Form 20-F
period 1998-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 1999-06-29
CIK 1051846

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 20-F

         [_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

         [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1998

                                      OR

         [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
        For the transition period from _____________ to _______________


Commission file number 0-29946

                      QIAO XING UNIVERSAL TELEPHONE, INC.
          -----------------------------------------------------------
            (Exact name of Registrant as specified in its charter)

                      QIAO XING UNIVERSAL TELEPHONE, INC.
          -----------------------------------------------------------
                (Translation of Registrant's name into English)

                            British Virgin Islands
            -------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                              Qiao Xing Building
                             Wu Shi Industrial Zone
                            Huizhou City, Guangdong,
                            People's Republic of China
                   ----------------------------------------
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


           Title of each                      Name of each exchange
               class                           on which registered
           -------------                      ---------------------
               None                                   N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                 $.001 Par Value Common Stock ("Common Stock")
                 ---------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     None
                              ------------------
                               (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1998:

                       9,600,000 Shares of Common Stock

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes    X     No  _____
          -----

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  _____    Item 18    X
                           -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Not Applicable.

                           EXCHANGE RATE INFORMATION

     The Company has prepared its consolidated financial statements in accordance with United States generally accepted accounting principles consistently applied and publishes such statements in Renminbi, the functional currency of the Company's subsidiaries and the legal tender currency of China. All references to "Renminbi" or "RMB" are to Renminbi. All references to "U.S. Dollars," "dollars," "US$" or "$" are to United States dollars. Conversion of amounts from Renminbi into United States dollars for the convenience of the reader has been made at the unified exchange rate quoted by the PBOC on December 31, 1998 of US$1.00 = RMB8.28.

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:


                                            Noon Buying Rate(1)
                            -----------------------------------------------
Calendar Year               Period End      Average (2)       High      Low
-------------               ----------      -----------       ----      ---

                                              (RMB per US$)

1994                         8.4662           8.6303         8.7409    8.4662

1995                         8.3374           8.3852         8.5000    8.2916

1996                         8.3284           8.3387         8.5000    8.3267

1997                         8.3099           8.3193         8.3260    8.3099

1998                         8.2789           8.2789         8.2801    8.2740
___________

(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2) Determined by averaging the rates on the last business day of each month during the relevant period.

                          FORWARD-LOOKING STATEMENTS


          The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report on Form 20-F and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to dependence upon key personnel, control by principal shareholder, competition, material factors relating to the operations of the business, the transfer of Hong Kong's sovereignty, PRC considerations, dependence on China factories, and general economic conditions.

                                    PART I


ITEM 1.  DESCRIPTION OF BUSINESS.
---------------------------------

Background and Organization

     Qiao Xing Universal Telephone, Inc. (the "Company" or "Qiao Xing") is principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. The Company's annual production capacity of telephone sets has increased from 300,000 to an estimated 4.5 million within the last six years. Its actual sales in 1998 were 2.8 million sets.

     The history of the Company dates back to April 1992 when Mr. Rui Lin Wu, the founder and the President of the Company, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People's Republic of China ("PRC" or "China"). The Company initially was engaged in the original design manufacturing of corded telephones, whereby products are designed and manufactured to the customer=' requirements and instructions and are marketed under the customer's designated brand name or without designated brand name. When the Company commenced its operations in August 1992, it consisted of only 100 employees and two production lines producing telephones.

     In October 1992, the Company began to develop its own brand name products and by the end of 1992, five different models of telephones had been successfully developed. With only one year's experience of operation, Qiao Xing had manufactured 300,000 telephones with net sales of RMB6 million. In 1993, the Company further enhanced its production capacity by expanding the factory area from 400 square meters to 3,800 square meters and by increasing the number of employees from 100 to 400. In 1993, Qiao Xing had manufactured 1,000,000 telephones with net sales of RMB50.1 million and generated a profit exceeding RMB4.4 million. The Company continued to expand its production capacity as its business grew. In 1994, the Company enlarged its factory area to 15,000 square meters with 20 production lines and 1,000 employees. Since then, Qiao Xing has successfully introduced its Model HA8188 series of 20 different styles of telephones which it developed. In 1994, Qiao Xing produced 1,300,000 telephones with net sales of RMB122.5 million, and generated a net profit of RMB20.0 million.

     In August 1995, Qiao Xing was awarded the ISO9001 certificate, which reflects the Company's reputation as a high quality telephone manufacturer. In addition, by the end of 1995, the Company both increased its production to include over 30 different types of telephones and the number of production lines to 28, generating an annual output of 3,000,000 telephones with net sales of RMB277.7 million. The net profit exceeded RMB34.1 million for the fiscal year ended December 31, 1995.

     In view of an increased market demand, in 1996, the Company successfully introduced a line of cordless telephone sets (one-channel and ten-channel products) to the market. By the end of 1996, five cordless products had been introduced, and 150,000 sets were sold. For the fiscal year ended December 31, 1996, 3,240,000 telephone sets, including cordless phones, were produced, with net sales of RMB351.9 million. The net profit was RMB34.5 million. For the fiscal year ended December 31, 1997, the Company successfully introduced the special function corded telephone sets and it produced 2,946,000 telephone sets with net sales of RMB400.2 million. The net profit was RMB41.2 million.

     In 1998, the Company's alteration of its sales mix towards the newly introduced special function corded telephone which carried a higher profit margin successfully maintained its growth in gross profit and net income. The special function corded telephones represented 25.9% of net sales revenue in 1998 as compared to 2.7% of net sales revenue in 1997. For the fiscal year ended December 31, 1998, the Company generated an annual output of 2,824,000 telephones with net sales of US$44.3 million (RMB366.8 million). The net income for the fiscal year ended December 31, 1998 was US$5.7 million (RMB47.3 million).

     The Company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. The Company owns the entire issued share capital in Qiao Xing Holdings Limited ("QXHL"), an international business company incorporated in the British Virgin Islands on July 23, 1997. QXHL owns 90% of the issued share capital in Qiao Xing Telecommunication Industry Co. Limited ("QXTI"), a PRC joint venture. Substantially all of the Company's income is contributed by QXTI. The remaining 10% of QXTI is owned by Qiao Xing International Trading Ltd. ("QXIT"), a PRC company owned by Rui Lin Wu (40%) and his elder son Zhi Yang Wu (60%). Messrs. Wu and Wu are executive officers and directors of the Company.

                             Organizational Chart

                                         Sino Foundations
                    Zhi Jian              Holdings Ltd.
                     Wu Li                (a Hong Kong
                     |                   Listed Company)
                     |                       |
                     |                       |
                     |   100%                |      100%
                     |                       |
                     |                       |
                     |
                                            Sino
                    Qiao Xing Trust     Communications
                     |                       Ltd.
                     |                       |
                     |                       |
                     |   71.16%              |      28.84%
                                   |
                                   |
 Private     Private
Investors   Placement       Wu Holdings Ltd.         IPO
           Shareholders                          Shareholders
   |           |                   |                  |

  9.7%        2.6%               71.0%              16.7%
                                   |
                                   |

                         QIAO XING UNIVERSAL          Rui Lin Wu and
                          TELEPHONE, INC.              Zhi Yang Wu
                                   |                         |
                                   |                         |
                                  100%                       |  100%
                                   |                         |

                         Qiao Xing Holding              Qiao Xing
                            Limited                   International
                                   |                    Trading Ltd.
                                   |                         |
                                   |                         |
                                  90%                        |  10%
                                   |

                            Qiao Xing
                         Telecommunication
                         Industry Co. Ltd.

Industry Overview

     The PRC ranks among the world's emerging telecommunication powers. The business volume of the post and telecom sector for the year ended December 31, 1997 reached to RMB177.3 billion, representing an increase of 32.1% from RMB134.2 billion for the year ended December 31, 1996. Backward telecommunications in the PRC in the early 1980s created a limitation for the national economy. However, since 1990 the usage of telephones in the PRC has grown rapidly and new technologies have been replacing old ones in the PRC's telecom sector. Manual switching has almost been eliminated and by the end of 1995, 98.6 percent of all telephone switching was done by program-controlled systems. Digital transmission is replacing the old analog transmission. By the end of 1997, the transmission capacity of the national post and telecom bureau went up 21.3% to 1.1 billion land-lines.

     Recent statistics revealed that the telecommunication sector in the PRC has grown tremendously. Land-line telephone subscribers numbered 70.3 million in 1997, which was 8.3 times the number of subscribers in 1991. The national telephone penetration rate grew from 6.33% in 1996 to 8.07% in 1997.

     Officials of the Ministry of Posts and Telecommunications and the Ministry of Electronics Industry have revised the Ninth Five-Year Plan (1996-2000) telecom industry targets upward due to surging market demand. Officials predict that land-line phones will grow to 123 million in the year 2000. This growth is expected to increase the telephone penetration rate to 10% of the population.

     In October 1996, the PRC Government formally announced that no selling of imported cordless telephones would be allowed in the country unless they (i) carried the Approval Certificate for Accessing PRC Telephone Network issued by the Ministry of Posts and Telecommunication; (ii) were accompanied by proof of legal imported channel; and (iii) complied with the specifications stated in the "Regulation of Product Quality." It is anticipated that the cordless phone market will continue to expand quickly as the people in the PRC are becoming more affluent and elect to up-grade their living standard. Qiao Xing, with its experience in telephone manufacturing and its popular brand name recognition, intends to benefit from this expected growth.

     In March 1998, the new Ministry of Information Industry grew out of the Ministry of Posts and Telecommunications and Ministry of Electronics Industry to govern China's telecommunication industry. This merger puts one government body in control of both manufacturers and operators in the telecommunications, software, information and broadcast industries. According to an article in Asian Wall Street Journal, the Ministry wants to focus on local technology and support locally made products, which is welcome news for Chinese telecommunication equipment makers. Many Sino-foreign joint ventures could actually get a boost as local partners try to supply Chinese telecommunication operators with the latest technology. For importers, the market will likely be tougher to penetrate.

     The telecommunications industry is expanding rapidly in the PRC, a country with a population of 1.2 billion whose economy is undergoing rapid growth. Peoples' standards of living have been highly improved. Owing to the rise of affluence, people appear willing to spend more money, to start subscribing for telephone lines at home and to up-grade their telephone from corded phones to cordless ones. Regarding the business sector, there is an essential need to increase telecommunication services in the country. The telephone, being the most basic telecom equipment, has been and is expected to continue to be in the highest demand.

Business Operations and Product Range

     Qiao Xing is principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily corded and cordless telephone sets under the trademark of "Qiao Xing". According to the National Statistic Bureau of the China Technology Progress Information Centre, Qiao Xing was the second largest telephone manufacturer by sales volume in the PRC in 1997 and 1998.

     Qiao Xing has produced corded telephones since its formation in 1992. In 1996, it successfully developed the manufacture of one-channel and ten-channel cordless telephones. However, since one-channel cordless phones can be easily interfered and create a lot of noises, the Company stopped producing it in June 1997 and now concentrates on ten-channel cordless phone manufacturing.

     In October 1997, the Company introduced the smart card telephones, which is the first of many special function corded telephones that the Company expects to develop and introduce to the market. In the first quarter of 1998, the Company developed and introduced caller ID display telephones and coin operated telephones. The Company completed twelve new models of special function corded telephones in 1998.

     Presently, the Company is producing and selling 145, 25 and 20 different models of corded telephones, cordless telephones and special function corded telephones, respectively, with the sale ratio of 82.9 to 8.5 to 8.6 on units and 52 to 22 to 26 on dollars in 1998.


Telephone Sales By Units

                                                                     Year ended December 31
                                          1994               1995              1996              1997              1998
                                          sets               sets              sets              sets              sets
corded                                   1,255,949          2,963,007         3,092,687         2,602,003         2,339,999
cordless                                       ---              3,181           148,695           326,993           240,168
smart card                                     ---                ---               ---            16,995           152,574
caller ID                                      ---                ---               ---               ---            72,691
coin operated                                  ---                ---               ---               ---            18,943
Total                                    1,255,949          2,966,188         3,241,382         2,945,991         2,824,375
                                         =========          =========         =========         =========         =========

Average Wholesales Prices Per Set

                                                                   Year ended December 31
                                            1994               1995              1996              1997              1998
                                            RMB                RMB               RMB               RMB               RMB
corded                                       97.51              93.18             90.94             97.21             82.09
cordless                                       ---             490.85            475.13            417.51            332.03
smart card                                     ---                ---               ---            633.12            507.53
caller ID                                      ---                ---               ---               ---            154.98
coin operated                                  ---                ---               ---               ---            328.44

Telephone Sales By RMB

                                                                     Year ended December 31
                                          1994               1995              1996              1997              1998
                                         RMB=000            RMB=000           RMB=000           RMB=000           RMB=000
corded                                     122,468            276,093           281,249           252,941           192,098
cordless                                       ---              1,561            70,649           136,523            79,742
smart card                                     ---                ---               ---            10,760            77,437
caller ID                                      ---                ---               ---               ---            11,265
coin operated                                  ---                ---               ---               ---             6,222
Total                                      122,468            277,654           351,898           400,224           366,764
                                         =========          =========         =========         =========         =========

     Cordless telephones and the special function corded telephones require more sophisticated and more hi-tech manufacturing techniques and the Company charges a higher wholesale price and makes a greater margin for special function corded telephones than for the ordinary one. The wholesale prices for the Company=s cordless telephones range from US$30-60 (RMB250-500). For corded telephones, two categories have been classified, with the simpler version selling for US$6-15 (RMB50-125), and the models with greater features selling for US$15-18 (RMB125-
150) per telephone. The wholesale prices for the special corded telephones range from US$16-80 (RMB130-660) per telephone.

     Cordless telephones on average have a gross profit margin of 12 to 20 percent, corded telephones have an approximately 25 percent gross profit margin, and special function corded telephones have a gross profit margin of 25 to 70 percent.

     The top three popular products that Qiao Xing is selling are all corded telephones:

          HA 8188(5) P/T           491,747 sets sold in 1998
          HA 8188(15) P/TSD-LCD    262,732 sets sold in 1998
          HA 8188(7) P/T           199,877 sets sold in 1998

     In addition to its core products, Qiao Xing has also produced a small quantity of digital recording telephones and telephone exchanges.

Production Facilities

     The Company's production facilities are located in four five-stories industrial buildings in Wu Shi Industrial Zone, Huizhou City, Guangdong Province, the PRC, with a total gross floor area of approximately 16,300 square meters. As at December 31, 1998, there were 38 assembly lines, with approximately 1,800 workers employed at the factory.

     The Company's current maximum production capacity of telephones is approximately 4,500,000 units per year, consisting of 4,000,000 units of corded telephones and 500,000 units of cordless telephones. The Company had produced 2,824,375 units in 1998, consisting of 2,339,999 units of corded telephones, 240,168 units of cordless telephones and 244,208 units of special function corded telephones.

Manufacturing Process

     The Company's manufacturing process is subject to stringent quality control. This process begins with its incoming quality control process, whereby all externally supplied parts are inspected in accordance with the standard established by the Company. The Company's finished products are delivered to a holding area where the quality assurance workers randomly select samples of product from each shipment which are checked in accordance with an accepted quality level previously drawn up and agreed with the particular customer to ensure that the samples comply with the required specifications. The finished products are then ready for delivery.

     The following principal steps are involved in the manufacturing process after the initial inspection process:

          . Plastic Injection Molding - Plastic resins are loaded into an injection machine, where they are melted and injected into a ready-made mold. When the plastic piece cools down, it becomes a solid piece of inelastic plastic part.

          . Painting and Silk Screen Printing - Some individual pieces or components need hand-spraying, using a variety of techniques including free-hand spraying, mask or template spraying, free hand brush painting and silk screen printing.

          . Assembly - When all components have been molded and painted, they are transferred to an assembly line. Each assembly line is operated by a team of workers, each having a specific task in the assembly of a product.

     The following steps are usually involved in producing electronic components after the incoming quality control process. Two methods of assembly are used by the Company, namely automatic wave soldering and surface mount technique.

          . Automatic Wave Soldering - Components are soldered on to the printed circuit boards by using automatic wave soldering machines which pre-heat, flux and solder the circuit boards, before cutting off excess lengths of the legs of components. Finally, the circuit boards are dipped into a solder bath to ensure that reliable joints are formed in a single automated process. The automatic wave-soldering machine is subject to hourly checks to ensure that all soldering machines are at the correct temperature in order to achieve consistency.

          . Surface Mount Technique - Miniaturized components are placed onto the surface of a circuit board by a pick and place device. The components are attached to the circuit board using epoxy resin and the circuit board is then passed through an oven which bakes the resin to hold the components in place. The circuit board is subsequently placed onto a wave soldering machine where solder flows around the components to ensure that they achieve a correct electrical connection.

     Thereafter, electronic circuit boards are transferred to sub-assembly lines where supplementary components like switches, which cannot be processed through the automatic wave soldering machines or the surface mount placement machines, are assembled onto the circuit boards. All the circuit boards are then subject to computerized in-circuit testing to ensure that the "circuit" is continuous and does not contain damaged components or poorly soldered joints. The circuit boards are then subject to a full function testing by inserting them into specially designed test fixtures which simulate the performance of the circuit boards as if they were already installed into their final plastic cabinet.

     The electronic circuit boards are assembled into their cabinets, which are then once again subject to a full-function testing through a wider variety of performance-related and specification-related tests. The products are then packed together with operation manuals and other related accessories into shipping cartons ready for export to the Company's customers.

     Each of the different product categories is subject to different product design requirements and testing procedures, under their respective industry standards. The similarities in certain stages of the production procedure of these different products allow the Company a degree of flexibility in organizing its production capacity to cope with any changes in product mix effectively.

     Management believes that the Company's growth in revenue in recent years demonstrates its ability to operate profitably with different product mixes, such as corded telephones, cordless telephones, telephone recorders, and the newly developed home fax machine. Management also believes that the product mix of the Company allows it to buffer against any unexpected downturn in general demand for any single product category better than many of the Company's competitors who are engaged solely in the production of a single product category.

Quality Assurance System

     The Company places significant emphasis on preventive measures in the quality control process and employs quality control procedures at every critical manufacturing stage, with the aim of identifying, analyzing and solving problems at the earliest possible stage of the production process. The Company is equipped with the necessary testing facilities to handle the quality control tests and provides in-house training for its quality control staff.

     Quality control tests on the production process include:

     . Sampling test method is used to inspect all incoming materials on a sample basis;
     . At each stage of production process, quality control inspectors monitor the production flow and check the quality of the products; and
     . Finished products are checked by quality control staff on a sample basis.

     The Company obtained the ISO 9001 Quality System Certificate in respect of its quality assurance system in August 1995, reflecting the Company's reputation as a quality telecommunication equipment manufacturer.

     The Company has not received any material claims for defective products from customers for the three years ended December 31, 1998.

Sales and Marketing

     Substantially all of the Company's products are sold in the PRC market and accounted for approximately 99.8 percent and 99.7 percent of the Company's total revenues for the years ended December 31, 1997 and 1998, respectively. The remaining balance of products is exported to Canada, Korea and Taiwan.

     The Company currently has 40 independent regional distributors and after-sales service centers, including six wholesale agencies, serving its major customers in different provinces in the PRC. There is at least one representative assigned by Qiao Xing to each regional distributor to make frequent visits in order to understand the business operation and assist management. These regional distributors distribute the Company's telecommunication products to a network of over 1,000 retail outlets, including 280 consignments in big department stores. The purchase orders for telephones from these retail outlets are collected by the 40 regional distributors, who would then place consolidated purchase orders with the Company on their own accounts. The regional distributors are each responsible for the credit risk and settlement of their own customers. A settlement period of 30 days to 210 days is given by the Company to the distributors.

     The second way that the Company's products are marketed is through direct mailing. By following the telephone directory, the regional distributors will send out product catalogues to selected households. If customers are interested, they can contact the distributor and place an order.

     Qiao Xing intends to continue to expand its retail network. It expects to expand its distributors network at the city and county level; further, the Company intends to open 300 additional consignments in department stores in the coming years. Management believes that the engagement of the regional distributors enables the Company to streamline its sales effort and expand its geographical coverage in the PRC.

     The Company's sales and marketing strategy focuses on satisfying customers with high quality product, consistent timely delivery, competitive product pricing and efficient after-sales service. The staff of the Company communicates regularly with the regional distributors and their customers to obtain market information and to ascertain their needs. The Company also conducts regular reviews to analyze customers' potential demands and to plan for new products.

     Management believes that the provision of efficient after-sale service is an important factor in influencing consumers' choices. The Company offers a one-year warranty on its telephones. During the warranty period, all repair and maintenance services are provided free of charge. After the warranty period, customers assume the cost of repair and the components used. After-sale services for the products manufactured by the Company are provided by the 40 regional distributors.

     The Company advertises through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets. In addition, the "Qiao Xing" brand name is also promoted through sponsorship of sports events. For instance, in 1996, the Company had sponsored the China Diving Team and the 1996 Olympic Champion Diver--Miss FU Ming Xia--in return for Miss Fu's agreement to appear in Qiao Xing's product brochures.

     The Company had spent approximately US$1.0 million in 1998 for advertising and promotion. It is expected that US$2.5 million will be spent in 1999. In addition, the Company is planning to donate a total of US$1.2 million to the Poverty Fund of China over the next 10 years and to offer 50 percent discounts for 300,000 units of assigned telephones to poverty-stricken households. This not only helps to promote the Company's brand name among the undeveloped market, but also has generated significant media coverage of the Company.

Materials and Components

     More than 3,000 different parts and components are required for the manufacture of current models of the Company's corded and cordless telephone sets. The primary components are integrated circuits, printed circuit boards, liquid crystal displays, resistors, transistors and diodes. Except for some special integrated circuit items and central processing units, which are sourced from Hong Kong, the Company obtains its major components and raw materials from the leading suppliers in the Pearl River Delta in the PRC. In order to secure the supply of raw materials, the Company will select at least two suppliers for each component. Management believes that there is no seasonality factor which might affect the supply of raw materials. For the year ended December 31, 1998, the top ten suppliers of the Company accounted for approximately 41.1% percent of the Company's total purchases of materials and components. No single supplier accounted for over 10 percent of the Company's total purchases of materials and components for the year ended December 31, 1998.

     The Company has formal distributorship agreements with the suppliers of the parts and components. However, these contracts only confirm the selected components and the price that Qiao Xing has agreed to pay; there is no firm agreement on the quantity to be purchased. The Company believes that it has established a very stable and friendly relationship with its suppliers, since more than 70 percent of these suppliers have remained major suppliers of Qiao Xing since 1993. Payment for materials and components are made in RMB with a credit term ranging from 30 days to 270 days.

Research and Development

     The Company's research and development ("R&D") and engineering functions are performed in the PRC. As at December 31, 1998, the Company employed 38 staff in the R&D and engineering divisions, who work closely with the Company's sales and marketing executives to gauge the market demand in developing new products and new models of existing products. The R&D division is currently monitoring 35 particular models of corded telephone and eight particular models of cordless telephone.

     In 1998, Qiao Xing spent US$109,000 on the R&D division. As the new special function corded telephones and the new cordless telephones manufacture develops, the Company anticipates increasing the research and development funding and the budget to purchase new technologies to US$3.0 million in 1999.

Competition

     The market for telecommunication equipment generally and corded and cordless telephones, as well as facsimile machines, in particular in the PRC is intensely competitive. The Company believes that the principal competitive factors are brand name recognition, distribution capability, after-sale service, short lead time in product development, product quality and capability of mass production. Only those telecommunication products that have been granted the permits issued by the Ministry of Posts and Telecommunications are allowed to be connected to the telephone network in the PRC.

     Management considers that the products manufactured by the Company are not competing directly with imported products with similar features, which are sold in the higher price range. The Company currently competes directly with domestic manufacturers in the PRC, namely TCL in Huizhou, which is currently the leading seller of telephones in the PRC, according to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau. According to the Company's market research, in 1998, TCL owned a market share of approximately 8 percent, and the Company accounted for approximately 7 percent. However, TCL is now diversifying into home electric appliance manufacture, including TV sets, which will likely divert some of its resources from the telephone manufacturing business.

     According to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau, the Company was the second largest seller of telephones in the PRC in 1997 and 1998. Since the Company's market share is very close to TCL, management believes that within a year or two the Company's market share will exceed that of TCL, particularly since management strongly believes that the selling prices of telephones currently manufactured by the Company are generally lower than those of similar products with comparable quality that are available in the PRC market. Further, according to the Company's market research, its newly introduced special function corded telephone which carried a higher profit margin owned higher market share than TCL's similar products. According to TCL's audited annual report, in the year ended December 31, 1998, TCL generated an annual output of 3,477,000 telephones, which was 23.1% higher than that of Qiao Xing; however, net sales of TCL was RMB358.6 million, representing 2.2% lower than that of Qiao Xing, and the gross profit of TCL for the year ended December 31, 1998 was RMB88.9 million, representing 22.6% lower than that of Qiao Xing.


ITEM 2. DESCRIPTION OF PROPERTY.
--------------------------------

     The Company's principal executive offices are located at Qiao Xing Building, Wu Shi Industrial Zone, Huizhou City, Guangdong, PRC. The Company's production facilities are located in four five-storied industrial buildings in Wu Shi Industrial Zone, Huizhou City, Guangdong, PRC, with a total gross floor area of approximately 16,300 square meters.


ITEM 3. LEGAL PROCEEDINGS.
--------------------------

     The Company is not a party to any material legal proceedings, nor are there any material legal proceedings pending with respect to any property of the Company, and the Company is not aware of any legal proceedings contemplated by any governmental authorities involving either the Company or its property. No director, officer or affiliate of the Company, or any associate of a director, officer or affiliate of the Company, is an adverse party in any legal proceedings involving the Company or its subsidiaries, or has an interest in any such proceeding which is adverse to the Company or its subsidiaries.


ITEM 4. CONTROL OF REGISTRANT.
------------------------------

     (a) As far as is known to management of the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

     (b) The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of June 30, 1999 (i) by each person who is known by the Company to own beneficially more than 10% of the outstanding Common Stock, (ii) by each executive officer and director of the Company and (iii) by all directors and executive officers as a group. Except as set forth below, to the knowledge of the Company, the Company is not directly or indirectly owned or controlled by any other corporation or by any foreign government.

Name of Beneficial Holder                                                            Number         Percent
-------------------------                                                            ------         -------
                                                                                  Shares Beneficially Owned
                                                                                  -------------------------
Wu Holdings Limited........................................................         6,819,000(1)       71.0
Rui Lin Wu.................................................................         6,819,000(1)       71.0
Zhi Yang Wu................................................................                 0             0
Shuen Ji Yeh...............................................................                 0             0
Zhong Ai Li................................................................                 0             0
Jie Shi....................................................................                 0             0
Heng Xu....................................................................                 0             0
Zi Shu Huang...............................................................                 0             0
Mei Lian Li................................................................                 0             0
All directors and executive officers as a group (8 persons)................         6,819,000          71.0

___________

(1) Wu Holdings Limited is a British Virgin Islands corporation which is 71.16% owned by the Qiao Xing Trust and the remaining 28.84% is owned by Sino Communications Ltd., a wholly owned subsidiary of a nonaffiliated corporation listed on The Stock Exchange of Hong Kong Limited. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, Chairman of the Company. The 6,819,000 shares of Common Stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.


     (c) To the knowledge of the Company, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.


ITEM 5. NATURE OF TRADING MARKET.
---------------------------------

     The Common Stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the symbol "XING." The following table sets forth, on a quarterly basis, the high and low sales prices for the Common Stock since its listing on The Nasdaq National Market on February 16, 1999:

     Quarter ended:         High      Low
     -------------          ----      ---

     March 31, 1999        $6.75      $4.00
     June 30, 1999         $5.00      $3.25


     The Company does not believe that there is any principal non-United States trading market for the Common Stock. The Company believes that a substantial majority of the outstanding Common Stock is held in the United States by Cede & Co. as record holder.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.
---------------------------------------------------------------------------

     There are no exchange control restrictions in China on the repatriation of dividends by the Company's subsidiaries. In addition, there are no material British Virgin Islands laws that impose foreign exchange controls on the Company or that affect the payment of dividends, interest or other payments to nonresident holders of the Company's capital stock. British Virgin Islands law and the Company's Memorandum of Association and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote the Common Stock.


ITEM 7. TAXATION.
-----------------

     The following is a summary of certain anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in the Common Stock. The summary does not deal with all possible tax consequences relating to an investment in the Common Stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S. and non-British Virgin Islands) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the Common Stock. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person (i.e., a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source) making an investment in the Common Stock (a "U.S. Investor"). For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more United States persons have the authority to control all of its substantial decisions. In addition, the following discussion does not address the tax consequences to a person who holds (or will hold), directly or indirectly, 10% or more of the Common Stock (a "10% Shareholder"). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the Common Stock.

     A U.S. Investor receiving a distribution with respect to the Common Stock will be required to include such distribution in gross income as a taxable dividend, to the extent of the Company's current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits of the Company will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. Investor's adjusted tax basis in the Common Stock, and then as gain from the sale or exchange of a capital asset, provided that the Common Stock constitutes a capital asset in the hands of the U.S. Investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the Common Stock.

     Gain or loss on the sale or exchange of the Common Stock will be treated as capital gain or loss if the Common Stock is held as a capital asset by the U.S. Investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the Common Stock for more than one year at the time of the sale or exchange, and will be taxed at the lowest rates applicable to capital gains if the U.S. Investor has held the Common Stock for more than eighteen months at such time.

     A holder of Common Stock may be subject to "backup withholding" at the rate of 31% with respect to dividends paid on such Common Stock if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of Common Stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of Common Stock if such holder (i) is a corporation or comes within certain other exempt categories or
(ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of Common Stock who are not U.S. persons ("non-U.S. holders") are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's U.S. federal income tax liability, if any) provided that amount withheld is claimed as federal taxes withheld on the holder's U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund (or, in the case of non-U.S. holders, an income tax return) in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

     Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of Common Stock who is not a resident of the BVI is exempt from BVI income tax on dividends paid with respect to the Common Stock and all holders of Common Stock are not liable to BVI income tax on gains realized during that year on sale or disposal of such shares; the BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

     There are no capital gains, gift or inheritance taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the Common Stock is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the BVI.

ITEM 8. SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------

     The Company prepares its Consolidated Financial Statements in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"). The following summary consolidated income statement data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 were derived from the audited financial statements of the Company included elsewhere in this Annual Report and should be read in conjunction with such financial statements. The following summary consolidated income statement data for the year ended December 31, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1995 and 1996 were derived from the audited financial statement of the Company not included elsewhere in this Annual Report. The following consolidated balance sheet data as of December 31, 1994 was derived from the unaudited financial statements of the Company not included elsewhere in this Annual Report. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

                                                                 Years ended December 31,
                                -------------------------------------------------------------------------------------------
                                    1994            1995            1996            1997                    1998
                                -----------     -----------     -----------     -----------     ---------------------------
                                  Rmb'000         Rmb'000         Rmb'000         Rmb'000          Rmb'000       US$'000
Income Statement Data
Net Sales                           122,468         277,654         351,898         400,224         366,764          44,295
Cost of goods sold                  (84,670)       (213,807)       (279,130)       (300,910)       (251,935)        (30,427)
                                -----------     -----------     -----------     -----------     -----------     -----------

Gross Profit                         37,798          63,847          72,768          99,314         114,829          13,868
Selling, general and
 administrative expenses            (12,286)        (25,886)        (32,865)        (43,425)        (48,301)         (5,833)

Interest income (expense),             (897)         (1,029)         (1,688)         (3,336)         (4,814)           (582)
 net
Other income (expense), net             176              (4)            180            (115)           (961)           (116)
                                -----------     -----------     -----------     -----------     -----------     -----------

Income before income tax             24,791          36,928          38,395          52,438          60,753           7,337
Provision for income tax                 --              --              --          (6,565)         (7,900)           (954)
                                -----------     -----------     -----------     -----------     -----------     -----------

Income before minority               24,791          36,928          38,395          45,873          52,853           6,383
 interests
Minority interests (1)               (5,651)         (7,582)         (3,931)         (4,664)         (5,590)           (675)
                                -----------     -----------     -----------     -----------     -----------     -----------

Net income and
 comprehensive income                19,140          29,346          34,464          41,209          47,263           5,708
                                ===========     ===========     ===========     ===========     ===========     ===========

Earnings per share (2)             Rmb 2.55        Rmb 3.91        Rmb 4.60        Rmb 5.43        Rmb 5.96        US$ 0.72
                                ===========     ===========     ===========     ===========     ===========     ===========
Weighted average number of
 shares outstanding               7,500,000       7,500,000       7,500,000       7,595,000       7,936,000       7,936,000
                                ===========     ===========     ===========     ===========     ===========     ===========

                                                                         As of December 31,
                                  ---------------------------------------------------------------------------------------------
                                        1994               1995              1996             1997                1998
                                  ----------------    --------------   --------------   --------------  -----------------------
                                       Rmb'000           Rmb'000          Rmb'000          Rmb'000         Rmb'000     US$'000
                                     (Unaudited)
Balance Sheet Data
Cash and cash equivalent                     4,246             4,332            6,887            6,461           7,955      961
Working capital                             12,813            13,375           45,992          101,463         127,162   15,358
Property, machinery and equipment
 net                                        18,571            37,122           39,149           41,345          38,813    4,688
Construction-in-progress                        --                --               --               --          34,929    4,218
Total assets                                82,765           136,698          188,895          287,478         387,893   46,847
Short-term debts                                --             3,623           10,315           27,513          47,886    5,783
Long-term debts                                 60             8,119            8,119           18,151          25,623    3,095
Total liabilities                           51,441            94,320          111,873          162,821         212,612   25,678
Shareholders' equity                        24,446            34,063           67,294          110,946         163,980   19,804

   (1) Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in a subsidiary of the Company.

(2) Earnings per share is computed by dividing net income for 1994, 1995 and 1996 by 7,500,000, for 1997 by 7,595,000, for 1998 by 7,936,000, the weighted average number of shares of Common Stock outstanding during the year, on the basis that the share split and the issue of 4,500,000 shares of Common Stock for the acquisition of a 90% interest in QXIT had been consummated prior to the years presented.
(3) During the years ended December 31, 1993 and 1994 and for the period from January 1 to May 22, 1995, the Company owned 78% in Qiao Xing Telecommunication Industry Company Limited ("QXTI"), a joint venture incorporated in the PRC. The minority shareholder of QXTI was Huizhou Qiao Lian Economic Development Company ("QLED", a state-owned company established in the PRC). Under the joint venture agreement, QXTI required a unanimous vote of all joint venture partners on the following four matters: (i) amendment of QXTI's articles of association; (ii) dissolution of QXTI; (iii) changes in QXTI's registered share capital; and (iv) merger of QXTI with other corporation, and there were no other matters that would have required unanimous vote (See Notes to Financial Statements).

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS.
--------------


     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto. The amounts reflected in the following discussion are in Renminbi ("RMB"). Translation of amounts for 1998 from Renminbi into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1998 of US$1.00 = RMB8.28.


                       Analysis of Results of Operations
                       ---------------------------------

Fiscal 1998 compared to Fiscal 1997
-----------------------------------

Net Sales

     Net sales revenue decreased by RMB33,460,000 or 8.4% from RMB400,224,000 in 1997 to RMB366,764,000 (US$44,295,000) in 1998. The decrease was primarily attributable to the following factors: (i) the economic crisis in the Southeast Asia area weakened the purchase power of the electronics consumable market; (ii) the serious floods which occurred in July and August 1998 in the Long River drainage area significantly decreased the consumers' purchase desire in that area; (iii) the competitive rivalry in the telephone market caused the Company to reduce the selling price of the ordinary corded and cordless phones in fiscal 1998 with the aim of maintaining its market share; and (iv) the special function corded telephones newly introduced in 1998 were well accepted by the market (25.9% of the sales revenue generated in fiscal 1998 was contributed by the special function corded phones). The increased sales revenue generated from this market segment offset the reduction of sales revenue of the ordinary phones.

     The following table presents the Company's sales revenues by category, and the approximate percentage of total sales revenues for fiscal 1998 and 1997:

                                                                 Year ended December 31
                                                      1998                                    1997
                                               RMB'000              %                   RMB'000              %
ordinary corded telephones                     192,098            52.4                  252,941            63.2
ordinary cordless telephones                    79,742            21.7                  136,523            34.1
smart card telephones                           77,437            21.1                   10,760             2.7
caller ID displayed telephones                  11,265             3.1                       --              --
coin operated telephones                         6,222             1.7                       --              --
Total                                          366,764             100                  400,224             100
                                       ===============    ============         ================================

Gross Profit

     The Company's gross profit during the same period increased by RMB15,515,000 or 15.6% from RMB99,314,000 in 1997 to RMB114,829,000
(US$13,868,000) in 1998. The Company's gross profit margin increased from 24.8% in 1997 to 31.3% in 1998. The increase is primarily attributable to the following reasons: (i) the increasing proportion of sales revenue generated by the high profit margin products caused the average gross profit margin to increase; (ii) as a result of the continuous effort of the research and development department, the production cost of new models was lower than that of the old models with similar functionality; and (iii) as the production technique improved continuously, the material wastage was reduced.

Selling, General and Administrative Expenses

     Selling expenses decreased slightly by RMB1,720,000 or 6.0% from RMB28,473,000 or 7.1% of net sales in 1997 to RMB26,753,000 (US$3,231,000) or
7.3% of net sales in 1998. The decrease was predominantly attributable to the change of promoting strategy of the new products. The Company tended to use more printing media, such as advertising pamphlets, billboards, and posters, instead of TV advertising for the promotion campaigns of the new models and new products. As a result, the advertising and promotional expenses decreased by RMB3,495,000 or 30.6% from 1997 to 1998.

     General and administrative expenses increased by RMB6,596,000 or 44.1% from RMB14,952,000 in 1997 to RMB21,548,000 (US$2,602,000) in 1998 primarily due to
(i) allowance for doubtful accounts increased by RMB3,516,000 from 1997 to 1998, as provision for doubtful accounts was primarily determined and computed on the ending balance of trade receivables by using predetermined computation method. With the expansion of the sales network and the extension of credit terms applicable to large orders from the related companies of the Ministry of Post and Telecommunications in the PRC and to customers with good repayment history, the ending balance of trade receivables increased by RMB93,566,000 from RMB135,468,000 as of December 31, 1997 to RMB229,034,000 as of December 31, 1998; and (ii) the Company appointed several professional firms to provide advisory service for corporate strategy formulation and corporate finance arrangement and the consultant fee increased by RMB1,495,000 from 1997 to 1998.

Other Income/Expenses

     Interest expenditure during the same period increased by RMB1,711,000 or 50.5% from RMB3,390,000 in 1997 to RMB5,101,000 (US$616,000) in 1998. The
increase was attributable to the increase of loan to supplement working capital.

     Minority interest for the Company, which was RMB5,590,000 (US$675,000) in fiscal 1998, referred to the 10% interest of a minority shareholder in Qiao Xing Telecommunication Industry Company Limited.

Income Taxes

     Since the Company is subject to a 50% reduction in state income tax and full reduction in local income tax in 1998, the income taxes provision amounted to RMB7,900,000 (US$954,000). If the tax holiday did not exist, the Company=s income tax expenses (net of minority interest) would have been increased by approximately RMB8,792,000 (US$1,062,000).

Fiscal 1997 compared to Fiscal 1996
-----------------------------------

Net Sales

     Net sales revenue increased by RMB48,326,000 or 13.7% from RMB351,898,000 in 1996 to RMB400,224,000 in 1997 primarily attributable to the change of sales mix of the Company. While the corded telephone sales in 1997 continued to be the Company's major source of sales revenue as in 1996, the success of the new 10 channel cordless telephones and the smart card telephones further increased the revenue. The corded telephone sales accounted for 79.9% and 63.2% in 1996 and 1997, respectively, and the cordless telephone sales accounted for 20.1% and 34.1% in 1996 and 1997, respectively. The new 10 channel cordless telephones and the smart card telephones increased the revenue by approximately RMB31,062,000.

Gross Profit

     The Company's gross profit during the same period increased by RMB26,546,000 or 36.5% from RMB72,768,000 in 1996 to RMB99,314,000 in 1997. The
Company's gross margin increased from 20.7% in 1996 to 24.8% in 1997. The increase is attributable primarily to the following reasons: (i) the average gross profit margin of cordless telephones and the smart card telephone were higher than that of corded telephone; (ii) as the production technique for cordless telephones were getting matured, the wastage on materials were lowered; and (iii) as the production volume of cordless telephones increased, bulk purchase of some of the key components lowered the purchasing price compared with the same period of 1996.

Selling, General and Administrative Expenses

     Selling expenses increased by RMB5,096,000 or 21.8% from RMB23,377,000 or 6.6% of net sales in 1996 to RMB28,473,000 or 7.1% of net sales in 1997, predominantly attributable to the relevant advertising expenses increased in promoting the hi-tech and sophisticated image of the cordless telephones. The advertising expenses, which accounted for 35.7% and 40.1% of selling expenses in 1996 and 1997, respectively, increased by RMB3,048,000 or 36.5% from 1996 to 1997.

     General and administrative expenses increased by RMB5,464,000 or 57.6% from RMB9,488,000 in 1996 to RMB14,952,000 in 1997 primarily due to (i) allowance for doubtful accounts increased by RMB1,488,000 from 1996 to 1997 as allowance for doubtful accounts was provided generally on 1% of the ending balance of trade receivables and on 50% to 100% of specific accounts such as overdue trade outstandings. With the expanding of the sales network and increasing of sales volume, the ending balance of trade receivables increased by RMB67,679,000 from RMB67,789,000 as of December 31, 1996 to RMB135,468,000 as of December 31, 1997
and there was write-back of doubtful accounts of RMB420,000 in 1996, (ii) the increase of the general administrative staffs and the leasing expenses incurred for the expansion of dormitories which were leased for administrative staffs newly employed and promoted. The increase of the administrative staffs led to the relevant expenses, including salaries, staff benefits and dormitory leasing expenses, increasing by RMB655,000 or 16.6% from 1996 to 1997; (iii) the increase of the Company's business activities caused the entertainment expenses and office expenses to increase by RMB367,000 and RMB204,000, respectively; and
(iv) the occurrence of exceptional items including donation to charity of RMB571,000 and a vehicle disposal loss of RMB454,000.

Other Income/Expenses

     Interest expenditure increased by RMB1,690,000 or 99.4% from RMB1,700,000 in 1996 to RMB3,390,000 in 1997. The increase was attributable to the increase of loan to supplement working capital.

     Minority interest for the Company, which was RMB4,664,000 in fiscal 1997, referred to the 10% interest of a minority shareholder in Qiao Xing Telecommunication Industry Company Limited.

Income Taxes

     Since the Company is subject to a 50% reduction in state income tax and full reduction in local income tax in 1997, the income taxes provision amounted to RMB6,565,000. If the tax holiday did not exist, the Company's income tax expenses (net of minority interest) would have been increased by RMB7,386,000.

                        Liquidity and Capital Resources
                        -------------------------------

     The Company has no direct business operations other than its ownership of its subsidiaries. Its ability to pay dividends and meet other obligations depends upon the receipts of dividends or other payments from its operating subsidiaries. There are currently no known restrictions on the Company=s subsidiaries to pay dividends to the Company; however, the Company does not currently intend to pay dividends to its shareholders.

     The Company's primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. For the year ended December 31, 1998, RMB14,711,000 (US$1,777,000) and RMB14,349,000
(US$1,733,000) cash flow from operating and financing activities, respectively, and RMB27,576,000 (US$3,330,000) was used by investing activities. Consequently, cash and cash equivalents increased by RMB1,494,000 (US$181,000) during the year ended December 31, 1998.

     Net increase in cash and bank deposit was RMB1,494,000 (US$181,000) for the year ended December 31, 1998, as compared with a net decrease in cash and bank deposit of RMB426,000 for the year ended December 31, 1997. The Company's increase in cash flow during the year ended December 31, 1998 was primarily due to (i) the increase in net income; (ii) the decrease in the Company's inventory;
(iii) the increase in new short-term borrowings; and (iv) the net proceeds raised from issue of common stock through a private placement.

     Inventory decreased by RMB17,885,000 (US$2,160,000) from RMB81,005,000 as of December 31, 1997 to RMB63,120,000 (US$7,623,000) as of December 31, 1998.
The decrease in inventory was predominantly due to the Company having adopted a better inventory managing system in 1998.

     However, the accounts receivable balance increased by RMB87,366,000 (US$10,551,000) from RMB135,453,000 as of December 31, 1997 to RMB222,819,000
(US$26,911,000) as of December 31, 1998. The increase in accounts receivable was attributable to (i) the expansion of the Company's distribution network; (ii) the extension of credit terms applicable to large orders from the related companies of the Ministry of Post and Telecommunications in the PRC; and (iii) a longer credit term available to customers with good repayment history. The days sales outstanding increased from 91 days in 1997 to 176 days in 1998. Approximately 94% of accounts receivable were less than nine months (270 days), of which over 70% were less than six months (180 days) as of December 31, 1998. The primary reasons why customers needed credit extensions are: (i) all these customers are wholesale sellers and the competitive rivalry in the telephone market caused them to offer longer credit terms to retain their sales volumes; and (ii) the Company launched a business relationship with the related companies of the Ministry of Post and Telecommunications in the PRC in late 1997 and nearly all of these companies' suppliers offered a credit term of more than three months (90 days). For large orders, the common credit term is from six months (180 days) to ten months (300 days). The Company does not expect this trend to continue and has made effort to shorten the days sales outstanding as it may significantly impact the Company's liquidity if the days sales outstanding keep increasing.

     As of December 31, 1998, the Company's consolidated working capital was RMB127,162,000 (US$15,358,000) compared to RMB101,463,000 as of December 31,
1997. The Company's aggregate capital expenditures during fiscal 1998 were RMB32,056,000 (US$3,871,000) compared to RMB12,537,000 in fiscal 1997. This increase primarily reflects expenditures for the acquisition of property, machinery and equipment and additions of construction-in-progress of its new factory in Huizhou, China. Construction-in-progress comprised cost of land used for construction of factory and office buildings. The land is located in the PRC held under land use rights for terms of 44 to 50 years. Construction will be carried out in phases, and the first stage is to expand the factory area to 24,545 square meters to provide room for larger production facilities. Subsequent construction plans are being considered. During 2000 to 2001, the construction cost of approximately US$0.8 million will be applied from the net proceed of the Initial Public Offering completed in February 1999, approximately US$0.6 million will be financed by bank loan, and approximately US$0.8 million will be provided by the saving on rental expenses and cash from its operations.

     As of December 31, 1998, the Company had a long-term payable of RMB19,388,000 (US$2,221,000) (before unamortized discount based on imputed interest rate of 10.35% p.a.) in respect of accrual for the balance of the acquisition cost of land under construction of factories and office buildings, and are repayable within 19 years starting from 1999 by RMB1,000,000 per year. This long-term payable is unsecured and after unamortized discount based on imputed interest rate of 10.35% p.a., the long term payable is RMB8,657,000 (US$1,046,000). The Company intends to settle this long-term payable by cash generated from its operations.

     Historically, the Company has financed its operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 13.0% and 14.9% of the Company=s total assets as of December 31, 1997 and December 31, 1998, respectively. Seasonal working capital needs have been met through short-term borrowing under a revolving line of credit.

     As of December 31, 1998, the Company had banking facilities of approximately RMB64,965,000 (US$7,846,000) for loans and trade financing. Unused facilities as of December 31, 1998 amounted to approximately RMB11,609,000 (US$1,402,000). Short-term bank loans of RMB42,700,000 (US$5,157,000) is repayable before December 31, 1999 and bears interest at fixed rates ranging from 7.03% to 11.09% per annum. Bills payable of RMB856,000 (US$103,000) is a form of bank borrowings with payment term due within 90 days, and bore interest at floating rate at LIBOR plus 2% as of December 31, 1998. Other short-term loans of RMB4,330,000 (US$523,000) is repayable before December 31, 1999 and bears interest at fixed rates ranging from Nil to 23.52% as of December 31, 1998. The amount of borrowings subject to 23.52% interest was RMB2,500,000 (US$302,000) as of December

31, 1998. The Company seldom obtains credit at such a rate; however, QXTI needed RMB4,500,000 within a few days in September 1997 and it could not obtain credit through usual ways in such a short time, other than borrowing from Rui Xing Electronic Development Company Limited, a related party, at such a rate. Moreover, this related party borrowing is unsecured and without pre-determined repayment terms. The Company has not obtained any additional credit at such a rate (or a higher rate) after then. QXTI repaid this borrowing in early 1999. Long-term bank loan of RMB9,800,000 (US$1,179,000) is repayable in December 2000 and bears interest at a fixed rate of 9.36% per annum.

     In April and May 1998, the Company sold an aggregate of 250,000 shares of Common Stock for $3.00 per share to 13 accredited investors in a limited private placement offering, whereby it raised US$750,000 for legal and accounting fees and other related expenses associated with the Company=s Initial Public Offering.

     The Company anticipates that it will be able to meet its ongoing cash requirement with cash generated from its operations, proceeds from the Offering and borrowings, as needed, from existing banking relationships. In the event the Company should consummate an acquisition, its capital requirement could increase; however, there are no current or pending arrangements, understandings, negotiations or agreements with respect to any potential acquisitions.

                                     Others
                                     ------

Economy of China

     The economy of China differs from the economies of most countries; however, although the majority of productive assets in China are still owned by the government, economic reform policies since 1978 have emphasized decentralization and the utilization of market mechanisms in the development of the Chinese economy. The Company has significantly benefitted from such reforms, as the Ministry of Post and Telecommunications since 1994 has opened the telecommunications equipment market of China to all kinds of manufacturers. Management believes that the basic principles underlying the reforms will continue to provide an acceptable framework of the PRC's political and economic systems. In addition, it currently sees no evidence that this refinement and readjustment process may adversely affect, directly or indirectly, the Company's operation in the future.

Inflation

     The average rate of inflation in China was 21.7% in 1994. As the result of government control of macro economics, the inflation rate decreased to 14.8% in 1995, 6.1% in 1996 and 2.8% in 1997. As the market price of the major raw materials kept stable or even decreased in the past several years and there is no evidence to show that the price of raw materials will increase significantly in the near future, inflation does not have a material effect on the Company's production cost.

Legal System of China

     The legal system of China is based on written statutes and, in 1979, China began the process of developing its legal system by undertaking to promulgate a comprehensive system of law. Since its inception, the Company has not been adversely affected by the legal system of China, and management does not believe that the legal system of China will have a material adverse impact on the Company's future operations.

Currency and Exchange Rate

     The Company's products are currently manufactured at factories located in China. The functional currency of the Company is Renminbi. The majorities of the Company's revenue accrue in the areas of China and are denominated in Renminbi. Nearly all of the Company's raw materials are purchased using Renminbi. The Company's expenses, including wages and other production and administrative costs, are denominated in Renminbi. Therefore, the fluctuations in exchange rate have not had a significant effect on the Company's operations.

Government Control of Currency Conversion

     Renminbi currently is not a freely convertible currency. The State Administration for Exchange Control ("SAEC") under the authority of the
People's Bank of China (the   PBOC"), controls the conversion of Renminbi into
foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System ("CFETS") market. Since substantially all of the Company's raw materials are provided by local suppliers using Renminbi and the majority of the Company's expenses are denominated in Renminbi, restrictions on currency conversions did not materially affect the Company's operations. Also, since the Company does not expect to require any raw material that are not permitted or are limited to purchase using foreign currencies, management believes that such restriction will not materially affect the Company's operations in the future. However, the Company's ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from its operating subsidiaries and its other holdings and investments, and its operating subsidiaries located in China may be subject to restrictions on the conversion of Renminbi to U.S. dollars and, as a result, may be restricted to make distributions to the Company.

Dependence on China Factories

     The Company has no direct business operation, other than its ownership of its subsidiaries located in China and the results of operations and financial condition of the Company are currently solely dependent on its China factories. The Company currently maintains fire, casualty and theft insurance aggregating approximately $9.6 million covering various of its stock in trade, goods and merchandise, furniture and equipment, and factory buildings in China. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of the Company's factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on the Company's financial condition, business and prospects. However, the Company has not materially suffered from such damage or loss to date.

Government Expectation of Telecommunications Industry

     Officials of the Ministry of Posts and Telecommunications and the Ministry of Electronics Industry have revised the Ninth Five-Year Plan (1996-2000) telecom industry targets upward due to surging market demand. The officials predicted that land-line telephone installation will grow to 123 million sets in 2000. In other words, there will be over 50 million telephone sets in demand between 1998 and 2000, not including the requirements of old telephone molds. Such industrial trend may benefit the growth of the Company's revenue in the coming years.

Taxation

     The Company and QXHL are incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. QXTI, a joint venture enterprise established in PRC, is subject to PRC income taxes at a rate of 27% (24% state income tax and 3% local income tax). From 1994 through 1996, QXTI was exempted from PRC income tax pursuant to a tax holiday that reduced to partial exemptions in 1997 and terminated as of December 31, 1998. The termination of the tax holiday will increase the Company's income tax rate from 12% in 1998 to 27% in 1999 and forward. In addition, the Company is applying for a full exemption in local income tax since 1999. If the local government approves the tax exemption, the income tax rate in 1999 shall be 24%. According to the current practice of local tax exemption given to the joint venture enterprise in Huizhou, management believes that QXTI may obtain the full exemption in local income tax.

Management's Expectation of Revenue and Expenses

     Management intends to increase the production and sales volume of new model telephones and special function telephones such as the smart card telephones, coin operated telephones and caller ID displayed telephones, since the average gross profit margin of these telephones are higher than that of the other telephones. In addition, the sales and production volume of the lower profit margin products is expected to decrease in the coming years.

     General and administrative expenses are forecasted to increase in next year, since (i) management intends to employ more high-level administrative staffs; and (ii) research and development expense is expected to increase.

     Interest expenditure is also forecasted to increase in next year, as the scale of operation will be extended continuously and the need for working capital will increase accordingly.

Year 2000 Disclosure

     Management is fully aware of the Year 2000 issue and has been addressing this issue since early 1998. The Company's current Year 2000 action plan includes seven phases: (i) by September 1998, to complete a comprehension analysis on all kinds of Year 2000 problems including both IT and Non-IT systems, both internal and external systems; (ii) during October 1998, to develop Year 2000 strategy and test plan for Year 2000 compliance systems; (iii) during November and December 1998, to execute test plan and develop contingency plan; (iv) during January to June 1999, to monitor the existing hardware and software and modify or replace them when further problems found; (v) during July to September 1999, to test and monitor the modified (or replaced) systems completed on or before June 1999; (vi) during October to December 1999, review and refine the contingency plan; and (vii) during January to June 2000, closely monitor the systems and execute the contingency plan if exceptional error occurs.

     Phases (i) to (iii) have been completed and the other four phases are in progress. As the Company's material Non-IT systems such as industrial process controllers and testing equipment are not date-related, the Company sees no evidence that any essential process function will be impacted by Year 2000 threats. As for IT systems such as database, communications, logistics and financial systems, internal computer specialists are upgrading the historical database and the related applications to ensure that they are compliant with Year 2000 features. The computer specialists are confident that they can finish the upgrade before September 1999. Generally, Year 2000 has no significant potential impact on the

Company's internal IT systems. However, Year 2000 can have a material adverse effect on businesses that are not prepared internally, such as telecommunication system and banking transactions. Amount of lost revenue due to Year 2000 issues that related to third parties is uncertain. The Company intends to handle this problem by keeping paper records and reconciliation of transactions and balance with third parties and establishing contingency plan for unexpected cases. All Year 2000 related projects have been staffed exclusively with internal resources and the aggregate costs are expected to be approximate RMB300,000 (US$36,000) and approximate RMB100,000 (US$12,000) has been used up to December 31, 1998.


ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
---------------------------------------------------------------------

     Not applicable.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.
-----------------------------------------------

     The executive officers and directors of the Company are as follows:

Name                         Age          Position
----                         ---          --------
Rui Lin Wu                    47          Chairman and Chief Executive Officer
Zhi Yang Wu                   25          Vice Chairman and Secretary
Shuen Ji Yeh                  58          Executive Director
Zhong Ai Li                   28          Executive Director
Jie Shi                       31          Chief Financial Officer
Heng Xu                       36          Non-Executive Director
Zi Shu Huang                  45          Non-Executive Director
Mei Lian Li                   27          Non-Executive Director

     None of the directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu and Mei Lian Li, the wife of Zhi Yang Wu.

     Mr. Rui Lin Wu, aged 47, is the Chairman and Chief Executive Officer of the Company. He is the founder of the Company and has over 11 years of experience in the telecommunication industry. He is responsible for the Company's overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is a member of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China.

     Mr. Zhi Yang Wu, aged 25, is the Vice Chairman of the Company and the elder son of Mr. Rui Lin Wu. Mr. Wu also serves as the Secretary of the Company. Mr. Wu received a Diploma in Business Management from Huizhou University of the PRC. He joined the Company in 1992 and is responsible for the Company's overall strategic planning, policy making and the overseas market development.

     Mr. Shuen Ji Yeh, aged 58, joined the Company and has served as a director of the Company since July 1998. He is responsible for the overall corporate strategy of the Company. Mr. Yeh has more than 19 years' experience in finance and corporate development. He is presently the chairman of Guo Ye Holdings and Guo Ye Enterprise Limited, whose principal activities are investment consultancy in electronic communications and properties in the PRC, and PRC investment consulting, respectively. He is also the chairman of Beijing Jin Peng Electronic Amusement Machine Company Limited in which Guo Ye Holdings holds a 50% interest. Mr. Yeh was a managing director of China International Trust & Investment Corporation Hong Kong (Holdings) Limited.

     Mr. Zhong Ai Li, aged 28, is Deputy General Manager of Qiao Xing Telecommunication Industry Co., Ltd. ("QXTI") and has served as a director of the Company since September 1997. From August 1992 to July 1994, he served as deputy manager of QXTI's marketing department. From August 1994 to February 1997, Mr. Li served as manager of Shenzhen Baoan Chang He Electronic Co., Ltd. From February 1997 to September 1997, he served as manager of QXTI's marketing department. Mr. Li has served as Deputy General Manager of QXTI since September 1997.

     Mr. Jie Shi, aged 31, has served as the Chief Financial Officer and Controller of Finance of the Company since September 1997. He also serves as Deputy General Manager of QXTI since September 1997. From July 1994 to September 1997, Mr. Shi served as department head of the finance department of QXTI. From July 1993 to July 1994, he served as deputy section chief of the finance department of Guizhou Province Bijie Region Power Supply Bureau. From September 1992 to July 1993, Mr. Shi served as section chief of the finance department of Guizhou Province Bijie City Seasoning Factory.

     Mr. Heng Xu, aged 36, served as a non-executive director of the Company. Presently, he serves as the manager of Jia Xing Electronic Supplies Co., Ltd. since November 1995. From 1992 to February 1995, Mr. Xu served as the manager of Hong Kong Li Jia Telecommunication (Huizhou) Limited. From September 1986 to 1992, he served as assistant engineer for Chongqi City Radio Factory II, Electronic Department.

     Mr. Zi Shu Huang, aged 45, serves as a non-executive director of the Company. He has served as the general manager of Huizhou City Xiaojinkou Economic Development Company since September 1997. This company specializes in the manufacturing of electronic parts and business trading.

     Ms. Mei Lian Li, aged 27, is the wife of Mr. Zhi Yang Wu and serves as a non-executive director of the Company. Ms. Li had worked for Huizhou Intercontinental Electric Company as financial manager from 1989 to 1994. From 1994 to 1995, she was the Deputy General Manager of the Company.

Audit Committee

     The Board of Directors has established an Audit Committee, which consists of Rui Lin Wu, Heng Xu and Zi Shu Huang. The functions of the Audit Committee are to recommend annually to the Board of Directors the appointment of the independent public accountants of the Company, discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent public accountants, review and approve non-audit services of the independent public accountants, review compliance with existing accounting and financial policies of the Company, review the adequacy of the financial organization of the Company and review management's procedures and policies relative to the adequacy of the Company's internal accounting controls and compliance with federal and state laws relating to financial reporting.

ITEM 11.  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
----------------------------------------------------------

     The aggregate compensation paid by the Company to all directors and executive officers of the Company as a group with respect to its fiscal year ended December 31, 1998 on an accrual basis, for services in all capacities, was RMB 2,776,000 (US$335,000). During the fiscal year ended December 31, 1998, the Company contributed an aggregate amount of RMB 49,000 (US$6,000) toward the pension plans of the directors and executive officers.

     The Company has not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as President of the Company at an annual salary of RMB 1,267,000 (US$153,000). Mr. Wu's remuneration package includes benefits with respect to a motor car.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.
-------------------------------------------------------------------------

     Effective June 16, 1999, the Board of Directors adopted and approved the 1999 Stock Compensation Plan (the "1999 Plan"). The purpose of the 1999 Plan is to encourage ownership of the Common Stock of the Company by officers, directors, employees and advisors of the Company in order to provide additional incentive for such persons to promote the success and the business of the Company and to encourage them to remain in the employ of the Company by providing such persons an opportunity to benefit from any appreciation of the Common Stock of the Company through the issuance of stock options to such persons in accordance with the terms of the 1999 Plan. Options granted pursuant to the 1999 Plan constitute either incentive stock options within the meaning of
Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"), or options which constitute nonqualified options at the time of issuance of such options. The 1999 Plan provides that incentive stock options and/or nonqualified stock options may be granted to certain officers, directors, employees and advisors of the Company or its subsidiaries, if any, selected by the Compensation Committee. Approval of the 1999 Plan is subject to shareholder approval. If approved, a total of 2,000,000 shares of Common Stock will be authorized and reserved for issuance under the 1999 Plan, subject to adjustment to reflect changes in the Company's capitalization in the case of a stock split, stock dividend or similar event. The 1999 Plan is administered by the Compensation Committee which has the sole authority to interpret the 1999 Plan and make all determinations necessary or advisable for administering the 1999 Plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares covered thereby as of the date of grant of such option. Upon the exercise of the option, the exercise price thereof must be paid in full either in cash, shares of stock of the Company or a combination thereof. If and to the extent that any option to purchase reserved shares shall not be exercised by an optionee for any reason or if such option to purchase shall terminate as provided by the 1999 Plan, such shares which have not been so purchased thereunder shall again become available for the purposes of the 1999 Plan unless the 1999 Plan shall have been terminated.

     As of this date, the Company has not granted any options under the 1999
Plan.


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.
---------------------------------------------------------

     The following table is provided to facilitate the investor's understanding of the relationships between the Company and each of the following related parties and their transactions with the Company.

For further information regarding related party transactions, please see Note 24 to the Consolidated Financial Statements.

   Name of related parties                     Existing relationship with the Company
   Mr. Zhi Jian Wu Li                          The major shareholder
   Mr. Rui Lin Wu                              Director and father of Mr. Zhi Jian Wu Li
   Mr. Zhi Yang Wu                             Director and brother of Mr. Zhi Jian Wu Li
   Ms. Mei Lian Li                             Director and wife of Mr. Zhi Yang Wu
   Mr. Zhi Zhong Wu                            Brother of Mr. Zhi Jian Wu Li
   Ms. Qing Li                                 Wife of Mr. Rui Lin Wu
   Wu Holdings Limited ("WHL")                 Intermediate holding company
   Qiao Xing Group Limited                     Common directors
   Qiao Xing Properties Limited ("QXPL" )      Common directors
   Qiao Xing International Company ("QXIC")    Common director
   Qiao Xing Commercial Limited ("QXCL")       Common director
   Rui Xing Electronic Development Company
   Limited ("RXED" )                           Common director
   Ben Xing Telecommunication Component
   Limited ("BXTC" )                           Common director
   Qiao Xing Investment Limited                Common director

     Since the beginning of 1996, QXTI subleased a portion of factory building to Qiao Xing Properties Limited ("QXPL"), Qiao Xing International Company ("QXIC"), Rui Xing Electronic Development Company Limited ("RXED") and Ben
Xing Telecommunication Component Limited ("BXTC"). The balance due from these related parties represented rental charges, electrical charges and water fees that were paid to the Wu Shi Industrial Administrative Bureau by QXTI on behalf of the above four related parties, respectively. In 1997, QXIC and BXTC moved out from QXTI's factory building, and QXPL and RXED stayed there. At the end of 1997, QXPL and RXED settled all these withholding charges.

     QXTI borrowed RMB4,500,000 from RXED in 1997. The balance of this loan was RMB959,000 as of December 31, 1998. The loan bears interest of 26% per annum and was used for working capital purposes. This related party borrowing is unsecured and without pre-determined repayment terms.

     Regarding purchases from related parties, (i) QXTI purchases plastic covers and molding from QXPL with an on going basis since October 1995. QXPL has common directors (i.e., Rui Lin Wu and Zhi Yang Wu) with QXUT. QXPL is equipped with the latest computer software and automatic machineries to provide on time and quality services to QXTI. Since QXPL is located next to the Company, it provides an additional convenience for QXTI to closely monitor the progress of their work. The purchase price is determined on the open bid basis (i.e., only when the price offered by QXPL is not higher than third-party's quotation, QXPL's product can be accepted by QXTI); (ii) QXIC purchases the Integrated Circuit ("IC") from overseas suppliers for QXTI since 1997. QXIC has a common director (i.e., Zhi Yang Wu) with QXUT. QXIC specializes in overseas sourcing of IC and electronic components and provides a direct access channel to the world electronics market for the Company with minimal searching cost incurred. If the quality of the IC produced by local manufacturers can meet QXTI's requirement, QXTI will purchase the IC from local suppliers and stop requiring QXIC to purchase for them. The purchase price is also determined on the open bid basis;
(iii) QXCL started a pilot run on telephone research and assembling, and the caller ID displayed telephones newly developed by QXCL were well accepted by the market. However, QXCL did not have complete assembling line capability nor its own distribution network. QXCL has a common director (i.e., Zhi Yang Wu) with QXUT. Since the wholesale price of QXCL's products is very close to the manufacturing cost of the similar products of QXTI, QXTI purchased all of the semi-finished products from QXCL and successfully promoted them to the market with average gross profit margin of approximately 30%. In 1999, since QXTI was able to produce such telephones by itself, it stopped purchasing telephones from QXCL, and QXCL also terminated its pilot run of telephone assembling in the beginning of 1999; (iv) QXTI purchases printed circuit boards ("PCB") from RXED with an on-going basis since October 1995.
RXED has a common director (i.e., Rui Lin Wu) with QXUT and it provides flexibility on supplying different type of PCB when QXTI demands. The purchase price is also determined on the open bid basis; and (v) QXTI purchases the custom-made components such as electronic locks and mini speakers from BXTC with an on going basis since January 1995. BXTC has a common director (i.e., Rui Lin
Wu) with QXUT. The purchase price is also determined on the open bid basis.

     Regarding amounts due from/to affiliates, the amount due from Rui Lin Wu, Zhi Yang Wu, Zhi Jian Wu Li and Mei Lian Li represented the balance of cash advanced, the amount due from Qiao Xing Group Limited and Qiao Xing Investment Limited represented amount borrowed from QXTI by these companies for working capital uses, and the amount due from Wu Holdings Limited ("WHL") mainly represented amount borrowed from QXTI for settlement of WHL's audit fees. The balances due from the related parties were unsecured, non-interest bearing and repayable on demand. The amount due to Zhi Yang Wu represented the unpaid compensations owed to him. The amount due to Qing Li and RXED represented amount borrowed from these related parties for working capital uses. The amount due to RXED was unsecured, bore interest at 26% per annum and was without pre-determined repayment terms. The other balances due to the related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

     As of December 31, 1998, QXTI had provided corporate guarantee to an unrelated party who is a friend of Mr. Rui Lin Wu for bank borrowings of approximately HK$1,200,000 (equivalent to approximately RMB1,282,000 and US $155,000).

     The Company believes that the terms of the agreements and transactions referenced above which involve the Company's officers, directors, principal shareholders or affiliates were fair, reasonable and consistent with terms that the Company could have obtained from unaffiliated third parties.

                                    PART II


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.
-----------------------------------------------------

     Not applicable.


                                   PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.
------------------------------------------

     None.

ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
------------------------------------------------------------------------------
AND USE OF PROCEEDS.
--------------------

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Use of Proceeds
          ---------------

          (1) The effective date of the Securities Act registration statement for which the use of proceeds is being disclosed is February 16, 1999, Commission file number 333-9274.

          (2) The date of commencement of the offering was February 17, 1999.

          (3)  The offering did not terminate before any securities were sold.

          (4)  (i)   The offering has terminated and did not terminate before
                     the sale of all securities registered.

               (ii)  The managing underwriter was Barron Chase Securities, Inc.

               (iii) The title of each class of securities registered is $.001 par value common stock ("Common Stock").

               (iv) The Company registered 1,600,000 shares of Common Stock for its account and the aggregate offering price of the Common Stock was $8,800,000 ($5.50 per share). All of the foregoing shares of Common Stock were sold as of the date hereof.

              (v) From the effective date of the Securities Act registration statement (February 16, 1999) through June 30, 1999, the actual amount of expenses incurred for the Company's account in connection with the issuance and distribution of the securities registered for underwriting discounts and commissions, finder's fees, expenses paid to or for underwriters, and other expenses were:

                          $792,000  - Underwriting discount (9%)
                                 0  - Finders' fees
                           264,000  - Expenses paid to underwriters (3%)
                         1,225,000  - Other expenses - legal, accounting,
                                      printing,travel, promotion, underwriter
                                      financial advisory fee, DTC report fee,
                                      etc.
                        ------------------------------------------------------
                        $2,281,000  - Total expenses

                    None of the above payments was a direct or indirect payment to directors, officers, general partners or their associates, persons owning 10% or more of any class of equity securities of the Company and affiliates of the Company. All of the above payments were direct or indirect payments to others.

              (vi) The net offering proceeds to the Company after deducting the total expenses of $2,281,000 described in (v) above were $6,519,000.

              (vii) From the effective date of the Securities Act registration statement (February 16, 1999) through June 30, 1999, the actual amount of net offering proceeds to the Company for which at least $100,000 has been used are as follows:


                                     Direct/Indirect Payment          Direct/Indirect Payment
                                          To Affiliates                     To Others
                                     -----------------------          -----------------------
Construction of plant, building
and facilities                             $0                         $  300,000

Purchase and installation of
machinery and equipment                    $0                         $  200,000

Purchases of real estate                   $0                         $        0

Acquisition of other business(es)          $0                         $        0

Repayment of indebtedness                  $0                         $        0

Working capital                            $0                         $  700,000

Development of new products                $0                         $  270,000

Expansion of distribution network       $0                      $1,900,000
and payment of advertising and
promotion fees

Temporary investments                   $0                      $3,149,000



          (viii) The Company does not believe that the use of proceeds set forth in (vii) above represents a material change in the use of proceeds described in the February 16, 1999 Prospectus.


                                    PART IV


ITEM 17.  FINANCIAL STATEMENTS.
-------------------------------

     Not applicable.


ITEM 18.  FINANCIAL STATEMENTS.
-------------------------------

     See the Consolidated Financial Statements listed in Item 19 hereof and filed as a part of this Annual Report.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.
--------------------------------------------

     (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

     Report of Independent Certified Public Accountants
     Consolidated statements of operations for the years ended December 31, 1996, 1997 and 1998
     Consolidated balance sheets at December 31, 1997 and 1998
     Consolidated statements of changes in shareholders' equity for the years ended December 31, 1996, 1997 and 1998
     Consolidated statements of cash flows for the years ended December 31, 1996, 1997 and 1998
     Notes to and forming part of the financial statements

     (b) The following exhibits are being filed as part of this Annual Report on Form 20-F:

          none.

                    [LOGO OF ARTHUR ANDERSEN APPEARS HERE]


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Qiao Xing Universal Telephone,
Inc.:


We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Telephone, Inc. (a company incorporated in the British Virgin Islands; "the Company") and Subsidiaries ("the Group") as of December 31, 1997 and 1998, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the years ended December 31, 1996, 1997 and 1998.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qiao Xing Universal Telephone, Inc. and Subsidiaries as of December 31, 1997 and 1998, and the results of their operations and cash flows for the years ended December 31, 1996, 1997 and 1998, in conformity with generally accepted accounting principles in the United States of America.


/s/ Arthur Andersen & Co.
ARTHUR ANDERSEN & CO.
Certified Public Accountants
Hong Kong



Hong Kong,
April 1, 1999.

             QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
             ----------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                       AS OF DECEMBER 31, 1997 AND 1998
                       --------------------------------


                                                    Note                  1 9 9 7                          1 9 9 8
                                                 ------------     -----------------------     --------------------------------------
                                                                          Rmb'000               Rmb'000                  US$'000
ASSETS
------

Current assets:
 Cash and bank deposits                                22                       6,461             7,955                      961
 Accounts receivable, net                               4                     135,453           222,819                   26,911
 Prepayments and deposits                               5                       7,010             9,884                    1,193
 Other receivables                                      6                       2,954             1,058                      128
 Inventories, net                                       7                      81,005            63,120                    7,623
 Due from related parties                              24                      13,250             9,315                    1,125
                                                                         ------------       -----------             ------------
   Total current assets                                                       246,133           314,151                   37,941

Property, machinery and equipment, net                  8                      41,345            38,813                    4,688
Construction-in-progress                                9                           -            34,929                    4,218
                                                                         ------------       -----------             ------------
   Total assets                                                               287,478           387,893                   46,847
                                                                         ============       ===========             ============

LIABILITIES, MINORITY INTERESTS
   AND SHAREHOLDERS' EQUITY
-------------------------------

Current liabilities:
 Short-term borrowings                                 10                      27,513            47,886                    5,783
 Accounts payable                                                              45,988            47,691                    5,760
 Accrued liabilities                                   11                       8,680            10,016                    1,210
 Due to related parties                                24                       5,566             2,614                      316
 Taxation payable                                      16                      56,923            78,782                    9,514
                                                                         ------------       -----------             ------------
   Total current liabilities                                                  144,670           186,989                   22,583

Long-term bank loan                                    12                       9,800             9,800                    1,184
Long-term payable                                      13                           -             7,657                      925
Shareholders' loans                                    14                       8,351             8,166                      986
                                                                         ------------       -----------             ------------
   Total liabilities                                                          162,821           212,612                   25,678
                                                                         ------------       -----------             ------------
Minority interests                                                             13,711            11,301                    1,365
                                                                         ------------       -----------             ------------

Shareholders' equity:
 Common stock, par value Rmb0.008
  (equivalent of US$0.001); authorized -
  50,000,000 shares; outstanding and fully
  paid -  7,750,000 shares as of December
  31, 1997 and 8,000,000 shares as of
  December 31, 1998
                                                       15                          62                64                        8
 Additional paid-in capital                                                     6,800            12,559                    1,517
 Dedicated reserves                                    18                       4,263             6,295                      760
 Retained earnings                                     18                      99,821           145,052                   17,518
 Cumulative translation adjustments                                                 -                10                        1
                                                                         ------------       -----------             ------------
   Total shareholders' equity                                                 110,946           163,980                   19,804
                                                                         ------------       -----------             ------------
   Total liabilities, minority interests
    and shareholders' equity
                                                                              287,478           387,893                   46,847
                                                                         ============       ===========             ============

  The accompanying notes are an integral part of these financial statements.

_____________________
Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in dNew York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1998 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

             QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
             ----------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------

                                    Note                  1996                    1997                            1998
                                ------------           -----------            -----------           ------------------------------
                                                           Rmb'000                Rmb'000                Rmb'000           US$'000
Net sales                                                  351,898                400,224                366,764            44,295
Cost of goods sold                                        (279,130)              (300,910)              (251,935)          (30,427)
                                                       -----------            -----------           ------------         ---------

  Gross profit                                              72,768                 99,314                114,829            13,868

Selling expenses                                           (23,377)               (28,473)               (26,753)           (3,231)
General and administrative
 expenses                                                   (9,488)               (14,952)               (21,548)           (2,602)

Interest expenses                                           (1,700)                (3,390)                (5,101)             (616)
Interest income                                                 12                     54                    287                34
Other income (expenses), net                                   180                   (115)                  (961)             (116)
                                                       -----------            -----------           ------------         ---------

  Income before income tax                                  38,395                 52,438                 60,753             7,337
Provision for income tax               16                        -                 (6,565)                (7,900)             (954)
                                                       -----------            -----------           ------------         ---------

  Income before minority interests                          38,395                 45,873                 52,853             6,383

Minority interests                                          (3,931)                (4,664)                (5,590)             (675)
                                                       -----------            -----------           ------------         ---------

  Net income                           17                   34,464                 41,209                 47,263             5,708
                                                       ===========            ===========           ============         =========


Earnings per common share                                Rmb  4.60              Rmb  5.43              Rmb  5.96         US$  0.72
                                                       ===========            ===========           ============         =========

Weighted average number of
 shares outstanding                                      7,500,000              7,595,000              7,936,000         7,936,000
                                                       ===========            ===========           ============         =========



   The accompanying notes are an integral part of these financial statements.

Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1998 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

             QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
              ----------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
             ----------------------------------------------------

                                                      1996        1997              1998
                                                  -----------   ---------   ---------------------
                                                      Rmb'000     Rmb'000     Rmb'000     US$'000
Cash flows from operating activities:
-------------------------------------
Net income                                             34,464      41,209      47,263       5,708
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities -
 Depreciation of property, machinery and equipment      6,237       7,940       8,836       1,067
 Net (gain) loss on disposals of property,
  machinery and equipment                                 141         453         (65)         (7)
 Interest expense on shareholders' loans                  922         765         648          78
 Minority interests                                     3,931       4,664       5,590         675
(Increase) Decrease in operating assets -
 Accounts receivable                                  (22,944)    (68,034)    (87,366)    (10,551)
 Prepayments and deposits                              (3,261)       (860)     (2,874)       (347)
 Other receivables                                        509      (2,854)      1,896         229
 Inventories                                          (22,111)    (11,974)     17,885       2,160
Increase (Decrease) in operating liabilities -
 Accounts payable                                       5,187      (1,229)       (297)        (36)
 Accrued liabilities                                    1,415       2,939       1,336         161
 Taxation payable                                      15,734      22,508      21,859       2,640
                                                  -----------   ---------   ---------  ----------

                                                       20,224      (4,473)     14,711       1,777
                                                  -----------   ---------   ---------------------

Cash flows from investing activities:
-------------------------------------
Acquisitions of property, machinery and equipment     (10,752)    (12,537)     (6,784)       (819)
Additions of construction-in-progress                       -           -     (25,272)     (3,052)
Proceeds from disposals of property, machinery
 and equipment                                            192       1,948         545          66
(Increase) Decrease in due from related parties           192     (13,091)      3,935         475
                                                  -----------   ---------   ---------  ----------

                                                      (10,368)    (23,680)    (27,576)     (3,330)
                                                  -----------   ---------   ---------  ----------

Cash flows from financing activities:
-------------------------------------
New short-term borrowings                              17,199      24,713      35,000       4,227
New advance from related parties                       12,603       6,962       5,349         646
New long-term bank loan                                     -       9,800           -           -
New loans from shareholders                                 -         232           -           -
Repayment of short-term borrowings                    (10,507)     (7,515)    (14,627)     (1,767)
Repayment of advance from related parties             (10,389)     (7,462)     (8,301)     (1,003)
Repayment of shareholders' loans                            -           -        (185)        (22)
Net proceeds from issue of common stock                     -       1,678       5,113         618
Dividends paid to shareholders                        (13,689)          -           -           -
Dividends paid to minority shareholders of a
  subsidiary                                           (2,518)       (681)     (8,000)       (966)
                                                  -----------   ---------   ---------  ----------

                                                       (7,301)     27,727      14,349       1,733
                                                  -----------   ---------   ---------  ----------

Effect of translation adjustments                           -           -          10           1
                                                  -----------   ---------   ---------  ----------

Net increase (decrease) in cash and bank deposits       2,555        (426)      1,494         181

Cash and bank deposits, as of beginning of year         4,332       6,887       6,461         780
                                                  -----------   ---------   ---------  ----------

Cash and bank deposits, as of end of year               6,887       6,461       7,955         961
                                                  ===========   =========   =========  ==========

   The accompanying notes are an integral part of these financial statements.

-----------------
Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1998 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
              ----------------------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           ----------------------------------------------------------
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
              ----------------------------------------------------

                                               Common stock                 Additional
                                   ------------------------------------
                                        Number of                         paid-in capital       Dedicated         Retained
                           Note          shares            Amount                               reserves          earnings
                         --------  -----------------  -----------------  -----------------  -----------------  -----------------
                                        `000                Rmb'000            Rmb'000             Rmb'000            Rmb'000
Balance as of December
 31, 1995                                      7,500                 60              3,437              2,681             25,730
 Net income                                        -                  -                  -                  -             34,464
 Shareholders'
  contribution                 14                  -                  -                922                  -                  -

 Transfer to dedicated
  reserves                                         -                  -                  -                715               (715)
                                   -----------------  -----------------  -----------------  -----------------  -----------------

Balance as of December
 31, 1996                                      7,500                 60              4,359              3,396             59,479
 Issue of common stock
  for cash                                       250                  2              2,070                  -                  -
 Stock issuance costs                              -                  -               (394)                 -                  -
 Net income                                        -                  -                  -                  -             41,209
 Shareholders'
  contribution                 14                  -                  -                765                  -                  -
 Transfer to dedicated
  reserves                                         -                  -                  -                867               (867)
                                   -----------------  -----------------  -----------------  -----------------  -----------------

Balance as of December
 31, 1997                                      7,750                 62              6,800              4,263             99,821
 Issue of common stock
  for cash                                       250                  2              6,208                  -                  -
 Stock issuance costs                              -                  -             (1,097)                 -                  -
 Net income                                        -                  -                  -                  -             47,263
 Shareholders'
  contribution                 14                  -                  -                648                  -                  -
 Transfer to dedicated
  reserves                                         -                  -                  -              2,032             (2,032)
                                   -----------------  -----------------  -----------------  -----------------  -----------------

 Translation adjustments                           -                  -                  -                  -                  -
                                   -----------------  -----------------  -----------------  -----------------  -----------------

Balance as of December
 31, 1998                                      8,000                 64             12,559              6,295            145,052
                                   =================  =================  =================  =================  =================

                                   Accumulated
                                   other
                                   comprehensive
                                   income -
                                    cumulative
                                   translation
                                   adjustments
                                   --------------
                                     Rmb'000
Balance as of December
 31, 1995                                       -
 Net income                                     -
 Shareholders'
  contribution                                  -
 Transfer to dedicated
  reserves                                      -
                                   --------------

Balance as of December
 31, 1996                                       -
 Issue of common stock
  for cash                                      -
 Stock issuance costs                           -
 Net income                                     -
 Shareholders'
  contribution                                  -
 Transfer to dedicated
  reserves                                      -
                                   --------------

Balance as of December
 31, 1997                                       -
 Issue of common stock
  for cash                                      -
 Stock issuance costs                           -
 Net income                                     -
 Shareholders'
  contribution                                  -
 Transfer to dedicated
  reserves                                      -
 Translation adjustments                       10
                                   --------------

Balance as of December
 31, 1998                                      10
                                   ==============


   The accompanying notes are an integral part of these financial statements.

             QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
             ----------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------


1.   ORGANIZATION
-----------------

Qiao Xing Universal Telephone, Inc. ("the Company") was incorporated in the British Virgin Islands on December 6, 1994. On July 28, 1997, the Company changed its name from Pastiche Investments Limited to Qiao Xing Universal Telephone, Inc., the present one. In addition, on July 28, 1997, the Company consummated a 1,000 for 1 share split ("the Share Split") and as a result the then outstanding 3,000 shares of common stock with a par value of US$1 each became 3,000,000 shares of common stock with a par value of US$0.001 each. The effect of the Share Split has been reflected retroactively in the accompanying balance sheets and in all per share computations.

Prior to July 23, 1997, the Company was dormant and on July 23, 1997 the Company became an investment holding company by establishing a wholly-owned subsidiary, Qiao Xing Holdings Limited ("QXHL"), in the British Virgin Islands by the subscription of 1 share of QXHL at par value of US$1. On July 28, 1997, the Company acquired from Strong World International Limited ("SWIL"; a company incorporated in Hong Kong) 90% interest in Qiao Xing Telecommunication Industry Company Limited ("QXTI"), by using QXHL as the immediate holding company, through the issue of 4,500,000 shares of common stock (after the Share Split) of the Company to the then shareholders of SWIL ("the Share Exchange"). Since the Company and SWIL were owned by the same shareholders immediately before and after the acquisition, the acquisition of QXTI by the Company through QXHL has been accounted for as a reorganization of entities under common control on a historical cost basis in a manner similar to a pooling of interests. On this basis, the 4,500,000 shares of common stock of the Company issued for this acquisition have been treated as issued for all years presented.

-----------------

QXTI is an equity joint venture established in the People's Republic of China ("the PRC") on April 28, 1992 to be operated for an initial term of 15 years until April 27, 2007. Upon establishment, QXTI was 78% owned by Hong Kong Shui Hing Electrical Appliance Factory ("SHEAF"; an unincorporated entity established in Hong Kong) and 22% owned by Huizhou Qiao Lian Economic Development Company ("QLED"; a state-owned company established in the PRC). According to the joint venture agreement and the articles of association, the board of directors of QXTI consisted of 5 members, with 3 designated by SHEAF and 2 designated by QLED. The joint venture required a unanimous vote of all joint venture partners, i.e. SHEAF and QLED, on the following four matters: (i) amendment of QXTI's articles of association; (ii) dissolution of QXTI; (iii) changes in QXTI's registered share capital; and (iv) merger of QXTI with other corporation, and there were no other matters that would have required unanimous vote. The registered capital of QXTI was HK$15,000,000 (equivalent to Rmb10,500,000), of which HK$11,700,000 (equivalent to Rmb 8,190,000) was to be contributed by SHEAF and HK$3,300,000 (equivalent to Rmb2,310,000) was to be contributed by QLED, in the form of cash and/or machinery and equipment, before March 2, 1995. Neither joint venture partner contributed its share of the capital, and QXTI was financed by loans totalling HK$15,000,000 (equivalent to Rmb10,500,000) advanced by Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the shareholders of SWIL and it was agreed that SWIL should have beneficial interest in QXTI via this loan financing. On March 2, 1995, as a consequence of the aforementioned loan financing, SWIL replaced SHEAF as registered holder in respect of the 78% interest in QXTI. The transfer of interest in QXTI from SHEAF to SWIL was accounted for as a reorganization of companies under common control, similar to a pooling of interests, since Mr. Zhi Jian Wu Li controlled both SHEAF and SWIL. On May 22, 1995, Qiao Xing International Trade Limited ("QXINT"; a privately owned company established in the PRC), which is owned by Mr. Rui Lin Wu (40%) and Mr. Zhi Yang Wu (60%), a son of Mr. Rui Lin Wu, replaced QLED as registered holder in respect of the 22% interest in QXTI and a new joint venture agreement and articles of association were executed.
According to the new joint venture agreement and articles of association, the board of directors of QXTI consists of 3 members, with 2 designated by SWIL and 1 designated by QXINT. Mr. Rui Lin Wu and Mr. Zhi Yang Wu, as the shareholders of QXINT, have agreed to vote their minority position in QXTI in a manner consistent with SWIL. Subsequent to the transfers of interests in QXTI, the loans of HK$15,000,000 (equivalent to Rmb10,500,000) were capitalized as a capital contribution.

-----------------

On November 3, 1995, the contribution and profit sharing ratio was changed from 78%:22% to 80%:20%. The registered capital of QXTI was increased from HK$15,000,000 (equivalent to Rmb10,500,000) to HK$35,000,000 (equivalent to
Rmb32,012,000), of which 80% of the total enlarged capital or HK$28,000,000 (equivalent to Rmb25,610,000) was to be contributed by SWIL and 20% of the total enlarged capital or HK$7,000,000 (equivalent to Rmb6,402,000) was to be contributed by QXINT. Subsequently, pursuant to a supplementary agreement between SWIL and QXINT executed on December 6, 1995, the contribution and profit sharing ratio between SWIL and QXINT was further changed from 80%:20% to 90%:10% and, accordingly, SWIL's obligation to the total enlarged capital of QXTI was increased to HK$31,500,000 (equivalent to Rmb28,811,000) and QXINT's obligation to the total enlarged capital of QXTI was reduced to HK$3,500,000 (equivalent to Rmb3,201,000). On December 31, 1995, QXTI transferred its retained earnings of HK$20,000,000 (equivalent to Rmb21,512,000) to capital as contributions made by SWIL and QXINT.

Following the transfer of the 90% interest in QXTI from SWIL to QXHL (see above), on July 28, 1997, a revised joint venture agreement and articles of association relating to QXTI was entered into between QXHL and QXINT, under which QXTI was changed from a contractual joint venture to an equity joint venture and the joint venture period was extended to 30 years until April 27, 2022. The revised joint venture agreement and articles of association together with the changes in equity interest in QXTI have been approved by the relevant PRC authorities. According to the revised joint venture agreement and articles of association, the board of directors of QXTI consists of 3 members, with 2 designated by QXHL and 1 designated by QXINT. Mr. Rui Lin Wu and Mr. Zhi Yang Wu, as the shareholders of QXINT, have agreed to vote their minority position in QXTI in a manner consistent with QXHL.

2.  SUBSIDIARIES
----------------

Details of the Company's subsidiaries (which together with the Company are collectively referred to as "the Group") as of December 31, 1998 were as follows:

                                                                    Percentage of
                                                                   equity interest
                                               Place of            attributable to
                Name                        incorporation             the Group             Principal activities
------------------------------------    --------------------    -------------------     --------------------------
Qiao Xing Holdings Limited ("QXHL")          The British                 100%             Investment holding
                                            Virgin Islands

Qiao Xing Telecommunication                    The PRC                    90%             Manufacturing and sales
 Industry Company Limited ("QXTI")                                                        of telecommunication
                                                                                          equipment

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------

a.   Basis of consolidation
     ----------------------

     The consolidated financial statements include the accounts of the Company, its subsidiaries and its equity joint venture which is considered as a de facto subsidiary. All material intra-group balances and transactions have been eliminated on consolidation.

b.   Subsidiaries
     ------------

     A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its issued voting share capital for the long term.

c.   Inventories
     -----------

     Inventories are stated at the lower of cost, on a weighted average basis, and market value. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overheads.

d.   Property, machinery and equipment
     ---------------------------------

     Property, machinery and equipment are stated at cost. Gains or losses on disposals are reflected in current operations. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets after taking into account the estimated residual value. The estimated useful lives are as follows: land
     - 50 years, buildings - 8 to 30 years, machinery and equipment - 8 to 12 years, furniture and office equipment - 5 to 10 years, and motor vehicles - 8 years. All ordinary repair and maintenance costs are expensed as incurred.

     The Group recognizes an impairment loss on a fixed asset when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges) indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation, and when the carrying amount of the asset cannot be realized through sale. Measurement of the impairment loss is based on the fair value of the assets.

e.   Construction-in-progress
     ------------------------

     Construction-in-progress represents land costs as well as factories and office buildings under construction. It is the Company's policy to capitalize interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards No. 34. During the years ended December 31, 1996, 1997 and 1998, Nil, Nil and approximately Rmb766,000 of interest were capitalized.

     ------------------------------------------

f.   Sales
     -----

     Sales represent (i) the invoiced value of goods, net of value-added tax ("VAT"), supplied to customers, and (ii) machinery rental. Sales are recognized upon delivery of goods and passage of title to customers and machinery rental is recognised as it accrues.

     All of the Group's sales made in the PRC by QXIT are subject to PRC value-added tax at a rate of 17% ("output VAT"). Such output VAT is payable after offsetting VAT paid by the Group on purchases ("input VAT").
     However, since QXIT is a sino-foreign joint venture established in the PRC prior to December 31, 1993, it is subject to a maximum net VAT liability of 5.05% of its sales amount for five years ended December 31, 1998.

g.   Advertising costs
     -----------------

     Costs incurred for producing and communicating advertising are generally expensed when incurred.

h.   Research and development expenditures
     -------------------------------------

     Research and development expenses are charged to expenses as incurred.

i.   Income taxes
     ------------

     The Group accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax is provided using the liability method. Under the liability method, deferred income tax is recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

j.   Operating leases
     ----------------

     Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expenses on the straight-line basis over the period of the relevant leases.

     ------------------------------------------

k.   Earnings per common share
     -------------------------

     Earnings per common share is computed in accordance with Statement of Financial Accounting Standards No. 128 by dividing net income for each year by the weighted average number of shares of common stock outstanding during the years, on the basis that the Share Split and the Share Exchange by the issue of 4,500,000 shares of common stock for the acquisition of 90% interest in QXTI (see Note 1) had been consummated prior to the years presented. The weighted average number of shares used to compute earnings per common share for the years ended December 31, 1996, 1997 and 1998 are 7,500,000, 7,595,000 and 7,936,000, respectively.

l.   Foreign currency translation
     ----------------------------

     The Group considers Renminbi ("Rmb") to be its functional currency as most of the Group's business activities are based in Renminbi.

     The investment holding companies in the Group maintain their accounts in United States dollars ("US$") and the translation of their financial statements into Renminbi is performed for balance sheet accounts using the closing exchange rate in effect at each of the balance sheet dates and for revenue and expense accounts using the average exchange rate during each reporting period. Gains and losses resulting from translation are included in shareholders' equity separately as cumulative translation adjustments. No gain or loss from foreign currency transactions was incurred for the years ended December 31, 1996, 1997 and 1998.

m.   Comprehensive income
     --------------------

     The Group has adopted Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in financial statements for the period in which they are recognized. The Group has disclosed comprehensive income, which encompasses net income and currency translation adjustments, in Note 17. Prior years' financial statements have been restated to conform to the SFAS No. 130 requirements.

----------------------------------------------

n.  Fair value of financial instruments
    -----------------------------------

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    Cash and bank deposits and short-term borrowings
    The carrying amounts approximate fair values because of the short maturity of those instruments.

    Long-term payable and long-term bank loan
    The fair value of the Group's long-term payable and long-term bank loan is estimated based on the quoted market prices for the same or similar issues.

o.  Use of estimates
    ----------------

    The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4.  ACCOUNTS RECEIVABLE
-----------------------

Accounts receivable comprised:

                                                     1 9 9 7                        1 9 9 8
                                                ----------------     -------------------------------------
                                                     Rmb'000              Rmb'000              US$'000
Trade receivables
  -  Sales                                            135,468              229,034               27,661
  -  Machinery rental                                   1,731                  115                   14
                                                ----------------     ----------------     ----------------

                                                      137,199              229,149               27,675

Less: Allowance for doubtful accounts                  (1,746)              (6,330)                (764)
                                                ----------------     ----------------     ----------------

Accounts receivable, net                              135,453              222,819               26,911
                                                ================     ================     ================

5.  PREPAYMENTS AND DEPOSITS
----------------------------

Prepayments and deposits comprised:

                                                     1 9 9 7                     1 9 9 8
                                                ----------------    ------------------------------------
                                                     Rmb'000             Rmb'000             US$'000
Deferred stock issuance costs                           2,174               7,869                 950
Prepaid advertising expenses                              909                 445                  54
Prepayments for research and development
 projects                                                 709                 473                  57

Deposits for advertisements                             3,055                   -                   -
Deposits for purchase of raw materials                     13                 493                  59
Deposits for purchase of fixed assets                       -                 398                  48
Utilities deposits                                        150                  76                   9
Others                                                      -                 130                  16
                                                ----------------    ----------------    ----------------

                                                        7,010               9,884               1,193
                                                ================    ================    ================

6.  OTHER RECEIVABLES
---------------------

Other receivables comprised:

                                                     1 9 9 7                     1 9 9 8
                                                ----------------    ------------------------------------
                                                     Rmb'000             Rmb'000             US$'000
Advances to sales agents                                  563                 608                  74
Other advances                                            318                 450                  54
Insurance compensation receivable                       2,073                   -                   -
                                                ----------------    ----------------    ----------------

                                                        2,954               1,058                 128
                                                ================    ================    ================

7.  INVENTORIES
---------------

Inventories comprised:

                                                     1 9 9 7                      1 9 9 8
                                                ----------------     -------------------------------------
                                                     Rmb'000             Rmb'000             US$'000
Raw materials                                          16,105               16,573                2,001
Work-in-process                                        13,485               11,199                1,353
Finished goods                                         54,322               39,322                4,749
                                                ----------------     ----------------     ----------------

                                                       83,912               67,094                8,103
Less: Allowance for obsolete and
 slow-moving inventories                               (2,907)              (3,974)                (480)

                                                ----------------     ----------------     ----------------

Inventories, net                                       81,005               63,120                7,623
                                                ================     ================     ================

8.  PROPERTY, MACHINERY AND EQUIPMENT
-------------------------------------

Property, machinery and equipment comprised:

                                                     1 9 9 7                        1 9 9 8
                                                ----------------     -------------------------------------
                                                     Rmb'000              Rmb'000              US$'000
Land                                                    5,164                5,364                  648
Buildings                                               2,775                2,775                  335
Machinery and equipment                                41,837               45,357                5,478
Furniture and office equipment                          7,954                9,775                1,181
Motor vehicles                                          3,412                4,020                  486
                                                ----------------     ----------------     ----------------

                                                       61,142               67,291                8,128

Less: Accumulated depreciation                        (19,797)             (28,478)              (3,440)
                                                ----------------     ----------------     ----------------

Property, machinery and equipment, net                 41,345               38,813                4,688
                                                ================     ================     ================

Private ownership of land is not allowed in the PRC; rather, entities acquire the right to use land for a designated term. The Group's buildings are located on land in the PRC granted with formal land use rights yet to obtain.

Land and buildings with net book value of approximately Rmb776,000 and Nil as of December 31, 1997 and 1998, respectively, and certain of the machinery and equipment with net book value of approximately Rmb10,226,000 and Rmb8,481,000 as of December 31, 1997 and 1998, respectively, were pledged to secure certain of the Group's short-term borrowings (see Note 10).

9.   CONSTRUCTION-IN-PROGRESS
-----------------------------

Construction-in-progress comprised costs of land for construction of factories and office buildings. The land is located in the PRC, held under land use rights for terms of 44 to 50 years expiring in June 2042 and July 2048. Construction will be carried out in phases over a ten-year period from 1999 to 2008, with total construction costs (excluding land costs) estimated to be approximately Rmb125,000,000. As of December 31, 1998, land with net book value of approximately Rmb27,944,000 was pledged to secure certain of the Group's short-term borrowings (see Note 10).


10.  SHORT-TERM BORROWINGS
--------------------------

Short-term borrowings comprised:

                                   1997                        1998
                            ----------------    ------------------------------------
                                 Rmb'000             Rmb'000             US$'000
Bills payable                          7,113                 856                 103
Bank loans                            15,500              42,700               5,157
Other loans                            4,900               4,330                 523
                            ----------------    ----------------    ----------------
                                      27,513              47,886               5,783
                            ================    ================    ================

All of the short-term borrowings were denominated in Renminbi. Bills payable is a form of bank borrowings with payment term of 90 days and bore interest at LIBOR plus 2% as of December 31, 1997 and 1998. The bank loans bore interest at fixed rates ranging from 9.50% to 11.09% and 7.03% to 11.09% as of December 31, 1997 and 1998, respectively, and the other loans bore interest at fixed rates ranging from Nil to 17.41% and Nil to 23.52% as of December 31, 1997 and 1998, respectively. The bills payables are secured by a corporate guarantee provided by a related company and a personal guarantee provided by Mr. Rui Lin Wu, a director of the Company, whereas the bank loans are collateralized by the Group's land recorded under construction-in-progress, certain of the Group's machinery and equipment, certain of the Group's bank deposits, and certain machinery and equipment owned by a related company (see Note 22).

Supplemental information with respect to short-term borrowings for the years ended December 31, 1997 and 1998 are as follows:

                                        Maximum amount          Average amount          Weighted average          Weighted average
                                     outstanding during      outstanding during     interest rate at end     interest rate during
                                          the year                the year              of the year                the year
                                    --------------------    --------------------  -----------------------   -----------------------
                                              Rmb'000                  Rmb'000
Year ended December 31, 1997:
Bills payable                                 7,113                    3,557                     7.81%                     7.80%
Bank loans                                   19,000                    8,500                     9.94%                     9.77%
Other loans                                   9,415                    6,858                     6.31%                     6.72%
                                    ====================    ====================  =======================   =======================

Year ended December 31, 1998:
Bills payable                                 8,283                    4,873                     7.07%                     7.52%
Bank loans                                   52,500                   23,299                     8.18%                     8.72%
Other loans                                   4,900                    4,463                     9.73%                     9.44%
                                    ====================    ====================  =======================   =======================

 11. ACCRUED LIABILITIES
 -----------------------

Accrued liabilities comprised:

                                                    1997                            1998
                                             -----------------    --------------------------------------
                                                   Rmb'000              Rmb'000              US$'000
Accrual for operating expenses
 -  Salaries                                             2,791                2,832                  341
 -  Staff education and training                         1,106                1,512                  183
 -  Advertising expenses                                 1,491                1,439                  174
 -  Others                                                 247                   83                   10
Provision for salary fund*                               1,145                1,667                  202
Provision for staff welfare fund*                        1,900                2,483                  300
                                             -----------------    -----------------    -----------------

                                                         8,680               10,016                1,210
                                             =================    =================    =================

* Salary fund is provided at 14% of total salary expenses of QXTI and staff welfare fund is provided at 1% of the statutory after-tax profit of QXTI. The salary fund is for the payment of non-recurring bonus, while the staff welfare fund is for employees' welfare (see Note 18).



12.  LONG-TERM BANK LOAN
------------------------

Long-term bank loan of Rmb9,800,000 is repayable in December 2000, bears interest at a fixed rate of 9.36% per annum and is secured by real estate properties of an unrelated company. No guarantee fee was paid to the unrelated party and no guarantee fee was imputed as additional borrowing cost as the Group did not receive preferential treatment on cost of borrowing of the loan as a result of the guarantee.

13.  LONG-TERM PAYABLE
----------------------

Long-term payable represents the liabilities for the balance of the acquisition costs of the land for construction of factories and office buildings, and is repayable by nineteen annual installments of Rmb1,000,000 each, except for the last installment payable due in December 2017 amounting to approximately Rmb1,388,000. The repayment installments can be summarized as follows:

                                                    1997                           1998
                                             -----------------    ---------------------------------------
                                                   Rmb'000              Rmb'000               US$'000
Payable during the following period:
 -  1999                                                 -                1,000                   121
 -  2000                                                 -                1,000                   121
 -  2001                                                 -                1,000                   121
 -  2002                                                 -                1,000                   121
 -  2003                                                 -                1,000                   121
 -  Years subsequent to 2003                             -               14,388                 1,737
                                             -----------------    -----------------     -----------------
 Total minimum lease payments                            -               19,388                 2,342

Less: amount representing imputed
 interest, at 10.35% per annum                           -              (10,731)               (1,296)

                                             -----------------    -----------------     -----------------

Present value of minimum lease payments
                                                         -                8,657                 1,046

Current portion                                          -               (1,000)                 (121)
                                             -----------------    -----------------     -----------------
Long-term payable                                        -                7,657                   925
                                             =================    =================     =================


14.  SHAREHOLDERS' LOANS
------------------------

These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company's shareholders, which are non-interest bearing. The shareholders have agreed not to demand the Group for repayment before December 31, 2000. For financial reporting, interest expenses of approximately Rmb922,000, Rmb765,000 and Rmb648,000 for the years ended December 31, 1996, 1997 and 1998, respectively, were imputed according to cost of borrowings in the PRC, and were recorded as interest expense and shareholders' contribution.

15.  COMMON STOCK
-----------------

As of January 1, 1996 (the earliest date covered by this report), the Company had 3,000 shares of common stock, par value US$1.00 each, outstanding. On July 28, 1997, the Company consummated a 1,000 for 1 share split ("the Share Split") and as a result the then outstanding 3,000 shares of common stock, par value US$1.00 each, became 3,000,000 shares of common stock, par value US$0.001 each. Also on July 28, 1997, the Company issued 4,500,000 shares of common stock (after the Share Split), par value US$0.001 each, for the acquisition of 90% interest in QXTI (see Note 1). The effect of the Share Split and the issue of 4,500,000 shares of common stock for the acquisition of QXTI have been reflected retrospectively in the accompanying balance sheets and in all per share computations.

In August 1997, the Company issued 250,000 shares of common stock, par value US$0.001 each, for cash consideration of US$1.00 per share, and raised US$250,000 (equivalent to Rmb2,072,000). In April and May 1998, the Company issued 250,000 shares of common stock, par value US$0.001 each, for cash consideration of US$3.00 per share, and raised US$750,000 (equivalent to Rmb6,210,000).

In February 1999, the Company issued 1,600,000 shares of common stock, par value US$0.001 each, for cash consideration of US$5.50 per share through a public offering, and raised US$8,800,000 (equivalent to Rmb72,864,000) - see also Note 28.



16.  INCOME TAXES
-----------------

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. The Company and QXHL were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. At present, substantially all of the Group's income was generated in the PRC by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in the PRC and subject to PRC income taxes at a rate of 27% (24% state income tax and 3% local income tax). However, it is exempted from state income tax and local income tax for three years starting from January 1, 1994, and then is subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. If the tax holiday of QXTI had not existed, the Group's income tax expenses (net of minority interests) would have been increased by approximately Rmb9,554,000, Rmb7,386,000 and Rmb8,792,000 for the years ended December 31, 1996, 1997 and 1998, respectively. Earnings per common share would have been approximately Rmb3.32, Rmb4.45 and Rmb4.85 for the years ended December 31, 1996, 1997 and 1998, respectively.

Provision for income tax for the years ended December 31, 1996, 1997 and 1998 represented provision for current income tax.

-----------------

The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income before income taxes stated in the consolidated statements of operations is as follows:

                                                   1996                    1997                  1998
                                             -----------------      -----------------      -----------------
PRC statutory income tax rate                            27.00%                 27.00%                 27.00%
Effect of tax holiday                                   (27.00%)               (15.42%)               (16.02%)
Non-deductible activities                                    -                   0.42%                  1.81%
Deferred tax assets for which no
 benefits have been recognized due to
 establishment of valuation allowance
                                                             -                   0.52%                  0.21%
                                             -----------------      -----------------      -----------------

Effective income tax rate                                    -                  12.52%                 13.00%
                                             =================      =================      =================

Taxation payable comprised:

                                                  1 9 9 7                         1 9 9 8
                                             -----------------    --------------------------------------
                                                   Rmb'000              Rmb'000              US$'000
PRC value-added tax                                     50,358               64,317                7,768
PRC income tax                                           6,565               14,465                1,746
                                             -----------------    -----------------    -----------------

                                                        56,923               78,782                9,514
                                             =================    =================    =================

Deferred taxation comprised:
                                                  1 9 9 7                         1 9 9 8
                                             -----------------     ---------------------------------------
                                                   Rmb'000               Rmb'000               US$'000
Temporary difference arising from
 provision for obsolete and slow-moving
 inventories                                               277                   288                    35
                                             -----------------     -----------------     -----------------

Deferred tax assets, gross                                 277                   288                    35

Valuation allowance                                       (277)                 (288)                  (35)
                                             -----------------     -----------------     -----------------

Deferred tax assets, net                                     -                     -                     -
                                             =================     =================     =================

17.    COMPREHENSIVE INCOME
-------------------------

Comprehensive income and its components, net of tax, comprised:

                                     1996                1997                          1998
                             -----------------    -----------------    --------------------------------------
                                  Rmb'000              Rmb'000              Rmb'000              US$'000
Net income                              34,464               41,209               47,263                5,708

Other comprehensive
 income - translation
 adjustments                                 -                    -                   10                    1
                             -----------------    -----------------    -----------------    -----------------

Comprehensive income                    34,464               41,209               47,273                5,709
                             =================    =================    =================    =================



18.  DISTRIBUTION OF INCOME
---------------------------

At present, substantially all of the Group's income is contributed by QXTI, an equity joint venture enterprise established in the PRC. Income of QXTI as determined under generally accepted accounting principles in the PRC ("PRC GAAP") is distributable to its joint venture partners after transfer to dedicated reserves and staff welfare fund as required under PRC Company Law and QXTI's articles of association, at rates determined by QXTI's board of directors.

Dedicated reserves include statutory surplus reserve and discretionary surplus reserve. Pursuant to the Notice [1995] 31 issued by Ministry of Finance on August 24, 1995 ("the Notice") and QXTI's articles of association, provision of these reserves are recommended by QXTI's board of directors. During the years ended December 31, 1996 and 1997, QXTI appropriated 1% of its statutory after-tax profit to each of the statutory surplus reserve and the discretionary surplus reserve. For the year ended December 31, 1998, QXTI appropriated 2% of its statutory after-tax profit to each of the statutory surplus reserve and the discretionary surplus reserve. The statutory surplus reserve can only be utilized to offset prior years' losses or for capitalization as paid-in capital, whereas the discretionary surplus reserve can be utilized for QXTI's future development or capitalization as paid-in capital.

Pursuant to the Notice and QXTI's articles of association, QXTI appropriated 1% of its statutory after-tax profit for the years ended December 31, 1996, 1997 and 1998 to the staff welfare fund which shall be utilized for collective staff benefits such as building of staff quarters or housing. No distribution shall be made other than on liquidation of QXTI. In the financial statements prepared under generally accepted accounting principles in the United States of America ("US GAAP"), amounts appropriated to staff welfare fund were charged against income and the related provisions are reflected as accrued liabilities in the consolidated balance sheets.

---------------------------

Unappropriated profit is to be carried forward as retained earnings for future distribution. The amount of profit available for distribution to the shareholders will be determined based on the lower of the unappropriated profit as reported under the PRC GAAP and under the US GAAP.

Analysis of the appropriations of profit in the financial statements prepared under PRC GAAP and under US GAAP is as follows:

                                                     1997                                                 1998
                                  ---------------------------------------------       ---------------------------------------------
                                       PRC GAAP                   US GAAP                 PRC GAAP                   US GAAP
                                  -------------------       -------------------       -------------------       -------------------
                                          Rmb'000                   Rmb'000                   Rmb'000                   Rmb'000
Income after tax but before
 minority interests                            48,146                    45,873                    54,317                    52,853


Minority interests                             (4,815)                   (4,664)                   (5,737)                   (5,590)
                                  -------------------       -------------------       -------------------       -------------------

Income after minority
 interests                                     43,331                    41,209                    48,580                    47,263


Transfer to statutory surplus
 reserve                                         (433)                     (433)                   (1,098)                   (1,098)


Transfer to discretionary
 surplus reserve                                 (434)                     (434)                   (1,098)                   (1,098)


Transfer to staff welfare
 fund, under the PRC GAAP
                                                 (433)                        -                      (549)                        -

                                  -------------------       -------------------       -------------------       -------------------

Unappropriated profit for the
 year                                          42,031                    40,342                    45,835                    45,231


Retained earnings, beginning
 of year                                       94,224                    59,479                   136,255                    99,821


Recognition of prior years'
 provisions                                         -                         -                   (33,526)                        -

                                  -------------------       -------------------       -------------------       -------------------
Retained earnings,
end of year                                   136,255                    99,821                   148,564                   145,052
                                  ===================       ===================       ===================       ===================

---------------------------

The reconciliation of the Group's consolidated retained earnings (representing unappropriated profit) as of December 31, 1997 and 1998 as reported under the PRC GAAP and under US GAAP is as follows:

                                                         1997                                 1998
                                                  -------------------     -------------------------------------------
                                                         Rmb'000                 Rmb'000                 US$'000
Retained earnings, under PRC GAAP                             136,255                 148,564                  17,942

Provision for bad and doubtful accounts not
 recorded in the statutory accounts prepared
 under PRC GAAP                                                  (678)                      -                       -

Provision for obsolete and slow-moving
 inventories not recorded in the statutory
 accounts prepared under PRC GAAP                              (3,162)                 (3,974)                   (480)

Additional provision of VAT not recorded in
 the statutory accounts prepared under PRC
 GAAP                                                         (31,746)                      -                       -

Share by minority interests of the
 reconciling items                                              4,202                     397                      48

Interest expense imputed on non-interest
 bearing shareholders' loans                                   (5,124)                      -                       -

Others                                                             74                      65                       8
                                                  -------------------     -------------------     -------------------

Retained earnings, under US GAAP                               99,821                 145,052                  17,518
                                                  ===================     ===================     ===================

19.  RETIREMENT PLAN
--------------------

The Group's employees in the PRC are all employed by QXTI. As stipulated by PRC regulations, QXTI maintains a defined contribution retirement plan for all of its employees who are permanent residents of the Guangdong Province, the PRC. All retired employees of QXTI are entitled to an annual pension equal to their basic annual salary upon retirement. QXTI contributed to a state sponsored retirement plan approximately 15% of the basic salary of its employees up to June 30, 1998 and approximately 24% of the basic salary of its employees thereafter, and has no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees. QXTI's contributions for the years ended December 31, 1996, 1997 and 1998 were approximately Rmb183,000, Rmb11,000 and Rmb49,000 respectively.

20.  OPERATING LEASE COMMITMENTS
--------------------------------

The Group has various operating lease agreements for factory premises, which extend through December 2001. Rental expenses for the years ended December 31, 1996, 1997 and 1998 were approximately Rmb3,052,000, Rmb2,966,000 and
Rmb3,139,000, respectively. Future minimum rental payments as of December 31, 1998, under agreements classified as operating leases with non-cancelable terms in excess of one year, are as follows:

                                                                   Rmb'000                 US$'000
                                                            -------------------     -------------------
Payable during the following period
 -  Within one year                                                       2,311                     279
 -  Over one year but not exceeding two years                             2,307                     278
 -  Over two years but not exceeding three years                          2,239                     271
                                                            -------------------     -------------------

                                                                          6,857                     828
                                                            ===================     ===================

21.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
-----------------------------------------------------

Cash paid for interest is as follows:

                                  1996                  1997                            1998
                            -----------------     -----------------     ---------------------------------------
                                  Rmb'000               Rmb'000               Rmb'000               US$'000
Interest expenses                        (778)               (2,625)               (4,453)                 (538)
Interest income                            12                    54                   287                    34
                            =================     =================     =================     =================

22.  BANKING FACILITIES
-----------------------

As of December 31, 1998, the Group had banking facilities of approximately Rmb64,965,000 for loans and trade financing. Unused facilities as of December 31, 1998 amounted to approximately Rmb11,609,000. These banking facilities were secured by:

a.  pledges over the Group's bank deposits of approximately Rmb1,389,000;

b. pledges over the Group's land with net book value of approximately Rmb27,944,000 and the Group's machinery and equipment with net book value of approximately Rmb8,481,000;

c.  pledges over certain real estate properties owned by an unrelated company;

d.  pledges over certain machinery and equipment owned by a related company;

e.  a corporate guarantee provided by a related company; and

f.  a personal guarantee provided by Mr. Rui Lin Wu.


23.  CONTINGENT LIABILITIES
---------------------------

As of December 31, 1998, QXTI had provided a corporate guarantee to an unrelated company for bank borrowings of approximately HK$1,200,000 (equivalent to approximately Rmb1,282,000). No guarantee fee was received by QXTI on such a guarantee and the unrelated company did not receive preferential treatment on cost of borrowing of such loan.


24.  RELATED PARTY TRANSACTIONS
-------------------------------

Name and relationship of related parties:

               Name of related parties                           Existing relationship with the Company
-----------------------------------------------------     --------------------------------------------------
Mr. Zhi Jian Wu Li                                          The major shareholder
Mr. Rui Lin Wu                                              Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu                                             Director and brother of Mr. Zhi Jian Wu Li
Ms. Mei Lian Li                                             Director and wife of Mr. Zhi Yang Wu
Mr. Zhi Zhong Wu                                            Brother of Mr. Zhi Jian Wu Li
Ms. Qing Li                                                 Wife of Mr. Rui Lin Wu
Wu's Holdings Limited                                       Intermediate holding company
Qiao Xing Group Limited                                     Common directors
Qiao Xing Properties Limited                                Common directors
Qiao Xing International Company                             Common director
Qiao Xing Commerial Limited                                 Common director
Rui Xing Electronic Development Company Limited             Common director
Ben Xing Telecommunication Component Limited                Common director
Qiao Xing Investment Limited                                Common director

-------------------------------

Summary of related party balances and transactions is as follows:

                                                       1996                  1997                          1998
                                                 ------------------   ------------------   ---------------------------------------
                                                       Rmb'000              Rmb'000              Rmb'000              US$'000
Recovery of general and administrative
 expenses from
 -  Qiao Xing Properties Limited                              1,207                1,787                1,317                  159
 -  Qiao Xing International Company                              32                    -                    -                    -
 -  Rui Xing Electronic Development Company
     Limited                                                    345                  100                  178                   21
 -  Ben Xing Telecommunication Component
     Limited                                                     70                   12                    -                    -


Interest paid to
 -  Rui Xing Electronic Development Company
     Limited                                                      -                  803                1,002                  121
 -  Ms. Mei Lian Li                                               -                    -                   43                    5

Purchases from
 -  Qiao Xing Properties Limited                             15,404               26,419               24,145                2,916
 -  Qiao Xing International Company                               -               12,481                  987                  119
 -  Qiao Xing Commercial Limited                                  -                    -                7,162                  865
 -  Rui Xing Electronic Development Company
     Limited                                                 13,115               12,325                6,352                  767
 -  Ben Xing Telecommunication Component
     Limited                                                  4,427                5,232                4,761                  575

                                                 ==================   ==================   ==================   ==================

                                                     1997                              1998
                                             --------------------    --------------------------------------------
                                                    Rmb'000                 Rmb'000                 US$'000
Due from
 -  Mr. Rui Lin Wu                                          4,857                       9                       1
 -  Mr. Zhi Yang Wu                                           523                     877                     106
 -  Mr. Zhi Jian Wu Li                                        283                       2                       -
 -  Ms. Mei Lian Li                                             -                     391                      47
 -  Qiao Xing Group Limited                                 2,901                   6,648                     803
 -  Qiao Xing Investment Limited                            4,686                   1,195                     144
 -  Wu's Holdings Limited                                       -                     193                      24
                                             --------------------    --------------------    --------------------

                                                           13,250                   9,315                   1,125
                                             ====================    ====================    ====================
Due to
 -  Mr. Zhi Zhong Wu                                          743                     950                     115
 -  Ms. Qing Li                                               263                     705                      85
 -  Ms. Mei Lian Li                                         1,102                       -                       -
 -  Rui Xing Electronic Development
     Company Limited                                        3,458                     959                     116
                                             --------------------    --------------------    --------------------

                                                            5,566                   2,614                     316
                                             ====================    ====================    ====================

The amount due to Rui Xing Electronic Development Company Limited was unsecured, bore interest at approximately 25% per annum and 26% per annum during the years ended December 31, 1997 and 1998, respectively, and was without pre-determined repayment terms. The other balances with related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

25.    SEGMENT ANALYSIS
-----------------------

a.     Net sales
       ---------

       Sales comprised:

                                                      1996                1997                       1998
                                                 --------------      --------------    -------------------------------
                                                     Rmb'000             Rmb'000            Rmb'000         US$'000
       Sales of telecommunication products              351,590             398,801           365,344           44,124
       Machinery rental                                     308               1,423             1,420              171
                                                 --------------      --------------    --------------   --------------

                                                        351,898             400,224           366,764           44,295
                                                 ==============      ==============    ==============   ==============

       All of the Group's sales were made to customers in the PRC.

b.     Operating profit *
       ------------------


                                                     1996                1997                       1998
                                                 --------------      --------------    -------------------------------
                                                     Rmb'000             Rmb'000            Rmb'000         US$'000

        Sales of telecommunication products              39,595              54,466            65,108            7,864
        Machinery rental                                    308               1,423             1,420              171
                                                 --------------      --------------    --------------   --------------

                                                         39,903              55,889            66,528            8,035
                                                 ==============      ==============    ==============   ==============

     * Operating profit represents gross profit less selling, general and administrative expenses.

c.     Assets
       ------

       Substantially all of the Group's assets are located in the PRC.

d.     Major customers
       ---------------

       Details of individual customers accounting for more than 5% of the Group's sales are as follows:

                                                      1996                1997              1998
                                                 --------------      --------------    --------------
       Zuo Hui Jin                                     10%                 17%               16%

       Si Lu Wu                                         -                   7%                9%

       Tian Liang Wu                                    4%                  9%                8%

       Chaozhou Yong Jie Electric Appliance
       Trading Company                                  8%                  9%                4%

       Fujian Jinjiang An Hai Hong Fa
       Department Store Company                         6%                  9%                4%

       Guangzhou Dongshan District Hui Yuan
       Department Store                                 6%                  -                 -
                                                  =============      ==============     =============

-----------------------

e.     Major suppliers
       ---------------

       Details of individual suppliers accounting for more than 5% of the Group's purchases are as follows:

                                                      1996                1997              1998
                                                 --------------      --------------    --------------
       Jia Xing Electronic Supplies Company
         Limited                                       10%                 11%               10%

       Qiao Xing Properties Limited                     5%                  9%                8%

       Shenzhen Hong Da Technology Enterprises
         Limited                                       12%                  -                 -
                                                 ==============      ==============    ==============


26.    OPERATING RISKS
----------------------

a.     Country risk
       ------------

       As substantially all of the Group's operations are conducted in the PRC, the Group is subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

       In addition, substantially all of the Company's revenue is denominated in Renminbi ("Rmb") which must be converted into other currencies before remittance outside the PRC. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require approvals of the PRC government.

b.     Dependence on strategic relationship
       ------------------------------------

       The Group conducts its manufacturing and trading operations through its joint venture established between the Group and a PRC party. Any deterioration of this strategic relationship may have an adverse effect on the operations of the Group.

----------------------

c.     Concentration of credit risk
       ----------------------------

       Concentration of accounts receivable as of December 31, 1997 and 1998 is as follows:

                                                                  1997                     1998
                                                            ----------------         ----------------
       Five largest accounts receivable                            45%                      37%
                                                            ================         ================

       The Group performs ongoing credit evaluations of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections.


27.    OTHER SUPPLEMENTARY INFORMATION
--------------------------------------

The following items were included in the consolidated statements of operations:

                                              1996                  1997                         1998
                                        -----------------    -----------------    --------------------------------------
                                              Rmb'000              Rmb'000              Rmb'000              US$'000
Depreciation of property, machinery
  and equipment                                6,237                7,940                8,836                1,067

Allowance for (Write-back of)
  doubtful accounts                             (420)               1,068                4,584                  554

Allowance for obsolete and
  slow-moving inventories                          -                  772                1,067                  129

Interest expense for
  -  bank loans                                  184                1,355                2,987                  361
  -  loan from a related party                     -                  803                1,045                  126
  -  other loans                                 594                  467                  421                   51
  -  shareholders' loan (imputed
      interest)                                  922                  765                  648                   78

Operating lease rental for factory
  premises                                     3,052                2,966                3,139                  379

Advertising expenses                           8,357               11,405                7,910                  955

Research and development expenditures            761                  657                  902                  109

Repairs and maintenance expenses                 195                  320                  184                   22

Salary and staff benefits (including
  executive directors' emoluments)            15,772               18,861               19,384                2,341

Interest income from bank deposits               (12)                 (54)                (287)                 (34)
                                        =================    =================    =================    =================

28.    BSEQUENT EVENTS
----------------------

Subsequent to December 31, 1998, the following significant transactions occurred:

a. In January 1999, the Group's land with net book value of approximately Rmb6,985,000 as of December 31, 1998 was pledged to obtain additional short-term bank loans.

b. In February 1999, the Company issued 1,600,000 shares of common stock, par value US$0.001 each, for a cash consideration of US$5.50 per share through a public offering, and raised US$8,800,000 (equivalent to Rmb72,864,000). After deducting underwriters' commission and stock issuance costs, the net proceeds was approximately US$6,794,000 (equivalent to Rmb56,251,000).

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              QIAO XING UNIVERSAL TELEPHONE, INC.
                                     (Registrant)



Date: June 30, 1999           By:  /s/ RUI LIN WU
      ------------------         ---------------------------------------
                                 Rui Lin Wu
                                 Chairman and Chief Executive Officer