Form 20-F
period 1999-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2000-07-14
CIK 1051846

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 20-F

         [  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

           [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1999

                                      OR

         [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _____________ to _______________


Commission file number 0-29946

                      QIAO XING UNIVERSAL TELEPHONE, INC.
            ------------------------------------------------------
            (Exact name of Registrant as specified in its Charter)


                      QIAO XING UNIVERSAL TELEPHONE, INC.
                -----------------------------------------------
                (Translation of Registrant's name into English)

                            British Virgin Islands
                -----------------------------------------------
                (Jurisdiction of incorporation or organization)

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

                                     None
                               ----------------
                               (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1999:

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

     Not Applicable.

                           EXCHANGE RATE INFORMATION

     The Company has prepared its consolidated financial statements in accordance with United States generally accepted accounting principles consistently applied and publishes such statements in Renminbi, the functional currency of the Company's subsidiaries and the legal tender currency of China. All references to "Renminbi" or "RMB" are to Renminbi. All references to "U.S. Dollars," "dollars," "US$" or "$" are to United States dollars. Conversion of amounts from Renminbi into United States dollars for the convenience of the reader has been made at the unified exchange rate quoted by the People's Bank of China("PBOC")on December 31, 1999 of US$1.00 = RMB8.28.

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

                                                 Noon Buying Rate(1)
                            ------------------------------------------------------------------
Calendar Year                Period End            Average (2)           High            Low
------------                 ----------            -----------           ----            ---
                            (RMB per US$)
1995                            8.3374                 8.3852           8.5000          8.2916
1996                            8.3284                 8.3387           8.5000          8.3267
1997                            8.3099                 8.3193           8.3260          8.3099
1998                            8.2789                 8.2789           8.2801          8.2740
1999                            8.2795                 8.2783           8.2800          8.2770

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

                                 PART I


ITEM 1.  DESCRIPTION OF BUSINESS.
---------------------------------

Background and Organization

     Qiao Xing Universal Telephone, Inc. (the "Company" or "Qiao Xing") is principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. The Company's annual production capacity of telephone sets has increased from 300,000 to an estimated 5 million within the last seven years. Its actual sales in 1999 were 4.2 million sets.

     The history of the Company dates back to April 1992 when Mr. Rui Lin Wu, the founder and the President of the Company, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People's Republic of China ("PRC" or "China"). The Company initially was engaged in the original design manufacturing of corded telephones, whereby products are designed and manufactured to the customer's requirements and instructions and are marketed under the customer's designated brand name or without designated brand name. When the Company commenced its operations in August 1992, it consisted of only 100 employees and two production lines producing telephones.

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

     In view of an increased market demand, in 1996, the Company successfully introduced a line of cordless telephone sets (one-channel and ten-channel products) to the market. By the end of 1996, five cordless products had been introduced, and 150,000 sets were sold. For the fiscal year ended December 31, 1996, 3,241,000 telephone sets, including cordless phones, were produced, with net sales of RMB351.9 million. The net profit was RMB34.5 million. In October 1997, the Company successfully introduced the special function corded telephone sets. For the fiscal year ended December 31,1997, the Company produced 2,946,000 telephone sets with sales of RMB383.9 million. The net profit was RMB41.2 million.

     For the first quarter of 1998, the Company developed and introduced caller ID display telephones and coined telephones. During the fiscal year ended December 31,1998, the Company produced 2,824,000 telephone sets with net sales of US$42.4 million (RMB351.2 million). The net profit was US$5.7 million (RMB47.3 million).

     In 1999, the Company's alteration of its sales mix towards the caller ID telephone which carried a higher profit margin successfully maintained its growth in gross profit and net income. The caller ID telephones represented 12% of net sales in 1999 as compared to 3% of net sales in 1998. For the fiscal year ended December 31, 1999, the Company generated an annual output of 4,159,032 telephones with net sales of US$46.3 million. The net income for the fiscal year ended December 31, 1999 was US$6.0 million.

     The Company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. The Company owns the entire issued share capital in Qiao Xing Holdings Limited ("QXHL"), an international business company incorporated in the British Virgin Islands on July 23, 1997. QXHL owns 90% of the issued share capital in Qiao Xing Telecommunication Industry Co. Limited ("QXTI"), a PRC joint venture. Substantially all of the Company's income is contributed by QXTI. The remaining 10% of QXTI is owned by Qiao Xing International Trading Ltd. ("QXIT"), a PRC company owned by Rui Lin Wu (40%) and his elder son Zhi Yang Wu (60%). Messrs. Wu and Wu are executive officers and directors of the Company. On May 25, 1999, QXIT transferred all of its 10% equity interest in QXTI to Qiao Xing Group Limited ("QXGL"), a privately owned company established in Mainland China. The change in equity interest in QXTI and the supplementary joint venture agreement have been approved by the relevant Mainland Chinese authorities. Mr. Rui Lin Wu and Mr. Zhi Yang Wu, as the shareholders of QXGL, have agreed to vote their minority position in QXTI in a manner consistent with QXHL.

                                    Sino Foundations
               Zhi Jian               Holdings Ltd.
                Wu Li                 (a Hong Kong
                                     Listed Company)


                    100%                          100%



                                             Sino
               Qiao Xing Trust          Communications
                                             Ltd.


                    71.16%              28.84%



       Wu Holdings Ltd.                                Public
                                                    Shareholders

         57.0%                              43.0%


                              QIAO XING UNIVERSAL      Rui Lin Wu and
                                 TELEPHONE, INC.       Zhi Yang Wu and
                                                       Zhi Zhong Wu


                                     100%                             100%


                              Qiao Xing Holding             Qiao Xing
                                                              Group Limited.


                                     90%                           10%


                                   Qiao Xing
                               Telecommunication
                               Industry Co. Ltd.


Industry Overview

     Since 1990, the telecommunications industry has grown rapidly in China, a country with a population of 1.2 billion whose economy is undergoing tremendous growth, with an accompanying rise in the population's standard of living. This rise in affluence has proven beneficial for Qiao Xing as the Chinese are more willing to purchase phones and to upgrade from the corded to the cordless variety. Land-line telephone subscribers numbered 70.3 million in 1997, 8.3 times the number of subscribers in 1991. The national telephone penetration rate for land-line phones grew from 6.33% in 1996 to 8.07% in 1997, and this growth is expected to increase to 123 million or 10% of the population by 2000.

     In March 1998, the government formed the new Ministry of Information Industry to focus on supporting local technology and locally made products in China's telecommunications industry. In December 1999, the Ministry awarded a multi-million dollar interest-free loan and export credit facility to Qiao Xing due to the Company's strong worldwide export potential, aggressive marketing capabilities and excellent management team.


Business Operations and Product Range

     Qiao Xing is principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily corded and cordless telephone sets under the trademark of "Qiao Xing". According to the National Statistic Bureau of the China Technology Progress Information Centre, Qiao Xing was the largest telephone manufacturer by sales volume in the PRC in 1999.

     Qiao Xing has produced corded telephones since its formation in 1992. In 1996, it successfully developed the manufacture of one-channel and ten-channel cordless telephones. However, since one-channel cordless phones can be easily interfered and create a lot of noises, the Company stopped producing it in June 1997 and now concentrates on ten-channel cordless phone manufacturing.

     In October 1997, the Company introduced the smart card telephones, which is the first of many special function corded telephones that the Company expects to develop and introduce to the market. In the first quarter of 1998, the Company developed and introduced caller ID display telephones and coin operated telephones. The Company developed the Digital Cordless Phone in 1999.

     Presently, the Company is producing and selling 165 corded models and 25 cordless models, and have an extensive nationwide sales network that comprises 1,350 retail outlets in China.


Telephone Sales By Units

                                            Year ended December 31
                           1995        1996      1997         1998         1999

                            sets          sets         sets         sets         sets
corded                    2,963,007     3,092,687    2,602,003    2,339,999    3,154,412
cordless                      3,181       148,695      326,993      240,168      210,578
smart card                      ---           ---       16,995      152,574      240,633
caller ID                       ---           ---          ---       72,691      538,560
coin operated                   ---           ---          ---       18,943       14,849
Total                     2,966,188     3,241,382    2,945,991    2,824,375    4,159,032

Average Wholesales Prices Per Set
                                                      Year ended December 31
                                         1995       1996      1997      1998     1999
                                         RMB        RMB       RMB       RMB      RMB
corded                                    93.18      90.94     97.21     82.09    62.55
cordless                                 490.85     475.13    417.51    332.03   273.20
smart card                                  ---        ---    633.12    507.53   292.68
caller ID                                   ---        ---       ---    154.98    99.28
coin operated                               ---        ---       ---    328.44   263.02

Telephone Sales By RMB
                                              Year ended December 31
                                1995        1996        1997        1998       1999
                              RMB'000'    RMB'000'    RMB'000'    RMB'000'   RMB'000'
corded                        276,093     281,249     242,646     184,020    190,282
cordless                        1,561      70,649     130,921      76,207     58,696
smart card                        ---         ---      10,367      74,100     71,739
caller ID                         ---         ---          --      10,887     54,476
coin operated                     ---         ---          --       5,970      8,440
Total                         277,654     351,898     383,934     351,184    383,633

     Cordless telephones and the special function corded telephones require more sophisticated and more hi-tech manufacturing techniques and the Company charges a higher wholesale price and makes a greater margin for special function corded telephones than for the ordinary one. The wholesale prices for the Company's cordless telephones range from US$30-60 (RMB250-500). For corded telephones, two categories have been classified, with the simpler version selling for US$6-15 (RMB50-125), and the models with more sophisticated features selling for US$15-18 (RMB125-150) per telephone. The wholesale prices for the special corded telephones range from US$16-80 (RMB130-660) per telephone.

     Cordless telephones on average have a gross profit margin of 20 percent, corded telephones have an approximately 21 percent gross profit margin, and special function corded telephones have a gross profit margin of 23 to 65 percent.

     The top three popular products that Qiao Xing is selling are all corded telephones:


               HE1            356,809 sets sold in 1999
               8(5) B         200,543 sets sold in 1999
               8(7) F         174,135 sets sold in 1999

     In addition to its core products, Qiao Xing has also produced a small quantity of digital recording telephones and telephone exchanges.

Production Facilities

     The Company's current maximum production capacity of telephones is approximately 5,000,000 units per year. The Company had produced 4,159,032 units in 1999, consisting of 3,154,412 units of corded telephones, 210,578 units of cordless telephones and 794,042 units of special function corded telephones.

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

     Thereafter, electronic circuit boards are transferred to sub-assembly lines where supplementary components like switches, which cannot be processed through the automatic wave soldering machines or the surface mount placement machines, are assembled onto the circuit boards. All the circuit boards are then subject to computerized in-circuit testing to ensure that the ``circuit'' is continuous and does not contain damaged components or poorly soldered joints. The circuit boards are then subject to a full function testing by inserting them into specially designed test fixtures which simulate the performance of the circuit boards as if they were already installed into their final plastic cabinet.

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

     Management believes that the Company's growth in revenue in recent years demonstrates its ability to operate profitably with different product mixes, such as corded telephones, cordless telephones and telephone recorders. Management also believes that the product mix of the Company allows it to buffer against any unexpected downturn in general demand for any single product category better than many of the Company's competitors who are engaged solely in the production of a single product category.

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

     The Company has not received any material claims for defective products from customers for the three years ended December 31, 1999.

Sales and Marketing

     Substantially all of the Company's products are sold in the PRC market and accounted for approximately 99.7 percent and 99.5 percent of the Company's total revenues for the years ended December 31, 1998 and 1999, respectively. The remaining balance of products is exported to Canada, Korea and Taiwan.

     The Company currently has 40 independent regional distributors and after-sales service centers, including six wholesale agencies, serving its major customers in different provinces in the PRC. There is at least one representative assigned by Qiao Xing to each regional distributor to make frequent visits in order to understand the business operation and assist management. These regional distributors distribute the Company's telecommunication products to a network of over 1,350 retail outlets, including 310 consignments in big department stores. The purchase orders for telephones from these retail outlets are collected by the 40 regional distributors, who would then place consolidated purchase orders with the Company on their own accounts. The regional distributors are each responsible for the credit risk and settlement of their own customers. A settlement period of 30 days to 210 days is given by the Company to the distributors.

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

     The Company had spent approximately US$1.6 million in 1999 for advertising and promotion. It is expected that US$2.0 million will be spent in 2000.

Materials and Components

     More than 3,000 different parts and components are required for the manufacture of current models of the Company's corded and cordless telephone sets. The primary components are integrated circuits, printed circuit boards, liquid crystal displays, resistors, transistors and diodes. Except for some special integrated circuit items and central processing units, which are sourced from Hong Kong, the Company obtains its major components and raw materials from the leading suppliers in the Pearl River Delta in the PRC. In order to secure the supply of raw materials, the Company will select at least two suppliers for each component. Management believes that there is no seasonality factor which might affect the supply of raw materials. For the year ended December 31, 1999, the top five suppliers of the Company accounted for approximately 30.48% percent of the Company's total purchases of materials and components. No single supplier accounted for over 12 percent of the Company's total purchases of materials and components for the year ended December 31, 1999.

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

Research and Development

     The Company's research and development ("R&D") and engineering functions are performed in the PRC. As at December 31, 1999, the Company employed 58 staff in the R&D and engineering divisions, who work closely with the Company's sales and marketing executives to gauge the market demand in developing new products and new models of existing products. The R&D division is currently monitoring 25 particular models of corded telephone, eight particular models of cordless telephone, and three models of code division multiple access (CDMA) cellular telephones.

     In 1999, Qiao Xing spent US$68,000 on the R&D division. The Company anticipates increasing the research and development funding and the budget to purchase new technologies up to US$3.0 million in 2000. The significant increase is due to the proposed CDMA phones developing plan.

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

     Management considers that the products manufactured by the Company are not competing directly with imported products with similar features, which are sold in the higher price range. The Company currently competes directly with domestic manufacturers in the PRC, namely BUBUGAO in GuangDong, which is currently the second seller of telephones in the PRC, according to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau. According to the Company's market research, in 1999, BUBUGAO owned a market share of approximately 14.54 percent, and the Company accounted for approximately 18.56 percent. However, BUBUGAO is now diversifying into home electric appliance manufacture, including VCD sets, which will likely divert some of its resources from the telephone manufacturing business.


ITEM 2.   DESCRIPTION OF PROPERTY.
----------------------------------

     The Company's principal executive offices are located at Qiao Xing Building, Wu Shi Industrial Zone, Huizhou City, Guangdong, PRC. The Company's production facilities are located in four five-storied industrial buildings in Wu Shi Industrial Zone, Huizhou City, Guangdong, PRC, with a total gross floor area of approximately 16,300 square meters.


ITEM 3.   LEGAL PROCEEDINGS.
----------------------------

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


ITEM 4.   CONTROL OF REGISTRANT.
--------------------------------

     (a) As far as is known to management of the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

     (b) The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of June 30, 2000

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

This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(I)under the securities Exchange Act of 1934, as amended.

Name of Beneficial Holder                                                   Number            Percent
-------------------------                                                   ------            -------
                                                                        Shares Beneficially Owned
                                                                        -------------------------
Wu Holdings Limited..................................................     6,819,000(1)        57.0
Rui Lin Wu...........................................................     7,399,000(1)(2)     60.3
Zhi Yang Wu..........................................................       250,000(3)         2.0
Zhang Zhi Fang.......................................................             0              0
Zhong Ai Li..........................................................             0              0
Jie Shi..............................................................             0              0
Liu Rong Yang........................................................             0              0
Zi Shu Huang.........................................................             0              0
Guo Liang Zhang......................................................             0              0
All directors and executive officers
as a group (8 persons)...............................................     7,649,000(2)(3)     61.1

___________
(1) Wu Holdings Limited is a British Virgin Islands corporation which is 71.16% owned by the Qiao Xing Trust and the remaining 28.84% is owned by Sino Communications Ltd., a wholly owned subsidiary of a nonaffiliated corporation listed on The Stock Exchange of Hong Kong Limited. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, Chairman of the Company. The 6,819,000 shares of Common Stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.
(2) Includes options currently exercisable to acquire 300,000 shares of common stock.
(3) Includes options currently exercisable to acquire 250,000 shares of common stock.

     (c) To the knowledge of the Company, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

ITEM 5.   NATURE OF TRADING MARKET.
-----------------------------------

     The Common Stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the symbol "XING." The following table sets forth, on a quarterly basis, the high and low sales prices for the Common Stock since its listing on The Nasdaq National Market on February 16, 1999:

     Quarter ended:                         High            Low
     --------------                         ----            ---

     March 31, 1999                       $  6 1/4         $  4
     June 30, 1999                        $  5             $  3 1/4
     September 30, 1999                   $  4 7/16        $  3 1/8
     December 31, 1999                    $ 35 1/2         $  2 5/8
     March 31, 2000                       $ 55             $ 26
     June 30, 2000                        $ 32 7/8         $ 10 3/4


     The Company does not believe that there is any principal non-United States trading market for the Common Stock. The Company believes that a substantial majority of the outstanding Common Stock is held in the United States by Cede & Co. as record holder.


ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.
-----------------------------------------------------------------------------

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


ITEM 7.   TAXATION.
-------------------

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

People's Republic of China Taxation

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. The Company and QXHL were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. At present, substantially all of the Group's income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and subject to

Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It is exempted from state income tax and local income tax for three years starting from January 1, 1994, and then is subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. This tax holiday has expired on January 1, 1999 and QXTI only has full exemption in local income tax in 1999. If the tax holiday of QXTI had not existed, the Group's income tax expenses (net of minority interests) would have been increased by approximately Rmb7,386,000, Rmb8,792,000 and Rmb2,632,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Basic and diluted earnings per common share would have been approximately Rmb4.45, Rmb4.85 and Rmb5.04 for the years ended December 31, 1997, 1998 and 1999, respectively.

ITEM 8.   SELECTED CONSOLIDATED FINANCIAL DATA
----------------------------------------------

     The Company prepares its Consolidated Financial Statements in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"). The following summary consolidated income statement data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 were derived from the audited financial statements of the Company included elsewhere in this Annual Report and should be read in conjunction with such financial statements. The following summary consolidated income statement data for the year ended December 31, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 were derived from the audited financial statements of the Company not included elsewhere in this Annual Report. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

                                     1995          1996          1997          1998                 1999
                                  ---------     ----------    ----------    ----------    -----------------------
                                   Rmb'000       Rmb'000       Rmb'000       Rmb'000       Rmb'000       US$'000
Net sales                           277,654       351,898       383,934       351,184       383,633        46,332
Cost of goods sold                 (213,807)     (279,130)     (300,910)     (251,935)     (259,658)      (31,360)
                                  ---------     ---------     ---------     ---------     ---------     ---------

  Gross profit                       63,847        72,768        83,024        99,249       123,975        14,972

Selling expenses                    (17,537)      (23,377)      (12,183)      (11,173)      (15,695)       (1,895)
General and administrative
 expenses                            (8,349)       (9,488)      (14,952)      (21,548)      (28,562)       (3,450)

Interest expense                     (1,148)       (1,700)       (3,390)       (5,101)       (5,577)         (673)
Interest income                         119            12            54           287         1,981           239
Other (expenses) income,
 net                                     (4)          180          (115)         (961)          244            29
                                  ---------     ---------     ---------     ---------     ---------     ---------

  Income before income tax           36,928        38,395        52,438        60,753        76,366         9,222


Provision for income tax                                         (6,565)       (7,900)      (20,298)       (2,451)
                                  ---------     ---------     ---------     ---------     ---------     ---------

  Income before minority
   interests                         36,928        38,395        45,873        52,853        56,068         6,771

   Minority interests(1)(3)          (7,582)       (3,931)       (4,664)       (5,590)       (6,365)         (769)
                                  ---------     ---------     ---------     ---------     ---------     ---------

     Net income                      29,346        34,464        41,209        47,263        49,703         6,002
                                  =========     =========     =========     =========     =========     =========

Earnings per common share(2)

     -  Basic                     Rmb  3.91     Rmb  4.60     Rmb  5.43     Rmb  5.96     Rmb  5.33     US$  0.64
                                  =========     =========     =========     =========     =========     =========
                                  US$  0.47     US$  0.56     US$  0.66     US$  0.72
     -  Diluted                   Rmb  3.91     Rmb  4.60     Rmb  5.43     Rmb  5.96     Rmb  5.32     US$  0.64
                                  =========     =========     =========     =========     =========     =========
                                  US$  0.47     US$  0.56     US$  0.66     US$  0.72
Weighted average number of
 shares outstanding

     -  Basic                     7,500,000     7,500,000     7,595,000     7,936,000     9,333,000     9,333,000
                                  =========     =========     =========     =========     =========     =========

     -  Diluted                   7,500,000     7,500,000     7,595,000     7,936,000     9,344,000     9,344,000
                                  =========     =========     =========     =========     =========     =========

                                                         Years ended December 31,
                              --------------------------------------------------------------------------------
                                                            As of December 31,
                              --------------------------------------------------------------------------------
                                 1995           1996          1997          1998                1999
                              ---------     -----------    ---------     ----------     ----------------------
                               Rmb'000        Rmb'000       Rmb'000        Rmb'000       Rmb'000      US$'000
Balance Sheet Data
Cash and cash equivalent         4,332           6,887         6,461          7,955        36,237        4,377
Working capital                 13,375          45,992       101,463        127,162        55,917        6,755
Property, machinery and
 equipment, net                 37,122          39,149        41,345         38,813        51,299        6,195

Construction-in-progress            --              --            --         34,929       200,969       24,272
Total assets                   136,698         188,895       287,478        387,893       585,348       70,695
Short-term debts                 3,623          10,315        27,513         47,886       103,270       12,472
Long-term debts                  8,119           8,119        18,151         25,623        15,670        1,893
Total liabilities               94,320         111,873       162,821        212,612       290,295       35,059
Shareholders' equity            34,063          67,294       110,946        163,980       277,387       33,502

     (1) Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in a subsidiary of the Company.

     (2) Earnings per share is computed by dividing net income for 1995 and 1996 by 7,500,000, for 1997 by 7,595,000, for 1998 by 7,936,000, for 1999
     by 9,333,000. the weighted average number of shares of Common Stock outstanding during the year, on the basis that the share split and the issue of 4,500,000 shares of Common Stock for the acquisition of a 90% interest in QXIT had been consummated prior to the years presented. Diluted earnings per common share is computed by using the weighted average number of common and common equivalent shares outstanding during the period. For the year ended December 31,1999, common equivalent shares comprised shares issuable upon the exercise of stock options and warrants to the extent such shares were dilutive.

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

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS.
--------------


     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto. The amounts reflected in the following discussion are in Renminbi ("RMB"). Translation of amounts for 1999 from Renminbi into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1999 of US$1.00 = RMB8.28.


                       Analysis of Results of Operations
                       ---------------------------------

Fiscal 1999 compared to Fiscal 1998
-----------------------------------

Net Sales

     Net sales revenue increased to $46.3 million from $42.4 million for 1998. The increase was due to a more stable economy and stronger private consumption, compared to 1998.

     The following table presents the Company's sales revenues by category, and the approximate percentage of total sales revenues for fiscal 1999 and 1998:

                                             Year ended December 31
                                        1999                     1998
                                  RMB'000        %         RMB'000      %
ordinary corded telephones        190,282       49.6       184,020     52.4
ordinary cordless telephones       58,696       15.3        76,207     21.7
smart card telephones              71,739       18.7        74,100     21.1
caller ID displayed telephones     54,476       14.2        10,887      3.1
coin operated telephones            8,440        2.2         5,970      1.7
Total                             383,633        100       351,184      100
                                ===========  =========== ===========  ========

Gross Profit

Gross profit was $15.0 million, compared to $12.0 million for 1998, and gross margins improved in 1999 to 32% from 28% in 1998. The improvement in margins was partly the result of a shift in product mix from lower priced corded phones toward higher priced caller-ID and other special function phones. Caller-ID phones represented 14% of net sales for 1999 versus 3% for 1998. Sales of corded phones accounted for almost 50% of net sales for 1999, down from 52% the year earlier.

Selling, General and Administrative Expenses

     Selling expenses increased by US$545,000 or 40.37% from US$1,350,000 or 3.18% of net sales in 1998 to US$1,895,000 or 4.09% of net sales in 1999. The increase was predominantly attributable to the more positive advertising strategies for the new Digital Cordless Phones and other new model telephones.

     General and administrative expenses increased by US$848,000 or 32.6% from US$2,602,000 in 1998 to US$3,450,000 in 1999 primarily due to (i) the Company employed more professionals and high-level administrative staffs with the expansion of the sales network and the R&D;(ii) the Company appointed several professional firms to provide advisory service for corporate strategy formulation and corporate finance arrangement and the consultant fee;(iii) research and development expense increases.

Income Taxes

     The income taxes provision amounted to US$2,451,000 for 1999, representing a 157% increase from US$954,000 in 1998. Since the 50% reduction in state income tax and full reduction in local income tax in 1998 and 1997 has been expired.

Income and Earning per Share

     1999 earnings before interest and taxes increased 20% to $9.6 million from $8.0 million in 1998. Net income was $6.0 million, up 5% from $5.7 million a year earlier.

     Earnings per share for 1999 were $0.64 versus $0.72 for 1998. Per share results for 1999 reflect an increase in outstanding shares due to the Company's initial public offering of 1,600,000 shares in February, 1999.


Fiscal 1998 compared to Fiscal 1997
-----------------------------------

Net Sales

     Net sales revenue decreased by RMB32,750,000 or 9.0% from RMB383,934,000 in 1997 to RMB351,184,000 (US$42,413,530) in 1998. The decrease was primarily attributable to the following factors: (i) the economic crisis in the Southeast Asia area weakened the purchase power of the electronics consumable market; (ii) the serious floods which occurred in July and August 1998 in the Long River drainage area significantly decreased the consumers' purchase desire in that area; (iii) the competitive rivalry in the telephone market caused the Company to reduce the selling price of the ordinary corded and cordless phones in fiscal 1998 with the aim of maintaining its market share; and (iv) the special function corded telephones newly introduced in 1998 were well accepted by the market (25.9% of the sales revenue generated in fiscal 1998 was contributed by the special function corded phones). The increased sales revenue generated from this market segment offset the reduction of sales revenue of the ordinary phones.

     The following table presents the Company's sales revenues by category, and the approximate percentage of total sales revenues for fiscal 1998 and 1997:

                                                Year ended December 31
                                           1998                        1997
                                     RMB'000      %          RMB'000      %
ordinary corded telephones           184,020     52.4        242,646     63.2
ordinary cordless telephones          76,207     21.7        130,921     34.1
smart card telephones                 74,100     21.1         10,367      2.7
caller ID displayed telephones        10,887      3.1             --       --
coin operated telephones               5,970      1.7             --       --
Total                                351,184      100        383,934      100
                                   ===========  =======    ===========  =======

Gross Profit

     The Company's gross profit during the same period increased by RMB16,225,000 or 20% from RMB83,024,000 in 1997 to RMB99,249,000 (US$11,986,590)
in 1998. The Company's gross profit margin increased from 22% in 1997 to 28% in 1998. The increase is primarily attributable to the following reasons: (i) the increasing proportion of sales revenue generated by the high profit margin products caused the average gross profit margin to increase; (ii) as a result of the continuous effort of the research and development department, the production cost of new models was lower than that of the old models with similar functionality; and (iii) as the production technique improved continuously, the material wastage was reduced.

Selling, General and Administrative Expenses

     Selling expenses decreased slightly by RMB1,010,000 or 8.0% from RMB12,183,000 or 3.0% of net sales in 1997 to RMB11,173,000 (US$1,349,400) or
3.0% of net sales in 1998. The decrease was predominantly attributable to the change of promoting strategy of the new products. The Company tended to use more printing media, such as advertising pamphlets, billboards, and posters, instead of TV advertising for the promotion campaigns of the new models and new products. As a result, the advertising and promotional expenses decreased by RMB3,495,000 or 30.6% from 1997 to 1998.

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

Income and Earning per Share

     1998 earnings before interest and taxes increased 19% to $8.00 million from $6.7 million in 1997. Net income was $5.71 million, up 15% from $4.98 million a year earlier.

Earnings per share for 1998 were $0.72 versus $0.66 for 1998.

                        Liquidity and Capital Resources
                        -------------------------------

Fiscal 1999 compared to Fiscal 1998
-----------------------------------

     The Company has no direct business operations other than its ownership of its subsidiaries. Its ability to pay dividends and meet other obligations depends upon the receipts of dividends or other payments from its operating subsidiaries. There are currently no known restrictions on the Company's subsidiaries to pay dividends to the Company; however, the Company does not currently intend to pay dividends to its shareholders.

     The Company's primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks and proceeds from public offerings. For the year ended December 31, 1999, RMB110,368,000 (US$13,330,000) and RMB99,353,000 (US$12,000,000) cash flow from operating and financing activities, respectively, and RMB181,431,000 (US$21,913,000) was used by investing activities. Consequently, cash and cash equivalents decreased by RMB3,696,000 (US$446,000) during the year ended December 31, 1999.

     Net decrease in cash and bank deposit was RMB3,696,000 (US$446,000) for the year ended December 31, 1999, as compared with a net increase in cash and bank deposit of RMB105,000 for the year ended December 31, 1998. The Company's decrease in cash flow during the year ended December 31, 1999 was primarily due to a construction-in-progress(125,800 square meters Qiao Xing Industrial Zone of Huizhou.)

     Inventory increased slightly by RMB4,167,000 (US$503,260) from RMB63,120,000 as of December 31, 1998 to RMB67,287,000 (US$8,126,000) as of
December 31, 1999.

     The accounts receivable balance decreased by RMB9,790,000 (US$1,182,000) from RMB222,819,000 as of December 31, 1998 to RMB213,029,000 (US$25,728,000) as
of December 31, 1999. The decrease in accounts receivable was attributable to the more serious accounts receivable policy and the effort to shorten the days sales outstanding.

     As of December 31, 1999, the Company's consolidated working capital was RMB55,917,000 (US$6,755,000) compared to RMB127,162,000 as of December 31, 1998.
The Company's aggregate capital expenditures during fiscal 1999 were RMB190,743,000 (US$23,037,000) compared to RMB32,056,000 in fiscal 1998. This increase primarily reflects expenditures for the acquisition of property, machinery and equipment and additions of construction-in-progress of its new factory in Huizhou, China. There are two pieces of land located in Mainland China held under land use rights for terms of 44 to 50 years expiring in June 2042 and March 2050, respectively. Construction will be carried out in phases over a ten-year period from 1999 to 2008, with total construction costs (excluding land costs) estimated to be approximately Rmb125,000,000. As of December 31, 1998 and 1999, land with carrying amount of approximately Rmb27,944,000 and Rmb36,529,000, respectively, was pledged to secure certain of the Group's short-term borrowings.

     Historically, the Company has financed its operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 14.9% and 17.60% of the Company's total assets as of December 31, 1998 and December 31, 1999, respectively. Seasonal working capital needs have been met through short-term borrowing under a revolving line of credit.

As of December 31, 1999, the Group had banking facilities of approximately Rmb113,045,000 for loans and trade financing. Unused facilities as of December 31, 1999 amounted to approximately Rmb9,775,000. Bills payable is a form of bank borrowings with payment term of 90 days and are non-interest bearing unless they become trust receipts loans which bear interest at LIBOR plus 2% as of December 31, 1998 and 1999. The weighted average interest rate on bank loans was 8.18% and 7.11%, respectively, as of December 31, 1998 and 1999, and the weighted average interest rate of other loans was 9.73% and 17.68%, respectively, as of December 31, 1998 and 1999. The bills payables are secured by bank deposits approximated Rmb16,800,000 and a personal guarantee provided by Mr. Rui Lin Wu, a director of the Company. The bank loans are secured by bank deposits approximated Rmb16,567,000, land recorded under construction-in-progress of carrying amount approximated Rmb36,529,000, machinery and equipment of net book value approximated Rmb7,615,000, bank deposits of Mr. Rui Lin Wu approximated Rmb15,991,000, land, machinery and equipment owned by a related company, a personal guarantee provided by Mr. Rui Lin Wu and a corporate guarantee provided by a related company.

     In February 1999, the Company issued 1,600,000 shares of common stock, par value US$0.001 each, for cash consideration of US$5.50 per share through a public offering, and raised US$8,800,000 (equivalent to Rmb72,864,000).

     In January 2000, the Company sold 833,334 shares of common stock for $12.00 per share, aggregating $10,000,000(equivalent to Rmb 82,800,0000), to B H Capital Investments Lp and Excalibur Limited Partnership in a private placement offering.


Fiscal 1998 compared to Fiscal 1997
-----------------------------------

     The Company has no direct business operations other than its ownership of its subsidiaries. Its ability to pay dividends and meet other obligations depends upon the receipts of dividends or other payments from its operating subsidiaries. There are currently no known restrictions on the Company's subsidiaries to pay dividends to the Company; however, the Company does not currently intend to pay dividends to its shareholders.

     The Company's primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks. For the year ended December 31, 1998, RMB14,711,000 (US$1,777,000) and RMB14,349,000
(US$1,733,000) cash flow from operating and financing activities, respectively, and RMB27,576,000

(US$3,330,000) was used by investing activities. Consequently, cash and cash equivalents increased by RMB105,000 (US$12,681) during the year ended December 31, 1998.

     Net increase in cash and bank deposit was RMB105,000 (US$12,681) for the year ended December 31, 1998, as compared with a net decrease in cash and bank deposit of RMB426,000 for the year ended December 31, 1997. The Company's increase in cash flow during the year ended December 31, 1998 was primarily due to (i) the increase in net income; (ii) the decrease in the Company's inventory;
(iii) the increase in new short-term borrowings; and (iv) the net proceeds raised from issue of common stock through a private placement.

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

     Historically, the Company has financed its operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 13.0% and 14.9% of the Company's total assets as of December 31, 1997 and December 31, 1998, respectively. Seasonal working capital needs have been met through short-term borrowing under a revolving line of credit.

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

     In April and May 1998, the Company sold an aggregate of 250,000 shares of Common Stock for $3.00 per share to 13 accredited investors in a limited private placement offering, whereby it raised US$750,000 for legal and accounting fees and other related expenses associated with the Company's Initial Public Offering.

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


                                 Risk Factors
                                 ------------

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

Inflation

     The average rate of inflation in China was 21.7% in 1994. As the result of government control of macro economics, the inflation rate decreased to 14.8% in 1995, 6.1% in 1996, 2.8% in 1997, -0.8% in 1998 and 0% in 1999. As the market price of the major raw materials kept stable or even decreased in the past several years and there is no evidence to show that the price of raw materials will increase significantly in the near future, inflation does not have a material effect on the Company's production cost.

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

Government Control of Currency Conversion

     Renminbi currently is not a freely convertible currency. The State Administration for Exchange Control ("SAEC"), under the authority of the People's Bank of China (the "PBOC"), controls the conversion of Renminbi into foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System ("CFETS") market. Since substantially all of the Company's raw materials are provided by local suppliers using Renminbi and the majority of the Company's expenses are denominated in Renminbi, restrictions on currency conversions did not materially affect the Company's operations. Also, since the Company does not expect to require any raw material that are not permitted or are limited to purchase using foreign currencies, management believes that such restriction will not materially affect the Company's operations in the future. However, the Company's ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from its operating subsidiaries and its other holdings and investments, and its operating subsidiaries located in China may be subject to restrictions on the conversion of Renminbi to U.S. dollars and, as a result, may be restricted to make distributions to the Company.

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

Income Taxation

     The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. The Company and QXHL were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. At present, substantially all of the Group's income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It is exempted from state income tax and local income tax for three years starting from January 1, 1994, and then is subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. This tax holiday has expired on January 1, 1999 and QXTI only has full exemption in local income tax in 1999. If the tax holiday of QXTI had not existed, the Group's income tax expenses (net of minority interests) would have been increased by approximately Rmb7,386,000, Rmb8,792,000 and Rmb2,632,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Basic and diluted earnings per common share would have been approximately Rmb4.45, Rmb4.85 and Rmb5.04 for the years ended December 31, 1997, 1998 and 1999, respectively.

Management's Expectation of Revenue and Expenses

     Management intends to increase the production and sales volume of new model telephones and special function telephones such as digital cordless phones, CT 0 cordless phones, the smart card telephones, coin operated telephones and caller ID displayed telephones, since the average gross profit margin of these telephones are higher than that of the other telephones. At the same time, the Company expects to increase the export of Digital Cordless phones and CT-0 Cordless phones. In addition, the sales and production volume of the lower profit margin products is expected to decrease in the coming years.

     General and administrative expenses are forecasted to increase in next year, since (i) management intends to employ more professionals; and (ii) research and development expense is expected to increase continuously.

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

     All Phases mentioned above have been completed.As the Company's material Non-IT systems such as industrial process controllers and testing equipment are not date-related, the Company sees no evidence that any essential process function will be impacted by Year 2000 threats. As for IT systems such as database, communications, logistics and financial systems, internal computer specialists are upgrading the historical database and the related applications to ensure that they are compliant with Year 2000 features. The computer specialists had finished the upgrade in September 1999. Generally, Year 2000 has no significant potential impact on the Company's internal IT systems. However, Year 2000 can have a material adverse effect on businesses that are not prepared internally, such as telecommunication system and banking transactions. Amount of lost revenue due to Year 2000 issues that related to third parties is uncertain. The Company intends to handle this problem by keeping paper records and reconciliation of transactions and balance with third parties and establishing contingency plan for unexpected cases. All Year 2000 related projects have been staffed exclusively with internal resources and the aggregate costs are expected to be approximate RMB300,000 (US$36,000) and approximate RMB100,000 (US$12,000) has been used up to December 31, 1998.


ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
---------------------------------------------------------------------

     Due the stable interest rate in P.R.C, we do not think any market risk on interest rates exists, though the Company has variable rate bank borrowings.


ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.
-----------------------------------------------

     The executive officers and directors of the Company are as follows:

Name                      Age                  Position
----                      ---                  --------
Rui Lin Wu                 48              Chairman and Chief Executive Officer
Zhi Yang Wu                27              Vice Chairman and Secretary
Zhi Fang Zhang             46              Executive Director
Zhong Ai Li                29              Executive Director
Jie Shi                    32              Chief Financial Officer
Liu Rong Yang              27              Non-Executive Director
Zi Shu Huang               46              Non-Executive Director
Guo Liang Zhang            58              Non-Executive Director

     None of the directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu and Mei Lian Li, the wife of Zhi Yang Wu.

     Mr. Rui Lin Wu is the Chairman and Chief Executive Officer of the Company. He is the founder of the Company and has over 12 years of experience in the telecommunication industry. He is responsible for the Company's overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is a member of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China.

     Mr. Zhi Yang Wu is the Vice Chairman of the Company and the elder son of Mr. Rui Lin Wu. Mr. Wu also serves as the Secretary of the Company. Mr. Wu received a Diploma in Business Management from Huizhou University of the PRC. He joined the Company in 1992 and is responsible for the Company's overall strategic planning, policy making and the overseas market development.

     Mr. Zhi Fang Zhang serves as an executive director of the Company. He is the Chairman of HomeWay Information Technology Co., Ltd. HomeWay is a famous Internet company in China. Mr. Zhang received his bachelor degree of law from PeKing University and achieved the master of law from Fletcher School of Law and Diplomacy in U.S.

     Mr. Zhong Ai Li is Deputy General Manager of Qiao Xing Telecommunication Industry Co., Ltd. (``QXTI'') and has served as a director of the Company since September 1997. From August 1992 to July 1994, he served as deputy manager of QXTI's marketing department. From August 1994 to February 1997, Mr. Li served as manager of Shenzhen Baoan Chang He Electronic Co., Ltd. From February 1997 to September 1997, he served as manager of QXTI's marketing department. Mr. Li has served as Deputy General Manager of QXTI since September 1997.

     Mr. Jie Shi has served as the Chief Financial Officer and Controller of Finance of the Company since September 1997. He also serves as Deputy General Manager of QXTI since September 1997. From July 1994 to September 1997, Mr. Shi served as department head of the finance department of QXTI. From July 1993 to July 1994, he served as deputy section chief of the finance department of Guizhou Province Bijie Region Power Supply Bureau. From September 1992 to July 1993, Mr. Shi served as section chief of the finance department of Guizhou Province Bijie City Seasoning Factory.

     Ms. Liu Rong Yang serves as a non-executive director of the Company. Ms. Yang has worked for Huizhou Lian Zhuang Wire and Cable Limited as deputy managing director Since January 1998. From 1996 to 1998, she served as the deputy managing director for Huizhou Zhong Qiao Electronics Limited.

     Mr. Zi Shu Huang serves as a non-executive director of the Company. He has served as the general manager of Huizhou City Xiaojinkou Economic Development Company since

September 1997. This company specializes in the manufacturing of electronic parts and business trading.

     Mr. Guo Liang Zhang is assistant to the chairman of QXTI and served as a director of the Company from September 1997 to July 1998 and has served as a non-executive director of the Company since August 1999. From March 1992 to May 1994, Mr. Zhang served as vice general manager of Jiling Telecommunication Industry Co., Ltd. This company is principally engaged in the manufacturing and sales of telecommunications terminals and equipment. Mr. Zhang received a degree of Bachelor of Arts in Chinese from Jilin Province Huadian Normal College.

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

ITEM 11.  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
----------------------------------------------------------

     The aggregate compensation paid by the Company to all directors and executive officers of the Company as a group with respect to its fiscal year ended December 31, 1999 on an accrual basis, for services in all capacities, was RMB 2,156,940 (US$260,500). During the fiscal year ended December 31, 1999, the Company contributed an aggregate amount of RMB 69,290 (US$8,368) toward the pension plans of the directors and executive officers.

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


ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.
-------------------------------------------------------------------------

     As of June 30, 2000, the following options to purchase shares of common stock were outstanding:

  . Warrants to purchase 40,000 shares(20,000 shares at 3.25 per share and 20,000 shares at 5.5 per share)at any time until November 1, 2004;

  . Warrants to purchase 300,000 shares at 46.96 per share at any time until December 31, 2004;

  . Warrants to purchase 300,000 shares at 24.378 per share at any time until May 26, 2005;

  . Options to purchase 995,000 shares at 15.00 per share at any time until April 14, 2005 of which 995,000 are held by directors and officers of the Company as a group.


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.
---------------------------------------------------------

     The following table is provided to facilitate the investors' understanding of the relationships between the Company and each of the following related parties and their transactions with the Company. For further information regarding related party transactions, please see Note 27 to the Consolidated Financial Statements.

       Name of related parties          Existing relationship with the Company
-----------------------------------   ------------------------------------------

Mr. Zhi Jian Wu Li                     The major shareholder
Mr. Rui Lin Wu                         Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu                        Director and brother of Mr. Zhi Jian Wu
                                       Li
Mr. Zhi Zhong Wu                       Brother of Mr. Zhi Jian Wu Li
Ms. Qing Li                            Wife of Mr. Rui Lin Wu
Wu Holdings Limited                    Intermediate holding company
Ben Xing Telecommunication Component
Limited                                Common director
Jia Xing Electronics Supplies Company
Limited                                Common director
Qiao Xing Commercial Limited           Common director
Qiao Xing Electronics Holdings Company
Limited                                Common director
Qiao Xing Group Limited                Common directors
Qiao Xing International Company        Common director
Qiao Xing Investment Limited           Common director
Qiao Xing Properties Limited           Common directors
Rui Xing Electronic Development
Company Limited                        Common director



     Regarding purchases from related parties, (i) QXTI purchases plastic covers and molding from QXPL with an on going basis since October 1995. QXPL has common directors (i.e., Rui Lin Wu and Zhi Yang Wu) with QXUT. QXPL is equipped with the latest computer software and automatic machineries to provide on time and quality services to QXTI. Since QXPL is located next to the Company, it provides an additional convenience for QXTI to closely monitor the progress of their work. The purchase price is determined on the open bid basis (i.e., only when the price offered by QXPL is not higher than third-party's quotation, QXPL's product can be accepted by QXTI); (ii) QXIC purchases the Integrated Circuit (``IC'') from overseas suppliers for QXTI since 1997. QXIC has a common director (i.e., Zhi Yang Wu) with QXUT. QXIC specializes in overseas sourcing of IC and electronic components and provides a direct access channel to the world electronics market for the Company with minimal searching cost incurred. If the quality of the IC produced by local manufacturers can meet QXTI's requirement, QXTI will purchase the IC from local suppliers and stop requiring QXIC to purchase for them. The purchase price is also determined on the open bid basis;
(iii) QXCL started a pilot run on telephone research and assembling, and the caller ID displayed telephones newly developed by QXCL were well accepted by the market. However, QXCL did not have complete assembling line capability nor its own distribution network. QXCL has a common director (i.e., Zhi Yang Wu) with QXUT. Since the wholesale price of QXCL's products is very close to the manufacturing cost of the similar products of QXTI, QXTI purchased all of the semi-finished products from QXCL and successfully promoted them to the market with average gross profit margin of approximately 30%. In 1999, since QXTI was able to produce such telephones by itself, it stopped purchasing telephones from QXCL, and QXCL also terminated its pilot run of telephone assembling in the beginning of 1999; (iv) QXTI purchases printed circuit boards (``PCB'') from RXED with an on-going basis since October 1995. RXED has a common director (i.e., Rui Lin Wu) with QXUT and it provides flexibility on supplying different type of PCB when QXTI demands. The purchase price is also determined on the open bid basis; and (v) QXTI purchases the custom-made components such as electronic locks and mini speakers from BXTC with an on going basis since January 1995. BXTC has a common director (i.e., Rui Lin Wu) with QXUT. The purchase price is also determined on the open bid basis.

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

     As of December 31,1999, QXTI had provided corporate guarantee to an unrelated party who is a friend of Mr. Rui Lin Wu for bank borrowings of approximately HK$1,200,000 (equivalent to approximately RMB1,279,000 and US $155,000).

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

               (v) From the effective date of the Securities Act registration statement (February 16, 1999) through June 30, 2000, the actual amount of expenses incurred for the Company's account in connection with the issuance and distribution of the securities registered for underwriting discounts and commissions, finder's fees, expenses paid to or for underwriters, and other expenses were:

                              $792,000  - Underwriting discount (9%)
                                     0  - Finders' fees
                               264,000  - Expenses paid to underwriters (3%)
                             1,225,000  - Other expenses - legal, accounting,
                                          printing, travel, promotion,
                                          underwriter financial advisory fee,
                                          DTC report fee;
                            $2,281,000  - Total expenses

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

               (vii) From the effective date of the Securities Act registration statement (February 16, 1999) through June 30, 2000, the actual amount of net offering proceeds to the Company for which at least $100,000 has been used are as follows:


                               Direct/Indirect Payment       Direct/Indirect
Payment
                                     To Affiliates              To Others
                               -----------------------       ---------------

Construction of plant, building
and facilities                                  $    0          $  1,589,000

Purchase and installation of
machinery and equipment                         $    0           $   549,600

Purchases of real estate                        $    0           $

Acquisition of other business(es)               $    0           $          0

Repayment of indebtedness                       $    0           $          0

Working capital                                 $    0           $    950,400

Development of new products                     $    0           $  1,430,000

Expansion of distribution network               $    0           $  2,000,000
and payment of advertising and
promotion fees


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


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.
--------------------------------------------

     (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

     .    Report of Independent Certified Public Accountants
     . Consolidated statements of operations for the years ended December 31, 1997, 1998 and 1999
     .    Consolidated balance sheets at December 31, 1998 and 1999
     . Consolidated statements of changes in shareholders' equity for the years ended December 31, 1997, 1998 and 1999
     . Consolidated statements of cash flows for the years ended December 31, 1997, 1998 and 1999

     .    Notes to and forming part of the financial statements

     (b) The following exhibits are being filed as part of this Annual Report on Form 20-F:


2.1 Common Stock and Warrants Purchase Agreement dated as of December 30,1999-uncorporated by reference to the proxy statement filed June 16,2000.

2.2 Convertible Debenture and Warrants Purchase Agreement dated as of May 24, 2000-incorporated by reference to the Proxy Statement filed June 16, 2000.

                      QIAO XING UNIVERSAL TELEPHONE, INC.
                      ===================================


                       CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1998 AND 1999
           AND FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                        TOGETHER WITH AUDITORS' REPORT
           --------------------------------------------------------


Approved by the Board of Directors on April 30, 2000, and signed on behalf of the Board of Directors by:


Directors:     ______________________                      _____________________
                    RUI LIN WU                                  ZHI YANG WU

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Qiao Xing Universal Telephone,
Inc.:


We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Telephone, Inc. (a company incorporated in the British Virgin Islands; "the Company") and Subsidiaries ("the Group") as of December 31, 1998 and 1999, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the years ended December 31, 1997, 1998 and 1999.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qiao Xing Universal Telephone, Inc. and Subsidiaries as of December 31, 1998 and 1999, and the results of their operations and cash flows for the years ended December 31, 1997, 1998 and 1999, in conformity with generally accepted accounting principles in the United States of America.



                                             ARTHUR ANDERSEN & CO
                                             Certified Public Accountants
                                                     Hong Kong


Hong Kong,
April 30, 2000.

             QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
             ----------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                       AS OF DECEMBER 31, 1998 AND 1999
                       --------------------------------


                                                     Note                1998                          1999
                                                 ------------        -------------     ------------------------------------
                                                                         Rmb'000              Rmb'000             US$'000
ASSETS
------

Current assets:
 Cash and bank deposits                                                      6,566                2,870                 347
 Pledged bank deposits                                                       1,389               33,367               4,030
 Accounts receivable, net                              4                   222,819              213,029              25,728
 Prepayments and deposits                              5                     9,884                9,890               1,194
 Other receivables                                     6                     1,058                2,517                 304
 Inventories, net                                      7                    63,120               67,287               8,126
 Deferred tax asset                                   18                         -                  758                  92
 Due from related parties                             27                     9,315                  824                 100
                                                                     -------------     ----------------      --------------

   Total current assets                                                    314,151              330,542              39,921

Property, machinery and equipment, net                 8                    38,813               51,299               6,195
Construction-in-progress                               9                    34,929              200,969              24,272
Intangible asset                                      10                         -                2,538                 307
                                                                     -------------     ----------------      --------------

   Total assets                                                            387,893              585,348              70,695
                                                                     =============     ================      ==============

LIABILITIES, MINORITY INTERESTS
  AND SHAREHOLDERS' EQUITY
-------------------------------

Current liabilities:
 Short-term borrowings                                11                    47,886              103,270              12,472
 Accounts payable                                                           43,939               37,592               4,540
 Other payables                                       12                     3,752               16,437               1,985
 Accrued liabilities                                  13                    10,016               11,301               1,365
 Due to related parties                               27                     2,614                3,335                 403
 Taxation payable                                     18                    78,782              102,690              12,401
                                                                     -------------     ----------------      --------------

   Total current liabilities                                               186,989              274,625              33,166

Long-term bank loan                                                          9,800                    -                   -
Long-term payable                                     14                     7,657                7,501                 906
Shareholders' loans                                   15                     8,166                8,169                 987
                                                                     -------------     ----------------      --------------

   Total liabilities                                                       212,612              290,295              35,059
                                                                     -------------     ----------------      --------------

Minority interests                                                          11,301               17,666               2,134
                                                                     -------------     ----------------      --------------

Shareholders' equity:
 Common stock, par value Rmb0.008
  (equivalent of US$0.001); authorized -
  50,000,000 shares; outstanding and fully
  paid -  8,000,000 shares as of December
  31, 1998 and 9,600,000 shares as of
  December 31, 1999                                   16                        64                   79                  10
 Additional paid-in capital                                                 12,559               76,256               9,210
 Dedicated reserves                                   20                     6,295                8,609               1,040
 Retained earnings                                    20                   145,052              192,441              23,242
 Cumulative translation adjustments                                             10                    2                   -
                                                                     -------------     ----------------      --------------

   Total shareholders' equity                                              163,980              277,387              33,502
                                                                     -------------     ----------------      --------------

   Total liabilities, minority interests
    and shareholders' equity                                               387,893              585,348              70,695
                                                                     =============     ================      ==============

   The accompanying notes are an integral part of these financial statements.

__________________
Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1999 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

             QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
             ----------------------------------------------------

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
             ----------------------------------------------------

                                     Note             1997                 1998                            1999
                                ------------   -----------------     ----------------    ----------------------------------------
                                                     Rmb'000              Rmb'000            Rmb'000               US$'000
Net sales                            28.a                383,934              351,184              383,633                 46,332
Cost of goods sold                                      (300,910)            (251,935)            (259,658)               (31,360)
                                               -----------------     ----------------    -----------------    -------------------

  Gross profit                                            83,024               99,249              123,975                 14,972

Selling expenses                                         (12,183)             (11,173)             (15,695)                (1,895)
General and administrative                               (14,952)             (21,548)             (28,562)                (3,450)
 expenses
Interest expense                                          (3,390)              (5,101)              (5,577)                  (673)
Interest income                                               54                  287                1,981                    239
Other (expenses) income, net                                (115)                (961)                 244                     29
                                               -----------------     ----------------    -----------------    -------------------

  Income before income tax                                52,438               60,753               76,366                  9,222

Provision for income tax             18                   (6,565)              (7,900)             (20,298)                (2,451)
                                               -----------------     ----------------    -----------------    -------------------

  Income before minority                                  45,873               52,853               56,068                  6,771
   interests

Minority interests                                        (4,664)              (5,590)              (6,365)                  (769)
                                               -----------------     ----------------    -----------------    -------------------

  Net income                         20                   41,209               47,263               49,703                  6,002
                                               =================     ================    =================    ===================

Earnings per common share

  -  Basic                           21        Rmb          5.43     Rmb         5.96    Rmb          5.33    US$            0.64
                                               =================     ================    =================    ===================

  -  Diluted                         21        Rmb          5.43     Rmb         5.96    Rmb          5.32    US$            0.64
                                               =================     ================    =================    ===================

Weighted average number of
 shares outstanding

  -  Basic                           21                7,595,000            7,936,000            9,333,000              9,333,000
                                               =================     ================    =================    ===================

  -  Diluted                         21                7,595,000            7,936,000            9,344,000              9,344,000
                                               =================     ================    =================    ===================

   The accompanying notes are an integral part of these financial statements.

__________________
Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1999 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

             QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
             ----------------------------------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
             ----------------------------------------------------

                                                           1997        1998              1999
                                                      ------------------------------------------------
                                                          Rmb'000     Rmb'000     Rmb'000      US$'000
Cash flows from operating activities:
-------------------------------------
Net income                                                 41,209      47,263       49,703       6,002
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities -
 Depreciation of property, machinery and equipment          7,940       8,836        9,794       1,182
 Net loss (gain) on disposals of property, machinery
  and equipment                                               453         (65)         (92)        (11)
 Compensation cost for stock options issued to
  external consultants                                          -           -        4,628         560
 Interest expense on shareholders' loans                      765         648          575          69
 Minority interests                                         4,664       5,590        6,365         769
(Increase) Decrease in operating assets -
 Accounts receivable                                      (68,034)    (87,366)       9,790       1,183
 Prepayments and deposits                                    (860)     (2,874)       4,458         539
 Other receivables                                         (2,854)      1,896       (1,459)       (175)
 Inventories                                              (11,974)     17,885       (4,167)       (503)
 Deferred tax asset                                             -           -         (758)        (92)
Increase (Decrease) in operating liabilities -
 Accounts payable                                          (1,707)     (2,690)      (6,347)       (766)
 Other payables                                               478       2,393       12,685       1,531
 Accrued liabilities                                        2,939       1,336        1,285         155
 Taxation payable                                          22,508      21,859       23,908       2,887
                                                      -----------   ---------    ---------   ---------

                                                           (4,473)     14,711      110,368      13,330
                                                      -----------   ---------    ---------   ---------
Cash flows from investing activities:
-------------------------------------
Acquisitions of property, machinery and equipment         (12,537)     (6,784)     (23,009)     (2,779)
Acquisitions of intangible assets                               -           -       (2,538)       (307)
Additions of construction-in-progress                           -     (25,272)    (165,196)    (19,951)
Proceeds from disposals of property, machinery and
 equipment                                                  1,948         545          821          99
(Increase) Decrease in due from related parties           (13,091)      3,935        8,491       1,025
                                                      -----------   ---------    ---------   ---------

                                                          (23,680)    (27,576)    (181,431)    (21,913)
                                                      -----------   ---------    ---------   ---------
Cash flows from financing activities:
-------------------------------------
New short-term borrowings                                  24,713      35,000       59,264       7,157
New advance from related parties                            6,962       5,349        1,680         203
New long-term bank loan                                     9,800           -            -           -
New loans from shareholders                                   232           -            3           -
Repayment of short-term borrowings                         (7,515)    (14,627)      (3,880)       (469)
Repayment of long-term bank loan                                -           -       (9,800)     (1,184)
Repayment of advance from related parties                  (7,462)     (8,301)        (959)       (116)
Repayment of long-term payable                                  -           -       (1,000)       (121)
Repayment of shareholders' loans                                -        (185)           -           -
Net proceeds from issue of common stock                     1,678       5,113       54,045       6,530
Dividends paid to minority shareholders of a
 subsidiary                                                  (681)     (8,000)           -           -
                                                      -----------   ---------    ---------   ---------

                                                           27,727      14,349       99,353      12,000
                                                      -----------   ---------    ---------   ---------

Effect of translation adjustments                               -          10           (8)         (1)
                                                      -----------   ---------    ---------   ---------

Increase in pledged bank deposits                               -      (1,389)     (31,978)     (3,862)
                                                      -----------   ---------    ---------   ---------

Net (decrease) increase in cash and bank deposits            (426)        105       (3,696)       (446)

Cash and bank deposits, beginning of year                   6,887       6,461        6,566         793
                                                      -----------   ---------    ---------   ---------

Cash and bank deposits, end of year                         6,461       6,566        2,870         347
                                                      ===========   =========    =========   =========

  The accompanying notes are an integral part of these financial statements.

___________________
Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1999 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
              ----------------------------------------------------

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          ----------------------------------------------------------
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
             ----------------------------------------------------

                                                                                                                  Accumulated other
                                                                                                                    comprehensive
                                                 Common stock                                                          income -
                                           ------------------------                                                   cumulative
                                             Number of                  Additional       Dedicated    Retained       translation
                                     Note     shares       Amount     paid-in capital    reserves     earnings       adjustments
                                    ------ ------------  ----------  -----------------  -----------  ----------   -----------------
                                              '000         Rmb'000        Rmb'000         Rmb'000      Rmb'000         Rmb'000
Balance as of December 31, 1996                   7,500          60             4,359         3,396     59,479                 -
 Issue of common stock for cash                     250           2             2,070             -          -                 -
 Stock issuance costs                                 -           -              (394)            -          -                 -
 Net income                                           -           -                 -             -     41,209                 -
 Shareholders' contribution           15              -           -               765             -          -                 -
 Transfer to dedicated reserves                       -           -                 -           867       (867)                -
                                           ------------  ----------  ----------------   -----------  ---------    --------------

Balance as of December 31, 1997                   7,750          62             6,800         4,263     99,821                 -
 Issue of common stock for cash                     250           2             6,208             -          -                 -
 Stock issuance costs                                 -           -            (1,097)            -          -                 -
 Net income                                           -           -                 -             -     47,263                 -
 Shareholders' contribution           15              -           -               648
 Transfer to dedicated reserves                       -           -                 -         2,032     (2,032)                -
 Translation adjustments                              -           -                 -             -          -                10
                                           ------------  ----------  ----------------   -----------  ---------    --------------
Balance as of December 31, 1998                   8,000          64            12,559         6,295    145,052                10
 Issue of common stock for cash                   1,600          15            72,849             -          -                 -

 Stock issuance costs                                 -           -           (26,756)            -          -                 -
 Issue of stock purchase warrants
  to underwriter                                      -           -             7,937             -          -                 -

 Issue of stock options to external
  consultants                                         -           -             9,092             -          -                 -
 Net income                                           -           -                 -             -     49,703                 -
 Shareholders' contribution           15              -           -               575             -          -                 -
 Transfer to dedicated reserves                       -           -                 -         2,314     (2,314)                -

 Translation adjustments                              -           -                 -             -          -                (8)
                                           ------------  ----------  ----------------   -----------  ---------    --------------

Balance as of December 31, 1999                   9,600          79            76,256         8,609    192,441                 2
                                           ============  ==========  ================   ===========  =========    ==============

  The accompanying notes are an integral part of these financial statements.

             QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
             ----------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

1.  ORGANIZATION
----------------

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

----------------

QXTI is an equity joint venture established in the People's Republic of China ("Mainland China") on April 28, 1992 to be operated for an initial term of 15 years until April 27, 2007. Upon establishment, QXTI was 78% owned by Hong Kong Shui Hing Electrical Appliance Factory ("SHEAF"; an unincorporated entity established in Hong Kong) and 22% owned by Huizhou Qiao Lian Economic Development Company ("QLED"; a state-owned company established in Mainland China). According to the joint venture agreement and the articles of association, the board of directors of QXTI consisted of 5 members, with 3 designated by SHEAF and 2 designated by QLED. The joint venture required an unanimous vote of all joint venture partners, i.e. SHEAF and QLED, on the following four matters: (i) amendment of QXTI's articles of association; (ii) dissolution of QXTI; (iii) changes in QXTI's registered share capital; and (iv) merger of QXTI with other corporations, and there were no other matters that would have required unanimous vote. The registered capital of QXTI was HK$15,000,000 (equivalent to Rmb10,500,000), of which HK$11,700,000 (equivalent to Rmb 8,190,000) was to be contributed by SHEAF and HK$3,300,000 (equivalent to Rmb2,310,000) was to be contributed by QLED, in the form of cash and/or machinery and equipment, before March 2, 1995. Neither joint venture partner contributed its share of the capital, and QXTI was financed by loans totalling HK$15,000,000 (equivalent to Rmb10,500,000) advanced by Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the shareholders of SWIL and it was agreed that SWIL should have beneficial interest in QXTI via this loan financing. On March 2, 1995, as a consequence of the aforementioned loan financing, SWIL replaced SHEAF as registered holder in respect of the 78% interest in QXTI. The transfer of interest in QXTI from SHEAF to SWIL was accounted for as a reorganization of companies under common control, similar to a pooling of interests, since Mr. Zhi Jian Wu Li controlled both SHEAF and SWIL. On May 22, 1995, Qiao Xing International Trade Limited ("QXINT"; a privately owned company established in Mainland China), which is owned by Mr. Rui Lin Wu (40%) and Mr. Zhi Yang Wu (60%), a son of Mr. Rui Lin Wu, replaced QLED as registered holder in respect of the 22% interest in QXTI and a new joint venture agreement and articles of association were executed. According to the new joint venture agreement and articles of association, the board of directors of QXTI consists of 3 members, with 2 designated by SWIL and 1 designated by QXINT. Mr. Rui Lin Wu and Mr. Zhi Yang Wu, as the shareholders of QXINT, have agreed to vote their minority position in QXTI in a manner consistent with SWIL. Subsequent to the transfers of interests in QXTI, the loans of HK$15,000,000 (equivalent to Rmb10,500,000) were capitalized as a capital contribution.

----------------

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

On May 25, 1999, QXINT transferred all of its 10% equity interest in QXTI to Qiao Xing Group Limited ("QXGL"), a privately owned company established in Mainland China. The change in equity interest in QXTI and the supplementary joint venture agreement have been approved by the relevant Mainland Chinese authorities. Mr. Rui Lin Wu and Mr. Zhi Yang Wu, as the shareholders of QXGL, have agreed to vote their minority position in QXTI in a manner consistent with QXHL.

2.  SUBSIDIARIES
----------------

Details of the Company's subsidiaries (which together with the Company are collectively referred to as "the Group") as of December 31, 1999 were as follows:

                                                             Percentage of
                                                            equity interest
                                             Place of       attributable to
              Name                        incorporation        the Group        Principal activities
-----------------------------------       --------------    ---------------    -----------------------
Qiao Xing Holdings Limited ("QXHL")        The British                 100%    Investment holding
                                          Virgin Islands

Qiao Xing Telecommunication               Mainland China                90%    Manufacturing and sales
 Industry Company Limited ("QXTI")                                             of telecommunication
                                                                               equipment

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

b.   Subsidiaries
     ------------

     A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its issued voting share capital as long-term investment.

c.   Inventories
     -----------

     Inventories are stated at the lower of cost, on a weighted average basis, and market value. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overheads.

d.   Property, machinery and equipment
     ---------------------------------

     Property, machinery and equipment are stated at cost. Gains or losses on disposals are reflected in current operations. The Group capitalizes certain external direct costs of materials and services consumed in developing or obtaining internal-use computer software as software costs. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets after taking into account the estimated residual value. The estimated useful lives are as follows: land - 50 years, buildings - 8 to 30 years, machinery, equipment and software - 6 to 12 years, furniture and office equipment - 5 to 10 years, and motor vehicles - 8 years. All ordinary repair and maintenance costs are expensed as incurred.

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

e.   Intangible asset
     ----------------

     Intangible asset represents acquisition cost to obtain certain proprietary technical know-how provided by a third party, and is stated at cost and amortized on a straight-line basis over the estimated useful life of 6 years. The carrying amount of intangible asset is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that the carrying amount of intangible asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of intangible asset is reduced by the estimated shortfall of cash flows.

     As of December 31, 1999, amortization of intangible asset has not yet commenced since the production associated with the technical know-how has not yet started.

-----------------------------------------------

f.   Construction-in-progress
     -----------------------

     Construction-in-progress represents land costs as well as factories and office buildings under construction. It is the Company's policy to capitalize interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards No. 34.

g.   Sales
     ----

     Sales represent (i) the invoiced value of goods, net of value-added tax ("VAT"), supplied to customers, and (ii) machinery rental. Sales are recognized upon delivery of goods and passage of title to customers and machinery rental is recognized as it accrues.

     All of the Group's sales made in Mainland China by QXTI are subject to Mainland Chinese value-added tax at a rate of 17% ("output VAT"). Such output VAT is payable after offsetting VAT paid by the Group on purchases ("input VAT").

h.   Advertising costs
     -----------------

     Costs incurred for producing and communicating advertising are generally expensed when incurred.

i.   Research and development expenditures
     -------------------------------------

     Research and development expenses are charged to expenses as incurred.

j.   Income taxes
     ------------

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

k.   Operating leases
     ----------------

     Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expenses on a straight-line basis over the period of the relevant leases.

-----------------------------------------------

l.   Foreign currency translation
     ----------------------------

     The Group considers Renminbi ("Rmb") to be its functional currency as most of the Group's business activities are based in Renminbi.

     The investment holding companies in the Group maintain their accounts in United States dollars ("US$") and the translation of their financial statements into Renminbi is performed for balance sheet accounts using the closing exchange rate in effect at each of the balance sheet dates and for revenue and expense accounts using the average exchange rate during each reporting period. Gains and losses resulting from translation are included in shareholders' equity separately as cumulative translation adjustments. Gain (loss) from foreign currency transactions amounted to approximately Nil, Rmb10,000 and (Rmb8,000) for the years ended December 31, 1997, 1998 and 1999.

m.   Comprehensive income
     --------------------

     The Group has adopted Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in financial statements for the period in which they are recognized. The Group has disclosed comprehensive income, which encompasses net income and currency translation adjustments, in Note 19. Prior years' financial statements have been restated to conform to the SFAS No. 130 requirements.

n.   Earnings per common share
     -------------------------

     Earnings per common share is computed in accordance with Statement of Financial Accounting Standards No. 128 by dividing the net income by the weighted average number of shares of common stock outstanding during the period, on the basis that the Share Split and the Share Exchange by the issue of 4,500,000 shares of common stock for the acquisition of 90% interest in QXTI (see Note 1) had been consummated prior to the periods presented. Diluted earnings per common share is computed by using the weighted average number of common and common equivalent shares outstanding during the period. For the year ended December 31, 1999, common equivalent shares comprised shares issuable upon the exercise of stock options and warrants to the extent such shares were dilutive.

o.   Stock-based compensation
     ------------------------

     The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"). Pro forma disclosures were made assuming hypothetical fair value method application as prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123").

     The Company accounts for stock options and warrants issued to external consultants in accordance with the expense recognition provisions of SFAS No.123. The Company values stock options and warrants issued based on Black-Scholes option-pricing model and recognizes this value as an expense over the period in which the options vest.

----------------------------------------------

p.   Fair value of financial instruments
     -----------------------------------

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     Cash and bank deposits and short-term borrowings

     The carrying amounts approximate fair values because of the short maturity of those instruments.

     Long-term payable

     The fair value of the Group's long-term payable is estimated based on the quoted market prices for the same or similar issues.

q.   Use of estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4.    ACCOUNTS RECEIVABLE
-------------------------

Accounts receivable comprised:

                                                     1998                         1999
                                               ----------------     -------------------------------
                                                    Rmb'000              Rmb'000          US$'000
Trade receivables
 -  Sales                                             229,034             221,794          26,787
 -  Machinery rental                                      115               1,398             168
                                                  -----------       -------------        --------

                                                      229,149             223,192          26,955

Less: Allowance for doubtful accounts                  (6,330)            (10,163)         (1,227)
                                                  -----------       -------------        --------

Accounts receivable, net                              222,819             213,029          25,728
                                                  ===========       =============        ========

5.    PREPAYMENTS AND DEPOSITS
------------------------------

Prepayments and deposits comprised:


                                                1998                     1999
                                           ----------------  ------------------------------
                                                Rmb'000           Rmb'000       US$'000
Prepaid advertising expenses                        445               511            61
Prepayments for research and development
 projects                                           473               721            87
Deposits for purchase of raw materials              493             2,752           332
Deposits for purchase of fixed assets               398               658            80
Utilities deposits                                   76               188            23
Deferred stock issuance costs                     7,869                 -             -
Deferred compensation costs*                          -             4,464           539
Others                                              130               596            72
                                           ------------      ------------    ----------

                                                  9,884             9,890         1,194
                                           ============      ============    ==========

* Deferred compensation costs represented the unamortized portion of the fair value of stock options granted to external consultants (see Note 17.b).

6.    OTHER RECEIVABLES
-----------------------

Other receivables comprised:

                                                1998                     1999
                                           ----------------  ------------------------------
                                                Rmb'000           Rmb'000       US$'000
Advances to sales agents                            608               413            50
Other advances                                      450             1,518           183
Interest receivable                                   -               561            68
Others                                                -                25             3
                                           ------------      ------------       -------

                                                  1,058             2,517           304
                                           ============      ============       =======

7.    INVENTORIES
-----------------

Inventories comprised:

                                                1998                     1999
                                           ----------------  ------------------------------
                                                Rmb'000           Rmb'000       US$'000
Raw materials                                    16,573            21,573           2,605
Work-in-process                                  11,199            14,973           1,808
Finished goods                                   39,322            37,873           4,574
                                           ------------      ------------       ---------

                                                 67,094            74,419           8,987

Less: Allowance for obsolete and
 slow-moving inventories                         (3,974)           (7,132)           (861)
                                           ------------      ------------       ---------

Inventories, net                                 63,120            67,287           8,126
                                           ============      ============       =========


8.  PROPERTY, MACHINERY AND EQUIPMENT
-------------------------------------

Property, machinery and equipment comprised:

                                                1998                     1999
                                           ----------------  ------------------------------
                                                Rmb'000           Rmb'000       US$'000
Land                                              5,364             5,364             648
Buildings                                         2,775             6,896             833
Machinery, equipment and software                45,357            57,688           6,967
Furniture and office equipment                    9,775            12,950           1,564
Motor vehicle                                     4,020             6,337             765
                                           ------------      ------------       ---------

                                                 67,291            89,235          10,777

Less: Accumulated depreciation                  (28,478)          (37,936)         (4,582)
                                           ------------      ------------       ---------

Property, machinery and equipment, net           38,813            51,299           6,195
                                           ============      ============       =========

Land and buildings of the Group are located in Mainland China, where private ownership of land is not allowed. Rather, entities acquire the right to use land for a designated term. As of December 31, 1999, the Group was still in the process of applying the land use right.

Certain of the machinery and equipment with net book value of approximately Rmb8,481,000 and Rmb7,615,000 as of December 31, 1998 and 1999, respectively, were pledged to secure certain of the Group's short-term borrowings (see Note
11).

9.   CONSTRUCTION-IN-PROGRESS
-----------------------------

Construction-in-progress comprised:

                          1 9 9 8                      1 9 9 9
                       --------------    ------------------------------------
                          Rmb'000             Rmb'000             US$'000

Land                           34,163             127,595              15,410
Construction costs                  -              71,764               8,667
Interest capitalized              766               1,610                 195
                       --------------    ----------------    ----------------

                               34,929             200,969              24,272
                       ==============    ================    ================

Construction-in-progress comprised cost of land and construction costs of factories and office buildings. There are two pieces of land located in Mainland China held under land use rights for terms of 44 to 50 years expiring in June 2042 and March 2050, respectively. Construction will be carried out in phases over a ten-year period from 1999 to 2008, with total construction costs (excluding land costs) estimated to be approximately Rmb125,000,000. As of December 31, 1998 and 1999, land with carrying amount of approximately Rmb27,944,000 and Rmb36,529,000, respectively, was pledged to secure certain of the Group's short-term borrowings (see Note 11).



10.  INTANGIBLE ASSET
---------------------

Intangible asset represents acquisition cost to obtain certain proprietary technical know-how provided by a third party. As of December 31, 1999, amortization of intangible asset has not yet commenced since the production associated with the technical know-how has not yet started.



11.  SHORT-TERM BORROWINGS
--------------------------

Short-term borrowings comprised:

                         1 9 9 8                       1 9 9 9
                     ----------------    ------------------------------------
                          Rmb'000             Rmb'000             US$'000

Bills payable                     856              31,460               3,800
Bank loans                     42,700              70,560               8,522
Other loans                     4,330               1,250                 150
                     ----------------    ----------------    ----------------

                               47,886             103,270              12,472
                     ================    ================    ================

All of the short-term borrowings were denominated in Renminbi. Bills payable is a form of bank borrowings with payment term of 90 days and are non-interest bearing unless they become trust receipts loans which bear interest at LIBOR plus 2% as of December 31, 1998 and 1999. The weighted average interest rate on bank loans was 8.18% and 7.11%, respectively, as of December 31, 1998 and 1999, and the weighted average interest rate of other loans was 9.73% and 17.68%, respectively, as of December 31, 1998 and 1999.

--------------------------

The bills payables are secured by bank deposits approximated Rmb16,800,000 and a personal guarantee provided by Mr. Rui Lin Wu, a director of the Company. The bank loans are secured by bank deposits approximated Rmb16,567,000, land recorded under construction-in-progress of carrying amount approximated Rmb36,529,000 (see Note 9), machinery and equipment of net book value approximated Rmb7,615,000 (see Note 8), bank deposits of Mr. Rui Lin Wu approximated Rmb15,991,000, land, machinery and equipment owned by a related company, a personal guarantee provided by Mr. Rui Lin Wu and a corporate guarantee provided by a related company (see Note 26).



12.  OTHER PAYABLES
---------------------

Other payables comprised:

                                           1 9 9 8              1 9 9 9
                                       --------------  -------------------------
                                          Rmb'000        Rmb'000        US$'000

Long-term payable - current portion             1,000        1,000         121
Payable for purchase of land recorded
 under construction-in-progress                     -        8,900       1,074
Payable for land registration fee for
 land recorded under construction-in
 -progress                                      1,000            -           -
Payable for purchase of fixed assets              109          114          14
Payable for operating lease rental              1,618        1,200         145
Payable for software costs                          -        3,254         393
Refundable deposits                                 -          700          85
Others                                             25        1,269         153
                                       --------------  -----------  ----------

                                                3,752       16,437       1,985
                                       ==============  ===========  ==========

13.  ACCRUED LIABILITIES
------------------------

Accrued liabilities comprised:

                                       1 9 9 8              1 9 9 9
                                    -------------  --------------------------
                                      Rmb'000        Rmb'000      US$'000
Accrual for operating expenses
 -  Salaries                                2,832          2,750          332
 -  Staff education and training            1,512          1,512          183
 -  Advertising expenses                    1,439            582           70
 -  Others                                     83          1,228          149
Provision for salary fund*                  1,667          2,122          256
Provision for staff welfare fund*           2,483          3,107          375
                                    -------------  ------------- ------------

                                           10,016         11,301        1,365
                                    =============  ============= ============

* Salary fund is provided at 14% of total salary expenses of QXTI and staff welfare fund is provided at 1% of the statutory after-tax profit of QXTI. The salary fund is for the payment of non-recurring bonus, while the staff welfare fund is for employees' welfare.



14.  LONG-TERM PAYABLE
----------------------

Long-term payable represents the balance of land costs for the construction of factories and office buildings, and is repayable by nineteen annual installments of Rmb1,000,000 each, except for the last installment payable due in December 2017 amounting to approximately Rmb1,388,000. The repayment installments can be summarized as follows:

                                         1 9 9 8            1 9 9 9
                                       ----------   -----------------------
                                         Rmb'000       Rmb'000     US$'000

Payable during the following period:
 -  1999                                    1,000             -           -
 -  2000                                    1,000         1,000         121
 -  2001                                    1,000         1,000         121
 -  2002                                    1,000         1,000         121
 -  2003                                    1,000         1,000         121
 -  Years subsequent to 2003               14,388        14,388       1,737
                                       ----------   -----------   ---------

Total minimum lease payments               19,388        18,388       2,221

Less: interest imputed at market rate     (10,731)       (9,887)     (1,194)
                                       ----------   -----------   ---------

Present value of minimum lease payments     8,657         8,501       1,027

Current portion                            (1,000)       (1,000)       (121)
                                       ----------   -----------   ---------

Long-term payable                           7,657         7,501         906
                                       ==========   ===========   =========

15.  SHAREHOLDERS' LOANS
------------------------

These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company's shareholders, which are non-interest bearing. The shareholders have agreed not to demand the Group for repayment before January 1, 2001. For financial reporting, interest expense of approximately Rmb765,000, Rmb648,000 and Rmb575,000 for the years ended December 31, 1997, 1998 and 1999, respectively, were imputed according to cost of borrowings in Mainland China, and were recorded as interest expense and shareholders' contribution.



16.  COMMON STOCK
-----------------

As of January 1, 1997 (the earliest date covered by this report), the Company had 3,000 shares of common stock, par value US$1.00 each, outstanding. On July 28, 1997, the Company consummated a 1,000 for 1 share split ("the Share Split") and as a result the then outstanding 3,000 shares of common stock, par value US$1.00 each, became 3,000,000 shares of common stock, par value US$0.001 each. Also on July 28, 1997, the Company issued 4,500,000 shares of common stock (after the Share Split), par value US$0.001 each, for the acquisition of 90% interest in QXTI (see Note 1). The effect of the Share Split and the issue of 4,500,000 shares of common stock for the acquisition of QXTI have been reflected retrospectively in all per share computations.

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

17.  STOCK OPTIONS
------------------

In connection with the public offering of the Company's shares in February 1999, the Company has granted common stock purchase warrants ("the Underwriter Warrants") to the underwriter to purchase up to 160,000 shares of the Company at an exercise price of $7.98 per share, exercisable during a five-year period commencing on February 19, 1999.

On October 31, 1999, the Company issued 40,000 common stock purchase options to certain external consultants, at exercisable prices ranging from US$3.25 to US$5.50 per share, exercisable during a five-year period commencing on October 31, 1999.

The 1999 Stock Compensation Plan of the Company ("the Plan") allows for the issuance of either incentive stock options to employees, or non-qualified options to employees, directors and external consultants. A total of 2,000,000 common shares have been authorized and reserved for issuance under the Plan. As of December 31, 1999, 680,000 incentive stock options and 325,000 non-qualified options were issued to certain employees and external consultants, respectively, at an exercise price of US$6.32 per share, exercisable during a five-year period commencing on November 2, 1999.

Changes in outstanding stock options and warrants during the year ended December 31, 1999 were as follows:

                                                  1 9 9 9
                                   --------------------------------------
                                      No. of stock           Weighted
                                        options /             average
                                        warrants          exercise price
                                   -----------------    -----------------
                                                                US$

Outstanding, beginning of year                     -                    -
Granted at market price                    1,865,000                 6.48
                                   -----------------

Outstanding, end of year                   1,865,000                 6.48
                                   =================

Exercisable, end of year                   1,865,000                 6.48
                                   =================

------------------

a.   Stock options to employees
     --------------------------

     The Company has elected to follow APB No. 25 to account for the 680,000 incentive stock options granted to employees, under which the Company recognized no compensation expense as no options were granted at price below the market price on the grant date. Had compensation expense for the incentive stock options been recognized based on fair value on the grant date in accordance with SFAS No. 123, the Company's pro forma net income and earnings per common share during the year would have been as follows:

                                                 1 9 9 9
                                    ----------------------------
                                          Rmb'000       US$'000

     Pro forma net income                  32,842         3,966
     Pro forma earnings per share
      -  Basic                        Rmb    3.52     US$  0.42
      -  Diluted                      Rmb    3.51     US$  0.42
                                    ==============  ============


b.   Stock options to external consultants
     -------------------------------------

     The Company has adopted SFAS No. 123 to account for the total of 525,000 common stock purchase options and warrants granted to the underwriter and external consultants. For the year ended December 31, 1999, the fair value of Underwriter Warrants and stock options granted to external consultants amounted to approximately Rmb7,937,000 (equivalent to US$959,000) and Rmb9,092,000 (equivalent to US$1,099,000), respectively, as computed using the Black-Scholes option-pricing model on the grant date, and has been recognized as stock issuance costs and operating expense.

--------------------

The weighted average fair value of the common stock purchase options and warrants on the grant dates were as follows:

                                                                     1 9 9 9
                                                                   ------------
                                                                       US$

The Underwriter Warrants                                                   5.99
Stock options granted under the Plan                                       2.99
Stock options granted to external consultants on October 31, 1999          3.12
                                                                   ============

The fair values were computed based on the following weighted average assumptions:

                                            1 9 9 9
                                       -----------------

Risk-free interest rate                             5.81%
Expected dividend yield                             0.00%
Expected option life                              5 years
Expected stock price volatility                   291.27%
                                       =================



18.  INCOME TAXES
-----------------

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate. The Company and QXHL were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. At present, substantially all of the Group's income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It is exempted from state income tax and local income tax for three years starting from January 1, 1994, and then is subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. This tax holiday has expired on January 1, 1999 and QXTI only has full exemption in local income tax in 1999. If the tax holiday of QXTI had not existed, the Group's income tax expenses (net of minority interests) would have been increased by approximately Rmb7,386,000, Rmb8,792,000 and Rmb2,632,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Basic and diluted earnings per common share would have been approximately Rmb4.45, Rmb4.85 and Rmb5.04 for the years ended December 31, 1997, 1998 and 1999, respectively.

-------------------

Provision for income tax comprised:

                                  1 9 9 7              1 9 9 8                          1 9 9 9
                             -----------------    -----------------    ---------------------------------------
                                   Rmb'000              Rmb'000              Rmb'000               US$'000
Mainland Chinese
 income tax
 - current                               6,565                7,900               21,056                 2,543
 - deferred                                  -                    -                 (758)                  (92)
                             -----------------    -----------------    -----------------     -----------------

                                         6,565                7,900               20,298                 2,451
                             =================    =================    =================     =================

The reconciliation of Mainland China statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations is as follows:

                                                   1 9 9 7               1 9 9 8                1 9 9 9
                                             -----------------      -----------------      -----------------

Mainland Chinese statutory income tax                    27.00%                 27.00%                 27.00%
 rate
Effect of tax holiday                                   (15.42%)               (16.02%)                (3.00%)
Non-deductible activities                                 0.42%                  1.81%                  2.58%
Others                                                    0.52%                  0.21%                     -
                                             -----------------      -----------------      -----------------

Effective income tax rate                                12.52%                 13.00%                 26.58%
                                             =================      =================      =================

Taxation payable comprised:


                                                  1 9 9 8                         1 9 9 9
                                             -----------------    --------------------------------------
                                                   Rmb'000              Rmb'000              US$'000

Mainland Chinese value-added tax                        64,317               67,168                8,112
Mainland Chinese income tax                             14,465               35,522                4,289
                                             -----------------    -----------------    -----------------

                                                        78,782              102,690               12,401
                                             =================    =================    =================

19.    COMPREHENSIVE INCOME
---------------------------

Comprehensive income and its components, net of tax, comprised:


                                  1 9 9 7              1 9 9 8                         1 9 9 9
                             -----------------    -----------------    ---------------------------------------
                                   Rmb'000              Rmb'000              Rmb'000               US$'000

Net income                              41,209               47,263               49,703                 6,002

Other comprehensive
 income - translation
 adjustments                                 -                   10                   (8)                   (1)
                             -----------------    -----------------    -----------------     -----------------

Comprehensive income                    41,209               47,273               49,695                 6,001
                             =================    =================    =================     =================



20.  DISTRIBUTION OF INCOME
---------------------------

Substantially all of the Group's income is contributed by QXTI, an equity joint venture enterprise established in Mainland China. Income of QXTI as determined under generally accepted accounting principles in Mainland China ("Mainland Chinese GAAP") is distributable to its joint venture partners after transfer to dedicated reserves and staff welfare fund as required under Mainland Chinese Company Law and QXTI's articles of association, at rates determined by QXTI's board of directors.

Dedicated reserves include statutory surplus reserve and discretionary surplus reserve. Pursuant to the Notice [1995] 31 issued by Ministry of Finance on August 24, 1995 ("the Notice") and QXTI's articles of association, provision of these reserves are recommended by QXTI's board of directors. During the year ended December 31, 1997, QXTI appropriated 1% of its statutory after-tax profit to each of the statutory surplus reserve and the discretionary surplus reserve. For the years ended December 31, 1998 and 1999, QXTI appropriated 2% of its statutory after-tax profit to each of the statutory surplus reserve and the discretionary surplus reserve. The statutory surplus reserve can only be utilized to offset prior years' losses or for capitalization as paid-in capital, whereas the discretionary surplus reserve can be utilized for QXTI's future development or capitalization as paid-in capital.

Pursuant to the Notice and QXTI's articles of association, QXTI appropriated 1% of its statutory after-tax profit for the years ended December 31, 1997, 1998 and 1999 to the staff welfare fund which shall be utilized for collective staff benefits such as building of staff quarters or housing. No distribution shall be made other than on liquidation of QXTI. In the financial statements prepared under generally accepted accounting principles in the United States of America ("US GAAP"), amounts appropriated to staff welfare fund were charged against income and the related provisions are reflected as accrued liabilities in the consolidated balance sheets.

Unappropriated profit is to be carried forward as retained earnings for future distribution. The amount of profit available for distribution to the shareholders will be determined based on the lower of the unappropriated profit as reported under Mainland Chinese GAAP and under US GAAP.

---------------------------

Analysis of the appropriations of profit in the financial statements prepared under Mainland Chinese GAAP and under US GAAP is as follows:

                                                       1 9 9 8                                             1 9 9 9
                                  -----------------------------------------------     --------------------------------------------
                                     Mainland Chinese                                    Mainland Chinese
                                           GAAP                     US GAAP                    GAAP                     US GAAP
                                  ---------------------     ---------------------     ---------------------     ------------------
                                          Rmb'000                   Rmb'000                   Rmb'000                   Rmb'000
Income after tax but before
 minority interests                              54,153                    52,853                    52,381                  56,068

Minority interests                               (5,737)                   (5,590)                   (5,971)                 (6,365)
                                  ---------------------     ---------------------     ---------------------     -------------------

Income after minority
 interests                                       48,416                    47,263                    46,410                  49,703

Transfer to statutory surplus
 reserve                                         (1,016)                   (1,016)                   (1,157)                 (1,157)

Transfer to discretionary
 surplus reserve                                 (1,016)                   (1,016)                   (1,157)                 (1,157)

Transfer to staff welfare
 fund, under Mainland Chinese
 GAAP (Note 13)                                    (549)                        -                      (643)                      -
                                  ---------------------     ---------------------     ---------------------     -------------------

Unappropriated profit for the
 year                                            45,835                    45,231                    43,453                  47,389

Retained earnings, beginning
 of year                                        136,255                    99,821                   148,564                 145,052

Recognition of prior years'
 provisions                                     (33,526)                        -                         -                       -
                                  ---------------------     ---------------------     ---------------------     -------------------

Retained earnings,
end of year                                     148,564                   145,052                   192,017                 192,441
                                  =====================     =====================     =====================     ===================

---------------------------

The reconciliation of the Group's consolidated retained earnings (representing unappropriated profit) as of December 31, 1998 and 1999 as reported under Mainland Chinese GAAP and under US GAAP is as follows:

                                                        1998                     1999
                                                       -------          -----------------------
                                                       Rmb'000          Rmb'000         US$'000
Retained earnings, under Mainland Chinese GAAP         148,564          192,017          23,190

Amounts not recorded in the statutory
 accounts prepared under Mainland Chinese
 GAAP:
 -  Provision for obsolete and slow-moving
    inventories                                         (3,974)               -               -
 -  Deferred tax asset                                       -              758              92

Share by minority interests of the
 reconciling items                                         397              (76)             (9)

Others                                                      65             (258)            (31)
                                                       -------          -------         -------

Retained earnings, under US GAAP                       145,052          192,441          23,242
                                                       =======          =======         =======

21.  EARNINGS PER COMMON SHARE
------------------------------

The following represents a reconciliation from basic earnings per common share to diluted earnings per common share:

                                     1997             1998                      1999
                                  -----------      -----------      ---------------------------
                                     '000             '000             '000             '000
Net income                        Rmb  41,209      Rmb  47,263      Rmb  49,703      US$  6,002
                                  -----------      -----------      -----------      ----------

Weighted average common
 shares - basic                         7,595            7,936            9,333            9,333
Effect of dilutive stock
 options and warrants                       -                -               11               11
                                  -----------      -----------      -----------      -----------

Weighted average common
 shares - diluted                       7,595            7,936            9,344            9,344
                                  -----------      -----------      -----------      -----------

Earnings per common share

 -  Basic                         Rmb    5.43      Rmb    5.96      Rmb    5.33      US$    0.64
                                  ===========      ===========      ===========      ===========

 -  Diluted                       Rmb    5.43      Rmb    5.96      Rmb    5.32      US$    0.64
                                  ===========      ===========      ===========      ===========

22.  RETIREMENT PLAN
--------------------

The Group's employees in Mainland China are all employed by QXTI. As stipulated by Mainland Chinese regulations, QXTI maintains a defined contribution retirement plan for all of its employees who are permanent residents of the Guangdong Province, Mainland China. All retired employees of QXTI are entitled to an annual pension equal to their basic annual salary upon retirement. QXTI contributed to a state sponsored retirement plan approximately 15% of the basic salary of its employees up to June 30, 1998 and approximately 24% of the basic salary of its employees thereafter, and has no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees. QXTI's contributions for the years ended December 31, 1997, 1998 and 1999 were approximately Rmb11,000, Rmb49,000 and Rmb69,000, respectively.

23.  COMMITMENTS
----------------

a.   Capital commitments
     -------------------

     As of December 31, 1999, the Group has outstanding capital commitments amounting to approximately Rmb808,000 for purchases of machinery and equipment.

b.   Operating lease commitments
     ---------------------------

     The Group has various operating lease agreements for factory premises, which extend through December 2001. Rental expenses for the years ended December 31, 1997, 1998 and 1999 were approximately Rmb2,966,000, Rmb3,139,000 and Rmb3,233,000, respectively. Future minimum rental payments as of December 31, 1999, under agreements classified as operating leases with non-cancelable terms in excess of one year, are as follows:

                                                        Rmb'000     US$'000
                                                        -------     -------
     Payable during the following period
       - Within one year                                    190          23
       - Over one year but not exceeding two years        5,315         642
                                                        -------     -------

                                                          5,505         665
                                                        =======     =======

24.  CONTINGENT LIABILITIES
---------------------------

As of December 31, 1999, QXTI had provided a corporate guarantee to an unrelated company for bank borrowings of approximately HK$1,200,000 (equivalent to approximately Rmb1,279,000). No guarantee fee was received by QXTI on such a guarantee and the unrelated company did not receive preferential treatment on cost of borrowing of such loan.

25.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
-----------------------------------------------------

a.   Non-cash transaction
     --------------------

     For the years ended December 31, 1997, 1998 and 1999, imputed interest on shareholders' loans of approximately Rmb765,000, Rmb648,000 and Rmb575,000, respectively, were recorded as shareholders' contribution and credited to the additional paid-in capital.

     For the year ended December 31, 1999, the fair value of Underwriter Warrants amounted to approximately Rmb7,937,000 has been recognized as stock issuance costs, and the fair value of stock options granted to external consultants amounted to approximately Rmb4,628,000 and Rmb4,464,000, respectively, has been recognized as operating expense and deferred compensation cost.

b.   Interest (paid) received
     ------------------------

                                              1997        1998              1999
                                           ---------   ---------    --------------------
                                            Rmb'000     Rmb'000     Rmb'000     US$'000
Interest paid, including amount
 capitalized as construction-in-progress     (2,625)     (5,219)     (5,846)       (706)
Interest received                                54         287       1,981         239
                                            =======     =======     =======     =======

26.  BANKING FACILITIES
-----------------------

As of December 31, 1999, the Group had banking facilities of approximately Rmb113,045,000 for loans and trade financing. Unused facilities as of December 31, 1999 amounted to approximately Rmb9,775,000. These banking facilities were secured by:

a.   the Group's bank deposits of approximately Rmb33,367,000;

b. the Group's land with carrying amount of approximately Rmb36,529,000 and the Group's machinery and equipment with net book value of approximately Rmb7,615,000;

c. bank deposits of Mr. Rui Lin Wu, a director of the Company, amounted to approximately Rmb15,991,000;

d.   land, machinery and equipment of a related company;

e.   a personal guarantee provided by Mr. Rui Lin Wu; and

f.   a corporate guarantee provided by a related company.

27.  RELATED PARTY TRANSACTIONS
-------------------------------

Name and relationship of related parties:

            Name of related parties                             Existing relationship with the Company
-----------------------------------------------               ------------------------------------------
Mr. Zhi Jian Wu Li                                            The major shareholder
Mr. Rui Lin Wu                                                Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu                                               Director and brother of Mr. Zhi Jian Wu Li
Ms. Mei Lian Li                                               Director and wife of Mr. Zhi Yang Wu
Mr. Zhi Zhong Wu                                              Brother of Mr. Zhi Jian Wu Li
Ms. Qing Li                                                   Wife of Mr. Rui Lin Wu
Wu Holdings Limited                                           Intermediate holding company
Ben Xing Telecommunication Component Limited                  Common director
Jia Xing Electronics Supplies Company Limited                 Common director
Qiao Xing Commercial Limited                                  Common director
Qiao Xing Electronics Holdings Company Limited                Common director
Qiao Xing Group Limited                                       Common directors
Qiao Xing International Company                               Common director
Qiao Xing Investment Limited                                  Common director
Qiao Xing Properties Limited                                  Common directors
Rui Xing Electronic Development Company Limited               Common director

Summary of related party transactions is as follows:

                                                         1997      1998             1999
                                                       -------    -------    ------------------
                                                       Rmb'000    Rmb'000    Rmb'000    US$'000
Recovery of general and administrative expenses
 from
 -  Ben Xing Telecommunication Component Limited            12          -          -          -
 -  Jia Xing Electronic Supplier Company Limited             -          -         79          9
 -  Qiao Xing Properties Limited                         1,787      1,317      1,734        210
 -  Rui Xing Electronic Development Company Limited        100        178        208         25

Interest paid to
 -  Rui Xing Electronics Development Company Limited       803      1,002        201         24
 -  Ms. Mei Lian Li                                          -         43         51          6

Purchases from
 -  Ben Xing Telecommunication Component Limited         5,232      4,761          -          -
 -  Jia Xing Electronic Suppliers Company Limited            -          -     31,301      3,782
 -  Qiao Xing Commercial Company                             -      7,162          -          -
 -  Qiao Xing International Company                     12,481        987         12          1
 -  Qiao Xing Properties Limited                        26,419     24,145     25,666      3,101
 -  Rui Xing Electronic Development Company Limited     12,325      6,352      6,693        809
                                                       =======    =======    =======    =======

-------------------------------

Summary of related party balances is as follows:

                                         1998             1999
                                       -------     -------------------
                                       Rmb'000     Rmb'000     US$'000

Due from
 -  Mr. Rui Lin Wu                           9           -           -
 -  Mr. Zhi Yang Wu                        877           -           -
 -  Mr. Zhi Jian Wu Li                       2           -           -
 -  Ms. Mei Lian Li                        391           -           -
 -  Qiao Xing Group Limited              6,648         437          54
 -  Qiao Xing Investment Limited         1,195         194          24
 -  Wu Holdings Limited                    193         193          22
                                       -------     -------      ------

                                         9,315         824         100
                                       =======     =======      ======

Due to
 -  Mr. Zhi Zhong Wu                       950       1,006         122
 -  Ms. Qing Li                            705         705          85
 -  Mr. Rui Lin Wu                           -         637          77
 -  Mr. Zhi Jian Wu Li                       -          55           7
 -  Mr. Zhi Yang Wu                          -          91          11
 -  Qiao Xing Electronics Holdings
      Company Limited                        -         841         101

 -  Rui Xing Electronic Development
      Company Limited                      959           -           -
                                       -------     -------      ------

                                         2,614       3,335         403
                                       =======     =======      ======

Except for the balance with Rui Xing Electronic Development Company Limited, all other balances with the shareholder, directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

The outstanding balance due to Rui Xing Electronic Development Company Limited during the year was unsecured, bore interest at approximately 26% (1998 - 26%) per annum and without pre-determined repayment terms.

The rental agreements in Mainland China were entered into by Mr. Rui Lin Wu, a director, and Qiao Xing Group Limited on behalf of Qiao Xing Telecommunication Industry Company Limited, whereas a rental agreement in Hong Kong was entered into by Qiao Xing Electronics Holdings Company Limited on behalf of Qiao Xing Universal Telephone Company Limited.

The Group's banking facilities were secured by, among others, pledges over certain land, machinery and equipment owned by a related company, a corporate guarantee provided by a related company, bank deposits and a personal guarantee provided by Mr. Rui Lin Wu, a director.

28.  SEGMENT ANALYSIS
---------------------

a.   Net sales
     ---------

     Sales comprised:

                                                 1997         1998                 1999
                                               -------       -------       ---------------------
                                               Rmb'000       Rmb'000       Rmb'000       US$'000
     Sales of telecommunication products       382,511       349,764       382,273        46,168
     Machinery rental                            1,423         1,420         1,360           164
                                               -------       -------       -------       -------

                                               383,934       351,184       383,633        46,332
                                               =======       =======       =======       =======

     All of the Group's sales were made to customers in Mainland China.

b.   Operating profit *
     ------------------

                                                 1997         1998                 1999
                                               -------       -------       ---------------------
                                               Rmb'000       Rmb'000       Rmb'000       US$'000
     Sales of telecommunication products        54,466        65,108        78,358         9,463
     Machinery rental                            1,423         1,420         1,360           164
                                               -------       -------       -------       -------

                                                55,889        66,528        79,718         9,627
                                               =======       =======       =======       =======

     * Operating profit represents gross profit less selling, general and administrative expenses.

c.   Assets
     ------

     Substantially all of the Group's assets are located in Mainland China.

---------------------

d.   Major customers
     ---------------

     Details of individual customers accounting for more than 5% of the Group's sales are as follows:

                                         1997      1998       1999
                                         ----      ----       ----

     Zuo Hui Jin                          17%       16%        13%

     Hang Guo You                          3%        4%         7%

     Tian Liang Wu                         9%        8%         6%

     Si Lu Wu                              7%        9%         5%

     Chaozhou Yong Jie Electric
      Appliance Trading Company            9%        4%         4%

     Fujian Jinjiang An Hai Hong Fa
      Department Store Company             9%        4%         2%
                                         ====      ====       ====

e.   Major suppliers
     ---------------

     Details of individual suppliers accounting for more than 5% of the Group's purchases are as follows:

                                         1997      1998       1999
                                         ----      ----       ----

     Jia Xing Electronic Supplies
      Company Limited                     11%       10%        12%

     Qiao Xing Properties Limited          9%        8%         9%
                                         ====      ====       ====

29.  OPERATING RISKS
--------------------

a.   Country risk
     ------------

     As substantially all of the Group's operations are conducted in Mainland China, the Group is subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

     In addition, substantially all of the Company's revenue is denominated in Renminbi ("Rmb") which must be converted into other currencies before remittance outside Mainland China. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require approvals of the Mainland Chinese government.

--------------------

b.   Dependence on strategic relationship
     -----------------------------------

     The Group conducts its manufacturing and trading operations through its joint venture established between the Group and a Mainland Chinese party. Any deterioration of this strategic relationship may have an adverse effect on the operations of the Group.

c.   Concentration of credit risk
     ----------------------------

     Concentration of accounts receivable as of December 31, 1998 and 1999 is as follows:

                                                     1998            1999
                                                  ----------      ----------

     Five largest accounts receivable                 37%             29%
                                                  ==========      ==========

     The Group performs ongoing credit evaluations of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections.


30.  OTHER SUPPLEMENTARY INFORMATION
------------------------------------

The following items were included in the consolidated statements of operations:

                                                        1997                  1998                         1999
                                                   -------------          -------------        -----------------------------
                                                      Rmb'000                Rmb'000              Rmb'000          US$'000
Depreciation of property, machinery and
 equipment                                                 7,940                  8,836               9,794            1,182

Allowance for doubtful accounts                            1,068                  4,584               3,833              463

Allowance for obsolete and slow-moving
 inventories                                                 772                  1,067               3,158              381

Interest expense for
 -  bank loans                                             1,355                  2,987               4,585              554
 -  loan from a related party                                803                  1,045                 252               30
 -  other loans                                              467                    421                 165               20
 -  long-term payable                                          -                    766                 844              102
 -  shareholders' loans (imputed interest)                   765                    648                 575               69
                                                   -------------          -------------        ------------    -------------

                                                           3,390                  5,867               6,421              775
 Less: amount capitalized as
       construction-in-progress                                -                   (766)               (844)            (102)
                                                   -------------          -------------        ------------    -------------

Total amount of interest recognized as
     expense                                               3,390                  5,101               5,577              673

Advertising expenses                                      11,405                  7,910              13,260            1,602

Research and development expenditures                        657                    902                 562               68

Repairs and maintenance expenses                             320                    184               1,503              181

Interest income from bank deposits                           (54)                  (287)             (1,981)            (239)
                                                   =============          =============        ============    =============

31.  SUBSEQUENT EVENTS
----------------------

In January 2000, the Company entered into a placing arrangement with certain private institutional investors ("the Investors"), under which 833,334 shares of common stock has been issued and fully paid-up at a purchase price of US$12.00 each, with issue proceeds totaling US$10,000,000 (equivalent to approximately Rmb82,800,000).

In connection with this placing arrangement, 360,000 and 300,000 stock purchase warrants were granted to the Investors and external consultants, respectively, at an exercise price of US$46.96 per share, exercisable during a five-year period commencing from February 2000.

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QIAO XING UNIVERSAL TELEPHONE, INC.
                                                    (Registrant)


Date:   July 14, 2000                        By: /s/ Rui Lin Wu
      -----------------                          --------------

                                                     Rui Lin Wu
                                                     Chairman