Form 20-F/A
period 1999-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2000-10-06
CIK 1051846

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 20-F/A

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

     Not Applicable.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.
-------   --------------------------------------------------------------



     As of June 30, 2000, the following options to purchase shares of common stock were outstanding:

 .    warrants to purchase 40,000 shares (20,000 shares at $3.25 per share and
     20,000 shares at $5.50 per share) at any time until November 1, 2004

 .    warrants to purchase 660,000 shares at $20.7625 per share at any time until
     December 31, 2004

 .    warrants to purchase 660,000 shares at $24.378 per share at any time until
     May 26, 2005

 .    stock options to purchase 995,000 shares at $15.00 per share at any time until April 14, 2005, all of which are held by directors and officers of the Company as a group

                                  SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        QIAO XING UNIVERSAL TELEPHONE, INC.
                                                    (Registrant)


Date: October 6, 2000                        By: /s/ Rui Lin Wu
      -----------------                          --------------

                                                     Rui Lin Wu
                                                     Chairman