Form 20-F
period 2000-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2001-07-13
CIK 1051846

                      U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM               TO
                                        -------------    ---------------

                         Commission file number 0-29946

                       QIAO XING UNIVERSAL TELEPHONE, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                       QIAO XING UNIVERSAL TELEPHONE, INC.
             ------------------------------------------------------
                 (Translation of Registrant's name into English)

                             BRITISH VIRGIN ISLANDS
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                               QIAO XING BUILDING
                            QIAO XING INDUSTRIAL ZONE
                                  XIAO JIN KOU
                               HUIZHOU, GUANGDONG,
                           PEOPLE'S REPUBLIC OF CHINA
                 -----------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


             Title of each                      Name of each exchange
                 class                           on which registered
            ---------------                    ---------------------

                 None                                    N/A


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  $.001 Par Value Common Stock ("Common Stock")
                  ---------------------------------------------
                                (Title of Class)

Securities for which there is a reporting pursuant to Section 15(d) of the Act.

                                      None
                                ----------------
                                (Title of Class)


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2000:

                        12,138,199 Shares of Common Stock

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes    X     No
              -----       -----

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17           Item 18    X
         -----             -----

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

         Not Applicable.

                           FORWARD-LOOKING STATEMENTS


         The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report on Form 20-F and other materials filed or to be filed by us with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us) contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on our behalf. These risks and uncertainties include, but are not limited to, those relating to dependence upon key personnel, control by principal shareholder, competition, material factors relating to the operations of the business, PRC considerations, dependence on factories in China, and general economic conditions.

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.


ITEM 3. KEY INFORMATION

A.       SELECTED FINANCIAL DATA.

         We prepare the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The following summary consolidated statements of operations data for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 were derived from our audited financial statements included elsewhere in this Annual Report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 were derived from our audited financial statements not included elsewhere in this Annual Report and have been prepared in accordance with US GAAP and have been derived from audited financial statements. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

                                                                Years ended December 31
                                  1996            1997           1998           1999                 2000
                               -----------    -----------    -----------    -----------    --------------------------
                                 Rmb'000        Rmb'000        Rmb'000         Rmb'000        Rmb'000        US$'000

Net sales                          351,898        383,934        351,184        383,633        392,529         47,407

Cost of goods sold                (279,130)      (300,910)      (251,935)      (259,658)      (271,606)       (32,803)
                               -----------    -----------    -----------    -----------    -----------    -----------

   Gross profit                     72,768         83,024         99,249        123,975        120,923         14,604
Selling expenses                   (23,377)       (12,183)       (11,173)       (15,695)       (15,325)        (1,851)
General and administrative
   expenses                         (9,488)       (14,952)       (21,548)       (28,562)       (40,605)        (4,904)
                               -----------    -----------    -----------    -----------    -----------    -----------
Income from operation               39,903         55,889         66,528         79,718         64,993          7,849

Interest expense                    (1,700)        (3,390)        (5,101)        (5,577)       (23,550)        (2,844)
Interest income                         12             54            287          1,981          2,061            249
Exchange gain(loss), net                --             --             10             (8)         2,363            285

Other (expenses) income, net           180           (115)          (971)           252           (197)           (23)
                               -----------    -----------    -----------    -----------    -----------    -----------
   Income before income tax         38,395         52,438         60,753         76,366         45,670          5,516

Provision for income tax                           (6,565)        (7,900)       (20,298)       (16,599)        (2,005)
                                              -----------    -----------    -----------    -----------    -----------

   Income before minority           38,395         45,873         52,853         56,068         29,071          3,511
     interests


Minority interests(1)               (3,931)        (4,664)        (5,590)        (6,365)        (5,600)          (676)
                               -----------    -----------    -----------    -----------    -----------    -----------

   Net income                       34,464         41,209         47,263         49,703         23,471          2,835
                               ===========    ===========    ===========    ===========    ===========    ===========


Earnings per common share(2)

   - Basic                        Rmb 4.60       Rmb 5.43       Rmb 5.96       Rmb 5.33       Rmb 2.03       US$ 0.24
                               ===========    ===========    ===========    ===========    ===========    ===========

                                  US$ 0.56       US$ 0.66       US$ 0.72       US$ 0.64
                               ===========    ===========    ===========    ===========

   - Diluted                      Rmb 4.60       Rmb 5.43       Rmb 5.96       Rmb 5.32       Rmb 1.98       US$ 0.24
                               ===========    ===========    ===========    ===========    ===========    ===========
                                  US$ 0.56       US$ 0.66       US$ 0.72       US$ 0.64
                               ===========    ===========    ===========    ===========

Weighted average number of
 shares outstanding

   - Basic                       7,500,000      7,595,000      7,936,000      9,333,000     11,572,000     11,572,000
                               ===========    ===========    ===========    ===========    ===========    ===========

   - Diluted                     7,500,000      7,595,000      7,936,000      9,344,000     11,878,000     11,878,000
                               ===========    ===========    ===========    ===========    ===========    ===========

                                                                       AS OF DECEMBER 31,
                              ------------------------------------------------------------------------------------------
                                 1996            1997            1998            1999                   2000
                              ----------      ----------      ----------      ----------      --------------------------
                                RMB'000         RMB'000         RMB'000         RMB'000         RMB'000        US$'000
BALANCE SHEET DATA
Cash and bank deposits             6,887           6,461           6,566           2,870          33,490           4,045
Working capital                   45,992         101,463         128,551          89,284         212,689          16,576
Property, machinery and
equipment, net                    39,149          41,345          38,813          53,837         218,692          26,412
Construction in progress              --              --          34,929         200,969          17,869           2,158
Investment in land                    --              --              --              --         198,242          23,942
Debt issuance cost, net               --              --              --              --           8,234             994
Total assets                     188,895         287,478         387,893         585,348         947,597         114,443
Short-term-debts                  10,315          27,513          47,886         103,270         170,443          20,585
Long-term-debts                    8,119          18,151          25,623          15,670          52,199           6,303
Total liabilities                111,873         162,821         212,612         290,295         419,503          50,644
Shareholders' equity              67,294         110,946         163,980         277,387         504,828          60,969



         (1) Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in a subsidiary of our company.

         (2) Earnings per share is computed by dividing net income for 1996 by 7,500,000, for 1997 by 7,595,000, for 1998 by 7,936,000,
                  for 1999 by 9,333,000 and for 2000 by 11,572,000. The weighted average number of shares of common stock outstanding during the year, on the basis that the share split and the issue of 4,500,000 shares of common stock for the acquisition of a 90% interest in QXIT in July 1997 had been consummated prior to the years presented. Diluted earnings per common share is computed by using the weighted average number of common share outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

EXCHANGE RATE INFORMATION

         We have prepared our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles consistently applied and publish such statements in Renminbi, the functional currency of our subsidiaries and the legal tender currency of China. All references to "Renminbi" or "RMB" are to Renminbi. All references to "U.S. Dollars," "dollars," "US$" or "$" are to United States dollars. Conversion of amounts from Renminbi into United States dollars for the convenience of the reader has been made at the unified exchange rate quoted by the People's Bank of China ("PBOC") on December 31, 2000 of US$1.00 = RMB8.28.

         The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

                                                           NOON BUYING RATE(1)
                                                           -------------------


                            CALENDAR YEAR                       AVERAGE (2)
                            -------------                       -----------
                                                               (RMB PER US$)
                                    1996                         8.3387
                                    1997                         8.3193
                                    1998                         8.2789
                                    1999                         8.2783
                                    2000                         8.2745


----------


(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2) Determined by averaging the rates on the last business day of each month during the relevant period.

                            CALENDAR MONTH                     HIGH                    LOW
                            --------------                     ----                    ---
                        January 2001                          8.2786                  8.2762
                        February 2001                         8.2781                  8.2763
                        March 2001                            8.2784                  8.2768
                        April 2001                            8.2778                  8.2767
                        May 2001                              8.2785                  8.2767
                        June 2001                             8.2779                  8.2767



B.       CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.


D.       RISK FACTORS.

THE ECONOMY OF CHINA DIFFERS FROM THE ECONOMIES OF MOST COUNTRIES.


         Although the majority of productive assets in China are still owned by the government, economic reform policies since 1978 have emphasized decentralization and the utilization of market mechanisms in the development of the Chinese economy. We have significantly benefited from such reforms, as the Ministry of Post and Telecommunications since 1994 has opened the telecommunications equipment market of China to all kinds of manufacturers. Our management believes that the basic principles underlying the reforms will continue to provide an acceptable framework of the PRC's political and economic systems. In addition, we currently see no evidence that this refinement and readjustment process may adversely affect, directly or indirectly, the Company's operation in the future.

OUR CURRENCY IS NOT FREELY CONVERTIBLE.

         The State Administration for Exchange Control ("SAEC"), under the authority of the People's Bank of China (the "PBOC"), controls the conversion of Renminbi into foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System ("CFETS") market. Since substantially all of our raw materials are provided by local suppliers using Renminbi and the majority of our expenses are denominated in Renminbi, restrictions on currency conversions did not materially affect our operations. Also, since we do not expect to require any raw material that are not permitted or are limited to purchase using foreign currencies, our management believes that such restriction will not materially affect our operations in the future. However, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments, and our operating subsidiaries located in China may be subject to restrictions on the conversion of Renminbi to U.S. dollars and, as a result, may be restricted to make distributions to us.

WE DEPEND ON CHINESE FACTORIES.

         We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiaries' factories in China. We currently maintain fire, casualty and theft insurance aggregating approximately $9.6 million covering various of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in China. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. However, we have not materially suffered from such damage or loss to date.

OUR SUBSIDIARIES ARE NOW SUBJECT TO PRC INCOME TAXES WITHOUT ANY PRC STATE OR LOCAL EXEMPTION.

         Our Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. Our Company and Qiao Xing Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. Our Company also registered in Hong Kong as a branch office and subject to Hong Kong income taxes at a rate of 16%. At present, substantially all of the Group's income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It is exempted from state income tax and local income tax for three years starting from January 1, 1994, and then is subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday of state income tax has expired on January 1, 1999 and thereafter QXTI only has full exemption in local income tax for the years ended December 31, 1999 and 2000. If the tax holiday of QXTI had not existed, the Group's income tax expenses (net of minority interests) would have been increased by approximately Rmb8,792,000, Rmb2,632,000 and Rmb2,351,000 for the year ended December 31, 1998, 1999 and 2000. Basic earnings per common share would have been approximately Rmb4.85, Rmb5.04 and Rmb1.24 for the years ended December 31, 1998, 1999 and 2000 and diluted earnings per common share would have been approximately Rmb4.85, Rmb5.04 and Rmb1.21 for the years ended December 31, 1998, 1999 and 2000.

OUR MANAGEMENT'S EXPECTATION OF FUTURE REVENUE AND EXPENSES MAY NOT BE ACHIEVED.

         Our management intends to increase the production and sales volume of new model telephones and special function telephones such as digital cordless phones, cordless phones, smart card telephones, coin operated telephones and caller ID displayed telephones, since the average gross profit margin of these telephones is higher than that of the other telephones we manufacture. At the same time, we expect to increase the export of digital cordless phones and CT-0 cordless phones. In addition, the sales and production volume of the lower profit margin products is expected to decrease in the coming years. General and administrative expenses are forecasted to increase in next year, since (i) we intend to employ more professionals; and (ii) research and development expense is expected to increase continuously.

WE DEPEND UPON CERTAIN KEY PERSONNEL TO MANAGE OUR COMPANY.

         Our ability to successfully carry out our business plans continues to be largely dependent upon the efforts of our senior management and executive officers, particularly our chairman, Rui Lin Wu. We have not entered into any employment agreement with Mr. Wu and the loss of his services would have a material adverse effect on our ability to achieve our business objectives. We have obtained key-person life insurance in the amount of US$2,000,000 on his life, with the proceeds payable to us.

WE ARE CONTROLLED BY ONE OF OUR SHAREHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER SHAREHOLDERS.

         Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 61.2% of our outstanding shares as of June 29, 2001. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

OUR HOLDING COMPANY STRUCTURE CREATES RESTRICTIONS ON THE PAYMENT OF DIVIDENDS.

         We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may adversely affect the amount received by U.S. shareholders upon conversion of the dividend payment into U.S. dollars.

IT MAY BE DIFFICULT TO SERVE US WITH LEGAL PROCESS OR ENFORCE JUDGMENTS AGAINST US OR OUR MANAGEMENT.

         We are a British Virgin Islands holding company, and all or a substantial portion of our assets are located in China. In addition, all of our directors and officers are non-residents of the

United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon them. Moreover, there is doubt as to whether the courts of the British Virgin Islands or China would enforce:

         o judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

         o in original actions brought in the British Virgin Islands or China, liabilities against us or non-residents based upon the securities laws of the United States or any state.

INFORMATION ABOUT US MAY BE UNAVAILABLE DUE TO EXEMPTIONS UNDER THE EXCHANGE ACT FOR A FOREIGN PRIVATE ISSUER.

         We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies, including:

         o the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

         o the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

         o the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction.

Because of these exemptions, investors are not provided the same information which is generally available about public companies organized in the United States.


ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         Qiao Xing Universal Telephone, Inc. ("Qiao Xing" or "we") is principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. Our annual production capacity of telephone sets has increased from 300,000 to an estimated 5 million within the last eight years. Our actual sales in 2000 were 4.82 million sets.

         Our history dates back to April 1992 when Mr. Rui Lin Wu, our founder and chief executive officer, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People's Republic of China ("PRC" or "China"). We initially were engaged in the original design manufacturing of corded telephones, whereby products are designed and manufactured to the customer's requirements and instructions and are marketed under the customer's designated brand name or without designated brand name. When we commenced our operations in August 1992, we consisted of only 100 employees and two production lines producing telephones.

         In October 1992, we began to develop our own brand name products and by the end of 1992, five different models of telephones had been successfully developed. With only one year's experience of operation, we had manufactured 300,000 telephones with net sales of RMB6 million. In 1993, we further enhanced our production capacity by expanding the factory area from 400 square meters to 3,800 square meters and by increasing the number of employees from 100 to 400. In 1993, we had manufactured 1,000,000 telephones with net sales of RMB50.1 million and generated a profit exceeding RMB4.4 million. We continued to expand our production capacity as our business grew. In 1994, we enlarged our factory area to 15,000 square meters with 20 production lines and 1,000 employees. Since then, we have successfully introduced our Model HA8188 series of 20 different styles of telephones which we developed. In 1994, we produced 1,300,000 telephones with net sales of RMB122.5 million, and generated a net profit of RMB20.0 million.

         In August 1995, we were awarded the ISO9001 certificate, which reflects our reputation as a high quality telephone manufacturer. In addition, by the end of 1995, we increased both our production to include over 30 different types of telephones and the number of production lines to 28, generating an annual output of 3,000,000 telephones with net sales of RMB277.7 million. Our net profit exceeded RMB34.1 million for the fiscal year ended December 31, 1995.

         In view of an increased market demand, in 1996, we successfully introduced a line of cordless telephone sets (one-channel and ten-channel products) to the market. By the end of 1996, five cordless products had been introduced, and 150,000 sets were sold. For the fiscal year ended December 31, 1996, 3,241,000 telephone sets, including cordless phones, were produced, with net sales of RMB351.9 million. Our net profit was RMB34.5 million. In October 1997, we successfully introduced the special function corded telephone sets. For the fiscal year ended December 31,1997, we produced 2,946,000 telephone sets with sales of RMB383.9 million. Our net profit was RMB41.2 million.

         In the first quarter of 1998, we developed and introduced caller ID display telephones and coined telephones. During the fiscal year ended December 31,1998, we produced 2,824,000 telephone sets with net sales of US$42.4 million (RMB351.2 million). Our net profit was US$5.7 million (RMB47.3 million).

         In 1999, our alteration of our sales mix towards the caller ID telephone which carried a higher profit margin successfully maintained our growth in gross profit and net income. The caller ID telephones represented 12% of net sales in 1999 as compared to 3% of net sales in 1998. For the fiscal year ended December 31, 1999, we generated an annual output of 4,159,032 telephones with net sales of US$46.3 million. Our net income for the fiscal year ended December 31, 1999 was US$6.0 million.

         Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. We own the entire issued share capital in Qiao Xing Holdings Limited ("QXHL"), an international business company incorporated in the British Virgin Islands on July 23, 1997. QXHL owns 90% of the issued share capital in Qiao Xing Telecommunication Industry Co. Limited ("QXTI"), a PRC joint venture. Substantially all of our income is contributed by QXTI. The remaining 10% of QXTI is owned by Qiao Xing International Trading Ltd. ("QXIT"), a PRC company owned by Rui Lin Wu (40%) and his elder son Zhi Yang Wu (60%). Messrs. Wu and Wu are two of our executive officers and directors. On May 25, 1999, QXIT transferred all of its 10% equity interest in QXTI to Qiao Xing Group Limited ("QXGL"), a privately owned company established in Mainland China. The change in equity interest in QXTI and the supplementary joint venture agreement have been approved by the relevant Mainland Chinese authorities. Mr. Rui Lin Wu and Mr. Zhi Yang Wu, as the shareholders of QXGL, have agreed to vote their minority position in QXTI in a manner consistent with QXHL.

         Our principal place of business and our executive office is the Qiao Xing Building, Qiao Xing Industrial Zone, Xiao Jin Kou, Huizhou, Guangdong, People's Republic of China, telephone: (011) 86-752-2820-268. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

B.       BUSINESS OVERVIEW.

         Since 1990, the telecommunications industry has grown rapidly in China, a country with a population of 1.2 billion whose economy is undergoing tremendous growth, with an accompanying rise in the population's standard of living. This rise in affluence has proven beneficial for us since the Chinese are more willing to purchase phones and to upgrade from the corded to the cordless variety. Land-line telephone subscribers numbered 70.3 million in 1997,
8.3 times the number of subscribers in 1991. The national telephone penetration rate for land-line phones grew from 6.33% in 1996 to 8.07% in 1997, and this growth increased to 215 million or 20.1% of the population in 2000.

         In March 1998, the government formed the new Ministry of Information Industry to focus on supporting local technology and locally made products in China's telecommunications industry. In December 1999, the Ministry awarded a multi-million dollar interest-free loan and export credit facility to us due to our strong worldwide export potential, aggressive marketing capabilities and excellent management team.

BUSINESS OPERATIONS AND PRODUCT RANGE

         We are principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily corded and cordless telephone sets under the trademark of "Qiao Xing". According to the National Statistic Bureau of the China Technology Progress Information Centre, we were the largest telephone manufacturer by sales volume in the PRC in 1999. In 2000, with an sale increase of 0.67 million, we ranked as the second largest telephone manufacturer.

         We have produced corded telephones since our formation in 1992. In 1996, we successfully developed the manufacture of one-channel and ten-channel cordless telephones. However, since one-channel cordless phones can be easily interfered and create a lot of noises, we stopped producing it in June 1997 and now concentrate on ten-channel cordless phone manufacturing.

         In October 1997, we introduced the smart card telephones, which is the first of many special function corded telephones that we expect to develop and introduce to the market. In the first quarter of 1998, we developed and introduced caller ID display telephones and coin operated telephones. We developed the digital cordless phone in 1999.

         Presently, we are producing and selling 165 corded models and 25 cordless models, and have an extensive nationwide sales network that comprises 1,350 retail outlets in China.


TELEPHONE SALES BY UNITS

                                          YEAR ENDED DECEMBER 31
                      1996           1997           1998           1999           2000
                      SETS           SETS           SETS           SETS           SETS
corded             3,092,687      2,602,003      2,339,999      3,154,412      3,063,825
cordless             148,695        326,993        240,168        210,578        236,740
smart card                --         16,995        152,574        240,633        189,646
caller ID                 --             --         72,691        538,560      1,332,633
coin operated             --             --         18,943         14,849          2,034
Total              3,241,382      2,945,991      2,824,375      4,159,032      4,824,878

AVERAGE WHOLESALES PRICES PER SET

                                                              YEAR ENDED DECEMBER 31
                                       1996              1997              1998              1999            2000
                                       RMB               RMB               RMB               RMB              RMB
corded                                 90.94             97.21             82.09            62.55             38.17
cordless                              475.13            417.51            332.03           273.20            209.48
smart card                               ---            633.12            507.53           292.68            109.19
caller ID                                ---               ---            154.98            99.28             62.98
coin operated                            ---               ---            328.44           263.02            220.08



TELEPHONE SALES BY RMB


                                                                  YEAR ENDED DECEMBER 31
                                            1996            1997             1998            1999            2000
                                          RMB'000         RMB'000          RMB'000         RMB'000         RMB'000
corded                                    281,249         242,646          184,020         190,282          161,647
cordless                                   70,649         130,921           76,207          58,696           66,470
smart card                                    ---          10,367           74,100          71,739           47,866
caller ID                                     ---              --           10,887          54,476          116,134
coin operated                                 ---              --            5,970           8,440              412
Total                                     351,898         383,934          351,184         383,633          392,529


         Cordless telephones and the special function corded telephones require more sophisticated and more hi-tech manufacturing techniques and we charge a higher wholesale price and make a greater margin for special function corded telephones than for the ordinary one. The wholesale prices for our cordless telephones range from US$30-60 (RMB250-500). For corded telephones, two categories have been classified, with the simpler version selling for US$6-15 (RMB50-125), and the models with more sophisticated features selling for US$15-18 (RMB125-150) per telephone. The wholesale prices for the special corded telephones range from US$16-80 (RMB130-660) per telephone.

         Cordless telephones on average have a gross profit margin of 20 percent, corded telephones have an approximately 28% gross profit margin, and special function corded telephones have a gross profit margin of 23 to 57 percent.

         The top three popular products that we are selling are all corded telephones:

                     HA8188(5) P/T          437,679 sets sold in 2000
                     HCD8188(1)             344,223 sets sold in 2000
                     HCD8188(2)             312,534 sets sold in 2000

         In addition to our core products, we have also produced a small quantity of digital recording telephones and telephone exchanges.

PRODUCTION FACILITIES

         Our current maximum production capacity of telephones is approximately 5,000,000 units per year. We produced 4,824,878 units in 2000, consisting of 3,063,825 units of corded telephones, 236,740 units of cordless telephones and 1,524,313 units of special function corded telephones.

MANUFACTURING PROCESS

         Our manufacturing process is subject to stringent quality control. This process begins with our incoming quality control process, whereby all externally supplied parts are inspected in accordance with our standards. Our finished products are delivered to a holding area where the quality assurance workers randomly select samples of product from each shipment which are checked in accordance with an accepted quality level previously drawn up and agreed with the particular customer to ensure that the samples comply with the required specifications. The finished products are then ready for delivery.

         The following principal steps are involved in the manufacturing process after the initial inspection process:

                  o Plastic Injection Molding - Plastic resins are loaded into an injection machine, where they are melted and injected into a ready-made mold. When the plastic piece cools down, it becomes a solid piece of inelastic plastic part.

                  o Painting and Silk Screen Printing - Some individual pieces or components need hand-spraying, using a variety of techniques including free-hand spraying, mask or template spraying, free hand brush painting and silk screen printing.

                  o Assembly - When all components have been molded and painted, they are transferred to an assembly line. Each assembly line is operated by a team of workers, each having a specific task in the assembly of a product.

         The following steps are usually involved in producing electronic components after the incoming quality control process. We use two methods of assembly, namely automatic wave soldering and surface mount technique.

                  o Automatic Wave Soldering - Components are soldered on to the printed circuit boards by using automatic wave soldering machines which pre-heat, flux and solder the circuit boards, before cutting off excess lengths of the legs of components. Finally, the circuit boards are dipped into a solder bath to ensure that reliable joints are formed in a single automated process. The automatic wave-soldering machine is subject to hourly checks to ensure that all soldering machines are at the correct temperature in order to achieve consistency.

                  o Surface Mount Technique - Miniaturized components are placed onto the surface of a circuit board by a pick and place device. The components are attached to the circuit board using epoxy resin and the circuit board is then passed through an oven which bakes the resin to hold the components in place. The circuit board is subsequently placed onto a wave soldering machine where solder flows around the components to ensure that they achieve a correct electrical connection.

         Thereafter, electronic circuit boards are transferred to sub-assembly lines where supplementary components such as switches, which cannot be processed through the automatic wave soldering machines or the surface mount placement machines, are assembled onto the circuit boards. All the circuit boards are then subject to computerized in-circuit testing to ensure that the "circuit" is continuous and does not contain damaged components or poorly soldered joints. The circuit boards are then subject to a full function testing by inserting them into specially designed test fixtures which simulate the performance of the circuit boards as if they were already installed into their final plastic cabinet.

         The electronic circuit boards are assembled into their cabinets, which are then once again subject to a full-function testing through a wider variety of performance-related and specification-related tests. The products are then packed together with operation manuals and other related accessories into shipping cartons ready for export to our customers.

         Each of the different product categories is subject to different product design requirements and testing procedures, under their respective industry standards. The similarities in certain stages of the production procedure of these different products allow us a degree of flexibility in organizing our production capacity to cope with any changes in product mix effectively.

         Our management believes that our growth in revenue in recent years demonstrates our ability to operate profitably with different product mixes, such as corded telephones, cordless telephones and telephone recorders. We also believe that our product mix allows us to buffer against any unexpected downturn in general demand for any single product category better than many of our competitors who are engaged solely in the production of a single product category.

QUALITY ASSURANCE SYSTEM

         We place significant emphasis on preventive measures in the quality control process and employ quality control procedures at every critical manufacturing stage, with the aim of identifying, analyzing and solving problems at the earliest possible stage of the production process. We are equipped with the necessary testing facilities to handle the quality control tests and provide in-house training for our quality control staff.

         Quality control tests on the production process include:

         o sampling test method is used to inspect all incoming materials on a sample basis;

         o at each stage of production process, quality control inspectors monitor the production flow and check the quality of the products; and

         o finished products are checked by quality control staff on a sample basis.

         We obtained the ISO 9001 Quality System Certificate in respect of our quality assurance system in August 1995, reflecting our reputation as a quality telecommunication equipment manufacturer.

         We have not received any material claims for defective products from customers for the three years ended December 31, 2000.

SALES AND MARKETING

         Substantially all of our products are sold in the PRC market and accounted for approximately 99.5% and 98.1% of our total revenues for the years ended December 31, 1999 and 2000, respectively. The remaining balance of products is exported to Canada, Korea and Taiwan.

         We currently have 40 independent regional distributors and after-sales service centers, including six wholesale agencies, serving our major customers in different provinces in the PRC. There is at least one representative assigned to each regional distributor to make frequent visits in order to understand the business operation and assist management. These regional distributors distribute our telecommunication products to a network of over 1,350 retail outlets, including 310 consignments in big department stores. The purchase orders for telephones from these retail outlets are collected by the 40 regional distributors, who would then place consolidated purchase orders with us on their own accounts. The regional distributors are each responsible for the credit risk and settlement of their own customers. We give a settlement period of 30 days to 210 days to the distributors. For the year ended December 31, 2000, our top five customers accounted for approximately 26.8% of our total sales. No single customer accounted for over 7.5% of our total sale for the year ended December 31, 2000.

         The second way that our products are marketed is through direct mailing. By following the telephone directory, the regional distributors will send out product catalogues to selected households. If customers are interested, they can contact the distributor and place an order.

         Our sales and marketing strategy focuses on satisfying customers with high quality product, consistent timely delivery, competitive product pricing and efficient after-sales service. Our staff communicates regularly with the regional distributors and their customers to obtain market information and to ascertain their needs. We also conduct regular reviews to analyze customers' potential demands and to plan for new products.

         Our management believes that the provision of efficient after-sale service is an important factor in influencing consumers' choices. We offer a one-year warranty on our telephones. During the warranty period, all repair and maintenance services are provided free of charge. After the warranty period, customers assume the cost of repair and the components used. After-sale services for our products are provided by the 40 regional distributors.

         We advertise through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets. In addition, the "Qiao Xing" brand name is also promoted through sponsorship of sports events. For instance, in 1996, we had sponsored the China Diving Team and the 1996 Olympic Champion Diver--Miss FU Ming Xia--in return for Miss Fu's agreement to appear in our product brochures.

         We spent approximately US$0.47 million in 2000 for advertising and promotion. We expect to spend US$ 1.2 million in 2001.

MATERIALS AND COMPONENTS

         More than 3,000 different parts and components are required for the manufacture of our current models of corded and cordless telephone sets. The primary components are integrated circuits, printed circuit boards, liquid crystal displays, resistors, transistors and diodes. Except for some special integrated circuit items and central processing units, which are sourced from Hong Kong, we obtain our major components and raw materials from the leading suppliers in the Pearl River Delta in the PRC. In order to secure the supply of raw materials, we will select at least two suppliers for each component. We believe that there is no seasonality factor which might affect the supply of raw materials. For the year ended December 31, 2000, our top five suppliers accounted for approximately 28% of our total purchases of materials and components. No single supplier accounted for over 13% of our total purchases of materials and components for the year ended December 31, 2000.

         We have formal distributorship agreements with the suppliers of the parts and components. However, these contracts only confirm the selected components and the price that we have agreed to pay; there is no firm agreement on the quantity to be purchased. We believe that we have established a very stable and friendly relationship with our suppliers, since more than 70 percent of these suppliers have remained as our major suppliers since 1993. Payment for materials and components are made in RMB with a credit term ranging from 30 days to 270 days.

RESEARCH AND DEVELOPMENT

         Our research and development ("R&D") and engineering functions are performed in the PRC. As of December 31, 2000, we employed 38 staff in our R&D and engineering divisions, who work closely with our sales and marketing executives to gauge the market demand in developing new products and new models of existing products. The R&D division is currently monitoring 25 particular models of corded telephone, eight particular models of cordless telephone, and three models of code division multiple access (CDMA) cellular telephones.

         In 2000, we spent US$60,000 on the R&D division. We anticipate increasing the research and development funding and the budget to purchase new technologies up to US$3.0 million in 2001. The significant increase is due to the proposed CDMA phones developing plan.

COMPETITION

         The market for telecommunication equipment generally and corded and cordless telephones, as well as facsimile machines, in particular in the PRC is intensely competitive. We believe that the principal competitive factors are:

         o        brand name recognition;

         o        distribution capability;

         o        after-sale service;

         o        short lead time in product development;

         o        product quality; and

         o        capability of mass production.

Only those telecommunication products that have been granted the permits issued by the Ministry of Posts and Telecommunications are allowed to be connected to the telephone network in the PRC.

         We consider that our products are not competing directly with imported products with similar features, which are sold in the higher price range. We currently compete directly with domestic manufacturers in the PRC, namely TCL and BUBUGAO in Guangdong, which are currently the first and third seller of telephones in the PRC, according to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau. According to our market research, in 2000, TCL and BUBUGAO owned a market share of approximately 14.09 percent and 14.68 percent respectively, and we accounted for approximately 14.77 percent. However, TCL and BUBUGAO are now diversifying into home electric appliance manufacture, including DVD sets and Hi-Fi systems, which will likely divert some of its resources from the telephone manufacturing business.

RECENT DEVELOPMENTS DURING 2000

         o In January 2000, we obtained the authorized title of "High-and New-Tech Enterprise" from the Guangdong Province government. This new category was to entitle us to up to 100% exemption from the PRC enterprise income taxes for the next three years and up to 50% exemption in the fourth through the sixth years as well as up to 25% exemption from value added tax (VAT). But since we have already enjoyed tax exemption as a joint venture in the past, this government policy was not applicable here.

         o In February 2000, we entered into a $7.3 million contract with Binatone Electronics International Ltd. pursuant to which we will sell 100,000 sets of digitally enhanced cordless telephones, 150,000 sets of 8-channel cordless telephones and 100,000 sets of corded caller ID telephones. Due to swift market changes and out of consideration of sales profit, we later reached a mutual agreement with Binatone which reduced the contract to contain only 50,000 sets of corded caller ID telephones.

         o In February 2000, we entered into an agreement in principle with UNICO Holding Berhad to form a joint venture company to manufacture and sell digitally enhanced cordless telephones, 8-channel cordless telephones and other telecommunications products. UNICO is one of the largest electronic component manufacturers in Malaysia. In later phases, the management decided to develop its own digitally enhanced cordless telephone technology and accordingly did not proceed the formal establishment of the above mentioned joint venture.

         o In March 2000, we entered into a preliminary agreement with the Geography and Resource Institution (GRI) of the Chinese Science and Technology Academy to jointly develop an atlas, or map, of digital networks and a geographic information system
                  (GIS) which maps telecommunication networks. GRI is the leading provider of cartography technologies in China, including GIS for underground communications networks, electric power transmission lines, and electronic cartography software.

         o In March 2000, we received approval from the Guangdong Province government to manufacture code division multiple access (CDMA) cellular telephones. This provincial government approval is an important first step for us. Additional steps are needed before production and distribution can occur, including adopting the new technology and establishing production and distribution agreements. In addition, approval at other governmental levels is needed before sales can be made in China.

         o In April 2000, the Chinese government, through its Chinese Science Department, has named us a "Core High-and New-Tech Enterprise" and a member of the Torch Project, a national science and technology development program, sponsored by the Chinese government to encourage companies in China to engage in scientific and technological research and development. As a result of our title and Project membership, we will receive a 100% exemption from PRC enterprise income taxes for the next three years and a 50% exemption in years four through six. But since we have already enjoyed tax exemption as a joint venture in the past, this government policy was not applicable here.


         o In May 2000, we entered into a sales agreement with Zhaorui Science Ltd., a West China electronics wholesaler, in which Zhaorui will become the West China distributor for our telephones with a first-year sales objective of $4.5 million.

         o In June 2000, we entered into an agreement with Hyundai Electronics Industries Co., Ltd. to form a joint venture company to manufacture and sell CDMA phones and ground network stations, and to provide after-sale services in relation to installation, operation and maintenance of the sold products. Hyundai in Korea is one of the largest CDMA system equipment manufacturers in the world.

         o In August 2000, we expanded our popular line of corded and cordless telephones to include a new special-functions corded model developed by us. The special functions offered in the new phones include an auto-pay system, usage security, interference and noise reduction, and volume boost for the hearing-impaired or for use in noisy locations.

         o In August 2000, the Ministry of Information Industry approved our tender for CDMA network station core technology research and development project (CDMA IS-95A to CDMA 2000-1X core technology, including chipset and software).

         o In November 2000, Qiao Xing-Hyundai System Communication Facility Co. Ltd. began installation of an experimental CDMA network station in Qiao Xing Industrial Zone, a newly opened 125,800-square-meter company-owned manufacturing and business facility located in Huizhou. Qiao Xing-Hyundai is the joint-venture company formed between us and Hyundai Electronics Industries Co., Ltd.

         o In December 2000, our majority-owned operating subsidiary, Qiao Xing Telecommunication Industry Co. Ltd., entered into an agreement with Tsinghua University State Key Lab on Microwave and Digital Telecommunications to establish the Qiao Xing-Tsinghua CDMA Mobile Telecommunication Research and Development Center. Tsinghua University State Key Lab is a state-level laboratory at Tsinghua University in China and is engaged in research and development of wireless, digital telecommunications and third-generation CDMA technologies.

         o In April 2001, we announced the successful interface of our Qiao Xing-Hyundai CDMA base station system with Huawei Corporation's mobile switching center, in a move to establish compatibility of our base station, through Huawei switching, with the large-scale CDMA networks being planned in China. Huawei Corporation serves over 150 million subscribers in China and is also one of the largest telecom equipment manufacturers in China. Huawei switching centers are in widespread use in Hong Kong and China, including over 30 provinces and regions.

         o In April 2001, we announced a new model telephone offering an enhanced vibration feature to assist users with hearing deficiencies. In addition to the normal sound-emitting speaker in the hand set, a special vibrating unit in the speaker also transmits the same sounds through vibration.

C.       ORGANIZATIONAL STRUCTURE.

                                                       Sino Foundations
                           Zhi Jian                    Holdings Ltd.
                             Wu Li                      (a Hong Kong
                                                       Listed Company)

                             100%                           100%


                                                          Sino
                           Qiao Xing Trust           Communications
                                                          Ltd.

                             71.16%                       28.84%


                           Wu Holdings Ltd.               Public
                                                        Shareholders

                             52.2%                        47.8%


                           QIAO XING UNIVERSAL          Rui Lin Wu and
                             TELEPHONE, INC.            Zhi Yang Wu and
                                                        Zhi Zhong Wu

                             100%                           100%


                            Qiao Xing Holding               Qiao Xing
                                                           Group Limited

                              90%                            10%


                                Qiao Xing
                             Telecommunication
                             Industry Co. Ltd.


D.       PROPERTY, PLANS AND EQUIPMENT.

         Our principal executive offices are located at Qiao Xing Industrial Zone, Xiao Jin Kou, Huizhou, Guangdong, PRC. Our production facilities are located in a two-storied industrial buildings in Qiao Xing Industrial Zone, Huizhou City, Guangdong, PRC, with a total gross floor area of approximately 14,400 square meters.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and notes thereto. The amounts reflected in the following discussion are in Renminbi ("RMB"). Translation of amounts for 2000 from Renminbi into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2000 of US$1.00 = RMB8.28.


A.       OPERATING RESULTS.

FISCAL 2000 COMPARED TO FISCAL 1999

Net sales

          Net sales revenue increased to $47.4 million from $46.3 million for 1999. The increase was due to a growing number of telephone subscribers.

         The following table presents our sales revenues by category, and the approximately percentage of total sales revenues for fiscal 2000 and 1999:

                                                      Year ended December 31
                                               2000                            1999
                                      RMB'000              %           RMB'000             %
ordinary corded telephones                                41.2         190,282            49.6
ordinary cordless telephones            66,470            16.9          58,696            15.3
smart card telephones                   47,866            12.2          71,739            18.7
caller ID displayed telephones         116,134            29.6          54,476            14.2
coin operated telephones                   412             0.1           8,440             2.2
Total                                  392,529             100         383,633             100
                                    ==========      ==========      ==========      ==========

Gross Profit

         Gross profit was $14.6 million versus $15.0 million in 1999. The slight decline in margins was mainly due to a change in product mix. The sale of smart card telephone, with an average profit rate of 57%, declined to $6.2 million for 2000 compared to $9.5 million for 1999.

Selling, General and Administrative Expenses

         Selling expenses decreased slightly by $45,000, from $1.90 million for 1999 to $1.85 million for 2000. The decrease was predominantly attributable to the change of promoting strategy. We tended to use more printing media, such as billboards and posters, instead of TV advertising. As a result, the advertising expenses decreased by $1.14 million from $1.60 million for 1999 to $0.47 million for 2000.

         General and administrative expenses increased by $1.45 million, from $3.45 million for 1999 to $4.90 million for 2000. This was mainly due to an increase of approximately $1.0 million for bad debt provisions and increased expense for additional personnel to support the production of digitally-enhanced cordless telephones and our CDMA projects. However, business travel and entertainment expenses were reduced by over 68%, for savings of approximately $267,000, the result of tighter cost controls.

Other Income/Expenses

         Interest expense for 2000 was $2.84 million versus $0.67 million for 1999, representing an increase of $2.17 million. This is a result of our financing activities. In June, 2000, we issued $10 million convertible debentures, and accordingly, approximately $2.08 million of non-cash interest expense was recognized, consisting of $1.16 million amortization of costs of issuing the debentures and $0.92 million amortization related to the discounted issuance of the convertible debentures.

Net Income & Earning Per Share

         Net income decreased by $3.16 million to $2.84 million for 2000 versus $6.00 million for 1999, predominantly the result of an increase of $2.08 million and $1.45 million, respectively, in interest expenses and general and administrative expenses.

         Based on a weighted average of 11.57 million shares outstanding in 2000, we reported earnings per share of $0.24, compared to $0.64 per share on
9.33 million weighted-average shares outstanding in 1999. The higher number of outstanding shares is the result of additional shares issued during the financing activities in 2000.



FISCAL 1999 COMPARED TO FISCAL 1998

Net Sales

         Net sales revenue increased to $46.3 million from $42.4 million for 1998. The increase was due to a more stable economy and stronger private consumption, compared to 1998.

         The following table presents our sales revenues by category, and the approximate percentage of total sales revenues for fiscal 1999 and 1998:

                                                       Year ended December 31
                                                1999                            1998
                                       RMB'000             %           RMB'000             %
ordinary corded telephones             190,282            49.6         184,020            52.4
ordinary cordless telephones            58,696            15.3          76,207            21.7
smart card telephones                   71,739            18.7          74,100            21.1
caller ID displayed telephones          54,476            14.2          10,887             3.1
coin operated telephones                 8,440             2.2           5,970             1.7
Total                                  383,633             100         351,184             100
                                    ==========      ==========      ==========      ==========


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

         General and administrative expenses increased by US$848,000 or 32.6% from US$2,602,000 in 1998 to US$3,450,000 in 1999 primarily due to (i) our employing more professionals and high-level administrative staffs with the expansion of the sales network and the R&D; (ii) our appointing several professional firms to provide advisory services for corporate strategy formulation and corporate finance arrangement and the consultant fee; and (iii) increases in research and development expense.

Income Taxes

         The income taxes provision amounted to US$2,451,000 for 1999, representing a 157% increase from US$954,000 in 1998 since the 50% reduction in state income tax and full reduction in local income tax in 1998 and 1997 has been expired.

Income and Earning per Share

         1999 earnings before interest and taxes increased 20% to $9.6 million from $8.0 million in 1998. Net income was $6.0 million, up 5% from $5.7 million a year earlier.

         Earnings per share for 1999 were $0.64 versus $0.72 for 1998. Per share results for 1999 reflect an increase in outstanding shares due to our initial public offering of 1,600,000 shares in February, 1999.


B.       LIQUIDITY AND CAPITAL RESOURCES

FISCAL 2000 COMPARED TO FISCAL 1999

         We have no direct business operations other than our ownership of our subsidiaries. Our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. There are currently no known restrictions on our subsidiaries to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

         Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks and proceeds from public offerings. For the year ended December 31, 2000, RMB8,551,000 (US$1,033,000) was used in operating activities, and RMB281,144,000 (US$33,954,000) was provided by financing activities and RMB242,046,000 (US$29,232,000) was used by investing activities. Consequently, cash and bank deposits increased by RMB30,620,000 (US$3,698,000) during the year ended December 31, 2000.

         Net increase in cash and bank deposit was RMB30,620,000 (US$3,698,000) for the year ended December 31, 2000, as compared with a net decrease in cash and bank deposit of RMB3,696,000(US$446,000) for the year ended December 31, 1999. Our increase in cash flow during the year ended December 31, 2000 was primarily due to: (a) proceeds from issue of convertible debentures and proceeds from exercise of options and warrants; and (b) an increase of approximately RMB 67,173,000 (US$8,112,000) in short-term borrowings.

         Inventories increased by RMB12,813,000 (US$1,547,000) from RMB67,287,000 as of December 31, 1999 to RMB80,100,000 (US$34,134,000) as of
December 31, 2000. The increase was mainly due to the storage of high valued components for our plan to produce digital-enhanced cordless telephones.

         The accounts receivable balance increased by RMB69,598,000 (US$8,406,000) from RMB213,029,000 as of December 31, 1999 to RMB282,627,000
(US$34,134,000) as of December 31, 2000. The increase in accounts receivable was attributable to a longer credit term granted to big customers with good payment history so as to maintain our market share.

          As of December 31, 2000, our consolidated working capital was RMB137,256,000 (US$16,576,000) compared to RMB55,917,000 (US$9,821,000)as of
December 31, 1999. Our aggregate capital expenditures during fiscal 2000 were RMB193,121,000 (US$23,323,000) compared to RMB190,743,000(US$23,037,000) in fiscal 1999. This increase primarily reflects expenditures for acquisition of land in Huizhou, China, which costs RMB104,811,000(US$12,659,000). Investment in land consists of two parcels of land located in Mainland China held under land use rights of 48 to 49 years expiring in August 2049 and March 2050, respectively. These parcels of land are held for future development of factory and office buildings to support expansion of the Group's business and operation.

          We believe that our working capital is sufficient to meet our present operation requirements. Unless we decide to initiate new development projects, no financing activities for additional working capital will need to be conducted.

         Historically, we have financed our operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 17.60% and 17.90% of our total assets as of December 31, 1999 and December 31, 2000, respectively. Seasonal working capital needs have been met through short-term borrowing under revolving lines of credit.

          As of December 31, 2000, the Group had banking facilities of approximately Rmb170,443,000 for loans and trade financing. All of the Group's banking facilities were used as of December 31, 2000. During the year ended December 31, 2000, the Group issued certain bills to a related company. The related company discounted the bills with a bank and remitted the cash to the Group immediately. The Group records this type of financing as other bank borrowings - discounted bills, which are repayable in 180 days and bear weighted average interest at 3.58% per annum as of December 31, 2000. As of December 31, 2000, the bills payables and other bank borrowings are secured by pledged bank deposits of approximately Rmb46,462,000. The bank loans are secured by pledged bank deposits approximated Rmb28,971,000, property, machinery and equipment of approximately Rmb41,313,000 and a parcel of land recorded under investment in land with a net book value of approximately Rmb49,300,000, pledged bank deposits of Mr. Rui Lin Wu of approximately Rmb16,050,000, a personal guarantee provided by Mr. Rui Lin Wu, and a corporate guarantee provided by a related company.

         In January 2000, we sold 833,334 shares of common stock for $12.00 per share, aggregating $10,000,000(equivalent to Rmb 82,800,0000), to B H Capital Investments LP and Excalibur Limited Partnership in a private placement offering. In June 2000, we issued convertible debentures with aggregated face value of US$10,000,000, together with 360,000 detachable warrants, for US$10,000,000 to BH Capital Investments LP and Excalibur Limited Partnership.


FISCAL 1999 COMPARED TO FISCAL 1998

         We have no direct business operations other than our ownership of our subsidiaries. Our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. There are currently no known restrictions on our subsidiaries to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

         Our primary sources of financing have been cash from operating activities and borrowings under credit agreements with various banks and proceeds from public offerings. For the year ended December 31, 1999, RMB110,368,000 (US$13,330,000) and RMB99,353,000 (US$12,000,000) cash flow from operating and financing activities, respectively, and RMB181,431,000 (US$21,913,000) was used by investing activities.

Consequently, cash and cash equivalents decreased by RMB3,696,000 (US$446,000) during the year ended December 31, 1999.

         Net decrease in cash and bank deposit was RMB3,696,000 (US$446,000) for the year ended December 31, 1999, as compared with a net increase in cash and bank deposit of RMB105,000 for the year ended December 31, 1998. Our decrease in cash flow during the year ended December 31, 1999 was primarily due to a construction-in-progress (125,800 square meters Qiao Xing Industrial Zone of Huizhou.)

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

         As of December 31, 1999, our consolidated working capital was RMB55,917,000 (US$6,755,000) compared to RMB127,162,000 as of December 31, 1998.
Our aggregate capital expenditures during fiscal 1999 were RMB190,743,000 (US$23,037,000) compared to RMB32,056,000 in fiscal 1998. This increase primarily reflects expenditures for the acquisition of property, machinery and equipment and additions of construction-in-progress of our new factory in Huizhou, China. There are two pieces of land located in Mainland China held under land use rights for terms of 44 to 50 years expiring in June 2042 and March 2050, respectively. Construction will be carried out in phases over a ten-year period from 1999 to 2008, with total construction costs (excluding land costs) estimated to be approximately Rmb125,000,000. As of December 31, 1998 and 1999, land with carrying amount of approximately Rmb27,944,000 and Rmb36,529,000, respectively, was pledged to secure certain of the Group's short-term borrowings.

         Historically, we have financed our operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 14.9% and 17.60% of our total assets as of December 31, 1998 and December 31, 1999, respectively. Seasonal working capital needs have been met through short-term borrowing under a revolving line of credit.

         As of December 31, 1999, the Group had banking facilities of approximately Rmb113,045,000 for loans and trade financing. Unused facilities as of December 31, 1999 amounted to approximately Rmb9,775,000. Bills payable is a form of bank borrowings with payment term of 90 days and are non-interest bearing unless they become trust receipts loans which bear interest at LIBOR plus 2% as of December 31, 1998 and 1999. The weighted average interest rate on bank loans was 8.18% and 7.11%, respectively, as of December 31, 1998 and 1999, and the weighted average interest rate of other loans was 9.73% and 17.68%, respectively, as of December 31, 1998 and 1999. The bills payables are secured by bank deposits approximated Rmb16,800,000 and a personal guarantee provided by Mr. Rui Lin Wu, one of our directors. The bank loans are secured by bank deposits approximated Rmb16,567,000, land recorded under construction-in-progress of carrying amount approximated Rmb36,529,000, machinery and equipment of net book value approximated Rmb7,615,000, bank deposits of Mr. Rui Lin Wu approximated Rmb15,991,000, land, machinery and equipment owned by a related company, a personal guarantee provided by Mr. Rui Lin Wu and a corporate guarantee provided by a related company.

         In February 1999, we issued 1,600,000 shares of common stock, par value US$0.001 each, for cash consideration of US$5.50 per share through a public offering, and raised US$8,800,000 (equivalent to Rmb72,864,000).

         In January 2000, we sold 833,334 shares of common stock for $12.00 per share, aggregating $10,000,000(equivalent to Rmb 82,800,0000), to B H Capital Investments LP and Excalibur Limited Partnership in a private placement offering.


C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

                  Year ending December 31, 2000               US$109,000
                                                                 -------
                  Year ending December 31, 1999               US$68,000
                                                                 ------
                  Year ending December 31, 1998               US$60,000
                                                                 ------


D.       TREND INFORMATION.

Production

         According to unaudited statistics, the total production for the first quarter of 2001 was 985,738 sets, compared to 1,038,950 sets for the same period of 2000. The decrease of 53,212 sets was mainly due to a 15-day holiday for the China lunar spring festival. The total production for the second quarter of 2001 was estimated to be about 1 million sets.

Sale

         Total unaudited sales by unit and sales income for the first quarter of 2001 was 753,837 sets and US$8,099,536 respectively, versus 1,090,175 sets and US$10,709,626 respectively for the same period of 2000, a decrease in sales and sales income of 336,338 sets and US$2,610,091.

Meanwhile, cost of sales decreased by US$1,956,968, from US$7,413,520 for the first quarter of 2000 to US$5,456,552 for the same period of 2001. The decrease in sales and sales income was due to stronger competition from small sized telephone companies selling low-priced products normally without quality insurance and after-sale service. The sales number of the second quarter of 2001 is estimated to be around 1 million.

Price

         Since April 1, 2001, we adopted some price adjusting strategies. Big price reduction was applied to long-term inventories and an average of 5% reduction used for our popular models. We are making efforts to prevent income decrease through stronger control on raw material purchases and introduction of new products with more advanced functions.

Inventory

        Inventory for June, 2001 is estimated to stay at the same level as the first half of 1999, which approximately amounted to US$9.1 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT.

         Our senior management and directors are as follows:

        NAME                     AGE            POSITION
        ----                     ---            --------
     Rui Lin Wu                   49         Chairman and Chief Executive Officer
     Zhi Yang Wu                  28         Vice Chairman and Secretary
     Zhi Fang Zhang               47         Executive Director
     Zhong Ai Li                  30         Executive Director
     Gongken Wong                 33         Chief Financial Officer
     Liu Rong Yang                28         Non-Executive Director
     Zi Shu Huang                 47         Non-Executive Director
     Guo Liang Zhang              59         Non-Executive Director

         None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu.

         MR. RUI LIN WU is our chairman and chief executive officer. He is our founder and has over 13 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is a member of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China.

         MR. ZHI YANG WU is our vice chairman and the elder son of Mr. Rui Lin Wu. Mr. Wu also serves as our secretary. Mr. Wu received a Diploma in Business Management from Huizhou University of the PRC. He joined us in 1992 and is responsible for our overall strategic planning, policy making and the overseas market development.

         MR. ZHI FANG ZHANG serves as an executive director. He is the chairman of HomeWay Information Technology Co., Ltd. HomeWay is a famous internet company in China. Mr. Zhang received his bachelor degree of law from Peking University and achieved the master of law from Fletcher School of Law and Diplomacy in the U.S.

         MR. ZHONG AI LI is deputy general manager of Qiao Xing Telecommunication Industry Co., Ltd. ("QXTI") and has served as one of our directors since September 1997. From August 1992 to July 1994, he served as deputy manager of QXTI's marketing department. From August 1994 to February 1997, Mr. Li served as manager of Shenzhen Baoan Chang He Electronic Co., Ltd. From February 1997 to September 1997, he served as manager of QXTI's marketing department. Mr. Li has served as deputy general manager of QXTI since September 1997.

         MR. GONGKEN WONG has served as our chief financial officer and controller of finance since October 2000. He also serves as the auditing manager of Qiao Xing Group Ltd. From July 1999 to August 2000, he served as the financial manager of QXTI. From July 1995 to June 1999, he served as the chief financial officer of QXTI.

         MS. LIU RONG YANG serves as a non-executive director. Ms. Yang has worked for Huizhou Lian Zhuang Wire and Cable Limited as deputy managing director since January 1998. From 1996 to 1998, she served as the deputy managing director for Huizhou Zhong Qiao Electronics Limited.

         MR. ZI SHU HUANG serves as a non-executive director. He has served as the general manager of Huizhou City Xiaojinkou Economic Development Company since September 1997. This company specializes in the manufacturing of electronic parts and business trading.

         MR. GUO LIANG ZHANG is assistant to the chairman of QXTI and served as one of our directors from September 1997 to July 1998 and has served as one of our non-executive directors since August 1999. From March 1992 to May 1994, Mr. Zhang served as vice general manager of Jiling Telecommunication Industry Co., Ltd. This company is principally engaged in the manufacturing and sales of telecommunications terminals and equipment. Mr. Zhang received a degree of Bachelor of Arts in Chinese from Jilin Province Huadian Normal College.


B.       COMPENSATION.

         The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2000 on an accrual basis, for services in all capacities, was RMB2,648,110 (US$319,820). During the fiscal year ended December 31, 2000, we contributed an aggregate amount of RMB 896,544(US$108,279) toward the pension plans of our directors and executive officers.

         We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chief executive officer at an annual salary of RMB1,266,840 (US$153,000). Mr. Wu's remuneration package includes benefits with respect to a motor car.

         In addition, during the fiscal year ended December 31, 2000, Mr. Wu received stock options currently exercisable to acquire 300,000 shares of common stock at $15.00 per share at any time until April 14, 2005.

         Besides Mr.Wu, during the fiscal year ended December 31, 2000, our vice president Zhi Yang Wu, the vice general manager Yong Tai Wu and the chairman assistant Min Zhu respectively received stock options currently exercisable to acquire 250,000, 245,000 and 200,000 shares of common stock at $15.00 per share at any time until April 14, 2005.


C.       BOARD PRACTICES.

         Each of our seven current directors was elected at our last annual meeting of shareholders held December 8, 2000 to serve a one-year term or until their successor is elected and qualified.

         There are no directors' service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

         Our board of directors has established an audit committee, which consists of Rui Lin Wu, Heng Xu and Zi Shu Huang. Its functions are:

         o to recommend annually to the Board of Directors the appointment of our independent public accountants;

         o discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent public accountants;

         o review and approve non-audit services of the independent public accountants;

         o review compliance with our existing accounting and financial policies;

         o        review the adequacy of our financial organization; and

         o review management's procedures and policies relative to the adequacy of our internal accounting controls and compliance with federal and state laws relating to financial reporting.


D.       EMPLOYEES.

         As of December 31, 2000, we had a total of 1,804 full time employees, of which 25 are key management staff, 5 are engaged in sales and marketing, 3 are engaged in finance and administration, and 8 are engaged in production. None of our employees is represented by a labor union and we believe that our employees' relations are good.

E.       SHARE OWNERSHIP.

         The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of June 29, 2001 by:

         o each person who is known by us to own beneficially more than 5% of our outstanding common stock;

         o by each of our executive officers and directors; and

         o by all directors and executive officers as a group.

As of June 29, 2001, we had 13,056,887 shares of our common stock issued and outstanding.

         This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

NAME OF BENEFICIAL HOLDER                                      NUMBER           PERCENT
-------------------------                                      ------           -------
                                                               SHARES BENEFICIALLY OWNED
                                                               -------------------------
Wu Holdings Limited                                         6,819,000(1)            52.2
Rui Lin Wu                                                  7,399,000(1)(2)         55.4
Zhi Yang Wu                                                   250,000(3)             1.9
Zhang Zhi Fang                                                      0                  0
Zhong Ai Li                                                         0                  0
Jie Shi                                                             0                  0
Liu Rong Yang                                                       0                  0
Zi Shu Huang                                                        0                  0
Guo Liang Zhang                                                     0                  0
All directors and executive officers
as a group (8 persons)                                      7,649,000(2)(3)         56.2

(1) Wu Holdings Limited is a British Virgin Islands corporation which is 71.16% owned by the Qiao Xing Trust and the remaining 28.84% is owned by Sino Communications Ltd., a wholly owned subsidiary of a nonaffiliated corporation listed on The Stock Exchange of Hong Kong Limited. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.

(2) Includes options currently exercisable to acquire 300,000 shares of common stock at $15.00 per share at any time until April 14, 2005.

The 1999 Stock Compensation Plan

         Effective June 16, 1999, we adopted and approved the 1999 Stock Compensation Plan. The purpose of the plan is to:

         o encourage ownership of our common stock by our officers, directors, employees and advisors;

         o provide additional incentive for them to promote our success and our business; and

         o encourage them to remain in our employ by providing them an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

         Options constitute either incentive stock options within the meaning of
Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 2,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan which expires in June 2009. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

         As of June 30, 2001, 1,005,000 options had been exercised and the following options to purchase shares of our common stock under the Plan remained outstanding:

         o stock options to purchase 995,000 shares at $15.00 per share through April 14, 2005, all of which are held by our directors and officers as a group.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS.

         Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.

         We do not have available information as to the portion of our common stock held in the host country and the number of record holders in the host country.

         To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.

         To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.


B.       RELATED PARTY TRANSACTIONS.

Name and relationship of related parties:

          Name of related parties                            Existing relationship with the Company
          -----------------------                            --------------------------------------
Mr. Zhi Jian Wu Li                                            The major shareholder
Mr. Rui Lin Wu                                                Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu                                               Director and brother of Mr. Zhi Jian Wu Li
Ms. Mei Lian Li                                               Director and wife of Mr. Zhi Yang Wu
Mr. Zhi Zhong Wu                                              Brother of Mr. Zhi Jian Wu Li
Ms. Qing Li                                                   Wife of Mr. Rui Lin Wu
Ms. Hong Ling Deng                                            Friend of Mr. Rui Lin Wu
Ms. Zhen Yin Su                                               Friend of Mr. Rui Lin Wu
Mr. Zhong Ai Li                                               Director
Mr. Guo Liang Zhang                                           Director
Ms. Lin Rang Yang                                             Director
Mr. Zhi Fong Zhang                                            Director
Mr. Zi Shu Huang                                              Director
Wu Holdings Limited                                           Intermediate holding company
Exquisite Jewel Limited                                       Minority shareholder
Metrolink Holdings Limited                                    Minority shareholder
Specialist Consultants Limited                                Minority shareholder
Ben Xing Telecommunication Component Limited                  Common director
Jia Xing Electronic Supplies Company Limited                  Common director
Qiao Xing Commercial Limited                                  Common director
Qiao Xing Electronic Holdings Company Limited                 Common director
Qiao Xing Group Limited                                       Common director
Qiao Xing International Company                               Common director
Qiao Xing Investment Limited                                  Common director
Qiao Xing Properties Limited                                  Common director
Qiao Xing Information Industry Company Limited                Common director
Rui Xing Electronic Development Company Limited               Common director

Summary of related party transactions is as follows:

                                                    1998             1999                      2000
                                                  --------         ---------         -----------------------
                                                   Rmb'000           Rmb'000          Rmb'000        US$'000
Recovery of general and administrative
  expenses (at cost) in respect of factory
  and office premises subleased to
   - Jia Xing Electronic Supplies Company
       Limited                                         106              182              238              29
   -     Qiao Xing Properties Limited                1,638            2,088            2,285             276
   - Rui Xing Electronic Development
       Company Limited                                 327              357              404              49

Interest paid to
   - Rui Xing Electronic Development
       Company Limited                               1,002              201               --              --
   - Ms. Mei Lian Li                                    43               51               --              --
   - Ms. Hong Ling Deng                                 --               --               40               5
   - Ms. Zhen Yin Su                                    --               --                8               1

Purchases from
   - Ben Xing Telecommunication Component
       Limited                                       4,761               --               --              --
   - Jia Xing Electronic Supplies Company
       Limited                                          --           31,301           35,704           4,313
   - Qiao Xing Commercial Limited                    7,162               --               --              --
   - Qiao Xing International Company                   987               12               --              --
   - Qiao Xing Properties Limited                   24,145           25,666           22,268           2,690
   - Rui Xing Electronic Development
       Company Limited                               6,352            6,693            6,289             760
                                               ===========       ==========        =========      ==========

Summary of related party balances is as follows:

                                                         1999                            2000
                                                     -----------            --------------------------------
                                                       Rmb'000                Rmb'000               US$'000
Due from
   - Mr. Rui Lin Wu                                            -                 9,749                 1,177
   - Mr. Zhong Ai Li                                           -                   123                    15
   - Ms. Mei Lian Li                                           -                   123                    15
   - Qiao Xing Group Limited                                 437                     -                     -
   - Qiao Xing Investment Limited                            194                   189                    23
   - Qiao Xing Electronic Holdings Company
     Limited                                                   -                 5,667                   684
   - Wu Holdings Limited                                     193                   200                    24
                                                     -----------            ----------             ---------
                                                             824                16,051                 1,938
                                                     ===========            ==========             =========

Due to
   - Mr. Zhi Zhong Wu                                      1,006                   570                    69
   - Ms. Qing Li                                             705                   705                    85
   - Mr. Rui Lin Wu                                          637                    --                    --
   - Mr. Zhi Jian Wu Li                                       55                    97                    12
   - Mr. Zhi Yang Wu                                          91                   383                    46
   - Mr. Guo Liang Zhang                                      --                     5                     1
   - Ms. Liu Rang Yang                                        --                     3                    --
   - Ms. Zhi Fang Zhang                                       --                     3                    --
   - Mr. Zi Shu Huang                                         --                     3                    --
   - Qiao Xing Electronics Holding Company
       Limited                                               841                    --                    --
   - Qiao Xing Group Limited                                  --                 1,073                   130
                                                      ----------           -----------           -----------
                                                           3,335                 2,842                   343
                                                      ==========           ===========           ===========

Except for the balances with the shareholders, all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

Loan from shareholders were unsecured loan from Mr. Rui Lin Wu (held on trust for Mr. Zhi Jian Wu Li), Exquisitive Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, our shareholders, and were non-interest bearing. The lenders have agreed not to demand the Group for repayment before January 1, 2002.

The rental agreements in Mainland China were entered into by Mr. Rui Lin Wu, a director, and Qiao Xing Group Limited on behalf of Qiao Xing Telecommunication Industry Company Limited.

During the year ended December 31, 2000, we made short-term cash advances of approximately Rmb81,743,000 to an employee. The advances were unsecured, non-interest bearing and repayable on demand. As of December 2000, substantially all of the advances have been settled and the outstanding amount of approximately Rmb1,774,000 has been transferred to the current account with Mr. Rui Lin Wu, a director.

During the year ended December 31, 2000, the Group advanced a loan of approximately Rmb16,050,000 to Mr. Rui Lin Wu, a director, for him to place a bank deposit with a bank as collateral of the Group's banking facilities (see
Note 27). The entire loan was outstanding as of December 31, 2000 and was recorded under due from Mr. Rui Lin Wu.

In the opinion of our directors, the above related party transactions were carried out in the usual course of business.

C.       INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.


ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

         The Consolidated Financial Statements are filed in this Annual Report as Item 18.


B.       SIGNIFICANT CHANGES.

         We believe that no significant changes have occurred since the date of the annual financial statements.

ITEM 9.  THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS.

         Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol "XING." The following table sets forth, during the periods indicated, the high and low closing prices for the common stock since its listing on The Nasdaq National Market on February 16, 1999 as reported by Nasdaq:


           PERIOD                                                      HIGH                LOW
           ------                                                      ----                ---
           Year ended December 31, 1999                                $51.00               $2.75

           Year ended December 31, 2000                               $52.313              $3.375


           Quarter ended March 31, 1999                                $6.125              $4.375

           Quarter ended June 30, 1999                                 $4.875              $3.375

           Quarter ended September 30, 1999                            $4.438              $3.188

           Quarter ended December 31, 1999                             $51.00               $2.75

           Quarter ended March 31, 2000                               $52.313             $27.688

           Quarter ended June 30, 2000                                $32.875             $14.313

           Quarter ended September 30, 2000                            $20.50             $11.063

           Quarter ended December 31, 2000                             $12.75              $3.375


           Month ended January 31, 2001                                $6.625              $4.625

           Month ended February 28, 2001                               $6.375              $4.188

           Month ended March 31, 2001                                  $4.719              $3.844

           Month ended April 30, 2001                                   $4.15               $3.75

           Month ended May 31, 2001                                     $4.72               $3.84

           Month ended June 20, 2001                                    $4.36               $2.81


B.       PLAN OF DISTRIBUTION.

         Not applicable.


C.       MARKETS.

         Our common stock is listed and quoted for trading on The Nasdaq National Market System since February 16, 1999.

D.       SELLING SHAREHOLDERS.

         Not applicable.


E.       DILUTION.

         Not applicable.


F.       EXPENSES OF THE ISSUE.

         Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL.

         Not applicable.


B.       MEMORANDUM AND ARTICLES OF ASSOCIATION.

         This information is incorporated by reference to the subsection entitled "Description of Securities" contained on pages 45-46 of our Registration Statement on Form F-1, File No. 333-9274, declared effective on February 16, 1999.


C.       MATERIAL CONTRACTS.

         None.


D.       EXCHANGE CONTROLS.

         There are no exchange control restrictions in China on the repatriation of dividends by our subsidiaries. In addition, there are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our capital stock. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our common stock.

E.       TAXATION.

         The following is a summary of certain anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in our common stock. The summary does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-U.S. and non-British Virgin Islands) tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in our common stock. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change.

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

         A U.S. Investor receiving a distribution with respect to the common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. Investor's adjusted tax basis in the common stock, and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the U.S. Investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the common stock.

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

PEOPLE'S REPUBLIC OF CHINA TAXATION

    Our Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. Our Company and Qiao Xing Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. Our Company also registered in Hong Kong as a branch office and subject to Hong Kong income taxes at a rate of 16%. At present, substantially all of the Group's income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It is exempted from state income tax and local income tax for three years starting from January 1, 1994, and then is subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday of state income tax has expired on January 1, 1999 and thereafter QXTI only has full exemption in local income tax for the years ended December 31, 1999 and 2000. If the tax holiday of QXTI had not existed, the Group's income tax expenses (net of minority interests) would have been increased by approximately Rmb8,792,000, Rmb2,632,000 and Rmb2,351,000 for the year ended December 31, 1998, 1999 and 2000. Basic earnings per common share would have been approximately Rmb4.85, Rmb5.04 and Rmb1.24 for the years ended December 31, 1998, 1999 and 2000 and diluted earnings per common share would have been approximately Rmb4.85, Rmb5.04 and Rmb1.21 for the years ended December 31, 1998, 1999 and 2000.


F.       DIVIDENDS AND PAYING AGENTS.

         Not applicable.



G.       STATEMENT BY EXPERTS.

         Not applicable.


H.       DOCUMENTS ON DISPLAY.

         The documents concerning our company which are referred to in this Annual Report may be inspected at our principal executive offices at Qiao Xing Building, Qiao Xing Industrial Zone, Xiao Jin Kou, Huizhou, Guangdong, People's Republic of China.

I.       SUBSIDIARY INFORMATION.

         Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
         RISK

         Our primary risk exposures arise from changes in interest rates and foreign currency exchange rates.

         As of December 31, 2000, our aggregate bank borrowings, at various fixed interest rates, amounted to RMB170,443,000 (US$20,585,000). Due to the stable interest rate in the PRC, we do not believe that material risk on interest rates exists.

         As of December 31, 2000, about 98% of our products were sold in mainland China and the great majority of our sales income are denominated in RMB. Our major expenses are also denominated in RMB. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates.

         Although we cannot accurately determine the precise effect of inflation on our operations, due to the stable economy of China, we do not believe inflation has had a material effect on our sales or results of operations.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

         Not applicable.


ITEM 18. FINANCIAL STATEMENTS

                                                    [ARTHUR ANDERSEN LETTERHEAD]


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Qiao Xing Universal Telephone,
Inc.:


We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Telephone, Inc. (a company incorporated in the British Virgin Islands; "the Company") and its subsidiaries ("the Group") as of December 31, 1999 and 2000, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders' equity for the years ended December 31, 1998, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qiao Xing Universal Telephone, Inc. and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations, comprehensive income and cash flows for the years ended December 31, 1998, 1999 and 2000, in conformity with generally accepted accounting principles in the United States of America.


                                                 /s/ ARTHUR ANDERSEN & CO
                                                 ARTHUR ANDERSEN & CO
                                                 Certified Public Accountants
                                                        Hong Kong



Hong Kong, May 18, 2001.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1999 and 2000



                                           Note            1999                         2000
                                         ---------  ---------------      -----------------------------------
                                                         Rmb'000             Rmb'000             US$'000
                                                                                                 (Note 4)
ASSETS

Current assets:
   Cash and bank deposits                                     2,870               33,490               4,045
   Pledged bank deposits                    27               33,367               75,433               9,110
   Accounts receivable, net                 5               213,029              282,627              34,134
   Inventories, net                         6                67,287               80,100               9,674
   Prepaid expenses                         7                 1,828                9,064               1,094
   Other current assets                     8                10,579                4,827                 583
   Deferred income tax assets               21                  758                2,968                 359
   Due from related parties                 28                  824               16,051               1,938
                                                    ---------------      ---------------     ---------------

       Total current assets                                 330,542              504,560              60,937

Property, machinery and equipment,
   net                                      9                53,837              218,692              26,412
Construction-in-progress                    10              200,969               17,869               2,158
Investment in land                          11                    -              198,242              23,942
Debt issuance costs, net                    12                    -                8,234                 994
                                                    ---------------      ---------------     ---------------

       Total assets                                         585,348              947,597             114,443
                                                    ===============      ===============     ===============

LIABILITIES, MINORITY INTERESTS
   AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term borrowings                    13              103,270              170,443              20,585
   Accounts payable                                          37,592               36,690               4,431
   Other payables                           14               16,437               17,098               2,065
   Accrued liabilities                      15               11,301               12,292               1,485
   Due to related parties                   28                3,335                2,842                 343
   Taxation payable                         21              102,690              127,939              15,452
                                                    ---------------      ---------------     ---------------

       Total current liabilities                            274,625              367,304              44,361

Long-term payable                           16                7,501                7,330                 885
Convertible debentures, net                 17                    -               36,706               4,433
Shareholders' loans                         18                8,169                8,163                 985
                                                    ---------------      ---------------     ---------------

       Total liabilities                                    290,295              419,503              50,664
                                                    ---------------      ---------------     ---------------

Minority interests                                           17,666               23,266               2,810
                                                    ---------------      ---------------     ---------------

Shareholders' equity:
   Common stock, par value Rmb0.008
     (equivalent of US$0.001); authorized
     - 50,000,000 shares; outstanding and
     fully paid - 9,600,000 shares as of
     December 31, 1999 and 12,138,199
     shares as of December 31, 2000         19                   79                  100                  12
   Additional paid-in capital                                76,256              280,126              33,831
   Dedicated reserves                       22                8,609               10,541               1,273
   Retained earnings                        22              192,441              213,980              25,843
   Cumulative translation adjustments                             2                   81                  10
                                                    ---------------      ---------------     ---------------

       Total shareholders' equity                           277,387              504,828              60,969
                                                    ---------------      ---------------     ---------------

       Total liabilities, minority
         interests and shareholders'
         equity                                             585,348              947,597             114,443
                                                    ===============      ===============     ===============

   The accompanying notes are an integral part of these financial statements.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                            AND COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 and 2000



                                Note            1998             1999                      2000
                              ----------  --------------   --------------    --------------------------------
                                              Rmb'000          Rmb'000           Rmb'000          US$'000
                                                                                                  (Note 4)
Net sales                       29.a             351,184          383,633           392,529            47,407
Cost of goods sold               28             (251,935)        (259,658)         (271,606)          (32,803)
                                          --------------   --------------    --------------    --------------

     Gross profit                                 99,249          123,975           120,923            14,604

Selling expenses                                 (11,173)         (15,695)          (15,325)           (1,851)
General and administrative
   expenses                                      (21,548)         (28,562)          (40,605)           (4,904)
                                          --------------   --------------    --------------    --------------

Income from operations                            66,528           79,718            64,993             7,849

Interest income                                      287            1,981             2,061               249
Exchange gain (loss), net                             10               (8)            2,363               285
Interest expense:
   - Amortization of debt
       issuance costs                                  -                -            (9,637)           (1,164)
   - Amortization of
       discount of
       convertible
       debentures                                      -                -            (7,613)             (919)
   - Others                                       (5,101)          (5,577)           (6,300)             (761)
Other expense, net                                  (971)             252              (197)              (23)
                                          --------------   --------------    --------------    --------------

     Income before income
       tax                                        60,753           76,366            45,670             5,516

Provision for income tax         21               (7,900)         (20,298)          (16,599)           (2,005)
                                          --------------   --------------    --------------    --------------

     Income before minority
       interests                                  52,853           56,068            29,071             3,511

Minority interests                                (5,590)          (6,365)           (5,600)             (676)
                                          --------------   --------------    --------------    --------------

     Net income                                   47,263           49,703            23,471             2,835
                                          ==============   ==============    ==============    ==============

Other comprehensive income
   - translation adjustments                          10               (8)               79                10
                                          --------------   --------------    --------------    --------------

     Comprehensive income                         47,273           49,695            23,550             2,845
                                          ==============   ==============    ==============    ==============

Earnings per common share
     - Basic                     23       Rmb      5.96    Rmb       5.33     Rmb      2.03    US$       0.24
                                          ==============   ==============    ==============    ==============

     - Diluted                   23       Rmb      5.96    Rmb       5.32     Rmb      1.98    US$       0.24
                                          ==============   ==============    ==============    ==============

Weighted average number of
   shares outstanding
     - Basic                     23            7,936,000        9,333,000        11,572,000        11,572,000
                                          ==============   ==============    ==============    ==============

     - Diluted                   23            7,936,000        9,344,000        11,878,000        11,878,000
                                          ==============   ==============    ==============    ==============


   The accompanying notes are an integral part of these financial statements.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000



                                                  1998          1999                 2000
                                               ----------    ----------    ------------------------
                                                 Rmb'000       Rmb'000      Rmb'000        US$'000
                                                                                          (Note 4)
Cash flows from operating activities:
Net income                                         47,263        49,703        23,471         2,835
Adjustments to reconcile net income to
   net cash provided by (used in)
   operating activities -
   Depreciation of property, machinery
     and equipment                                  8,836         9,794        12,798         1,546
   Net loss (gain) on disposal of
     property, machinery and equipment                (65)          (92)          119            14
   Amortization of debt issuance costs                 --            --         9,637         1,164
   Amortization of discount of
     convertible debentures                            --            --         7,613           919
   Compensation cost for stock options
     and warrants issued to external
     consultants                                       --         4,628         4,464           539
   Interest expense on shareholders'
     loans                                            648           575           478            58
   Minority interests                               5,590         6,365         5,600           676
(Increase) Decrease in operating
   assets -
   Accounts receivable                            (87,366)        9,790       (69,598)       (8,406)
   Inventories                                     17,885        (4,167)      (12,813)       (1,547)
   Prepaid expenses                                   570          (780)       (7,236)         (874)
   Other current assets                            (1,548)        3,779         1,288           155
   Deferred income tax assets                          --          (758)       (2,210)         (267)
   Due from related parties                            --            --        (8,161)         (986)
Increase (Decrease) in operating
   liabilities -
   Accounts payable                                (2,690)       (6,347)         (902)         (109)
   Other payables                                   2,393        12,685           661            80
   Accrued liabilities                              1,336         1,285           991           120
   Taxation payable                                21,859        23,908        25,249         3,050
                                               ----------    ----------    ----------    ----------

                                                   14,711       110,368        (8,551)       (1,033)
                                               ----------    ----------    ----------    ----------
Cash flows from investing activities:
Acquisitions of property, machinery                (6,784)      (25,547)      (12,373)       (1,494)
   and equipment
Additions of construction-in-progress             (25,272)     (165,196)      (75,937)       (9,171)
Acquisition of land                                    --            --      (104,811)      (12,659)
Proceeds from disposal of property,                   545           821           207            25
   machinery and equipment
Increase in pledged bank deposits                  (1,389)      (31,978)      (42,066)       (5,080)
Decrease (Increase) in due from                     3,935         8,491        (7,066)         (853)
   related parties
                                               ----------    ----------    ----------    ----------

                                                  (28,965)     (213,409)     (242,046)      (29,232)
                                               ----------    ----------    ----------    ----------
Cash flows from financing activities:
New short-term borrowings                          35,000        59,264       108,478        13,101
Repayment of short-term borrowings                (14,627)       (3,880)      (41,305)       (4,989)
Repayment of long-term bank loan                       --        (9,800)           --            --
New advance from related parties                    5,349         1,680            --            --
Repayment of advances from related
   parties                                         (8,301)         (959)         (493)          (60)
New shareholders' loans                                --             3            --            --
Repayment of shareholders' loans                     (185)           --            --            --
Repayment of long-term payable                         --        (1,000)         (171)          (21)
Net proceeds from issue of common stock             5,113        54,045        75,576         9,128
Net proceeds from issue of convertible
   debentures                                          --            --        75,958         9,174
Net proceeds from exercise of options
   and warrants                                        --            --        63,101         7,621
Dividends paid to minority                         (8,000)           --            --            --
   shareholders of a subsidiary
                                               ----------    ----------    ----------    ----------

                                                   14,349        99,353       281,144        33,954
                                               ----------    ----------    ----------    ----------

Effect of translation adjustments                      10            (8)           73             9
                                               ----------    ----------    ----------    ----------

Net increase (decrease) in cash and                   105        (3,696)       30,620         3,698
   bank deposits

Cash and bank deposits, beginning of
   year                                             6,461         6,566         2,870           347
                                               ----------    ----------    ----------    ----------

Cash and bank deposits, end of year                 6,566         2,870        33,490         4,045
                                               ==========    ==========    ==========    ==========


   The accompanying notes are an integral part of these financial statements.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 and 2000



                                           Common stock
                                     ---------------------------
                                                                  Additional paid-in
                              Note   Number of shares   Amount          capital       Dedicated reserves
                             ------  ----------------  ---------  ------------------  ------------------
                                          '000          Rmb'000         Rmb'000            Rmb'000
Balance as of
 December 31, 1997                              7,750         62               6,800               4,263
 Issue of common
   stock for cash                                 250          2               6,208                  --
 Stock issuance
   costs                                           --         --              (1,097)                 --
 Net income                                        --         --                  --                  --
 Shareholders'
   contribution                18                  --         --                 648                  --
 Transfer to
   dedicated
   reserves                                        --         --                  --               2,032
 Translation
   adjustments                                     --         --                  --                  --
                                     ----------------  ---------  ------------------  ------------------

Balance as of
 December 31, 1998                              8,000         64              12,559               6,295
 Issue of common
   stock for cash              19               1,600         15              72,849                  --
 Stock issuance
   costs                                           --         --             (26,756)                 --
 Issue of stock
   purchase
   warrants to
   underwriter               20.b.i                --         --               7,937                  --
 Issue of stock
   options and
   warrants to
   external
   consultants                                     --         --               9,092                  --
 Net income                                        --         --                  --                  --
 Shareholders'
   contribution                18                  --         --                 575                  --
 Transfer to
   dedicated
   reserves                                        --         --                  --               2,314
 Translation
   adjustments                                     --         --                  --                  --
                                     ----------------  ---------  ------------------  ------------------

Balance as of
 December 31, 1999                              9,600         79              76,256               8,609
 Issue of common
   stock                       19                 833          7              82,738                  --
 Exercise of stock
   options                     20               1,005          8              52,528                  --
 Exercise of stock
   warrants                    20                 172          2              10,563                  --
 Issue of shares to
   external
   consultants                 19                  25         --               7,501                  --
 Issue of stock
   purchase
   warrants to
   investors                20.b.iii               --         --              53,593                  --
 Stock issuance
   costs                                           --         --             (66,748)                 --
 Issuance of
   convertible
   debentures                  17                  --         --              14,082                  --
 Issue of stock
   purchase
   warrants to
   external
   consultants              20.b.iv                --         --               9,569                  --
 Conversion of
   convertible
   debentures                  17                 503          4              39,566                  --
 Net income                                        --         --                  --                  --
 Shareholders'
   contribution                18                  --         --                 478                  --
 Transfer to
   dedicated
   reserves                                        --         --                  --               1,932
 Translation
   adjustments                                     --         --                  --                  --
                                     ----------------  ---------  ------------------  ------------------
Balance as of
 December 31, 2000                             12,138        100             280,126              10,541
                                     ================  =========  ==================  ==================

                                                        Accumulated other
                                                          comprehensive
                                                        income - cumulative
                                                            translation
                                     Retained earnings      adjustments
                                     -----------------  -------------------
                                          Rmb'000            Rmb'000
Balance as of
 December 31, 1997                              99,821                   --
 Issue of common
   stock for cash                                   --                   --
 Stock issuance
   costs                                            --                   --
 Net income                                     47,263                   --
 Shareholders'
   contribution                                     --                   --
 Transfer to
   dedicated
   reserves                                     (2,032)                  --
 Translation
   adjustments                                      --                   10
                                     -----------------  -------------------

Balance as of
 December 31, 1998                             145,052                   10
 Issue of common
   stock for cash                                   --                   --
 Stock issuance
   costs                                            --                   --
 Issue of stock
   purchase
   warrants to
   underwriter                                      --                   --
 Issue of stock
   options and
   warrants to
   external
   consultants                                      --                   --
 Net income                                     49,703                   --
 Shareholders'
   contribution                                     --                   --
 Transfer to
   dedicated
   reserves                                     (2,314)                  --
 Translation
   adjustments                                      --                   (8)
                                     -----------------  -------------------

Balance as of
 December 31, 1999                             192,441                    2
 Issue of common
   stock                                            --                   --
 Exercise of stock
   options                                          --                   --
 Exercise of stock
   warrants                                         --                   --
 Issue of shares to
   external
   consultants                                      --                   --
 Issue of stock
   purchase
   warrants to
   investors                                        --                   --
 Stock issuance
   costs                                            --                   --
 Issuance of
   convertible
   debentures                                       --                   --
 Issue of stock
   purchase
   warrants to
   external
   consultants                                      --                   --
 Conversion of
   convertible
   debentures                                       --                   --
 Net income                                     23,471                   --
 Shareholders'
   contribution                                     --                   --
 Transfer to
   dedicated
   reserves                                     (1,932)                  --
 Translation
   adjustments                                      --                   79
                                     -----------------  -------------------
Balance as of
 December 31, 2000                             213,980                   81
                                     =================  ===================

   The accompanying notes are an integral part of these financial statements.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.       ORGANIZATION AND NATURE OF OPERATIONS

Qiao Xing Universal Telephone, Inc. ("the Company") was incorporated in the British Virgin Islands on December 6, 1994. Its shares have become listed on the Nasdaq National Market since February 1999.

The Company and its subsidiaries ("the Group") are principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including cord and cordless telephone sets, in Mainland China.

Country risk

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

Operating risk

The Group conducts its manufacturing and sales operations through joint ventures established between the Group and Mainland Chinese parties. Any deterioration of these strategic relationships may have an adverse effect on the operations of the Group.

Concentration of credit risk

The Group performs ongoing credit evaluations of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections. As of December 31, 1999 and 2000, the Group's five largest accounts receivable accounted for approximately 29% and 27%, respectively, of the Group's total accounts receivable.

2.       SUBSIDIARIES

Details of the Company's subsidiaries as of December 31, 2000 were as follows:

                                                                  Percentage of
                                                                 equity interest
                                                Place of         attributable to
                 Name                        incorporation          the Group          Principal activities
----------------------------------------   -------------------   -----------------   ------------------------
Qiao Xing Holdings Limited                    The British              100%          Investment holding
                                             Virgin Islands

Qiao Xing Telecommunication Industry         Mainland China        90% - Note i      Manufacturing and
   Company Limited                                                                     sales of
                                                                                       telecommunication
                                                                                       equipment

Huizhou Qiao Xing-Hyundai System             Mainland China       60% - Note ii      Manufacturing and
   Communication Equipment Co., Ltd.                                                   sales of Code
                                                                                       Division Multiple
                                                                                       Access ("CDMA")
                                                                                       system equipment

Qiao Xing Mobile Telecommunication           Mainland China       60% - Note iii     Manufacturing and
   Co., Ltd.                                                                           sales of CDMA mobile
                                                                                       phones

Notes -

i. Qiao Xing Telecommunication Industry Company Limited ("QXTI") is an equity joint venture established in Mainland China in April 1992 to be operated for a term of 30 years until April 2022. Full capital contribution has been made by the Group and the joint venture partner.

ii. Huizhou Qiao Xing-Hyundai System Communication Equipment Co., Ltd. is an equity joint venture established in Mainland China in August 2000 for a term of 20 years until August 2020. According to the joint venture agreement, the Group and the joint venture partner have to make capital contribution of US$7,152,000 (equivalent to approximately Rmb59,219,000 based on exchange rate of US$1 = Rmb8.28) and US$4,768,000 (equivalent to approximately Rmb39,429,000 based on exchange rate of US$1 = Rmb8.28), respectively. As of December 31, 2000, no capital contribution has been made by the Group and the joint venture partner, and Huizhou Qiao Xing-Hyundai System Communication Equipment Co., Ltd. has not begun commercial operations.

iii. Qiao Xing Mobile Telecommunication Co., Ltd. is an equity joint venture established in Mainland China in August 2000 for a term of 20 years until August 2020. According to the joint venture agreement, the Group and the joint venture partner have to make capital contribution of US$7,152,000 (equivalent to approximately Rmb59,219,000 based on exchange rate of US$1 = Rmb8.28) and US$4,768,000 (equivalent to approximately Rmb39,479,000 based on exchange rate of US$1 = Rmb8.28), respectively. As of December 31, 2000, no contribution has been made by the Group and the joint venture partner, and Qiao Xing Mobile Telecommunication Co., Ltd. has not begun commercial operations.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       Basis of consolidation

         The consolidated financial statements include the accounts of the Company, and its subsidiaries, including the equity joint ventures. All material intra-group balances and transactions have been eliminated on consolidation.

b.       Subsidiaries

         A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its issued voting share capital as long-term investment and over which it can exercise control, as defined under generally accepted accounting principles.

c.       Inventories

         Inventories are stated at the lower of cost, on a weighted average basis, and net realizable value. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

         When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognized. Writedowns for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs.

d. Property, machinery and equipment, construction-in-progress and investments in land

         Property, machinery and equipment are stated at cost less accumulated depreciation. Gains or losses on disposals are reflected in current operations. Major expenditure for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets after taking into account the estimated residual value. The estimated useful lives are as follows: land - 50 years, buildings - 8 to 30 years, machinery and equipment - 6 to 12 years, furniture and office equipment - 5 years, and motor vehicles - 5 years.

         Capitalized software represents acquisition cost to obtain proprietary software provided by a third party, which is recorded under property, machinery and equipment. The Group has adopted Statement of Position ("SOP") 98-1: "Accounting for the costs of Computer Software Developed or Obtained for Internal use," which requires the Group to capitalize certain internal use software purchased from third parties. Software costs are capitalized when they relate to products under development and which have reached technological feasibility. Capitalization ceases as the production of the products associated with the software has started and thereafter, the capitalized software is amortized on a straight-line basis over an estimated useful life of six years. Management reviews and evaluates the recoverability of the capitalized software periodically by reference to certain external factors, including, but not limited to, anticipated future revenue of the product and changes in technology.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)

d. Property, machinery and equipment, construction-in-progress and investments in land (Cont'd)

         Construction-in-progress represents land costs as well as factory and office buildings under construction. The Group capitalizes interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34:
         "Capitalization of Interest Cost."

         Investment in land represent land held by the Group for future development of factory and office buildings.

         The Group accounts for property, machinery and equipment, construction-in-progress and investment in land in accordance with SFAS No. 121: "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" which requires impairment loss to be recognized on the long-lived assets when the sum of expected future cash flows (undiscounted and without interest charges) resulted from the use of the asset and its eventual disposition is less than the carrying amount of the assets. Otherwise, an impairment loss is not recognized. Measurement of the impairment loss for long-lived assets is based on the fair value of the assets.

e.       Convertible debentures

         The Company accounts for convertible debentures issued during the year ended December 31, 2000 in accordance with Accounting Principles Board Opinions No. 14: "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants," Emerging Issues Task Force Issue ("EITF") Issue No. 98-5: "Accounting for Convertible Securities with Beneficial Conversion Features or Continently Adjustable Conversion Ratios" and EITF Issue No. 00-27: "Application of EITF Issue No. 98-5 to Certain Convertible Debentures."

         The proceeds obtained from the issuance of convertible debentures are allocated between the convertible debentures and the attached detachable warrants based on the relative fair values of the two securities, at the time of issuance, with the portion applicable to the warrants being debited as a discount to convertible debenture and credited to the additional paid-in capital. The embedded beneficial conversion feature of the convertible debenture is recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature as a discount to convertible debentures and as a credit to additional paid-in capital.

         Discounts of convertible debentures were amortized over the term of the convertible debentures using the effective interest rate method and the amount amortized were recognized as interest expense. Any unamortized discounts remaining at the date of conversion of convertible debentures will be recognized as interest expense in the period the conversion takes place.

         The Company capitalizes direct costs incurred for the issuance of convertible debentures as debt issuance costs. Debt issuance costs are amortized over the term of the convertible debentures using the effective interest rate method and the amount amortized were recognized as debt issuance expense. Any unamortized debt issuance costs remaining at the date of conversion of convertible debentures will be recognized as debt issuance expense in the period the conversion takes place.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)

f.       Sales recognition

         The Group recognizes sales in accordance with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements".

         Sales represent (i) the invoiced value of goods, net of value-added tax ("VAT"), supplied to customers, and (ii) machinery rental. Sales are recognized upon delivery of goods and passage of title to customers and machinery rental is recognized as it accrues.

         All of the Group's sales made in Mainland China are subject to Mainland Chinese value-added tax at a rate of 17% ("output VAT"). Such output VAT is payable after offsetting VAT paid by the Group on purchases ("input VAT").

g.       Advertising costs

         Costs incurred for producing and communicating advertising are generally expensed when incurred.

h.       Research and development expenditures

         Research and development expenses are charged to expenses as incurred.

i.       Income taxes

         The Group accounts for income tax under the provisions of SFAS No. 109:
         "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax is provided using the liability method and is recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

j.       Operating leases

         Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expenses on a straight-line basis over the period of the relevant leases.

k.       Foreign currency translation

         The Company's functional currency is in United States dollars (US$) as majority of its financing and cash is denominated in US$. All other companies within the Group consider Renminbi ("Rmb") to be their functional currency as most of their business activities are based in Renminbi. Aggregate gain (loss) from foreign currency transactions (that is, non-US$ translation of the Company and non-Rmb translation of other companies in the Group) are included in the statements of operations and were amounted to approximately Rmb10,000, Rmb(8,000) and Rmb2,363,000 for the years ended December 31, 1998, 1999 and 2000.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)

k.       Foreign currency translation  (Cont'd)

         The translation of the Company's financial statements into Renminbi is performed for balance sheet accounts using the closing exchange rate in effect at each of the balance sheet dates and for revenue and expense accounts using the average exchange rate during each reporting period. Gains and losses resulting from translation are included in shareholders' equity separately as cumulative translation adjustments.

l.       Comprehensive income

         The Group has adopted SFAS No. 130: "Reporting Comprehensive Income" which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in financial statements for the period in which they are recognized. The Group has presented comprehensive income, which encompasses net income and currency translation adjustments, in the statements of operations and comprehensive income.

m.       Earnings per common share

         Earnings per common share is computed in accordance with SFAS No. 128:
         "Earnings Per Share," by dividing the net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures to the extent such instruments were dilutive during the period.

n.       Stock-based compensation

         The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25: "Accounting for Stock Issued to Employees." Pro forma disclosures were made assuming hypothetical fair value method application as prescribed by Statement of Financial Accounting Standards No. 123: "Accounting for Stock-Based Compensation."

         The Company accounts for stock options and warrants issued to external consultants in accordance with the recognition provisions of SFAS No.123, EITF 01-01: "Accounting for a Convertible Instrument Granted or Issued to a Nonemployee for Goods or Services or a Combination of Goods or Services and Cash" and EITF 96-18: "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The Company values stock options and warrants issued based on Black-Scholes option-pricing model and recognizes this value over the period in which the options vest.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Cont'd)

o.       Financial instruments

         The Company accounts for financial instruments under the provisions of SFAS No. 133: "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivative financial instruments be recognized in the financial statements and maintained at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS 133 did not have a material impact on the Company's financial position or its results of operations because the Company does not currently hold any derivative financial instruments and does not engage in hedging activities.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         Cash and bank deposits and short-term borrowings

         The carrying amounts approximate fair values because of the short maturity of those instruments.

         Long-term payable and convertible debentures

         The fair value is estimated based on the quoted market prices for the same or similar issues.

         The carrying amount and fair value of the Group's financial instruments at December 31, 1999 and 2000:

                                                Carrying amount                       Fair value
                                     ----------------------------------   ----------------------------------
                                        1999             2000               1999              2000
                                     ----------  ----------------------   ---------  -----------------------
                                      Rmb'000     Rmb'000      US$'000     Rmb'000     Rmb'000     US$'000
         Cash and bank deposits           2,870      33,490       4,045       2,870       33,490       4,045
         Pledged bank deposits           33,367      75,433       9,110      33,367       75,433       9,110
         Short-term borrowings          103,270     170,443      20,585     103,270      170,443      20,585
         Long-term payable                7,501       7,330         885       7,501        7,330         885
         Convertible debentures              --      36,706       4,443          --       36,706       4,443

p.       Cash equivalents

         Highly liquid investments with maturity of three months or less at the time of acquisition are considered cash equivalents.

q.       Use of estimates and assumptions

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

4.       FOREIGN CURRENCY TRANSLATION

Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2000 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

5.       ACCOUNTS RECEIVABLE

Accounts receivable consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Trade receivables
    -  Sales                                                   221,794            304,480              36,773
    -  Machinery rental                                          1,398                273                  33
                                                       ---------------    ---------------     ---------------

                                                               223,192            304,753              36,806

Less: Allowance for doubtful accounts                          (10,163)           (22,126)             (2,672)
                                                       ---------------    ---------------     ---------------

Accounts receivable, net                                       213,029            282,627              34,134
                                                       ===============    ===============     ===============



6.       INVENTORIES

Inventories consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Raw materials                                                   21,573             24,863               3,003
Work-in-process                                                 14,362              8,281               1,000
Finished goods                                                  31,352             46,956               5,671
                                                       ---------------    ---------------     ---------------

                                                                67,287             80,100               9,674
                                                       ===============    ===============     ===============

7.       PREPAID EXPENSES

Prepaid expenses consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Prepaid advertising costs                                          511              8,562               1,034
Prepayments for research and development projects                  721                 16                   2
Others                                                             596                486                  58
                                                       ---------------    ---------------     ---------------

                                                                 1,828              9,064               1,094
                                                       ===============    ===============     ===============


8.       OTHER CURRENT ASSETS

Other current assets consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Deposits for purchase of raw materials                           2,752              2,077                 251
Deposits for purchase of property, machinery and
    equipment                                                      658              1,543                 186
Utility deposits                                                   188                225                  27
Deferred stock compensation costs                                4,464                 --                  --
Advances to sales agents                                           413                365                  44
Other advances                                                   1,543                617                  75
Interest receivable                                                561                 --                  --
                                                       ---------------    ---------------     ---------------

                                                                10,579              4,827                 583
                                                       ===============    ===============     ===============

9.       PROPERTY, MACHINERY AND EQUIPMENT

Property, machinery and equipment consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Land use rights                                                  5,364             42,151               5,091
Buildings                                                        6,896            126,679              15,299
Machinery, equipment and software                               60,226             71,389               8,622
Furniture and office equipment                                  12,950             14,597               1,763
Motor vehicles                                                   6,337             14,415               1,741
                                                       ---------------    ---------------     ---------------

                                                                91,773            269,231              32,516

Less: Accumulated depreciation                                 (37,936)           (50,539)             (6,104)
                                                       ---------------    ---------------     ---------------

Property, machinery and equipment, net                          53,837            218,692              26,412
                                                       ===============    ===============     ===============


Land and buildings are located in Mainland China, where private ownership of land is not allowed. Rather, entities acquire the right to use land for a designated term. As of December 31, 2000, the land use rights consisted of two parcels of land with net book value of approximately Rmb36,787,000 held under land use rights of 44 to 48 years expiring in June 2042 and July 2048, respectively. Another parcel of land with net book value of approximately Rmb5,353,000 of which the Group was still in the progress of applying the land use right.

Capitalized software represents acquisition cost to obtain proprietary software provided by a third party, which is recorded under machinery, equipment and software.

Certain property, machinery and equipment of the Group with net book value of approximately Rmb41,313,000 were pledged as collaterals for certain of the Group's short-term borrowings (see Notes 13 and 27).



10.      CONSTRUCTION-IN-PROGRESS

Construction-in-progress represents factory and office buildings and construction and consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Land                                                           127,595                 --                  --
Construction costs                                              71,764             17,869               2,158
Interest capitalized                                             1,610                 --                  --
                                                       ---------------    ---------------     ---------------

                                                               200,969             17,869               2,158
                                                       ===============    ===============     ===============

11.      INVESTMENT IN LAND

Investments in land consists of two parcels of land located in Mainland China held under land use rights of 48 to 49 years expiring in August 2049 and March 2050, respectively. These parcels of land are held for future development of factory and office buildings to support expansion of the Group's business and operation. As of December 31, 2000, the Group did not have definite development plan.

One parcel of land with carrying amount of approximately Rmb93,431,000 was recorded as construction-in-progress as of December 31, 1999. During the year ended December 31, 2000, management considered this parcel of land should be reclassified as investment in land to better reflect the nature of the land.

Land with carrying amount of approximately Rmb49,300,000 was pledged as collateral for certain of the Group's short-term borrowings (see Notes 13 and 27).



12.      DEBT ISSUANCE COSTS

Debt issuance costs consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Costs in connection with the issuance of
    convertible debentures
    -  Legal and other direct costs                                 --              6,787                 820
    -  Bonus shares issued to external consultants
          (Note 19)                                                 --              1,515                 183
    -  Warrants issued to external consultants
          (Note 20.b.iv)                                            --              9,569               1,155
                                                       ---------------    ---------------     ---------------

                                                                    --             17,871               2,158

Less: Accumulated amortization (Note 17.c)                          --             (9,637)             (1,164)
                                                       ---------------    ---------------     ---------------

Debt issuance costs, net                                            --              8,234                 994
                                                       ===============    ===============     ===============

13.      SHORT-TERM BORROWINGS

Short-term borrowings consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Bills payable                                                   31,460             47,543               5,742
Bank loans                                                      70,560             85,900              10,374
Other bank borrowings - discounted bills                            --             37,000               4,469
Other loans                                                      1,250                 --                  --
                                                       ---------------    ---------------     ---------------

                                                               103,270            170,443              20,585
                                                       ===============    ===============     ===============


Bills payable is a form of bank borrowings with payment term of 90 days and are non-interest bearing unless they become trust receipts loans which bear interest at LIBOR plus 2% per annum as of December 31, 2000. The weighted average interest rate on bank loans was 7.11% per annum and 6.31% per annum, respectively, as of December 31, 1999 and 2000.

During the year ended December 31, 2000, the Group issued certain bills to a related company. The related company discounted the bills with a bank and remitted the cash to the Group immediately. The Group records this type of financing as other bank borrowings - discounted bills, which are repayable in 180 days and bear weighted average interest at 3.58% per annum as of December 31, 2000.

As of December 31, 2000, the bills payables and other bank borrowings - discounted bills are secured by pledged bank deposits of approximately Rmb46,462,000. The bank loans are secured by pledged bank deposits approximated Rmb28,971,000, property, machinery and equipment of approximately Rmb41,313,000 (see Note 9) and a parcel of land recorded under investment in land with a net book value of approximately Rmb49,300,000 (see Note 11), pledged bank deposits of Mr. Rui Lin Wu of approximately Rmb16,050,000, a personal guarantee provided by Mr. Rui Lin Wu, and a corporate guarantee provided by a related company (see
Note 27).



14.      OTHER PAYABLES

Other payables consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000

Long-term payable - current portion (Note 16)                    1,000              1,000                 121
Payable for purchase of land                                     8,900                200                  24
Payable for construction work of factories                          --             10,921               1,318
Payable for purchase of machinery, equipment and
    software                                                     3,368              4,666                 564
Payable for operating lease rental                               1,200                104                  13
Refundable deposits                                                700                 --                  --
Others                                                           1,269                207                  25
                                                       ---------------    ---------------     ---------------

                                                                16,437             17,098               2,065
                                                       ===============    ===============     ===============

15.      ACCRUED LIABILITIES

Accrued liabilities consists of:

                                                             1999                        2000
                                                       ---------------    -----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Accrual for operating expenses
    -  Salaries                                                  2,750              3,916                 473
    -  Advertising expenses                                        582                504                  61
    -  Others                                                    1,228                949                 115
Provision for staff benefit*                                     3,634              3,280                 396
Provision for staff welfare fund**                               3,107              3,643                 440
                                                       ---------------    ---------------     ---------------

                                                                11,301             12,292               1,485
                                                       ===============    ===============     ===============


* Provision for staff benefit is provided at 17.5% of total salary expenses of QXTI. The provision for staff benefit is used for employees' welfare, employees' education and workers' association.

** Staff welfare fund is a discretionary fund provided at 1% of the statutory after-tax profit of QXTI and is used for employees' welfare.



16.      LONG-TERM PAYABLE

Long-term payable represents the balance of land costs, and is repayable by nineteen annual installments of Rmb1,000,000 over nineteen years, except for the last installment payable due in December 2017 amounting to approximately Rmb1,388,000. The repayment installments are summarized as follows:

                                                          1999                         2000
                                                       ------------      ----------------------------------
                                                           Rmb'000            Rmb'000             US$'000
Payable during the following period:
    -  2000                                                   1,000                  --                  --
    -  2001                                                   1,000               1,000                 121
    -  2002                                                   1,000               1,000                 121
    -  2003                                                   1,000               1,000                 121
    -  2004                                                   1,000               1,000                 121
    -  Years subsequent to 2004                              13,388              13,388               1,616
                                                       ------------       -------------       -------------

Total minimum lease payments                                 18,388              17,388               2,100

Less: interest imputed at market rate                        (9,887)             (9,058)             (1,094)
                                                       ------------       -------------       -------------

Present value of minimum lease payments                       8,501               8,330               1,006

Current portion (Note 14)                                    (1,000)             (1,000)               (121)
                                                       ------------       -------------       -------------

Long-term payable                                             7,501               7,330                 885
                                                       ============       =============       =============

17.      CONVERTIBLE DEBENTURES

On June 2, 2000, the Company issued convertible debentures with aggregated face value of US$10,000,000, together with 360,000 detachable warrants, for US$10,000,000 (equivalent to Rmb 82,745,000 based on exchange rate of US$1 = Rmb8.2745).

The 360,000 detachable warrants are exercisable during a period from June 2, 2000 to May 25, 2005. Each warrant is entitled to subscribe for one common stock of the Company at an exercise price of US$24.38 per share before November 29, 2000 and thereafter at an exercise price of US$8.49 per share, representing 110% of the average of the closing bid prices of the Company's common stock over five trading days prior to November 29, 2000.

The convertible debentures bears zero interest rate and are due for repayment on December 31, 2004. They are convertible into common stocks of the Company according to the following basis:

i) During the period from June 2, 2000 to July 12, 2000, the entire face value of the debentures, US$10,000,000, were convertible at a conversion price of US$25 per share;

ii) During the period from July 13, 2000 to October 9, 2000, one-third of the face principal of the debentures, US$3,333,333, were convertible at a conversion price of the lower of US$25 or 87% of the average of the two lowest closing bid prices of the common stock over 15 trading days prior to the conversion date, subject to a floor price of US$5;

iii) During the period from October 10, 2000 to January 7, 2001, two-thirds of the face principals of the debentures, US$6,666,667, were convertible at a conversion price of the lower of US$25 or 87% of the average of the two lowest closing bid prices of the common stock over 15 trading days prior to the conversion date, subject to a floor price of US$5 up to November 19, 2000;

iv) During the period from January 8, 2001 to December 31, 2004, the remaining unconverted face principal of the debentures are convertible at a conversion price at the lower of US$25 or 87% of the average of the two lowest closing bid prices of the common stock over 15 trading days prior to the conversion date, without minimum price.

v) Upon maturity of the convertible debentures on December 31, 2004, any outstanding face principals has to be redeemed in the form of common stock of the Company at the conversion price of the lower of US$25 or 87% of the average of the two lowest closing bid prices of the common stock over 15 trading days prior to December 31, 2004 without minimum price.

vi) At all time during June 2, 2000 to December 31, 2004, the maximum number of common stocks held by the debentures holders, including the common stocks from redemption of the convertible debentures, cannot exceed 9.9% of the Company's outstanding common stocks.

Up to December 31, 2000, convertible debentures with a face value of US$4,784,000 (equivalent to Rmb39,570,000) were converted into 503,198 shares of common stock of the Company at an average conversion price of US$9.51 per share (see Note 19).

The movement of the balance of the debentures is as follows:

                                                           1999                         2000
                                                       ------------       ---------------------------------
                                                         Rmb'000             Rmb'000             US$'000
Face Value

Issued during the year                                           --              82,745              10,000
Converted to common stock (Note c)                               --             (39,570)             (4,784)
                                                       ------------       -------------       -------------

End of year                                                      --              43,175               5,216
                                                       ------------       -------------       -------------
Less: Discounts

Discounts arising from recording the fair value
    of the detachable warrants (Note a)                          --              11,250               1,358
Discounts arising from recording the intrinsic
    value of the beneficial conversion feature
    of the debentures (Note b)                                   --               2,832                 344
Less:    Accumulated amortization
             (Note c)                                            --              (7,613)               (919)
                                                       ------------       -------------       -------------

End of year                                                      --               6,469                 783
                                                       ------------       -------------       -------------

                                                                 --              36,706               4,433
                                                       ============       =============       =============


a. The proceeds obtained from the issuance of the convertible debentures and the detachable warrants are allocated between the two securities based on their respective fair values as computed using the Binomial option-pricing model and Black-Scholes option-pricing model, respectively, on the issue date of the debentures. In this connection, the share of face value of convertible debentures allocated to the warrants, of approximately Rmb11,250,000 (equivalent to US$1,358,000) has been recorded as a discount to the face value of the debentures and credited to additional paid-in capital.

b. This represents the intrinsic value of the beneficial conversion feature embedded into the debentures measured using the intrinsic value model in accordance with EITF Issue No 98-5 and 00-27. This intrinsic value has been recorded as a discount to the issue value of the debentures and has been credited to additional paid-in capital.

c. In connection with the conversion took place during the year ended December 31, 2000, the relevant portion of unamortized debt issuance cost and unamortized discounts of convertible debentures amounted to approximately Rmb8,053,000 (equivalent to US$973,000) and Rmb6,335,000 (equivalent to US$765,000) were recognized as expenses.

18.      SHAREHOLDERS' LOANS

These represent unsecured loans from Mr. Rui Lin Wu (held on trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company's shareholders. The loans are denominated in United States dollars and are non-interest bearing. The shareholders have agreed not to demand the Group for repayment before January 1, 2002. For financial reporting, interest expense of approximately Rmb648,000, Rmb575,000 and Rmb478,000 for the years ended December 31, 1998, 1999 and 2000, respectively, were imputed according to cost of borrowings in Mainland China, and were recorded as interest expense and shareholders' contribution.



19.      COMMON STOCK

In February 1999, the Company issued 1,600,000 shares of common stock, par value US$0.001 each, for cash consideration of US$5.50 per share through a public offering, and raised US$8,800,000 (equivalent to Rmb72,864,000 based on exchange rate of US$1 = RMB8.28).

In January 2000, the Company issued 833,334 shares of common stock, par value US$0.001 each, for cash consideration of US$12 per share through a placing arrangement with certain private institutional investors and raised US$10,000,000 (equivalent to Rmb82,745,000 based on exchange rate of US$1 = Rmb8.2745).

During the year, an aggregate of US$4,784,000 (equivalent to Rmb39,570,000 based on exchange rate of US$1 = Rmb8.2718) of the face value of the convertible debentures were converted into 503,198 shares of common stock of the Company at an average conversion price of US$9.51 per share (Note 17).

During the year, 16,667 and 8,000 shares of common stock were issued to certain external consultants in connection with the share placement and issuance of convertible debentures, respectively. The fair value of the 16,667 shares of approximately Rmb5,986,000 issued in connection with the share placement was recorded as a reduction to additional paid-in capital. The fair value of the 8,000 shares of approximately Rmb1,515,000 issued in connection with the issuance of convertible debentures was recorded as debt issuance costs.



20.      STOCK OPTIONS AND WARRANTS

a.       Stock Purchase Options

         The 1999 Stock Compensation Plan of the Company ("the Plan") allows for the issuance of either incentive stock options to employees, or non-qualified options to employees, directors and external consultants. A total of 2,000,000 common shares have been authorized and reserved for issuance under the Plan.

a)       Stock Purchase Options  (Cont'd)

         i)       Stock options to employees

                  For the year ended December 31, 1999, 680,000 incentive stock options were issued to certain employees at an exercise price of US$6.32 per share, exercisable during a five-year period commencing on November 2, 1999. During the year ended December 31, 2000, all of these incentive stock options were exercised at an exercise price of US$6.32 per share.

                  During the year ended December 31, 2000, 995,000 incentive stock options were issued to certain employees at an exercise price of US$15 per share, exercisable during a five-year period commencing on April 14, 2000.

                  The Company has elected to follow APB No. 25 to account for the incentive stock options granted to employees, under which the Company recognized no compensation expense as no employee options were granted at price below the market price on the grant dates. Had compensation expenses for the incentive stock options been recognized based on a fair value on the grant date in accordance with SFAS No. 123, the Company's pro forma net income and earnings per common share would have been as follows:

                                                                1999                         2000
                                                           ---------------   ---------------------------------
                                                              Rmb'000            Rmb'000           US$'000
                  Pro forma net income (loss)                       32,842           (40,625)           (4,906)
                  Pro forma earnings (loss) per share
                     - Basic                               Rmb        3.52   Rmb       (3.51)  US$       (0.42)
                     - Diluted                             Rmb        3.51               N/A               N/A
                                                           ===============   ===============   ===============

         ii)      Non-qualified stock options to external consultants

                  During the year ended December 31, 1999, 325,000 non-qualified stock options were issued to external consultants. The Company has adopted SFAS No. 123 to account for these non-qualified stock options. The fair value of these stock options amounted to approximately Rmb8,059,000 (equivalent to US$973,000), as computed using the Black-Scholes option-pricing model on the grant date, which were recognized as consultant expenses over the service period of the external consultants and in this connection, approximately Rmb3,595,000 and Rmb4,464,000 were recognized as expenses for the years ended December 31, 1999 and 2000, respectively.

b.       Stock Purchase Warrants

         i) In connection with the public offering of the Company's shares in February 1999, the Company granted common stock purchase warrants ("the Underwriter Warrants") to the underwriter to purchase up to 160,000 shares of the Company at an exercise price of $7.98 per share, exercisable during a five-year period commencing on February 19, 1999. During the year ended December 31, 2000, 152,000 of the Underwriter Warrants were exercised at an exercise price of US$7.98 each.

                  During the year ended December 31, 1999, the fair value of 160,000 common stock Underwriter Warrants amounted to approximately Rmb7,937,000 (equivalent to US$958,000), computed using the Black-Scholes option-pricing model on the grant date, which were recognized as stock issuance costs (i.e. reduction of proceeds of stock issuance).

         ii) On October 31, 1999, the Company issued 40,000 common stock purchase warrants to certain external consultants, at exercisable prices ranging from US$3.25 to US$5.50 per share, exercisable during a five-year period commencing on October 31, 1999. During the year ended December 31, 2000, 20,000 common stock purchase warrants were exercised at an exercise price of US$3.25 each.

                  The Company has adopted SFAS No. 123 to account for the stock purchase warrants granted to external consultants. The fair value of these warrants amounted to approximately Rmb1,033,000 (equivalent to US$125,000), as computed using the Black-Scholes option-pricing model on the grant date, which were recognized as consultant expense over the service period of the external consultants and in this connection, approximately Rmb1,033,000 and nil were recognized as expenses for the years ended December 31, 1999 and 2000, respectively.

         iii) In connection with the share placement of the Company in January 2000, the Company granted 360,000 warrants to the private institutional investors ("the Subscription Warrants") and 300,000 warrants to external consultants ("the Consultant Warrants I"). Each warrant can subscribe for one common stock in the Company at an exercise price of US$46.96 per share, and is exercisable for the period from January 7, 2000 to December 31, 2004. In accordance with the warrant agreement, the exercise price was reset to US$20.76 representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to July 10, 2000.

                  During the year ended December 31, 1999, there was no financial impact for the Subscription Warrants and the Consultant Warrants I as these warrants were exercisable subsequent to December 31, 1999.

                  During the year ended December 31, 2000, the fair value of the total of 660,000 common stock Subscription Warrants and Consultant Warrants I amounted to approximately Rmb53,593,000 (equivalent to US$6,475,000), as computed using the Black-Scholes option-pricing model on the grant date, which were recognized as stock issuance costs (i.e. reduction of proceeds of stock issuance).

b.       Stock Purchase Warrants  (Cont'd)

         iv) In connection with the issuance of convertible debentures of the Company in June 2000, the Company granted 360,000 warrants to the debenture holders ("the Detachable Warrants") and 300,000 warrants to external consultants ("the Consultant Warrants II"). Each warrant can subscribe one common stock in the Company at an exercise price of US$24.38 per share, and is exercisable for the period from June 2, 2000 to May 25, 2005. In accordance with the warrant agreement, the exercise price was reset to US$8.49, representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to November 29, 2000.

                  The fair value of the 360,000 Detachable Warrants amounted to approximately Rmb9,272,000 (equivalent to US$1,120,000) as computed using Black-Scholes option-pricing model on the grant date, which had been applied for allocating the face value of the convertible debenture into value of the Detachable Warrants and value of the debenture. In this connection, approximately Rmb11,250,000 (equivalent to US$1,358,000) of the face value of convertible debentures was allocated to value of the Detachable Warrants, which was recorded as a discount to the face value of the debentures and credited to additional paid-in capital.

                  The fair value of 300,000 common stock Consultant Warrants II granted to financial consultants amounted to approximately Rmb9,569,000 (equivalent to US$1,155,000), as computed using the Black-Scholes option-pricing model on the grant date, which has been recognized as debt issuance costs and credited to additional paid-in capital, respectively.

Changes in outstanding stock options and warrants during the year ended December 31, 1999 and 2000 were as follows:

                                                                      No. of stock           Weighted
                                                                        options/              average
                                                                        warrants           exercise price
                                                                     --------------      ------------------
                                                                                                 US$
Outstanding, as of December 31, 1998                                             --                --
Granted at market price in 1999                                           1,865,000             20.80
                                                                     --------------

Outstanding, as of December 31, 1999                                      1,865,000             20.80
Granted at market price in 2000                                           1,655,000             12.40
Exercised in 2000                                                        (1,177,000)             6.48
                                                                     --------------

Outstanding, as of December 31, 2000                                      2,343,000             14.68
                                                                     ==============

Exercisable, as of December 31, 2000                                      2,343,000             14.68
                                                                     ==============

Exercisable, as of December 31, 1999                                      1,205,000*             6.48
                                                                     ==============

* The 660,000 warrants granted in connection with the placement of shares in the Company were only exercisable upon the successful share placement of the Company in January 2000 (see Note 20.b.iii)

The following table summarizes information about stock options and warrants described above that are outstanding and exercisable at December 31, 2000:

                                 Options and warrants outstanding and exercisable
---------------------------------------------------------------------------------------------------------------
                                        Weighted-average exercise price          Weighted-average remaining
         Options/warrants                      per option/warrant                 contractual life (years)
------------------------------------    ---------------------------------     ---------------------------------
               995,000                                 15.00                                  4.28
                 8,000                                  7.98                                  3.13
                20,000                                  5.50                                  3.84
               660,000                                 20.76                                  4.00
               660,000                                  8.49                                  4.41
             ---------                                 -----                                  ----

             2,343,000                                 14.68                                  4.23
             =========                                 =====                                  ====

The weighted average fair value of the common stock purchase options and warrants on the grant dates were as follows:

                                                                 1999           2000
                                                             ------------   ------------
                                                                  US$           US$
Stock options granted under the Plan                                 2.99           7.78
The Underwriter Warrants                                             5.99             --
Stock warrants granted to external consultants on
   October 31, 1999                                                  3.12             --
Subscription Warrants                                                  --           9.81
Detachable Warrants                                                    --           3.85
Consultant Warrants I                                                  --           9.81
Consultant Warrants II                                                 --           3.85
                                                             ============   ============

The fair values were computed based on the following weighted average assumptions:

                                                                 1999           2000
                                                             ------------   ------------
                                                                  US$           US$
Risk-free interest rate                                              5.81%          5.53%
Expected dividend yield                                              0.00%          0.00%
Expected option life                                           5.00 years     4.99 years
Expected stock price volatility                                    291.27%         21.14%
                                                             ============   ============


The weighted average fair value of common stock purchase options and warrants granted using the Black-Scholes option-pricing model for the year ended December 31, 1999 and 2000 respectively are as follows:

                                                                 1999           2000
                                                             ------------   ------------
                                                                  US$           US$
Weighted average fair value of options and warrants                  3.39           7.24
                                                             ============   ============

21.      INCOME TAXES

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company and Qiao Xing Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The Company also registered in Hong Kong as a branch office and subject to Hong Kong income taxes at a rate of 16%. At present, substantially all of the Group's income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It is exempted from state income tax and local income tax for three years starting from January 1, 1994, and then is subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday of state income tax has expired on January 1, 1999 and thereafter QXTI only has full exemption in local income tax for the years ended December 31, 1999 and 2000. If the tax holiday of QXTI had not existed, the Group's income tax expenses (net of minority interests) would have been increased by approximately Rmb8,792,000, Rmb2,632,000 and Rmb2,351,000 for the year ended December 31, 1998, 1999 and 2000. Basic earnings per common share would have been approximately Rmb4.85, Rmb5.04 and Rmb1.24 for the years ended December 31, 1998, 1999 and 2000 and diluted earnings per common share would have been approximately Rmb4.85, Rmb5.04 and Rmb1.21 for the years ended December 31, 1998, 1999 and 2000.

Provision for income tax consists of:


                                          1998               1999                        2000
                                    ----------------   -----------------  ------------------------------------
                                        Rmb'000            Rmb'000            Rmb'000             US$'000
Mainland Chinese income tax
    -  current                                 7,900              21,056             18,809              2,272
    -  deferred                                   --                (758)            (2,210)              (267)
                                    ----------------   -----------------  -----------------   ----------------

                                               7,900              20,298             16,599              2,005
                                    ================   =================  =================   ================

The reconciliation of Mainland China statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations is as follows:

                                                        1998           1999           2000
                                                     ----------     ----------     ----------
Mainland Chinese statutory income tax rate                 27.0%          27.0%          27.0%
Effect of tax holiday                                     (16.0%)         (3.3%)         (6.6%)
Non-deductible activities                                   1.8%           2.7%          30.2%
Increase in valuation allowance                              --            0.1%           1.8%
Effect of income tax rate of the Company and
    QXTI                                                     --            0.1%           1.5%
Others                                                      0.2%            --           (3.3%)
                                                     ----------     ----------     ----------

Effective income tax rate                                  13.0%          26.6%          50.6%
                                                     ==========     ==========     ==========

Deferred income tax assets reflected the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the balance sheet as of December 31, 1999 and 2000 were as follows:


                                                                1999                         2000
                                                           ---------------   ---------------------------------
                                                              Rmb'000            Rmb'000           US$'000
Write-off of obsolete and slow-moving
    inventories                                                        758             2,303               278
Provision for doubtful account receivable                               --               665                81
Loss carryforwards                                                      89               670                81
                                                           ---------------   ---------------   ---------------

                                                                       847             3,638               440

Valuation allowance                                                    (89)             (670)              (81)
                                                           ---------------   ---------------   ---------------

Deferred income tax assets, net                                        758             2,968               359
                                                           ===============   ===============   ===============


Valuation allowance of approximately Rmb89,000 and Rmb670,000 were established as of December 31, 1999 and 2000, respectively, for the deferred income tax assets related to loss carryforwards of the Company. The Company's management did not believe it was more likely than not that it would generate a sufficient level of taxable income in the foreseeable future to utilize all the loss carryforwards of the Company.

Management believes that it will obtain the full benefit of other deferred income tax assets on the basis of its evaluation of the Group's anticipated profitability over the period of years that the temporary differences are expected to become tax deductions. It believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets.

Taxation payable comprised:

                                                                1999                         2000
                                                           ---------------   ---------------------------------
                                                              Rmb'000            Rmb'000           US$'000
Mainland Chinese value-added tax                                    67,168            73,608             8,890
Mainland Chinese income tax                                         35,522            54,331             6,562
                                                           ---------------   ---------------   ---------------

                                                                   102,690           127,939            15,452
                                                           ===============   ===============   ===============




22.      DISTRIBUTION OF INCOME

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

Dedicated reserves include statutory surplus reserve and discretionary surplus reserve. Pursuant to the Notice [1995] 31 issued by Ministry of Finance on August 24, 1995 ("the Notice") and QXTI's articles of association, provision of these reserves are recommended by QXTI's board of directors. For the years ended December 31, 1998, 1999 and 2000, QXTI appropriated 2% of its statutory after-tax profit to each of the statutory surplus reserve and the discretionary surplus reserve. The statutory surplus reserve can only be utilized to offset prior years' losses or for capitalization as paid-in capital, whereas the discretionary surplus reserve can be utilized for QXTI's future development or capitalization as paid-in capital.

Pursuant to the Notice and QXTI's articles of association, QXTI appropriated 1% of its statutory after-tax profit for the years ended December 31, 1998, 1999 and 2000 to the staff welfare fund which shall be utilized for collective staff benefits such as building of staff quarters or housing. No distribution shall be made other than on liquidation of QXTI. In the financial statements prepared under generally accepted accounting principles in the United States of America ("US GAAP"), amounts appropriated to staff welfare fund were charged against income and the related provisions are reflected as accrued liabilities in the consolidated balance sheets.

Unappropriated profit is to be carried forward as retained earnings for future distribution. The amount of profit available for distribution to the shareholders will be determined based on the lower of the unappropriated profit as reported under Mainland Chinese GAAP and under US GAAP.

Analysis of the appropriations of profit in the financial statements prepared under Mainland Chinese GAAP and under US GAAP is as follows:

                                                1999                            2000
                                    ----------------------------    ----------------------------
                                      Mainland                        Mainland
                                    Chinese GAAP      US GAAP       Chinese GAAP      US GAAP
                                    ------------    ------------    ------------    ------------
                                       Rmb'000         Rmb'000         Rmb'000         Rmb'000
Income after tax but before
   minority interests                     57,009          56,068          51,745          29,071

Minority interests                        (5,971)         (6,365)         (5,600)         (5,600)
                                    ------------    ------------    ------------    ------------

Income after minority
   interests                              51,038          49,703          46,145          23,471

Transfer to statutory
   surplus reserve                        (1,157)         (1,157)           (966)           (966)

Transfer to discretionary
   surplus reserve                        (1,157)         (1,157)           (966)           (966)

Transfer to staff welfare
   fund, under Mainland
   Chinese GAAP (Note 15)                   (643)             --            (536)             --
                                    ------------    ------------    ------------    ------------

Unappropriated profit for
   the year                               48,081          47,389          43,677          21,539

Retained earnings, beginning
   of year                               148,564         145,052         196,645         192,441
                                    ------------    ------------    ------------    ------------

Retained earnings, end of
   year                                  196,645         192,441         240,322         213,980
                                    ============    ============    ============    ============

The reconciliation of the Group's consolidated retained earnings (representing unappropriated profit) as of December 31, 1999 and 2000 as reported under Mainland Chinese GAAP and under US GAAP is as follows:

                                                                1999                         2000
                                                           ---------------   ---------------------------------
                                                              Rmb'000            Rmb'000           US$'000
Retained earnings, under Mainland Chinese GAAP                     196,645           240,322            29,024

Amounts not recorded in the statutory accounts
    prepared under Mainland Chinese GAAP:
    -  Deferred tax asset                                              758                --                --
    -  Stock-based compensation cost                                (4,628)           (9,092)           (1,098)
    -  Amortization of debt issuance costs                              --            (9,637)           (1,164)
    -  Amortization of discount of convertible
          debentures                                                    --            (7,613)             (919)

Share by minority interests of the reconciling
    items                                                              (76)               --                --

Others                                                                (258)               --                --
                                                           ---------------   ---------------   ---------------

Retained earnings, under US GAAP                                   192,441           213,980            25,843
                                                           ===============   ===============   ===============



23.      EARNINGS PER COMMON SHARE

The following represents a reconciliation from basic earnings per common share to diluted earnings per common share:

                                         1998               1999                          2000
                                  ------------------  ------------------  --------------------------------------
                                       Rmb'000             Rmb'000             Rmb'000             US$'000
Net income                                    47,263              49,703              23,471               2,835
                                  ==================  ==================  ==================   =================

                                         '000                '000                '000                '000

Weighted average common
    shares - basic                             7,936               9,333              11,572              11,572
Effect of dilutive stock
    options and warrants                          --                  11                 306                 306
                                  ------------------  ------------------  ------------------   -----------------

Weighted average common
    shares - diluted                           7,936               9,344              11,878              11,878
                                  ==================  ==================  ==================   =================

Earnings per common share
    -  Basic                      Rmb           5.96  Rmb           5.33  Rmb           2.03   US$          0.24
                                  ==================  ==================  ==================   =================

    -  Diluted                    Rmb           5.96  Rmb           5.32  Rmb           1.98   US$          0.24
                                  ==================  ==================  ==================   =================

24.      RETIREMENT PLAN

The Group's employees in Mainland China are all employed by QXTI. As stipulated by Mainland Chinese regulations, QXTI maintains a defined contribution retirement plan for all of its employees who are residents of Mainland China. All retired employees of QXTI are entitled to an annual pension equal to their basic annual salary upon retirement. QXTI contributed to a state sponsored retirement plan approximately 15% of the basic salary of its employees up to June 30, 1998 and approximately 21.8% of the basic salary of its employees thereafter, and has no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees. QXTI's contributions for the years ended December 31, 1998, 1999 and 2000 were approximately Rmb49,000, Rmb69,000 and Rmb897,000, respectively.



25.      COMMITMENTS

a.       Capital commitments

         Capital commitments not provided for in the financial statements were analyzed as follows:

                                                         1999                          2000
                                                   -----------------   -------------------------------------
                                                       Rmb'000             Rmb'000              US$'000
        Authorized and contract for
            -  property, machinery and
                 equipment                                       808               8,962               1,082
            -  capital contribution of Huizhou
                 Qiao Xing-Hyundai System
                 Communication Equipment Co.,
                 Ltd. and Qiao Xing Mobile
                 Telecommunication Co., Ltd.                      --             118,438              14,304
                                                   -----------------   -----------------   -----------------

                                                                 808             127,400              15,386
                                                   =================   =================   =================

b.       Operating lease commitments

         The Group has various operating lease agreements for factory and office premises, which extend through September 2002. Rental expenses for the years ended December 31, 1998, 1999 and 2000 were approximately Rmb3,139,000, Rmb3,233,000 and Rmb1,072,000, respectively. Future minimum rental payments as of December 31, 2000, under agreements classified as operating leases with non-cancelable terms in excess of one year, are as follows:

                                                                         Rmb'000                US$'000
                                                                    ------------------     ------------------
        Payable during the following period
            -  Within one year                                                   1,124                    136
            -  Over one year but not exceeding two years                         1,261                    152
                                                                    ------------------     ------------------

                                                                                 2,385                    288
                                                                    ==================     ==================

26.      SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

a.       Non-cash transactions

         For the year ended December 31, 1998, 1999 and 2000, imputed interest on shareholders' loans of approximately Rmb648,000, Rmb575,000 and Rmb478,000, respectively, were recorded as shareholders' contribution and credited to additional paid-in capital.

         For the year ended December 31, 1999, the fair value of Underwriter Warrants amounted to approximately Rmb7,937,000 has been recognized as stock issuance costs, and the fair value of stock options and warrants granted to external consultants amounted to approximately Rmb4,628,000 and Rmb4,464,000, respectively, has been recognized as operating expense and deferred compensation cost.

         For the year ended December 31, 2000, the aggregate fair value of Subscription Warrants, Consultants Warrants I and 16,667 bonus shares of common stock issued in connection with the share placement in January 2000 amounted to approximately Rmb59,579,000, and has been recognized as stock issuance costs with the respective amount credited to additional paid-in capital.

         For the year ended December 31, 2000, the aggregate fair value of Consultants Warrants II and 8,000 bonus shares of common stock issued in connection with the issuance of convertible debentures in June 2000 amounted to approximately Rmb15,334,000, and has been recognized as debt issuance costs with the respective amount credited to additional paid-in capital.

         For the year ended December 31, 2000, the share of face value of convertible debentures allocated to the Detachable Warrants and the fair value of the intrinsic value of beneficial conversion feature of the convertible debentures amounted to approximately Rmb22,648,000, and has been recognized as a discount of the carrying amount of the convertible debentures with respective amount credited to additional paid-in capital.

         For the year ended December 31, 2000, a total of US$4,784,000 convertible debentures have been converted into common stock and in this connection, a total of 503,198 shares of common stock has been issued to debenture holders.

b.       Interest (paid) received

                                                  1998             1999                    2000
                                             ---------------  ---------------  -------------------------------
                                                 Rmb'000          Rmb'000         Rmb'000          US$'000
         Interest paid, including amount
             capitalized as
             construction-in-progress                 (5,219)          (5,846)         (7,129)            (861)
         Interest received                               287            1,981           2,061              249
                                             ===============  ===============  ==============  ===============

27.      BANKING FACILITIES

As of December 31, 2000, the Group had banking facilities of approximately Rmb170,443,000 for loans and trade financing. All of the Group's banking facilities were used as of December 31, 2000. These banking facilities were secured by:

a.       the Group's pledged bank deposits of approximately Rmb75,433,000;

b. the Group's property, machinery and equipment and land recorded under investments in land with carrying amount of approximated Rmb41,313,000 and Rmb49,300,000, respectively;

c. pledged bank deposits of Mr. Rui Lin Wu, a director of the Company, amounted to approximately Rmb16,050,000;

d.       a personal guarantee provided by Mr. Rui Lin Wu; and

e.       a corporate guarantee provided by a related company.



28.      RELATED PARTY TRANSACTIONS

Name and relationship of related parties:

                 Name of related parties                           Existing relationship with the Company
----------------------------------------------------------    -------------------------------------------------
Mr. Zhi Jian Wu Li                                            The major shareholder
Mr. Rui Lin Wu                                                Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu                                               Director and brother of Mr. Zhi Jian Wu Li
Ms. Mei Lian Li                                               Director and wife of Mr. Zhi Yang Wu
Mr. Zhi Zhong Wu                                              Brother of Mr. Zhi Jian Wu Li
Ms. Qing Li                                                   Wife of Mr. Rui Lin Wu
Ms. Hong Ling Deng                                            Friend of Mr. Rui Lin Wu
Ms. Zhen Yin Su                                               Friend of Mr. Rui Lin Wu
Mr. Zhong Ai Li                                               Director
Mr. Guo Liang Zhang                                           Director
Ms. Lin Rang Yang                                             Director
Mr. Zhi Fong Zhang                                            Director
Mr. Zi Shu Huang                                              Director
Wu Holdings Limited                                           Intermediate holding company
Exquisite Jewel Limited                                       Minority shareholder
Metrolink Holdings Limited                                    Minority shareholder
Specialist Consultants Limited                                Minority shareholder
Ben Xing Telecommunication Component Limited                  Common director
Jia Xing Electronic Supplies Company Limited                  Common director
Qiao Xing Commercial Limited                                  Common director
Qiao Xing Electronic Holdings Company Limited                 Common director
Qiao Xing Group Limited                                       Common director
Qiao Xing International Company                               Common director
Qiao Xing Investment Limited                                  Common director
Qiao Xing Properties Limited                                  Common director
Qiao Xing Information Industry Company Limited                Common director
Rui Xing Electronic Development Company Limited               Common director

Summary of related party transactions is as follows:

                                                                  1998         1999               2000
                                                               ----------   ----------   -----------------------
                                                                 Rmb'000     Rmb'000      Rmb'000      US$'000
Recovery of general and administrative expenses
   (at cost) in respect of factory and office premises
   subleased to
   - Jia Xing Electronic Supplies Company
       Limited                                                        106          182          238           29
   - Qiao Xing Properties Limited                                   1,638        2,088        2,285          276
   - Rui Xing Electronic Development
       Company Limited                                                327          357          404           49

Interest paid to
   - Rui Xing Electronic Development
       Company Limited                                              1,002          201           --           --
   - Ms. Mei Lian Li                                                   43           51           --           --
   - Ms. Hong Ling Deng                                                --           --           40            5
   - Ms. Zhen Yin Su                                                   --           --            8            1

Purchases from
   - Ben Xing Telecommunication Component
       Limited                                                      4,761           --           --           --
   - Jia Xing Electronic Supplies Company
       Limited                                                         --       31,301       35,704        4,313
   - Qiao Xing Commercial Limited                                   7,162           --           --           --
   - Qiao Xing International Company                                  987           12           --           --
   - Qiao Xing Properties Limited                                  24,145       25,666       22,268        2,690
   - Rui Xing Electronic Development
       Company Limited                                              6,352        6,693        6,289          760
                                                               ==========   ==========   ==========   ==========

Summary of related party balances is as follows:

                                                                  1999               2000
                                                               ----------   -----------------------
                                                                 Rmb'000      Rmb'000      US$'000
Due from
   - Mr. Rui Lin Wu                                                    --        9,749        1,177
   - Mr. Zhong Ai Li                                                   --          123           15
   - Ms. Mei Lian Li                                                   --          123           15
   - Qiao Xing Group Limited                                          437           --           --
   - Qiao Xing Investment Limited                                     194          189           23
   - Qiao Xing Electronic Holdings Company
     Limited                                                           --        5,667          684
   - Wu Holdings Limited                                              193          200           24
                                                               ----------   ----------   ----------

                                                                      824       16,051        1,938
                                                               ==========   ==========   ==========

Due to
   - Mr. Zhi Zhong Wu                                               1,006          570           69
   - Ms. Qing Li                                                      705          705           85
   - Mr. Rui Lin Wu                                                   637           --           --
   - Mr. Zhi Jian Wu Li                                                55           97           12
   - Mr. Zhi Yang Wu                                                   91          383           46
   - Mr. Guo Liang Zhang                                               --            5            1
   - Ms. Liu Rang Yang                                                 --            3           --
   - Ms. Zhi Fang Zhang                                                --            3           --
   - Mr. Zi Shu Huang                                                  --            3           --
   - Qiao Xing Electronics Holding Company
       Limited                                                        841           --           --
   - Qiao Xing Group Limited                                           --        1,073          130
                                                               ----------   ----------   ----------

                                                                    3,335        2,842          343
                                                               ==========   ==========   ==========

Except for the balances with the shareholders, all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

Loan from shareholders were unsecured loan from Mr. Rui Lin Wu (held on trust for Mr. Zhi Jian Wu Li), Exquisitive Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company's shareholders, and were non-interest bearing. The lenders have agreed not to demand the Group for repayment before January 1, 2002.

The rental agreements in Mainland China were entered into by Mr. Rui Lin Wu, a director, and Qiao Xing Group Limited on behalf of Qiao Xing Telecommunication Industry Company Limited.

During the year ended December 31, 2000, the Company made short-term cash advances of approximately Rmb81,743,000 to an employee. The advances were unsecured, non-interest bearing and repayable on demand. As of December 2000, substantially all of the advances have been settled and the outstanding amount of approximately Rmb1,774,000 has been transferred to the current account with Mr. Rui Lin Wu, a director.

During the year ended December 31, 2000, the Group advanced a loan of approximately Rmb16,050,000 to Mr. Rui Lin Wu, a director, for him to place a bank deposit with a bank as collateral of the Group's banking facilities (see
Note 27). The entire loan was outstanding as of December 31, 2000 and was recorded under due from Mr. Rui Lin Wu.

In the opinion of the directors of the Company, the above related party transactions were carried out in the usual course of the business.



29.      SEGMENT ANALYSIS

The Group managed in two reporting segments: sales of telecommunication products and machinery rental.

a.       Net sales

         Sales consists of:

                                     1998         1999               2000
                                  ----------   ----------   -----------------------
                                    Rmb'000     Rmb'000      Rmb'000      US$'000
Sales of telecommunication
    products                         349,764      382,273      391,169       47,243
Machinery rental                       1,420        1,360        1,360          164
                                  ----------   ----------   ----------   ----------

                                     351,184      383,633      392,529       47,407
                                  ==========   ==========   ==========   ==========

         Over 90% of the Group's sales were made to customers in Mainland China.

b.       Operating profit (loss) *

                                     1998          1999                 2000
                                  ----------    ----------    ------------------------
                                    Rmb'000      Rmb'000        Rmb'000      US$'000
Sales of telecommunication
    products                          66,607        79,857        32,958         3,981
Machinery rental                         (79)         (139)         (139)          (17)
                                  ----------    ----------    ----------    ----------

                                      66,528        79,718        32,819         3,964
                                  ==========    ==========    ==========    ==========

         * Operating profit (loss) represents gross profit less selling, general and administrative expenses.

c.       Depreciation expense

                                     1998         1999                 2000
                                  ----------   ----------   -----------------------
                                    Rmb'000     Rmb'000       Rmb'000      US$'000
Product sales                          7,337        8,295       11,299        1,364
Machinery rental                       1,499        1,499        1,499          181
                                  ----------   ----------   ----------   ----------

                                       8,836        9,794       12,798        1,545
                                  ==========   ==========   ==========   ==========

d.       Identifiable assets

                                     1998         1999               2000
                                  ----------   ----------   -----------------------
                                    Rmb'000     Rmb'000      Rmb'000      US$'000
Product sales                        379,066      578,020      943,724      113,976
Machinery rental                       8,827        7,328        5,829          704
                                  ----------   ----------   ----------   ----------

                                     387,893      585,348      949,553      114,680
                                  ==========   ==========   ==========   ==========

e.       Major customers

         Details of individual customers accounting for more than 5% of the Group's sales are as follows:

                                                         1998                1999                 2000
                                                   -----------------   -----------------   ------------------
        Chengfeng Electronic Appliance Trading
            Company of Yiwu City                         16%                 13%                  7%

        The Telecom Service Company of
            Zhengzhou Telecommunication Bureau            4%                  7%                  7%

        Tian Liang Wu                                     8%                  6%                  4%

        Si Lu Wu                                          9%                  5%                  3%
                                                   =================   =================   ==================

f.       Major suppliers

         Details of individual suppliers accounting for more than 5% of the Group's purchases are as follows:

                                                         1998                1999                 2000
                                                   -----------------   -----------------   ------------------
        Jia Xing Electronic Supplies Company
            Limited                                      10%                 12%                  13%

        Qiao Xing Properties Limited                      8%                   9%                  8%
                                                   =================   =================   ==================



30.      OTHER ADDITIONAL INFORMATION

The following items were included in the consolidated statements of operations and comprehensive income:

                                                 1998          1999                2000
                                              ----------    ----------    ------------------------
                                               Rmb'000        Rmb'000       Rmb'000      US$'000
Depreciation of property, machinery
   and equipment                                   8,836         9,794        12,798         1,546

Allowance for doubtful accounts                    4,584         3,833        11,963         1,445

Write-down of obsolete and slow-moving
   inventories                                     1,067         3,158         2,462           297

Interest expense for
   - Amortization of debt issuance
       costs                                          --            --         9,637         1,164
   - Amortization of discount of
       convertible debentures                         --            --         7,613           919
   - bank loans                                    2,987         4,585         5,025           607
   - other bank borrowings
   - discounted bills                                 --            --           749            90
   - loan from a related party                     1,045           252            --            --
   - other loans                                     421           165            48             6
   - long-term payable (imputed
     interest)                                       766           844           829           100
   - shareholders' loans (imputed
       interest)                                     648           575           478            58
                                              ----------    ----------    ----------    ----------

                                                   5,867         6,421        24,379         2,944

   Less: amount capitalized as
        construction-in-progress                    (766)         (844)         (829)         (100)
                                              ----------    ----------    ----------    ----------

   Total amount of interest recognized
       as expense                                  5,101         5,577        23,550         2,844

Advertising expenses                               7,910        13,260         3,909           472

Research and development expenditures                902           562           497            60

Repairs and maintenance expenses                     184         1,503         1,370           165

Interest income from bank deposits                  (287)       (1,981)       (2,061)         (249)
                                              ==========    ==========    ==========    ==========

31.      COMPARATIVE FIGURES

Certain of prior year comparative figures have been reclassified to conform to the current year's presentation.

ITEM 19. EXHIBITS

         (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

         Report of Independent Certified Public Accountants

         Consolidated statements of operations for the years ended December 31,1998, 1999 and 2000

         Consolidated balance sheets at December 31, 1999 and 2000

         Consolidated statements of changes in shareholders' equity for the years ended December 31,1998, 1999 and 2000

         Consolidated statements of cash flows for the years ended December 31,1998, 1999 and 2000 Notes to and forming part of the financial statements

         (b) The following exhibits are being filed as part of this Annual Report on Form 20-F:

Exhibit 1.1 Memorandum of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2 Articles of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 2.1 Common Stock and Warrants Purchase Agreement dated as of December 30,1999-incorporated by reference to the Proxy Statement filed June 16, 2000.

Exhibit 2.2 Convertible Debenture and Warrants Purchase Agreement dated as of May 24,2000-incorporated by reference to the Proxy Statement filed June 16, 2000.

Exhibit 8.1 List of Subsidiaries of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        QIAO XING UNIVERSAL TELEPHONE, INC.
                                        (Registrant)



Date:         July 13, 2001                   By:      /s/ RUI LIN WU
       ---------------------------               ------------------------------


                                                     Rui Lin Wu
                                                     Chairman