Form 20-F
period 2001-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2002-07-01
CIK 1051846

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM _____________ TO _______________


Commission file number 0-29946

                       QIAO XING UNIVERSAL TELEPHONE, INC.
          -------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                       QIAO XING UNIVERSAL TELEPHONE, INC.
           -----------------------------------------------------------
                 (Translation of Registrant's name into English)

                             BRITISH VIRGIN ISLANDS
             -------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                               QIAO XING BUILDING
                            QIAO XING INDUSTRIAL ZONE
                                  XIAO JIN KOU
                               HUIZHOU, GUANGDONG,
                           PEOPLE'S REPUBLIC OF CHINA
                    ----------------------------------------
                    (Address of principal executive offices)

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

                                      None
                               ------------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2001:

                        14,282,400 Shares of Common Stock

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes  X     No
             ---       ---

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         Item 18   X
         ---             ---

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


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.


ITEM 3. KEY INFORMATION

A.       SELECTED FINANCIAL DATA.

         We prepare the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The following summary consolidated statements of operations data for the years ended December 31, 1999, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000 and 2001 were derived from our audited financial statements included elsewhere in this Annual Report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997, 1998 and 1999 were derived from our audited financial statements not included elsewhere in this Annual Report and have been prepared in accordance with US GAAP and have been derived from audited financial statements. The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere in this Annual Report.


                                                                   Years ended December 31
                                  1997             1998             1999             2000                     2001
                               -----------      -----------      -----------      -----------      ----------------------------
                                 Rmb'000          Rmb'000          Rmb'000          Rmb'000          Rmb'000        US$'000 (3)

Net sales                          383,934          351,184          383,633          392,529          249,271           30,118
Cost of goods sold                (300,910)        (251,935)        (259,658)        (271,606)        (212,229)         (25,642)
                               -----------      -----------      -----------      -----------      -----------      -----------

    Gross profit                    83,024           99,249          123,975          120,923           37,042            4,476
Selling expenses                   (12,183)         (11,173)         (15,695)         (15,325)          (6,172)            (746)
General and administrative
    expenses                       (14,952)         (21,548)         (28,562)         (40,605)         (44,114)          (5,330)


Impairment loss on

   - Land Use Rights                     --              --              --              --          (5,004)           (605)

   - Property, machinery
     and equipment                       --              --              --              --          (8,722)         (1,054)
                               ------------    ------------    ------------    ------------    ------------    ------------
Income (loss) from operation         55,889          66,528          79,718          64,993         (26,970)         (3,259)

Interest expense                     (3,390)         (5,101)         (5,577)        (23,550)        (23,107)         (2,792)
Interest income                          54             287           1,981           2,061           2,000             242

Exchange gain(loss), net                 --              10              (8)          2,363            (104)            (13)

Other (expenses) income, net           (115)           (971)            252            (197)            908             110
                               ------------    ------------    ------------    ------------    ------------    ------------

  Income (loss) before
    income tax                       52,438          60,753          76,366          45,670         (47,273)         (5,712)
(Provision for) Write-back of
    income tax                       (6,565)         (7,900)        (20,298)        (16,599)         25,687           3,104
                               ------------    ------------    ------------    ------------    ------------    ------------

     Income (loss) before
        minority interests           45,873          52,853          56,068          29,071         (21,586)         (2,608)

  Minority interests(1)              (4,664)         (5,590)         (6,365)         (5,600)            164              20
                               ------------    ------------    ------------    ------------    ------------    ------------

     Net income (loss)               41,209          47,263          49,703          23,471         (21,422)         (2,588)
                               ============    ============    ============    ============    ============    ============

Earnings (loss) per common
  share

   - Basic(2)                       Rmb5.43         Rmb5.96         Rmb5.33         Rmb2.03       Rmb(1.67)        US$(0.20)
                               ============    ============    ============    ============    ============    ============

   - Diluted(2)                     Rmb5.43         Rmb5.96         Rmb5.32         Rmb1.98       Rmb(1.67)        US$(0.20)
                               ============    ============    ============    ============    ============    ============


Weighted average number of
    outstanding shares

    - Basic(2)                    7,595,000       7,936,000       9,333,000      11,572,000      12,838,000      12,838,000
                               ============    ============    ============    ============    ============    ============

    - Diluted(2)                  7,595,000       7,936,000       9,344,000      11,878,000      12,838,000      12,838,000
                               ============    ============    ============    ============    ============    ============


                                                                                     As of December 31,
                                                             -------------------------------------------------------------------
                                                              1997        1998        1999        2000              2001
                                                             -------    --------    --------    --------    --------------------
                                                             Rmb'000     Rmb'000     Rmb'000     Rmb'000     Rmb'000     US$'000

BALANCE SHEET DATA
Cash and bank deposits                                         6,461       6,566       2,870      33,490       7,616         920
Working capital                                              101,463     128,162      56,917     136,616     147,505      17,821
Property, machinery and equipment, net                        36,181      33,449      48,473     182,140     183,600      22,183
Construction in progress                                          --      26,272     106,937      17,869         579          70
Land use rights                                                5,164       5,364     112,301     226,463     221,359      26,745
Debt issuance cost, net                                           --          --          --       8,234          --          --
Total assets                                                 287,478     379,236     576,847     939,267     911,238     110,097
Short-term-debts                                              27,513      47,886     103,270     170,443     189,990      22,955
Long-term-debts                                               18,151      17,966       8,169      44,869       8,163         986
Total liabilities                                            162,821     203,955     281,794     411,173     360,689      43,579
Minority interest (1)                                         13,711      11,301      17,666      23,266      23,102       2,791
Shareholders' equity                                         110,946     163,980     277,387     504,828     527,447      63,727

Cash flows data
Cash flows from operating activities                          (4,473)     14,711     110,628      (7,568)     26,489       3,200
Cash flows from investing activities                         (23,680)    (28,965)   (214,669)   (243,200)    (76,637)     (9,258)
Cash flows from financing activities                          27,727      14,349     100,353     281,315      24,344       2,942

(1) Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in a subsidiary of our company.

(2) Earnings per share is computed by dividing net income for 1997 by 7,595,000 shares, for 1998 by 7,936,000 shares, for 1999 by 9,333,000 shares, for 2000 by 11,572,000 shares and for 2001 by 12,838,000 shares. The weighted average number of shares of common stock outstanding during the year, on the basis that the share split and the issue of 4,500,000 shares of common stock for the acquisition of a 90% interest in QXIT in July 1997 had been consummated prior to the years presented. Diluted earnings per common share is computed by using the weighted average number of common share outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

(3) Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2001 of US$1.00 = Rmb 8.2766. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

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

         The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:


                                                      NOON BUYING RATE(1)
                                                      -------------------

             CALENDAR YEAR                              AVERAGE (2)
             -------------                              -----------
                                                       (RMB PER US$)

                  1997                                    8.3193
                  1998                                    8.2991
                  1999                                    8.2785
                  2000                                    8.2784
                  2001                                    8.2772

-------

(1) The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2) Determined by averaging the rates on the last business day of each month during the relevant period.


          CALENDAR MONTH                      HIGH                     LOW
          --------------                      ----                     ---

      December 2001                          8.2773                   8.2676
      January 2002                           8.2800                   8.2765
      February 2002                          8.2770                   8.2765
      March 2002                             8.2800                   8.2766
      April 2002                             8.2780                   8.2769
      May 2002                               8.2775                   8.2765
      June 2002                              8.2700                   8.2775

As of June 28, 2002, being the latest practicable date, the exchange rate was US$1.00 = Rmb 8.2771.


B.       CAPITALIZATION AND INDEBTEDNESS.

         Not applicable.


C.       REASONS FOR THE OFFER AND USE OF PROCEEDS.

         Not applicable.


D.       RISK FACTORS.

TECHNOLOGY RISK

         The new advanced products that we are developing incorporate complex and evolving technologies that require substantial expenditures and resources. However, these new products may fail to be accepted at the rates or levels we anticipate and we may fail to realize the expected benefits from its investments in these new technologies.

         We may experience greater variability in our operating results than in the past, particularly depending on the general economic conditions and the pace of development and acceptance of new technologies.

         Changes in the communications industry are expected to increase competition and change the competitive landscape and may adversely affect our operating results.

OPERATING RISK

         We conduct our manufacturing and sales operations through joint ventures established between us and Mainland Chinese parties. Any deterioration of these strategic relationships may have an adverse effect on our operations.

CONCENTRATION OF CREDIT RISK

         We perform ongoing credit evaluations of each customer's financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections. As of December 31, 2000 and 2001, our five largest accounts receivable accounted for approximately 27% and 31%, respectively, of our total accounts receivable.

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

         As substantially all of our operations are conducted in Mainland China, we are subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

         In addition, substantially all of our revenue is denominated in Renminbi ("Rmb") which must be converted into other currencies before remittance outside Mainland China. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require approvals of the Mainland Chinese government.

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

TAXATION

         Our Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. Our Company and Qiao Xing Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. Our Company also registered in Hong Kong as a branch office and is subject to Hong Kong income taxes at a rate of 16%. At present, substantially all of the Group's income was generated in China by Qiao Xing Telecommunication Industry Company Limited ("QXTI"), a joint venture enterprise established in the Coastal Economic Open Zone in China and subject to Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It was exempted from state income tax and local income tax for three years starting from January 1, 1994, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday of state income tax has expired on January 1, 1999. The tax holiday of local income tax continued for the years ended December 31, 1999, 2000 and 2001.

         Pursuant to the Notice No. [1999] 52 issued by the Government of Guangdong Province, China (the "Notice [1999] 52"), High and New Technology Enterprise of Guangdong Province is entitled to tax holiday granted by the relevant tax bureau, under which the company is subject to state income tax at a rate of 15% for three years, effective from January 1, 1999. Furthermore, for a foreign owned enterprise in Guangdong Province which is certified by Guangdong Provincial Foreign Trade and Economic Cooperation Office ("GPFTECO") as an Advanced Technology Enterprise, the company is entitled to additional tax benefit granted by the relevant tax bureau under which the state income tax rate can be further reduced to 10% for three years. QXTI is a High and New Technology Enterprise since 1999 and it is also an Advanced Technology Enterprise of Guangdong Province since 2000 pursuant to certificates issued by Guangdong Science and Technology Commission and GPFTECO, respectively.

         Prior to obtaining confirmation from relevant tax bureau on the entitlement of tax holiday as stated above, QXTI provided for enterprise income tax using 24% for the years ended December 31, 1999 and 2000. Subsequent to December 31, 2001, QXTI obtained a confirmation from the National Tax Bureau to confirm that QXTI was able to enjoy the aforementioned tax benefit pursuant to the Notice [1999] 52 and QXTI would be subject to state income tax rate at 15% for the year ended December 31, 1999 and 10% for each of the years ended December 31, 2000 and 2001.

         If the tax holiday of QXTI as mentioned above had not existed, the Group's income tax expenses (net of minority interests) would have been increased by approximately Rmb 2,632,000 and Rmb 2,351,000, respectively, for the years ended December 31, 1999 and 2000, representing the tax effect on 3% local tax exemption. In addition, income tax expenses (net of minority interest) for the year ended December 31, 2001 would have been increased by Rmb 18,868,000, representing the effect of no written back on state income tax for 1999 and 2000. The tax holiday had no impact on operating results before tax generated in 2001 as QXTI was in a tax loss position. Basic earnings (loss) per common share would have been approximately Rmb 5.04, Rmb 1.83 and Rmb (2.99) (US$(0.36)), respectively, for the years ended December 31, 1999, 2000 and 2001, and diluted earnings (loss) per common share would have been approximately Rmb 5.04, Rmb 1.78 and Rmb (2.99) (US$(0.36)), respectively, for the years ended December 31, 1999, 2000 and 2001.

OUR MANAGEMENT'S EXPECTATION OF FUTURE REVENUE AND EXPENSES MAY NOT BE ACHIEVED

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

WE ARE CONTROLLED BY ONE OF OUR SHAREHOLDERS, WHOSE INTERESTS MAY DIFFER FROM OTHER SHAREHOLDERS.

         Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 47.7% of our outstanding shares as of June 21, 2002. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

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

RECENT ACQUISITION MAY AFFECT OUR LIQUIDITY.

         In 2002, we entered into agreements for acquisitions of 65% equity interest in CEC Telecom Ltd for Rmb 312,750,000 ("the Acquisitions"). CEC Telecom Ltd is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China.

         We have paid Rmb 61,000,000 of the consideration, primarily financed by a new one- year bank loan of Rmb 60,000,000. The remaining consideration will be payable as to (i) Rmb 119,000,000 within 10 days after the completion of share transfer at the relevant government bureau of China ("date of shares transfer"),
(ii) Rmb 85,000,000 within 3 months after the date of shares transfers and (iii) Rmb 47,750,000 within 6 months after the date of shares transfers. We are in the process of applying for the shares transfers as of June 28, 2002. The unsettled considerations will be secured by, among others, Qiao Xing Mobile Communication Co. Ltd's equity interest in CEC Telecom Ltd (after completion of shares transfers) and certain land use right of the Group with net book value of Rmb 102,085,000 as at December 31, 2001. Qiao Xing Mobile Communication Co. Ltd. ("QXMCL") is a wholly owned subsidiary of ours.

         As of June 28, 2002, the Acquisitions have not been completed because certain precedent conditions as set out in the agreements have not been fulfilled. Such precedent conditions include, among others, (i) approval from Mainland Chinese government on the shares transfers and (ii) completion of collateral arrangements on QXMCL's equity interest in CECT and certain land use right of the Group as described in the preceding paragraph. Any non-fulfillment of these precedent conditions may lead to termination of the Acquisitions.

         The Acquisitions may affect our liquidity position. We are exploring different means of financing from the banks, the existing shareholders, the public or other investors.


ITEM 4. INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY.

         Qiao Xing Universal Telephone, Inc. ("Qiao Xing" or "we") is principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. Our annual production capacity of telephone sets has increased from 300,000 to an estimated 5 million within the last eight years. Our actual sales in 2001 were 4.06 million sets.

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

         In October 1992, we began to develop our own brand name products and by the end of 1992, five different models of telephones had been successfully developed. With only one year's experience of operation, we had manufactured 300,000 telephones with net sales of Rmb 6 million. In 1993, we further enhanced our production capacity by expanding the factory area from 400 square meters to 3,800 square meters and by increasing the number of employees from 100 to 400. In 1993, we had manufactured 1,000,000 telephones with net sales of Rmb 50.1 million and generated a profit exceeding Rmb 4.4 million. We continued to expand our production capacity as our business grew. In 1994, we enlarged our factory area to 15,000 square meters with 20 production lines and 1,000 employees. Since then, we have successfully introduced our Model HA8188 series of 20 different styles of telephones which we developed. In 1994, we produced 1,300,000 telephones with net sales of Rmb 122.5 million, and generated a net profit of Rmb 20.0 million.

         In August 1995, we were awarded the ISO9001 certificate, which reflects our reputation as a high quality telephone manufacturer. In addition, by the end of 1995, we increased both our production to include over 30 different types of telephones and the number of production lines to 28, generating an annual output of 3,000,000 telephones with net sales of Rmb 277.7 million. Our net profit exceeded Rmb 34.1 million for the fiscal year ended December 31, 1995.

         In view of an increased market demand, in 1996, we successfully introduced a line of cordless telephone sets (one-channel and ten-channel products) to the market. By the end of 1996, five cordless products had been introduced, and 150,000 sets were sold. For the fiscal year ended December 31, 1996, 3,241,000 telephone sets, including cordless phones, were produced, with net sales of Rmb 351.9 million. Our net profit was Rmb 34.5 million. In October 1997, we successfully introduced the special function corded telephone sets. For the fiscal year ended December 31,1997, we produced 2,946,000 telephone sets with sales of Rmb 383.9 million. Our net profit was Rmb 41.2 million.

         In the first quarter of 1998, we developed and introduced caller ID display telephones and coined telephones. During the fiscal year ended December 31,1998, we produced 2,824,000 telephone sets with net sales of Rmb 351.2 million (US$42.4 million). Our net profit was Rmb 47.3 million (US$5.7 million).

         In 1999, our alteration of our sales mix towards the caller ID display telephone which carried a higher profit margin successfully maintained our growth in gross profit and net income. The caller ID display telephones represented 13% of net sales in 1999 as compared to 3% of net sales in 1998. For the fiscal year ended December 31, 1999, we generated an annual output of 4,159,032 telephones with net sales of Rmb 383.6 million. Our net income for the fiscal year ended December 31, 1999 was Rmb 49.7 million. For the fiscal years ended December 31, 2000 and 2001, we generated an annual output of 4.8 million and 4.0 million telephones with net sales of Rmb 392.5 million and Rmb 249.3 million, respectively. Our net income for the fiscal year ended December 31, 2000 was Rmb 23.5 million and our net loss for the fiscal year ended December 31, 2001 was Rmb 21.4 million.

         For 1999, our total capital expenditure was about Rmb 192.0 million, which primarily included: 1) Rmb 93.1 million for the construction of the Qiao Xing Industry Zone; 2) Rmb 85.5 million for the purchase of a parcel of land within the Boluo city in China; and 3) Rmb 13.1 million for the purchase of digitally enhanced cordless telephones ("DECT") software.

         For 2000, our total capital expenditure was about Rmb194.3 million, which primarily included: 1) Rmb 165.7 million for the construction of various buildings in the Qiao Xing Industry Zone; 2) Rmb 10.5 million for the payment of land use right for another parcel of land; and 3) Rmb 9.1 million and Rmb 7.5 million for SMT equipment and vehicle, respectively. The construction work of Qiao Xing Industry Zone was substantially completed in 2000 and commenced production.

         For 2001, our total capital expenditure was about Rmb 19 million which primarily included: 1) Rmb 8.0 million for the construction of the Qiao Xing Industry Zone; 2) Rmb 4.9 million for payment of land use right; and 3) Rmb 6.2 million for acquisition of property, machinery and equipment.

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

         In June 2000, we entered into an agreement with Hyundai Electronics Industries Co., Ltd. to form a joint venture company to manufacture and sell CDMA phones and ground network stations, and to provide after-sale services in relation to installation, operation and maintenance of the sold products. Hyundai in Korea is one of the largest CDMA system equipment manufacturers in the world. Qiao Xing-Hyundai is the joint-venture company formed between us and Hyundai Electronics Industries Co., Ltd. As of June 28, 2002, the joint venture company formed between Hyundai and us is still inactive and has not commenced operation. It is our understanding that both we and Hyundai do not intend to inject further capital into the joint venture company due to our unsuccessful application in obtaining the approval certificates from the Chinese government for selling and distributing CDMA phones in China. The above CDMA projects were subsequently suspended.

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

         In April 2002, we announced a new product in our line of GSM mobile phones. Our Q200-Dual represents the world's first folding dual-displayed mobile phone with an FM radio. Shipments of the Q200-Dual began in the second quarter of 2002. With dimensions of 86 x 45 x 26.5 mm, the Q200-Dual mobile phone adopts the increasingly popular folding shell with two displays. In addition to common functions such as dual-bands, an alarm clock and IP dialing, it also possesses an advanced inner-fixed FM radio.

         In April and May 2002, for the purpose of expanding our business to mobile phone manufacturing and distribution of CDMA and GSM phones, we entered into sale and purchase agreements for acquisitions of an aggregate equity interest of 65% in CEC Telecom Ltd. ("CECT") for an aggregate consideration of Rmb 312,750,000. CECT is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China. The acquisition process is in progress. CECT has obtained several approval licenses from the Chinese government in producing and selling CDMA and GSM phones under its own brand name. We believe that the acquisitions can enable us to successfully penetrate into the mobile phone market in China.

BUSINESS OPERATIONS AND PRODUCT RANGE

         We are principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily in house corded and cordless telephone sets under the trademark of "Qiao Xing". According to the National Statistic Bureau of the China Technology Progress Information Centre, we were the largest in house telephone manufacturer by number of sales units in the PRC in 1999. In 2000 and 2001, we ranked as the second largest in house telephone manufacturer by number of sales units.

         We have produced corded telephones since our formation in 1992. In 1996, we successfully developed the manufacture of one-channel and ten-channel cordless telephones. However, since one-channel cordless phones can be easily interfered and create a lot of noises, we stopped producing it in June 1997 and now concentrate on ten-channel cordless phone manufacturing.

         In October 1997, we introduced the smart card telephones, which is the first of many special function corded telephones that we expect to develop and introduce to the market. In the first quarter of 1998, we developed and introduced caller ID display telephones and coin operated telephones. We developed the digital cordless phone in 1999 and introduced digitally enhanced cordless telephones ("DECT") in 2000. In 2002, we commenced production of GSM phones.

         Presently, we are producing and selling 170 corded models and 23 cordless models, and have an extensive nationwide sales network that comprises 1,350 retail outlets in China.


TELEPHONE SALES BY UNITS


                                            YEAR ENDED DECEMBER 31
                       1997            1998            1999            2000            2001
                       SETS            SETS            SETS            SETS            SETS
corded              2,602,003       2,339,999       3,154,412       3,063,825       1,416,143
cordless              326,993         240,168         210,578         236,740         172,508
smart card             16,995         152,574         240,633         189,646         151,043
caller ID                  --          72,691         538,560       1,332,633       2,324,454
coin operated              --          18,943          14,849           2,034               0
Total               2,945,991       2,824,375       4,159,032       4,824,878       4,064,148

AVERAGE WHOLESALES PRICES PER SET


                                         YEAR ENDED DECEMBER 31
                        1997           1998         1999            2000          2001
                        RMB            RMB           RMB             RMB           RMB
corded                 93.25          78.64          60.32          52.76          39.96
cordless              400.38         317.31         278.74         280.77         223.97
smart card            610.00         485.67         298.13         252.40         136.97
caller ID                 --         149.77         101.15          87.15          57.37
coin operated             --         315.16         568.39         202.56            n/a

TELEPHONE SALES BY RMB


                                            YEAR ENDED DECEMBER 31
                      1997            1998          1999           2000            2001
                     RMB'000        RMB'000        RMB'000        RMB'000         RMB'000
corded               242,646        184,020        190,282        161,647         56,585
cordless             130,921         76,207         58,696         66,470         38,637
smart card            10,367         74,100         71,739         47,866         20,689
caller ID                 --         10,887         54,476        116,134        133,360
coin operated             --          5,970          8,440            412              0
Total                383,934        351,184        383,633        392,529        249,271

         Cordless telephones and the special function corded telephones require more sophisticated and more hi-tech manufacturing techniques and we charge a higher wholesale price and make a greater margin for special function corded telephones than for the ordinary one. The wholesale prices for our cordless telephones range from US$18-60 (Rmb 160-500). For corded telephones, two categories have been classified, with the simpler version selling for US$2-15 (Rmb 17-120), and the models with more sophisticated features selling for US$15-27 (Rmb

120-220) per telephone. Caller ID telephones have selling prices of approximately US$7.00 (Rmb 58) per telephone set.

         Cordless telephones on average have a gross profit margin of 8 percent, corded telephones have an approximately 13% gross profit margin, and special function corded telephones can have a gross profit margin of up to 31 percent.

         Caller ID is a function that displays the number of each incoming call. Though it is a common function with mobile phones, it has not been available on leased line telephones until 1999. Due to the convenience provided by the caller ID function, caller ID telephones are becoming increasingly popular with consumers. Indeed, many ordinary telephones with LCD display have been upgraded with this function and are sold as caller ID telephones. Caller ID telephones have a gross profit margin of 17%.


TELEPHONE GROSS PROFIT MARGIN


                                             YEAR ENDED DECEMBER 31
                                     1999            2000             2001

corded                                26%             28%             11%
cordless                              22%             24%              8%
smart card                            65%             57%             31%
caller ID                             25%             28%             16%
coin operated                         21%            (8)%            N/A
digitally enhanced cordless          N/A              26%             13%

The substantial decrease in sales amounts and gross profits were due to fierce competition in the telephone industry in China. Demand for telephones has shifted from corded and cordless phones to mobile phones.

         The top three popular products that we are selling are all caller ID display telephones:


                                   CAD8188(1)                         269,329 sets sold in 2001
                                   HCD1                               172,871 sets sold in 2001
                                   HCD56                              140,815 sets sold in 2001

         CAD8188(1) is a special caller ID device that is used together with old telephones without caller ID function. It is a separate device that can upgrade all brands and models of old telephones with caller ID function and has been widely welcomed by consumers using old models of telephones. HCD1 is a model with a unique computer-like appearance and was especially welcomed in the mid east area of China last year. HCD56 is a new model introduced in last August. Its special design with a keypad cover makes a landline telephone possess outlook features like some foldable mobile phones and is receiving increasingly positive market reactions.

         In addition to our caller ID display products, we have also produced a small quantity of digital recording telephones and telephone exchanges.

PRODUCTION FACILITIES

         Our current maximum production capacity of telephones is approximately 5,000,000 units per year. We produced 4,064,148 units in 2001, consisting of 1,416,143 units of corded telephones, 172,508 units of cordless telephones and 2,475,497 units of special function corded telephones.

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

             o Painting and Silk Screen Printing - Some individual pieces or components need hand- spraying, using a variety of techniques including free-hand spraying, mask or template spraying, free hand brush painting and silk screen printing.

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

         We have not received any material claims for defective products from customers for the three years ended December 31, 2001.

SALES AND MARKETING

         Substantially all of our products are sold in the PRC market and accounted for approximately 98.1% and 98% of our total revenues for the years ended December 31, 2000 and 2001, respectively. The remaining balance of products is exported to Canada, Korea and Taiwan.

         We currently have 40 independent regional distributors and after-sales service centers, including six wholesale agencies, serving our major customers in different provinces in the PRC. There is at least one representative assigned to each regional distributor to make frequent visits in order to understand the business operation and assist management. These regional distributors distribute our telecommunication products to a network of over 1,350 retail outlets, including 350 consignments in big department stores. The purchase orders for telephones from these retail outlets are collected by the 40 regional distributors, who would then place consolidated purchase orders with us on their own accounts. The regional distributors are each responsible for the credit risk and settlement of their own customers. We give a settlement period of 30 days to 270 days to the distributors. The long credit period granted is comparable to the common business practice in household telephones. For the years ended December 31, 1999, 2000 and 2001, our top five customers accounted for approximately 35%, 26.8% and 25% of our total sales. No single customer accounted for over 13%, 7% and 7% of our total sales for the years ended December 31, 1999, 2000 and 2001.

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

         Our management believes that the provision of efficient after-sale service is an important factor in influencing consumers' choices. We offer a one-year warranty on our telephones. During the warranty period, all repair and maintenance services are provided free of charge. After the warranty period, customers assume the cost of repair and the components used. After-sale services for our products are provided by the 350 regional distributors. We experience no significant warranty expenses due to low labor costs in China.

         We advertise through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets. In addition, the "Qiao Xing" brand name is also promoted through sponsorship of sports events.

         We spent approximately Rmb 5.7 million (US$0.7 million) in 2001 for advertising and promotion.

MATERIALS AND COMPONENTS

         More than 3,000 different parts and components are required for the manufacture of our current models of corded and cordless telephone sets. The primary components are integrated circuits, printed circuit boards, liquid crystal displays, resistors, transistors and diodes. Except for some special integrated circuit items and central processing units, which are sourced from Hong Kong, we obtain our major components and raw materials from the leading suppliers in the Pearl River Delta in the PRC. In order to secure the supply of raw materials, we will select at least two suppliers for each component. We believe that there is no seasonality factor which might affect the supply of raw materials. For the years ended December 31, 1999, 2000 and 2001, our top five suppliers accounted for approximately 30%, 28% and 29% of our total purchases of materials and components. No single supplier accounted for over 12%, 13% and 8% of our total purchases of materials and components for the years ended December 31, 1999, 2000 and 2001.

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

RESEARCH AND DEVELOPMENT

         Our research and development ("R&D") and engineering functions are performed in the PRC through our own R&D division and through appointed external technology development experts. As of December 31, 2001, we employed 43 staff in our R&D and engineering divisions, who work closely with our sales and marketing executives to gauge the market demand in developing new products and new models of existing products. The R&D division is currently monitoring 26 particular models of corded telephones, 12 particular models of cordless telephones, four models of GSM cellular telephones and two models of code division multiple access (CDMA) cellular telephones.

         In 2001, we spent Rmb 3,516,000 (US$425,000) on the R&D division. We anticipate increasing the research and development funding and the budget to purchase new technologies up to US$2.0 million in 2002. The significant increase is due to the proposed GSM and CDMA phones developing plan.

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

         We consider that our products do not compete directly with imported products with similar features, which are sold in the higher price range. We currently compete directly with domestic manufacturers in the PRC, namely TCL and BUBUGAO in Guangdong, which are currently the first and third seller of telephones in the PRC, according to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau. According to our market research, in 2001, TCL and BUBUGAO owned a market share of approximately 13.54 percent and 12.61 percent, respectively, and we accounted for approximately 13.11 percent in terms of number of sales units. However, TCL and BUBUGAO are now diversifying into home electric appliance manufacture, including DVD sets and Hi-Fi systems, which will likely divert some of their resources from the telephone manufacturing business.

RECENT DEVELOPMENTS

         In April 2002, we announced a new product in our line of GSM mobile phones. Our Q200-Dual represents the world's first folding dual-displayed mobile phone with an FM radio. Shipments of the Q200-Dual began in the second quarter of 2002. With dimensions of 86 x 45 x 26.5 mm, the Q200-Dual mobile phone adopts the increasingly popular folding shell with two displays. In addition to common functions such as dual-bands, an alarm clock and IP dialing, it also possesses an advanced inner-fixed FM radio.

         In April and May 2002, we entered into sale and purchase agreements for acquisitions of an aggregate equity interest of 65% in CEC Telecom Ltd. for an aggregate consideration of Rmb 312,750,000. CECT is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China.

         Our R&D division is currently monitoring 26 particular models of corded telephones, 12 particular models of cordless telephones, four models of GSM cellular telephones and two models of code division multiple access (CDMA) cellular telephones.

THE COMMON STOCK PURCHASE AGREEMENT

         Effective September 14, 2001, we entered into a common stock purchase agreement with Brooke Bond International Inc., a British Virgin Islands corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity draw down facility.

         In general, the draw down facility operates like this: the investor, Brooke Bond International Inc., has committed to purchase from us up to two million shares of our common stock as we request it over a 24 month period. During this period, provided 15 trading days have elapsed since the last draw down pricing period and at our sole election, we may exercise a draw down which is priced over a draw down period consisting of 15 trading days. We, in our sole discretion, will determine the draw down amount and the threshold price and include items in the draw down notice. The amount we can draw at each request must be at least $100,000. The maximum amount we can actually draw for each request is determined by a formula set forth in the common stock purchase agreement. We are under no obligation to issue any shares to Brooke Bond or to request a draw down during any period. The aggregate total of all draw downs under the equity draw down facility cannot exceed two million shares. We are entitled to receive the funds upon delivery of the shares on or prior to the 2nd trading day following the end of the pricing period.

         We may request a draw down by faxing to Brooke Bond a draw down notice, stating the amount of the draw down that we wish to exercise and the minimum threshold price at which we are willing to sell the shares.

         No draw down can be less than $100,000. Except as described below, the maximum draw down amount of a draw down under our equity line facility will be equal to the lesser of $7,500,000 or 12% of the weighted average price for our common stock for the 20 trading day period immediately prior to the date that we deliver notice to Brooke Bond of our intention to exercise a draw down. We then multiply the weighted average price by the total trading volume in respect of our common stock for that period.

         Additionally, if any of the following events occur during a pricing period, the investment amount for that pricing period will be reduced by 1/15th and the volume weighted average price of any trading day during a pricing period on which the event occurred will have no effect on the pricing of the shares purchased during that pricing period:

         o the volume weighted average price is less than the minimum threshold price we designate;

         o trading in our common stock is suspended for more than three hours, in the aggregate, on any trading day or if any trading day is shortened because of a public holiday; or

         o if sales of previously drawn down shares pursuant to the registration statement are suspended by us because of certain potentially material events for more than three hours, in the aggregate.

         The common stock purchase agreement does not permit us to draw funds if the issuance of shares of common stock to Brooke Bond pursuant to the draw down would cause Brooke Bond to beneficially own more than 9.9% of our issued and outstanding common stock at the time of issuance. In such cases, we will not be permitted to issue the shares otherwise issuable pursuant to the draw down and Brooke Bond will not be obligated to purchase those shares. Of course, any of Brooke Bond's resales of shares would reduce the number of shares it beneficially owns, and would enable us to issue additional shares to Brooke Bond without violating this 9.9% condition.

         The number of shares that we issue to Brooke Bond on each settlement date will be equal to the sum of the quotients (for each trading day within the applicable pricing period) of the draw down amount allocated to a trading day within the applicable pricing period and the discounted volume weighted average price on such trading day.

         To determine the number of shares of common stock that we can issue in connection with a draw down, take 1/15th of the draw down amount and for each trading day in the pricing period, divide it by 93% of the volume weighted average daily trading price of our common stock for that day. The 7% accounts for Brooke Bond's 7% discount. The sum of these daily calculations produces the number of common shares that we can issue, unless, as described above, the volume weighted average daily price for any given trading day is below the threshold amount, trading is suspended for any given trading day or sales made pursuant to the registration statement is suspended, in which case those days are ignored in the calculation.

         The following conditions must be satisfied before Brooke Bond is obligated to purchase any common shares that we may request from time to time:

         o a registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the common shares purchased by Brooke Bond;

         o trading in our common shares must not have been suspended by the Securities and Exchange Commission or The Nasdaq National Market, nor shall minimum prices have been established on securities whose trades are reported on The Nasdaq National Market;

         o we must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the common stock purchase agreement;

         o no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the common stock purchase agreement; and

         o no material adverse event shall have occurred with respect to our affairs.

         The common stock purchase agreement limits our ability to raise capital by selling securities for cash to third parties at a discount to the market price of our common stock during the term of the common stock purchase agreement. We may, however, sell securities at a discount in the following situations:

         o under any presently existing or future employee benefit plan, which plan has been or may be approved by our stockholders;

         o under any compensatory plan for a full-time employee or key consultant;

         o        in an underwritten registered public offering;

         o in connection with a strategic partnership or other business transaction, the principal purpose of which is not to raise money;

         o in connection with a private placement of securities if the purchasers do not have registration rights; or

         o a transaction to which Brooke Bond gives its prior written approval.

         The equity draw down facility established by the common stock purchase agreement will terminate 24 months from the effective date of the registration statement covering the shares underlying the equity line of credit. The facility shall also terminate if we file for protection from creditors, or if our common stock is delisted from The Nasdaq National Market, and not promptly relisted on the Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange.

         We have no obligation to sell our shares under the equity draw down facility. However, we may sell and issue to the investor the shares at our sole discretion, and the investor shall be obligated to purchase the said shares from us.

ACQUISITION OF EQUITY INTEREST IN CEC TELECOM LTD.

         Subsequent to December 31, 2001, we entered into two sale and purchase agreements for acquisitions of an aggregate equity interest of 65% in CEC Telecom Ltd. ("CECT") for an aggregate consideration of Rmb 312,750,000. CECT is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China (the "Acquisitions").

         Pursuant to an agreement dated April 4, 2002 and a supplementary agreement dated May 23, 2002, Qiao Xing Mobile Communication Co. Limited ("QXMCL"), a wholly-owned subsidiary of Qiao Xing Universal Telephone, Inc. formed subsequently to December 31, 2001, will acquire a 25% equity interest in CECT from Tianjin Taida Company Limited ("TTCL") for cash consideration of Rmb 108,750,000. Pursuant to an agreement dated May 8, 2002 and a supplementary agreement dated June 23, 2002, QXMCL will acquire a 40% equity interest in CECT from China Electronics Corporation ("CEC") and other group companies of CEC for cash consideration of Rmb 204,000,000. All agreements are governed by, and construed in accordance with, Chinese law.

         As of June 28, 2002, we made prepayments of Rmb 61,000,000 to the sellers according to the payment terms prescribed in the agreements. The remaining consideration will be payable as to (i) Rmb 119,000,000 within 10 days after the completion of shares transfers at the relevant government bureau of the PRC ("date of shares transfers"); (ii) Rmb 85,000,000 within 3 months after the date of shares transfers; and (iii) Rmb 47,750,000 within 6 months after the date of shares transfers. The Group is in the process of applying for the shares transfers as of June 28, 2002. The unsettled considerations will be secured by, among others, QXMCL's equity interest in CECT (after completion of shares transfers) and certain land use rights of the Group with net book value of Rmb 102,085,000 as at December 31, 2001.

         As of June 28, 2002, the Acquisitions have not been completed because certain precedent conditions as set out in the agreements have not been fulfilled. Such precedent conditions include, among others, (i) approval from the Chinese government on the shares transfers and (ii) completion of collateral arrangements on QXMCL's equity interest in CECT and certain land use rights of the Group as described in the preceding paragraph. Any non-fulfillment of these precedent conditions may lead to termination of the Acquisitions.

C.       ORGANIZATIONAL STRUCTURE AS OF JUNE 28, 2002.


                                                       Sino Foundations
                  Zhi Jian                               Holdings Ltd.
                    Wu Li                                (a Hong Kong
                                                        Listed Company)

                    100%                                     100%


                                                               Sino
                  Qiao Xing Trust                          Communications
                                                               Ltd.

                      71.16%                                  28.84%


                  Wu Holdings Ltd.                           Public
                                                           Shareholders

                      47.7%                                   52.3%




                                    QIAO XING UNIVERSAL                                 Rui Lin Wu and
                                      TELEPHONE, INC.                                   Zhi Yang Wu and
                                                                                        Zhi Zhong Wu

              100%                               100%                                        100%


      Qiao Xing Mobile                      Qiao Xing Holdings                          Qiao Xing
      Communication Co., Ltd.                 Limited                                   Group Limited

                                                 90%                                         10%


                                       Qiao Xing
                                    Telecommunication
                                    Industry Co. Ltd.

D.       PROPERTY, PLANTS AND EQUIPMENT.

         Our principal executive offices are located at Qiao Xing Industrial Zone, Xiao Jin Kou, Huizhou, Guangdong, PRC. Our production facilities are located in a two-storied industrial building in Qiao Xing Industrial Zone, Huizhou City, Guangdong, PRC, with a total gross floor area of approximately 14,400 square meters. In view of our production capacity and our current production plan, we have no significant expansion plan at present.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi ("Rmb"). Translation of amounts for 2001 from Renminbi into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb 8.2766 on December 31, 2001.


A.       OPERATING RESULTS.

FISCAL 2001 COMPARED TO FISCAL 2000

Net sales

         Analysis of our sales revenue by product category for fiscal year 2001 and 2000 is as follows:


                                                  Year ended December 31

                                               2001                        2000

                                      Rmb'000          %           Rmb'000           %
corded telephones                      56,585           22.7        161,647           41.2
cordless telephones                    34,361           13.8         31,847            8.1
smart card telephones                  20,689            8.3         47,866           12.2
caller ID display telephones          133,360           53.5        116,134           29.6
Digitally enhanced cordless             4,276            1.7         34,623            8.8
telephones
coin operated telephones                    0              0            412            0.1
                                   ----------     ----------     ----------     ----------
Total                                 249,271            100        392,529            100
                                   ==========     ==========     ==========     ==========

         Net sales revenue decreased by Rmb 143,258,000 from Rmb 392,529,000 for fiscal year 2000 to Rmb 249,271,000 (US$30,118,000) for fiscal year 2001, representing a decrease of 36.5%. It was mainly attributed to intense competition in the corded phones industry as well as an increase in the general living standard of Chinese people who are more willing to upgrade their phones from corded phones or cordless phones to mobile phones. This led to a significant decrease in sales value of our corded and cordless phone products. The decrease can be further analyzed as follows:

         a) a decrease of 800,000 sets of phones sold from 4.8 million sets in 2000 to 4.0 million sets in 2001, including a decrease of 120,000 sets of digitally enhanced cordless telephones ("DECT").

         b) average sales price of our phones decreased by 24.6%, mainly due from corded telephones and DECT.

Gross Profit

         Analysis of our gross profit by product category for fiscal years 2001 and 2000 is as follows:

                                                      Year ended December 31
                                                     2001                2000
                                              -----------------   -----------------
                                              Rmb' 000      %     Rmb' 000      %
corded telephones                                6,356     17.2     45,201     37.4
cordless telephones                              3,091      8.3      6,951      5.7
smart card telephones                            5,968     16.1     27,284     22.6
caller ID display telephones                    21,071     56.9     32,518     26.9
Digitally enhanced cordless telephones             556      1.5      9,002      7.4
coin operated telephones                             0      0.0        (33)     0.0
                                                ------    -----    -------    -----
                                                37,042    100.0    120,923    100.0

         Gross profit for fiscal year 2001 was Rmb 37,042,000 (US$4,476,000), representing a decrease of Rmb 83,881,000 from Rmb 120,923,000 in fiscal year 2000. This represents a decrease in percentage from 30.8% in 2000 to 14.9% in 2001. The decrease was mainly due to intense competition in the telephone market in China which led us to reduce our sales price by an average of 24.6% to maintain the sales level, while the cost of goods sold was reduced by only 7.2% on average from 2000 to 2001 per set of phone.

Selling, General and Administrative Expenses

         Selling expenses decreased by Rmb 9,153,000 from Rmb 15,325,000 for fiscal year 2000 to Rmb 6,172,000 (US$746,000) for fiscal year 2001. The decrease was predominantly attributable to reduction of budget spent on promotion and marketing activities. The transportation expenses incurred also decreased as a result of the decrease in sales revenue of 36.5% from fiscal year 2000 to fiscal year 2001.

         We expect that selling expenses in fiscal year 2002 will increase because of new GSM and CDMA mobile phone products launched to the market where more marketing and promotion expenses are expected to be incurred in 2002.

         General and administrative expenses increased by Rmb 3,509,000 from Rmb 40,605,000 in fiscal year 2000 to Rmb 44,114,000 (US$5,330,000) in fiscal year
2001. This increase was mainly attributable to an increase in research and development expenses of Rmb 3,000,000 for new products including GSM mobile phone and ordinary telephones.

         The other general and administrative expenses are generally comparable between fiscal year 2000 and 2001. We also expect that general and administrative expenses in 2002 will also increase following the completion of our acquisition of CEC Telecom Ltd.

Impairment loss on land use rights and property, machinery and equipment

         Impairment loss on land use rights and property, machinery and equipment of Rmb 5,004,000 (US$605,000) and Rmb 8,722,000 (US$1,054,000),
respectively, has been recorded in fiscal year 2001.

         Impairment loss on land use rights represented provisions made by us on payment of land use rights for a parcel of land for which we have not been able to obtain the land use right certificate from the government. This parcel of land has been left vacant for a few years and is no longer under our development plan. We are of the view that this parcel of land has no continuing value in use to us. Sales of this parcel of land is limited as we have not obtained the land use right. As a result, we determine to record an impairment loss of Rmb 5,004,000 for the land use rights for this parcel of land.

         Capitalized software represents acquisition costs to obtain proprietary software provided by a third party, which is recorded under machinery, equipment and software. We evaluated the recoverability of the capitalized software cost and determined to make a full provision of Rmb 8,722,000 of the carrying value of capitalized software cost in 2001 by reference to reduction of DECT sales of Rmb 30,347,000 from Rmb 34,623,000 in 2000 to Rmb 4,276,000 in 2001, an 88%
decrease, and the low sales projection of DECT mobile phones.

Interest expenses

         Interest expenses for bank borrowings and shareholders' loan increased from Rmb 6,300,000 in 2000 to Rmb 8,404,000 (US$1,015,000) in 2001 due to an
increase in the amount of short-term bank borrowings from 2000 to 2001.

         Interest expense for convertible debentures decreased from Rmb 17,250,000 to Rmb 14,703,000 in 2001 due to higher portion of debentures being converted in 2000, resulting in higher portion of unamortized debt issuance cost and discount of convertible debentures being recognized as interest expense in 2000. The interest expenses for convertible debentures were non-cash expense.

         The convertible debentures were fully converted in 2001. No further interest expense for the debentures will be incurred in 2002.

Other Income/Expenses

         Other income (expense) increased by Rmb 1,105,000 from other expense, net of Rmb 197,000 in 2000 to other income, net of Rmb 908,000 (US$110,000) in 2001. This was mainly attributed by a non-operating income of Rmb 1 million in 2001 for subcontracting services rendered.

Provision for (Write-back of) income tax

Provision for (Write-back of) income tax consists of:



                                    2000                      2001
                                -----------      ----------------------------
                                  Rmb'000          Rmb'000          US$'000

Mainland Chinese income tax

- current                            18,809          (18,868)          (2,280)

- deferred                           (2,210)          (6,819)            (824)
                                -----------      -----------      -----------

                                     16,599          (25,687)          (3,104)
                                ===========      ===========      ===========

         Pursuant to the Notice No. [1999] 52 issued by the Government of Guangdong Province, Mainland China ("the Notice [1999] 52"), High and New Technology Enterprise of Guangdong Province is entitled to a tax holiday granted by the relevant tax bureau, under which the company is subject to state income tax at a rate of 15% for three years, effective from January 1, 1999. Furthermore, for a wholly foreign owned enterprise in Guangdong Province which is certified by Guangdong Provincial Foreign Trade and Economic Cooperation Office ("GPFTECO") as an Advanced Technology Enterprise, the company is entitled to additional tax benefits granted by the relevant tax bureau under which the state income tax rate can be further reduced to 10% for three years. Qiao Xing Telecommunication Industry Co. Ltd. ("QXTI"), our PRC subsidiary, is a High and New Technology Enterprise since 1999 and it is also an Advanced Technology Enterprise of Guangdong Province since 2000 pursuant to certificates issued by Guangdong Science and Technology Commission and GPFTECO respectively.

         Prior to obtaining confirmation from the relevant tax bureau on the entitlement to a tax holiday as stated above, QXTI provided for enterprise income tax using 24% for the years ended December 31, 1999 and 2000. Subsequent to December 31, 2001, QXTI obtained a confirmation from the National Tax Bureau to confirm that QXTI was able to enjoy the aforementioned tax benefit pursuant to the Notice [1999] 52 and QXTI would be subject to state income tax rate at 15% for the year ended December 31, 1999 and 10% for each of the years ended December 31, 2000 and 2001. Accordingly, the excess provision of Mainland Chinese enterprise income tax in prior years was written back in 2001.

         The increase in write-back of deferred Mainland Chinese income tax from Rmb 2,210,000 to Rmb 6,819,000 (US$824,000) was due to increase in temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes such as provision for doubtful debt and loss carryforwards.

Net Income & Earning Per Share

         Net loss of Rmb 21,422,000 (US$2,588,000) was recorded for fiscal year 2001, while net income of Rmb 23,471,000 was recorded for fiscal year 2000. The loss was mainly attributable by the following:

         i)       decrease in gross profit of Rmb 83,881,000 (US$10,134,000);

         ii) increase in impairment loss on land use rights and property, machinery and equipment of Rmb 13,726,000 (US$1,658,000); and

         iii) write-back of provision for income tax of Rmb 25,687,000 (US$3,104,000) in 2001 while provision for income tax of Rmb 16,599,000 was recorded in 2000 (i.e. variation of Rmb 42,286,000).

         Based on a weighted average of 12.8 million shares outstanding in 2001, the Group reported a loss per share of Rmb 1.66 (US$0.20), compared to earnings per share of Rmb 2.03 on 11.57 million weighted-average shares outstanding in 2000. The higher number of outstanding shares is the result of additional shares issued for conversion of all the outstanding convertible debentures during 2001.


FISCAL 2000 COMPARED TO FISCAL 1999

Net sales

          Net sales revenue increased to Rmb 392,529,000 from Rmb 383,633,000 for 1999. The increase was due to a growing number of telephone subscribers.

         The following table presents our sales revenues by category, and the approximate percentage of total sales revenues for fiscal 2000 and 1999:



                                                        Year ended December 31
                                                 2000                             1999

                                       Rmb'000            %              Rmb'000            %
corded telephones                       161,647             41.2          190,282             49.6
cordless telephones                      66,470             16.9           58,696             15.3
smart card telephones                    47,866             12.2           71,739             18.7
caller ID display telephones            116,134             29.6           54,476             14.2
coin operated telephones                    412              0.1            8,440              2.2
                                   ------------     ------------     ------------     ------------
Total                                   392,529              100          383,633              100
                                   ============     ============     ============     ============

Gross Profit

         Analysis of our gross profit by product category for fiscal years 2000 and 1999 is as follows:

                                                      Year ended December 31
                                                     2000                1999

                                              Rmb' 000      %     Rmb' 000      %
corded telephones                               45,201     37.4     48,571     39.2
cordless telephones                              6,951      5.7     12,826     10.3
smart card telephones                           27,284     22.6     47,232     38.2
caller ID display telephones                    32,518     26.9     13,574     10.9
Digitally enhanced cordless telephones           9,002      7.4         --       --
coin operated telephones                           (33)     0.0      1,772      1.4
                                               -------    -----    -------    -----
                                               120,923    100.0    123,975    100.0
                                               =======    =====    =======    =====

         Gross profit in 2000 was Rmb 120,923,000 compared with Rmb 123,975,000 in 1999. The gross profit margins were stable mainly due to a change in product mix. The gross profit of smart card telephone, with an average gross profit margin of 57%, declined to Rmb 27,284,000 for 2000 compared to Rmb 47,232,000 for 1999. However, the gross profit of caller ID display telephones increased substantially from Rmb 13,574,000 in 1999 to Rmb 32,518,000 in 2000. In addition, DECT products were rolled out in 2000 with contribution of gross profit of Rmb 9,002,000.

Selling, General and Administrative Expenses

         Selling expenses decreased slightly by Rmb 370,000, from Rmb 15,695,000 for 1999 to Rmb 15,325,000 for 2000. The decrease was predominantly attributable to the change of promotion strategy. We tended to use more printing media, such as billboards and posters, instead of TV advertising. As a result, advertising expenses decreased by Rmb 9,351,000 from Rmb 13,260,000 for 1999 to Rmb 3,909,000 for 2000.

         General and administrative expenses increased by Rmb 12,043,000, from Rmb 28,562,000 for 1999 to Rmb 40,605,000 for 2000. This was mainly due to an increase of approximately Rmb 11,963,000 for bad debt provisions and increased expense for additional personnel to support the production of digitally-enhanced cordless telephones.

Interest expense

         Interest expense for 2000 was Rmb 23,550,000 compared with Rmb 5,577,000 for 1999, representing an increase of Rmb 17,973,000. This is mainly due to amortization of costs of issuing the debentures as well as amortization on discount of convertible debentures. In June, 2000, we issued Rmb 82,745,000 convertible debentures, and accordingly, approximately Rmb 17,250,000 of non-cash interest expense was recognized. The amount consists of Rmb

9,637,000 amortization costs of issuing the debentures and Rmb 7,613,000 amortization related to the discounted issuance of the convertible debentures.

Provision for income tax

         Provision for income tax decreased from Rmb 20,298,000 in 1999 to Rmb16,599,000 in 2000. The effective tax rate in 1999 and 2000 was 26.6% and 36.3%, respectively. The increase in effective tax rate of 24% from 1999 to 2000 was mainly attributed by non-deductible US GAAP accounting entry on amortization of debt issuance costs and discount of convertible debentures in 2000 which constituted an increase in tax rate of 14.1%.

Net Income & Earning Per Share

         Net income decreased by Rmb 26,232,000 to Rmb 23,471,000 in 2000 from Rmb 49,703,000 in 1999, which was mainly because of an increase in Rmb 17,250,000 and Rmb 12,043,000, respectively, in amortization of debt issuance cost and discount of convertible debentures and general and administrative expenses.

         Based on a weighted average of 11.57 million shares outstanding during the year ended December 31, 2000, we reported earnings per share of Rmb 2.03, compared to Rmb 5.33 per share on 9.33 million weighted average shares outstanding during the year ended December 31, 1999. The increase in number of outstanding shares in 2000 is due to additional shares issued in 2000.


B.       LIQUIDITY AND CAPITAL RESOURCES.

         We are principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in Mainland China. We did not declare or pay dividends in fiscal year 2001.

         Our primary sources of funding are (i) cash flows from operating activities and (ii) new borrowings under credit agreements with various banks. Bills payable are a form of bank borrowings with payment terms of 180 days and are non-interest bearing unless they become trust receipts loans which bear interest at the prevailing interest rate of bank loans.

         Furthermore, during the years ended December 31, 2000 and 2001, we issued certain bills to related companies. These related companies discounted the bills with certain banks and remitted the cash to us immediately. We recorded this type of financing as other bank borrowings - discounted bills, which was repayable in 180 days and bore weighted average interest at 3.58% per annum and 3.47% per annum, respectively, as of December 31, 2000 and 2001. As of December 31, 2000 and 2001, the bills payables and other bank borrowings - discounted bills are secured by pledged bank deposits of approximately Rmb 46,462,000 and Rmb 28,062,000 (US$3,391,000) respectively.

         For the years ended December 31, 1999, 2000 and 2001, approximately Rmb 110,628,000, Rmb (7,568,000) and Rmb 26,489,000 (US$3,200,000), respectively, was generated from (used by) operating activities, approximately Rmb 100,353,000, Rmb 281,315,000 and Rmb 24,344,000 (US$2,942,000) respectively was provided by financing activities and approximately Rmb 214,669,000, approximately Rmb 243,200,000 and Rmb 76,637,000 (US$9,258,000) was used in investing activities. Consequently, cash and bank deposits decreased by Rmb 3,696,000 during the year ended December 31, 1999, increased by Rmb 30,620,000 during the year ended December 31, 2000 and decreased by Rmb 25,874,000 (US$3,126,000) during the year ended December 31, 2001.

Cash flows from operating activities

         Cash flows from operating activities increased by Rmb 110,628,000 during the year ended December 31, 1999. This was mainly attributable by net income of Rmb 49,703,000, decrease in certain operating assets from 1998 to 1999 of Rmb 8,124,000 and increase in operating liabilities from 1998 to 1999 of Rmb 31,531,000.

         In 2000, there was a cash outflow of Rmb 7,568,000 despite net income of Rmb 23,471,000. This was mainly due to (i) non-cash items such as depreciation of property, machinery and equipment, amortization of land use rights, amortization of debt issuance costs and discount of convertible debentures of a total of Rmb 30,048,000 (ii) increase in operating assets of Rmb 97,747,000 mainly due to increase in accounts receivable and inventories, and
(iii) increase in operating liabilities of Rmb 25,999,000 mainly due to increase in taxation payable.

         In 2001, there was an operating cash inflow of Rmb 26,489,000 despite a net loss of Rmb 21,422,000. This was mainly due to (i) non-cash items such as depreciation of property, machinery and equipment, amortization of land use rights, amortization of debt issuance costs and discount of convertible debentures of a total of Rmb 36,623,000 (ii) decrease in operating assets of Rmb 31,766,000 mainly due to decrease in accounts receivable and prepaid expenses, and (iii) decrease in operating liabilities of Rmb 34,623,000 mainly due to decrease in taxation payable.

Cash flows from financing activities

         For the years ended December 31, 1999, 2000 and 2001, approximately Rmb 100,353,000, Rmb 281,315,000 and Rmb 24,344,000 (US$2,940,000) respectively was provided by financing activities.

         During the year ended December 31, 1999, there was Rmb 100,353,000 cash provided by financing activities which was mainly due to new short-term borrowings of Rmb

59,264,000 and our shares were listed in NASDAQ with net proceeds of Rmb 54,045,000 obtained through issue of common stock.

         During the year ended December 31, 2000, there was Rmb 281,315,000 cash provided by financing activities which was mainly due to (i) increase in short-term bank borrowings of Rmb 67,173,000, (ii) net proceeds from issue of common stocks, convertible debentures and exercise of options and warrants of an aggregate amount of Rmb 214,635,000.

         During the year ended December 31, 2001, there was Rmb 24,344,000 cash provided by financing activities which was due to increase in short-term bank borrowings of Rmb 20 million.

Cash flows from investing activities

         For the years ended December 31, 1999, 2000 and 2001, approximately Rmb 214,669,000, Rmb 243,200,000 and Rmb 76,637,000 (US$9,258,000) was used in investing activities.

         During the year ended December 31, 1999, we incurred capital expenditures on acquisition of property, machinery and equipment amounting to Rmb 25,547,000 for expansion of our production facilities. Furthermore, we incurred Rmb 80,665,000 to develop our own Qiao Xing Industrial Zone. We further paid Rmb 85,531,000 for land use rights for investment purpose. We also used Rmb 31,978,000 as pledged deposits for security of our banking facilities.

         During the year ended December 31, 2000, we incurred capital expenditures on acquisition of property, machinery and equipment amounting to Rmb 12,373,000 for expansion of our production facilities. Furthermore, we incurred a further Rmb 75,937,000 to develop our own Qiao Xing Industrial Zone. In 2000, we also paid an amount of Rmb 104,982,000 for land use rights for investment purpose. We also increased our pledged deposits of Rmb 42,006,000 for security of our banking facilities.

         During the year ended December 31, 2001, our cash used in investing activities decreased significantly to Rmb 76,637,000. The amount was mainly attributed by an advance of Rmb 56,300,000 to Qiao Xing Group Limited, a related company, as short-term funding. Subsequent to December 31, 2001, we received Rmb 50,000,000 from Qiao Xing Group Limited. We also spent approximately Rmb 19 million in 2001 in acquisition of property, machinery and equipment, newly constructed plant and payment of land use rights.

          As of December 31, 2001, our consolidated working capital was Rmb 147,505,000 (US$17,821,000) as compared to Rmb 136,616,000 as of December 31,
2000.

         Historically, we have financed our operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 18.1% and 20.8% of our total assets as of December 31, 2000 and December 31, 2001, respectively. Seasonal working capital needs have been met through short- term borrowings under revolving lines of credit.

          As of December 31, 2001, the Group had banking facilities of approximately Rmb 198,330,000 (US$23,963,000) for loans and trade financing. Approximately Rmb 189,990,000 (US$22,955,000) of the Group's banking facilities were used as of December 31, 2001.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

         The Group had capital commitments for contribution of Huizhou Qiao Xing-Hyundai System Communication Equipment Co., Ltd. and Qiao Xing Mobile Telecommunication Co., Ltd. of Rmb 118,438,000 (US$14,310,000) as of December 31, 2001.

         The Group has an operating lease agreement for an office premise, which extends through September 2002. Future minimum rental payments as of December 31, 2001, under an agreement classified as operating lease with non-cancelable terms within one year amount to Rmb304,000 (US$37,000).

         Under the agreement for the payment of land use rights for a parcel of land in Mainland China, the Group has committed to pay pre-determined annual fees to the respective third-party landlord for the period of 20 years up to December 2017. As of December 31, 2001, future fees payable under these agreements were Rmb 16,388,000 (US$1,980,000).

         The Group had other commitments for research and development of Rmb 3,479,000 (US$420,000) as of December 31, 2001.

RELATED PARTY TRANSACTIONS

         From time to time, we may enter into transactions with parties that have relationships with our officers or directors or entities in which we have an ownership interest. Such transactions are reviewed by the Board of Directors and are subject to the approval of members of the Board of Directors who do not have a personal interest in the applicable transaction. We disclose all material transactions that, in our judgment, constitute related party transactions. Related parties include our subsidiaries, investments accounted for under the equity method, members of our management and owners of a significant percentage of our common stock and their family members, and any other party that we significantly influence.

CRITICAL ACCOUNTING POLICIES: ACCOUNTING ESTIMATES

         In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, we must make a variety of estimates that affect the reported amounts and related disclosures. The following accounting policies are currently considered most critical to the preparation of our financial statements.

         Revenue Recognition. The Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101: "Revenue Recognition". SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Based on the above criteria our revenue is recognized at the time when the merchandise is shipped and title to the merchandise has passed to customers. Title to the merchandise may transfer to the customer when shipped or when received by the customer based on the specific agreement. We grant discounts or allowances on merchandise and account for these discounts and allowances as a deduction from sales. We evaluate our provisions for estimated discounts and allowances periodically based on historical trends. To date, we have not experienced any significant discounts and allowances. Any material increase in the level of returns could have a material and adverse effect on our financial statements.

         Allowance for doubtful accounts. Certain of our accounts receivable are subject to credit losses. We have attempted to reserve for expected credit losses based on our past experience with similar accounts receivable and believe our reserves to be adequate. It is possible, however, that the accuracy of our estimation process could be materially impacted as the composition of this pool of accounts receivable changes over time. We continually review and refine the estimation process to make it as reactive to these changes as possible; however, we cannot guarantee that we will be able to accurately estimate credit losses on these accounts receivable.

         Inventory Valuation. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional write-downs may be required.

         Valuation of Long-lived Assets. We assess the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

         (1) significant under-performance relative to expected historical or projected future operating results;

         (2)      significant changes in the manner of our use of the asset;

         (3)      significant negative industry or economic trends; and

         (4)      our market capitalization relative to net book value.

         Upon the existence of one or more of the above indicators of impairment, we test such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

         Deferred taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes and tax bases of assets and liabilities in each of the jurisdictions in which we operate. This process involves us estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is more unlikely than likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense with the tax provision in the statement of operations.

         Income tax. We account for income tax under the provision of SFAS No. 109 "Accounting for Income Taxes". Income tax liabilities are assessed based on the relevant tax rate applicable at the time we prepare financial statements for each financial period. On this basis, our subsidiary, QXTI, provided for enterprise income tax in Mainland China using 24% state income tax rate for 1999 and 2000 as the tax holiday it was entitled to had not been confirmed by the relevant tax bureau in Mainland China. In 2002, QXTI obtained a confirmation from the relevant tax bureau on its entitlement of tax holiday under which the state income tax rates are 15% for 1999 and 10% for 2000 and 2001. We then applied these adjusted tax rates to assess the income tax position for 1999 and 2000, as a result, the excess tax provision for 1999 and 2000 of Rmb 18,868,000 in total has been written back in 2001.

         Convertible debenture. We account for convertible debentures issued during the year ended December 31, 2000 in accordance with Accounting Principles Board Opinions No. 14: "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants," Emerging Issues Task Force Issue ("EITF") Issue No. 98-5: "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF Issue No. 00-27:
"Application of EITF Issue No. 98-5 to Certain Convertible Debentures."

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

         Discounts of convertible debentures and debt issuance cost were amortized over the term of the convertible debentures using the effective interest rate method and the amount amortized were recognized as interest expense. Any unamortized discounts remaining at the date of conversion of convertible debentures were recognized as interest expense in the period the conversion took place.

         In connection with the conversion which took place during the years ended December 31, 2000 and 2001, the relevant portion of unamortized debt issuance cost amounted to approximately Rmb 8,053,000 and Rmb 7,124,000 (equivalent to US$973,000) respectively and unamortized discounts of convertible debentures amounted to approximately Rmb 6,335,000 and Rmb 5,580,000 (equivalent to US$674,000), respectively were recognized as interest expenses.

CRITICAL ACCOUNTING POLICIES: ADOPTION OF NEW ACCOUNTING POLICIES

         In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141: "Business combinations" and SFAS No. 142: "Goodwill and Other Intangible Assets". These pronouncements significantly change the accounting for business combinations, goodwill and intangible assets. SFAS No. 141 establishes that all business combinations will be accounted for using the purchase method and the use of the pooling-of-interests method is no longer allowed. The statement further clarifies the criteria to recognise intangible assets separately from goodwill. The provision of SFAS No. 141 are effective for all business combinations initiated after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and, generally, adopts a non-amortisation and periodic impairment-analysis approach to goodwill and indefinitely-lived intangibles. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 or for business combinations initiated after June 30, 2001. The adoptions of SFAS No. 141 & 142 are not expected to have a material impact on the Group's financial statements.

         In August 2001, the FASB issued SFAS No. 143: "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 shall be effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Group's financial statements.

         In October 2001, the FASB issued SFAS No. 144: "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 amends accounting and reporting standards for the disposal of segments of a business and addresses various issues related to the accounting for impairments or disposals of long-lived assets. The provisions of SFAS No. 144 shall be effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material impact on the Group's financial statements.

         In April 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 145: "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded Statement No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company is required to and will adopt SFAS No. 145 on January 1, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Group's financial statements.


C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:


                  Year ending December 31, 2001                          Rmb 3,516,000
                  Year ending December 31, 2000                            Rmb 497,000
                  Year ending December 31, 1999                            Rmb 562,000

D.       TREND INFORMATION.

Sales

         In light of the recent market condition and the continuous improvement of the living standard of the people in China, we are of the view that the corded and cordless telephones products will be less attractive to the public. Our focus in fiscal year 2002 is the promotion of caller ID displayed telephones. We are confident that these relatively high-end phone products can continue to achieve a double digit growth in fiscal year 2002. In addition, we started production of GSM and CDMA mobile phones since the beginning of fiscal year 2002 and we expect that sales revenue of at least Rmb 65 million will be generated from sale of mobile phone products. Therefore, we believe that we will be able to achieve a remarkable growth in sales revenue for fiscal year 2002 as compared to 2001.

Gross Profit

         Our gross profit margin percentage in fiscal year 2001 was approximately 15%. We also achieved a gross profit margin of approximately 15% for our sale of mobile phone products so far in 2002. On this basis, we anticipate that with the increase in sales revenue because of the introduction of GSM and CDMA mobile phones and multi-function indoor phones, our total gross profit in fiscal year 2002 will increase.

Production

         Our total production for the first half of 2002 is expected to be 2.1 million sets, compared to 1.5 million sets for the same period of 2001. The increase of 0.6 million sets is mainly due to the commencement of production of GSM and CDMA mobile phones in 2002.

Price

         In 2002, we further reduced our price by approximately 10% for certain of our products. Due to the keen competition in the telephone market, our new GSM and CDMA mobile phones are to be priced at a gross profit margin of not more than 15% so as to be competitive in the market.

Inventory

         We forecast that our inventory value as of June 30, 2002 is approximately Rmb 91 million which was higher than Rmb 80 million as of December 31, 2001. This is due to the purchases of high-value raw material and components for the production of GSM and CDMA mobile phones.

Acquisition of CEC Telecom Ltd.

         The acquisition of CEC Telecom Ltd by Qiao Xing Mobile Communication Co. Ltd, a wholly owned subsidiary of Qiao Xing Universal Telephone Inc., requires Rmb 312,750,000 (US$37,787,000) of additional funding during fiscal 2002. Rmb 61,000,000 (US$7,370,000) has already been paid for the planned acquisition. We continued to use our existing loan facilities and extended our existing short term bank loans to finance our daily operations. Events such as non-renewal of credit facilities or requirements to repay short-term debt could affect our ability to fund the acquisition and working capital. We may require significant additional funding in connection with the planned acquisition and to expand in the future. Such additional funding may be raised through additional public or private equity or debt financings or other sources and may, if obtained by way of subsequent equity financing, result in dilution to the holders of the Common Shares. We believe that our existing cash balances and funds expected to be generated from operations and available credit facilities should be sufficient to fund our anticipated level of operations and our current expansion and acquisition plans for the foreseeable future. There can be no assurance that our operations, expansion plans or capital requirements will not change in a manner that would consume available resources more rapidly than anticipated, or that substantial additional funding will not be required before we can achieve and maintain profitable operations. Further, additional funding may not be available on terms satisfactory to us, if at all. If adequate funds are not available, we may be required to cut back or abandon our expansion plans and curtail operations significantly, which would have a material adverse effect on our business, financial condition and results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT.

         Our senior management and directors are as follows:



  NAME                                          AGE           POSITION
  ----                                          ---           --------

Rui Lin Wu                                       50         Chairman and Chief Executive
                                                            Officer
Zhi Yang Wu                                      29         Vice Chairman and Secretary
Zhi Fang Zhang                                   48         Executive Director
Zhong Ai Li                                      31         Executive Director
Murry Xiao                                       35         Chief Financial Officer
Liu Rong Yang                                    29         Non-Executive Director
Zi Shu Huang                                     48         Non-Executive Director
Guo Liang Zhang                                  60         Non-Executive Director

         None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu.

         MR. RUI LIN WU is our chairman and chief executive officer. He is our founder and has over 14 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is a member of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China.

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

         MR. ZHONG AI LI is deputy general manager of Qiao Xing Telecommunication Industry Co., Ltd. ( "QXTI ") and has served as one of our directors since September 1997. From August 1992 to July 1994, he served as deputy manager of QXTI's marketing department. From August 1994 to February 1997, Mr. Li served as manager of Shenzhen Baoan Chang He Electronic Co., Ltd. From February 1997 to September 1997, he served as manager of QXTI's marketing department. Mr. Li has served as deputy general manager of QXTI since September 1997.

         MR. MURRY XIAO has served as our chief financial officer and controller of finance since June 15, 2002. Mr. Xiao received a degree in economics from Jiang Xi University of Finance and Economics in 1988. From July 1988 to March 1995, he served as an audit senior and an audit department manager with Jiang Xi Certified Public Accountants, PRC. From April 1995 to March 1996, he served as assistant chief financial officer for Shenzhen Fortune (Group) Ltd. From April 1996 to September 1996, Mr. Xiao served as senior accountant for China Pacific Steel Co. Ltd. (H.K.). From September 1996 through June 1999, he served as an audit manager with Ho and Ho & Company, C.P.A. (H.K.). From July 1999 to June 15, 2002, Mr. Xiao served as our finance manager. Mr. Xiao is a registered member of the China Institute of Certified Public Accountants since April 1994.

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


B.       COMPENSATION.

         The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2001 on an accrual basis, for services in all capacities, was Rmb 2,570,000 (US$311,000). During the fiscal year ended December 31, 2001, we contributed an aggregate amount of Rmb 739,917 (US$108,279) toward the pension plans of our directors and executive officers.

         We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chief executive officer at an annual salary of Rmb 1,266,840 (US$153,000). Mr. Wu's remuneration package includes benefits with respect to a motor car.

         During the fiscal year ended December 31, 2000, Mr. Wu received stock options exercisable to acquire 300,000 shares of common stock at $15.00 per share at any time until April 14, 2005. In January 2002, the exercise price of the options was reduced to $5.50 per share.

         Besides Mr. Wu, during the fiscal year ended December 31, 2000, our vice president, Zhi Yang Wu, our vice general manager, Yong Tai Wu, and the chairman assistant, Min Zhu, respectively, received stock options exercisable to acquire 250,000, 245,000 and 200,000 shares of common stock at $15.00 per share at any time until April 14, 2005. In January 2002, the exercise price of the options was reduced to $5.50 per share.


C.       BOARD PRACTICES.

         Each of our seven current directors was elected at our last annual meeting of shareholders held December 7, 2001 to serve a one-year term or until their successor is elected and qualified.

         There are no directors' service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

         Our board of directors has established an audit committee, which consists of Rui Lin Wu, Liu Rong Yang and Zi Shu Huang. Its functions are:

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

D.       EMPLOYEES.

         As of December 31, 2001, we had a total of 1,873 full time employees, of which 25 are key management staff, five are engaged in sales and marketing, three are engaged in finance and administration, and eight are engaged in production. None of our employees is represented by a labor union and we believe that our employees' relations are good.

E.       SHARE OWNERSHIP.

         The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of June 21, 2002 by:

         o each person who is known by us to own beneficially more than 5% of our outstanding common stock;

         o        by each of our executive officers and directors; and

         o        by all directors and executive officers as a group.

As of June 21, 2002, we had 14,282,400 shares of our common stock issued and outstanding.

         This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.


                                                                             NUMBER           PERCENT
                                                                           ----------       ----------
NAME OF BENEFICIAL HOLDER                                                   SHARES BENEFICIALLY OWNED
-------------------------                                                  ---------------------------


Wu Holdings Limited                                                        6,819,000(1)                47.7
Rui Lin Wu                                                                 7,119,000(1)(2)             48.8
Zhi Yang Wu                                                                  250,000(3)                 1.7
Zhang Zhi Fang                                                                     0                      0
Zhong Ai Li                                                                        0                      0
Murry Xiao                                                                         0                      0
Liu Rong Yang                                                                      0                      0
Zi Shu Huang                                                                       0                      0
Guo Liang Zhang                                                                    0                      0
All directors and executive officers as a group(8)                         7,369,000(2)(3)             49.7



-----------

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

(2) Includes options currently exercisable to acquire 300,000 shares of common stock at $5.50 per share at any time until April 14, 2005.

(3) Includes options currently exercisable to acquire 250,000 shares of common stock at $5.50 per share at any time until April 14, 2005.


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

         As of June 21, 2002, 1,005,000 options had been exercised and the following options to purchase shares of our common stock under the Plan remained outstanding:

         o stock options to purchase 995,000 shares at $5.50 per share through April 14, 2005, all of which are held by our directors and officers as a group.

OTHER OPTIONS AND WARRANTS OUTSTANDING

         As of June 21, 2002, the following additional options and warrants to purchase shares of our common stock were outstanding:

         o stock purchase warrants to purchase 8,000 shares of common stock at $7.975 per share through February 16, 2004 which we sold to our IPO underwriter and/or persons related to the underwriter in February 1999

         o warrants to purchase 20,000 shares of common stock at $5.50 per share at any time until November 1, 2004 which we granted to a former public relations consultant in October 1999

         o warrants to purchase an aggregate of 660,000 shares of common stock at $20.7625 per share at any time until December 31, 2004 which we granted to two accredited investors and the placement agents in January 2000 in connection with a common stock and warrants purchase agreement

         o warrants to purchase an aggregate of 660,000 shares of common stock at $8.49 per share at any time until May 26, 2005 which we granted to two accredited investors and the placement agents in June 2000 in connection with a convertible debenture and warrants purchase agreement

         o warrants to purchase an aggregate of 300,000 shares of common stock at $6.60 per share at any time until September 15, 2004 which we granted to an accredited investor and the placement agent in September 2001 in connection with an equity line of credit facility


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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


B.       RELATED PARTY TRANSACTIONS.

Name and relationship of related parties:



                 Name of related parties                       Existing relationship with the Company
                -------------------------                      ---------------------------------------

Mr. Zhi Jian Wu Li                                             The major shareholder
Mr. Rui Lin Wu                                                 Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu                                                Director and brother of Mr. Zhi Jian Wu Li
Ms. Mei Lian Li                                                Wife of Mr. Zhi Yang Wu
Mr. Zhi Zhong Wu                                               Brother of Mr. Zhi Jian Wu Li
Ms. Qing Li                                                    Wife of Mr. Rui Lin Wu
Ms. Hong Ling Deng                                             Friend of Mr. Rui Lin Wu
Ms. Zhen Yin Su                                                Friend of Mr. Rui Lin Wu
Mr. Zhong Ai Li                                                Director
Mr. Guo Liang Zhang                                            Director
Ms. Lin Rong Yang                                              Director
Mr. Zhi Fang Zhang                                             Director
Mr. Zi Shu Huang                                               Director
Wu Holdings Limited                                            Intermediate holding company
Exquisite Jewel Limited                                        Minority shareholder
Metrolink Holdings Limited                                     Minority shareholder
Specialist Consultants Limited                                 Minority shareholder
Jia Xing Electronic Supplies Company Limited                   Common director
Qiao Xing Electronic Holdings Company Limited                  Common director
Qiao Xing Group Limited                                        Common director
Qiao Xing International Company                                Common director
Qiao Xing Investment Limited                                   Common director
Qiao Xing Properties Limited                                   Common director
Rui Xing Electronic Development Company Limited                Common director


Summary of related party transactions is as follows:

                                                       1999           2000                    2001
                                                    ---------       ---------       -------------------------
                                                     Rmb'000        Rmb'000          Rmb'000         US$'000


Recovery of general and administrative expenses (at cost) in respect of factory and office premises subleased to

  - Jia Xing Electronic Supplies Company
       Limited                                            182             238             139              17
  - Qiao Xing Properties Limited                        2,088           2,285           1,776             215
  - Rui Xing Electronic Development Company
       Limited                                            357             404             915             111

Interest paid to
  - Rui Xing Electronic Development Company
       Limited                                            201              --              --              --



  - Ms. Mei Lian Li                                          51         --         --        --
  - Ms. Hong Ling Deng                                       --         40         --        --
  - Ms. Zhen Yin Su                                          --          8         --        --

Purchases from
  - Jia Xing Electronic Supplies Company
       Limited                                           31,301     35,704     13,436     1,623
  - Qiao Xing International Company                          12         --         --        --
  - Qiao Xing Properties Limited                         25,666     22,268     20,471     2,473
  - Rui Xing Electronic Development Company
       Limited                                            6,693      6,289      8,033       971
                                                         ======     ======     ======     =====


Summary of related party balances is as follows:


                                                                2000                     2001
                                                            ------------     -----------------------------
                                                              Rmb'000          Rmb'000          US$'000
Advance to Qiao Xing Group Limited                                    --           56,300            6,802

Due from
   - Mr. Rui Lin Wu                                                9,749              281               34
   - Mr. Zhong Ai Li                                                 123               --               --
   - Ms. Mei Lian Li                                                 123              508               61
   - Qiao Xing Group Limited                                          --            3,133              380
   - Qiao Xing Investment Limited                                    189              189               23
   - Qiao Xing Electronic Holdings Company
      Limited                                                      5,667               --               --
   - Wu Holdings Limited                                             200              209               25
                                                            ------------     ------------     ------------

                                                                  16,051           60,620            7,325
                                                            ============     ============     ============

Due to
   - Mr. Zhi Zhong Wu                                                570              664               80
   - Ms. Qing Li                                                     705            1,793              217
   - Mr. Zhi Jian Wu Li                                               97              543               66
   - Mr. Zhi Yang Wu                                                 383              882              107
   - Mr. Guo Liang Zhang                                               5               94               11
   - Ms. Liu Rong Yang                                                 3                7                1
   - Ms. Zhi Fang Zhang                                                3                7                1
   - Mr. Zi Shu Huang                                                  3                7                1
   - Mr. Zhong Ai Li                                                  --              136               16
   - Qiao Xing Group Limited                                       1,073                7                1
                                                            ------------     ------------     ------------

                                                                   2,842            4,140              501
                                                            ============     ============     ============



Except for the advance to Qiao Xing Group Limited and the balances with the shareholders, all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

During the year ended December 31, 2001, the Group advanced to Qiao Xing Group Limited approximately Rmb 56,300,000. The advance was unsecured and non-interest bearing. Rmb 50,000,000 of the advance has been settled subsequent to December 31, 2001.

Loan from shareholders were unsecured loan from Mr. Rui Lin Wu (held on trust for Mr. Zhi Jian Wu Li), Exquisitive Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company's shareholders, and were non-interest bearing. The lenders have agreed not to demand the Group for repayment before January 1, 2003.

The rental agreements in Mainland China were entered into by Mr. Rui Lin Wu, our director, and Qiao Xing Group Limited on behalf of Qiao Xing Telecommunication Industry Company Limited.

As of December 31, 2001, the Group had banking facilities of Rmb 198,330,000 for loans and trade financing, of which Rmb 189,990,000 were used. These facilities are, among other things, secured by personal guarantees provided by Mr. Rui Lin Wu, our director, and Qiao Xing Group Limited.


C.       INTERESTS OF EXPERTS AND COUNSEL.

         Not applicable.


ITEM 8. FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

         The Consolidated Financial Statements are filed in this Annual Report as Item 18.


B.       SIGNIFICANT CHANGES.

         We do not believe that any significant change has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS.

         Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol "XING." The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock since its listing on The Nasdaq National Market on February 16, 1999 as reported by Nasdaq:



PERIOD                                                    HIGH            LOW
------                                                 ----------     ----------
Year ended December 31, 1999                           $    51.00     $     2.75
Year ended December 31, 2000                           $   52.313     $    3.375
Year ended December 31, 2001                           $    6.625     $     1.79

Quarter ended March 31, 2000                           $   52.313     $   27.688
Quarter ended June 30, 2000                            $   32.875     $   14.313
Quarter ended September 30, 2000                       $    20.50     $   11.063
Quarter ended December 31, 2000                        $    12.75     $    3.375
Quarter ended March 31, 2001                           $    6.625     $    3.844
Quarter ended June 30, 2001                            $     4.72     $     2.81
Quarter ended September 30, 2001                       $     3.78     $     1.97
Quarter ended December 31, 2001                        $     6.10     $     1.79
Quarter ended March 31, 2002                           $     5.58     $    3.719

Month ended December 31, 2001                          $     6.10     $     2.41
Month ended January 31, 2002                           $     5.58     $     4.17
Month ended February 28, 2002                          $     4.91     $    3.719
Month ended March 31, 2002                             $     4.85     $     3.82
Month ended April 30, 2002                             $    4.849     $     3.89
Month ended May 31, 2002                               $     4.54     $     3.73


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

         As of December 31, 2001, our aggregate bank borrowings, at various fixed interest rates, amounted to Rmb 189,990,000 (US$22,955,000). Due to the stable interest rate in the PRC, we do not believe that material risk on interest rates exists. Impact of 10% swings in interest rate as of December 31, 2001 would result in swings in interest expense of Rmb 840,000 (US$102,000) for the year ended December 31, 2001.

         As of December 31, 2001, about 98% of our products were sold in Mainland China and the great majority of our sales income are denominated in Rmb. Our major expenses are also denominated in Rmb. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates.

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


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.



                                    PART III


ITEM 17. FINANCIAL STATEMENTS

         Not applicable.


ITEM 18. FINANCIAL STATEMENTS

                       QIAO XING UNIVERSAL TELEPHONE, INC.



                        CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2000 AND 2001
            AND FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                         TOGETHER WITH AUDITORS' REPORT













Approved by the Board of Directors on June 28, 2002, and signed on behalf of the Board of Directors by:





Directors:
            -----------------------------------        -------------------------
                       RUI LIN WU                              ZHI YANG WU

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Qiao Xing Universal Telephone,
Inc.:


We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Telephone, Inc. (a company incorporated in the British Virgin Islands; "the Company") and its subsidiaries ("the Group") as of December 31, 2000 and 2001, and the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders' equity for the years ended December 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qiao Xing Universal Telephone, Inc. and its subsidiaries as of December 31, 2000 and 2001, and the results of their operations, and cash flows for the years ended December 31, 1999, 2000 and 2001, in conformity with generally accepted accounting principles in the United States of America.




                                                      ARTHUR ANDERSEN & CO
                                                  Certified Public Accountants
                                                           Hong Kong
Hong Kong,
June 28, 2002

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001



                                                          Note              2000                       2001
                                                      -------------     ------------     -----------------------------
                                                                          Rmb'000           Rmb'000           US$'000
                                                                                                             (Note 4)

ASSETS

Current assets:
   Cash and bank deposits                                                     33,490            7,616              920
   Pledged bank deposits                                         26           75,433           76,925            9,294
   Accounts receivable, net                                       5          282,627          254,816           30,787
   Inventories                                                    6           80,100           79,862            9,649
   Prepaid expenses                                               7            8,951              938              113
   Other current assets                                           8            3,300            9,467            1,144
    Deferred income tax assets                                   20            2,968            9,787            1,182
   Due from related parties                                      27           16,051           60,620            7,325
                                                                        ------------     ------------     ------------

       Total current assets                                                  502,920          500,031           60,414

Deposits for purchase of property,
   machinery and equipment                                                     1,641            5,672              685
Property, machinery and equipment,
   net                                                            9          182,140          183,600           22,183
Construction-in-progress                                         10           17,869              576               70
Land use rights                                                  11          226,463          221,359           26,745
Debt issuance costs, net                                         12            8,234               --               --
                                                                        ------------     ------------     ------------

       Total assets                                                          939,267          911,238          110,097
                                                                        ============     ============     ============

LIABILITIES, MINORITY INTERESTS
   AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term borrowings                                         13          170,443          189,990           22,955
   Accounts payable                                                           36,690           32,752            3,957
   Other payables                                                14           16,098            6,550              791
   Accrued liabilities                                           15           12,292           13,627            1,646
   Due to related parties                                        27            2,842            4,140              501
   Taxation payable                                              20          127,939          105,467           12,743
                                                                        ------------     ------------     ------------

       Total current liabilities                                             366,304          352,526           42,593

Convertible debentures, net                                      16           36,706               --               --
Shareholders' loans                                              17            8,163            8,163              986
                                                                        ------------     ------------     ------------

       Total liabilities                                                     411,173          360,689           43,579
                                                                        ------------     ------------     ------------

Minority interests                                                            23,266           23,102            2,791
                                                                        ------------     ------------     ------------

Shareholders' equity:
   Common stock, par value Rmb0.008
     (equivalent of US$0.001); authorized -
     50,000,000 shares; outstanding and
     fully paid - 12,138,199 shares as of
     December 31, 2000 and 14,282,400
     shares as of December 31, 2001                              18              100              118               14
   Additional paid-in capital                                                280,126          324,219           39,174
   Dedicated reserves                                            21           10,541           10,541            1,273
   Retained earnings                                                         213,980          192,558           23,265
   Cumulative translation adjustments                                             81               11                1
                                                                        ------------     ------------     ------------

       Total shareholders' equity                                            504,828          527,447           63,727
                                                                        ------------     ------------     ------------

       Total liabilities, minority
         interests and shareholders'
         equity                                                              939,267          911,238          110,097
                                                                        ============     ============     ============



   The accompanying notes are an integral part of these financial statements.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                         AND COMPREHENSIVE INCOME (LOSS)

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001


                                               Note             1999             2000                     2001
                                             -----------     -----------      -----------      ----------------------------
                                                               Rmb'000          Rmb'000          Rmb'000         US$'000
                                                                                                                 (Note 4)

Net sales                                                        383,633          392,529          249,271           30,118
Cost of goods sold                                    27        (259,658)        (271,606)        (212,229)         (25,642)
                                                             -----------      -----------      -----------      -----------


     Gross profit                                                123,975          120,923           37,042            4,476

Selling expenses                                                 (15,695)         (15,325)          (6,172)            (746)
General and administrative
   expenses                                           27         (28,562)         (40,605)         (44,114)          (5,330)
Impairment loss on
   - Land use rights                                                  --               --           (5,004)            (605)
   - Property, machinery
       and equipment                                   9              --               --           (8,722)          (1,054)
                                                             -----------      -----------      -----------      -----------
Income (Loss) from
   operations                                                     79,718           64,993          (26,970)          (3,259)

Interest income                                                    1,981            2,061            2,000              242
Exchange (loss) gain, net                                             (8)           2,363             (104)             (13)
Interest expense:
   - Amortization of debt
       issuance costs                                                 --           (9,637)          (8,234)            (995)
   - Amortization of
       discount of
       convertible
       debentures                                                     --           (7,613)          (6,469)            (782)
   - Others                                                       (5,577)          (6,300)          (8,404)          (1,015)
Other income (expenses), net                                         252             (197)             908              110
                                                             -----------      -----------      -----------      -----------

     Income (Loss) before
       income tax                                                 76,366           45,670          (47,273)          (5,712)

(Provision for) Write-back
   of income tax                                      20         (20,298)         (16,599)          25,687            3,104
                                                             -----------      -----------      -----------      -----------

     Income (Loss) before
       minority interests                                         56,068           29,071          (21,586)          (2,608)

Minority interests                                                (6,365)          (5,600)             164               20
                                                             -----------      -----------      -----------      -----------

     Net income (loss)                                            49,703           23,471          (21,422)          (2,588)
                                                             ===========      ===========      ===========      ===========

Other comprehensive (loss)
   income - translation
   adjustments                                                        (8)              79               70                8
                                                             -----------      -----------      -----------      -----------

     Comprehensive income
       (loss)                                                     49,695           23,550          (21,352)          (2,580)
                                                             ===========      ===========      ===========      ===========

Earnings (Loss) per common
   share
     - Basic                                          22        Rmb 5.33         Rmb 2.03       Rmb (1.67)       US$ (0.20)
                                                             ===========      ===========      ===========      ===========

     - Diluted                                        22        Rmb 5.32         Rmb 1.98       Rmb (1.67)       US$ (0.20)
                                                             ===========      ===========      ===========      ===========

Weighted average number of
   shares outstanding
     - Basic                                          22       9,333,000       11,572,000       12,838,000       12,838,000
                                                             ===========      ===========      ===========      ===========

     - Diluted                                        22       9,344,000       11,878,000       12,838,000       12,838,000
                                                             ===========      ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001



                                               1999             2000                   2001
                                            ------------    ------------    ----------------------------
                                              Rmb'000          Rmb'000           Rmb'000          US$'000
                                                                                                  (Note 4)
Cash flows from operating activities:

Net income (loss)                                 49,703          23,471         (21,422)         (2,588)
Adjustments to reconcile net income
   (loss) to net cash provided by
   (used in) operating activities -
   Depreciation of property, machinery
     and equipment                                 8,137           9,856          16,942           2,046
   Amortization of land use rights                 1,657           2,942           4,978             601
   Impairment loss on
     - Land use rights                                --              --           5,004             605
     - Property, machinery and equipment              --              --           8,722           1,054
   Net (gain) loss on disposal of
     property, machinery and equipment               (92)            119             105              13
   Amortization of debt issuance costs                --           9,637           8,234             995
   Amortization of discount of
     convertible debentures                           --           7,613           6,469             782
   Compensation cost for stock options
     and warrants issued to external
     consultants                                   4,628           4,464              --              --
   Interest expense on shareholders'
     loans                                           575             478             478              58
   Minority interests                              6,365           5,600            (164)            (20)
Decrease (Increase) in operating
   assets -
   Accounts receivable                             9,790         (69,598)         27,811           3,359
   Inventories                                    (4,167)        (12,813)            238              29
   Prepaid expenses                                 (780)         (7,123)          8,471           1,023
   Other current assets                            4,039           2,158          (6,167)           (745)
   Deferred income tax assets                       (758)         (2,210)         (6,819)           (824)
   Due from related parties                           --          (8,161)          8,232             995
(Decrease) Increase in operating
   liabilities -
   Accounts payable                               (6,347)           (902)         (3,938)           (476)
   Other payables                                 12,685             661          (9,548)         (1,153)
   Accrued liabilities                             1,285             991           1,335             161
   Taxation payable                               23,908          25,249         (22,472)         (2,715)
                                            ------------    ------------    ------------    ------------
                                                 110,628          (7,568)         26,489           3,200
                                            ------------    ------------    ------------    ------------
Cash flows from investing activities:

Acquisitions of property, machinery
   and equipment                                 (25,547)        (12,373)         (2,145)           (259)
Additions of construction-in-progress            (80,665)        (75,937)         (7,981)           (964)
Payment of land use rights                       (85,531)       (104,982)         (4,878)           (589)
Proceeds from disposal of property,
   machinery and equipment                           821             207             190              23
Increase in pledged bank deposits                (31,978)        (42,066)         (1,492)           (180)
Decrease (Increase) in due from
   related parties                                 8,491          (7,066)        (56,300)         (6,802)
Increase in deposits for purchase of
   property, machinery and equipment                (260)           (983)         (4,031)           (487)
                                            ------------    ------------    ------------    ------------

                                                (214,669)       (243,200)        (76,637)         (9,258)
                                            ------------    ------------    ------------    ------------
Cash flows from financing activities:
New short-term borrowings                         59,264         108,478         218,260          26,370
Repayment of short-term borrowings                (3,880)        (41,305)       (198,713)        (24,010)
Repayment of long-term bank loan                  (9,800)             --              --              --
New advances from related parties                  1,680              --           4,797             580
Repayment of advances from related
   parties                                          (959)           (493)             --              --
New shareholders' loans                                3              --              --              --
Net proceeds from issue of common stock           54,045          75,576              --              --
Net proceeds from issue of convertible
   debentures                                         --          75,958              --              --
Net proceeds from exercise of options
   and warrants                                       --          63,101              --              --
                                            ------------    ------------    ------------    ------------
                                                 100,353         281,315          24,344           2,940
                                            ------------    ------------    ------------    ------------
Effect of translation adjustments                     (8)             73             (70)             (8)
                                            ------------    ------------    ------------    ------------
Net (decrease) increase in cash and
   bank deposits                                  (3,696)         30,620         (25,874)         (3,126)

Cash and bank deposits, beginning of year          6,566           2,870          33,490           4,046
                                            ------------    ------------    ------------    ------------
Cash and bank deposits, end of year                2,870          33,490           7,616             920
                                            ============    ============    ============    ============


   The accompanying notes are an integral part of these financial statements.

              QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001



                                                                                                                    Accumulated
                                                                                                                       other
                                                                                                                   comprehensive
                                                                                                                       income
                                               Common Stock                                                            (loss) -
                                       ---------------------------    Additional                                     cumulative
                                          Number                       paid-in        Dedicated      Retained       translation
                                Note     of shares       Amount        capital         reserves      earnings       adjustments
                              -------  ------------   ------------   ------------    ------------   ------------   --------------
                                           `000          Rmb'000       Rmb'000          Rmb'000        Rmb'000         Rmb'000
Balance as of December 31, 1998               8,000             64         12,559           6,295        145,052              10
   Issue of common stock for
     cash                         18          1,600             15         72,849              --             --              --
   Stock issuance costs                          --             --         (9,727)             --             --              --
   Net income                                    --             --             --              --         49,703              --
   Shareholders' contribution     17             --             --            575              --             --              --
   Transfer to dedicated
     reserves                                    --             --             --           2,314         (2,314)             --
   Translation adjustments                       --             --             --              --             --              (8)
                                       ------------   ------------   ------------    ------------   ------------    ------------

Balance as of December 31, 1999               9,600             79         76,256           8,609        192,441               2
   Issue of common stock          18            833              7         82,738              --             --              --
   Exercise of stock options      19          1,005              8         52,528              --             --              --
   Exercise of stock warrants     19            172              2         10,563              --             --              --
   Issue of shares to
     external consultants         18             25             --          7,501              --             --              --
   Stock issuance costs                          --             --        (13,155)             --             --              --
   Issuance of convertible
     debentures                   18             --             --         14,082              --             --              --
   Issue of stock purchase
     warrants to external
     consultants               19.c.iv           --             --          9,569              --             --              --
   Conversion of convertible
     debentures                   16            503              4         39,566              --             --              --
   Net income                                    --             --             --              --         23,471              --
   Shareholders' contribution     17             --             --            478              --             --              --
   Transfer to dedicated
     reserves                                    --             --             --           1,932         (1,932)             --
   Translation adjustments                       --             --             --              --             --              79
                                       ------------   ------------   ------------    ------------   ------------    ------------

Balance as of December 31, 2000              12,138            100        280,126          10,541        213,980              81
   Issue of stock purchase
     warrants to investors
     and external
     consultants                19.c.v.          --             --            458              --             --              --
   Conversion of convertible
     debentures                   16          2,144             18         43,157              --             --              --
   Net loss                                      --             --             --              --        (21,422)             --
   Shareholders' contribution     17             --             --            478              --             --              --
   Translation adjustments                       --             --             --              --             --             (70)
                                       ------------   ------------   ------------    ------------   ------------    ------------
Balance as of December 31, 2001              14,282            118        324,219          10,541        192,558              11
                                       ============   ============   ============    ============   ============    ============



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

For the year ended December 31, 2001, the Group recorded net loss attributable to shareholders of approximately Rmb21,422,000 and had short-term bank borrowings of approximately Rmb189,990,000 as of December 31, 2001. Subsequent to December 31, 2001, the Group entered into agreements for acquisition of an aggregate equity interest of 65% in CEC Telecom Ltd. ("CECT") for an aggregate cash consideration of Rmb312,750,000 ("the Acquisitions"). Details of the Acquisitions have been disclosed in Note 30 to the financial statements. The Group's ability to continue as a going concern depends on the success of its future operations, its ability to renew or replace the short-term bank borrowings as they fall due and its ability to obtain additional financing from, among others, the banks, the existing shareholders, the public or the private institutional investors to finance the Acquisitions.

The Company's Directors are confident that the Group's future operations will be successful. Also, the Directors are confident that the Group will be able to rollover majority of its short-term bank borrowings upon maturity in the second half of 2002. Further, the Directors have explored different means of financing including, inter alia, a new bank loan of Rmb60,000,000 in May 2002 to finance the Acquisitions. The financial statements have been prepared on the assumption that the Group is a going concern and will continue in operation for the foreseeable future.

The Group is subjected to, among others, the following operating risks:

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

1.       ORGANIZATION AND NATURE OF OPERATIONS (Cont'd)

Country risk (Cont'd)

In addition, substantially all of the Company's revenue is denominated in Renminbi ("Rmb") which must be converted into other currencies before remittance outside Mainland China. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require approvals of the Mainland Chinese government.

Technology risk

The new advanced products that the Group is developing incorporate complex and evolving technologies that require substantial expenditures and resources. However, these new products may fail to be accepted at the rates or levels the Group anticipates and the Group may fail to realize the expected benefits from its investments in these new technologies.

The Group may experience greater variability in its operating results than in the past, particularly depending on the general economic conditions and the pace of development and acceptance of new technologies.

Changes in the communication industry are expected to increase competition and change the competitive landscape and may adversely affect the Group's operating results.

Operating risk

The Group conducts its manufacturing and sales operations through joint ventures established between the Group and Mainland Chinese parties. Any deterioration of these strategic relationships may have an adverse effect on the operations of the Group.

Concentration of credit risk

The Group performs ongoing credit evaluations of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections. As of December 31, 2000 and 2001, the Group's five largest accounts receivable accounted for approximately 27% and 31%, respectively, of the Group's total accounts receivable.

2.       SUBSIDIARIES

Details of the Company's subsidiaries as of December 31, 2000 and 2001 were as follows:


                                                                  Percentage of
                                                                 equity interest
                                               Place of         attributable to
           Name                              incorporation          the Group        Principal activities
           ----                              -------------      ----------------     --------------------

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

ii. Huizhou Qiao Xing-Hyundai System Communication Equipment Co., Ltd. is an equity joint venture established in Mainland China in August 2000 for a term of 20 years until August 2020. According to the joint venture agreement, the Group and the joint venture partner have to make capital contribution of US$7,152,000 (equivalent to approximately Rmb59,219,000 based on exchange rate of US$1 = Rmb8.28) and US$4,768,000 (equivalent to approximately Rmb39,479,000 based on exchange rate of US$1 = Rmb8.28), respectively. As of December 31, 2001, no capital contribution has been made by the Group and the joint venture partner, and Huizhou Qiao Xing-Hyundai System Communication Equipment Co., Ltd. has not begun commercial operations.

iii. Qiao Xing Mobile Telecommunication Co., Ltd. is an equity joint venture established in Mainland China in August 2000 for a term of 20 years until August 2020. According to the joint venture agreement, the Group and the joint venture partner have to make capital contribution of US$7,152,000 (equivalent to approximately Rmb59,219,000 based on exchange rate of US$1 = Rmb8.28) and US$4,768,000 (equivalent to approximately Rmb39,479,000 based on exchange rate of US$1 = Rmb8.28), respectively. As of December 31, 2001, no contribution has been made by the Group and the joint venture partner, and Qiao Xing Mobile Telecommunication Co., Ltd. has not begun commercial operations.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       Basis of consolidation

         The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including the equity joint ventures. All material intra-group balances and transactions have been eliminated on consolidation.

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

d.       Property, machinery and equipment and construction-in-progress

         Property, machinery and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Gains or losses on disposals are reflected in current operations. Major expenditure for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets after taking into account the estimated residual value. The estimated useful lives are as follows: buildings - 8 to 30 years, machinery and equipment - 6 to 12 years, furniture and office equipment - 5 years, and motor vehicles - 5 years.

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

d.       Property, machinery and equipment and construction-in-progress (Cont'd)

         Construction-in-progress represents land costs as well as factory and office buildings under construction. The Group capitalizes interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34:
         "Capitalization of Interest Cost."

         The Group accounts for property, machinery and equipment and construction-in-progress in accordance with SFAS No. 121: "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" which requires impairment loss to be recognized on the long-lived assets when the sum of expected future cash flows (undiscounted and without interest charges) resulted from the use of the asset and its eventual disposition is less than the carrying amount of the assets. Otherwise, an impairment loss is not recognized. Measurement of the impairment loss for long-lived assets is based on the fair value of the assets.

e.       Land use rights

         Land use rights are stated at the amount of the prepayment less accumulated amortization. Land use rights expense is recognized ratably over the lease term of 50 years.

f.       Convertible debentures

         The Company accounts for convertible debentures issued during the year ended December 31, 2000 in accordance with Accounting Principles Board Opinions No. 14: "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants," Emerging Issues Task Force Issue ("EITF") Issue No. 98-5: "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF Issue No. 00-27: "Application of EITF Issue No. 98-5 to Certain Convertible Debentures."

         The proceeds obtained from the issuance of convertible debentures are allocated between the convertible debentures and the attached detachable warrants based on the relative fair values of the two securities, at the time of issuance, with the portion applicable to the warrants being debited as a discount to convertible debentures and credited to the additional paid-in capital. The embedded beneficial conversion feature of the convertible debenture is recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature as a discount to convertible debentures and as a credit to additional paid-in capital.

         Discounts of convertible debentures were amortized over the term of the convertible debentures using the effective interest rate method and the amount amortized were recognized as interest expense. Any unamortized discounts remaining at the date of conversion of convertible debentures were recognized as interest expense in the period the conversion took place.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

f.       Convertible debentures (Cont'd)

         The Company capitalizes direct costs incurred for the issuance of convertible debentures as debt issuance costs. Debt issuance costs are amortized over the term of the convertible debentures using the effective interest rate method and the amounts amortized were recognized as debt issuance expense. Any unamortized debt issuance costs remaining at the date of conversion of convertible debentures were recognized as debt issuance expense in the period the conversion took place.

g.       Sales recognition

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

i.       Debt issuance costs and borrowing costs

         Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt. All other borrowing costs are recognized as an expense in the period in which they are incurred.

j.       Research and development expenditures

         Research and development expenses are charged to expenses as incurred.

k.       Income taxes

         The Group accounts for income tax under the provisions of SFAS No. 109:
         "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax is provided using the liability method and is recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realise their benefits or that future deductibility is uncertain.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

l.       Operating leases

         Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expenses on a straight-line basis over the period of the relevant leases.

m.       Segment information

         The Group adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Group's products and services, the countries in which the Group earns revenues and holds assets, and major customers. This Statement requires companies that have a single reportable segment to disclose information about products and services, information about geographic areas, and information about major customers. This statement requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and make operating decisions regarding the allocation of resources. It is management's opinion that, at this time, the Group has several operating segments, however only one reportable segment.

n.       Foreign currency translation

         The Company's functional currency is in United States dollars (US$) as a majority of its financing and cash is denominated in US$. All other companies within the Group consider Renminbi ("Rmb") to be their functional currency as most of their business activities are based in Renminbi. Aggregate (loss) gain from foreign currency transactions (that is, non-US$ translation of the Company and non-Rmb translation of other companies in the Group) are included in the statements of operations and amounted to approximately Rmb(8,000), Rmb2,363,000 and Rmb(104,000) for the years ended December 31, 1999, 2000 and 2001.

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

o.       Comprehensive income

         The Group has adopted SFAS No. 130: "Reporting Comprehensive Income" which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in financial statements as comprehensive income for the period in which they are recognized. The Group has presented comprehensive income, which encompasses net income and currency translation adjustments, in the statements of operations and comprehensive income.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

p.       Earnings (Loss) per common share

         Earnings (Loss) per common share is computed in accordance with SFAS No. 128: "Earnings Per Share" by dividing the net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures to the extent such instruments were dilutive during the period.

q.       Stock-based compensation

         The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25: "Accounting for Stock Issued to Employees." Compensation expense related to employee stock options is recorded only if the fair value of the underlying stock exceeds the exercise price on the date of grant. Pro forma disclosures were made assuming hypothetical fair value method application as prescribed by Statement of Financial Accounting Standards No. 123:
         "Accounting for Stock-Based Compensation."

         The Company accounts for stock options and warrants issued to external consultants in accordance with the recognition provisions of SFAS
         No. 123 and EITF 96-18: "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The Company values stock options and warrants issued based on Black-Scholes option-pricing model and recognizes this value over the period in which the options vest.

r.       Financial instruments

         The Group accounts for financial instruments under the provisions of SFAS No. 133: "Accounting for Derivative Instruments and Hedging Activities", which requires that all derivative financial instruments be recognized in the financial statements and maintained at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or stockholders' equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS 133 in 2001 did not have a material impact on the Group's financial position or its results of operations because the Group does not purchase or sell any derivative financial instruments, and does not have any contracts with embedded derivative.

         The carrying amounts for cash and bank deposits, pledged bank deposits, accounts receivable, short-term borrowings, accounts payable, other payables and accrued liabilities approximate their fair values because of the short maturity of those instruments. The carrying amounts for convertible debentures approximate their fair values as of December 31, 2000 and 2001 since the fair values are estimated based on the quoted market prices for the same or similar issues.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

r.       Financial instruments (Cont'd)

         The carrying amounts and fair values of the Group's financial instruments at December 31, 2000 and 2001 are as follows:


                                                  Carrying amount                              Fair value
                                       --------------------------------------    --------------------------------------
                                          2000                 2001                2000                   2001
                                       ----------    ------------------------    ----------     -----------------------
                                        Rmb'000         Rmb'000      US$'000      Rmb'000         Rmb'000      US$'000

Cash and bank deposits                     33,490         7,616           920        33,490         7,616           920
Pledged bank deposits                      75,433        76,925         9,294        75,433        76,925         9,294
Accounts receivable                       282,627       254,816        30,787       282,627       254,816        30,787
Short-term borrowings                     170,443       189,990        22,955       170,443       189,990        22,955
Accounts payable                           36,690        32,752         3,957        36,690        32,752         3,957
Other payables                             16,098         6,550           791        16,098         6,550           791
Accrued liabilities                        12,292        13,627         1,646        12,292        13,627         1,646
Convertible debentures                     36,706            --            --        36,706            --            --

s.       Cash and cash equivalents

         Cash and cash equivalents include cash on hand, amount on deposits with banks and all highly liquid investments with maturity of three months or less at the time of acquisition.

t.       Use of estimates and assumptions

         The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

u.       New accounting standards

         In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141: "Business combinations" and SFAS No. 142: "Goodwill and Other Intangible Assets". These pronouncements significantly change the accounting for business combinations, goodwill and intangible assets. SFAS No. 141 establishes that all business combinations will be accounted for using the purchase method and the use of the pooling-of-interests method is no longer allowed. The statement further clarifies the criteria to recognise intangible assets separately from goodwill. The provisions of SFAS No. 141 are effective for all business combinations initiated after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and, generally, adopts a non-amortisation and periodic impairment-analysis approach to goodwill and indefinitely-lived intangibles. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 or for business combinations initiated after June 30, 2001. The adoptions of SFAS No. 141 and 142 are not expected to have a material impact on the Group's financial statements.

         In August 2001, the FASB issued SFAS No. 143: "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 shall be effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 is not expected to have a material impact on the Group's financial statements.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

u.       New accounting standards (Cont'd)

         In October 2001, the FASB issued SFAS No. 144: "Accounting for the Impairment of Disposal of Long-Lived Assets". SFAS No. 144 amends accounting and reporting standards for the disposal of segments of a business and addresses various issues related to the accounting for impairments or disposals of long-lived assets. The provisions of SFAS No. 144 shall be effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material impact on the Group's financial statements.

         In April 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 145: "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded Statement No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company is required to and will adopt SFAS No. 145 on January 1, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Group's financial statements.

4.       CONVENIENCE TRANSLATION

Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 31, 2001 of US$1.00 = Rmb8.2766. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

5.       ACCOUNTS RECEIVABLE

Accounts receivable consists of:



                                                           2000                      2001
                                                      ------------     -----------------------------
                                                        Rmb'000          Rmb'000           US$'000
Trade receivables                                          304,753          285,900           34,543

Less: Allowance for doubtful accounts                      (22,126)         (31,084)          (3,756)
                                                      ------------     ------------     ------------

Accounts receivable, net                                   282,627          254,816           30,787
                                                      ============     ============     ============

Movements of allowance for doubtful accounts were as follows:


                                                     1999            2000                      2001
                                                 ------------    ------------    ----------------------------
                                                    Rmb'000         Rmb'000         Rmb'000          US$'000

Beginning of year                                       6,330          10,163          22,126           2,673
Increase in allowance for
    doubtful accounts                                   3,833          11,963           8,958           1,083
                                                 ------------    ------------    ------------    ------------

End of year                                            10,163          22,126          31,084           3,756
                                                 ============    ============    ============    ============

6.       INVENTORIES

Inventories consists of:


                                                     2000                      2001
                                                 ------------    ----------------------------
                                                    Rmb'000         Rmb'000         US$'000

Raw materials                                          24,863          16,706           2,018
Work-in-process                                         8,281           9,377           1,133
Finished goods                                         46,956          53,779           6,498
                                                 ------------    ------------    ------------

                                                       80,100          79,862           9,649
                                                 ============    ============    ============

7.       PREPAID EXPENSES

Prepaid expenses consists of:



                                                    2000                    2001
                                                 ------------    ----------------------------
                                                   Rmb'000         Rmb'000         US$'000

Prepaid advertising costs                               8,562             150              18
Prepaid stock issuance costs (Note 19.c.v)                 --             458              55
Prepaid insurance                                         178             183              22
Others                                                    211             147              18
                                                 ------------    ------------    ------------

                                                        8,951             938             113
                                                 ============    ============    ============

8.       OTHER CURRENT ASSETS

Other current assets consists of:



                                                    2000                    2001
                                                 ------------    ----------------------------
                                                    Rmb'000         Rmb'000        US$'000
Deposits for purchase of raw materials                  2,077               1              --
Utility deposits                                          225             187              23
Advances to sales agents                                  365             456              55
Other advances                                            633           8,724           1,054
Interest receivable                                        --              99              12
                                                 ------------    ------------    ------------

                                                        3,300           9,467           1,144
                                                 ============    ============    ============

Including in other advances of Rmb8,724,000 as of December 31, 2001 was an advance to an independent third party amounting to Rmb8,000,000. The independent third party applied the advance of Rmb8,000,000 from the Group as pledged bank deposits for certain of the Group's short-term borrowings (see Notes 13 and 26). The entire amount was settled by the independent third party subsequent to December 31, 2001 upon the Group's repayment of the short-term borrowings to the bank.

9.       PROPERTY, MACHINERY AND EQUIPMENT

Property, machinery and equipment consists of:



                                                     2000                      2001
                                                 ------------     -----------------------------
                                                    Rmb'000         Rmb'000          US$'000

Buildings                                             126,679          151,952           18,359
Machinery, equipment and software                      71,389           72,735            8,788
Furniture and office equipment                         14,597           15,020            1,815
Motor vehicles                                         14,415           14,172            1,712
                                                 ------------     ------------     ------------

                                                      227,080          253,879           30,674

Less: Accumulated depreciation and impairment
         losses                                       (44,940)         (70,279)          (8,491)
                                                 ------------     ------------     ------------

Property, machinery and equipment, net                182,140          183,600           22,183
                                                 ============     ============     ============

Capitalized software represents acquisition cost to obtain proprietary software provided by a third party, which is recorded under machinery, equipment and software. The Directors evaluated the recoverability of the capitalized software cost and determined to make full provision of Rmb8,722,000 of the carrying value of capitalized software cost as of December 31, 2001.

Certain property, machinery and equipment of the Group with net book value of approximately Rmb41,313,000 and Rmb115,172,000 as of December 31, 2000 and 2001, respectively, were pledged as collateral for certain of the Group's short-term borrowings (see Notes 13 and 26).

10.      CONSTRUCTION-IN-PROGRESS

Construction-in-progress represents construction costs incurred for construction of certain factory facilities.

11.      LAND USE RIGHTS

Land use rights consist of:


                                                    2000                      2001
                                                 ------------     -----------------------------
                                                    Rmb'000         Rmb'000          US$'000


Land use rights                                       232,062          236,940           28,628

Less: Accumulated amortization and
            impairment losses                          (5,599)         (15,581)          (1,883)
                                                 ------------     ------------     ------------

Land use rights, net                                  226,463          221,359           26,745
                                                 ============     ============     ============

Private ownership of land is not allowed in Mainland China. Rather, entities acquire the right to use land for a designated term. As of December 31, 2000 and 2001, the land use rights consisted of four parcels of land located in Mainland China with net book value of approximately Rmb177,850,000 and Rmb167,211,000, respectively, held under land use rights of 44 to 49 years expiring in June 2042, July 2048, August 2049 and March 2050, respectively.

In addition, as of December 31, 2000 and 2001, the Group also recorded prepaid land use rights with net book value of approximately Rmb48,613,000 and Rmb54,148,000, respectively, in respect of two parcels of land (out of the four parcels of land) which the Group has not yet obtained the land use right certificates for certain portion of land. The Group has obtained legal opinion from its Mainland Chinese lawyer that it is virtually assured of success in obtaining the land use right certificates for the remaining portion of land with no land use right certificates.

Land use rights with carrying amount of approximately Rmb84,730,000 and Rmb103,668,000 as of December 31, 2000 and 2001, respectively, were pledged as collateral for certain of the Group's short-term borrowings (see Notes 13 and 26).

12.      DEBT ISSUANCE COSTS

Debt issuance costs consist of:



                                                        2000                      2001
                                                     ------------     -----------------------------
                                                       Rmb'000           Rmb'000         US$'000

Costs incurred in connection with the issuance of
    convertible debentures
    - Legal and other direct costs                          6,787            6,787              820
    - Bonus shares issued to external consultants
          (Note 18)                                         1,515            1,515              183
    - Warrants issued to external consultants
          (Note 19.c.iv)                                    9,569            9,569            1,156
                                                     ------------     ------------     ------------

                                                           17,871           17,871            2,159

Less: Accumulated amortization (Note 16.c)                 (9,637)         (17,871)          (2,159)
                                                     ------------     ------------     ------------

Debt issuance costs, net                                    8,234               --               --
                                                     ============     ============     ============

13.      SHORT-TERM BORROWINGS

Short-term borrowings consists of:



                                                     2000                   2001
                                                 ------------    ----------------------------
                                                    Rmb'000         Rmb'000        US$'000

Bills payable                                          47,543          29,180           3,526
Bank loans                                             85,900         127,300          15,381
Other bank borrowings - discounted bills               37,000          33,510           4,048
                                                 ------------    ------------    ------------

                                                      170,443         189,990          22,955
                                                 ============    ============    ============

Bills payable are a form of bank borrowings with payment terms of 180 days and are non-interest bearing unless they become trust receipts loans which bear interest at the prevailing interest rate of bank loans.

Furthermore, during the years ended December 31, 2000 and 2001, the Group issued certain bills to related companies. These related companies discounted the bills with certain banks and remitted the cash to the Group immediately. The Group recorded this type of financing as other bank borrowings - discounted bills, which was repayable in 180 days and bore weighted average interest at 3.58% per annum and 3.47% per annum, respectively, as of December 31, 2000 and 2001. As of December 31, 2000 and 2001, the bills payables and other bank borrowings - discounted bills are secured by pledged bank deposits of approximately Rmb46,462,000 and Rmb28,062,000 respectively.

The weighted average interest rate on bank loans was 6.31% per annum and 6.22% per annum, respectively, as of December 31, 2000 and 2001. As of December 31, 2000 and 2001, the bank loans are secured by pledged bank deposits of approximately Rmb28,971,000 and Rmb48,863,000 respectively, property, machinery and equipment of approximately Rmb41,313,000 and Rmb115,172,000 respectively (see Note 9), a parcel of land recorded under land use rights with a net book value of approximately Rmb84,730,000 and Rmb103,668,000 (see Note 11) respectively, advance of Nil and Rmb8,000,000 to an independent third party respectively (see Note 8), a personal guarantee provided by Mr. Rui Lin Wu, and a corporate guarantee provided by a related company (see Note 26).

14.      OTHER PAYABLES

Other payables consists of:



                                                       2000                     2001
                                                    ------------    ----------------------------
                                                      Rmb'000         Rmb'000          US$'000

Payable for land use rights                                  200           1,000             121
Payable for construction work of factories                10,921           4,357             526
Payable for purchase of machinery, equipment and
    software                                               4,666             731              88
Payable for advertising expenses                              --             455              55
Others                                                       311               7               1
                                                    ------------    ------------    ------------

                                                          16,098           6,550             791
                                                    ============    ============    ============

15.      ACCRUED LIABILITIES

Accrued liabilities consists of:



                                                     2000                    2001
                                                 ------------    ----------------------------
                                                    Rmb'000         Rmb'000        US$'000
Accruals for operating expenses
    - Salaries                                          3,916           2,949             356
    - Advertising expenses                                504           2,806             339
    - Others                                              949           1,199             145
Provision for staff benefit*                            3,280           3,030             366
Provision for staff welfare fund**                      3,643           3,643             440
                                                 ------------    ------------    ------------

                                                       12,292          13,627           1,646
                                                 ============    ============    ============

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

iii) During the period from October 10, 2000 to January 7, 2001, two-third of the face principals of the debentures, US$6,666,667, were convertible at a conversion price of the lower of US$25 or 87% of the average of the two lowest closing bid prices of the common stock over 15 trading days prior to the conversion date, subject to a floor price of US$5 up to November 19, 2000;

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

During the years ended December 31, 2000 and 2001, convertible debentures with a face value of Rmb39,570,000 and Rmb43,175,000 (equivalent to US$5,218,000) were converted into 503,198 and 2,144,201 shares of common stock of the Company at an average conversion price of US$9.51 and US$2.43 per share, respectively (see
Note 18). As of December 31, 2001, the entire convertible debentures were converted into common stocks of the Company.

The movement of the balance of the debentures is as follows:



                                                    2000                      2001
                                                 ------------     -----------------------------
                                                    Rmb'000         Rmb'000          US$'000

Face Value

Beginning of year                                          --           43,175            5,218
Issued during the year                                 82,745               --               --
Converted to common stock (Note c)                    (39,570)         (43,175)          (5,218)
                                                 ------------     ------------     ------------

End of year                                            43,175               --               --
                                                 ------------     ------------     ------------

Less: Discounts

Beginning of year                                          --            6,469              782
Discounts arising from recording the fair
    value of the detachable warrants during
    the year (Note a)                                  11,250               --               --
Discounts arising from recording the
    intrinsic value of the beneficial
    conversion feature of the debentures
    during the year (Note b)                            2,832               --               --
Less:
Amortization during the year (Note c)                  (7,613)          (6,469)            (782)
                                                 ------------     ------------     ------------

End of year                                             6,469               --               --
                                                 ------------     ------------     ------------

                                                       36,706               --               --
                                                 ============     ============     ============

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

c. In connection with the conversion which took place during the years ended December 31, 2000 and 2001, the relevant portion of unamortized debt issuance cost amounted to approximately Rmb8,053,000 and Rmb7,124,000 (equivalent to US$973,000) respectively and unamortized discounts of convertible debentures amounted to approximately Rmb6,335,000 and Rmb5,580,000 (equivalent to US$674,000), respectively were recognized as expenses.

17.      SHAREHOLDERS' LOANS

These represent unsecured loans from Mr. Rui Lin Wu (held on trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company's shareholders. The loans are denominated in United States dollars and are non-interest bearing. The shareholders have agreed not to demand the Group for repayment before January 1, 2003. For financial reporting, interest expense of approximately Rmb575,000, Rmb478,000 and Rmb478,000 for the years ended December 31, 1999, 2000 and 2001, respectively, were imputed according to cost of borrowings in Mainland China, and were recorded as interest expense and shareholders' contribution.

18.      COMMON STOCK

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

During the year ended December 31, 2000, an aggregate of US$4,784,000 (equivalent to Rmb39,570,000 based on exchange rate of US$1 = Rmb8.2718) of the face value of the convertible debentures were converted into 503,198 shares of common stock of the Company at an average conversion price of US$9.51 per share (Note 16).

During the year ended December 31, 2000, 16,667 and 8,000 shares of common stock were issued to certain external consultants in connection with the share placement and issuance of convertible debentures, respectively. The fair value of the 16,667 shares of approximately Rmb5,986,000 issued in connection with the share placement was recorded as a reduction to additional paid-in capital. The fair value of the 8,000 shares of approximately Rmb1,515,000 issued in connection with the issuance of convertible debentures was recorded as debt issuance costs.

During the year ended December 31, 2001, an aggregate of US$5,216,000 (equivalent to Rmb43,175,000 based on exchange rate of US$1 = Rmb8.2774) of the face value of the convertible debentures were converted into 2,144,201 shares of common stock of the Company at an average conversion price of US$2.43 per share (Note 16).

In September 2001, the Company entered into a common stock purchase agreement ("the Share Purchase Agreement") with an institutional investor ("the Investor") under which the Company may sell and issue to the Investor and the Investor shall be obligated to purchase from the Company an aggregate of 2,000,000 shares of common stock of the Company during the 24-month period from the date of approval of the registration of such shares with the Securities and Exchange Commission ("the SEC"). According to the terms of the Share Purchase Agreement, the common stock purchase price is being set at 93% of the daily volume weighted average price of the common stock over the preceding 15 trading days. As of the date of this report, the Company has not filed any registration statement with the SEC and no shares of common stock have been issued under the Share Purchase Agreement as of December 31, 2001.



19.      STOCK OPTIONS AND WARRANTS

a.       Stock Purchase Options

         The 1999 Stock Compensation Plan of the Company ("the Plan") allows for the issuance of either incentive stock options to employees, or non-qualified options to employees, directors and external consultants. A total of 2,000,000 common shares have been authorized and reserved for issuance under the Plan.

b.       i)       Stock options to employees

                  For the year ended December 31, 1999, 680,000 incentive stock options were issued to certain employees at an exercise price of US$6.32 per share, exercisable during a five-year period commencing on November 2, 1999. During the year ended December 31, 2000, all of these incentive stock options were exercised at an exercise price of US$6.32 per share and the corresponding stock issuance costs were vested immediately as of the stock options grant date.

                  During the year ended December 31, 2000, 995,000 incentive stock options were issued to certain employees at an exercise price of US$15 per share, exercisable during a five-year period commencing on April 14, 2000. The Company has not granted any options to employees during the year ended December 31, 2001. Subsequent to December 31, 2001, the exercise price of these outstanding stock options was re-priced to US$5.5 per share in January 2002.

                  The Company has elected to follow APB No. 25 to account for the incentive stock options granted to employees, under which the Company recognized no compensation expense as no employee options were granted at prices below the market price on the grant dates. Had compensation expenses for the incentive stock options been recognized based on fair value on the grant dates in accordance with SFAS No. 123, the Group's pro forma net income and earnings (loss) per common share would have been as follows:


                                      1999           2000                     2001
                                  ------------    ------------    ----------------------------
                                     Rmb'000         Rmb'000        Rmb'000          US$'000

Net income (loss)                       49,703          23,471         (21,422)]        (2,588)
Earnings (loss)
   per share
   - Basic                            Rmb 5.33        Rmb 2.03       Rmb (1.66)      US$ (0.20)
   - Diluted                          Rmb 5.32        Rmb 1.98       Rmb (1.66)      US$ (0.20)

Pro forma net
   income (loss)                        32,842         (40,625)        (21,422)]        (2,588)
Pro forma earnings
   (loss) per share
   - Basic                            Rmb 3.52       Rmb (3.51)      Rmb (1.66)      US$ (0.20)
   - Diluted                          Rmb 3.51       Rmb (3.51)      Rmb (1.66)      US$ (0.20)
                                  ============    ============    ============    ============

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

c.       Stock Purchase Warrants

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

                  The Company has adopted SFAS No. 123 to account for the stock purchase warrants granted to external consultants. The fair value of these warrants amounted to approximately Rmb1,033,000 (equivalent to US$125,000), as computed using the Black-Scholes option-pricing model on the grant date, which were recognized as consultant expense over the service period of the external consultants and in this connection, approximately Rmb1,033,000 and nil were recognized as expenses for the years ended December 31, 1999 and 2000 respectively.

         iii) In connection with the share placement of the Company in January 2000, the Company granted 360,000 warrants to the private institutional investors ("the Subscription Warrants I") and 300,000 warrants to external consultants ("the Consultant Warrants I"). Each warrant can subscribe for one common stock in the Company at an exercise price of US$46.96 per share, and is exercisable for the period from January 7, 2000 to December 31, 2004. In accordance with the warrant agreement, the exercise price was reset to US$20.76 representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to July 10, 2000.

c.       Stock Purchase Warrants (Cont'd)

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

                  The fair value of the 360,000 Detachable Warrants amounted to approximately Rmb9,272,000 (equivalent to US$1,120,000) as computed using Black-Scholes option-pricing model on the grant date, which had been applied for allocating the face value of the convertible debenture into the value of the Detachable Warrants and the value of the debenture. In this connection, approximately Rmb11,250,000 (equivalent to US$1,358,000) of the face value of convertible debentures was allocated to value of the Detachable Warrants, which was recorded as a discount to the face value of the debentures and credited to additional paid-in capital.

                  The fair value of 300,000 common stock Consultant Warrants II granted to financial consultants amounted to approximately Rmb9,569,000 (equivalent to US$1,155,000), as computed using the Black-Scholes option-pricing model on the grant date, which has been recognized as debt issuance costs and credited to additional paid-in capital, respectively.

         v) In connection with the Share Purchase Agreement entered into in September 2001, the Company granted 150,000 warrants to the private institutional investors ("the Subscription Warrants II") and 150,000 warrants to external consultants ("the Consultant Warrants III"). Each warrant can subscribe for one common stock of the Company at an exercise price of US$6.6 per share, and is exercisable for the period from September 14, 2001 to September 14, 2004.

                  During the year ended December 31, 2001, the fair value of the 150,000 Subscription Warrants II and 150,000 Consultant Warrants III amounted to approximately Rmb458,000 (equivalent to US$55,350) as computed using Black-Scholes option-pricing model on the grant date, which were recognised as prepaid stock issuance cost.

Changes in outstanding stock options and warrants during the year ended December 31, 2000 and 2001 were as follows:


                                                 No. of stock          Weighted
                                                   options/            average
                                                   warrants         exercise price
                                                 ------------       --------------
                                                                          US$
Outstanding, as of December 31, 1998                       --                --
Granted in 1999                                     1,865,000             20.80
                                                 ------------

Outstanding, as of December 31, 1999                1,865,000             20.80
Granted in 2000                                     1,655,000             12.40
Exercised in 2000                                  (1,177,000)             6.48
                                                 ------------

Outstanding, as of December 31, 2000                2,343,000             14.68
Granted in 2001                                       300,000              6.60
                                                 ------------

Outstanding, as of December 31, 2001                2,643,000             13.77
                                                 ============

Exercisable, as of December 31, 2001                2,643,000             13.77
                                                 ============

Exercisable, as of December 31, 2000                2,343,000             14.68
                                                 ============

Exercisable as of December 31, 1999                 1,205,000*             6.48
                                                 ============


* The 660,000 warrants granted in connection with the placement of shares in the Company were only exercisable upon the successful share placement of the Company in January 2000 (see Note 19.c.iii).

The following table summarizes information about stock options and warrants described above that are outstanding and exercisable at December 31, 2001:


                               Options and warrants outstanding and exercisable
        ------------------------------------------------------------------------------------------------------
                                                                                          Weighted-average
                                              Weighted-average exercise             remaining contractual life
        Options/warrants                       price per option/warrant                       (years)
        ----------------                      -------------------------             --------------------------
               995,000                                     15.00                                  3.28
                 8,000                                      7.98                                  2.13
                20,000                                      5.50                                  2.84
               660,000                                     20.76                                  3.00
               660,000                                      8.49                                  3.41
               300,000                                      6.60                                  2.79
         -------------                             -------------                           -----------
             2,643,000                                     13.77                                  3.18
         -------------                             =============                           ===========

The weighted average fair value of the common stock purchase options and warrants on the grant dates were as follows:


                                                     1999            2000            2001
                                                 ------------    ------------    ------------
                                                      US$             US$             US$

Stock options granted under the Plan                     2.99            7.78              --
The Underwriter Warrants                                 5.99              --              --
Stock warrants granted to external
    consultants on October 31, 1999                      3.12              --              --
Subscription Warrants I                                    --            9.81              --
Subscription Warrants II                                   --              --            0.18
Detachable Warrants                                        --            3.85              --
Consultant Warrants I                                      --            9.81              --
Consultant Warrants II                                     --            3.85              --
Consultant Warrants III                                    --              --            0.18
                                                 ============    ============    ============

The fair values were computed based on the following weighted average assumptions:


                                                    1999              2000             2001
                                                 ------------     ------------     ------------

Risk-free interest rate                                  5.81%            5.53%            3.17%
Expected dividend yield                                  0.00%            0.00%            0.00%
Expected option/warrant life                       5.00 years       4.99 years          3 years
Expected stock price volatility                        291.27%           21.14%           57.21%
                                                 ============     ============     ============

The weighted average fair value of common stock purchase options and warrants granted using the Black-Scholes option-pricing model for the years ended December 31, 1999, 2000 and 2001 respectively are as follows:


                                                    1999            2000            2001
                                                 ------------    ------------    ------------
                                                     US$             US$              US$
Weighted average fair value of options
    and warrants                                         3.39            7.24            0.18
                                                 ============    ============    ============

20.      INCOME TAXES

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company and Qiao Xing Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The Company also registered in Hong Kong as a branch office and is subject to Hong Kong income taxes at a rate of 16%.

At present, substantially all of the Group's income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and is subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It was exempted from state income tax and local income tax for three years starting from January 1, 1994, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday of state income tax was expired on January 1, 1999. The tax holiday of local income tax continued for the years ended December 31, 1999, 2000 and 2001.

Pursuant to the Notice No. [1999] 52 issued by the Government of Guangdong Province, Mainland China ("the Notice [1999] 52"), High and New Technology Enterprise of Guangdong Province is entitled to a tax holiday granted by the relevant tax bureau, under which the company is subject to state income tax at a rate of 15% for three years, effective from January 1, 1999. Furthermore, for a foreign owned enterprise in Guangdong Province which is certified by Guangdong Provincial Foreign Trade and Economic Cooperation Office ("GPFTECO") as an Advanced Technology Enterprise, the company is entitled to additional tax benefit granted by the relevant tax bureau under which the state income tax rate can be further reduce to 10% for three years. QXTI is a High and New Technology Enterprise since 1999 and it is also an Advanced Technology Enterprise of Guangdong Province since 2000 pursuant to certificates issued by Guangdong Science and Technology Commission and GPFTECO, respectively.

Prior to obtaining confirmation from relevant tax bureau on the entitlement of tax holiday as stated above, QXTI provided for enterprise income tax using 24% for the years ended December 31, 1999 and 2000. Subsequent to December 31, 2001, QXTI obtained a confirmation from the National Tax Bureau to confirm that QXTI was able to enjoy the aforementioned tax benefit pursuant to the Notice [1999] 52 and QXTI's would be subject to state income tax rate at 15% for the year ended December 31, 1999 and 10% for each of the year ended December 31, 2000 and 2001. Accordingly, the excess provision of Mainland Chinese enterprise income tax in prior years was written back in 2001.

If the tax holiday of QXTI described above had not existed, the Group's income tax expenses (net of minority interests) would have been increased by approximately Rmb2,632,000 and Rmb2,351,000, respectively for the years ended December 31, 1999 and 2000 representing the effect of 3% local income tax exemption . In addition, income tax expenses (net of minority interests) for the year ended December 31, 2001 would have been increased by Rmb18,868,000, representing the effect of no written back on state income tax for 1999 and 2000. The tax holiday had no impact on operating results before tax generated in 2001 as QXTI was in a tax loss position. Basic earnings (loss) per common share would have been approximately Rmb5.04, Rmb1.83 and Rmb(2.99)(US$(0.36)), respectively, for the years ended December 31, 1999, 2000 and 2001, and diluted earnings (loss) per common share would have been approximately Rmb5.04, Rmb1.78, and Rmb(2.99)(US $(0.36)), respectively, for the years ended December 31, 1999, 2000 and 2001.

Provision for (Write-back of) income tax consists of:


                                                     1999             2000                     2001
                                                 ------------     ------------     -----------------------------
                                                    Rmb'000         Rmb'000          Rmb'000          US$'000

Mainland Chinese income tax
    - current                                          21,056           18,809          (18,868)          (2,280)
    - deferred                                           (758)          (2,210)          (6,819)            (824)
                                                 ------------     ------------     ------------     ------------

                                                       20,298           16,599          (25,687)          (3,104)
                                                 ============     ============     ============     ============

The reconciliation of Mainland Chinese statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations is as follows:


                                                        1999             2000             2001
                                                  ------------      ------------      ------------

Mainland Chinese statutory income tax rate                27.0%             27.0%             27.0%
Effect of tax holiday                                     (3.3%)            (6.6%)              --
Non-deductible activities
     - Amortization of debt issuance costs and
         discount of convertible debentures                 --              14.1%             (8.4%)
Reversal of over-provision of Mainland Chinese
    income tax                                              --                --              39.9%
Others                                                     2.9%              1.8%             (4.2%)
                                                  ------------      ------------      ------------

Effective income tax rate                                 26.6%             36.3%             54.3%
                                                  ============      ============      ============

Deferred income tax assets reflected the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the balance sheet as of December 31, 2000 and 2001 were as follows:


                                                     2000                     2001
                                                 ------------     -----------------------------
                                                    Rmb'000         Rmb'000           US$'000
Write-off of obsolete and slow-moving
    inventories                                         2,303            6,209              750
Allowance for doubtful accounts                           665            2,815              340
Loss carryforwards                                        670            1,818              220
                                                 ------------     ------------     ------------

                                                        3,638           10,842            1,310

Valuation allowance                                      (670)          (1,055)            (128)
                                                 ------------     ------------     ------------

Deferred income tax assets                              2,968            9,787            1,182
                                                 ============     ============     ============

Movements of valuation allowance were as follows:


                                                     1999           2000                    2001
                                                 ------------    ------------    ----------------------------
                                                    Rmb'000        Rmb'000         Rmb'000          US$'000
Beginning of year                                          --              89             670              81
Increase in valuation allowance                            89             581             385              47
                                                 ------------    ------------    ------------    ------------

End of year                                                89             670           1,055             128
                                                 ============    ============    ============    ============

Valuation allowance of approximately Rmb670,000 and Rmb1,055,000 were established as of December 31, 2000 and 2001, respectively, for the deferred income tax assets related to loss carryforwards indefinitely of the Company. The Company's management did not believe it was more likely than not that it would generate a sufficient level of taxable income in the foreseeable future to utilize all the loss carryforwards of the Company.

Management believes that it will obtain the full benefit of other deferred income tax assets on the basis of its evaluation of the Group's anticipated profitability over the period of years that the temporary differences are expected to become tax deductions. It believes that sufficient book and taxable income will be generated to realize the benefit of these tax assets.

Taxation payable comprised:


                                                    2000                     2001
                                                 ------------    ----------------------------
                                                   Rmb'000         Rmb'000         US$'000

Mainland Chinese value-added tax                       73,608          70,004           8,458
Mainland Chinese income tax                            54,331          35,463           4,285
                                                 ------------    ------------    ------------

                                                      127,939         105,467          12,743
                                                 ============    ============    ============

21.      DISTRIBUTION OF INCOME

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

Dedicated reserves include statutory surplus reserve and discretionary surplus reserve. Pursuant to the Notice [1995] 31 issued by Ministry of Finance on August 24, 1995 ("the Notice") and QXTI's articles of association, provision of these reserves are recommended by QXTI's board of directors. For the years ended December 31, 1999 and 2000, QXTI appropriated 2% of its statutory after-tax profit to each of the statutory surplus reserve and the discretionary surplus reserve. As QXTI recorded a net loss for the year ended December 31, 2001, no appropriation to statutory surplus reserve and the discretionary surplus reserve was made. The statutory surplus reserve can only be utilized to offset prior years' losses or for capitalization as paid-in capital, whereas the discretionary surplus reserve can be utilized for QXTI's future development or capitalization as paid-in capital. As of December 31, 2001, no utilization of statutory surplus reserve was proposed by the QXTI's management.

Pursuant to the Notice and QXTI's articles of association, QXTI appropriated 1% of its statutory after-tax profit for the years ended December 31, 1999 and 2000 to the staff welfare fund which shall be utilized for collective staff benefits such as building of staff quarters or housing. As QXTI recorded a net loss for the year ended December 31, 2001, no appropriation to the staff welfare fund was made. No distribution shall be made other than on liquidation of QXTI. Amounts appropriated to staff welfare fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Unappropriated profit is to be carried forward as retained earnings for future distribution. The amount of profit available for distribution to the shareholders will be determined based on the lower of the unappropriated profit as reported under Mainland Chinese GAAP and under US GAAP.

The Group keeps its books and records under Mainland Chinese GAAP. Adjustments between Mainland Chinese GAAP and US GAAP consists of transfer to staff welfare fund as required under Mainland Chinese GAAP as well as (i) recognition of deferred tax assets, (ii) recognition of stock-based compensation cost, (iii) amortization of debt issuance costs and (iv) amortization of discount of convertible debentures as required under US GAAP.

22.      EARNINGS (LOSS) PER COMMON SHARE

The following represents a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:


                                                     1999            2000                    2001
                                                 ------------    ------------    ----------------------------
                                                   Rmb'000         Rmb'000         Rmb'000           US$'000

Net income (loss)                                      49,703          23,471         (21,422)         (2,588)
                                                 ============    ============    ============    ============

                                                     `000            `000            `000            `000
Weighted average common
    shares - basic                                      9,333          11,572          12,838          12,838
Effect of dilutive stock
    options and warrants                                   11             306*             --*             --*
                                                 ------------    ------------    ------------    ------------

Weighted average common
    shares - diluted                                    9,344          11,878          12,838          12,838
                                                 ============    ============    ============    ============

Earnings (loss) per common
    share
    - Basic                                          Rmb 5.33        Rmb 2.03       Rmb (1.67)      US$ (0.20)
                                                 ============    ============    ============    ============

    - Diluted                                        Rmb 5.32        Rmb 1.98       Rmb (1.67)      US$ (0.20)
                                                 ============    ============    ============    ============

* The figures exclude convertible debentures that were anti-dilutive during the years ended December 31, 2000 and 2001.

The diluted loss per common share for the year ended December 31, 2001 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

23.      RETIREMENT PLAN

Since December 1, 2000, the Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme ("the MPF Scheme"), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each of the Group (employer) and its employees make monthly contribution to the scheme at 5% of the employees' earnings as defined under the Mandatory Provident Fund legislation, subject to a maximum cap of HK$1,000 (equivalent to Rmb1,070) per month and thereafter additional contributions are voluntary.

The Group's employees in Mainland China are all employed by QXTI. As stipulated by Mainland Chinese regulations, QXTI maintains a defined contribution retirement plan for all of its employees who are residents of Mainland China. All retired employees of QXTI are entitled to an annual pension equal to their basic annual salary upon retirement. QXTI contributed to a state sponsored retirement plan with amounts stipulated by the local government of Mainland China and has no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees.

The aggregate employer's contributions made by the Group amounted to approximately Rmb69,000, Rmb897,000 and Rmb795,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

24.      COMMITMENTS

a.       Capital commitments

         Capital commitments not provided for in the financial statements were analyzed as follows:


                                                    2000                     2001
                                                 ------------    ---------------------------
                                                   Rmb'000         Rmb'000         US$'000
Authorized and contracted for
   - property, machinery and equipment                  8,962              --              --
   - capital contribution of Huizhou
       Qiao Xing-Hyundai System
       Communication Equipment Co., Ltd.
       and Qiao Xing Mobile
       Telecommunication Co., Ltd.                    118,438         118,438          14,310
                                                 ------------    ------------    ------------

                                                      127,400         118,438          14,310
                                                 ============    ============    ============

b.       Operating lease commitments

         The Group has operating lease agreements for a land use right and an office premise, which extend through December 2017. Rental expenses for the years ended December 31, 1999, 2000 and 2001 were approximately Rmb4,233,000, Rmb2,072,000 and Rmb1,304,000 respectively. Future minimum rental payments as of December 31, 2001 under agreements classified as operating leases with non-cancelable terms amounted to approximately Rmb1,304,000 (equivalent to approximately US$158,000) within one year, approximately Rmb4,000,000 (equivalent to approximately US$483,000) within two to five years and approximately Rmb11,388,000 (equivalent to approximately US$1,376,000) more than five years.

c.       Other commitments

         Other commitments not provided for in the financial statements were analyzed as follows:


                                                     2000                   2001
                                                 ------------    ----------------------------
                                                   Rmb'000         Rmb'000         US$'000
Authorized and contracted for
   - Research and development                              --           3,479             420
                                                 ============    ============    ============

25.      SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

d.       Non-cash transactions

         For the years ended December 31, 1999, 2000 and 2001, imputed interest on shareholders' loans of approximately Rmb575,000, Rmb478,000 and Rmb478,000, respectively, were recorded as shareholders' contribution and credited to additional paid-in capital.

         For the year ended December 31, 1999, the fair value of Underwriter Warrants amounted to approximately Rmb7,937,000 and has been recognized as stock issuance costs, and the fair value of stock options and warrants granted to external consultants amounted to approximately Rmb4,628,000 and Rmb4,464,000, respectively, and has been recognized as operating expense and deferred compensation cost.

         For the year ended December 31, 2000, the share of face value of convertible debentures allocated to the Detachable Warrants and the fair value of the intrinsic value of beneficial conversion feature of the convertible debentures amounted to approximately Rmb22,648,000, and has been recognized as a discount of the carrying amount of the convertible debentures with a respective amount credited to additional paid-in capital.

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

         For the year ended December 31, 2001, a total of US$5,218,000 convertible debentures have been converted into common stock and in this connection, a total of 2,144,201 shares of common stock has been issued to debenture holders.

e.       Cash (paid) received for interest is as follows


                                                    1999             2000                      2001
                                                 ------------     ------------     -----------------------------
                                                   Rmb'000           Rmb'000         Rmb'000          US$'000
Interest paid                                          (5,002)          (5,822)          (7,926)            (957)
Interest received                                       1,981            2,061            2,000              242
                                                 ============     ============     ============     ============

26.      BANKING FACILITIES

As of December 31, 2001, the Group had banking facilities of approximately Rmb198,330,000 for loans and trade financing. Approximately Rmb189,990,000 of the Group's banking facilities were used as of December 31, 2001. These banking facilities were secured by:

a.       the Group's pledged bank deposits of approximately Rmb76,925,000;

b. the Group's buildings, machinery and equipment and land use rights with carrying amounts of approximately Rmb115,172,000 and Rmb103,668,000, respectively;

c.       an advance to an independent third party of approximately Rmb8,000,000

d.       a personal guarantee provided by Mr. Rui Lin Wu; and

e.       corporate guarantees provided by a related company.

27.      RELATED PARTY TRANSACTIONS

Name and relationship of related parties:



                 Name of related parties                           Existing relationship with the Company
----------------------------------------------------------    -------------------------------------------------

Mr. Zhi Jian Wu Li                                            The major shareholder
Mr. Rui Lin Wu                                                Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu                                               Director and brother of Mr. Zhi Jian Wu Li
Ms. Mei Lian Li                                               Wife of Mr. Zhi Yang Wu
Mr. Zhi Zhong Wu                                              Brother of Mr. Zhi Jian Wu Li
Ms. Qing Li                                                   Wife of Mr. Rui Lin Wu
Ms. Hong Ling Deng                                            Friend of Mr. Rui Lin Wu
Ms. Zhen Yin Su                                               Friend of Mr. Rui Lin Wu
Mr. Zhong Ai Li                                               Director
Mr. Guo Liang Zhang                                           Director
Ms. Liu Rong Yang                                             Director
Mr. Zhi Fang Zhang                                            Director
Mr. Zi Shu Huang                                              Director
Wu Holdings Limited                                           Intermediate holding company
Exquisite Jewel Limited                                       Minority shareholder
Metrolink Holdings Limited                                    Minority shareholder
Specialist Consultants Limited                                Minority shareholder
Jia Xing Electronic Supplies Company Limited                  Common director
Qiao Xing Electronic Holdings Company Limited                 Common director
Qiao Xing Group Limited                                       Common director
Qiao Xing International Company                               Common director
Qiao Xing Investment Limited                                  Common director
Qiao Xing Properties Limited                                  Common director
Rui Xing Electronic Development Company Limited               Common director

Summary of related party transactions is as follows:

                                                          1999             2000                  2001
                                                       ------------    ------------    ----------------------------
                                                         Rmb'000         Rmb'000         Rmb'000         US$'000

Recovery of general and administrative expenses (at
   cost) in respect of factory and office premises
   subleased to
   - Jia Xing Electronic Supplies Company
       Limited                                                  182             238             139              17
   - Qiao Xing Properties Limited                             2,088           2,285           1,776             215
   - Rui Xing Electronic Development
       Company Limited                                          357             404             915             111

Interest paid to
   - Rui Xing Electronic Development
       Company Limited                                          201              --              --              --
   - Ms. Mei Lian Li                                             51              --              --              --
   - Ms. Hong Ling Deng                                          --              40              --              --
   - Ms. Zhen Yin Su                                             --               8              --              --

Purchases from
   - Jia Xing Electronic Supplies Company
       Limited                                               31,301          35,704          13,436           1,623
   - Qiao Xing International Company                             12              --              --              --
   - Qiao Xing Properties Limited                            25,666          22,268          20,471           2,473
   - Rui Xing Electronic Development
       Company Limited                                        6,693           6,289           8,033             971
                                                       ============    ============    ============    ============

Summary of related party balances is as follows:



                                                     2000                   2001
                                                 ------------    ----------------------------
                                                    Rmb'000         Rmb'000          US$'000

Advance to Qiao Xing Group Limited                         --          56,300           6,802

Due from
   - Mr. Rui Lin Wu                                     9,749             281              34
   - Mr. Zhong Ai Li                                      123              --              --
   - Ms. Mei Lian Li                                      123             508              61
   - Qiao Xing Group Limited                               --           3,133             380
   - Qiao Xing Investment Limited                         189             189              23
   - Qiao Xing Electronic Holdings Company
     Limited                                            5,667              --              --
   - Wu Holdings Limited                                  200             209              25
                                                 ------------    ------------    ------------

                                                       16,051          60,620           7,325
                                                 ============    ============    ============

Due to
   - Mr. Zhi Zhong Wu                                     570             664              80
   - Ms. Qing Li                                          705           1,793             217
   - Mr. Zhi Jian Wu Li                                    97             543              66
   - Mr. Zhi Yang Wu                                      383             882             107
   - Mr. Guo Liang Zhang                                    5              94              11
   - Ms. Liu Rong Yang                                      3               7               1
   - Ms. Zhi Fang Zhang                                     3               7               1
   - Mr. Zi Shu Huang                                       3               7               1
   - Mr. Zhong Ai Li                                       --             136              16
   - Qiao Xing Group Limited                            1,073               7               1
                                                 ------------    ------------    ------------

                                                        2,842           4,140             501
                                                 ============    ============    ============

Except for the amount advanced to Qiao Xing Group Limited and the balances with the shareholders, all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

During the year ended December 31, 2001, the Group advanced to Qiao Xing Group Limited of approximately RMB56,300,000. The amount was unsecured, non-interest bearing and without pre-determined repayment terms. Rmb50,000,000 of the advance has been settled subsequent to December 31, 2001.

Loans from shareholders were unsecured loans from Mr. Rui Lin Wu (held on trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company's shareholders, and were non-interest bearing. The lenders have agreed not to demand the Group for repayment before January 1, 2003.

The rental agreements in Mainland China were entered into by Mr. Rui Lin Wu, a director, and Qiao Xing Group Limited on behalf of Qiao Xing Telecommunication Industry Company Limited.

28.      SEGMENT ANALYSIS

The Group operates as a single reportable segment as the telecommunication products wholesaler in Mainland China with net sales of approximately Rmb383,633,000, Rmb392,529,000 and Rmb249,271,000 (equivalent to US$30,118,000)
for the years ended December 31, 1999, 2000 and 2001, respectively - including operations outside Mainland China, which were immaterial. The Group sells its products through national distribution networks to more than 350 customers, who in turn sells directly to end-users.

a.       Major customers

         Details of individual customer accounting for more than 10% of the Group's sales are as follows:

                                                       1999             2000              2001
                                                       ----             ----              ----
        Chengfeng Electronic Appliance Trading
            Company of Yiwu City                        13%               7%                7%
                                                       ===              ===               ===

b.       Major suppliers

         Details of individual supplier accounting for more than 10% of the Group's purchases are as follows:

                                                       1999             2000              2001
                                                       ----             ----              ----
        Jia Xing Electronic Supplies Company
            Limited                                     12%              13%                8%
                                                       ===              ===               ===

29.      OTHER ADDITIONAL INFORMATION

The following items were included in the consolidated statements of operations and comprehensive income (loss):

                                                  1999             2000                        2001
                                                --------        ---------          ---------------------------
                                                 Rmb'000          Rmb'000           Rmb'000            US$'000
Depreciation of property, machinery
    and equipment                                 8,137            9,856            16,942             2,046

Amortization of land use rights                   1,657            2,942             4,978               601

Interest expense for
    - Amortization of debt issuance
         costs                                       --            9,637             8,234               995
    - Amortization of discount of
         convertible debentures                      --            7,613             6,469               782
    - bank loans                                  4,585            5,025             6,683               807
    - other bank borrowings -
         discounted bills                            --              749             1,243               150
    - loan from a related party                     252               --                --                --
    - other loans                                   165               48                --                --
    - shareholders' loans (imputed
         interest)                                  575              478               478                58
                                                -------          -------           -------            ------

Total interest expense                            5,577           23,550            23,107             2,792

Advertising expenses                             13,260            3,909             5,653               683

Research and development expenditures               562              497             3,516               425
                                                =======          =======           =======            ======

30.      SUBSEQUENT EVENT

Subsequent to December 31, 2001, the Group entered into the following sale and purchase agreements for acquisitions of an aggregate equity interest of 65% in CEC Telecom Ltd. ("CECT") for an aggregate consideration of Rmb312,750,000. CECT is a limited liability company established in Mainland China and is principally engaged in production and sales of mobile phones and accessories in Mainland China ("the Acquisitions").

Pursuant to an agreement dated April 4, 2002 and a supplementary agreement dated May 23, 2002, Qiao Xing Mobile Communication Limited ("QXMCL"), a wholly-owned subsidiary of the Company formed subsequently to December 31, 2001, will acquire 25% equity interest in CECT from Tianjin Taida Company Limited ("TTCL") for cash consideration of Rmb108,750,000. Pursuant to an agreement dated May 8, 2002 and a supplementary agreement dated June 23, 2002, QXMCL will acquire 40% equity interest in CECT from China Electronics Corporations ("CEC") and other group companies of CEC for cash consideration of Rmb204,000,000. All agreements are governed by, and construed in accordance with, the Mainland Chinese law.

As of June 28, 2002, the Group made prepayments of Rmb61,000,000 to the sellers according to the payment term prescribed in the agreements. The remaining consideration will be payable as to (i) Rmb 119,000,000 within 10 days after the completion of shares transfers at the relevant government bureau of Mainland China ("date of shares transfers"), (ii) Rmb85,000,000 within 3 months after the date of shares transfers and (iii) Rmb47,750,000 within 6 months after the date of shares transfers. The Group is in the process of applying for the shares transfers as of June 28, 2002. The unsettled considerations will be secured by, among others, QXMCL's equity interest in CECT (after completion of shares transfers) and certain land use right of the Group with net book value of Rmb102,085,000 as at December 31, 2001.

As of June 28, 2002, the Acquisitions have not been completed because certain precedent conditions as set out in the agreements have not been fulfilled. Such precedent conditions include, among others, (i) approval from Mainland Chinese government on the shares transfers and (ii) completion of collateral arrangements on QXMCL's equity interest in CECT and certain land use right of the Group as described in the preceding paragraph. Any non-fulfillment of these precedent conditions may lead to termination of the Acquisitions.

ITEM 19.       EXHIBITS

         (a) The following financial statements are being filed as part of this Annual Report on Form 20-F:

         Report of Independent Certified Public Accountants

         Consolidated statements of operations for the years ended December 31, 1999, 2000 and 2001

         Consolidated balance sheets at December 31, 2000 and 2001

         Consolidated statements of changes in shareholders' equity for the years ended December 31, 1999, 2000 and 2001

         Consolidated statements of cash flows for the years ended December 31, 1999, 2000 and 2001

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

Exhibit 2.1 Common Stock and Warrants Purchase Agreement dated as of December 30, 1999 - incorporated by reference to the Proxy Statement filed June 16, 2000.

Exhibit 2.2 Convertible Debenture and Warrants Purchase Agreement dated as of May 24, 2000 - incorporated by reference to the Proxy Statement filed June 16, 2000.

Exhibit 2.3 Common Stock Purchase Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.

Exhibit 2.4 Registration Rights Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.

Exhibit 2.5 Warrant Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.

Exhibit 8.1 List of Subsidiaries of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 99.1 Company Letter to the Commission re Arthur Andersen quality control system.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        QIAO XING UNIVERSAL TELEPHONE, INC.
                                        (Registrant)



Date:         June 28, 2002             By:      /s/ RUI LIN WU
       ---------------------------           ------------------------------


                                               Rui Lin Wu
                                               Chairman

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
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

Exhibit 2.1    Common Stock and Warrants Purchase Agreement dated as of December
               30, 1999 - incorporated by reference to the Proxy Statement filed
               June 16, 2000.

Exhibit 2.2    Convertible Debenture and Warrants Purchase Agreement dated as of
               May 24, 2000 - incorporated by reference to the Proxy Statement filed June 16, 2000.

Exhibit 2.3 Common Stock Purchase Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.

Exhibit 2.4 Registration Rights Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.

Exhibit 2.5    Warrant Agreement, dated as of September 14, 2001, between the
               Company and Brooke Bond International Inc.

Exhibit 8.1 List of Subsidiaries of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC
               File No. 333-9274, declared effective on February 16, 1999.

Exhibit 99.1 Company Letter to the Commission re Arthur Andersen quality control system.