Form 20-F
period 2002-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2003-08-04
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from________to________

Commission file number 0-29946

QIAO XING UNIVERSAL TELEPHONE, INC.

(Exact name of Registrant as specified in its charter)

QIAO XING UNIVERSAL TELEPHONE, INC.

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023

(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each	Name of each exchange
class	on which registered

None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

$.001 Par Value Common Stock (“Common Stock”)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

15,282,400 Shares of Common Stock

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes [X] No [  ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

     Not Applicable.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this annual report. You should not place undue reliance on these forward-looking statements.

     You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors:

•	dependence upon certain customers

•	dependence on key personnel

•	control by principal shareholder

•	competitive factors

•	the operation of our business

•	general economic conditions

     You should also consider carefully the statements under “Risk Factors” and other sections of this annual report, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.

     The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

     We use data and industry forecasts in this annual report which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.	SELECTED FINANCIAL DATA.

     We prepare the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The following summary consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001 and 2002 were derived from our audited financial statements included elsewhere in this Annual Report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 were derived from our audited financial statements not included elsewhere in this Annual Report and have been prepared in accordance with US GAAP and have been derived from audited financial statements. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this Annual Report.

	Years ended December 31

	1998	1999	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000 (3)
Net sales	351,184	383,633	392,529	250,366	549,967	66,421
Cost of goods sold	(251,935)	(259,658)	(271,606)	(212,229)	(528,149)	(63,786)

Gross profit	99,249	123,975	120,923	38,137	21,818	2,635
Selling expenses	(11,173)	(15,695)	(15,325)	(6,172)	(5,286)	(638)
General and administrative expenses	(21,548)	(28,562)	(40,605)	(44,114)	(68,684)	(8,295)

	Years ended December 31
	1998	1999	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000 (3)
Impairment loss on
- Land Use Rights	—	—	—	(5,004)	—	—
- Property, machinery and equipment	—	—	—	(8,722)	—	—

Income (loss) from operations	66,528	79,718	64,993	(25,875)	(52,152)	(6,298)
Interest expense	(5,101)	(5,577)	(23,550)	(23,107)	(17,867)	(2,158)
Interest income	287	1,981	2,061	2,000	1,070	129
Gain on sale of subsidiary	—	—	—	—	79,050	9,547
Exchange gain(loss), net	10	(8)	2,363	(104)	—	—
Other (expenses) income, net	(971)	252	(197)	(187)	124	15

Income (loss) before income tax	60,753	76,366	45,670	(47,273)	10,225	1,235
(Provision for) Write-back of income tax	(7,900)	(20,298)	(16,599)	25,687	—	—

Income (loss) before minority interests	52,853	56,068	29,071	(21,586)	10,225	1,235
Minority interests (1)	(5,590)	(6,365)	(5,600)	164	6,248	754

Net income (loss)	47,263	49,703	23,471	(21,422)	16,473	1,989

Earnings (loss) per common share
- Basic (2)	Rmb5.96	Rmb5.33	Rmb2.03	Rmb (1.67)	Rmb1.12	US$0.14

- Diluted (2)	Rmb5.96	Rmb5.32	Rmb1.98	Rmb (1.67)	Rmb0.95	US$0.11

Weighted average number of outstanding shares
- Basic (2)	7,936,000	9,333,000	11,572,000	12,838,000	14,685,000	14,685,000

- Diluted (2)	7,936,000	9,344,000	11,878,000	12,838,000	17,390,000	17,390,000

	As of December 31,

	1998	1999	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Balance Sheet Data
Cash and bank deposits	6,566	2,870	33,490	7,616	10,948	1,323
Working capital	128,162	56,917	136,616	147,505	266,773	32,219
Property, machinery and equipment, net	33,449	48,473	182,140	183,600	5,112	617
Construction in progress	26,272	106,937	17,869	576	—	—
Land use rights	5,364	112,301	226,463	221,359	189,405	22,875
Debt issuance cost, net	—	—	8,234	—	—	—
Total assets	379,236	576,847	939,267	911,238	742,708	89,699
Short-term-debts	47,886	103,270	170,443	189,990	40,000	4,831
Long-term-debts	17,966	8,169	44,869	8,163	8,163	986
Total liabilities	203,955	281,794	411,173	360,689	98,074	11,845
Minority interest (1)	11,301	17,666	23,266	23,102	87,054	10,514
Shareholders’ equity	163,980	277,387	504,828	527,447	557,580	67,340
Cash flows data
Cash flows from operating activities	14,711	110,628	(7,568)	26,489	(56,197)	(6,787)
Cash flows from investing activities	(28,965)	(214,669)	(243,200)	(76,637)	(297,827)	(35,969)
Cash flows from financing activities	14,349	100,353	281,315	24,344	357,417	43,166

(1)	Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in certain subsidiaries of our company.

(2)	Earnings per share is computed by dividing net income for 1998 by 7,936,000 shares, for 1999 by 9,333,000 shares, for 2000 by 11,572,000 shares, for 2001 by 12,838,000 shares and for 2002 by 14,685,000 shares. Diluted earnings per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

(3)	Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 of US$1.00 = Rmb 8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

Exchange Rate Information

     We have prepared our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles consistently applied and publish such statements in Renminbi, the functional currency of our subsidiaries and the legal tender currency of China. All references to “Renminbi” or “Rmb” are to Renminbi. All references to “U.S. Dollars,” “dollars,” “US$” or “$” are to United States dollars.

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Noon Buying Rate(1)

Calendar Year	Average (2)

(Rmb per US$)
1998	8.3008
1999	8.2783
2000	8.2784
2001	8.2770
2002	8.2770

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.

Calendar Month	High	Low

December 2002	8.2800	8.2771
January 2003	8.2800	8.2766
February 2003	8.2800	8.2768
March 2003	8.2776	8.2770
April 2003	8.2774	8.2769
May 2003	8.2771	8.2768
June 2003	8.2775	8.2768

As of July 25, 2003, being the latest practicable date, the exchange rate was US$1.00 = Rmb 8.2776.

B.	CAPITALIZATION AND INDEBTEDNESS.

     Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS.

     Not applicable.

D.	RISK FACTORS.

Technology risk

     The new advanced products that we are developing incorporate complex and evolving technologies that require substantial expenditures and resources. However, these new products may fail to be accepted at the rates or levels we anticipate and we may fail to realize the expected benefits from our investments in these new technologies.

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

Concentration of credit risk

     We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2001, our five largest accounts receivable accounted for approximately 31% of our total accounts receivable. Total accounts receivable as of December 31, 2002 were minimal following our sale of a subsidiary.

The economy of China differs from the economies of most countries.

     Although the majority of productive assets in China are still owned by the government, economic reform policies since 1978 have emphasized decentralization and the utilization of market mechanisms in the development of the Chinese economy. We have significantly benefited from such reforms, as the Ministry of Post and Telecommunications since 1994 has opened the telecommunications equipment market of China to all kinds of manufacturers. Our management believes that the basic principles underlying the reforms will continue to provide an acceptable framework of the PRC’s political and economic systems. In addition, we currently see no evidence that this refinement and readjustment process may adversely affect, directly or indirectly, the Company’s operations in the future.

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

     In addition, substantially all of our revenue is denominated in Renminbi (“Rmb”) which must be converted into other currencies before remittance outside Mainland China. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require the approval of the Mainland Chinese government.

Our currency is not freely convertible.

     The State Administration for Exchange Control (“SAEC”), under the authority of the People’s Bank of China (the “PBOC”), controls the conversion of Renminbi into foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System (“CFETS”) market. Since substantially all of our raw materials are provided by local suppliers using Renminbi and the majority of our expenses are denominated in Renminbi, restrictions on currency conversions did not materially affect our operations. Also, since we do not expect to require any raw material that are not permitted or are limited to purchase using foreign currencies, our management believes that such restriction will not materially affect our operations in the future. However, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments, and our operating subsidiaries located in China may be subject to restrictions on the conversion of Renminbi to U.S. dollars and, as a result, may be restricted to make distributions to us.

We depend on Chinese factories.

     We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiaries’ factories in China. We currently maintain fire, casualty and theft insurance aggregating approximately $9.6 million covering various of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in China. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. However, we have not materially suffered from such damage or loss to date.

Taxation

     Our Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. Our Company, Qiao Xing Holdings Limited, Qiao Xing Mobile Communication Company Limited and Qiao Xing Communication Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. Our Company also registered in Hong Kong as a branch office and is subject to Hong Kong income taxes at a rate of 16%. During the fiscal year ended December 31, 2002, substantially all of the Group’s income was generated in China by Qiao Xing Telecommunication Industry Company Limited (“QXTI”), a joint venture enterprise established in the Coastal Economic Open Zone in China and subject to Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It was exempted from state income tax and local income tax for three years starting from January 1, 1994, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday of state income tax has expired on January 1, 1999. The tax holiday of local income tax continued for the years ended December 31, 2001 and 2002.

     Pursuant to the Notice No. [1999] 52 issued by the Government of Guangdong Province, China (the “Notice [1999] 52”), High and New Technology Enterprise of Guangdong Province is entitled to tax holiday granted by the relevant tax bureau, under which QXTI is subject to state income tax at a rate of 15% for three years, effective from January 1, 1999. Furthermore, for a foreign owned enterprise in Guangdong Province which is certified by Guangdong Provincial Foreign Trade and Economic Cooperation Office (“GPFTECO”) as an Advanced Technology Enterprise, QXTI is entitled to an additional tax benefit granted by the relevant tax bureau under which the state income tax rate can be further reduced to 10% for three years. QXTI is a High and New Technology Enterprise since 1999 and it is also an Advanced Technology Enterprise of Guangdong Province since 2000 pursuant to certificates issued by Guangdong Science and Technology Commission and GPFTECO, respectively.

     Prior to obtaining confirmation from the relevant tax bureau on the entitlement to the tax holiday as stated above, QXTI provided for enterprise income tax using 24% for the years ended December 31, 1999 and 2000. Subsequent to December 31, 2001, QXTI obtained a confirmation from the National Tax Bureau to confirm that QXTI was able to enjoy the aforementioned tax benefit pursuant to the Notice [1999] 52 and QXTI would be subject to a state income tax rate at 10% for each of the years ended December 31, 2000, 2001 and 2002. Accordingly, the excess provision of Mainland Chinese enterprise income tax in prior years was written back in 2001.

     If the tax holiday of QXTI as mentioned above had not existed, the Group’s income tax expenses (net of minority interests) would have been increased by approximately Rmb 2,351,000 for the year ended December 31, 2000, representing the effect of 3% local tax exemption. In addition, income tax expenses (net of minority interest) for the year ended December 31, 2001 would have been increased by Rmb 18,868,000, representing the effect of no written back on state income tax for 2000 and prior periods. The tax holiday had no impact on operating results before tax generated in 2001 and 2002 as QXTI was in a tax loss position. Basic earnings (loss) per common share would have been approximately Rmb 1.83 and Rmb (2.99), respectively, for the years ended December 31, 2000 and 2001, and diluted earnings (loss) per common share would have been approximately Rmb 1.78 and Rmb (2.99), respectively, for the years ended December 31, 2000 and 2001.

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

     Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 45.8% of our outstanding shares as of July 31, 2003. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

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

     We are a British Virgin Islands holding company, and all or a substantial portion of our assets are located in China. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon them. Moreover, there is doubt as to whether the courts of the British Virgin Islands or China would enforce:

•	judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

•	in original actions brought in the British Virgin Islands or China, liabilities against us or non-residents based upon the securities laws of the United States or any state.

Information about us may be unavailable due to exemptions under the Exchange Act for a foreign private issuer.

     We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies, including:

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

     Because of these exemptions, investors are not provided the same information which is generally available about public companies organized in the United States.

ITEM 4. INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.

     From our inception through December 31, 2002, Qiao Xing Universal Telephone, Inc. (“Qiao Xing”; or “we”) was principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. Our history dates back to April 1992 when Mr. Rui Lin Wu, our founder and chief executive officer, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People’s Republic of China (“PRC” or “China”). We initially were engaged in the original design manufacturing of corded telephones, whereby products are designed and manufactured to the customer’s requirements and instructions and are marketed under the customer’s designated brand name or without designated brand name. When we commenced our operations in August 1992, we consisted of only 100 employees and two production lines producing telephones.

     In August 1995, we were awarded the ISO9001 certificate, which reflects our reputation as a high quality telephone manufacturer.

     Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of July 31, 2003, we owned 80% of Qiao Xing Mobile Communication Co. Ltd. (QX Mobile), an international business company incorporated in the British Virgin Islands on January 31, 2002. QX Mobile owns 65% of CEC Telecom Co., Ltd., a limited liability company established in China. We also own 100% of Qiao Xing Communication Holdings, Ltd., an international business company incorporated in the British Virgin Islands on May 21, 2002 (QX Communication Holdings), which owns 90% of Hui Zhou Qiao Xing Property, Ltd. (QX Property), a PRC joint venture, and 90% of Hui Zhou Qiao Xing Communication Industry, Ltd. (QX Communication), a PRC joint venture. The remaining 10% of each of QX Property and QX Communication is owned by Qiao Xing Group Limited, a PRC company owned by Rui Lin Wu and his eldest son Zhi Yang Wu. Messrs. Wu and Wu are two of our executive officers and directors.

     Refer to Item 4.B. Business Overview for a description of the important events in the development of our business for the period from the beginning of 2002 up to the date of filing of this report.

     For 2000, our total capital expenditure was about Rmb 194.3 million, which primarily included: 1) Rmb 165.7 million for the construction of various buildings in the Qiao Xing Industry Zone; 2) Rmb 10.5 million for the payment of land use rights for another parcel of land; and 3) Rmb 9.1 million and Rmb 7.5 million for SMT equipment and vehicle, respectively. The construction work of Qiao Xing Industry Zone was substantially completed in 2000 and commenced production.

     For 2001, our total capital expenditure was about Rmb 19 million which primarily included: 1) Rmb 8.0 million for the construction of the Qiao Xing Industry Zone; 2) Rmb 4.9 million for payment of land use rights; and 3) Rmb 6.2 million for acquisition of property, machinery and equipment.

     For 2002, our total capital expenditure was about Rmb 12.4 million, which primarily included: 1) Rmb 10.3 million for acquisition of property, machinery and equipment; and 2) Rmb 2.1 million for payment of land use rights.

     Our principal place of business and our executive office is the Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China, 516023, telephone: (011) 86-752-2820-268. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.

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

     In April 2002, we announced a new product in our line of GSM mobile phones. Our Q200-Dual represents the world’s first folding dual-displayed mobile phone with an FM radio. Shipments of the Q200-Dual began in the second quarter of 2002. With dimensions of 86 x 45 x 26.5 mm, the Q200-Dual mobile phone adopts the increasingly popular folding shell with two displays. In addition to common functions such as dual-bands, an alarm clock and IP dialing, it also possesses an advanced inner-fixed FM radio.

Business Operations and Product Range

     Through the fiscal year ended December 31, 2002, we were principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily in house corded and cordless telephone sets under the trademark of “Qiao Xing”. According to the National Statistic Bureau of the China Technology Progress Information Centre, we were the largest in house telephone manufacturer by number of sales units in the PRC in 1999. For 2000, 2001 and 2002, we ranked as the second largest in house telephone manufacturer by number of sales units.

     Currently, we are engaged in manufacturing GSM mobile phones for CEC Telecom and developing and marketing wire and wireless telephones, especially telephones with special functions. We have ceased the manufacturing of telephones. Instead, we subcontract our telephone manufacturing orders to designated manufacturers.

     We have produced corded telephones since our formation in 1992. In 1996, we successfully developed the manufacture of one-channel and ten-channel cordless telephones. However, since one-channel cordless phones can be easily interfered and create a lot of noises, we stopped producing it in June 1997 and now concentrate on ten-channel cordless phone manufacturing.

     In October 1997, we introduced the smart card telephones, which is the first of many special function corded telephones that we expect to develop and introduce to the market. In the first quarter of 1998, we developed and introduced caller ID display telephones and coin operated telephones. We developed the digital cordless phone in 1999 and introduced digitally enhanced cordless telephones (“DECT”) in 2000. In 2002, we commenced production of GSM phones.

     As of December 31, 2002, we were producing and selling 180 corded models and 26 cordless models, three models of fax machines, four models of wireless fixed phones, and five models of short message telephones. Our subsidiary, QX Communication, currently also designs, develops and manufactures GSM mobile phones for CEC Telecom. We have an extensive nationwide sales network that comprises 3,500 retail outlets in China.

Telephone Sales By Units

	Year ended December 31
	1998	1999	2000	2001	2002
	sets	sets	sets	sets	sets
corded	2,339,999	3,154,412	3,063,825	1,416,143	971,347
cordless	240,168	210,578	236,740	172,508	192,536
smart card	152,574	240,633	189,646	151,043	80,746
caller ID	72,691	538,560	1,332,633	2,324,454	3,725,487
coin operated	18,943	14,849	2,034	0	0
mobile	0	0	0	0	314,116
Total	2,824,375	4,159,032	4,824,878	4,064,148	5,284,232

Average Wholesale Prices Per Set

	Year ended December 31
	1998	1999	2000	2001	2002
	Rmb	Rmb	Rmb	Rmb	Rmb
corded	79	60	53	40	39
cordless	317	279	281	224	151
smart card	486	298	252	137	71
caller ID	150	101	87	57	34
coin operated	315	568	203	n/a	n/a
mobile	n/a	n/a	n/a	n/a	1,084

Telephone Sales By Rmb

	Year ended December 31
	1998	1999	2000	2001	2002
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
corded	184,020	190,282	161,647	56,585	38,340
cordless	76,207	58,696	66,470	38,637	29,076
smart card	74,100	71,739	47,866	20,689	5,694
caller ID	10,887	54,476	116,134	133,360	128,419
coin operated	5,970	8,440	412	0	0
mobile	0	0	0	0	340,360
others	0	0	0	1,095	8,078
Total	351,184	383,633	392,529	250,366	549,967

Telephone gross profit margin

	Year ended December 31
	2000	2001	2002
corded	28%	11%	-15%
cordless	24%	8%	-17%
smart card	57%	31%	1%
caller ID	28%	16%	-15%
coin operated	-8%	N/A	N/A
mobile	N/A	N/A	13%

     During 2002, we developed the wuxiangtong telephone. It is a cordless and wireless phone that employs the GSM core technology with the look, functions and dimensions of an ordinary press-key phone. With its wireless connection to the GSM network, the service fee for using the wuxiangtong telephone is the same as using a fixed line telephone, since only the caller and not the receiving party pays for the call. Such phones are most suitable for those corporate, government and residential users in the remote parts of the rural areas, where communication via fixed optical fiber lines would be very costly. A majority of the land in China would benefit from this extended coverage. It can also be used as mobile public phones, for outdoor users and land commuters.

     During 2002, we developed the short message telephone, a corded fixed line telephone that can send and receive short messages like mobile phones. In addition to its function as an ordinary caller ID display telephone, its other functions include the ability to send and receive short messages, an alarm clock function, games and calendar memo options.

     We launched the sale of the wuxiangtong and short message telephones in 2003. The wuxiangtong and short message telephones are special telephones with much higher margins than ordinary wire and wireless telephones, which we expect to leverage our growth in 2003.

     During 2002, we developed the web telephone model. In addition to its ordinary telephone functions, our web phone can browse the internet, send and receive e-mail and send mobile phone short messages.

Production Facilities

     We currently only manufacture GSM mobile phone for sale exclusively to CEC Telecom. All of the other products which we sell are manufactured by unaffiliated third parties.

Manufacturing Process

     Our manufacturing process is subject to stringent quality control. This process begins with our incoming quality control process, whereby all externally supplied parts are inspected in accordance with our standards. Our finished GSM phones are delivered to a holding area where the quality assurance workers randomly select samples of product from each shipment which are checked in accordance with an accepted quality level previously drawn up and agreed with the particular customer to ensure that the samples comply with the required specifications. The finished products are then ready for delivery.

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

     Quality control tests on the production process include:

•	sampling test method is used to inspect all incoming materials on a sample basis;

•	at each stage of production process, quality control inspectors monitor the production flow and check the quality of the products; and

•	finished products are checked by quality control staff on a sample basis.

     We obtained the ISO 9001 Quality System Certificate in respect of our quality assurance system in August 1995, reflecting our reputation as a quality telecommunication equipment manufacturer.

     We have not received any material claims for defective products from customers for the three years ended December 31, 2002.

Sales and Marketing

     Substantially all of our products are sold in the PRC market and accounted for approximately 98% of our total revenues for the years ended December 31, 2001 and 2002.

     We currently have 40 independent regional distributors and after-sales service centers, including six wholesale agencies, serving our major customers in different provinces in the PRC. There is at least one representative assigned to each regional distributor to make frequent visits in order to understand the business operation and assist management. These regional distributors distribute our telecommunication products to a network of over 3,500 retail outlets. The purchase orders for telephones from these retail outlets are collected by the 40 regional distributors, who would then place consolidated purchase orders with us on their own accounts. The regional distributors are each responsible for the credit risk and settlement of their own customers. We give a settlement period of 30 days to 270 days to the distributors. The long credit period granted is comparable to the common business practice in household telephones.

     The second way that our products are marketed is through direct mailing. By following the telephone directory, the regional distributors will send out product catalogues to selected households. If customers are interested, they can contact the distributor and place an order.

     Our sales and marketing strategy focuses on satisfying customers with high quality product, consistent timely delivery, competitive product pricing and efficient after-sales service. Our staff communicates regularly with the regional distributors and their customers to obtain market information and to ascertain their needs. We also conduct regular reviews to analyze customers’ potential demands and to plan for new products.

     Our management believes that the provision of efficient after-sale service is an important factor in influencing consumers’ choices. We offer a one-year warranty on our telephones. During the warranty period, all repair and maintenance services are provided free of charge. After the warranty period, customers assume the cost of repair and the components used. After-sale services for our products are provided by the 350 regional distributors. We experience no significant warranty expenses due to low labor costs in China.

     We advertise through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets. In addition, the “Qiao Xing” brand name is also promoted through sponsorship of sports events.

     We spent approximately RMB 1,346,000 in 2002 for advertising and promotion. In 2003, we focused on selling short message phones and wireless fixed phones, which generate much higher margins than ordinary telephones. In addition to the established distribution network, we sell our products to China Telecommunication, mobile network operators or their subcontractors to promote our new products jointly. Backed up by all levels of government, these operators have dominant influence over consumers, which is very favorable for us to introduce new products into the market and capture market share swiftly. To strengthen our marketing team, we recruited 200 new associates in 2003, all of whom are university diploma holders with IT knowledge background.

Materials and Components

     We held a suppliers’ meeting in 2003, in which more than 100 mobile phone components suppliers bid for supplying us with materials and components for our GSM phones. Our management believes it a good way to select better suppliers and would contribute to the reduction of our manufacturing cost in the future.

Research and Development

     Our research and development (“R&D”) and engineering functions are performed in the PRC through our own R&D division and through appointed external technology development experts. As of December 31, 2002, we employed 200 staff in our R&D and engineering divisions, who work closely with our sales and marketing executives to gauge the market demand in developing new products and new models of existing products. The R&D division is currently monitoring 180 particular models of corded telephones, 26 particular models of cordless telephones, six models of GSM cellular telephones, four models of wireless fixed phones (wuxiangtong) and five models of short message telephones.

     In 2002, we spent Rmb 451,000 (US$54,000) on the R&D division.

Competition

     The market for telecommunication equipment generally and corded and cordless telephones, as well as facsimile machines, in particular in the PRC is intensely competitive. We believe that the principal competitive factors are:

•	functions and designs;

•	brand name recognition;

•	distribution capability;

•	after-sale service;

•	short lead time in product development;

•	product quality; and

•	capability of mass production.

     We consider that our products do not compete directly with imported products with similar features, which are sold in the higher price range. We currently compete directly with domestic manufacturers in the PRC, namely TCL and Desai in Guangdong, which are currently the first and third seller of telephones in the PRC, according to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau. However, TCL and Desai are now diversifying into home electric appliance manufacture, including DVD sets and Hi-Fi systems, which will likely divert some of their resources from the telephone manufacturing business.

     In 2002, our telephones were granted the label of “Chinese Renowned Brand Name Product” by the China Promotion Commission for Top Product Strategy. We believe that this recognition has created a favorable marketing environment for us.

The Common Stock Purchase Agreement

     Effective September 14, 2001, we entered into a common stock purchase agreement with Brooke Bond International Inc., a British Virgin Islands corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity draw down facility.

     In general, the draw down facility operates like this: the investor, Brooke Bond International Inc., has committed to purchase from us up to two million shares of our common stock as we request it over a 24 month period. During this period, provided 15 trading days have elapsed since the last draw down pricing period and at our sole election, we may exercise a draw down which is priced over a draw down period consisting of 15 trading days. We, in our sole discretion, will determine the draw down amount and the threshold price. The amount we can draw at each request must be at least $100,000. The maximum amount we can actually draw for each request is determined by a formula set forth in the common stock purchase agreement. We are under no obligation to issue any shares to Brooke Bond or to request a draw down during any period. The aggregate total of all draw downs under the equity draw down facility cannot exceed two million shares. We are entitled to receive the funds upon delivery of the shares on or prior to the 2nd trading day following the end of the pricing period.

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

     Additionally, if any of the following events occur during a pricing period, the investment amount for that pricing period will be reduced by 1/15th and the volume weighted average price of any trading day during a pricing period on which the event occurred will have no effect on the pricing of the shares purchased during that pricing period:

•	the volume weighted average price is less than the minimum threshold price we designate;

•	trading in our common stock is suspended for more than three hours, in the aggregate, on any trading day or if any trading day is shortened because of a public holiday; or

•	if sales of previously drawn down shares pursuant to the registration statement are suspended by us because of certain potentially material events for more than three hours, in the aggregate.

     The common stock purchase agreement does not permit us to draw funds if the issuance of shares of common stock to Brooke Bond pursuant to the draw down would cause Brooke Bond to beneficially own more than 9.9% of our issued and outstanding common stock at the time of issuance. In such cases, we will not be permitted to issue the shares otherwise issuable pursuant to the draw down and Brooke Bond will not be obligated to purchase those shares. Of course, any of Brooke Bond’s resales of shares would reduce the number of shares it beneficially owns, and would enable us to issue additional shares to Brooke Bond without violating this 9.9% condition.

     The number of shares that we issue to Brooke Bond on each settlement date will be equal to the sum of the quotients (for each trading day within the applicable pricing period) of the draw down amount allocated to a trading day within the applicable pricing period and the discounted volume weighted average price on such trading day.

     To determine the number of shares of common stock that we can issue in connection with a draw down, take 1/15th of the draw down amount and for each trading day in the pricing period, divide it by 93% of the volume weighted average daily trading price of our common stock for that day. The 7% accounts for Brooke Bond’s 7% discount. The sum of these daily calculations produces the number of common shares that we can issue, unless, as described above, the volume weighted average daily price for any given trading day is below the threshold amount, trading is suspended for any given trading day or sales made pursuant to the registration statement is suspended, in which case those days are ignored in the calculation.

     The following conditions must be satisfied before Brooke Bond is obligated to purchase any common shares that we may request from time to time:

•	a registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the common shares purchased by Brooke Bond;

•	trading in our common shares must not have been suspended by the Securities and Exchange Commission or The Nasdaq National Market, nor shall minimum prices have been established on securities whose trades are reported on The Nasdaq National Market;

•	we must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the common stock purchase agreement;

•	no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the common stock purchase agreement; and

•	no material adverse event shall have occurred with respect to our affairs.

     The common stock purchase agreement limits our ability to raise capital by selling securities for cash to third parties at a discount to the market price of our common stock during the term of the common stock purchase agreement. We may, however, sell securities at a discount in the following situations:

•	under any presently existing or future employee benefit plan, which plan has been or may be approved by our stockholders;

•	under any compensatory plan for a full-time employee or key consultant;

•	in an underwritten registered public offering;

•	in connection with a strategic partnership or other business transaction, the principal purpose of which is not to raise money;

•	in connection with a private placement of securities if the purchasers do not have registration rights; or

•	a transaction to which Brooke Bond gives its prior written approval.

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

     As of July 31, 2003, no registration statement for the shares has been filed or declared effective by the SEC. Therefore, we cannot currently exercise any rights under the equity line of credit facility.

Acquisition of Equity Interest in CEC Telecom Co., Ltd.

     In May and June 2002, our then-wholly owned subsidiary Qiao Xing Mobile Communication Co. Ltd. (QX Mobile) entered into two sale and purchase agreements for acquisitions of an aggregate equity interest of 65% in CEC Telecom Co., Ltd. (CECT) for an aggregate consideration of RMB 312,750,000 (US$37,772,000) (the Acquisitions). CECT is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China. In February 2003, the Acquisitions were approved by all the appropriate governmental authorities, including the Ministry of Information Industry, the State Development Planning Commission, the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce. The process of obtaining new business licenses was finally completed and a new business license for the new entity was granted.

     Pursuant to an agreement dated May 23, 2002, QX Mobile acquired a 25% equity interest in CECT from Tianjin Taida Company Limited (Tianjin) for cash consideration of RMB 108,750,000 (US$13,134,000).

     Pursuant to an agreement dated May 23, 2002 and a supplementary agreement dated May 23, 2002, QX Mobile acquired a 40% equity interest in CECT from China Electronics Corporation (CEC) and other group companies of CEC for cash consideration of RMB 204,000,000 (US$24,638,000).

     As of December 31, 2002, we had made prepayments of RMB 180,000,000 (US$21,700,000) to the sellers according to the payment terms prescribed in the agreements. The remaining consideration is payable as follows: RMB 132,750,000 (US$16,033,000) within 6 months after the completion of shares transfers at the relevant government bureau of the PRC (“date of shares transfers”). We intend to make the final payment of RMB 132,750,000 no later than August 8, 2003.

     As of February 8, 2003, the Acquisitions were completed because all conditions precedent as set out in the agreements had been fulfilled. Such conditions precedent included, among others, (i) approval from the Chinese government on the shares transfers and (ii) completion of collateral arrangements on QX Mobile’s equity interest in CECT and certain land use rights of the Group.

     On August 20, 2002, QX Mobile entered into a subscription agreement for its sale of 200,000 shares representing 20% of the total outstanding equity of QX Mobile to Galbo Enterprises Limited, a non-affiliated BVI corporation (Galbo), for RMB 67,000,000 (US$8,092,000). The subscription price was fully paid before December 31, 2002. The subscription price was applied by QX Mobile toward the acquisition of its 65% interest in CECT. Upon completion of the subscription, our controlling interest in QX Mobile was reduced to 80%.

CECT’s Business Overview

     CEC Telecom Co., Ltd. (CECT) was jointly initiated and co-established in China in May 2000 by six companies, including China Electronics Corporation (CEC), Tianjin TEDA Investment Holding Co., Ltd., Shenzhen SED Electronics Corporation, Wuhan Zhongyuan Electronics Group Co., Ltd., China Computer Software and Technology Service Corporation and China National Integrated Circuit Design Center. It is one of the few manufacturers that have been approved to manufacture both GSM and CDMA mobile phones in China.

     China Electronics Corporation (CEC), with registered capital of RMB 6.15 billion and 36 wholly owned companies (www.cec.com.cn), is one of the leading companies in the domestic electronics industry in China.

     CECT is equipped with the most advanced mobile phone research, development and production capability in China. Supported by three R&D centers in Huizhou, Shanghai and Beijing, with 200, 86 and 176 staff, respectively, it has mastered international advanced communication technology to develop different types of mobile phones such as GSM, CDMA, GPRS, PDA, and their value added services. Among these mobile phone production technologies, 2.5G and 3G of GSM and CDMA are up to international standards. CECT is currently engaged mainly in the R&D and production of 2.5G and 3G GSM and CDMA mobile phones, production of RF components, LCD moulds and other mobile phones with entertainment and service functions like GPS messages, finance and stock e-commerce systems, games and images download.

     At present, CECT has launched 26 types of GSM, GPRS, CDMA and GPS mobile phones, among which the color monitor, symphony with radio, MP3 and built-in camera are their key functions. Utilizing its R&D competitive edge, CECT has developed different product platforms according to different mobile phone systems. It has also positioned its products to different consumer markets such as specializing for business use, feminine style and masculine style, etc. There are four major product series: basic communication, fashionable style, functional based and high-end luxury.

     CECT has a production site at Cheung Ping Technology Park in Beijing covering 17,000 square meters. Another production site for CECT mobile phones at Huizhou of Guangdong is expected to come into operation in August 2003.

     CECT has established a distribution network throughout China with more than 170 wholesale outlets and more than 300 aftersales service centers in more than 27 provinces and municipalities.

     CECT’s Smart Phone (CECT Mio 8380), installed with the Smart Phone 2002 operating system from Microsoft and with a built-in Intel 200M X-Scale CPU, has received the approval from China Mobile after passing the relevant software tests. The Smart Phone is jointly launched by CECT and MiTAC (http://mitac.mic.com.tw/), a reputable Taiwan computer manufacturer. The 2002 operating system has given this new generation of mobile phones a great variety of internet related functions and other applications. The Smart Phone is able to perform data interchange with computers in a swift manner, and its other functions include MMS, digital camera/video, MP3, games, MSN messaging and even movie viewing.

     With its advanced technology worldwide, CECT’s Mio 8380 represents the future of mobile phone development and marks the breakthrough in the technology of the mobile phone industry in China. It was collected and displayed by the China Telecommunication Museum on 10th June 2003.

     In 2003, CECT branded mobiles were awarded as one of the ten “Outstanding Brand Name” home-made mobile phones in China.

Sale of Our Subsidiary, Qiao Xing Holdings Limited

     On December 31, 2002, we entered into an agreement with Central Grace Technologies Ltd., a non-affiliated BVI corporation (Central Grace) for our sale to Central Grace of our 100% interest in Qiao Xing Holdings Ltd. (QXHL), our intermediate holding company which held a 90% interest in Qiao Xing Telecommunication Industry Co. Ltd. (QXTI), our former principal operating subsidiary. On July 10 and 11, 2003, we entered into supplemental agreements with Central Grace to amend certain provisions of the original agreement.

     The amended material terms of the sale provide as follows:

•	The total consideration for the purchase is RMB 210,000,000 (US$25,362,000), which was paid in full on July 16, 2003

•	Central Grace assumed all disclosed and undisclosed liabilities of QXHL except:

•	the current liabilities of QXTI due to us of RMB 231,585,507 (US$27,969,000)

•	the current liabilities of QXHL due to us of RMB 8,172,953 (US$987,000)

•	the current assets due from us of RMB 113,543,063 (US$13,713,000)

•	We retained the ownership of the following Excluded Assets of QXHL, which are currently being formally re-registered in the name of subsidiaries of our subsidiary, QX Communication Holdings:

•	land use rights for 667,000 square meters of land at Ji Ma, Huizhou

•	the fixed line telephone sales and distribution network

•	the mobile phone business, which includes the GSM manufacturing, production and sales departments and the research and development department

•	the die cast moulds for the production of fixed line telephones and mobile phones

•	Central Grace executed a Share Mortgage Deed for our benefit to secure the repayment of our loan facility to Central Grace for the payment of the purchase price by Central Grace, which was cancelled upon full payment by Central Grace.

•	We entered into a license agreement with QXTI and the 10% holder of QXTI by which QXTI as licensor grants to us the exclusive and non-transferable use of its trademarks, patents applications and registered designs through December 2006 in exchange for nominal consideration.

•	We conveyed all rights to the technology and intellectual property for our wireless fixed telephone (wuxiangtong) technology to Central Grace, reserving all exclusive marketing and distribution rights.

     Through our QX Communication Holdings subsidiary, we will continue to conduct the business of the research and development, production, and distribution of mobile phones and the design and distribution of fixed line telephones, wireless telephones and fax machines.

     C.     ORGANIZATIONAL STRUCTURE AS OF JULY 31, 2003.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi (“Rmb”). Translation of amounts for 2002 from Renminbi into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb 8.28 on December 31, 2002.

A.	OPERATING RESULTS.

Fiscal 2002 compared to Fiscal 2001

(i)	Net sales

     Analysis of our sales revenue by product category for fiscal year 2002 and 2001 is as follows:

	Year ended December 31
	2002		2001
	Rmb’000%		Rmb’000%
Mobile telephones	340,360	62	0	0
Caller ID display telephones	128,419	23	133,360	53
Corded telephones	38,340	7	56,585	23
Cordless telephones	29,076	5	38,637	15
Smart card telephones	5,694	1	20,689	8
Others	8,078	2	1,095	1

Total	549,967	100	250,366	100

     Net sales revenue increased by Rmb 300 million from Rmb 250 million for fiscal year 2001 to Rmb 550 million (US$66.4 million) for fiscal year 2002, representing an increase of 120%. It was mainly attributed to the additional revenue from mobile telephones sales during the year 2002. This major shift in the sales mix has been made because of the intense competition in the corded phones industry as well as the general upgrade of the standard of living in China where more corded phone or cordless phone users are adopting mobile phones. This also led to a significant decrease in sales value of our corded, cordless and smart card phone products. In 2002, the revenue from manufacturing GSM mobile phones was RMB 341,000,000, while net sales of fixed line telephones was only RMB 208,000,000, representing a decrease of RMB 42,000,000.

(ii)	Gross Profit

     Analysis of our gross profit by product category for fiscal years 2002 and 2001 is as follows:

	Year ended December 31
	2002		2001
	Rmb’000%		Rmb’000%
Mobile telephones	45,538	209	0	0
Caller ID display telephones	(19,450)	(89)	21,071	55
Corded telephones	(5,616)	(26)	6,356	17
Cordless telephones	(5,100)	(23)	3,647	10
Smart card telephones	33	—	5,968	15
Others	6,413	29	1,095	3

Total	21,818	100	38,137	100

     Gross profit for fiscal year 2002 was Rmb 22 million (US$2.6 million), representing an decrease of Rmb 16 million from Rmb 38 million in fiscal year 2001. This also represents a decrease in the average gross profit margin from 15.2% in 2001 to 4.0% in 2002. The decrease was mainly due to keen competition in the telephone market in China that caused a reduction in our selling prices in order to maintain the market share.

(iii)	Selling, General and Administrative Expenses

     Selling expenses decreased by Rmb 0.89 million from Rmb 6.17 million for fiscal year 2001 to Rmb 5.29 million (US$0.64 million) for fiscal year 2002. The decrease was predominantly attributable to a reduction of advertising expenditures on promotion and marketing activities. The transportation expenses incurred in terms of percentage of sales also decreased from 0.31% during fiscal year 2001 to 0.17% during fiscal year 2002. This was due to the fact that the transportation costs for mobile phones were much lower than other corded and cordless phones because of its production sites proximity to the railway stations and key delivery spots.

     General and administrative expenses increased by Rmb 24.6 million from Rmb 44.1 million in fiscal year 2001 to Rmb 68.7 million (US$8.3 million) in fiscal year 2002. This increase was mainly attributable to the substantial increase in the provision for doubtful debt (about Rmb 26 million), but partly offset by the decrease in the research and development expenses for GSM mobile phones (about Rmb 3 million). Other general and administrative expenses were generally comparable between fiscal year 2002 and 2001.

(iv)	Impairment loss on land use rights and property, machinery and equipment

     There was an impairment loss on land use rights and property, machinery and equipment which amounted to Rmb 5 million (US$0.6 million) and Rmb 8.7 million (US$1 million) respectively, in fiscal year 2001.

     The impairment loss on land use rights related to a parcel of land in BaiGang District, XiaoJinKou Town.

     Capitalized software represented acquisition costs to obtain proprietary software provided by a third party, which was recorded under machinery, equipment and software. We evaluated the recoverability of the capitalized software cost and determined to make a full provision of the carrying value of capitalized software cost in view of the reduction of DECT sales in 2001 and the low sales projection of DECT mobile phones.

(v)	Interest expenses

     Interest expenses for bank borrowings and shareholders’ loan increased from Rmb 8.4 million in 2001 to Rmb 17.9 million (US$2.2 million) in 2002 due to the significant increase of short-term bank borrowings during the year 2002 mainly for the purpose of the CECT acquisition.

     The convertible debentures had been fully converted in 2001 so that there was no more amortization of debt issuance costs and discount of convertible debentures incurred during 2002.

(vi)	Gain on sale of subsidiary

     Our management believes that we can benefit from focusing our business on the market development and R&D activities of mobile phones rather than the production of indoor phones. Besides, the indoor phone manufacturing business was not profitable, which also became a burden to us. It was, therefore, sensible to sell off this part of our business and concentrate on the mobile phone business. We still continue our business on the sales and development of indoor phones, especially on their enhanced features with market potential.

     Gain on sale of a subsidiary of Rmb 79 million (US$9.5 million) represents the gain on sale of the one issued share of Qiao Xing Holdings Ltd. which took place on December 31, 2002. The background information of the transaction was as follows. On December 31, 2002, an agreement for sale of the one issued share of Qiao Xing Holdings Limited (QX Holdings) was entered into between us and Central Grace Technologies Limited (Central Grace), a corporation incorporated under the laws of the British Virgin Islands. The agreement was subsequently amended by the parties. The consideration for the purchase of the sale share was RMB 210,000,000 and was paid in full as of July 16, 2003.

     Central Grace made various warranties, undertakings, covenants and indemnities to us and assumed all disclosed and undisclosed liabilities of QX Holdings excluding:

(i)	the settlement of the current liabilities of QXTI due to us in the sum of RMB 231,585,507

(ii)	the settlement of the current liabilities of QX Holdings due to us in the sum of RMB 8,172,953

(iii)	the settlement of the current assets of QXTI due from us of RMB 113,543,063

     Central Grace executed a Share Mortgage Deed for our benefit to secure the repayment of our loan facility to Central Grace for the payment of the purchase price by Central Grace, which was cancelled upon full payment by Central Grace.

     All properties of QX Holdings sold in the transaction included but was not limited to:

(i)	factory and manufacturing equipment

(ii)	accounts receivable

(iii)	trademarks, registered designs and patent applications

(iv)	landed property

but the following businesses and assets were excluded (“Excluded Assets”):

(i)	certain land use rights

(ii)	fixed line telephone sales network

(iii)	mobile telephone business including but not limited to the research and development department and manufactory

(iv)	die cast moulds

     As a result of the sale transaction, a gain on sale amounting to RMB 79,050,000 was recognized in our profit and loss account for the year ended December 31, 2002.

     The calculation details of the gain on sale of a subsidiary is set out as follows:

	Rmb’000	US$’000
Consideration	210,000	25,362
Net asset value sold	(125,070)	(15,105)
Minority interests sold	(5,880)	(710)

Gain on sale of subsidiary	79,050	9,547

(vii)	Acquisition of equity interest in CEC Telecom Ltd. (CECT)

     The execution of agreements for the acquisition of 65% of the equity of CECT took place during year 2002, and the transaction was completed on February 8, 2003, when all the necessary approvals and documentation for closing were obtained. The operating results of CECT were, therefore, not included in Qiao Xing’s consolidated financial statements for the year ended December 31, 2002.

(viii)	Reversal of an accrual of previous years’ income taxes Reversal of an accrual of previous years’ income taxes consists of:

	2001	2002

	Rmb’000	Rmb’000	US$’000
Mainland Chinese income tax
- current	18,868	—	—
- deferred	6,819	—	—

	25,687	—	—

     Pursuant to the Notice No. [1999] 52 issued by the Government of Guangdong Province, Mainland China (“the Notice [1999] 52”), High and New Technology Enterprise of Guangdong Province is entitled to a tax holiday granted by the relevant tax bureau, under which the company is subject to state income tax at a rate of 15% for three years, effective from January 1, 1999. Furthermore, for a wholly foreign owned enterprise in Guangdong Province which is certified by Guangdong Provincial Foreign Trade and Economic Cooperation Office (“GPFTECO”) as an

Advanced Technology Enterprise, the company is entitled to additional tax benefits granted by the relevant tax bureau under which the state income tax rate can be further reduced to 10% for three years. Qiao Xing Telecommunication Industry Co. Ltd. (“QXTI”), our PRC subsidiary, is a High and New Technology Enterprise since 1999 and it is also an Advanced Technology Enterprise of Guangdong Province since 2000 pursuant to certificates issued by Guangdong Science and Technology Commission and GPFTECO, respectively.

     Prior to obtaining confirmation from the relevant tax bureau on the entitlement to a tax holiday as stated above, QXTI provided for enterprise income tax using 24% for the years ended December 31, 1999 and 2000. Subsequent to December 31, 2001, QXTI obtained a confirmation from the National Tax Bureau to confirm that QXTI was able to enjoy the aforementioned tax benefit pursuant to the Notice [1999] 52 and QXTI would be subject to state income tax rate at 15% for the year ended December 31, 1999 and 10% for each of the years ended December 31, 2000, 2001 and 2002. Accordingly, the excess provision of Mainland Chinese enterprise income tax in prior years was written back in 2001.

(ix)	Net Income and Earnings Per Share

     Net income of Rmb 16.5 million (US$1.99 million) was recorded for fiscal year 2002, while a net loss of Rmb 21.4 million was recorded for fiscal year 2001. The net income for fiscal year 2002 was achieved mainly due to the significant gain on sale of a subsidiary which amounted to Rmb 79 million (US$9.5 million), partly offset by the following:

i)	decrease in gross profit of Rmb 16.3 million; and

ii)	decrease in write-back of provision for income tax of Rmb 25.7 million

     Based on a weighted average of 14.7 million shares outstanding in 2002, the Group reported an income per share of Rmb 1.12 (US$0.135), compared to loss per share of Rmb 1.67 on 12.8 million weighted-average shares outstanding in 2001. The higher number of outstanding shares is the result of additional shares issued in August 2002 in connection with consultant services rendered relating to the acquisition of CECT.

B.	LIQUIDITY AND CAPITAL RESOURCES.

     During fiscal year 2002, we were principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including mobile, corded and cordless telephone sets, in Mainland China. We did not declare or pay dividends in fiscal year 2002.

     In summary, about Rmb 56 million (US$6.8 million) was used in operating activities, about Rmb 298 million (US$36.0 million) was used in investing activities and about Rmb 357 million (US$43.2 million) was provided by financing activities during the year ended December

31, 2002. Consequently, cash and bank deposits increased by Rmb 3.3 million (US$0.4 million) from Rmb 7.6 million (US$0.9 million) at the beginning to Rmb 10.9 million (US$1.3 million) at the end of year 2002.

(x)	Cash flows from operating activities

     There was a net operating cash outflow of Rmb 56 million (US$6.8 million) despite the net income of Rmb 16.5 million (US$1.99 million) for the fiscal year 2002. This was mainly attributable to the effect of the sale of a subsidiary, which more than offset the overall decrease in operating assets and increase in operating liabilities.

(xi)	Cash flows from investing activities

     Net cash outflow from investing activities amounted to Rmb 298 million (US$36 million) during the year. This was mainly due to the payment of deposits to be applied toward the purchase price of CECT with the significant drop in the pledged bank deposits.

(xii)	Cash flows from financing activities

     Net cash inflow from financing activities amounted to Rmb 357 million (US$43 million). It was mainly attributed by the addition of short-term borrowings, long-term borrowings and contributions from a minority shareholder during the year. As of December 31, 2002, our consolidated working capital was Rmb 267 million (US$32.2 million) as compared to Rmb 148 million (US$18 million) as of December 31, 2001.

     Historically, we have financed our operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 21% and 5% of our total assets as of December 31, 2001 and December 31, 2002, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit.

     As of December 31, 2002, the Group had banking facilities of approximately Rmb 40,000,000 (US$4,831,000) for loans and trade financing. All of the Group’s banking facilities were used as of December 31, 2002.

Contractual Obligations and Commitments

     The Group has an operating lease agreement for an office premise, which extends through September 2005. Future minimum rental payments as of December 31, 2002, under agreements classified as operating leases with non-cancelable terms within one year, amount to Rmb 307,000 (US$37,000).

     Under the agreement for the payment of land use rights for a parcel of land in Mainland China, the Group has committed to pay pre-determined annual fees to the respective third-party landlord for the period of 20 years up to December 2017. This parcel of land has been transferred to Central Grace Technologies Ltd. as of December 31, 2002. Therefore, the Group no longer has a contractual obligation.

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

Critical Accounting Policies: Accounting Estimates

     In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, we must make a variety of estimates that affect the reported amounts and related disclosures. The following accounting policies are currently considered most critical to the preparation of our consolidated financial statements.

     Revenue Recognition. The Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101: “Revenue Recognition”. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Based on the above criteria our revenue is recognized at the time when the merchandise is shipped and title to the merchandise has passed to customers. Title to the merchandise may transfer to the customer when shipped or when received by the customer based on the specific agreement. We grant discounts or allowances on merchandise and account for these discounts and allowances as a deduction from sales. We evaluate our provisions for estimated discounts and allowances periodically based on historical trends. To date, we have not experienced any significant discounts and allowances. Any material increase in the level of returns could have a material and adverse effect on our consolidated financial statements.

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

     Upon the existence of one or more of the above indicators of impairment, we test such assets for a potential impairment. The carrying value of a long-lived asset is considered impaired when the anticipated cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

     Deferred Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes and tax bases of assets and liabilities in each of the jurisdictions in which we operate. This process involves us estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is more unlikely than likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a financial reporting period, we must include an expense with the tax provision in the statement of operations.

     Income Taxes. We account for income taxes under the provision of SFAS No. 109 “Accounting for Income Taxes”. Income tax liabilities are assessed based on the relevant tax rate applicable at the time we prepare consolidated financial statements for each financial period. On this basis, our subsidiary, QXTI, provided for the enterprise income tax in Mainland China using a 24% state income tax rate for 1999 and 2000 as the tax holiday it was entitled to had not been confirmed by the relevant tax bureau in Mainland China. In 2002, QXTI obtained a confirmation from the relevant tax bureau on its entitlement to the tax holiday under which the state income tax rates are 15% for 1999 and 10% for 2000 and 2001. We then applied these adjusted tax rates to assess the income tax position for 1999 and 2000, as a result, the excess tax provision for 1999 and 2000 of Rmb 18,868,000 in total has been written back in 2001.

     Convertible Debentures. We accounted for convertible debentures issued during the year ended December 31, 2000 in accordance with Accounting Principles Board Opinions No. 14: “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants,” Emerging Issues Task Force Issue (“EITF”) Issue No. 98-5: “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27: “Application of EITF Issue No. 98-5 to Certain Convertible Debentures.”

     The proceeds obtained from the issuance of convertible debentures are allocated between the convertible debentures and the detachable warrants based on the relative fair values of the two securities at the time of issuance, with the portion applicable to the warrants being debited as a discount to convertible debenture and credited to additional paid-in capital. The embedded beneficial conversion feature of the convertible debenture is recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature as a discount to convertible debentures and as a credit to additional paid-in capital.

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

Critical Accounting Policies: Adoption of New Accounting Policies

     (i)     In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141: “Business Combinations” and SFAS No. 142: “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited after that date. SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach and requires intangible assets with finite lives to be amortized over their useful lives. Thus, amortization of goodwill and intangible assets with indefinite lives will cease upon adoption of the Statement. SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001. Upon the adoption of SFAS No. 142, the Group will not amortize goodwill and instead will conduct an annual impairment test of the remaining goodwill. The Group does not expect that the adoption of SFAS No. 141, or SFAS No. 142 will have a significant immediate impact on the financial condition or results of operations of the Group.

     (ii)       In April 2002, the FASB issued SFAS No. 145: “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This SFAS made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded Statement No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Group adopted SFAS No. 145 on January 1, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Group’s consolidated financial statements.

     (iii)     In June 2002, the FASB issued SFAS No. 146: “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This SFAS also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Group adopted the provisions of SFAS No. 146 effective December 31, 2002.

     (iv)       In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”. SFAS No. 147 provides interpretive guidance on the accounting for all acquisitions of financial institutions, except transactions between two or more mutual enterprises. Restatement of previously issued financial statements will be required. Those transition provisions are effective as of October 1, 2002; however, early application is permitted. The Group does not anticipate that the adoption of SFAS No. 147 will have any effect on its consolidated financial statements.

     (v)       In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     (vi)     In December 2002, the FASB issued SFAS No. 148: “Accounting for Stock-Based Compensation-Transition and Disclosure-and Amendment of FASB Statement No.123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002. The adoption of SFAS No. 148 is not expected to have a material impact on the Group’s consolidated financial statements.

     (vii)       In January 2003, the FASB issued Interpretation No. 46: “Consolidation of Variable Interest Entities (an interpretation of ARB No. 51) (“FIN46”).” FIN46 addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities. The Group will be required to implement the other provisions of FIN46 in 2003. The adoption of FIN46 is not expected to have a material impact on the Group’s consolidated financial statements.

     (viii)     In April 2003, the FASB issued SFAS No.149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No.149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No.149 should be applied prospectively. The adoption of SFAS 149 is not expected to have a material impact on the Group’s consolidated financial statements.

     (ix)     In May 2003, the FASB issued SFAS No.150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No.150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No.150 is not expected to have a material impact on the Group’s consolidated financial statements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

Year ended December 31, 2002	Rmb 451,000
Year ended December 31, 2001	Rmb 3,516,000
Year ended December 31, 2000	Rmb 497,000

D.	TREND INFORMATION.

Sales

     In light of the recent market conditions and the continuous improvement of the living standard of the people in China, we believe that corded and cordless telephone products will be less attractive to the public. Our focus in fiscal year 2003 is the promotion of wireless fixed phones (wuxiangtong). We are confident that these relatively high-end phone products can continue to achieve significant growth in fiscal year 2003. In addition, during fiscal year 2003, we started the production of GSM and CDMA mobile phones. Since our acquisition of CECT in February 2003, we have achieved a major improvement in our R&D, distribution network and the promotion of CECT brand phones. We expect that sales revenue will continue to grow from the mobile phone products. In addition, as China Unicom improves its service and its CDMA network’s sending and reception quality, we expect that more and more people will buy CDMA mobile phones. Thus, we expect that CECT’s CDMA sales will grow in 2003. Therefore, we believe that we will be able to achieve a substantially greater growth in sales revenue for fiscal year 2003 as compared to 2002.

Gross Profit

     Our total gross profit margin percentage in fiscal year 2002 was approximately 4%. However, we achieved a gross profit margin of approximately 13% for sales of our mobile phone products in 2002. On this basis, we anticipate that with the increase in sales revenue because of the introduction of more popular GSM and CDMA mobile phones and special-function indoor phones such as wuxiangtong and short message telephones with their 20% - 30% gross margins, our total gross profit in fiscal year 2003 and average margins are expected to increase.

Production

     Our total production capacity has increased substantially after the acquisition of CECT. CECT has a production base in Beijing with a production capacity of 1.2 million sets of mobile phones. From August 2003, we expect to have an additional two production lines for CECT in the factory of Qiao Xing Science Industrial Park at Huizhou, with annual production capacity of 1 million sets of mobile phones. In addition, our subsidiary, Qiao Xing Communication Industry Co., Ltd. (QXCI) also manufactures GSM mobiles for CECT. In the event that our production cannot meet the market demand, we will apply OEM to guarantee supplying CECT brand mobile phones for our clients.

Prices

     In 2002, we further reduced our price for some of our products. In 2003, we launched relatively high-end telephones, including wuxiangtong and short message telephone, which will result in higher sales prices. Due to the keen competition in the telephone market, our new GSM and CDMA mobile phones are to be priced at a gross profit margin of not more than 15% so as to be competitive in the market.

Inventory

     We forecast that our inventory value will increase compared with that of December 31, 2002. This is due to the inclusion of CECT’s inventory and the purchases of high-value raw material and components for the production of GSM and CDMA mobile phones with more features.

Acquisition of CEC Telecom Co., Ltd.

     The acquisition of CEC Telecom Co., Ltd by QX Mobile, an 80% owned subsidiary of ours, required the payment of Rmb 312,750,000 (US$37,772,000). As of December 31, 2002, we have paid RMB 180,000,000 of the consideration. We intend to pay the remaining balance no later than August 8, 2003. With the sale of a subsidiary held at the end of 2002 and our sale of 20% of the equity of QX Mobile in August 2002 and the subsequent payments received, the liquidity of the Group is much improved. This will improve our ability to make the final scheduled payment on the CECT acquisition and satisfy our normal operational cash needs. We continued to use our existing loan facilities and extended our existing short term bank loans to finance our daily operations. We believe that our existing cash balances and funds expected to be generated from operations and available credit facilities should be sufficient to fund our anticipated level of operations and our current expansion plans for the foreseeable future. There can be no assurance that our operations, expansion plans or capital requirements will not change in a manner that would consume available resources more rapidly than anticipated, or that substantial additional funding will not be required before we can achieve and maintain profitable operations. Further, additional funding may not be available on terms satisfactory to us, if at all. If adequate funds are not available, we may be required to cut back or abandon our expansion plans and curtail operations significantly, which would have a material adverse effect on our business, financial condition and results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT.

     Our senior management and directors are as follows:

Name	Age	Position

Rui Lin Wu	51	Chairman and Chief Executive Officer
Zhi Yang Wu	30	Vice Chairman and Secretary
Shi Jie	35	Executive Director
Calvin Chong	36	Chief Financial Officer
Liu Rong Yang	30	Non-Executive Director
Zhu Ming	35	Non-Executive Director

Effective January 2, 2003, the following former directors resigned: Zhi Fang Zhang; Zhong Ai Li; Zi Shu Huang; and Guo Liang Zhang.

     None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu.

     Mr. Rui Lin Wu is our chairman and chief executive officer. He is our founder and has over 14 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China. Mr. Wu also serves as the chairman of Qiao Xing Mobile Communication Co. and a director of CEC Telecom Co., Ltd. since February 2003.

     Mr. Zhi Yang Wu is our vice chairman and the elder son of Mr. Rui Lin Wu. Mr. Wu also serves as our secretary. Mr. Wu received a Diploma in Business Management from Huizhou University of the PRC. He joined us in 1992 and is responsible for our overall strategic planning, policy making and the overseas market development. Mr. Wu also serves as the chairman of CEC Telecom Co., Ltd. and CEC Mobile Ltd. since February 2003.

     Mr. Shi Jie serves as chief financial officer and a director of Qiao Xing Group Ltd. since 2000. He also serves as a director of CEC Telecom Co., Ltd. since February 2003. Prior to that,

Mr. Shi served as our chief financial officer and controller of finance from 1997 to 2000. He also served as deputy general manager of QXTI from 1997 to 1999. From 1994 to 1997, Mr. Shi served as department head of the finance department of QXTI.

     Mr. Calvin Chong serves as our chief financial officer and controller of finance since December 2002. Mr. Chong received a bachelor of business administration degree from The Chinese University of Hong Kong in 1989 and a master of economics in accounting and finance from Macquarie University, Sydney, Australia in 1993. He is a registered member of the Australia Society of Certified Practising Accountants since 1994 and the Hong Kong Society of Accountants since 1996. Prior to joining us in December 2002, he was a financial controller from July 2001 to November 2002 with CJ Consulting Company Limited, providing professional accounting and advisory services. From September 1999 to June 2001, Mr. Chong was assistant regional controller, Asia Pacific, for InterGen (Hong Kong) Limited, a multinational green field power plant developer based in the U.S. From May 1998 to August 1999, he was regional audit manager, Asia Pacific, for Henkel Asia Pacific Limited, a multinational applied chemical company based in Germany. Mr. Chong was an internal controller manager for Motorola Asia Pacific Limited from November 1995 to April 1998. He was an audit supervisor with Coopers & Lybrand from May 1994 to November 1995. Mr. Chong devotes a majority of his working time to our affairs.

     Ms. Liu Rong Yang serves as a non-executive director. Ms. Yang has worked for Huizhou Lian Zhuang Wire and Cable Limited as deputy managing director since January 1998. From 1996 to 1998, she served as the deputy managing director for Huizhou Zhong Qiao Electronics Limited.

     Mr. Zhu Ming serves as a non-executive director since January 2003. Since 2001, he serves as a director of Guangzhou Guo Wei Science & Technology Ltd. and he was a director of JiLin Zhongxin Science & Technology Co., Ltd. during 2000 to 2001. From 1997 to 2000, he served as assistant to the chairman of Huizhou Qiao Xing Group Ltd. From 1992 to 1997, he was a clerk of the Haikou Branch of China Industrial and Commercial Bank.

B.	COMPENSATION.

     The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2002 on an accrual basis, for services in all capacities, was Rmb 2,570,112 (US$310,000). During the fiscal year ended December 31, 2002, we contributed an aggregate amount of Rmb 4,550 (US$550) toward the pension plans of our directors and executive officers.

     We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chief executive officer at an annual salary of Rmb 1,266,840 (US$153,000). Mr. Wu’s remuneration package includes benefits with respect to a motor car.

     During the fiscal year ended December 31, 2000, Mr. Wu received stock options exercisable to acquire 300,000 shares of common stock at $15.00 per share at any time until April 14, 2005. In January 2002, the exercise price of the options was reduced to $5.50 per share.

     Besides Mr. Wu, during the fiscal year ended December 31, 2000, our vice president, Zhi Yang Wu, our vice general manager, Yong Tai Wu, and the chairman assistant, Ming Zhu, respectively, received stock options exercisable to acquire 250,000, 245,000 and 200,000 shares of common stock at $15.00 per share at any time until April 14, 2005. In January 2002, the exercise price of the options was reduced to $5.50 per share.

C.	BOARD PRACTICES.

     Each of our current directors (other than Messrs. Shi Jie and Zhu Ming) was elected at our last annual meeting of shareholders held December 6, 2002 to serve a one-year term or until their successor is elected and qualified.

     There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

     Our board of directors has established an audit committee, which currently consists of Rui Lin Wu, Liu Rong Yang and Zhu Ming. Its functions are to:

•	recommend annually to the Board of Directors the appointment of our independent public accountants;

•	discuss and review the scope and the fees of the prospective annual audit and review the results thereof with the independent public accountants;

•	review and approve non-audit services of the independent public accountants;

•	review compliance with our existing accounting and financial policies;

•	review the adequacy of our financial organization; and

•	review management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with U.S. federal and state laws relating to financial reporting.

D.	EMPLOYEES.

     As of December 31, 2002, we had a total of 1,873 full time employees, of which 25 are key management staff, five are engaged in sales and marketing, three are engaged in finance and administration, and eight are engaged in production. None of our employees is represented by a labor union and we believe that our employees’ relations are good.

E.	SHARE OWNERSHIP.

     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of July 31, 2003 by:

• each person who is known by us to own beneficially more than 5% of our outstanding common stock;

• by each of our current executive officers and directors; and

• by all current directors and executive officers as a group.

As of July 31, 2003, we had 15,537,718 shares of our common stock issued and outstanding.

     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

	Number		Percent

Name of Beneficial Holder	Shares Beneficially Owned

Wu Holdings Limited	6,819,000	(1)	43.9
Rui Lin Wu	7,119,000	(1)(2)	44.9
Zhi Yang Wu	250,000	(3)	1.6
Shi Jie	0		0
Calvin Chong	0		0
Liu Rong Yang	0		0
Zhu Ming	200,000	(4)	1.3
All directors and executive officers as a group (6)	7,569,000	(2)(3)	46.5

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.

(2)	Includes options currently exercisable to acquire 300,000 shares of common stock at $5.50 per share at any time until April 14, 2005.

(3)	Includes options currently exercisable to acquire 250,000 shares of common stock at $5.50 per share at any time until April 14, 2005.

(4)	Includes options currently exercisable to acquire 200,000 shares of common stock at $5.50 per share at any time until April 14, 2005.

The 1999 Stock Compensation Plan

     Effective June 16, 1999, we adopted and approved the 1999 Stock Compensation Plan. The purpose of the plan is to:

•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

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

     As of July 31, 2003, 1,005,000 options had been exercised and the following options to purchase shares of our common stock under the Plan remained outstanding:

•	stock options to purchase 995,000 shares at $5.50 per share through April 14, 2005, all of which are held by our directors and officers as a group.

Other Options and Warrants Outstanding

     As of July 31, 2003, the following additional options and warrants to purchase shares of our common stock were outstanding:

•	stock purchase warrants to purchase 8,000 shares of common stock at $7.975 per share through February 16, 2004 which we sold to our IPO underwriter and/or persons related to the underwriter in February 1999

•	warrants to purchase an aggregate of 660,000 shares of common stock at $20.7625 per share at any time until December 31, 2004 which we granted to two accredited investors and the placement agents in January 2000 in connection with a common stock and warrants purchase agreement

•	warrants to purchase an aggregate of 341,000 shares of common stock at $8.49 per share at any time until May 26, 2005 which we granted to two accredited investors and the placement agents in June 2000 in connection with a convertible debenture and warrants purchase agreement

•	warrants to purchase 80,000 shares of common stock at $7.00 per share at any time through March 1, 2005 which we granted to a former public relations consultant in March 2002

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS.

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

     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.

B.	RELATED PARTY TRANSACTIONS.

     Name and relationship of related parties:

Name of related parties	Existing relationship with the Company

Mr. Zhi Jian Wu Li	The major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li
Ms. Mei Lian Li	Wife of Mr. Zhi Yang Wu
Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li
Ms. Qing Li	Wife of Mr. Rui Lin Wu
Ms. Hong Ling Deng	Friend of Mr. Rui Lin Wu
Ms. Zhen Yin Su	Friend of Mr. Rui Lin Wu
Mr. Zhong Ai Li	Director
Mr. Guo Liang Zhang	Director
Ms. Liu Rong Yang	Director
Mr. Zhi Fang Zhang	Director
Mr. Zi Shu Huang	Director
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Jia Xing Electronic Supplies Company Limited	Common director
Qiao Xing Electronic Holdings Company Limited	Common director
Qiao Xing Group Limited	Common director and minority shareholder
Qiao Xing International Company	Common director
Qiao Xing Investment Limited	Common director
Qiao Xing Properties Limited	Common director
Rui Xing Electronic Development Company Limited	Common director
CEC Telecom Co., Limited	Common director
Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A director of Calilee is a brother of a director of the Company
CEC Wireless R&D Limited (“CECW”)	CECT and CECW have common owners

Summary of related party transactions is as follows:

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	US$’000
Recovery of general and administrative expenses (at cost) in respect of factory and office premises subleased to
- Jia Xing Electronic Supplies Company Limited	238	139	—	—
- Qiao Xing Properties Limited	2,285	1,776	—	—
- Rui Xing Electronic Development Company Limited	404	915	—	—
Interest paid to
- Ms. Hong Ling Deng	40	—	—	—
- Ms. Zhen Yin Su	8	—	—	—
Rental income from
- Qiao Xing Group Limited	—	—	327	39
Commission paid and payable to CECW	—	—	28,200	3,406
Purchases from
- Jia Xing Electronic Supplies Company Limited	35,704	13,436	—	—
- Qiao Xing Properties Limited	22,268	20,471	10,061	1,215
- Rui Xing Electronic Development Company Limited	6,289	8,033	9,214	1,113
Sales to
- CECT	—	—	344,458	41,601

Summary of related party balances is as follows:

	2001	2002

	Rmb’000	Rmb’000	US$’000
Advance to Qiao Xing Group Limited	56,300	—	—
Due from
- Exquisite Jewel Limited	—	6	1
- Mr. Rui Lin Wu	281	—	—
- Mr. Zhi Yang Wu	—	216	26
- Mr. Zhi Jian Wu Li	—	160	19
- Ms. Mei Lian Li	508	—	—
- Qiao Xing Group Limited	3,133	100	12
- Qiao Xing Investment Limited	189	—	—
- Wu Holdings Limited	209	24	3

	60,620	506	61

Due to
- CECT	—	22,195	2,680
- Mr. Rui Lin Wu	—	5,897	713
- Mr. Zhi Zhong Wu	664	166	20
- Ms. Xiu Qing Li	1,793	—	—
- Mr. Zhi Jian Wu Li	543	—	—
- Mr. Zhi Yang Wu	882	—	—
- Mr. Guo Liang Zhang	94	146	18
- Ms. Liu Rong Yang	7	10	1
- Ms. Zhi Fang Zhang	7	10	1
- Mr. Zi Shu Huang	7	10	1
- Mr. Zhong Ai Li	136	218	26
- Qiao Xing Group Limited	7	—	—

	4,140	28,652	3,460

Included in accrued liabilities as of December 31, 2002 was a commission payable of Rmb11,331,000 to CECW.

Except for the amount advanced to Qiao Xing Group Limited and the balances with the shareholders, all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

During the year ended December 31, 2001, the Group advanced to Qiao Xing Group Limited of approximately RMB56,300,000. The amount was unsecured, non-interest bearing and without pre-determined repayment terms. The entire advance has been settled during 2002.

Loans from shareholders were unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders, and were non-interest bearing. The lenders have agreed not to make demand on the Group for repayment before January 1, 2004.

The rental agreements in Mainland China were entered into by Mr. Rui Lin Wu, a director, and Qiao Xing Group Limited on behalf of Qiao Xing Telecommunication Industry Company Limited during the year ended December 31, 2001.

As of December 31, 2002, the Group’s deposit of approximately Rmb 2,483,000 and land use rights of net book value of Rmb 47,635,000 were pledged to secure the banking facilities of an ex-subsidiary, QXTI.

During the year ended December 31, 2002, QXTI provided corporate guarantees to the banking facilities of CECT to the extent of Rmb 50,000,000.

C.	INTERESTS OF EXPERTS AND COUNSEL.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     The Consolidated Financial Statements are filed in this Annual Report as Item 18.

B.	SIGNIFICANT CHANGES.

     Except as otherwise disclosed herein, we do not believe that any significant change has occurred since the date of the annual financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

     A.     OFFER AND LISTING DETAILS.

     Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol “XING.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock since its listing on The Nasdaq National Market on February 16, 1999 as reported by Nasdaq:

Period	High	Low

Year ended December 31, 1999	$51.00	$2.75
Year ended December 31, 2000	$52.31	$3.38
Year ended December 31, 2001	$6.63	$1.79
Year ended December 31, 2002	$5.58	$0.77
Quarter ended March 31, 2001	$6.63	$3.84
Quarter ended June 30, 2001	$4.72	$2.81
Quarter ended September 30, 2001	$3.78	$1.97
Quarter ended December 31, 2001	$6.10	$1.79
Quarter ended March 31, 2002	$5.58	$3.72
Quarter ended June 30, 2002	$4.85	$3.36
Quarter ended September 30, 2002	$2.59	$1.22
Quarter ended December 31, 2002	$3.71	$0.77
Quarter ended March 31, 2003	$3.39	$1.90
Quarter ended June 30, 2003	$13.03	$2.19
Month ended January 31, 2003	$3.39	$2.38
Month ended February 28, 2003	$3.07	$2.10
Month ended March 31, 2003	$2.43	$1.90
Month ended April 30, 2003	$3.73	$2.19
Month ended May 31, 2003	$5.35	$3.30
Month ended June 30, 2003	$13.03	$5.11
Month ended July 31, 2003	$14.33	$6.00

B.	PLAN OF DISTRIBUTION.

Not applicable.

C.	MARKETS.

     Our common stock is listed and quoted for trading on The Nasdaq National Market System since February 16, 1999.

D.	SELLING SHAREHOLDERS.

Not applicable.

E.	DILUTION.

Not applicable.

F.	EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL.

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.

     Corporate Powers. We are registered in the British Virgin Islands since December 6, 1994, under British Virgin Islands International Business Companies number 135241. Clause 4 of our Memorandum of Association states that the objects for which we are established are to engage in any businesses which are not prohibited by law in force in the British Virgin Islands.

     Directors. A director who is materially interested in any transaction with us shall declare the material facts of and nature of his interest at the meeting of the Board of Directors. A director may vote or be counted as the quorum on any resolution of the Board in respect of any transaction in which he is materially interested. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to us. The directors may, by a resolution of directors, exercise all the powers of the Company to borrow money. There is no age limit requirement for retirement or non-retirement of directors. A director shall not require a share qualification.

     Share Rights, Preferences and Restrictions. Our authorized share capital consists of 50 million shares of par value US$0.001 per share. All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for our benefit. All shares vote as one class and each whole share has one vote. We may redeem any of our own shares for such fair value as we by a resolution of directors determine. All shares have the same rights with regard to dividends and distributions upon our liquidation.

     Changing Share Rights. The rights of each class and series of shares that we are authorized to issue shall be fixed by the resolution of directors. If the authorized capital is divided into different classes, the rights attached to any class may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and of the holders of not less than three-fourths of the issued shares of any other class which may be affected by such variation.

     Shareholder Meetings. The directors may convene meetings of our members at such times and in such manner and places as the directors consider necessary or desirable. The directors shall convene such a meeting upon the written request of members holding 10 percent or more of our outstanding voting shares. At least seven days’ notice of the meeting shall be given to the members whose name appears on the share register.

     Restrictions on Rights to Own Securities. There are no limitations on the rights to own our securities.

     Change in Control Provisions. There are no provisions of our Memorandum of Association and Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would have operate only with respect to a merger, acquisition or corporate restructuring involving us.

     Disclosure of Share Ownership. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

     Applicable Law. Under the laws of most jurisdictions in the US, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.

     While BVI law does permit a shareholder of a BVI company to sue its directors derivatively, that is, in the name of and for the benefit of our company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the US.

     Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most US jurisdictions. In addition, the directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the corporation, or any combination, if they determine it is in the best interests of the corporation, its creditors, or its shareholders. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

     The International Business Companies Act of the British Virgin Islands permits the creation in our Memorandum and Articles of Association of staggered terms of directors, cumulative voting, shareholder approval of corporate matters by written consent, and the issuance of preferred shares. Currently, our Memorandum and Articles of Association only provide for shareholder approval of corporate matters by written consent, but not for staggered terms of directors, cumulative voting or the issuance of preferred shares.

     As in most US jurisdictions, the board of directors of a BVI corporation is charged with the management of the affairs of the corporation. In most US jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation. However, under our Articles of Association, we are authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Articles of Association also enable us to indemnify any director or officer who was successful in such a proceeding against expense and judgments, fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

     The above description of certain differences between BVI and US corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws. However, we believe that all material differences are disclosed above.

     Changes in Capital. Requirements to effect changes in capital are not more stringent than is required by law.

C.	MATERIAL CONTRACTS.

     For complete information about our material contracts (not in the ordinary course of business) with CEC Telecom Co., Ltd. and Central Grace Technologies Ltd., please refer to the respective subsections in Item 4.B.

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

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person (i.e., a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source) making an investment in the common stock (a “U.S. Investor”). For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if (i) a court within the United States is able to exercise primary supervision over its administration and (ii) one or more United States persons have the authority to control all of its substantial decisions. In addition, the following discussion does not address the tax consequences to a person who holds (or will hold), directly or indirectly, 10% or more of the common stock (a “10% Shareholder”). Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the common stock.

     A U.S. Investor receiving a distribution with respect to the common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. Investor’s adjusted tax basis in the common stock, and then as gain from the sale or exchange of a capital asset, provided that the common stock constitutes a capital asset in the hands of the U.S. Investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the common stock.

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

     A holder of common stock may be subject to “backup withholding” at the rate of 31% with respect to dividends paid on such common stock if such dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to such holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of common stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of common stock if such holder (i) is a corporation or comes within certain other exempt categories or (ii) provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules. In addition, holders of common stock who are not U.S. persons (“non-U.S. holders”) are generally exempt from backup withholding, although such holders may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder’s U.S. federal income tax liability, if any) provided that amount withheld is claimed as federal taxes withheld on the holder’s U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund (or, in the case of non-U.S. holders, an income tax return) in order to claim refunds of withheld amounts.

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

     The documents concerning our company which are referred to in this Annual Report may be inspected at our principal executive offices at Qiao Xing Building, Qiao Xing Industrial Zone, Xiao Jin Kou, Huizhou, Guangdong, People’s Republic of China.

I.	SUBSIDIARY INFORMATION.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our primary risk exposures arise from changes in interest rates and foreign currency exchange rates.

     As of December 31, 2002, our aggregate bank borrowings, at various fixed interest rates, amounted to Rmb 40,000,000 (US$4,831,000). Due to the stable interest rate in the PRC, we do not believe that material risk on interest rates exists.

     As of December 31, 2002, about 98% of our products were sold in Mainland China and the great majority of our sales income are denominated in Rmb. Our major expenses are also denominated in Rmb. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates.

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

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

ITEM 15.   CONTROLS AND PROCEDURES

          Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our chairman and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, which will be used as input for further improvement actions, they concluded that our disclosure controls and procedures are effective in timely alerting them to material information about Qiao Xing Universal Telephone, Inc. and its consolidated subsidiaries.

          There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.

PART III

ITEM 17.   FINANCIAL STATEMENTS

          Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors
Qiao Xing Universal Telephone, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Qiao Xing Universal Telephone, Inc. and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Qiao Xing Universal Telephone, Inc. and subsidiaries as of December 31, 2001, were audited by other auditors, who have ceased operations and whose report dated June 28, 2002 expressed an unqualified opinion on those consolidated financial statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Universal Telephone, Inc. and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

GROBSTEIN, HORWATH & COMPANY LLP

Sherman Oaks, California
July 19, 2003

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2002

	Note	2001	2002

		Rmb’000	Rmb’000	US$’000
				(Note 4)
ASSETS
Current assets:
Cash and bank deposits		7,616	10,948	1,323
Pledged bank deposits	27&28	76,925	12,483	1,507
Accounts receivable, net	5	254,816	33	4
Inventories	6	79,862	249	30
Prepaid expenses	7	938	49,793	6,014
Receivable from sale of a subsidiary	8	—	282,377	34,103
Other current assets		9,467	295	36
Deferred income tax assets	21	9,787	—	—
Due from related parties	28	60,620	506	61

Total current assets		500,031	356,684	43,078

Deposits for purchase of property, machinery and equipment		5,672	—	—
Property, machinery and equipment, net	10	183,600	5,112	617
Construction-in-progress	11	576	—	—
Land use rights	12&28	221,359	189,405	22,875
Other non-current assets	13	—	191,507	23,129

Total assets		911,238	742,708	89,699

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	15&27	189,990	40,000	4,831
Accounts payable		32,752	1,372	166
Other payables	16	6,550	733	89
Accrued liabilities	17&28	13,627	13,890	1,677
Due to related parties	28	4,140	28,652	3,460
Taxation payable	21	105,467	5,264	636

Total current liabilities		352,526	89,911	10,859

Shareholders’ loans	18	8,163	8,163	986

Total liabilities		360,689	98,074	11,845

Minority interests		23,102	87,054	10,514

Shareholders’ equity:
Common stock, par value Rmb0.008 (equivalent of US$0.001); authorized - 50,000,000 shares; outstanding and fully paid - 14,282,400 shares as of December 31, 2001 and 15,282,400 shares as of December 31, 2002	19	118	127	15
Additional paid-in capital		324,219	337,931	40,813
Dedicated reserves	22	10,541	—	—
Retained earnings		192,558	219,572	26,518
Cumulative translation adjustments		11	(50)	(6)

Total shareholders’ equity		527,447	557,580	67,340

Total liabilities, minority interests and shareholders’ equity		911,238	742,708	89,699

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Note	2000	2001	2002

		Rmb’000	Rmb’000	Rmb’000	US$’000
					(Note 4)
Net sales	28	392,529	250,366	549,967	66,421
Cost of goods sold	28	(271,606)	(212,229)	(528,149)	(63,786)

Gross profit		120,923	38,137	21,818	2,635

Selling expenses		(15,325)	(6,172)	(5,286)	(638)
General and administrative expenses	28	(40,605)	(44,114)	(68,684)	(8,295)
Impairment loss on
- Land use rights		—	(5,004)	—	—
- Property, machinery and equipment	10	—	(8,722)	—	—

Income (Loss) from operations		64,993	(25,875)	(52,152)	(6,298)

Interest income		2,061	2,000	1,070	129
Exchange gain (loss), net		2,363	(104)	—	—
Interest expense:
- Amortization of debt issuance costs	3h	(9,637)	(8,234)	—	—
- Amortization of discount on convertible debentures	3h	(7,613)	(6,469)	—	—
- Other loan		(6,300)	(8,404)	(17,867)	(2,158)
Gain on sale of a subsidiary	9		—	79,050	9,547
Other (expenses) income, net		(197)	(187)	124	15

Income (Loss) before income tax		45,670	(47,273)	10,225	1,235
(Provision for) Reversal of prior years accrual of income tax	21	(16,599)	25,687	—	—

Income (Loss) before minority interests		29,071	(21,586)	10,225	1,235

Minority interests		(5,600)	164	6,248	754

Net Income (Loss)		23,471	(21,422)	16,473	1,989

Other comprehensive income (loss)- translation adjustments		79	70	(61)	(7)

Comprehensive income (loss)		23,550	(21,352)	16,412	1,982

Income (Loss) per common share
- Basic	23	Rmb 2.03	Rmb (1.67)	Rmb 1.12	US$0.14

- Diluted	23	Rmb 1.98	Rmb (1.67)	Rmb 0.95	US$0.11

Weighted average number of shares outstanding
- Basic	23	11,572,000	12,838,000	14,685,000	14,685,000

- Diluted	23	11,878,000	12,838,000	17,390,000	17,390,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	US$’000
				(Note 4)
Cash flows from operating activities:
Net income (loss)	23,471	(21,422)	16,473	1,989
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities -
Depreciation of property, machinery and equipment	9,856	16,942	13,243	1,599
Amortization of land use rights	2,942	4,978	5,008	605
Impairment loss on
- Land use rights	—	5,004	—	—
- Property, machinery and equipment	—	8,722	—	—
Net loss on disposal of property, machinery and equipment	119	105	2,660	321
Amortization of debt issuance costs	9,637	8,234	—	—
Amortization of discount on convertible debentures	7,613	6,469	—	—
Compensation cost for stock options and warrants issued	4,464	—	—	—
Interest expense on shareholders’ loans	478	478	478	58
Gain on sale of a subsidiary	—	—	(79,050)	(9,547)
Minority interests	5,600	(164)	(6,248)	(755)
(Increase) Decrease in operating assets -
Accounts receivable	(69,598)	27,811	(26,023)	(3,143)
Inventories	(12,813)	238	17,023	2,056
Prepaid expenses	(7,123)	8,471	(60,156)	(7,265)
Other current assets	2,158	(6,167)	(63,205)	(7,633)
Deferred income tax assets	(2,210)	(6,819)	9,787	1,182
Due from related parties	(8,161)	8,232	3,338	403
(Decrease) Increase in operating liabilities -
Accounts payable	(902)	(3,938)	(1,334)	(161)
Other payables	661	(9,548)	66,314	8,009
Accrued liabilities	991	1,335	11,335	1,369
Taxation payable	25,249	(22,472)	13,754	1,661
Due to related parties	—	—	20,406	2,465

Net cash (used in) provided by operating activities	(7,568)	26,489	(56,197)	(6,787)

Cash flows from investing activities:
Acquisitions of property, machinery and equipment	(12,373)	(2,145)	(10,335)	(1,248)
Increase in non-current assets related to acquisition of CECT	—	—	(180,944)	(21,853)
Net cash outlflow from sale of a subsidiary (Note 9)	—	—	(6,927)	(837)
(Additions) Decrease of construction-in-progress	(75,937)	(7,981)	576	70
Payment of land use rights	(104,982)	(4,878)	(2,140)	(258)
Proceeds from disposal of property, machinery and equipment	207	190	1,628	197
Increase in pledged bank deposits	(42,066)	(1,492)	(161,657)	(19,524)
(Increase) Decrease in due from related parties	(7,066)	(56,300)	56,300	6,799
(Increase) Decrease in deposits for purchase of property and equipment	(983)	(4,031)	5,672	685

Net cash used in investing activities	(243,200)	(76,637)	(297,827)	(35,969)

Cash flows from financing activities:
New short-term borrowings	108,478	218,260	585,967	70,769
Repayment of short-term borrowings	(41,305)	(198,713)	(325,550)	(39,318)
Contribution from minority shareholder	—	—	67,000	8,092
New long-term borrowings	—	—	30,000	3,623
New advances from related parties	—	4,797	—	—
Repayment of advances from related parties	(493)	—	—	—
Net proceeds from issue of common stock	75,576	—	—	—
Net proceeds from issue of convertible debentures	75,958	—	—	—
Net proceeds from exercise of options and warrants	63,101	—	—	—

Net cash provided by financing activities	281,315	24,344	357,417	43,166

Effect of translation adjustments	73	(70)	(61)	(7)

Net increase (decrease) in cash and bank deposits	30,620	(25,874)	3,332	403
Cash and bank deposits, beginning of year	2,870	33,490	7,616	920

Cash and bank deposits, end of year	33,490	7,616	10,948	1,323

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

							Accumulated other
							comprehensive
							income (loss) -
		Common stock					cumulative
				Additional paid-in			translation
	Note	Number of shares	Amount	capital	Dedicated reserves	Retained earnings	adjustments

		’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Balance as of December 31, 1999		9,600	79	76,256	8,609	192,441	2
Issue of common stock	19	833	7	82,738	—	—	—
Exercise of stock options	20	1,005	8	52,528	—	—	—
Exercise of stock warrants	20	172	2	10,563	—	—	—
Issue of shares to external consultants	19	25	—	7,501	—	—	—
Stock issuance costs		—	—	(13,155)	—	—	—
Issuance of convertible debentures		—	—	14,082	—	—	—
Issue of stock purchase warrants to external consultants		—	—	9,569	—	—	—
Conversion of convertible debentures	19	503	4	39,566	—	—	—
Net income		—	—	—	—	23,471	—
Shareholders’ contribution	18	—	—	478	—	—	—
Transfer to dedicated reserves		—	—	—	1,932	(1,932)	—
Translation adjustments		—	—	—	—	—	79

Balance as of December 31, 2000		12,138	100	280,126	10,541	213,980	81
Issue of stock purchase warrants to investors and external consultants	19	—	—	458	—	—	—
Conversion of convertible debentures		2,144	18	43,157	—	—	—
Net loss		—	—	—	—	(21,422)	—
Shareholders’ contribution	18	—	—	478	—	—	—
Translation adjustments		—	—	—	—	—	(70)

Balance as of December 31, 2001		14,282	118	324,219	10,541	192,558	11
Issue of shares to external consultants	19	1,000	9	13,234	—	—	—
Net income		—	—	—	—	16,473	—
Shareholders’ contribution	18	—	—	478	—	—	—
Transfer from dedicated reserves to retained earnings	22	—	—	—	(10,541)	10,541	—
Translation adjustments		—	—	—	—	—	(61)

Balance as of December 31, 2002		15,282	127	337,931	—	219,572	(50)

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

Qiao Xing Universal Telephone, Inc. (“the Company”) was incorporated in the British Virgin Islands on December 6, 1994. Its shares became listed on the Nasdaq National Market in February 1999.

The Company and its subsidiaries (“the Group”) are principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including cord and cordless telephone sets, in Mainland China.

For the year ended December 31, 2002, the Group reported a loss from operations of approximately Rmb 52 million, before recognizing a gain on sale of a subsidiary of approximately Rmb 79 million, and had short-term bank borrowings of approximately Rmb 40 million as of December 31, 2002. As at December 31, 2002, the Group entered into an agreement for the sale of a subsidiary for an aggregate cash consideration of Rmb 210 million (“the Sale”). Details of the Sale have been disclosed in Note 9 to the consolidated financial statements. The Group’s ability to continue as a going concern depends on the success of its future operations, its ability to renew or replace the short-term bank borrowings as they fall due and its ability to obtain additional financing from, among others, the banks, the existing shareholders, the public or the private institutional investors.

The Company’s Directors are confident that the Group’s future operations will be successful. Also, the Directors are confident that the Group will be able to rollover the majority of its short-term bank borrowings upon maturity in the second half of 2003. Further, the Sale transaction has provided the Company with working capital for future development. The consolidated financial statements have been prepared on the assumption that the Group is a going concern and will continue in operation for the foreseeable future.

The Group is subjected to, among others, the following operating risks:

Country risk

As substantially all of the Group’s operations are conducted in Mainland China, the Group is subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

1.	ORGANIZATION AND NATURE OF OPERATIONS (Cont’d)

Country risk (Cont’d)

In addition, substantially all of the Company’s revenue is denominated in Renminbi (“Rmb”) which must be converted into other currencies before remittance outside Mainland China. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require approvals of the Mainland Chinese government.

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

Changes in the communication industry are expected to increase competition and change the competitive landscape and may adversely affect the Group’s operating results.

Operating risk

The Group conducts its manufacturing and sales operations through joint ventures established between the Group and Mainland Chinese parties. Any deterioration of these strategic relationships may have an adverse effect on the operations of the Group.

Concentration of credit risk

The Group performs ongoing credit evaluations of each customer’s financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2001, the Group’s five largest accounts receivable accounted for approximately 31% of the Group’s total accounts receivable. Total accounts receivable as of December 31, 2002 was minimal following the Group’s sale of a subsidiary.

2.	SUBSIDIARIES

Details of the Company’s subsidiaries as of December 31, 2001 and 2002 were as follows:

		Percentage of equity
	Place of	interest attributable
Name	incorporation	to the Group		Principal activities

		2001	2002

Hui Zhou Qiao Xing Communication Industry Limited	Mainland China	—	90% Note i	Manufacturing of GSM mobile phones and sales of indoor phones — in the development stage

Hui Zhou Qiao Xing Property Limited	Mainland China	—	90% Note ii	Real estate development and management — in the development stage

Qiao Xing Mobile Communication Company Limited	British Virgin Islands	—	80% Note iii	Investment holding

Qiao Xing Communication Holdings Limited	British Virgin Islands	—	100% Note iv	Investment holding

Qiao Xing Holdings Limited (“QXHL”)	British Virgin Islands	100%	— Note v	Investment holding

Qiao Xing Telecommunication Industry Company Limited (“QXTI”)	Mainland China	90%	— Note vi	Manufacturing and sales of telecommunication equipment — a subsidiary of QXHL

Huizhou Qiao Xing-Hyundai System Communication Equipment Co., Ltd.	Mainland China	60%	— Note vii	Manufacturing and sales of Code Division Multiple Access (“CDMA”) system equipment - in the development stage

Qiao Xing Mobile Telecommunication Co., Ltd.	Mainland China	60%	— Note viii	Manufacturing and sales of CDMA mobile phones — in the development stage

Notes -

i.	Hui Zhou Qiao Xing Communication Industry Limited is an equity joint venture established in Mainland China on December 2, 2002 to be operated for a term of 15 years until December 1, 2017. As of December 31, 2002, no capital contribution has been made by the Group and the joint venture partner and Hui Zhou Qiao Xing Communication Industry Limited has not begun commercial operations.

ii.	Hui Zhou Qiao Xing Property Limited is an equity joint venture established in Mainland China on December 17, 2002 to be operated for a term of 15 years until December 16, 2017. As of December 31, 2002, no capital contribution has been made by the Group and the joint venture partner and Hui Zhou Qiao Xing Property Limited has not begun commercial operations.

2.	SUBSIDIARIES (Cont’d)

iii.	Qiao Xing Mobile Communication Company Limited was incorporated in the British Virgin Islands on January 31, 2002. Its authorized capital is US$50,000, of which US$10,000 has been issued and paid up by December 31, 2002.

iv.	Qiao Xing Communication Holdings Limited was incorporated in the British Virgin Islands on May 21, 2002. Its authorized capital is US$50,000, of which US$1 has been issued and paid up by December 31, 2002.

v.	Qiao Xing Holdings Limited was disposed of on 31 December 2002 (see Note 9).

vi.	Qiao Xing Telecommunication Industry Company Limited (“QXTI”) is an equity joint venture established in Mainland China in April 1992 to be operated for a term of 30 years until April 2022. Full capital contribution has been made by the Group and the joint venture partner. The Company was disposed of with its immediate holding company, QXHL on December 31, 2002 (see Note 9).

vii.	Huizhou Qiao Xing-Hyundai System Communication Equipment Co., Ltd. is an equity joint venture established in Mainland China in August 2000 for a term of 20 years until August 2020. According to the joint venture agreement, the Group and the joint venture partner have to make capital contributions of US$7,152,000 (equivalent to approximately Rmb59,219,000 based on exchange rate of US$1 = Rmb8.28) and US$4,768,000 (equivalent to approximately Rmb39,479,000 based on exchange rate of US$1 = Rmb8.28), respectively. No capital contribution has been made by the Group and the joint venture partner, and Huizhou Qiao Xing-Hyundai System Communication Equiipment Co., Ltd. has not begun commercial operations. Pursuant to the [ 2002] 295 issued by the Government of Huizhou, the termination of the subsidiary was formally approved on August 23, 2002.

viii.	Qiao Xing Mobile Telecommunication Co., Ltd. is an equity joint venture established in Mainland China in August 2000 for a term of 20 years until August 2020. According to the joint venture agreement, the Group and the joint venture partner have to make capital contributions of US$7,152,000 (equivalent to approximately Rmb59,219,000 based on exchange rate of US$1 = Rmb8.28) and US$4,768,000 (equivalent to approximately Rmb39,479,000 based on exchange rate of US$1 = Rmb8.28), respectively. No contribution has been made by the Group and the joint venture partner, and Qiao Xing Mobile Telecommunication Co., Ltd. has not begun commercial operations. Pursuant to the [ 2002] 296 issued by the Government of Huizhou, the termination of the subsidiary was formally approved on August 23, 2002.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including the equity joint ventures. All material intra-group balances and transactions have been eliminated on consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the major operating subsidiaries of the Group, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to joint venture enterprises as established by the Ministry of Finance of the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

b.	Subsidiaries

A subsidiary is a company in which the Company holds, directly or indirectly, more than 50% of its issued voting share capital as a long-term investment and over which it can exercise control, as defined under U.S. GAAP.

c.	Inventories

Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognized. Writedowns for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs.

d.	Property, machinery and equipment and construction-in-progress

Property, machinery and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Gains or losses on disposals are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets after taking into account the asset’s estimated residual value. The estimated useful lives are as follows: buildings - 8 to 30 years, machinery and equipment - 6 to 12 years, furniture and office equipment - 5 years, and motor vehicles - 5 years.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

d.	Property, machinery and equipment and construction-in-progress (Cont’d)

Capitalized software represents acquisition costs to obtain proprietary software provided by a third party, which is recorded under property, machinery and equipment. The Group has adopted Statement of Position (“SOP”) 98-1: “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” which requires the Group to capitalize certain internal use software purchased from third parties. Software costs are capitalized when they relate to products under development and which have reached technological feasibility. Capitalization ceases as the production of the products associated with the software has started and thereafter, the capitalized software is amortized on a straight-line basis over an estimated useful life of six years. Management reviews and evaluates the recoverability of the capitalized software periodically by reference to certain external factors, including, but not limited to, anticipated future revenue of the product and changes in technology.

Construction-in-progress represents land costs as well as factory and office buildings under construction. When material, the Group capitalizes interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34: “Capitalization of Interest Cost.”

The Group tests its investment in long-lived assets, including property, machinery and equipment and amortizable intangible assets, for recoverability whenever events or changes in circumstances indicate the net carrying amount may not be recoverable.

e.	Land use rights

Land use rights are stated at the amount of the prepayment less accumulated amortization. Land use rights expense is recognized ratably over the lease term of 50 years.

f.	Sales recognition

The Group recognizes sales in accordance with SEC Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements”.

Sales represent the invoiced value of goods, net of value-added tax (“VAT”), supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers.

All of the Group’s sales made in Mainland China are subject to Mainland Chinese value-added tax at a rate of 17% (“output VAT”). Such output VAT is payable after offsetting VAT paid by the Group on purchases (“input VAT”).

g.	Advertising costs

Costs incurred for producing and communicating advertising are generally expensed when incurred.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

h.	Debt issuance costs and borrowing costs

Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt. All other borrowing costs are recognized as an expense in the period in which they are incurred.

i.	Research and development expenditures

Research and development expenditures are charged to expenses as incurred.

j.	Income taxes

The Group accounts for income taxes under the provisions of SFAS No. 109: “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred income taxes is provided using the liability method and is recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realise their benefits or that future deductibility is uncertain.

k.	Operating leases

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on a straight-line basis over the period of the relevant leases.

l.	Segment information

The Group adopted SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”. SFAS No. 131 requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Group’s products and services, the countries in which the Group earns revenues and holds assets, and major customers. SFAS No. 131 requires companies that have a single reportable segment to disclose information about products and services, information about geographic areas, and information about major customers. SFAS No. 131 requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and make operating decisions regarding the allocation of resources. The Group classifies its products into two core business segments, namely mobile phones and indoor phones. In view of the fact that the Group operates principally in Mainland China, no geographical segment information is presented.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

m.	Foreign currency translation

The Company’s functional currency is the United States dollar (US$) as a majority of its financing and cash is denominated in US$. All other companies within the Group consider Renminbi (“Rmb”) to be their functional currency as most of their business activities are based in Renminbi. Aggregate (loss) gain from foreign currency transactions are included in the consolidated statements of operations and amounted to approximately Rmb 2,363,000, Rmb (104,000) and nil for the years ended December 31, 2000, 2001 and 2002, respectively.

The translation of the Company’s consolidated financial statements into Renminbi is performed for balance sheet accounts using the closing exchange rate in effect at each of the balance sheet dates and for revenue and expense accounts using the average exchange rate during each reporting period. Gains and losses resulting from translation are included in shareholders’ equity separately as cumulative translation adjustments.

n.	Comprehensive income

The Group has adopted SFAS No. 130: “Reporting Comprehensive Income” which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the consolidated financial statements as comprehensive income for the period in which they are recognized. The Group has presented comprehensive income, which encompasses net income and currency translation adjustments, in the consolidated statements of operations and comprehensive income.

o.	Earnings (loss) per common share

Earnings (loss) per common share is computed in accordance with SFAS No. 128: “Earnings Per Share” by dividing the net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures to the extent such instruments were dilutive during the period.

p.	Stock-based compensation

The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25: “Accounting for Stock Issued to Employees.” Compensation expense related to employee stock options is recorded only if the fair value of the underlying stock exceeds the exercise price on the date of grant. Repriced options are accounted for as compensatory options using variable accounting treatment. Under variable plan accounting, compensation expense is adjusted for increases or decreases in the fair market value of the Company’s common stock. Variable plan accounting is applied to the repriced options until the options are exercised, forfeited or expire unexercised. Pro forma disclosures were made assuming hypothetical fair value method application as prescribed by SFAS No. 123: “Accounting for Stock-Based Compensation.”

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

p.	Stock-based compensation (Cont’d)

The Company accounts for stock options and warrants issued to external consultants in accordance with the recognition provisions of SFAS No.123 and EITF 96-18: “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company values stock options and warrants issued based on the Black-Scholes option-pricing model and recognizes this value over the period in which the options vest.

q.	Financial instruments

The Group accounts for financial instruments under the provisions of SFAS No. 133: “Accounting for Derivative Instruments and Hedging Activities”, which requires that all derivative financial instruments be recognized in the financial statements and maintained at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS 133 in 2002 did not have a material impact on the Group’s financial position or its results of operations because the Group does not purchase or sell any derivative financial instruments, and does not have any contracts with an embedded derivative.

The carrying amounts for cash and bank deposits, pledged bank deposits, accounts receivable, short-term borrowings, accounts payable, other payables and accrued liabilities approximate their fair values because of the short maturity of those instruments.

The carrying amounts and fair values of the Group’s financial instruments at December 31, 2001 and 2002 are as follows:

	Carrying amount			Fair value

	2001	2002		2001	2002

	Rmb’000	Rmb’000	US$’000	Rmb’000	Rmb’000	US$’000

Cash and bank deposits	7,616	10,948	1,323	7,616	10,948	1,323
Pledged bank deposits	76,925	12,483	1,507	76,925	12,483	1,507
Accounts receivable	254,816	33	4	254,816	33	4
Short-term borrowings	189,990	40,000	4,831	189,990	40,000	4,831
Accounts payable	32,752	1,372	166	32,752	1,372	166
Other payables	6,550	733	89	6,550	733	89
Accrued liabilities	13,627	13,890	1,677	13,627	13,890	1,677

r.	Cash and cash equivalents

Cash and cash equivalents include cash on hand, amount on deposits with banks and all highly liquid investments with maturity of three months or less at the time of acquisition.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

s.	Recently issued accounting standards

(i) In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141: “Business Combinations” and SFAS No. 142: “Goodwill and Other Intangible Assets”. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited after that date. SFAS No. 142 changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach and requires intangible assets with finite lives to be amortized over their useful lives. Thus, amortization of goodwill and intangible assets with indefinite lives will cease upon adoption of the Statement. SFAS No. 142 is required to be applied in fiscal years beginning after December 15, 2001. Upon the adoption of SFAS No. 142, the Group will not amortize goodwill and instead will conduct an annual impairment test of the remaining goodwill. The Group expects to apply the provisions of SFAS No. 141 and SFAS No. 142 in accounting for the acquisition of CECT in 2003 (Note 14).

(ii) In April 2002, the FASB issued SFAS No. 145: “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This SFAS made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded Statement No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Group adopted the provisions of SFAS No. 145 on January 1, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Group’s consolidated financial statements.

(iii) In June 2002, the FASB issued SFAS No. 146: “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This SFAS also established that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Group adopted the provisions of SFAS No. 146 effective December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Company’s consolidated financial statements.

(iv) In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”. SFAS No. 147 provides interpretive guidance on the accounting for all acquisitions of financial institutions, except transactions between two or more mutual enterprises. Restatement of previously issued financial statements will be required. Those transition provisions are effective as of October 1, 2002; however, early application is permitted. The Group does not anticipate that the adoption of SFAS No. 147 will have any effect on its consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

s.	Recently issued accounting standards (Cont’d )

(v) In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

(vi) In December 2002, the FASB issued SFAS No. 148: “Accounting for Stock-Based Compensation-Transition and Disclosure-and Amendment of FASB Statement No.123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002. The adoption of SFAS No. 148 is not expected to have a material impact on the Group’s consolidated financial statements.

(vii) In January 2003, the FASB issued Interpretation No. 46: “Consolidation of Variable Interest Entities (an interpretation of ARB No. 51) (“FIN46”).” FIN46 addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities. The Group will be required to implement the other provisions of FIN46 in 2003. The adoption of FIN46 is not expected to have a material impact on the Group’s consolidated financial statements.

(viii) In April 2003, the FASB issued SFAS No.149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No.149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No.149 should be applied prospectively. The adoption of SFAS 149 is not expected to have a material impact on the Group’s consolidated financial statements.

(ix) In May 2003, the FASB issued SFAS No.150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No.150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No.150 is not expected to have a material impact on the Group’s consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

t.	Reclassifications

Certain amounts in the fiscal 2001 consolidated financial statements have been reclassified to conform to the fiscal 2002 presentation.

4.	CONVENIENCE TRANSLATION

Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 31, 2002 of US$1.00 = Rmb 8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

5.	ACCOUNTS RECEIVABLE

Accounts receivable consists of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Trade receivables	285,900	33	4
Less: Allowance for doubtful accounts	(31,084)	—	—

Accounts receivable, net	254,816	33	4

Changes in the allowance for doubtful accounts were as follows:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Beginning of year	22,126	31,084	3,754
Increase in allowance for doubtful accounts	8,958	34,997	4,227
Reduction in allowance for doubtful accounts arising from sale of a subsidiary (Note 9)	—	(66,081)	(7,981)

End of year	31,084	—	—

6.	INVENTORIES

Inventories consist of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Raw materials	16,706	148	18
Work-in-process	9,377	—	—
Finished goods	53,779	101	12

	79,862	249	30

7.	PREPAID EXPENSES

Prepaid expenses consist of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Vendor deposits for the purchase of mobile phones	—	44,660	5,394
Prepaid design fees	—	4,590	554
Prepaid advertising costs	150	—	—
Prepaid stock issuance costs (Note 20.c.vi)	458	—	—
Prepaid insurance	183	—	—
Other	147	543	66

	938	49,793	6,014

8.	RECEIVABLE FROM SALE OF A SUBSIDIARY

Receivable from sale of a subsidiary consist of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Consideration receivable from Central Grace	—	210,000	25,362
Advances to QXTI	—	72,377	8,741

	—	282,377	34,103

The consideration receivable from sale of a subsidiary was settled between March 20, 2003 and July 16, 2003 (Note 9).

The advances to QXTI, an ex-subsidiary, were collected subsequent to December 31, 2002.

9.	SALE OF A SUBSIDIARY

On December 31, 2002, an agreement for sale of the one issued share of Qiao Xing Holdings Limited (“QXHL”) was entered into between Qiao Xing Universal Telephone, Inc. (“the Vendor”) and Central Grace Technologies Limited (“the Purchaser”), a corporation incorporated under the laws of the British Virgin Islands. The consideration for the sale of the one issued share was Rmb210,000,000 and the payment schedule was as follows:

Settlement Date	Rmb’000

March 20, 2003	11,470
June 5, 2003	52,000	*
July 11, 2003	31,435
July 11, 2003	44,661
July 12, 2003	10,434
July 16, 2003	60,000

	210,000

•	The amount was offset with a payable to QXTI of the same amount pursuant to an agreement dated June 5, 2003.

The Purchaser further represented, undertook, warranted and covenanted to make reciprocal warranties, undertakings, covenants and indemnities to the Vendor and to assume all disclosed and undisclosed liabilities of QXHL excluding :

(i)	the settlement of the current liabilities due to the Vendor in the sum of RMB231,585,507 by QXTI

(ii)	the settlement of the current liabilities due to the Vendor in the sum of RMB8,172,953 by QXHL

(iii)	the settlement of current assets due from QXMC in the sum of RMB113,543,063 by QXTI

Although the form of the sale of the one issued share of QXHL represents a sale of stock, the economic substance of the transaction is the sale of QXHL’s indoor phone manufacturing assets and related liabilities.

As of December 31, 2001 and 2002, comparative condensed historical balances of QXHL’s assets and liabilities that were sold consist of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Total current assets	494,657	592,305	71,535
Property, plant and equipment	186,141	171,292	20,687
Land use rights	28,502	29,086	3,513
Total current liabilities	(352,071)	(637,613)	(77,007)
Long term borrowings	—	(30,000)	(3,623)
Minority interests	(23,102)	5,880	710

	334,127	130,950	15,815

9.	SALE OF A SUBSIDIARY (Cont’d)

Certain assets of QXHL were excluded from the sale transaction. Excluded assets were certain land use rights, fixed line telephone sales network, mobile telephone business including but not limited to the research and development and manufactory, and die cast moulds. The excluded assets were retained by the Group. The Group will continue to engage in the sale of indoor phones as a core business segment of its ongoing operations, but intends to outsource the manufacturing of indoor phones. Therefore the sale of a subsidiary has not been accounted for as a discontinued operation.

As a result of the sale transaction, a gain on disposal of RMB79,050,000 was recognized for the year ended December 31, 2002. The calculation of the gain on sale of a subsidiary is set out as follows:

	Rmb’000	US$’000

Consideration	210,000	25,362
Net book value of assets sold and liabilities assumed	(125,070)	(15,105)
Minority interests sold	(5,880)	(710)

Gain on sale of a subsidiary	79,050	9,547

10.	PROPERTY, MACHINERY AND EQUIPMENT

Property, machinery and equipment consists of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Buildings	151,952	145	18
Machinery, equipment and software	72,735	24,264	2,930
Furniture and office equipment	15,020	709	86
Motor vehicles	14,172	123	15

	253,879	25,241	3,049

Less: Accumulated depreciation and impairment losses	(70,279)	(20,129)	(2,432)

Property, machinery and equipment, net	183,600	5,112	617

Prior to January 1, 2002, capitalized software represented the acquisition cost to obtain proprietary software provided by a third party, which is recorded under machinery, equipment and software. The Directors evaluated the recoverability of the capitalized software cost and determined to make full provision of Rmb 8,722,000 of the carrying value of capitalized software cost as of December 31, 2001.

Certain property, machinery and equipment of the Group with a net book value of approximately Rmb115,172,000 and nil as of December 31, 2001 and 2002, respectively, were pledged as collateral for certain of the Group’s short-term borrowings (Note 15).

11.	CONSTRUCTION-IN-PROGRESS

Construction-in-progress represented construction costs incurred for construction of certain factory facilities, which was transferred to property, machinery and equipment during 2002.

12.	LAND USE RIGHTS

Land use rights consist of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Land use rights	236,940	203,047	24,523
Less: Accumulated amortization and impairment losses	(15,581)	(13,642)	(1,648)

Land use rights, net	221,359	189,405	22,875

Private ownership of land is not allowed in Mainland China. Rather, entities acquire the right to use land for a designated term. As of December 31, 2001 and 2002, the land use rights consisted of certain parcels of land located in Mainland China with a net book value of approximately Rmb167,211,000 and Rmb 136,826,000, respectively, held under land use rights ranging from 43 to 48 years and expiring in June 2042, July 2048, August 2049 and March 2050, respectively.

In addition, as of December 31, 2001 and 2002, the Group also recorded prepaid land use rights with a net book value of approximately Rmb54,148,000 and Rmb 52,579,000, respectively, in respect of certain parcels of land which QXTI has not yet obtained the land use right certificates. QXTI has obtained a legal opinion from its Mainland Chinese lawyer that it is virtually assured of success in obtaining the land use right certificates for the remaining portion of land with no current land use right certificates.

The ownership of all the recorded land use rights was still vested with QXTI, the Group’s ex-subsidiary, as of July 19, 2003. The Group has obtained a legal opinion from its Mainland Chinese lawyer that it is virtually assured of success in completing all the necessary statutory procedures to transfer the ownership of all the recorded land use rights from QXTI to the Group.

Land use rights with a carrying amount of approximately Rmb 47,635,000 (Notes 25 and 28) (2001 – Rmb 103,668,000) and Rmb 89,191,000 (Note 14) (2001 – nil) as of December 31, 2002 were pledged as collateral for certain short-term borrowings of the ex-subsidiary and the unsettled consideration of the Group’s equity interest in CECT, respectively.

13.	OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2002 consist of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Deposits paid for equity interests in CECT	—	180,000	21,739
Fair value of shares issued to an external consultant (Note 19)	—	13,243	1,599
Excess of cash received over share of net assets of a minority shareholder of QXMCL	—	(2,680)	(323)
Other	—	944	114

	—	191,507	23,129

During the year ended December 31, 2002, the minority shareholder of Qiao Xing Mobile Communication Company Limited (“QXMCL”) paid Rmb 67 million for a 20% equity interest in QXMCL. The consideration was paid by the minority shareholder of QXMCL directly to the sellers of CECT as part of the deposits paid by the Group. The amount of Rmb 67 million received in excess of the minority shareholder’s share of net assets of QXMCL is credited against the deposits paid for the equity interests in CECT as of December 31, 2002.

14.	PENDING ACQUISITION OF CECT

During 2002, the Group entered into the following sale and purchase agreements (the “Agreements”) for the acquisition of an aggregate equity interest of 65% in CEC Telecom Ltd. (“CECT”) for an aggregate consideration of Rmb312,750,000. CECT is a limited liability company established in Mainland China and is principally engaged in production and sales of mobile phones and accessories in Mainland China (“the Acquisitions”).

Pursuant to an Agreement dated May 23, 2002, Qiao Xing Mobile Communication Company Limited (“QXMCL”), a subsidiary of the Company acquired a 25% equity interest in CECT from Tianjin Taida Company Limited for cash consideration of Rmb108,750,000. Pursuant to an Agreement and a supplementary Agreement, both dated May 23, 2002, QXMCL acquired a 40% equity interest in CECT from China Electronics Corporations (“CEC”) and other group companies of CEC for cash consideration of Rmb204,000,000. All Agreements are governed by, and construed in accordance with, the Mainland Chinese law.

As of December 31, 2002, the Group made prepayments of Rmb180,000,000 to the sellers according to the payment terms prescribed in the Agreements. The remaining consideration will be payable as follows: (i) Rmb85,000,000 within 3 months after the date of shares transfers and (ii) Rmb47,750,000 within 6 months after the date of shares transfers. The Group is in the process of applying for the shares transfers as of December 31, 2002. The unsettled consideration will be secured by, among others, QXMCL’s equity interest in CECT (after completion of shares transfers) and certain land use rights of the Group with a net book value of Rmb89,191,000 as of December 31, 2002. There are no material contingencies associated with the determination of the purchase price.

14. PENDING ACQUISITION OF CECT (Cont’d)

As of December 31, 2002, the Acquisitions had not been completed because certain precedent conditions as set out in the Agreements have not been fulfilled. Such precedent conditions include, among others, (i) approval from the Mainland Chinese government on the shares transfers and (ii) completion of collateral arrangements on QXMCL’s equity interest in CECT and certain land use right of the Group as described in the preceding paragraph. Any non-fulfillment of these precedent conditions may lead to the termination of the Acquisitions, and the refund of the Group’s prepayments.

On February 8, 2003, the acquisition of CECT was finally approved by all necessary government authorities with the new business license granted subsequently.

The Group has obtained a third-party determination of the estimated fair value of the assets acquired, including a valuation of certain intangible assets. Since the Group acquired less than 100% interest in CECT, the allocation of the purchase price only considers the 65% portion of CECT’s assets that the Group acquired.

			Expected
			Weighted-
			Average
			Amortization
	(Rmb’000)	(USD’000)	Period

Purchase Consideration	312,750	37,774

Net Working Capital	128,050	15,468
Fixed assets:
Land and building	29,800	3,599
Machinery and equipment	8,400	1,014
Identifiable intangible assets :
Trademarks	28,200	3,406	Indefinite
Customer relationship	19,000	2,295	5 years
Completed technology	4,400	531	5 years
Core technology	26,100	3,152	5 years
Backlog	17,700	2,138	5 months
License	5,900	713	5 years
In process research and development	25,200	3,043
Goodwill	20,000	2,415

	312,750	37,774

The weighted-average amortizable lives of acquired identifiable intangible assets in total are expected to be approximately four years. The amount assigned to in process research and development assets will be written off at the date of acquisition in accordance with FASB Interpretation No. 4, “Applicability of FASB Statements No. 2 to Business Combinations Accounted for by the Purchase Method.” The write off is expected be included with general and administrative expenses.

14. PENDING ACQUISITION OF CECT (Cont’d)

With the acquisition of CECT, the group will obtain significant research and development capabilities and technologies as well as licenses to sell both CDMA and GSM mobile phones in China. The acquisition of the above mentioned economic resources further enhances the Group’s capability to penetrate the mobile phone market in China. As a result, the acquisition of the above mentioned economic resources has contributed to the determination of a purchase price that results in the recognition of goodwill.

The amount allocated to goodwill is expected to be assigned to the mobile phones segment of the Group’s business. None of the goodwill is expected to be deductible for Mainland Chinese income tax purposes.

15. SHORT-TERM BORROWINGS

Short-term borrowings consist of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Bills payable	29,180	10,000	1,208
Bank loans	127,300	30,000	3,623
Other bank borrowings - discounted bills	33,510	—	—

	189,990	40,000	4,831

Bills payable are a form of bank borrowings with payment terms of 180 days and are non-interest bearing unless they become trust receipts loans which bear interest at the prevailing interest rate of bank loans.

Furthermore, during the year ended December 31, 2001 and 2002, the Group issued certain bills to related companies. These related companies discounted the bills with certain banks and remitted the cash to the Group immediately. The Group recorded this type of financing as other bank borrowings - discounted bills, which was repayable in 180 days and bore a weighted average interest rate of 3.47% and 3% per annum as of December 31, 2001 and 2002, respectively.

As of December 31, 2001 and 2002, the bills payables and other bank borrowings - discounted bills are secured by pledged bank deposits of approximately Rmb28,062,000 and Rmb10,000,000, respectively.

The weighted average interest rate on bank loans was 6.22% per annum and 5.84% per annum, respectively, as of December 31, 2001 and 2002.

16. OTHER PAYABLES

Other payables consist of:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Payable for land use rights	1,000	—	—
Payable for construction work of factories	4,357	—	—
Payable for purchase of machinery, equipment and software	731	660	80
Payable for advertising expenses	455	—	—
Others	7	73	9

	6,550	733	89

17. ACCRUED LIABILITIES

Accrued liabilities consist of:

	2001	2002

	Rmb’000	Rmb’000	US$’000
Accruals for operating expenses
- Commissions (Note 28)	—	11,331	1,368
- Salaries	2,949	738	89
- Advertising	2,806	—	—
- Others	1,199	1,659	200
Provision for staff benefit*	3,030	162	20
Provision for staff welfare fund**	3,643	—	—

	13,627	13,890	1,677

*	Provision for staff benefit is provided at 17.5% of total salary expenses of QXTI. The provision for staff benefit is used for employees’ welfare, employees’ education and workers’ association.

**	Staff welfare fund is a discretionary fund provided at 1% of the statutory after-tax profit of QXTI and is used for employees’ welfare (Note 24).

18. SHAREHOLDERS’ LOANS

These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders. The loans are denominated in United States dollars and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2004. For financial reporting purposes, interest expense of approximately Rmb478,000 for each of the years ended December 31, 2000, 2001 and 2002 was imputed according to cost of borrowings in Mainland China, and were recorded as interest expense and shareholders’ contribution.

19. COMMON STOCK

In January 2000, the Company issued 833,334 shares of common stock, par value US$0.001 each, for cash consideration of US$12 per share through a placing arrangement with certain private institutional investors and raised US$10,000,000 (equivalent to Rmb82,745,000 based on exchange rate of US$1 = Rmb8.2745).

During the year ended December 31, 2000, an aggregate of US$4,784,000 (equivalent to Rmb39,570,000 based on exchange rate of US$1 = Rmb8.2718) of the face value of the Company’s convertible debentures were converted into 503,198 shares of common stock of the Company at an average conversion price of US$9.51 per share.

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

During the year ended December 31, 2001, an aggregate of US$5,216,000 (equivalent to Rmb43,175,000 based on exchange rate of US$1 = Rmb8.2774) of the face value of the Company’s convertible debentures were converted into 2,144,201 shares of common stock of the Company at an average conversion price of US$2.43 per share.

In September 2001, the Company entered into a common stock purchase agreement (“the Share Purchase Agreement”) with an institutional investor (“the Investor”) under which the Company may sell and issue to the Investor and the Investor shall be obligated to purchase from the Company an aggregate of 2,000,000 shares of common stock of the Company during the 24-month period from the date of approval of the registration of such shares with the Securities and Exchange Commission (“the SEC”). According to the terms of the Share Purchase Agreement, the common stock purchase price is being set at 93% of the daily volume weighted average price of the common stock over the preceding 15 trading days. As of the date of this report, the Company has not filed any registration statement with the SEC and no shares of common stock have been issued under the Share Purchase Agreement as of December 31, 2002.

In August 2002, the Company issued 1,000,000 shares of common stock to an external consultant in connection with the acquisition of CECT. The fair value of the 1,000,000 shares of approximately Rmb 13,243,000 was recorded as an addition to the investment cost of CECT (see Note 13).

20. STOCK OPTIONS AND WARRANTS

a.	Stock Purchase Options

The 1999 Stock Compensation Plan of the Company (“the Plan”) allows for the issuance of either incentive stock options to employees, or non-qualified options to employees, directors and external consultants. A total of 2,000,000 common shares have been authorized and reserved for issuance under the Plan.

20. STOCK OPTIONS AND WARRANTS (Cont’d)

b.	(i)	Stock options to employees

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

During the year ended December 31, 2000, 995,000 incentive stock options were issued to certain employees at an exercise price of US$15 per share, exercisable during a five-year period commencing on April 4, 2000. The Company did not grant any options to employees during the years ended December 31, 2001 and 2002. On January 2, 2002, the Company repriced the exercise price of these options to US$5.50 per share.

The Company has elected to follow APB No. 25 to account for the incentive stock options granted to employees, under which the Company recognized no compensation expense as no employee options were granted at prices below the market price on the grant dates. Had compensation expense for the incentive stock options been recognized based on the fair value on the grant dates in accordance with SFAS No. 123, the Group’s pro forma net income and earnings (loss) per common share would have been as follows:

	2000		2001		2002

	Rmb’000		Rmb’000		Rmb’000		US$’000

Net income (loss)		23,471		(21,422)		16,473		1,989
Earnings (loss) per share
- Basic	Rmb	2.03	Rmb	(1.67)	Rmb	1.12	US$	0.14
- Diluted	Rmb	1.98	Rmb	(1.67)	Rmb	0.95	US$	0.11

Pro forma net (loss) income		(40,625)		(21,422)		16,473		1,989
Pro forma (loss) earnings per share
- Basic	Rmb	(3.51)	Rmb	(1.67)	Rmb	1.12	US$	0.14
- Diluted	Rmb	(3.51)	Rmb	(1.67)	Rmb	0.95	US$	0.11

b.	(ii)	Non-qualified stock options to external consultants

During the year ended December 31, 1999, 325,000 non-qualified stock options were issued to external consultants. The Company has adopted SFAS No. 123 to account for these non-qualified stock options. The fair value of these stock options amounted to approximately Rmb8,059,000 (equivalent to US$973,000), as computed using the Black-Scholes option-pricing model on the grant date, which were recognized as consultant expenses over the external consultants’ service period. Approximately Rmb3,595,000 and Rmb4,464,000 were recognized as expenses for the years ended December 31, 1999 and 2000, respectively.

20. STOCK OPTIONS AND WARRANTS (Cont’d)

c.	Stock Purchase Warrants

(i)	In connection with the public offering of the Company’s shares in February 1999, the Company granted common stock purchase warrants (“the Underwriter Warrants”) to the underwriter to purchase up to 160,000 shares of the Company at an exercise price of $7.98 per share, exercisable during a five-year period commencing on February 19, 1999. During the year ended December 31, 2000, 152,000 of the Underwriter Warrants were exercised at an exercise price of US$7.98 each.

(ii)	On October 31, 1999, the Company issued 40,000 common stock purchase warrants to certain external consultants, at exercisable prices ranging from US$3.25 to US$5.50 per share, exercisable during a five-year period commencing on October 31, 1999. During the year ended December 31, 2000, 20,000 common stock purchase warrants were exercised at an exercise price of US$3.25 each.

The Company has adopted SFAS No. 123 to account for the stock purchase warrants granted to external consultants. The fair value of these warrants amounted to approximately Rmb1,033,000 (equivalent to US$125,000), as computed using the Black-Scholes option-pricing model on the grant date, which were recognized as consultant expense over the external consultants’ service period. Approximately Rmb1,033,000 and nil were recognized as expenses for the years ended December 31, 1999 and 2000 respectively.

(iii)	In connection with the share placement of the Company in January 2000, the Company granted 360,000 warrants to the private institutional investors (“the Subscription Warrants I”) and 300,000 warrants to external consultants (“the Consultant Warrants I”). Each warrant can subscribe for one common stock in the Company at an exercise price of US$46.96 per share, and is exercisable for the period from January 7, 2000 to December 31, 2004. In accordance with the warrant agreement, the exercise price was reset to US$20.76 representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to July 10, 2000.

(iv)	In connection with the issuance of convertible debentures of the Company in June 2000, the Company granted 360,000 warrants to the debenture holders (“the Detachable Warrants”) and 300,000 warrants to external consultants (“the Consultant Warrants II”). Each warrant can subscribe one common stock in the Company at an exercise price of US$24.38 per share, and is exercisable for the period from June 2, 2000 to May 25, 2005. In accordance with the warrant agreement, the exercise price was reset to US$8.49, representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to November 29, 2000.

20. STOCK OPTIONS AND WARRANTS (Cont’d)

c.	Stock Purchase Warrants

(iv)	The fair value of the 360,000 Detachable Warrants amounted to approximately Rmb9,272,000 (equivalent to US$1,120,000) as computed using the Black-Scholes option-pricing model on the grant date, which had been applied for allocating the face value of the convertible debenture into the value of the Detachable Warrants and the value of the debenture. In this connection, approximately Rmb11,250,000 (equivalent to US$1,358,000) of the face value of convertible debentures was allocated to value of the Detachable Warrants, which was recorded as a discount to the face value of the debentures and credited to additional paid-in capital.

The fair value of 300,000 common stock Consultant Warrants II granted to financial consultants amounted to approximately Rmb9,569,000 (equivalent to US$1,155,000), as computed using the Black-Scholes option-pricing model on the grant date, which has been recognized as debt issuance costs and credited to additional paid-in capital, respectively.

(v)	In connection with the Share Purchase Agreement entered into in September 2001, the Company granted 150,000 warrants to the private institutional investors (“the Subscription Warrants II”) and 150,000 warrants to external consultants (“the Consultant Warrants III”). Each warrant can subscribe for one common share of the Company at an exercise price of US$6.6 per share, and is exercisable for the period from September 14, 2001 to September 14, 2004.

(vi)	During the year ended December 31, 2001, the fair value of the 150,000 Subscription Warrants II and 150,000 Consultant Warrants III amounted to approximately Rmb458,000 (equivalent to US$55,350) as computed using Black-Scholes option-pricing model on the grant date, which were recognized as prepaid stock issuance cost. The prepaid stock issuance costs were written off in the year ended December 31, 2002.

(vii)	During the year ended December 31, 2002, the Company issued 80,000 share warrants to the Company’s investor relations advisor as compensation. Each warrant can subscribe for one common share of the Company at an exercise price of US$7.00 per share and is exercisable for the period from March 25, 2002 to March 1, 2005. The fair value amounted to approximately Rmb39,744 (equivalent to US$4,800) as computed using the Black-Scholes option-pricing model on the grant date which has been recognized as compensation expense in the year ended December 31, 2002.

20. STOCK OPTIONS AND WARRANTS (Cont’d)

Changes in outstanding stock options and warrants during the year ended December 31, 2001 and 2002 were as follows:

	No. of stock	Weighted
	options/	average
	warrants	exercise price

		US$
Outstanding, as of December 31, 1998	—	—
Granted in 1999	1,865,000	20.80

Outstanding, as of December 31, 1999	1,865,000	20.80
Granted in 2000	1,655,000	12.40
Exercised in 2000	(1,177,000)	6.48

Outstanding, as of December 31, 2000	2,343,000	14.68
Granted in 2001	300,000	6.60

Outstanding, as of December 31, 2001	2,643,000	13.77
Granted in 2002	80,000	7.00

Outstanding, as of December 31, 2002	2,723,000

Exercisable as of December 31, 2002	2,723,000	10.10

Exercisable, as of December 31, 2001	2,643,000	13.77

Exercisable, as of December 31, 2000	2,343,000	14.68

Exercisable as of December 31, 1999	1,205,000	6.48

The following table summarizes information about stock options and warrants described above that are outstanding and exercisable at December 31, 2002:

Options and warrants outstanding and exercisable

		Weighted-average
	Weighted-average exercise	remaining contractual life
Options/warrants	price per option/warrant	(years)

995,000	5.50	2.28
8,000	7.98	1.13
20,000	5.50	1.84
660,000	20.76	2.00
660,000	8.49	2.41
300,000	6.60	1.79
80,000	7.00	2.17

2,723,000	10.10	2.18

20. STOCK OPTIONS AND WARRANTS (Cont’d)

The weighted average fair value of the common stock purchase options and warrants on the grant dates were as follows:

	2000	2001	2002

	US$	US$	US$
Stock options granted under the Plan	7.78	—	—
Subscription Warrants I	9.81	—	—
Subscription Warrants II	—	0.18	—
Detachable Warrants	3.85	—	—
Consultant Warrants I	9.81	—	—
Consultant Warrants II	3.85	—	—
Consultant Warrants III	—	0.18	—
Warrants	—	—	0.006

The fair values were computed based on the following weighted average assumptions:

	2000	2001	2002

Risk-free interest rate	5.53%	3.17%	4.14%
Expected dividend yield	0.00%	0.00%	0.00%
Expected option/warrant life	4.99 years	3 years	1.93 years
Expected stock price volatility	21.14%	57.21%	123.38%

The weighted average fair value of common stock purchase options and warrants granted using the Black-Scholes option-pricing model for the years ended December 31, 2000, 2001 and 2002 respectively are as follows:

	2000	2001	2002

	US$	US$	US$

Weighted average fair value of options and warrants	7.24	0.18	0.006

21. INCOME TAXES

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company, Qiao Xing Holdings Limited, Qiao Xing Mobile Communication Company Limited and Qiao Xing Communication Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The Company also registered in Hong Kong as a branch office and is subject to Hong Kong income taxes at a rate of 16%.

At present, substantially all of the Group’s income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and is subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It was exempted from state income tax and local income tax for three years starting from January 1, 1994, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday from state income tax expired on January 1, 1999. The tax holiday from local income tax continued for the years ended December 31, 2001 and 2002.

Pursuant to the Notice No. [1999] 52 issued by the Government of Guangdong Province, Mainland China (“the Notice [1999] 52”), High and New Technology Enterprise of Guangdong Province is entitled to a tax holiday granted by the relevant tax bureau, under which QXTI is subject to state income tax at a rate of 15% for three years, effective from January 1, 1999. Furthermore, for a foreign owned enterprise in Guangdong Province which is certified by Guangdong Provincial Foreign Trade and Economic Cooperation Office (“GPFTECO”) as an Advanced Technology Enterprise, QXTI is entitled to an additional tax benefit granted by the relevant tax bureau under which the state income tax rate can be further reduce to 10% for three years. QXTI is a High and New Technology Enterprise since 1999 and it is also an Advanced Technology Enterprise of Guangdong Province since 2000 pursuant to certificates issued by Guangdong Science and Technology Commission and GPFTECO, respectively.

Prior to obtaining confirmation from the relevant tax bureau on the entitlement to the tax holiday as stated above, QXTI provided for enterprise income tax using 24% for the years ended December 31, 1999 and 2000. Subsequent to December 31, 2001, QXTI obtained a confirmation from the National Tax Bureau to confirm that QXTI was able to enjoy the aforementioned tax benefit pursuant to the Notice [1999] 52 and QXTI’s would be subject to a state income tax rate at 10% for each of the years ended December 31, 2000, 2001 and 2002. Accordingly, the excess provision of Mainland Chinese enterprise income tax in prior years was reversed in 2001 which resulted in an income tax benefit of Rmb25,687,000.

If the tax holiday of QXTI described above had not existed, the Group’s income tax expenses (net of minority interests) would have been increased by approximately Rmb2,351,000 for the year ended December 31, 2000 representing the effect of 3% local income tax exemption . In addition, income tax expenses (net of minority interests) for the year ended December 31, 2001 would have been increased by Rmb18,868,000, representing the effect of no benefit of state income tax for 2000 and prior. The tax holiday had no impact on operating results before tax generated in 2001 and 2002 as QXTI was in a tax loss position. Basic earnings (loss) per common share would have been approximately Rmb1.83 and Rmb(2.99), respectively, for the years ended December 31, 2000 and 2001, and diluted earnings (loss) per common share would have been approximately Rmb1.78 and Rmb(2.99), respectively, for the years ended December 31, 2000 and 2001.

21. INCOME TAXES (Cont’d)

Provision (benefit) of income tax consists of:

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	US$’000
Mainland Chinese income tax
- current	18,809	(18,868)	—	—
- deferred	(2,210)	(6,819)	—	—

	16,599	(25,687)	—	—

The reconciliation of Mainland Chinese statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations is as follows:

	2000	2001	2002

Mainland Chinese statutory income tax rate	27.0%	27.0%	27%
Net effect of disposal of a subsidiary	—	—	(44%)
Loss of the Company not subject to tax	—	—	17%
Effect of tax holiday	(6.6%)	—	—
Non-deductible (taxable) activities :
- Amortization of debt issuance costs and discount of convertible debentures	14.1%	(8.4%)	—
Reversal of over-provision of Mainland Chinese income tax	—	39.9%	—
Others	1.8%	(4.2%)	—

Effective income tax rate	36.3%	54.3%	—

The gain on sale of a subsidiary amounting to Rmb79,050,000 as reported on the consolidated statement of operations and comprehensive income for the year ended December 31, 2002 is not subject to tax in the jurisdictions of Mainland China or the British Virgin Islands.

Deferred income tax assets reflected the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the balance sheet as of December 31, 2001 and 2002 were as follows:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Write-off of obsolete and slow-moving inventories	6,209	—	—
Allowance for doubtful accounts	2,815	—	—
Loss carryforwards	1,818	—	—

	10,842	—	—
Valuation allowance	(1,055)	—	—

Deferred income tax assets	9,787	—	—

21. INCOME TAXES (Cont’d)

Movements of valuation allowance were as follows:

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	US$’000

Beginning of year	89	670	1,055	127
Increase (Release) in valuation allowance	581	385	(1,055)	(127)

End of year	670	1,055	—	—

A valuation allowance of approximately Rmb1,055,000 and nil were established as of December 31, 2001 and 2002, respectively, for the deferred income tax assets related to loss carryforwards. The Company’s management did not believe it was more likely than not that it would generate a sufficient level of taxable income in the foreseeable future to utilize all the loss carryforwards of the Company.

Taxation payable comprised:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Mainland Chinese value-added tax	70,004	5,264	636
Mainland Chinese income tax	35,463	—	—

	105,467	5,264	636

22. DISTRIBUTION OF INCOME

Prior to December 31, 2002, substantially all of the Group’s income was contributed by QXTI, an equity joint venture enterprise established in Mainland China. Income of QXTI as determined under generally accepted accounting principles in Mainland China (“Mainland Chinese GAAP”) was distributable to its joint venture partners after transfer to dedicated reserves and staff welfare fund as required under Mainland Chinese Company Law and QXTI’s articles of association, at rates determined by QXTI’s board of directors.

Dedicated reserves included statutory surplus reserve and discretionary surplus reserve. Pursuant to the Notice [1995] 31 issued by Ministry of Finance on August 24, 1995 (“the Notice”) and QXTI’s articles of association, provision of these reserves were recommended by QXTI’s board of directors. For the years ended December 31, 1999 and 2000, QXTI appropriated 2% of its statutory after-tax profit to each of the statutory surplus reserve and the discretionary surplus reserve. As QXTI recorded a net loss for the year ended December 31, 2001 and 2002, no appropriation to statutory surplus reserve and the discretionary surplus reserve was made. The statutory surplus reserve could only be utilized to offset prior years’ losses or for capitalization as paid-in capital, whereas the discretionary surplus reserve could be utilized for QXTI’s future development or capitalization as paid-in capital. During December 31, 2002, no utilization of statutory surplus reserve was proposed by the QXTI’s management.

Pursuant to the Notice and QXTI’s articles of association, QXTI appropriated 1% of its statutory after-tax profit for the years ended December 31, 1999 and 2000 to the staff welfare fund which shall be utilized for collective staff benefits such as building of staff quarters or housing. As QXTI recorded a net loss for the year ended December 31, 2001 and 2002, no appropriation to the staff welfare fund was made. No distribution should be made other than on liquidation of QXTI. Amounts appropriated to staff welfare fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

Following the sale of QXHL, the dedicated reserves of QXTI were released to retained earnings of the Group.

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

23. EARNINGS (LOSS) PER COMMON SHARE

The following represents a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	2000	2001	2002

	Rmb	Rmb	Rmb	US$

Net income (loss)	23,471,000	(21,422,000)	16,473,000	1,989,000

Weighted average common shares - basic	11,572,000	12,838,000	14,685,000	14,685,000
Effect of dilutive stock options and warrants	306,000*	—*	2,705,000	2,705,000

Weighted average common shares - diluted	11,878,000	12,838,000	17,390,000	17,390,000

Earnings (loss) per common share
- Basic	Rmb 2.03	Rmb (1.67)	Rmb 1.12	US$0.14

- Diluted	Rmb 1.98	Rmb (1.67)	Rmb 0.95	US$0.11

*	The calculation excludes convertible debentures that were anti-dilutive during the years ended December 31, 2000 and 2001.

The diluted loss per common share for the year ended December 31, 2001 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

24. RETIREMENT PLAN

Since December 1, 2000, the Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (“the MPF Scheme”), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each of the Group (employer) and its employees make monthly contributions to the scheme at 5% of the employees’ earnings as defined under the Mandatory Provident Fund legislation, subject to a maximum cap of HK$1,000 (equivalent to Rmb1,061) per month and thereafter additional contributions are voluntary.

Prior to December 31, 2002, the Group’s employees in Mainland China were mainly employed by QXTI. As stipulated by Mainland Chinese regulations, QXTI maintained a defined contribution retirement plan for all of its employees who were residents of Mainland China. All retired employees of QXTI were entitled to an annual pension equal to their basic annual salary upon retirement. QXTI contributed to a state sponsored retirement plan with amounts stipulated by the local government of Mainland China and had no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees.

The aggregate employer’s contributions made by the Group amounted to approximately Rmb897,000, Rmb795,000 and Rmb898,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

25. COMMITMENTS

a.	Capital commitments

Capital commitments not provided for in the consolidated financial statements were analyzed as follows:

	2001	2002

	Rmb’000	Rmb’000	US$’000
Capital contribution authorized and contracted for:
- CECT	—	132,750	16,033
- Huizhou Qiao Xing Property Ltd. and Huizhou Qiao Xing Communication Industry Ltd.	—	11,460	1,384
- Huizhou Qiao Xing-Hyundai System Communication Equipment Co., Ltd. and Qiao Xing Mobile Telecommunication Co., Ltd.	118,438	—	—

	118,438	144,210	17,417

b.	Operating lease commitments

The Group has an operating lease agreement for an office premise, which extends through September 2005. Rental expenses for the years ended December 31, 2000, 2001 and 2002 were approximately Rmb 2,072,000, Rmb1,304,000 and Rmb1,422,000 respectively. Future minimum rental payments as of December 31, 2002 under agreements classified as operating leases with non-cancelable terms amounted to approximately Rmb 307,000 (equivalent to approximately US$37,000) within one year, approximately Rmb537,000 (equivalent to approximately US$65,000) within two to five years.

c.	Other commitments

Other commitments not provided for in the financial statements were analyzed as follows:

	2001	2002

	Rmb’000	Rmb’000	US$’000
Authorized and contracted for
- Research and development	3,479	828	100

d.	Contingent liabilities

As of December 31, 2002, the Group’s deposit of approximately Rmb 2,483,000 and land use rights of approximately Rmb 47,635,000 were pledged to secure the banking facilities of an ex-subsidiary, QXTI.

26.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

a.	Non-cash transactions

For each of the years ended December 31, 2000, 2001 and 2002, imputed interest on shareholders’ loans of approximately Rmb478,000 was recorded as shareholders’ contribution and credited to additional paid-in capital.

For the year ended December 31, 1999, the fair value of Underwriter Warrants amounted to approximately Rmb7,937,000 and has been recognized as stock issuance costs, and the fair value of stock options and warrants granted to external consultants amounted to approximately Rmb4,628,000 and Rmb4,464,000, respectively, and has been recognized as operating expense and deferred compensation cost.

For the year ended December 31, 2000, the share of the face value of convertible debentures allocated to the Detachable Warrants and the fair value of the intrinsic value of the beneficial conversion feature of the convertible debentures amounted to approximately Rmb22,648,000, and has been recognized as a discount of the carrying amount of the convertible debentures with a respective amount credited to additional paid-in capital.

For the year ended December 31, 2000, the aggregate fair value of Consultants Warrants II and 8,000 bonus shares of common stock issued in connection with the issuance of convertible debentures in June 2000 amounted to approximately Rmb15,334,000, and has been recognized as debt issuance costs with the respective amounted credited to additional paid-in capital.

For the year ended December 31, 2000, a total of US$4,784,000 of convertible debentures have been converted into common stock and in this connection, a total of 503,198 shares of common stock has been issued to debenture holders.

For the year ended December 31, 2001, a total of US$5,218,000 of convertible debentures have been converted into common stock and in this connection, a total of 2,144,201 shares of common stock has been issued to debenture holders.

For the year ended December 31, 2002, the fair value of 1,000,000 shares of common stock issued in connection with the acquisition of CECT amounted to approximately Rmb13,243,000, and has been recognized as an addition to the investment cost of CECT, presented as another non-current asset.

b.	Cash paid for interest and income taxes is as follows

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	US$’000

Interest	5,822	7,926	17,389	2,100

Income taxes	—	—	—	—

26.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (Cont’d)

c.	Gain on sale of subsidiaries

On December 31, 2002, the Group disposed of its interests in the subsidiary, QXHL:

	2002

	Rmb’000	US$’000

Cash and bank deposits	6,927	837
Pledged bank deposits	226,099	27,307
Accounts receivables, net	280,806	33,914
Inventories	62,591	7,559
Prepaid expenses	11,301	1,365
Due from related parties	4,581	553
Property, plant and equipment, net	171,292	20,687
Prepaid land use rights	29,086	3,513
Accounts payable	(30,046)	(3,629)
Other payables	(72,131)	(8,712)
Accrued liabilities	(11,072)	(1,337)
Taxation payable	(113,957)	(13,763)
Long term borrowings	(30,000)	(3,623)
Short term borrowings	(410,407)	(49,566)

	125,070	15,105

Minority interests disposed	5,880	710
Gain on sale of subsidiaries	79,050	9,547

Total consideration	210,000	25,362

Satisfied by:
Receivable from sale of subsidiary	210,000	25,362

Net cash outflow arising from disposal of subsidiaries	(6,927)	(837)

27.	BANKING FACILITIES

As of December 31, 2002, the Group had banking facilities of approximately Rmb40,000,000 for loans and trade financing, all of which were used as of the same date. These banking facilities were secured by:

a.	the Group’s pledged bank deposits of approximately Rmb10,000,000;

b.	a personal guarantee provided by Mr. Rui Lin Wu; and

c.	corporate guarantee provided by CECT.

28.	RELATED PARTY TRANSACTIONS

Name and relationship of related parties:

Name of related parties	Existing relationship with the Company

Mr. Zhi Jian Wu Li	The major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li
Ms. Mei Lian Li	Wife of Mr. Zhi Yang Wu
Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li
Ms. Qing Li	Wife of Mr. Rui Lin Wu
Ms. Hong Ling Deng	Friend of Mr. Rui Lin Wu
Ms. Zhen Yin Su	Friend of Mr. Rui Lin Wu
Mr. Zhong Ai Li	Director
Mr. Guo Liang Zhang	Director
Ms. Liu Rong Yang	Director
Mr. Zhi Fang Zhang	Director
Mr. Zi Shu Huang	Director
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Jia Xing Electronic Supplies Company Limited	Common director
Qiao Xing Electronic Holdings Company Limited	Common director
Qiao Xing Group Limited	Common director and minority shareholder
Qiao Xing International Company	Common director
Qiao Xing Investment Limited	Common director
Qiao Xing Properties Limited	Common director
Rui Xing Electronic Development Company Limited	Common director
CEC Telecom Co., Limited	Common director
Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A director of Calilee is a brother of a director of the Company
CEC Wireless R&D Limited (“CECW”)	CECT and CECW have common owners

28.	RELATED PARTY TRANSACTIONS (Cont’d)

Summary of related party transactions is as follows:

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	US$’000
Recovery of general and administrative expenses (at cost) in respect of factory and office premises subleased to
- Jia Xing Electronic Supplies Company Limited	238	139	—	—
- Qiao Xing Properties Limited	2,285	1,776	—	—
- Rui Xing Electronic Development Company Limited	404	915	—	—
Interest paid to
- Ms. Hong Ling Deng	40	—	—	—
- Ms. Zhen Yin Su	8	—	—	—
Rental income from
- Qiao Xing Group Limited	—	—	327	39
Commission paid and payable to CECW	—	—	28,200	3,406
Purchases from
- Jia Xing Electronic Supplies Company Limited	35,704	13,436	—	—
- Qiao Xing Properties Limited	22,268	20,471	10,061	1,215
- Rui Xing Electronic Development Company Limited	6,289	8,033	9,214	1,113
Sales to
- CECT	—	—	344,458	41,601

28.	RELATED PARTY TRANSACTIONS (Cont’d)

Summary of related party balances is as follows:

	2001	2002

	Rmb’000	Rmb’000	US$’000

Advance to Qiao Xing Group Limited	56,300	—	—
Due from
- Exquisite Jewel Limited	—	6	1
- Mr. Rui Lin Wu	281	—	—
- Mr. Zhi Yang Wu	—	216	26
- Mr. Zhi Jian Wu Li	—	160	19
- Ms. Mei Lian Li	508	—	—
- Qiao Xing Group Limited	3,133	100	12
- Qiao Xing Investment Limited	189	—	—
- Wu Holdings Limited	209	24	3

	60,620	506	61

Due to
- CECT	—	22,195	2,680
- Mr. Rui Lin Wu	—	5,897	713
- Mr. Zhi Zhong Wu	664	166	20
- Ms. Qing Li	1,793	—	—
- Mr. Zhi Jian Wu Li	543	—	—
- Mr. Zhi Yang Wu	882	—	—
- Mr. Guo Liang Zhang	94	146	18
- Ms. Liu Rong Yang	7	10	1
- Ms. Zhi Fang Zhang	7	10	1
- Mr. Zi Shu Huang	7	10	1
- Mr. Zhong Ai Li	136	218	26
- Qiao Xing Group Limited	7	—	—

	4,140	28,652	3,460

Included in accrued liabilities as of December 31, 2002 was a commission payable of Rmb11,331,000 to CECW.

Except for the amount advanced to Qiao Xing Group Limited and the balances with the shareholders, all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

During the year ended December 31, 2001, the Group advanced to Qiao Xing Group Limited of approximately RMB56,300,000. The amount was unsecured, non-interest bearing and without pre-determined repayment terms. The entire advance has been settled during 2002.

Loans from shareholders were unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders, and were non-interest bearing. The lenders have agreed not to make demand on the Group for repayment before January 1, 2004.

The rental agreements in Mainland China were entered into by Mr. Rui Lin Wu, a director, and Qiao Xing Group Limited on behalf of Qiao Xing Telecommunication Industry Company Limited during the year ended December 31, 2001.

28.	RELATED PARTY TRANSACTIONS (Cont’d)

As of December 31, 2002, the Group’s bank deposit of approximately Rmb 2,483,000 and land use rights of net book value of Rmb 47,635,000 were pledged to secure the banking facilities of an ex-subsidiary, QXTI.

During the year ended December 31, 2002, QXTI provided corporate guarantees to the banking facilities of CECT to the extent of Rmb 50,000,000.

29.	SEGMENT ANALYSIS

The Group classifies its products into two core business segments, namely mobile phones and indoor phones. In view of the fact that the Group operates principally in Mainland China, no geographical segment information is presented.

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000
Net sales:
Mobile phones	—	—	341,629
Indoor phones	392,529	250,366	208,338

	392,529	250,366	549,967

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000
Income (loss) from operations:
Mobile phones	—	—	41,539
Indoor phones	64,993	(20,994)	(87,812)
Others	—	(4,881)	(5,879)

	64,993	(25,875)	(52,152)

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000
Identifiable assets:
Mobile phones	—	—	3,224
Indoor phones	476,216	490,600	224,581
Others	795	795	483

	477,011	491,395	228,288

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000
Interest income:
Mobile phones	—	—	189
Indoor phones	2,061	1,890	879
Others	—	110	2

	2,061	2,000	1,070

29.	SEGMENT ANALYSIS (Cont’d)

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000
Interest expense:
Mobile phones	—	—	1,925
Indoor phones	5,822	7,926	15,464
Others	17,728	15,181	478

	23,550	23,107	17,867

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000
Depreciation and amortization:
Mobile phones	—	—	223
Indoor phones	12,798	21,535	17,873
Others	—	385	155

	12,798	21,920	18,251

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000
Capital expenditures:
Mobile phones	—	—	3,224
Indoor phones	194,274	19,035	9,251

	194,274	19,035	12,475

a.	Major customers

Details of individual customers accounting for more than 5% of the Group’s sales are as follows:

	2000	2001	2002

CECT (Note 28)	—	—	63%
Chengfeng Electronic Appliance Trading Company of Yiwu City	7%	7%	2%

b.	Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2000	2001	2002

Flextronics Technology Co. Ltd.	—	—	31%
Flextronics Enterprises Co. Ltd.	—	—	31%
Jia Xing Electronic Supplies Company Limited (Note 28)	13%	8%	0%

30.	OTHER ADDITIONAL INFORMATION

The following items were included in the consolidated statements of operations and comprehensive income (loss):

	2000	2001	2002

	Rmb’000	Rmb’000	Rmb’000	US$’000

Depreciation of property, machinery and equipment	9,856	16,942	13,243	1,599
Amortization of land use rights	2,942	4,978	5,008	605
Interest expense for:
- Amortization of debt issuance costs	9,637	8,234	—	—
- Amortization of discount of convertible debentures	7,613	6,469	—	—
- bank loans	5,025	6,683	13,221	1,597
- other bank borrowings - discounted bills	749	1,243	4,168	503
- other loans	48	—	—	—
- shareholders’ loans (imputed interest)	478	478	478	58

Total interest expense	23,550	23,107	17,867	2,158
Advertising expenses	3,909	5,653	1,346	163
Research and development expenditures	497	3,516	451	54

ITEM 19. EXHIBITS

     (a)       The following financial statements are being filed as part of this Annual Report on Form 20-F:

     Report of Independent Certified Public Accountants

     Consolidated statements of operations for the years ended December 31, 2000, 2001 and 2002

     Consolidated balance sheets at December 31, 2001 and 2002

     Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2000, 2001 and 2002

     Consolidated statements of cash flows for the years ended December 31, 2000, 2001 and 2002

     Notes to and forming part of the financial statements

     (b)     The following exhibits are being filed as part of this Annual Report on Form 20-F:

Exhibit 1.1	Memorandum of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 2.1	Common Stock and Warrants Purchase Agreement dated as of December 30, 1999 - incorporated by reference to our Proxy Statement filed June 16, 2000.

Exhibit 2.2	Convertible Debenture and Warrants Purchase Agreement dated as of May 24, 2000 - incorporated by reference to our Proxy Statement filed June 16, 2000.

Exhibit 2.3	Common Stock Purchase Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.*

Exhibit 2.4	Registration Rights Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.*

Exhibit 2.5	Warrant Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.*

Exhibit 4.1	Sales and Purchase Agreement on Shares of CEC Telecom Limited dated May 23, 2002

Exhibit 4.2	Sales and Purchase Agreement on Shares of CEC Telecom Ltd. dated May 23, 2002

Exhibit 4.3	Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated December 31, 2002 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.

Exhibit 4.4	Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 10, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.

Exhibit 4.5	Further Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 11, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.

Exhibit 8.1	List of Subsidiaries of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 99.1	Certification of Chief Executive Officer.

Exhibit 99.2	Certification of Chief Financial Officer.

*	- incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING UNIVERSAL TELEPHONE, INC.
(Registrant)

Date: July 31, 2003	By: /s/ RUI LIN WU

Rui Lin Wu
Chairman

CERTIFICATIONS

I, Rui Lin Wu, certify that:

1.     I have reviewed this annual report on Form 20-F of Qiao Xing Universal Telephone, Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 31, 2003

/s/ RUI LIN WU

Rui Lin Wu,
Chairman and Chief Executive Officer

CERTIFICATIONS

I, Calvin Chong, certify that:

1.     I have reviewed this annual report on Form 20-F of Qiao Xing Universal Telephone, Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 31, 2003

/s/ CALVIN CHONG

Calvin Chong,
Chief Financial Officer

INDEX TO EXHIBITS

DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 2.1	Common Stock and Warrants Purchase Agreement dated as of December 30, 1999 - incorporated by reference to the Proxy Statement filed June 16, 2000.

Exhibit 2.2	Convertible Debenture and Warrants Purchase Agreement dated as of May 24, 2000 - incorporated by reference to the Proxy Statement filed June 16, 2000.

Exhibit 2.3	Common Stock Purchase Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc. - incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001

Exhibit 2.4	Registration Rights Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc. - incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001

Exhibit 2.5	Warrant Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc. - incorporated by reference to the Exhibits to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001

Exhibit 4.1	Sales and Purchase Agreement on Shares of CEC Telecom Limited dated May 23, 2002

Exhibit 4.2	Sales and Purchase Agreement on Shares of CEC Telecom Ltd. dated May 23, 2002

Exhibit 4.3	Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated December 31, 2002 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.

Exhibit 4.4	Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 10, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.

Exhibit 4.5	Further Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 11, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.

Exhibit 8.1	List of Subsidiaries of the Company - incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 99.1	Certification of Chief Executive Officer.

Exhibit 99.2	Certification of Chief Financial Officer.