Form 20-F
period 2003-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2004-06-30
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

$.001 Par Value Common Stock (“Common Stock”)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:

15,537,718 Shares of Common Stock

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☐ No ☒

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA.

     We prepare the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The following summary consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 were derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 were derived from our audited financial statements not included elsewhere in this annual report and have been prepared in accordance with US GAAP and have been derived from audited financial statements. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Year ended December 31,
	1999	2000	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Net sales	383,633	392,529	250,366	549,967	1,837,633	222,025
Cost of goods sold	(259,658)	(271,606)	(212,229)	(528,149)	(1,583,061)	(191,267)
Gross profit	123,975	120,923	38,137	21,818	254,572	30,758
Selling expenses	(15,695)	(15,325)	(6,172)	(5,286)	(90,440)	(10,927)
General and administrative expenses	(28,000)	(40,108)	(40,598)	(68,233)	(54,120)	(6,539)
Research and development	(562)	(497)	(3,516)	(451)	(4,414)	(533)
In process research and development	—	—	—	—	(33,579)	(4,057)

	Year ended December 31,
	1999	2000	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Amortization of acquired intangible assets	—	—	—	—	(42,192)		(5,098)
Stock-based compensation	—	—	—	—	(26,929)		(3,254)
Impairment loss on
- Land use rights	—	—	(5,004)	—	—		—
- Property, machinery and equipment	—	—	(8,722)	—	—		—
Income (Loss) from operations	79,718	64,993	(25,875)	(52,152)	2,898		350
Interest income	1,981	2,061	2,000	1,070	3,045		368
Exchange loss, net	(8)	2,363	(104)	—	—		—
Interest expense:
- Amortization of debt issuance costs	—	—	(8,234)	—	—		—
- Amortization of discount on convertible debentures	—	—	(6,469)	—	—		—
- Other loan	(5,577)	(23,550)	(8,404)	(17,867)	(18,985)		(2,294)
Gain on sale of a subsidiary	—	—	—	79,050	—		—
Other (expenses) income, net	252	(197)	(187)	124	7,738		935

Income (Loss) before income tax	76,366	45,670	(47,273)	10,225	(5,304)		(641)
(Provision for) Reversal of prior years accrual of income tax	(20,298)	(16,599)	25,687	—	—		—

Income (Loss) before minority interests	56,068	29,071	(21,586)	10,225	(5,304)		(641)
Minority interests	(6,365)	(5,600)	164	6,248	(9,228)		(1,115)
Equity in earnings of an affiliate	—	—	—	—	6,802		822

Net income (loss)	49,703	23,471	(21,422)	16,473	(7,730)		(934)

Earnings (loss) per common share
- Basic (2)	Rmb5.33	Rmb2.03	Rmb(1.67)	Rmb1.12	Rmb(0.50)	US$	(0.06)
- Diluted (2)	Rmb5.32	Rmb1.98	Rmb(1.67)	Rmb0.95	Rmb(0.50)	US$	(0.06)
Weighted average number of
- Basic (2)	9,333,000	11,572,000	12,838,000	14,685,000	15,420,000		15,420,000
- Diluted (2)	9,344,000	11,878,000	12,838,000	17,390,000	15,420,000		15,420,000

	As of December 31,
	1999	2000	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Balance Sheet Data
Cash and cash equivalents	2,870	33,490	7,616	10,948	122,466	14,796
Working capital	56,917	136,616	147,505	266,773	298,586	36,076
Property, machinery and equipment, net	48,473	182,140	183,600	5,112	98,305	11,877
Construction-in-progress	106,937	17,869	576	—	1,184	143
Land use rights, net	112,301	226,463	221,359	189,405	187,111	22,607
Debt issuance cost, net	—	8,234	—	—	—	—
Total assets	576,847	939,267	911,238	742,708	1,567,961	189,442
Short-term-debts	103,270	170,443	189,990	40,000	440,982	53,279
Long-term-debts	8,169	44,869	8,163	8,163	11,939	1,442
Total liabilities	281,794	411,173	360,689	98,074	757,707	91,546
Minority interests (1)	17,666	23,266	23,102	87,054	232,833	28,131
Shareholders’ equity	277,387	504,828	527,447	557,580	577,421	69,765
Cash flows data
Cash flows from operating activities	110,628	(7,568)	26,489	(56,197)	(307,404)	(37,141)
Cash flows from investing activities	(214,669)	(243,200)	(75,145)	(136,170)	203,530	24,590
Cash flows from financing activities	100,353	281,315	22,852	195,760	216,138	26,114

(1)	Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in certain subsidiaries of our company.

(2)	Earnings per share is computed by dividing net income for 1999 by 9,333,000 shares, for 2000 by 11,572,000 shares, for 2001 by 12,838,000 shares, for 2002 by 14,685,000 shares and for 2003 by 15,420,000 shares. Diluted earnings per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

(3)	Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 of US$1.00 = Rmb 8.2767. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

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

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Noon Buying Rate(1)
Calendar Year	Average (2)
(Rmb per US$)
1999	8.2783
2000	8.2784
2001	8.2770
2002	8.2770
2003	8.2772

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2)	Determined by averaging the rates on the last business day of each month during the relevant period.

Calendar Month	High	Low
December 2003	8.2772	8.2765
January 2004	8.2772	8.2767
February 2004	8.2773	8.2769
March 2004	8.2774	8.2767
April 2004	8.2772	8.2768
May 2004	8.2773	8.2769
June 2004	8.2768	8.2766

As of June 25, 2004, being the latest practicable date, the exchange rate was US$1.00 = Rmb 8.2767.

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

Concentration of credit risk

     We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2003, our five largest accounts receivable accounted for approximately 64% of our total accounts receivable. Total accounts receivable as of December 31, 2002 were minimal following our sale of a subsidiary.

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

We depend on Chinese factories.

     We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiaries’ factories in China. We currently maintain fire, casualty and theft insurance aggregating approximately $12 million covering various of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in China. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. However, we have not materially suffered from such damage or loss to date.

Taxation

     Our Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. Our Company, Qiao Xing Mobile Communication Company Limited and Qiao Xing Communication Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. Our Company also registered in Hong Kong as a branch office and is subject to Hong Kong income taxes at a rate of 17.5%.

     At present, substantially all of the Group’s income was generated in China by Hui Zhou Qiao Xing Communication Industry Limited (“QXCIL”) and CEC Telecom Co., Ltd. (“CECT”). QXCIL was exempted from state income tax and local income tax for two years starting from

January 1, 2003, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECT is regarded as “Hi-tech” enterprises by the Mainland Chinese government and are subjected to the Mainland Chinese enterprise income taxes at a rate of 15%. CECT is exempted from the PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and then subject to a 50% reduction in state income tax and full exemption in local income tax for the following three years.

     During the fiscal year ended December 31, 2002, substantially all of the Group’s income was generated in China by Qiao Xing Telecommunication Industry Company Limited (“QXTI”), a joint venture enterprise established in the Coastal Economic Open Zone in China and subject to Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It was exempted from state income tax and local income tax for three years starting from January 1, 1994, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday of state income tax expired on January 1, 1999. The tax holiday of local income tax continued for the years ended December 31, 2001 and 2002.

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

     Prior to obtaining confirmation from the relevant tax bureau on the entitlement to the tax holiday as stated above, QXTI provided for enterprise income tax using 24% for the years ended December 31, 1999 and 2000. Subsequent to December 31, 2001, QXTI obtained a confirmation from the National Tax Bureau to confirm that QXTI was able to enjoy the aforementioned tax benefit pursuant to the Notice [1999] 52 and QXTI would be subject to a state income tax rate at 10% for each of the years ended December 31, 2000, 2001 and 2002. Accordingly, the excess provision of Mainland Chinese enterprise income tax in prior years was reversed in 2001, which resulted in an income tax benefit of Rmb 25,687,000.

     If the tax holiday of QXTI described above had not existed, the Group’s income tax expenses (net of minority interests) for the year ended December 31, 2001 would have been increased by Rmb 18,868,000, representing the effect of no benefit of state income tax for 2000 and prior periods. Basic loss per common share would have been approximately Rmb 2.99 for the year ended December 31, 2001, and diluted loss per common share would have been approximately Rmb 2.99 for the year ended December 31, 2001.

We depend upon certain key personnel to manage our company.

     Our ability to successfully carry out our business plans continues to be largely dependent upon the efforts of our senior management and executive officers, particularly our chairman, Rui Lin Wu. We have not entered into any employment agreement with Mr. Wu and the loss of his services would have a material adverse effect on our ability to achieve our business objectives. Further, we do not maintain any key-person life insurance on his life, with proceeds payable to us.

We are controlled by one of our shareholders, whose interests may differ from other shareholders.

     Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 44.3% of our outstanding shares as of June 30, 2004. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

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

Some information about us may be unavailable due to exemptions under the Exchange Act for a foreign private issuer.

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

Because of these exemptions, investors are not provided with the same information which is generally available about public companies organized in the United States.

Since we are a British Virgin Islands company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

     Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Island law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in U.S. jurisdictions. In addition, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the U.S.

     Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets, property, part of the business, or securities of the corporation. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

     From our inception through December 31, 2002, Qiao Xing Universal Telephone, Inc. (“Qiao Xing” or “we”) was principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. Our history dates back to April 1992 when Mr. Rui Lin Wu, our founder and chief executive officer, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People’s Republic of China (“PRC” or “China”). We initially were engaged in the original design manufacturing of corded telephones, whereby products are designed and manufactured to the customer’s requirements and instructions and are marketed under the customer’s designated brand name or without designated brand name. When we commenced our operations in August 1992, we consisted of only 100 employees and two production lines producing telephones.

     In August 1995, we were awarded the ISO9001 certificate, which reflects our reputation as a high quality telephone manufacturer.

     Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of June 30, 2004, we owned 80% of Qiao Xing Mobile Communication Co. Ltd. (QX Mobile), an international business company incorporated in the British Virgin Islands on January 31, 2002. QX Mobile owns 65% of CEC Telecom Co., Ltd., a limited liability company established in China. We also own 100% of Qiao Xing

Communication Holdings, Ltd., an international business company incorporated in the British Virgin Islands on May 21, 2002 (QX Communication Holdings), which owns 90% of Hui Zhou Qiao Xing Property, Ltd. (QX Property), a PRC joint venture, and 90% of Hui Zhou Qiao Xing Communication Industry, Ltd. (QX Communication), a PRC joint venture. The remaining 10% of each of QX Property and QX Communication is owned by Qiao Xing Group Limited, a PRC company owned by Rui Lin Wu and his eldest son Zhi Yang Wu. Messrs. Wu and Wu are two of our executive officers and directors.

     Refer to Item 4.B. Business Overview for a description of the important events in the development of our business for the period from the beginning of 2002 up to the date of filing of this report.

     For 2001, our total capital expenditure was about Rmb 19 million, which primarily included: 1) Rmb 8.0 million for the construction of the Qiao Xing Industry Zone; 2) Rmb 4.9 million for payment of land use rights; and 3) Rmb 6.2 million for acquisition of property, machinery and equipment.

     For 2002, our total capital expenditure was about Rmb 12.4 million, which primarily included: 1) Rmb 10.3 million for acquisition of property, machinery and equipment; and 2) Rmb 2.1 million for payment of land use rights.

     For 2003, our total capital expenditure was about Rmb 233.1 million, which primarily included: 1) Rmb 44.6 million for property, machinery and equipment; and 2) Rmb 188.5 million for other acquired intangible assets.

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

     Through the fiscal year ended December 31, 2002, we were principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily in house corded and cordless telephone sets under the trademark of ''Qiao Xing’’. According to the National Statistic Bureau of the China Technology Progress Information Centre, we were the largest in house telephone manufacturer by number of sales units in the PRC in 1999. For 2000, 2001 and 2002, we ranked as the second largest in house telephone manufacturer by number of sales units.

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

     As of December 31, 2002, we had made prepayments of Rmb 180,000,000 (US$21,700,000) to the sellers according to the payment terms prescribed in the agreements. The remaining consideration was payable as follows: Rmb 132,750,000 (US$16,072,000) within 6 months after the completion of shares transfers at the relevant government bureau of the PRC (“date of shares transfers”). We made the final payment of Rmb 132,750,000 on August 7, 2003.

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

     On December 31, 2002, we entered into an agreement with Central Grace Technologies Ltd., a non-affiliated BVI corporation (Central Grace), for our sale to Central Grace of our 100% interest in Qiao Xing Holdings Ltd. (QXHL), our intermediate holding company which held a 90% interest in Qiao Xing Telecommunication Industry Co. Ltd. (QXTI), our former principal operating subsidiary. On July 10 and 11, 2003, we entered into supplemental agreements with Central Grace to amend certain provisions of the original agreement.

     The amended material terms of the sale provide as follows:

•	The total consideration for the purchase was Rmb 210,000,000 (US$25,362,000), which was paid in full on July 16, 2003

•	Central Grace assumed all disclosed and undisclosed liabilities of QXHL except:

•	the current liabilities of QXTI due to us of Rmb 231,585,507 (US$27,969,000)

•	the current liabilities of QXHL due to us of Rmb 8,172,953 (US$987,000)

•	the current assets due from us of Rmb 113,543,063 (US$13,713,000)

•	We retained the ownership of the following Excluded Assets of QXHL, which have been formally re-registered in the name of subsidiaries of our subsidiary, QX Communication Holdings:

•	land use rights for 667,000 square meters of land at Ji Ma, Huizhou

•	the fixed line telephone sales and distribution network

•	the mobile phone business, which includes the GSM manufacturing, production and sales departments and the research and development department

•	the die cast moulds for the production of fixed line telephones and mobile phones

•	Central Grace executed a Share Mortgage Deed for our benefit to secure the repayment of our loan facility to Central Grace for the payment of the purchase price by Central Grace, which was cancelled upon full payment by Central Grace.

•	We entered into a license agreement with QXTI and the 10% holder of QXTI by which QXTI as licensor granted to us the exclusive and non-transferable use of its trademarks, patents applications and registered designs through December 2006 in exchange for nominal consideration.

•	We conveyed all rights to the technology and intellectual property for our wireless fixed telephone (wuxiangtong) technology to Central Grace, reserving all exclusive marketing and distribution rights.

     Through our QX Communication Holdings subsidiary, we will continue to conduct the business of the research and development, production, and distribution of mobile phones and the design and distribution of fixed line telephones, wireless telephones and fax machines.

Business Operations and Product Range

     We classify our products into two core business segments, namely mobile phones and indoor phones. In view of the fact that we operate principally in Mainland China, no geographical segment information is presented. Sales in the PRC market accounted for approximately 98% and 99% of our total revenues for the fiscal years ended December 31, 2002 and 2003, respectively.

	2001	2002	2003
Net sales:	Rmb’000	Rmb’000	Rmb’000
Mobile phones	—	341,629	1,688,397
Indoor phones	250,366	208,338	149,236
	250,366	549,967	1,837,633

     Currently, we are engaged through our Hui Zhou Qiao Xing Communication Industry Co., Ltd. subsidiary in manufacturing GSM mobile phones for CEC Telecom and developing and marketing wire and wireless telephones (indoor phones), especially telephones with special functions. We have ceased the manufacturing of indoor telephones. Instead, we subcontract our indoor telephone manufacturing orders to designated manufacturers.

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

     We launched the sale of the wuxiangtong and short message telephones in 2003. The wuxiangtong and short message telephones are special telephones with much higher margins than ordinary wire and wireless telephones.

     During 2003, we launched the new Little Smart phone, referred to in Chinese as “XiaoLingTong.” It is a China Personal Handyphone System (PHS) service that supplements and extends China Telecom’s and China Netcom’s fixed line network service in China. With Little Smart phones, users can communicate freely within the areas covered by fixed line networks via wireless connectivity. Because China Netcom and China Telecom subscribers can enjoy XiaoLingTong services for the cost of a fixed line call, it is a much welcomed communication service for the average income group within the cities and suburban areas of China. As of October 2003, we believe that there were more than 28 million users of XiaoLingTong in over 800 cities and towns within China. The Little Smart phone was jointly developed with UTStarcom (Nasdaq: UTSI).

     As of December 31, 2003, we were producing and selling more than 200 corded models and 36 cordless models, four models of fax machines, four models of wireless fixed phones, and eight models of short message telephones. Our subsidiary, QX Communication Industry, currently also designs, develops and manufactures GSM mobile phones for CEC Telecom. We have an extensive nationwide sales network that comprises more than 5,000 retail outlets in China.

     During 2004, we launched our ADSL modem. Asymmetric digital subscriber lines (ADSL) is a new modem technology that converts existing twisted-pair telephone lines into access paths for high speed Internet surfing. ADSL requires a special ADSL modem such as ours to function.

     We intend to enter the terminal core chip technology field of mobile communications to jointly develop GSM terminal core chips with an overseas mobile communications terminal technology research and development company.

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

     We have not received any material claims for defective products from customers for the three years ended December 31, 2003.

Sales and Marketing

     We currently have 40 independent regional distributors and after-sales service centers, including six wholesale agencies, serving our major customers in different provinces in the PRC. There is at least one representative assigned to each regional distributor to make frequent visits in order to understand the business operation and assist management. These regional distributors distribute our telecommunication products to a network of over 5,000 retail outlets. The purchase orders for telephones from these retail outlets are collected by the 40 regional distributors, who would then place consolidated purchase orders with us on their own accounts. The regional distributors are each responsible for the credit risk and settlement of their own customers. We give a settlement period of 30 days to 270 days to the distributors. The long credit period granted is comparable to the common business practice for household telephones.

     Our QX Communication subsidiary has established long-term strategic partnership relationships with many of China’s telecommunications operators, including China Telecom, China Netcom, China Railcom, China Mobile and China Unicom. These operators are launching various value added services such as SMS short messages, wireless fixed telephones (wuxiangtong), and ADSL. We have become a major supplier to these operators to provide them with numerous categories of value added service products across China. We are the dominant supplier for more than 20 provinces in China.

     We have established strategic relationships with leading distributors of telecommunications terminal products in Southeast Asia, the United States, Europe and the Middle East. These include Binatone, the British leader in this field, and Unisonic, a major supplier to Bell South.

     We periodically hold distributor fairs in order to attract and select potential distributors for our products at home and abroad.

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

     Our management believes that the provision of efficient after-sale service is an important factor in influencing consumers’ choices. We offer a one-year warranty on our telephones. During the warranty period, all repair and maintenance services are provided free of charge. After the warranty period, customers assume the cost of repair and the components used. After-sale services for our products are provided by the 400 regional distributors. We experience no significant warranty expenses due to low labor costs in China.

     We advertise through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets. In addition, the “Qiao Xing” brand name is also promoted through sponsorship of sports events.

     We spent approximately Rmb 42,784,000 (US$5,169,000) in 2003 for advertising and promotion. In 2003, we focused on selling short message phones and wireless fixed phones, which generate much higher margins than ordinary telephones. In addition to the established distribution network, we sell our products to China Telecommunication, mobile network operators or their subcontractors to promote our new products jointly. Backed up by all levels of government, these operators have dominant influence over consumers, which is very favorable for us to introduce new products into the market and capture market share swiftly. To strengthen our marketing team, we recruited 200 new associates in 2003, all of whom are university diploma holders with IT knowledge background. To date, over one-third of them have been retained and designated for marketing or sales.

Materials and Components

     We held a suppliers’ meeting in 2003, in which more than 100 mobile phone components suppliers bid for supplying us with materials and components for our GSM phones. Our management believes it a good way to select better suppliers and would contribute to the reduction of our manufacturing cost in the future.

Research and Development

     Our research and development (“R&D”) and engineering, technical and design functions are performed in the PRC through our own R&D, engineering, technical and design divisions and through appointed external technology development experts. As of December 31, 2003, we employed 200 staff in our R&D, engineering, technical and design divisions, who work closely with our sales and marketing executives to gauge the market demand in developing new products and new models of existing products. The R&D, engineering, technical and design divisions are currently monitoring more than 200 particular models of corded telephones, 36 particular models of cordless telephones, ten models of GSM cellular telephones, four models of wireless fixed phones (wuxiangtong), eight models of short message telephones, three Little Smart telephones, and two ADSL products.

     In 2003, we spent Rmb 4,414,000 (US$533,000) on research and development activities.

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

     We consider that our products do not compete directly with imported products with similar features, which are sold in the higher price range. We currently compete directly with domestic manufacturers in the PRC, namely TCL and Desai in Guangdong, which are currently the second and third sellers of telephones in the PRC, according to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau. However, TCL and Desai are now diversifying into home electric appliance manufacture, including televisions, air conditioners, computers, DVD sets and Hi-Fi systems, which will likely divert some of their resources from the telephone manufacturing business.

     We have partnered with UTStarcom, the industry leader in the area of Little Smart phones. Together with our extensive distribution network and outstanding brand recognition, we compete successfully with other manufacturers of Little Smart phones.

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

     CECT is equipped with the most advanced mobile phone research, development and production capability in China. Supported by R&D and technical centers (in-house or out-sourced with suppliers/subcontractors) at three locations in Huizhou, Shanghai and Beijing, with 200, 86 and 176 staff, respectively, it has mastered international advanced communication technology to develop different types of mobile phones such as GSM, CDMA, GPRS, PDA, and their value added services. Among these mobile phone production technologies, 2.5G and 3G of GSM and CDMA are up to international standards. CECT is currently engaged mainly in the R&D and production of 2.5G and 3G GSM and CDMA mobile phones, production of RF components, LCD moulds and other mobile phones with entertainment and service functions like GPS messages, finance and stock e-commerce systems, games and images download.

     CECT has been actively developing cooperation agreements and relationships with such global mobile telecommunications leaders as Qualcomm (Nasdaq: QCOM), Wavecomm (Nasdaq: WVCM), MiTAC, Skyworks (Nasdaq: SWKS), BenQ and AOL. Through cooperation agreements, CECT is able to utilize world-advanced technology to improve its own research and development efforts.

     In addition, CECT is striving to develop its own technology, utilizing “blue tooth” technology. Its “Blue Tooth” mobile phone has all of the functions of a Smart Phone. Also, when used in the proximity of a fixed line network, such as in the user’s residence or office, the calling or receiving signal can automatically be connected to the fixed line network via a wireless modem. This would allow the communication to be charged per the fixed line call basis, which could create substantial savings for the users and a higher utilization rate of the fixed line network for the telephone operators.

     At present, CECT has launched more than 45 types of GSM, GPRS, CDMA and GPS mobile phones, among which the color monitor, symphony with radio, MP3 and built-in camera are their key functions. Utilizing its R&D competitive edge, CECT has developed different product platforms according to different mobile phone systems. It has also positioned its products to different consumer markets such as specializing for business use, feminine style and masculine style, etc. There are four major product series: basic communication, fashionable style, functional based and high-end luxury.

     CECT has a production site at Cheung Ping Technology Park in Beijing covering 17,000 square meters. Another production site for CECT mobile phones at Huizhou of Guangdong came into operation in November 2003.

     CECT has established a distribution network throughout China with more than 240 wholesale outlets and more than 350 aftersales service centers in 31 provinces and municipalities.

     CECT also maintains strategic relations with more than ten national distributors and 50 provincial distributors. CECT partners with many national retailers who own appliance supermarkets across China, including Gome Appliance Company, the biggest appliance retailer in China.

     With its own research and development strength and cooperation with world industry leaders, CECT took the lead in introducing to the market functional and high-end mobile phones. One such mobile phone is the Smart Phone. CECT’s Smart Phone (CECT Mio 8380), installed with the Smart Phone 2002 operating system from Microsoft and with a built-in Intel 200M X-Scale CPU, has received the approval from China Mobile after passing the relevant software tests. The Smart Phone is jointly launched by CECT and MiTAC (http://mitac.mic.com.tw/), a reputable Taiwan computer manufacturer. The 2002 operating system has given this new generation of mobile phones a great variety of internet related functions and other applications. The Smart Phone is able to perform data interchange with computers in a swift manner, and its other functions include MMS, digital camera/video, MP3, games, MSN messaging and even movie viewing.

     CECT’s Mio 8380 represents the future of mobile phone development and marks the breakthrough in the technology of the mobile phone industry in China. It was collected and displayed by the China Telecommunication Museum on 10th June 2003.

     CECT has launched to the market a series of fashionable mobile phones to cater to specific consumer groups. The T520 model is specifically designed to target the “office lady” customer group and is equipped with a double color monitor, 40 chord polyphonic ring tones, and state-of-the-art technology. Its exterior is in the form of a water droplet, resembling a beetle. Its mirror function turns the monitor into a mirror, which can help its user maintain her most presentable appearance. The delicate exterior design and unique embedded characteristics reflect the awareness, self confidence and charisma of Chinese office ladies of modern times. In 2004, CECT’s T520 phone was recognized as the most popular female mobile phone.

     The T688 model is embedded with handwriting recognition technology, which is only available in mobile phones produced by brands such as Nokia and CECT. The T688 is less expensive than other comparable products and has been well received among the working and business population.

     In 2003, CECT branded mobiles were awarded as one of the ten “Outstanding Brand Name” home-made mobile phones in China.

The Common Stock Purchase Agreement for Equity Line of Credit Facility

     Effective September 14, 2001, we entered into a common stock purchase agreement with Brooke Bond International Inc., a British Virgin Islands corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement established what is sometimes termed an equity line of credit or an equity draw down facility.

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

     As of June 30, 2004, no registration statement for the shares has been filed or declared effective by the SEC. Therefore, we cannot currently exercise any rights under the equity line of credit facility.

C. ORGANIZATIONAL STRUCTURE AS OF JUNE 30, 2004.

D. PROPERTY, PLANTS AND EQUIPMENT.

     Our principal executive offices are located at Qiao Xing Industrial Zone, Xiao Jin Kou, Huizhou, Guangdong, PRC. Our production facilities are located in (i) a two-storied industrial building in Qiao Xing Industrial Zone, Huizhou City, Guangdong, PRC, and (ii) an industrial building in Chang Ping Beijing, PRC. In view of our production capacity and our current production plan, we plan to expand our Huizhou GSM mobile production lines from three to five in the second half of 2004.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi (“Rmb”). Translation of amounts for 2003 from Renminbi into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb 8.2767 on December 31, 2003.

A. OPERATING RESULTS.

Fiscal 2003 compared to Fiscal 2002

     (i) Net sales

     Analysis of our sales revenue by product category for fiscal year 2003 and 2002 is as follows:

	Year ended December 31
	2003		2002
	Rmb’000%		Rmb’000%
Mobile telephones	1,688,397	92	341,629	62
Indoor telephones	149,236	8	208,338	38
Total	1,837,633	100	549,967	100

     Net sales revenue increased by Rmb 1,288 million from Rmb 550 million for fiscal year 2002 to Rmb 1,838 million (US$222 million) for fiscal year 2003, representing an increase of 234%. It was mainly attributed to the additional revenue from mobile telephones sales during the year 2003 following the completion of the acquisition of CECT on February 8, 2003.

     In the fixed line indoor phone business segment, Chinese consumers prefer to use value added telephone products to replace ordinary telephones. Such value added products are more fashionable, have multiple functions and higher quality. In theory, all the in-door telephone consumers will eventually replace their ordinary telephones with such value added products. The market potential for value added telephones is anticipated to be very large. In response to this market change, we took steps in 2003 to upgrade our product line. Since it takes time to promote new products, the sales of such value added products in 2003 were less than that of the ordinary telephones sold in 2002. However, with the transition period now behind us, we are well poised in 2004 to take full advantage of the shift in consumer preference for higher value added telephone products.

     During the fiscal year 2002, sales of mobile telephones to CECT totaled Rmb342 million as the Group was one of the major suppliers of CECT at that time. Following the completion of the acquisition of CECT, whereby the Group effectively owns a 52% equity interest in CECT, CECT became a subsidiary and its results and operations are consolidated in the financial statements of the Company. Therefore, the sales of mobile telephones for the period from February 8, 2003 to December 31, 2003 represent sales to mobile telephones distributors and dealers who will then sell the products to the ultimate consumers.

     Actual sales of mobile telephones of Rmb 1,688 million for the fiscal year 2003 were slightly lower than originally anticipated at the beginning of the year because of the outbreak of SARS in Mainland China during 2003. The outbreak of SARS significantly affected the sales performance of the Group for a few months in 2003 because people were afraid of being infected by SARS in public places and spent less money purchasing mobile telephones, including the Group’s products. In the first few months after the completion of acquisition of CECT, the Group had spent substantial resources in developing a sales network throughout China, and had conducted research on new product development. Thereafter, upon the end of the SARS outbreak in China in June 2003, the Group resumed its advertising and promotion efforts and was able to catch up most of the anticipated sales volume in the second half of 2003, resulting in an overall satisfactory sales performance of mobile telephones during fiscal year 2003.

     In 2002, the revenue from the sale of mobile phones was Rmb 342 million, while the sale of mobile phones amounted to Rmb 1,688 million in 2003, representing an increase of Rmb 1,346 million. Net sales of indoor telephones were only Rmb 149 million, representing a decrease of Rmb 59 million.

     (ii) Gross Profit

     Analysis of our gross profit by product category for fiscal years 2003 and 2002 is as follows:

		Year ended December 31
	2003		2002
	Rmb’000%		Rmb’000%
Mobile telephones	240,003	94	45,538	209
Indoor telephones	14,569	6	(23,720)	(109)
Total	254,572	100	21,818	100

     Gross profit for fiscal year 2003 was Rmb 255 million (US$30.8 million), representing an increase of Rmb 233 million from Rmb 22 million in fiscal year 2002. The increase was mainly due to increased sales of mobile telephones which command a higher gross profit compared with indoor telephones. This also represents an overall increase in the average gross profit margin from 4.0% in 2002 to 13.9% in 2003. Gross profit margin of mobile phones in 2002 and 2003 was 13.4% and 14.2%, respectively, and was generally comparable. In 2002, the gross profit margin of the Group represented the gross profit earned on the manufacturing and sale of mobile phones to CECT, but in 2003, the gross profit margin represented the gross profit earned on the manufacturing and sale of mobile phones to mobile phone distributors and dealers. Since the mobile telephone market in China was very competitive with the presence of both local and overseas competitors, the Group was not able to sell its products at a very high price, resulting in maintaining a slight increase of 0.8% in gross profit margin in 2003.

     Nonetheless, the gross profit margin of indoor telephones generated a significant increase of 21.1% from a gross loss margin of 11.3% to a gross profit margin of 9.8%. The Group experienced keen competition in the indoor telephone market in China in 2002 that caused a reduction in our selling prices in order to maintain our market share. In 2003, the indoor telephone market was still competitive but the Group restructured its telephone operations and shifted its focus to research and development and distribution of value added products of higher quality, with a more fashionable look and multiple advanced functions, while containing the cost of its products. As such, the Group was able to sell its value added indoor telephones at a higher price to those customers looking for a better quality of telephones, resulting in a significant improvement in gross profit margin.

     (iii) Selling expenses

     Selling expenses increased by Rmb 85.15 million from Rmb 5.29 million for fiscal year 2002 to Rmb 90.44 million (US$10.93 million) for fiscal year 2003. The increase was predominantly attributable to:

     (a) the acquisition of CECT on February 8, 2003, which contributed to selling expenses of Rmb 81.53 million for fiscal year 2003 incurred by CECT, including advertising and promotion of Rmb 43.5 million, salaries of a sales team of 980 people with an aggregate amount of Rmb 12.3 million, as well as other selling expenses including transportation, travel and entertainment, samples and telecommunication expenses incurred by the sales representative offices;

     (b) an increase of advertising expenditures for certain new model indoor telephones.

     (iv) General and administrative expenses

     General and administrative expenses decreased by Rmb 14.1 million from Rmb 68.2 million in fiscal year 2002 to Rmb 54.1 million (US$6.5 million) in fiscal year 2003. This decrease was mainly attributable to:

     (a) decrease in allowance for doubtful receivables of about Rmb 34.2 million from Rmb 35.0 million in 2002 to Rmb 0.8 million in 2003.

     (b) disposal of business of QXTI, an ex-subsidiary, resulting in decrease of general and administrative expenses of about Rmb 8.6 million from Rmb 27.8 million (excluding allowance for doubtful receivables) in fiscal year 2002 to Rmb 19.2 million (excluding allowance for doubtful receivables) in fiscal year 2003. Before December 31, 2002, the Group was engaged in the manufacturing and selling of indoor telephones. Subsequently, the Group was engaged in trading of indoor telephones only. This results in reduction of headcounts and business activities of the indoor telephones segment in 2003.

     (c) this is partly offset by the acquisition of CECT which contributed to the substantial increase in general and administrative expenses of Rmb 28.3 million incurred by CECT during the period from February 8, 2003 (date of acquisition of CECT) to December 31, 2003;

     (v) Research and development

     Research and development increased by Rmb 3.96 million from Rmb 0.45 million for fiscal year 2002 to Rmb 4.41 million (US$0.53 million) for fiscal year 2003. The increase was predominantly attributable to the acquisition of CECT on February 8, 2003, which contributed to significant increase in research and development on new mobile phone models.

     (vi) In process research and development

     There was a write-off of in process research and development expenses of Rmb 33.6 million at the date of acquisition of CECT on February 8, 2003 in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”.

     (vii) Amortization of acquired intangible assets

     There was a substantial increase in the amortization of acquired intangible assets of Rmb 42.2 million in 2003, as a result of the acquisition of CECT on February 8, 2003 in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”.

     (viii) Stock-based compensation

     Stock-based compensation increased from nil in 2002 to Rmb 26.9 million in 2003.

     The Company has elected to follow APB No. 25 “Accounting for Stock Issued to Employees” to account for the incentive stock options granted to employees, under which the Group recognized no compensation expense in fiscal year 2002 since no employee options were granted at prices below the market price on the grant dates. Compensation expense of Rmb 26,929,000 (US$3.25 million) is recorded in fiscal year 2003 based on the excess of the quoted market price of the underlying stock of US$8.77 per share as of December 31, 2003 over the re-priced exercise price of US$5.50 per share.

     (ix) Interest expense

     Interest expenses for bank borrowings and shareholders’ loan increased slightly from Rmb 17.9 million in 2002 to Rmb 19.0 million (US$2.3 million) in 2003.

     Despite the reduction of bank borrowings to Rmb 40 million on December 31, 2002 following the disposal of QXTI, an ex-subsidiary, the Group’s short-term bank borrowings increased significantly during fiscal year 2003 mainly because of the increase in scale of operation of CECT during 2003. Moreover, CECT’s customers are mainly distributors and dealers in various provinces and cities which require the Group to provide extended credit terms, and are unwilling to pay pre-purchase deposits to CECT. Hence, the Group’s overall bank borrowings were increased to Rmb 439.5 million as of December 31, 2003 resulting in an interest expense of Rmb 19.0 million during fiscal year 2003.

     (x) Gain on sale of a subsidiary

     Gain on sale of a subsidiary of Rmb 79 million in 2002 represents the gain on sale of the one issued share of Qiao Xing Holdings Ltd. which took place on December 31, 2002. The background information of the transaction was as follows. On December 31, 2002, an agreement for sale of the one issued share of Qiao Xing Holdings Limited (QX Holdings) was entered into between us and Central Grace Technologies Limited (Central Grace), a corporation incorporated under the laws of the British Virgin Islands. The agreement was subsequently amended by the parties. The consideration for the purchase of the one issued share was Rmb 210,000,000, which was paid in full as of July 16, 2003.

     As a result of the transaction, a gain on sale of a subsidiary amounting to Rmb 79,050,000 was recognized for the year ended December 31, 2002.

     The determination of the gain on sale of a subsidiary is set out as follows:

	Rmb’000	US$’000
Consideration	210,000	25,362
Net assets sold	(125,070)	(15,105)
Minority interests sold	(5,880)	(710)
Gain on sale of a subsidiary	79,050	9,547

     Our management believes that we can benefit from focusing our business on research and development activities and market development of the mobile phone business segment, rather than the production of indoor phones. Second, the indoor phone manufacturing business is not as profitable as the mobile phone business. It was, therefore, sensible to sell off this part of our business and concentrate on the mobile phone business. However, we still continue to develop indoor phones with enhanced features with market potential. In that regard, the Group does not currently intend to manufacture its enhanced indoor phones, but will rely on third parties.

     There was no gain/loss on sale of subsidiary in fiscal year 2003.

     (xi) Other income, net

     Other income, net, increased by Rmb 7.6 million from Rmb 0.1 million for fiscal year 2002 to Rmb 7.7 million (US$0.9 million) for fiscal year 2003. The increase was predominantly attributable to the acquisition of CECT during fiscal year 2003 which provides quality assurance and technological advisory services for several mobile telephones manufacturers.

     (xii) Equity in earnings of affiliate

     The Group’s share in the net income of an affiliate increased by Rmb 6.8 million from nil for fiscal year 2002 to Rmb 6.8 million (US$0.8 million) for fiscal year 2003. The increase was due to the acquisition of CECT during fiscal year 2003. CECT held a 50% equity interest in an affiliate, CEC Mobile Co, Ltd. (“CECM”). The Group’s effective ownership was a 26% equity interest in CECM. CECM is a limited liability company established in Mainland China on January 10, 2002 and is engaged in the production and sale of CDMA mobile phones.

     (xi) Net Income (Loss) and Earnings (Loss) Per Share

     A net loss of Rmb 7.8 million (US$0.9 million) was recorded for fiscal year 2003, while net income of Rmb 16.5 million was recorded for fiscal year 2002. The difference of Rmb 24.3 million between fiscal years 2002 and 2003 was mainly due to the significant gain on sale of a subsidiary which amounted to Rmb 79 million in fiscal year 2002, partly offset by the following in fiscal year 2003:

(i)	increase in gross profit of Rmb 232.8 million and other income, net of Rmb 7.6 million;

(ii)	increase in selling expenses of Rmb 85.2 million;

(iii)	increase in in process research and development costs written off of Rmb 33.6 million;

(iv)	increase in amortization of acquired intangible assets of Rmb 42.2 million; and

(v)	increase in stock-based compensation expense of Rmb 26.9 million

     Based on a weighted average of 15.4 million shares outstanding in 2003, the Group reported a loss per share of Rmb 0.50 (US$0.06), compared to net income per share of Rmb 1.12 on 14.7 million weighted-average shares outstanding in 2002. The higher number of weighted average number of outstanding shares is the result of additional shares issued in June and July 2003 in connection with the exercise of warrants by certain warrant holders and external consultants.

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

     (ii)accounts receivable

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

     (viii) Reversal of overaccrual of prior years’ income taxes

Reversal of overaccrual of prior years’ income taxes consists of:

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

B. LIQUIDITY AND CAPITAL RESOURCES.

     During fiscal year 2003, we were principally engaged in (i) the sales of telecommunication equipment, including cord and cordless indoor telephone sets, in Mainland China; and (ii) production and sales of mobile phones and accessories in Mainland China. We did not declare or pay dividends in fiscal year 2003.

     In summary, about Rmb 307 million (US$37.1 million) was used in operating activities, about Rmb 204 million (US$24.6 million) was provided by investing activities and about Rmb 216 million (US$26.1 million) was provided by financing activities during the year ended December 31, 2003. Consequently, cash and cash equivalents increased by Rmb 111.5 million (US$13.5 million) from Rmb 10.9 million (US$1.3 million) at the beginning to Rmb 122.5 million (US$14.8 million) at the end of year 2003.

     (i) Cash flows from operating activities

     There was a net operating cash outflow of Rmb 307 million (US$37.1 million) despite the net loss of only Rmb 7.7 million (US$0.9 million) for the fiscal year 2003. This was mainly attributable to an increase in operating assets and decrease in operating liabilities from fiscal year 2002 to fiscal year 2003, consisting primarily of an increase in accounts receivable and prepaid expenses of Rmb 221 million and Rmb 159 million, respectively, as well as a decrease in customer deposits of Rmb 294 million following the acquisition of CECT. Toward the end of 2003, the Group expanded its mobile phone distribution network in most major cities and provinces in Mainland China, mainly through a provincial distribution network. These distributors do not pay advance deposits for products prior to their being manufactured and shipped. CECT also granted credit terms ranging from 90 days to 180 days to its customers. Before CECT was acquired by the Group, its customers were mainly national distribution agents who were willing to make deposits to CECT to purchase the mobile telephones. Towards the end of 2003, with our emphasis on provincial distribution agents to whom sales are usually on credit, there was a significant decrease in customer deposits in CECT. Usually, CECT had to make prepayments to vendors for product research, development and design of components and accessories. The increase in prepayments to vendors subsequent to the acquisition of CECT on February 8, 2003 to December 31, 2003 was related to the preparation for the significant increase in the scale of the Group’s business in 2004.

     The operating cash outflow was then partly offset by the following:

     (a) decrease in inventories of Rmb 172 million, since the Group had performed advertising and promotion efforts to sell several old models of mobile phones in the first half of 2003; and

     (b) non-cash expenses, including amortization and depreciation of Rmb 55 million, write-off of in process research and development costs of Rmb 34 million and compensation costs for stock options and warrants issued of Rmb 27 million.

     (ii) Cash flows from investing activities

     Net cash inflow from investing activities amounted to Rmb 204 million (US$24.6 million) during the year ended December 31, 2003. This was mainly due to the net cash inflow of Rmb 210 million from the sale of QXTI, an ex-subsidiary, and a net cash inflow of Rmb 39 million following the acquisition of CECT. The net cash inflow was then partly offset by the acquisition of property, machinery and equipment of Rmb 45 million.

     (iii) Cash flows from financing activities

     Net cash inflow from financing activities amounted to Rmb 216 million (US$26.1 million) for the year ended December 31, 2003. It was mainly attributed to the addition of short-term borrowings during the year and an increase in pledged bank deposits of Rmb 44 million for securing more bank borrowings. As of December 31, 2003, our consolidated working capital was Rmb 299 million (US$36.1 million) as compared to Rmb 267 million (US$32.2 million) as of December 31, 2002.

     Historically, we have financed our operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 5% and 28% of our total assets as of December 31, 2002 and December 31, 2003, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit.

     As of December 31, 2003, the Group had banking facilities of approximately Rmb 609,969,000 (US$73,697,000) for loans and trade financing, of which Rmb 439,472,000 (US$53,097,000) were used as of that date.

Contractual Obligations and Commitments

     The Group has operating lease agreements for office premises, which extend through November 2006. Lease expense for the years ended December 31, 2001, 2002 and 2003 was approximately Rmb 1,304,000, Rmb 1,422,000 and Rmb 4,116,000, respectively. Future minimum lease payments as of December 31, 2003 under agreements classified as operating leases with non-cancelable terms amounted to approximately Rmb 3,856,000 (US$466,000) within one year, and approximately Rmb 10,259,000 (US$1,240,000) within two to five years.

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

     Upon the existence of one or more of the above indicators of impairment, we test such assets for a potential impairment. The carrying value of such assets is considered impaired when the anticipated cash flows are less than the asset’s carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

     Goodwill. We adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. We completed our annual goodwill impairment test during the year ended December 31, 2003 and determined that no adjustment to the carrying value of goodwill was required.

     Identifiable Intangible Assets. We adopted SFAS No. 141, “Business Combinations”. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill.

     With the adoption of SFAS No. 142, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives.

     We adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whereby intangible assets with finite useful lives are required to be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value. We completed our annual identifiable intangible assets impairment test during the year ended December 31, 2003 and determined that no adjustment to the carrying value of identifiable intangible assets was required.

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

     Income Taxes. We account for income taxes under the provision of SFAS No. 109 “Accounting for Income Taxes”. Income tax liabilities are assessed based on the relevant tax rate applicable at the time we prepare consolidated financial statements for each financial period. On this basis, our subsidiary, QXTI, provided for the enterprise income tax in Mainland China using a 24% state income tax rate for the years 1999 and 2000, as the tax holiday it was entitled to had not been confirmed by the relevant tax bureau in Mainland China. In 2002, QXTI obtained a confirmation from the relevant tax bureau on its entitlement to the tax holiday under which the state income tax rates are 15% for 1999 and 10% for 2000 and 2001. We then applied these adjusted tax rates to assess the income tax position for 1999 and 2000, as a result, the excess tax provision for 1999 and 2000 of Rmb 18,868,000 in total has been reversed in 2001.

     Convertible Debentures. We accounted for convertible debentures issued during the year ended December 31, 2000 in accordance with Accounting Principles Board Opinion No. 14: “Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants,” Emerging Issues Task Force Issue (“EITF”) Issue No. 98-5: “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27: “Application of EITF Issue No. 98-5 to Certain Convertible Debentures.”

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

     In connection with the conversion which took place during the years ended December 31, 2000 and 2001, the relevant portion of unamortized debt issuance cost amounted to approximately Rmb 8,053,000 and Rmb 7,124,000, respectively, and unamortized discounts of convertible debentures amounted to approximately Rmb 6,335,000 and Rmb 5,580,000, respectively, were recognized as interest expense.

Critical Accounting Policies: Adoption of New Accounting Policies

     (i) In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”. SFAS No. 147 provides interpretive guidance on the accounting for all acquisitions of financial institutions, except transactions between two or more mutual enterprises. Restatement of previously issued financial statements will be required. Those transition provisions are effective as of October 1, 2002; however, early application is permitted. The Group does not anticipate that the adoption of SFAS No. 147 will have any effect on its consolidated financial statements.

     (ii) In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002.

     (iii) In December 2002, the FASB issued SFAS No. 148: “Accounting for Stock-Based Compensation-Transition and Disclosure-and Amendment of FASB Statement No.123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002. The adoption of SFAS No. 148 is not expected to have a material impact on the Group’s consolidated financial statements.

     (iv) In January 2003, the FASB issued Interpretation No. 46: “Consolidation of Variable Interest Entities (an interpretation of ARB No. 51) (“FIN46”).” FIN46 addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities. The Group is required to implement the other provisions of FIN46 in 2003. The adoption of FIN46 is not expected to have a material impact on the Group’s consolidated financial statements.

     (v) In April 2003, the FASB issued SFAS No.149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No.149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No.149 should be applied prospectively. The adoption of SFAS 149 is not expected to have a material impact on the Group’s consolidated financial statements.

     (vi) In May 2003, the FASB issued SFAS No.150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No.150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No.150 is not expected to have a material impact on the Group’s consolidated financial statements.

     (vii) In May 2003, the Emerging Issues Task Force (“EITF”) finalized EITF 00-21 “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 does not have a significant impact on the Group’s financial statements.

     (viii) In December 2003, the FASB issued SFAS No. 132 (Revised) “Employer’s Disclosure About Pensions and Other Postretirement Benefits”. SFAS No. 132 (Revised) retains disclosure requirements in original SFAS 132 and requires additional disclosures relating to assets, obligations, cash flows and net periodic benefit cost. SFAS No. 132 (Revised) is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. The Group currently does not have any broad-based pension or postretirement benefit plans which require disclosure. Accordingly, the adoption of SFAS No. 132 (Revised) does not have a significant impact on the Group’s financial statements.

     (ix) In July and December 2003, the EITF published EITF Issue 03-9 “Interaction of Paragraphs 11 and 12 of FASB Statement No. 142 Regarding Determination of the Useful Life and Amortization of an Intangible Asset” (“EITF 03-9”). EITF 03-9 provides guidance in determining whether or not an intangible asset has an indefinite useful life and, if not, the appropriate useful life for the intangible asset. The Group has applied the provisions of EITF 03-9 in accounting for the acquisition of CECT in 2003.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

Year ended December 31, 2003	Rmb 4,414,000
Year ended December 31, 2002	Rmb 451,000
Year ended December 31, 2001	Rmb 3,516,000

D. TREND INFORMATION.

Sales

     In the mobile phone business segment, CEC Telecom Co. Ltd. (“CECT”), an operating subsidiary of ours, has been launching more new products to capture a larger market share of the domestic, as well as international, mobile phone market. CECT anticipates significantly higher sales revenue as a result of the successful penetration of the new products into those markets.

     It has signed a contract with Beijing Jia Sheng Rui Tong (JSRT) appointing JSRT as the chief distributor of CECT’s new T688 model mobile phones in China. According to the agreement, JSRT is to underwrite the sale of 500,000 sets of T688 models within a five-month period.

     With our strong in-house R&D capability and the cooperation with other top domestic and overseas players in the industry, we are bringing to the market, on average, one new model a month. We believe this could help us boost our sales revenue and also secure a larger market share of the mobile phone market in China.

     In addition, CECT’s strength in R+D and production has drawn attention from outside China. We are now discussing producing mobile phones for some foreign clients and the anticipated mobile phone orders would also contribute to our sales growth in the subsequent years.

     In the indoor phone business segment, our focus in fiscal year 2004 is R+D and the launching of more satisfactory value added products to satisfy the continuously improving consumption levels of Chinese people. We are confident that these relatively high-end phone products can continue to achieve significant growth in fiscal year 2004.

     The new products launched in 2004 include the following:

1.	The Personal Handyphone System (PHS) products;

2.	The self-developed ADSL products;

3.	Fax machine sales will increase; and

4.	WuXianTong (Wireless Fixed Telephone) products, which are becoming very popular in the market.

     In addition, during fiscal year 2004, we continued to seek partnership relationships with international telecommunication terminal distributors, including Binatone, Unisonic(supplier of BellSouth), and Wal-Mart. We are convinced that the export of indoor telephones, especially 2.4 G coded telephones, will contribute considerable share to our sales growth of indoor telephones.

Gross Profit

     Our total gross profit margin percentage in fiscal year 2003 was approximately 13.9%. We achieved a gross profit margin of approximately 14.2% and 9.8% for sales of our mobile phone products and indoor phone products in 2003, respectively. On this basis, we anticipate that with the increase in sales revenue, there will be corresponding growth in gross profit in both the mobile phone and the indoor phone business segments.

Production

     Our total production capacity has increased substantially after the acquisition of CECT. CECT has a production base in Beijing with a production capacity of 1.2 million sets of mobile phones. In 2003, we added an additional two production lines for CECT in the factory of Qiao Xing Science Industrial Park at Huizhou, with annual production capacity of 1 million sets of mobile phones. We plan to add three production line in CECT HuiZhou production base, thus increasing the capacity there to 2.4M. In addition, our subsidiary, Qiao Xing Communication Industry Co., Ltd. (QXCI), also manufactures GSM mobiles for CECT. In the event that our production cannot meet the market demand, we will apply OEM to guarantee supplying CECT brand mobile phones for our clients.

Prices

     There is keen price competition in the market of our products, especially for basic models, which are regarded as commodities because of the lack of difference between brands. However, through continuous upgrade of our products, we expect to be able to maintain our sales price in 2004 at a level comparable to that in 2003 in both the mobile phone and the indoor phone business segments.

Inventory

     We forecast that our inventory value will increase in step with the increase in the scale of our business in 2004 in both the mobile phone and the indoor phone business segments. Because of their short product life cycle, we do not want to keep huge volume of mobile phones as inventories as they will become obsolete within a short time. On the other hand, we need to maintain a certain level of inventories to meet customers’ demand of our products. We believe that our existing inventory level in relation to the scale of our business is optimal and we will continue to apply the existing strategy to plan our inventory level in 2004.

E. OFF-BALANCE SHEET ARRANGEMENTS.

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

Capital commitment for purchase of property, machinery and equipment

     As of the December 31, 2003 balance sheet, we had the following known contractual obligations:

     Future minimum lease payments under a capital lease are as follows:

	2003
	Rmb’000	US$’000
Payable during the following periods
- 2004	1,909	231
- 2005	1,909	231
- 2006	1,909	231
- 2007	954	114
Total minimum lease payments	6,681	807
Less: Amount representing future interest	(1,395)	(169)

Present value of minimum lease payments	5,286	638
Less: Current portion	(1,510)	(182)
Non-current portion	3,776	456

Operating lease commitments

     We have operating lease agreements for office premises, which extends through November 2006. At December 31, 2003, our future minimum lease payments required under non-cancelable operating leases with terms in excess of one year are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,
2004	3,856	466
2005	4,667	564
2006	2,919	353
2007	2,673	323

Total	14,115	1,706

     Lease expenses for the years ended December 31, 2001, 2002 and 2003 were approximately Rmb 1,304,000, Rmb 1,422,000 and Rmb 4,116,000 respectively.

Other commitments

     Other commitments not provided for in the consolidated financial statements were analyzed as follows:

	2003
	Rmb’000	US$’000
Authorized and contracted for - Research and development	3,104	375

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT.

     Our senior management and directors are as follows:

Name	Age	Position
Rui Lin Wu	52	Chairman and Chief Executive Officer
Zhi Yang Wu	31	Vice Chairman and Secretary
Shi Jie	36	Executive Director
Albert Leung	47	Chief Financial Officer
Ze Yun Mu	38	Non-Executive Director
Zhu Ming	36	Non-Executive Director

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

     Mr. Albert Leung serves as our chief financial officer since his appointment in December 2003. Mr. Leung received a Higher Diploma in Accountancy from Hong Kong Polytechnic in 1980 and a Diploma in Advanced Commercial Studies from L’Ecole des Hautes Etudes Commerciales in France in 1984. He is a registered member of the Hong Kong Society of Accountants since 1988 and the Association of Chartered Certified Accountants, Great Britain, since 1986. Prior to joining us in December 2003, Mr. Leung served as chief financial officer of Yantai Dahua Holdings Company Limited (YDHCF.OB) from February 2003 until December 2003. From March 2001 until February 2003, he served as a consultant with AB Management Consulting Company, Hong Kong, providing accounting services, tax compliance and finance for small and medium enterprises in Hong Kong. From November 1999 to October 2000, Mr. Leung served as regional financial controller in Singapore for Euro RSCG Asia Pacific. From December 1998 to April 1999, he served as property manager (cost control) for The Hong Kong Jockey Club. Mr. Leung devotes his full working time to our affairs.

     Mr. Ze Yun Mu serves as a non-executive director since September 15, 2003. Mr. Mu currently serves as the external affairs director since 1998 for Huizhou Wei Guo Machinery Factory and served as a technician for them from 1990 to 1998.

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

B. COMPENSATION.

     The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2003 on an accrual basis, for services in all capacities, was Rmb 2,515,464 (US$304,000). During the fiscal year ended December 31, 2003, we contributed an aggregate amount of Rmb 9,632 (US$1,164) toward the pension plans of our directors and executive officers.

     We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chief executive officer at an annual salary of Rmb 1,266,840 (US$153,000). Mr. Wu’s remuneration package includes benefits with respect to a motor car.

C. BOARD PRACTICES.

     Each of our current directors was elected at our last annual meeting of shareholders held December 3, 2003 to serve a one-year term or until their successor is elected and qualified.

     There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

     Our board of directors has established an audit committee, which currently consists of Rui Lin Wu, Ze Yun Mu and Zhu Ming. Its functions are to:

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

D. EMPLOYEES.

     As of December 31, 2003 and giving effect to the staff of CECT, our majority owned subsidiary, we had a total of 834 full time employees, of which 10 are key management staff, 236 are engaged in sales and marketing, 104 are engaged in finance and administration, 238 are engaged in production and 246 are engaged in research and development. None of our employees is represented by a labor union and we believe that our employees’ relations are good.

E. SHARE OWNERSHIP.

     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of June 30, 2004 by:

•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	by each of our current executive officers and directors; and

•	by all current directors and executive officers as a group.

     As of June 30, 2004, we had 16,637,918 shares of our common stock issued and outstanding.

     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially		Owned
Wu Holdings Limited	6,819,000	(1)	41.0
Rui Lin Wu	7,119,000	(1)	42.8
Zhi Yang Wu	250,000		1.5
Shi Jie	0		0
Albert Leung	0		0
Ze Yun Mu	0		0
Zhu Ming	0		0
All directors and executive officers as a group (6)	7,369,000		44.3

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.

The 1999 Stock Compensation Plan

     Effective June 16, 1999, we adopted and approved the 1999 Stock Compensation Plan. The purpose of the plan is to:

•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.

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

     As of June 30, 2004, all 2,000,000 options had been exercised and no options to purchase shares of our common stock under the Plan remained outstanding.

Other Options and Warrants Outstanding

     As of June 30, 2004, the following additional options and warrants to purchase shares of our common stock were outstanding:

•	warrants to purchase an aggregate of 660,000 shares of common stock at $20.7625 per share at any time until December 31, 2004 which we granted to two accredited investors and the placement agents in January 2000 in connection with a common stock and warrants purchase agreement

•	warrants to purchase an aggregate of 340,800 shares of common stock at $8.49 per share at any time until May 26, 2005 which we granted to two accredited investors and the placement agents in June 2000 in connection with a convertible debenture and warrants purchase agreement

•	warrants to purchase 80,000 shares of common stock at $7.00 per share at any time through March 1, 2005 which we granted to a former public relations consultant in March 2002

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

     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.

B. RELATED PARTY TRANSACTIONS.

Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	The major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li
Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li
Non-executive independent director
Mr. Ming Zhu	(appointed on January 2, 2003)
Non-executive independent director
Mr. Ze Yun Mu	(appointed on September 15, 2003)
Mr. Jie Shi	Director (appointed on January 2, 2003)
Mr. Zhong Ai Li	Director (resigned on January 2, 2003)
Mr. Guo Liang Zhang	Director (resigned on January 2, 2003)
Ms. Liu Rong Yang	Director (resigned on September 15, 2003)
Mr. Zhi Fang Zhang	Director (resigned on January 2, 2003)
Mr. Zi Shu Huang	Director (resigned on January 2, 2003)
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Jia Xing Electronic Supplies Company Limited	Common director
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder
Qiao Xing Properties Limited	Common director
Rui Xing Electronic Development Company Limited	Common director
Shanghai Sunplus Communication Technology Company Limited	Common director
Dalian Yu Tian Ocean Biochemistry Technology Company Limited	Common director
Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A company 5% owned by QXGL
Shenzhen Tianna I/E Trade Company Limited	A company 90% owned by QXGL
CEC Wireless R&D Limited (“CECW”)	CECT and CECW have common owners
Beijing China Electronics Changsheng Investment Management Company Limited	Minority owner of CECT is a shareholder

China Electronics Beijing Real Estate Management Co., Ltd.	Minority owner of CECT is a shareholder
China Electronics Corp.	Minority owner of CECT
China National Electronics Import & Export Corporation	Minority owner of CECT is a shareholder
Goldcellcom Co., Ltd	Minority owner of CECT is a shareholder
Wuhan Zhongyuan Electronics Group Co., Ltd.	Minority owner of CECT is a shareholder

Summary of related party transactions is as follows:

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	US$’000
Operating lease rentals charged by
- China Electronics Corp	—	—	2,049	248
- QXGL	—	—	34	4
Property management fees paid and payable to China Electronics Beijing Real Estate Management Co., Ltd	—	—	788	95
Recovery of general and administrative expenses (at cost) in respect of factory and office premises subleased to			—	—
- Jia Xing Electronic Supplies Company Limited	139	—	—	—
- Qiao Xing Properties Limited	1,776	—	—	—
- Rui Xing Electronic Development Company Limited	915	—	—	—
Interest income from CEFCL	—	—	1,851	224
Rental income from
- QXGL	—	327	—	—
- CECM	—	—	1,103	133
Commission paid and payable to CECW	—	28,200	5,181	626
Purchases from
- Jia Xing Electronic Supplies Company Limited	13,436	—	—	—
- Qiao Xing Properties Limited	20,471	10,061	34	4
- Rui Xing Electronic Development Company Limited	8,033	9,214	—	—
- Shanghai Sunplus Communication Technology Company Limited	—	—	24,366	2,944
- Shenzhen Tianna I/E Trade Company Limited	—	—	13,005	1,571
Sales to
- CECT *	—	344,458	26,821	3,241
- CECM	—	—	238,857	28,859
- Calilee	—	—	611,281	73,856
- Goldcellcom Co., Ltd	—	—	7,980	964

*	Sales to CECT after February 8, 2003 have been eliminated on the consolidated statement of operations for 2003.

Summary of related party balances is as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Due from
- Exquisite Jewel Limited	6	6	1
- China National Electronics Import & Export Corporation	—	1	—
- China Electronics Beijing Real Estate Management Co., Ltd	—	4	—
- Wuhan Zhongyuan Electronics Group Co., Ltd		120	15
- CEFCL	—	7,030	849
- Mr. Zhi Yang Wu	216	—	—
- Mr. Zhi Jian Wu Li	160	—	—
- QXGL	100	—	—
- Wu Holdings Limited	24	24	3
	506	7,185	868

Due to
- CECT	22,195	—	—
- Beijing China Electronics Changsheng Investment Management Company Limited	—	3,532	427
- China Electronics Corp	—	969	117
- Goldcellcom Co., Limited	—	40	5
- Dalian Yu Tian Ocean Biochemistry Technology Company Limited	—	10,000	1,208
- Mr Rui Lin Wu	5,897	471	57
- Mr. Zhi Zhong Wu	166	—	10
- Mr. Jie Shi	—	83	1
- Mr. Ming Zhu	—	3	—
- Mr. Ze Yun Mu	—	1	—
- Mr. Guo Liang Zhang	146	146	18
- Ms. Liu Rong Yang	10	11	1
- Ms. Zhi Fang Zhang	10	10	1
- Mr. Zi Shu Huang	10	10	1
- Mr. Zhong Ai Li	218	218	26
	28,652	15,494	1,872

Accounts receivable from
- CECM	—	32,225	3,893
- Calilee	—	40,556	4,900
	—	72,781	8,793
Vendor deposits for the purchase of mobile phones
- Shanghai Sunplus Communication Technology Company Limited	—	256,856	31,034
- Shenzhen Tianna I/E Trade Company Limited	—	51,179	6,183
	—	308,035	37,217

Included in accrued liabilities as of December 31, 2003 was a commission payable of Nil (2002 : Rmb 11,331,000) to CECW.

Except for the balances with the shareholders (Note 23), all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

Loans from shareholders were unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders, and were non-interest bearing. The lenders have agreed not to make demand on the Group for repayment before January 1, 2005.

The rental agreements in Mainland China were entered into by Mr. Rui Lin Wu, a director, and QXGL on behalf of Qiao Xing Telecommunication Industry Company Limited during the year ended December 31, 2001.

As of December 31, 2002, the Group’s bank deposit of approximately Rmb 2,483,000 and land use rights of net book value of Rmb 47,635,000 were pledged to secure the banking facilities of an ex-subsidiary, QXTI. The pledges were released in 2003.

During the year ended December 31, 2002, QXTI provided corporate guarantees to the banking facilities of CECT to the extent of Rmb 50,000,000. The guarantees were released in 2003.

During the year ended December 31, 2003, QXGL and China Electronics Corp. provided corporate guarantees to the Group’s banking facilities to the extent of Rmb 320,000,000 and Rmb 50,000,000 respectively.

C. INTERESTS OF EXPERTS AND COUNSEL.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     The Consolidated Financial Statements are filed in this annual report as Item 18.

     Export sales do not constitute a significant portion of our total sales volume.

     There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar procedures and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. We are not aware of any governmental proceedings pending or known to be contemplated.

     We have no direct business operations, other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we, as a holding company, decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

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

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

     Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol “XING.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock since its listing on The Nasdaq National Market on February 16, 1999 as reported by Nasdaq:

Period	High	Low
Year ended December 31, 1999	$51.00	$2.75
Year ended December 31, 2000	$52.31	$3.38
Year ended December 31, 2001	$6.63	$1.79
Year ended December 31, 2002	$5.58	$0.77
Year ended December 31, 2003	$14.33	$1.90
Quarter ended March 31, 2002	$5.58	$3.72
Quarter ended June 30, 2002	$4.85	$3.36
Quarter ended September 30, 2002	$2.59	$1.22
Quarter ended December 31, 2002	$3.71	$0.77
Quarter ended March 31, 2003	$3.39	$1.90
Quarter ended June 30, 2003	$13.03	$2.19
Quarter ended September 30, 2003	$14.33	$6.00
Quarter ended December 31, 2003	$10.97	$8.04
Quarter ended March 31, 2004	$14.98	$9.55
Quarter ended June 30, 2004*	$11.91	$7.88
Month ended December 31, 2003	$10.79	$8.51
Month ended January 31, 2004	$14.98	$9.55
Month ended February 29, 2004	$13.16	$11.50
Month ended March 31, 2004	$13.10	$10.04
Month ended April 30, 2004	$11.91	$7.88
Month ended May 31, 2004	$9.64	$8.03
Month ended June 30, 2004*	$11.33	$9.16

*	Through June 29, 2004

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

     Applicable Law. Under the laws of most jurisdictions in the US, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. BVI law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in US jurisdictions.

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

E. TAXATION.

     The following is a summary of anticipated material U.S. federal income and British Virgin Islands tax consequences of an investment in our common stock. The summary does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-British Virgin Islands tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of an investment in the common stock. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

United States Federal Income Taxation

     The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

•	a court within the United States is able to exercise primary supervision over its administration; and

•	one or more United States persons have the authority to control all of its substantial decisions.

     In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our common stock, which we refer to as a “10% Shareholder”. Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our common stock.

     A U.S. investor receiving a distribution of our common stock will be required to include such distribution in gross income as a taxable dividend, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Any distributions in excess of our earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital, to the extent of the U.S. investor’s adjusted tax basis in our common stock, and then as gain from the sale or exchange of a capital asset, provided that our common stock constitutes a capital asset in the hands of the U.S. investor. U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on our common stock.

     Gain or loss on the sale or exchange of our common stock will be treated as capital gain or loss if our common stock is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our common stock for more than one year at the time of the sale or exchange.

     A holder of common stock may be subject to “backup withholding” at the rate of 31% with respect to dividends paid on our common stock if the dividends are paid by a paying agent, broker or other intermediary in the United States or by a U.S. broker or certain United States-related brokers to the holder outside the United States. In addition, the proceeds of the sale, exchange or redemption of common stock may be subject to backup withholding, if such proceeds are paid by a paying agent, broker or other intermediary in the United States.

     Backup withholding may be avoided by the holder of common stock if such holder:

•	is a corporation or comes within other exempt categories; or

•	provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with the backup withholding rules.

     In addition, holders of common stock who are not U.S. persons are generally exempt from backup withholding, although they may be required to comply with certification and identification procedures in order to prove their exemption.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that amount withheld is claimed as federal taxes withheld on the holder’s U.S. federal income tax return relating to the year in which the backup withholding occurred. A holder who is not otherwise required to file a U.S. income tax return must generally file a claim for refund or, in the case of non-U.S. holders, an income tax return in order to claim refunds of withheld amounts.

British Virgin Islands Taxation

     Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common stock who is not a resident of BVI is exempt from BVI income tax on dividends paid with respect to the common stock and all holders of common stock are not liable for BVI income tax on gains realized during that year on sale or disposal of such shares; BVI does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

     There are no capital gains, gift or inheritance taxes levied by BVI on companies incorporated under the International Business Companies Act. In addition, the common stock is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

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

     As of December 31, 2003, our aggregate bank borrowings, at various fixed interest rates, amounted to Rmb 439,472,000 (US$53,100,000). Due to the stable interest rate in the PRC, we do not believe that material risk on interest rates exists.

     As of December 31, 2003, about 99% of our products were sold in Mainland China and the great majority of our sales income are denominated in Rmb. Our major expenses are also denominated in Rmb. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     We carried out an evaluation, under the supervision and with the participation of our chairman and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of our fiscal year. Based on this evaluation, which will be used as input for further improvement actions, they concluded that our disclosure controls and procedures are effective in timely alerting them to material information about Qiao Xing Universal Telephone, Inc. and its consolidated subsidiaries.

     There have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that we currently do not have at least one audit committee financial expert serving on our audit committee. We intend to identify and retain an audit committee financial expert no later than July 31, 2005.

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to all of our employees, including our chief executive officer and our chief financial officer.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $153,086 for the fiscal year ended December 31, 2002 and $300,000 for the fiscal year ended December 31, 2003.

(b) Audit — Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were $0 for the fiscal year ended December 31, 2002 and $0 for the fiscal year ended December 31, 2003.

(c) Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $0 for the fiscal year ended December 31, 2002 and $0 for the fiscal year ended December 31, 2003.

(d) All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item, were $0 for the fiscal year ended December 31, 2002 and $0 for the fiscal year ended December 31, 2003.

(e) Audit Committee Pre-Approval Policies and Procedures.

     To ensure continuing auditor objectivity and to safeguard the independence of our auditors, our audit committee has determined a framework for the type and authorization of non-audit services which our auditors may provide. The audit committee has adopted policies for the pre-approval of specific services that may be provided by our auditors. The dual objectives of these policies are to ensure that we benefit in a cost effective manner from the cumulative knowledge and experience of our auditors, while also ensuring that the auditors maintain the necessary degree of independence and objectivity.

     Our audit committee approved the engagement of Grobstein, Horwath and Company to render audit and non-audit services before they were engaged by us.

     All of the services described in each of paragraphs (b) through (d) of this Item were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

(f). Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors
Qiao Xing Universal Telephone, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Telephone, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Universal Telephone, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

GROBSTEIN, HORWATH & COMPANY LLP

Sherman Oaks, California
June 18, 2004

THE FOLLOWING REPORT IS A COPY OF A PREVIOUSLY ISSUED REPORT BY ARTHUR ANDERSEN LLP (“ANDERSEN”). THE REPORT HAS NOT BEEN REISSUED BY ANDERSEN NOR HAS ANDERSEN CONSENTED TO ITS INCLUSION IN THIS ANNUAL REPORT ON FORM 20-F. THE ANDERSEN REPORT REFERS TO THE CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2000 AND 2001 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS), CASH FLOWS AND CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000 WHICH ARE NO LONGER INCLUDED IN THE ACCOMPANYING FINANCIAL STATEMENTS. SUBSEQUENT TO THE DATE OF THIS REPORT, THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2002 AND 2003 AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS, OF CASH FLOWS, AND OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003 WERE AUDITED BY OTHER INDEPENDENT ACCOUNTANTS WHOSE REPORT APPEARS ON THE PRECEDING PAGE.

Arthur Andersen & Co

21st Floor Edinburgh Tower
The Landmark
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	15 Queen’s Road Central
Hong Kong

To the Shareholders and Board of Directors of Qiao Xing Universal Telephone, Inc.:

We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Telephone, Inc. (a company incorporated in the British Virgin Islands; “the Company”) and its subsidiaries (“the Group”) as of December 31, 2000 and 2001, and the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity for the years ended December 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ Arthur Andersen & Co
ARTHUR ANDERSEN & CO
Certified Public Accountants
Hong Kong
Hong Kong, June 28, 2002

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003

	Note	2002	2003
		Rmb’000	Rmb’000	US$’000
				(Note 4)
ASSETS
Current assets:
Cash and cash equivalents		10,948	122,466	14,796
Pledged bank deposits	32 & 33	12,483	85,189	10,293
Bills receivable		—	19,836	2,397
Accounts receivable, net	5	33	254,951	30,803
Inventories	6	249	149,287	18,037
Prepaid expenses	7	49,793	387,224	46,785
Other current assets	8	295	7,905	955
Receivable from sale of a subsidiary	9	282,377	—	—
Taxation receivable	26	—	10,310	1,246
Due from related parties	33	506	7,185	868

Total current assets		356,684	1,044,353	126,180
Property, machinery and equipment, net	11	5,112	98,305	11,877
Construction-in-progress	12	—	1,184	143
Land use rights, net	13	189,405	187,111	22,607
Other non-current assets	14	191,507	—	—
Investment at equity	15	—	37,214	4,496
Investment at cost	16	—	14,965	1,808
Goodwill	17	—	72,088	8,710
Other acquired intangible assets, net	18	—	112,741	13,621

Total assets		742,708	1,567,961	189,442

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	19 & 32	40,000	439,472	53,097
Accounts payable		1,372	177,373	21,430
Other payables	20	733	14,630	1,768
Accrued liabilities	21 & 33	13,890	20,069	2,425
Customer deposits		—	77,220	9,330
Capital lease obligations, current portion	22	—	1,510	182
Due to related parties	33	28,652	15,494	1,872
Taxation payable	26	5,264	—	—

Total current liabilities		89,911	745,768	90,104
Capital lease obligations, non-current portion	22	—	3,776	456
Shareholders’ loans	23	8,163	8,163	986

Total liabilities		98,074	757,707	91,546

Minority interests		87,054	232,833	28,131

Shareholders’ equity:
Common stock, par value Rmb0.008 (equivalent of US$0.001); authorized - 50,000,000 shares; outstanding and fully paid - 15,282,400 shares as of December 31, 2002 and 15,537,718 shares as of December 31, 2003	24	127	129	16
Additional paid-in capital		337,931	366,246	44,250
Retained earnings		219,572	211,842	25,595
Cumulative translation adjustments		(50)	(796)	(96)

Total shareholders’ equity		557,580	577,421	69,765

Total liabilities, minority interests and shareholders’ equity		742,708	1,567,961	189,442

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Note	2001	2002	2003
		Rmb’000	Rmb’000	Rmb’000	US$’000
					(Note 4)
Net sales	33	250,366	549,967	1,837,633		222,025
Cost of goods sold	33	(212,229)	(528,149)	(1,583,061)		(191,267)

Gross profit		38,137	21,818	254,572		30,758
Operating expenses:
Selling expenses		(6,172)	(5,286)	(90,440)		(10,927)
General and administrative expenses	33	(40,598)	(68,233)	(54,120)		(6,539)
Research and development		(3,516)	(451)	(4,414)		(533)
In process research and development	18	—	—	(33,579)		(4,057)
Amortization of acquired intangible assets	18	—	—	(42,192)		(5,098)
Stock-based compensation	25.b(i)	—	—	(26,929)		(3,254)
Impairment loss on
- Land use rights		(5,004)	—	—		—
- Property, machinery and equipment		(8,722)	—	—		—

(Loss) Income from operations		(25,875)	(52,152)	2,898		350
Interest income	33	2,000	1,070	3,045		368
Exchange loss, net		(104)	—	—		—
Interest expense:
- Amortization of debt issuance costs	3.l.	(8,234)	—	—		—
- Amortization of discount on convertible debentures	3.l.	(6,469)	—	—		—
- Other loan		(8,404)	(17,867)	(18,985)		(2,294)
Gain on sale of a subsidiary	10	—	79,050	—		—
Other (expenses) income, net		(187)	124	7,738		935

(Loss) Income before income tax		(47,273)	10,225	(5,304)		(641)
Reversal of prior years accrual of income tax	26	25,687	—	—		—

(Loss) Income before minority interests		(21,586)	10,225	(5,304)		(641)
Minority interests		164	6,248	(9,228)		(1,115)
Equity in earnings of an affiliate	15	—	—	6,802		822

Net (Loss) Income		(21,422)	16,473	(7,730)		(934)

Other comprehensive income (loss)- translation adjustments		70	(61)	(746)		(90)

Comprehensive (loss) income		(21,352)	16,412	(8,476)		(1,024)

(Loss) Income per common share
- Basic	28	Rmb (1.67)	Rmb 1.12	Rmb (0.50)	US$	(0.06)

- Diluted	28	Rmb (1.67)	Rmb 0.95	Rmb (0.50)	US$	(0.06)

Weighted average number of shares outstanding
- Basic	28	12,838,000	14,685,000	15,420,000		15,420,000

- Diluted	28	12,838,000	17,390,000	15,420,000		15,420,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	US$’000
				(Note 4)
Cash flows from operating activities:
Net (loss) income	(21,422)	16,473	(7,730)	(934)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities -
Depreciation of property, machinery and equipment	16,942	13,243	8,995	1,087
Amortization of land use rights	4,978	5,008	4,094	495
Amortization of other acquired intangible assets	—	—	42,192	5,098
Impairment loss on
- Land use rights	5,004	—	—	—
- Property, machinery and equipment	8,722	—	—	—
In process research and development	—	—	33,579	4,057
Net loss on disposal of property, machinery and equipment	105	2,660	195	24
Amortization of debt issuance costs	8,234	—	—	—
Amortization of discount on convertible debentures	6,469	—	—	—
Stock-based compensation	—	—	26,929	3,254
Interest expense on shareholders’ loans	478	478	478	58
Gain on sale of a subsidiary	—	(79,050)	—	—
Minority interests	(164)	(6,248)	9,228	1,115
Equity in earnings of an affiliate	—	—	(6,802)	(822)
Decrease (Increase) in operating assets -
Accounts receivable	27,811	(26,023)	(220,694)	(26,665)
Bills receivable	—	—	(2,431)	(294)
Inventories	238	17,023	172,156	20,800
Prepaid expenses	8,471	(60,156)	(158,525)	(19,153)
Other current assets	(6,167)	(63,205)	35	4
Deferred income tax assets	(6,819)	9,787	—	—
Taxation receivable	—	—	55,695	6,729
Due from related parties	8,232	3,338	3,922	474
(Decrease) Increase in operating liabilities -
Accounts payable	(3,938)	(1,334)	62,436	7,544
Other payables	(9,548)	66,314	(2,293)	(277)
Accrued liabilities	1,335	11,335	(5,491)	(664)
Customer deposits	—	—	(294,143)	(35,539)
Taxation payable	(22,472)	13,754	(5,264)	(636)
Due to related parties	—	20,406	(23,965)	(2,896)

Net cash provided by (used in) operating activities	26,489	(56,197)	(307,404)	(37,141)

Cash flows from investing activities:
Acquisitions of property, machinery and equipment	(2,145)	(10,335)	(44,599)	(5,389)
(Increase) Decrease in non-current assets	—	(944)	944	114
Net cash (outflow) inflow from acquisition of subsidiaries (Note 31.d)	—	(180,000)	38,369	4,636
Net cash (outflow) inflow from sale of a subsidiary (Note 31.c)	—	(6,927)	210,000	25,372
(Additions) Decrease of construction-in-progress	(7,981)	576	(1,184)	(143)
Payment of land use rights	(4,878)	(2,140)	—	—
Proceeds from disposal of property, machinery and equipment	190	1,628	—	—
(Increase) Decrease in due from related parties	(56,300)	56,300	—	—
(Increase) Decrease in deposits for purchase of property, machinery and equipment	(4,031)	5,672	—	—

Net cash (used in) provided by investing activities	(75,145)	(136,170)	203,530	24,590

Cash flows from financing activities:
Increase in pledged bank deposits	(1,492)	(161,657)	(44,207)	(5,341)
New short-term borrowings	218,260	585,967	720,791	87,086
Repayment of short-term borrowings	(198,713)	(325,550)	(461,319)	(55,737)
Contribution from minority shareholder	—	67,000	1,274	154
New long-term borrowings	—	30,000	—	—
New advances from related parties	4,797	—	—	—
Repayment of capital lease obligation	—	—	(1,311)	(158)
Net proceeds from exercise of options and warrants	—	—	910	110

Net cash provided by financing activities	22,852	195,760	216,138	26,114

Effect of translation adjustments	(70)	(61)	(746)	(90)

Net (decrease) increase in cash and cash equivalents	(25,874)	3,332	111,518	13,473
Cash and cash equivalents, beginning of year	33,490	7,616	10,948	1,323

Cash and cash equivalents, end of year	7,616	10,948	122,466	14,796

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

							Accumulated other
							comprehensive
							income (loss) –
		Common stock					cumulative
				Additional paid-in			translation
	Note	Number of shares	Amount	capital	Dedicated reserves	Retained earnings	adjustments
		’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Balance as of December 31, 2000		12,138	100	280,126	10,541	213,980	81
Issue of stock purchase warrants to investors and external consultants	25	—	—	458	—	—	—
Conversion of convertible debentures	24	2,144	18	43,157	—	—	—
Net loss		—	—	—	—	(21,422)	—
Shareholders’ contribution	23	—	—	478	—	—	—
Translation adjustments		—	—	—	—	—	(70)

Balance as of December 31, 2001		14,282	118	324,219	10,541	192,558	11
Issue of shares to external consultants	24	1,000	9	13,234	—	—	—
Net income		—	—	—	—	16,473	—
Shareholders’ contribution	23	—	—	478	—	—	—
Transfer from dedicated reserves to retained earnings	27	—	—	—	(10,541)	10,541	—
Translation adjustments		—	—	—	—	—	(61)

Balance as of December 31, 2002		15,282	127	337,931	—	219,572	(50)
Issue of shares to warrant/option holders	24	256	2	908	—	—	—
Recognition of compensation expense	25	—	—	26,929	—	—	—
Net loss		—	—	—	—	(7,730)	—
Shareholders’ contribution	23	—	—	478	—	—	—
Translation adjustments		—	—	—	—	—	(746)

Balance as of December 31, 2003		15,538	129	366,246	—	211,842	(796)

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

Qiao Xing Universal Telephone, Inc. (“the Company”) was incorporated in the British Virgin Islands on December 6, 1994. Its shares became listed on the Nasdaq National Market in February 1999.

The Company and its subsidiaries (“the Group”) are principally engaged in (i) the sale of telecommunication terminals and equipment, including cord and cordless telephone sets, in Mainland China; and (ii) production and sale of mobile phones and accessories in Mainland China.

During 2002, the Group entered into the following sale and purchase agreements (the “Agreements”) for the acquisition of an aggregate equity interest of 65% in CEC Telecom Co., Ltd. (“CECT”) for an aggregate consideration of Rmb312,750,000. CECT is a limited liability company established in Mainland China and is principally engaged in the production and sale of mobile phones and accessories in Mainland China (“the Acquisitions”).

Pursuant to an Agreement dated May 23, 2002, Qiao Xing Mobile Communication Company Limited (“QXMCCL”), a subsidiary of the Company acquired a 25% equity interest in CECT from Tianjin Taida Company Limited for cash consideration of Rmb108,750,000. Pursuant to an Agreement and a supplementary Agreement, both dated May 23, 2002, QXMCCL acquired a 40% equity interest in CECT from China Electronics Corporations (“CEC”) and other group companies of CEC for cash consideration of Rmb204,000,000. All Agreements are governed by, and construed in accordance with, the Mainland Chinese law.

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

In addition, substantially all of the Group’s revenue is denominated in Renminbi (“Rmb”) which must be converted into other currencies before remittance outside Mainland China. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require the approval of the Mainland Chinese government.

1.	ORGANIZATION AND NATURE OF OPERATIONS (Cont’d)

Concentration of credit risk

The Group performs ongoing credit evaluations of each customer’s financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s expectations. Total accounts receivable as of December 31, 2002 was minimal following the Group’s sale of a subsidiary. As of December 31, 2003, the Group’s five largest accounts receivable accounted for approximately 64% of the Group’s total accounts receivable.

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

Operating risk

The Group conducts its manufacturing and sales operations through joint ventures established between the Group and certain Mainland Chinese government state-owned enterprises. Any deterioration of these strategic relationships may have an adverse effect on the operations of the Group.

2.	SUBSIDIARIES AND EQUITY JOINT VENTURES

Details of the Company’s subsidiaries and equity joint ventures as of December 31, 2003 were as follows:

		Percentage of equity
	Place of	interest attributable
Name	incorporation	to the Group			Principal activities
		2002	2003
Hui Zhou Qiao Xing Communication Industry Limited (“QXCIL”)	Mainland China	90%	90 Note i	%	Manufacturing of GSM mobile phones and sales of indoor phones

Hui Zhou Qiao Xing Property Limited (“QXPL”)	Mainland China	90%	90%		Property holding
			Note ii

Qiao Xing Mobile Communication Company Limited	British Virgin Islands	80%	80%		Investment holding
(“QXMCCL”)			Note iii

Qiao Xing Communication Holdings Limited	British Virgin Islands	100%	100%		Investment holding
			Note iv

CEC Telecom Co., Ltd. (“CECT”)	Mainland China	—	52 Note v	%	Production and sales of mobile phones and accessories

Beijing Jinxin Hengtong Technology Company Limited (“BJHTCL”)	Mainland China	—	46.8 Note vi	%	Production of mobile phones and accessories

Beijing Zhongdian Songda Consumer Communications Products Service Company Limited (“BJZDSD”)	Mainland China	—	52 Note vii	%	Provision of mobile phone repair and maintenance services

Notes -

i.	Hui Zhou Qiao Xing Communication Industry Limited is an equity joint venture established in Mainland China on December 2, 2002 between the Group and Qiao Xing Group Limited, a company beneficially owned by Mr. Rui Lin Wu, to be operated for a term of 15 years until December 1, 2017. Its registered capital is Rmb10,629,000 which was fully paid up on March 28, 2003.

ii.	Hui Zhou Qiao Xing Property Limited is an equity joint venture established in Mainland China on December 17, 2002 between the Group and Qiao Xing Group Limited, a company beneficially owned by Mr. Rui Lin Wu, to be operated for a term of 15 years until December 16, 2017. Its registered capital is Rmb2,125,800 which was fully paid up on March 28, 2003.

iii.	Qiao Xing Mobile Communication Company Limited was incorporated in the British Virgin Islands on January 31, 2002 between the Group and Galbo Enterprises Ltd., an independent third party. Its authorized capital is US$50,000, of which US$10,000 has been issued and paid up on August 28, 2002.

iv.	Qiao Xing Communication Holdings Limited was incorporated in the British Virgin Islands on May 21, 2002. Its authorized capital is US$50,000, of which US$1 has been issued and paid up by June 8, 2002.

2.	SUBSIDIARIES (Cont’d)

v.	CEC Telecom Co., Ltd. was established in Mainland China on May 22, 2000 for a term of 30 years until May 21, 2030. The Group’s interest in CECT is held through QXMCCL which in turn holds 65% of the issued capital of CECT. The remaining 35% issued capital of CECT is held by China Electronics Corporation and Tianjin Taida Company Limited, both of which are Mainland Chinese government state-owned enterprises. CECT’s registered capital is Rmb300,000,000 which was fully paid up on May 18, 2000.

vi.	Beijing Jinxin Hengtong Technology Company Limited was established in Mainland China on February 26, 2001 to be operated for a term of 30 years until February 25, 2031. The Group’s interest in BJHTCL is held through CECT which in turn holds 90% of the issued capital of BJHTCL. BJHTCL’s registered capital is Rmb1,000,000 which was fully paid up. During the year ended December 31, 2003, BJHTCL became dormant.

vii.	Beijing Zhongdian Songda Consumer Communications Products Services Company Limited was established in Mainland China on June 4, 2001 to be operated for a term of 10 years until June 3, 2011. The Group’s interest in BJZDSD is held through CECT which in turn holds 100% of the issued capital of BJZDSD. BJZDSD’s registered capital is Rmb2,000,000 which was fully paid up. BJZDSD was de-registered in 2003.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of consolidation

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

A subsidiary is a company, including the equity joint ventures, in which the Company holds, directly or indirectly, more than a 50% equity interest, as a long-term investment and over which it can exercise control, as defined under U.S. GAAP.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

c.	Investment at equity

The Group’s investment in an affiliate for which its ownership exceeds 20%, but which are not majority-owned or controlled by the Group, is accounted for using the equity method of accounting. Under the equity method, the Group’s proportionate share of the affiliate’s net income or loss is included in the consolidated statements of operations, while the Group’s proportionate share of the affiliate’s capital transactions is accounted for as changes in owners’ equity.

d.	Investment at cost

Investments in which the Group does not have control or significant influence are carried at cost less impairment for decline in value that are deemed other than temporary. Income from investments is accounted for to the extent of dividends received and receivable.

e.	Goodwill

Goodwill represents the cost of an acquired company in excess of the fair market value of the individual net tangible assets at the date of acquisition. The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

The Group completed its annual goodwill impairment test during the year ended December 31, 2003 and determined that no adjustment to the carrying value of goodwill was required.

f.	Other acquired intangible assets

Other acquired intangible assets are required to be determined separately from goodwill based on the assets’ fair value. The Group adopted SFAS No. 141, “Business Combinations”. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill.

With the adoption of SFAS No. 142, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives.

The Group adopted SFAS No. 144 which requires that intangible assets with finite useful lives be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f.	Other acquired intangible assets (Cont’d )

The Group completed its annual other acquired intangible assets impairment test during the year ended December 31, 2003 and determined that no adjustment to the carrying value of other acquired intangible assets was required.

g.	Inventories

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

When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs.

h.	Property, machinery and equipment and construction-in-progress

Property, machinery and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Gains or losses on disposals are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets after taking into account the asset’s estimated residual value. Leasehold improvements are amortized over the lease term if shorter than the assets’ useful life. The estimated useful lives are as follows: leasehold improvements – 5 years (over the lease term), buildings – 8 to 30 years, machinery and equipment – 5 to 12 years, furniture and office equipment – 5 to 10 years, and motor vehicles – 5 to 8 years.

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

i.	Land use rights

Land use rights are stated at the amount of the prepayment less accumulated amortization. Land use rights expense is recognized ratably over the lease term of 48 to 51 years.

j.	Sales recognition

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

k.	Advertising costs

Costs incurred for producing and communicating advertising are generally charged to expense when incurred.

l.	Debt issuance costs and borrowing costs

Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the lives of the related debt. All other borrowing costs are recognized as an expense in the period in which they are incurred, except to the extent that they are attributable to the acquisition, construction or production of an asset that necessarily involves a substantial period of time before the asset is ready for its intended use or sale, in which case the borrowing costs are capitalized as part of the costs of the asset.

m.	Research and development expenditures

Research and development expenditures are charged to expenses as incurred.

n.	Income taxes

The Group accounts for income taxes under the provisions of SFAS No. 109: “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred income taxes are provided using the liability method and are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or that future deductibility is uncertain.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

o.	Leases

Capital leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets are transferred to the Group. Property, machinery and equipment held under capital leases are initially recorded at the present value of the minimum payments at the inception of the leases, with equivalent liabilities categorized as appropriate under current or non-current liabilities. Interest expense, which represents the difference between the minimum payments at the inception of the capital leases and the corresponding fair value of the assets acquired, is allocated to accounting periods over the period of the leases to produce a constant rate of charge on the outstanding balance.

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on a straight-line basis over the period of the relevant leases.

p.	Segment information

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

q.	Foreign currency translation

The Company’s functional currency is the United States dollar (US$) as a majority of its financing and cash is denominated in US$. All other companies within the Group consider Renminbi (“Rmb”) to be their functional currency as most of their business activities are based in Renminbi. Aggregate (loss) gain from foreign currency transactions are included in the consolidated statements of operations and amounted to approximately Rmb (104,000), nil and nil for the years ended December 31, 2001, 2002 and 2003, respectively.

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

r.	Comprehensive income

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

s.	Earnings (loss) per common share

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

t.	Stock-based compensation

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

u.	Financial instruments

The Group accounts for financial instruments under the provisions of SFAS No. 133: “Accounting for Derivative Instruments and Hedging Activities”, which requires that all derivative financial instruments be recognized in the financial statements and maintained at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS 133 did not have a material impact on the Group’s financial position or its results of operations because the Group does not purchase or sell any derivative financial instruments, and does not have any contracts with an embedded derivative.

The carrying amounts for cash and bank deposits, pledged bank deposits, accounts receivable, short-term borrowings, accounts payable, other payables and accrued liabilities approximate their fair values because of the short maturity of those instruments.

The carrying amounts and fair values of the Group’s financial instruments at December 31, 2002 and 2003 are as follows:

	Carrying amount			Fair value
	2002	2003		2002	2003
	Rmb’000	Rmb’000	US$’000	Rmb’000	Rmb’000	US$’000
Cash and cash equivalents	10,948	122,466	14,796	10,948	122,466	14,796
Pledged bank deposits	12,483	85,189	10,293	12,483	85,189	10,293
Bills receivable	—	19,836	2,397	—	19,836	2,397
Accounts receivable, net	33	254,951	30,803	33	254,951	30,803
Short-term borrowings	40,000	439,472	53,097	40,000	439,472	53,097
Accounts payable	1,372	177,373	21,430	1,372	177,373	21,430
Other payables	733	14,630	1,768	733	14,630	1,768
Accrued liabilities	13,890	20,069	2,425	13,890	20,069	2,425
Customer deposits	—	77,220	9,330	—	77,220	9,330

v.	Cash and cash equivalents

Cash and cash equivalents include cash on hand, amount on deposits with banks and all highly liquid investments with maturity dates of three months or less at the time of acquisition.

w.	Recently issued accounting standards

(i) In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”. SFAS No. 147 provides interpretive guidance on the accounting for all acquisitions of financial institutions, except transactions between two or more mutual enterprises. Restatement of previously issued financial statements will be required. Those transition provisions are effective as of October 1, 2002; however, early application is permitted. The Group does not anticipate that the adoption of SFAS No. 147 will have any effect on its consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

w.	Recently issued accounting standards (Cont’d )

(ii) In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on the Group’s consolidated financial statements.

(iii) In December 2002, the FASB issued SFAS No. 148: “Accounting for Stock-Based Compensation-Transition and Disclosure-and Amendment of FASB Statement No.123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Group adopted the disclosure provisions of SFAS No. 148 effective December 31, 2002. The adoption of SFAS No. 148 is not expected to have a material impact on the Group’s consolidated financial statements.

(iv) In January 2003, the FASB issued Interpretation No. 46: “Consolidation of Variable Interest Entities (an interpretation of ARB No. 51) as revised in December 2003 (“FIN46R”). FIN46R addresses consolidation by business enterprises of certain variable interest entities, commonly referred to as special purpose entities. The adoption of FIN46 is not expected to have a material impact on the Group’s consolidated financial statements.

(v) In April 2003, the FASB issued SFAS No.149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No.149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133 “Accounting for Derivative Instruments and Hedging Activities”. It is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of SFAS No.149 should be applied prospectively. The adoption of SFAS 149 is not expected to have a material impact on the Group’s consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

w.	Recently issued accounting standards (Cont’d )

(vi) In May 2003, the FASB issued SFAS No.150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS No.150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS No.150 is not expected to have a material impact on the Group’s consolidated financial statements.

(vii) In May 2003, the Emerging Issues Task Force (“EITF”) finalized EITF 00-21 “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the accounting for multiple element revenue arrangements, which involve more than one deliverable or unit of accounting in circumstances where the delivery of those units takes place in different accounting periods. EITF 00-21 requires disclosures of the accounting policy for revenue recognition of multiple element revenue arrangements and the nature and description of such arrangements. The accounting and reporting requirements are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 does not have a significant impact on the Group’s financial statements.

(viii) In December 2003, the FASB issued SFAS No. 132 (Revised) “Employer’s Disclosure About Pensions and Other Postretirement Benefits”. SFAS No. 132 (Revised) retains disclosure requirements in original SFAS 132 and requires additional disclosures relating to assets, obligations, cash flows and net periodic benefit cost. SFAS No. 132 (Revised) is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. The Group currently does not have any broad-based pension or postretirement benefit plans which require disclosure. Accordingly, the adoption of SFAS No. 132 (Revised) does not have a significant impact on the Group’s financial statements.

(ix) In July and December 2003, the EITF published EITF Issue 03-9 “Interaction of Paragraphs 11 and 12 of FASB Statement No. 142 Regarding Determination of the Useful Life and Amortization of an Intangible Asset” (“EITF 03-9”). EITF 03-9 provides guidance in determining whether or not an intangible asset has an indefinite useful life and, if not, the appropriate useful life for the intangible asset. The Group has applied the provisions of EITF 03-9 in accounting for the acquisition of CECT in 2003 (Note 18).

4.	CONVENIENCE TRANSLATION

Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 31, 2003 of US$1.00 = Rmb8.2767. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

5.	ACCOUNTS RECEIVABLE

Accounts receivable consists of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Trade receivables
- related parties (Note 33)	—	72,781	8,793
- third parties	33	182,942	22,103

	33	255,723	30,896
Less: Allowance for doubtful accounts	—	(772)	(93)

Accounts receivable, net	33	254,951	30,803

Changes in the allowance for doubtful accounts were as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Beginning of year	31,084	—	—
Increase in allowance for doubtful accounts	34,997	772	93
Reduction in allowance for doubtful accounts arising from sale of a subsidiary (Note 10)	(66,081)	—	—

End of year	—	772	93

6.	INVENTORIES

Inventories consist of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Raw materials	148	35,187	4,251
Finished goods	101	114,100	13,786

	249	149,287	18,037

7.	PREPAID EXPENSES

Prepaid expenses consist of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Vendor deposits for the purchase of mobile phones
- related parties (Note 33)	—	308,035	37,217
- third parties	44,660	69,494	8,397

	44,660	377,529	45,614
Prepaid design fees	4,590	9,612	1,161
Other	543	83	10

	49,793	387,224	46,785

8.	OTHER CURRENT ASSETS

Other current assets consist of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Advances to staff	—	3,836	463
Advances to others	—	1,200	145
Rental and utility deposits	—	395	48
Deposits for purchase of property, machinery and equipment	—	822	100
Other	295	1,652	199

	295	7,905	955

9.	RECEIVABLE FROM SALE OF A SUBSIDIARY

Receivable from sale of a subsidiary consist of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Consideration receivable from Central Grace	210,000	—	—
Advances to Qiao Xing Telecommunication Industry Company Limited (“QXTI”)	72,377	—	—

	282,377	—	—

The consideration receivable from sale of a subsidiary was settled between March 20, 2003 and July 16, 2003 (Note 10).

The advances to QXTI, an ex-subsidiary, were collected in 2003.

10.	SALE OF A SUBSIDIARY

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

Settlement Date	Rmb’000
March 20, 2003	11,470
June 5, 2003	52,000	*
July 11, 2003	31,435
July 11, 2003	44,661
July 12, 2003	10,434
July 16, 2003	60,000

	210,000

*	The amount was offset with a payable to QXTI of the same amount pursuant to an agreement dated June 5, 2003.

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

As of December 31, 2002, the condensed historical balances of QXHL’s assets and liabilities that were sold consist of:

Rmb’000
Total current assets	592,305
Property, plant and equipment	171,292
Land use rights	29,086
Total current liabilities	(637,613)
Long term borrowings	(30,000)
Minority interests	5,880

130,950

10.	SALE OF A SUBSIDIARY (Cont’d)

Certain assets of QXHL were excluded from the sale transaction. Excluded assets were certain land use rights, fixed line telephone sales network, mobile telephone business including but not limited to the research and development and manufacturing facilities, and die cast moulds. The excluded assets were retained by the Group. The Group would continue to engage in the sale of indoor phones as a core business segment of its ongoing operations, but intends to outsource the manufacturing of indoor phones. Therefore the sale of a subsidiary has not been accounted for as a discontinued operation.

As a result of the sale transaction, a gain on disposal of RMB79,050,000 was recognized for the year ended December 31, 2002. The calculation of the gain on sale of a subsidiary is set out as follows:

Rmb’000
Consideration	210,000
Net book value of assets sold and liabilities assumed	(125,070)
Minority interests sold	(5,880)

Gain on sale of a subsidiary	79,050

11.	PROPERTY, MACHINERY AND EQUIPMENT

Property, machinery and equipment consists of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Buildings	—	39,110	4,725
Leasehold improvements	145	6,728	813
Machinery, equipment and software	24,264	72,506	8,760
Furniture and office equipment	709	7,309	883
Motor vehicles	123	3,936	476

	25,241	129,589	15,657
Less: Accumulated depreciation and amortization	(11,407)	(22,562)	(2,726)
Less: Accumulated impairment losses	(8,722)	(8,722)	(1,054)

Property, machinery and equipment, net	5,112	98,305	11,877

Machinery, equipment and software with cost of Rmb7,551,000 (US$912,000) and accumulated depreciation and amortization of Rmb1,384,000(US$167,000) as of December 31, 2003 were held under capital lease obligations.

12.	CONSTRUCTION-IN-PROGRESS

Construction-in-progress represents leasehold land, construction costs for factory and staff quarters and machinery pending installation.

	2002	2003
	Rmb’000	Rmb’000	US$’000
Construction costs for factory and staff quarters	—	1,184	143

The capitalization of interest during the construction period of eight months is not considered material to the consolidated financial statements.

13.	LAND USE RIGHTS, NET

Land use rights consist of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Land use rights	203,047	204,847	24,750
Less: Accumulated amortization	(8,638)	(12,732)	(1,538)
Less: Accumulated impairment losses	(5,004)	(5,004)	(605)

Land use rights, net	189,405	187,111	22,607

Private ownership of land is not allowed in Mainland China. Rather, entities acquire the right to use land for a designated term. As of December 31, 2002 and 2003, the land use rights consisted of certain parcels of land located in Mainland China with a net book value of approximately Rmb136,826,000 and Rmb 133,900,000, respectively, held under land use rights ranging from 42 to 47 years and expiring in June 2042, July 2048, August 2049 and March 2050.

In addition, as of December 31, 2002 and 2003, the Group also recorded land use rights with a net book value of approximately Rmb 52,579,000 and Rmb 53,211,000, respectively, in respect of certain parcels of land which the Group has not yet obtained the land use right certificates. The Group has obtained a legal opinion from its Mainland Chinese lawyer that it is virtually assured of success in obtaining the land use right certificates for the remaining portion of land of Rmb 51,444,000 with no current land use right certificates.

13.	LAND USE RIGHTS, NET (Cont’d)

Land use rights with a net book value of approximately Rmb136,826,000 and Rmb 133,900,000 as of December 31, 2002 and 2003 respectively were still vested with QXTI, the Group’s ex-subsidiary. The ownership of these recorded land use rights were transferred from QXTI to the Group in January 2004.

Land use rights with a net book value of Rmb 47,635,000 and Rmb 89,191,000 as of December 31, 2002 were pledged as collateral for certain short-term borrowings of the ex-subsidiary (Notes 31 and 33) and the unsettled consideration of the Group’s equity interest in CECT, respectively. These pledges were released during 2003.

14.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Deposits paid for equity interests in CECT	180,000	—	—
Fair value of shares issued to an external consultant (Note 24)	13,243	—	—
Excess of cash received over share of net assets of a minority shareholder of QXMCCL	(2,680)	—	—
Other	944	—	—

	191,507	—	—

During the year ended December 31, 2002, the minority shareholder of Qiao Xing Mobile Communication Company Limited (“QXMCCL”) paid Rmb 67 million for a 20% equity interest in QXMCCL. The consideration was paid by the minority shareholder of QXMCCL directly to the sellers of CECT as part of the deposits paid by the Group. The amount of Rmb 67 million received in excess of the minority shareholder’s share of net assets of QXMCCL is credited against the deposits paid for the equity interests in CECT as of December 31, 2002.

15.	INVESTMENT AT EQUITY

	2002	2003
	Rmb’000	Rmb’000	US$’000
Share of net assets as of February 8, 2003	—	30,412	3,674
Share of profit of an affiliate	—	6,802	822

	—	37,214	4,496

15.	INVESTMENT AT EQUITY (Cont’d)

CEC Mobile Co, Ltd. (“CECM”) is a limited liability company established in Mainland China to engage in the production and sale of mobile phones and accessories. The Group’s 26% equity interest in CECM is held through CECT, which in turn holds 50% of the issued share capital of CECM. CECM’s registered capital of Rmb48,000,000 has been fully paid up.

The results of operations of CECM for the period from February 8, 2003 to December 31, 2003 is accounted for in the consolidated statement of operations using the equity method.

Summarized condensed financial information of CECM as of December 31, 2003 and for the period from February 8, 2003 (date of acquisition of CECT) to December 31, 2003 is as follows:

	2003
	Rmb’000	US$’000
	(Unaudited)	(Unaudited)
Current assets	149,167	18,023
Non-current assets	1,494	181

Total assets	150,661	18,204

Current liabilities	76,233	9,212
Capital and reserves	74,428	8,992

Total liabilities and equity	150,661	18,204

Net sales	270,546	32,688
Cost of sales	(243,403)	(29,408)

Gross profit	27,143	3,280
Operating expenses	(12,910)	(1,560)

Income from operations	14,233	1,720
Other expenses	(629)	(76)

Net income	13,604	1,644

The Group’s equity in earnings (50%)	6,802	822

16.	INVESTMENT AT COST

Investment at cost represents the Group’s 2.01% equity interest in China Electronics Financial Co., Ltd (“CEFCL”) which is held through CECT, which in turn holds 3.86% of the issued share capital of CEFCL. CEFCL is a limited liability company established in Mainland China to engage in the provision of financial services.

17.	GOODWILL

With the acquisition of CECT, the group has obtained significant research and development capabilities and technologies as well as licenses to sell both CDMA and GSM mobile phones in China. The acquisition of the above mentioned economic resources further enhances the Group’s capability to penetrate the mobile phone market in China. As a result, the acquisition of the above mentioned economic resources has contributed to the determination of a purchase price that results in the recognition of goodwill of Rmb72,088,000. The amount allocated to goodwill has been assigned to the mobile phones segment of the Group’s business. None of the goodwill is deductible for Mainland Chinese income tax purposes.

In accordance with SFAS No. 142, the Group performed an impairment test of the goodwill assigned to the mobile phones segment of the Group’s business as of December 31, 2003 and determined that there was no indication of impairment.

18.	OTHER ACQUIRED INTANGIBLE ASSETS, NET

The following comprise, with the acquisition of CECT, the components of the Group’s other acquired intangible assets as of December 31, 2003 that will continue to be amortized under SFAS No. 142:

	Expected
	Weighted
	Average
	Amortizat–			Accumulated
	ion Period	Gross Carrying Value		Amortization		Intangible Assets, net
		Rmb’000	US$’000	Rmb’000	US$’000	Rmb’000	US$’000
Trademarks	Indefinite	43,368	5,240	—	—	43,368	5,240

Intangible assets subject to amortization
Customer relationship	5 years	29,250	3,534	5,363	648	23,887	2,886
Completed technology	5 years	4,564	551	837	101	3,727	450
Core technology	5 years	40,174	4,854	7,365	890	32,809	3,964
Backlog	5 months	26,619	3,216	26,619	3,216	—	—
License	5 years	10,958	1,324	2,008	243	8,950	1,081
In process research and development		33,579	4,057	33,579	4,057	—	—

	50 months	145,144	17,536	75,771	9,155	69,373	8,381

Total		188,512	22,776	75,771	9,155	112,741	13,621

The Group recorded a one-time charge of Rmb33,579,000 (US$4,057,000) at the date of acquisition in accordance with FASB Interpretation No. 4 “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method” for purchased in process research and development that had no alternative future use. The conclusion that the in process development effort, or any material sub-component, had no alternative future use was reached in consultation with the Group’s management and CECT management.

The following table presents current and expected amortization expense of the other acquired intangible assets for the year ended December 31, 2003 and the subsequent five years:

	Amount
	Rmb’000	US$’000
Aggregate amortization expense:
For the year ended December 31, 2003	75,771	9,155

Expected amortization expense:
For the years ending December 31,
2004	16,988	2,052
2005	16,988	2,052
2006	16,988	2,052
2007	16,988	2,052
2008	1,421	173

Total	69,373	8,381

19.	SHORT-TERM BORROWINGS

Short-term borrowings consist of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Bills payable	10,000	269,472	32,558
Bank loans	30,000	170,000	20,539

	40,000	439,472	53,097

Bills payable are a form of bank borrowings with payment terms of 180 days and are non-interest bearing unless they become trust receipts loans which bear interest at the prevailing interest rate of bank loans.

Furthermore, during the year ended December 31, 2002, the Group issued certain bills to related companies. These related companies discounted the bills with certain banks and remitted the cash to the Group immediately. The Group recorded this type of financing as other bank borrowings — discounted bills, which was repayable in 180 days and bore a weighted average interest rate of 3% per annum as of December 31, 2002.

As of December 31, 2002 and 2003, the bills payable and bank loans are secured by pledged bank deposits of approximately Rmb10,000,000 and Rmb85,189,000, respectively.

The weighted average interest rate on bank loans, all due within one year, was 5.84% per annum and 5.08% per annum, respectively, as of December 31, 2002 and 2003.

20.	OTHER PAYABLES

Other payables consist of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Payable for construction work of factories	—	8,932	1,079
Payable for purchase of property, machinery and equipment	660	4,668	564
Other	73	1,030	125

	733	14,630	1,768

21.	ACCRUED LIABILITIES

Accrued liabilities consist of:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Accruals for operating expenses
- Commissions (Note 33)	11,331	8,451	1,022
- Salaries	738	2,673	323
- Advertising	—	1,809	218
- Warranty	—	2,981	360
- Others	1,659	1,743	211
Provision for staff benefit*	162	2,412	291

	13,890	20,069	2,425

*	Provision for staff benefit is provided at 17.5% on employees’ basic salaries. The provision for staff benefit is used for employees’ welfare, employees’ education and workers’ association.

22.	CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under a capital lease are as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Payable during the following periods
- 2004	—	1,909	231
- 2005	—	1,909	231
- 2006	—	1,909	231
- 2007	—	954	114

Total minimum lease payments	—	6,681	807
Less: Amount representing future interest	—	(1,395)	(169)

Present value of minimum lease payments	—	5,286	638
Less: Current portion	—	(1,510)	(182)

Non-current portion	—	3,776	456

23.	SHAREHOLDERS’ LOANS

These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders. The loans are denominated in United States dollars and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2005. For financial reporting purposes, interest expense of approximately Rmb478,000 for each of the years ended December 31, 2001, 2002 and 2003 was imputed according to cost of borrowings in Mainland China, and were recorded as interest expense and shareholders’ contribution.

24.	COMMON STOCK

During the year ended December 31, 2001, an aggregate of US$5,216,000 (equivalent to Rmb43,175,000 based on an exchange rate of US$1 = Rmb8.2774) of the face value of the Company’s convertible debentures were converted into 2,144,201 shares of common stock of the Company at an average conversion price of US$2.43 per share.

In September 2001, the Company entered into a common stock purchase agreement (“the Share Purchase Agreement”) with an institutional investor (“the Investor”) under which the Company may sell and issue to the Investor and the Investor shall be obligated to purchase from the Company an aggregate of 2,000,000 shares of common stock of the Company during the 24-month period from the date of approval of the registration of such shares with the Securities and Exchange Commission (“the SEC”). According to the terms of the Share Purchase Agreement, the common stock purchase price is being set at 93% of the daily volume weighted average price of the common stock over the preceding 15 trading days. The Company has not filed any registration statement with the SEC and no shares of common stock have been issued under the Share Purchase Agreement as of December 31, 2003.

In August 2002, the Company issued 1,000,000 shares of common stock to an external consultant in connection with the acquisition of CECT. The fair value of the 1,000,000 shares of approximately Rmb 13,243,000 was recorded as an addition to the investment cost of CECT (Note 14).

In June 2003, holders of 300,000 warrants and 319,000 warrants, with an exercise price of US$6.6 per share and US$8.49 per share respectively, exercised their warrants. The Company issued to them, at no consideration, an aggregate of 131,505 and 103,813 shares of common stock respectively, representing the difference between the then quoted market price and the exercise price.

In June and July 2003, an external consultant exercised 20,000 warrants and the Company issued an aggregate of 20,000 shares of common stock to this external consultant at an exercise price of US$5.50 per share.

25.	STOCK OPTIONS AND WARRANTS

a.	Stock purchase options

The 1999 Stock Compensation Plan of the Company (“the Plan”) allows for the issuance of either incentive stock options to employees, or non-qualified options to employees, directors and external consultants. A total of 2,000,000 common shares have been authorized and reserved for issuance under the Plan.

b.	Stock options to employees

During the year ended December 31, 2000, 995,000 incentive stock options were issued to certain employees at an exercise price of US$15 per share, exercisable during a five-year period commencing on April 4, 2000. The Company did not grant any options to employees during the years ended December 31, 2002 and 2003. On January 2, 2002, the Company repriced the exercise price of these options to US$5.50 per share.

The Company has elected to follow APB No. 25 to account for the incentive stock options granted to employees, under which the Company recognized no compensation expense for the year ended December 31, 2001 and 2002 as no employee options were granted at prices below the market price on the grant dates. Compensation expense of Rmb26,929,000 is recorded for the year ended December 31, 2003 based on the excess of the quoted market price of the underlying stock of US$8.77 per share as of December 31, 2003 over the re-priced exercise price of US$5.50 per share on the date of grant.

c.	Stock purchase warrants

(i)	In connection with the public offering of the Company’s shares in February 1999, the Company granted common stock purchase warrants (“the Underwriter Warrants”) to the underwriter to purchase up to 160,000 shares of the Company’s common stock at an exercise price of US$7.98 per share, exercisable during a five-year period commencing on February 19, 1999. During the year ended December 31, 2000, 152,000 of the Underwriter Warrants were exercised at an exercise price of US$7.98 each.

(ii)	On October 31, 1999, the Company issued 40,000 common stock purchase warrants to certain external consultants, at exercisable prices ranging from US$3.25 to US$5.50 per share, exercisable during a five-year period commencing on October 31, 1999. During the year ended December 31, 2000, 20,000 common stock purchase warrants were exercised at an exercise price of US$3.25 each. During the year ended December 31, 2003, 20,000 common stock purchase warrants were exercised at an exercise price of US$5.50 each.

The Company has adopted SFAS No. 123 to account for the stock purchase warrants granted to external consultants. The fair value of these warrants amounted to approximately Rmb1,033,000 (equivalent to US$125,000), as computed using the Black-Scholes option-pricing model on the grant date, which were recognized as consultant expense over the external consultants’ service period.

25.	STOCK OPTIONS AND WARRANTS (Cont’d)

c.	Stock purchase warrants (Cont’d)

(iii)	In connection with the share placement of the Company in January 2000, the Company granted 360,000 warrants to the private institutional investors (“the Subscription Warrants I”) and 300,000 warrants to external consultants (“the Consultant Warrants I”). Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$46.96 per share, and is exercisable for the period from January 7, 2000 to December 31, 2004. In accordance with the warrant agreement, the exercise price was reset to US$20.76 representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to July 10, 2000.

(iv)	In connection with the issuance of convertible debentures of the Company in June 2000, the Company granted 360,000 warrants to the debenture holders (“the Detachable Warrants”) and 300,000 warrants to external consultants (“the Consultant Warrants II”). Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$24.38 per share, and is exercisable for the period from June 2, 2000 to May 25, 2005. In accordance with the warrant agreement, the exercise price was reset to US$8.49, representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to November 29, 2000.

The fair value of the 360,000 Detachable Warrants amounted to approximately Rmb9,272,000 (equivalent to US$1,120,000) as computed using the Black-Scholes option-pricing model on the grant date, which had been applied for allocating the face value of the convertible debentures into the value of the Detachable Warrants and the value of the debenture. In this connection, approximately Rmb11,250,000 (equivalent to US$1,358,000) of the face value of convertible debentures was allocated to value of the Detachable Warrants, which was recorded as a discount to the face value of the debentures and credited to additional paid-in capital.

The fair value of 300,000 common stock Consultant Warrants II granted to financial consultants amounted to approximately Rmb9,569,000 (equivalent to US$1,155,000), as computed using the Black-Scholes option-pricing model on the grant date, which has been recognized as debt issuance costs and credited to additional paid-in capital, respectively.

During the year ended December 31, 2003, 319,000 Detachable Warrants were exercised at an exercise price of US$8.49 per share.

25.	STOCK OPTIONS AND WARRANTS (Cont’d)

c.	Stock purchase warrants (Cont’d)

(v)	In connection with the Share Purchase Agreement entered into in September 2001, the Company granted 150,000 warrants to the private institutional investors (“the Subscription Warrants II”) and 150,000 warrants to external consultants (“the Consultant Warrants III”). Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$6.6 per share, and is exercisable for the period from September 14, 2001 to September 14, 2004.

During the year ended December 31, 2001, the fair value of the 150,000 Subscription Warrants II and 150,000 Consultant Warrants III amounted to approximately Rmb458,000 (equivalent to US$55,350) as computed using the Black-Scholes option-pricing model on the grant date, which were recognized as prepaid stock issuance costs. The prepaid stock issuance costs were written off in the year ended December 31, 2002.

During the year ended December 31, 2003, all warrants were exercised at an exercise price of US$6.6 per share.

(vi)	During the year ended December 31, 2002, the Company issued 80,000 share warrants to the Company’s investor relations advisor as compensation. Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$7.00 per share and is exercisable for the period from March 25, 2002 to March 1, 2005. The fair value amounted to approximately Rmb39,744 (equivalent to US$4,800) as computed using the Black-Scholes option-pricing model on the grant date which has been recognized as compensation expense in the year ended December 31, 2002.

Changes in outstanding stock options and warrants during the years ended December 31, 2001, 2002 and 2003 were as follows:

	No. of stock	Weighted
	options/	average
	warrants	exercise price
		US$
Outstanding, as of January 1, 2001	2,343,000	14.68
Granted in 2001	300,000	6.60

Outstanding, as of January 1, 2002	2,643,000	13.77
Granted in 2002	80,000	7.00

Outstanding, as of December 31, 2002	2,723,000	10.10
Exercised in 2003	(639,000)	7.51

Outstanding, as of December 31, 2003	2,084,000

Exercisable as of December 31, 2003	2,084,000	10.89

Exercisable, as of December 31, 2002	2,723,000	10.10

25.	STOCK OPTIONS AND WARRANTS (Cont’d)

c.	Stock purchase warrants (Cont’d)

The following table summarizes information about stock options and warrants described above that are outstanding and exercisable at December 31, 2003:

Options and warrants outstanding and exercisable
		Weighted-average
	Weighted-average exercise	remaining contractual life
Options/warrants	price per option/warrant	(years)
	US$
995,000	5.50	1.28
8,000	7.98	0.13
660,000	20.76	1.00
341,000	8.49	1.41
80,000	7.00	1.17

2,084,000	10.89	1.20

The weighted average fair value of the common stock purchase options and warrants on the grant dates were as follows:

	2001	2002	2003
	US$	US$	US$
Subscription Warrants II	0.18	—	—
Consultant Warrants III	0.18	—	—
Warrants	—	0.006	—

The fair values were computed based on the following weighted average assumptions:

	2001	2002	2003
Risk-free interest rate	3.17%	4.14%	—
Expected dividend yield	0.00%	0.00%	—
Expected option/warrant life	3 years	1.93 years	—
Expected stock price volatility	57.21%	123.38%	—

The weighted average fair value of common stock purchase options and warrants granted using the Black-Scholes option-pricing model for the years ended December 31, 2001, 2002 and 2003 respectively are as follows:

	2001	2002	2003
	US$	US$	US$
Weighted average fair value of options and warrants	0.18	0.006	—

26.	INCOME TAXES

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company, Qiao Xing Holdings Limited, Qiao Xing Mobile Communication Company Limited and Qiao Xing Communication Holdings Limited were incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, are exempted from payment of the British Virgin Islands income taxes. The Company also registered in Hong Kong as a branch office and is subject to Hong Kong income taxes at a rate of 17.5% (2002: 16%).

At present, substantially all of the Group’s income was generated in Mainland China by QXCIL and CECT. QXCIL was exempted from state income tax and local income tax for two years starting from January 1, 2003, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECT is regarded as “Hi-tech” enterprises by the Mainland Chinese government and are subjected to the Mainland Chinese enterprise income taxes at a rate of 15%. CECT is exempted from the PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and then subject to a 50% reduction in state income tax and full exemption in local income tax for the following three years.

CECM is exempted from the PRC enterprise income tax for the period from January 10, 2002 to December 31, 2004.

Prior to the sale of QXTI (Note 10) on December 31, 2002, substantially all of the Group’s income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and was subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It was exempted from state income tax and local income tax for three years starting from January 1, 1994, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday from state income tax expired on January 1, 1999. The tax holiday from local income tax continued for the years ended December 31, 2001 and 2002.

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

26.	INCOME TAXES (Cont’d)

If the tax holiday of QXTI described above had not existed, the Group’s income tax expenses (net of minority interests) for the year ended December 31, 2001 would have been increased by Rmb18,868,000, representing the effect of no benefit of state income tax for 2000 and prior. Basic loss per common share would have been approximately Rmb2.99 for the year ended December 31, 2001, and diluted loss per common share would have been approximately Rmb2.99 for the year ended December 31, 2001.

(Benefit) provision of income tax consists of:

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	US$’000
Mainland Chinese income tax
- current	(18,868)	—	—	—
- deferred	(6,819)	—	—	—

	(25,687)	—	—	—

The reconciliation of Mainland Chinese statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations is as follows:

	2001	2002	2003
Mainland Chinese statutory income tax rate	(33.0%)	33%	(33%)
Tax effect of tax holiday	6%	(6%)	25.5%
Net effect of disposal of a subsidiary	—	(44%)	—
Loss of the Company not subject to tax	—	17%	16%
Non-deductible (taxable) activities :
- Amortization of debt issuance costs and discount of convertible debentures	8.4%	—	—
- Amortization of intangible assets	—	—	35%
Utilization of tax loss brought forward	—	—	(43.5%)
Reversal of over-provision of Mainland Chinese income tax	(39.9%)	—	—
Others	4.2%	—	—

Effective income tax rate	(54.3%)	—	—

The gain on sale of a subsidiary amounting to Rmb79,050,000 as reported on the consolidated statement of operations and comprehensive income for the year ended December 31, 2002 was not subject to tax in the jurisdictions of Mainland China or the British Virgin Islands.

Deferred income tax assets reflected the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the balance sheet as of December 31, 2002 and 2003 were as follows:

26.	INCOME TAXES (Cont’d)

	2002	2003
	Rmb’000	Rmb’000	US$’000
Write-off of obsolete and slow-moving inventories	—	194	23
Loss carryforwards	—	1,702	206

		1,896	229
Valuation allowance	—	(1,896)	(229)

Deferred income tax assets	—	—	—

Changes in the valuation allowance were as follows:

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	US$’000
Beginning of year	670	1,055	—	—
Increase (Release) in valuation allowance	385	(1,055)	1,896	229

End of year	1,055	—	1,896	229

A valuation allowance of approximately nil and Rmb1,896,000 were established as of December 31, 2002 and 2003, respectively, for the deferred income tax assets related mainly to loss carryforwards. The release of the allowance in 2002 was due to the sale of the subsidiary generating the loss carryforward.

Taxation (payable)/receivable comprised:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Mainland Chinese value-added tax	(5,264)	10,462	1,264
Mainland Chinese other taxes	—	(152)	(18)

	(5,264)	10,310	1,246

27.	DISTRIBUTION OF INCOME

Prior to December 31, 2002, substantially all of the Group’s income was contributed by QXTI, an equity joint venture enterprise established in Mainland China. Income of QXTI as determined under generally accepted accounting principles in Mainland China (“Mainland Chinese GAAP”) was distributable to its joint venture partners after transfer to dedicated reserves (including statutory surplus reserve and discretionary surplus reserve) and staff welfare fund as required under Mainland Chinese Company Law and QXTI’s articles of association, at rates determined by QXTI’s board of directors.

Following the sale of QXHL, the dedicated reserves of QXTI were released to retained earnings prior to December 31, 2002.

27.	DISTRIBUTION OF INCOME (Cont’d)

For the year ended December 31, 2003, substantially all of the Group’s income were contributed by QXCIL and CECT, equity joint venture enterprises established in Mainland China. Income of QXCIL and CECT as determined under generally accepted accounting principles in Mainland China (“Mainland Chinese GAAP”) were distributable to their joint venture partners after transfer to dedicated reserves and staff welfare fund as required under Mainland Chinese Company Law and the companies’ articles of association, at rates determined by the respective board of directors of QXCIL and CECT. For the year ended December 31, 2003, both boards of directors of QXCIL and CECT did not recommend any appropriation to dedicated reserves or staff welfare funds.

The Group keeps its books and records under Mainland Chinese GAAP. Adjustments between Mainland Chinese GAAP and US GAAP consists of transfers to the staff welfare fund as required under Mainland Chinese GAAP as well as (i) recognition of deferred tax assets, (ii) recognition of stock-based compensation cost, (iii) amortization of debt issuance costs, (iv) amortization of discount of convertible debentures as required under US GAAP, (v) amortization of goodwill and (vi) recognition of identifiable intangible assets.

28.	(LOSS) EARNINGS PER COMMON SHARE

The following represents a reconciliation from basic (loss) earnings per common share to diluted (loss) earnings per common share:

	2001	2002	2003
	Rmb	Rmb	Rmb	US$
Net (loss) income	(21,422,000)	16,473,000	(7,730,000)		(934,000)

Weighted average common shares - basic	12,838,000	14,685,000	15,420,000		15,420,000
Effect of dilutive stock options and warrants	—	2,705,000	—		—

Weighted average common shares - diluted	12,838,000	17,390,000	15,420,000		15,420,000

(Loss) earnings per common share
- Basic	Rmb (1.67)	Rmb 1.12	Rmb (0.50)	US$	(0.06)

- Diluted	Rmb (1.67)	Rmb 0.95	Rmb (0.50)	US$	(0.06)

The diluted loss per common share for the years ended December 31, 2001 and 2003 are the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

29.	RETIREMENT PLAN

Since December 1, 2000, the Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (“the MPF Scheme”), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each company within the Group (employer) and their employees make monthly contributions to the scheme at 5% of the employees’ earnings as defined under the Mandatory Provident Fund legislation, subject to a maximum cap of HK$1,000 (equivalent to Rmb1,061) per month and thereafter additional contributions are voluntary.

Prior to December 31, 2002, the Group’s employees in Mainland China were mainly employed by QXTI. During the year ended December 31, 2003, the Group’s employees in Mainland China were mainly employed by QXCIL and CECT.

As stipulated by Mainland Chinese regulations, QXTI, QXCIL and CECT maintained defined contribution retirement plans for all of their employees who were residents of Mainland China. All retired employees were entitled to an annual pension equal to their basic annual salary upon retirement. QXTI, QXCIL and CECT contributed to a state sponsored retirement plan with amounts stipulated by the local government of Mainland China and had no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees.

The aggregate employer’s contributions made by the Group amounted to approximately Rmb795,000, Rmb898,000 and Rmb633,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

30.	COMMITMENTS

a.	Capital commitments

Capital commitments for purchase of property, machinery and equipment not provided for in the consolidated financial statements were analyzed as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Capital contribution authorized and contracted for:
- CECT	132,750	—	—
- Huizhou Qiao Xing Property Ltd. and Huizhou Qiao Xing Communication Industry Ltd.	11,460	—	—
- Purchase of property, machinery and equipment	—	1,251	151

	144,210	1,251	151

b.	Operating lease commitments

The Group has operating lease agreements for office premises, which extends through November 2007. At December 31, 2003, the Group’s future minimum lease payments required under non-cancelable operating leases with terms in excess of one year are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,
2004	3,856	466
2005	4,667	564
2006	2,919	353
2007	2,673	323

Total	14,115	1,706

Lease expenses for the years ended December 31, 2001, 2002 and 2003 were approximately Rmb1,304,000, Rmb1,422,000 and Rmb4,116,000 respectively.

c.	Other commitments

Other commitments not provided for in the consolidated financial statements were analyzed as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Authorized and contracted for - Research and development	828	3,104	375

31.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

a.	Non-cash transactions

For each of the years ended December 31, 2001, 2002 and 2003, imputed interest on shareholders’ loans of approximately Rmb478,000 was recorded as shareholders’ contribution and credited to additional paid-in capital.

For the year ended December 31, 2001, a total of US$5,218,000 of convertible debentures have been converted into common stock and in this connection, a total of 2,144,201 shares of common stock has been issued to debenture holders.

For the year ended December 31, 2002, the fair value of 1,000,000 shares of common stock issued to an external consultant in connection with the acquisition of CECT amounted to approximately Rmb13,243,000, and has been recognized as an addition to the investment cost of CECT, presented as another non-current asset.

For the year ended December 31, 2003, compensation expense of Rmb26,929,000 is recorded based on the excess of the quoted market price of the underlying stock of US$8.77 per share as of December 31, 2003 over the re-priced exercise price of US$5.50 per share on the date of grant, and was recorded as shareholders’ contribution and credited to additional paid-in capital.

b.	Cash paid for interest and income taxes is as follows

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest	7,926	17,389	18,507	2,236

Income taxes	—	—	—	—

31.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (Cont’d)

c.	Gain on sale of a subsidiary

On December 31, 2002, the Group disposed of its interests in a subsidiary, QXHL:

Rmb’000
Cash and cash equivalents	6,927
Pledged bank deposits	226,099
Accounts receivables, net	280,806
Inventories	62,591
Prepaid expenses	11,301
Due from related parties	4,581
Property, plant and equipment, net	171,292
Prepaid land use rights	29,086
Accounts payable	(30,046)
Other payables	(72,131)
Accrued liabilities	(11,072)
Taxation payable	(113,957)
Long term borrowings	(30,000)
Short term borrowings	(410,407)

125,070
Minority interests disposed	5,880
Gain on sale of a subsidiary	79,050

Total consideration	210,000

Satisfied by:
Cash	210,000

Net cash (outflow) inflow in respect of disposal of a subsidiary was as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Cash consideration	—	210,000	25,372
Cash and cash equivalents disposed of	(6,927)	—	—

Net cash (outflow) inflow in respect of disposal of a subsidiary	(6,927)	210,000	25,372

d.	Acquisition of CECT

On February 8, 2003, the Group has completed the acquisition of CECT and its subsidiaries . Since the Group acquired less than a 100% interest in CECT, the allocation of the purchase price only considers the 65% portion of CECT’s assets that the Group acquired. Details of the fair values of net assets of CECT and its subsidiaries on February 8, 2003 were as follows:

31.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (Cont’d)

d.	Acquisition of CECT (Cont’d)

Rmb’000
Cash and cash equivalents	171,119
Pledged bank deposits	28,499
Bills receivable	17,405
Accounts receivable	34,224
Inventories	321,194
Prepaid expenses	178,906
Other current assets	7,645
Taxation receivable	66,005
Due from related parties	10,601
Property, machinery and equipment	57,784
Land use rights	1,800
Investment at equity	30,412
Investment at cost	14,965
Goodwill	72,088
Other acquired intangible assets	188,512

Total assets acquired	1,201,159

Short-term borrowings	140,000
Accounts payable	185,942
Other payables	16,190
Accrued liabilities	11,670
Customer deposits	371,363
Capital lease obligations	6,597
Due to related parties	10,807

Total liabilities assumed	742,569

Minority shareholders’ interests	135,277

Net assets acquired	323,313

Satisfied by:
Cash consideration	312,750
Fair value of shares issued to an external consultant in 2002	13,243
Excess of cash received over share of net assets of a minority shareholder of QXMCCL	(2,680)

323,313

31.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (Cont’d)

d.	Acquisition of CECT (Cont’d)

Net cash (outflow) inflow in respect of acquisition of CECT was as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Cash consideration	(180,000)	(132,750)	(16,039)
Cash and cash equivalents acquired	—	171,119	20,675

Net cash (outflow) inflow in respect of acquisition of CECT	(180,000)	38,369	4,636

32.	BANKING FACILITIES

As of December 31, 2003, the Group had banking facilities of approximately Rmb693,076,000 (US$83,738,000) for loans and trade financing, of which Rmb439,472,000 (US$53,097,000) were used as of the same date. These banking facilities were secured by:

a.	the Group’s pledged bank deposits of approximately Rmb85,189,000 (US$10,293,000);

b.	corporate guarantee provided by Qiao Xing Group Limited to the extent of Rmb320,000,000 (US$38,663,000); and

c.	corporate guarantee provided by China Electronics Corp. to the extent of Rmb50,000,000 (US$6,041,000).

33.	RELATED PARTY TRANSACTIONS

Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	The major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li
Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li
Mr. Ming Zhu	Non-executive independent director (appointed on January 2, 2003)
Mr. Ze Yun Mu	Non-executive independent director (appointed on September 15, 2003)
Mr. Jie Shi	Director (appointed on January 2, 2003)
Mr. Zhong Ai Li	Director (resigned on January 2, 2003)
Mr. Guo Liang Zhang	Director (resigned on January 2, 2003)
Ms. Liu Rong Yang	Director (resigned on September 15, 2003)
Mr. Zhi Fang Zhang	Director (resigned on January 2, 2003)
Mr. Zi Shu Huang	Director (resigned on January 2, 2003)
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Jia Xing Electronic Supplies Company Limited	Common director
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder
Qiao Xing Properties Limited	Common director
Rui Xing Electronic Development Company Limited	Common director
Shanghai Sunplus Communication Technology
Company Limited	Common director
Dalian Yu Tian Ocean Biochemistry Technology
Company Limited	Common director
Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A company 5% owned by QXGL
Shenzhen Tianna I/E Trade Company Limited	A company 90% owned by QXGL
CEC Wireless R&D Limited (“CECW”)	CECT and CECW have common owners
Beijing China Electronics Changsheng
Investment Management Company Limited	Minority owner of CECT is a shareholder
China Electronics Beijing Real Estate Management Co., Ltd.	Minority owner of CECT is a shareholder
China Electronics Corp.	Minority owner of CECT
China National Electronics Import & Export Corporation	Minority owner of CECT is a shareholder
Goldcellcom Co., Ltd	Minority owner of CECT is a shareholder
Wuhan Zhongyuan Electronics Group Co., Ltd.	Minority owner of CECT is a shareholder

33.	RELATED PARTY TRANSACTIONS (Cont’d)

Summary of related party transactions is as follows:

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	US$’000
Operating lease rentals charged by
- China Electronics Corp	—	—	2,049	248
- QXGL	—	—	34	4
Property management fees paid and payable to
China Electronics Beijing Real Estate Management Co., Ltd	—	—	788	95
Recovery of general and administrative expenses (at cost) in respect of factory and office premises subleased to			—	—
- Jia Xing Electronic Supplies Company Limited	139	—	—	—
- Qiao Xing Properties Limited	1,776	—	—	—
- Rui Xing Electronic Development Company Limited	915	—	—	—
Interest income from CEFCL	—	—	1,851	224
Rental income from
- QXGL	—	327	—	—
- CECM	—	—	1,103	133
Commission paid and payable to CECW	—	28,200	5,181	626
Purchases from
- Jia Xing Electronic Supplies Company Limited	13,436	—	—	—
- Qiao Xing Properties Limited	20,471	10,061	34	4
- Rui Xing Electronic Development Company Limited	8,033	9,214	—	—
- Shanghai Sunplus Communication Technology Company Limited	—	—	24,366	2,944
- Shenzhen Tianna I/E Trade Company Limited	—	—	13,005	1,571
Sales to
- CECT *	—	344,458	26,821	3,241
- CECM	—	—	238,857	28,859
- Calilee	—	—	611,281	73,856
- Goldcellcom Co., Ltd	—	—	7,980	964

*	Sales to CECT after February 8, 2003 have been eliminated on the consolidated statement of operations for 2003.

Summary of related party balances is as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Due from
- Exquisite Jewel Limited	6	6	1
- China National Electronics Import & Export Corporation	—	1	—
- China Electronics Beijing Real Estate Management Co., Ltd	—	4	—
- Wuhan Zhongyuan Electronics Group Co., Ltd		120	15
- CEFCL	—	7,030	849
- Mr. Zhi Yang Wu	216	—	—
- Mr. Zhi Jian Wu Li	160	—	—
- QXGL	100	—	—
- Wu Holdings Limited	24	24	3

	506	7,185	868

33.	RELATED PARTY TRANSACTIONS (Cont’d)

	2002	2003
	Rmb’000	Rmb’000	US$’000
Due to
- CECT	22,195	—	—
- Beijing China Electronics Changsheng Investment Management Company Limited	—	3,532	427
- China Electronics Corp.	—	969	117
- Goldcellcom Co., Limited	—	40	5
- Dalian Yu Tian Ocean Biochemistry Technology Company Limited	—	10,000	1,208
- Mr Rui Lin Wu	5,897	471	57
- Mr. Zhi Zhong Wu	166	—	10
- Mr. Jie Shi	—	83	1
- Mr. Ming Zhu	—	3	—
- Mr. Ze Yun Mu	—	1	—
- Mr. Guo Liang Zhang	146	146	18
- Ms. Liu Rong Yang	10	11	1
- Ms. Zhi Fang Zhang	10	10	1
- Mr. Zi Shu Huang	10	10	1
- Mr. Zhong Ai Li	218	218	26

	28,652	15,494	1,872

Accounts receivable from
- CECM	—	32,225	3,893
- Calilee	—	40,556	4,900

	—	72,781	8,793

Vendor deposits for the purchase of mobile phones
- Shanghai Sunplus Communication Technology Company Limited	—	256,856	31,034
- Shenzhen Tianna I/E Trade Company Limited	—	51,179	6,183

	—	308,035	37,217

Included in accrued liabilities as of December 31, 2003 was a commission payable of nil (2002: Rmb11,331,000) to CECW.

Except for the balances with the shareholders (Note 23), all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

Loans from shareholders were unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders, and were non-interest bearing. The lenders have agreed not to make demand on the Group for repayment before January 1, 2005.

The rental agreements in Mainland China were entered into by Mr. Rui Lin Wu, a director, and QXGL on behalf of QXTI during the year ended December 31, 2001.

As of December 31, 2002, the Group’s bank deposit of approximately Rmb2,483,000 and land use rights of net book value of Rmb47,635,000 were pledged to secure the banking facilities of an ex-subsidiary, QXTI. The pledges were released in 2003.

During the year ended December 31, 2002, QXTI provided corporate guarantees to the banking facilities of CECT to the extent of Rmb50,000,000. The guarantees were released in 2003.

During the year ended December 31, 2003, QXGL and China Electronics Corp. provided corporate guarantees to the Group’s banking facilities to the extent of Rmb320,000,000 and Rmb 50,000,000 respectively.

34.	SEGMENT ANALYSIS

The Group classifies its products into two core business segments, namely mobile phones and indoor phones. In view of the fact that the Group operates principally in Mainland China, no geographical segment information is presented.

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000
Net sales:
Mobile phones	—	341,629	1,688,397
Indoor phones	250,366	208,338	149,236

	250,366	549,967	1,837,633

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000
(Loss) Income from operations:
Mobile phones	—	41,539	38,035
Indoor phones	(20,994)	(87,812)	1,372
Other	(4,881)	(5,879)	(36,509)

	(25,875)	(52,152)	2,898

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000
Identifiable assets:
Mobile phones	—	3,224	263,576
Indoor phones	490,600	21,534	22,194
Other	795	203,530	203,599

	491,395	228,288	489,369

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000
Interest income:
Mobile phones	—	189	3,033
Indoor phones	1,890	879	9
Other	110	2	3

	2,000	1,070	3,045

34.	SEGMENT ANALYSIS (Cont’d)

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000
Interest expense:
Mobile phones	—	1,925	18,507
Indoor phones	7,926	15,464	—
Other	15,181	478	478

	23,107	17,867	18,985

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000
Depreciation and amortization:
Mobile phones	—	223	50,225
Indoor phones	21,535	17,873	897
Other	385	155	4,159

	21,920	18,251	55,281

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000
Capital expenditures:
Mobile phones	—	3,224	232,382
Indoor phones	19,035	9,251	660
Others	—	—	69

	19,035	12,475	233,111

a.	Major customers

Mobile phones segment

Details of individual customers accounting for more than 5% of the Group’s sales of mobile phones are as follows:

	2001	2002	2003
CECT (Note 33)	—	99%	2%
Calilee (Note 33)	—	—	36%
CECM (Note 33)	—	—	14%
Digital China	—	—	8%

Indoor phones segment

Details of individual customers accounting for more than 5% of the Group’s sales of indoor phones are as follows:

	2001	2002	2003
Zhong Nan Company	—	6%	13%
Ji Nan People’s Market Co., Ltd.	—	5%	7%
Shan Xi ZhaoRui Science and Technology Co., Ltd.	—	6%	6%
An Hui Jiu Long Fu Communication Co., Ltd.	—	6%	5%
ChengTeng Electronic Appliance Trading Company of Yiwu City	7%	5%	3%

34.	SEGMENT ANALYSIS (Cont’d)

b.	Major suppliers

Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2001	2002	2003
Flextronics Technology Co. Ltd.	—	31%	13%
Flextronics Enterprises Co. Ltd.	—	31%	7%
QXTI	—	—	10%
YuHua TelTech (Shanghai) Co., Ltd.	—	—	16%
Telson Electronics Co. Ltd	—	—	6%
Galaxy Information Technology Inc.	—	—	6%
Leader Communication (SuZhou) Co., Ltd.	—	—	6%
Jia Xing Electronic Supplies Company Limited (Note 33)	8%	—	—

35.	OTHER ADDITIONAL INFORMATION

a.	The following items were included in the consolidated statements of operations and comprehensive income (loss):

	2001	2002	2003
	Rmb’000	Rmb’000	Rmb’000	US$’000
Depreciation of property, machinery and equipment	16,942	13,243	8,995	1,087
Amortization of land use rights	4,978	5,008	4,094	495
Amortization of other acquired intangible assets	—	—	42,192	5,098

Interest expense for:
- Amortization of debt issuance costs	8,234	—	—	—
- Amortization of discount of convertible debentures	6,469	—	—	—
- bank loans	6,683	13,221	7,556	913
- other bank borrowings	1,243	4,168	10,353	1,251
- finance lease	—	—	598	72
- shareholders’ loans (imputed interest)	478	478	478	58

Total interest expense	23,107	17,867	18,985	2,294

Advertising expenses	5,653	1,346	42,784	5,169
Research and development expenditures	3,516	451	37,993	4,590

35.	OTHER ADDITIONAL INFORMATION (Cont’d)

b.	The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2002 and 2003 of the Company and CECT. It has been prepared on the assumption that the acquisition had occurred on January 1, 2002. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of periods indicated, nor is it indicative of future operating results:

	2002	2003
	Rmb’000	Rmb’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Net sales	1,030,523	1,902,619	229,877
Net (loss) income	(132,464)	44,560	5,383
(Loss) Income per share
- Basic	(9.02)	2.89	0.35
- Diluted	(9.02)	2.65	0.32
Shares used in calculation of net (loss) income per share (unaudited)
- Basic	14,685,000	15,420,000	15,420,000
- Diluted	14,685,000	16,844,000	16,844,000

The pro forma results of operations give effect to certain adjustments, including amortization of other acquired intangibles with definite lives, associated with the acquisition. The following material non-recurring charges have been excluded from the pro forma results:

	2002	2003
	Rmb’000	Rmb’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
In process research and development	—	33,579	4,058
Stock-based compensation	—	26,929	3,254
Gain on sale of a subsidiary	79,050	—	—

ITEM 19. EXHIBITS

     (a) The following financial statements are being filed as part of this annual report on Form 20-F:

     Report of Independent Certified Public Accountants
     Report of Independent Public Accountants (Arthur Andersen & Co.)

     Consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003
     Consolidated balance sheets at December 31, 2002 and 2003
     Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2001, 2002 and 2003
     Consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003
     Notes to and forming part of the financial statements

     (b) The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 2.1	Common Stock and Warrants Purchase Agreement dated as of December 30, 1999 — incorporated by reference to our Proxy Statement filed June 16, 2000.

Exhibit 2.2	Convertible Debenture and Warrants Purchase Agreement dated as of May 24, 2000 — incorporated by reference to our Proxy Statement filed June 16, 2000.

Exhibit 2.3	Common Stock Purchase Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.*

Exhibit 2.4	Registration Rights Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.*

Exhibit 2.5	Warrant Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.*

Exhibit 4.1	Sales and Purchase Agreement on Shares of CEC Telecom Limited dated May 23, 2002**

Exhibit 4.2	Sales and Purchase Agreement on Shares of CEC Telecom Ltd. dated May 23, 2002**

Exhibit 4.3	Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated December 31, 2002 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.**

Exhibit 4.4	Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 10, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.**

Exhibit 4.5	Further Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 11, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.**

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2001

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING UNIVERSAL TELEPHONE, INC.
(Registrant)

Date: June 30, 2004	By:	/s/ RUI LIN WU
Rui Lin Wu
Chairman

INDEX TO EXHIBITS

DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 2.1	Common Stock and Warrants Purchase Agreement dated as of December 30, 1999 — incorporated by reference to the Proxy Statement filed June 16, 2000.

Exhibit 2.2	Convertible Debenture and Warrants Purchase Agreement dated as of May 24, 2000 — incorporated by reference to the Proxy Statement filed June 16, 2000.

Exhibit 2.3	Common Stock Purchase Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.*

Exhibit 2.4	Registration Rights Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.*

Exhibit 2.5	Warrant Agreement, dated as of September 14, 2001, between the Company and Brooke Bond International Inc.*

Exhibit 4.1	Sales and Purchase Agreement on Shares of CEC Telecom Limited dated May 23, 2002**

Exhibit 4.2	Sales and Purchase Agreement on Shares of CEC Telecom Ltd. dated May 23, 2002**

Exhibit 4.3	Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated December 31, 2002 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.**

Exhibit 4.4	Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 10, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.**

Exhibit 4.5	Further Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 11, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.**

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2001

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2002