Form 20-F
period 2004-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2005-06-30
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________to _________

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

None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004:

16,645,176 Shares of Common Stock

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☑ No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☑

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA.

     We prepare the consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The following summary consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 were derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 were derived from our audited financial statements not included elsewhere in this annual report and have been prepared in accordance with US GAAP and have been derived from audited financial statements. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2000	2001	2002	2003	2004
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Net sales	392,529	250,366	549,967	1,843,282	2,019,081	243,953
Cost of goods sold	(271,606)	(212,229)	(528,149)	(1,598,615)	(1,795,482)	(216,937)
Gross profit	120,923	38,137	21,818	244,667	223,599	27,016

Operating expenses:
Selling expenses	(15,325)	(6,172)	(5,286)	(74,885)	(27,873)	(3,368)
General and administrative expenses	(40,108)	(40,598)	(68,233)	(51,885)	(67,326)	(8,135)

	Year ended December 31,
	2000	2001	2002	2003	2004
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Research and development	(497)	(3,516)	(451)	(6,649)	(10,449)		(1,262)
In process research and development	—	—	—	(33,579)	—		—
Amortization of acquired intangible assets	—	—	—	(42,192)	(16,990)		(2,053)
Impairment loss on:
- Land use rights	—	(5,004)	—	—	—		—
- Property, machinery and equipment	—	(8,722)	—	—	—		—
Stock-based compensation	—	—	—	(26,929)	(32,736)		(3,955)

(Loss) Income from operations	64,993	(25,875)	(52,152)	8,548	68,225		8,243
Interest income	2,061	2,000	1,070	3,045	492		59
Exchange loss, net	2,363	(104)	—	—	—		—
Interest expense	(23,550)	(23,107)	(17,867)	(18,985)	(27,060)		(3,269)
Gain on sale of a subsidiary	—	—	79,050	—	—		—
Gain on sale of equity investee	—	—	—	—	41,465		5,010
Other (expenses) income, net	(197)	(187)	124	2,088	1,597		193

Income (Loss) before income tax	45,670	(47,273)	10,225	(5,304)	84,719		10,236
Provision for income tax	(16,599)	25,687	—	—	(10,404)		(1,257)

Income (Loss) before minority interests	29,071	(21,586)	10,225	(5,304)	74,315		8,979
Minority interests	(5,600)	164	6,248	(9,228)	(50,817)		(6,140)
Equity in earnings of equity investees	—	—	—	6,802	(624)		(75)
Net Income (Loss)	23,471	(21,422)	16,473	(7,730)	22,874		2,764

Other comprehensive (loss) income
Translation adjustments	79	70	(61)	(746)	70		8
Comprehensive income (loss)	23,550	(21,352)	16,412	(8,476)	22,944		2,772

Earnings (Loss) per common share
- Basic (2)	Rmb2.03	Rmb(1.67)	Rmb1.12	Rmb(0.50)	Rmb1.39	US$	0.17

- Diluted (2)	Rmb1.98	Rmb(1.67)	Rmb0.95	Rmb(0.50)	Rmb1.38	US$	0.17

Weighted average number of shares outstanding
- Basic (2)	11,572,000	12,838,000	14,685,000	15,420,000	16,443,000		16,443,000

- Diluted (2)	11,878,000	12,838,000	17,390,000	15,420,000	16,559,527		16,559,527

	As of December 31,
	2000	2001	2002	2003	2004
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Balance Sheet Data
Cash and bank deposits	33,490	7,616	10,948	122,466	140,890	17,023
Working capital	136,616	147,505	266,773	297,763	426,163	51,491
Property, machinery and equipment, net	182,140	183,600	5,112	98,305	107,162	12,948
Construction in progress	17,869	576	—	1,184	50,934	6,154
Land use rights	226,463	221,359	189,405	187,111	182,667	22,070
Debt issuance cost, net	8,234	—	—	—	—	—
Total assets	939,267	911,238	742,708	1,567,961	2,110,223	254,965
Short-term-debts	170,443	189,990	40,000	440,982	701,696	84,781
Long-term-debts	44,869	8,163	8,163	11,939	10,428	1,260
Total liabilities	411,173	360,689	98,074	757,707	1,147,356	138,628
Minority interests (1)	23,266	23,102	87,054	232,833	283,650	34,272
Shareholders’ equity	504,828	527,447	557,580	577,421	679,217	82,065
Cash flows data
Cash flows from operating activities	(7,568)	26,489	(56,197)	(307,404)	(200,136)	(24,181)
Cash flows from investing activities	(243,200)	(75,145)	(136,170)	203,530	(65,900)	(7,963)
Cash flows from financing activities	281,315	22,852	195,760	216,138	284,390	34,361

(1)	Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in certain subsidiaries of our company.

(2)	Earnings per share is computed by dividing net income for 2000 by 11,572,000 shares, for 2001 by 12,838,000 shares, for 2002 by 14,685,000 shares, for 2003 by 15,420,000 shares and for 2004 by 16,443,000 shares. Diluted earnings per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

(3)	Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of US$1.00 = Rmb 8.2765. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

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

     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Noon Buying Rate(1)
Calendar Year	Average
(Rmb per US$)
2000	8.2784
2001	8.2770
2002	8.2771
2003	8.2772
2004	8.2768

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

Calendar Month	High	Low
December 2004	8.2767	8.2765
January 2005	8.2765	8.2765
February 2005	8.2765	8.2765
March 2005	8.2765	8.2765
April 2005	8.2765	8.2765
May 2005	8.2765	8.2765
June 2005	8.2765	8.2765

As of June 24, 2005, being the latest practicable date, the exchange rate was US$1.00 = Rmb 8.2765.

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

Concentration of credit risk

     We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2004 and 2003, our five largest accounts receivable accounted for approximately 63% and 64% of our total accounts receivable.

The economy of China differs from the economies of most countries.

     Although the majority of productive assets in China are still owned by the government, economic reform policies since 1978 have emphasized decentralization and the utilization of market mechanisms in the development of the Chinese economy. We have significantly benefited from such reforms, as the Ministry of Post and Telecommunications since 1994 has opened the telecommunications equipment market of China to all kinds of manufacturers. Our management believes that the basic principles underlying the reforms will continue to provide an acceptable framework of the PRC’s political and economic systems. In addition, we currently see no evidence that this refinement and readjustment process may adversely affect, directly or indirectly, our operations in the future.

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

We depend on Chinese factories.

     We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiaries’ factories in China. We currently maintain fire, casualty and theft insurance aggregating approximately $7.0 million covering various of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in China. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. However, we have not materially suffered from such damage or loss to date.

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

     At present, substantially all of the Group’s income was generated in China by Hui Zhou Qiao Xing Communication Industry Limited (“QXCIL”) and CEC Telecom Co., Ltd. (“CECT”). QXCIL was exempted from state income tax and local income tax for two years starting from January 1, 2003, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECT is regarded as a “Hi-tech” enterprise by the Mainland Chinese government and is subjected to the Mainland Chinese enterprise income taxes at a rate of 15%. CECT is exempted from the PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and then subject to a 50% reduction in state income tax and full exemption in local income tax for the following three years.

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

     Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 39.5% of our outstanding shares as of June 30, 2005.

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

     We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies, including:

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

     In August 1995, we were awarded the ISO 9001 certificate, which reflected our reputation as a high quality telephone manufacturer.

     Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of June 30, 2005, we owned 80% of Qiao Xing Mobile Communication Co. Ltd. (“QX Mobile”), an international business company incorporated in the British Virgin Islands on January 31, 2002. QX Mobile owns 65% of CEC Telecom Co., Ltd., a limited liability company established in China (“CECT”). We also own 100% of Qiao Xing Communication Holdings, Ltd., an international business company incorporated in the British Virgin Islands on May 21, 2002 (“QX Communication Holdings”), which owns 90% of Hui Zhou Qiao Xing Property, Ltd. (“QX Property”), a PRC joint venture, and 90% of Hui Zhou Qiao Xing Communication Industry, Ltd. (“HZQXCI”), a PRC joint venture. The remaining 10% of each of QX Property and HZQXCI is owned by Qiao Xing Group Limited, a PRC company owned by Rui Lin Wu and his eldest son Zhi Yang Wu. Messrs. Wu and Wu are two of our executive officers and directors.

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

     For 2004, our total capital expenditure was about Rmb 79.0 million, which primarily included: 1) Rmb 24.0 million for property, machinery and equipment; 2) Rmb 50.0 million for construction in progress; and 3) Rmb 5.0 million for capital contribution in an associated company.

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

     In April 2002, we announced a new product in our line of GSM mobile phones. Our Q200-Dual represented the world’s first folding dual-displayed mobile phone with an FM radio. Shipments of the Q200-Dual began in the second quarter of 2002. With dimensions of 86 x 45 x 26.5 mm, the Q200-Dual mobile phone adopts the increasingly popular folding shell with two displays. In addition to common functions such as dual-bands, an alarm clock and IP dialing, it also possesses an advanced inner-fixed FM radio.

     Through the fiscal year ended December 31, 2002, we were principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily in house corded and cordless telephone sets under the trademark of “Qiao Xing”. According to the National Statistic Bureau of the China Technology Progress Information Centre, we were the largest in house telephone manufacturer by number of sales units in the PRC in 1999. For 2000, 2001 and 2002, we ranked as the second largest in house telephone manufacturer by number of sales units. We believe that we continue to be a leading player in the in house telephone market.

     In May and June 2002, our then-wholly owned subsidiary QX Mobile entered into two sale and purchase agreements for acquisition of an aggregate equity interest of 65% in CECT for an aggregate consideration of Rmb 312,750,000 (US$37,772,000) (the Acquisitions). CECT is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China. In February 2003, the Acquisitions were approved by all the appropriate governmental authorities, including the Ministry of Information Industry, the State Development Planning Commission, the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce. The process of obtaining new business licenses was finally completed and a new business license for the new entity was granted.

     Pursuant to one agreement dated May 23, 2002, QX Mobile acquired a 25% equity interest in CECT from Tianjin Taida Company Limited (Tianjin) for cash consideration of Rmb 108,750,000 (US$13,134,000).

     Pursuant to a second agreement dated May 23, 2002 and a supplementary agreement dated May 23, 2002, QX Mobile acquired a 40% equity interest in CECT from China Electronics Corporation (CEC) and other group companies of CEC for cash consideration of Rmb 204,000,000 (US$24,638,000).

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

     In August 2004, we announced that our subsidiary HZQXCI was purchasing a 25% equity interest in CECT from CEC, subject to all necessary governmental approvals. As of the date of filing of this annual report, the required governmental approvals had not all been obtained. We expect the acquisition of the 25% interest in CECT to be approved and completed in the near future.

     On August 20, 2002, QX Mobile entered into a subscription agreement for its sale of 200,000 shares representing 20% of the total outstanding equity of QX Mobile to Galbo Enterprises Limited, a non-affiliated BVI corporation (“Galbo”), for Rmb 67,000,000 (US$8,092,000). The subscription price was fully paid before December 31, 2002. The subscription price was applied by QX Mobile toward the acquisition of its 65% interest in CECT. Upon completion of the subscription, our controlling interest in QX Mobile was reduced to 80%.

     On December 31, 2002, we entered into an agreement with Central Grace Technologies Ltd., a non-affiliated BVI corporation (“Central Grace”), for our sale to Central Grace of our 100% interest in Qiao Xing Holdings Ltd. (“QXHL”), our intermediate holding company which held a 90% interest in Qiao Xing Telecommunication Industry Co. Ltd. (“QXTI”), our former principal operating subsidiary. On July 10 and 11, 2003, we entered into supplemental agreements with Central Grace to amend certain provisions of the original agreement.

     The amended material terms of the sale provided as follows:

•	The total consideration for the purchase was Rmb 210,000,000 (US$25,362,000), which was paid in full on July 16, 2003.

•	Central Grace assumed all disclosed and undisclosed liabilities of QXHL except:

•	the current liabilities of QXTI due to us of Rmb 231,585,507 (US$27,969,000)

•	the current liabilities of QXHL due to us of Rmb 8,172,953 (US$987,000)

•	the current assets due from us of Rmb 113,543,063 (US$13,713,000)

•	We retained the ownership of the following Excluded Assets of QXHL, which have been formally re-registered in the name of subsidiaries of our subsidiary, QX Communication Holdings:

•	land use rights for 667,000 square meters of land at Ji Ma, Huizhou

•	the fixed line telephone sales and distribution network

•	the mobile phone business, which includes the GSM manufacturing, production and sales departments and the research and development department

•	the die cast moulds for the production of fixed line telephones and mobile phones

•	Central Grace executed a Share Mortgage Deed for our benefit to secure the repayment of our loan facility to Central Grace for the payment of the purchase price by Central Grace, which was cancelled upon full payment by Central Grace.

•	We entered into a license agreement with QXTI and the 10% holder of QXTI by which QXTI as licensor granted to us the exclusive and non-transferable use of its trademarks, patents applications and registered designs through December 2006 in exchange for nominal consideration.

•	We conveyed all rights to the technology and intellectual property for our wireless fixed telephone (wuxiangtong) technology to Central Grace, reserving all exclusive marketing and distribution rights.

     Through our HZQXCI subsidiary, we have continued to conduct the business of the research and development and distribution of mobile phones and the design and distribution of fixed line telephones, wireless telephones and fax machines.

     Our major operating subsidiaries include CECT and HZQXCI. We classify our products into two core business segments, namely mobile phones and indoor phones. In view of the fact that we operate principally in Mainland China, no geographical segment information is presented. Sales in the PRC market accounted for approximately 99% and 98% of our total revenues for the fiscal years ended December 31, 2003 and 2004, respectively.

	2 0 0 2	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	Rmb’000
Net sales:

Mobile phones	341,629	1,694,046	1,823,979
Indoor phones	208,338	149,236	195,102
	549,967	1,843,282	2,019,081

CECT’s Business Overview

     CECT was jointly initiated and co-established in China in May 2000 by six companies, including China Electronics Corporation (CEC), Tianjin TEDA Investment Holding Co., Ltd., Shenzhen SED Electronics Corporation, Wuhan Zhongyuan Electronics Group Co., Ltd., China Computer Software and Technology Service Corporation and China National Integrated Circuit Design Center. It is one of the few manufacturers that have been approved to manufacture both GSM and CDMA mobile phones in China.

     CEC, with registered capital of Rmb 6.15 billion and 36 wholly owned companies (www.cec.com.cn), is one of the leading companies in the domestic electronics industry in China.

     Since becoming a majority-owned subsidiary of Qiao Xing in February 2003, CECT has experienced rapid growth. In 2004, CECT emerged as one of the biggest winners in China’s mobile phone market, while most of the local companies’ market shares declined in very intensive competition. CECT moved 12 places in the league chart in terms of market share and ranked itself among the top eight local mobile phone companies by the end of 2004.

     CECT has both CDMA and GSM licenses and is currently engaged mainly in the R&D and production of 2.5G and 3G GSM and CDMA mobile phones, production of RF components, LCD moulds and other mobile phones with entertainment and service functions like GPS messages, finance and stock e-commerce systems, games and images download.

     CECT gives top priority to constantly enhancing its research, design and development capacity. Supported by R&D and technical centers (in-house or out-sourced with suppliers/subcontractors) at three locations in Huizhou, Shanghai and Beijing, it has mastered international advanced communication technology to develop different types of mobile phones such as GSM, CDMA, GPRS, PDA, and their value added services. Among these mobile phone production technologies, 2.5G and 3G of GSM and CDMA are up to international standards.

     CECT attaches great importance to absorbing international advanced technology. It has been actively developing cooperation agreements and relationships with such global mobile telecommunications leaders as Qualcomm (Nasdaq: QCOM), Wavecomm (Nasdaq: WVCM), MiTAC, Skyworks (Nasdaq: SWKS), BenQ and AOL. Through cooperation agreements, CECT is able to utilize world-advanced technology to improve its own research and development efforts. At the same time, great effort has been made within CECT to develop its own technology and know-how to satisfy the specific situations in the China mobile market.

     Supported by its powerful R&D capacity and due to its better understanding of the market pulse, CECT has launched to the market on average two new models of mobile handsets on a monthly basis. At present, CECT has launched more than 70 types of GSM, GPRS, CDMA and GPS mobile phones, among which the MP3 and built-in camera with over one million pixels, MP4, TV or movie viewing are their key functions. Utilizing its R&D competitive edge, CECT has developed different product platforms according to different mobile phone systems. It has also positioned its products to different consumer markets such as specializing for business use, feminine style and masculine style, etc.

     In the spring of 2003, CECT and MiTAC (http://mitac.mic.com.tw/), a reputable Taiwan computer manufacturer, jointly launched the first generation of Smart Phone in China. The Smart Phone is able to perform data interchange with computers in a swift manner, and its other functions include MMS, digital camera/video, MP3, games, MSN messaging and even movie viewing.

     CECT’s Mio 8380 represents the future of mobile phone development and marks the breakthrough in the technology of the mobile phone industry in China. It was collected and displayed by the China Telecommunication Museum on 10th June 2003.

     CECT has launched to the market a series of fashionable mobile phones to cater to specific consumer groups. The T520 model, which was introduced in the winter of 2003, was specifically designed to target the “office lady” customer group and is equipped with a double color monitor, 40 chord polyphonic ring tones, and state-of-the-art technology. Its exterior is in the form of a water droplet, resembling a beetle. Its mirror function turns the monitor into a mirror, which can help its user maintain her most presentable appearance. In the spring of 2004, CECT’s T520 phone was recognized as the most popular female mobile phone.

     The T688 model is embedded with handwriting recognition technology, which is only available in mobile phones produced by brands such as Nokia and CECT. The T688 is less expensive than other comparable products and has been well received among the working and business population.

     In the winter of 2004, CECT developed the smallest PDA mobile phone. Compared with similar products under foreign brand names and other local brand names, the T868 handset is the smallest in dimension, the lightest in terms of weight, and the highest in terms of cost performance. It has been rated “the Best Classic Business Handset of the Year” in a poll organized recently by sina.com and Beijing Youth Daily.

     CECT has also produced digital camera handsets with 1.3 million and 3.0 million pixels.

     In the first half of 2005, CECT has launched 16 models of new mobile phones which are classified into three categories:

(i)	high-end multi-media mobile phones embedded with 1.3 million or above pixel digital cameras and software that can play MP3, MPEG3 and 3D games;

(ii)	enhanced PDA mobile phones based on the T868 model; and

(iii)	sliding lid mobile phones and revolving camera phones.

     Due to our stringent cost controls and independent R&D and design ability, we believe that CECT’s products enjoy much higher performance/cost ratios when compared with similar products produced by some foreign companies and many local companies.

     In 2003, CECT branded mobiles were awarded as one of the ten “Outstanding Brand Name” home-made mobile phones in China.

     CECT has established a distribution network throughout China with more than 240 wholesale outlets and more than 350 aftersales service centers in 31 provinces and municipalities. CECT has reduced its national distributors and is further strengthening a direct relationship with local distributors. CECT partners with many national retailers who own appliance supermarkets across China, including Gome Appliance Company (HK: 0494), the biggest appliance retailer in China. CECT is now conducting its new distribution channel strategy to deal with local distributors directly while reducing the number of distributors at the national level.

     CECT launched a marketing campaign introducing 13 new models of mobile phones in September 2003, which contributed much to its fast growth in 2004. In March 2005, a new promotion activity named “Spring Passion” started on a much larger scale with 16 new models of high-end mobile phones being introduced.

     CECT has a production site at Huizhou of Guangdong with an annual production capacity of 2.5 million units of GSM mobile phones.

     CECT is now competing in the China mobile phone market with foreign and local companies, including Nokia, MOTO, Samsung, TCL, Bird, Haier, Amoi, Konka and Lenovo. CECT’s competition strategy is to focus on research and development, market differentiation, and improved cost performance.

HZQXCI’s Business Operations and Product Range

     HZQXCI specializes in:

(i)	the design and manufacture through sub-contractors of COSUN-branded GSM mobile phones for its own account and GSM mobile phones for CECT;

(ii)	the development and marketing of wired and wireless telephones (indoor phones), including telephones with special functions; and

(iii)	the development and sale of consumer electronics products.

We have ceased the manufacturing of indoor telephones. Instead, we subcontract our telephone manufacturing orders to designated manufacturers.

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

     During 2003, we launched the new Little Smart phone, referred to in Chinese as “XiaoLingTong.” It is a China Personal Handyphone System (PHS) service that supplements and extends China Telecom’s and China Netcom’s fixed line network service in China. With Little Smart phones, users can communicate freely within the areas covered by fixed line networks via wireless connectivity. Because China Netcom and China Telecom subscribers could enjoy XiaoLingTong services for the cost of a fixed line call, it was a much welcomed communication service for the average income group within the cities and suburban areas of China. The Little Smart phone was jointly developed with UTStarcom (Nasdaq: UTSI).

     However, the quality of reception of the Little Smart phone was limited due to technological restrictions. Thus, in May 2005, we developed CDMA Cityphone handsets for supply to China Telecom Shenzhen Branch. Like the PHS phone, the CDMA Wireless Cityphone is a mobile wireless communication terminal product based on the landline network mainly operated by China Telecom and China Netcom in China. However, it uses the more advanced CDMA technology instead of the PHS technology. The advantages of CDMA technology include better communication qualities and ease in transition to 3G. Based on the one-way charge system, the airtime charge for using Cityphone is the same as that for the indoor telephone. In Shenzhen alone, it is estimated that there will be two million users.

     During 2004, we developed and sold more than 228 corded models and 36 cordless models, seven models of fax machines, 25 models of wireless fixed phones, and nine models of short message telephones. The mobile phone division of HZQXCI has introduced five models of COSUN-branded GSM mobile phones which are mainly targeted at the lower-end market segment. We have an extensive nationwide sales network that comprises more than 5,000 retail outlets in China.

     In November 2004, HZQXCI launched its new generation of VOIP phones (voice over internet protocol phones) in partnership with SOYO Group, Inc. (OTCBB: SOYO). Juniper Research has forecasted the VOIP markets to exceed US$32 billion by 2009. We believe that the China market for VOIP phones should follow this trend of significant growth.

     In the second half of 2004, HZQXCI launched the COSUN-branded GSM mobile handset while continuing the production of CECT-branded handsets for CECT.

     In the first half of 2005, HZQXCI developed a specialized cash register which can be used by tax authorities for monitoring reporting compliance and set-top box products designed for digital cable TV service. HZQXCI intends to seek other projects in the consumer electronics area.

Production Management

     HZQXCI currently designs fixed line telephones and GSM mobile phones for sale to CECT and COSUN-branded mobile phones for the benefit of our distributors. All of our products which we sell are manufactured by unaffiliated third parties.

Quality Assurance System

     We place significant emphasis on preventive measures in the quality control process and employ quality control procedures at every critical manufacturing stage, with the aim of identifying, analyzing and solving problems at the earliest possible stage of the production process. Our subcontractors are equipped with the necessary testing facilities to handle the quality control tests and provide in-house training for their quality control staff.

     Quality control tests on the production process include:

•	sampling test method is used to inspect all incoming materials on a sample basis;

•	at each stage of production process, quality control inspectors monitor the production flow and check the quality of the products; and

•	finished products are checked by quality control staff on a sample basis.

     We have not received any material claims for defective products from customers for the three years ended December 31, 2004.

Sales and Marketing

     Regarding HZQXCI’s indoor telephone division, HZQXCI currently has 40 independent regional distributors and after-sales service centers, including [six] wholesale agencies, serving our major customers in different provinces in the PRC. There is at least one representative assigned to each regional distributor to make frequent visits in order to understand the business operation and assist management. These regional distributors distribute our telecommunication products to a network of over 5,000 retail outlets. The purchase orders for telephones from these retail outlets are collected by the 40 regional distributors, who would then place consolidated purchase orders with us on their own accounts. The regional distributors are each responsible for the credit risk and settlement of their own customers. We give a settlement period of 30 days to 270 days to the distributors. The long credit period granted is comparable to the common business practice for household telephones.

     HZQXCI has established long-term strategic partnership relationships with many of China’s telecommunications operators, including China Telecom, China Netcom, China Railcom, China Mobile and China Unicom. These operators are launching various value added services such as SMS short messages, wireless fixed telephones (wuxiangtong), and ADSL. We have become a major supplier to these operators to provide them with numerous categories of value added service products across China. We are the dominant supplier for more than 20 provinces in China.

     HZQXCI has established strategic relationships with leading distributors of telecommunications terminal products in North America, Latin America, Southeast Asia, Europe and the Middle East. These include Binatone, the British leader in this field, and Unisonic, a major supplier to Bell South.

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

     We advertise through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets. In addition, the “Qiao Xing” and “COSUN” brand names are also promoted through sponsorship of sports events.

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

     Regarding HZQXCI’s mobile phone division and to strengthen our marketing team for GSM mobile phones, we have recruited professional marketing executives in 2004. For sale of its COSUN-branded mobile phone handsets, HZQXCI now has 42 distributors at the provincial level in 24 provinces in China and 40 after-sales service centers.

     Regarding HZQXCI’s consumer electronics products division and to promote its newly launched set-top box products, HZQXCI has signed a cooperation agreement with Beijing New Viewpoint Co., Ltd., which is directly under the Administration of Radio, Film and Television (“ARFT”) in the PRC. ARFT provides policy guidance to all cable TV operators across China.

     We spent approximately Rmb 42,784,000 (US$5,169,000) and Rmb 14,658,000 (US$1,771,000) in 2003 and 2004, respectively, for advertising and promotion on a consolidated basis.

Materials and Components

     We hold annual suppliers’ meetings at which more than 100 mobile phone components suppliers bid for supplying us with materials and components for our GSM phones. Our management believes it a good way to select better suppliers and would contribute to the reduction of our manufacturing cost in the future.

Research and Development

     As the founder of the Guangdong Communication Engineering and Technology Center, HZQXCI has access to proven capabilities and can develop and design all types of telephones, video and audio products that meet international advanced standards. Its research and development division also performs work for third party clients.

     HZQXCI’s research and development (“R&D”) and engineering, technical and design functions are performed in the PRC through our own R&D, engineering, technical and design divisions and through appointed external technology development experts. As of December 31, 2004, we employed 210 staff in our R&D, engineering, technical and design divisions, who work closely with our sales and marketing executives to gauge the market demand in developing new products and new models of existing products.

     The R&D, engineering, technical and design divisions are currently monitoring more than 250 particular models of corded telephones, 40 particular models of cordless telephones, 15 models of GSM cellular telephones, 30 models of wireless fixed phones (wuxiangtong), 12 models of short message telephones, two ADSL products, two models of set-top box products, two models of its specialized cash registers and two models of Cityphone.

     In 2004, we spent Rmb 10,449,000 (US$1,262,000) on research and development activities on a consolidated basis.

Competition

     The market for telecommunication equipment generally and corded and cordless indoor telephones, as well as facsimile machines, in particular in the PRC is intensely competitive. We believe that the principal competitive factors are:

•	functions and designs;

•	performance/cost ratio;

•	brand name recognition;

•	distribution capability;

•	after-sale service;

•	short lead time in product development;

•	product quality; and

•	capability of mass production.

     We consider that our products do not compete directly with imported products with similar features, which are sold in the higher price range. We currently compete directly with domestic manufacturers in the PRC, namely TCL and Desai in Guangdong, which are currently the second and third sellers of indoor telephones in the PRC, according to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau. However, TCL and Desai are now diversifying into home electric appliance manufacture, including televisions, air conditioners, computers, DVD sets and Hi-Fi systems, which will likely divert some of their resources from the telephone manufacturing business.

     In 2002, our telephones were granted the label of “Chinese Renowned Brand Name Product” by the China Promotion Commission for Top Product Strategy. We believe that this recognition has created a favorable marketing environment for us.

     HZQXCI is currently focusing on lower-end mobile phones and taking proactive measures to explore overseas markets.

C. ORGANIZATIONAL STRUCTURE AS OF JUNE 30, 2005.

D. PROPERTY, PLANTS AND EQUIPMENT.

     Our principal executive offices are located at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, PRC. Our production facilities are located in Qiao Xing Science Industrial Park in Huizhou City, Guangdong, PRC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi (“Rmb”). Translation of amounts for 2003 from Renminbi into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb 8.2765 on December 31, 2004.

A. OPERATING RESULTS.

Fiscal 2004 compared to Fiscal 2003

     (i) Net sales

     Analysis of our sales revenue by product category for fiscal year 2004 and 2003 is as follows:

	Year ended December 31
	2004		2003
	Rmb’000%		Rmb’000%
Mobile telephones	1,823,979	90	1,694,046	92
Indoor telephones	195,102	10	149,236	8
Total	2,019,081	100	1,843,282	100

     Net sales revenue increased by Rmb 176 million from Rmb 1,843 million for fiscal year 2003 to Rmb 2,019 million (US$ 244 million) for fiscal year 2004, representing an increase of 9.6%. The Mainland China phone business segment remained highly competitive in 2004. Nevertheless, by adjusting the products sales mix, injecting more resources in developing value added and technological advanced products and implementing proactive marketing strategies, the Group successfully attained satisfactory growth in sales.

     In the fixed line indoor phone business segment, Chinese consumers continue to demand for value added telephone products to replace ordinary telephones. Such value added products are more fashionable, have multiple functions and higher quality. In theory, all the in-door telephone consumers will eventually replace their ordinary telephones with such value added products. Amidst such market trend, we adjusted our product portfolio and injected more resources to develop higher value added telephone products. During the year, we introduced more new models of wireless fixed phones and saw a big jump in the sales of such products. Sales of value added telephone sets continued to increase and were well accepted by the market.

     The mobile phone business segment remained highly competitive in 2004. Keen competition in the Mainland China market led to intensive price competition across all product ranges. In order to enhance our competitiveness within the industry, we reduced the prices of certain of our mobile devices, especially phones with simple mobile voice functionality as well as lower resolution camera phones. At the same time, our tireless efforts made to improve the quality, functionality and cost performance of our products have borne fruit. CECT has managed to increase its market share, moving ahead 12 places in the league chart designed to display the ranking of all mobile phone players in China market in the light of sales quantity. We launched a series of high-end but reasonably priced mobile phones in the second half of the year, including mini PDA handsets, handsets with handwriting recognition solution and digital camera handsets with more than 1.3 million pixel. These new and unique products greatly contributed to the increase in the sales quantity of CECT-branded mobile phone.

     In 2003, the revenue from the sale of mobile phones was Rmb 1,694 million, while the sale of mobile phones amounted to Rmb 1,824 million in 2004, representing an increase of Rmb 130 million. Net sales of indoor telephones were Rmb 195 million, representing an increase of Rmb 46 million.

     (ii) Gross Profit

     Analysis of our gross profit by product category for fiscal years 2004 and 2003 is as follows:

	Year ended December 31
	2004		2003
	Rmb’000%		Rmb’000%
Mobile telephones	194,801	87	235,044	96
Indoor telephones	28,798	13	9,623	4
Total	223,599	100	244,667	100

     Gross profit for fiscal year 2004 was Rmb 224 million (US$ 27.0 million), representing a decrease of Rmb 21 million from Rmb 245 million in fiscal year 2003. The decrease was mainly due to the decreased in gross profit margin of mobile telephones. The decrease in gross profit margin for mobile phones was mainly due to the reduction in price for the simple mobile voice functionality as well as lower resolution camera phones. The mobile phone business segment in Mainland China has entered into a more mature stage as compared to the years of 2002 and 2003, resulting in an overall reduction in unit selling price within the whole industry. In addition, the mobile telephone market in Mainland China was very competitive with the presence of both local and overseas competitors. This has resulted in a changed mobile phone industry landscape and CECT took initiatives to reconcile itself to the changed competition situation, including, but not limited to, adopting corresponding pricing strategy, resulting in a decrease of approximately 17% in gross profit margin in 2004.

     Moreover, gross profit for indoor telephones increased by Rmb 19.2 million from Rmb 9.6 million in fiscal year 2003 to Rmb 28.8 million (US$3.5 million) in fiscal year 2004. This was mainly attributable to the sales of value added telephones, accounting for a much higher percentage of the sales mix when compared with 2003. As the management expected the demand for value added telephones such as wireless fixed telephones in the Mainland China market would continue to increase, the Group responded to the market quickly and became focused on the supply of such products. In 2004, the Group introduced more models of new wireless fixed telephones to the market, which commanded higher unit prices and gross profit margin.

     (iii) Selling expenses

     Selling expenses decreased by Rmb 47.0 million from Rmb 74.9 million for fiscal year 2003 to Rmb 27.9 million (US$ 3.4 million) for fiscal year 2004. The decrease was predominantly attributable to:

     (a) Because of already much closer strategic relation with its local distributors, CECT closed down certain representative offices, resulting in reduction of related advertising and promotion expense, decrease in sales force, as well as other selling expenses including transportation, travel and entertainment, samples and telecommunication expenses; and

     (b) reduction in the advertising expenditures for the products launched as the management considered that their products were well penetrated into the market and reputable brand name was established as a result of substantive marketing activities introduced in 2003. In addition, CECT has been successful in mapping out more attractive policies to encourage distributors to promote CECT-branded mobile phones at their own expense. Advertising expenses in fiscal year 2004 amounted to Rmb 14.7 million, representing a decrease of Rmb 28.1 million (66%) from Rmb 42.8 million in fiscal year 2003.

     (iv) General and administrative expenses

     General and administrative expenses increased by Rmb 15.4 million from Rmb 51.9 million in fiscal year 2003 to Rmb 67.3 million (US$ 8.1 million) in fiscal year 2004. This increase was mainly attributable to:

     (a) increase in allowance for doubtful receivables of about Rmb 5.6 million from Rmb 0.8 million in 2003 to Rmb 6.4 million in 2004;

     (b) increase in compliance and implementation cost for Sarbanes-Oxley Act Section 404 and other regulatory compliance services for the first year amounting to Rmb 1.3 million; and

     (c) increase in staff cost of about Rmb 4.6 million from Rmb 16.5 million in fiscal year 2003 to Rmb 21.1 million (US$2.5 million) in fiscal year 2004 due to the increase in headcount mainly in HZQXCI for the development of the indoor phone business segment;

     (v) Research and development

     Research and development increased by Rmb 3.8 million from Rmb 6.6 million for fiscal year 2003 to Rmb 10.4 million (US$ 1.3 million) for fiscal year 2004. The increase was predominantly attributable to the full year conduction of research and development activities on new mobile phone models by CECT. As the Group would also like to sustain their market share for indoor phones, much more costs were incurred for the development on new models of wireless fixed phones.

     (vi) In process research and development

     There was a write-off of in process research and development expenses of Rmb 33.6 million at the date of acquisition of CECT on February 8, 2003 in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”. There were no such expenses incurred in fiscal year 2004.

     (vii) Amortization of acquired intangible assets

     There was a substantial decrease in the amortization of acquired intangible assets since backlog amounting to Rmb 26.6 million was fully amortized in 2003.

     (viii) Stock-based compensation

     Stock-based compensation increased by Rmb 6.0 million from Rmb 26.9 million in 2003 to Rmb 32.9 million (US$ 4.0 million) in 2004.

     The Company has elected to follow APB No. 25 to account for the incentive stock options granted to employees, under which the Company recognized no compensation expense for the year ended December 31, 2001 and 2002 as no employee options were granted at prices below the market price on the grant dates. Compensation expense of Rmb 26,929,000 was recorded for the year ended December 31, 2003 based on the excess of the quoted market price of the underlying stock of US$8.77 per share as of December 31, 2003 over the re-priced exercise price of US$5.50 per share on the date of grant.

     In February and March 2004, holders of 995,000 options, with an exercise price of US$5.50 per share, exercised their stock options. Stock-based compensation expenses of Rmb23,747,000 is recorded for the year ended December 31, 2004 based on the excess of the quoted market price of the underlying stock on dates of exercise over the market price of US$8.77 per share at December 31, 2003. In April 2004, the Company issued 100,000 shares of common stock to an external consultant in connection with consulting services provided to the Group. The fair value of the 100,000 shares of approximately Rmb 8,989,000 was recorded as stock-based compensation expenses.

     (ix) Interest expense

     Interest expenses for bank loans and shareholders’ loan increased by Rmb 8.1 million from Rmb 19.0 million in 2003 to Rmb 27.1 million (US$ 3.3 million) in 2004.

     This is mainly attributable to the increase in level of bank loans. They increased by Rmb 191 million from December 31, 2003 to December 31, 2004. The additional bank loans were used to finance the increase in working capital. This working capital increase relates to the planned expansion of activity in CECT which began towards the end of 2004, and to the introduction in 2004 of the “COSUN” brand mobile phones in HZQXCI, which handles their sales.

     (x) Gain on disposal of an equity investee

     Gain on disposal of an equity investee of Rmb 41.5 million (US$5.0 million) in 2004 represents the gain on sale of 40% equity in CEC Mobile by CECT to an independent party. Effective on June 30, 2004, CECT has sold its 40% shareholding in CEC Mobile Co., Ltd. (“CECM”) to Beijing Lian Sheng Tong Investment Management Co., Ltd, an independent third party, for cash consideration of Rmb 72 million. Thereafter, CECT’s shareholding interest in CECM has been reduced to 10%.

     The consideration for the sale of the 40% share was Rmb 72.0 million and the payment schedule was as follows:

Settlement Date	Rmb’000
Before July 12, 2004	21,600
Before July 15, 2005	36,000
Before August 30, 2005	14,400
72,000

     As a result of the transaction, a gain on sale of an equity investee amounting to Rmb 41.5 million was recognized for the year ended December 31, 2004.

     The determination of the gain on sale of an equity investee is set out as follows:

Rmb’000
Consideration	72,000
Share of net assets value of CECM disposed of as of June 30, 2004	(30,535)

Gain on sale of an equity investee	41,465

     (xi) Equity in earnings of equity investee

     The Group’s share in the net income of affiliates decreased by Rmb 7.4 million from Rmb 6.8 for fiscal year 2003 to a loss recorded of Rmb 0.6 million (US$0.08 million) for fiscal year 2004. The decrease was mainly attributable by the disposal of 40% interest in an affiliate, CEC Mobile Co, Ltd. (CECM). In addition, Suzhou Minji CEC Telecom Co., Ltd. (“SMCECT”) was a joint venture set up on January 13, 2004 whereby CECT invested in Rmb 4,900,000, representing 49% of its total registered capital of approximately Rmb 10,000,000. SMCECT was loss making for fiscal year 2004, resulting in loss of Rmb 0.6 million recorded.

     (xii) Net Income (Loss) and Earnings (Loss) Per Share

     A net income of Rmb 22.9 million (US$2.8 million) was recorded for fiscal year 2004, while net loss of Rmb 7.8 million was recorded for fiscal year 2003. The increase of Rmb 30.7 million between fiscal years 2003 and 2004 was mainly due to the net effect of the following in fiscal year 2004:

(i)	decrease in gross profit of Rmb 21.1 million;

(ii)	decrease in selling expense of Rmb 47.0 million;

(iii)	increase in general and administrative expenses of Rmb 15.4 million;

(iv)	increase in research and development costs of Rmb 3.8 million;

(v)	decrease in in-process research and development costs written off of Rmb 33.6 million;

(vi)	decrease in amortization of acquired intangible assets of Rmb 25.2 million;

(vii)	increase in stock-based compensation expense of Rmb 5.8 million;

(viii)	decrease in interest income of Rmb 2.6 million;

(ix)	increase in interest expense of Rmb 8.1 million; and

(x)	increase in gain on sale of equity investee of Rmb 41.5 million

     Based on a weighted average of 16,443,000 shares outstanding during fiscal year 2004, the Group reported an income per share of Rmb 1.39 (US$0.17), compared to net loss per share of Rmb 0.50 on 15,420,000 weighted-average shares outstanding during fiscal year 2003. The higher number of weighted average number of outstanding shares is mainly due to additional shares issued in the first half of 2004 in connection with the exercise of options by certain warrant holders and 100,000 shares granted to external consultants.

Fiscal 2003 compared to Fiscal 2002

     (i) Net sales

     Analysis of our sales revenue by product category for fiscal year 2003 and 2002 is as follows:

	Year ended December 31
	2003		2002
	Rmb’000%		Rmb’000%
Mobile telephones	1,694,046	92	341,629	62
Indoor telephones	149,236	8	208,338	38
Total	1,843,282	100	549,967	100

     Net sales revenue increased by Rmb 1,293 million from Rmb 550 million for fiscal year 2002 to Rmb 1,843 million (US$222.7 million) for fiscal year 2003, representing an increase of 235%. It was mainly attributed to the additional revenue from mobile telephones sales during the year 2003 following the completion of the acquisition of CECT on February 8, 2003.

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

     During the fiscal year 2002, sales of mobile telephones to CECT totaled Rmb 342 million as the Group was one of the major suppliers of CECT at that time. Following the completion of the acquisition of CECT, whereby the Group effectively owns a 52% equity interest in CECT, CECT became a subsidiary and its results and operations are consolidated in the financial statements of the Company. Therefore, the sales of mobile telephones for the period from February 8, 2003 to December 31, 2003 represent sales to mobile telephones distributors and dealers who will then sell the products to the ultimate consumers.

     Actual sales of mobile telephones of Rmb 1,694 million for the fiscal year 2003 were slightly lower than originally anticipated at the beginning of the year because of the outbreak of SARS in Mainland China during 2003. The outbreak of SARS significantly affected the sales performance of the Group for a few months in 2003 because people were afraid of being infected by SARS in public places and spent less money purchasing mobile telephones, including the Group’s products. In the first few months after the completion of acquisition of CECT, the Group had spent substantial resources in developing a sales network throughout China, and had conducted research on new product development. Thereafter, upon the end of the SARS outbreak in China in June 2003, the Group resumed its advertising and promotion efforts and was able to catch up most of the anticipated sales volume in the second half of 2003, resulting in an overall satisfactory sales performance of mobile telephones during fiscal year 2003.

     In 2002, the revenue from the sale of mobile phones was Rmb 342 million, while the sale of mobile phones amounted to Rmb 1,694 million in 2003, representing an increase of Rmb 1,352 million. Net sales of indoor telephones were only Rmb 149 million, representing a decrease of Rmb 59 million.

     (ii) Gross Profit

     Analysis of our gross profit by product category for fiscal years 2003 and 2002 is as follows:

	Year ended December 31
	2003		2002
	Rmb’000%		Rmb’000%
Mobile telephones	235,044	96	45,538	209
Indoor telephones	9,623	4	(23,720)	(109)
Total	244,667	100	21,818	100

     Gross profit for fiscal year 2003 was Rmb 245 million (US$29.6 million), representing an increase of Rmb 223 million from Rmb 22 million in fiscal year 2002. The increase was mainly due to increased sales of mobile telephones which command a higher gross profit compared with indoor telephones. This also represents an overall increase in the average gross profit margin from 4.0% in 2002 to 13.3% in 2003. Gross profit margin of mobile phones in 2002 and 2003 was 13.4% and 13.9%, respectively, and was generally comparable. In 2002, the gross profit margin of the Group represented the gross profit earned on the manufacturing and sale of mobile phones to CECT, but in 2003, the gross profit margin represented the gross profit earned on the manufacturing and sale of mobile phones to mobile phone distributors and dealers. Since the mobile telephone market in China was very competitive with the presence of both local and overseas competitors, the Group was not able to sell its products at a very high price, resulting in maintaining a slight increase of 0.5% in gross profit margin in 2003.

     Nonetheless, the gross profit margin of indoor telephones generated a significant increase of 17.7% from a gross loss margin of 11.3% to a gross profit margin of 6.4%. The Group experienced keen competition in the indoor telephone market in China in 2002 that caused a reduction in our selling prices in order to maintain our market share. In 2003, the indoor telephone market was still competitive but the Group restructured its telephone operations and shifted its focus to research and development and distribution of value added products of higher quality, with a more fashionable look and multiple advanced functions, while containing the cost of its products. As such, the Group was able to sell its value added indoor telephones at a higher price to those customers looking for a better quality of telephones, resulting in a significant improvement in gross profit margin.

     (iii) Selling expenses

     Selling expenses increased by Rmb 69.6 million from Rmb 5.29 million for fiscal year 2002 to Rmb 74.89 million (US$9.05 million) for fiscal year 2003. The increase was predominantly attributable to:

     (a) the acquisition of CECT on February 8, 2003, which contributed to selling expenses of Rmb 65.98 million for fiscal year 2003 incurred by CECT, including advertising and promotion of Rmb 43.5 million, salaries of a sales team of 980 people with an aggregate amount of Rmb 12.3 million, as well as other selling expenses including transportation, travel and entertainment, samples and telecommunication expenses incurred by the sales representative offices; and

     (b) an increase of advertising expenditures for certain new model indoor telephones.

     (iv) General and administrative expenses

     General and administrative expenses decreased by Rmb 14.1 million from Rmb 68.2 million in fiscal year 2002 to Rmb 51.9 million (US$6.3 million) in fiscal year 2003. This decrease was mainly attributable to:

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

     (c) this is partly offset by the acquisition of CECT which contributed to the substantial increase in general and administrative expenses of Rmb 26.1 million incurred by CECT during the period from February 8, 2003 (date of acquisition of CECT) to December 31, 2003;

     (v) Research and development

     Research and development increased by Rmb 6.2 million from Rmb 0.45 million for fiscal year 2002 to Rmb 6.65 million (US$0.8 million) for fiscal year 2003. The increase was predominantly attributable to the acquisition of CECT on February 8, 2003, which contributed to significant increase in research and development on new mobile phone models.

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

     (xii) Equity in earnings of equity investees

     The Group’s share in the net income of an equity investee increased by Rmb 6.8 million from nil for fiscal year 2002 to Rmb 6.8 million (US$0.8 million) for fiscal year 2003. The increase was due to the acquisition of CECT during fiscal year 2003. CECT held a 50% equity interest in an affiliate, CEC Mobile Co, Ltd. (“CECM”). The Group’s effective ownership was a 26% equity interest in CECM. CECM is a limited liability company established in Mainland China on January 10, 2002 and is engaged in the production and sale of CDMA mobile phones.

     (xiii) Net Income (Loss) and Earnings (Loss) Per Share

     A net loss of Rmb 7.8 million (US$0.9 million) was recorded for fiscal year 2003, while net income of Rmb 16.5 million was recorded for fiscal year 2002. The difference of Rmb 24.3 million between fiscal years 2002 and 2003 was mainly due to the significant gain on sale of a subsidiary which amounted to Rmb 79 million in fiscal year 2002, partly offset by the following in fiscal year 2003:

(i)	increase in gross profit of Rmb 222.8 million and other income, net of Rmb 2.0 million;

(ii)	increase in selling expenses of Rmb 69.6 million;

(iii)	increase in in process research and development costs written off of Rmb 33.6 million;

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

B. LIQUIDITY AND CAPITAL RESOURCES.

     During fiscal year 2004, we were principally engaged in (i) the sales of telecommunication equipment, including cord and cordless indoor telephone sets, in Mainland China; and (ii) production and sales of mobile phones and accessories in Mainland China. We did not declare or pay dividends in fiscal year 2004.

     In summary, about Rmb 200.1 million (US$ 24.2 million) was used in operating activities, about Rmb 65.9 million (US$ 8.0 million) was provided by investing activities and about Rmb 284.4 million (US$ 34.4 million) was provided by financing activities during the year ended December 31, 2004. Consequently, cash and cash equivalents increased by Rmb 18.4 million (US$ 2.2 million) from Rmb 122.5 million (US$ 14.8 million) at the beginning to Rmb 140.9 million (US$ 17.0 million) at the end of year 2004.

     (i) Cash flows from operating activities

     There was a net operating cash outflow of Rmb 200.1 million (US$ 24.2 million) despite the net income of Rmb 22.9 million (US$ 2.8 million) for the fiscal year 2004. This was mainly attributable to a net increase in operating assets from fiscal year 2003 to fiscal year 2004, consisting primarily of an increase in accounts and bills receivable and inventories of Rmb 402.5 million and Rmb 144.1 million, respectively. This working capital increase relates to the planned expansion of activity in CECT which began towards the end of 2004, and to the introduction in 2004 of the “COSUN” brand mobile phones in HZQXCI, which handles their sales.

     The operating cash outflow was then partly offset by a decrease in prepaid expenses and an increase in accounts payable of Rmb 106.2 million and Rmb 126.1 million, respectively.

     (a) decrease in prepaid expenses of Rmb 106.2 million, since most of the high-end models of mobile phones were shipped to the Group and manufactured to meet the market demand towards the end of 2004, resulting in a decrease in prepaid expenses level accordingly; and

     (b) an increase in accounts payable of Rmb 126.1 million, mainly because of the planned expansion of activity in CECT which began towards the end of 2004.

     (ii) Cash flows from investing activities

     Net cash used in investing activities amounted to Rmb 65.9 million (US$ 8.0 million) during the year ended December 31, 2004. This was mainly due to the net cash outflow on capital expenditures relating to acquisitions of property, machinery and equipment and construction-in-progress amounting to Rmb 24.1 million and Rmb 49.8 million respectively during 2004.

     (iii) Cash flows from financing activities

     Net cash inflow from financing activities amounted to Rmb 284.4 million (US$ 34.4 million) for the year ended December 31, 2004. It was mainly attributed to the net increase in short-term borrowings during the year ended December 31, 2004 amounting to Rmb 260.7 million. As of December 31, 2004, our consolidated working capital was Rmb 426 million (US$51.5 million) as compared to Rmb 298 million (US$36.1 million) as of December 31, 2003.

     Historically, we have financed our operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 28% and 33% of our total assets as of December 31, 2003 and December 31, 2004, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit.

     As of December 31, 2004, the Group had banking facilities of approximately Rmb 954.3 million (US$115.3 million) for loans and trade financing, of which Rmb 700.2 million (US$84.6 million) were used as of that date.

Contractual Obligations and Commitments

     The Group has operating lease agreements for office premises, which extend through November 2007. Lease expense for the years ended December 31, 2002, 2003 and 2004 was approximately Rmb 1,422,000, Rmb 4,116,000 and Rmb 4,302,000, respectively. Future minimum lease payments as of December 31, 2004 under agreements classified as operating leases with non-cancelable terms amounted to approximately Rmb 4,143,000 (US$501,000) within one year, and approximately Rmb 5,177,000 (US$625,000) within two to five years.

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

     Revenue Recognition. The Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101: “Revenue Recognition in Financial Statements,” as amended by SAB No. 104 “Revenue Recognition”. SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Based on the above criteria our revenue is recognized at the time when the merchandise is shipped and title to the merchandise has passed to customers. Title to the merchandise may transfer to the customer when shipped or when received by the customer based on the specific agreement. We grant discounts or allowances on merchandise and account for these discounts and allowances as a deduction from sales. We evaluate our provisions for estimated discounts and allowances periodically based on historical trends. To date, we have not experienced any significant discounts and allowances. Any material increase in the level of returns could have a material and adverse effect on our consolidated financial statements.

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

     Goodwill. We adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. We completed our annual goodwill impairment test during the years ended December 31, 2003 and 2004 and determined that no adjustment to the carrying value of goodwill was required.

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

     We adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whereby intangible assets with finite useful lives are required to be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value. We completed our annual identifiable intangible assets impairment test during the years ended December 31, 2003 and 2004 and determined that no adjustment to the carrying value of identifiable intangible assets was required.

     Deferred Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes and tax bases of assets and liabilities in each of the jurisdictions in which we operate. This process involves us estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is more unlikely than likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a financial reporting period, we must include an expense with the tax provision in the statement of operations. The Company has recorded a 100% valuation allowance since the Company could not determine that it is more likely than not that the deferred tax asset will be realized.

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

Critical Accounting Policies: Adoption of New Accounting Policies

     (i) In December 2003, the FASB issued SFAS No. 132 (Revised) “Employer’s Disclosure About Pensions and Other Postretirement Benefits”. SFAS No. 132 (Revised) retains disclosure requirements in original SFAS 132 and requires additional disclosures relating to assets, obligations, cash flows and net periodic benefit cost. SFAS No. 132 (Revised) is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. The Group currently does not have any broad-based pension or postretirement benefit plans which require disclosure. Accordingly, the adoption of SFAS No. 132 (Revised) does not have a significant impact on the Group’s financial statements.

     (ii) In July and December 2003, the EITF published EITF Issue 03-9 “Interaction of Paragraphs 11 and 12 of FASB Statement No. 142 Regarding Determination of the Useful Life and Amortization of an Intangible Asset” (“EITF 03-9”). EITF 03-9 provides guidance in determining whether or not an intangible asset has an indefinite useful life and, if not, the appropriate useful life for the intangible asset. The Group has applied the provisions of EITF 03-9 in accounting for the acquisition of CECT in 2003.

     (iii) In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Those transition provisions are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Group’s consolidated financial statements.

     (iv) In December 2004, the FASB issued SFAS No.152, “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67”. SFAS No.152 amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 152 is not expected to have a material impact on the Group’s consolidated financial statements.

     (v) In December 2004, the FASB issued SFAS No. 153: “Exchanges of Nonmonetary Assets–an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Group’s consolidated financial statements.

     (vi) In December 2004, the FASB issued SFAS No.123-R, “Share-based Payment”, which requires the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements. That cost will be measured based on the estimated fair value of the equity or liability instruments issued. SFAS 123-R covers a wide range of share-based compensation arrangements including options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

     SFAS No. 123-R replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair value based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value based model of Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on preferable fair-value method.

     Publicly held companies that are not Small Business Issuers are required to apply SFAS No. 123-R at the beginning of their next fiscal year. Thus, the Company’s consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2004 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards. Management believes the adoption of this pronouncement will not have a material effect on our consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

Year ended December 31, 2004	Rmb	10,449,000
Year ended December 31, 2003	Rmb	6,649,000
Year ended December 31, 2002	Rmb	451,000

D. TREND INFORMATION.

Sales

     In the mobile phone business segment, we anticipate steadfast growth in 2005 and the years to come. With its strong in-house R&D capability and the cooperation with other top domestic and overseas players in the industry, CECT is bringing to the market, on average, two new models a month. In the spring of 2005, CECT launched a spring market campaign by introducing more than 16 models of new mobile phone products. We believe this could help us boost our sales revenue and also secure a larger market share of the mobile phone market in China. CECT’s proven advantage in market differentiation and its widely recognized reputation will continue to help it achieve the goal of being the top 5 among China’s local mobile phone companies. In addition, in 2005, the mobile division of HZQXCI that launched the COSUN-branded lower-end GSM mobile phone in the second half of 2004 is expected to make big progress in sales of mobile phones for its own account.

     CECT’s strength in R&D and production has drawn attention from outside China. We are now discussing producing mobile phones for some foreign clients and the anticipated mobile phone orders would also contribute to our sales growth in the subsequent years.

     In the indoor phone business segment, our focus in fiscal year 2005 remains to be R&D and the launching of more satisfactory value added products to satisfy the continuously improving consumption levels of Chinese people. We are confident that these relatively high-end phone products can continue to achieve significant growth in fiscal year 2005.

     Also, our diversification into other consumer electronics products will bring in additional revenue to the Group in the second half of 2005 and beyond.

     The new products launched in 2005 include the following:

1.	The enhanced mini PDA Mobile phones

2.	High-end multi-media mobile phones embedded with 1.3 million or 3 million pixel and MP3 players

3.	Sliding lid mobile phones and revolving camera phones

4.	Set-top-box products designed for digital cable TV service

5.	CDMA City-phones

     In addition, during fiscal year 2005, we continue to expand on our partnership relationships with international telecommunication terminal distributors, which already include Binatone, Unisonic (supplier of BellSouth), and Wal-Mart. We are convinced that the export of indoor telephones, especially 2.4 G and 5.8G cordless telephones, wireless fixed phones, will contribute considerable share to our sales growth of indoor telephones.

Gross Profit

     Our total gross profit margin percentage in fiscal year 2004 was approximately 11.1%. We achieved a gross profit margin of approximately 10.7% and 14.8% for sales of our mobile phone products and indoor phone products in 2004, respectively. On this basis, we anticipate that with the increase in sales revenue, the adjustment of product mix and stringent cost control, there will be corresponding growth in gross profit and profit ratio in both the mobile phone and the indoor phone business segments.

Production

     Our current total production capacity of mobile phones amounts to 2.5 million units per year. We plan to expand our production capacity on a gradual and cautious basis. In the event that our production cannot meet the market demand, we will apply OEM to guarantee supplying CECT brand and COSUN brand mobile phones for our clients. In the indoor phone segment, we will continue to subcontract all of the in-door phones orders to qualified manufacturers.

Prices

     There is keen price competition in the market of our products, especially for basic models, which are regarded as commodities because of the lack of difference between brands. In the indoor phone business segment, through continuous upgrade of our products, we expect to be able to maintain our sales price in 2005 at a level comparable to that in 2004. In the mobile phone business segment, the trend is for lower prices. However, when costs permit, a voluntary strategy of lower prices can sometimes be used to allow high end products to reach new segments in the market.

Inventory

     We forecast that our inventory value will increase in step with the increase in the scale of our business in 2005 in both the indoor phone and mobile phone business segments. Because of their short product life cycle, we do not want to keep huge volume of mobile phones as inventories as they will become obsolete within a short time. On the other hand, we need to maintain a certain level of inventories to meet customers’ demand of our products. We believe that our existing inventory level in relation to the scale of our business is optimal and we will continue to apply the existing strategy to plan our inventory level in 2005.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

     As of the December 31, 2004 balance sheet, we had the following known contractual obligations:

Capital commitments for purchase of property, machinery and equipment not provided for in the consolidated financial statements were analyzed as follows:

	2 0 0 4
	Rmb’000	US$’000
Capital expenditure authorized and contracted for:
- Construction of factory premises and staff quarter	40,184	4,855
- Purchase of land and buildings	63,275	7,646
- purchase of machinery and equipment	930	112
	104,389	12,613

Future minimum lease payments under a capital lease are as follows:

	2 0 0 4
	Rmb’000	US$’000
Payable during the following periods
- 2005	1,909	231
- 2006	1,909	231
- 2007	954	115
Total minimum lease payments	4,772	577
Less: Amount representing future interest	(997)	(121)

Present value of minimum lease payments	3,775	456
Less: Current portion	(1,510)	(182)
Non-current portion	2,265	274

Operating lease commitments

     We have operating lease agreements for office premises, which extends through 2008. At December 31, 2004, our future minimum lease payments required under non-cancelable operating leases with terms in excess of one year are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,
2005	4,143	501
2006	3,753	453
2007	837	101
2008	587	71
Total	9,320	1,126

     Lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately Rmb 1,422,000, Rmb 4,116,000 and Rmb 4,302,000, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT.

     Our senior management and directors are as follows:

Name	Age	Position
Rui Lin Wu	53	Chairman and Chief Executive Officer
Zhi Yang Wu	32	Vice Chairman and Secretary
Shi Jie	37	Executive Director
Albert Leung	48	Chief Financial Officer
Ze Yun Mu	39	Non-Executive Director
Zhu Ming	37	Non-Executive Director
Sonny Kwok Wing Hung	41	Non-Executive Director
Yi Hong Zhang	63	Non-Executive Director

     None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu.

     Mr. Rui Lin Wu is our chairman and chief executive officer. He is our founder and has over 15 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China. Mr. Wu also serves as the chairman of Qiao Xing Mobile Communication Co. and a director of CEC Telecom Co., Ltd. since February 2003.

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

     Mr. Sonny Kwok Wing Hung serves as a non-executive director since December 2004. Since November 2002, he has served as Assistant to Chairman of Man Sang International Ltd. (MSHI.OB), a US publicly listed jewelry company. From February 2000 to November 2002, Mr. Hung served as Vice President of Yorkshire Capital Limited, a Hong Kong-based investment banking firm. Previously, Mr. Hung served as Director of Corporate Development of Man Sang International from November 1996 to March 2000. From 1991 to 1997 he was in various senior positions with Dah Sing Bank, Hong Kong Bank. Mr. Hung received Bachelor degrees in Finance and Banking from San Francisco State University in 1989 and an MBA from Baptist University in Hong Kong in 1999.

     Mr. Yi Hong Zhang serves as a non-executive director since December 2004. Since 2004, he has served as senior advisor and independent director of Guangzhou Hualin Enterprise Group. From 2001 through 2003, Mr. Zhang was the standing deputy director of the leadership panel for technical assessment under the Guangdong Science and Technology Institute. From 2000 to 2001, he served as chairman and general manager of Guangdong Zhongping Yueke

Appraisal Co., Ltd. From 1994 to 1999, Mr. Zhang served as head of the Guangdong Science and Technology Appraisal Center.

B. COMPENSATION.

     The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2004 on an accrual basis, for services in all capacities, was Rmb 3,024,264 (US$365,399). During the fiscal year ended December 31, 2004 we contributed an aggregate amount of Rmb 22,365 (US$2,702) toward the pension plans of our directors and executive officers.

     We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chief executive officer at an annual salary of Rmb 1,266,840 (US$153,000). Mr. Wu’s remuneration package includes benefits with respect to a motor car.

C. BOARD PRACTICES.

     Each of our current directors except Sonny Kwok Wing Hung and Yi Hong Zhang was elected at our last annual meeting of shareholders held December 3, 2004 to serve a one-year term or until their successor is elected and qualified.

     There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

     Our board of directors has established an audit committee, which currently consists of Sonny Kwok Wing Hung (chairman of the audit committee), Yi Hong Zhang and Zhu Ming. Its functions are to:

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

D. EMPLOYEES.

     As of December 31, 2004 and giving effect to the staff of CECT, our majority owned subsidiary, we had a total of 975 full time employees, of which 10 are key management staff, 214 are engaged in sales and marketing, 121 are engaged in finance and administration, 380 are engaged in production and 250 are engaged in research and development. None of our employees is represented by a labor union and we believe that our employees’ relations are good.

E. SHARE OWNERSHIP.

     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of June 30, 2005 by:

•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	by each of our current executive officers and directors; and

•	by all current directors and executive officers as a group.

     As of June 30, 2005, we had 18,646,676 shares of our common stock issued and outstanding.

     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

Name of Beneficial Holder	Number		Percent
	Shares Beneficially Owned
Wu Holdings Limited	6,819,000	(1)	36.6
Rui Lin Wu	7,119,000	(1)	38.2
Zhi Yang Wu	250,000		1.3
Shi Jie	0		0
Albert Leung	0		0
Ze Yun Mu	0		0
Zhu Ming	0		0
Sonny Kwok Wing Hung	0		0
Yi Hong Zhang	0		0
All directors and executive officers as a group (8)	7,369,000		39.5

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman.

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

     As of December 31, 2004, all 2,000,000 options had been exercised and no options to purchase shares of our common stock under the Plan remained outstanding.

Other Options and Warrants Outstanding

     As of June 30, 2005, the following additional options and warrants to purchase shares of our common stock were outstanding:

•	warrants to purchase an aggregate of 30,000 shares of common stock at $8.50 per share at any time until December 23, 2009 which we granted to a research service firm in December 2004 in connection with a research service agreement

•	warrants to purchase an aggregate of 375,000 shares of common stock at $9.86 per share at any time until February 17, 2010 which we granted to two accredited investors and the placement agent and finders in February 2005 in connection with a stock purchase agreement

•	warrants to purchase an aggregate of 130,000 shares of common stock at $9.86 per share at any time until April 13, 2010 which we granted to three accredited investors and two finders in April 2005 in connection with a stock purchase agreement

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

     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.

B. RELATED PARTY TRANSACTIONS.

Name and relationship of related parties:

Name of related parties	Existing relationship with the Company

Mr. Zhi Jian Wu Li	The major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li
Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li
Mr. Jie Shi	Director
Mr. Ming Zhu	Non-executive independent director (appointed on January 2, 2003)
Mr. Ze Yun Mu	Non-executive independent director (appointed on September 15, 2003)
Mr. Zhong Ai Li	Director (resigned on January 2, 2003)
Mr. Guo Liang Zhang	Director (resigned on January 2, 2003)
Ms. Liu Rong Yang	Director (resigned on September 15, 2003)
Mr. Zhi Fang Zhang	Director (resigned on January 2, 2003)
Mr. Zi Shu Huang	Director (resigned on January 2, 2003)
Wu Holdings Limited	Intermediate holding company

Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Jia Xing Electronic Supplies Company Limited	Common director
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder
Qiao Xing Properties Limited	Common director
Rui Xing Electronic Development Company Limited	Common director
Shanghai Sunplus Communication Technology Company Limited	Common director until September 2004
Dalian Yu Tian Ocean Biochemistry Technology Company Limited	Common director
Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A company 5% owned by QXGL

Shenzhen Tianna I/E Trade Company Limited	A company 90% owned by QXGL
CEC Wireless R&D Limited (“CECW”)	CECT and CECW have common owners
Beijing China Electronics Changsheng Investment Management Company Limited	Minority owner of CECT is a shareholder
China Electronics Beijing Real Estate Management Co., Ltd.	Minority owner of CECT is a shareholder
China Electronics Corp.	Minority owner of CECT
China National Electronics Import & Export Corporation	Minority owner of CECT is a shareholder
Goldcellcom Co., Ltd	Minority owner of CECT is a shareholder
Wuhan Zhongyuan Electronics Group Co., Ltd.	Minority owner of CECT is a shareholder
Shenzhen SED Trade Co., Ltd.	Common owner
Wuhan Zhongyuan Qi Xing Co., Ltd.	Common owner

     Summary of related party transactions is as follows:

	2 0 0 2	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	Rmb’000	US$’000
Operating lease rentals charged by - China Electronics Corp	—	2,049	2,743	331

Property management fees paid and payable to - China Electronics Beijing Real Estate Management Co., Ltd	—	788	971	117
- QXGL	—	34	68	8

Interest income from CEFCL	—	1,851	—	—

Rental income from
-QXGL	327	—	—	—
-CECM	—	1,103	1,110	134

Research and development fee paid to CECW	—	—	391	47

Commission paid and payable to CECW	28,200	5,181	—	—

Purchases from
-Qiao Xing Development Limited	10,061	34	3,290	398
-Rui Xing Electronic Development Company Limited	9,214	—	—	—
-Shanghai Sunplus Communication Technology Company Limited	—	24,366	354,368	42,816
-Shenzhen Tianna I/E Trade Company Limited	—	13,005	103,379	12,490

Sales to
-CECT *	344,458	26,821	—	—
-CECM	—	238,857	17,536	2,119
-Calilee	—	611,281	293,097	35,413
-Goldcellcom Co., Ltd	—	7,980	—	—

*	Sales to CECT after February 8, 2003 have been eliminated on the consolidated statement of operations for 2003.

Summary of related party balances is as follows:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Due from
- Exquisite Jewel Limited	6	6	1
-China National Electronics Import & Export Corporation	1	1	—
-China Electronics Beijing Real Estate Management Co., Ltd	4	34	4
-Wuhan Zhongyuan Electronics Group Co., Ltd	120	120	15
-CEFCL	7,030	7,030	849
-Wu Holdings Limited	24	24	3

	7,185	7,215	872

Due to
-Beijing China Electronics Changsheng Investment Management Company Limited	3,532	3,481	420
-China Electronics Corp.	969	734	89
-Goldcellcom Co., Limited	40	5,839	705
-Dalian Yu Tian Ocean Biochemistry Technology Company Limited	10,000	—	—
-QXGL	—	700	85
-Shenzhen SED Trade Co.,Ltd	—	31	4
-Wuhan Zhong Yuan Qi Xing Co.,Ltd	—	3
-Mr Rui Lin Wu	471	14,758	1,783
-Mr. Jie Shi	83	166	20
-Mr. Ming Zhu	3	7	1
-Mr. Ze Yun Mu	1	5	1
-Mr. Guo Liang Zhang	146	—	—
- Ms. Liu Rong Yang	11	—	—
-Ms. Zhi Fang Zhang	10	—	—
-Mr. Zi Shu Huang	10	—	—
-Mr. Zhong Ai Li	218	—	—

	15,494	25,724	3,108

Accounts receivable from
-CECM	32,225	32,111	3,880
-Calilee	40,556	35,765	4,321

	72,781	67,876	8,201

Vendor deposits for the purchase of mobile phones -Shanghai Sunplus Communication Technology Company Limited	256,856	205,565	24,837
-Shenzhen Tianna I/E Trade Company Limited	51,179	—	—

	308,035	205,565	24,837

Deposits for the purchase of land from QXGL	—	8,000	967

Accounts payable to Shenzhen Tianna I/E Trade Company Limited	—	7,263	877

Except for the balances with the shareholders (Note 24), all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms.

Loans from shareholders were unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants

Limited, the Company’s shareholders, and were non-interest bearing. The lenders have agreed not to make demand on the Group for repayment before January 1, 2006.

During the year ended December 31, 2003, QXGL and China Electronics Corp. provided corporate guarantees to the Group’s banking facilities to the extent of Rmb320,000,000 and Rmb 50,000,000 respectively.

During the year ended December 31, 2004, QXGL and China Electronics Corp. provided corporate guarantees to the Group’s banking facilities to the extent of Rmb730,000,000 and Rmb 50,000,000 respectively.

C. INTERESTS OF EXPERTS AND COUNSEL.

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

     The Consolidated Financial Statements are filed in this annual report as Item 18.

     Export sales do not constitute a significant portion of our total sales volume.

     There are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar procedures and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. We are not aware of any material governmental proceedings pending or known to be contemplated.

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

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

     Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol “XING.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock since its listing on The Nasdaq National Market on February 16, 1999 as reported by Nasdaq:

Period	High	Low
Year ended December 31, 2000	$52.31	$3.38
Year ended December 31, 2001	$6.63	$1.79
Year ended December 31, 2002	$5.58	$0.77
Year ended December 31, 2003	$14.33	$1.90
Year ended December 31, 2004	$14.98	$6.50

Quarter ended March 31, 2003	$3.39	$1.90
Quarter ended June 30, 2003	$13.03	$2.19
Quarter ended September 30, 2003	$14.33	$6.00
Quarter ended December 31, 2003	$10.97	$8.04
Quarter ended March 31, 2004	$14.98	$9.55
Quarter ended June 30, 2004	$11.95	$7.88
Quarter ended September 30, 2004	$10.48	$6.50
Quarter ended December 31, 2004	$11.20	$7.64
Quarter ended March 31, 2005	$8.50	$5.55
Quarter ended June 30, 2005*	$7.37	$5.04

Month ended December 31, 2004	$9.20	$8.15
Month ended January 31, 2005	$8.50	$7.34
Month ended February 28, 2005	$8.21	$6.66
Month ended March 31, 2005	$7.01	$5.55
Month ended April 30, 2005	$6.04	$5.05
Month ended May 31, 2005	$6.88	$5.04
Month ended June 30, 2005*	$7.37	$6.81

*	Through June 29, 2005

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

          The documents concerning our company which are referred to in this annual report may be inspected at our principal executive offices at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China 516023.

I.	SUBSIDIARY INFORMATION.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Our primary risk exposures arise from changes in interest rates and foreign currency exchange rates.

          As of December 31, 2004, our aggregate bank loans, at various fixed interest rates, amounted to Rmb 360.8 million (US$43.6 million). Due to the stable interest rate in the PRC, we do not believe that material risk on interest rates exists.

          For the year ended December 31, 2004, about 98% of our products were sold in Mainland China and the great majority of our sales income are denominated in Rmb. Our major expenses are also denominated in Rmb. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates.

          Although we cannot accurately determine the precise effect of inflation on our operations, due to the stable economy of China, we do not believe inflation has had a material effect on our sales or results of operations.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

          We carried out an evaluation, under the supervision and with the participation of our chairman and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of our fiscal year pursuant to Exchange Act Rule 13(a)-14(c). Based on this evaluation, which will be used as input for further improvement actions, they concluded that our disclosure controls and procedures are effective in timely alerting them to material information about Qiao Xing Universal Telephone, Inc. and its consolidated subsidiaries required to be included in our SEC filings.

          Additionally, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation. We have not identified any significant deficiencies or material weaknesses in our internal controls and, therefore, there were no corrective actions taken.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          Our Board of Directors has determined that we currently have two audit committee financial experts serving on our audit committee, both of whom are “independent” as defined by the Nasdaq Stock Market listing standards: Sonny Kwok Wing Hung and Yi Hong Zhang.

ITEM 16B. CODE OF ETHICS

          We have adopted a code of ethics that applies to all of our employees, including our chief executive officer and our chief financial officer.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $220,000 for the fiscal year ended December 31, 2004 and $260,000 for the fiscal year ended December 31, 2003.

(b) Audit — Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were $0 for the fiscal year ended December 31, 2004 and $0 for the fiscal year ended December 31, 2003.

(c) Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $0 for the fiscal year ended December 31, 2004 and $0 for the fiscal year ended December 31, 2003.

(d) All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item, were $6,000 for the fiscal year ended December 31, 2004 and $0 for the fiscal year ended December 31, 2003.

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

          Our audit committee approved the engagement of Grobstein, Horwath & Company to render audit and non-audit services before they were engaged by us.

          All of the services described in each of paragraphs (b) through (d) of this Item were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

(f). Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

          None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

          None.

PART III

ITEM 17. FINANCIAL STATEMENTS

          Not applicable.

ITEM 18. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders and Board of Directors

Qiao Xing Universal Telephone, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Telephone, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Universal Telephone, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

GROBSTEIN, HORWATH & COMPANY LLP

Sherman Oaks, California
June 30, 2005

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

	Note	2 0 0 3	2 0 0 4
		Rmb’000	Rmb’000	US$’000
				(Note 4)
ASSETS

Current assets:
Cash and cash equivalents		122,466	140,890	17,023
Restricted cash	34	85,189	105,640	12,764
Bills receivable		19,836	238,372	28,801
Accounts receivable, net	5	254,951	438,963	53,037
Inventories	6	149,287	293,407	35,451
Prepaid expenses	7	387,224	281,057	33,958
Other current assets	8	7,083	7,147	863
Receivable from sale of an equity investee	10	—	50,400	6,090
Taxation receivable	27	10,310	—	—
Due from related parties	35	7,185	7,215	872

Total current assets		1,043,531	1,563,091	188,859

Property, machinery and equipment, net	12	98,305	107,162	12,948
Construction-in-progress	13	1,184	50,934	6,154
Land use rights, net	14	187,111	182,667	22,070
Other non-current assets	15	822	12,610	1,524
Investment at equity	16	37,214	3,321	401
Investments at cost	17	14,965	22,599	2,730
Goodwill	18	72,088	72,088	8,710
Other acquired intangible assets, net	19	112,741	95,751	11,569

Total assets		1,567,961	2,110,223	254,965

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	20 & 34	439,472	700,186	84,599
Accounts payable		177,373	303,110	36,623
Other payables	21	14,630	1,565	189
Accrued liabilities	22	20,069	33,888	4,094
Deposits received		8,884	7,399	894
Deferred revenues		68,336	61,117	7,384
Capital lease obligations, current portion	23	1,510	1,510	183
Due to related parties	35	15,494	25,724	3,108
Taxation payable	27	—	2,429	294

Total current liabilities		745,768	1,136,928	137,368

Capital lease obligations, non-current portion	23	3,776	2,265	274
Shareholders’ loans	24	8,163	8,163	986

Total liabilities		757,707	1,147,356	138,628

Minority interests		232,833	283,650	34,272

Commitments and Contingencies (Note 31)
Shareholders’ equity:
Common stock, par value Rmb0.008 (equivalent of US$0.001); authorized 50,000,000 shares; outstanding and fully paid - 15,537,718 shares as of December 31, 2003 and 16,645,176 shares as of December 31, 2004	26	129	138	17
Additional paid-in capital		366,246	445,089	53,777
Retained earnings		211,842	234,716	28,359
Cumulative translation adjustments		(796)	(726)	(88)

Total shareholders’ equity		577,421	679,217	82,065

Total liabilities, minority interests and shareholders’ equity		1,567,961	2,110,223	254,965

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Note	2 0 0 2	2 0 0 3	2 0 0 4
		Rmb’000	Rmb’000	Rmb’000	US$’000
					(Note 4)
Net sales	35	549,967	1,843,282	2,019,081		243,953
Cost of goods sold	35	(528,149)	(1,598,615)	(1,795,482)		(216,937)

Gross profit		21,818	244,667	223,599		27,016

Operating expenses:
Selling expenses		(5,286)	(74,885)	(27,873)		(3,368)
General and administrative expenses	37	(68,233)	(51,885)	(67,326)		(8,135)
Research and development		(451)	(6,649)	(10,449)		(1,262)
In process research and development		—	(33,579)	—		—
Amortization of acquired intangible assets	19	—	(42,192)	(16,990)		(2,053)
Stock-based compensation	25&26.b	—	(26,929)	(32,736)		(3,955)

(Loss) Income from operations		(52,152)	8,548	68,225		8,243

Interest income	37	1,070	3,045	492		59
Exchange loss, net		—	—	—		—
Interest expense		(17,867)	(18,985)	(27,060)		(3,269)
Gain on sale of a subsidiary	9	79,050	—	—		—
Gain on sale of equity investee	11	—	—	41,465		5,010
Other income, net		124	2,088	1,597		193

Income (Loss) before income tax		10,225	(5,304)	84,719		10,236

Provision for income tax	27	—	—	(10,404)		(1,257)

Income (Loss) before minority interests		10,225	(5,304)	74,315		8,979

Minority interests		6,248	(9,228)	(50,817)		(6,140)
Equity in earnings of equity investees	16	—	6,802	(624)		(75)

Net Income (Loss)		16,473	(7,730)	22,874		2,764

Other comprehensive (loss) income translation adjustments		(61)	(746)	70		8

Comprehensive income (loss)		16,412	(8,476)	22,944		2,772

Earnings (Loss) per common share
-Basic	29	Rmb 1.12	Rmb (0.50)	Rmb 1.39	US$	0.17

-Diluted	29	Rmb 0.95	Rmb (0.50)	Rmb 1.38	US$	0.17

Weighted average number of shares outstanding
-Basic	29	14,685,000	15,420,000	16,443,000		16,443,000

-Diluted	29	17,390,000	15,420,000	16,559,527		16,559,527

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	2 0 0 2	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	Rmb’000	US$’000
				(Note 4)
Cash flows from operating activities:

Net income (loss)	16,473	(7,730)	22,874	2,764

Adjustments to reconcile net income (loss) to net cash used in operating activities -

Depreciation of property, machinery and equipment	13,243	8,995	12,105	1,463

Amortization of land use rights	5,008	4,094	4,097	495

Amortization of other acquired intangible assets	—	42,192	16,990	2,053

Bad debt expenses	—	772	5,617	679

In process research and development	—	33,579	—	—

Net loss on disposal of property, machinery and equipment	2,660	195	100	12

Stock-based compensation	—	26,929	32,736	3,955

Interest expense on shareholders’ loans	478	478	478	58

Gain on sale of a subsidiary	(79,050)	—	—	—

Gain on sale of equity investee	—	—	(41,465)	(5,010)

Minority interests	(6,248)	9,228	50,817	6,140

Equity in earnings of equity investees	—	(6,802)	624	75

(Increase) Decrease in operating assets -

Accounts receivable	(26,023)	(221,466)	(189,629)	(22,913)

Bills receivable	—	(2,431)	(218,536)	(26,404)

Inventories	17,023	172,156	(144,120)	(17,413)

Prepaid expenses	(60,156)	(158,525)	106,167	12,828

Other current assets	(63,205)	35	(64)	(8)

Deferred income tax assets	9,787	—	—	—

Taxation receivable	—	55,695	10,310	1,246

Due from related parties	3,338	3,922	(30)	(4)

(Decrease) Increase in operating liabilities -

Accounts payable	(1,334)	62,436	126,084	15,234

Other payables	66,314	(2,293)	(13,065)	(1,579)

Accrued liabilities	11,335	(5,491)	13,819	1,670

Deposits received	—	—	(1,485)	(179)

Deferred revenues	—	(294,143)	(7,219)	(872)

Taxation payable	13,754	(5,264)	2,429	293

Due to related parties	20,406	(23,965)	10,230	1,235

Net cash used in operating activities	(56,197)	(307,404)	(200,136)	(24,181)

	2 0 0 2	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	Rmb’000	US$’000
				(Note 4)
Cash flows from investing activities:

Acquisitions of property, machinery and equipment	(9,759)	(44,599)	(24,071)	(2,908)

Decrease (Increase) in non-current assets	4,728	944	(11,788)	(1,425)

Net cash (outflow) inflow from acquisition of subsidiaries (Note 33.d)	(180,000)	38,369	—	—

Net cash (outflow) inflow from sale of a subsidiary (Note 33.c)	(6,927)	210,000	—	—

Net cash inflow from sale of equity investee (Note 33.e)	—	—	21,600	2,610

Capital contribution in an equity investee	—	—	(4,900)	(592)

Expenditures on construction-in-progress	—	(1,184)	(49,750)	(6,011)

Payment of land use rights	(2,140)	—	—	—

Proceeds from disposal of property, machinery and equipment	1,628	—	3,009	363

Decrease in due from related parties	56,300	—	—	—

Net cash (used in) provided by investing activities	(136,170)	203,530	(65,900)	(7,963)

Cash flows from financing activities:

Increase in restricted cash	(161,657)	(44,207)	(20,451)	(2,471)

New short-term borrowings	585,967	720,791	1,353,372	163,520

Repayment of short-term borrowings	(325,550)	(461,319)	(1,092,658)	(132,019)

Contribution from minority shareholder	67,000	1,274	—	—

New long-term borrowings	30,000	—	—	—

Repayment of capital lease obligation	—	(1,311)	(1,511)	(183)

Net proceeds from exercise of options and warrants	—	910	45,638	5,514

Net cash provided by financing activities	195,760	216,138	284,390	34,361

Effect of translation adjustments	(61)	(746)	70	9

Net increase in cash and cash equivalents	3,332	111,518	18,424	2,226

Cash and cash equivalents, beginning of year	7,616	10,948	122,466	14,797

Cash and cash equivalents, end of year	10,948	122,466	140,890	17,023

Supplemental disclosure of cash flow information

(Note 33.a and b)

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES CONSOLIDATED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

							Accumulated
							other
							comprehensive
							income (loss) -
		Common stock					cumulative
		Number of		Additional	Dedicated	Retained	translation
	Note	shares	Amount	paid-in capital	reserves	earnings	adjustments
		’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Balance as of December 31, 2001		14,282	118	324,219	10,541	192,558	11

Issue of shares to external consultants	25	1,000	9	13,234	—	—	—

Net income		—	—	—	—	16,473	—

Shareholders’ contribution	24	—	—	478	—	—	—

Transfer from dedicated reserves to retained earnings	28	—	—	—	(10,541)	10,541	—

Translation adjustments		—	—	—	—	—	(61)

Balance as of December 31, 2002		15,282	127	337,931	—	219,572	(50)

Issue of shares to warrant/option holders	25	256	2	908	—	—	—

Recognition of compensation expense	26	—	—	26,929	—	—	—

Net loss		—	—	—	—	(7,730)	—

Shareholders’ contribution	24	—	—	478	—	—	—

Translation adjustments		—	—	—	—	—	(746)

Balance as of December 31, 2003		15,538	129	366,246	—	211,842	(796)

Issue of shares to option holders	26	995	8	45,300	—	—	—

Issue of shares to warrant holders	26	12	—	330	—	—	—

							Accumulated
							other
							comprehensive
							income (loss) -
		Common stock					cumulative
		Number of		Additional	Dedicated	Retained	translation
	Note	shares	Amount	paid-in capital	reserves	earnings	adjustments
		Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Recognition of compensation expense	25	100	1	32,735	—	—	—

Net income		—	—	—	—	22,874	—

Shareholders’ contribution	24	—	—	478	—	—	—

Translation adjustments		—	—	—	—	—	70

Balance as of December 31, 2004		16,645	138	445,089	—	234,716	(726)

Balance as of December 31, 2004 (in USD’000)			17	53,777	—	28,359	(88)

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND NATURE OF OPERATIONS

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

On June 30, 2004, CECT sold its 40% shareholding in CEC Mobile Co., Ltd. (“CECM”) to Bejing Lian Sheng Tong Investment Management Co., Ltd, an independent third party, for cash consideration of Rmb 72,000,000. Thereafter, CECT’s shareholding interest in CECM has been reduced to 10%.

Pursuant to an Agreement dated December 10, 2003, CECT and [Minji Diantong Malaysia Co., Ltd.] formed a sino-foreign joint venture named Suzhou Minji CEC Telecom Co., Ltd. on January 13, 2004 whereby CECT invested in Rmb 4,900,000, representing 49% shareholding interest in Suzhou Minji CEC Telecom Co., Ltd (“SMCECT”).

On June 30, 2004, Hui Zhou Qiao Xing Communication Industry Limited (“QXCI”), a subsidiary of the Company, entered into an agreement with CEC to acquire an additional 25% of equity interest in CECT from CEC for an aggregate consideration of Rmb 75,000,000. All Agreements are governed by, and constructed in accordance with, the Mainland Chinese Law.

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

Concentration of credit risk

The Group performs ongoing credit evaluations of each customer’s financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s expectations. As of December 31, 2004, the Group’s five largest accounts receivable accounted for approximately 63% of the Group’s total accounts receivable.

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

2. SUBSIDIARIES AND EQUITY JOINT VENTURES

Details of the Company’s subsidiaries and equity joint ventures as of December 31, 2004 were as follows:

		Percentage of
		equity interest
	Place of	attributable to the
Name	incorporation	Group		Principal activities
		2003	2004
Hui Zhou Qiao Xing Communication Industry	Mainland China	90%	90%	Manufacturing of GSM
Limited (“QXCI”)			Note i	mobile phones and
				sales of indoor phones

Hui Zhou Qiao Xing Property Limited	Mainland China	90%	90%	- Property holding
(“QXPL”)			Note ii

Qiao Xing Mobile Communication Company	BVI	80%	90%	Investment holding
Limited (“QXMCCL”)			Note iii

Qiao Xing Communication Holdings	BVI	100%	100%	Investment holding
Limited			Note iv

CEC Telecom Co., Ltd.	Mainland China	52%	52%	Production and sales of mobile
(“CECT”)			Note v	phones and accessories

Beijing Jinxin Hengtong Technology	Mainland China	46.8%	46.8%	Production of mobile
Company Limited (“BJHTCL”)			Note vi	phones and accessories

Beijing Zhongdian Songda Consumer	Mainland China	52%	—
Communications Products Service			Note vii	Provision of mobile
Company Limited (“BJZDSD”)				phone repair and
				maintenance services

Notes –

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

vi. Beijing Jinxin Hengtong Technology Company Limited was established in Mainland China on February 26, 2001 to be operated for a term of 30 years until February 25, 2031. The Group’s interest in BJHTCL is held through CECT which in turn holds 90% of the issued capital of BJHTCL. BJHTCL’s registered capital is Rmb1,000,000 which was fully paid up. During the years ended December 31, 2003 and 2004, BJHTCL were dormant.

vii. Beijing Zhongdian Songda Consumer Communications Products Services Company Limited was established in Mainland China on June 4, 2001 to be operated for a term of 10 years until June 3, 2011. The Group’s interest in BJZDSD was held through CECT which in turn holds 100% of the issued capital of BJZDSD. BJZDSD’s registered capital was Rmb2,000,000 which was fully paid up. BJZDSD was de-registered in 2003.

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

d. Inventories

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

e. Property, machinery and equipment and construction-in-progress

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

The Group tests its investment in long-lived assets, including property, machinery and equipment and amortizable intangible assets, for recoverability whenever events or changes in circumstances indicate the net carrying amount may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business, a significant decrease in the benefits realized from an acquired business. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its fair value. If a readily determinable market price does not exist, fair value is estimated using discounted expected cash flows attributable to the assets.

Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

f. Land use rights

     Land use rights are stated at the amount of the prepayment less accumulated amortization. Land use rights expense is recognized ratably over the lease term of 48 to 51 years.

g. Investment at equity

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

h. Investment at cost

Investments in which the Group does not have control or significant influence are carried at cost less impairment for decline in value that are deemed other than temporary. Income from investments is accounted for to the extent of dividends received and receivable.

i. Goodwill

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

The Group completed its annual goodwill impairment test during the year ended December 31, 2004 and determined that no adjustment to the carrying value of goodwill was required.

j. Other acquired intangible assets

Other acquired intangible assets are required to be determined separately from goodwill based on the assets’ fair value. The Group adopted SFAS No. 141, “Business Combinations”. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. SFAS No. 141 specifically excludes an assembled workforce acquired in a business combination from recognition apart from goodwill.

With the adoption of SFAS No. 142, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives.

The Group adopted SFAS No. 144 which requires that intangible assets to be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

The Group completed its annual other acquired intangible assets impairment test during the year ended December 31, 2004 and determined that no adjustment to the carrying value of other acquired intangible assets was required.

k. Sales recognition

     The Group recognizes sales in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”. Sales represent the invoiced value of goods, net of value added tax (“VAT”), any discounts, returns, price guarantees supplied to customers, and are recognized upon delivery of goods and passage of title.

     Sales represent the invoiced value of goods, net of value-added tax (“VAT”), supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers. The liability for sales returns and price guarantees is estimated based on historical rates.

     All of the Group’s sales made in Mainland China are subject to Mainland Chinese value-added tax at a rate of 17% (“output VAT”). Such output VAT is payable after offsetting VAT paid by the Group on purchases (“input VAT”).

l. Shipping and Handling Costs

The Company has adopted EITF 00-10 “Accounting for Shipping and Handling Costs” and has recorded its shipping and handling costs as a component of cost of sales.

m. Advertising costs

     Costs incurred for producing and communicating advertising are charged to expense when incurred.

n. Leases

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

o. Research and development expenditures

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

r. Income taxes

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

s. Segment information

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

t. Foreign currency translation

     The Company’s functional currency is the United States dollar (US$) as a majority of its financing and cash is denominated in US$. All other companies within the Group consider Renminbi (“Rmb”) to be their functional currency as most of their business activities are based in Renminbi. Aggregate (loss) gain from foreign currency transactions are included in the consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004, respectively.

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

u. Comprehensive income

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

v. Earnings (loss) per common share

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

w. Financial instruments

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

     The carrying amounts for cash and bank deposits, pledged bank deposits, accounts receivable, short-term borrowings, accounts payable, other payables, accrued liabilities and customer deposits approximate their fair values because of the short maturity of those instruments.

x. Reclassifications

Certain reclassifications have been made to the prior years financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

y. Recently issued accounting standards

     (i) In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF 03-1; however, the disclosure requirements remain effective and have been adopted by the Company (see Note 6. Short-term investments). The Company will evaluate the effect, if any, of EITF 03-1 when final guidance is released.

     (ii) In September 2004, the EITF Issue No. 04-08, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share.” (“EITF 04-08”) was issued stating that contingently convertible debt should be included in diluted earnings per share computations regardless of whether the market price trigger has been met. This Issue is effective for reporting periods ending after December 15, 2004. The Company adopted EITF 04-08 in the three months ended December 31, 2004 and applied retroactively to all prior periods. The retroactive application of EITF 04-08 resulted in a reduction of $0.02 to the diluted earnings per share for the quarter ended September 30, 2004, and had no impact to the diluted earnings per share for all other prior periods.

     (iii) In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, an amendment of Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Those transition provisions are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Group’s consolidated financial statements.

     (iv) In December 2004, the FASB issued SFAS No.152, “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67”. SFAS No.152 amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2.. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of SFAS No.152 is not expected to have a material impact on the Group’s consolidated financial statements.

     (v) In December 2004, the FASB issued SFAS No. 153: “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Group’s consolidated financial statements.

     (vi) In December 2004, the FASB issued SFAS No.123 – R, “Share-based Payment”, which requires the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements That cost will be measured based on the estimated fair value of the equity or liability instruments issued. SFAS 123-R covers a wide range of share-based compensation arrangements including options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

SFAS No. 123-R replaces SFAS 123 No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. As originally issued, SFAS No. 123 established as preferable a fair value based method of accounting for share – based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value based model of Opinion 25, provided that the financial statements disclosed the pro forma net income or loss based on preferable fair-value method.

Publicly held companies that are not Small Business Issuers are required to apply SFAS No. 123-R at the beginning of their next fiscal year. Thus, the Company’s consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2004 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards. Management believes the adoption of this pronouncement will not have material effect on our consolidated financial statements.

4. CONVENIENCE TRANSLATION

Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 31, 2002, 2003 and 2004 of US$1.00 = Rmb 8.28, Rmb 8.2767 and Rmb 8.2765 respectively. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

5. ACCOUNTS RECEIVABLE

Accounts receivable consists of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Trade receivables

- related parties (Note 33)	72,781	67,876	8,201

- third parties	182,942	377,476	45,608

	255,723	445,352	53,809

Less: Allowance for doubtful accounts	(772)	(6,389)	(772)

Accounts receivable, net	254,951	438,963	53,037

Changes in the allowance for doubtful accounts were as follows:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Beginning of year	—	772	93

Increase in allowance for doubtful accounts	772	5,617	679

End of year	772	6,389	772

6. INVENTORIES

     Inventories consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Raw materials	35,187	153,952	18,601

Finished goods	114,100	139,455	16,850

	149,287	293,407	35,451

7. PREPAID EXPENSES

Prepaid expenses consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Vendor deposits for the purchase of mobile phones

- related parties (Note 33)	308,035	205,565	6,063

- third parties	69,494	50,178	24,837

	377,529	255,743	30,900

Prepaid design fees	9,612	23,817	2,878

Other	83	1,497	180

	387,224	281,057	33,958

8. OTHER CURRENT ASSETS

Other current assets consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Advances to staff	3,836	2,951	357

Advances to others	1,200	2,039	246

Rental and utility deposits	395	422	51

Other	1,652	1,735	209

	7,083	7,147	863

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

As of December 31, 2002, the condensed historical balances of QXHL’s assets and liabilities that were sold consisted of:

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

As a result of the sale transaction, a gain on disposal of RMB79,050,000 was recognized for the year ended December 31, 2002. The calculation of the gain on sale of a subsidiary is set out as follows:

Rmb’000
Consideration	210,000

Net book value of assets sold and liabilities assumed	(125,070)

Minority interests sold	(5,880)

Gain on sale of a subsidiary	79,050

10. RECEIVABLE FROM SALE OF AN EQUITY INVESTEE

Receivable from sale of an equity investee consists of:

	2 0 0 4
	Rmb’000	US$’000
Consideration receivable from Beijing Lian Sheng Tong
Investment Management Ltd., the purchaser	50,400	6,090

The outstanding consideration receivable has not been settled as of the date of issuance of the consolidated financial statements as it is not yet due for settlement (Note 11).

11. SALE OF AN EQUITY INVESTEE

Effective on June 30, 2004, CECT has sold its 40% shareholding in CEC Mobile Co., Ltd. (“CECM”) to Beijing Lian Sheng Tong Investment Management Co., Ltd, an independent third party, for cash consideration of Rmb 72,000,000. Thereafter, CECT’s shareholding interest in CECM has been reduced to 10%.

The consideration for the sale of the 40% share was Rmb72,000,000 and the payment schedule was as follows:

Settlement Date	Rmb’000
Before July 12, 2004	21,600

Before July 15, 2005	36,000

Before August 30, 2005	14,400

72,000

As a result of the sale transaction, a gain on sale of RMB 41,465,000 was recognized during the year ended December 31, 2004. The calculation of the gain on sale of an associate is set out as follows:

Rmb’000
Consideration	72,000

Share of net assets value of CECM disposed of as of June 30, 2004	(30,535)

Gain on sale of an associate	41,465

As of June 30, 2004, the condensed historical balances of CECM’s assets and liabilities that were sold consisted of:

(unaudited)
Rmb’000
Total current assets	256,531

Property, plant and equipment	2,246

Total current liabilities	(182,439)

Total net assets	76,338

Percentage of CECM disposed of	40%

Share of net assets value of CECM disposed of as of June 30, 2004	30,535

12. PROPERTY, MACHINERY AND EQUIPMENT

Property, machinery and equipment consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Buildings	39,110	39,352	4,755

Leasehold improvements	6,728	8,375	1,012

Machinery, equipment and software	72,506	89,666	10,834

Furniture and office equipment	7,309	7,655	925

Motor vehicles	3,936	3,397	410

	129,589	148,445	17,936

Less: Accumulated depreciation and amortization	(31,284)	(41,283)	(4,988)

Property, machinery and equipment, net	98,305	107,162	12,948

Machinery, equipment and software with cost of Rmb7,551,000 (US$912,000) and accumulated depreciation and amortization of Rmb2,743,000 (US$331,000) as of December 31, 2004 were held under capital lease obligations.

13. CONSTRUCTION-IN-PROGRESS

Construction-in-progress represents leasehold land, construction costs for factory and staff quarters and machinery pending installation.

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Construction costs for factory and staff quarters	1,184	50,934	6,154

No interest has been capitalized in the construction-in-progress as of December 31, 2003 and 2004.

14. LAND USE RIGHTS, NET

Land use rights consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Land use rights	204,847	204,500	24,709

Less: Accumulated amortization	(17,736)	(21,833)	(2,639)

Land use rights, net	187,111	182,667	22,070

Private ownership of land is not allowed in Mainland China. Rather, entities acquire the right to use land for a designated term. As of December 31, 2003 and 2004, the land use rights consisted of certain parcels of land located in Mainland China with a net book value of approximately Rmb 133,900,000 and Rmb 130,966,000, respectively, held under land use rights ranging from 42 to 47 years and expiring in June 2042, July 2048, August 2049 and March 2050.

In addition, as of December 31, 2003 and 2004, the Group also recorded land use rights with a net book value of approximately Rmb 53,211,000 and Rmb 51,701,000, respectively, in respect of certain parcels of land which the Group has not yet obtained the land use right certificates. The Group has obtained a legal opinion from its Mainland Chinese lawyer that it is virtually assured of success in obtaining the land use right certificates for the remaining portion of land of Rmb 51,701,000 with no current land use right certificates.

Land use rights with a net book value of approximately Rmb133,900,000 as of December 31, 2003 were vested with QXTI, the Group’s ex-subsidiary. The ownership of these recorded land use rights were transferred from QXTI to the Group in January 2004.

15. OTHER NON-CURRENT ASSETS

Other non-current assets consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Deposits for purchase of property, machinery and equipment	822	4,610	557

Deposits paid for acquisition of land by QXPL (a)	—	8,000	967

	822	12,610	1,524

(a)	On March 27, 2004, QXPL signed an agreement with Qiao Xing Group Limited for acquisition of the land use right of a parcel of land located in Mainland China at a consideration of Rmb66,700,000, of which Rmb8,000,000 was paid as deposits as of December 31, 2004.

16. INVESTMENT AT EQUITY

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Beginning of year	—	37,214	4,496

Share of profit of CECM from January 1, 2004 to June 30, 2004	—	955	115

Disposal of CECM (Note 11)	—	(38,169)	(4,611)

Share of net assets as of February 8, 2003	30,412	—	—

Share of profit of CECM from February 8, 2003 to December 31, 2003	6,802	—	—

Purchase of SMCECT on January 13, 2004	—	4,900	592

Share of loss of SMCECT from January 13, 2004 to December 31, 2004	—	(1,579)	(191)

End of year	37,214	3,321	401

(i)	Pursuant to an Agreement dated December 10, 2003, CECT and Minji Diantong Malaysia Co., Ltd. formed a sino-foreign joint venture named Suzhou Minji CEC Telecom Co., Ltd. (“SMCECT”) on January 13, 2004 whereby CECT invested in Rmb 4,900,000, representing 49% of its total registered capital of approximately Rmb 10,000,000.

SMCECT is a limited liability company established in Mainland China to engage in the research and development and design of telecommunication products. The Group’s 25.48% equity interest in SMCECT is held through CECT, which in turn holds 49% of the issued capital of SMCECT.

The results of operations of SMCECT for the period from January 13, 2004 to December 31, 2004 is accounted for in the consolidated statement of operations using the equity method.

Summarized condensed financial information of SMCECT as of December 31, 2004 and for the period from January 13, 2004 (date of incorporation of SMCECT) to December 31, 2004 is as follows:

	2 0 0 4
	Rmb’000	US$’000
	(Unaudited)	(Unaudited)
Current and total assets	6,863	829

Current liabilities	79	9

Capital and reserves	6,784	820

	2 0 0 4
	Rmb’000	US$'000
	(Unaudited)	(Unaudited)
Total liabilities and equity	6,863	829

Operating expenses	(3,223)	(389)

Net loss	(3,223)	(389)

The Group’s equity in loss (49%)	(1,579)	(191)

(ii)	CEC Mobile Co, Ltd. (“CECM”) is a limited liability company established in Mainland China to engage in the production and sale of mobile phones and accessories. The Group’s 26% equity interest in CECM at December 31, 2003 was held through CECT, which in turn held 50% of the issued capital of CECM. CECM’s registered capital of Rmb48,000,000 has been fully paid up as of December 31, 2003.

The results of operations of CECM for the period from February 8, 2003 to December 31, 2003 were accounted for in the consolidated statement of operations using the equity method.

Summarized condensed financial information of CECM as of December 31, 2003 and for the period from February 8, 2003 (date of acquisition of CECT) to December 31, 2003 was as follows:

	2 0 0 3
	Rmb’000	US$’000
	(Unaudited)	(Unaudited)
Current assets	149,167	18,023

Non-current assets	1,494	181

Total assets	150,661	18,204

Current liabilities	76,233	9,212

Capital and reserves	74,428	8,992

Total liabilities and equity	150,661	18,204

Net sales	270,546	32,688

Cost of sales	(243,403)	(29,408)

Gross profit	27,143	3,280

Operating expenses	(12,910)	(1,560)

Income from operations	14,233	1,720

Other expenses	(629)	(76)

	2 0 0 3
	Rmb’000	US$’000
	(Unaudited)	(Unaudited)
Net income	13,604	1,644

The Group’s equity in earnings (50%)	6,802	822

Effective on June 30, 2004, CECT sold its 40% shareholding in CECM to Beijing Lian Sheng Tong Investment Management Ltd., an independent party. Accordingly, the Group’s equity interest in CECM has been reduced to 5.2% and is held through CECT, which in turn holds 10% of the issued capital of CECM, and the Group’s interest in CECM has been recorded as investment at cost as of December 31, 2004 (Note 17).

17. INVESTMENTS AT COST

     Investments at cost consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
China Electronics Financial Co., Ltd (i)	14,965	14,965	1,808

CECM (Note 16)	—	7,634	922

	14,965	22,599	2,730

(i)	This represents the Group’s 2% equity interest in China Electronics Financial Co., Ltd (“CEFCL”) which is held through CECT, which in turn holds 3.86% of the issued capital of CEFCL. CEFCL is a limited liability company established in Mainland China to engage in the provision of financial services.

18. GOODWILL

With the acquisition of CECT, the group has obtained significant research and development capabilities and technologies as well as licenses to sell both CDMA and GSM mobile phones in China. The acquisition of the above mentioned economic resources further enhances the Group’s capability to penetrate the mobile phone market in China. As a result, the acquisition of the above mentioned economic resources has contributed to the determination of a purchase price that results in the recognition of goodwill of Rmb72,088,000 as of December 31, 2003 and 2004. The amount allocated to goodwill has been assigned to the mobile phones segment of the Group’s business. None of the goodwill is deductible for Mainland Chinese income tax purposes.

In accordance with SFAS No. 142, the Group performed an impairment test of the goodwill assigned to the mobile phones segment of the Group’s business as of December 31, 2003 and 2004.

An income (discounted cash flow) approach was employed to determine the fair value of the net assets of CECT. The fair value was then allocated among all the assets of CECT at their fair values, including previously unrecognized intangible assets. The residual value after the allocation was then compared to the carrying value of goodwill to determine the amount of impairment loss. Based on the impairment test performed as of December 31, 2004, no impairment charge was necessary.

19. OTHER ACQUIRED INTANGIBLE ASSETS, NET

The following comprise, with the acquisition of CECT, the components of the Group’s other acquired intangible assets as of December 31, 2004 that will continue to be accounted for under SFAS No. 142:

	Expected
	Weighted Average
	Amortization Period	Gross Carrying Value		Accumulated Amortization		Intangible Assets, net
		Rmb’000	US$’000	Rmb’000	US$’000	Rmb’000	US$’000
Trademarks	Indefinite	43,368	5,240	—	—	43,368	5,240

Intangible assets subject to amortization

Customer relationship	5 years	29,250	3,534	11,213	1,355	18,037	2,179

Completed technology	5 years	4,564	551	1,750	211	2,814	340

Core technology	5 years	40,174	4,854	15,400	1,861	24,774	2,993

Backlog	5 months	26,619	3,216	26,619	3,216	—	—

License	5 years	10,958	1,324	4,200	507	6,758	817

In process research and development	Expense off	33,579	4,057	33,579	4,057	—	—

	50 months	145,144	17,536	92,761	11,207	52,383	6,329

Total		188,512	22,776	92,761	11,207	95,751	11,569

The following table presents current and expected amortization expense of the other acquired intangible assets for the year ended December 31, 2004 and the subsequent five years:

	Amount
	Rmb’000	US$’000
Aggregate amortization expense:

For the year ended December 31, 2004	16,990	2,053

Expected amortization expense:

For the years ending December 31,

2005	16,990	2,053

2006	16,990	2,053

2007	16,990	2,053

2008	1,413	170

Total	52,383	6,329

20. SHORT-TERM BORROWINGS

Short-term borrowings consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Bills payable	269,472	339,430	41,011

Bank loans	170,000	360,756	43,588

	439,472	700,186	84,599

Bills payable are a form of bank borrowing with payment terms of 180 days and are non-interest bearing unless they become trust receipt loans which bear interest at the prevailing interest rate of bank loans.

As of December 31, 2003 and 2004, the bills payable and bank loans are secured by pledged bank deposits of approximately Rmb85,189,000 and Rmb105,640,000, respectively.

The weighted average interest rate on bank loans, all due within one year, was 5.08% per annum and 5.32% per annum, respectively, as of December 31, 2003 and 2004.

21. OTHER PAYABLES

Other payables consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Payable for construction work of factories	8,932	—	—

Payable for purchase of property, machinery and equipment	4,668	478	58

Others	1,030	1,087	131

	14,630	1,565	189

22. ACCRUED LIABILITIES

Accrued liabilities consist of:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Accruals for operating expenses

-Commissions (Note 32)	8,451	17,859	2,158

-Salaries	2,673	3,447	416

-Advertising	1,809	—	—

-Price guarantee	—	1,150	139

-Warranty	2,981	4,295	519

-Others	1,743	3,351	405

Provision for staff benefit (i)	2,412	3,786	457

	20,069	33,888	4,094

(i)	Provision for staff benefit is provided at 17.5% on employees’ basic salaries. The provision for staff benefit is used for employees’ welfare, employees’ education and workers’ association.

23. CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under a capital lease are as follows:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Payable during the following periods

-2004	1,909	—	—

-2005	1,909	1,909	231

-2006	1,909	1,909	231

-2007	954	954	115

Total minimum lease payments	6,681	4,772	577

Less: Amount representing future interest	(1,395)	(997)	(121)

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Present value of minimum lease payments	5,286	3,775	456

Less: Current portion	(1,510)	(1,510)	(182)

Non-current portion	3,776	2,265	274

24. SHAREHOLDERS’ LOANS

These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders. The loans are denominated in United States dollars and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2006. For financial reporting purposes, interest expense of approximately Rmb 478,000 for each of the years ended December 31, 2002, 2003 and 2004 was imputed at a rate of 5.9% per annum respectively according to cost of borrowings in Mainland China, and was recorded as interest expense and shareholders’ contribution.

25. COMMON STOCK

In August 2002, the Company issued 1,000,000 shares of common stock to an external consultant in connection with the acquisition of CECT. The fair value of the 1,000,000 shares of approximately Rmb 13,243,000 was recorded as an addition to the investment cost of CECT.

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

In February and March 2004, holders of 995,000 options, with an exercise price of US$5.50 per share, exercised their stock options. Stock-based compensation expenses of Rmb23,747,000 is recorded for the year ended December 31, 2004 based on the excess of the quoted market price of the underlying stock on dates of exercise over the market price of US$8.77 per share at December 31, 2003.

In April 2004, the Company issued 100,000 shares of common stock to an external consultant in connection with consulting services provided to the Group. The fair value of the 100,000 shares of approximately Rmb 8,989,000 was recorded as stock-based compensation expenses.

In January, April and December 2004, a total of 30,200 warrants were exercised and the Company issued an aggregate of 12,458 shares of common stock at an exercise price of US$8.49 per share.

26. STOCK OPTIONS AND WARRANTS

a. Stock purchase options

     The 1999 Stock Compensation Plan of the Company (“the Plan”) allows for the issuance of either incentive stock options to employees, or non-qualified options to employees, directors and external consultants. A total of 2,000,000 common shares have been authorized and reserved for issuance under the Plan. The Plan will expire in June 2009.

b. Stock options to employees

     During the year ended December 31, 2000, 995,000 incentive stock options were issued to certain employees at an exercise price of US$15 per share, exercisable during a five-year period commencing on April 4, 2000. The Company has not granted any options since 2000. On January 2, 2002, the Company repriced the exercise price of these options to US$5.50 per share.

     The Company has elected to follow APB No. 25 to account for the incentive stock options granted to employees, under which the Company recognized no compensation expense for the year ended December 31, 2001 and 2002 as no employee options were granted at prices below the market price on the grant dates. Compensation expense of Rmb26,929,000 was recorded for the year ended December 31, 2003 based on the excess of the quoted market price of the underlying stock of US$8.77 per share as of December 31, 2003 over the re-priced exercise price of US$5.50 per share on the date of grant.

     During the year ended December 31, 2004, all the 995,000 incentive stock options were exercised (note 25).

c. Stock purchase warrants

(i) In connection with the public offering of the Company’s shares in February 1999, the Company granted common stock purchase warrants (“the Underwriter Warrants”) to the underwriter to purchase up to 160,000 shares of the Company’s common stock at an exercise price of US$7.98 per share, exercisable during a five-year period commencing on February 19, 1999. During the year ended December 31, 2000, 152,000 of the Underwriter Warrants were exercised at an exercise price of US$7.98 each. The remaining 8,000 of the Underwriter Warrants expired on February 19, 2004.

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

(iii) In connection with the share placement of the Company in January 2000, the Company granted 360,000 warrants to the private institutional investors (“the Subscription Warrants I”) and 300,000 warrants to external consultants (“the Consultant Warrants I”). Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$46.96 per share, and is exercisable for the period from January 7, 2000 to December 31, 2004. In accordance with the warrant agreement, the exercise price was reset to US$20.76 representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to July 10, 2000. All the outstanding warrants expired on December 31, 2004.

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

     During the year ended December 31, 2003 and 2004, 319,000 Detachable Warrants and 30,200 Detachable Warrants respectively were exercised at an exercise price of US$8.49 per share. The remaining 305,800 warrants expired on May 25, 2005.

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

(vi) During the year ended December 31, 2002, the Company issued 80,000 share warrants to the Company’s investor relations advisor as compensation. Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$7.00 per share and is exercisable for the period from March 25, 2002 to March 1, 2005. The fair value amounted to approximately Rmb39,744 (equivalent to US$4,800) as computed using the Black-Scholes option-pricing model on the grant date which has been recognized as compensation expense in the year ended December 31, 2002. All the warrants expired on March 1, 2005.

(vii) Changes in outstanding stock options and warrants during the years ended December 31, 2002, 2003 and 2004 were as follows:

	No. of stock options/	Weighted average
	warrants	exercise price
		US$
Outstanding, as of January 1, 2002	2,643,000	13.77

Granted in 2002	80,000	7.00

Outstanding, as of January 1, 2003	2,723,000	10.10

Exercised in 2003	(639,000)	7.51

Outstanding, as of December 31, 2003	2,084,000	10.89

Exercised in 2004	(1,025,200)	5.59

Lapsed in 2004	(668,000)	20.61

Outstanding, as of December 31, 2004	390,800	8.18

Exercisable as of December 31, 2004	390,800	8.18

Exercisable, as of December 31, 2003	2,084,000	10.89

The following table summarizes information about stock options and warrants described above that are outstanding and exercisable at December 31, 2004:

Options and warrants outstanding and exercisable
	Weighted-average	Weighted-average
	exercise price per	remaining contractual
Options/warrants	option/warrant	life (years)
	US$
310,800	8.49	0.41

80,000	7.00	0.17

390,800	8.18	0.36

The weighted average fair value of the common stock purchase options and warrants on the grant dates were as follows:

	2 0 0 2	2 0 0 3	2 0 0 4
	US$	US$	US$
Subscription Warrants II	—	—	—

Consultant Warrants III	—	—	—

Warrants	0.006	—	—

The fair values were computed based on the following weighted average assumptions:

	2 0 0 2	2 0 0 3	2 0 0 4
Risk-free interest rate	4.14%	—	—

Expected dividend yield	0.00%	—	—

Expected option/warrant life	1.93 years	—	—

Expected stock price volatility	123.38%	—	—

The weighted average fair value of common stock purchase options and warrants granted using the Black-Scholes option-pricing model for the years ended December 31, 2002, 2003 and 2004 respectively are as follows:

	2 0 0 2	2 0 0 3	2 0 0 4
	US$	US$	US$
Weighted average fair value of options and warrants	0.006	—	—

27. INCOME TAXES

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

At present, substantially all of the Group’s income was generated in Mainland China by QXCIL and CECT. QXCIL was exempted from state income tax and local income tax for two years starting from January 1, 2003, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECT is regarded as a “Hi-tech” enterprise by the Mainland Chinese government and is subjected to the Mainland Chinese enterprise income taxes at a rate of 15%. CECT is exempted from the PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and then subject to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECM is exempted from the PRC enterprise income tax for the period from January 10, 2002 to December 31, 2004.

Prior to the sale of QXTI on December 31, 2002, substantially all of the Group’s income was generated in Mainland China by QXTI, a joint venture enterprise established in the Coastal Economic Open Zone in Mainland China and was subject to Mainland Chinese income taxes at a rate of 27% (24% state income tax and 3% local income tax). It was exempted from state income tax and local income tax for three years starting from January 1, 1994, and then was subject to a 50% reduction in state income tax and full exemption in local income tax for the following two years. The tax holiday from state income tax expired on January 1, 1999. The tax holiday from local income tax continued for the years ended December 31, 2001 and 2002.

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

Guangdong Province since 2000 pursuant to certificates issued by Guangdong Science and Technology Commission and GPFTECO, respectively.

Provision of income tax consists of:

	2 0 0 3	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	Rmb’000	US$’000
Mainland Chinese income tax

-current	—	—	10,404	1,257

-deferred	—	—	—	—

	—	—	10,404	1,257

The reconciliation of Mainland Chinese statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations is as follows:

	2 0 0 2	2 0 0 3	2 0 0 4
Mainland Chinese statutory income tax rate	33%	(33%)	33%

Tax effect of tax holiday	(6%)	25.5%	(44.2%)

Net effect of disposal of a subsidiary/associate	(44%)	—	(16.1%)

Loss of the Company not subject to tax	17%	16%	16.6%

Non-deductible activities	—	35%	21.4%

Utilization of tax loss brought forward	—	(43.5%)	—

Deferred tax assets not recognized	—	—	1.6%

Effective income tax rate	—	—	12.3%

The gain on sale of a subsidiary amounting to Rmb79,050,000 as reported on the consolidated statement of operations and comprehensive income for the year ended December 31, 2002 was not subject to tax in the jurisdictions of Mainland China or the British Virgin Islands.

The gain on sale of an equity investee amounting to Rmb41,465,000 as reported on the consolidated statement of operations and comprehensive income for the year ended December 31, 2004 was not subject to tax in the jurisdictions of Mainland China or the British Virgin Islands.

Deferred income tax assets reflected the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the balance sheet as of December 31, 2003 and 2004 were as follows:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Allowance for doubtful accounts	—	1,141	138

Write-off of obsolete and slow-moving inventories	194	6,056	732

Loss carryforwards	1,702	2,695	326

	1,896	9,892	1,196

Valuation allowance	(1,896)	(9,892)	(1,196)

Deferred income tax assets	—	—	—

Changes in the valuation allowance were as follows:

	2 0 0 2	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	Rmb’000	US$’000
Beginning of year	1,055	—	1,896	229

(Release) Increase in valuation allowance	(1,055)	1,896	7,996	967

End of year	—	1,896	9,892	1,196

A valuation allowance of approximately nil and Rmb1,896,000 were established as of December 31, 2002 and 2003, respectively, for the deferred income tax assets related mainly to loss carryforward. A valuation allowance of approximately Rmb7,996,000 was established as of December 31, 2004 for the deferred income tax assets related mainly to write-off of obsolete and slow-moving inventories. The release of the allowance in 2002 was due to the sale of the subsidiary generating the loss carryforward.

Taxation (payable)/receivable comprised:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Mainland Chinese enterprise income tax	—	(10,404)	(1,257)

Mainland Chinese value-added tax	10,462	12,772	1,543

Mainland Chinese other taxes	(152)	(4,797)	(580)

	10,310	(2,429)	(294)

28. DISTRIBUTION OF INCOME

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

For the year ended December 31, 2003 and 2004, substantially all of the Group’s income were contributed by QXCIL and CECT, equity joint venture enterprises established in Mainland China. Income of QXCIL and CECT as determined under generally accepted accounting principles in Mainland China (“Mainland Chinese GAAP”) were distributable to their joint venture partners after transfer to dedicated reserves and staff welfare fund as required under Mainland Chinese Company Law and the companies’ articles of association, at rates determined by the respective board of directors of QXCIL and CECT. For the year ended December 31, 2003 and 2004, both boards of directors of QXCIL and CECT did not recommend any appropriation to dedicated reserves or staff welfare funds.

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

29. EARNINGS (LOSS) PER COMMON SHARE

The following represents a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	2 0 0 2	2 0 0 3	2 0 0 4
	Rmb	Rmb	Rmb	US$
Net income (loss)	16,473,000	(7,730,000)	22,874,000	2,764,000

Weighted average common shares basic	14,685,000	15,420,000	16,443,000	16,443,000

	2 0 0 2		2 0 0 3		2 0 0 4
	Rmb		Rmb		Rmb		US$
Effect of dilutive stock options and warrants		2,705,000		—		116,527		116,527

Weighted average common shares diluted		17,390,000		15,420,000		16,559,527		16,559,527

Earnings (loss) per common share

-Basic	Rmb	1.12	Rmb	(0.50)	Rmb	1.39	US$	0.17

-Basic	US$	0.13	US$	(0.06)

-Diluted	Rmb	0.95	Rmb	(0.50)	Rmb	1.38	US$	0.17

-Diluted	US$	0.11	US$	(0.06)

The diluted loss per common share for the year ended December 31, 2003 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

30. RETIREMENT PLAN

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

Prior to December 31, 2002, the Group’s employees in Mainland China were mainly employed by QXTI. During the year ended December 31, 2003 and 2004, the Group’s employees in Mainland China were mainly employed by QXCIL and CECT.

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

The aggregate employer’s contributions made by the Group amounted to approximately Rmb898,000 (US$108,000), Rmb633,000 (US$76,000) and Rmb414,000 (US$50,000) for the years ended December 31, 2002, 2003 and 2004, respectively.

31. COMMITMENTS

a. Capital commitments

     Capital commitments for purchase of property, machinery and equipment not provided for in the consolidated financial statements were analyzed as follows:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Capital expenditures authorized and contracted for:

- Construction of factory premises and staff quarter	—	40,184	4,855

- Purchase of land and buildings	—	63,275	7,646

- Purchase of machinery and equipment	1,251	930	112

	1,251	104,389	12,613

b. Operating lease commitments

     The Group has operating lease agreements for office premises, which extends through November 2008. At December 31, 2004, the Group’s future minimum lease payments required under non-cancelable operating leases with terms in excess of one year are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,

2005	4,143	501

2006	3,753	453

2007	837	101

2008	587	71

Total	9,320	1,126

     Lease expenses for the years ended December 31, 2002, 2003 and 2004 were approximately Rmb1,422,000 (US$172,000), Rmb4,116,000 (US$497,000) and Rmb4,302,000 (US$520,000) respectively.

     c. Other commitments

     Other commitments not provided for in the consolidated financial statements were analyzed as follows:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Authorized and contracted for

-Research and development	3,104	—	—

32. SUBSEQUENT EVENTS

(a) The Company has a signed letter of intent with Hui Zhou Qiao Xing Communication Industry, Ltd (“QXCI”) to purchase an additional shareholding in CECT from China Electronics Corporation (“CEC”). The deal has not been completed, as the government has not granted its approval of the transaction and as of June 30, 2005, the consideration for the additional investment is not determinable.

(b) Subsequent to year end, the issued capital of QXCI has increased from HKD10,000,000 to HKD22,000,000 with QXCH further invested HKD 12,000,000 to QXCI.

(c) On April 12, 2005, the Company obtained binding commitments from three individual investors to purchase 500,000 shares of its common stock at a price of US$7.25 per share, for gross proceeds of US$3,625,000. In addition, the investors will receive 5 year warrants to purchase up to 100,000 shares of common stock at US$9.86 per share. The shares and warrants are being offered under the Company’s effective shelf registration statement previously filed with the Securities and Exchange Commission. The Company placed these shares directly without using a placement agent for the offering. On April 13, 2005, the investors purchased the shares.

(d) On February 15, 2005, QXUT issued 1,500,000 ordinary shares and 300,000 warrants with a US$7.25 each. The warrants have a life of five years with an exercise price of US$9.86.

33. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

a. Non-cash transactions

     For each of the years ended December 31, 2002, 2003 and 2004, imputed interest on shareholders’ loans of approximately Rmb478,000 was recorded as shareholders’ contribution and credited to additional paid-in capital.

     For the year ended December 31, 2002, the fair value of 1,000,000 shares of common stock issued to an external consultant in connection with the acquisition of CECT amounted to approximately Rmb13,243,000, and has been recognized as an addition to the investment cost of CECT, presented as another non-current asset.

     For the year ended December 31, 2003, compensation expense of Rmb26,929,000 is recorded based on the excess of the quoted market price of the underlying stock of US$8.77 per share as of December 31, 2003 over the re-priced exercise price of US$5.50 per share on the date of grant of employee stock options, and was recorded as shareholders’ contribution and credited to additional paid-in capital.

     For the year ended December 31, 2004, compensation expense of Rmb 23,747,000 is recorded based on the excess of then quoted market price of the underlying stock upon exercise of employee stock options over the quoted market price of US$8.77 per share as of December 31, 2003, and was recorded as shareholders’ contribution and credited to additional paid-in capital.

     For the year ended December 31, 2004, the fair value of 100,000 shares of common stock issued to an external consultant amounted to approximately Rmb 8,989,000, and has been recorded as compensation expense and credited to additional paid-in capital.

b. Cash paid for interest and income taxes is as follows

	2 0 0 2	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest	17,389	18,507	26,582	3,212

Income taxes	—	—	—	—

c. Gain on sale of a subsidiary

     On December 31, 2002, the Group disposed of its interests in a subsidiary, QXHL:

Rmb’000
Cash and cash equivalents	6,927

Pledged bank deposits	226,099

Accounts receivables, net	280,806

Inventories	62,591

Prepaid expenses	11,301

Due from related parties	4,581

Property, plant and equipment, net	171,292

Prepaid land use rights	29,086

Accounts payable	(30,046)

Other payables	(72,131)

Accrued liabilities	(11,072)

Taxation payable	(113,957)

Long term borrowings	(30,000)

Short term borrowings	(410,407)

125,070

Rmb’000
Minority interests disposed	5,880

Gain on sale of a subsidiary	79,050

Total consideration	210,000

Satisfied by:

Cash	210,000

     Net cash (outflow) inflow in respect of disposal of a subsidiary was as follows:

	2 0 0 2	2 0 0 3
	Rmb’000	Rmb’000	US$’000
Cash consideration	—	210,000	25,372

Cash and cash equivalents disposed of	(6,927)	—	—

Net cash (outflow) inflow in respect of disposal of a subsidiary	(6,927)	210,000	25,372

d. Acquisition of CECT

     On February 8, 2003, the Group has completed the acquisition of CECT and its subsidiaries. Since the Group acquired less than a 100% interest in CECT, the allocation of the purchase price only considers the 65% portion of CECT’s assets that the Group acquired. Details of the fair values of net assets of CECT and its subsidiaries on February 8, 2003 were as follows:

Rmb’000
Cash and cash equivalents	171,119

Pledged bank deposits	28,499

Bills receivable	17,405

Accounts receivable	34,224

Inventories	321,194

Prepaid expenses	178,906

Other current assets	7,645

Taxation receivable	66,005

Due from related parties	10,601

Property, machinery and equipment	57,784

Land use rights	1,800

Rmb’000
Investment at equity	30,412

Investment at cost	14,965

Goodwill	72,088

Other acquired intangible assets	188,512

Total assets acquired	1,201,159

Short-term borrowings	140,000

Accounts payable	185,942

Other payables	16,190

Accrued liabilities	11,670

Customer deposits	371,363

Capital lease obligations	6,597

Due to related parties	10,807

Total liabilities assumed	742,569

Minority shareholders’ interests	135,277

Net assets acquired	323,313

Satisfied by:

Cash consideration	312,750

Fair value of shares issued to an external consultant in 2002	13,243

Excess of cash received over share of net assets of a minority shareholder of QXMCCL	(2,680)

323,313

     Net cash (outflow) inflow in respect of acquisition of CECT was as follows:

	2 0 0 2	2 0 0 3
	Rmb’000	Rmb’000	US$’000
Cash consideration	(180,000)	(132,750)	(16,039)

Cash and cash equivalents acquired	—	171,119	20,675

Net cash (outflow) inflow in respect of acquisition of CECT	(180,000)	38,369	4,636

e. Gain on sale of an equity investee

     Effective June 30, 2004, CECT has sold its 40% shareholding in CEC Mobile Co., Ltd. (“CECM”) to Beijing Lian Sheng Tong Investment Management Co., Ltd, an independent third party, for cash consideration of Rmb 72,000,000. Thereafter, CECT’s shareholding interest in CECM has been reduced to 10%.

The consideration for the sale of the 40% share was Rmb72,000,000 and during the year ended December 31, 2004, Rmb 21,600,000 of the consideration has been received.

34. BANKING FACILITIES

As of December 31, 2004, the Group had banking facilities of approximately Rmb954,320,000 (US$115,305,000) for loans and trade financing, of which Rmb700,186,000 (US$84,599,000) were used as of the same date. These banking facilities were secured by:

a. the Group’s pledged bank deposits of approximately Rmb105,640,000 (US$12,764,000);

b. corporate guarantee provided by Qiao Xing Group Limited to the extent of Rmb624,000,000 (US$75,394,000);

c. corporate guarantee provided by China Electronics Corp. to the extent of Rmb50,000,000 (US$6,040,000);

d. the pledged bank deposits of a director of Rmb5,836,000 (US$705,000);

e. joint guarantee by Qiao Xing Group Limited and a director to the extent of Rmb6,000,000 (US$725,000); and

f. joint guarantee by Qiao Xing Group Limited and CECT to the extent of Rmb100,000,000 (US$12,082,000)

35. RELATED PARTY TRANSACTIONS

Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	The major shareholder

Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li

Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li

Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li

Name of related parties	Existing relationship with the Company
Mr. Jie Shi	Director

Mr. Ming Zhu	Non-executive independent director (appointed on January 2, 2003)

Mr. Ze Yun Mu	Non-executive independent director (appointed on September 15, 2003)

Mr. Zhong Ai Li	Director (resigned on January 2, 2003)

Mr. Guo Liang Zhang	Director (resigned on January 2, 2003)

Ms. Liu Rong Yang	Director (resigned on September 15, 2003)

Mr. Zhi Fang Zhang	Director (resigned on January 2, 2003)

Mr. Zi Shu Huang	Director (resigned on January 2, 2003)

Wu Holdings Limited	Intermediate holding company

Exquisite Jewel Limited	Minority shareholder

Metrolink Holdings Limited	Minority shareholder

Specialist Consultants Limited	Minority shareholder

Jia Xing Electronic Supplies Company Limited	Common director

Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder

Qiao Xing Properties Limited	Common director

Rui Xing Electronic Development Company Limited	Common director

Shanghai Sunplus Communication Technology Company Limited	Common director until September 2004

Dalian Yu Tian Ocean Biochemistry Technology Company Limited	Common director

Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A company 5% owned by QXGL

Shenzhen Tianna I/E Trade Company Limited	A company 90% owned by QXGL

CEC Wireless R&D Limited (“CECW”)	CECT and CECW have common owners

Beijing China Electronics Changsheng Investment Management Company Limited	Minority owner of CECT is a shareholder

China Electronics Beijing Real Estate Management Co., Ltd.	Minority owner of CECT is a shareholder

China Electronics Corp.	Minority owner of CECT

China National Electronics Import & Export Corporation	Minority owner of CECT is a shareholder

Goldcellcom Co., Ltd	Minority owner of CECT is a shareholder

Wuhan Zhongyuan Electronics Group Co., Ltd.	Minority owner of CECT is a shareholder

Shenzhen SED Trade Co., Ltd.	Common owner

Wuhan Zhongyuan Qi Xing Co., Ltd.	Common owner

Summary of related party transactions is as follows:

	2 0 0 2	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	Rmb’000	US$’000
Operating lease rentals charged by

- China Electronics Corp	—	2,049	2,743	331

Property management fees paid and payable to

- China Electronics Beijing Real Estate Management Co., Ltd	—	788	971	117

- QXGL	—	34	68	8

Interest income from CEFCL	—	1,851	—	—

Rental income from

-QXGL	327	—	—	—

-CECM	—	1,103	1,110	134

Research and development fee paid to CECW	—	—	391	47

Commission paid and payable to CECW	28,200	5,181	—	—

Purchases from

-Qiao Xing Development Limited	10,061	34	3,290	398

-Rui Xing Electronic Development Company Limited	9,214	—	—	—

-Shanghai Sunplus Communication Technology Company Limited	—	24,366	354,368	42,816

-Shenzhen Tianna I/E Trade Company Limited	—	13,005	103,379	12,490

Sales to

-CECT *	344,458	26,821	—	—

-CECM	—	238,857	17,536	2,119

-Calilee	—	611,281	293,097	35,413

-Goldcellcom Co., Ltd	—	7,980	—	—

*	Sales to CECT after February 8, 2003 have been eliminated on the consolidated statement of operations for 2003.

Summary of related party balances is as follows:

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
Due from

- Exquisite Jewel Limited	6	6	1

-China National Electronics Import & Export Corporation	1	1	—

-China Electronics Beijing Real Estate Management Co., Ltd	4	34	4

	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	US$’000
-Wuhan Zhongyuan Electronics Group Co., Ltd	120	120	15

-CEFCL	7,030	7,030	849

-Wu Holdings Limited	24	24	3

	7,185	7,215	872

Due to

-Beijing China Electronics Changsheng Investment Management Company Limited	3,532	3,481	420

-China Electronics Corp.	969	734	89

-Goldcellcom Co., Limited	40	5,839	705

-Dalian Yu Tian Ocean Biochemistry Technology Company Limited	10,000	—	—

-QXGL	—	700	85

-Shenzhen SED Trade Co.,Ltd	—	31	4

-Wuhan Zhong Yuan Qi Xing Co.,Ltd	—	3

-Mr Rui Lin Wu	471	14,758	1,783

-Mr. Jie Shi	83	166	20

-Mr. Ming Zhu	3	7	1

-Mr. Ze Yun Mu	1	5	1

-Mr. Guo Liang Zhang	146	—	—

- Ms. Liu Rong Yang	11	—	—

-Ms. Zhi Fang Zhang	10	—	—

-Mr. Zi Shu Huang	10	—	—

-Mr. Zhong Ai Li	218	—	—

	15,494	25,724	3,108

Accounts receivable from

-CECM	32,225	32,111	3,880

-Calilee	40,556	35,765	4,321

	72,781	67,876	8,201

Vendor deposits for the purchase of mobile phones

-Shanghai Sunplus Communication Technology Company Limited	256,856	205,565	24,837

-Shenzhen Tianna I/E Trade Company Limited	51,179	—	—

	308,035	205,565	24,837

Deposits for the purchase of land from QXGL	—	8,000	967

Accounts payable to Shenzhen Tianna I/E Trade Company Limited	—	7,263	877

Except for the balances with the shareholders (Note 24), all other balances with directors and related parties were unsecured, non-interest bearing and without pre-determined repayment terms. Loans from shareholders were unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders, and were non-interest bearing. The lenders have agreed not to make demand on the Group for repayment before January 1, 2006.

During the year ended December 31, 2003, QXGL and China Electronics Corp. provided corporate guarantees to the Group’s banking facilities to the extent of Rmb320,000,000 and Rmb 50,000,000 respectively.

During the year ended December 31, 2004, QXGL and China Electronics Corp. provided corporate guarantees to the Group’s banking facilities to the extent of Rmb730,000,000 and Rmb 50,000,000 respectively.

36. SEGMENT ANALYSIS

The Group currently operates in two principal business segments. Management believes that the following table presents the useful information to the chief operation decision makers for measuring business performance and financing needs and preparing the corporate budget, etc. The Group’s accounting systems do not capture the total assets for each segment. As most of the Group’s customers are located in Mainland China and the Group’s revenues are generated in Mainland China, no geographical segment information is presented.

	Mobile	Indoor
	Phones	Phones	Corporate	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
2003

Revenue	1,694,046	149,236	—	1,843,282

Gross margin	235,044	9,623	—	244,667

Inventories	148,861	426	—	149,287

Property, machinery and equipment	96,476	1,701	128	98,305

Expenditures for long-lived assets	—	—	1,184	1,184

2004

Revenue	1,823,979	195,102	—	2,019,081

Gross margin	194,801	28,798	—	223,599

Inventories	271,428	21,979	—	293,407

Property, machinery and equipment	104,553	2,581	28	107,162

Expenditures for long-lived assets	4,900	—	49,750	54,650

a. Major customers

     Mobile phones segment

     Details of individual customers accounting for more than 5% of the Group’s sales of mobile phones are as follows:

	2 0 0 2	2 0 0 3	2 0 0 4
Shanghai Cellstar International Trading Co Ltd	—	4%	6%

CECT (Note 35)	99%	2%	—

Calilee (Note 35)	—	36%	16%

CECM (Note 35)	—	14%	10%

Digital China	—	8%	—

Beijing Ho.COM Electronic Co Ltd	—	4%	22%

BenQ Corporation	—	—	22%

Indoor phones segment

     Details of individual customers accounting for more than 5% of the Group’s sales of indoor phones are as follows:

	2 0 0 2	2 0 0 3	2 0 0 4
China Mobile Co Ltd Guizhou Branch	—	—	7%

Zhong Nan Company	6%	13%	7%

Ji Nan People’s Market Co., Ltd.	5%	7%	9%

Shan Xi ZhaoRui Science and Technology Co., Ltd.	6%	6%	4%

An Hui Jiu Long Fu Communication Co., Ltd.	6%	5%	2%

ChengTeng Electronic Appliance Trading Company of Yiwu City	5%	3%	2%

Huizhou Qiao Xing Famous Science & Technology Co, Ltd	—	—	6%

b. Major suppliers

     Details of individual suppliers accounting for more than 5% of the Group’s purchases are as follows:

	2 0 0 2	2 0 0 3	2 0 0 4
Flextronics Technology Co. Ltd.	31%	13%	4%

Flextronics Enterprises Co. Ltd.	31%	7%	—

Suzhou Minji Electronics Technology Co., Ltd.	—	—	21%

Shanghai Surplus Communication Technology Co. Ltd.	—	2%	18%

E28 Shanghai Ltd.	—	5%	7%

QXTI	—	10%	9%

YuHua TelTech (Shanghai) Co., Ltd.	—	16%	—

Telson Electronics Co. Ltd	—	6%	—

Galaxy Information Technology Inc.	—	6%	—

Leader Communication (SuZhou) Co., Ltd.	—	6%	4%

37. OTHER ADDITIONAL INFORMATION

a. The following items were included in the consolidated statements of operations and comprehensive income (loss):

	2 0 0 2	2 0 0 3	2 0 0 4
	Rmb’000	Rmb’000	Rmb’000	US$’000
Depreciation of property, machinery and equipment	13,243	8,995	12,105	1,463

Amortization of land use rights	5,008	4,094	4,097	495

Interest expense for:

-bank loans	13,221	7,556	12,922	1,561

-other bank borrowings	4,168	10,353	13,261	1,602

-finance lease	—	598	399	48

-shareholders’ loans (imputed interest)	478	478	478	58

Total interest expense	17,867	18,985	27,060	3,269

Advertising expenses	1,346	42,784	14,658	1,771

Shipping and handling costs	1,469	10,358	2,923	353

ITEM 19. EXHIBITS

     (a) The following financial statements are being filed as part of this annual report on Form 20-F:

     Report of Independent Certified Public Accountants

     Consolidated statements of operations for the years ended December 31, 2002, 2003 and 2004

     Consolidated balance sheets at December 31, 2003 and 2004

     Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2002, 2003 and 2004

     Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004

     Notes to and forming part of the financial statements

     (b) The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 4.1	Sales and Purchase Agreement on Shares of CEC Telecom Limited dated May 23, 2002*

Exhibit 4.2	Sales and Purchase Agreement on Shares of CEC Telecom Ltd. dated May 23, 2002*

Exhibit 4.3	Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated December 31, 2002 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.*

Exhibit 4.4	Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 10, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.*

Exhibit 4.5	Further Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 11, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.*

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics**

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2002

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING UNIVERSAL TELEPHONE, INC.
(Registrant)

Date: June 30, 2005	By:	/s/ RUI LIN WU

Rui Lin Wu
Chairman

INDEX TO EXHIBITS

DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 4.1	Sales and Purchase Agreement on Shares of CEC Telecom Limited dated May 23, 2002*

Exhibit 4.2	Sales and Purchase Agreement on Shares of CEC Telecom Ltd. dated May 23, 2002*

Exhibit 4.3	Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated December 31, 2002 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.*

Exhibit 4.4	Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 10, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.*

Exhibit 4.5	Further Supplemental Agreement for Sale of The One (1) Issued Share of Qiao Xing Holdings Limited dated July 11, 2003 between Qiao Xing Universal Telephone, Inc. and Central Grace Technologies Ltd.*

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics**

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2002

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003