Form 20-F
period 2005-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2006-06-20
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-29946
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
QIAO XING UNIVERSAL TELEPHONE, INC.
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
None
(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005:
19,006,676 Shares of Common Stock
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
     Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
     Yes ☐ No ☑
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA.
     We prepare our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The following summary consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 were derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 were derived from our audited financial statements not included elsewhere in this annual report and have been prepared in accordance with US GAAP and have been derived from audited financial statements. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2001	2002	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Net sales	250,366	549,967	1,843,282	2,019,081	2,874,336	356,166
Cost of goods sold	(212,229)	(528,149)	(1,598,615)	(1,795,482)	(2,385,287)	(295,567)

Gross profit	38,137	21,818	244,667	223,599	489,049	60,599

Operating expenses:
Selling expenses	(6,172)	(5,286)	(74,885)	(27,873)	(29,227)	(3,622)
General and administrative expenses Including stock-based compensation	(40,598)	(68,233)	(78,814)	(100,062)	(61,503)	(7,621)
Research and development	(3,516)	(451)	(6,649)	(10,449)	(20,694)	(2,564)
In process research and development	—	—	(21,826)	—	—	—
Amortization of acquired intangible assets	—	—	(27,425)	(11,044)	(10,159)	(1,259)

	Year ended December 31,
	2001	2002	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Impairment loss on:
- Land use rights	(5,004)	—	—	—	—	—
- Property, machinery and equipment	(8,722)	—	—	—	—	—
- Acquired intangible assets					(3,852)	(477)

(Loss) Income from operations	(25,875)	(52,152)	35,068	74,171	363,614	45,056
Interest income	2,000	1,070	3,045	492	7,130	883
Exchange loss, net	(104)	—	—	—	(2,659)	(329)
Interest expense	(23,107)	(17,867)	(18,985)	(27,060)	(41,752)	(5,174)
Gain on sale of a subsidiary	—	79,050	—	—	10,307	1,277
Gain on sale of equity investee	—	—	—	41,465	1,579	196
Gain on disposal of other equity investments					5,035	624
Other (expenses) income, net	(187)	124	2,088	1,597	640	79

Income (Loss) before income tax	(47,273)	10,225	21,216	90,665	343,894	42,612
Provision for income tax	25,687	—	—	(10,404)	(27,813)	(3,446)

Income (Loss) before minority interests	(21,586)	10,225	21,216	80,261	316,081	39,166
Minority interests	164	6,248	(35,748)	(56,763)	(102,870)	(12,747)
Equity in earnings of equity investees	—	—	6,802	(624)	—	—

Net (loss) income before extraordinary gain					213,211	26,419
Extraordinary gain on acquisition of minority interests					35,486	4,397

Net Income (Loss)	(21,422)	16,473	(7,730)	22,874	248,697	30,816

Other comprehensive (loss) income
Translation adjustments	70	(61)	(746)	70	1,821	226

Comprehensive income (loss)	(21,352)	16,412	(8,476)	22,944	250,518	31,042

Basic (loss) earnings per common share
Before extraordinary gain	(1.67)	1.12	(0.50)	1.39	11.64	1.44
Extraordinary gain					1.94	0.24

After extraordinary gain	(1.67)	1.12	(0.50)	1.39	13.58	1.68

Diluted (loss) earnings per common share
Before extraordinary gain	(1.67)	0.95	(0.50)	1.38	11.64	1.44
Extraordinary gain					1.94	0.24

After extraordinary gain	(1.67)	0.95	(0.50)	1.38	13.58	1.68

Weighted average number of shares outstanding
- Basic (2)	12,838,000	14,685,000	15,420,000	16,443,000	18,319,000	18,319,000

- Diluted (2)	12,838,000	17,390,000	15,420,000	16,559,527	18,320,000	18,320,000

	As of December 31,
	2001	2002	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Balance Sheet Data
Cash and bank deposits	7,616	10,948	122,466	140,890	391,660	48,532
Working capital	147,505	266,773	297,763	426,163	852,778	105,670
Property, machinery and equipment, net	183,600	5,112	98,305	107,162	52,664	6,526
Construction in progress	576	—	1,184	50,934	59,105	7,324
Land use rights	221,359	189,405	187,111	182,667	177,222	21,960
Debt issuance cost, net	—	—	—	—
Total assets	911,238	742,708	1,528,502	2,076,710	2,581,040	319,824
Short-term-debts	189,990	40,000	440,982	701,696	754,212	93,456
Long-term-debts	8,163	8,163	11,939	10,428	7,959	986
Total liabilities	360,689	98,074	757,707	1,147,356	1,310,999	162,450
Minority interests (1)	23,102	87,054	193,374	250,137	231,201	28,649
Shareholders’ equity	527,447	557,580	577,421	679,217	1,038,840	128,725
Cash flows data
Cash flows from operating activities	26,489	(56,197)	(307,404)	(200,136)	87,299	10,817
Cash flows from investing activities	(75,145)	(136,170)	203,530	(65,900)	43,992	5,452
Cash flows from financing activities	22,852	195,760	216,138	284,390	118,074	14,631

(1)	Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in certain subsidiaries of our company.

(2)	Earnings per share is computed by dividing net income for 2001 by 12,838,000 shares, for 2002 by 14,685,000 shares, for 2003 by 15,420,000 shares, for 2004 by 16,443,000 shares and for 2005 by 18,319,000 shares. Diluted earnings per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

(3)	Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 of US$1.00 = Rmb 8.0702. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

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
     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Noon Buying Rate(1)
Calendar Year	Average
(Rmb per US$)
2001	8.2770
2002	8.2771
2003	8.2772
2004	8.2768
2005	8.1936

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

Calendar Month	High	Low
December 2005	8.0808	8.0702
January 2006	8.0702	8.0596
February 2006	8.0616	8.0415
March 2006	8.0505	8.0167
April 2006	8.0248	8.0040
May 2006	8.0300	8.0005
As of June 16, 2006, being the latest practicable date, the exchange rate was US$1.00 = Rmb 7.9995.

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
Concentration of credit risk
     We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2005 and 2004, our five largest accounts receivable accounted for approximately 47% and 63% of our total accounts receivable.
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
Our currency is not freely convertible.
     The State Administration for Exchange Control (“SAEC”), under the authority of the People’s Bank of China (the “PBOC”), controls the conversion of Renminbi into foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System (“CFETS”) market. Since substantially all of our raw materials are provided by local suppliers using Renminbi and the majority of our expenses is denominated in Renminbi, restrictions on currency conversions did not materially affect our operations. Also, since we do not expect to require any raw material that are not permitted or are limited to purchase using foreign currencies, our management believes that such restriction will not materially affect our operations in the future. However, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments, and our operating subsidiaries located in China may be subject to restrictions on the conversion of Renminbi to U.S. dollars and, as a result, may be restricted to make distributions to us.
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

Taxation
     The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company, QXMC and QXCH were incorporated under the International Business Companies Act of the BVI and, accordingly, are exempted from the payment of BVI income taxes. The Company’s branch office registered in Hong Kong is subject to Hong Kong income taxes at a rate of 17.5%.
     At present, substantially all of the Group’s income is generated in Mainland China by QXCI and CECT. QXPL and QXCI, being located in Huizhou, Mainland China, are subject to Mainland Chinese enterprise income taxes at a rate of 15%. QXCI was exempted from Mainland Chinese enterprise income tax for two years starting from January 1, 2003, and is entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECT is regarded as a “Hi-tech” enterprise by the Mainland Chinese government and is subject to Mainland Chinese enterprise income taxes at a rate of 15%. CECT was exempted from Mainland Chinese enterprise income tax for the period from May 22, 2000 to December 31, 2002, and is entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years.
     The corporate income tax rates for QXCI and CECT, both Foreign Investment Enterprises in Mainland China, may increase in the near future with the expected unification of corporate income tax rates for local and foreign companies.
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
     Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 36.2% of our outstanding shares as of June 20, 2006. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

Our holding company structure creates restrictions on our payment of dividends.
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
     In August 1995, we were awarded the ISO9001 certificate, which reflected our reputation as a high quality telephone manufacturer.
     Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of June 20, 2006, we owned 80% of Qiao Xing Mobile Communication Co. Ltd. (“QX Mobile”), an international business company incorporated in the British Virgin Islands on January 31, 2002. QX Mobile owns 90% of CEC Telecom Co., Ltd., a limited liability company established in China (“CECT”). We also own 100% of Qiao Xing Communication Holdings, Ltd., an international business company incorporated in the British Virgin Islands on May 21, 2002 (“QX Communication Holdings”), which owns 90% of Hui Zhou Qiao Xing Property, Ltd. (“QX Property”), a PRC joint venture, and 90% of Hui Zhou Qiao Xing Communication Industry, Ltd. (“HZQXCI”), a PRC joint venture. The remaining 10% of each of QX Property and HZQXCI is owned by Qiao Xing Group Limited, a PRC company owned by Rui Lin Wu and his eldest son Zhi Yang Wu. Messrs. Wu and Wu are two of our executive officers and directors.
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
     For 2005, our total capital expenditure was about Rmb20.9 million, which primarily included: 1) Rmb 12.7 million for acquisition of property, machinery and equipment; and 2) Rmb 8.2 million for construction in progress.
     Our principal place of business and our executive office is the Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China, 516023, telephone: (011) 86-752-2820-268. We have designated CT Corporation, 111 Eighth Avenue, New York, New York 10011 as our agent for service of process in the United States.
Recent Development — Sale of $40,000,000 Senior Convertible Notes
Background
     On April 27, 2006, we entered into a Securities Purchase Agreement (the “Agreement”) with two accredited investors pursuant to which we agreed to issue and the investors agreed to purchase $40,000,000 of our 3.5% senior convertible notes, as well as 996,636 common stock purchase warrants. In addition, our placement agent will receive 848,318 common stock purchase warrants with identical terms to those to be issued to the investors.
     On June 8, 2006, our shareholders ratified and approved the Agreement and all transactions contemplated by it. Thereafter, on June 13, 2006, we closed the sale and issuance of $40,000,000 of our 3.5% senior convertible notes and the warrants as described above.

The Transaction
     The following summarizes the material terms of the transaction and is qualified in its entirety by the Agreement and the exhibits thereto.
     The material terms and conditions of the senior convertible notes are summarized as follows:
•	the interest rate on the notes is 3.5% per annum, payable in cash in arrears on a calendar quarterly basis beginning June 30, 2006

•	the date of maturity of the notes is June 13, 2009 three years from the closing date

•	the notes are convertible at the investors’ option into either:
•	our common stock, $0.001 per share or

•	the common stock, $0.01 per share, of our significant subsidiary, Qiao Xing Mobile Communications Co. Ltd. (“QX Mobile”), in the event of an initial public offering of QX Mobile common stock
•	the initial conversion price for our common stock is $8.027 per share (which represents a 15% premium to the five day volume weighted average price (“VWAP”) of our common stock as of the date of execution of the term sheet for this transaction), subject to adjustment as provided in the notes

•	the investors cannot convert the notes to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to the conversion without prior written notice to us

•	the conversion price for our common stock is subject to reset if the average of the daily VWAP of our common stock for the five trading days ending on each two-month anniversary of the closing until maturity (each a “Reset Date”) is less than $6.98 (or such lower reset price as previously adjusted pursuant hereto). In that event, the conversion price is reset to a price equal to 90% of the VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $5.15 per share.

•	the conversion price for QX Mobile common stock is the amount equal to (a) 7 times year 2005 net profit for QX Mobile, divided by (b) the total number of shares of QX Mobile common stock outstanding on a fully-diluted basis as of December 31, 2005

•	the notes are unsecured and are guaranteed by QX Mobile

•	the investors can require us to redeem the notes after two years in an amount equal to the sum of (a) the outstanding principal of the notes, (b) the accrued and unpaid interest thereon, and (c) 6% on the sum of (a) and (b)

•	we have the right, subject to certain terms and conditions, to deliver shares of our common stock in lieu of cash on the put date or at maturity, and the number of shares would be determined by dividing the face amount and accrued interest by the average closing price of our common stock for the 10 days prior to redemption, and then multiplying that amount by 0.975

•	we may be required to prepay the notes if certain transactions or events of default occur at the greater of:
•	the conversion amount to be redeemed multiplied by a redemption premium of 125%, or

•	the product of the conversion rate at the time of default and the closing bid price on the date immediately preceding such event of default

•	we are required by the terms of the Registration Rights Agreement entered into concurrently with the Agreement to file after the closing date with the Securities and Exchange Commission a registration statement to register the common stock issuable upon conversion of the notes and exercise of the warrants to permit the investors to resell such common stock to the public

•	under the terms of the Agreement, we are subject to certain cash penalties if we are unable to deliver to the investors the common stock receivable upon conversion of the notes and exercise of the warrants in a timely manner
     The material terms and conditions of the common stock purchase warrants are summarized as follows:
•	each warrant is exercisable to purchase one share of our common stock

•	the initial exercise price of each warrant is $8.027 per share, subject to adjustment as provided in the warrant

•	the warrants are exercisable for a period of five (5) years from their date of issuance on June 13, 2006

•	the warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the warrants is not available for the resale of the shares upon exercise of the warrants

•	the warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to such exercise

•	the warrants require an automatic repricing of the exercise price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

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
     In May and June 2002, our then-wholly owned subsidiary QX Mobile entered into two sale and purchase agreements for acquisition of an aggregate equity interest of 65% in CECT for an aggregate consideration of Rmb 312,750,000 (US$37,772,000) (the “Acquisitions”). CECT is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China. In February 2003, the Acquisitions were approved by all the appropriate governmental authorities, including the Ministry of Information Industry, the State Development Planning Commission, the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce. The process of obtaining new business licenses was finally completed and a new business license for the new entity was granted.
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
     In August 2004, we announced that our subsidiary HZQXCI was purchasing a 25% equity interest in CECT from CEC. As of June 2005, the acquisition had been approved by Beijing Commercial Bureau of PRC. Subsequently, HZQXCI assigned and transferred to QX Mobile the 25% shareholding in CECT and the transfer was approved by Beijing Commercial Bureau in September 2005.
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
     Our major operating subsidiaries include CECT and HZQXCI. We classify our products into two core business segments, namely mobile phones and indoor phones. In view of the fact that we operate principally in Mainland China, no geographical segment information is presented. Sales in the PRC market accounted for approximately 98% and 97% of our total revenues for the fiscal years ended December 31, 2004 and 2005, respectively.

	2003	2004	2005
	Rmb’000	Rmb’000	RMB
Net sales:

Mobile phones	1,694,046	1,823,979	2,622,302
Indoor phones	149,236	195,102	254,653

	1,843,282	2,019,081	2,876,955

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

     Since becoming a majority-owned subsidiary of Qiao Xing in February 2003, CECT has experienced rapid growth. In 2004, CECT emerged as one of the biggest winners in China’s mobile phone market, while most of the local companies’ market shares declined in very intensive competition. CECT moved 12 places in the league chart in terms of market share and ranked itself among the top eight local mobile phone companies by the end of 2004. As of February 2006, CECT had further moved up 6 additional places and became one of the top five local mobile phone companies.
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
     CECT attaches great importance to absorbing international advanced technology. It has been actively developing cooperation agreements and relationships with such global mobile telecommunications leaders as Qualcomm (Nasdaq: QCOM), Wavecomm (Nasdaq: WVCM), MiTAC, Skyworks (Nasdaq: SWKS), Palm, Inc. (Nasdaq: PALM), Microsoft Corp. (Nasdaq: MSFT), BenQ and AOL. Through cooperation agreements, CECT is able to utilize world-advanced technology to improve its own research and development efforts. At the same time, great effort has been made within CECT to develop its own technology and know-how to satisfy the specific situations in the China mobile market.
     Supported by its powerful R&D capacity and due to its better understanding of the market pulse, CECT has launched to the market on average four new models of mobile handsets on a monthly basis. At present, CECT has launched more than 120 types of GSM, GPRS, CDMA and GPS mobile phones, among which the MP3 and built-in camera with over three million pixels, MP4, online games, TV or movie viewing are their key functions. Utilizing its R&D competitive edge, CECT has developed different product platforms according to different mobile phone systems. It has also positioned its products to different consumer markets such as specializing for business use, feminine style and masculine style, etc.
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
     CECT has also produced digital camera handsets with 1.3 million, 3.0 million and 4.0 million pixels.
     In the first half of 2005, CECT launched 16 models of new mobile phones which are classified into three categories:
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
     CECT has established a distribution network throughout China with more than 250 wholesale outlets and more than 350 aftersales service centers in 31 provinces and municipalities. CECT has reduced its national distributors and is further strengthening a direct relationship with local distributors. CECT partners with many national retailers who own appliance supermarkets across China, including Gome Appliance Company (HK: 0494) and Su Ning (002024.SZ), the biggest appliance retailers in China. CECT is now conducting its new distribution channel strategy to deal with local distributors directly while reducing the number of distributors at the national level.

     CECT launched a marketing campaign introducing 13 new models of mobile phones in September 2003, which contributed much to its fast growth in 2004. In March 2005, a new promotion activity named “Spring Passion” started on a much larger scale with 16 new models of high-end mobile phones being introduced. In the second half of 2005, CECT started to implement its high-end mobile phone strategy and launched a series of sophisticated and fashionable high-end mobile phones, including model P 06, a model of smartphone that was rated as one of the most classic smartphones in the China market. CECT also launched a PC pocket mobile phone that runs on Microsoft’s Mobile 5.0 operating system. This PC pocket mobile phone was displayed in Microsoft’s booth in the PT/Expo Wireless & Networks Comm China 2005 trade show.
     In March 2006, CECT launched a model of multimedia phone that enjoys the longest standby time of 1,000 hours.
     CECT has a production site at Huizhou of Guangdong with an annual production capacity of 3.0 million units of GSM mobile phones.
     CECT is now competing in the China mobile phone market with foreign and local companies, including Nokia, MOTO, Samsung, TCL, Bird, Haier, Amoi, Konka and Lenovo. CECT’s competition strategy is to focus on research and development, market differentiation, and improved cost performance.
     Seasonality is especially evident for CECT’s mobile phone sales.
     In the China market, the period around three Golden Weeks (Labor Day, National Day and Chinese Spring Festival) are the best seasons for mobile phone retailers. As a mobile phone manufacturer, CECT usually supplies mobile phone products to distributors weeks before the Golden Weeks are coming. Therefore, generally speaking, April, September and December are the three best months for mobile phone sales, except that in 2005, due to a delay in the delivery of products and the sale revenue that should have been accounted for in September was recorded in October. Compared with the first half year, the sales of the second half year are much better.
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

However, since one-channel cordless phones can be easily interfered and create a lot of noises, we stopped producing them in June 1997 and now concentrate on ten-channel cordless phone manufacturing.
     In October 1997, we introduced the smart card telephones, which is the first of many special function corded telephones that we expected to develop and introduce to the market. In the first quarter of 1998, we developed and introduced caller ID display telephones and coin operated telephones. We developed the digital cordless phone in 1999 and introduced digitally enhanced cordless telephones (“DECT”) in 2000. In 2002, we commenced production of GSM phones.
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

     During 2005, we developed and sold more than 316 corded models and 41 cordless models, nine models of fax machines, 35 models of wireless fixed phones, and 15 models of short message telephones. The mobile phone division of HZQXCI has introduced 21 models of COSUN-branded GSM mobile phones which range from lower-end, middle-end and high-end. We have an extensive nationwide sales network that comprises more than 5,000 retail outlets in China.
     In November 2004, HZQXCI launched its new generation of VOIP phones (voice over internet protocol phones) in partnership with SOYO Group, Inc. (OTCBB: SOYO). Juniper Research has forecasted the VOIP markets to exceed US$32 billion by 2009. We believe that the China market for VOIP phones should follow this trend of significant growth.
     Since the second half of 2004, HZQXCI launched the COSUN-branded GSM mobile handset and has continued its transformation from a sub-contractor of CECT to a designer and distributor of its own brand of mobile phone handsets.
     In the first half of 2005, HZQXCI developed a specialized cash register which can be used by tax authorities for monitoring reporting compliance and has been granted access permit by government authorities in order to permit the sale of the product. HZQXCI intends to seek other projects in the consumer electronics area.
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

     We have not received any material claims for defective products from customers for the three years ended December 31, 2005.
Sales and Marketing
     Regarding HZQXCI’s indoor telephone division, HZQXCI currently has maintained 40 independent regional distributors and after-sales service centers, including six wholesale agencies, serving our major customers in different provinces in the PRC. There is at least one representative assigned to each regional distributor to make frequent visits in order to understand the business operation and assist management. These regional distributors distribute our telecommunication products to a network of over 5,000 retail outlets. The purchase orders for telephones from these retail outlets are collected by the 40 regional distributors, who would then place consolidated purchase orders with us on their own accounts. The regional distributors are each responsible for the credit risk and settlement of their own customers. We give a settlement period of 30 days to 270 days to the distributors. The long credit period granted is comparable to the common business practice for household telephones.
     HZQXCI has established long-term strategic partnership relationships with many of China’s telecommunications operators, including China Telecom, China Netcom, China Railcom, China Mobile and China Unicom. By participating in public bids invited by these operators at provincial and municipal levels, we directly supply them (direct sale) with conventional indoor phones and high-end products of a value-added nature such as wireless fixed phones, CDMA Cityphones, CDMA inter-village phones and VOIP phones. We have become a major supplier to these operators to provide them with numerous categories of value added service products across China. We are the dominant supplier for more than 20 provinces in China. Our direct sales are now becoming more important as compared with our conventional distributor sales.
     HZQXCI has established strategic relationships with leading distributors of telecommunications terminal products in North America, Latin America, Southeast Asia, Europe and the Middle East. These include Binatone, the British leader in this field, and Unisonic, a major supplier to Bell South. Recently, we were selected as one of four candidates of supplies to Telefonica, the world’s no. 3 telecommunications operator.
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
     Since 2003, we shifted our focus to selling short message phones, wireless fixed phones, CDMA Cityphones and VOIP phones, which generate much higher margins than ordinary telephones. In addition to the established distribution network, we sell our products to China Telecommunication, mobile network operators or their subcontractors to promote our new products jointly. Backed up by all levels of government, these operators have dominant influence over consumers, which is very favorable for us to introduce new products into the market and capture market share swiftly.
     For sales of its COSUN branded mobile phone handsets, HZQXCI now has 50 distributors at the provincial level in 31 provinces in China and 40 after-sales service centers.
     For QXCI, the seasonality is not obvious in past years. Though, we believe, for QXCI’s mobile phone sector, the similar seasonality feature will be seen in the future years as it expands it COSUN-branded mobile phone business.
     We spent approximately Rmb 14,658,000 (US$1,771,000) and Rmb 11,800,000 (US$1,642,000) in 2004 and 2005, respectively, for advertising on a consolidated basis.
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
     HZQXCI’s research and development (“R&D”) and engineering, technical and design functions are performed in the PRC through our own R&D, engineering, technical and design divisions and through appointed external technology development experts. As of December 31, 2005, we employed 96 staff in our R&D division, who work closely with our sales and marketing executives to gauge the market demand in developing new products and new models of existing products.

     The R&D, engineering, technical and design divisions are currently monitoring more than 338 particular models of corded telephones, 42 particular models of cordless telephones, 36 models of GSM cellular telephones, 41 models of wireless fixed phones (wuxiangtong), 14 models of short message telephones, two ADSL products, two models of its specialized cash registers and two models of Cityphone.
     In 2005, we spent Rmb 20,694,000 (US$2,564,000) on research and development activities on a consolidated basis.
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

C. ORGANIZATIONAL STRUCTURE AS OF JUNE 20, 2006.

D. PROPERTY, PLANTS AND EQUIPMENT.
     Our principal executive offices are located at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, PRC. Our production facilities are located in Qiao Xing Science Industrial Park in Huizhou City, Guangdong, PRC.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi (“Rmb”). Translation of amounts for 2005 from Renminbi into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb 8.0702 on December 31, 2005.
A. OPERATING RESULTS.
Fiscal 2005 compared to Fiscal 2004
     (i) Net sales
     Analysis of our sales revenue by product category for fiscal year 2005 and 2004 is as follows:

	Year ended December 31
	2005		2004
	Rmb’000%		Rmb’000%
Mobile telephones	2,619,683	91	1,823,979	90
Indoor telephones	254,653	9	195,102	10

Total	2,874,336	100	2,019,081	100

     Net sales revenue increased by Rmb 855 million from Rmb 2,019 million for fiscal year 2004 to Rmb 2,874 million (US$ 356 million) for fiscal year 2005, representing an increase of 42.4%. The Mainland China phone business segment remained highly competitive in 2005. Nevertheless, by adjusting the products sales mix, injecting more resources in developing value added and technologically advanced products and implementing proactive marketing strategies, the Group successfully attained impressive growth in sales.
     In 2004, the revenue from the sale of mobile phones was Rmb 1,824 million, while the sale of mobile phones amounted to Rmb 2,620 million in 2005, representing an increase of Rmb 796 million. The mobile phone business segment remained highly competitive in 2005. Keen competition in the Mainland China market led to intense price competition across all product ranges. Thanks to a stream of value-added innovations incorporated in the new mobile phone handsets launched, our subsidiary CECT was able to withstand better than many other local competitors this downward price trend to allow room for a reasonable gross profit margin. Two successful large-scale product launches in CECT in 2005 contributed to the increase in sale volume in 2005. The first, which took place in the first half of the year, consisted of 16 models of trendy mobile phone handsets, including a series of mini PDA phones while the second, in the second half, comprised 14 models of higher-end mobile phone handsets with a two-million-pixel digital camera and multimedia entertainment functions, including MPEG-4 video support. As for the ‘COSUN’ brand mobile phone handsets, which Hui Zhou Qiao Xing Communication Industry, Limited, another subsidiary of the Company, introduced in the second half of 2004, with the expansion of the distribution network, and benefiting from a full year for 2005, sales increased significantly compared with 2004.
     Net sales of indoor telephones for 2005 were Rmb 255 million, representing an increase of Rmb 60 million. In the fixed line indoor phone business segment, Chinese consumers continue to demand for value added telephone products to replace ordinary telephones. Such value added products are more fashionable, have multiple functions and higher quality. In theory, all the in-door telephone consumers will eventually replace their ordinary telephones with such value added products. Amidst such market trend, we adjusted our product portfolio and injected more resources to develop higher value added telephone products. Sales of value added telephone sets continued to increase. In 2005, there were more big-volume sales to telecommunication operators compared with 2004. There was also increase in export sales.
     (ii) Gross Profit
     Analysis of our gross profit by product category for fiscal years 2005 and 2004 is as follows:

	Year ended December 31
	2005		2004
	Rmb’000%		Rmb’000%
Mobile telephones	449,881	92	194,801	87
Indoor telephones	39,168	8	28,798	13

Total	489,049	100	223,599	100

     Gross profit for fiscal year 2005 was Rmb 489 million (US$ 60.6 million), representing an increase of Rmb 265 million from Rmb 224 million in fiscal year 2004.
     Regarding the ‘CECT’ brand mobile phones, the increase in gross profit was due to both increase in revenue and increase in gross profit ratio. Good market reception of ‘CECT’ brand mobile phones made possible larger model series, enabling design fees, technical fees, etc. to be spread over a larger number of model units with the same platform and core, thus improving the gross profit ratio. In addition, more models shared more common parts which resulted in cost savings from bulk purchases of parts. ‘COSUN’ brand mobile phones also contributed to the increase in gross profit through increased sales.

     Gross profit for indoor telephones increased by Rmb 10.4 million from Rmb 28.8 million in fiscal year 2004 to Rmb 39.2 million (US$4.9 million) in fiscal year 2005. This increase resulted from the twin effect of increased sales revenue and increased gross profit ratio. The increase in gross profit ratio was mainly attributable to the sales of value added telephones accounting for a higher percentage of the sales mix when compared with 2004. Indoor phones with value added functions command higher unit selling prices and gross profit ratios.
     (iii) Selling expenses
     Selling expenses increased by Rmb 1.3 million from Rmb 27.9 million for fiscal year 2004 to Rmb 29.2 million (US$ 3.6 million) for fiscal year 2005. The major changes related to the following categories of selling expenses:
(a)	A decrease in advertising expenses. As the brands of our Group had become more established, there was less need to spend on advertising. Advertising expenses in fiscal year 2005 amounted to Rmb 11.8 million, representing a decrease of Rmb 2.9 million (20%) from Rmb 14.7 million in fiscal year 2004.

(b)	an increase in expenses relating to materials used for promotional activities of Rmb 6.7 million in CECT.

(iv)	General and administrative expenses including stock-based compensation
     General and administrative expenses including stock-based compensation decreased by Rmb 38.6 million from Rmb 100.1 million in fiscal year 2004 to Rmb 61.5 million (US$ 7.6 million) in fiscal year 2005. General and administrative expenses other than stock-based compensation decreased by Rmb 6.5 million from Rmb 67.3 million in fiscal year 2004 to Rmb 60.8 million (US$ 7.5 million) in fiscal year 2005. The decrease was mainly due to (a) savings in staff costs in CECT of Rmb 3.0 million, (b) a decrease in depreciation charges of administrative equipment of Rmb 1.9 million in CECT, and (c) a decrease in leasing charges of Rmb 1.1 million in CECT. Stock-based compensation decreased by Rmb 32.0 million from Rmb 32.7 million in 2004 to Rmb 0.7 million (US$ 0.1 million) in 2005. Stock-based compensation relating to stock options to certain employees under the 1999 Stock Compensation Plan dropped from Rmb 23.7 million for 2004 to nil for 2005, while that for external consultants decreased from Rmb 9.0 million to Rmb 0.7 million.
     (v) Research and development
     Research and development increased by Rmb 10.3 million from Rmb 10.4 million for fiscal year 2004 to Rmb 20.7 million (US$ 2.6 million) for fiscal year 2005. The increase related mainly to technical research fees (Rmb 2.4 million), technical development fees (Rmb 3.7 million) and technical service fees (Rmb 1.2 million), and was predominantly attributable to the mobile phone business segment, particularly in CECT for the research on long battery life.

     (vi) Interest expense
     Interest expenses increased by Rmb 14.7 million from Rmb 27.1 million in 2004 to Rmb 41.8 million (US$ 5.2 million) in 2005. The average daily balance of bank loans in CECT has increased to finance its increased scale of operations. Interest expenses related to discounted bills also increased in CECT as it has become more common for its dealers to settle their accounts with CECT with bills.
     (vii) Gain on disposal of a subsidiary
     On July 29, 2005, the Group’s subsidiary, QXCI, completed the acquisition of an additional 25% equity interest in CECT at a total consideration of Rmb75,000,000 from China Electronics Corporation (“CEC”). QXCI’s 25% equity interest in CECT was subsequently transferred to QXMC at the same consideration of Rmb75,000,000 on July 31, 2005.
     The purchase consideration of Rmb75,000,000 was satisfied by the followings assets of the Group at a valuation price mutually agreed between CEC and the Group:

	Agreed valuation
	Rmb’000	US$’000
Cash	4,607	570
Investment at cost	20,000	2,478
Investment in Beijing Jinxin Hengtong Technology Company (“BJHTCL”), a subsidiary	900	112
Amount due from BJHTCL	49,493	6,133

	75,000	9,293

     As of July 29, 2005, the condensed historical balances of BJHTCL’s assets and liabilities that were disposed of to CEC in the above transaction consisted of:

	Rmb’000	US$’000
Cash and cash equivalents	126	16
Other receivables	751	93
Property, machinery and equipment	37,826	4,687
Land use rights	1,383	171
Amount due to CECT	(49,493)	(6,133)

Net liabilities disposed of	(9,407)	(1,166)

     The gain on disposal of BJHTCL of Rmb10,307,000, as reflected in the consolidated statement of operations and comprehensive income for the year ended December 31, 2005, is calculated as follows:

	Rmb’000	US$’000
Consideration	900	111

Net liabilities disposed of	9,407	1,166

Gain on disposal of subsidiary	10,307	1,277

     (viii) Gain on disposal of an equity investee
     Suzhou Minji CEC Telecom Co., Ltd. (“SMCECT”) is a Sino-foreign joint venture formed between CECT and Minji Diantong Malaysia Co., Ltd. on January 13, 2004 to engage in the research and development, and design of telecommunication products in Mainland China. CECT invested approximately Rmb4,900,000 for a 49% equity interest in the total registered capital of SMCECT of approximately Rmb10,000,000.
     The results of operations of SMCECT for the period from January 13, 2004 (date of establishment) to December 31, 2004 have been accounted for in the consolidated statement of operations using the equity method.
     Summarized condensed financial information of SMCECT as of December 31, 2004 and for the period from January 13, 2004 to December 31, 2004 is as follows:

	2004
	Rmb’000	US$’000
	(Unaudited)	(Unaudited)
Current and total assets	6,863	829

Current liabilities	79	9

Capital and reserves	6,784	820

Total liabilities and equity	6,863	829

Operating expenses	(3,223)	(389)

Net loss	(3,223)	(389)

The Group’s equity in loss (49%)	(1,579)	(191)

     On January 1, 2005, CECT disposed of its entire 49% equity interest in SMCECT for a total consideration of approximately Rmb4,900,000. The disposal resulted in a gain of approximately Rmb1,579,000 for the year ended December 31, 2005. The calculation of the gain on disposal is as follows:

Rmb’000
Consideration	4,900

Share of net asset value of SMCECT disposed of as of January 1, 2005	(3,321)

Gain on disposal	1,579

     (ix) Provision for income tax
     Provision for income tax increased by Rmb 17.4 million from Rmb 10.4 million for fiscal year 2004 to Rmb 27.8 million for fiscal year 2005. At present, substantially all of the Group’s income is generated in Mainland China by QXCI and CECT. QXPL and QXCI, being located in Huizhou, Mainland China, are subject to Mainland Chinese enterprise income taxes at a rate of 15%. QXCI was exempted from Mainland Chinese enterprise income tax for two years starting from January 1, 2003, and is entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECT is regarded as a “Hi-tech” enterprise by the Mainland Chinese government and is subject to Mainland Chinese enterprise income taxes at a rate of 15%. CECT was exempted from Mainland Chinese enterprise income tax for the period from May 22, 2000 to December 31, 2002, and is entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years.
     Provision of income tax in the consolidated statement of operations and comprehensive income consists of:

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
Mainland Chinese income
- current	—	10,404	27,813	3,446
- deferred	—	—	—	—

	—	10,404	27,813	3,446

     The increase in provision for income tax was due to the increase in taxable profits for QXCI and CECT and the increase in the rate of state income tax for QXCI.

     Deferred income tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the balance sheet as of December 31, 2004 and 2005 were as follows:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Allowance for doubtful accounts	1,141	975	121

Write-off of obsolete and slow-moving inventories	6,056	6,390	792
Loss carryforward	2,695	1,835	227

	9,892	9,200	1,140
Valuation allowance	(9,892)	(9,200)	(1,140)

Deferred income tax assets	—	—	—

     Changes in the valuation allowance were as follows:

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
Beginning of year	—	1,896	9,892	1,226

Increase (release) in valuation allowance	1,896	7,996	(692)	(86)

End of year	1,896	9,892	9,200	1,140

     A valuation allowance of approximately Rmb1,896,000 was established during the year ended December 31, 2003 for deferred income tax assets related mainly to loss carryforward. A valuation allowance of approximately Rmb7,996,000 was established during the year ended December 31, 2004 for deferred income tax assets related mainly to the write-off of obsolete and slow-moving inventories. The release of the valuation allowance during the year ended December 31, 2005 arose due mainly to a change in the applicable tax income tax rate of a loss making subsidiary from 33% to 15%.
     (x) Extraordinary gain on acquisition of minority interests
     On July 29, 2005, the Group’s subsidiary, QXCI, completed the acquisition of an additional 25% equity interest in CECT at a total consideration of Rmb75,000,000 from CEC. QXCI’s 25% equity interest in CECT was subsequently transferred to QXMC at the same consideration of Rmb75,000,000 on July 31, 2005.
     The acquisition of the minority interests of CECT has been accounted for under the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. The resulting excess of the fair value of net assets acquired over the consideration paid was allocated to non-financial assets and the remaining excess was recorded as an extraordinary gain in accordance with SFAS 141.

     The allocation of the purchase price to the fair value of assets acquired and liabilities assumed is as follows:

	Rmb’000	US$’000
Cash and cash equivalents	10,390	1,287
Pledged bank deposits	44,773	5,548
Bills receivable	43,078	5,338
Accounts receivable	125,523	15,554
Inventories	73,535	9,112
Prepaid expenses	68,006	8,427
Other current assets	6,826	846
Due from related parties	63,634	7,885
Property, machinery and equipment	9,795	1,214	(*)
Construction-in-progress	15	2	(*)
Investment at cost	1,908	236
Other acquired intangible assets	131,996	16,356	(*)

Total assets acquired	579,479	71,805

Short-term borrowings	167,100	20,706
Accounts payable	97,797	12,118
Other payables	4,763	590
Accrued liabilities	6,045	749
Deposits received	2,772	344
Deferred revenues	22,745	2,818
Due to related parties	8,375	1,038
Taxation payable	8,719	1,081

Total liabilities assumed	318,316	39,444

Net assets acquired	261,163	32,361
Less: Purchase price	(75,000)	(9,293)

Excess of net assets acquired over purchase price	186,163	23,068
Less: Allocation of negative goodwill to non-financial assets	(141,806)	(17,572)	[Sum of (*) above]

Extraordinary gain before minority interests	44,357	5,496
Less: Minority interests share of extraordinary gain	(8,871)	(1,099)

Extraordinary gain after minority interests	35,486	4,397

     (xi) Net Income and Earnings Per Share
     Net income of Rmb 248.7 million (US$30.8 million) was recorded for fiscal year 2005, compared with Rmb 22.9 million for fiscal year 2004. The increase of Rmb 225.8 million between fiscal years 2004 and 2005 was mainly due to the net effect of the following in fiscal year 2005:
(i)	increase in gross profit of Rmb 265.4 million;

(ii)	decrease in general and administrative expenses of Rmb 38.6 million;

(iii)	increase in research and development costs of Rmb 10.2 million;

(iv)	increase in interest expense of Rmb 14.7 million;

(v)	increase in gain on disposal of subsidiary Rmb 10.3 million;

(vi)	decrease in gain on disposal of equity investee of Rmb 39.9 million;

(vii)	increase in provision for income tax of Rmb17.4 million;

(viii)	increase in minority interests of Rmb 46.1 million; and

(ix)	increase in extraordinary gain on acquisition of minority interests of Rmb 35.5 million.

     Based on a weighted average of 18,319,000 shares outstanding during fiscal year 2005, the Group reported basic earnings after extraordinary gain per common share of Rmb 13.58 (US$1.68), compared to Rmb 1.39 on 16,443,000 weighted-average shares outstanding during fiscal year 2004. The higher number of weighted average number of outstanding shares is due to additional shares issued in connection with 1,500 shares granted to external consultants in January 2005, 1,500,000 shares sold to institutional investors in February 2005 and 500,000 shares sold to individual investors in April 2005.
Fiscal 2004 compared to Fiscal 2003
     (i) Net sales
     Analysis of our sales revenue by product category for fiscal year 2004 and 2003 is as follows:

	Year ended December 31
	2004		2003
	Rmb’000%		Rmb’000%
Mobile telephones	1,823,979	90	1,694,046	92
Indoor telephones	195,102	10	149,236	8

Total	2,019,081	100	1,843,282	100

     Net sales revenue increased by Rmb 176 million from Rmb 1,843 million for fiscal year 2003 to Rmb 2,019 million (US$ 244 million) for fiscal year 2004, representing an increase of 9.6%. The Mainland China phone business segment remained highly competitive in 2004. Nevertheless, by adjusting the products sales mix, injecting more resources in developing value added and technologically advanced products and implementing proactive marketing strategies, the Group successfully attained satisfactory growth in sales.
     In the fixed line indoor phone business segment, Chinese consumers continue to demand value added telephone products to replace ordinary telephones. Such value added products are more fashionable, have multiple functions and higher quality. In theory, all the in-door telephone consumers will eventually replace their ordinary telephones with such value added products. Amidst such market trend, we adjusted our product portfolio and injected more resources to develop higher value added telephone products. During the year, we introduced more new models of wireless fixed phones and saw a big increase in the sales of such products. Sales of value added telephone sets continued to increase and were well accepted by the market.
     The mobile phone business segment remained highly competitive in 2004. Keen competition in the Mainland China market led to intensive price competition across all product ranges. In order to enhance our competitiveness within the industry, we reduced the prices of certain of our mobile devices, especially phones with simple mobile voice functionality as well as lower resolution camera phones. At the same time, our efforts made to improve the quality, functionality and cost performance of our products have borne fruit. CECT has managed to increase its market share, moving ahead 12 places in the league chart designed to display the ranking of all mobile phone players in China market in the light of sales quantity. We launched a series of high-end but reasonably priced mobile phones in the second half of the year, including mini PDA handsets, handsets with handwriting recognition solution and digital camera handsets with more than 1.3 million pixel. These new and unique products greatly contributed to the increase in the sales quantity of CECT-branded mobile phone.
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

     Gross profit for fiscal year 2004 was Rmb 224 million (US$ 27.0 million), representing a decrease of Rmb 21 million from Rmb 245 million in fiscal year 2003. The decrease was mainly due to the decrease in gross profit margin of mobile telephones. The decrease in gross profit margin for mobile phones was mainly due to the reduction in price for the simple mobile voice functionality as well as lower resolution camera phones. The mobile phone business segment in Mainland China has entered into a more mature stage as compared to the years of 2002 and 2003, resulting in an overall reduction in unit selling price within the whole industry. In addition, the mobile telephone market in Mainland China was very competitive with the presence of both local and overseas competitors. This has resulted in a changed mobile phone industry landscape and CECT took initiatives to adapt itself to the changed competition situation, including, but not limited to, adopting corresponding pricing strategy, resulting in a decrease of approximately 17% in gross profit margin in 2004.
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
     (iii) Selling expenses
     Selling expenses decreased by Rmb 47.0 million from Rmb 74.9 million for fiscal year 2003 to Rmb 27.9 million (US$ 3.4 million) for fiscal year 2004. The decrease was predominantly attributable to:
     (a) Because of a much closer strategic relation with its local distributors, CECT closed down certain representative offices, resulting in reduction of related advertising and promotion expense, decrease in sales force, as well as other selling expenses including transportation, travel and entertainment, samples and telecommunication expenses; and
     (b) A reduction in the advertising expenditures for the products launched as the management considered that their products were well penetrated into the market and the reputable brand name was established as a result of substantive marketing activities introduced in 2003. In addition, CECT has been successful in mapping out more attractive policies to encourage distributors to promote CECT-branded mobile phones at their own expense. Advertising expenses in fiscal year 2004 amounted to Rmb 14.7 million, representing a decrease of Rmb 28.1 million (66%) from Rmb 42.8 million in fiscal year 2003.
     (iv) General and administrative expenses including stock-based compensation
     General and administrative expenses other than stock-based compensation increased by Rmb 15.4 million from Rmb 51.9 million in fiscal year 2003 to Rmb 67.3 million (US$ 8.1 million) in fiscal year 2004. This increase was mainly attributable to:
     (a) increase in allowance for doubtful receivables of about Rmb 5.6 million from Rmb 0.8 million in 2003 to Rmb 6.4 million in 2004;
     (b) increase in compliance and implementation cost for Sarbanes-Oxley Act Section 404 and other regulatory compliance services for the first year amounting to Rmb 1.3 million; and
     (c) increase in staff cost of about Rmb 4.6 million from Rmb 16.5 million in fiscal year 2003 to Rmb 21.1 million (US$2.5 million) in fiscal year 2004 due to the increase in headcount mainly in HZQXCI for the development of the indoor phone business segment.
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
     (v) Research and development
     Research and development increased by Rmb 3.8 million from Rmb 6.6 million for fiscal year 2003 to Rmb 10.4 million (US$ 1.3 million) for fiscal year 2004. The increase was predominantly attributable to the full year of research and development activities on new mobile phone models by CECT. As the Group would also like to sustain their market share for indoor phones, more costs were incurred for the development on new models of wireless fixed phones.
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
     (viii) Interest expense
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
     (ix) Gain on disposal of an equity investee
     Gain on disposal of an equity investee of Rmb 41.5 million (US$5.0 million) in 2004 represents the gain on sale of 40% equity in CEC Mobile by CECT to an independent party. Effective on June 30, 2004, CECT has sold its 40% shareholding in CEC Mobile Co., Ltd. (“CECM”) to Beijing Lian Sheng Tong Investment Management Co., Ltd, an independent third party, for cash consideration of Rmb 72 million. Thereafter, CECT’s shareholding interest in CECM has been reduced to 10%.

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

     (x) Equity in earnings of equity investee
     The Group’s share in the net income of affiliates decreased by Rmb 7.4 million from Rmb 6.8 for fiscal year 2003 to a loss recorded of Rmb 0.6 million (US$0.08 million) for fiscal year 2004. The decrease was mainly attributable by the disposal of 40% interest in an affiliate, CEC Mobile Co, Ltd. (CECM). In addition, Suzhou Minji CEC Telecom Co., Ltd. (“SMCECT”) was a joint venture set up on January 13, 2004 whereby CECT invested in Rmb 4,900,000, representing 49% of its total registered capital of approximately Rmb 10,000,000. SMCECT recorded a loss for fiscal year 2004, resulting in loss of Rmb 0.6 million recorded.
     (xi) Provision for income tax
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

CECM is exempted from the PRC enterprise income tax for the period from January 10, 2002 to December 31, 2004.
Provision of income tax consists of:

	2002	2003	2004
	Rmb’000	Rmb’000	Rmb’000	US$’000
Mainland Chinese income tax
-current	—	—	10,404	1,257
-deferred	—	—	—	—

	—	—	10,404	1,257

Deferred income tax assets reflected the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the balance sheet as of December 31, 2003 and 2004 were as follows:

	2003	2004
	Rmb’000	Rmb’000	US$’000
Allowance for doubtful accounts	—	1,141	138
Write-off of obsolete and slow-moving inventories	194	6,056	732
Loss carryforwards	1,702	2,695	326

	1,896	9,892	1,196
Valuation allowance	(1,896)	(9,892)	(1,196)

Deferred income tax assets	—	—	—

Changes in the valuation allowance were as follows:

	2002	2003	2004
	Rmb’000	Rmb’000	Rmb’000	US$’000
Beginning of year	1,055	—	1,896	229
(Release) Increase in valuation allowance	(1,055)	1,896	7,996	967

End of year	—	1,896	9,892	1,196

     A valuation allowance of approximately nil and Rmb1,896,000 were established as of December 31, 2002 and 2003 respectively, for the deferred income tax assets related mainly to loss carryforward. A valuation allowance of approximately Rmb7,996,000 was established as of December 31, 2004 for the deferred income tax assets related mainly to write-off of obsolete and slow-moving inventories. The release of the allowance in 2002 was due to the sale of the subsidiary generating the loss carryforward.
     (xii) Net Income (Loss) and Earnings (Loss) Per Share
     Net income of Rmb 22.9 million (US$2.8 million) was recorded for fiscal year 2004, while net loss of Rmb 7.8 million was recorded for fiscal year 2003. The increase of Rmb 30.7 million between fiscal years 2003 and 2004 was mainly due to the net effect of the following in fiscal year 2004:
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
     B. LIQUIDITY AND CAPITAL RESOURCES.
     During fiscal year 2005, we were principally engaged in (i) the sales of telecommunication equipment, including cord and cordless indoor telephone sets, in Mainland China; and (ii) production and sales of mobile phones and accessories in Mainland China. We did not declare or pay dividends in fiscal year 2005.
     In summary, about Rmb 87.3 million (US$ 10.8 million) was provided by operating activities, about Rmb 44.0 million (US$ 5.5 million) was provided by investing activities and about Rmb 118.1 million (US$ 14.6 million) was provided by financing activities during the year ended December 31, 2005. Consequently, cash and cash equivalents increased by Rmb 250.8 million (US$ 31.1 million) from Rmb 140.9 million (US$ 17.5 million) at the beginning to Rmb 391.7 million (US$ 48.5 million) at the end of year 2005.

     (i) Cash flows from operating activities
     There was a net operating cash inflow of Rmb 87.3 million (US$ 10.8 million) while the income before minority interests and extraordinary gain was Rmb 316.1 million (US$ 39.2 million) for the fiscal year of 2005. The difference of Rmb 228.8 million came mainly from the increase in net operating assets of Rmb 245.4 million. The net increase related mainly to an increase in accounts and bills receivable of Rmb 398.0 million, a decrease in inventories of Rmb 59.7 million, and an increase in taxation payable of Rmb 66.5 million. Accounts and bills receivable increased owing in general to the increase in the scale of operations and in particular to the increase in the proportion of sales to telecommunication operators compared with distributors. Telecommunication operators have higher credit standings but they enjoy longer payment terms, of more than a year in some cases. Inventories of finished goods of mobile phones decreased as our mobile phones became even more popular and were in great demand. The increase in taxation payable related mainly to Mainland Chinese enterprise income tax of Rmb 19.1 million (US$ 2.4 million) and Mainland Chinese value-added tax of Rmb 50.9 million (US$ 6.3 million).
     (ii) Cash flows from investing activities
     Net cash provided by investing activities amounted to Rmb 44.0 million (US$ 5.5 million) during the year ended December 31, 2005. This was mainly attributable to the cash outflow on capital expenditures relating to acquisitions of property, machinery and equipment and construction-in-progress amounting to Rmb 17.1 million, the cash inflow from proceeds from disposal of property, machinery and equipment amounting to Rmb 6.9 million, and the net cash inflow from the disposal of CECM, an equity investee, amounting to Rmb 55.3 million.
     (iii) Cash flows from financing activities
     Net cash inflow from financing activities amounted to Rmb 118.1 million (US$ 14.6 million) for the year ended December 31, 2005. It was mainly attributed to the cash outflow relating to the increase in restricted cash of Rmb 43.9 million (US$ 5.4 million) and the cash inflow relating to the net increase in short-term borrowings of Rmb 54.0 million (US$ 6.7 million) and net proceeds from issuance of new shares of Rmb 111.7 million (US$ 13.8 million). As of December 31, 2005, our consolidated working capital was Rmb 853 million (US$105.7 million) as compared to Rmb 426 million (US$51.5 million) as of December 31, 2004.
     For the year ended December 31, 2005, we financed our operations and investments principally through cash generated from operating activities, bank borrowings and issuance of new shares. Outstanding bank borrowings accounted for 33% and 29% of our total assets as of December 31, 2004 and December 31, 2005, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit.

Contractual Obligations and Commitments
     (a) Capital commitments
     Capital commitments not provided for in the consolidated financial statements include the following:

	2005
	Rmb’000	US$’000
Capital expenditures authorized and contracted for:
- Construction of factory premises and staff quarters	39,221	4,860
- Purchase of land and buildings	58,700	7,274
- Purchase of machinery and equipment	5,562	689

	103,483	12,823

     (b) Operating lease commitments
     The Group has operating lease agreements for office and factory premises, which extends through November 2008. As of December 31, 2005, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,
- 2006	4,012	497
- 2007	837	104
- 2008	605	75

Total	5,454	676

     Lease expense of the Group for the year ended December 31, 2005 was approximately Rmb4,445,000.
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
     Trade accounts receivable. Trade accounts receivable are recorded at invoiced amounts less allowances for doubtful accounts. The Group reviews its accounts receivables on a periodic basis and make allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of a receivable balance, the Company considers many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
     Inventories. Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale, and after making allowance for damaged, obsolete and slow-moving items. Allowances for damaged, obsolete and slow-moving items are determined by management based on a consideration of several factors, including the aging of the inventories, current and expected future market trends and conditions and the physical condition of the goods observed during periodic inventory counts.
     Product Warranties. The Group guarantees that products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable.

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
     Goodwill. We adopted Statement of Financial Accounting Standards (“SFAS”) No. 142 “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill be tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. We completed our annual goodwill impairment test during the years ended December 31, 2004 and 2005 and determined that no adjustment to the carrying value of goodwill was required.
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
     We adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, whereby intangible assets with finite useful lives are required to be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value. We completed our annual identifiable intangible assets impairment test during the years ended December 31, 2004 and 2005 and determined that no adjustment to the carrying value of identifiable intangible assets was required.

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
Critical Accounting Policies: Adoption of New Accounting Policies
(i)	In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs – an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Group’s consolidated financial statements.
(ii)	(In December 2004, the FASB issued SFAS No.152, “Accounting for Real Estate Time-Sharing Transactions — an amendment of FASB Statements No. 66 and 67”. SFAS No.152 amends FASB Statement No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (“SOP”) 04-2, “Accounting for Real Estate Time-Sharing Transactions”. The Statement also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. The Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of SFAS No.152 is not expected to have a material impact on the Group’s consolidated financial statements.

(iii)	In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Group’s consolidated financial statements.

(iv)	In December 2004, the FASB issued SFAS No.123-R, “Share-based Payment”, which requires the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements based on the estimated fair value of the equity or liability instruments issued. SFAS 123-R covers a wide range of share-based compensation arrangements including options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

     SFAS No. 123-R replaces SFAS No. 123 and supersedes APB Opinion No. 25. As originally issued, SFAS No. 123 established as preferable a fair value based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value based model of APB Opinion No. 25, provided the financial statements disclosed the pro forma net income or loss based on preferred fair-value method.
     In April 2005, the Securities and Exchange Commission approved a new rule that permits companies to defer the effective date of SFAS No. 123-R. Accordingly, SFAS No. 123-R will become effective for the Group beginning January 1, 2006. With the adoption of SFAS No. 123-R, the Group’s consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2004 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards. Management believes that the adoption of this pronouncement will not have a material effect on the Group’s current and previous years’ consolidated financial statements. However, the impact on future consolidated financial statements of the Group cannot be predicted at this time as it will depend on the levels of share-based payments granted in the future.
(v)	(v) In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by the Interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Group’s consolidated financial statements.

(vi)	In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 supersedes APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires all voluntary changes in accounting principle because of preferability or any change resulting from the issuance of an accounting pronouncement that does not include detailed transition instructions to be handled by retrospective application, unless it is impracticable to determine the effect on prior period financial statements. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on the Group’s consolidated financial statements.

(vii)	On September 15, 2005, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 describes the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction, and describes the circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is currently evaluating the applicability of EITF 04-13 to the Group’s inventory transactions.

(viii)	In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments”. This standard amends the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this Statement to have any material effect on its consolidated financial statements.

(ix)	(ix) In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140”. This standard amends the guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting; (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”; or (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.

     SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

Year ended December 31, 2005	Rmb 20,694,000
Year ended December 31, 2004	Rmb 10,449,000
Year ended December 31, 2003	Rmb 6,649,000
D. TREND INFORMATION.
Sales
     In the mobile phone business segment, we anticipate steadfast growth in 2006 and the years to come. With its strong in-house R&D capability and the cooperation with other top domestic and overseas players in the industry, CECT is bringing to the market a continuous stream of new models under the ‘CECT’ brand that meet the needs and wants of the consumers. CECT’s proven advantage in market differentiation and its widely recognized reputation will continue to help it grow sales. As for the ‘COSUN’ brand mobile phones introduced by the Company’s subsidiary HZQXCI in the second half of 2004, it is expected that sales would increase with its expanding distribution network.
     In the indoor phone business segment, our focus in fiscal year 2006 remains to be R&D and the launching of more satisfactory value added products to satisfy the continuously improving consumption levels of Chinese people. We are confident that these relatively high-end phone products can continue to achieve significant sales growth in fiscal year 2006. In addition, we expect more big-volume sales to telecommunication operators. There will also be an increase in export sales.
Gross Profit
     Our total gross profit margin percentage in fiscal year 2005 was approximately 17.3%. We achieved a gross profit margin of approximately 17.4% and 15.8% for sales of our mobile phone products and indoor phone products in 2005, respectively. We expect that our relentless efforts in product innovation, cost control and continuous business process improvement applied to the supply chain will continue to bear fruit and allow the gross profit ratios to be maintained. On this basis, we anticipate that with the increase in sales revenue, there will be corresponding growth in gross profit in both the mobile phone and the indoor phone business segments.
Production
     Our current total production capacity of mobile phones amounts to 3 million units per year. We plan our production capacity based on medium-term forecasts of the demand of our products. In the event that our production cannot meet the market demand, we will apply OEM to guarantee supplying CECT brand and COSUN brand mobile phones for our clients. In the indoor phone segment, we will continue to subcontract all of the in-door phones orders to qualified manufacturers.

Prices
     There is keen price competition in the market of our products, especially for basic models, which are regarded as commodities because of the lack of difference between brands. In the indoor phone business segment, through continuous upgrade of our products, we expect to be able to maintain our sales price in 2006 at a level comparable to that in 2005. In the mobile phone business segment, the trend is for lower prices. However, for the ‘COSUN’ brand mobile phone handsets, which Hui Zhou Qiao Xing Communication Industry, Limited, a subsidiary of the Company, introduced in the second half of 2004, the product range is moving from low-end only to a complete one consisting of high-end, middle-end and low-end products, which should result in an increase in the average selling price.
Inventory
     We forecast that our inventory value will increase in step with the increase in the scale of our business in 2006 in both the indoor phone and mobile phone business segments. Because of their short product life cycle, we do not want to keep a large quantity of mobile phones as inventories as they will become obsolete within a short time. On the other hand, we need to maintain a certain level of inventories to meet customers’ demand of our products. We believe that our existing inventory level in relation to the scale of our business is optimal and we will continue to apply the existing strategy to plan our inventory level in 2006.
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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
          (a) Capital commitments
     Capital commitments not provided for in the consolidated financial statements include the following:

	2005
	Rmb’000	US$’000
Capital expenditures authorized and contracted for:
- Construction of factory premises and staff quarters	39,221	4,860
- Purchase of land and buildings	58,700	7,274
- Purchase of machinery and equipment	5,562	689

	103,483	12,823

     (b) Operating lease commitments
     The Group has operating lease agreements for office and factory premises, which extend through November 2008. As of December 31, 2005, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,
- 2006	4,012	497
- 2007	837	104
- 2008	605	75

Total	5,454	676

     Lease expense of the Group for the year ended December 31, 2005 was approximately Rmb4,445,000 (US$551,000).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT.
     Our current senior management and directors are as follows:

Name	Age	Position
Rui Lin Wu	54	Chairman and Chief Executive Officer
Zhi Yang Wu	33	Vice Chairman and Secretary
Albert Leung	49	Chief Financial Officer
Ze Yun Mu	40	Non-Executive Director
Sonny Kwok Wing Hung	42	Non-Executive Director
Yi Hong Zhang	64	Non-Executive Director
     None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu.
     Mr. Rui Lin Wu is our chairman and chief executive officer. He is our founder and has over 16 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China. Mr. Wu also serves as the chairman of Qiao Xing Mobile Communication Co. and a director of CEC Telecom Co., Ltd. since February 2003.
     Mr. Zhi Yang Wu is our vice chairman and the elder son of Mr. Rui Lin Wu. Mr. Wu also serves as our secretary. Mr. Wu received a Diploma in Business Management from Huizhou University of the PRC. He joined us in 1992 and is responsible for our overall strategic planning, policy making and the overseas market development. Mr. Wu also serves as the chairman of CEC Telecom Co., Ltd. and CEC Mobile Ltd. since February 2003. Mr. Wu also serves as a director of SOYO Group, Inc. (OTCBB: SOYO.OB), Ontario, California, a US publicly listed distributor of consumer electronics, communications services and computer products.
     Mr. Albert Leung serves as our chief financial officer since his appointment in December 2003. Mr. Leung received a Higher Diploma in Accountancy from Hong Kong Polytechnic in 1980 and a Diploma in Advanced Commercial Studies from L’Ecole des Hautes Etudes Commerciales in France in 1984. He is a registered member of the Hong Kong Society of Accountants since 1988 and the Association of Chartered Certified Accountants, Great Britain, since 1986. Prior to joining us in December 2003, Mr. Leung served as chief financial officer of Yantai Dahua Holdings Company Limited (YDHCF.PK) from February 2003 until December 2003. From March 2001 until February 2003, he served as a consultant with AB Management

Consulting Company, Hong Kong, providing accounting services, tax compliance and finance for small and medium enterprises in Hong Kong. From November 1999 to October 2000, Mr. Leung served as regional financial controller in Singapore for Euro RSCG Asia Pacific. From December 1998 to April 1999, he served as property manager (cost control) for The Hong Kong Jockey Club. Mr. Leung devotes his full working time to our affairs.
     Mr. Ze Yun Mu has served as a non-executive director since September 15, 2003. Mr. Mu had also served since 1998 as the external affairs director for Huizhou Wei Guo Machinery Factory and served as a technician for them from 1990 to 1998.
     Mr. Sonny Kwok Wing Hung has served as a non-executive director since December 2004. Since November 2002, he has served as Assistant to Chairman of Man Sang International Ltd. (AMEX:MHJ), a US publicly listed jewelry company. From February 2000 to November 2002, Mr. Hung served as Vice President of Yorkshire Capital Limited, a Hong Kong-based investment banking firm. Previously, Mr. Hung served as Director of Corporate Development of Man Sang International from November 1996 to March 2000. From 1991 to 1997 he was in various senior positions with Dah Sing Bank, Hong Kong Bank. Mr. Hung received Bachelor degrees in Finance and Banking from San Francisco State University in 1989 and an MBA from Baptist University in Hong Kong in 1999.
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
B. COMPENSATION.
     The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2005 on an accrual basis, for services in all capacities, was Rmb 2,433,309 (US$301,518). During the fiscal year ended December 31, 2005 we contributed an aggregate amount of Rmb 22,365 (US$2,771) toward the pension plans of our directors and executive officers.
     We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chairman and chief executive officer at a director fee of Rmb 198,720 (US$24,624) and a salary of Rmb 1,445,805 (US$179,154) for 2005. Mr. Wu’s remuneration package includes benefits with respect to a motor car.

C. BOARD PRACTICES.
     Each of our current directors was elected at our last annual meeting of shareholders held December 2, 2005 to serve a one-year term or until their successor is elected and qualified.
     There are no directors’ service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.
     Our board of directors has the responsibility for establishing broad corporate policies and for our overall performance, although it is not involved in day-to-day operating details. The board meets regularly throughout the year, including the annual organization meeting following the annual meeting of shareholders, to review significant developments affecting us and to act upon matters requiring board approval. It also holds special meetings as required from time to time when important matters arise requiring board action between scheduled meetings.
     We have established an audit committee, which currently consists of Sonny Kwok Wing Hung, Ze Yun Mu and Yi Hong Zhang. Its functions are to:
•	recommend annually to our board of directors the appointment of our independent public accountants;

•	discuss and review the scope and the fees of the prospective annual audit and review the results with the independent public accountants;

•	review and approve non-audit services of the independent public accountants;

•	review compliance with our existing accounting and financial policies;

•	review the adequacy of our financial organization; and

•	review our management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with U.S. federal and state laws relating to financial reporting.
     We have established a nominating committee, which currently consists of Sonny Kwok Wing Hung, Ze Yun Mu and Yi Hong Zhang. Its purpose and functions are to:
•	assess the size and composition of the board of directors in light of our operating requirements and existing social attitudes and trends;

•	develop membership qualifications for the board of directors and all board committees;

•	monitor compliance with board of director and board committee membership criteria;

•	review and recommend directors for continued service as required based on our evolving needs;

•	coordinate and assist management and the board of directors in recruiting new members to the board of directors; and

•	investigate suggestions for candidates for membership on the board of directors and recommend prospective directors, as required, to provide an appropriate balance of knowledge, experience and capability on the board of directors, including stockholder nominations for the board of directors.

     We have established a compensation committee, which currently consists of Sonny Kwok Wing Hung, Ze Yun Mu and Yi Hong Zhang. Its purpose and functions are to:
•	review and approve corporate goals and objectives relevant to the compensation of the chief executive officer and other executive officers;

•	evaluate the chief executive officer’s performance in light of such goals and objectives at least annually and communicate the results to the chief executive officer and the board of directors;

•	set the chief executive officer’s compensation levels based on the foregoing evaluation (including annual salary, bonus, stock options and other direct and indirect benefits), with ratification by the independent directors of the full board of directors; and

•	set the other executive officers’ compensation levels (including annual salary, bonus, stock options and other direct and indirect benefits).
D. EMPLOYEES.
     As of December 31, 2005 and giving effect to the staff of CECT, our majority owned subsidiary, we had a total of 1,162 full time employees, of which 10 are key management staff, 324 are engaged in sales and marketing, 108 are engaged in finance and administration, 472 are engaged in production and 248 are engaged in research and development. None of our employees is represented by a labor union and we believe that our employees’ relations are good.
E. SHARE OWNERSHIP.
     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of June 20, 2006 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	by each of our current executive officers and directors; and

•	by all current directors and executive officers as a group.
     As of June 20, 2006, we had 23,651,692 shares of our common stock issued and outstanding.

     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially Owned
Wu Holdings Limited	6,819,000	(1)	28.8
Rui Lin Wu	7,364,000	(1)	31.1
Zhi Yang Wu	400,000		1.7
Albert Leung	0		0
Ze Yun Mu	0		0
Sonny Kwok Wing Hung	0		0
Yi Hong Zhang	0		0
All directors and executive officers as a group (6 persons)	7,764,000		32.8

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.
The 2005 Stock Compensation Plan
     On September 19, 2005, our board of directors adopted and approved our 2005 Stock Compensation Plan, which our shareholders approved on December 2, 2005. The purpose of the plan is to:
•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.
     Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 2,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in September 2015. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

     On February 24, 2006, the compensation committee approved the grant and issuance of 2,000,000 options at an exercise price of $7.00 per share to eleven persons, including the following officers, directors and related parties:

•	545,000 options	-	Rui Lin Wu, Chairman
•	400,000 options	-	Zhi Yang Wu, Vice Chairman
•	400,000 options	-	Zhi Zhong Wu, son of Chairman
•	400,000 options	-	Zhi Jian Wu, son of Chairman
     As of June 20, 2006, all 2,000,000 options had been exercised and no options to purchase shares of our common stock under the plan remained outstanding.
Other Options and Warrants Outstanding
     As of June 20, 2006, the following options and warrants to purchase shares of our common stock were outstanding:
•	warrants to purchase 30,000 shares of common stock at $8.50 per share at any time until December 23, 2009 which we granted to a research advisory firm in December 2004

•	warrants to purchase an aggregate of 375,000 shares of common stock at $9.86 per share at any time until February 17, 2010 which we granted to two accredited investors and the placement agent and finders in February 2005 in connection with a stock purchase agreement (“February 2005 SPA Warrants”)

•	warrants to purchase an aggregate of 130,000 shares of common stock at $9.86 per share at any time until April 13, 2010 which we granted to three accredited investors and two finders in April 2005 in connection with a stock purchase agreement (“April 2005 SPA Warrants”)

•	warrants to purchase an aggregate of 400,000 shares of common stock at $8.125 per share at any time until January 17, 2010 which we granted to an accredited investor in January 2006 in connection with a stock purchase agreement (“January 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 145,000 shares of common stock at $8.125 per share at any time until January 17, 2010 which we granted to a financial consultant and its employees and related parties in February 2006 in connection with certain corporate finance consulting and advisory services rendered to the Company during 2005 (“February 2006 Warrants”)

•	warrants to purchase an aggregate of 350,000 shares of common stock at $7.00 per share at any time until February 22, 2010 which we granted to an accredited investor in February 2006 in connection with a stock purchase agreement (“February 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 1,844,954 shares of common stock at $8.027 per share at any time until June 13, 2011 which we granted to two accredited investors and the placement agent in June 2006 in connection with the sale of $40,000,000 of our senior convertible notes (“June 2006 CB Warrants”)
     Each of the February 2005 SPA Warrants, the April 2005 SPA Warrants, the January 2006 SPA Warrants, the February 2006 Warrants, the February 2006 SPA Warrants and the June 2006 CB Warrants contain the same provisions for the adjustment of exercise price and number of warrant shares in the event of “Dilutive Issuances” as defined therein.
     Accordingly, the number of warrants and the exercise price of the following warrants have been adjusted pursuant to the “Dilutive Issuances” provisions thereof as follows:
1.	February 2005 SPA Warrants — 416,561 warrants at $8.8762 per warrant

2.	April 2005 SPA Warrants — 144,408 warrants at $8.8762 per warrant

3.	January 2006 SPA Warrants — 438,828 warrants at $7.4061 per warrant

4.	February 2006 Warrants — 159,075 warrants at $7.4061 per warrant

5.	February 2006 SPA Warrants — 374,469 warrants at $6.5426 per warrant
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
     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.

B. RELATED PARTY TRANSACTIONS.
     Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	The major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li
Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li
Mr. Jie Shi	Director (resigned on September 1, 2005)
Mr. Ming Zhu	Non-executive independent director (resigned on September 1, 2005)
Mr. Ze Yun Mu	Non-executive independent director
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder
Qiao Xing Development Limited (“QXDL”)	Common director
Shanghai Sunplus Communication Technology Company Limited (“SSCT”)	Common director until September 2004
Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A company 5% owned by QXGL until March 2005
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
Shenzhen Tianna I/E Trade Company Limited (“STIE”)	A company 90% owned by QXGL
China Electronics Corporation (“CEC”)	Minority owner of CECT until July 29, 2005
CEC Wireless R&D Limited (“CECW”)	CEC is a shareholder
Beijing China Electronics Changsheng Investment Management Company Limited (“BCECIM”)	CEC is a shareholder
China Electronics Beijing Real Estate Management Co., Ltd. (“CEBREM”)	CEC is a shareholder
China National Electronics Import & Export Corporation (“CNEIEC”)	CEC is a shareholder
Goldcellcom Co., Ltd (“GCL”)	CEC is a shareholder
Wuhan Zhongyuan Electronics Group Co., Ltd. (“WZEG”)	CEC is a shareholder
Shenzhen SED Trade Co., Ltd. (“SST”)	CEC is a shareholder
Wuhan Zhongyuan Qi Xing Co., Ltd. (“WZQX”)	A subsidiary of WZEG

     Summary of related party transactions is as follows:

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
Operating lease rentals charged by CEC	2,049	2,743	1,325	164

Property management fees paid and payable to
- CEBREM	788	971	852	106
- QXGL	34	68	61	7

Interest income from CEFCL	1,851	—	—	—

Rental income from CECM	1,103	1,110	—	—

Research and development fee paid to CECW	—	391	—	—

Commission paid and payable to CECW	5,181	—	—	—

Purchases from:
- QXDL	34	3,290	—	—
- SSCT	24,366	354,368	—	—
- STIE	13,005	103,379	—	—

Sales to:
- CECT *	26,821	—	—	—
- CECM	238,857	17,536	—	—
- Calilee	611,281	293,097	—	—
- QFST	—	12,458	41,928	5,195
- GCL	7,980	—	—	—

*	Sales to CECT after February 8, 2003 have been eliminated in the consolidated statement of operations.
     Other transactions with related parties are set out in Note 1, 11, 16, 20 and 29 to the consolidated financial statements.

     Summary of related party balances is as follows:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Due from:
- Exquisite Jewel Limited	6	6	1
- Wu Holdings Limited	24	24	3
- CNEIEC	1	—	—
- CEBREM	34	—	—
- WZEG	120	—	—

	185	30	4

Due to:
- BCECIM	3,481	—	—
- CEC	734	—	—
- GCL	5,839	—	—
- QXGL	700	—	—
- SST	31	—	—
- WZQX	3	—	—
- Mr. Rui Lin Wu	14,758	2,428	301
- Mr. Jie Shi	166	—	—
- Mr. Ming Zhu	7	—	—
- Mr. Ze Yun Mu	5	—	—

	25,724	2,428	301

Accounts receivable from:
- CECM	32,111	3,323	412
- QFST	7,995	9,056	1,122
- Calilee	35,765	—	—

	75,871	12,379	1,534

Accounts payable to STIE	7,263	—	—

     Other balances with related parties are disclosed in Note 7, 11 and 20 to the consolidated financial statements.
     Except for the balances with the shareholders as disclosed in Note 20, all other balances with related parties are unsecured, non-interest bearing and without pre-determined repayment terms.

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

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq National Market under the symbol “XING.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock since its listing on The Nasdaq National Market on February 16, 1999 as reported by Nasdaq:

Period	High	Low
Year ended December 31, 2001	$6.63	$1.79
Year ended December 31, 2002	$5.58	$0.77
Year ended December 31, 2003	$14.33	$1.90
Year ended December 31, 2004	$14.98	$6.50
Year ended December 31, 2005	$8.50	$5.04

Quarter ended March 31, 2004	$14.98	$9.55
Quarter ended June 30, 2004	$11.95	$7.88
Quarter ended September 30, 2004	$10.48	$6.50
Quarter ended December 31, 2004	$11.20	$7.64
Quarter ended March 31, 2005	$8.50	$5.55
Quarter ended June 30, 2005	$7.37	$5.04
Quarter ended September 30, 2005	$6.11	$5.13
Quarter ended December 31, 2005	$8.29	$5.11
Quarter ended March 31, 2006	$8.85	$6.49
Quarter ended June 30, 2006*	$10.60	$7.21

Month ended December 31, 2005	$8.15	$7.05
Month ended January 31, 2006	$7.83	$6.49
Month ended February 28, 2006	$7.18	$6.61
Month ended March 31, 2006	$8.85	$7.16
Month ended April 30, 2006	$9.42	$8.33
Month ended May 31, 2006	$10.60	$7.65
Month ended June 30, 2006*	$9.14	$7.21

*	Through June 16, 2006
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
B. MEMORANDUM AND ARTICLES OF ASSOCIATION.
     Corporate Powers. We have been registered in the British Virgin Islands since December 6, 1994, under British Virgin Islands International Business Companies number 135241. Clause 4 of our Memorandum of Association states that the objects for which we are established are to engage in any businesses which are not prohibited by law in force in the British Virgin Islands.
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
     Change in Control Provisions. There are no provisions of our Memorandum of Association and Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would have operated only with respect to a merger, acquisition or corporate restructuring involving us.
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
     As of December 31, 2005, our aggregate bank loans, at various fixed interest rates, amounted to Rmb 465.7 million (US$57.7 million). Due to the stable interest rate in the PRC, we do not believe that material risk on interest rates exists.

     For the year ended December 31, 2005, about 97% of our products were sold in Mainland China and the great majority of our sales income are denominated in Rmb. Our major expenses are also denominated in Rmb. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates.
     Although we cannot accurately determine the precise effect of inflation on our operations, due to the stable economy of China, we do not believe inflation has had a material effect on our sales or results of operations.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     Not applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     (a) Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $220,000 for the fiscal year ended December 31, 2004 and $250,000 for the fiscal year ended December 31, 2005.
     (b) Audit — Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were $0 for the fiscal year ended December 31, 2004 and $2,500 for the fiscal year ended December 31, 2005.
     (c) Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $0 for the fiscal year ended December 31, 2004 and $0 for the fiscal year ended December 31, 2005.
     (d) All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item, were $6,000 for the fiscal year ended December 31, 2004 and $0 for the fiscal year ended December 31, 2005.
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
We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Telephone, Inc. and Subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the related consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Universal Telephone, Inc. and Subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
As described in Note 2 to the consolidated financial statements, the December 31, 2003 and 2004 financial statements have been restated to correctly account for the acquired intangible assets and minority interest of a majority owned subsidiary.
/S/ GROBSTEIN, HORWATH & COMPANY LLP
GROBSTEIN, HORWATH & COMPANY LLP
Sherman Oaks, California
June 16, 2006

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005

	Note		2004	2005
			Rmb’000	Rmb’000	US$’000
			(Restated)		(Note 3)
ASSETS

Current assets:
Cash and cash equivalents			140,890	391,660	48,532
Restricted cash	16		105,640	136,206	16,878
Restricted cash held in trust by a director	16		—	13,315	1,650
Bills receivable			238,372	401,186	49,712
Accounts receivable, net	4		438,963	674,017	83,519
Inventories	5		293,407	233,721	28,961
Prepaid expenses	6		281,057	292,228	36,211
Other current assets	7		14,177	13,455	1,667
Receivable from sale of an equity investee	12	.a	50,400	—	—
Due from related parties	30		185	30	4

Total current assets			1,563,091	2,155,818	267,134

Property, machinery and equipment, net	8		107,162	52,664	6,526
Construction-in-progress	9		50,934	59,105	7,324
Land use rights, net	10		182,667	177,222	21,960
Other non-current assets	11		12,610	8,282	1,026
Investments at equity	12		3,321	—	—
Investments at cost	13		22,599	7,634	946
Goodwill	14		72,088	72,088	8,932
Other acquired intangible assets, net	15		62,238	48,227	5,976

Total assets			2,076,710	2,581,040	319,824

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	16		700,186	754,212	93,456
Accounts payable			303,110	337,780	41,855
Other payables	17		1,565	16,949	2,100
Accrued liabilities	18		33,888	58,614	7,263
Deposits received			7,399	10,729	1,330
Deferred revenues			61,117	53,442	6,623
Capital lease obligations, current portion	19		1,510	—	—
Due to related parties	30		25,724	2,428	301
Taxation payable	23		2,429	68,886	8,536

Total current liabilities			1,136,928	1,303,040	161,464

Capital lease obligations, non-current portion	19		2,265	—	—
Shareholders’ loans	20		8,163	7,959	986

Total liabilities			1,147,356	1,310,999	162,450

Minority interests			250,137	231,201	28,649

Commitments and Contingencies	27
Shareholders’ equity:
Common stock, par value Rmb0.008 (equivalent of US$0.001); authorized 50,000,000 shares; outstanding and fully paid — 16,645,176 shares as of December 31, 2004 and 18,646,676 as of December 31, 2005	21		138	154	19
Additional paid-in capital			445,089	554,178	68,670
Retained earnings			234,716	483,413	59,901
Cumulative translation adjustments			(726)	1,095	135

Total shareholders’ equity			679,217	1,038,840	128,725

Total liabilities, minority interests and shareholders’ equity			2,076,710	2,581,040	319,824

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Note		2003		2004		2005
			Rmb’000		Rmb’000		Rmb’000		US$’000
			(Restated)		(Restated)				(Note 3)
Net sales				1,843,282		2,019,081		2,874,336		356,166
Cost of goods sold				(1,598,615)		(1,795,482)		(2,385,287)		(295,567)

Gross profit				244,667		223,599		489,049		60,599

Operating expenses:
Selling expenses				(74,885)		(27,873)		(29,227)		(3,622)
General and administrative expenses				(78,814)		(100,062)		(61,503)		(7,621)
Research and development				(6,649)		(10,449)		(20,694)		(2,564)
In process research and development				(21,826)		—		—		—
Amortization of acquired intangible assets				(27,425)		(11,044)		(10,159)		(1,259)
Impairment of acquired intangible assets				—		—		(3,852)		(477)

Income from operations				35,068		74,171		363,614		45,056

Interest income				3,045		492		7,130		883
Exchange loss, net				—		—		(2,659)		(329)
Interest expense	32			(18,985)		(27,060)		(41,752)		(5,174)
Gain on disposal of subsidiary	29	.f		—		—		10,307		1,277
Gain on disposal of equity investee	12			—		41,465		1,579		196
Gain on disposal of other equity investments				—		—		5,035		624
Other income, net				2,088		1,597		640		79

Income before income tax				21,216		90,665		343,894		42,612

Provision for income tax	23			—		(10,404)		(27,813)		(3,446)

Income before minority interests				21,216		80,261		316,081		39,166

Minority interests				(35,748)		(56,763)		(102,870)		(12,747)
Equity in earnings of equity investees	12			6,802		(624)		—		—

Net (loss) income before extraordinary gain				(7,730)		22,874		213,211		26,419

Extraordinary gain on acquisition of minority interests	29.f			—		—		35,486		4,397

Net (loss) income				(7,730)		22,874		248,697		30,816

Other comprehensive (loss) income Translation adjustments				(746)		70		1,821		226

Comprehensive (loss) income				(8,476)		22,944		250,518		31,042

Basic (loss) earnings per common share
Before extraordinary gain	25		Rmb	(0.50)	Rmb	1.39	Rmb	11.64	US$	1.44
Extraordinary gain	25			—		—	Rmb	1.94	US$	0.24

After extraordinary gain	25		Rmb	(0.50)	Rmb	1.39	Rmb	13.58	US$	1.68

Diluted (loss) earnings per common share
Before extraordinary gain	25		Rmb	(0.50)	Rmb	1.38	Rmb	11.64	US$	1.44
Extraordinary gain	25			—		—	Rmb	1.94	US$	0.24

After extraordinary gain	25		Rmb	(0.50)	Rmb	1.38	Rmb	13.58	US$	1.68

Weighted average number of shares outstanding
- Basic	25			15,420,000		16,443,000		18,319,000		18,319,000

- Diluted	25			15,420,000		16,559,527		18,320,000		18,320,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated)	(Restated)		(Note 3)
Cash flows from operating activities:
Net (loss) income	(7,730)	22,874	248,697	30,816
Adjustments to reconcile net (loss) income to net cash used in operating activities -
Depreciation of property, machinery and equipment	8,995	12,105	11,831	1,466
Amortization of land use rights	4,094	4,097	4,062	503
Amortization of other acquired intangible assets	27,425	11,044	10,159	1,259
Impairment of other acquired intangible assets	—	—	3,852	477
In process research and development	21,826	—	—	—
Bad debt expense	772	5,617	111	14
Net loss (gain) on disposal of property, machinery and equipment	195	100	(339)	(42)
Stock-based compensation	26,929	32,736	700	87
Foreign exchange loss	—	—	2,659	329
Interest expense on shareholders’ loans	478	478	473	59
Gain on disposal of subsidiary	—	—	(10,307)	(1,277)
Gain on disposal of equity investee	—	(41,465)	(1,579)	(196)
Gain on disposal of other equity investments	—	—	(5,035)	(624)
Minority interests	35,748	56,763	102,870	12,747
Equity in earnings of equity investees	(6,802)	624	—	—
Extraordinary gain on acquisition of minority interests	—	—	(35,486)	(4,397)
Changes in operating assets and liabilities -
Accounts receivable	(221,466)	(189,629)	(235,165)	(29,140)
Bills receivable	(2,431)	(218,536)	(162,814)	(20,175)
Inventories	172,156	(144,120)	59,686	7,396
Prepaid expenses	(158,525)	106,167	(11,171)	(1,384)
Other current assets	(1,816)	(64)	722	89
Taxation receivable	55,695	10,310	—	—
Due from related parties	5,773	(30)	155	19
Accounts payable	62,436	126,084	34,670	4,296
Other payables	(2,293)	(13,065)	7,315	907
Accrued liabilities	(5,491)	13,819	24,726	3,064
Deposits received	—	(1,485)	3,330	413
Deferred revenues	(294,143)	(7,219)	(7,675)	(951)
Taxation payable	(5,264)	2,429	66,457	8,235
Due to related parties	(23,965)	10,230	(25,605)	(3,173)

Net cash (used in) provided by operating activities	(307,404)	(200,136)	87,299	10,817

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated)	(Restated)
Cash flows from investing activities:
Acquisitions of property, machinery and equipment	(43,655)	(27,859)	(8,926)	(1,106)
Acquisition of land use right	—	(8,000)	—	—
Net cash inflow from acquisition of subsidiary (Note 29.d)	38,369	—	—	—
Net cash inflow from disposal of subsidiary (Note 29.c)	210,000	—	—	—
Net cash inflow from disposal of equity investee (Note 29.e)	—	21,600	55,300	6,852
Net cash outflow from acquisition of minority interests (Note 29.f)	—	—	(1,093)	(135)
Capital contribution in an equity investee (Note 12.b)	—	(4,900)	—	—
Expenditures on construction-in-progress	(1,184)	(49,750)	(8,171)	(1,012)
Proceeds from disposal of property, machinery and equipment	—	3,009	6,882	853

Net cash provided by (used in) investing activities	203,530	(65,900)	43,992	5,452

Cash flows from financing activities:
Increase in restricted cash	(44,207)	(20,451)	(43,881)	(5,437)
New short-term borrowings	720,791	1,353,372	754,212	93,456
Repayment of short-term borrowings	(461,319)	(1,092,658)	(700,186)	(86,762)
Contribution from minority shareholder	1,274	—	—	—
Repayment of capital lease obligation	(1,311)	(1,511)	(3,775)	(468)
Net proceeds from exercise of options and warrants	910	45,638	—	—
Net proceeds from issuance of common stock	—	—	111,704	13,842

Net cash provided by financing activities	216,138	284,390	118,074	14,631

Effect of translation adjustments	(746)	70	1,405	174

Net increase in cash and cash equivalents	111,518	18,424	250,770	31,074
Cash and cash equivalents, beginning of year	10,948	122,466	140,890	17,458

Cash and cash equivalents, end of year	122,466	140,890	391,660	48,532

Supplemental disclosure of cash flow information
(Note 29)
The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

							Accumulated
							other
							comprehensive
							income (loss) –
		Common stock					cumulative
		Number of		Additional	Dedicated	Retained	translation
	Note	shares	Amount	paid-in capital	reserves	earnings	adjustments
		’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Balance as of December 31, 2002		15,282	127	337,931	—	219,572	(50)
Issue of shares to warrant/option holders	21	256	2	908	—	—	—
Recognition of compensation expense	22	—	—	26,929	—	—	—
Net loss		—	—	—	—	(7,730)	—
Shareholders’ contribution	20	—	—	478	—	—	—
Translation adjustments		—	—	—	—	—	(746)

Balance as of December 31, 2003, as restated		15,538	129	366,246	—	211,842	(796)
Issue of shares to option holders	22	995	8	45,300	—	—	—
Issue of shares to warrant holders	22	12	—	330	—	—	—
Recognition of compensation expense	21	100	1	32,735	—	—	—
Net income		—	—	—	—	22,874	—
Shareholders’ contribution	20	—	—	478	—	—	—
Translation adjustments		—	—	—	—	—	70

Balance as of December 31, 2004, as restated		16,645	138	445,089	—	234,716	(726)
Issue of common stock	21	2,000	16	119,994	—	—	—
Stock issuance costs				(22,041)
Issue of stock purchase warrants to investors and external consultants	22			9,963
Recognition of compensation expense	21 & 22	2	—	700	—	—	—
Net income		—	—	—	—	248,697	—
Shareholders’ contribution	20	—	—	473	—	—	—
Translation adjustments		—	—	—	—	—	1,821

Balance as of December 31, 2005		18,647	154	554,178	—	483,413	1,095

Balance as of December 31, 2005 (in US$’000)			19	68,670	—	59,901	135

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. ORGANIZATION AND NATURE OF OPERATIONS
     Qiao Xing Universal Telephone, Inc. (the “Company”) was incorporated in the British Virgin Islands (the “BVI”) on December 6, 1994. Its shares were listed on the Nasdaq National Market in February 1999.
     The Company and its subsidiaries (the “Group”) are principally engaged in (i) the sale of telecommunication terminals and equipment, including cord and cordless telephone sets, in Mainland China; and (ii) the production and sale of mobile phones and accessories in Mainland China.
     Details of the Group’s subsidiaries and equity joint ventures are as follows:

		Percentage of equity
	Place of	interest attributable to
Name	incorporation	the Group		Principal activities
		2004	2005
Hui Zhou Qiao Xing	Mainland China	90.0%	90.0%	Manufacturing of GSM
Communication Industry		Note (a)		mobile phones and sales
Limited (“QXCI”)				of indoor phones

Hui Zhou Qiao Xing Property	Mainland China	90.0%	90.0%	Property holding
Limited (“QXPL”)		Note (b)

Qiao Xing Mobile	BVI	80.0%	80.0%	Investment holding
Communication Company		Note (c)
Limited (“QXMC”)

Qiao Xing Communication	BVI	100.0%	100.0%	Investment holding
Holdings Limited		Note (d)
(“QXCH”)

CEC Telecom Co., Ltd.	Mainland China	52.0%	72.0%	Production and sales of
(“CECT”)		Note (e)		mobile phones and
				accessories

Beijing Jinxin Hengtong	Mainland China	46.8%	—	Dormant
Technology Company		Note (f)
Limited (“BJHTCL”)

     Notes —
     (a) QXCI is an equity joint venture established in Mainland China on December 2, 2002 between the Group and Qiao Xing Group Limited (“QXGL”), a company beneficially owned by Mr. Rui Lin Wu, to be operated for a term of 15 years until December 1, 2017. Its registered capital is Rmb10,629,000 which was fully paid up on March 28, 2003.
     (b) QXPL is an equity joint venture established in Mainland China on December 17, 2002 between the Group and QXGL to be operated for a term of 15 years until December 16, 2017. Its registered capital is Rmb2,125,800 which was fully paid up on March 28, 2003.
     (c) QXMC was incorporated in the BVI on January 31, 2002 between the Group and Galbo Enterprises Ltd., an independent third party. Its authorized capital is US$50,000, of which US$10,000 has been issued and paid up on August 28, 2002.
     (d) QXCH was incorporated in the BVI on May 21, 2002. Its authorized capital is US$50,000, of which US$1 has been issued and paid up by June 8, 2002.
     (e) CECT was established in Mainland China on May 22, 2000 to be operated for a term of 30 years until May 21, 2030. QXMC completed the acquisition of an initial 65% equity interest in CECT from Tianjin Taida Company Limited (“TTCL”), China Electronics Corporation (“CEC”) and other group companies of CEC at an aggregate cash consideration of Rmb312,750,000 on February 8, 2003.
     On July 29, 2005, QXCI completed the acquisition of an additional 25% equity interest in CECT from CEC at a total consideration of Rmb75,000,000 pursuant to an agreement entered into between QXCI and CEC on June 30, 2004. QXCI’s 25% equity interest in CECT was subsequently transferred to QXMC at the same consideration of Rmb75,000,000 on July 31, 2005.
     As of December 31, 2005, the remaining 10% of the issued capital of CECT is held by TTCL, a government state-owned enterprise. CECT’s registered capital is Rmb300,000,000 which was fully paid up on May 18, 2000.
     (f) BJHTCL was established in Mainland China on February 26, 2001 to be operated for a term of 30 years until February 25, 2031. The Group’s interest in BJHTCL as of December 31, 2004 was held through CECT which held 90% of the issued capital of BJHTCL. BJHTCL’s registered capital is Rmb1,000,000 which has been fully paid up. In July 2005, the Group’s interest in BJHTCL was disposed of as part of the consideration for the acquisition by QXCI of an additional 25% interest in CECT (Note 29.f).
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

     In addition, substantially all of the Group’s revenue is denominated in Renminbi (“Rmb”) which must be converted into other currencies before remittance out of Mainland China. Both the conversion of Rmb into foreign currencies and the remittance of foreign currencies abroad require the approval of the Mainland Chinese government.
     Concentration of credit risk
     The Group performs ongoing credit evaluations of each customer’s financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s expectations. As of December 31, 2005, the Group’s five largest accounts receivable accounted for approximately 47% of the Group’s total accounts receivable.
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
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of consolidation
     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including equity joint ventures. All material intra-group balances and transactions have been eliminated on consolidation.
     The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the major operating subsidiaries of the Group, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to joint venture enterprises as established by the Ministry of Finance of Mainland China. Certain accounting principles stipulated under U.S. GAAP are not applicable in Mainland China.

(b)	Subsidiaries
     A subsidiary is a company, including equity joint ventures, in which the Company holds, directly or indirectly, more than a 50% equity interest, as a long-term investment and over which it can exercise control, as defined under U.S. GAAP.
(c)	Cash and Cash Equivalents
     Cash and cash equivalents include cash on hand, amounts on deposit with banks and all highly liquid investments with maturity dates of three months or less at the time of acquisition.
(d)	Trade accounts receivable
     Trade accounts receivable are recorded at invoiced amounts less allowances for doubtful accounts. The Group reviews its accounts receivables on a periodic basis and makes allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of a receivable balance, the Company considers many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
(e)	Inventories
     Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale, and after making allowances for damaged, obsolete and slow-moving items. Allowances for damaged, obsolete and slow-moving items are determined by management based on a consideration of several factors, including the aging of the inventories, current and expected future market trends and conditions, and the physical condition of the goods observed during periodic inventory counts.
     When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs.
(f)	Property, machinery and equipment and construction-in-progress
     Property, machinery and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Gains or losses on disposals are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets after taking into account the asset’s estimated residual value. Leasehold improvements are amortized over the lease term if shorter than the assets’ useful life. The estimated useful lives are as follows: leasehold improvements — 5 years (or over the lease term, if shorter), buildings — 8 to 30 years, machinery and equipment — 5 to 12 years, furniture and office equipment — 5 to 10 years, and motor vehicles — 5 to 8 years.

     Construction-in-progress represents land costs as well as factory and office buildings under construction. When material, the Group capitalizes interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”.
     The Group tests its investment in long-lived assets, including property, machinery and equipment and amortizable intangible assets, for recoverability whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its fair value. If a readily determinable market price does not exist, fair value is estimated using discounted expected cash flows attributable to the assets.
     Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.
(g)	Land use rights
     Land use rights are stated at the amount of the prepayment less accumulated amortization. Land use rights expense is recognized ratably over the lease terms.
(h)	Investment at equity
     The Group’s investment in affiliates for which its ownership equals or exceeds 20%, but which are not majority-owned or controlled by the Group, is accounted for using the equity method of accounting. Under the equity method, the Group’s proportionate share of an affiliate’s net income or loss is included in the consolidated statements of operations. Where there has been a change that is recognized directly in the equity of the affiliate, the Group recognizes its proportionate share of such changes in the consolidated statement of changes in shareholders’ equity.
(i)	Investment at cost
     Investments in which the Group does not have control or significant influence are carried at cost less impairment for declines in value that are deemed to be other than temporary. Income from investments is accounted for to the extent of dividends received and receivable.
(j)	Goodwill
     Goodwill represents the cost of an acquired company in excess of the fair market value of the individual net tangible assets at the date of acquisition. The Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.
     The Group completed its annual goodwill impairment test during the year ended December 31, 2005 and determined that no adjustment to the carrying value of goodwill was required.

(k)	Other acquired intangible assets
     Other acquired intangible assets are required to be determined separately from goodwill based on the assets’ fair value. The Group adopted SFAS No. 141, “Business Combinations”, which requires an intangible asset that is acquired in a business combination to be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. SFAS No. 141 specifically excludes an assembled workforce acquired in a business combination from recognition apart from goodwill.
     With the adoption of SFAS No. 142, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives.
     The Group adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which requires intangible assets with finite useful lives to be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.
     For intangible assets with indefinite useful lives, the Group adopted SFAS 142 which requires an intangible asset that is not subject to amortization to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Such impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount and an impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value.
     For impairment testing purposes, the fair value of the “CECT” trademark of the Group’s subsidiary, CECT, is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the trademark comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the “CECT” trademark but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” trademark is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in Mainland China suitable for the Group’s purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” trademark with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the income statements of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from Royalty Method.
     The Group completed its annual impairment test for other acquired intangible assets during the year ended December 31, 2005 and determined that, other than for the impairment of its dual license (GSM & CDMA) for the manufacturing of mobile phones, no adjustment to the carrying value of other acquired intangible assets was required.

(l)	Sales recognition
     The Group recognizes sales in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”.
     Sales represent the invoiced value of goods, net of value added tax (“VAT”), discounts, returns and price guarantees supplied to customers, and are recognized upon delivery of goods and passage of title. The liability for sales returns and price guarantees is estimated based on historical rates.
     All of the Group’s sales made in Mainland China are subject to Mainland Chinese VAT at a rate of 17% (“output VAT”). Such output VAT is payable after offsetting VAT paid by the Group on its purchases (“input VAT”).
(m)	Product warranties
     The Group guarantees that products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable.
(n)	Shipping and Handling Costs
     The Company adopted EITF 00-10, “Accounting for Shipping and Handling Costs”, and has recorded its shipping and handling costs as a component of cost of sales.
(o)	Advertising costs
     Costs incurred for producing and communicating advertising are charged to expense when incurred.
(p)	Leases
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
(q)	Research and development expenditures
     Research and development expenditures are charged to expenses as incurred.

(r)	Stock-based compensation
     The Company accounts for employee stock options in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Compensation expense related to employee stock options is recorded only if the fair value of the underlying stock exceeds the exercise price on the date of grant. Repriced options are accounted for as compensatory options using variable accounting treatment. Under variable plan accounting, compensation expense is adjusted for increases or decreases in the fair market value of the Company’s common stock. Variable plan accounting is applied to the repriced options until the options are exercised, forfeited or expire unexercised. Pro forma disclosures are made assuming hypothetical fair value method application as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation”.
     The Company accounts for stock options and warrants issued to external consultants in accordance with the recognition provisions of SFAS No.123, “Accounting for Stock-Based Compensation” and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The Company values stock options and warrants issued based on the Black-Scholes option-pricing model and recognizes this value over the period in which the options vest.
(s)	Debt issuance costs and borrowing costs
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
(t)	Income taxes
     The Group accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred income taxes are provided using the liability method and are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits or that future deductibility is uncertain.
(u)	Segment information
     The Group adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Group’s products and services, the countries in which the Group earns revenues and holds assets, and major customers. SFAS No. 131 requires companies that have a single reportable segment to disclose information about products and services, information about geographic areas, and information about major customers. SFAS No. 131 requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and makes operating decisions regarding the allocation of resources. The Group classifies its products into two core business segments, namely mobile phones and indoor phones. In view of the fact that the Group operates principally in Mainland China, no geographical segment information is presented.

(v)	Foreign currency translation
     The Company’s functional currency is the United States dollar (US$) as a majority of its financing and cash is denominated in United States Dollar. All other companies within the Group consider Renminbi to be their functional currency as most of their business activities are based in Renminbi. Assets and liabilities which are denominated in foreign currencies are translated into the functional currencies at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses arising from the translation at year-end exchange rates of foreign currency intercompany balances that are of a long-term investment nature are included in shareholders’ equity separately as cumulative translation adjustments. All other foreign exchange gains or losses, resulting from the settlement of foreign currency transactions and from the translation at financial year-end exchange rates of assets and liabilities denominated in foreign currencies, are included in the consolidated statements of operations.
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
(w)	Comprehensive income
     The Group adopted SFAS No. 130, “Reporting Comprehensive Income”, which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the consolidated financial statements as comprehensive income for the period in which they are recognized. The Group has presented comprehensive income, which encompasses net income and currency translation adjustments, in the consolidated statements of operations and comprehensive income.
(x)	Earnings (loss) per common share
     Earnings (loss) per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures to the extent such instruments are dilutive during the period.
(y)	Financial instruments
     The Group accounts for financial instruments under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which requires that all derivative financial instruments be recognized in the financial statements and maintained at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS 133 did not have a material impact on the Group’s financial position or its results of operations because the Group does not purchase or sell any derivative financial instruments, and does not have any contracts with an embedded derivative.

     The carrying amounts for cash and bank deposits, pledged bank deposits, bills receivable, accounts receivable, short-term borrowings, accounts payable, other payables, accrued liabilities and customer deposits approximate their fair values because of the short maturity of those instruments.
(z)	Prior year adjustments
     The comparative financial statements of the Group for the years ended December 31, 2003 and 2004 have been restated to correct an error associated with the accounting for QXMC’s acquisition of its initial 65% equity interest in CECT that was completed on February 8, 2003. When consolidating the assets and liabilities of CECT under the purchase method of accounting in 2003 and 2004, instead of limiting the fair value adjustments made to assets acquired and liabilities assumed to the amount attributable to QXMC’s ownership percentage in CECT, the Group incorrectly accounted for 100% of the fair value adjustments in its consolidated financial statements. As a result, the acquired intangible assets and minority interests relating to QXMC’s 65% interest in CECT had been overstated in the consolidated balance sheets of the Group as of December 31, 2003 and 2004. In addition, the related amortization of acquired intangible assets for the years ended December 31, 2003 and 2004 had also been overstated while minority interests’ share of the profit of CECT for the respective years had been understated. The aforementioned error, however, has no effect on the reported net assets of the Group as of December 31, 2003 and 2004 and the reported net income (loss) of the Group for the years ended December 31, 2003 and 2004.
     The effect of the above mentioned accounting error on individual financial statement line items are as follows:
     Consolidated Balance Sheet as of December 31, 2004

	As originally		Effect of
	reported	As restated	restatement
	Rmb’000	Rmb’000	Rmb’000
Total current assets	1,563,091	1,563,091	—
Acquired intangible assets, net	95,751	62,238	(33,513)
Other non-current assets	451,381	451,381	—

Total assets	2,110,223	2,076,710	(33,513)

Total liabilities	1,147,356	1,147,356	—
Minority interests	283,650	250,137	(33,513)
Total shareholders’ equity	679,217	679,217	—

Total liabilities, minority interests and shareholders’ equity	2,110,223	2,076,710	(33,513)

     Consolidated Statement of Operations for the year ended December 31, 2004

	As originally		Effect of
	reported	As restated	restatement
	Rmb’000	Rmb’000	Rmb’000
Net sales	2,019,081	2,019,081	—
Cost of goods sold	(1,795,482)	(1,795,482)	—

Gross profit	223,599	223,599	—
Selling, general and administrative, research and development expenses, and stock-based compensation	(138,384)	(138,384)	—
Amortization of acquired intangible assets	(16,990)	(11,044)	(5,946)

Income from operations	68,225	74,171	5,946
Other income and expenses	16,494	16,494	—

Income before income tax	84,719	90,665	5,946
Provision for income tax	(10,404)	(10,404)	—

Income before minority interests	74,315	80,261	5,946
Minority interests	(50,817)	(56,763)	5,946
Equity in earnings of equity investees	(624)	(624)	—

Net income	22,874	22,874	—

     Consolidated Balance Sheet as of December 31, 2003

	As originally		Effect of
	reported	As restated	restatement
	Rmb’000	Rmb’000	Rmb’000
Total current assets	1,043,531	1,043,531	—
Acquired intangible assets, net	112,741	73,282	(39,459)
Other non-current assets	411,689	411,689	—

Total assets	1,567,961	1,528,502	(39,459)

Total liabilities	757,707	757,707	—
Minority interests	232,833	193,374	(39,459)
Total shareholders’ equity	577,421	577,421	—

Total liabilities, minority interests and shareholders’ equity	1,567,961	1,528,502	(39,459)

     Consolidated Statement of Operations for the year ended December 31, 2003

	As originally		Effect of
	reported	As restated	restatement
	Rmb’000	Rmb’000	Rmb’000
Net sales	1,843,282	1,843,282	—
Cost of goods sold	(1,598,615)	(1,598,615)	—

Gross profit	244,667	244,667	—
Selling, general and administrative, research and development expenses, and stock-based compensation	(160,348)	(160,348)	—
In process research and development	(33,579)	(21,826)	(11,753)
Amortization of acquired intangible assets	(42,192)	(27,425)	(14,767)

Income from operations	8,548	35,068	26,520
Other income and expenses	(13,852)	(13,852)	—

(Loss) income before income tax	(5,304)	21,216	26,520
Provision for income tax	—	—	—

(Loss) income before minority interests	(5,304)	21,216	26,520
Minority interests	(9,228)	(35,748)	26,520
Equity in earnings of equity investees	6,802	6,802	—

Net loss	(7,730)	(7,730)	—

(aa)	Reclassifications
       Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.
(bb)	Recently issued accounting standards
       (i) In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Group’s consolidated financial statements.

     (ii) In December 2004, the FASB issued SFAS No.152, “Accounting for Real Estate Time-Sharing Transactions — an amendment of FASB Statements No. 66 and 67”. SFAS No.152 amends FASB Statement No. 66, “Accounting for Sales of Real Estate”, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (“SOP”) 04-2, “Accounting for Real Estate Time-Sharing Transactions”. The Statement also amends FASB Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. The Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of SFAS No.152 is not expected to have a material impact on the Group’s consolidated financial statements.
     (iii) In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Group’s consolidated financial statements.
     (iv) In December 2004, the FASB issued SFAS No.123-R, “Share-based Payment”, which requires the compensation cost relating to share-based payment transactions (including the cost of all employee stock options) be recognized in the financial statements based on the estimated fair value of the equity or liability instruments issued. SFAS 123-R covers a wide range of share-based compensation arrangements including options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.
     SFAS No. 123-R replaces SFAS No. 123 and supersedes APB Opinion No. 25. As originally issued, SFAS No. 123 established as preferable a fair value based method of accounting for share-based payment transactions with employees. However, that pronouncement permitted entities to continue applying the intrinsic-value based model of APB Opinion No. 25, provided the financial statements disclosed the pro forma net income or loss based on preferred fair-value method.
     In April 2005, the Securities and Exchange Commission approved a new rule that permits companies to defer the effective date of SFAS No. 123-R. Accordingly, SFAS No. 123-R will become effective for the Group beginning January 1, 2006. With the adoption of SFAS No. 123-R, the Group’s consolidated financial statements will reflect an expense for (a) all share-based compensation arrangements granted after June 30, 2004 and for any such arrangements that are modified, cancelled, or repurchased after that date, and (b) the portion of previous share-based awards for which the requisite service has not been rendered as of that date, based on the grant-date estimated fair value of those awards. Management believes that the adoption of this pronouncement will not have a material effect on the Group’s current and previous years’ consolidated financial statements. However, the impact on future consolidated financial statements of the Group cannot be predicted at this time as it will depend on the levels of share-based payments granted in the future.

     (v) In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by the Interpretation are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Group’s consolidated financial statements.
     (vi) In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 supersedes APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires all voluntary changes in accounting principle because of preferability or any change resulting from the issuance of an accounting pronouncement that does not include detailed transition instructions to be handled by retrospective application, unless it is impracticable to determine the effect on prior period financial statements. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on the Group’s consolidated financial statements.
     (vii) On September 15, 2005, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 describes the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction, and describes the circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is currently evaluating the applicability of EITF 04-13 to the Group’s inventory transactions.
     (viii) In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments”. This standard amends the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this Statement to have any material effect on its consolidated financial statements.

     (ix) In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140”. This standard amends the guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting; (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”; or (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
     SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its consolidated financial statements.
3.	CONVENIENCE TRANSLATION
     Translation of amounts from Renminbi into United States Dollars is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 31, 2003, 2004 and 2005 of US$1.00 = Rmb8.2767, Rmb8.2765 and Rmb8.0702, respectively. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at those rates or at any other rate.

4. ACCOUNTS RECEIVABLE
     Accounts receivable consists of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Trade receivables
- related parties (Note 30)	75,871	12,379	1,534
- third parties	369,481	668,138	82,791

	445,352	680,517	84,325

Less: Allowance for doubtful accounts	(6,389)	(6,500)	(806)

Accounts receivable, net	438,963	674,017	83,519

     Changes in the allowance for doubtful accounts are as follows:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Beginning of year	772	6,389	792
Increase in allowance for doubtful accounts	5,617	111	14

End of year	6,389	6,500	806

5. INVENTORIES
     Inventories consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Raw materials	153,952	146,196	18,116
Finished goods	139,455	87,525	10,845

	293,407	233,721	28,961

6. PREPAID EXPENSES
     Prepaid expenses consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Advances to suppliers	255,743	270,695	33,543
Prepaid design, licensing and tooling fees	23,817	20,885	2,588
Other	1,497	648	80

	281,057	292,228	36,211

7. OTHER CURRENT ASSETS
     Other current assets consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Advances to staff	2,951	4,175	517
Advances to others	2,039	90	11
Interest receivable from China Electronics Financial Co., Ltd (Note 13)	7,030	7,030	871
Rental and utility deposits	422	278	35
Other	1,735	1,882	233

	14,177	13,455	1,667

8. PROPERTY, MACHINERY AND EQUIPMENT
     Property, machinery and equipment consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Buildings	39,352	—	—
Leasehold improvements	8,375	3,198	396
Machinery, equipment and software	89,666	80,386	9,961
Furniture and office equipment	7,655	8,176	1,013
Motor vehicles	3,397	2,685	333

	148,445	94,445	11,703

Less: Accumulated depreciation and amortization	(41,283)	(41,781)	(5,177)

Property, machinery and equipment, net	107,162	52,664	6,526

     Machinery, equipment and software with a cost of Rmb7,551,000 (US$912,000) and accumulated depreciation and amortization of Rmb2,743,000 (US$331,000) as of December 31, 2004 were held under capital lease obligations. No asset was held under capital lease obligations as of December 31, 2005.
9. CONSTRUCTION-IN-PROGRESS
     Construction-in-progress represents construction costs for factory and staff quarters, and machinery pending installation.
     No interest has been capitalized in construction-in-progress as of December 31, 2004 and 2005.
10. LAND USE RIGHTS, NET
     Land use rights consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Cost	204,500	203,047	25,160
Less: Accumulated amortization	(21,833)	(25,825)	(3,200)

Land use rights, net	182,667	177,222	21,960

     Private ownership of land is not allowed in Mainland China. Rather, entities acquire the right to use land for a designated term. As of December 31, 2005, land use rights of the Group included certain parcels of land located in

Mainland China with a net book value of approximately Rmb127,031,000 (2004: Rmb130,966,000) held under land use rights ranging from 42 to 47 years and expiring in June 2042, July 2048, August 2049 and March 2050.
     In addition, as of December 31, 2005, the Group also recorded land use rights with a net book value of approximately Rmb49,190,000 (2004: Rmb51,701,000) in respect of certain parcels of land which the Group has not yet obtained the land use right certificates. The Group has obtained a legal opinion from its Mainland Chinese lawyer that it is virtually assured of success in obtaining the relevant land use right certificates.
11. OTHER NON-CURRENT ASSETS
     Other non-current assets consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Deposits for purchase of property, machinery and equipment	4,610	282	35
Deposit for acquisition of land [Note (a)]	8,000	8,000	991

	12,610	8,282	1,026

     Note –
     (a) On March 27, 2004, QXPL signed an agreement with QXGL for the acquisition of the land use right of a parcel of land located in Mainland China at a consideration of Rmb66,700,000. Of the total consideration, Rmb8,000,000 has been paid as a deposit as of December 31, 2004 and 2005.

12. INVESTMENTS AT EQUITY

	2004	2005
	Rmb’000	Rmb’000	US$’000
Beginning of year	37,214	3,321	412
Equity in earnings of CEC Mobile Co., Ltd.(“CECM”) from January 1, 2004 to June 30, 2004 [Note (a)]	955	—	—
Disposal of CECM on June 30, 2004 [Note (a)]	(38,169)	—	—
Investment in Suzhou Minji CEC Telecom Co., Ltd. (“SMCECT”) on January 13, 2004 [Note (b)]	4,900	—	—
Equity in losses of SMCECT from January 13, 2004 to December 31, 2004 [Note (b)]	(1,579)	—	—
Disposal of SMCECT on January 1, 2005 [Note (b)]		(3,321)	(412)

End of year	3,321	—	—

     Notes –
     (a) CECM is a limited liability company established in Mainland China to engage in the production and sale of mobile phones and accessories. As of December 31, 2003, the Group’s 26% interest in CECM was held through CECT, which in turn held a 50% equity interest in the issued capital of CECM.
     The results of operations of CECM for the period from February 8, 2003 (date of acquisition) to December 31, 2003 have been accounted for in the consolidated statement of operations using the equity method.
     Summarized condensed financial information of CECM as of December 31, 2003 and for the period from February 8, 2003 to December 31, 2003 is as follows:

	2003
	Rmb’000	US$’000
	(unaudited)	(unaudited)
Current assets	149,167	18,023
Non-current assets	1,494	181

Total assets	150,661	18,204

Current liabilities	76,233	9,212
Capital and reserves	74,428	8,992

Total liabilities and equity	150,661	18,204

	2003
	Rmb’000	US$’000
	(unaudited)	(unaudited)
Net sales	270,546	32,688
Cost of sales	(243,403)	(29,408)

Gross profit	27,143	3,280
Operating expenses	(12,910)	(1,560)

Income from operations	14,233	1,720
Other expenses	(629)	(76)

Net income	13,604	1,644

The Group’s equity in CECM’s earnings (50%)	6,802	822

     Effective June 30, 2004, CECT sold a 40% shareholding in CECM to Beijing Lian Sheng Tong Investment Management Ltd., an independent party, for a cash consideration of Rmb72,000,000. Thereafter, CECT’s equity interest in CECM was reduced to 10%. The Group’s interest in CECM has been included in investments at cost as of December 31, 2004 and 2005 (Note 13).
     The consideration for the sale of the 40% shareholding in CECM of Rmb72,000,000 was payable as follows:

Settlement Date	Rmb’000
Before July 12, 2004	21,600
Before July 15, 2005	36,000
Before August 30, 2005	14,400

72,000

     As of December 31, 2004, the unpaid consideration amounted to approximately Rmb50,400,000 (2005: nil).
     As a result of the above sale transaction, a gain on disposal of approximately Rmb41,465,000 was recognized during the year ended December 31, 2004. The calculation of the gain on disposal is set out as follows:

Rmb’000
Consideration	72,000
Share of net asset value of CECM disposed of as of June 30, 2004	(30,535)

Gain on disposal	41,465

     As of June 30, 2004, the condensed historical balances of CECM’s assets and liabilities that were disposed of consisted of:

Rmb’000
(unaudited)
Total current assets	256,531
Property, plant and equipment	2,246
Total current liabilities	(182,439)

Net assets	76,338
Equity interest in CECM disposed of	40%

Share of net asset value of CECM disposed of as of June 30, 2004	30,535

     (b) SMCECT is a Sino-foreign joint venture formed between CECT and Minji Diantong Malaysia Co., Ltd. on January 13, 2004 to engage in the research and development, and design of telecommunication products in Mainland China. CECT invested approximately Rmb4,900,000 for a 49% equity interest in the total registered capital of SMCECT of approximately Rmb10,000,000.
     The results of operations of SMCECT for the period from January 13, 2004 (date of establishment) to December 31, 2004 have been accounted for in the consolidated statement of operations using the equity method.
     Summarized condensed financial information of SMCECT as of December 31, 2004 and for the period from January 13, 2004 to December 31, 2004 is as follows:

	2004
	Rmb’000	US$’000
	(Unaudited)	(Unaudited)
Current and total assets	6,863	829

Current liabilities	79	9
Capital and reserves	6,784	820

Total liabilities and equity	6,863	829

Operating expenses	(3,223)	(389)

Net loss	(3,223)	(389)

The Group’s equity in loss (49%)	(1,579)	(191)

     On January 1, 2005, CECT disposed of its entire 49% equity interest in SMCECT for a total consideration of approximately Rmb4,900,000. The disposal resulted in a gain of approximately Rmb1,579,000 for the year ended December 31, 2005. The calculation of the gain on disposal is as follows:

Rmb’000
Consideration	4,900
Share of net asset value of SMCECT disposed of as of January 1, 2005	(3,321)

Gain on disposal	1,579

13. INVESTMENTS AT COST
     Investments at cost consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
China Electronics Financial Co., Ltd [Note (a)]	14,965	—	—
CECM (Note 12.a)	7,634	7,634	946

	22,599	7,634	946

     Note –
     (a) This represents CECT’s 3.86% equity interest in China Electronics Financial Co., Ltd (“CEFCL”), a limited liability company established in Mainland China to engage in the provision of financial services. In July 2005, the Group’s interest in CEFCL was disposed of as part of the consideration for the acquisition by QXCI of an additional 25% equity interest in CECT (Note 29.f).
14. GOODWILL
     Goodwill of Rmb72,088,000 reflected in the consolidated balance sheets arose from QXMC’s acquisition of its initial 65% equity interest in CECT on February 8, 2003.
     With the acquisition of CECT, the Group has obtained significant research and development capabilities and technologies as well as licenses to sell both CDMA and GSM mobile phones in China. The acquisition of the above mentioned economic resources further enhances the Group’s capability to penetrate the mobile phone market in China. As a result, the acquisition of the above mentioned economic resources has contributed to the determination of a purchase price that results in the recognition of goodwill of Rmb72,088,000 as of December 31, 2004 and 2005. The amount allocated to goodwill has been assigned to the mobile phones segment of the Group’s business. None of the goodwill is deductible for Mainland Chinese income tax purposes.
     In accordance with SFAS No. 142, the Group had performed an impairment test of the goodwill assigned to the mobile phones segment of the Group’s business as of December 31, 2004 and 2005. Based on the impairment test performed, no impairment charge was deemed necessary.

15. OTHER ACQUIRED INTANGIBLE ASSETS, NET
     Other acquired intangible assets, which arose from the acquisition by QXMC of its initial 65% equity interest in CECT on February 8, 2003, comprise the following components:

	Expected
	weighted
	average
	amortization
	period	2004	2005
		Rmb’000	Rmb’000	US$’000
Cost:
- “CECT” trademark	Indefinite	28,189	28,189	3,493
- Customer relationship	5 years	19,013	19,013	2,356
- Completed technology	5 years	2,967	2,967	368
- Core technology	5 years	26,113	26,113	3,236
- Backlog	5 months	17,302	17,302	2,144
- License	5 years	7,123	7,123	882
- In process research and development	Expense off	21,826	21,826	2,704

		122,533	122,533	15,183

Less: Accumulated amortization
- Customer relationship		(7,289)	(11,091)	(1,374)
- Completed technology		(1,137)	(1,731)	(214)
- Core technology		(10,010)	(15,233)	(1,888)
- Backlog		(17,302)	(17,302)	(2,144)
- License		(2,731)	(3,271)	(405)
- In process research and development		(21,826)	(21,826)	(2,705)

		(60,295)	(70,454)	(8,730)

Less: Impairment provision
- License		—	(3,852)	(477)

Other acquired intangible assets, net		62,238	48,227	5,976

The expected future amortization expense of other acquired intangible assets is as follows:

	Amount
	Rmb’000	US$’000
Year ending December 31,
- 2006	9,618	1,192
- 2007	9,618	1,192
- 2008	802	99

Total	20,038	2,483

16.	SHORT-TERM BORROWINGS

Short-term borrowings consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Bills payable	339,430	288,542	35,754
Bank loans	360,756	465,670	57,702

	700,186	754,212	93,456

     Bills payable are a form of bank borrowing with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing interest rate of bank loans.
     Short-term borrowings are secured by the following:
     (a) pledged bank deposits of the Group of approximately Rmb136,206,000 (US$16,878,000) (2004: Rmb105,640,000);
     (b) pledged bank deposits of the Group held in trust by a director of approximately Rmb13,315,000 (US$1,650,000) (2004: nil);
     (c) pledged bank deposits of a director of Rmb8,000,000 (US$991,000) (2004: Rmb5,836,000);
     (d) pledged bank deposits of an unrelated third party of Rmb53,000,000 (US$6,567,000) (2004: nil);
     (e) pledged land use rights and buildings of an unrelated third party valued at approximately Rmb163,462,000 (US$20,255,000) (2004: nil);
     (f) corporate guarantee provided by QXGL to the extent of Rmb370,000,000 (US$45,848,000) (2004: Rmb724,000,000);

     (g) personal guarantee provided by a director to the extent of Rmb100,000,000 (US$12,391,000) (2004: nil);
     (h) joint guarantee by QXGL and various directors to the extent of Rmb327,000,000 (US$40,519,000) (2004: Rmb6,000,000);
     (i) joint guarantee by QXGL, a director and an unrelated third party to the extent of Rmb70,000,000 (US$8,674,000) (2004: nil); and
     (j) corporate guarantee provided by CEC to the extent of nil (2004: Rmb50,000,000).
     For the year ended December 31, 2005, the weighted average interest rate on bank loans, all due within one year, was approximately 5.59% (2004: 5.32%) per annum.
17.	OTHER PAYABLES

Other payables consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Payables for construction work of factories	—	3,968	492
Payables for stock issuance costs	—	3,678	456
Payables for purchase of property, machinery and equipment	478	2,004	248
Payable to CEC for the acquisition of minority interests in CECT (Note 29.f)	—	3,640	451
Others	1,087	3,659	453

	1,565	16,949	2,100

18.	ACCRUED LIABILITIES

Accrued liabilities consist of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Accruals for operating expenses
- Design fees	—	13,450	1,666
- Technical license fees	17,859	28,455	3,526
- Salaries	3,447	4,544	563
- Advertising	—	309	38
- Price guarantee	1,150	—	—
- Warranty	4,295	7,712	956
- Others	3,351	1,136	141
Provision for staff benefit [Note (a)]	3,786	3,008	373

	33,888	58,614	7,263

     Note –
     (a) Provision for staff benefit is provided based on 17.5% of employees’ basic salaries and is used for expenditures related to employees’ welfare, employees’ education and workers’ association.
19.	CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under a capital lease are as follows:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Payable during the following periods
- 2005	1,909	—	—
- 2006	1,909	—	—
- 2007	954	—	—

Total minimum lease payments	4,772	—	—
Less: Amount representing future interest	(997)	—	—

Present value of minimum lease payments	3,775	—	—
Less: Current portion	(1,510)	—	—

Non-current portion	2,265	—	—

20.	SHAREHOLDERS’ LOANS

     These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2007. For financial reporting purposes for the year ended December 31, 2005, interest expense of approximately Rmb473,000 (US$59,000) (2003: Rmb478,000; 2004: Rmb478,000) was imputed based on the cost of borrowings in Mainland China of approximately 5.9% (2003: 5.9%; 2004: 5.9%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.
21.	COMMON STOCK
     In June 2003, holders of 300,000 warrants and 319,000 warrants with an exercise price of US$6.6 per share and US$8.49 per share respectively, exercised their warrants. The Company issued to them, at no consideration, an aggregate of 131,505 and 103,813 shares of common stock respectively, representing the difference between the then quoted market price and the exercise price.
     In June and July 2003, an external consultant exercised 20,000 warrants and the Company issued an aggregate of 20,000 shares of common stock to this external consultant at an exercise price of US$5.50 per share.
     In February and March 2004, holders of 995,000 options, with an exercise price of US$5.50 per share, exercised their stock options. Stock-based compensation expenses of Rmb23,747,000 was recorded for the year ended December 31, 2004 based on the excess of the quoted market price of the underlying stock on the dates of exercise over the market price of US$8.77 per share at December 31, 2003.
     In April 2004, the Company issued 100,000 shares of common stock to an external consultant in connection with consulting services provided to the Group. The fair value of the 100,000 shares of approximately Rmb8,989,000 was recorded as stock-based compensation expenses.
     In January, April and December 2004, a total of 30,200 warrants were exercised and the Company issued an aggregate of 12,458 shares of common stock at an exercise price of US$8.49 per share.
     In January 2005, the Company issued 1,500 shares of common stock at no consideration to an external consultant as compensation for securities research services rendered to the Company. The fair value of the 1,500 shares of approximately Rmb105,000 (US$13,000) was recorded as stock-based compensation expenses.
     In February 2005, the Company issued 1,500,000 shares of common stock at US$7.25 per share to certain institutional investors.
     In April 2005, the Company issued 500,000 shares of common stock at US$7.25 per share to three individual investors.

22.	STOCK OPTIONS AND WARRANTS
     (a) Stock purchase options
     The 1999 Stock Compensation Plan of the Company (the “1999 Stock Plan”) allows for the issuance of either incentive stock options to employees, or non-qualified options to employees, directors and external consultants. All 2,000,000 options available for grant under the 1999 Stock Plan have been issued to various employees and consultants of the Group as of the end of 2000.
     On December 2, 2005, the shareholders of the Company approved and adopted the 2005 Stock Compensation Plan of the Company (the “2005 Stock Plan”), which allows for the issuance of either incentive stock options and/or non-qualified stock options to certain officers, directors, employees and external advisors of the Group. A total of 2,000,000 common shares have been authorized and reserved for issuance under the 2005 Stock Plan. No options have been granted under the 2005 Stock Plan as of December 31, 2005.
(b) Stock options to employees
     During the year ended December 31, 2000, pursuant to the Company’s 1999 Stock Plan, 995,000 incentive stock options were issued to certain employees at an exercise price of US$15 per share, exercisable during a five-year period commencing on April 4, 2000. On January 2, 2002, the Company repriced the exercise price of these options to US$5.50 per share.
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
     During the year ended December 31, 2004, all the 995,000 incentive stock options were exercised (Note 21).
     (c) Stock purchase warrants
     (i) In connection with the public offering of the Company’s shares in February 1999, the Company granted common stock purchase warrants to the underwriter to purchase up to 160,000 shares of the Company’s common stock at an exercise price of US$7.98 per share, exercisable during a five-year period commencing on February 19, 1999. During the year ended December 31, 2000, 152,000 of the warrants were exercised at an exercise price of US$7.98 each. The remaining 8,000 warrants expired on February 19, 2004.
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

     The Company has adopted SFAS No. 123 to account for the stock purchase warrants granted to external consultants. The fair value of the 40,000 warrants, which amounted to approximately Rmb1,033,000 (US$125,000) as computed using the Black-Scholes option-pricing model on the grant date, was recognized as consultant expense over the external consultants’ service period.
     (iii) In connection with a share placement of the Company in January 2000, the Company granted 360,000 common stock purchase warrants to the private institutional investors and 300,000 common stock purchase warrants to certain external consultants. Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$46.96 per share and is exercisable during the period from January 7, 2000 to December 31, 2004. In accordance with the warrant agreement, the exercise price was reset to US$20.76, representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to July 10, 2000. All the outstanding warrants expired on December 31, 2004.
     (iv) In connection with the issuance of convertible debentures of the Company in June 2000, the Company granted 360,000 common stock purchase warrants to the debenture holders (the “Detachable Warrants”) and 300,000 common stock purchase warrants to certain external consultants (the “Consultant Warrants”). Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$24.38 per share and is exercisable during the period from June 2, 2000 to May 25, 2005. In accordance with the warrant agreement, the exercise price was reset to US$8.49, representing 110% of the average of the closing bid prices of the common stock over 5 trading days prior to November 29, 2000. The fair value of the 360,000 Detachable Warrants, which amounted to approximately Rmb9,272,000 (US$1,120,000) as computed using the Black-Scholes option-pricing model on the grant date, had been applied for allocating the face value of the convertible debentures into the value of the Detachable Warrants and the value of the debenture. As a result, approximately Rmb11,250,000 (US$1,358,000) of the face value of convertible debentures was allocated to the value of the Detachable Warrants, which was recorded as a discount to the face value of the debentures and credited to additional paid-in capital.
     The fair value of the 300,000 Consultant Warrants, which amounted to approximately Rmb9,569,000 (US$1,155,000) as computed using the Black-Scholes option-pricing model on the grant date, has been recognized as debt issuance costs and credited to additional paid-in capital.
     During the year ended December 31, 2003 and 2004, 319,000 Detachable Warrants and 30,200 Detachable Warrants, respectively were exercised at an exercise price of US$8.49 per share. The remaining 310,800 warrants expired on May 25, 2005.
     (v) In connection with a Share Purchase Agreement entered into in September 2001, the Company granted 150,000 common stock purchase warrants to the private institutional investors and 150,000 common stock purchase warrants to certain external consultants. Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$6.6 per share, and is exercisable during the period from September 14, 2001 to September 14, 2004.
     During the year ended December 31, 2001, the fair value of the 300,000 warrants, which amounted to approximately Rmb458,000 (US$55,350) as computed using the Black-Scholes option-pricing model on the grant date, was recognized as prepaid stock issuance costs. The prepaid stock issuance costs were written off during the year ended December 31, 2002.

     During the year ended December 31, 2003, all the warrants were exercised at an exercise price of US$6.6 per share.
     (vi) During the year ended December 31, 2002, the Company issued 80,000 common stock purchase warrants to the Company’s investor relation advisor as compensation. Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$7.00 per share and is exercisable during the period from March 25, 2002 to March 1, 2005. The fair value of the warrants, which amounted to approximately Rmb39,744 (US$4,800) as computed using the Black-Scholes option-pricing model on the grant date, has been recognized as compensation expense in the year ended December 31, 2002. All the warrants expired on March 1, 2005.
     (vii) During the year ended December 31, 2005, the Company issued 30,000 common stock purchase warrants to an external consultant (the “Warrants I”) as compensation for securities research services rendered to the Company. The warrants were issued in 3 equal installments of 10,000 warrants each on March 24, 2005, June 24, 2005, and September 24, 2005. Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$8.50 per share at any time during the period from the respective grant dates to December 23, 2009. The fair value of the warrants, which amounted to approximately Rmb595,000 (US$74,000) as computed using the Black-Scholes option-pricing model on the respective grant dates, has been recognized as compensation expense in the year ended December 31, 2005.
     (viii) In connection with the issuance of 1,500,000 shares of common stock at US$7.25 per share to certain institutional investors in February 2005, the Company granted 300,000 common stock purchase warrants to the investors and 75,000 common stock purchase warrants to an external consultant (collectively, the “Warrants II”). Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$9.86 per share and is exercisable during the period from February 17, 2005 to February 17, 2010.
     During the year ended December 31, 2005, the fair value of the 375,000 warrants, which amounted to approximately Rmb8,309,000 (US$1,030,000) as computed using the Black-Scholes option-pricing model on the grant date, was recognized as stock issuance costs and credited to additional paid-in capital.
     (ix) In connection with the issuance of 500,000 shares of common stock at US$7.25 per share to three individual investors in April 2005, the Company granted 100,000 common stock purchase warrants to the investors and 30,000 common stock purchase warrants to two external consultants (collectively, the “Warrants III”). Each warrant can be exercised for one share of common stock in the Company at an exercise price of US$9.86 per share and is exercisable during the period from April 13, 2005 to April 13, 2010.
     During the year ended December 31, 2005, the fair value of the 130,000 warrants, which amounted to approximately Rmb1,654,000 (US$205,000) as computed using the Black-Scholes option-pricing model on the grant date, was recognized as stock issuance costs and credited to additional paid-in capital.

     (x) Changes in outstanding stock options and warrants during the years ended December 31, 2003, 2004 and 2005 are as follows:

	No. of stock
	options/	Weighted average
	warrants	exercise price
		US$
Outstanding as of January 1, 2003	2,723,000	10.10
Exercised in 2003	(639,000)	7.51

Outstanding as of December 31, 2003	2,084,000	10.89

Exercised in 2004	(1,025,200)	5.59
Lapsed in 2004	(668,000)	20.61

Outstanding as of December 31, 2004	390,800	8.18

Lapsed in 2005	(390,800)	8.18

Issued in 2005	535,000	9.78

Outstanding, as of December 31, 2005	535,000	9.78

Exercisable as of December 31, 2005	535,000	9.78

Exercisable, as of December 31, 2004	390,800	8.18

     The following table summarizes information about stock options and warrants described above that are outstanding and exercisable at December 31, 2005:

			Weighted-average
	Number of	Weighted-average	remaining
	outstanding	exercise price per	contractual life
	option/warrant	option/warrant	(years)
	US$
Warrants I	30,000	8.50	3.98
Warrants II	375,000	9.86	4.13
Warrants III	130,000	9.86	4.28

	535,000	9.78	4.16

     The weighted average fair value of each common stock purchase option and warrant on the grant date, as determined using the Black-Scholes option-pricing model, is as follows:

	2003	2004	2005
	US$	US$	US$
Warrants I	—	—	2.41
Warrants II	—	—	2.68
Warrants III	—	—	1.54

Weighted average fair value	—	—	2.39

The fair values were computed based on the following weighted average assumptions:

	2003	2004	2005
Risk-free interest rate	—	—	3.60%
Expected dividend yield	—	—	0.00%
Expected term	—	—	2.61 years
Expected stock price volatility	—	—	65.71%
23.	INCOME TAXES
     The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company, QXMC and QXCH were incorporated under the International Business Companies Act of the BVI and, accordingly, are exempted from the payment of BVI income taxes. The Company’s branch office registered in Hong Kong is subject to Hong Kong income taxes at a rate of 17.5%.
     At present, substantially all of the Group’s income is generated in Mainland China by QXCI and CECT. QXPL and QXCI, being located in Huizhou, Mainland China, are subject to Mainland Chinese enterprise income taxes at a rate of 15%. QXCI was exempted from Mainland Chinese enterprise income tax for two years starting from January 1, 2003, and is entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECT is regarded as a “Hi-tech” enterprise by the Mainland Chinese government and is subject to Mainland Chinese enterprise income taxes at a rate of 15%. CECT was exempted from Mainland Chinese enterprise income tax for the period from May 22, 2000 to December 31, 2002, and is entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years.
     CECM was exempted from Mainland Chinese enterprise income tax for the period from January 10, 2002 to December 31, 2004.

     Provision of income tax in the consolidated statement of operations and comprehensive income consists of:

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
Mainland Chinese
income tax
- current	—	10,404	27,813	3,446
- deferred	—	—	—	—

	—	10,404	27,813	3,446

     The reconciliation of the Mainland Chinese statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations and comprehensive income is as follows:

	2003	2004	2005
Mainland Chinese statutory income tax rate	(33.0%)	33.0%	33.0%
Tax effect of tax holidays	25.5%	(44.2%)	(28.0%)
Net effect of disposal of equity investee	—	(16.1%)	(0.2%)
Losses of BVI companies not subject to tax	16.0%	16.6%	1.1%
Non-deductible activities	35.0%	21.4%	1.3%
Utilization of tax loss brought forward	(43.5%)	—	—
Deferred tax assets not recognized	—	1.6%	0.9%

Effective income tax rate	—	12.3%	8.1%

     The gain on disposal of equity investee of Rmb1,579,000 (US$196,000) (2004: Rmb41,465,000) as reported in the consolidated statement of operations and comprehensive income for the year ended December 31, 2005 was not subject to tax in both the jurisdictions of Mainland China and the BVI.

     Deferred income tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the balance sheet as of December 31, 2004 and 2005 were as follows:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Allowance for doubtful accounts	1,141	975	121
Write-off of obsolete and slow-moving inventories	6,056	6,390	792
Loss carryforward	2,695	1,835	227

	9,892	9,200	1,140
Valuation allowance	(9,892)	(9,200)	(1,140)

Deferred income tax assets	—	—	—

     Changes in the valuation allowance were as follows:

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
Beginning of year	—	1,896	9,892	1,226
Increase (release) in valuation allowance	1,896	7,996	(692)	(86)

End of year	1,896	9,892	9,200	1,140

     A valuation allowance of approximately Rmb1,896,000 was established during the year ended December 31, 2003 for deferred income tax assets related mainly to loss carryforward. A valuation allowance of approximately Rmb7,996,000 was established during the year ended December 31, 2004 for deferred income tax assets related mainly to the write-off of obsolete and slow-moving inventories. The release of the valuation allowance during the year ended December 31, 2005 arose due mainly to a change in the applicable tax income tax rate of a loss making subsidiary from 33% to 15%.
     Taxation (payable) receivable comprises:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Mainland Chinese enterprise income tax	(10,404)	(29,530)	(3,659)
Mainland Chinese value-added tax	12,772	(38,153)	(4,728)
Mainland Chinese other taxes	(4,797)	(1,203)	(149)

	(2,429)	(68,886)	(8,536)

24. DISTRIBUTION OF INCOME
     Substantially all of the Group’s income is contributed by QXCI and CECT, equity joint venture enterprises established in Mainland China. Income of QXCI and CECT, as determined under generally accepted accounting principles in Mainland China (“Mainland Chinese GAAP”) is distributable to their joint venture partners after transfer to dedicated reserves (including statutory surplus reserve and discretionary surplus reserve) and staff welfare fund as required under Mainland Chinese Company Law and the articles of association of the respective company, at rates determined by the respective board of directors of QXCI and CECT. For the years ended December 31, 2003, 2004 and 2005, both the boards of directors of QXCI and CECT did not recommend any appropriation to dedicated reserves and staff welfare fund.
     The Group keeps its books and records under Mainland Chinese GAAP. Adjustments between Mainland Chinese GAAP and US GAAP consists of transfers to the staff welfare fund as required under Mainland Chinese GAAP as well as (i) recognition of deferred tax assets, (ii) recognition of stock-based compensation cost, (iii) amortization of goodwill and (iv) recognition of identifiable intangible assets as required under U.S. GAAP.
25. (LOSS) EARNINGS PER COMMON SHARE
     The following represents a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	2003	2004	2005
	Rmb	Rmb	Rmb	US$
Net (loss) income before extraordinary gain	(7,730,000)	22,874,000	213,211,000	26,419,000
Extraordinary gain	—		35,486,000	4,397,000

Net (loss) income after extraordinary gain	(7,730,000)	22,874,000	248,697,000	30,816,000

Weighted average common shares basic	15,420,000	16,443,000	18,319,000	18,319,000
Effect of dilutive stock options and warrants	—	116,527	1,000	1,000

Weighted average common shares diluted	15,420,000	16,559,527	18,320,000	18,320,000

	2003	2004	2005
	Rmb	Rmb	Rmb	US$
Basic (loss) earnings per common share:
Before extraordinary gain	(0.50)	1.39	11.64	1.44
Extraordinary gain	—	—	1.94	0.24

After extraordinary gain	(0.50)	1.39	13.58	1.68

Diluted (loss) earnings per common share:
Before extraordinary gain	(0.50)	1.38	11.64	1.44
Extraordinary gain	—	—	1.94	0.24

After extraordinary gain	(0.50)	1.38	13.58	1.68

     The diluted loss per common share for the year ended December 31, 2003 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.
26. RETIREMENT PLAN
     Since December 1, 2000, the Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the “MPF Scheme”), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each company within the Group (employer) and their employees make monthly contributions to the scheme at 5% of the employees’ earnings as defined under the Mandatory Provident Fund legislation, subject to a maximum cap of HK$1,000 (Rmb1,035) per month and thereafter additional contributions are voluntary.
     Presently, the Group’s employees in Mainland China are mainly employed by QXCI and CECT. As stipulated by Mainland Chinese regulations, QXCI and CECT maintained defined contribution retirement plans for all of their employees who are residents of Mainland China. All retired employees are entitled to an annual pension equal to their basic annual salary upon retirement. QXCI and CECT contribute to a state sponsored retirement plan with amounts stipulated by the local government of Mainland China and have no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees.
     For the year ended December 31, 2005, the aggregate employer’s contributions made by the Group amounted to approximately Rmb1,181,000 (US$146,000) (2003: Rmb633,000; 2004; Rmb414,000).

27. COMMITMENTS
(a)	Capital commitments
     Capital commitments not provided for in the consolidated financial statements include the followings:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Capital expenditures authorized and contracted for:
- Construction of factory premises and staff quarters	40,184	39,221	4,860
- Purchase of land and buildings	63,275	58,700	7,274
- Purchase of machinery and equipment	930	5,562	689

	104,389	103,483	12,823

(b)	Operating lease commitments
     The Group has operating lease agreements for office and factory premises, which extends through November 2008. As of December 31, 2005, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,
- 2006	4,012	497
- 2007	837	104
- 2008	605	75

Total	5,454	676

     Lease expense of the Group for the year ended December 31, 2005 was approximately Rmb4,445,000 (US$551,000) (2003: Rmb4,116,000; 2004: Rmb4,302,000).
28. SUBSEQUENT EVENTS
     (a) In January 2006, the Company issued 2,000,000 shares of common stock at US$6.50 per share to an institutional investor. In connection with the share purchase, the investor also received 4-year warrants to purchase up to 400,000 shares of common stock of the Company at an exercise price of $8.125 per share. In February 2006, the Company issued to the same investor, a further 1,000,000 shares of common stocks of the Company at US$6.50 per share and 4-year warrants to purchase up to 350,000 shares of common stock of the Company at an exercise price of US$7 per share.

     (b) In February 2006, the Company issued common stock purchase warrants to an external consultant to purchase up to 150,000 shares of common stock of the Company at an exercise price of $8.125 per share. The warrants are exercisable at any time during the period from the grant date to January 17, 2010 and were issued in connection with certain corporate finance consulting and advisory services rendered to the Company during 2005.
     (c) In February 2006, pursuant to the Company’s 2005 Stock Plan, 2,000,000 incentive stock options, exercisable during a 10-year period commencing on February 24, 2006, were issued to certain employees and consultants of the Company at an exercise price of US$7 per share,. All the options granted under the 2005 Stock Plan were exercised during March and April 2006.
     (d) In February 2006, the Group’s subsidiary, CECT, entered into an agreement to purchase certain office premises at a total purchase consideration of Rmb221,809,000 (US$27,485,000).
     (e) In June 2006, pursuant to a Securities Purchase Agreement (“SPA”) dated April 27, 2006, the Company issued US$40,000,0000 of senior convertible notes (the “Notes”) at par to two strategic investors. In addition, the Company also issued common stock purchase warrants to the investors and its placement agent to purchase up to 996,636 and 848,318 shares of common stock of the Company, respectively.
     The material terms and conditions of the Notes are summarized as follows:
•	the Notes bear interest at the rate of 3.5% per annum, payable in cash in arrears on a calendar quarterly basis beginning June 30, 2006;

•	the Notes will mature on June 12, 2009;

•	the Notes are unsecured and are guaranteed by QXMC;

•	the Notes are convertible, at the investor’s option, into common stocks of the Company at an initial conversion price of US$8.027 per share, or into common stocks of QXMC in the event of its initial public offering at a price equal to 7 times QXMC’s 2005 consolidated earnings per share. The conversion price for the Company’s common stock is subject to reset when the volume weighted average price (“VWAP”) of the Company’s common stock for the five trading days ending on each two-month anniversary from June 13, 2006 until maturity of the Notes (each a “Reset Date”) is less than US$6.98 (or such previously reset price). In the event of a reset, the conversion price will be set equal to the greater of US$5.15 or 90% of the VWAP of the Company’s common stock for the five trading days ending on the applicable Reset Date;

•	the Notes will not be convertible to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to the conversion;

•	the Notes may be redeemed after two years in an amount equal to the sum of (a) the outstanding principal of the Notes, (b) the accrued and unpaid interest thereon, and (c) 6% on the sum of (a) and (b); and

•	the Company has the right, subject to certain terms and conditions, to deliver shares of its common stock in lieu of cash on redemption or maturity of the Notes, and the number of shares would be determined by dividing the face amount and accrued interest by the average closing price of the Company’s common stock for the 10 days prior to redemption, and then multiplying that amount by 0.975.

     The material terms and conditions of the warrants are summarized as follows:
•	the warrants have an exercise price of US$8.027 per share and may be exercised at any time during a 5-year period commencing from June 13, 2006;

•	the warrants will not be exercisable to the extent that after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to such exercise; and

•	the warrants require an automatic repricing of the exercise price if the Company makes certain sales of its common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price.
     The following presents our unaudited pro forma financial information as of and for the year ended December 31, 2005.
     The pro forma statements of operations for the year ended December 31, 2005 give effect to the issuance of the US$40 million Notes with detachable warrants and the application of net proceeds, as if each had occurred at January 1, 2005. The net proceeds are to be used for general corporate purposes, as described in “Use of Proceeds” of the SPA.
     The unaudited pro forma balance sheet as of December 31, 2005 has been prepared as if the issuance of the convertible notes with detachable warrants in this offering and the application of the net proceeds had occurred on that date.
     The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.
     The unaudited pro forma financial information is for informational purposes only and does not purport to present what our results would actually have been had these transactions actually occurred on the dates presented or to project our results of operations or financial position for any future period. You should read the information set forth below together with the consolidated financial statements as of and for the year ended December 31, 2005, including the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2005

		Pro Forma
	Historical	Adjustments	Pro Forma
	Rmb’000	Rmb’000	Rmb’000
ASSETS

Current assets:
Cash and cash equivalents	391,660	322,808	714,468
Restricted cash	136,206	—	136,206
Restricted cash held in trust by a director	13,315	—	13,315
Bills receivable	401,186	—	401,186
Accounts receivable, net	674,017	—	674,017
Inventories	233,721	—	233,721
Prepaid expenses	292,228	—	292,228
Other current assets	13,455	—	13,455
Receivable from sale of an equity investee	—	—	—
Due from related parties	30	—	30

Total current assets	2,155,818	322,808	2,478,626

Property, machinery and equipment, net	52,664	—	52,664
Construction-in-progress	59,105	—	59,105
Land use rights, net	177,222	—	177,222
Other non-current assets	8,282	—	8,282
Investments at equity	—	—	—
Investments at cost	7,634	—	7,634
Goodwill	72,088	—	72,088
Other acquired intangible assets, net	48,227	—	48,227
Discount on convertible notes	—	21,076	21,076

Total assets	2,581,040	343,884	2,924,924

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	754,212	—	754,212
Accounts payable	337,780	—	337,780
Other payables	16,949	—	16,949
Accrued liabilities	58,614	—	58,614
Deposits received	10,729	—	10,729
Deferred revenues	53,442	—	53,442
Capital lease obligations, current portion	—	—	—
Due to related parties	2,428	—	2,428
Taxation payable	68,886	—	68,886

Total current liabilities	1,303,040	—	1,303,040

Shareholders’ loans	7,959	—	7,959
Convertible notes	—	322,808	322,808
Warrants	—	21,076	21,076

Total liabilities	1,310,999	343,884	1,654,883

Minority interests	231,201	—	231,201

Shareholders’ equity:
Common stock, par value Rmb0.008 (equivalent of US$0.001); authorized 50,000,000 shares; outstanding and fully paid - 16,645,176 shares as of December 31, 2004 and 18,646,676 as of December 31, 2005	154	—	154
Additional paid-in capital	554,178	—	554,178
Retained earnings	483,413	—	483,413
Cumulative translation adjustments	1,095	—	1,095

Total shareholders’ equity	1,038,840	—	1,038,840

Total liabilities, minority interests and shareholders’ equity	2,581,040	343,884	2,924,924

Unaudited Pro Forma Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2005

			Pro Forma
	Historical		Adjustments		Pro Forma
	Rmb’000		Rmb’000		Rmb’000
Net sales		2,874,336		—		2,874,336
Cost of goods sold		(2,385,287)		—		(2,385,287)

Gross profit		489,049		—		489,049

Operating expenses:
Selling expenses		(29,227)		—		(29,227)
General and administrative expenses		(61,503)		—		(61,503)
Research and development		(20,694)		—		(20,694)
Amortization of acquired intangible assets		(10,159)		—		(10,159)
Impairment of acquired intangible assets		(3,852)		—		(3,852)

Income from operations		363,614		—		363,614

Interest income		7,130		—		7,130
Exchange loss, net		(2,659)		—		(2,659)
Interest expense		(41,752)		(11,298)		(53,050)
Amortization of discount		—		(49,422)		(49,422)
Gain on revaluation of warrants		—		14,087		14,087
Gain on disposal of subsidiary		10,307		—		10,307
Gain on disposal of equity investee		1,579		—		1,579
Gain on disposal of other equity investments		5,035		—		5,035
Other income, net		640		—		640

Income before income tax		343,894		(46,633)		297,261

Provision for income tax		(27,813)		—		(27,813)

Income before minority interests		316,081		(46,633)		269,448

Minority interests		(102,870)		—		(102,870)

Net income before extraordinary gain		213,211		(46,633)		166,578

Extraordinary gain on acquisition of minority interests		35,486		—		35,486

Net income		248,697		(46,633)		202,064

Other comprehensive income — Translation adjustments		1,821		—		1,821

Comprehensive income		250,518		(46,633)		203,885

Basic earnings per common share
Before extraordinary gain	Rmb	11.64	Rmb	(2.55)	Rmb	9.09
Extraordinary gain	Rmb	1.94		—	Rmb	1.94

After extraordinary gain	Rmb	13.58	Rmb	(2.55)	Rmb	11.03

Diluted earnings per common share
Before extraordinary gain	Rmb	11.64	Rmb	(4.49)	Rmb	7.15
Extraordinary gain	Rmb	1.94	Rmb	(0.42)	Rmb	1.52

After extraordinary gain	Rmb	13.58	Rmb	(4.91)	Rmb	8.67

Weighted average number of shares outstanding
- Basic		18,319,000		—		18,319,000

- Diluted		18,320,000		4,983,000		23,303,000

29. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     (a) Non-cash transactions
     For the years ended December 31, 2003, 2004 and 2005, imputed interest on shareholders’ loans of approximately Rmb478,000, Rmb478,000 and Rmb473,000, respectively was recorded as shareholders’ contribution and credited to additional paid-in capital.
     For the year ended December 31, 2003, an amount of Rmb26,929,000, representing the excess of the quoted market price of the Company’s common stock of US$8.77 per share as of December 31, 2003 over the re-priced exercise price of US$5.50 per share of employee stock options granted, was recorded as stock-based compensation expense and credited to additional paid-in capital.
     For the year ended December 31, 2004, an amount of Rmb23,747,000, representing the excess of the quoted market price of the Company common stock on the dates of exercise of employee stock options over the quoted market price of US$8.77 per share as of December 31, 2003, was recorded as stock-based compensation expense and credited to additional paid-in capital.
     For the year ended December 31, 2004, the fair value of 100,000 shares of common stock issued to an external consultant of approximately Rmb8,989,000, was recorded as compensation expense and credited to additional paid-in capital.
     For the year ended December 31, 2005, the fair value of 1,500 shares of common stock and 30,000 common stock purchase warrants issued to an external consultant of approximately Rmb700,000, was recorded as compensation expense and credited to additional paid-in capital.
     For the year ended December 31, 2005, the aggregate fair value of Warrants II and Warrants III issued in connection with the share placements in February 2005 and April 2005 amounted to approximately Rmb9,963,000, and has been recognized as stock issuance costs with the respective amount credited to additional paid-in capital.
     (b) Cash paid for interest and income taxes is as follows:

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest	18,507	26,582	41,752	5,174

Income taxes	—	—	8,687	1,076

     (c) Disposal of subsidiary
     On December 31, 2002, the Group disposed of its interests in a subsidiary, Qiao Xing Holdings Limited. The net assets of the subsidiary that were disposed of were as follows:

Rmb’000
Cash and cash equivalents	6,927
Pledged bank deposits	226,099
Accounts receivables, net	280,806
Inventories	62,591
Prepaid expenses	11,301
Due from related parties	4,581
Property, plant and equipment, net	171,292
Prepaid land use rights	29,086
Accounts payable	(30,046)
Other payables	(72,131)
Accrued liabilities	(11,072)
Taxation payable	(113,957)
Long term borrowings	(30,000)
Short term borrowings	(410,407)

125,070
Minority interests disposed of	5,880
Gain on disposal of subsidiary	79,050

Total consideration	210,000

Satisfied by:
Cash	210,000

     Net cash (outflow) inflow in respect of the disposal of subsidiary is as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Cash consideration	—	210,000	25,372
Cash and cash equivalents disposed of	(6,927)	—	—

Net cash (outflow) inflow	(6,927)	210,000	25,372

     (d) Acquisition of CECT
     On February 8, 2003, the Group’s subsidiary, QXMC, completed the acquisition of its initial 65% equity interest in CECT and its subsidiaries. Since the Group acquired less than a 100% interest in CECT, the allocation of the purchase price only considered the 65% portion of CECT’s net assets that the Group acquired. Details of the fair value of the net assets of CECT and its subsidiaries on February 8, 2003 are as follows:

Rmb’000
Cash and cash equivalents	171,119
Pledged bank deposits	28,499
Bills receivable	17,405
Accounts receivable	34,224
Inventories	321,194
Prepaid expenses	178,906
Other current assets	7,645
Taxation receivable	66,005
Due from related parties	10,601
Property, machinery and equipment	57,784
Land use rights	1,800
Investment at equity	30,412
Investment at cost	14,965
Goodwill	72,088
Other acquired intangible assets	122,533

Total assets acquired	1,135,180

Short-term borrowings	140,000
Accounts payable	185,942
Other payables	16,190
Accrued liabilities	11,670
Customer deposits	371,363
Capital lease obligations	6,597
Due to related parties	10,807

Total liabilities assumed	742,569

Minority shareholders’ interests	69,298

Net assets acquired	323,313

Satisfied by:
Cash consideration	312,750
Fair value of shares issued to an external consultant in 2002	13,243
Excess of cash received over share of net assets of a minority shareholder of QXMC	(2,680)

323,313

     Net cash (outflow) inflow in respect of acquisition of CECT is as follows:

	2002	2003
	Rmb’000	Rmb’000	US$’000
Cash consideration	(180,000)	(132,750)	(16,039)
Cash and cash equivalents acquired	—	171,119	20,675

Net cash (outflow) inflow	(180,000)	38,369	4,636

     (e) Gain on sale of an equity investee
     Effective June 30, 2004, CECT sold its 40% shareholding in CECM to Beijing Lian Sheng Tong Investment Management Co., Ltd, an independent third party, for cash consideration of Rmb72,000,000. Thereafter, CECT’s shareholding interest in CECM was reduced to 10%.
     Of the total consideration of Rmb72,000,000, Rmb21,600,000 was received during the year ended December 31, 2004 while Rmb50,400,000 was received during the year ended December 31, 2005.
     (f) Acquisition of minority interests of CECT
     On July 29, 2005, the Group’s subsidiary, QXCI, completed the acquisition of an additional 25% equity interest in CECT at a total consideration of Rmb75,000,000 from CEC. QXCI’s 25% equity interest in CECT was subsequently transferred to QXMC at the same consideration of Rmb75,000,000 on July 31, 2005.
     The acquisition of the minority interests of CECT has been accounted for under the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. The resulting excess of the fair value of net assets acquired over the consideration paid was allocated to non-financial assets and the remaining excess was recorded as an extraordinary gain in accordance with SFAS 141.

     The allocation of the purchase price to the fair value of assets acquired and liabilities assumed is as follows:

	Rmb’000	US$’000
Cash and cash equivalents	10,390	1,287
Pledged bank deposits	44,773	5,548
Bills receivable	43,078	5,338
Accounts receivable	125,523	15,554
Inventories	73,535	9,112
Prepaid expenses	68,006	8,427
Other current assets	6,826	846
Due from related parties	63,634	7,885
Property, machinery and equipment	9,795	1,214	(*)
Construction-in-progress	15	2	(*)
Investment at cost	1,908	236
Other acquired intangible assets	131,996	16,356	(*)

Total assets acquired	579,479	71,805

Short-term borrowings	167,100	20,706
Accounts payable	97,797	12,118
Other payables	4,763	590
Accrued liabilities	6,045	749
Deposits received	2,772	344
Deferred revenues	22,745	2,818
Due to related parties	8,375	1,038
Taxation payable	8,719	1,081

Total liabilities assumed	318,316	39,444

Net assets acquired	261,163	32,361
Less: Purchase price	(75,000)	(9,293)

Excess of net assets acquired over purchase price	186,163	23,068
Less: Allocation of negative goodwill to non-financial assets	(141,806)	(17,572	) [Sum of(*) above]

Extraordinary gain before minority interests	44,357	5,496
Less: Minority interests share of extraordinary gain	(8,871)	(1,099)

Extraordinary gain after minority interests	35,486	4,397

     The purchase consideration of Rmb75,000,000 was satisfied by the followings assets of the Group at a valuation price mutually agreed between CEC and the Group:

	Agreed valuation
	Rmb’000	US$’000
Cash	4,607	570
Investment in CEFCL	20,000	2,478
Investment in BJHTCL	900	112
Amount due from BJHTCL	49,493	6,133

	75,000	9,293

     As of July 29, 2005, the condensed historical balances of BJHTCL’s assets and liabilities that were disposed of to CEC in the above transaction consisted of:

	Rmb’000	US$’000
Cash and cash equivalents	126	16
Other receivables	751	93
Property, machinery and equipment	37,826	4,687
Land use rights	1,383	171
Amount due to CECT	(49,493)	(6,133)

Net liabilities disposed of	(9,407)	(1,166)

     The gain on disposal of BJHTCL of Rmb10,307,000, as reflected in the consolidated statement of operations and comprehensive income for the year ended December 31, 2005, is calculated as follows:

	Rmb’000	US$’000
Consideration	900	111
Net liabilities disposed of	9,407	1,166

Gain on disposal of subsidiary	10,307	1,277

     The net cash outflow in respect of the acquisition of the minority interests of CECT and the consequent disposal of BJHTCL for the year ended December 31, 2005 is as follows:

	Rmb’000	US$’000
Cash consideration	4,607	570
Cash and cash equivalents disposed of	126	16
Less: Unpaid consideration as at December 31, 2005 (Note 17)	(3,640)	(451)

Net cash outflow in respect of acquisition of minority interests	1,093	135

30. RELATED PARTY TRANSACTIONS
     Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	The major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li
Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li
Mr. Jie Shi	Director (resigned on September 1, 2005)
Mr. Ming Zhu	Non-executive independent director (resigned on September 1, 2005)
Mr. Ze Yun Mu	Non-executive independent director
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder
Qiao Xing Development Limited (“QXDL”)	Common director
Shanghai Sunplus Communication Technology Company Limited (“SSCT”)	Common director until September 2004
Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A company 5% owned by QXGL until March 2005
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
Shenzhen Tianna I/E Trade Company Limited (“STIE”)	A company 90% owned by QXGL
China Electronics Corporation (“CEC”)	Minority owner of CECT until July 29, 2005
CEC Wireless R&D Limited (“CECW”)	CEC is a shareholder
Beijing China Electronics Changsheng Investment Management Company Limited (“BCECIM”)	CEC is a shareholder
China Electronics Beijing Real Estate Management Co., Ltd. (“CEBREM”)	CEC is a shareholder
China National Electronics Import & Export Corporation (“CNEIEC”)	CEC is a shareholder
Goldcellcom Co., Ltd (“GCL”)	CEC is a shareholder
Wuhan Zhongyuan Electronics Group Co., Ltd. (“WZEG”)	CEC is a shareholder
Shenzhen SED Trade Co., Ltd. (“SST”)	CEC is a shareholder
Wuhan Zhongyuan Qi Xing Co., Ltd. (“WZQX”)	A subsidiary of WZEG

     Summary of related party transactions is as follows:

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
Operating lease rentals charged by CEC	2,049	2,743	1,325	164

Property management fees paid and payable to
- CEBREM	788	971	852	106
- QXGL	34	68	61	7

Interest income from CEFCL	1,851	—	—	—

Rental income from CECM	1,103	1,110	—	—

Research and development fee paid to CECW	—	391	—	—

Commission paid and payable to CECW	5,181	—	—	—

Purchases from:
- QXDL	34	3,290	—	—
- SSCT	24,366	354,368	—	—
- STIE	13,005	103,379	—	—

Sales to:
- CECT *	26,821	—	—	—
- CECM	238,857	17,536	—	—
- Calilee	611,281	293,097	—	—
- QFST	—	12,458	41,928	5,195
- GCL	7,980	—	—	—

*	Sales to CECT after February 8, 2003 have been eliminated in the consolidated statement of operations.
     Other transactions with related parties are set out in Note 1, 11, 16, 20 and 29 to the consolidated financial statements.

     Summary of related party balances is as follows:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Due from:
- Exquisite Jewel Limited	6	6	1
- Wu Holdings Limited	24	24	3
- CNEIEC	1	—	—
- CEBREM	34	—	—
- WZEG	120	—	—

	185	30	4

Due to:
- BCECIM	3,481	—	—
- CEC	734	—	—
- GCL	5,839	—	—
- QXGL	700	—	—
- SST	31	—	—
- WZQX	3	—	—
- Mr. Rui Lin Wu	14,758	2,428	301
- Mr. Jie Shi	166	—	—
- Mr. Ming Zhu	7	—	—
- Mr. Ze Yun Mu	5	—	—

	25,724	2,428	301

Accounts receivable from:
- CECM	32,111	3,323	412
- QFST	7,995	9,056	1,122
- Calilee	35,765	—	—

	75,871	12,379	1,534

Accounts payable to STIE	7,263	—	—

     Other balances with related parties are disclosed in Note 7, 11 and 20 to the consolidated financial statements.
     Except for the balances with the shareholders as disclosed in Note 20, all other balances with related parties are unsecured, non-interest bearing and without pre-determined repayment terms.

31.	SEGMENT ANALYSIS
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

	Mobile Phones	Indoor Phones	Corporate	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
2004
Revenue	1,823,979	195,102	—	2,019,081
Gross margin	194,801	28,798	—	223,599
Inventories	271,428	21,979	—	293,407
Property, machinery and equipment	104,553	2,581	28	107,162
Expenditures for long-lived assets	4,900	—	49,750	54,650

2005
Revenue	2,619,683	254,653	—	2,874,336
Gross margin	449,881	39,168	—	489,049
Inventories	219,272	16,825	—	236,097
Property, machinery and equipment	50,506	2,158	—	52,664
Expenditures for long-lived assets	12,505	265	8,171	20,941
     Major customers
     (a) Mobile phones segment
     Details of individual customers accounting for 10% or more of the Group’s sales of mobile phones are as follows:

	2003	2004	2005
Beijing Ho.COM Electronic Co., Ltd.	4%	22%	22%
BenQ Corporation	—	22%	8%
Calilee (Note 30)	36%	16%	—
CECM (Note 30)	14%	10%	—

     (b) Indoor phones segment
     Details of individual customers accounting for 10% or more of the Group’s sales of indoor phones are as follows:

	2003	2004	2005
QFST (Note 30)	—	6%	16%
Zhong Nan Company	13%	7%	4%
32. OTHER ADDITIONAL INFORMATION
     The following items were included in the consolidated statements of operations and comprehensive income (loss):

	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000	US$’000
Depreciation of property, machinery and equipment	8,995	12,105	11,831	1,466

Amortization of land use rights	4,094	4,097	4,062	503

Interest expense for:
- bank loans	7,556	12,922	23,489	2,911
- other bank borrowings	10,353	13,261	17,014	2,108
- finance lease	598	399	776	96
- shareholders’ loans (imputed interest)	478	478	473	59

Total interest expense	18,985	27,060	41,752	5,174

Advertising expenses	42,784	14,658	11,800	1,462

Shipping and handling costs	10,358	2,923	7,390	916

ITEM 19. EXHIBITS
     (a) The following financial statements are being filed as part of this annual report on Form 20-F:
     Report of Independent Registered Public Accounting Firm
     Consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005
     Consolidated balance sheets at December 31, 2004 and 2005
     Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2003, 2004 and 2005
     Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005
     Notes to and forming part of the financial statements
     (b) The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 4.1	Securities Purchase Agreement dated as of April 27, 2006 covering the sale of $40,000,000 of our 3.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 3.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.4	Form of Registration Rights Agreement entered into pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics**

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on April 28, 2006, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003.

134

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING UNIVERSAL TELEPHONE, INC. (Registrant)
Date: June 20, 2006	By:	/s/ RUI LIN WU
Rui Lin Wu
Chairman

135

INDEX TO EXHIBITS
DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 4.1	Securities Purchase Agreement dated as of April 27, 2006 covering the sale of $40,000,000 of our 3.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 3.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.4	Form of Registration Rights Agreement entered into pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics**

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on April 28, 2006, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003