Form 20-F
period 2006-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2007-07-16
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

$.001 Par Value Common Stock	NASDAQ
(“Common Stock”)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
29,605,003 Shares of Common Stock as of December 31, 2006
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Large accelerated filer ☐      Accelerated filer ☑      Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
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
     You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including but not limited to:
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
     We may use data and industry forecasts in this annual report which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS
     The information contained in this Form 20-F has been adjusted to reflect the restatement of our previously issued financial statements and other financial information, as more fully described below, in Item 5. Operating and Financial Review and Prospects and in Note 2 to our audited consolidated financial statements for the year ended December 31, 2006.
     Qiao Xing Mobile Communication Co., Ltd. (QXMC), a consolidated subsidiary of the Company, has recently become a U.S. listed company through an initial public offering, or IPO. In connection with the audits of QXMC’s financial statements, certain misstatements for the years 2005, 2004 and 2003 were identified that were not initially detected through the Company’s internal control over financial reporting.
     As a result, management has decided to restate the Company’s consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 for the items discussed below. These items resulted in adjustments that reduced net income by Rmb 3,798,000 in 2005, Rmb 21,458,000 in 2004, and Rmb 16,287,000 in 2003.
     (i) In QXMC’s acquisition of its initial 65% interest in CECT in February 2003 and QXMC’s acquisition of an additional 25% in CECT in July 2005, certain assumptions and certain valuation methods to process data provided by management were used by the valuation specialist engaged by the Company in determining the fair value adjustments assigned to the assets acquired and liabilities assumed. Management has reassessed the assumptions and the valuation methods used by the valuation specialist and, as a result of this reassessment, the Company has restated its prior years’ consolidated financial statements to reflect adjustments that have been made to the fair value of acquired assets (including equity investments and intangible assets) and the recognition of deferred tax assets and liabilities as of the date of the acquisitions and thereafter. A summary of the restatements as they impact the statement of operations is as follows:

	Over (Understatement)
	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000
In-process research and development	(13,437)	—	—
Amortization of acquired intangible assets	(3,936)	(836)	(1,721)
Impairment of acquired intangible assets	—	—	3,852
Gain on disposal of equity investee	—	30,068	—
Gain on disposal of other equity investments	—	—	5,035
Impairment of investment at cost	—	—	(7,348)
Provision for income tax	(5,862)	3,007	2,327
Minority interests	6,948	5,618	2,842
Extraordinary gain on acquisition of minority interests	—	—	(2,106)
Net income	16,287	22,279	2,977

     (ii) As a result of an incorrect application of the provisions of EITF No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” to transactions in which a subsidiary of the Company collected and remitted monies on behalf of certain suppliers and their clients without acting as a principal or assuming the primary obligation in the relationship, the sales revenue and cost of goods sold during the years ended December 31, 2003, 2004 and 2005 were both overstated by equal amounts of Rmb 59.5 million, Rmb 263.1 million and Rmb 239.2 million, respectively. The overstatement, however, does not affect previously reported gross profit, income from operations or net income and has no impact on cash flows or the consolidated balance sheets of previously issued financial statements. A summary of the restatements as they impact the statement of operations is as follows:

	Over (Understatement)
	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000
Net sales	59,522	263,121	239,152
Cost of goods sold	59,522	263,121	239,152
     (iii) Due to the incorrect recognition of losses in excess of the Group’s original guaranteed return on its equity investment in a 49%-owned entity that the Group accounts for using the equity method, the equity in earnings of equity investees and the net income for the year ended December 31, 2004 were understated by Rmb 1,579,000 and Rmb 821,000, respectively. For the year ended December 31, 2005, the error resulted in an overstatement of the gain on disposal of equity investment by Rmb 1,579,000 and an overstatement of net income by Rmb 821,000. The impact of the error on the consolidated balance sheet as of December 31, 2004 was an understatement of total assets by Rmb 1,579,000, an overstatement of minority interests by Rmb 758,000 and an understatement of net assets by Rmb 821,000. The error has no impact on cash flows and the consolidated balance sheet as of December 31, 2005. A summary of the restatements as they impact the statement of operations is as follows:

	Over (Understatement)
	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000
Gain on disposal of equity investee	—	—	1,579
Equity in earnings of equity investee	—	(1,579)	—
Net income	—	(821)	821
     Summaries of the effects of the restatements on the Company’s consolidated balance sheet as of December 31, 2003, 2004 and 2005, and on the Company’s consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 are presented below. Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.
     Consolidated Balance Sheet as of December 31, 2005

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Total current assets	2,155,818	—	4,061	2,159,879
Investments at cost	7,634	169	—	7,803
Goodwill	72,088	(51,374)	—	20,714
Other acquired intangible assets, net	48,227	4,712	—	52,939
Other non-current assets	297,273	—	(4,061)	293,212

Total assets	2,581,040	(46,493)	—	2,534,547

Total liabilities	1,310,999	5,419	—	1,316,418
Minority interests	231,201	(10,369)	—	220,832
Total shareholders’ equity	1,038,840	(41,543)	—	997,297

Total liabilities, minority interests and shareholders’ equity	2,581,040	(46,493)	—	2,534,547

     Consolidated Statement of Operations for the year ended December 31, 2005

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Net sales	2,874,336	(239,152)	—	2,635,184
Cost of goods sold	(2,385,287)	239,152	(10,663)	(2,156,798)

Gross profit	489,049	—	(10,663)	478,386
Operating expenses	(125,435)	2,131	10,663	(112,641)

Income from operations	363,614	2,131	—	365,745
Other income and expenses	(19,720)	(13,962)	—	(33,682)

Income before income tax	343,894	(11,831)	—	332,063
Provision for income tax	(27,813)	2,327		(25,486)

Income before minority interests	316,081	(9,504)	—	306,577
Minority interests	(102,870)	3,600	—	(99,270)

Net income before extraordinary gain	213,211	(5,904)		207,307
Extraordinary gain on acquisition of minority interests net of nil tax	35,486	2,106		37,592

Net income	248,697	(3,798)	—	244,899

     Consolidated Balance Sheet as of December 31, 2004

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Total current assets	1,563,091	—	3,090	1,566,181
Investment at equity	3,321	(3,321)	—	—
Investments at cost	22,599	17,452	—	40,051
Goodwill	72,088	(51,374)	—	20,714
Other acquired intangible assets, net	62,238	2,581	—	64,819
Other non-current assets	353,373	—	(3,090)	350,283

Total assets	2,076,710	(34,662)	—	2,042,048

Total liabilities	1,147,356	10,337	—	1,157,693
Minority interests	250,137	(7,254)	—	242,883
Total shareholders’ equity	679,217	(37,745)	—	641,472

Total liabilities, minority interests and shareholders’ equity	2,076,710	(34,662)	—	2,042,048

     Consolidated Statement of Operations for the year ended December 31, 2004

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Net sales	2,019,081	(263,121)	(35,571)	1,720,389
Cost of goods sold	(1,795,482)	263,121	35,184	(1,497,177)

Gross profit	223,599	—	(387)	223,212
Operating expenses	(149,428)	(836)	387	(149,877)

Income from operations	74,171	(836)	—	73,335
Other income and expenses	16,494	(30,068)	—	(13,574)

Income before income tax	90,665	(30,904)	—	59,761
Provision for income tax	(10,404)	3,007		(7,397)

Income before minority interests	80,261	(27,897)	—	52,364
Minority interests	(56,763)	4,860	—	(51,903)
Equity in earnings of equity investees	(624)	1,579	—	955

Net income	22,874	(21,458)	—	1,416

     Consolidated Balance Sheet as of December 31, 2003

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Total current assets	1,043,531	138	4,126	1,047,795
Investment at equity	37,214	37,586	—	74,800
Investments at cost	14,965	5,035	—	20,000
Goodwill	72,088	(51,374)	—	20,714
Other acquired intangible assets, net	73,282	3,417	—	76,699
Other non-current assets	287,422	—	(4,126)	283,296

Total assets	1,528,502	(5,198)	—	1,523,304

Total liabilities	757,707	13,482	—	771,189
Minority interests	193,374	(2,393)	—	190,981
Total shareholders’ equity	577,421	(16,287)	—	561,134

Total liabilities, minority interests and shareholders’ equity	1,528,502	(5,198)	—	1,523,304

     Consolidated Statement of Operations for the year ended December 31, 2003

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Net sales	1,843,282	(59,522)		1,783,760
Cost of goods sold	(1,598,615)	59,522	(4,703)	(1,543,796)

Gross profit	244,667	—	(4,703)	239,964
Operating expenses	(209,599)	(17,373)	2,740	(224,232)

Income from operations	35,068	(17,373)	(1,963)	15,732
Other income and expenses	(13,852)	—	1,963	(11,889)

Income before income tax	21,216	(17,373)	—	3,843
Provision for income tax	—	(5,862)	—	(5,862)

Income before minority interests	21,216	(23,235)	—	(2,019)
Minority interests	(35,748)	6,948	—	(28,800)
Equity in earnings of equity investees	6,802	—	—	6,802

Net loss	(7,730)	(16,287)	—	(24,017)

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA.
     We prepare our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The following summary consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 were derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the year ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 were derived from our audited financial statements not included elsewhere in this annual report and have been prepared in accordance with US GAAP and have been derived from audited financial statements. The following summary financial data should be read in conjunction with Item 5. Operating and Financial Review and Prospects and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

		2003	2004	2005
	2002	(restated)	(restated)	(restated)	2006
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Net sales	549,967	1,783,760	1,720,389	2,635,184	3,221,212	412,759
Cost of goods sold	(528,149)	(1,543,796)	(1,497,177)	(2,156,798)	(2,651,392)	(339,743)
Gross profit	21,818	239,963	223,212	478,386	569,820	73,016

Operating expenses:
Selling expenses	(5,286)	(75,843)	(29,065)	(24,726)	(28,401)	(3,639)
General and administrative expenses
Including stock-based compensation	(68,233)	(75,115)	(90,554)	(55,341)	(126,076)	(16,155)
Research and development	(451)	(6,649)	(18,378)	(20,694)	(30,747)	(3,940)
In process research and development	—	(35,263)	—	—	(41,739)	(5,348)
Amortization of acquired intangible assets	—	(31,361)	(11,880)	(11,880)	(15,178)	(1,945)

		2003	2004	2005
	2002	(restated)	(restated)	(restated)	2006
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
(Loss) Income from operations	(52,152)	15,732	73,335	365,745	327,679	41,989
Interest income	1,070	3,045	492	7,130	8,108	1,039
Exchange (loss) gain, net	—	—	—	(2,659)	3,225	413
Interest expense	(17,867)	(17,022)	(27,060)	(41,752)	(100,432)	(12,869)
Loss on re-measurement of embedded derivatives	—	—	—	—	(134,439)	(17,227)
Gain on sale of a subsidiary	79,050	—	—	10,307	—	—
Gain on sale of equity investee	—	—	11,397	—	—	—

Impairment of investment at cost	—	—	—	(7,348)	—	—
Other income (expenses) , net	124	2,088	1,597	640	4,453	571
Income (Loss) before income tax	10,225	3,843	59,761	332,063	108,594	13,916
Provision for income tax	—	(5,862)	(7,397)	(25,486)	(58,192)	(7,457)
Income (Loss) before minority interests	10,225	(2,019)	52,364	306,577	50,402	6,459
Minority interests	6,248	(28,800)	(51,903)	(99,270)	(84,473)	(10,824)
Equity in earnings of equity investees	—	6,802	955	—	—	—
Net (loss) income before extraordinary gain	16,473	(24,017)	1,416	207,307	(34,071)	(4,365)
Extraordinary gain on acquisition of minority interests	—	—	—	37,592	14,237	1,824

Net Income (Loss)	16,473	(24,017)	1,416	244,899	(19,834)	(2,541)

Other comprehensive (loss) income
Translation adjustments	(61)	(746)	70	1,821	7,203	923
Comprehensive income (loss)	16,412	(24,763)	1,486	246,720	(12,631)	(1,618)
Basic (loss) earnings per common share
Before extraordinary gain	1.12	(1.56)	0.09	11.32	(1.44)	(0.19)
Extraordinary gain	—	—	—	2.05	0.60	0.08

After extraordinary gain	1.12	(1.56)	0.09	13.37	(0.84)	(0.11)
Diluted (loss) earnings per common share
Before extraordinary gain	0.95	(1.56)	0.09	11.32	(2.03)	(0.26)
Extraordinary gain	—	—	—	2.05	0.59	0.07

		2003	2004	2005
	2002	(restated)	(restated)	(restated)	2006
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
After extraordinary gain	0.95	(1.56)	0.09	13.37	(1.44)	(0.19)

Weighted average number of shares outstanding
- Basic (2)	14,685,000	15,420,000	16,443,000	18,319,000	23,712,000	23,712,000
- Diluted (2)	17,390,000	15,420,000	16,560,000	18,320,000	24,016,000	24,016,000

		2003	2004	2005
	2002	(restated)	(restated)	(restated)	2006
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Balance Sheet Data
Cash and bank deposits	10,948	122,466	140,890	391,660	1,096,477	140,500
Working capital	266,773	302,027	429,253	856,839	1,498,715	192,042
Property, machinery and equipment, net	5,112	98,305	107,162	52,664	209,542	26,850
Construction in progress	—	1,184	50,934	59,105	60,295	7,726
Lease prepayments, net	189,405	182,985	178,577	173,161	207,206	26,551
Debt issuance cost, net	—	—	—	—	31,845	4,081
Total assets	742,708	1,523,303	2,042,048	2,534,547	4,177,986	535,358
Short-term-debts	40,000	439,472	700,186	754,212	1,155,290	148,036
Long-term-debts	8,163	11,939	10,428	7,959	229,784	29,444
Total liabilities	98,074	771,189	1,157,693	1,316,418	2,192,713	280,969
Minority interests (1)	87,054	190,980	242,883	220,832	115,224	14,765
Shareholders’ equity	557,580	561,134	641,471	997,297	1,870,049	239,624
Cash flows data

Cash flows from operating activities	(56,197)	(307,404)	(204,036)	91,232	(154,752)	(19,829)

Cash flows from investing activities	(136,170)	159,323	(82,451)	(3,822)	(603,009)	(77,268)

Cash flows from financing activities	195,760	260,345	304,841	161,955	1,463,569	187,538

(1)	Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in certain subsidiaries of our company.

(2)	Earnings per share is computed by dividing net income for 2002 by 14,685,000 shares, for 2003 by 15,420,000 shares, for 2004 by 16,443,000 shares, and for 2005 by 18,319,000 shares and for 2006 by 23,712,000 shares. Diluted earnings per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

(3)	Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2006 of US$1.00 = Rmb 7.8041. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.
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
     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Noon Buying Rate(1)
Calendar Year	Average(2)
(Rmb per US$)
2002	8.2771
2003	8.2772
2004	8.2768
2005	8.1936
2006	7.9723

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2)	Annual averages are calculated from the month-end rates.

Calendar Month	High	Low
January 2007	7.8127	7.7705
February 2007	7.7632	7.7410
March 2007	7.7454	7.7232
April 2007	7.7345	7.7090
May 2007	7.7065	7.6463
June 2007	7.6680	7.6120
July 2007 (through July 13)	7.6055	7.5660
     As of July 13, 2007, being the latest practicable date, the exchange rate was US$1.00 = Rmb 7.5710.

     This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006, which was Rmb 7.8041 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.
     The People’s Bank of China, or PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to Rmb 8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi will no longer be pegged to the U.S. dollar. This change in policy has resulted in a more than 7.4% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.
B. CAPITALIZATION AND INDEBTEDNESS.
     Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS.
     Not applicable.
D. RISK FACTORS
Our future revenues and operating results are inherently unpredictable, and as a result, we may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.
     Our revenues and operating results have fluctuated significantly from quarter-to-quarter in the past, and may continue to fluctuate significantly in the future. Factors that are likely to cause these fluctuations, some of which are outside of our control, include, without limitation, the following:
•	the current economic environment and other developments in the telecommunications industry;

•	the mix of our products sold, including inventory items with low product costs;

•	our ability to control expenses;

•	fluctuations in demand for and sales of our products, the acceptance of our products in the marketplace, and the general level of spending in the telecommunications industry;

•	our ability to maintain appropriate manufacturing capacity, and particularly to limit excess capacity commensurate with the volatile demand levels for our products;

•	our ability to successfully complete a transition to an outsourced manufacturing model;

•	the ability of our outsourced manufacturers to timely produce and deliver subcomponents, and possibly complete products in the quantity and of the quality we require;

•	competitive factors, including the introduction of new products and product enhancements by competitors and potential competitors, pricing pressures, and the competitive environment in the markets into which we sell our products, including competitors with substantially greater resources than we have;
•	our ability to effectively develop, introduce, manufacture, and ship new and enhanced products in a timely manner without defects;

•	the availability and cost of components for our products;

•	new product introductions that may result in increased research and development expenses and sales and marketing expenses that are incurred in one quarter, with revenues, if any, that are not recognized until a subsequent or later quarter; and

•	the unpredictability of consumer demand and difficulties in meeting such demand.
     A high percentage of our expenses, including those related to manufacturing, engineering, sales and marketing, research and development, and general and administrative functions, is fixed in the short term. As a result, if we experience delays in generating and recognizing revenue, our quarterly operating results are likely to be seriously harmed.
     Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Our results for one quarter should not be relied upon as any indication of our future performance. It is possible that in future quarters our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock would likely decrease.
Our stock price is highly volatile.
     The trading price of our common stock has fluctuated significantly since our initial public offering in February 1999, and is likely to remain volatile in the future. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:
•	quarterly variations in our operating results;

•	significant developments in the businesses of other telecommunications companies;

•	changes in financial estimates by securities analysts;

•	changes in market valuations or financial results of telecommunications-related companies;

•	announcements by us or our competitors of technology innovations, new products, or significant acquisitions, strategic partnerships or joint ventures;

•	any deviation from projected growth rates in revenues;

•	any loss of a major customer or a major customer order;

•	additions or departures of key management or engineering personnel;

•	any deviations in our net revenue or in losses from levels expected by securities analysts;

•	activities of short sellers and risk arbitrageurs;

•	future sales of our common stock; and

•	volume fluctuations, which are particularly common among highly volatile securities of telecommunications-related companies.
     In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies, which often has been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.
We experience intense competition with respect to our products.
     Some of our competitors have longer operating histories and significantly greater financial, technical,

marketing and other resources than we have. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale, and support of their products. In addition, our competitors that have larger market capitalization or cash reserves are better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines.
We are subject to a concentration of credit risk.
     We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2005 and 2006, our five largest accounts receivable accounted for approximately 47% and 43% of our total accounts receivable.
The economy of China differs from the economies of most countries and creates significant risks.
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
We may not maintain adequate insurance coverage for damage to our Chinese factories.
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
     On March 16, 2007, the Enterprise Income Tax Law of the PRC, or the New Tax Law, was promulgated. Under the New Tax Law, which will become effective on January 1, 2008, domestic enterprises and foreign investment enterprises will be subject to a unified enterprise income tax rate of 25%, except that enterprises that were approved to be established prior to March 16, 2007 may continue to enjoy the existing preferential tax treatments until December 31, 2012. Details of the 5-year transitional period arrangement (i.e., from January 1, 2008 to December 31, 2012) for enterprises approved to be established prior to March 16, 2007 are expected to be set out in more detailed implementation rules to be adopted in the future. In addition, certain qualifying high technology enterprises may still benefit from a preferential tax rate of 15% under the New Tax Law. The definition of ''qualifying high-technology enterprises’’ is expected to also be set out in more detailed implementation rules to be adopted in the future.
     As a result of the New Tax Law, if CECT is qualified as a ''qualifying high-technology enterprise’’, it will continue to be subject to a preferential tax rate of 15% starting from January 1, 2008, subject to any rules implemented under the transitional period arrangement. Otherwise, CECT’s applicable tax rate will increase from its existing tax rate of 15% to the unified tax rate of 25% by January 1, 2013 under the New Tax Law and in accordance with more detailed implementation rules to be adopted in the future. The effects of any changes in tax rates on the Group’s deferred tax balances will be recognized in 2007, the period the New Tax Law is enacted.

From January 1, 2008, dividends from the Group’s PRC subsidiaries will also be subject to dividend withholding tax. The statutory withholding tax rate is 20 percent, subject to relief to be introduced by the PRC State Council. Prior to January 1, 2008, dividends from CECT to the Company were not subject to dividend withholding tax.
We depend upon certain key personnel to manage our company.
     Our ability to successfully carry out our business plans continues to be largely dependent upon the efforts of our senior management and executive officers, particularly our chairman, Rui Lin Wu. We have not entered into an employment agreement with Mr. Wu and the loss of his services would have a material adverse effect on our ability to achieve our business objectives. Further, we do not maintain any key-person life insurance policy on his life.
We are controlled by one of our shareholders, whose interests may differ from other shareholders.
     Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 23.9% of our outstanding shares as of July 10, 2007. Accordingly, he has controlling influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.
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
As a “foreign private issuer”, we are not subject to certain rules promulgated by Nasdaq that other Nasdaq-listed issuers are required to comply with.
     Our common shares are currently listed on the Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq applicable to listed companies. As permitted under Nasdaq rules applicable to foreign private issuers, we have determined not to comply with the following Nasdaq rules:
•	our independent directors do not hold regularly scheduled meetings in executive session;

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation;

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors; and

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.
We may in the future determine to voluntarily comply with one or more of the foregoing provisions.
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
Because of these exemptions, investors are not provided with the same information which is generally available about domestic public companies organized in the United States.
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
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY.
     From our inception through December 31, 2002, Qiao Xing Universal Telephone, Inc. (“Qiao Xing” or “we”) was principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. Our history dates back to April 1992 when Mr. Rui Lin Wu, our founder and chief executive officer, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People’s Republic of China (“PRC” or “China”). We initially were engaged in the original design manufacturing of corded telephones, whereby products are designed and manufactured to the customer’s requirements and instructions and are marketed under the customer’s designated brand name or without a designated brand name. When we commenced our operations in August 1992, we had only 100 employees and two production lines producing telephones.
     In August 1995, we were awarded the ISO9001 certificate, which reflected our reputation as a high quality telephone manufacturer.
     Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of July 16, 2007, we owned 61.3% of Qiao Xing Mobile Communication Co. Ltd. (“QX Mobile”), an international business company incorporated in the British Virgin Islands on January 31, 2002. QX Mobile owns 96.55% of CEC Telecom Co., Ltd., a limited liability company established in China (“CECT”). We also own 100% of Qiao Xing Communication Holdings, Ltd., an international business company incorporated in the British Virgin Islands on May 21, 2002 (“QX Communication Holdings”), which owns 90% of Hui Zhou Qiao Xing Property, Ltd. (“QX Property”), a PRC joint venture, and 90% of Hui Zhou Qiao Xing Communication Industry, Ltd. (“HZQXCI”), a PRC joint venture.
     The remaining 10% of each of QX Property and HZQXCI is owned by Qiao Xing Group Limited, a PRC company owned by Rui Lin Wu and his eldest son Zhi Yang Wu. Messrs. Wu and Wu are two of our executive officers and directors. Qiao Xing Group Limited also acquired the remaining 6.6% equity interest in CECT in December 2006 from the last of the original CECT shareholders. Its equity interest in CECT was reduced to 3.45% in June 2007.
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
     For 2006, our total capital expenditure was about Rmb 208.7 million, which primarily included: 1) Rmb 168.5 million for property, machinery and equipment; and 2) Rmb 39.0 million for land use rights.
     Our principal place of business and our executive office is the Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China, 516023, telephone: (011) 86-752-2820-268. We have designated Andrew N. Bernstein, 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111 as our agent for service of process in the United States.
Sale of $40,000,000 Senior Convertible Notes
Background
     On April 27, 2006, we entered into a Securities Purchase Agreement (the “April ’06 Agreement”) with two accredited investors pursuant to which we agreed to issue and the investors agreed to purchase an aggregate amount of $40,000,000 of our 3.5% senior convertible notes, as well as 996,636 common stock purchase warrants. In addition, our placement agent received 848,318 common stock purchase warrants with identical terms to those issued to the investors.
     On June 8, 2006, our shareholders ratified and approved the April ’06 Agreement and all transactions contemplated by it. Thereafter, on June 13, 2006, we closed the sale and issuance of an aggregate amount of $40,000,000 of our 3.5% senior convertible notes and the warrants as described above.
The Transaction
     Set forth below is a summary of the material terms of the transaction and is qualified in its entirety by the April ’06 Agreement and the exhibits thereto.
     The material terms and conditions of the senior convertible notes are summarized as follows:
•	the interest rate on the notes is 3.5% per annum, payable in cash in arrears on a calendar quarterly basis beginning June 30, 2006

•	the date of maturity of the notes is June 13, 2009, three years from the closing date

•	the notes are convertible at the investors’ option into either:
•	our common stock, $0.001 per share par value or

•	the common stock of our significant subsidiary, Qiao Xing Mobile Communications Co., Ltd. (“QX Mobile”), in the event of an initial public offering of QX Mobile common stock
•	the initial conversion price for our common stock is $8.027 per share (which represents a 15% premium to the five day volume weighted average price (“VWAP”) of our common stock as of the date of execution of the term sheet for this transaction), subject to adjustment as provided in the notes

•	the investors cannot convert the notes to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to the conversion without prior written notice to us

•	the conversion price for our common stock is subject to reset if the average of the daily VWAP of our common stock for the five trading days ending on each two-month anniversary of the closing until maturity (each a “Reset Date”) is less than $6.98 (or such lower reset price as previously adjusted pursuant hereto). In that event, the conversion price is reset to a price equal to 90% of the VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $5.15 per share.

•	the conversion price for QX Mobile common stock is the amount equal to (a) 7 times year 2005 net profit for QX Mobile, divided by (b) the total number of shares of QX Mobile common stock outstanding on a fully-diluted basis as of December 31, 2005

•	the notes are unsecured and are guaranteed by QX Mobile

•	the investors can require us to redeem the notes after two years in an amount equal to the sum of (a) the outstanding principal of the notes, (b) the accrued and unpaid interest thereon, and (c) 6% on the sum of (a) and (b)

•	we have the right, subject to certain terms and conditions, to deliver shares of our common stock in lieu of cash on the put date or at maturity, and the number of shares would be determined by dividing the face amount and accrued interest by the average closing price of our common stock for the 10 days prior to redemption, and then multiplying that amount by 0.975

•	we may be required to prepay the notes if certain transactions or events of default occur at the greater of:
•	the conversion amount to be redeemed multiplied by a redemption premium of 125%, or

•	the product of the conversion rate at the time of default and the closing bid price on the date immediately preceding such event of default
•	we are required by the terms of the April ’06 Registration Rights Agreement entered into concurrently with the April ’06 Agreement to file after the closing date with the Securities and Exchange Commission a registration statement to register the common stock issuable upon conversion of the notes and exercise of the warrants to permit the investors to resell such common stock to the public

•	under the terms of the April ’06 Agreement, we are subject to certain cash penalties if we are unable to deliver to the investors the common stock receivable upon conversion of the notes and exercise of the warrants in a timely manner
     The material terms and conditions of the common stock purchase warrants are summarized as follows:
•	each warrant is exercisable to purchase one share of our common stock

•	the initial exercise price of each warrant is $8.027 per share, subject to adjustment as provided in the warrant

•	the warrants are exercisable for a period of five (5) years from their date of issuance on June 13, 2006

•	the warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the warrants is not available for the resale of the shares upon exercise of the warrants

•	the warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to such exercise

•	the warrants require an automatic repricing of the exercise price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

     On May 2, 2007, the two accredited investors exchanged all of their US$40,000,000 of our senior convertible notes for 7,800,000 ordinary shares of QX Mobile which were owned by us. Subsequent to the exchange and after giving effect to the completion of the initial public offering of 12,500,000 ordinary shares of QX Mobile by QX Mobile on May 8, 2007, we still own 61.3% of the ordinary shares of QX Mobile as of the date hereof.
Sale of $26,000,000 Senior Convertible Notes
Background
     On October 31, 2006, we entered into and closed a Securities Purchase Agreement (the “October ’06 Agreement”) with the same two accredited investors pursuant to which we issued and the investors purchased $26,000,000 of our 4.5% senior convertible notes, as well as 363,637 common stock purchase warrants. In addition, our placement agent received 181,818 common stock purchase warrants with identical terms to those issued to the investors.
The Transaction
     The following summarizes the material terms of the transaction and is qualified in its entirety by the October ’06 Agreement and the exhibits thereto.
     The material terms and conditions of the senior convertible notes are summarized as follows:
•	the interest rate on the notes is 4.5% per annum, payable in cash in arrears on a calendar semi-annual basis beginning December 31, 2006

•	the date of maturity of the notes is April 30, 2009

•	the notes are convertible at the investors’ option into our common stock, $0.001 per share par value

•	the initial conversion price for our common stock is $14.30 per share (which represents a 10% premium to the five day volume weighted average price (“VWAP”) of our common stock as of the date of execution of the term sheet for this transaction), subject to adjustment as provided in the notes

•	the investors cannot convert the notes to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to the conversion

•	the conversion price for our common stock is subject to reset if the average of the daily VWAP of our common stock for the five trading days ending on each six-month anniversary of the closing until maturity (each a “Reset Date”) is less than $13.00. In that event, the conversion price is reset to a price equal to 100% of the VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $7.80 per share.

•	the notes require an automatic repricing of the conversion price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the conversion price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

•	the notes are unsecured

•	the investors can require us to redeem the notes after one year in an amount equal to the sum of (a) the outstanding principal of the notes, (b) the accrued and unpaid interest thereon, and (c) 3% on the sum of (a) and (b)

•	we may be required to prepay the notes if certain transactions or events of default occur at the greater of:
•	the conversion amount to be redeemed multiplied by a redemption premium of 125%, or

•	the product of the conversion rate at the time of default and the closing bid price on the date immediately preceding such event of default
•	we are required by the terms of the October ’06 Registration Rights Agreement entered into concurrently with the October ’06 Agreement to file after the closing date with the Securities and Exchange Commission a registration statement to register the common stock issuable upon conversion of the notes and exercise of the warrants to permit the investors to resell such common stock to the public

•	under the terms of the October ’06 Agreement, we are subject to certain cash penalties if we are unable to deliver to the investors the common stock receivable upon conversion of the notes and exercise of the warrants in a timely manner
     The material terms and conditions of the common stock purchase warrants are summarized as follows:
•	each warrant is exercisable to purchase one share of our common stock

•	the initial exercise price of each warrant is $14.30 per share, subject to adjustment as provided in the warrant

•	the warrants are exercisable for a period of five (5) years from their date of issuance of October 31, 2006

•	the warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the warrants is not available for the resale of the shares upon exercise of the warrants

•	the warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to such exercise

•	the warrants require an automatic repricing of the exercise price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)
Recent Development — Initial Public Offering of QX Mobile Shares And Non-Competition Arrangement
     QX Mobile conducted an initial public offering of 12,500,000 of its ordinary shares (the “QXM IPO”). The initial offering price of the QX Mobile Shares was US$12.00 per share and the shares are listed for trading on the New York Stock Exchange under the symbol “QXM” on May 2, 2007.
     In connection with the QXM IPO, we have entered into a non-competition agreement with QX Mobile, HZQXCI and Mr. Rui Lin Wu, which became effective upon the completion of the QXM IPO and will remain valid until we or Mr. Rui Lin Wu or any family member of Mr. Rui Lin Wu does not directly or indirectly own any QX Mobile shares, or until termination of such agreement through the written consent of the parties. The agreement provides that we, HZQXCI and Mr. Rui Lin Wu will not, and will procure their subsidiaries and Mr. Wu’s family members to not, solely or jointly, or through any person, company, enterprise or unit other than QX Mobile and its subsidiaries, develop, carry on, participate in, engage in, or be involved in any business or activities that result in or may result in direct or indirect competition with QX Mobile’s business, including but not limited to:
(i)	making investments in businesses that result in or may result in direct or indirect competition with QX Mobile’s business;

(ii)	soliciting any business, for itself or for other persons, from any person that has business relationships with QX Mobile;

(iii)	soliciting the employment of, or hiring, any officer, directors or employee of QX Mobile; and

(iv)	interfering with QX Mobile’s business or encouraging other persons to interfere with QX Mobile’s business.
     This arrangement also prohibits us and Mr. Rui Lin Wu from using knowledge of QX Mobile’s business and strategy to QX Mobile’s detriment and provide QX Mobile with the right of first refusal over new business opportunities that come to the attention of us, HZQXCI or Mr. Rui Lin Wu and his family members, which are reasonably likely to result in direct or indirect competition with QX Mobile’s business or are reasonably associated with QX Mobile’s business. This non-competition arrangement does not affect HZQXCI’s ability to conduct its current business, which includes the manufacture and sale of COSUN-branded economy mobile handsets for the PRC market.
B. BUSINESS OVERVIEW.
     Through the fiscal year ended December 31, 2002, we were principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily in house corded and cordless telephone sets under the trademark of “Qiao Xing”. According to the National Statistic Bureau of the China Technology Progress Information Centre, we were the largest in house telephone manufacturer by number of sales units in the PRC in 1999. For 2000, 2001 and 2002, we ranked as the second largest in house telephone manufacturer in the PRC by number of sales units. We believe that we are a leading player in the in-house telephone market.
     In May and June 2002, our then-wholly owned subsidiary QX Mobile entered into two sale and purchase agreements for acquisition of an aggregate equity interest of 65% in CECT for an aggregate consideration of Rmb 312,750,000 (the “Acquisitions”). CECT is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China. In February 2003, the Acquisitions were approved by all the appropriate governmental authorities, including the Ministry of Information Industry, the State Development Planning Commission, the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce. The process of obtaining new business licenses was finally completed and a new business license for the new entity was granted.
     Pursuant to one agreement dated May 23, 2002, QX Mobile acquired a 25% equity interest in CECT from Tianjin Taida Company Limited (Tianjin) for cash consideration of Rmb 108,750,000.
     Pursuant to a second agreement dated May 23, 2002 and a supplementary agreement dated May 23, 2002, QX Mobile acquired a 40% equity interest in CECT from China Electronics Corporation (CEC) and other group companies of CEC for cash consideration of Rmb 204,000,000.
     In August 2004, we announced that our subsidiary HZQXCI was purchasing a 25% equity interest in CECT from CEC. As of June 2005, the acquisition had been approved by Beijing Commercial Bureau of PRC. Subsequently, HZQXCI assigned and transferred to QX Mobile the 25% shareholding in CECT and the transfer was approved by Beijing Commercial Bureau in September 2005.
     In July 2006, QX Mobile further increased its ownership stake in CECT to 93.4% through a cash capital injection into CECT in which the other CECT shareholder did not participate.

     Qiao Xing Group Limited acquired the remaining 6.6% equity interest in CECT in December 2006 from the last of the original CECT shareholders.
     In May 2007, QX Mobile reached an agreement with CECT and Qiao Xing Group Limited to increase the paid-up capital of CECT by US$50 million. According to the terms of the agreement, the US$50 million will be contributed in full by QX Mobile and will be used to fund the expansion of CECT in China. The capital injection was completed in June 2007 and QX Mobile’s equity interest in CECT increased from 93.41% to 96.55%, and the equity interest held by Qiao Xing Group Limited was reduced from 6.59% to 3.45%.
     On August 20, 2002, QX Mobile entered into a subscription agreement for its sale of 200,000 shares representing 20% of the total outstanding equity of QX Mobile to Galbo Enterprises Limited, a non-affiliated BVI corporation (“Galbo”), for Rmb 67,000,000. The subscription price was fully paid before December 31, 2002. The subscription price was applied by QX Mobile toward the acquisition of its 65% interest in CECT. Upon completion of the subscription, our controlling interest in QX Mobile was reduced to 80%.
     By a stock purchase agreement dated as of September 30, 2006 between us and Galbo, we repurchased the foregoing 200,000 shares of QX Mobile from Galbo for a total purchase price of Rmb 340,685,800 (US$43,654,720), which represented 20% of seven times the net income of QX Mobile for the fiscal year ended December 31, 2005. The purchase price was paid as follows:
(i) Rmb 170,342,900 (US$21,827,360) was paid in cash; and
(ii) an aggregate of 1,562,348 newly issued restricted shares of our common stock were issued, based on a per share price of US$13.794, equal to the volume weighted average price of our common stock for the seven trading days prior to September 30, 2006.
Upon completion of this transaction in November 2006, our controlling interest in QX Mobile was restored to 100%.
     Our two major operating subsidiaries include CECT and HZQXCI. Through our HZQXCI subsidiary, we conduct the business of the research and development and distribution of mobile phones and the design and distribution of fixed line telephones, wireless telephones and fax machines. CECT manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies.
     We classify our products into two core business segments, namely mobile phones and indoor phones. In view of the fact that we operate principally in Mainland China, no geographical segment information is presented. Sales in the PRC market accounted for approximately 97% and 97% of our total revenues for the fiscal years ended December 31, 2005 and 2006, respectively.

	2004	2005
	(Restated)	(Restated)	2006
Net sales:	Rmb’000	Rmb’000	Rmb’000
Mobile phones	1,525,287	2,380,531	2,985,431
Indoor phones	195,102	254,653	235,780

	1,720,389	2,635,184	3,221,211

QX Mobile and Its Subsidiary CECT’s Business Overview
     QX Mobile is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. It manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name.
     QX Mobile develops, produces, and markets a wide range of mobile handsets, with increasing focus on higher-end and differentiated products that generally generate higher profit margins. QX Mobile sold approximately 1.73 million and 2.26 million handset products in 2005 and 2006, respectively. The average selling price of its handsets was Rmb 1,012 in 2005 and Rmb 1,094 (US$140) in 2006.
     QX Mobile’s in-house handset development teams are based in its two research and development centers in Beijing and Huizhou. The Beijing research center focuses on developing higher-end and differentiated products, while the Huizhou research center concentrates on developing handsets targeted at the mid-range and economy markets based on existing technologies. QX Mobile’s in-house research and development teams developed a number of handset designs and certain technologies used in producing its handsets, such as mobile phone application software, user-friendly product interfaces and printed circuit board designs, including baseband designs and radio frequency circuit designs, that contribute to its ability to produce differentiated handsets. QX Mobile also sources certain software and hardware designs used in producing its handsets from third-party designers to complement its in-house development capabilities.
     QX Mobile currently has one manufacturing facility in Huizhou, Guangdong Province, China. This facility is equipped with three Surface Mount Technology, or SMT, lines and seven assembly and testing lines. QX Mobile historically outsourced and continues to outsource the manufacturing of a substantial portion of its products to electronics manufacturing service providers, or EMS providers. QX Mobile produced approximately 0.52 million units in its Huizhou facility in 2005 and 0.61 million units in 2006. It outsourced approximately 1.22 million and 1.60 million units through EMS providers in the same periods. It is constructing a new manufacturing facility in Huizhou, which will significantly increase its current production capacity and will be equipped with five SMT lines and 20 assembly and testing lines. This new facility will also enable QX Mobile to produce molds, cast components and other handset products and reduce its reliance on third-party suppliers. QX Mobile had invested approximately Rmb 191.6 million (US$24.6 million) as of December 31, 2006 and plans to invest approximately an additional Rmb 155.0 million (US$19.9 million) in this facility, which is expected to commence operations in the second half of 2007.
     Substantially all of QX Mobile’s products are sold in China. It sells its products primarily to its national and provincial distributors that resell its products to end customers through their own distribution networks, which are typically composed of local distributors and retail outlets. QX Mobile’s distribution network currently includes seven national distributors, 76 provincial distributors and two direct-sales distributors. These distributors sell QX Mobile’s products to approximately 300 local distributors, over 4,000 retail outlets and directly to end users in China. In addition, certain of QX Mobile’s distributors and other third parties provide repairs and other after-sales services to QX Mobile’s customers through over 200 after-sales service centers located throughout China.

HZQXCI’s Business Operations and Product Range
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
     HZQXCI started its business in 2003 and it currently specializes in:
(i)	the design and manufacture through sub-contractors of COSUN-branded GSM mobile phones for its own account;

(ii)	the development and marketing of wired and wireless telephones (indoor phones), including telephones with special functions; and

(iii)	the development and sale of internet-related products and other consumer electronics products.
     HZQXCI launched the sale of the wuxiangtong and short message telephones in 2003. The wuxiangtong and short message telephones are special telephones with much higher margins than ordinary wire and wireless telephones. HZQXCI has also developed and launched such wuxiangtong telephones that run on the CDMA network.
     During 2003, HZQXCI launched the new Little Smart phone, referred to in Chinese as “XiaoLingTong.” It is a China Personal Handyphone System (PHS) service that supplements and extends China Telecom’s and China Netcom’s fixed line network service in China. With Little Smart phones, users can communicate freely within the areas covered by fixed line networks via wireless connectivity. Because China Netcom and China Telecom subscribers could enjoy XiaoLingTong services for the cost of a fixed line call, it was a much welcomed communication service for the average income group within the cities and suburban areas of China. The functionalities of Little Smart phones have been significantly enhanced due to technological innovations.
     In November 2004, HZQXCI launched its new generation of VOIP phones (voice over internet protocol phones) in partnership with SOYO Group, Inc. (OTCBB: SOYO). Juniper Research has forecasted the global VOIP markets to exceed US$32 billion by 2009. HZQXCI believes that the China market for VOIP phones should follow this trend of significant growth.
     In May 2005, HZQXCI developed CDMA Cityphone handsets for supply to China Telecom Shenzhen Branch. Like the PHS phone, the CDMA Wireless Cityphone is a mobile wireless communication terminal product based on the landline network mainly operated by China Telecom and China Netcom in China. However, it uses the more advanced CDMA technology instead of the PHS technology. The advantages of CDMA technology include better communication qualities and ease in transition to 3G. Based on the one-way charge system, the airtime charge for using Cityphone is the same as that for the indoor telephone. In Shenzhen alone, it is estimated that there will be two million users.
     In 2006 and the first five months of 2007, HZQXCI developed and launched a number of higher-end wired or wireless phones and internet-related products, including:
(i)	Little Smart phones with removable cards;

(ii)	ADSL2. Compared to the first generation of ADSL, its upstream channel rate and downstream channel rate are much faster; and

(iii)	Home Gateway (residential gateway). The Home Gateway is a device that acts as a hub between the home environment and the broadband network. Under the control of the service provider, it simplifies the user experience when utilizing broadband services.
     As of December 31, 2006, HZQXCI developed and sold more than 373 corded models and 46 cordless models, 12 models of fax machines, 56 models of wireless fixed phones, 15 models of ADSL, five models of Little Smart phones and four models of VOIP phones. The mobile phone division of HZQXCI has introduced 37 models of COSUN-branded GSM mobile phones which range from lower-end to middle-end and high-end.
     Since the second half of 2004, HZQXCI launched the COSUN-branded GSM mobile handset and has continued its transformation from a sub-contractor of CECT to a designer and distributor of its own brand of mobile handsets. In June 2006, HZQXCI received a license from the National Development and Reform Commission (NDRC) to manufacture GSM mobile phones.
     In the first five months of 2007, HZQXCI has launched over 10 models of COSUN-branded mobile phones, including the Q8988, a dual call-waiting model with dual PRC SIM card capability, and the S188, a low-end model with a retail price below Rmb 500.
     In the first half of 2005, HZQXCI developed a specialized cash register which can be used by tax authorities for monitoring reporting compliance and has been granted access permit by government authorities in order to permit the sale of the product. HZQXCI intends to seek other projects in the consumer electronics area.

Production Management
     HZQXCI currently designs indoor telephones, internet-related products and GSM mobile phones. Its indoor telephones and internet-related products are manufactured by unaffiliated third parties, while its mobile phones are subcontracted to CECT and other third parties.
Quality Assurance System
     HZQXCI places significant emphasis on preventive measures in the quality control process and employ quality control procedures at every critical manufacturing stage, with the aim of identifying, analyzing and solving problems at the earliest possible stage of the production process. Its subcontractors are equipped with the necessary testing facilities to handle the quality control tests and provide in-house training for their quality control staff.
     Quality control tests on the production process include:
•	sampling test method is used to inspect all incoming materials on a sample basis;

•	at each stage of production process, quality control inspectors monitor the production flow and check the quality of the products; and

•	finished products are checked by quality control staff on a sample basis.
     HZQXCI has not received any material claims for defective products from customers for the three years ended December 31, 2006. It recently purchased additional testing equipment and recruited a key assurance executive for its mobile phone division to enhance its quality assurance.
Sales and Marketing
HZQXCI’s Indoor Telephone Division
     HZQXCI currently has maintained 31 provincial agents who serve its local distributors in different provinces in the PRC. There is at least one representative assigned to each agent to make frequent visits in order to understand the business operation and assist management. These agents distribute HZQXCI’s telecommunication products to a network of over 4,000 retail outlets. The purchase orders for telephones from these retail outlets are collected by the 31 provincial agents, who would then place consolidated purchase orders with HZQXCI on their own accounts. The provincial agents are each responsible for the credit risk and settlement of their own customers. HZQXCI gives a settlement period of 30 days to 270 days to the distributors. The long credit period granted is comparable to the common business practice for household telephones.
     HZQXCI has established long-term strategic partnership relationships with many of China’s telecommunications operators, including China Telecom, China Netcom, China Railcom, China Mobile and China Unicom. By participating in public bids invited by these operators at provincial and municipal levels, HZQXCI directly supplies them (direct sale) with conventional indoor phones and high-end products of a value-added nature such as wireless fixed phones, CDMA Cityphones, CDMA inter-village phones, Little Smarts, ADSL, Residential Gateways, and VOIP phones. HZQXCI has become a major supplier to these operators to provide them with numerous categories of value added service products across China. HZQXCI has now established representative offices in Beijing and other 30 provinces as liaisons with the headquarters and branch companies of the five largest telecommunications operators. HZQXCI is the dominant supplier for more than 20 provinces in China. Its direct sales are now becoming more important as compared with its conventional distributor sales.

     HZQXCI has established strategic relationships with leading telecommunications operators and distributors of telecommunications terminal products in North America, Latin America, Southeast Asia, South Asia, Europe, the Middle East and Russia. These include Telefonica, the world’s no. 3 telecommunications operator, Binatone, the British leader in this field, and Unisonic, a major supplier to Bell South.
     HZQXCI periodically holds distributor fairs in order to attract and select potential distributors for its products at home and abroad.
     HZQXCI’s sales and marketing strategy focuses on satisfying customers with high quality product, consistent timely delivery, competitive product pricing and efficient after-sales service. HZQXCI’s staff communicates regularly with the regional distributors and their customers to obtain market information and to ascertain their needs. HZQXCI also conducts regular reviews to analyze customers’ potential demands and to plan for new products.
     Our management believes that the provision of efficient after-sale service is an important factor in influencing consumers’ choices. HZQXCI offers a one-year warranty on its telephones. During the warranty period, all repair and maintenance services are provided free of charge. After the warranty period, customers assume the cost of repair and the components used. HZQXCI has selected some of its distributors as after-sale service centers across China. HZQXCI experiences no significant warranty expenses due to low labor costs in China.
     HZQXCI advertises through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets. In addition, the “Qiao Xing” and “COSUN” brand names are also promoted through sponsorship of sports events.
     Since 2003, HZQXCI shifted its focus to selling short message phones, wireless fixed phones, CDMA Cityphones, PHS Little Smart Phones, ADSL and VOIP phones, which generate much higher margins than ordinary telephones. In addition to the established distribution network, HZQXCI sells its products to China Telecom, China Netcom and mobile network operators or their subcontractors to promote its new products jointly. Backed up by all levels of government, these operators have dominant influence over consumers, which is very favorable for HZQXCI to introduce new products into the market and capture market share swiftly.
HZQXCI’s Mobile Phone Division
     For sales of its COSUN-branded mobile phone handsets, HZQXCI now has 100 agents at the provincial level and municipal level in 31 provinces in China and 184 after-sales service centers. Those 100 agents distribute mobile phones to 258 local distributors and 2,500 retail stores.
     As the market potential in tier 3 and 4 cities and towns in China has been growing significantly, HZQXCI has adjusted its distribution strategy to directly sell its products not only to agents at the provincial level, but also to some agents at the municipal level in some provinces. Those municipal agents are better able than the provincial agents to extend their distribution networks more deeply into tier 3 and tier 4 markets.
     HZQXCI has commenced the export of its mobile phones to overseas markets by setting up business relationships with some overseas telecommunications operators.

     HZQXCI is also actively participating in bids held by China Mobile and China Unicom in order to directly sell a large volume of mobile phones to them.
     HZQXCI is also exploring other emerging distribution channels, such as TV direct sales and other e-commerce methods.
     HZQXCI believes that after-sales service, as well as quality and competitive price, are the three most important competitive factors. In that regard, HZQXCI has an after-sales repair workshop at its headquarters with more than 90 workers in order to guarantee timely and complete after-sales service. In the past, its after-sales service was conducted primarily by some of its distributors. Currently, HZQXCI has also selected many third parties rather than its distributors to serve as its after-sales centers to specialize in offering repair services.
     HZQXCI conducts at least two agents fairs each year to promote its products on a larger scale, both of which occur one month prior to the two Golden Week holidays.
     The COSUN brand name has improved much among mobile phone consumers as a result of a series of promotional activities and advertisements conducted in 2006 and 2007. HZQXCI intends to set up 2,000 image stores for its COSUN-branded mobile phones in cooperation with its agents and distributors.
     For HZQXCI, the seasonality is not obvious in past years. However, we believe, for HZQXCI’s mobile phone sector, the similar seasonality feature will be seen in the future years as it expands its COSUN-branded mobile phone business.
     HZQXCI spent approximately Rmb 11,800,000 and Rmb 13,886,000 (US$1,779,000) in 2005 and 2006, respectively, for advertising on a consolidated basis.
Materials and Components
     HZQXCI holds annual suppliers’ meetings at which more than 100 mobile phone components suppliers bid for supplying materials and components for its GSM phones. HZQXCI’s management believes it is a good way to select better suppliers and would contribute to the reduction of its manufacturing cost in the future.
     HZQXCI also seeks out local suppliers who can supply chipset bundled with software platforms needed for further research and development, as well as application software at more competitive prices than foreign suppliers.
Research and Development
     We have 15 years of experience in research and development of telecommunications terminal products.
     As the founder of the Guangdong Communication Engineering and Technology Center, HZQXCI has access to proven capabilities and can develop and design all types of telephones, video and audio products that meet international advanced standards. Its research and development division also performs work for third party clients.
     HZQXCI’s research and development (“R&D”) and engineering, technical and design functions are performed in the PRC through its own R&D, engineering, technical and design divisions and through appointed external technology development experts. As of December 31, 2006, HZQXCI employed 88 staff in its R&D division, who work closely with its sales and marketing executives to gauge the market demand in developing new products and new models of existing products.

     HZQXCI has strategic relations with other renowned independent R&D firms such as Techfaith, Simcon and Loncheer.
     HZQXCI and its external R&D firms are also developing G+C mobile phones (mobile phones that can run on both GSM and CDMA networks), G+P mobile phones (mobile phones that can run on both GSM and land line networks) and 3G mobile phones. HZQXCI is prepared to launch some 3G terminal products once the licenses are granted to certain telecommunications operators.
     HZQXCI’s R&D division is also developing additional indoor phones and mobile phones designed to be well suited for the overseas markets.
     HZQXCI’s R&D division is participating in standard-making sessions organized by telecommunications operators for new terminal products pertaining to new telecommunications services to be launched, which it expects will enhance its competitive position in the bidding process.
     The R&D, engineering, technical and design divisions are currently monitoring more than 393 particular models of corded telephones, 49 particular models of cordless telephones, 48 models of GSM cellular telephones, 67 models of wireless fixed phones (wuxiangtong), six models of PHS Little Smart phones, seven models of VOIP phones, 19 ADSL products, two models of its specialized cash registers and three models of Cityphone.
     We spent Rmb 30.7 million (US$3.9 million), Rmb 20.7 million and Rmb 18.4 million in 2006, 2005 and 2004 respectively on research and development activities on a consolidated basis.
Competition
     The market for telecommunications terminal products generally and corded and cordless indoor telephones, as well as facsimile machines, ADSL products and residential gateway products, in particular in the PRC is intensely competitive. We believe that the principal competitive factors are:
•	functions and designs;

•	performance/cost ratio;

•	brand name recognition;

•	distribution capability;

•	after-sale service;

•	short lead time in product development;

•	product quality; and

•	capability of mass production.
     For indoor phones and internet-related products, HZQXCI considers that its products do not compete directly with imported products with similar features, which are sold in the higher price range. HZQXCI currently competes directly with domestic manufacturers in the PRC, namely TCL, Desai, BBK and CHNO in Guangdong, which include the second and third sellers of indoor telephones in the PRC, according to the statistical report released by the Trade and Foreign Economy Statistics Division of National Statistic Bureau. However, TCL and Desai are now diversifying into home electric appliance manufacture, including televisions, air conditioners, computers, DVD sets and Hi-Fi systems, which will likely divert some of their resources from the telephone manufacturing business. For BBK and CHNO, HZQXCI’s competitive advantages include its powerful R&D capacity and brand name recognition and its better relationship with various telecommunications operations.

     For mobile phones, HZQXCI’s competitors include GIONEE and Tian Yu. HZQXCI believes that its competitive advantages include its greater experience in the telecommunications terminal area, its more extensive distribution network, its powerful in-house and external R&D capacity, and its greater brand name recognition.
     In 2002, HZQXCI’s telephones were granted the label of “Chinese Renowned Brand Name Product” by the China Promotion Commission for Top Product Strategy. We believe that this recognition has created a favorable marketing environment for HZQXCI.

C. ORGANIZATIONAL STRUCTURE AS OF JULY 16, 2007.

D. PROPERTY, PLANTS AND EQUIPMENT.
     Our principal executive offices are located at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, PRC. Our production facilities consist of 3,700 square meters and are located in Qiao Xing Science Industrial Park in Huizhou City, Guangdong, PRC. The manufacturing facilities are located on property we lease from third parties. The current property is adequate and suitable for our current needs. We have purchased a new property for our future manufacturing facility expansion.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi (“Rmb”). Translation of amounts for 2006 from Renminbi into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb 7.8041 on December 29, 2006.
RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS
     The information contained in this MD&A has been adjusted to reflect the restatement of our previously issued financial statements and other financial information, as more fully described below, at the beginning of this Form 20-F and in Note 2 to our audited consolidated financial statements for the year ended December 31, 2006.
     Qiao Xing Mobile Communication Co., Ltd. (QXMC), a consolidated subsidiary of the Company, has recently become a U.S. listed company through an initial public offering, or IPO. In connection with the audits of QXMC’s consolidated financial statements, certain misstatements for the years 2005, 2004 and 2003 were identified that were not initially detected through the Company’s internal control over financial reporting.
     As a result, management has decided to restate the Company’s consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 for the items discussed below. These items resulted in adjustments that reduced net income by Rmb 3,798,000 in 2005, Rmb 21,458,000 in 2004, and Rmb 16,287,000 in 2003.
     (i) In QXMC’s acquisition of its initial 65% interest in CECT in February 2003 and QXMC’s acquisition of an additional 25% in CECT in July 2005, certain assumptions and certain valuation methods to process data provided by management were used by the valuation specialist engaged by the Company in determining the fair value adjustments assigned to the assets acquired and liabilities assumed. Management has reassessed the assumptions and the valuation methods used by the valuation specialist, and, as a result of this reassessment, the Company has restated its prior years’ consolidated financial statements to reflect adjustments that have been made to the fair value of acquired assets (including equity investments and intangible assets) and the recognition of deferred tax assets and liabilities as of the date of the acquisitions and thereafter. A summary of the restatements as they impact the statement of operations is as follows:

	Over (Understatement)
	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000
In-process research and development	(13,437)	—	—
Amortization of acquired intangible assets	(3,936)	(836)	(1,721)
Impairment of acquired intangible assets	—	—	3,852

	Over (Understatement)
	2003	2004	2005
	Rmb'000	Rmb'000	Rmb'000
Gain on disposal of equity investee	—	30,068	—
Gain on disposal of other equity investments	—	—	5,035
Impairment of investment at cost	—	—	(7,348)
Provision for income tax	(5,862)	3,007	2,327
Minority interests	6,948	5,618	2,842
Extraordinary gain on acquisition of minority interests	—	—	(2,106)
Net income	16,287	22,279	2,977

     (ii) As a result of an incorrect application of the provisions of EITF No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” to transactions in which a subsidiary of the Company collected and remitted monies on behalf of certain suppliers and their clients without acting as a principal or assuming the primary obligation in the relationship, the sales revenue and cost of goods sold during the years ended December 31, 2003, 2004 and 2005 were both overstated by equal amounts of Rmb 59.5 million, Rmb 263.1 million and Rmb 239.2 million, respectively. The overstatement, however, does not affect previously reported gross profit, income from operations or net income and has no impact on cash flows or the consolidated balance sheets of previously issued financial statements. A summary of the restatements as they impact the statement of operations is as follows:

	Over (Understatement)
	2003	2004	2005
	Rmb'000	Rmb'000	Rmb'000
Net sales	59,522	263,121	239,152
Cost of goods sold	59,522	263,121	239,152
     (iii) Due to the incorrect recognition of losses in excess of the Group’s original guaranteed return on its equity investment in a 49%-owned entity that the Group accounts for using the equity method, the equity in earnings of equity investees and the net income for the year ended December 31, 2004 were understated by Rmb 1,579,000 and Rmb 821,000, respectively. For the year ended December 31, 2005, the error resulted in an overstatement of the gain on disposal of equity investment by Rmb 1,579,000 and an overstatement of net income by Rmb 821,000. The impact of the error on the consolidated balance sheet as of December 31, 2004 was an understatement of total assets by Rmb 1,579,000, an overstatement of minority interests by Rmb 758,000 and an understatement of net assets by Rmb 821,000. The error has no impact on cash flows and the consolidated balance sheet as of December 31, 2005. A summary of the restatements as they impact the statement of operations is as follows:

	Over (Understatement)
	2003	2004	2005
	Rmb'000	Rmb'000	Rmb'000
Gain on disposal of equity investee	—	—	1,579
Equity in earnings of equity investee	—	(1,579)	—
Net income	—	(821)	821

     Summaries of the effects of the restatements on the Company’s consolidated balance sheet as of December 31, 2003, 2004 and 2005, and on the Company’s consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 are presented below. Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.
     Consolidated Balance Sheet as of December 31, 2005

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustment	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Total current assets	2,155,818	—	4,061	2,159,879
Investments at cost	7,634	169	—	7,803
Goodwill	72,088	(51,374)	—	20,714
Other acquired intangible assets, net	48,227	4,712	—	52,939
Other non-current assets	297,273	—	(4,061)	293,212

Total assets	2,581,040	(46,493)	—	2,534,547

Total liabilities	1,310,999	5,419	—	1,316,418
Minority interests	231,201	(10,369)	—	220,832
Total shareholders’ equity	1,038,840	(41,543)	—	997,297

Total liabilities, minority interests and shareholders’ equity	2,581,040	(46,493)	—	2,534,547

     Consolidated Statement of Operations for the year ended December 31, 2005

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Net sales	2,874,336	(239,152)	—	2,635,184
Cost of goods sold	(2,385,287)	239,152	(10,663)	(2,156,798)

Gross profit	489,049	—	(10,663)	478,386
Operating expenses	(125,435)	2,131	10,663	(112,641)

Income from operations	363,614	2,131	—	365,745
Other income and expenses	(19,720)	(13,962)	—	(33,682)

Income before income tax	343,894	(11,831)	—	332,063
Provision for income tax	(27,813)	2,327		(25,486)

Income before minority interests	316,081	(9,504)	—	306,577
Minority interests	(102,870)	3,600	—	(99,270)

Net income before extraordinary gain	213,211	(5,904)		207,307
Extraordinary gain on acquisition of minority interests net of nil tax	35,486	2,106		37,592

Net income	248,697	(3,798)	—	244,899

     Consolidated Balance Sheet as of December 31, 2004

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Total current assets	1,563,091	—	3,090	1,566,181
Investment at equity	3,321	(3,321)	—	—
Investments at cost	22,599	17,452	—	40,051
Goodwill	72,088	(51,374)	—	20,714
Other acquired intangible assets, net	62,238	2,581	—	64,819
Other non-current assets	353,373	—	(3,090)	350,283

Total assets	2,076,710	(34,662)	—	2,042,048

Total liabilities	1,147,356	10,337	—	1,157,693
Minority interests	250,137	(7,254)	—	242,883
Total shareholders’ equity	679,217	(37,745)	—	641,472

Total liabilities, minority interests and shareholders’ equity	2,076,710	(34,662)	—	2,042,048

      Consolidated Statement of Operations for the year ended December 31, 2004

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Net sales	2,019,081	(263,121)	(35,571)	1,720,389
Cost of goods sold	(1,795,482)	263,121	35,184	(1,497,177)

Gross profit	223,599	—	(387)	223,212
Operating expenses	(149,428)	(836)	387	(149,877)

Income from operations	74,171	(836)	—	73,335
Other income and expenses	16,494	(30,068)	—	(13,574)

Income before income tax	90,665	(30,904)	—	59,761
Provision for income tax	(10,404)	3,007		(7,397)

Income before minority interests	80,261	(27,897)	—	52,364
Minority interests	(56,763)	4,860	—	(51,903)
Equity in earnings of equity investees	(624)	1,579	—	955

Net income	22,874	(21,458)	—	1,416

      Consolidated Balance Sheet as of December 31, 2003

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Total current assets	1,043,531	138	4,126	1,047,795
Investment at equity	37,214	37,586	—	74,800
Investments at cost	14,965	5,035	—	20,000
Goodwill	72,088	(51,374)	—	20,714
Other acquired intangible assets, net	73,282	3,417	—	76,699
Other non-current assets	287,422	—	(4,126)	283,296

Total assets	1,528,502	(5,198)	—	1,523,304

Total liabilities	757,707	13,482	—	771,189
Minority interests	193,374	(2,393)	—	190,981
Total shareholders’ equity	577,421	(16,287)	—	561,134

Total liabilities, minority interests and shareholders’ equity	1,528,502	(5,198)	—	1,523,304

      Consolidated Statement of Operations for the year ended December 31, 2003

	As	Effects of	Effects of
	originally	restatement	reclassification
	reported	adjustments	adjustments	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Net sales	1,843,282	(59,522)		1,783,760
Cost of goods sold	(1,598,615)	59,522	(4,703)	(1,543,796)

Gross profit	244,667	—	(4,703)	239,964
Operating expenses	(209,599)	(17,373)	2,740	(224,232)

Income from operations	35,068	(17,373)	(1,963)	15,732
Other income and expenses	(13,852)	—	1,963	(11,889)

Income before income tax	21,216	(17,373)	—	3,843
Provision for income tax	—	(5,862)	—	(5,862)

Income before minority interests	21,216	(23,235)	—	(2,019)
Minority interests	(35,748)	6,948	—	(28,800)
Equity in earnings of equity investees	6,802	—	—	6,802

Net loss	(7,730)	(16,287)	—	(24,017)

A. OPERATING RESULTS.
Fiscal 2006 compared to Fiscal 2005
          (i) Net sales
     Analysis of our sales revenue by business segment for fiscal year 2006 and 2005 is as follows:

	Year ended December 31
	2005 (Restated)		2006
	Rmb’000%		Rmb’000%
Mobile telephones	2,380,531	90	2,985,432	93
Indoor telephones	254,653	10	235,780	7

Total	2,635,184	100	3,221,212	100

     Net sales revenue increased by Rmb 586 million from Rmb 2,635 million for fiscal year 2005 to Rmb 3,221 million (US$ 413 million) for fiscal year 2006, representing an increase of 22.2%.
     In 2005, the revenue from the mobile phone business segment was Rmb 2,381 million, while it amounted to Rmb 2,985 million (US$ 382.5 million) in 2006, representing an increase of Rmb 605 million. The increase was mainly attributable to the increase in revenue from the sale of CECT-branded handsets and accessories.
     Revenue from the sale of CECT-branded handsets and accessories increased by 38.1% from Rmb 1,806.1 million in 2005 to Rmb 2,494.0 million ($319.6 million) in 2006, primarily due to increases in unit sales volume and the average selling price of the CECT-branded handsets. Sales volume of CECT-branded handsets increased by 30.7% from approximately 1,730,000 units in 2005 to approximately 2,262,000 units in 2006. The increase in unit sales volume of CECT-branded handsets was primarily driven by the commercial launch of a number of new models, including the A1000 and IP1000, which generated aggregate sales volume of approximately 1,894,000 units in 2006. The average selling price of the CECT-branded handsets increased from Rmb 1,012 per unit in 2005 to Rmb 1,094 ($140) per unit in 2006, primarily reflecting the increased sales volume and percentage of total sales of higher-end and differentiated products that generally have higher unit selling prices.
     Net sales of the COSUN-branded mobile phone handsets for 2006 were Rmb 491 million (US$ 62.9 million), representing a decrease of Rmb 83 million. The decrease was primarily due to (1) the reduction of the range of COSUN-branded higher-end products so as to reduce direct competition with the CECT brand, in accordance with the group-wide product positioning strategy of the Company, and (2) the fact that the license was granted by NDRC 6 months later than we expected, which had impact on our R&D and product launch plan of HZQXCI in 2006.
     Net sales of indoor telephones for 2006 were Rmb 236 million (US$ 30.2 million), representing a decrease of Rmb 19 million.
     As the role played by telecommunication operators in the distribution of indoor telephones becomes more important, the Company has been adjusting its mix of distribution channels to favor telecommunication operators at the expense of traditional distributors. However, it takes time to gain acceptance from telecommunication operators in new regions. Therefore, temporarily in this adjustment process, the gain in sales to telecommunication operators did not adequately make up for the loss of distributor sales.
          (ii) Cost of Goods Sold
Analysis of our cost of goods sold by business segment for fiscal years 2006 and 2005 is as follows:

	Year ended December 31
	2005 (Restated)		2006
	Rmb’000%		Rmb’000%
Mobile telephones	1,941,313	90	2,457,129	93
Indoor telephones	215,485	10	194,263	7

Total	2,156,798	100	2,651,392	100

     Cost of goods sold increased by Rmb 495 million from Rmb 2,157 million for fiscal year 2005 to Rmb 2,651 (US$ 339.7 million) for fiscal year 2006, representing an increase of 22.9%.
     In 2005, the cost of goods sold for the mobile phones business segment was Rmb 1,941 million, while it amounted to Rmb 2,457 million (US$ 314.8 million) in 2006, representing an increase of Rmb 516 million. The increase was mainly attributable to the increase in the cost of goods sold relating to CECT-branded handsets and accessories.
     Cost of goods sold relating to the CECT-branded handsets and accessories increased by 35.1% from Rmb 1,526.4 million in 2005 to Rmb 2,062.2 million ($264.2 million) in 2006, primarily driven by increased unit sales volume of the CECT-branded handset products, which resulted in, among others, a Rmb 315.1 million increase in raw materials and components cost. After-sales service related expenses for the CECT-branded handsets and accessories also increased from Rmb 9.2 million in 2005 to Rmb 14.7 million ($1.9 million) in 2006, mainly reflecting increased sales volume.
     Cost of goods sold relating to the COSUN-branded mobile phone handsets for 2006 were Rmb 395 million (US$50.6 million), representing a decrease of Rmb 20 million. The decrease was the net result of the following two factors, operating in opposite directions: decrease in sales revenue on the one hand, and increase in unit cost as a result of reduced scale on the other hand.
     Cost of goods sold for the indoor telephone business segment for 2006 were Rmb 194 million (US$ 24.9 million), representing a decrease of Rmb 21 million. The decrease in the cost of goods sold primarily reflected the decrease in sales revenue. It was also to a lesser extent attributable to improved cost control particularly in the area of supply-chain management.

          (iii) Gross Profit
     Analysis of our gross profit by business segment for fiscal years 2006 and 2005 is as follows:

	Year ended December 31
	2005 (Restated)		2006
	Rmb’000%		Rmb’000%
Mobile telephones	439,218	92	528,303	92
Indoor telephones	39,168	8	41,517	8

Total	478,386	100	569,820	100

     Gross profit for fiscal year 2006 was Rmb 570 million (US$ 73.0 million), representing an increase of Rmb 91 million from Rmb 478 million in fiscal year 2005.
     In 2005, the gross profit from the mobile phone business segment was Rmb 439 million, while it amounted to Rmb 528 million (US$ 67.7 million) in 2006, representing an increase of Rmb 89 million. The increase was mainly attributable to the increase in gross profit from the sale of CECT-branded handsets and accessories.
     Gross profit from the sale of CECT-branded handsets and accessories increased by 40.6% from Rmb 337.7 million in 2005 to Rmb 475.0 million ($60.9 million) in 2006, primarily due to increased sales volume of the CECT-branded handset products.
     Gross profit for the COSUN-branded mobile phone handsets decreased by Rmb 48 million from Rmb 102 million in fiscal year 2005 to Rmb 53 million (US$ 6.8 million) in fiscal year 2006. The decrease was mainly attributable to the decrease in sales volume and the trend of reducing unit selling prices in the market for lower-end mobile phone handsets among which there is not much differentiation.
     Gross profit for the indoor telephone business segment increased by Rmb 2 million from Rmb 39 million in fiscal year 2005 to Rmb 42 million (US$ 5.4 million) in fiscal year 2006. The increase was the net result of the following two factors, operating in opposite directions: decrease in sales revenue on the one hand, and increase in the gross profit ratio on the other hand. Three major factors contributed to the increase in gross profit ratio: (1) an adjusted product mix with a higher proportion of higher-end and value-added products that generally have higher unit selling prices and command higher gross margins, (2) our improved cost control particularly in the area of supply chain management, and (3) the fact that the direct sales to telecommunication operators took a larger portion.
          (iv) Selling expenses
     Selling expenses increased by Rmb 3.7 million from Rmb 24.7 million for fiscal year 2005 to Rmb 28.4 million (US$ 3.6 million) for fiscal year 2006. The increased expenses were mainly in the following areas:
•	COSUN-branded mobile phone handsets: brand building and maintenance and the expansion of the distribution network subsequent to the receipt of a separate mobile phone handsets manufacturing license from the PRC government in June 2006;

•	Indoor phones: additional sales force and the establishment of provincial offices for a stronger relationship with our telecommunication operator clients.
          (v) General and administrative expenses including stock-based compensation
     General and administrative expenses including stock-based compensation increased by Rmb 70.7 million from Rmb 55.3 million in fiscal year 2005 to Rmb 126.1 million (US$ 16.2 million) in fiscal year 2006.
     General and administrative expenses other than stock-based compensation increased by Rmb 12.8 million from Rmb 54.6 million in fiscal year 2005 to Rmb 67.4 million (US$ 8.6 million) in fiscal year 2006. The increase was mainly in connection with the following:
•	office expenses relating to new offices set up in provinces to serve clients of the indoor phone business segment who are telecommunication operators, and

•	increased number of after-sales service points and workshops for the COSUN-branded mobile phone handsets.
     Stock-based compensation increased by Rmb 58.0 million from Rmb 0.7 million in 2005 to Rmb 58.7 million (US$ 7.5 million) in 2006. The increase was mainly due to the grant of stock options in 2006. In February 2006, pursuant to the Company’s 2005 Stock Plan, 2,000,000 incentive stock options, exercisable during a 10-year period commencing on February 24, 2006, were issued to certain employees and consultants of the Company at an exercise price of US$7.00 per share,. All the options granted were exercised during 2006. In accordance with the requirements of SFAS No. 123-R and EITF 96-18, the fair value of the options, which amounted to approximately Rmb58,707,000 (US$7,523,000) as computed using the Black-Scholes option-pricing model on the grant date, has been recognized as share-based compensation expenses in the year ended December 31, 2006.
          (vi) Research and development
     Research and development expenses increased by Rmb 10.0 million from Rmb 20.7 million for fiscal year 2005 to Rmb 30.7 million (US$ 3.9 million) for fiscal year 2006. The increase related mainly to the increase in research and development effort subsequent to the receipt of a separate mobile phone handset manufacturing license from the PRC government relating to the COSUN-branded mobile phone handsets in June 2006. HZQXCI spent more in research and development following the receipt of the separate license. More than ten models were developed by HZQXCI for commercial launch in 2007.
          (vii) In-process research and development
     There was a write-off of in-process research and development expenses of Rmb 41.7 million (US$ 5.3 million) at the date of acquisition of the remaining 20% minority interest in QX Mobile on November 30, 2006. We did not have similar charges in 2005.
          (viii) Amortization of intangible assets
     As a result of the acquisition of the remaining 20% minority interest in QX Mobile on November 30, 2006, amortization of intangible assets increased by Rmb 3.3 million from Rmb 11.9 million in 2005 to Rmb 15.2 million ($1.9 million) in 2006.

          (ix) Interest expenses
     Interest expenses increased by Rmb 58.7 million from Rmb 1.8 million in 2005 to Rmb 100.4 million ($12.9 million) in 2006.
     We recorded interest expenses of Rmb 55.9 million (US$ 7.2 million) in 2006 relating to two convertible bonds issued in 2006. We did not have similar charges in 2005.
     Coupon interest for the two convertible bonds amounted to Rmb 7.7 million (US$ 1.0 million) in 2006.
     The discount arising from the Investors Warrants and the embedded derivatives associated with the two convertible notes, which totaled Rmb 244.4 million (US$ 31.3 million) on initial recognition, was accreted to interest expense over the expected terms of the Notes using the effective interest method. The related interest expenses amounted to Rmb 36.9 million (US$ 4.7 million) in 2006.
     The deferred debt issuance costs associated with the two convertible notes, which totaled Rmb 66.8 million (US$ 8.6 million) on initial recognition, were amortized to expense over the expected term of the Notes using the effective interest method. The related interest expenses amounted to Rmb 11.3 million (US$ 1.4 million) in 2006.
          (x) Loss on re-measurement of embedded derivatives
     The two convertible notes issued in 2006 are hybrid instruments that come with embedded derivatives, including the right to convert the notes by the note holders, a premium put, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities,” and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet. The value of the embedded compound derivatives, which totaled approximately Rmb 211.3 million (US$ 27.1 million) on the dates of initial recognition, has been deducted as a discount to the total face value of the US$66 million for the two convertible bonds and recorded as a liability on the balance sheet. The valuation of the embedded derivatives was derived by using various valuation methods, which included Monte Carlo Simulation and Backward Dynamic Programming.
     The embedded derivatives will be marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations. The Company conducted a valuation of the embedded derivatives as of December 31, 2006 using the same valuation methods as those used on initial recognition and due principally to the change in the Company’s stock price from US$7.21 at June 13, 2006 and from US$15.45 at October 31, 2006 to US$13.19 at December 29, 2006, the valuation conducted resulted in a non-cash net charge of approximately Rmb 134.4 million (US$17.2 million) and a corresponding change in the embedded derivative liabilities. As of December 31, 2006, the fair value of the embedded derivative liability amounted to approximately Rmb 340.9 million (US$43.7 million).
     We did not record similar loss on re-measurement of embedded derivatives in 2005.

          (xi) Gain on disposal of subsidiary
     In July 2005, we recognized a RMB10.3 million gain on disposal of a 90.0% equity interest in Beijing Jinxin Hengtong Technology Company Limited originally held through CECT, in connection with the acquisition of an additional 25.0% equity interest in CECT by QX Mobile.
     We did not record similar gains on disposals in 2006.
          (xii) Impairment of investment at cost
     During the year ended December 31, 2005, we recorded an impairment charge of RMB7.3 million in respect of CECT’s 10% equity investment in CEC Mobile Co. Ltd. The provision was necessitated due to a slow-down in the business of CEC Mobile Co. Ltd. that resulted from difficult market conditions in the PRC’s CDMA mobile phone market.
     We did not record similar impairment of investment at cost in 2006.
          (xiii) Income tax expense
     Income tax expense increased by Rmb 32.7 million from RMB25.5 million in 2005 to Rmb 58.2 million ($7.5 million) in 2006. The increase was due primarily to increases in taxable income and applicable tax rate in our indirectly-owned subsidiary, CECT, which manufactures and sells CECT-branded mobile phone handsets. CECT was subject to a 15% enterprise income tax rate in 2006, compared to 7.5% in 2005.
          (xiv) Extraordinary gain on acquisition of minority interests — net of nil tax
     The Company’s subsidiary QX Mobile acquired the 25.0% minority interest in CECT in July 2005 for a total consideration of Rmb 75.0 million. The fair value of the underlying net assets representing the 25.0% interest in CECT exceeded our acquisition price. This favorable purchase price primarily reflects the facts that (i) CEC sought to dispose of its interest in CECT on an accelerated basis to complete its own group restructuring plans, and (ii) it became easier for domestic enterprises to manufacture mobile handsets in China due to regulatory changes, which reduced the marketability and demand for the license held by CECT. QX Mobile recognized the unallocated portion of the excess of the fair value of the acquired assets over the acquisition price of Rmb 47.0 million as an extraordinary gain in 2005. The Company’ share in the extraordinary gain was Rmb 37.6 million after minority interests.
     QX Mobile also recorded an extraordinary gain of Rmb 17.8 million ($2.3 million) in connection with QX Mobile’s capital injection of $18.8 million (equivalent to Rmb 149.6 million) into CECT in July 2006 because the other shareholder of CECT, who sold all its remaining 6.6% equity interest in CECT to Qiao Xing Group in December 2006, did not participate in the capital injection at that time. The Company’s share in the extraordinary gain was Rmb 14.2 million (US$ 1.8 million) after minority interests.
          (xv) Net income
     Net loss of Rmb 19.8 million (US$2.5 million) was recorded for fiscal year 2006, compared with net income of Rmb 244.9 million for fiscal year 2005. The decrease of Rmb 264.7 million between fiscal years 2005 and 2006 was mainly due to the net effect of the following in fiscal year 2006:
(i)	increase in gross profit of Rmb 91.4 million (US$ 11.7 million);

(ii)	increase in general and administrative expenses of Rmb 70.7 million (US$ 9.1 million);

(iii)	increase in research and development costs of Rmb 10.1 million (US$1.3 million);

(iv)	increase in in-process research and development of Rmb 41.7 million (US$ 5.3 million);

(v)	increase in interest expense of Rmb 58.7 million (US$ 7.5 million);

(vi)	increase in loss on re-measurement of embedded derivative of Rmb 134.4 million (US$ 17.2 million);

(vii)	decrease in gain on disposal of subsidiary of Rmb 10.3 million (US$ 1.3 million);

(viii)	increase in provision for income tax of Rmb32.7 million (US$ 4.2 million);

(ix)	decrease in minority interests of Rmb 14.8 million (US$ 1.9 million); and

(x)	decrease in extraordinary gain on acquisition of minority interests of Rmb 23.4 million (US$ 3.0 million).
     Based on a weighted average of 23,712,000 shares outstanding during fiscal year 2006, the Company reported basic loss after extraordinary gain per common share of Rmb 0.84 (US$0.11), compared to basic earnings after extraordinary gain per common share of Rmb 13.37 on 18,319,000 weighted-average shares outstanding during fiscal year 2005.
Fiscal 2005 compared to Fiscal 2004
          (i) Net sales
     Analysis of our sales revenue by product category for fiscal year 2005 and 2004 is as follows:

	Year ended December 31
	2005		2004
	Rmb’000%		Rmb’000%
Mobile telephones	2,380,531	90	1,525,287	89
Indoor telephones	254,653	10	195,102	11

Total	2,635,184	100	1,720,389	100

     Net sales revenue increased by Rmb 915 million from Rmb 1,720 million for fiscal year 2004 to Rmb 2,635 million (US$ 327 million) for fiscal year 2005, representing an increase of 53.2%. The Mainland China phone business segment remained highly competitive in 2005. Nevertheless, by adjusting the products sales mix, injecting more resources in developing value added and technologically advanced products and implementing proactive marketing strategies, the Group successfully attained impressive growth in sales.
     In 2004, the revenue from the sale of mobile phones was Rmb 1,525 million, while the sale of mobile phones amounted to Rmb 2,381 million in 2005, representing an increase of Rmb 855 million. The mobile phone business segment remained highly competitive in 2005. Keen competition in the Mainland China market led to intense price competition across all product ranges. Thanks to a continuous stream of value-added innovations incorporated in the new mobile phone handsets launched, our subsidiary CECT was able to withstand better than many other local competitors this downward price trend to allow room for a reasonable gross profit margin. Two successful large-scale product launches in CECT in 2005 contributed to the increase in sale volume in 2005. The first, which took place in the first half of the year, consisted of 16 models of trendy mobile phone handsets, including a series of mini PDA phones while the second, in the second half, comprised 14 models of higher-end mobile phone handsets with a two-million-pixel digital camera and multimedia entertainment functions, including MPEG-4 video support. As for the ‘COSUN’ brand mobile phone handsets, which Hui Zhou Qiao Xing Communication Industry, Limited, another subsidiary of the Company, introduced in the second half of 2004, with the expansion of the distribution network, and benefit from a full year for 2005, sales increased significantly compared with 2004.
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
          (ii) Gross Profit
     Analysis of our gross profit by product category for fiscal years 2005 and 2004 is as follows:

	Year ended December 31
	2005		2004
	Rmb’000%		Rmb’000%
Mobile telephones	439,218	92	194,414	87
Indoor telephones	39,168	8	28,798	13

Total	478,386	100	223,212	100

     Gross profit for fiscal year 2005 was Rmb 478 million (US$ 59.3 million), representing an increase of Rmb 255 million from Rmb 223 million in fiscal year 2004.
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
          (iii) Selling expenses
               Selling expenses decreased by Rmb 4.4 million from Rmb 29.1 million for fiscal year 2004 to Rmb 24.7 million (US$ 3.1 million) for fiscal year 2005. The decrease was mainly attributable to a decrease in advertising expenses. As the brands of our Group had become more established, there was less need to spend on advertising. Advertising expenses in fiscal year 2005 amounted to Rmb 11.8 million, representing a decrease of Rmb 2.9 million (20%) from Rmb 14.7 million in fiscal year 2004.
               (iv) General and administrative expenses including stock-based compensation
          General and administrative expenses including stock-based compensation decreased by Rmb 35.3 million from Rmb 90.6 million in fiscal year 2004 to Rmb 55.3 million (US$ 6.9 million) in fiscal year 2005. General and administrative expenses other than stock-based compensation decreased by Rmb 3.3 million from Rmb 57.9 million in fiscal year 2004 to Rmb 54.6 million (US$ 6.8 million) in fiscal year 2005. The decrease was mainly due to savings in staff costs in CECT of Rmb 3.0 million. Stock-based compensation decreased by Rmb 32.0 million from Rmb 32.7 million in 2004 to Rmb 0.7 million (US$ 0.1 million) in 2005. Stock-based compensation relating to stock options to certain employees under the 1999 Stock Compensation Plan dropped from Rmb 23.7 million for 2004 to nil for 2005, while that for external consultants decreased from Rmb 9.0 million to Rmb 0.7 million.
               (v) Research and development
          Research and development increased by Rmb 2.3 million from Rmb 18.4 million for fiscal year 2004 to Rmb 20.7 million (US$ 2.6 million) for fiscal year 2005. The increase related mainly to technical development fees (Rmb 3.7 million), and was predominantly attributable to the mobile phone business segment, particularly in CECT for the research on long battery life.
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
               (vii) Gain on disposal of a subsidiary
          QX Mobile purchased an additional 25% equity interest in CECT on July 31, 2005. Part of the purchase consideration was the company’s net investment in BJHTCL. At July 31, 2005, the carrying amounts of BJHTCL’s assets and liabilities that were transferred to QXCI (and thereafter to CEC) in the above transaction consisted of:

Rmb’000
Cash and cash equivalents	126
Other receivables	751
Property, machinery and equipment	37,826
Lease prepayments	1,383

Net assets disposed of	40,086

          BJHTCL was 90%-owned by CECT at the date of QX Mobile’s acquisition of its initial 65% interest in CECT on February 8, 2003. Prior to the transfer to QXCI (and thereafter to CEC) as part of the consideration for QX Mobile’s acquisition of the additional 25% equity interest in CECT, the major assets of BJHTCL were buildings and structures located in Beijing, and the related land lease prepayments. Based on an external valuation report, the aggregate fair value of buildings and structures, and the land lease prepayments held by BJHTCL was

Rmb 48,700,000 at July 29, 2005, which together with the aggregate carrying amount of cash and other receivables of Rmb 6,000 gave an estimated fair value of BJHTCL of Rmb 49,586,000. The Company has considered that the difference of Rmb 807,000 between the estimated fair value of Rmb 49,586,000 and the offer by CEC of Rmb 50,393,000 is immaterial.
          The gain on disposal of BJHTCL of Rmb 10,307,000 as recognized in the consolidated statement of operations for the year ended December 31, 2005 is calculated as follows:

Rmb’000
Fair value of investment in BJHTCL	50,393
Net assets disposed of	(40,086)

Gain on disposal of subsidiary	10,307

               (viii) Gain on disposal of an equity investee
          Effective on June 30, 2004, CECT sold its 40% shareholding in CEC Mobile Co., Ltd. (“CECM”) to Beijing Lian Sheng Tong Investment Management Co., Ltd, an independent third party, for cash consideration of Rmb 72,000,000. Thereafter, CECT’s shareholding interest in CECM was reduced to 10%.
          The consideration for the sale of the 40% share was Rmb72,000,000 and the payment schedule was as follows:

Settlement Date	Rmb’000
Before July 12, 2004	21,600
Before July 15, 2005	36,000
Before August 30, 2005	14,400

72,000

          As a result of the sale transaction, a gain on sale of Rmb 11,397,000 was recognized during the year ended December 31, 2004. The calculation of the gain on sale of an associate is set out as follows:

Rmb’000
Consideration	72,000
Carrying value of CECM disposed of as of June 30, 2004	(60,603)

Gain on sale of an associate	11,397

               (ix) Provision for income tax
          Provision for income tax increased by Rmb 18.1 million from Rmb 7.4 million for fiscal year 2004 to Rmb 25.5 million for fiscal year 2005.
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
          Provision of income tax in the consolidated statement of operations and comprehensive income consists of:

	2004	2005
	Rmb’000	Rmb’000	US$’000
Mainland Chinese income tax
- current	10,404	27,813	3,446
- deferred	(3,007)	(2,327)	(288)

	7,397	25,486	3,158

          The increase in provision for current income tax was due to the increase in taxable profits for QXCI and CECT and the increase in the rate of state income tax for QXCI.
               (x) Extraordinary gain on acquisition of minority interests
          On July 31, 2005, the Company’s subsidiary, QX Mobile, completed the acquisition of an additional 25% equity interest in CECT from QXCI at a total consideration of Rmb 75,000,000. QXCI acquired the 25% equity interest in CECT from CEC at the same consideration of Rmb 75,000,000 on July 29, 2005 on behalf of QX Mobile and contemplated that the 25% equity interest in CECT acquired would be transferred to QX Mobile on the same terms shortly after the purchase. The transaction was structured to facilitate the governmental approval process for the acquisition.
          The acquisition of the additional equity interest in CECT was accounted for under the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. The resulting excess of the fair value of net assets acquired over the consideration paid was allocated to non-financial assets and the remaining excess was recorded as an extraordinary gain in accordance with SFAS 141. Details of 25% of the fair value of the net assets of CECT on July 31, 2005 are as follows:

	Rmb’000
	(Restated)
Cash and cash equivalents	10,390
Restricted cash	44,773
Bills receivable	43,078
Accounts receivable	125,523
Inventories	73,535
Prepaid expenses	68,006
Other current assets	6,826
Due from related parties	63,634
Property, machinery and equipment	9,795	(*)
Construction-in-progress	15	(*)
Investment at cost	1,951
Deferred income tax assets	2,590
In-process research and development	65,237	(*)
Other acquired intangible assets	67,617	(*)

Total assets acquired	582,970

Short-term borrowings	167,100
Accounts payable	97,797
Other payables	4,763
Accrued liabilities	6,045
Deposits received	2,772
Deferred revenues	22,745
Due to related parties	8,375
Short-term borrowings	8,719

Total liabilities assumed	318,316

Fair value of net assets acquired	264,654

Satisfied by:
- Cash consideration	4,607
- Investment in CEFCL	20,000
- Investment in BJHTCL	50,393

Total purchase consideration	75,000

Excess of net assets acquired over purchase price	189,654
Less: Allocation to non-financial assets [sum of (*) above]	(142,664)

Extraordinary gain before minority interests	46,990
Less: Minority interests’ share of extraordinary gain	(9,398)

Extraordinary gain after minority interests	37,592

          (xi) Net Income and Earnings Per Share
          Net income of Rmb 244.9 million (US$30.3 million) was recorded for fiscal year 2005, compared with Rmb 1.4 million for fiscal year 2004. The increase of Rmb 243.5 million between fiscal years 2004 and 2005 was mainly due to the net effect of the following in fiscal year 2005:
(i)	increase in gross profit of Rmb 255.2 million;

(ii)	decrease in general and administrative expenses of Rmb 35.2 million;

(iii)	increase in interest expense of Rmb 14.7 million;

(iv)	increase in gain on disposal of subsidiary Rmb 10.3 million;

(v)	decrease in gain on disposal of equity investee of Rmb 11.4 million;

(vi)	increase in provision for income tax of Rmb 18.1 million;

(vii)	increase in minority interests of Rmb 47.4 million; and

(viii)	increase in extraordinary gain on acquisition of minority interests of Rmb 37.6 million.
          Based on a weighted average of 18,319,000 shares outstanding during fiscal year 2005, the Group reported basic earnings after extraordinary gain per common share of Rmb 13.37 (US$1.66), compared to Rmb 0.09 on 16,443,000 weighted-average shares outstanding during fiscal year 2004. The higher number of weighted average number of outstanding shares is due to additional shares issued in connection with 1,500 shares granted to external consultants in January 2005, 1,500,000 shares sold to institutional investors in February 2005 and 500,000 shares sold to individual investors in April 2005.
Fiscal 2004 compared to Fiscal 2003
          (i) Net sales
          Analysis of our sales revenue by product category for fiscal year 2004 and 2003 is as follows:

		Year ended December 31
	2004 (restated)		2003 (restated)
	Rmb’000%		Rmb’000%
Mobile telephones	1,525,287	89	1,634,524	92
Indoor telephones	195,102	11	149,236	8
Total	1,720,389	100	1,783,760	100

          Net sales revenue decreased by Rmb 63 million from Rmb 1,784 million for fiscal year 2003 to Rmb 1,720 million (US$ 208 million) for fiscal year 2004, representing an decrease of 3.6%. The Mainland China phone business segment remained highly competitive in 2004. Nevertheless, by adjusting the products sales mix, injecting more resources in developing value added and technological advanced products and implementing proactive marketing strategies including pricing, the Group successfully maintained the sales revenue at about the same level as the previous year.
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
          In 2003, the revenue from the sale of mobile phones was Rmb 1,634 million, while the sale of mobile phones amounted to Rmb 1,525 million in 2004, representing an decrease of Rmb 109 million. Net sales of indoor telephones were Rmb 195 million, representing an increase of Rmb 46 million.
          (ii) Gross Profit
          Analysis of our gross profit by product category for fiscal years 2004 and 2003 is as follows:

		Year ended December 31
	2004 (restated)		2003 (restated)
	Rmb’000%		Rmb’000%
Mobile telephones	194,414	87	230,340	96
Indoor telephones	28,798	13	9,623	4
Total	223,212	100	239,963	100

          Gross profit for fiscal year 2004 was Rmb 223 million (US$ 27.0 million), representing a decrease of Rmb 17 million from Rmb 240 million in fiscal year 2003. The decrease was mainly due to the decreased in gross profit margin of mobile telephones. The decrease in gross profit margin for mobile phones was mainly due to the reduction in price for the simple mobile voice functionality as well as lower resolution camera phones. The mobile phone business segment in Mainland China has entered into a more mature stage as compared to the years of 2002 and 2003, resulting in an overall reduction in unit selling price within the whole industry. In addition, the mobile telephone market in Mainland China was very competitive with the presence of both local and overseas competitors. This has resulted in a changed mobile phone industry landscape and CECT took initiatives to reconcile itself to the changed competition situation, including, but not limited to, adopting corresponding pricing strategy, resulting in a decrease of approximately 16% in gross profit margin in 2004.
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
          (iii) Selling expenses
          Selling expenses decreased by Rmb 46.8 million from Rmb 75.9 million for fiscal year 2003 to Rmb 29.1 million (US$ 3.5 million) for fiscal year 2004. The decrease was predominantly attributable to:
          (a) Because of much closer strategic relationships with its local distributors, CECT closed down certain representative offices, resulting in reduction of related advertising and promotion expense, decrease in sales force, as well as other selling expenses including transportation, travel and entertainment, samples and telecommunication expenses; and
          (b) reduction in the advertising expenditures for the products launched as the management considered that their products were well penetrated into the market and reputable brand name was established as a result of substantive marketing activities introduced in 2003. In addition, CECT has been successful in mapping out more attractive policies to encourage distributors to promote CECT-branded mobile phones at their own expense. Advertising expenses in fiscal year 2004 amounted to Rmb 14.7 million, representing a decrease of Rmb 28.1 million (66%) from Rmb 42.8 million in fiscal year 2003.
          (iv) General and administrative expenses
          General and administrative expenses increased by Rmb 15.5 million from Rmb 75.1 million in fiscal year 2003 to Rmb 90.6 million (US$ 10.9 million) in fiscal year 2004. This increase was mainly attributable to:
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
          (d) increase in stock-based compensation of about Rmb 6.0 million from Rmb 26.9 million in fiscal year 2003 to Rmb 32.9 million (US$4.0 million) in fiscal year 2004.
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

          (v) Research and development
          Research and development increased by Rmb 11.8 million from Rmb 6.6 million for fiscal year 2003 to Rmb 18.4 million (US$ 2.2 million) for fiscal year 2004. The increase was predominantly attributable to the full year of conducting research and development activities on new mobile phone models by CECT. As the Group would also like to sustain their market share for indoor phones, more costs were incurred for the development on new models of wireless fixed phones.
          (vi) In process research and development
          There was a write-off of in process research and development expenses of Rmb 35.3 million at the date of acquisition of CECT on February 8, 2003 in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”. There were no such expenses incurred in fiscal year 2004.
          (vii) Amortization of acquired intangible assets
          There was a substantial decrease in the amortization of acquired intangible assets since backlog amounting to Rmb 20.4 million was fully amortized in 2003.
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
          The consideration for the sale of the 40% share was Rmb 72,000,000 and the payment schedule was as follows:

Settlement Date	Rmb’000
Before July 12, 2004	21,600
Before July 15, 2005	36,000
Before August 30, 2005	14,400

72,000

As a result of the sale transaction, a gain on sale of Rmb 11,397,000 was recognized during the year ended December 31, 2004. The calculation of the gain on sale of an associate is set out as follows:

Rmb’000
Consideration	72,000
Carrying value of CECM disposed of as of June 30, 2004	(60,603)

Gain on sale of an associate	11,397

          (x) Net Income (Loss) and Earnings (Loss) Per Share
          A net income of Rmb 1.4 million (US$0.2 million) was recorded for fiscal year 2004, while net loss of Rmb 24.0 million was recorded for fiscal year 2003. The increase of Rmb 25.4 million between fiscal years 2003 and 2004 was mainly due to the net effect of the following in fiscal year 2004:
(i)	decrease in gross profit of Rmb 16.8 million;

(ii)	decrease in selling expense of Rmb 46.8 million;

(iii)	increase in general and administrative expenses (including stock-based compensation expenses) of Rmb 15.4 million;

(iv)	increase in research and development costs of Rmb 11.7 million;

(v)	decrease in in-process research and development costs written off of Rmb 35.3 million;

(vi)	decrease in amortization of acquired intangible assets of Rmb 19.5 million;

(vii)	increase in interest expense of Rmb 10.0 million;

(viii)	increase in gain on sale of equity investee of Rmb 11.4 million; and

(ix)	increase in minority interests of Rmb 23.1 million.
          Based on a weighted average of 16,443,000 shares outstanding during fiscal year 2004, the Group reported an income per share of Rmb 0.09 (US$0.01), compared to net loss per share of Rmb 1.56 on 15,420,000 weighted-average shares outstanding during fiscal year 2003. The higher number of weighted average number of outstanding shares is mainly due to additional shares issued in the first half of 2004 in connection with the exercise of options by certain warrant holders and 100,000 shares granted to external consultants.
B.      LIQUIDITY AND CAPITAL RESOURCES.
          During fiscal year 2006, we were principally engaged in (i) the sales of telecommunication terminal products, including cord and cordless indoor telephone sets and other internet-related products in Mainland China; and (ii) production and sales of mobile phones and accessories in Mainland China. We did not declare or pay dividends in fiscal year 2006.
          In summary, about Rmb 154.8 million (US$ 19.8 million) was used in operating activities, about Rmb 603.0 million (US$ 77.3 million) was used in investing activities and about Rmb 1,463.6 million (US$ 187.5 million) was provided by financing activities during the year ended December 31, 2006. Consequently, cash and cash equivalents increased by Rmb 704.8 million (US$ 90.3 million) from Rmb 391.7 million (US$ 50.2 million) at the beginning to Rmb 1,096.5 million (US$ 140.5 million) at the end of year 2006.
     We believe that our existing cash resources, together with cash expected to be generated by operations and existing funds available under our credit facility, will be sufficient to support our operational, capital expenditure, debt repayment, interest requirements and dividend policy, as well as to meet our working capital needs, for at least the next 12 months, based on our current expectations.

          (i) Cash flows from operating activities
          There was a net operating cash outflow of Rmb 154.8 million (US$ 19.8 million) while the income before minority interests and extraordinary gain was Rmb 50.4 million (US$ 6.5 million) for the fiscal year of 2006. The difference of Rmb 205.2 million (US$ 26.3 million) stemmed mainly from the following:
•	loss on re-measurement of embedded derivatives of Rmb 134.4 million (US$ 17.2 million) which did not involve any outflow of cash;

•	in-process research and development of Rmb 41.7million (US$ 5.3 million) which did not involve any outflow of cash;

•	stock-based compensation of Rmb 58.7 million (US$ 7.5 million) which did not involve any outflow of cash;

•	increase in accounts receivable of Rmb 185.5 million (US$23.8 million);

•	increase in prepaid expenses of Rmb 155.9 million (US$20.0 million); and

•	decrease in accounts payable of Rmb 112.1 million (US$14.4 million).
          The increase in accounts receivable was primarily due to the increase in the proportion of sales to telecommunication operators compared with distributors. Telecommunication operators have higher credit standings but they enjoy longer payment terms, which in some cases is more than one year.
          The increase in prepaid expenses related mainly to payments to subcontractors of research and development and design. There was a surge of such activities subsequent to a receipt of a mobile phone handset manufacturing license relating to the COSUN-branded handsets in June 2006.
          Accounts payable decreased since the trend has been to use bills payable to settle accounts with suppliers.
          (ii) Cash flows from investing activities
          Net cash used in investing activities amounted to Rmb 603.0 million (US$ 77.3 million) during the year ended December 31, 2006. This was mainly attributable to a cash outflow of Rmb 207.5 million (US$ 26.6 million) in connection with acquisitions of property, machinery and equipment and land use right, a cash outflow of Rmb 170.3 million (US$ 21.8 million) in connection with the acquisition of minority interests and a cash outflow of Rmb 224.3 million (US$ 28.7 million) in connection with the increase in restricted cash.
          The acquisitions of property, machinery and equipment and land use right related primarily to the purchase of certain production facilities, staff quarters and warehouses for our new Huizhou manufacturing facility.
          The cash outflow in connection with the acquisition of minority interests related to the payment by the Company of the cash consideration for the acquisition of the remaining 20% minority interest in QX Mobile on November 30, 2006.
          Restricted cash related to bank deposits pledged to secure short-term bank borrowing in connection with bills payable. Restricted cash increased with the increased use of bills payable as a means of settlement with suppliers.
          (iii) Cash flows from financing activities
          Net cash inflow from financing activities amounted to Rmb 1,463.6 million (US$ 187.5 million) for the year ended December 31, 2006. It related mainly to the cash inflow in connection with the net increase of short-term borrowings of Rmb 404.0 million (US$ 51.8 million), the cash inflow from the net proceeds from issuance of convertible notes of Rmb 482.0 million (US$ 61.8 million), the net proceeds from exercise of options and warrants of Rmb 259.6 million (US$ 33.3 million), and the net proceeds from issuance of common stock of Rmb 317.9 million (US$ 40.7 million).
          For the year ended December 31, 2006, we financed our operations and investments principally through cash generated from operating activities, short-term bank borrowings, issuance of new shares and convertible notes, and exercise of options and warrants. Outstanding bank borrowings accounted for 30% and 28% of our total assets as of December 31, 2005 and December 31, 2006, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit. As of December 31, 2006, our consolidated working capital was Rmb 1,498.7 million (US$192.0 million) as compared to Rmb 856.8 million as of December 31, 2005.
          During fiscal year 2005, we were principally engaged in (i) the sales of telecommunication equipment, including cord and cordless indoor telephone sets, in Mainland China; and (ii) production and sales of mobile phones and accessories in Mainland China. We did not declare or pay dividends in fiscal year 2005.
          In summary, about Rmb 91.2 million (US$ 11.3 million) was provided by operating activities, about Rmb 3.8 million (US$ 0.5 million) was used in investing activities and about Rmb 162.0 million (US$ 20.1 million) was provided by financing activities during the year ended December 31, 2005. Consequently, cash and cash equivalents increased by Rmb 250.8 million (US$ 31.1 million) from Rmb 140.9 million (US$ 17.5 million) at the beginning to Rmb 391.7 million (US$ 48.5 million) at the end of year 2005.
          (i) Cash flows from operating activities
          There was a net operating cash inflow of Rmb 91.2 million (US$ 11.3 million) while the income before minority interests and extraordinary gain was Rmb306.6 million (US$ 38.0 million) for the fiscal year of 2005. The difference of Rmb 215.4 million came mainly from the increase in net operating assets of Rmb 237.4 million. The net increase related mainly to an increase in accounts and bills receivable of Rmb 393.1 million, a decrease in inventories of Rmb 59.7 million, and an increase in taxation payable of Rmb 66.5 million. Accounts and bills receivable increased owing in general to the increase in the scale of operations and in particular to the increase in the proportion of sales to telecommunication operators compared with distributors. Telecommunication operators have higher credit standings but they enjoy longer payment terms, of more than a year in some cases. Inventories of finished goods of mobile phones decreased as our mobile phones became even more popular and were in great demand. The increase in taxation payable related mainly to Mainland Chinese enterprise income tax of Rmb 29.5 million (US$3.6 million) and Mainland Chinese value-added tax of Rmb 38.2 million (US$4.8 million).
          (ii) Cash flows from investing activities
          Net cash used by investing activities amounted to Rmb 3.8 million (US$ 0.5 million) during the year ended December 31, 2005. This was mainly attributable to the cash outflow on capital expenditures relating to acquisitions of property, machinery and equipment and construction-in-progress amounting to Rmb 17.1 million, the cash inflow from proceeds from disposal of property, machinery and equipment amounting to Rmb 6.9 million, the net cash inflow from the disposal of CECM, an equity investee, amounting to Rmb 50.4 million, and the cash outflow on the increase in restricted cash amounting to Rmb 43.9 million.
          (iii) Cash flows from financing activities

          Net cash inflow from financing activities amounted to Rmb 162.0 million (US$ 20.1 million) for the year ended December 31, 2005. It was mainly attributed to the cash inflow relating to the net increase in short-term borrowings of Rmb 54.0 million (US$6.7 million), and net proceeds from issuance of new shares of Rmb 111.7 million(US$13.8 million). As of December 31, 2005, our consolidated working capital was Rmb 856.8 million (US$106.2 million) as compared to Rmb 429.3 million (US$53.2 million) as of December 31, 2004.
          For the year ended December 31, 2005, we financed our operations and investments principally through cash generated from operating activities, bank borrowings and issuance of new shares. Outstanding bank borrowings accounted for 34% and 30% of our total assets as of December 31, 2004 and December 31, 2005, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit.
          During fiscal year 2004, we were principally engaged in (i) the sales of telecommunication equipment, including cord and cordless indoor telephone sets, in Mainland China; and (ii) production and sales of mobile phones and accessories in Mainland China. We did not declare or pay dividends in fiscal year 2004.
          In summary, about Rmb 204.0 million (US$ 24.6 million) was used in operating activities, about Rmb 82.5 million (US$ 10.0 million) was used in investing activities and about Rmb 304.8 million (US$ 36.8 million) was provided by financing activities during the year ended December 31, 2004. Consequently, cash and cash equivalents increased by Rmb 18.4 million (US$ 2.2 million) from Rmb 122.5 million (US$ 14.8 million) at the beginning to Rmb 140.9 million (US$ 17.0 million) at the end of year 2004.
          (i) Cash flows from operating activities
          There was a net operating cash outflow of Rmb 204.0 million (US$ 24.6 million) despite an income before minority interests and equity earnings of equity investees of Rmb 52.4 million (US$ 6.3 million) for the fiscal year 2004. This was mainly attributable to a net increase in operating assets from fiscal year 2003 to fiscal year 2004, consisting primarily of an increase in accounts and bills receivable and inventories of Rmb 408.1 million and Rmb 144.1 million, respectively. This working capital increase relates to the planned expansion of activity in CECT which began towards the end of 2004, and to the introduction in 2004 of the “COSUN” brand mobile phones in HZQXCI, which handles their sales.
          The operating cash outflow was then partly offset by a decrease in prepaid expenses and an increase in accounts payable of Rmb 107.2 million and Rmb 126.1 million, respectively.
          (a) decrease in prepaid expenses of Rmb 107.2 million, since most of the high-end models of mobile phones were shipped to the Group and manufactured to meet the market demand towards the end of 2004, resulting in a decrease in prepaid expenses level accordingly; and
          (b) an increase in accounts payable of Rmb 126.1 million, mainly because of the planned expansion of activity in CECT which began towards the end of 2004.
          (ii) Cash flows from investing activities
          Net cash used in investing activities amounted to Rmb 82.5 million (US$ 10.0 million) during the year ended December 31, 2004. This was mainly due to the cash outflow relating to acquisitions of property, machinery and equipment amounting to Rmb 27.9 million, the cash outflow relating to expenditures on construction-in-progress amounting to Rmb 49.8 million, the net cash inflow from the disposal of CECM, an equity investee, amounting to Rmb 21.6 million, and the cash outflow relating to the increase in restricted cash amounting to Rmb 20.5 million during 2004.

          (iii) Cash flows from financing activities
          Net cash inflow from financing activities amounted to Rmb 304.8 million (US$ 36.8 million) for the year ended December 31, 2004. It was mainly attributed to the net increase in short-term borrowings during the year ended December 31, 2004 amounting to Rmb 260.7 million. As of December 31, 2004, our consolidated working capital was Rmb 429.3 million (US$51.9 million) as compared to Rmb 302.0 million as of December 31, 2003.
          Historically, we have financed our operations and capital expenditures principally through cash generated from operating activities and bank borrowings. Outstanding bank borrowings accounted for 29% and 34% of our total assets as of December 31, 2003 and December 31, 2004, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit.
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
          Sales recognition
          The Group recognizes sales in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements,” as amended by SAB No. 104 “Revenue Recognition.”
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

          Inventories
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
          Valuation of Long-lived Assets
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
          Goodwill
          Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired in business combinations accounted for under the purchase method. The Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.
          The Group completed its annual goodwill impairment test during the year ended December 31, 2006 and determined that no adjustment to the carrying value of goodwill was required.
          Other acquired intangible assets
          Other acquired intangible assets are required to be determined separately from goodwill based on the assets’ fair value. The Group adopted SFAS No. 141, “Business Combinations,” which requires an intangible asset that is acquired in a business combination to be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. SFAS No. 141 specifically excludes an assembled workforce acquired in a business combination from recognition apart from goodwill.
          With the adoption of SFAS No. 142, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives.
          The Group adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires intangible assets with finite useful lives to be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.
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
          For impairment testing purposes, the fair value of the “CECT” brand of the Group’s subsidiary, CECT, is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the “CECT” brand but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” brand is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in Mainland China suitable for the Group’s purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the income statements of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from Royalty Method.
          The Group completed its annual impairment test for other acquired intangible assets during the year ended December 31, 2006 and determined that no adjustment to the carrying value of other acquired intangible assets was required.
          Stock-based compensation
          The Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), to account for employee stock options beginning January 1, 2006. SFAS 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. Under SFAS 123R, the Company has elected to use the Black-Scholes option-pricing model to determine the fair value of stock options on the dates of grant.
          The Company has elected the modified prospective transition method as permitted by SFAS 123R and accordingly, prior periods have not been restated to reflect the impact of SFAS 123R. Under this method, the Company is required to recognize stock-based compensation for all new and unvested share-based awards that are ultimately expected to vest as the requisite service is rendered beginning January 1, 2006. Share-based compensation is measured based on the fair values of all share-based awards on the dates of grant and is recognized using the straight-line method for all share awards issued after January 1, 2006.
          The Company accounts for share-based awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company values share-based awards issued using the Black-Scholes option-pricing model and recognizes the value over the period in which the awards vest.
          Debt issuance costs and borrowing costs
          Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the expected term of the related debt. All other borrowing costs are recognized as an expense in the period in which they are incurred, except to the extent that they are attributable to the acquisition, construction or production of an asset that necessarily involves a substantial period of time before the asset is ready for its intended use or sale, in which case the borrowing costs are capitalized as part of the costs of the asset.
          Income taxes
          The Group accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred income taxes are provided using the liability method and are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits or that future deductibility is uncertain.
Critical Accounting Policies: Adoption of New Accounting Policies
          (i) In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Instruments.” This standard amends the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s consolidated financial statements.
          (ii) In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.” This standard amends the guidance in SFAS No. 140, “Accounting for

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting; (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
          SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The adoption of SFAS No. 156 is not expected to have a material impact on the Company’s consolidated financial statements.
          (iii) In June 2006, the FASB issued FASB Interpretations No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the date of effectiveness. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial statements.
          (iv) In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements.’’ SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s consolidated financial statements.
          (v) In September 2006, the Securities and Exchange Commission (‘‘SEC’’) issued Staff Accounting Bulletin (“SAB”) No. 108, ‘‘Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.’’ SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company’s fiscal year ended December 31, 2006. The adoption of SAB 108 in 2006 did not have an impact on the Company’s consolidated financial statements.
          (vi) In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting FAS 159 on its consolidated financial statements.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
          During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

Year ended December 31, 2006	Rmb 30,747,000
Year ended December 31, 2005	Rmb 20,694,000
Year ended December 31, 2004	Rmb 18,378,000
D.      TREND INFORMATION.
Sales
          In the mobile phone business segment, we anticipate steadfast growth in 2007 and the years to come.
          With its strong in-house R&D capability and the cooperation with other top domestic and overseas players in the industry, CECT is bringing to the market a continuous stream of new models under the ‘CECT’ brand that meet the needs and wants of the consumers. CECT’s proven advantage in market differentiation and its widely recognized reputation will continue to help it grow sales.
          As for the COSUN-branded mobile phones, certain favorable factors operate to make for an increase in sales in 2007:
•	There was a surge in research and development activities in the second half of 2006 after a separate mobile phone handset manufacturing license for China relating to the COSUN-branded was granted in June 2006. These efforts resulted in the development of new models for launch in 2007.

•	The distribution network continues to expand.
          In the indoor phone business segment, our increased marketing and sales efforts directed at the clientele of telecommunication operators should bear fruit and result in increased sales in 2007. There would also be an increase in export sales.
Gross Profit
          Our total gross profit margin percentage in fiscal year 2006 was approximately 17.7%. We achieved a gross profit margin of approximately 17.7% and 17.6% for sales of our mobile phone products and indoor phone products in 2006, respectively. We expect that our relentless efforts in product innovation, cost control and continuous business process improvement applied to the supply chain will continue to bear fruit and allow the gross profit ratios to be maintained in the face of downward pressure on selling price owing to intense competition. On this basis, we anticipate that with the increase in sales revenue, there will be corresponding growth in gross profit in both the mobile phone and the indoor phone business segments.
Production
          We are expanding our production capacity of mobile phone handsets by constructing a new manufacturing facility in Huizhou on property that is owned by us. The new facility will consist of approximately 86,000 square meters and will have an annual production capacity of three million units. We expect this facility will become operational in the second half of 2007.

          In the indoor phone segment, we will continue to subcontract all of the in-door phones orders to qualified manufacturers.
Prices
          There is keen price competition in the market of our products, especially for basic models, which are regarded as commodities because of the lack of difference between brands.
          In the mobile phone business segment, the trend is for lower prices owing to the decrease in cost of mobile handsets through the development of technology and intensifying competition.
          In the indoor phone business segment, through continuous upgrade of our products, we expect to be able to maintain our sales price in 2007 at a level comparable to that in 2006.
Inventory
          We forecast that our inventory value will increase in step with the increase in the scale of our business in 2007 in both the indoor phone and mobile phone business segments. Because of their short product life cycle, we do not want to keep a large quantity of mobile phones as inventories as they will become obsolete within a short time. On the other hand, we need to maintain a certain level of inventories to meet customers’ demand of our products. We believe that our existing inventory level in relation to the scale of our business is optimal and we will continue to apply the existing strategy to plan our inventory level in 2007.
2005 looking into 2006
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
Gross Profit
          Our total gross profit margin percentage in fiscal year 2005 was approximately 18.2%. We achieved a gross profit margin of approximately 18.5% and 15.4% for sales of our mobile phone products and indoor phone products in 2005, respectively. We expect that our relentless efforts in product innovation, cost control and continuous business process improvement applied to the supply chain will continue to bear fruit and allow the gross profit ratios to be maintained. On this basis, we anticipate that with the increase in sales revenue, there will be corresponding growth in gross profit in both the mobile phone and the indoor phone business segments.

Production
          Our current total production capacity (in-house and outsourced) of mobile phones amounts to 3 million units per year. We plan our production capacity based on medium-term forecasts of the demand of our products. In the event that our production cannot meet the market demand, we will apply OEM to guarantee supplying CECT brand and COSUN brand mobile phones for our clients. In the indoor phone segment, we will continue to subcontract all of the in-door phones orders to qualified manufacturers.
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
2004 looking into 2005
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
Gross Profit
          Our total gross profit margin percentage in fiscal year 2004 was approximately 13.0%. We achieved a gross profit margin of approximately 12.7% and 14.8% for sales of our mobile phone products and indoor phone products in 2004, respectively. On this basis, we anticipate that with the increase in sales revenue, the adjustment of product mix and stringent cost control, there will be corresponding growth in gross profit and profit ratio in both the mobile phone and the indoor phone business segments.
Production
          Our current total production capacity (in-house and outsourced) of mobile phones amounts to 2.5 million units per year. We plan to expand our production capacity on a gradual and cautious basis. In the event that our production cannot meet the market demand, we will apply OEM to guarantee supplying CECT brand and COSUN brand mobile phones for our clients. In the indoor phone segment, we will continue to subcontract all of the in-door phones orders to qualified manufacturers.
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
F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
(a)	Capital commitments
          Capital commitments not provided for in the consolidated financial statements include the following:

	2006
	Rmb’000	US$’000
Capital expenditures authorized and contracted for:
- Construction of factory premises and staff quarters	39,031	5,001
- Purchase of land and buildings	58,700	7,522
- Purchase of machinery and equipment	130	17

	97,861	12,540

(b)	Operating lease commitments
          The Group has operating lease agreements for office and factory premises, which extend through November 2008. As of December 31, 2006,

     the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,

- 2007	4,396	563
- 2008	1,373	176

Total	5,769	739

          Lease expense of the Group for the year ended December 31, 2006 was approximately Rmb 5,712,000 (US$732,000).
     (c) Service of debt
     On June 13, 2006, pursuant to a securities purchase agreement dated April 27, 2006, the Company issued and sold to two institutional investors US$40 million aggregate principal amount of 3.5% unsecured senior convertible notes (the “3.5% Note”).
     The Group’s future payments relating to the service of debt of the 3.5% Note assuming that the notes are redeemed two years after the issuance at 106% of the principal are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,
- 2007	10,926	1,400
- 2008	335,833	43,033

Total	346,759	44,433

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.      DIRECTORS AND SENIOR MANAGEMENT.
          Our current senior management and directors are as follows:

Name	Age	Position
Rui Lin Wu	55	Chairman and Chief Executive Officer
Zhi Yang Wu	34	Vice Chairman and Secretary
Albert Leung	50	Chief Financial Officer
Ze Yun Mu	41	Non-Executive Director
Sonny Kwok Wing Hung	43	Non-Executive Director
Yi Hong Zhang	65	Non-Executive Director
          None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu.
          Mr. Rui Lin Wu is our chairman and chief executive officer. He is our founder and has over 17 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China. Mr. Wu also serves as the vice chairman of QX Mobile and a director of CECT since February 2003.
          Mr. Zhi Yang Wu is our vice chairman and the eldest son of Mr. Rui Lin Wu. Mr. Wu also serves as our secretary. Mr. Wu received a Diploma in Business Management from Huizhou University of the PRC. He joined us in 1992 and is responsible for our overall strategic planning, policy making and the overseas market development. Mr. Wu also serves as the chairman of QX Mobile (NYSE: QXM) and CECT since February 2003.

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
B.      COMPENSATION.
          The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2006 on an accrual basis, for services in all capacities, was Rmb 2,112,576 (US$270,701). During the fiscal year ended December 31, 2006, we contributed an aggregate amount of Rmb 22,365 (US$2,866) toward the pension plans of our directors and executive officers.
          We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chairman and chief executive officer at a director fee of Rmb 223,560 (US$28,646) and a salary of Rmb 534,060 (US$ 68,433) for 2006. Mr. Wu’s remuneration package includes benefits with respect to a motor car.

C.      BOARD PRACTICES.
          Each of our current directors was elected at our last annual meeting of shareholders held on December 1, 2006 to serve a one-year term or until their successor is elected and qualified.
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
Audit Committee
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
Nominating Committee
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

Compensation Committee
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
Nasdaq Requirements
          Our common shares are currently listed on the Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted amendments to its Rule 4350 to impose various corporate governance requirements on listed securities. Section (a) (1) of Rule 4350 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
          We currently comply with the specifically mandated provisions of Rule 4350. In addition, we have elected to voluntarily comply with certain other requirements of Rule 4350, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of Rule 4350. However, we have determined not to comply with the following provisions of Rule 4350 since the laws of the British Virgin Islands do not require compliance:
•	our independent directors do not hold regularly scheduled meetings in executive session;

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation;

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors; and

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person.
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Rule 4350.
D.      EMPLOYEES.
          As of December 31, 2006 and giving effect to the staff of CECT, our indirectly majority-owned subsidiary, we had a total of 1,401 full time employees, of which 12 are key management staff, 421 are engaged in sales and marketing, 138 are engaged in finance and administration, 589 are engaged in production and 241 are engaged in research and development. None of our employees is represented by a labor union and we believe that our working relationship with our employees is good.
E.      SHARE OWNERSHIP.
          The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of July 10, 2007 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	by each of our current executive officers and directors; and

•	by all current directors and executive officers as a group.
          As of July 10, 2007, we had 29,648,836 shares of our common stock issued and outstanding.
          This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially Owned
Wu Holdings Limited	6,819,000	(1)	23.0
Rui Lin Wu	6,819,000	(1)	23.0
Zhi Yang Wu	0		0
Zhi Zhong Wu (2)	275,922		1.0
Albert Leung	0		0
Ze Yun Mu	0		0
Sonny Kwok Wing Hung	0		0
Yi Hong Zhang	0		0
All directors and executive officers as a group (6 persons)	7,094,922		23.9
Galbo Enterprises Limited (3)	1,562,348		5.3

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.

(2)	Zhi Zhong Wu is a son of Rui Lin Wu, our chairman.

(3)	Their address is 8th Floor, Kat Cheung Mansion, 1 Lai Shun Street, North Point, Hong Kong.
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
          On February 24, 2006, the compensation committee approved the grant and issuance of 2,000,000 options at an exercise price of $7.00 per share to eleven persons, including the following officers, directors and related parties:
•	545,000 options — Rui Lin Wu, Chairman

•	400,000 options — Zhi Yang Wu, Vice Chairman

•	400,000 options — Zhi Zhong Wu, son of Chairman

•	400,000 options — Zhi Jian Wu, son of Chairman
          As of December 31, 2006, all 2,000,000 options had been exercised and no options to purchase shares of our common stock under the plan remained outstanding.
Other Options and Warrants Outstanding
          As of July 10, 2007, the following options and warrants to purchase shares of our common stock were outstanding:
•	warrants to purchase an aggregate of 375,000 shares of common stock at $9.86 per share at any time until February 17, 2010 which we granted to two accredited investors and the placement agent and finders in February 2005 in connection with a stock purchase agreement (“February 2005 SPA Warrants”)

•	warrants to purchase an aggregate of 37,494 shares of common stock at $9.86 per share at any time until April 13, 2010 which we granted to three accredited investors and two finders in April 2005 in connection with a stock purchase agreement (“April 2005 SPA Warrants”)

•	warrants to purchase an aggregate of 400,000 shares of common stock at $8.125 per share at any time until January 17, 2010 which we granted to an accredited investor in January 2006 in connection with a stock purchase agreement (“January 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 35,500 shares of common stock at $8.125 per share at any time until January 17, 2010 which we granted to a financial consultant and its employees and related parties in February 2006 in connection with certain corporate finance consulting and advisory services rendered to the Company during 2005 (“February 2006 Warrants”)

•	warrants to purchase an aggregate of 18,753 shares of common stock at $7.00 per share at any time until February 22, 2010 which we granted to an accredited investor in February 2006 in connection with a stock purchase agreement (“February 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 600,000 shares of common stock at $14.30 per share at any time until October 31, 2010 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of 2,000,000 shares of our common stock at US$12.00 per share (“October 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 545,455 shares of common stock at $14.30 per share at any time until October 31, 2011 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of $26,000,000 of our senior convertible notes (“October 2006 CB Warrants”).
          Each of the foregoing warrants contains provisions for the adjustment of exercise price and number of warrant shares in the event of “Dilutive Issuances” as defined therein.
          Accordingly, the number of warrants and the exercise price of the following warrants have been adjusted pursuant to the “Dilutive Issuances” provisions thereof as follows:
1.	February 2005 SPA Warrants — 416,561 warrants at $8.8762 per warrant

2.	April 2005 SPA Warrants — 41,649 warrants at $8.8762 per warrant

3.	January 2006 SPA Warrants — 438,828 warrants at $7.4061 per warrant

4.	February 2006 Warrants — 38,946 warrants at $7.4061 per warrant

5.	February 2006 SPA Warrants — 19,815 warrants at $6.6249 per warrant

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS.
     Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.
     We do not have available information as to the portion of our common stock held in the host country and the number of record holders in the host country.
     As of December 31, 2006, we had 82 record holders of our common stock. Of the 29,605,003 shares outstanding as of December 31, 2006, 20,931,431 shares were held by CEDE & Co.
     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.
     Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	The major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li
Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li
Mr. Jie Shi	Director (resigned on September 1, 2005)
Mr. Ming Zhu	Non-executive independent director (resigned on September 1, 2005)
Mr. Ze Yun Mu	Non-executive independent director
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder
Qiao Xing Development Limited (“QXDL”)	Common director
Shanghai Sunplus Communication Technology Company Limited (“SSCT”)	Common director until September 2004
Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A company 5% owned by QXGL until March 2005
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
Shenzhen Tianna I/E Trade Company Limited (“STIE”)	A company 90% owned by QXGL
China Electronics Corporation (“CEC”)	Minority owner of CECT until July 29, 2005

Name of related parties	Existing relationship with the Company
CEC Wireless R&D Limited (“CECW”)	CEC is a shareholder
Beijing China Electronics Changsheng Investment Management Company Limited (“BCECIM”)	CEC is a shareholder
China Electronics Beijing Real Estate Management Co., Ltd. (“CEBREM”)	CEC is a shareholder
     Summary of related party transactions is as follows:

	2004	2005	2006
	Rmb’000	Rmb’000	Rmb’000	US$’000
Operating lease rentals charged by CEC	2,743	1,325	—	—
Property management fees paid and payable to:
- CEBREM	971	852	—	—
- QXGL	68	61	90	12
Rental income from CECM	1,110	—	—	—
Research and development fee paid to CECW	391	—	—	—
Purchases from:
- QXDL	3,290	—	—	—
- SSCT	354,368	—	—	—
- STIE	103,379	—	—	—
Sales to:
- CECM	17,536	—	—	—
- Calilee	293,097	—	—	—
- QFST	12,458	41,928	69,232	8,871
     Other transactions with related parties are set out in Note 1, 11, 13, 16 and 20 to the consolidated financial statements.
     Summary of related party balances is as follows:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Due from:
- Exquisite Jewel Limited	6	5	1
- Wu Holdings Limited	24	24	3

	30	29	4

Due to:
- Mr. Rui Lin Wu	2,428	4,516	579

Accounts receivable from:
- CECM	3,323	—	—
- QFST	9,056	44,443	5,695

	12,379	44,443	5,695

     Other balances with related parties are disclosed in Note 7, 11 and 20 to the consolidated financial statements.

     Except for the balances owing to the Company’s shareholders as disclosed in Note 20, all other balances with related parties are unsecured, non-interest bearing and without pre-determined repayment terms.
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

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “XING.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low
Year ended December 31, 2002	$5.58	$0.77
Year ended December 31, 2003	$14.33	$1.90
Year ended December 31, 2004	$14.98	$6.50
Year ended December 31, 2005	$8.50	$5.04
Year ended December 31, 2006	$17.09	$6.49

Quarter ended March 31, 2005	$8.50	$5.55
Quarter ended June 30, 2005	$7.37	$5.04
Quarter ended September 30, 2005	$6.11	$5.13
Quarter ended December 31, 2005	$8.29	$5.11

Quarter ended March 31, 2006	$8.85	$6.49
Quarter ended June 30, 2006	$12.40	$7.21
Quarter ended September 30, 2006	$14.15	$9.81
Quarter ended December 31, 2006	$17.09	$11.79

Quarter ended March 31, 2007	$19.56	$12.58
Quarter ended June 30, 2007	$18.40	$12.26

Month ended December 31, 2006	$13.79	$11.79
Month ended January 31, 2007	$16.88	$12.58
Month ended February 28, 2007	$19.56	$15.81
Month ended March 31, 2007	$17.91	$14.58
Month ended April 30, 2007	$18.40	$16.49
Month ended May 31, 2007	$16.66	$12.61
Month ended June 30, 2007	$13.61	$12.26
Month ended July 31, 2007*	$12.40	$12.32

*	Through July 9, 2007
B. PLAN OF DISTRIBUTION.
     Not applicable.

C. MARKETS.
     Our common stock is listed and quoted for trading on The Nasdaq Global Market System (formerly the Nasdaq National Market System) since February 16, 1999.
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

C. MATERIAL CONTRACTS.
     Except for the agreements relating to our issuance of convertible notes, common stock and warrants and the non-competition agreement as described in Item 4. Information on the Company, we did not enter into any other material contracts for the years ended December 31, 2005 and 2006.
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
     As of December 31, 2006, our aggregate bank loans, at various fixed interest rates, amounted to Rmb 735.5 million (US$94.2 million). Due to the relatively stable interest rate in the PRC, we do not believe that material risk on interest rates exists.

     For the year ended December 31, 2006, about 97% of our products were sold in Mainland China and the great majority of our sales income are denominated in Rmb. Our major expenses are also denominated in Rmb. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates.
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
     None.
ITEM 15T. CONTROLS AND PROCEDURES
Disclosure controls and procedures.
     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. The design of any system of disclosure controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any disclosure controls and procedures will succeed in achieving their stated goals under all potential future conditions.
     In connection with the preparation of this Annual Report on Form 20-F, as of the end of the fiscal period covered by this Annual Report on Form 20-F (December 31, 2006), the Company

performed an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) under the Exchange Act.
     In performing this assessment, the Company considered the implications of certain misstatements identified in the financial statements of Qiao Xing Mobile Communication Co., Ltd. (QXMC). QXMC, a consolidated subsidiary of the Company, has recently become a U.S. listed company through an initial public offering, or IPO. In connection with the audits of QXMC’s consolidated financial statements, certain misstatements for the years 2005, 2004 and 2003 were identified that were not initially detected through the Company’s internal control over financial reporting.
     As a result, management has decided to restate the Company’s consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.
     These misstatements in the financial statements of the Company resulted from the following four deficiencies in the Company’s system of internal controls over financial reporting:
•	Insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of the accounting principles generally accepted in the United States of America commensurate with the Company’s financial reporting requirements; this insufficient complement of personnel contributed to each of the control deficiencies discussed below:

•	Ineffective controls to ensure that the appropriateness of valuation methods was adequately evaluated and any significant assumptions used were properly supported and documented (including those used by specialists engaged by the Company), and to ensure that presentation and disclosure of fair value measurements were made in accordance with the accounting principles generally accepted in the United States of America;

•	Ineffective controls to identify and measure differences between the respective tax and financial reporting bases of certain assets and liabilities and to determine the applicable income tax rate to ensure that deferred taxes were accurately presented in the Company’s consolidated financial statements; and

•	Ineffective controls for the revenues recognition to recognize the technical service income in the period when the service was rendered and failed to recognize the revenue from the sales of co-operative products in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent on a net basis as service fee income.
     These control deficiencies contributed to the need to restate the Company’s financial statements. As described in the restatement notes at the beginning of this Form 20-F, in Item 5 Operating and Financial Review and Prospects of this Form 20-F and in Note 2 in the financial statements for the fiscal year 2006, the impacts of the restatements on the financial statements as of December 31, 2005, 2004 and 2003 were to reduce the originally reported net income by Rmb 3,798,000, Rmb 21,458,000 and Rmb 16,287,000, respectively, in addition to other adjustments identified and recorded during the course of preparing financial statements. Accordingly, the Company’s management determined that these control deficiencies represent material weaknesses, because they had resulted in misstatements.

     In addition, as a result of the management’s assessment on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, management has concluded that the following three control deficiencies identified constitute material weaknesses in addition to the four material weaknesses identified above:
•	Lack of an effective enterprise risk management system;

•	Lack of an effective anti-fraud program and whistleblower system; and

•	Lack of an independent and effective internal audit function.
     Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of the end of the fiscal period covered by this Annual Report on Form 20-F (December 31, 2006), as a result of the material weaknesses in the Company’s internal control over financial reporting.
     We have also identified significant deficiencies in our internal control over financial reporting.
Remediation Steps to Address Material Weaknesses in the Company’s Internal Control over Financial Reporting and Ineffectiveness of Disclosure Controls and Procedures
     To remediate the material weakness in the Company’s internal control over financial reporting and the ineffectiveness of its disclosure controls and procedures, the Company has performed the following:
•	Recruited in September 2006 a highly qualified accountant to increase the knowledge of accounting and strengthen internal controls within the Company. The management is committed to providing the accounting staff with additional support and training in order to enable them to identify unusual or complex transactions requiring further consideration by technical accounting experts or others within the organization;

•	Engaged an independent registered public accounting firm other than the Company’s external auditors, as the need arises, to assist in evaluating complex transactions such as the issuance of convertible bonds with warrants, as well as to assist in preparing and reviewing the appropriate supporting documentation; and

•	Committed to engage an independent international risk consulting firm to establish, implement and monitor internal controls to ensure that sound corporate governance including an effective enterprise risk management system, an anti-fraud program and whistleblower system and internal audit functions is in place.

     While we have begun to take the actions described above to address the material weaknesses and significant deficiencies identified, additional measures will be necessary and these measures, along with other measures we expect to take to improve our internal control over financial reporting, may not be sufficient to address the material weaknesses and significant deficiencies identified to provide reasonable assurance that our internal control over financial reporting is effective. In addition, we may in the future identify additional material weaknesses in our internal control over financial reporting.
     It is expected that the above remediation measures will be completed by December 31, 2007.
Changes in Internal Control over Financial Reporting
     All changes in our internal control over financial reporting that occurred during the year ended December 31, 2006, that have a material effect or, are reasonably likely to have a material effect, on our internal control over financial reporting are disclosed above in “—Remediation Steps to Address Material Weaknesses in the Company’s Internal Control over Financial Reporting and Ineffectiveness of Disclosure Controls and Procedures.”
Management’s Annual Report on Internal Control over Financial Reporting.
     Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act. Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company’s internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company’s internal control over financial reporting is effective. The Company’s internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect all misstatements.
     Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission in Internal Control — Integrated Framework. These criteria include the control environment, risk assessment, control activities, information and communication and monitoring of each of the above criteria.
     In performing this assessment, the Company considered the implications of certain misstatements identified in the financial statements of Qiao Xing Mobile Communication Co., Ltd. (QXMC). QXMC, a consolidated subsidiary of the Company, has recently become a U.S. listed company through an initial public offering, or IPO.

     In connection with the audits of QXMC’s consolidated financial statements, certain misstatements for the years 2005, 2004 and 2003 were identified that were not initially detected through the Company’s internal control over financial reporting.
     These misstatements in the financial statements of the Company resulted from the following four deficiencies in the Company’s system of internal controls over financial reporting:
•	Insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of the accounting principles generally accepted in the United States of America commensurate with the Company’s financial reporting requirements; this insufficient complement of personnel contributed to each of the control deficiencies discussed below:

•	Ineffective controls to ensure that the appropriateness of valuation methods was adequately evaluated and any significant assumptions used were properly supported and documented (including those used by specialists engaged by the Company), and to ensure that presentation and disclosure of fair value measurements were made in accordance with the accounting principles generally accepted in the United States of America;

•	Ineffective controls to identify and measure differences between the respective tax and financial reporting bases of certain assets and liabilities and to determine the applicable income tax rate to ensure that deferred taxes were accurately presented in the Company’s consolidated financial statements; and

•	Ineffective controls for the revenues recognition to recognize the technical service income in the period when the service was rendered and failed to recognize the revenue from the sales of co-operative products in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent on a net basis as service fee income.
     Accordingly, the Company determined to restate the Company’s prior period financial statements for the years ended December 31, 2003 through December 31, 2005 to correct the accounting practices used by it in connection with the above control deficiencies. See the restatement notes at the beginning of this Form 20-F, in Item 5 Operating and Financial Review and Prospects in this Form 20-F and in Note 2 in the financial statements for the fiscal year 2006 for further discussion of the impact of the restatements.
     A material weakness in internal control over financial reporting is a significant deficiency (within the meaning of the Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 2), or combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. PCAOB Auditing Standard No. 2 identifies a number of circumstances that, because of their likely significant negative effect on internal control over financial reporting, are to be regarded as at least significant deficiencies as well as strong indicators that a material weakness exists, including the restatement of previously-issued financial statements to reflect the correction of a misstatement. Management evaluated the impact of the restatement of the Company’s previously-issued financial statements on the Company’s assessment of its system of internal control and has concluded that the four control deficiencies identified above represented material weaknesses.
     In addition, as a result of the management’s assessment on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, management has concluded that the following three control deficiencies identified constitute material weaknesses in addition to the four material weaknesses identified above:
•	Lack of an effective enterprise risk management system;

•	Lack of an effective anti-fraud program and whistleblower system; and

•	Lack of an independent and effective internal audit function.
     Accordingly, management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was not effective based on the criteria set forth by the COSO of the Treadway Commission in Internal Control — Integrated Framework.
     This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding management’s assessment of the Company’s internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a) Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $250,000 for the fiscal year ended December 31, 2005 and $288,000 for the fiscal year ended December 31, 2006.
(b) Audit — Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were $2,500 for the fiscal year ended December 31, 2005 and $29,800 for the fiscal year ended December 31, 2006.
(c) Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $0 for the fiscal years ended December 31, 2005 and December 31, 2006.
(d) All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item, were $0 for the fiscal years ended December 31, 2005 and December 31, 2006.
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
We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Telephone, Inc. and Subsidiaries (the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Universal Telephone, Inc. and Subsidiaries as of December 31, 2005 and 2006, and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
The consolidated financial statements for 2003, 2004 and 2005 have been restated as discussed in Note 2.
/S/ GROBSTEIN, HORWATH & COMPANY LLP
GROBSTEIN, HORWATH & COMPANY LLP
Sherman Oaks, California
June 29, 2007

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2006

	Note	2005	2006
		Rmb’000	Rmb’000	US$’000
		(Restated) (Note 2)		[Note 3(v)]
ASSETS
Current assets:
Cash and cash equivalents		391,660	1,096,477	140,500
Restricted cash	16	136,206	286,025	36,650
Restricted cash held in trust by a director	16	13,315	87,748	11,244
Bills receivable		401,186	403,922	51,758
Accounts receivable, net	4	674,017	857,370	109,861
Inventories	5	233,721	232,356	29,774
Prepaid expenses	6	296,289	453,024	58,049
Other current assets	7	13,455	4,182	536
Due from related parties	30	30	29	4
Deferred tax assets	23	—	5,924	759
Deferred debt issuance costs, net	19	—	22,847	2,928

Total current assets		2,159,879	3,449,904	442,063
Property, machinery and equipment, net	8	52,664	209,542	26,850
Construction-in-progress	9	59,105	60,295	7,726
Lease prepayments, net	10	173,161	207,206	26,551
Other non-current assets	11	8,282	8,249	1,057
Investments at cost	12	7,803	7,803	1,000
Goodwill	14	20,714	110,134	14,112
Other acquired intangible assets, net	15	52,939	93,008	11,918
Deferred debt issuance costs, net	19	—	31,845	4,081

Total assets		2,534,547	4,177,986	535,358

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	16	754,212	1,155,290	148,036
Accounts payable		337,780	225,639	28,913
Other payables	17	16,949	11,989	1,536
Accrued liabilities	18	58,614	61,688	7,905
Deposits received		10,729	2,036	261
Deferred revenues		53,442	15,389	1,972
Due to related parties	30	2,428	4,516	579
Taxation payable	23	68,886	46,272	5,929
Embedded derivative liability	19	—	340,899	43,682
Convertible notes	19	—	87,471	11,208

Total current liabilities		1,303,040	1,951,189	250,021
Convertible notes	19	—	222,087	28,458
Shareholders’ loans	20	7,959	7,697	986
Deferred tax liabilities	23	5,419	11,740	1,504

Total liabilities		1,316,418	2,192,713	280,969

Minority interests		220,832	115,224	14,765

Commitments and Contingencies	27

Shareholders’ equity:
Common stock, par value Rmb0.008 (equivalent of US$0.001); authorized 50,000,000 shares; outstanding and fully paid - 18,646,676 shares as of December 31, 2005 and 29,605,003 as of December 31, 2006	21	154	242	31
Additional paid-in capital		554,178	1,439,473	184,451
Retained earnings		441,870	422,036	54,079
Cumulative translation adjustments		1,095	8,298	1,063

Total shareholders’ equity		997,297	1,870,049	239,624

Total liabilities, minority interests and shareholders’ equity		2,534,547	4,177,986	535,358

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	Note		2004		2005		2006
			Rmb’000		Rmb’000		Rmb’000		US$’000
			(Restated) (Note 2)		(Restated) (Note 2)				[Note 3(v)]
Net sales				1,720,389		2,635,184		3,221,212		412,759
Cost of goods sold				(1,497,177)		(2,156,798)		(2,651,392)		(339,743)

Gross profit				223,212		478,386		569,820		73,016
Operating expenses:
Selling expenses				(29,065)		(24,726)		(28,401)		(3,639)
General and administrative expenses				(90,554)		(55,341)		(126,076)		(16,155)
Research and development				(18,378)		(20,694)		(30,747)		(3,940)
In process research and development	13	(c)		—		—		(41,739)		(5,348)
Amortization of acquired intangible assets	15			(11,880)		(11,880)		(15,178)		(1,945)

Income from operations				73,335		365,745		327,679		41,989
Interest income				492		7,130		8,108		1,039
Exchange loss, net				—		(2,659)		3,225		413
Interest expense	32			(27,060)		(41,752)		(100,432)		(12,869)
Loss on remeasurement of embedded derivatives	19			—		—		(134,439)		(17,227)
Gain on disposal of subsidiary	13	(a)		—		10,307		—		—
Gain on disposal of equity investee				11,397		—		—		—
Impairment of investment at cost				—		(7,348)		—		—
Other income, net				1,597		640		4,453		571

Income before income tax				59,761		332,063		108,594		13,916
Provision for income tax	23			(7,397)		(25,486)		(58,192)		(7,457)

Income before minority interests				52,364		306,577		50,402		6,459
Minority interests				(51,903)		(99,270)		(84,473)		(10,824)
Equity in earnings of equity investees				955		—		—		—

Net income (loss) before extraordinary gain				1,416		207,307		(34,071)		(4,365)
Extraordinary gain on acquisition of minority interests — net of nil tax	13(a),	(b)		—		37,592		14,237		1,824

Net income (loss)				1,416		244,899		(19,834)		(2,541)

Other comprehensive income — Translation adjustments				70		1,821		7,203		923

Comprehensive income (loss)				1,486		246,720		(12,631)		(1,618)

Basic earnings (loss) per common share:
Before extraordinary gain	25		Rmb	0.09	Rmb	11.32	Rmb	(1.44)	US$	(0.19)
Extraordinary gain	25			—	Rmb	2.05	Rmb	0.60	US$	0.08

After extraordinary gain	25		Rmb	0.09	Rmb	13.37	Rmb	(0.84)	US$	(0.11)

Diluted earnings (loss) per common share:
Before extraordinary gain	25		Rmb	0.09	Rmb	11.32	Rmb	(2.03)	US$	(0.26)
Extraordinary gain	25			—	Rmb	2.05	Rmb	0.59	US$	0.07

After extraordinary gain	25		Rmb	0.09	Rmb	13.37	Rmb	(1.44)	US$	(0.19)

Weighted average number of shares outstanding
Basic	25			16,443,000		18,319,000		23,712,000		23,712,000

Diluted	25			16,560,000		18,320,000		24,016,000		24,016,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

	2004	2005	2006
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated) (Note 2)	(Restated) (Note 2)		[Note 3(v)]
Cash flows from operating activities:
Net income (loss)	1,416	244,899	(19,834)	(2,541)
Adjustments to reconcile net income (loss) to net cash used in operating activities —
Depreciation of property, machinery and equipment	12,105	11,831	11,124	1,425
Amortization of other acquired intangible assets	11,880	11,880	15,178	1,945
Amortization of deferred debt issuance costs	—	—	11,339	1,453
Accretion of convertible note discounts	—	—	36,880	4,726
Loss on remeasurement of embedded derivatives	—	—	134,439	17,227
In process research and development	—	—	41,739	5,348
Bad debt expense	5,617	111	2,116	271
Net loss (gain) on disposal of property, machinery and equipment	100	(339)	8	1
Stock-based compensation	32,736	700	58,707	7,523
Foreign exchange loss (gain)	—	2,659	(3,225)	(413)
Interest expense on shareholders’ loans	478	473	459	59
Gain on disposal of subsidiary	—	(10,307)	—	—
Gain on disposal of equity investee	(11,397)	—	—	—
Impairment of investment at cost	—	7,348	—	—
Deferred income tax	(3,007)	(2,327)	(8,003)	(1,025)
Minority interests	51,903	99,270	84,473	10,824
Equity in earnings of equity investees	(955)	—	—	—
Extraordinary gain on acquisition of minority interests	—	(37,592)	(14,237)	(1,824)
Changes in operating assets and liabilities —
Accounts receivable	(189,629)	(230,265)	(185,469)	(23,766)
Bills receivable	(218,536)	(162,814)	(2,736)	(351)
Inventories	(144,120)	59,686	2,418	310
Prepaid expenses	107,167	(12,171)	(155,906)	(19,977)
Other current assets	(64)	722	9,273	1,188
Taxation receivable	10,310	—	—	—
Due from related parties	(30)	155	—	—
Non-current prepayments	4,097	4,062	4,130	529
Accounts payable	126,084	34,670	(112,141)	(14,370)
Other payables	(13,065)	7,348	(1,286)	(165)
Accrued liabilities	13,819	24,726	3,074	394
Deposits received	(1,485)	3,330	(8,693)	(1,114)
Deferred revenues	(7,219)	(7,675)	(38,053)	(4,876)
Taxation payable	2,429	66,457	(22,614)	(2,898)
Due to related parties	5,330	(25,605)	2,088	268

Net cash (used in) provided by operating activities	(204,036)	91,232	(154,752)	(19,829)

Cash flows from investing activities:
Acquisitions of property, machinery and equipment	(27,859)	(8,926)	(168,461)	(21,586)
Acquisition of land use right	(8,000)	—	(39,004)	(4,998)
Net cash inflow from disposal of equity investee [Note 29(b)]	21,600	50,400	—	—
Net cash outflow from acquisition of minority interests [Note 13(c) and 29(c)]	(1,000)	(126)	(170,343)	(21,828)
Expenditures on construction-in-progress	(49,750)	(8,171)	(1,190)	(152)
Proceeds from disposal of property, machinery and equipment	3,009	6,882	241	31
Increase in restricted cash	(20,451)	(43,881)	(224,252)	(28,735)

Net cash (used in) provided by investing activities	(82,451)	(3,822)	(603,009)	(77,268)

	2004	2005	2006
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated) (Note 2)	(Restated) (Note 2)		[Note 3(v)]
Cash flows from financing activities:
New short-term borrowings	1,353,372	754,212	2,541,004	325,598
Repayment of short-term borrowings	(1,092,658)	(700,186)	(2,137,013)	(273,832)
Repayment of capital lease obligation	(1,511)	(3,775)	—	—
Net proceeds from issuance of convertible notes	—	—	482,041	61,768
Net proceeds from exercise of options and warrants	45,638	—	259,637	33,269
Net proceeds from issuance of common stock	—	111,704	317,900	40,735

Net cash provided by financing activities	304,841	161,955	1,463,569	187,538

Effect of translation adjustments	70	1,405	(991)	(127)

Net increase in cash and cash equivalents	18,424	250,770	704,817	90,314
Cash and cash equivalents, beginning of year	122,466	140,890	391,660	50,186

Cash and cash equivalents, end of year	140,890	391,660	1,096,477	140,500

Supplemental disclosure of cash flow information (Note 29)
The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

						Accumulated
						other
						comprehensive
						income (loss) —
		Common stock		Additional		cumulative
		Number of		paid-in	Retained	translation
	Note	shares	Amount	capital	earnings	adjustments	Total
		’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Balance as of December 31, 2003, as previously reported		15,538	129	366,246	211,842	(796)	577,421
Aggregate impact of restatement adjustments	2	—	—	—	(16,287)	—	(16,287)

Balance as of December 31, 2003, as restated		15,538	129	366,246	195,555	(796)	561,134
Issuance of common stock	21	1,007	8	45,630	—	—	45,638
Recognition of compensation expense	21, 22(a)	100	1	32,735	—	—	32,736
Net income		—	—	—	1,416	—	1,416
Shareholders’ contribution	20	—	—	478	—	—	478
Translation adjustments		—	—	—	—	70	70

Balance as of December 31, 2004, as restated		16,645	138	445,089	196,971	(726)	641,472
Issuance of common stock	21	2,000	16	119,994	—	—	120,010
Stock issuance costs		—	—	(22,041)	—	—	(22,041)
Issue of stock purchase warrants to investors and external consultants	22(b)	—	—	9,963	—	—	9,963
Recognition of compensation expense	21, 22(a)	2	—	700	—	—	700
Net income		—	—	—	244,899	—	244,899
Shareholders’ contribution	20	—	—	473	—	—	473
Translation adjustments		—	—	—	—	1,821	1,821

Balance as of December 31, 2005, as restated		18,647	154	554,178	441,870	1,095	997,297
Issuance of common stock	21	10,958	88	791,654	—	—	791,742
Stock issuance costs		—	—	(77,115)	—	—	(77,115)
Warrant issuance cost		—	—	(2,562)	—	—	(2,562)
Issue of stock purchase warrants to investors and external consultants	22(b)	—	—	114,152	—	—	114,152
Recognition of compensation expense	22(a)	—	—	58,707	—	—	58,707
Net loss		—	—	—	(19,834)	—	(19,834)
Shareholders’ contribution	20	—	—	459	—	—	459
Translation adjustments		—	—	—	—	7,203	7,203

Balance as of December 31, 2006		29,605	242	1,439,473	422,036	8,298	1,870,049

Balance as of December 31, 2006 (in US$’000)			31	184,451	54,079	1,063	239,624

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
     Details of the Group’s subsidiaries and equity joint ventures are as follows:

Percentage of equity
	Place of	interest attributable to
Name	incorporation	the Group	Principal activities
2005 2006
Hui Zhou Qiao Xing Communication Industry Limited (“QXCI”)	Mainland China	90.0% 90.0% Note (a)	Manufacturing and sales of mobile phones and indoor phones

Hui Zhou Qiao Xing Property Limited (“QXPL”)	Mainland China	90.0% 90.0% Note (b)	Property holding

Qiao Xing Mobile Communication Company Limited (“QXMC”)	BVI	80.0% 100.0% Note (c)	Investment holding

Qiao Xing Communication Holdings Limited (“QXCH”)	BVI	100.0% 100.0% Note (d)	Investment holding

CEC Telecom Co., Ltd. (“CECT”)	Mainland China	72.0% 93.4% Note (e)	Manufacturing and sales of mobile phones and accessories
     Notes —
     (a) QXCI is an equity joint venture established in Mainland China on December 2, 2002 between the Group and Qiao Xing Group Limited (“QXGL”), a company beneficially owned by Mr. Rui Lin Wu, to be operated for a term of 15 years until December 1, 2017. Its registered capital is Rmb187,485,500 which was fully paid up on June 19, 2006.

     (b) QXPL is an equity joint venture established in Mainland China on December 17, 2002 between the Group and QXGL to be operated for a term of 15 years until December 16, 2017. Its registered capital is Rmb2,125,800 which was fully paid up on March 28, 2003.
     (c) QXMC was incorporated in the BVI on January 31, 2002 between the Group and Galbo Enterprises Limited, an independent third party. Its authorized capital is US$50,000, of which US$10,000 has been issued and paid up on August 28, 2002.
     As more fully described in Note 13(c), on November 30, 2006, the Company acquired the remaining 20% equity interest in QXMC from Galbo Enterprises Limited at a total consideration of RMB356,064,000. As a result, QXMC became a wholly-owned subsidiary of the Company.
     (d) QXCH was incorporated in the BVI on May 21, 2002. Its authorized capital is US$50,000, of which US$1 has been issued and paid up by June 8, 2002.
     (e) CECT is a limited liability company established in the PRC on May 22, 2000 with an initial permitted operating period of 30 years. QXMC completed the acquisition of an initial 65%equity interest in CECT from Tianjin Economic-Technological Development Area Co., Ltd. (‘‘TEDA’’), China Electronics Corporation (‘‘CEC’’) and other group companies of CEC at an aggregate cash consideration of Rmb312,750,000 on February 8, 2003. Upon the acquisition, the permitted operating period of CECT has been extended to February 7, 2033.
     As more fully described in Note 13(a), on July 31, 2005, QXMC completed the acquisition of an additional 25% equity interest in CECT from CEC via QXCI. The Group structured the acquisition of the additional equity interest in CECT by QXMC through QXCI to facilitate the governmental approval process for the acquisition. Also, on July 31, 2006, QXMC injected additional capital of US$18,750,000 (RMB149,600,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT was increased from 90% to 93.41%, which has been accounted for under the purchase method of accounting [Note 13(b)].
     In December 2006, TEDA disposed of its remaining 6.59% interest in CECT to QXGL and as of December 31, 2006, CECT is owned as to 93.41% by QXMC and 6.59% by QXGL.
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
     Concentration of credit risk
     The Group performs ongoing credit evaluations of each customer’s financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s expectations. As of December 31, 2006, the Group’s five largest accounts receivable accounted for approximately 43% of the Group’s total accounts receivable.
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

2. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS
     The Company has restated its consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 for the items discussed below. These items resulted in adjustments that reduced net income by Rmb3,798,000 in 2005, Rmb21,458,000 in 2004, and Rmb16,287,000 in 2003.
     (i) In QXMC’s acquisition of its initial 65% interest in CECT in February 2003 and QXMC’s acquisition of an additional 25% in CECT in July 2005, certain assumptions and certain valuation methods to process data provided by management were used by the valuation specialist engaged by the Company in determining the fair value adjustments assigned to the assets acquired and liabilities assumed. Management has reassessed the assumptions and the valuation methods used by the valuation specialist and as result of this reassessment the Company has restated its prior years’ consolidated financial statements to reflect adjustments that have been made to the fair value of acquired assets (including equity investments and intangible assets) and the recognition of deferred tax assets and liabilities as of the date of the acquisitions and thereafter. A summary of the restatements as they impact the statement of operations is as follows:

	Over (Understatement)
	2003	2004	2005
	Rmb’000	Rmb’000	Rmb’000
In-process research and development	(13,437)	—	—
Amortization of acquired intangible assets	(3,936)	(836)	(1,721)
Impairment of acquired intangible assets	—	—	3,852
Gain on disposal of equity investee	—	30,068	—
Gain on disposal of other equity investments	—	—	5,035
Impairment of investment at cost	—	—	(7,348)
Provision for income tax	(5,862)	3,007	2,327
Minority interests	6,948	5,618	2,842
Extraordinary gain on acquisition of minority interests	—	—	(2,106)
Net income	16,287	22,279	2,977

     (ii) As a result of an incorrect application of the provisions of EITF No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” to transactions in which a subsidiary of the Company collected and remitted monies on behalf of certain suppliers and their clients without acting as a principal or assuming the primary obligation in the relationship, the sales revenue and cost of goods sold during the years ended December 31, 2003, 2004 and 2005 were both overstated by equal amounts of Rmb59.5 million, Rmb263.1 million and Rmb239.2 million, respectively. The overstatement, however, does not affect previously reported gross profit, income from operations or net income and has no impact on cash flows or the consolidated balance sheets of previously issued financial statements.
     (iii) Due to the incorrect recognition of losses in excess of the Group’s original guaranteed return on its equity investment in a 49%-owned entity that the Group accounts for using the equity method, the equity in earnings of equity investees and the net income for the year ended December 31, 2004 were understated by Rmb1,579,000 and Rmb821,000, respectively. For the year ended December 31, 2005, the error resulted in an overstatement of the gain on disposal of equity investment by Rmb1,579,000 and an overstatement of net income by Rmb821,000. The impact of the error on the consolidated balance sheet as of December 31, 2004 was an understatement of total assets by

Rmb1,579,000, an overstatement of minority interests by Rmb758,000 and an understatement of net assets by Rmb821,000. The error has no impact on cash flows and the consolidated balance sheet as of December 31, 2005.
     The following are summaries of the effects of the restatements on the Company’s consolidated balance sheet as of December 31, 2003, 2004 and 2005, and on the Company’s consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005:
     Consolidated Balance Sheet as of December 31, 2005

			Effects of
		Effects of	reclassification
	As originally	restatement	adjustments
	reported	adjustments	[Note 3(z)]	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Total current assets	2,155,818	—	4,061	2,159,879
Investments at cost	7,634	169	—	7,803
Goodwill	72,088	(51,374)	—	20,714
Other acquired intangible assets, net	48,227	4,712	—	52,939
Other non-current assets	297,273	—	(4,061)	293,212

Total assets	2,581,040	(46,493)	—	2,534,547

Total liabilities	1,310,999	5,419	—	1,316,418
Minority interests	231,201	(10,369)	—	220,832
Total shareholders’ equity	1,038,840	(41,543)	—	997,297

Total liabilities, minority interests and shareholders’ equity	2,581,040	(46,493)	—	2,534,547

     Consolidated Statement of Operations for the year ended December 31, 2005

			Effects of
		Effects of	reclassification
	As originally	restatement	adjustments
	reported	adjustments	[Note 3(z)]	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Net sales	2,874,336	(239,152)	—	2,635,184
Cost of goods sold	(2,385,287)	239,152	(10,663)	(2,156,798)

Gross profit	489,049	—	(10,663)	478,386
Operating expenses	(125,435)	2,131	10,663	(112,641)

Income from operations	363,614	2,131	—	365,745
Other income and expenses	(19,720)	(13,962)	—	(33,682)

Income before income tax	343,894	(11,831)	—	332,063
Provision for income tax	(27,813)	2,327		(25,486)

Income before minority interests	316,081	(9,504)	—	306,577
Minority interests	(102,870)	3,600	—	(99,270)

Net income before extraordinary gain	213,211	(5,904)		207,307
Extraordinary gain on acquisition of minority interests net of nil tax	35,486	2,106		37,592

Net income	248,697	(3,798)	—	244,899

     Consolidated Balance Sheet as of December 31, 2004

			Effects of
		Effects of	reclassification
	As originally	restatement	adjustments
	reported	adjustments	[Note 3(z)]	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Total current assets	1,563,091	—	3,090	1,566,181
Investment at equity	3,321	(3,321)	—	—
Investments at cost	22,599	17,452	—	40,051
Goodwill	72,088	(51,374)	—	20,714
Other acquired intangible assets, net	62,238	2,581	—	64,819
Other non-current assets	353,373	—	(3,090)	350,283

Total assets	2,076,710	(34,662)	—	2,042,048

Total liabilities	1,147,356	10,337	—	1,157,693
Minority interests	250,137	(7,254)	—	242,883
Total shareholders’ equity	679,217	(37,745)	—	641,472

Total liabilities, minority interests and shareholders’ equity	2,076,710	(34,662)	—	2,042,048

     Consolidated Statement of Operations for the year ended December 31, 2004

			Effects of
		Effects of	reclassification
	As originally	restatement	adjustments
	reported	adjustments	[Note 3(z)]	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Net sales	2,019,081	(263,121)	(35,571)	1,720,389
Cost of goods sold	(1,795,482)	263,121	35,184	(1,497,177)

Gross profit	223,599	—	(387)	223,212
Operating expenses	(149,428)	(836)	387	(149,877)

Income from operations	74,171	(836)	—	73,335
Other income and expenses	16,494	(30,068)	—	(13,574)

Income before income tax	90,665	(30,904)	—	59,761
Provision for income tax	(10,404)	3,007		(7,397)

Income before minority interests	80,261	(27,897)	—	52,364
Minority interests	(56,763)	4,860	—	(51,903)
Equity in earnings of equity investees	(624)	1,579	—	955

Net income	22,874	(21,458)	—	1,416

     Consolidated Balance Sheet as of December 31, 2003

			Effects of
		Effects of	reclassification
	As originally	restatement	adjustments
	reported	adjustments	[Note 3(z)]	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Total current assets	1,043,531	138	4,126	1,047,795
Investment at equity	37,214	37,586	—	74,800
Investments at cost	14,965	5,035	—	20,000
Goodwill	72,088	(51,374)	—	20,714
Other acquired intangible assets, net	73,282	3,417	—	76,699
Other non-current assets	287,422	—	(4,126)	283,296

Total assets	1,528,502	(5,198)	—	1,523,304

Total liabilities	757,707	13,482	—	771,189
Minority interests	193,374	(2,393)	—	190,981
Total shareholders’ equity	577,421	(16,287)	—	561,134

Total liabilities, minority interests and shareholders’ equity	1,528,502	(5,198)	—	1,523,304

     Consolidated Statement of Operations for the year ended December 31, 2003

			Effects of
		Effects of	reclassification
	As originally	restatement	adjustments
	reported	adjustments	[Note 3(z)]	As restated
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
Net sales	1,843,282	(59,522)		1,783,760
Cost of goods sold	(1,598,615)	59,522	(4,703)	(1,543,796)

Gross profit	244,667	—	(4,703)	239,964
Operating expenses	(209,599)	(17,373)	2,740	(224,232)

Income from operations	35,068	(17,373)	(1,963)	15,732
Other income and expenses	(13,852)	—	1,963	(11,889)

Income before income tax	21,216	(17,373)	—	3,843
Provision for income tax	—	(5,862)	—	(5,862)

Income before minority interests	21,216	(23,235)	—	(2,019)
Minority interests	(35,748)	6,948	—	(28,800)
Equity in earnings of equity investees	6,802	—	—	6,802

Net loss	(7,730)	(16,287)	—	(24,017)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a) Basis of consolidation
     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, including equity joint ventures. All material intra-group balances and transactions have been eliminated on consolidation.
     The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. U.S. GAAP differs from that used in the statutory financial statements of the major operating subsidiaries of the Group, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to joint venture enterprises as established by the Ministry of Finance of Mainland China (“Mainland Chinese GAAP”). Certain accounting principles stipulated under U.S. GAAP are not applicable in Mainland China. Adjustments between Mainland Chinese GAAP and U.S. GAAP includes the transfers to dedicated reserves as required under Mainland Chinese GAAP, as well as, (i) recognition of deferred tax assets and liabilities, (iii) recognition of share-based compensation expenses, (iv) recognition of goodwill, (iv) recognition and amortization of identifiable intangible assets, (v) recognition and fair value remeasurement of financial instruments as required under U.S. GAAP.
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
     (f) Property, machinery and equipment and construction-in-progress
     Property, machinery and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Property, machinery and equipment acquired in a purchase business combination are initially recorded based on fair value for the acquired interest with the remaining amount recorded at the minority interest’s historical book values. In connection with the Company’s acquisition of additional equity interests in CECT [Note 11(a) & (b)], the value assigned to the portion of property, machinery and equipment acquired from the minority interest owner has been reduced to nil due to the excess of the fair value of the acquired additional net assets of CECT over the acquisition cost. In addition, as a result of the application of purchase accounting to account for the Company’s acquisition of an additional 20% interest in QXMC, the Group’s interests in QXMC’s and CECT’s property, machinery and equipment have been adjusted to a new cost basis which reflects the Company’s original 80% interest at amortized cost and an additional 20% acquired interest at the fair value of the assets as of November 30, 2006.
     Gains or losses on disposals are reflected in current operations. Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets after taking into account the asset’s estimated residual value. Leasehold improvements are amortized over the lease term if shorter than the assets’ useful life. The estimated useful lives are as follows: leasehold improvements – 5 years (or over the lease term, if shorter), buildings – 8 to 30 years, machinery and equipment – 5 to 12 years, furniture and office equipment – 5 to 10 years, and motor vehicles – 5 to 8 years.
     Construction-in-progress represents land costs as well as factory and office buildings under construction. When material, the Group capitalizes interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost.”
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
     (g) Lease prepayments
     Lease prepayments represent the original cost of land use rights in the PRC, less costs charged to expense over the terms of the rights.
     (h) Investments at equity
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
     (i) Investments at cost
     Investments in which the Group does not have control or significant influence are carried at cost less impairment for declines in value that are deemed to be other than temporary. Income from investments is accounted for to the extent of dividends received and receivable.
     (j) Goodwill
     Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired in business combinations accounted for under the purchase method. The Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.
     The Group completed its annual goodwill impairment test during the year ended December 31, 2006 and determined that no adjustment to the carrying value of goodwill was required.
     (k) Other acquired intangible assets
     Other acquired intangible assets are required to be determined separately from goodwill based on the assets’ fair value. The Group adopted SFAS No. 141, “Business Combinations,” which requires an intangible asset that is acquired in a business combination to be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. SFAS No. 141 specifically excludes an assembled workforce acquired in a business combination from recognition apart from goodwill.
     With the adoption of SFAS No. 142, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives.

     The Group adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires intangible assets with finite useful lives to be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.
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
     For impairment testing purposes, the fair value of the “CECT” brand of the Group’s subsidiary, CECT, is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the “CECT” brand but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” brand is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in Mainland China suitable for the Group’s purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the income statements of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from Royalty Method.
     The Group completed its annual impairment test for other acquired intangible assets during the year ended December 31, 2006 and determined that no adjustment to the carrying value of other acquired intangible assets was required.
     (l) Sales recognition
     The Group recognizes sales in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements,” as amended by SAB No. 104 “Revenue Recognition.”
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

     (m) Product warranties
     The Group guarantees that products will meet the stated functionality as agreed to in each sales arrangement. The Company provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Provisions for product warranty costs are charged to cost of goods sold and are analyzed as follows:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Balance at beginning of year	4,295	7,712	988
Provision	19,570	17,393	2,229
Utilized	(16,153)	(15,514)	(1,988)

Balance at end of year	7,712	9,591	1,229

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

     (r) Stock-based compensation
     The Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), to account for employee stock options beginning January 1, 2006. SFAS 123R addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. Under SFAS 123R, the Company has elected to use the Black-Scholes option-pricing model to determine the fair value of stock options on the dates of grant.
     The Company has elected the modified prospective transition method as permitted by SFAS 123R and accordingly, prior periods have not been restated to reflect the impact of SFAS 123R. Under this method, the Company is required to recognize stock-based compensation for all new and unvested share-based awards that are ultimately expected to vest as the requisite service is rendered beginning January 1, 2006. Share-based compensation is measured based on the fair values of all share-based awards on the dates of grant and is recognized using the straight-line method for all share awards issued after January 1, 2006.
     The Company accounts for share-based awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company values share-based awards issued using the Black-Scholes option-pricing model and recognizes the value over the period in which the awards vest.
     Prior to the adoption of SFAS 123R, the Company accounted for its employee stock-based compensation using the intrinsic value method prescribed by APB 25. As a result of adopting SFAS 123R, net income for the year ended December 31, 2006 was Rmb27,814,000 (US$3,564,000) less than if the Company had continued to account for stock-based compensation under APB 25.
     (s) Debt issuance costs and borrowing costs
     Costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the expected term of the related debt. All other borrowing costs are recognized as an expense in the period in which they are incurred, except to the extent that they are attributable to the acquisition, construction or production of an asset that necessarily involves a substantial period of time before the asset is ready for its intended use or sale, in which case the borrowing costs are capitalized as part of the costs of the asset.
     (t) Income taxes
     The Group accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred income taxes are provided using the liability method and are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits or that future deductibility is uncertain.

     (u) Segment information
     The Group adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Group’s products and services, the countries in which the Group earns revenues and holds assets, and major customers. SFAS No. 131 requires companies that have a single reportable segment to disclose information about products and services, information about geographic areas, and information about major customers. SFAS No. 131 requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and makes operating decisions regarding the allocation of resources. The Group classifies its products into two core business segments, namely mobile phones and indoor phones. In view of the fact that the Group operates principally in Mainland China, no geographical segment information is presented.
     (v) Foreign currency translation
     The Company’s functional currency is the United States dollar (US$) as a majority of its financing and cash is denominated in United States Dollar. All other companies within the Group consider Renminbi (Rmb) to be their functional currency as most of their business activities are based in Renminbi. Assets and liabilities which are denominated in foreign currencies are translated into the functional currencies at the rates of exchange prevailing at the balance sheet date. Foreign currency transactions are translated using the exchange rates prevailing at the date of transactions. Foreign exchange gains or losses arising from the translation at year-end exchange rates of foreign currency intercompany balances that are of a long-term investment nature are included in shareholders’ equity separately as cumulative translation adjustments. All other foreign exchange gains or losses resulting from the settlement of foreign currency transactions and from the translation at financial year-end exchange rates of assets and liabilities denominated in foreign currencies are included in the consolidated statements of operations.
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
     For the convenience of readers, certain 2006 Renminbi amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$1.00 = RMB7.8041, being the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 29, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other rate on December 31, 2006, or at any other date.
     (w) Comprehensive income
     The Group adopted SFAS No. 130, “Reporting Comprehensive Income,” which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the consolidated financial statements as comprehensive income for the period in which they are recognized. The

Group has presented comprehensive income, which encompasses net income and currency translation adjustments, in the consolidated statements of operations and comprehensive income.
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
     (y) Financial instruments
     The Group accounts for financial instruments under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which requires that all derivative financial instruments be recognized in the financial statements and maintained at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows.
     The carrying amounts for cash and bank deposits, restricted cash, bills receivable, accounts receivable, prepaid and other assets, short-term borrowings, accounts payable, other payables, accrued liabilities and customer deposits approximate their fair values because of the short maturity of those instruments. The carrying amounts of shareholders’ loans approximate their fair value because the imputed interest rate on these instruments fluctuates with market interest rates. The convertible notes and the related embedded derivatives have a net carrying value of approximately Rmb100.5 million and Rmb334.3 million, respectively at December 31, 2006, which approximate fair value. The estimated fair value of these amounts has been determined using available market information and appropriate valuation methodologies.
     (z) Reclassifications
     Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.
     (aa) Recently issued accounting standards
     (i) In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Instruments.” This standard amends the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s consolidated financial statements.

     (ii) In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.” This standard amends the guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting; (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
     SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The adoption of SFAS No. 156 is not expected to have a material impact on the Company’s consolidated financial statements.
     (iii) In June 2006, the FASB issued FASB Interpretations No. 48, ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109’’ (‘‘FIN 48’’), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the date of effectiveness. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial statements.
     (iv) In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements.’’ SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s consolidated financial statements.
     (v) In September 2006, the Securities and Exchange Commission (‘‘SEC’’) issued Staff Accounting Bulletin (“SAB”) No. 108, ‘‘Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.’’ SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Company’s fiscal year ended December 31, 2006. The adoption of SAB 108 in 2006 did not have an impact on the Company’s consolidated financial statements.
     (vi) In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting FAS 159 on its consolidated financial statements.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consists of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Trade receivables
- related parties (Note 30)	12,379	44,443	5,695
- third parties	668,138	821,543	105,270

	680,517	865,986	110,965
Less: Allowance for doubtful accounts	(6,500)	(8,616)	(1,104)

Accounts receivable, net	674,017	857,370	109,861

Changes in the allowance for doubtful accounts are as follows:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Beginning of year	6,389	6,500	833
Bad debt expense	125	2,710	347
Bad debt recovery	(14)	(594)	(76)

End of year	6,500	8,616	1,104

5.	INVENTORIES

Inventories consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Raw materials	146,196	166,261	21,305
Finished goods	87,525	66,095	8,469

	233,721	232,356	29,774

6.	PREPAID EXPENSES

Prepaid expenses consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Advances to suppliers	270,695	395,996	50,742
Prepaid design, licensing and tooling fees	20,885	43,869	5,621
Lease prepayments (Note 10)	4,061	4,890	627
Deferred listing fees [Note (a)]	—	7,681	984
Other	648	588	75

	296,289	453,024	58,049

     Note -
    (a)   Deferred listing fees relate to expenses incurred by QXMC on the preparation for its initial public offering (“IPO”) on the New York Stock Exchange. QXMC was officially listed on May 2, 2007. The deferred expenses will be netted off against the IPO proceeds raised by QXMC and recorded in equity in 2007.
7.	OTHER CURRENT ASSETS

Other current assets consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Advances to staff	4,175	2,598	334
Advances to others	90	—	—
Interest receivable from China Electronics Financial Co., Ltd (“CEFCL”) [Note (a)]	7,030	—	—
Rental and utility deposits	278	183	23
Other	1,882	1,401	179

	13,455	4,182	536

     Note –
    (a)   The amount represents a receivable in respect of interest provided by CEFCL on deposits placed by CECT. The amount due from CEFCL is unsecured, non-interest bearing and repayable on demand. The amount was subsequently settled and paid by CEFCL in June 2006.
     Prior to July 31, 2005, CECT held a 3.86% equity interest in CEFCL, a limited liability company established in the PRC to engage in the provision of financial services. On July 31, 2005, the Group’s interest in CEFCL was disposed of as part of the consideration for the acquisition by QXMC of an additional 25% equity interest in CECT [Note 11(a)].

8.	PROPERTY, MACHINERY AND EQUIPMENT
     Property, machinery and equipment consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Buildings and improvements	—	156,163	20,010
Machinery, equipment and software	80,386	81,054	10,386
Furniture and office equipment	8,176	5,892	755
Motor vehicles	2,685	1,466	188

	94,445	244,575	31,339

Less: Accumulated depreciation and amortization	(41,781)	(35,033)	(4,489)

Property, machinery and equipment, net	52,664	209,542	26,850

     All the Group’s property, machinery and equipment are located in the PRC.
     The Group’s interests in buildings for its own use are held through CECT. Of the fourteen buildings acquired in 2006, the applications for the property ownership certificates of three buildings with net book value of approximately RMB2,645,000 (US$339,000) as of December 31, 2006 were still in progress and the property ownership certificates have not been issued to the Group by the relevant offices of the State-owned Land Bureau in the PRC.
9.	CONSTRUCTION-IN-PROGRESS
     Construction-in-progress represents construction costs for factory and staff quarters, and machinery pending installation.
     No interest has been capitalized in construction-in-progress as of December 31, 2005 and 2006.
10.	LEASE PREPAYMENTS, NET

Lease prepayments consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Cost	203,047	242,051	31,016
Less: Accumulated amortization	(25,825)	(29,955)	(3,838)

Lease prepayments, net	177,222	212,096	27,178
Amount classified as current portion (Note 6)	(4,061)	(4,890)	(627)

Amount classified as non-current portion	173,161	207,206	26,551

     Private ownership of land is not allowed in Mainland China. Rather, entities acquire the right to use land for a designated term. As of December 31, 2006, land use rights of the Group included certain parcels of land located in Mainland China with a net book value of approximately Rmb178,751,000 (2005: Rmb127,031,000) held under land use rights ranging from 42 to 50 years and expiring in June 2042, July 2048, August 2049, March 2050 and April 2054.
     In addition, as of December 31, 2006, the Group also recorded land use rights with a net book value of approximately Rmb38,106,000 (2005: Rmb49,190,000) in respect of certain parcels of land which the Group has not yet obtained the land use right certificates. The Group has obtained a legal opinion from its Mainland Chinese lawyer that it is virtually assured of success in obtaining the relevant land use right certificates.
11.	OTHER NON-CURRENT ASSETS
     Other non-current assets consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Deposits for purchase of property, machinery and equipment	282	249	32
Deposit for acquisition of land [Note (a)]	8,000	8,000	1,025

	8,282	8,249	1,057

     Note –
     (a)  On March 27, 2004, QXPL signed an agreement with QXGL for the acquisition of the land use right of a parcel of land located in Mainland China at a consideration of Rmb66,700,000. Of the total consideration, Rmb8,000,000 has been paid as a deposit as of December 31, 2005 and 2006.
12.	INVESTMENTS AT COST
     Investment at cost represents the Group’s interest in CEC Mobile Co., Ltd. (“CECM”), a limited liability company established in Mainland China to engage in the production and sale of mobile phones and accessories. The Group’s interest in CECM is held through CECT, which owns a 10% equity interest in the issued capital of CECM as of December 31, 2005 and 2006.

13.	ACQUISITIONS
       (a) Acquisition of additional equity interest in CECT
       On July 31, 2005, the Company’s subsidiary, QXMC, completed the acquisition of an additional 25% equity interest in CECT from QXCI at a total consideration of RMB75,000,000. QXCI acquired the 25% equity interest in CECT from CEC at the same consideration of RMB75,000,000 on July 29, 2005 on behalf of QXMC and contemplated that the 25% equity interest in CECT acquired would be transferred to QXMC on the same terms shortly after the purchase. The transaction was structured to facilitate the governmental approval process for the acquisition.
       The acquisition of the additional equity interest in CECT was accounted for under the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. The resulting excess of the fair value of net assets acquired over the consideration paid was allocated to non-financial assets and the remaining excess was recorded as an extraordinary gain in accordance with SFAS 141. Details of 25% of the fair value of the net assets of CECT on July 31, 2005 are as follows:

	Rmb’000
	(Restated)
Cash and cash equivalents	10,390
Restricted cash	44,773
Bills receivable	43,078
Accounts receivable	125,523
Inventories	73,535
Prepaid expenses	68,006
Other current assets	6,826
Due from related parties	63,634
Property, machinery and equipment	9,795	(*)
Construction-in-progress	15	(*)
Investment at cost	1,951
Deferred income tax assets	2,590
In-process research and development	65,237	(*)
Other acquired intangible assets	67,617	(*)

Total assets acquired	582,970

Short-term borrowings	167,100
Accounts payable	97,797
Other payables	4,763
Accrued liabilities	6,045
Deposits received	2,772
Deferred revenues	22,745
Due to related parties	8,375
Short-term borrowings	8,719

Total liabilities assumed	318,316

Fair value of net assets acquired	264,654

Satisfied by:
- Cash consideration	4,607
- Investment in CEFCL [Note (i)]	20,000
- Investment in BJHTCL [Note (ii)]	50,393

Total purchase consideration	75,000

Excess of net assets acquired over purchase price	189,654
Less: Allocation to non-financial assets [sum of (*) above]	(142,664)

Extraordinary gain before minority interests	46,990
Less: Minority interests’ share of extraordinary gain	(9,398)

Extraordinary gain after minority interests	37,592

     Notes -
     (i) CECT’s 3.86% interest in CEFCL, which was invested prior to QXMC’s acquisition of its initial 65% interest in CECT on February 8, 2003, had an original investment cost of RMB20,000. The investment in CEFCL had continued to be accounted for under the cost method up till July 29, 2005, when such investment was transferred to QXCI (and thereafter to CEC) at a consideration of RMB20,000,000. No dividends or other distributions were received from CEFCL during this holding period and accordingly, the carrying value of the investment remained at RMB20,000,000 as at July 29, 2005, when CEC offered to repurchase the 3.86% non-controlling interest at

RMB20,000,000 and use that as part of the total consideration for QXMC’s acquisition of the additional 25% equity interest in CECT.
     (ii)  BJHTCL was 90%-owned by CECT at the date of QXMC’s acquisition of its initial 65% interest in CECT on February 8, 2003. Prior to the transfer to QXCI (and thereafter to CEC) as part of the consideration for QXMC’s acquisition of the additional 25% equity interest in CECT, the major assets of BJHTCL were buildings and structures located in Beijing, and the related land lease prepayments. Based on an external valuation report, the aggregate fair value of buildings and structures, and the land lease prepayments held by BJHTCL was RMB48,700,000 at July 29, 2005, which together with the aggregate carrying amount of cash and other receivables of RMB886,000 gave an estimated fair value of BJHTCL of RMB49,586,000. The Company has considered that the difference of RMB807,000 between the estimated fair value of RMB49,586,000 and the offer by CEC of RMB 50,393,000 is immaterial.
     The gain on disposal of BJHTCL of RMB10,307,000 as recognized in the consolidated statement of operations for the year ended December 31, 2005 is calculated as follows:

RMB’000
Fair value of investment in BJHTCL	50,393
Net assets disposed of [Note 29(c)]	(40,086)

Gain on disposal of subsidiary	10,307

     (b) Additional capital injection into CECT
     On July 31, 2006, QXMC injected additional capital of US$18,750 (RMB149,600) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT was increased from 90% to 93.41%, which has been accounted for under the purchase method of accounting.
     Details of 3.41% of the fair value of the net assets of CECT on July 31, 2006, immediately prior to the QXMC’s additional capital injection, are as follows:

	RMB’000
Cash and cash equivalents	15,334
Restricted cash	1,928
Bills receivable	75
Accounts receivable, net	11,717
Inventories	6,618
Prepayments	10,214
Other current assets	1,335
Amounts due from related parties	801
Property, machinery and equipment, net	1,511	(*)
Deposits for purchase of property, machinery and equipment	11,070
Other equity investments	266
Deferred income tax assets	598
In-process research and development	6,287	(*)
Other acquired intangible assets	13,914	(*)

Total assets acquired	81,668

Short-term borrowings	12,753
Accounts payable	7,149
Receipts in advance	2,224
Other payables	313
Accrued liabilities	1,045
Deposits received	45
Taxation payable	1,160
Amounts due to related parties	7,613

Total liabilities assumed	32,302

Fair value of net assets acquired	49,366
Less: Deemed purchase consideration (6.59% x RMB149,600,000)	(9,858)

Excess of net assets acquired over purchase price	39,508
Less: Allocation to non-financial assets [sum of (*) above]	(21,712)

Extraordinary gain before minority interests	17,796
Less: Minority interests’ share of extraordinary gain	(3,559)

Extraordinary gain after minority interests	14,237

     (c) Acquisition of additional equity interest in QXMC
     On November 30, 2006, the Company acquired the remaining 20% equity interest in QXMC from the minority shareholder, Galbo Enterprise Limited, at a total consideration of RMB356,064,000 and as a result, QXMC became a wholly-owned subsidiary of the Company.
     The acquisition of the additional equity interest in QXMC was accounted for under the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. Details of 20% of the fair value of the net assets of QXMC on November 30, 2006 are as follows:

RMB’000
Cash and cash equivalents	133,221
Restricted cash	21,707
Bills receivable	4,157
Accounts receivable, net	79,851
Inventories	28,530
Prepayments	34,104
Other current assets	13,924
Deferred income tax assets	638
Non-current prepayment	7,132
Property, machinery and equipment	36,737
Other equity investments	1,458
In-process research and development	41,739
Other intangible assets	63,656
Goodwill	94,100

Total assets acquired	560,954

Short-term borrowings	114,019
Accounts payable	33,181
Receipts in advance	3,463
Other payables	1,278
Accrued liabilities	7,832
Deposits received	282
Taxation payable	5,893
Amounts due to related parties	29,558
Deferred income tax liabilities	9,384

Total liabilities assumed	204,890

Fair value of net assets acquired	356,064

Satisfied by:
- Cash consideration	170,343
- Fair value of the Company’s share issued (1,562,348 shares @ US$15.17 each)	185,721

Total purchase consideration	356,064

     In-process research and development of RMB41,739,000, representing the Company’s acquired interest in the estimated fair value of product technologies under development as of November 30, 2006, were charged to expense as these product development projects and the related research and development activities had no alternative future use. In-process research and development as of November 30, 2006 was valued using the multi-period excess earnings method. Under this method, the value of the in-process research and development asset was determined as the present value of the incremental after-tax cash flows attributable only to that asset. In accordance with EITF Issue No. 96-7, ‘‘Accounting for Deferred Taxes on In-Process Research and Development Activities Acquired in a Purchase Business

Combination,’’ in-process research and development is charged to expense on a gross basis and does not reflect any tax benefit.
14.	GOODWILL

Goodwill is analyzed as follows:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Amount arising on acquisition of initial 65% interest in CECT by QXMC [Note (a)]	23,394	18,714	2,398
Amount arising on acquisition of the remaining 20% interest in QXMC by the Company [Note 13(c)]	—	94,100	12,058
Less: Excess of cash received over share of net assets of a minority shareholder of QXMC	(2,680)	(2,680)	(344)

	20,714	110,134	14,112

     Note -
     (a)  The historical goodwill that arose from QXMC’s acquisition of its initial 65% interest in CECT on February 3, 2003 was reduced by 20% on November 30, 2006 due to the application of purchase accounting to account for the Company’s acquisition of the remaining 20% equity interest in QXMC. The balance as of December 31, 2006 represents the Company’s original 80% share of the historical goodwill prior to the application of purchase accounting.

15. OTHER ACQUIRED INTANGIBLE ASSETS, NET
     Other acquired intangible assets, which arose from the acquisition by QXMC of its initial 65% equity interest in CECT on February 8, 2003, and as subsequently adjusted for the purchase accounting of the Company’s acquisition of the remaining 20% interest in QXMC on November 30, 2006 [Note 13(c)], comprise the following components:

	Amortization
	period	2005	2006
		Rmb’000	Rmb’000	US$’000
		(Restated)
Cost:
- “CECT” brand	Indefinite	28,189	39,835	5,104
- Customer relationship	3 – 5 years	19,013	5,418	694
- Completed technology	1.8 – 5 years	10,802	16,950	2,172
- Core technology	4.1 – 5 years	26,113	24,193	3,100
- Backlog	4 – 5 months	20,417	9,175	1,176
- License	5 years	3,472	1,725	221

		108,060	97,296	12,467

Less: Accumulated amortization
- Customer relationship		11,092	306	39
- Completed technology		6,300	823	105
- Core technology		15,233	742	95
- Backlog		20,471	2,294	294
- License		2,025	123	16

		55,121	4,288	549

Other acquired intangible assets, net		52,939	93,008	11,918

     Due to the application of purchasing accounting to account for the acquisition of the remaining 20% interest in QXMC by the Company [Note 13(c)], intangible assets were adjusted to a new cost basis on November 30, 2006 to reflect the Company’s original 80% interest in the assets’ amortized cost and its newly acquired 20% interest in the fair value of those assets as of November 30, 2006.
     The expected future amortization expense of other acquired intangible assets is as follows:

	Amount
	Rmb’000	US$’000
Year ending December 31,
- 2007	32,289	4,137
- 2008	11,718	1,502
- 2009	4,733	606
- 2010	4,433	568

Total	53,173	6,813

16. SHORT-TERM BANK BORROWINGS
     Short-term bank borrowings consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Bills payable	288,542	419,778	53,789
Bank loans	465,670	735,512	94,247

	754,212	1,155,290	148,036

     Bills payable are a form of bank borrowing with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing interest rate of bank loans.
     Short-term bank borrowings are secured by the following:
     (a) pledged bank deposits of the Group of approximately Rmb286,025,000 (US$36,650,000) (2005: Rmb136,206,000);
     (b) pledged bank deposits of the Group held in trust by a director of approximately Rmb87,748,000 (US$11,244,000) (2005: Rmb13,315,000);
     (c) pledged bank deposits of a director of Rmb15,057,000 (US$1,929,000) (2005: Rmb8,000,000);
     (d) pledged bank deposits of an unrelated third party of Rmb53,000,000 (US$6,791,302) (2005: Rmb53,000,000);
     (e) pledged land use rights and buildings of an unrelated third party valued at approximately Rmbnil (US$nil) (2005: Rmb163,462,000);
     (f) corporate guarantee provided by QXGL to the extent of Rmb449,000,000 (US$57,534,000) (2005: Rmb370,000,000);
     (g) personal guarantee provided by a director to the extent of Rmb279,300,000 (US$35,789,000) (2005: Rmb100,000,000);
     (h) joint guarantee by QXGL and various directors to the extent of Rmb630,000,000 (US$80,727,000) (2005: Rmb327,000,000); and
     (i) joint guarantee by QXGL, a director and an unrelated third party to the extent of Rmbnil (US$nil) (2005: Rmb70,000,000).
     For the year ended December 31, 2006, the weighted average interest rate on bank loans, all due within one year, was approximately 5.78% (2005: 5.59%) per annum.

17. OTHER PAYABLES
     Other payables consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Payables for purchase and construction of property, machinery and equipment	5,972	6,922	887
Payables for stock issuance costs	3,678	—	—
Payable to CEC for the acquisition of minority interests in CECT [Note 29(c)]	3,607	—	—
Rental payable to CEC	1,909	2,067	265
Others	1,783	3,000	384

	16,949	11,989	1,536

18. ACCRUED LIABILITIES
     Accrued liabilities consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Accruals for operating expenses
- Design, licensing and toolings	41,905	38,094	4,882
- Salaries	4,544	4,833	619
- Staff benefits	3,008	2,762	354
- Advertising	309	515	66
- Warranty	7,712	9,591	1,229
- Interest	—	1,379	177
- Listing fees [Note 6(a)]	—	3,575	458
- Others	1,136	939	120

	58,614	61,688	7,905

19. CONVERTIBLE NOTES
     Convertible notes consist of:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Non-current liability - 3.5% unsecured senior convertible notes [Note (a)]	—	222,087	28,458
Current liability - 4.5% unsecured senior convertible notes [Note (b)]	—	87,471	11,208

	—	309,558	39,666

     Notes —
     (a) 3.5% senior convertible notes
     On June 13, 2006, pursuant to a securities purchase agreement dated April 27, 2006, the Company issued and sold to two institutional investors US$40 million aggregate principal amount of 3.5% unsecured senior convertible notes (the “3.5% Note”). In addition, the Company also issued common stock purchase warrants to the investors (the “June Investor Warrants”) and its placement agent (the “June Agent Warrants”) to purchase up to 996,637 and 848,318 shares of common stock of the Company, respectively.
     The material terms and conditions of the senior convertible notes are summarized as follows:
•	the interest rate on the notes is 3.5% per annum, payable in cash in arrears on a calendar quarterly basis beginning June 30, 2006

•	the date of maturity of the notes is June 13, 2009, three years from the closing date

•	the notes are convertible at the investors’ option into either:

•	our common stock, $0.001 per share par value or

•	the common stock of our significant subsidiary, Qiao Xing Mobile Communications Co., Ltd. (“QX Mobile”), in the event of an initial public offering of QX Mobile common stock

•	the initial conversion price for our common stock is $8.027 per share (which represents a 15% premium to the five day volume weighted average price (“VWAP”) of our common stock as of the date of execution of the term sheet for this transaction), subject to adjustment as provided in the notes

•	the investors cannot convert the notes to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to the conversion without prior written notice to us

•	the conversion price for our common stock is subject to reset if the average of the daily VWAP of our common stock for the five trading days ending on each two-month anniversary of the closing until maturity (each a “Reset Date”) is less than $6.98 (or such lower reset price as previously adjusted pursuant hereto). In that event, the conversion price is reset to a price equal to 90% of the VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $5.15 per share.

•	the conversion price for QX Mobile common stock is the amount equal to (a) 7 times year 2005 net profit for QX Mobile, divided by (b) the total number of shares of QX Mobile common stock outstanding on a fully-diluted basis as of December 31, 2005

•	the notes are unsecured and are guaranteed by QX Mobile

•	the investors can require us to redeem the notes after two years in an amount equal to the sum of (a) the outstanding principal of the notes, (b) the accrued and unpaid interest thereon, and (c) 6% on the sum of (a) and (b)

•	we have the right, subject to certain terms and conditions, to deliver shares of our common stock in lieu of cash on the put date or at maturity, and the number of shares would be determined by dividing the face amount and accrued interest by the average closing price of our common stock for the 10 days prior to redemption, and then multiplying that amount by 0.975

•	we may be required to prepay the notes if certain transactions or events of default occur at the greater of:

•	the conversion amount to be redeemed multiplied by a redemption premium of 125%, or

•	the product of the conversion rate at the time of default and the closing bid price on the date immediately preceding such event of default

•	we are required by the terms of the April ’06 Registration Rights Agreement entered into concurrently with the April ’06 Agreement to file after the closing date with the Securities and Exchange Commission a registration statement to register the common stock issuable upon conversion of the notes and exercise of the warrants to permit the investors to resell such common stock to the public

•	under the terms of the April ’06 Agreement, we are subject to certain cash penalties if we are unable to deliver to the investors the common stock receivable upon conversion of the notes and exercise of the warrants in a timely manner

     The material terms and conditions of the common stock purchase warrants are summarized as follows:
•	each warrant is exercisable to purchase one share of our common stock

•	the initial exercise price of each warrant is $8.027 per share, subject to adjustment as provided in the warrant

•	the warrants are exercisable for a period of five (5) years from their date of issuance on June 13, 2006

•	the warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the warrants is not available for the resale of the shares upon exercise of the warrants

•	the warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to such exercise

•	the warrants require an automatic repricing of the exercise price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)
     The 3.5% Note included on the consolidated balance sheet as of December 31, 2006 is analyzed as follows:

	Rmb’000	US$’000
Gross proceeds from 3.5% Note	320,136	41,022
Discount on notes:
- Equity-classified June Investor Warrants issued to note investors [Note (i)]	(18,519)	(2,373)
- Liability-classified embedded derivatives [Note (ii)]	(99,969)	(12,810)

Value of debt component at date of issue	201,648	25,839
Foreign currency realignment	(5,522)	(708)
Accretion of discount [Note (iii)]	25,961	3,327

Value of debt component at December 31, 2006	222,087	28,458

     Notes —
     (i) The terms and features of the June Investor Warrants were evaluated under the guidance set forth in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to a Company’s Own Stock” and the Company concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present.
     Pursuant to APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the gross proceeds of RMB320,136, 000 from the issuance of the US$40 million notes were allocated to the June Investors Warrants and the 3.5% Note on a relative fair value basis. The fair value of the 996,637 June Investors Warrants applied for the purposes of the aforementioned allocation was computed using the Black-Scholes option-pricing model on the grant date of the warrants and amounted to approximately Rmb22,778,000. As a result of the allocation, approximately Rmb18,519,000 of the gross proceeds from the issuance of the 3.5% Note was allocated to the value of the June Investor Warrants, which was recorded as a discount to the face value of the 3.5% Note and credited to additional paid-in capital. The following assumptions were used to value the June Investor Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 54.92%, risk free interest rate of 4.95% and a contractual life of 3.25 years.

     (ii) The 3.5% Note is a hybrid instrument that comes with embedded derivatives, including the right to convert the notes by the note holders, a premium put, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities,” and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet. The value of the embedded compound derivative, which amounted to approximately Rmb99,969,000 on the date of initial recognition, has been deducted as a discount to the face value of the US$40 million 3.5% Note and recorded as a liability on the balance sheet. The valuation of the embedded derivatives was derived by using various valuation methods, which included Monte Carlo Simulation and Backward Dynamic Programming.
     The embedded derivatives will be marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations. The Company conducted a valuation of the embedded derivatives as of December 31, 2006 using the same valuation methods as those used on initial recognition and due principally to the increase in the Company’s stock price from US$7.21 at June 13, 2006 to US$13.19 at December 29, 2006, the valuation conducted resulted in a non-cash charge of approximately Rmb163,888,000 (US$21,000,000) and a corresponding increase in the embedded derivative liability. As of December 31, 2006, the fair value of the embedded derivative liability amounted to approximately Rmb258,200,000 (US$33,085,000).
     (iii) The discount arising from the June Investors Warrants and the embedded derivatives, which totaled Rmb118,488,000 on initial recognition, is accreted to interest expense over the expected term of the 3.5% Note using the effective interest method.
      Costs associated with the issuance of the US$40 million 3.5% Note, which have been classified as non-current under deferred debt issuance costs on the consolidated balance sheet as of December 31, 206, is analyzed as follows:

	Rmb’000	US$’000
Amount attributed to June Agent Warrants [Note (i)]	18,267	2,341
Other cash costs	23,622	3,027

Total deferred debt issuance costs on initial recognition	41,889	5,368
Foreign currency realignment	(866)	(111)
Accumulated amortization [Note (ii)]	(9,178)	(1,176)

Net value at December 31, 2006	31,845	4,081

     Notes —
     (i) The fair value of the June Agent Warrants, as computed using the Black-Scholes option pricing model on the grant date, amounted to approximately Rmb19,389,000. Of this amount, Rmb18,267,000 was capitalized as deferred debt issuance costs on the consolidated balance sheet while the balance of Rmb1,122,000 was debited to additional paid-in capital as cost associated with the issuance of the June Investor Warrants. The following assumptions were used to value the June Agent Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 54.92%, risk free interest rate of 4.95% and a contractual life of 3.25 years.

     (ii) The deferred debt issuance costs are amortized to expense over the expected term of the 3.5% Note using the effective interest method.
     (b) 4.5% senior convertible notes
     On October 31, 2006, the Company issued and sold to the same investors of the 3.5% Note US$26 million aggregate principal amount of 4.5% unsecured senior convertible notes (the “4.5% Note”). In addition, the Company also issued common stock purchase warrants to the investors (the “October Investor Warrants”) and its placement agent (the “October Agent Warrants”) to purchase up to 363,637 and 181,818 shares of common stock of the Company, respectively.
     The material terms and conditions of the senior convertible notes are summarized as follows:
•	the interest rate on the notes is 4.5% per annum, payable in cash in arrears on a calendar semi-annual basis beginning December 31, 2006

•	the date of maturity of the notes is April 30, 2009

•	the notes are convertible at the investors’ option into our common stock, $0.001 per share par value

•	the initial conversion price for our common stock is $14.30 per share (which represents a 10% premium to the five day volume weighted average price (“VWAP”) of our common stock as of the date of execution of the term sheet for this transaction), subject to adjustment as provided in the notes

•	the investors cannot convert the notes to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to the conversion

•	the conversion price for our common stock is subject to reset if the average of the daily VWAP of our common stock for the five trading days ending on each six-month anniversary of the closing until maturity (each a “Reset Date”) is less than $13.00. In that event, the conversion price is reset to a price equal to 100% of the VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $7.80 per share.

•	the notes require an automatic repricing of the conversion price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the conversion price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

•	the notes are unsecured

•	the investors can require us to redeem the notes after one year in an amount equal to the sum of (a) the outstanding principal of the notes, (b) the accrued and unpaid interest thereon, and (c) 3% on the sum of (a) and (b)

•	we may be required to prepay the notes if certain transactions or events of default occur at the greater of:

•	the conversion amount to be redeemed multiplied by a redemption premium of 125%, or

•	the product of the conversion rate at the time of default and the closing bid price on the date immediately preceding such event of default

•	we are required by the terms of the October ’06 Registration Rights Agreement entered into concurrently with the October ’06 Agreement to file after the closing date with the Securities and Exchange Commission a registration statement to register the common stock issuable upon conversion of the notes and exercise of the warrants to permit the investors to resell such common stock to the public

•	under the terms of the October ’06 Agreement, we are subject to certain cash penalties if we are unable to deliver to the investors the common stock receivable upon conversion of the notes and exercise of the warrants in a timely manner
     The material terms and conditions of the common stock purchase warrants are summarized as follows:
•	each warrant is exercisable to purchase one share of our common stock

•	the initial exercise price of each warrant is $14.30 per share, subject to adjustment as provided in the warrant

•	the warrants are exercisable for a period of five (5) years from their date of issuance of October 31, 2006

•	the warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the warrants is not available for the resale of the shares upon exercise of the warrants

•	the warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to such exercise

•	the warrants require an automatic repricing of the exercise price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

     The 4.5% Note included on the consolidated balance sheet as of December 31, 2006 is analyzed as follows:

	Rmb’000	US$’000
Gross proceeds from 4.5% Note	202,475	25,945
Discount on notes:
- Equity-classified October Investor Warrants issued to note investors [Note (i)]	(14,534)	(1,862)
- Liability-classified embedded derivatives [Note (ii)]	(111,341)	(14,267)

Value of debt component at date of issue	76,600	9,816
Foreign currency realignment	(48)	(7)
Accretion of discount [Note (iii)]	10,919	1,399

Value of debt component at December 31, 2006	87,471	11,208

     Notes —
     (i) The terms and features of the October Investor Warrants were evaluated under the guidance set forth in EITF Issue No. 00-19 and the Company concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present.
     Pursuant to APB Opinion No. 14, the gross proceeds of RMB202,475,000 from the issuance of the US$26 million notes were allocated to the October Investors Warrants and the 4.5% Note on a relative fair value basis. The fair value of the 363,637 October Investors Warrants applied for the purposes of the aforementioned allocation was computed using the Black-Scholes option-pricing model on the grant date of the warrants and amounted to approximately Rmb22,686,000. As a result of the allocation, approximately Rmb14,534,000 of the gross proceeds from the issuance of the 4.5% Note was allocated to the value of the October Investor Warrants, which was recorded as a discount to the face value of the 4.5% Note and credited to additional paid-in capital. The following assumptions were used to value the October Investor Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 67.52%, risk free interest rate of 4.60% and a contractual life of 3.25 years.
     (ii) The 4.5% Note is a hybrid instrument that comes with embedded derivatives, including the right to convert the notes by the note holders, a premium put, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133 and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet. The value of the embedded compound derivative, which amounted to approximately Rmb111,341,000 on the date of initial recognition, has been deducted as a discount to the face value of the US$26 million 4.5% Note and recorded as a liability on the balance sheet. The valuation of the embedded derivatives was derived by using various valuation methods, which included Monte Carlo Simulation and Backward Dynamic Programming.
     The embedded derivatives will be marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations. The Company conducted a valuation of the embedded derivatives as of December 31, 2006 using the same valuation methods as those used on initial recognition and due principally to the decrease in the Company’s stock price from US$15.45 at October 31, 2006 to US$13.19 at December 29, 2006, the valuation conducted resulted in a non-cash gain of approximately Rmb29,449,000 (US$3,773,000) and a corresponding decrease in the embedded derivative liability. As of December 31, 2006, the fair value of the embedded derivative liability amounted to approximately Rmb82,699,000 (US$10,597,000).

     (iii) The discount arising from the October Investors Warrants and the embedded derivatives, which totaled Rmb125,875,000 on initial recognition, is accreted to interest expense over the expected term of the 4.5% Note using the effective interest method.
     Costs associated with the issuance of the US$26 million 4.5% Note, which have been classified current under deferred debt issuance costs on the consolidated balance sheet as of December 31, 2006, are analyzed as follows:

	Rmb’000	US$’000
Amount attributed to October Agent Warrants [Note (i)]	10,529	1,349
Other cash costs	14,385	1,843

Total deferred debt issuance costs on initial recognition	24,914	3,192
Foreign currency realignment	94	12
Accumulated amortization [Note (ii)]	(2,161)	(277)

Net value at December 31, 2006	22,847	2,927

     Notes —
     (i) The fair value of the October Agent Warrants, as computed using the Black-Scholes option pricing model on the grant date, amounted to approximately Rmb11,343,000. Of this amount, Rmb10,529,000 was capitalized as deferred debt issuance costs on the consolidated balance sheet while the balance of Rmb814,000 was debited to additional paid-in capital as cost associated with the issuance of the October Investor Warrants. The following assumptions were used to value the June Agent Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 67.52%, risk free interest rate of 4.60% and a contractual life of 3.25 years.
     (ii) The deferred debt issuance costs are amortized to expense over the expected term of the 4.5% Note using the effective interest method.
20. SHAREHOLDERS’ LOANS
     These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2008. For financial reporting purposes for the year ended December 31, 2006, interest expense of approximately Rmb459,000 (US$59,000) (2004: Rmb478,000; 2005: Rmb473,000) was imputed based on the cost of borrowings in Mainland China of approximately 5.9% (2004: 5.9%; 2005: 5.9%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.

21. COMMON STOCK
     The Company issued the following common stocks during the years ended December 31, 2004, 2005 and 2006:

		Weighted
	Number of	average issue
	shares	price
		US$
Balance as of January 1, 2004	15,537,718
Issuance of shares to option holders [Note 22(a)]	995,000	5.50
Issuance of shares to warrant holders [Note 22(b)]	12,458	8.49
Issuance of shares as compensation for services received [Note (a)]	100,000	—

Balance as of December 31, 2004	16,645,176
Issuance of shares to private investors	2,000,000	7.25
Issuance of shares as compensation for services received [Note (b)]	1,500	—

Balance as of December 31, 2005	18,646,676
Issuance of shares to private investors	5,000,000	8.70
Issuance of shares to option holders [Note 22(a)]	2,000,000	7.00
Issuance of shares to warrant holders [Note 22(b)]	2,395,979	7.83
Issuance of shares as part consideration for the acquisition of the remaining 20% interest in QXMC [Note 13(c)]	1,562,348	15.17

Balance of December 31, 2006	29,605,003

     Notes —
     (a) The fair value of the 100,000 shares of approximately Rmb8,989,000 was recorded as stock-based compensation expenses during the year ended December 31, 2004.
     (b) The fair value of the 1,500 shares of approximately Rmb105,000 was recorded as stock-based compensation expenses during the year ended December 31, 2005.
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
     On December 2, 2005, the shareholders of the Company approved and adopted the 2005 Stock Compensation Plan of the Company (the “2005 Stock Plan”), which allows for the issuance of either incentive stock options and/or non-qualified stock options to certain officers, directors, employees and external advisors of the Group. A total of 2,000,000 common shares have been authorized and reserved for issuance under the 2005 Stock Plan. All 2,000,000 options available for grant under the 2005 Stock Plan have been issued to various employees and consultants of the Group in 2006.
     The stock option activities of the Company during the years ended December 31, 2004, 2005 and 2006 were as follows:

	Number of	Weighted
	shares under	average
	options	exercise price
		US$
Outstanding as of January 1, 2004	995,000	5.50
Exercised [Note (i)]	(995,000)	5.50

Outstanding as of December 31, 2004 and 2005	—	—
Granted [Note (ii)]	2,000,000	7.00
Exercised	(2,000,000)	7.00

Outstanding as of December 31, 2006	—	—

Note –

(i)	For stock options issued and fully vested prior to January 1, 2006, the Company applied the intrinsic-value-based method prescribed in APB No. 25 to account for incentive stock options grants. Accordingly, stock-based compensation expenses of approximately Rmb23,747,000, being the excess of the quoted market price of the Company’s underlying stock on the dates of exercise of the options over the market price of the Company’s underlying stock of US$8.77 per share on December 31, 2003, was recorded as stock-based compensation expenses during the year ended December 31, 2004.

(ii)	In February 2006, pursuant to the Company’s 2005 Stock Plan, 2,000,000 incentive stock options, exercisable during a 10-year period commencing on February 24, 2006, were issued to certain employees and consultants of the Company at an exercise price of US$7.00 per share,. All the options granted were exercised during 2006. In accordance with the requirements of SFAS No. 123-R and EITF 96-18, the fair value of the options, which amounted to approximately Rmb58,707,000 (US$7,523,000) as computed using the Black-Scholes option-pricing model on the grant date, has been recognized as share-based compensation expenses during the year ended December 31, 2006.
     The fair values of the options granted in February 2006 were computed based on the following weighted average assumptions:

Risk-free interest rate	4.63%
Expected dividend yield	0.00%
Expected term	5 years
Expected stock price volatility	55.2%

     (b) Stock purchase warrants
     The warrant activities of the Company during the years ended December 31, 2004, 2005 and 2006 were as follows:

		Weighted
		average
	No. of stock	exercise
	warrants	price
		US$
Outstanding as of January 1, 2004	1,089,000	15.813
Lapsed	(668,000)	20.607
Exercised [Note (i)]	(30,200)	8.490

Outstanding as of December 31, 2004	390,800	8.185
Lapsed	(390,800)	8.185
Issued:
- To share investors and placement agent [Note (ii)]	505,000	9.860
- To consultants for services rendered [Note (iii)]	30,000	8.500

Outstanding, as of December 31, 2005	535,000	9.784
Issued:
- To share investors and placement agents [Note (iv)]	1,350,000	10.578
- To 3.5% Note investors and placement agent [Note 19(a)]	1,844,955	8.027
- To 4.5% Note investors and placement agent [Note 19(b)]	545,455	14.300
- To consultant as settlement of outstanding accounts payable [Note (v)]	150,000	8.125
Repricing adjustment [Note (vi)]	128,703	—
Exercised	(2,395,979)	7.835

Outstanding as of December 31, 2006	2,158,134	11.385

Exercisable as of December 31, 2006	2,158,134	11.385

Exercisable as of December 31, 2005	535,000	9.784

Note –

(i)	The Company issued 12,458 shares of common stocks to the warrant holders on the cashless exercise of the 30,200 warrants at US$8.49 per share (Note 21).

(ii)	The fair value of the 505,000 warrants, which amounted to approximately Rmb9,963,000 as computed using the Black-Scholes option-pricing model on the grant date, was debited to additional paid-in capital as stock issuance costs during the year ended December 31, 2005.

(iii)	The fair value of the 30,000 warrants, which amounted to approximately Rmb595,000 as computed using the Black-Scholes option-pricing model on the respective grant dates, was recognized as compensation expenses during the year ended December 31, 2005.

(iv)	The fair value of the 1,350,000 warrants, which amounted to approximately Rmb48,631,000 as computed using the Black-Scholes option-pricing model on the respective grant dates, was debited to additional paid-in capital as stock issuance costs during the year ended December 31, 2006.

(v)	The fair value of the 150,000 warrants, which amounted to approximately Rmb3,674,000 as computed using the Black-Scholes option-pricing model on the grant date, was debited to accounts payable in settlement of the amount owing to the consultant as of December 31, 2005 of Rmb3,678,000 (Note 17).

(vi)	Due to the sales of common stocks and the issuance of the US$40 million 3.5% Note [note 19(a)], the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2006.
     The following table summarizes information about the warrants described above that are outstanding and exercisable at December 31, 2006:

		Weighted-average
Weighted average		remaining
exercise price per	Number of	contractual life
warrant (US$)	outstanding warrant	(years)
6.625	19,815	3.15
7.406	504,653	3.05
8.500	30,000	2.98
8.876	458,211	3.15
14.300	1,145,455	4.31

13.385	2,158,134	3.74

     The weighted average fair value of each warrant granted, as determined using the Black-Scholes option-pricing model on the grant date, and the weighted average assumptions used in computing such values were as follows during each of the following fiscal years:

	2004	2005	2006
Weighted average fair value	—	US$2.39	US$4.17
Risk-free interest rate	—	3.60%	4.76%
Expected dividend yield	—	0.00%	0.00%
Expected term	—	2.61 years	3.05 years
Expected stock price volatility	—	65.71%	57.41%

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
     On March 16, 2007, the Enterprise Income Tax Law of the PRC, or the New Tax Law, was promulgated. Under the New Tax Law, which will become effective on January 1, 2008, domestic enterprises and foreign investment enterprises will be subject to a unified enterprise income tax rate of 25%, except that enterprises that were approved to be established prior to March 16, 2007 may continue to enjoy the existing preferential tax treatments until December 31, 2012. Details of the 5-year transitional period arrangement (i.e., from January 1, 2008 to December 31, 2012) for enterprises approved to be established prior to March 16, 2007 are expected to be set out in more detailed implementation rules to be adopted in the future. In addition, certain qualifying high technology enterprises may still benefit from a preferential tax rate of 15% under the New Tax Law. The definition of ‘‘qualifying high-technology enterprises’’ is expected to also be set out in more detailed implementation rules to be adopted in the future.
     As a result of the New Tax Law, if CECT is qualified as a ‘‘qualifying high-technology enterprise’’, it will continue to be subject to a preferential tax rate of 15% starting from January 1, 2008, subject to any rules implemented under the transitional period arrangement. Otherwise, CECT’s applicable tax rate will increase from its existing tax rate of 15% to the unified tax rate of 25% by January 1, 2013 under the New Tax Law and in accordance with more detailed implementation rules to be adopted in the future. The effects of any changes in tax rates on the Group’s deferred tax balances will be recognized in 2007, the period the New Tax Law is enacted. From January 1, 2008, dividends from the Group’s PRC subsidiaries will also be subject to dividend withholding tax. The statutory withholding tax rate is 20 percent, subject to relief to be introduced by the PRC State Council. Prior to January 1, 2008, dividends from CECT to the Company were not subject to dividend withholding tax.

     Provision of income tax in the consolidated statement of operations and comprehensive income consists of:

	2004	2005	2006
	Rmb’000	Rmb’000	Rmb’000	US$’000
	(Restated)	(Restated)
Mainland Chinese income tax on current year’s profit
- current	10,404	27,813	62,904	8,060
- deferred	(3,007)	(2,327)	(8,003)	(1,025)
Under provision of current income tax in respect of prior years	—	—	3,291	422

	7,397	25,486	58,192	7,457

     The reconciliation of the Mainland Chinese statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations and comprehensive income is as follows:

	2004	2005	2006
	(Restated)	(Restated)
Mainland Chinese statutory income tax rate	33.0%	33.0%	33.0%
Tax effect of tax holidays and preferential tax rates	(49.8%)	(28.1%)	(71.1%)
Losses of BVI companies not subject to tax	23.6%	1.1%	78.5%
Non-deductible activities	0.6%	0.4%	16.2%
Changes in valuation allowance	5.0%	1.3%	(6.0%)

Effective income tax rate	12.4%	7.7%	50.6%

     Deferred income tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the balance sheet as of December 31, 2005 and 2006 were as follows:
     Deferred tax assets – current portion

	2005	2006
	Rmb’000	Rmb’000	US$’000
	(Restated)
Allowance for doubtful accounts	730	845	108
Write-off of obsolete and slow-moving inventories	5,596	3,849	493
Provision for product warranties	791	1,230	158
Tax losses carried forward	1,835	2,451	314

	8,952	8,375	1,073
Valuation allowance	(8,952)	(2,451)	(314)

Deferred income tax assets	—	5,924	759

     Deferred tax assets (liabilities) – non-current portion

	2005	2006
	Rmb’000	Rmb’000	US$’000
	(Restated)
Property, machinery and equipment	2,522	2,212	283
Other acquired intangible assets	(7,941)	(13,952)	(1,787)

Deferred income tax liabilities	(5,419)	(11,740)	(1,504)

     Changes in the valuation allowance were as follows:

	2005	2006
	Rmb’000	Rmb’000	US$’000
	(Restated)
Beginning of year	4,627	8,952	1,147
Increase in valuation allowance	4,325	617	79
Release of valuation allowance	—	(7,118)	(912)

End of year	8,952	2,451	314

     A valuation allowance of approximately Rmb617,000 was established during the year ended December 31, 2006 for deferred income tax assets related mainly to tax losses carried forward. The valuation allowance provided during the year ended December 31, 2005 relates mainly to deferred taxes arising from tax losses carried forward, additional write-off of inventories and increased provision for doubtful debts and warranty during the year. The release of the valuation allowance during the year ended December 31, 2006 arose mainly from the reversal of allowances that are no longer required.
     Taxation payable comprises:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Mainland Chinese enterprise income tax	29,530	32,342	4,144
Mainland Chinese value-added tax	38,153	12,964	1,661
Mainland Chinese other taxes	1,203	966	124

	68,886	46,272	5,929

24. DISTRIBUTION OF INCOME
     Substantially all of the Group’s income is contributed by QXCI and CECT, equity joint venture enterprises established in Mainland China. Income of QXCI and CECT, as determined under Mainland Chinese GAAP, is distributable to their joint venture partners after transfer to dedicated reserves, namely, the general reserve, the enterprise expansion fund and the staff welfare and bonus fund as required under Mainland Chinese Company Law and the articles of association of the respective company. Under the relevant regulations, QXCI and CECT are required to transfer at least 10% of their annual Mainland Chinese GAAP income to the general reserve until such reserve reaches 50% of their registered capital.

25. EARNINGS (LOSS) PER COMMON SHARE
     The following represents a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	2004	2005	2006
	Rmb	Rmb	Rmb	US$
	(Restated)	(Restated)
Net income (loss) before extraordinary gain	1,416,000	207,307,000	(34,071,000)	(4,365,000)
Extraordinary gain	—	37,592,000	14,237,000	1,824,000

Net income (loss) after extraordinary gain	1,416,000	244,899,000	(19,834,000)	(2,541,000)

Net income (loss) before extraordinary gain	1,416,000	207,307,000	(34,071,000)	(4,365,000)
Add: Interest on 4.5% Note	—	—	14,636,000	1,875,000
Less: Gain on remeasurement of embedded derivatives relating to 4.5% Note	—	—	(29,449,000)	(3,773,000)

Fully diluted net income (loss) before extraordinary gain	1,416,000	207,307,000	(48,884,000)	(6,263,000)
Extraordinary gain	—	37,592,000	14,237,000	1,824,000

Fully diluted net income (loss) after extraordinary gain	1,416,000	244,899,000	(34,647,000)	(4,439,000)

Weighted average common shares basic	16,443,000	18,319,000	23,712,000	23,712,000
Effect of dilutive stock options, warrants and convertible notes	117,000	1,000	304,000	304,000

Weighted average common shares diluted	16,560,000	18,320,000	24,016,000	24,016,000

Basic earnings (loss) per common share:
Before extraordinary gain	0.09	11.32	(1.44)	(0.19)
Extraordinary gain	—	2.05	0.60	0.08

After extraordinary gain	0.09	13.37	(0.84)	(0.11)

Diluted earnings(loss) per common share:
Before extraordinary gain	0.09	11.32	(2.03)	(0.26)
Extraordinary gain	—	2.05	0.59	0.07

After extraordinary gain	0.09	13.37	(1.44)	(0.19)

     Except for the 4.5% Note, all common stock equivalents had an anti-dilutive effect and accordingly, were excluded from the computation of diluted loss per share for the year ended December 31, 2006.

26. RETIREMENT PLAN
     Since December 1, 2000, the Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the “MPF Scheme”), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each company within the Group (employer) and their employees make monthly contributions to the scheme at 5% of the employees’ earnings as defined under the Mandatory Provident Fund legislation, subject to a maximum cap of HK$1,000 (Rmb1,003) per month and thereafter additional contributions are voluntary.
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
     For the year ended December 31, 2006, the aggregate employer’s contributions made by the Group amounted to approximately Rmb1,263,000 (US$162,000) (2004: Rmb414,000; 2005; Rmb1,181,000).
27. COMMITMENTS
     (a) Capital commitments
     Capital commitments not provided for in the consolidated financial statements include the followings:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Capital expenditures authorized and contracted for:
- Construction of factory premises and staff quarters	39,221	39,031	5,001
- Purchase of land and buildings	58,700	58,700	7,522
- Purchase of machinery and equipment	5,562	130	17

	103,483	97,861	12,540

     (b) Operating lease commitments
     The Group has operating lease agreements for office and factory premises, which extends through November 2008. As of December 31, 2006, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,
- 2007	4,396	563
- 2008	1,373	176

Total	5,769	739

     Lease expense of the Group for the year ended December 31, 2006 was approximately Rmb5,712,000 (US$732,000) (2004: Rmb4,302,000; 2005: Rmb4,445,000).
28. SUBSEQUENT EVENTS
     (i) On May 2, 2007, the Company’s subsidiary, QXMC was listed on the New York Stock Exchange through an IPO. Immediately prior to the listing, the investors of the 3.5% Note [Note 19(a)] exercised the option to convert the full US$40 million of the convertible notes into 7,800,000 ordinary shares of QXMC. Subsequent to the conversion and prior to the listing, QXMC became 19.5% owned by the investors of the 3.5% Note investors and 80.5% owned by the Company. QXMC’s IPO, which was priced at USD12 per share, consisted of 12,500,000 new ordinary shares issued by QXMC and an additional 833,334 ordinary shares offered by the 3.5% Note investors. As a consequence of QMXC’s IPO, the Company’s interest in QMXC was further diluted to approximately 61.33%. The extinguishment of the 3.5% Note and the deemed disposal of approximately 38.67% in QXMC are expected to give rise to accounting gains during the year ending December 31, 2007, which management is presently in the process of evaluating.
     (ii) In June 2007, the Company’s subsidiary, QXMC, injected additional capital of US$50.0 million into CECT. As QXGL, the minority shareholder of CECT, did not participate in the capital injection, QXMC’s equity interest in CECT was increased from 93.41% to 96.55%, while the equity interest held by QXGL was reduced from 6.59% to 3.45%. Under the purchase method of accounting, QXMC’s deemed acquisition of the additional 3.14% equity interest in CECT from QXGL is expected to result in an extraordinary acquisition gain during the year ending December 31, 2007, which management is presently in the process of evaluating.

29. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     (a) Cash paid for interest and income taxes is as follows:

	2004	2005	2006
	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest	26,582	41,752	50,374	6,455

Income taxes	—	8,687	63,383	8,122

     (b) Gain on sale of an equity investee
     On June 30, 2004, CECT disposed of a 40% shareholding interest in CECM to Beijing Lian Sheng Tong Investment Management Co., Ltd, an independent third party, for cash consideration of Rmb72,000,000. Thereafter, CECT’s shareholding interest in CECM was reduced to 10% (Note 12). Of the total consideration of Rmb72,000,000, Rmb21,600,000 was received during the year ended December 31, 2004 while Rmb50,400,000 was received during the year ended December 31, 2005.
     (c) As more fully described in Note 13(a), QXMC purchased an additional 25% equity interest in CECT on July 31, 2005. Part of the purchase consideration was the company’s investment in CEFCL, which had a carrying value of RMB20,000,000 at July 31, 2005, and the Company’s net investment in BJHTCL. At July 31, 2005, the carrying amounts of BJHTCL’s assets and liabilities that were transferred to QXCI (and thereafter to CEC) in the above transaction consisted of:

Rmb’000
Cash and cash equivalents	126
Other receivables	751
Property, machinery and equipment	37,826
Lease prepayments	1,383

Net assets disposed of	40,086

     The net cash outflow in respect of the acquisition of the minority interests of CECT and the disposal of BJHTCL for the year ended December 31, 2005 is as follows:

Rmb’000
Cash consideration	4,607
Cash and cash equivalents disposed of	126
Less: Prepaid consideration as of December 31, 2004	(1,000)
Less: Unpaid consideration as at December 31, 2005 (Note 17)	(3,607)

Net cash outflow in respect of acquisition of minority interests	126

30. RELATED PARTY TRANSACTIONS
     Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	The major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Mr. Zhi Yang Wu	Director and brother of Mr. Zhi Jian Wu Li
Mr. Zhi Zhong Wu	Brother of Mr. Zhi Jian Wu Li
Mr. Jie Shi	Director (resigned on September 1, 2005)
Mr. Ming Zhu	Non-executive independent director (resigned on September 1, 2005)
Mr. Ze Yun Mu	Non-executive independent director
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder
Qiao Xing Development Limited (“QXDL”)	Common director
Shanghai Sunplus Communication Technology Company Limited (“SSCT”)	Common director until September 2004
Huizhou Calilee Telecommunication Company Limited (“Calilee”)	A company 5% owned by QXGL until March 2005
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
Shenzhen Tianna I/E Trade Company Limited (“STIE”)	A company 90% owned by QXGL
China Electronics Corporation (“CEC”)	Minority owner of CECT until July 29, 2005
CEC Wireless R&D Limited (“CECW”)	CEC is a shareholder
Beijing China Electronics Changsheng Investment Management Company Limited (“BCECIM”)	CEC is a shareholder
China Electronics Beijing Real Estate Management Co., Ltd. (“CEBREM”)	CEC is a shareholder

     Summary of related party transactions is as follows:

	2004	2005	2006
	Rmb’000	Rmb’000	Rmb’000	US$’000
Operating lease rentals charged by CEC	2,743	1,325	—	—
Property management fees paid and payable to:
- CEBREM	971	852	—	—
- QXGL	68	61	90	12
Rental income from CECM	1,110	—	—	—
Research and development fee paid to CECW	391	—	—	—
Purchases from:
- QXDL	3,290	—	—	—
- SSCT	354,368	—	—	—
- STIE	103,379	—	—	—
Sales to:
- CECM	17,536	—	—	—
- Calilee	293,097	—	—	—
- QFST	12,458	41,928	69,232	8,871
     Other transactions with related parties are set out in Note 1, 11, 13, 16 and 20 to the consolidated financial statements.
     Summary of related party balances is as follows:

	2005	2006
	Rmb’000	Rmb’000	US$’000
Due from:
- Exquisite Jewel Limited	6	5	1
- Wu Holdings Limited	24	24	3

	30	29	4

Due to:
- Mr. Rui Lin Wu	2,428	4,516	579

Accounts receivable from:
- CECM	3,323	—	—
- QFST	9,056	44,443	5,695

	12,379	44,443	5,695

     Other balances with related parties are disclosed in Note 7, 11 and 20 to the consolidated financial statements.
     Except for the balances owing to the Company’s shareholders as disclosed in Note 20, all other balances with related parties are unsecured, non-interest bearing and without pre-determined repayment terms.

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

	Mobile Phones	Indoor Phones	Corporate	Total
	Rmb’000	Rmb’000	Rmb’000	Rmb’000
2004 (Restated)
Revenue	1,525,287	195,102	—	1,720,389
Gross margin	194,414	28,798	—	223,212
Inventories	271,428	21,979	—	293,407
Property, machinery and equipment	104,553	2,581	28	107,162
Expenditures for long-lived assets	4,900	—	49,750	54,650

2005 (Restated)
Revenue	2,380,531	254,653	—	2,635,184
Gross margin	439,218	39,168	—	478,386
Inventories	219,272	16,825	—	236,097
Property, machinery and equipment	50,506	2,158	—	52,664
Expenditures for long-lived assets	12,505	265	8,171	20,941

2006
Revenue	2,985,432	235,780	—	3,221,212
Gross margin	528,303	41,517	—	569,820
Inventories	213,688	18,668	—	232,356
Property, machinery and equipment	207,887	1,645	10	209,542
Expenditures for long-lived assets	207,379	109	1,200	208,688

     Major customers
     (a) Mobile phones segment
     Details of individual customers accounting for 10% or more of the Group’s sales of mobile phones are as follows:

	2004	2005	2006
	(Restated)	(Restated)
Beijing Ho.COM Electronic Co., Ltd.	26%	24%	12%
Calilee (Note 30)	19%	—	—
CECM (Note 30)	12%	—	—
Shenzhen Laidi Technical Co., Ltd.	—	—	24%
Beijing Jiusheng Technology Co., Ltd.	—	—	14%
Shenzhen Siecom Communication Technology Development Co., Ltd.	—	—	10%
     (b) Indoor phones segment
     Details of individual customers accounting for 10% or more of the Group’s sales of indoor phones are as follows:

	2004	2005	2006
QFST (Note 30)	6%	16%	26%
Zhong Nan Company	7%	4%	1%

32. OTHER ADDITIONAL INFORMATION
     The following items were included in the consolidated statements of operations and comprehensive income (loss):

	2004	2005	2006
	Rmb’000	Rmb’000	Rmb’000	US$’000
Depreciation of property, machinery and equipment	12,105	11,831	11,124	1,425

Amortization of lease prepayments	4,097	4,062	4,130	529

Interest expense:
- bank loans	12,922	23,489	33,801	4,331
- other bank borrowings	13,261	17,014	10,261	1,315
- finance lease	399	776	—	—
- convertible notes	—	—	7,692	985
- accretion of discounts on convertible notes	—	—	36,880	4,726
- amortization of deferred debt issuance costs	—	—	11,339	1,453
- shareholders’ loans (imputed interest)	478	473	459	59

Total interest expense	27,060	41,752	100,432	(12,869)

Advertising expenses	14,658	11,800	13,886	1,779

Shipping and handling costs	2,923	7,390	10,862	1,392

ITEM 19. EXHIBITS
     (a) The following financial statements are being filed as part of this annual report on Form 20-F:
Report of Independent Registered Public Accounting Firm
Consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006
Consolidated balance sheets at December 31, 2005 and 2006
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2004, 2005 and 2006
Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006
Notes to and forming part of the consolidated financial statements
     (b) The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 4.1	Securities Purchase Agreement dated as of April 27, 2006 covering the sale of $40,000,000 of our 3.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 3.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.4	Form of Registration Rights Agreement entered into pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.5	Securities Purchase Agreement dated as of October 31, 2006 covering the sale of $26,000,000 of our 4.5% senior convertible notes and common stock purchase warrants***

Exhibit 4.6	Form of 4.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of October 31, 2006***

Exhibit 4.7	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of October 31, 2006***

Exhibit 4.8	Form of Registration Rights Agreement entered into pursuant to the Securities Purchase Agreement dated as of October 31, 2006***

Exhibit 4.9	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics**

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on April 28, 2006, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003.

***	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on November 1, 2006, SEC File No. 0-29946

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING UNIVERSAL TELEPHONE, INC. (Registrant)

Date: July 16, 2007	By:	/s/ RUI LIN WU

Rui Lin Wu
Chairman

INDEX TO EXHIBITS
DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 4.1	Securities Purchase Agreement dated as of April 27, 2006 covering the sale of $40,000,000 of our 3.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 3.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.4	Form of Registration Rights Agreement entered into pursuant to the Securities Purchase Agreement dated as of April 27, 2006*

Exhibit 4.5	Securities Purchase Agreement dated as of October 31, 2006 covering the sale of $26,000,000 of our 4.5% senior convertible notes and common stock purchase warrants***

Exhibit 4.6	Form of 4.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of October 31, 2006***

Exhibit 4.7	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of October 31, 2006***

Exhibit 4.8	Form of Registration Rights Agreement entered into pursuant to the Securities Purchase Agreement dated as of October 31, 2006***

Exhibit 4.9	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics**

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on April 28, 2006, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003

***	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on November 1, 2006, SEC File No. 0-29946