Form 20-F
period 2007-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2008-07-14
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-29946
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
If this is an annual report , indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐       No ☐
QIAO XING UNIVERSAL TELEPHONE, INC.
(Exact name of Registrant as specified in its charter)
QIAO XING UNIVERSAL TELEPHONE, INC.
(Translation of Registrant’s name into English)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
(Address of principal executive offices)
Albert Leung, CFO
011-86-752-2820-268 (telephone)
albertleung@qiaoxing.com.hk (email)
011-86-752-2820-268 (facsimile)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

$.001 Par Value Common Stock (“Common Stock”)	NASDAQ
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
30,948,836 Shares of Common Stock as of December 31, 2007
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Large accelerated filer ☐            Accelerated filer ☑            Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☑	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐	Item 17

☐	Item 18
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA.
          We prepare our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The following summary consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 were derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the year ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 were derived from our audited financial statements not included elsewhere in this annual report and have been prepared in accordance with US GAAP and have been derived from audited financial statements. The following summary financial data should be read in conjunction with Item 5. Operating and Financial Review and Prospects and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

	2003	2004	2005	2006	2007
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Net sales	1,783,760	1,720,389	2,635,184	3,221,212	3,874,107	531,092
Cost of goods sold	(1,543,796)	(1,497,177)	(2,156,798)	(2,651,392)	(2,898,964)	(397,412)
Gross profit	239,963	223,212	478,386	569,820	975,143	133,680

Operating expenses:
Selling expenses	(75,843)	(29,065)	(24,726)	(28,401)	(59,820)	(8,200)
General and administrative expenses
Including stock-based compensation	(75,115)	(90,554)	(55,341)	(126,076)	(131,074)	(17,969)
Research and development	(6,649)	(18,378)	(20,694)	(30,747)	(34,452)	(4,723)
In process research and development	(35,263)	—	—	(41,739)	—	—

	2003	2004	2005	2006	2007
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Amortization of acquired intangible assets	(31,361)	(11,880)	(11,880)	(15,178)	(32,280)	(4,425)

Income from operations	15,732	73,335	365,745	327,679	717,517	98,363
Interest income	3,045	492	7,130	8,108	42,127	5,775
Exchange gain (loss), net	—	—	(2,659)	3,225	28,255	3,874
Interest expense	(17,022)	(27,060)	(41,752)	(100,432)	(248,014)	(34,000)
Loss on re-measurement of embedded derivatives	—	—	—	(134,439)	(129,084)	(17,696)
Loss on extinguishment of convertible debt	—	—	—	—	(142,090)	(19,479)
Gain on disposal of interests in subsidiaries	—	—	10,307	—	482,614	66,160
Gain on sale of equity investee	—	11,397	—	—	—	—
Gain on sale of stocks by subsidiary	—	—	—	—	383,965	52,637
Provision for litigation settlement	—	—	—	—	(15,319)	(2,100)
Impairment of investment at cost	—	—	(7,348)	—	—	—
Other income, net	2,088	1,597	640	4,453	59,055	8,096
Income before income tax	3,843	59,761	332,063	108,594	1,179,026	161,630
Provision for income tax	(5,862)	(7,397)	(25,486)	(58,192)	(124,120)	(17,015)
Income before minority interests	(2,019)	52,364	306,577	50,402	1,054,906	144,615
Minority interests	(28,800)	(51,903)	(99,270)	(84,473)	(168,554)	(23,107)
Equity in earnings of equity investees	6,802	955	—	—	—	—
Net income (loss) before extraordinary gain	(24,017)	1,416	207,307	(34,071)	886,352	121,508
Extraordinary gain on acquisition of minority interests	—	—	37,592	14,237	17,596	2,412

Net Income (Loss)	(24,017)	1,416	244,899	(19,834)	903,948	123,920

Other comprehensive (loss) income

Translation adjustments	(746)	70	1,821	7,203	(50,106)	(6,869)

	2003	2004	2005	2006	2007
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Comprehensive income (loss)	(24,763)	1,486	246,720	(12,631)	853,842	117,051
Basic earnings (loss) per common share
Before extraordinary gain	(1.56)	0.09	11.32	(1.44)	24.46	3.35
Extraordinary gain	—	—	2.05	0.60	0.49	0.07

After extraordinary gain	(1.56)	0.09	13.37	(0.84)	24.95	3.42
Diluted earnings (loss) per common share
Before extraordinary gain	(1.56)	0.09	11.32	(2.03)	24.20	3.31
Extraordinary gain	—	—	2.05	0.59	0.48	0.07

After extraordinary gain	(1.56)	0.09	13.37	(1.44)	24.68	3.38

Weighted average number of shares outstanding
- Basic (2)	15,420,000	16,443,000	18,319,000	23,712,000	29,836,000	29,836,000
- Diluted (2)	15,420,000	16,560,000	18,320,000	24,016,000	30,201,000	30,201,000

	2003	2004	2005	2006	2007
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Balance Sheet Data
Cash and bank deposits	122,466	140,890	391,660	1,096,477	3,033,010	415,788
Working capital	302,027	429,253	856,839	1,498,715	3,946,468	541,012
Property, machinery and equipment, net	98,305	107,162	52,664	209,542	192,601	26,403
Construction in progress	1,184	50,934	59,105	60,295	—	—
Lease prepayments, net	182,985	178,577	173,161	207,206	36,106	4,950
Debt issuance cost, net	—	—	—	31,845	—	—
Total assets	1,523,303	2,042,048	2,534,547	4,177,986	6,378,841	874,461
Short-term-debts	439,472	700,186	754,212	1,155,290	1,471,454	201,718
Long-term-debts	11,939	10,428	7,959	229,784	196,854	26,986
Total liabilities	771,189	1,157,693	1,316,418	2,192,713	2,260,956	309,949
Minority interests (1)	190,980	242,883	220,832	115,224	1,095,917	150,237
Shareholders’ equity	561,134	641,471	997,297	1,870,049	3,021,968	414,275
Cash flows data

	2003	2004	2005	2006	2007
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Cash flows from operating activities	(307,404)	(204,036)	116,682	(156,840)	954,654	130,872
Cash flows from investing activities	159,323	(82,451)	(3,822)	(603,009)	(650,317)	(89,151)
Cash flows from financing activities	260,345	304,841	136,505	1,465,657	1,675,920	229,748

(1)	Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in certain subsidiaries of our company.

(2)	Earnings per share is computed by dividing net income for 2003 by 15,420,000 shares, for 2004 by 16,443,000 shares, for 2005 by 18,319,000 shares, for 2006 by 23,712,000 shares and for 2007 by 29,836,000 shares. Diluted earnings per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

(3)	Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007 of US$1.00 = Rmb 7.2946. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.
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
          The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Noon Buying Rate(1)
Calendar Year	Average(2)
(Rmb per US$)
2003	8.2771
2004	8.2768
2005	8.1826
2006	7.9579
2007	7.5806

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2)	Annual averages are calculated from the month-end rates.

Calendar Month	High	Low	Average
January 2008	7.2946	7.1818	7.2405
February 2008	7.1973	7.1100	7.1644
March 2008	7.1110	7.0105	7.0722
April 2008	7.0185	6.9840	6.9997
May 2008	7.0000	6.9377	6.9725
June 2008	6.9633	6.8591	6.8993
July 2008 (through July 8)	6.8608	6.8510
          As of July 8, 2008, being the latest practicable date, the exchange rate was US$1.00 = Rmb 6.8510.
          This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was Rmb 7.2946 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.
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
          We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2006 and 2007, our five largest accounts receivable accounted for approximately 43% and 38% of our total accounts receivable.
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
          We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiaries’ factories in China. We currently maintain fire, casualty and theft insurance covering various of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in China. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our factories due to fire, severe weather, flooding or other cause, and such damage or loss would have a material adverse effect on our financial condition, business and prospects. However, we have not materially suffered from such damage or loss to date.
The discontinuation of the preferential tax treatment currently available to our PRC subsidiary, CEC Telecom Co., Ltd., could materially adversely affect our results of operations.
          Our PRC operating subsidiary, CEC Telecom Co., Ltd. (“CECT”), was subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises. CECT, as a foreign-invested enterprise, was generally subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax) through 2007 under this law and its related regulations, and 25% from January 1, 2008 under the new tax law described below. However, as a “high-tech enterprise” formed in the Zhongguancun Science Park high technology zone in Beijing, CECT enjoyed preferential tax treatment through 2007. In particular, CECT was exempted from enterprise income tax from May 22, 2000 to December 31, 2002 and was entitled to preferential enterprise income tax rates of 7.5% from January 1, 2003 to December 31, 2005 and 15% from January 1, 2006 to December 31, 2007.
          On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect as of January 1, 2008. In accordance with the new tax law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise” to be set forth in the more detailed implementing rules when they are adopted. As a result, if CECT qualifies as a “qualifying high-technology enterprise”, it will continue to benefit from a preferential tax rate of 15%. Before being qualified as a “qualifying high-technology enterprise” under the new tax law, CECT’s applicable tax rate increased from its then existing tax rate of 15% to the unified tax rate of 25% effective January 1, 2008. Regarding the implementation of the preferential treatment for “qualifying high-technology enterprise” under the new tax law, the

Chinese government has taken the first step in creating a mechanism to review the qualifications of “high-technology enterprise” with the issuance of “Circular 172” on April 14, 2008. This guidance, however, is not detailed enough and specifies that additional detailed guidelines will be issued. Such additional guidelines are expected to be issued within the next several months, with the actual detailed procedures being set up sometime thereafter. As a result, we expect that qualified enterprises will only receive their “High-technology Enterprise Certificate” in the second half of 2008 or sometime next year.
          We cannot assure you that CECT will qualify as a “qualifying high-technology enterprise” under the new tax law, and even if CECT successfully obtains this high-tech enterprise status, its preferential tax treatment may be discontinued by the tax authorities at their discretion or pursuant to any future changes in PRC tax laws, rules or regulations. Before being qualified as a “qualifying high-technology enterprise” under the new tax law, CECT is subject to a 25% rate from January 1, 2008 under the new tax law described above, which significantly increases our effective tax rate and materially adversely affects our operating results.
The dividends that our BVI-incorporated investment holding subsidiaries receive from their subsidiaries in the PRC and our global income may be subject to PRC tax under the new PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations. In addition, our foreign corporate holders of ordinary shares may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ordinary shares, if we are classified as a PRC “resident enterprise.”
          Under the new PRC Enterprise Income Tax Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where our investment holding subsidiaries are incorporated, does not have such a tax treaty with the PRC. If these BVI-incorporated investment holding subsidiaries are considered non-resident enterprises, this new 10% withholding tax imposed on their dividend income received from their PRC subsidiaries would reduce our net income and have an adverse effect on our operating results.
          Under the new tax law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new tax law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if our

BVI-incorporated investment holding subsidiaries are classified as resident enterprises, the dividends they receive from their PRC subsidiaries may be exempted from income tax. In addition, under the new tax law, foreign corporate holders of our ordinary shares may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ordinary shares, if such income is sourced from within the PRC. Although we are incorporated in the British Virgin Islands, it remains unclear whether the dividends payable by us or the gains our foreign corporate holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax may reduce the return on an investment in our ordinary shares by a foreign corporation.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.
          The State Administration of Foreign Exchange (“SAFE”) issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising fund from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
          Due to lack of official interpretation, some of the terms and provisions in the SAFE notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE notice has been inconsistent since its adoption. Based on the advice of our PRC counsel and after consultation with relevant SAFE officials, we believe that our PRC resident shareholders were required to complete their respective SAFE registrations pursuant to the SAFE notice. Since our PRC resident shareholders did not complete their SAFE registrations before March 31, 2006, the local SAFE branch will not accept their applications for SAFE registration until the detailed rules concerning the penalties for those who failed to make their SAFE registrations before March 31, 2006 are implemented. However, we believe the likely penalties for failure to complete the SAFE registration will be nominal and there should be no other legal obstacles for our PRC resident shareholders to complete or amend their respective SAFE registrations with respect to the Company. Moreover, because of uncertainty over how the SAFE notice will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE notice by our PRC resident beneficial holders. In addition, such PRC residents may not always be able to complete the necessary registration procedures required by the SAFE notice. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. A failure by our PRC resident beneficial holders or future PRC resident shareholders to comply with the SAFE notice, if SAFE requires it, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.
          In addition, the National Development and Reform Commission (the “NDRC”) promulgated a rule in October 2004, or the NDRC Rule, which requires NDRC approvals for overseas investment projects made by PRC entities. The NDRC Rule also provides that approval procedures for overseas investment projects of PRC individuals shall be implemented with reference to this rule. However, there exist extensive uncertainties in terms of interpretation of the NDRC Rule with respect to its application to a PRC individual’s overseas investment, and in practice, we are not aware of any precedents that a PRC individual’s overseas investment has been approved by the NDRC or challenged by the NDRC based on the absence of NDRC approval. Our current beneficial owners who are PRC individuals did not apply for NDRC approval for investment in a subsidiary. We cannot predict how and to what extent this will affect our business operations or future strategy. For example, the failure of our shareholders who are PRC individuals to comply with the NDRC Rule may subject these persons or our PRC subsidiary to certain liabilities under PRC laws, which could adversely affect our business.
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
          Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 22.0% of our outstanding shares as of July 8, 2008. Accordingly, he has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also may have the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.

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

ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY.
          From our inception through December 31, 2002, Qiao Xing Universal Telephone, Inc. (“Qiao Xing” or “we”) was principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. Our history dates back to April 1992 when Mr. Rui Lin Wu, our founder and chief executive officer, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People’s Republic of China (“PRC” or “China”). We initially were engaged in the original design and manufacturing of corded telephones, whereby products are designed and manufactured to the customer’s requirements and instructions and are marketed under the customer’s designated brand name or without a designated brand name. When we commenced our operations in August 1992, we had only 100 employees and two production lines producing telephones.
          In August 1995, we were awarded the ISO9001 certificate, which reflected our reputation as a high quality telephone manufacturer.
          Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of July 8, 2008, we owned 69.9% of Qiao Xing Mobile Communication Co. Ltd. (“QX Mobile”), an international business company incorporated in the British Virgin Islands on January 31, 2002. QX Mobile owns 96.55% of CEC Telecom Co., Ltd., a limited liability company established in China (“CECT”). We also own 100% of Qiao Xing Communication Holdings, Ltd., an international business company incorporated in the British Virgin Islands on May 21, 2002 (“QX Communication Holdings”), which owns 90% of Hui Zhou Qiao Xing Property, Ltd. (“QX Property”), a PRC joint venture, and 90% of Hui Zhou Qiao Xing Communication Industry, Ltd. (“HZQXCI”), a PRC joint venture.
          The remaining ownership of each of QX Property and HZQXCI is owned by Qiao Xing Group Limited, a PRC company owned by Rui Lin Wu and his eldest son Zhi Yang Wu. Messrs. Wu and Wu are two of our executive officers and directors.
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
          For 2007, our total capital expenditure was about Rmb 7.0 million, which primarily included: 1)Rmb 6.5 million for acquisition of property, machinery and equipment; and 2)Rmb 0.5 million for construction in progress.
          Our principal place of business and our executive office is the Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China, 516023, telephone: (011) 86-752-2820-268. We have designated Andrew N. Bernstein, 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111 as our agent for service of process in the United States.
Sale of $25,000,000 Senior Convertible Notes
Background
          On August 17, 2007, we entered into a Securities Purchase Agreement (the “August ’07 Agreement”) with two accredited investors pursuant to which we agreed to issue and the investors agreed to purchase an aggregate amount of $25,000,000 of our 5.5% senior convertible notes, as well as 490,677 common stock purchase warrants. In addition, our placement agent received 245,339 common stock purchase warrants with identical terms to those issued to the investors.
The Transaction
          Set forth below is a summary of the material terms of the transaction which is qualified in its entirety by the August ’07 Agreement and the exhibits thereto.
          The material terms and conditions of the senior convertible notes are summarized as follows:
•	the interest rate on the notes is 5.5% per annum, payable in cash in arrears on a calendar semi-annual basis beginning December 31, 2007

•	the date of maturity of the notes is February 17, 2010, 30 months from the closing date

•	the notes are convertible at the investors’ option into our common stock, $0.001 per share par value

•	the initial conversion price for our common stock is $10.19 per share (which represents a 10% premium to the five day volume weighted average price (“VWAP”) of our common stock as of the date of closing this transaction), subject to adjustment as provided in the notes

•	the investors cannot convert the notes to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to the conversion without prior written notice to us

•	the conversion price for our common stock is subject to reset if the average of the daily VWAP of our common stock for the five trading days ending on each two-month anniversary of the closing until maturity (each a “Reset Date”) is less than $9.26 (or such lower reset price as previously adjusted pursuant hereto). In that event, the conversion price is reset to a price equal to 90% of the VWAP of our common stock for the five trading days ending on the applicable Reset Date. In no event will the conversion price be reset to a price less than $5.56 per share.

•	the notes require an automatic repricing of the conversion price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the conversion price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

•	the notes are unsecured

•	the investors can require us to redeem the notes on the first anniversary of the issuance of the notes in an amount equal to the sum of (a) the outstanding principal of the notes, and (b) the accrued and unpaid interest thereon

•	we have the right to require the investors to convert the notes into shares of our common stock if the VWAP of our common stock exceeds for thirty (30) consecutive trading days $15.285 (150% of the conversion price), subject to certain additional terms and conditions

•	we may be required to prepay the notes if certain transactions or events of default occur at the greater of:
•	the conversion amount to be redeemed multiplied by a redemption premium of 125%, or

•	the product of the conversion rate at the time of default and the closing bid price on the date immediately preceding such event of default
•	we are subject to certain cash penalties if we are unable to deliver to the investors the common stock receivable upon conversion of the notes and exercise of the warrants in a timely manner
          The material terms and conditions of the common stock purchase warrants are summarized as follows:
•	each warrant is exercisable to purchase one share of our common stock

•	the initial exercise price of each warrant is $10.19 per share, subject to adjustment as provided in the warrant

•	the warrants are exercisable for a period of five (5) years from their date of issuance on August 17, 2007

•	the warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the warrants is not available for the resale of the shares upon exercise of the warrants

•	the warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of our common stock outstanding immediately after giving effect to such exercise

•	the warrants require an automatic repricing of the exercise price if we make certain sales of our common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price. (This “ratchet adjustment” provision does not apply in the case of certain exempt issuances.)

Recent Development – Initial Public Offering of QX Mobile Shares And Non-Competition Arrangement
          QX Mobile conducted an initial public offering of 12,500,000 of its ordinary shares (the “QXM IPO”). The initial offering price of the QX Mobile Shares was US$12.00 per share and the shares were listed for trading on the New York Stock Exchange under the symbol “QXM” on May 2, 2007.
          In connection with the QXM IPO, we entered into a non-competition agreement with QX Mobile, HZQXCI and Mr. Rui Lin Wu, which became effective upon the completion of the QXM IPO and will remain valid until we or Mr. Rui Lin Wu or any family member of Mr. Rui Lin Wu does not directly or indirectly own any QX Mobile shares, or until termination of such agreement through the written consent of the parties. The agreement provides that we, HZQXCI and Mr. Rui Lin Wu will not, and will procure their subsidiaries and Mr. Wu’s family members to not, solely or jointly, or through any person, company, enterprise or unit other than QX Mobile and its subsidiaries, develop, carry on, participate in, engage in, or be involved in any business or activities that result in or may result in direct or indirect competition with QX Mobile’s business, including but not limited to:
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
          This arrangement also prohibits us and Mr. Rui Lin Wu from using knowledge of QX Mobile’s business and strategy to QX Mobile’s detriment and provides QX Mobile with the right of first refusal over new business opportunities that come to the attention of us, HZQXCI or Mr. Rui Lin Wu and his family members, which are reasonably likely to result in direct or indirect competition with QX Mobile’s business or are reasonably associated with QX Mobile’s business. This non-competition arrangement does not affect HZQXCI’s ability to conduct its current business, which includes the manufacture and sale of COSUN-branded economy mobile handsets for the PRC market.

B. BUSINESS OVERVIEW.
          Through the fiscal year ended December 31, 2002, we were principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily in-house corded and cordless telephone sets under the trademark of “Qiao Xing”. According to the National Statistic Bureau of the China Technology Progress Information Centre, we were the largest in house telephone manufacturer by number of sales units in the PRC in 1999. For 2000, 2001 and 2002, we ranked as the second largest in house telephone manufacturer in the PRC by number of sales units. We believe that we are a leading player in the in-house telephone market.
          In May and June 2002, our then wholly-owned subsidiary QX Mobile entered into two sale and purchase agreements for acquisition of an aggregate equity interest of 65% in CECT for an aggregate consideration of Rmb 312,750,000 (the “Acquisitions”). CECT is a limited liability company established in China and is principally engaged in production and sales of mobile phones and accessories in China. In February 2003, the Acquisitions were approved by all the appropriate governmental authorities, including the Ministry of Information Industry, the State Development Planning Commission, the Ministry of Foreign Trade and Economic Cooperation and the State Administration for Industry and Commerce. The process of obtaining new business licenses was finally completed and a new business license for the new entity was granted.
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
          We classify our products into two core business segments, namely mobile phones and indoor phones. In view of the fact that we operate principally in Mainland China, no geographical segment information is presented. Sales in the PRC market accounted for approximately 97% and 97% of our total revenues for the fiscal years ended December 31, 2006 and 2007, respectively.

	2005	2006	2007
	Rmb’000	Rmb’000	Rmb’000
Net sales:

Mobile phones	2,380,531	2,985,432	3,636,431
Indoor phones	254,653	235,780	237,676

	2,635,184	3,221,212	3,874,107

QX Mobile and Its Subsidiary CECT’s Business Overview
          QX Mobile is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. It manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, its products have been primarily sold under the “CECT” brand name and it recently launched the “VEVA” brand name in May 2008.
          QX Mobile develops, produces, and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. QX Mobile sold approximately 2.26 million and 3.82 million handset products in 2006 and 2007, respectively. The average selling price of its handsets was Rmb 1,094 in 2006 and Rmb 816 (US$112) in 2007.
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
          QX Mobile currently has one main handset manufacturing facility in Huizhou City, Guangdong Province, China. This facility is equipped with three Surface Mount Technology, or SMT, lines and seven assembly and testing lines. QX Mobile historically outsourced and continues to outsource the manufacturing of a substantial portion of its products to electronics manufacturing service providers, or EMS providers. QX Mobile produced approximately 0.61 million units in its Huizhou facility in 2006 and 0.56 million units in 2007. It outsourced approximately 1.60 million units in 2006 and 3.33 million units in 2007 through EMS providers. To reduce its reliance on third-party suppliers, in January 2008, it completed the construction of a new manufacturing facility in Huizhou to produce molds, cast components and other handset parts.
          Substantially all of QX Mobile’s products are sold in China. It sells its products primarily to its national and provincial distributors, TV direct sales distributors and internet distributors, which resell its products to end customers either directly or through their own distribution networks, which are typically composed of local distributors and retail outlets. QX Mobile’s distribution network currently includes five national distributors, 77 provincial distributors, three TV direct sales distributors and two internet distributors. These distributors sell QX Mobile’s products to approximately 300 local distributors, over 4,000 retail outlets and directly to end users in China. In addition, certain of QX Mobile’s distributors and other third parties provide repairs and other after-sales services to QX Mobile’s customers through over 200 after-sales service centers located throughout China.

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
          During 2007, HZQXCI developed and launched a number of higher-end wired or wireless phones and internet-related products, including:
(i)	Little Smart phones with removable cards;

(ii)	ADSL2. Compared to the first generation of ADSL, its upstream channel rate and downstream channel rate are much faster; and

(iii)	Home Gateway (residential gateway). The Home Gateway is a device that acts as a hub between the home environment and the broadband network. Under the control of the service provider, it simplifies the user experience when utilizing broadband services.

(iv)	EasyPay Terminal is a type of payment terminal with common phone functions. Wherever you are, at home, office or variety marketplace, it can act like a DTMF/FSK caller ID phone, as well as an advanced electronic payment tool, applied to pay your bills, query your account, transfer funds between credit or debit cards, etc.

EasyPay Terminal is particularly designed for individual users. It could be used as soon as you connect it to PSTN through a single telephone cable without spending time on setup or installation. Secondly, it is easy for new users to operate with a user-friendly interface. Therefore, almost everyone can learn how to use it rapidly. Thirdly, EasyPay Terminal has high security through binding telephone numbers, PSAM (Purchase Secure Access Module) with serial numbers of both card and terminal. Lastly, it is affordable for most people in China and is becoming more and more popular among individual users.
          As of December 31, 2007, HZQXCI developed and sold more than 413 corded models and 46 cordless models, 12 models of fax machines, 60 models of wireless fixed phones, 16 models of ADSL, five models of Little Smart phones and five models of VOIP phones. The mobile phone division of HZQXCI has introduced 72 models of COSUN-branded GSM mobile phones which range from lower-end to middle-end and high-end.
          Since the second half of 2004, HZQXCI launched the COSUN-branded GSM mobile handset and has continued its transformation from a sub-contractor of CECT to a designer and distributor of its own brand of mobile handsets. In June 2006, HZQXCI received a license from the National Development and Reform Commission (NDRC) to manufacture GSM mobile phones.
          In the first five months of 2008, HZQXCI has launched nine models of COSUN-branded mobile phones, including COSUN 2122, which is extremely slim and has a flashlight function, and COSUN 9566, which has a telescope/binocular function.
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
          HZQXCI has not received any material claims for defective products from customers for the three years ended December 31, 2007.
Sales and Marketing
HZQXCI’s Indoor Telephone Division
          HZQXCI has established long-term strategic partnership relationships with many of China’s telecommunications operators, including China Telecom, China Netcom, China Railcom, China Mobile and China Unicom. By participating in public bids invited by these operators at provincial and municipal levels, HZQXCI directly supplies them (direct sale) with conventional indoor phones and high-end products of a value-added nature such as wireless fixed phones, CDMA Cityphones, CDMA inter-village phones, Little Smarts, ADSL, Residential Gateways, and VOIP phones. HZQXCI has become a major supplier to these operators to provide them with numerous categories of value added service products across China. HZQXCI has now established representative offices in Beijing and other 30 provinces as liaisons with the headquarters and branch companies of the five largest telecommunications operators. HZQXCI is the dominant supplier for more than 20 provinces in China. Its direct sales have now become the major domestic distribution channel.
          HZQXCI currently has maintained 31 provincial agents who serve its local distributors in different provinces in the PRC. There is at least one representative assigned to each agent to make frequent visits in order to understand the business operation and assist management. These agents distribute HZQXCI’s telecommunication products to a network of over 3,500 retail outlets. The purchase orders for telephones from these retail outlets are collected by the 31 provincial agents, who would then place consolidated purchase orders with HZQXCI on their own accounts. The provincial agents are each responsible for the credit risk and settlement of their own customers. HZQXCI gives a settlement period of 30 days to 270 days to the distributors. The long credit period granted is comparable to the common business practice for household telephones.
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
          HZQXCI advertises through various media, including national and regional television networks, radio, newspapers, magazines, posters, billboards and advertising pamphlets. In addition, the “Qiao Xing” and “COSUN” brand names are also promoted through sponsorship of sports events and sports celebrities, including the number 8 ranked worldwide snooker champion.
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
          HZQXCI spent approximately Rmb 383,000 and Rmb 902,000 (US$124,000) in 2006 and 2007, respectively, for advertising in its Indoor Telephone Division.
HZQXCI’s Mobile Phone Division
          For sales of its COSUN-branded mobile phone handsets, HZQXCI now has 700 agents at the national level, provincial level and municipal level in 31 provinces in China and 184 after-sales service centers. Those 700 agents distribute mobile phones to approximately 6% of all local distributors and 12% of all retail stores in China.
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
          HZQXCI has commenced the export of its mobile phones to overseas markets by setting up business relationships with some overseas telecommunications operators. Recently, HZQXCI has established representative offices in India, Russia and Vietnam to promote sales of mobile phones in those countries.

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
          The COSUN brand name has improved much among mobile phone consumers as a result of a series of promotional activities and advertisements conducted in 2006 and 2007. HZQXCI continues to implement its plan to set up 2,000 image stores for its COSUN-branded mobile phones in cooperation with its agents and distributors.
          HZQXCI spent approximately Rmb 3,121,000 and Rmb 13,969,000 (US$1,915,000) in 2006 and 2007, respectively, for advertising in its Mobile Phone Division.
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
Research and Development
          We have 16 years of experience in research and development of telecommunications terminal products.
          As the founder of the Guangdong Communication Engineering and Technology Center, HZQXCI has access to proven capabilities and can develop and design all types of telephones, video and audio products that meet international advanced standards. Its research and development division also performs work for third party clients.

          HZQXCI’s research and development (“R&D”) and engineering, technical and design functions are performed in the PRC through its own R&D, engineering, technical and design divisions and through appointed external technology development experts. As of December 31, 2007, HZQXCI employed 87 staff in its R&D division, who work closely with its sales and marketing executives to gauge the market demand in developing new products and new models of existing products.
          HZQXCI has strategic relations with other renowned independent R&D firms such as Techfaith.
          HZQXCI and its external R&D firms are also developing G+C mobile phones (mobile phones that can run on both GSM and CDMA networks), G+P mobile phones (mobile phones that can run on both GSM and land line networks) and 3G TV mobile phones.
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
          We spent Rmb 15.9 million (US$2.2 million), Rmb 14.5 million and Rmb 4.6 million in 2007, 2006 and 2005, respectively, on research and development activities in HZQXCI.
Competition
          The market for telecommunications terminal products generally and corded and cordless indoor telephones, as well as facsimile machines, ADSL products and payment terminals with common telephone functions products, in particular in the PRC is intensely competitive. We believe that the principal competitive factors are:
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
          In June 2008, COSUN brand was appraised as “Leading Brand in Telephone Industry” by China Brand Research Institute. For each industry, there is only one leading brand.

C. ORGANIZATIONAL STRUCTURE AS OF JULY 8, 2008.

D. PROPERTY, PLANTS AND EQUIPMENT.
          Our principal executive offices are located at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, PRC. Our main manufacturing facility is located on a leased property of approximately 3,700 square meters in Huizhou. In addition, we hold the land use rights for a property with an area of approximately 100,000 square meters in Huizhou City. We believe that our existing facilities are adequate and suitable to meet our present needs.
ITEM 4A. UNRESOLVED STAFF COMMENTS
          None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi (“Rmb”). Translation of amounts for 2007 from Renminbi into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb 7.2946 on December 31, 2007.
A. OPERATING RESULTS.
Fiscal 2007 compared to Fiscal 2006
(i)	Net sales
          Analysis of our sales revenue by business segment for fiscal year 2007 and 2006 is as follows:

		Year ended December 31
	2007		2006
	Rmb’000%		Rmb’000%
Mobile telephones	3,636,431	94	2,985,432	93
Indoor telephones	237,676	6	235,780	7

Total	3,874,107	100	3,221,212	100

          Net sales revenue increased by Rmb 652.9 million from Rmb 3,221.2 million for fiscal year 2006 to Rmb 3,874.1 million (US$ 531.1 million) for fiscal year 2007, representing an increase of 20.3%.

          In 2006, the revenue from the mobile phone business segment was Rmb 2,985.4 million, while it amounted to Rmb 3,636.4 million (US$ 498.5 million) in 2007, representing an increase of Rmb 651.0 million. The increase was mainly attributable to the increase in revenue from the sale of CECT-branded handsets and accessories.
     Revenue from the sale of CECT-branded handsets and accessories increased by 24.9% from RMB2,494.0 million in 2006 to RMB3,113.8 million ($426.9 million) in 2007, primarily due to increases in unit sales volume, which was offset to a certain extent by a decrease in the average selling price of our handsets. Sales volume of CECT-branded handsets increased by 68.7% from approximately 2,262,000 units in 2006 to approximately 3,816,000 units in 2007. The increase in the unit sales volume was primarily driven by the increase in the unit sales volume of the CECT-branded C1000 model handsets from 9,400 units in 2006 to 1,045,000 units in 2007, and the commercial launch of new models, such as C1000+, C2000, T100 and W100, which generated aggregate sales volume of approximately 2,026,000 units in 2007. The unit sales volume increase was also due to our increased sales and marketing efforts, including increased marketing expenses, increased use of TV direct sales programs and expansion of our sales and distribution network to include internet direct sales in 2007. Sales to our TV and internet direct sales distributors reached 1,090,000 units in 2007. The average selling price of the CECT-branded handsets decreased from RMB1,094 per unit in 2006 to RMB816 ($112) per unit in 2007, primarily reflecting the increased percentage of total sales of lower-cost but higher-margin differentiated products such as the C1000 series ultra-long standby handsets.
          Net sales of the COSUN-branded mobile phone handsets for 2007 were Rmb 509.6 million (US$ 70.0 million), representing an increase of Rmb 18.6 million. The increase can to a certain extent be attributed to the popularity of the low-end models 2188 and 2189, which boast a battery with long-standby capabilities.
          Net sales of indoor telephones for 2007 were Rmb 237.7 million (US$ 32.6 million), representing an increase of Rmb 1.9 million, or 0.8% from 2006.
          (ii) Cost of Goods Sold
Analysis of our cost of goods sold by business segment for fiscal years 2007 and 2006 is as follows:

		Year ended December 31
	2007		2006
	Rmb’000%		Rmb’000%
Mobile telephones	2,692,678	93	2,457,129	93
Indoor telephones	206,286	7	194,263	7

Total	2,898,964	100	2,651,392	100

          Cost of goods sold increased by Rmb 247.6 million from Rmb 2,651.4 million for fiscal year 2006 to Rmb 2,899.0 million (US$ 397.4 million) for fiscal year 2007, representing an increase of 9.3%.
          In 2006, the cost of goods sold for the mobile phones business segment was Rmb 2,457.1, while it amounted to Rmb 2,692.7 million (US$ 369.1 million) in 2007, representing an increase of Rmb 235.5 million. The increase was mainly attributable to the increase in the cost of goods sold relating to our CECT-branded mobile phone business.
     Our cost of goods sold relating to our CECT-branded mobile phone business increased by 9.4% from RMB2,062.6 million in 2006 to RMB2,255.8 million ($309.2 million) in 2007, primarily driven by increased unit sales volume of our handset products, which resulted in, among others, a RMB124.1 million increase in raw materials and components cost. Our product design fees paid to third parties also increased by 49.7% from RMB49.7 million in 2006 to RMB74.4 million ($10.2 million) in 2007, primarily due to increased unit shipments. Depreciation of property, machinery and equipment increased from RMB3.9 million in 2006 to RMB9.0 million ($1.2 million) in 2007 due mainly to the depreciation of a factory premise which we acquired towards the end of 2006. The cost of goods sold as a percentage of revenue decreased from 81.3% in 2006 to 71.8% in 2007, primarily reflecting the increased unit sales volume and percentage of total sales of lower-cost but higher-margin CECT-branded products such as the C1000 series ultra-long standby handsets.
(iii) Gross Profit
          Analysis of our gross profit by business segment for fiscal years 2007 and 2006 is as follows:

		Year ended December 31
	2007		2006
	Rmb’000%		Rmb’000%
Mobile telephones	943,753	97	528,303	92
Indoor telephones	31,390	3	41,517	8

Total	975,143	100	569,820	100

          Gross profit for fiscal year 2007 was Rmb 975.1 million (US$ 133.7 million), representing an increase of Rmb 405.3 million from Rmb 569.8 million in fiscal year 2006.
          In 2006, the gross profit from the mobile phone business segment was Rmb 528.3 million, while it amounted to Rmb 943.8 million (US$ 129.4 million) in 2007, representing an increase of Rmb 415.5 million. The increase was mainly attributable to the increase in gross profit from our CECT-branded mobile phone business.

     Our gross profit from our CECT-branded mobile phone business increased by 86.4% from RMB475.0 million in 2006 to RMB885.3 million ($121.4 million) in 2007, primarily due to increased sales volume of higher-margin handset products. Our gross margin relating to our CECT-branded mobile phone business increased from 18.7% in 2006 to 28.2% in 2007, primarily reflecting the launch of several successful higher-margin products in 2007, including the C1000 series ultra-long standby models, the T100 fingerprint recognition information security models and the W100 wrist watch handset. In addition, our increased use of TV direct sales programs and our use of internet direct sales in 2007 also contributed to the increase in our gross margin as we were able to charge a higher price for our CECT-branded products due to the increased advertisement exposures.
          Gross profit for the indoor telephone business segment decreased by Rmb 10.2 million from Rmb 41.6 million in fiscal year 2006 to Rmb 31.4 million (US$ 4.3 million) in fiscal year 2007. The decrease was primarily attributable to the decrease in gross margin from 17.6% for 2006 to 13.2% for 2007. This was due mainly to the clearance of the inventory of conventional indoor phone sets at low prices to expedite the shift in the composition of the product portfolio from conventional phones to higher-end value-added products.
(iv) Selling expenses
          Selling expenses increased by Rmb 31.4 million from Rmb 28.4 million for fiscal year 2006 to Rmb 59.8 million (US$ 8.2 million) for fiscal year 2007. The increase consisted mainly of an increase of Rmb 21.5 million relating to the CECT-branded mobile phones and an increase of Rmb 10.7 million relating to the COSUN-branded mobile phones.
     Our selling and distribution expenses relating to the CECT-branded mobile phones increased by 145.3% from RMB14.8 million in 2006 to RMB36.3 million ($5.0 million) in 2007. The significant increase was driven primarily by an increase in advertising and promotional expenses by RMB13.5 million from RMB12.9 million in 2006 to RMB26.4 million ($3.6 million) in 2007 and sales commissions of RMB6.1 million ($0.8 million) paid to our TV infomercial direct sales distributors in 2007. The higher advertising and promotional expenses in 2007 mainly resulted from an increased use of TV direct sales programs to sell and market our products and higher expenditures on advertising and promotional activities. The commission of RMB6.1 million paid in 2007 was to reward our TV infomercial partners for the sales that the TV infomercials helped to generate in our traditional sales channels. Share-based compensation expenses recognized in selling and distribution expenses relating to the CECT-branded mobile phones in 2007 amounted to RMB0.5 million ($0.1 million). No share-based compensation expenses relating to sales and marketing personnel relating to CECT-branded mobile phones were incurred in 2006.
          The increase in selling expenses for the COSUN-branded mobile phones related mainly to advertising.
(v) General and administrative expenses including stock-based compensation

          General and administrative expenses including stock-based compensation increased by Rmb 5.0 million from Rmb 126.1 million in fiscal year 2006 to Rmb 131.1 million (US$ 18.0 million) in fiscal year 2007.
          General and administrative expenses other than stock-based compensation increased by Rmb 27.4 million from Rmb 67.4 million in fiscal year 2006 to Rmb 94.8 million (US$ 13.0 million) in fiscal year 2007. The increase consisted mainly of an increase of Rmb15.2 relating to the CECT-branded mobile phone business, an increase of Rmb 4.4 million relating to the COSUN-branded mobile phone business, and an increase of Rmb 7.9 million relating to the corporate head office.
          Regarding the CECT-branded mobile phone business, auditing, legal, investor relation and other professional service expenses increased from RMB1.9 million in 2006 to RMB5.6 million ($0.8 million) in 2007, primarily due to increased expenditures associated with Qiao Xing Mobile Communication Co., Ltd. the immediate holding company of CEC Telecom Co., Ltd. (which is in the business of the manufacture and sale of the CECT-branded mobile phone handsets), being a public company in 2007. In 2007, we incurred a provision for doubtful debts of RMB3.4 million ($0.5 million) compared to a bad debt recovery of RMB0.6 million in 2006. In addition, salaries and other payroll-related expenses increased from RMB4.3 million in 2006 to RMB6.2 million ($0.8 million) in 2007 while office rental and other office-related expenses increased from RMB1.6 million in 2006 to RMB2.9 million ($0.4 million) in 2007.
          The increase relating to the COSUN-branded mobile phone handset business was mainly attributable to the increase in salary expenses, owing to an increased headcount in the administration staff.
          The increase relating to the corporate head office was mainly attributable to the increase in professional service expenses.
          Stock-based compensation decreased by Rmb 22.4 million from Rmb 58.7 million in 2006 to Rmb 36.3 million (US$ 5.0 million) in 2007.
          The stock-based compensation recorded in general and administration expenses for 2006 related to the grant of share options to certain employees and consultants of the Company in February 2006.
          The stock-based compensation recorded in general and administration expenses for 2007 related to the grant of share options to employees and a director of Qiao Xing Mobile Communication Co., Ltd. and its subsidiary CEC Telecom Co., Ltd. in March 2007.
(vi) Research and development
          Research and development expenses increased by Rmb 3.8 million from Rmb 30.7 million for fiscal year 2006 to Rmb 34.5 million (US$ 4.7 million) for fiscal year 2007. The increase consisted mainly of the increase of Rmb 2.3 million relating to the CECT-branded mobile phone handset business and an increase of Rmb 2.1 million relating to the COSUN-branded mobile phone handset business.

          Our research and development expenses relating to the CECT-branded mobile phone business increased by 14.1% from RMB16.3 million in 2006 to RMB18.6 million ($2.6 million) in 2007. The increase in research and development expenses was mainly due to the recognition of share-compensation expenses of RMB1.9 million ($0.3 million) in 2007. No share-based compensation expenses relating to research and development personnel were incurred in 2006.
          The increase in research and development expenses relating to the COSUN-branded mobile phone business was primarily due to introducing talents in research and development to the Company.
(vii) In-process research and development
          We recorded an in-process research and development charge of RMB41.7 million in 2006.
          We did not have similar charges in 2007.
          (viii) Amortization of intangible assets
          As a result of the acquisition of the remaining 20% minority interest in the Company’s subsidiary Qiao Xing Mobile Communication Co., Ltd. on November 30, 2006, amortization of other intangible assets increased by 112.5% from RMB15.2 million in 2006 to RMB32.3 million ($4.4 million) in 2007.
          (ix) Interest income
          Interest income increased by Rmb 34.0 million from Rmb 8.1 million in 2006 to Rmb 42.1 million (US$ 5.8 million) in 2007.
          The increase was mainly attributable to:
Interest income for 2007 of Rmb 17.7 million at an interest rate of 5% per annum from loans to a third party. There were no such loans outstanding in 2006; and
Interest income of Rmb 10.4 million from bank deposits due to proceeds received from the initial public offering in May 2007 of the ordinary shares of our subsidiary Qiao Xing Mobile Communication Co., Ltd.

(ix) Exchange difference
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
          We recognized a foreign currency exchange gain of RMB3.2 million and RMB28.3 million ($3.9 million) in 2006 and 2007, respectively, primarily resulting from the translation of foreign currency denominated assets and liabilities.
          (xi) Interest expenses
          Interest expenses increased by Rmb 147.6 million from Rmb 100.4 million in 2006 to Rmb 248.0 million (US$ 34.0 million) in 2007. The increase related mainly to the convertible bonds.
          In the corporate headquarters for the year 2006, we recorded interest expenses of Rmb 55.9 million relating to two convertible bonds issued in 2006.
          Coupon interest for the two convertible bonds amounted to Rmb 7.7 million in 2006.
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
     In the corporate headquarters for the year 2007, we recorded interest expenses of Rmb 193.0 million (US$ 26.5 million) relating to two convertible bonds issued in 2006, and one convertible bond issued in 2007.
          Coupon interest for the three convertible bonds amounted to Rmb 15.4 million (US$ 2.1 million) in 2007.

          The discount associated with the three convertible notes arising from the Investors Warrants and the embedded derivatives on initial recognition and from the beneficial conversion amount on a conversion price reset, which totaled Rmb 300.9 million (US$ 41.3 million), was accreted to interest expense over the expected terms of the Notes using the effective interest method. The related interest expenses amounted to Rmb 140.3 million (US$ 19.2 million) in 2007.
          The deferred debt issuance costs associated with the three convertible notes, which totaled Rmb 90.4 million (US$ 12.4 million) on initial recognition, were amortized to expense over the expected term of the Notes using the effective interest method. The related interest expenses amounted to Rmb 37.3 million (US$ 5.1 million) in 2007.
(xii) Loss on re-measurement of embedded derivatives
          We recognized a loss on re-measurement of embedded derivatives relating to the convertible bonds of RMB134.4 million and RMB129.1 million ($17.7 million) in 2006 and 2007, respectively, the fair value of the embedded derivative being most sensitive to the market price on the re-measurement date of the share of the Company, to which the bonds are convertible.
(xiii) Loss on extinguishment of convertible debts
          On May 3, 2007, the investors of US$40,000,000 senior convertible notes issued by the Company exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of Qiao Xing Mobile Communication Co., Ltd. that were owned by the Company and as a result, the Company’s equity interest in Qiao Xing Mobile Communication Co., Ltd. was decreased from 100.0%, or 40,000,000 shares, to 80.5%, or 32,200,000 shares, representing a disposal of 19.5% interest in Qiao Xing Mobile Communication Co., Ltd.. The fair value of the shares of Qiao Xing Mobile Communication Co., Ltd. given up by the Company in the Exchange was estimated to be approximately RMB721,188,000. The exchange resulted in a loss on the extinguishment of the US$40,000,000 senior convertible notes of RMB 142,090,000 (US$19,479,000) during the year ended December 31, 2007, being the difference between the fair value of the shares given up and the carrying value of the debt, the embedded derivatives and the unamortized deferred debt issuance costs relating to the convertible notes.
          There was no such loss in 2006.
          (xiv) Gain on disposal of interests in subsidiaries
          On May 3, 2007, the investors of US$40,000,000 senior convertible notes issued by the Company exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of Qiao Xing Mobile Communication Co., Ltd that were owned by the Company and as a result, the Company’s equity interest in Qiao Xing Mobile Communication Co., Ltd. was decreased from 100.0%, or 40,000,000 shares, to 80.5%, or 32,200,000 shares, representing a disposal of 19.5% interest in Qiao Xing Mobile Communication Co., Ltd.. The fair value of the shares of Qiao Xing Mobile Communication Co., Ltd. given up by the Company in the exchange was estimated to be approximately RMB 721,188,000.
          The gain on disposal of the 19.5% equity interest in Qiao Xing Mobile Communication Co., Ltd. of RMB482,614,000 (US$66,160,000), as recognized in the consolidated statements of operations for the year ended December 31, 2007, is calculated as follows:

RMB’000
Deemed proceeds from disposal	721,188
Less: Share of net assets relating to minority interest disposed of	(221,659)
Less: Goodwill relating to minority interest disposed of	(16,915)

Gain on disposal	482,614

          There was no such gain on disposal of interests in subsidiaries in 2006.
          (xv) Gain on sale of stocks by subsidiary
          As a consequence of the Company’s subsidiary Qiao Xing Mobile Communication Co., Ltd.’s IPO on May 8, 2007, the Company’s equity interest in Qiao Xing Mobile Communication Co., Ltd. was diluted from approximately 80.5% immediately prior to the IPO to approximately 61.3% upon the completion of the IPO. In connection with this reduction in the Company’s ownership interest in Qiao Xing Mobile Communication Co., Ltd., the Company recorded a gain of RMB383,965,000 (US$52,637,000), which is calculated as follows:

RMB’000
Share of net assets of Qiao Xing Mobile Communication Co., Ltd. after IPO	1,315,647
Less: Share of net assets of Qiao Xing Mobile Communication Co., Ltd. before IPO	(915,057)

Increase in share of net assets after IPO	400,590
Less: Goodwill relating to equity interest deemed disposed of	(16,625)

Gain on deemed disposal	383,965

          There was no such gain on the sale of stocks by a subsidiary in 2006.

          (xvi) Provision for litigation settlement
          In connection with the restatement of the Company’s financial statements for the years ended December 31, 2003, 2004 and 2005, five putative class actions were filed against the Company in the United States District Court for the Southern District of New York during the year ended December 31, 2007. The complaints alleged violations of the United States federal securities laws by the Company and certain of its executives and sought unspecified damages, attorney fees and other unspecified litigation costs.
          A mediation was held on January 10, 2008 and the parties agreed to settle the case for US$2,400,000. The Company’s Director and Officer (“D&O”) insurance carrier has agreed to contribute US$300,000 of the settlement amount. A Stipulation of Settlement was executed on February 25, 2008 and the preliminary order was signed on April 2, 2008. In April 2008, US$1,200,000 of the agreed settlement amount was paid into an escrow account, of which US$900,000 was paid by the Company and the balance of US$300,000 by the Company’s D&O insurance carrier. The final fairness hearing is scheduled for July 11, 2008.
          In accordance with SFAS No.5, “Accounting for Contingencies,” the Company has made a provision of US$2,100,000 (RMB 15,319,000) for the losses that may result from the class actions.
          There was no such provision for litigation settlement in 2006.
          (xvii) Other income
          Other income increased by Rmb 54.6 million from Rmb 4.5 million in 2006 to Rmb 59.1 million (US$ 8.1 million) in 2007.
          The increase related mainly to the gain on the disposal of certain land use rights and construction-in-progress which were not being used in the Company’s business operations.
          (xviii) Income tax expense
          Income tax expense increased by Rmb 65.9 million from Rmb 58.2 million in 2006 to Rmb 124.1 million (US$ 17.0 million) in 2007. The increase consisted mainly of the increase of Rmb 53.2 million relating to the CECT-branded mobile phone handset business carried out by our subsidiary CEC Telecom Co., Ltd and the increase of Rmb 14.7 million in our subsidiary Huizhou Qiao Xing Property, Limited.
          Income tax expense in CEC Telecom Co., Ltd. increased by RMB53.2 million from RMB60.2 million in 2006 to RMB113.4 million ($15.5 million) in 2007, primarily due to the increase in its taxable income.

          Huizhou Qiao Xing Property, Limited recorded an income tax expense of Rmb 14.7 million in 2007, mainly in relation to the gain on the disposal of certain of its land use rights and construction-in-progress. There was no such income tax expense in 2006.
          (xix) Minority interests
          Minority interest charges increased by Rmb 84.1 million from Rmb 84.5 million for 2006 to Rmb 168.6 million (US$ 23.1 million) for 2007. The change related primarily to the minority shareholder’s share of the consolidated results of Qiao Xing Mobile Communication Co., Ltd. It was mainly the result of the changes in the shareholding percentage. We owned 80% of Qiao Xing Mobile Communication Co., Ltd. for the first eleven months of 2006, 100% for the last month of 2006, 100% for the first four months of 2007 and 61.3% for the last eight months of 2007. There also was significant growth in Qiao Xing Mobile Communication Co., Ltd. during 2007.
          (xx) Extraordinary gain on acquisitions of minority interests - net of nil tax
          The Company’s subsidiary Qiao Xing Mobile Communication Co., Ltd. recorded an extraordinary gain of RMB17.8 million in connection with Qiao Xing Mobile Communication Co., Ltd.’s capital injection of $18.8 million into its subsidiary CEC Telecom Co., Ltd. in July 2006 because the other minority shareholder of CEC Telecom Co., Ltd., who sold all its remaining 6.6% equity interest in CEC Telecom Co., Ltd. to Qiao Xing Group in December 2006, did not participate in the capital injection at that time. The Company’s share in the extraordinary gain was Rmb 14.2 million after minority interests.
          In June 2007, Qiao Xing Mobile Communication Co., Ltd. made another capital contribution of $50 million into CEC Telecom Co., Ltd.. The transaction resulted in an extraordinary gain of RMB28.7 million as the minority shareholder, Qiao Xing Group, did not participate in the capital injection. The Company’s share in the extraordinary gain was Rmb 17.6 million (US$ 2.4 million) after minority interests.
          (xxi) Net results
          As a result of the foregoing, our net results increased by RMB923.8 million from a net loss of RMB 19.8 million in 2006 to a net income of RMB903.9 million ($123.9 million) in 2007. Our basic loss per share after extraordinary gain was RMB0.84 in 2006; our basic earnings per share after extraordinary gain was RMB 24.95 (US$3.42) in 2007.

Fiscal 2006 compared to Fiscal 2005
               (i) Net sales
          Analysis of our sales revenue by business segment for fiscal year 2006 and 2005 is as follows:

	Year ended December 31
	2006		2005 (Restated)
	Rmb’000%		Rmb’000%
Mobile telephones	2,985,432	93	2,380,531	90
Indoor telephones	235,780	7	254,653	10

Total	3,221,212	100	2,635,184	100

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
          Revenue from the sale of CECT-branded handsets and accessories increased by 38.1% from Rmb 1,806.1 million in 2005 to Rmb 2,494.0 million ($319.6 million) in 2006, primarily due to increases in unit sales volume and the average selling price of the CECT-branded handsets. Sales volume of CECT-branded handsets increased by 30.7% from approximately 1,730,000 units in 2005 to approximately 2,262,000 units in 2006. The increase in unit sales volume of CECT-branded handsets was primarily driven by the commercial launch of a number of new models, including the A1000 and IP1000, which generated aggregate sales volume of approximately 1,894,000 units in 2006. The average selling price of the CECT-branded handsets increased from Rmb 1,012 per unit in 2005 to Rmb 1,094 ($140) per unit in 2006, primarily reflecting the increased percentage of total sales of higher-end and differentiated products that generally have higher unit selling prices.
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
          (ii) Cost of Goods Sold
          Analysis of our cost of goods sold by business segment for fiscal years 2006 and 2005 is as follows:

	Year ended December 31
	2006		2005 (Restated)
	Rmb’000%		Rmb’000%
Mobile telephones	2,457,129	93	1,941,313	90
Indoor telephones	194,263	7	215,485	10

Total	2,651,392	100	2,156,798	100

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
               (iii) Gross Profit
          Analysis of our gross profit by business segment for fiscal years 2006 and 2005 is as follows:

	Year ended December 31
	2006		2005 (Restated)
	Rmb’000%		Rmb’000%
Mobile telephones	528,303	92	439,218	92
Indoor telephones	41,517	8	39,168	8

Total	569,820	100	478,386	100

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
          (xiv) Extraordinary gain on acquisition of minority interests - net of nil tax
          The Company’s subsidiary QX Mobile acquired the 25.0% minority interest in CECT in July 2005 for a total consideration of Rmb 75.0 million. The fair value of the underlying net assets representing the 25.0% interest in CECT exceeded our acquisition price. This favorable purchase price primarily reflects the facts that (i) CEC sought to dispose of its interest in CECT on an accelerated basis to complete its own group restructuring plans, and (ii) it became easier for domestic enterprises to manufacture mobile handsets in China due to regulatory changes, which reduced the marketability and demand for the license held by CECT. QX Mobile recognized the unallocated portion of the excess of the fair value of the acquired assets over the acquisition price of Rmb 47.0 million as an extraordinary gain in 2005. The Company’ share in the extraordinary gain was Rmb 37.6 million after minority interests.
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
B. LIQUIDITY AND CAPITAL RESOURCES.
          During fiscal year 2007, we were principally engaged in (i) the sales of telecommunication terminal products, including cord and cordless indoor telephone sets and other internet-related products in Mainland China; and (ii) production and sales of mobile phones and accessories in Mainland China. We did not declare or pay dividends in fiscal year 2007.
          In summary, about Rmb 954.7 million (US$ 130.9 million) was provided by operating activities, about Rmb 650.3million (US$ 89.2 million) was used in investing activities and about Rmb 1,675.9 million (US$ 229.7 million) was provided by financing activities during the year ended December 31, 2007. Consequently, cash and cash equivalents increased by Rmb 1,936.5 million (US$ 265.5 million) from Rmb 1,096.5 million at the beginning to Rmb 3,033 million (US$ 415.8 million) at the end of year 2007.
          (i) Cash flows from operating activities
          There was a net operating cash inflow of Rmb 954.7 million (US$ 130.9 million) while the income before minority interests and extraordinary gain was Rmb 1,054.9 million (US$ 144.6 million) for the fiscal year of 2007. The difference of Rmb 100.2 million (US$ 13.7 million) stemmed mainly from the following:
•	Interest expense relating to the accretion of convertible note discounts of Rmb 140.3 million (US$ 19.2 million) which did not involve any outflow of cash;

•	loss on re-measurement of embedded derivatives of Rmb 129.1 million (US$ 17.7 million) which did not involve any outflow of cash;

•	Loss on extinguishment of convertible debts of Rmb 142.1 million (US$ 19.5 million) which did not involve any outflow of cash;

•	Gain on disposal of interests in subsidiaries of Rmb 482.6 million (US$ 66.2 million) which did not involve any inflow of cash;

•	Gain on sale of stocks by subsidiary of Rmb 384.0 million (US$ 52.6 million) which did not involve any inflow of cash;

•	decrease in accounts and bills receivable of Rmb 201.6 million (US$ 27.6 million); and

•	decrease in prepaid expenses of Rmb 167.4 million (US$ 22.9 million).

          The decrease in accounts and bills receivable, which related primarily to the CECT-branded mobile phone handset business, was due mainly to an improvement in our collection of accounts receivable during 2007.
          The decrease in prepaid expenses resulted primarily from the decrease in advances to suppliers in the mobile phone handset business.
          (ii) Cash flows from investing activities
          Net cash used in investing activities amounted to Rmb 650.3 million (US$ 89.2 million) during the year ended December 31, 2007. This was mainly attributable to a cash inflow of Rmb 180.0 million (US$ 24.7 million) in connection with proceeds from disposal of land use rights and construction-in-progress, a cash outflow of Rmb 998.3 million (US$ 136.9 million) in connection with interest-bearing advances to a third party and a cash inflow of Rmb 175.8 million (US$ 24.1 million) in connection with a decrease in restricted cash.
          During the year ended December 31, 2007, the Company disposed of certain parcels of land and the related construction-in-progress to an independent third party for a total cash consideration of RMB288,904,000. As of December 31, 2007, a total of RMB180,000,000 had been received by the Company. The balance of the consideration of RMB108,904,000 is receivable within seven days after the completion of the legal transfer of the relevant titles to the purchaser. There was no such disposal of land use rights and construction-in-progress in 2006.
          Advances to a third party are secured by a floating charge over all the assets of the borrower, bear interest at 5.0% per annum and are repayable on demand. All advances made and interest accrued thereon have been received subsequent to the end of the financial year. There were no such advances in 2006.
          Restricted cash related to bank deposits pledged to secure short-term bank borrowing in connection with bills payable. Restricted cash decreased with the decreased use of bills payable as a means of settlement with suppliers in the indoor phone set business and in the COSUN-branded mobile phone handset business.
(iii) Cash flows from financing activities
          Net cash inflow from financing activities amounted to Rmb 1,675.9 million (US$ 229.7 million) for the year ended December 31, 2006. It related mainly to the cash inflow in connection with the net increase of short-term borrowings of Rmb 323.2 million (US$ 44.3 million), the net proceeds from issuance of convertible notes of Rmb 175.1 million (US$ 24.0 million), the net proceeds from issuance of common stock of Rmb 114.5 million (US$ 15.7 million) and the net proceeds from the IPO of common stocks by a subsidiary of Rmb 1,026.6 million (US$ 140.7 million).

          For the year ended December 31, 2007, we financed our operations and investments principally through cash generated from operating activities, short-term bank borrowings, issuance of new shares and convertible notes and the IPO of common stocks by a subsidiary. Outstanding bank borrowings accounted for 28% and 23% of our total assets as of December 31, 2006 and December 31, 2007, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit. As of December 31, 2007, our consolidated working capital was Rmb 3,946.5 million (US$ 541.0 million) as compared to Rmb 1,498.7 million as of December 31, 2006. We believe that our working capital is sufficient for our present requirements.
Critical Accounting Policies and Estimates
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
          The Group completed its annual goodwill impairment test during the year ended December 31, 2007 and determined that no adjustment to the carrying value of goodwill was required.

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

          The Group completed its annual impairment test for other acquired intangible assets during the year ended December 31, 2007 and determined that no adjustment to the carrying value of other acquired intangible assets was required.
Depreciation and amortization of long-lived assets
          We have a substantial amount of property, machinery and equipment, and intangible assets, and the depreciation/amortization of these assets constitutes a significant operating cost for us. The useful lives of our long-lived assets represent our estimate of the periods during which we expect to derive economic benefits from the assets. In estimating the useful lives and also the recoverable salvage values of these assets and in determining whether subsequent revisions to the useful lives and salvage values are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our long-lived assets to determine if such lives and values should be adjusted. However, actual economic lives and salvage values may differ from our estimates and any future revisions to these estimates will impact our depreciation/amortization expenses, and hence our operating results, in future periods. In the years ended December 31, 2005, 2006 and 2007, we have not made any changes to the estimated useful lives or salvage values for our long-lived assets.
          Stock-based compensation
          The Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), to account for share-based payments beginning January 1, 2006. The Group has elected the modified prospective transition method as permitted by SFAS 123R and accordingly, prior periods’ financial statements have not been restated to reflect the impact of SFAS 123R. Under this method, the Group is required to recognize share-based compensation for all new and unvested share-based awards that are ultimately expected to vest as the requisite service is rendered beginning January 1, 2006. Share-based compensation is measured based on the fair value of all share-based awards on the dates of grant and is recognized using the straight-line method over the requisite service period, which is generally the same as the vesting period.
          The Company accounts for share-based awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company values share-based awards issued using either the Black-Scholes option-pricing model or the binomial option pricing model, and recognizes the value over the period in which the awards vest.
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
          Income taxes
          The Group accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred income taxes are provided using the liability method and are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in the statement of operations in the period that the change in tax rates or tax laws is enacted. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits or that future deductibility is uncertain.
          On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The Group has elected to classify interest and penalties related to income tax matters, if and when required, as part of income tax expense in the statement of operations. The adoption of FIN 48 on January 1, 2007 did not have any effect on the Group’s consolidated financial statements.
Recent Accounting Pronouncements
          In September 2006, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Except to the extent that it will affect the disclosures concerning fair value measurements, the initial adoption of SFAS No. 157 is not expected to have a material impact on our consolidated financial statements.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115,” or SFAS No. 159. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective on January 1, 2008, although earlier adoption is permitted. We have elected not to adopt the fair value option, as permitted under SFAS No. 159.
          In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, “Business Combinations,” or SFAS No. 141R . SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.
          In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more partially owned and consolidated subsidiaries. Except for the classification of minority interest as a component of equity, we do not expect the initial adoption of SFAS No. 160 to have a material impact on our consolidated financial statements.
          In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133,” or SFAS No. 161. SFAS No. 161 requires enhanced disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS No. 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.
          In May 2008, the FASB issued FASB Staff Position (“FSP”) No. Accounting Principles Board 14-1, or FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” FSP No. APB 14-1 requires the issuer of convertible debt instruments with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer’s nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP No. APB 14-1 will also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. FSP No. APB 14-1 is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the impact of the adoption of FSP No. APB 14-1 on our consolidated financial statements.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
          During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

Year ended December 31, 2007	Rmb 34,452,000
Year ended December 31, 2006	Rmb 30,747,000
Year ended December 31, 2005	Rmb 20,694,000
D. TREND INFORMATION.
          Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
          (a) Capital commitments
          Capital commitments not provided for in the consolidated financial statements include the following:

	2007
	Rmb’000	US$’000
Capital expenditures authorized and contracted for:
- Purchase of machinery and equipment	130	18

          (b) Operating lease commitments
          The Group has operating lease agreements for office and factory premises, which extend through December 2010. As of December 31, 2007, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,

- 2008	5,274	723
- 2009	3,052	418
- 2010	3,052	418

Total	11,378	1,559

          (c) Service of debt
          On October 31, 2006, pursuant to a securities purchase agreement dated October 31, 2006, the Company issued and sold to two institutional investors US$26 million aggregate principal amount of 4.5% unsecured senior convertible notes (the “4.5% Note”).
          On August 17, 2007, pursuant to a securities purchase agreement dated August 17, 2007, the Company issued and sold to two institutional investors US$25 million aggregate principal amount of 5.5% unsecured senior convertible notes (the “5.5% Note”).

          The Group’s total future payments relating to (i) the service of debt of the 4.5% Note assuming that the notes are repaid at maturity and (ii) the service of debt of the 5.5% Note assuming that the notes are redeemed one year after the issuance at 100% of the principal are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,

- 2008	200,930	27,545
- 2009	193,927	26,585

Total	394,857	54,130

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT.
          Our current senior management and directors are as follows:

Name	Age	Position
Rui Lin Wu	56	Chairman and Chief Executive Officer
Zhi Yang Wu	35	Vice Chairman and Secretary
Albert Leung	51	Chief Financial Officer
Ze Yun Mu	42	Non-Executive Director
Edward Tsai	51	Non-Executive Director
Yi Hong Zhang	66	Non-Executive Director
          None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu.
          Mr. Rui Lin Wu is our chairman and chief executive officer. He is our founder and has over 18 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China. Mr. Wu also serves as the vice chairman of QX Mobile (NYSE: QXM) and a director of CECT since February 2003.
          Mr. Zhi Yang Wu is our vice chairman and the eldest son of Mr. Rui Lin Wu. Mr. Wu also serves as our secretary. Mr. Wu received a diploma in enterprise management from Huizhou University in China. He joined us in 1992 and is responsible for our overall strategic planning, policy making and the overseas market development. Mr. Wu also serves as the chairman of QX Mobile (NYSE: QXM) and CECT since February 2003.

          Mr. Albert Leung has served as our chief financial officer since his appointment in December 2003. Mr. Leung received a Higher Diploma in Accountancy from Hong Kong Polytechnic in 1980 and a Diploma in Advanced Commercial Studies from L’Ecole des Hautes Etudes Commerciales in France in 1984. He is a registered member of the Hong Kong Society of Accountants since 1988 and the Association of Chartered Certified Accountants, Great Britain, since 1986. Prior to joining us in December 2003, Mr. Leung served as chief financial officer of Yantai Dahua Holdings Company Limited (YDHCF.PK) (n/k/a China Agro — Technology Holdings Ltd., OTCBB: CAGTF.OB) from February 2003 until December 2003. From March 2001 until February 2003, he served as a consultant with AB Management Consulting Company, Hong Kong, providing accounting services, tax compliance and finance for small and medium enterprises in Hong Kong. From November 1999 to October 2000, Mr. Leung served as regional financial controller in Singapore for Euro RSCG Asia Pacific. From December 1998 to April 1999, he served as property manager (cost control) for The Hong Kong Jockey Club. Mr. Leung devotes his full working time to our affairs.
          Mr. Ze Yun Mu has served as a non-executive director since September 15, 2003. Mr. Mu had also served since 1998 as the external affairs director for Huizhou Wei Guo Machinery Factory and served as a technician for them from 1990 to 1998.
          Dr. Edward Tsai has served as a non-executive director since December 2007. Dr. Tsai is the chairman of Paradigm Venture Partners L.L.C. since August 2000, a business engaged in venture capital funds management. From February 1997 to February 2000, he served as president of Allianz President General Insurance Co. Dr. Tsai was president and chief executive officer of President Investment Trust Corp. from January 1994 to February 1997 engaged in mutual funds management. He was an attorney-at-law with Baker & McKenzie from October 1989 to January 1994 and with Diepenbrock, Wolff, Plant & Hannagen from August 1988 to October 1989. Dr. Tsai received his J.D. degree from Santa Clara University in 1998, his LL.M. degree from Tulane University in 1983, his LL.B. degree from Chinese Culture University in 1979 and the Executive Program of Business Management from National Cheng-Chi University.
          Mr. Yi Hong Zhang has served as a non-executive director since December 2004. Since 2004, he has served as senior advisor and independent director of Guangzhou Hualin Enterprise Group. From 2001 through 2003, Mr. Zhang was the standing deputy director of the leadership panel for technical assessment under the Guangdong Science and Technology Institute. From 2000 to 2001, he served as chairman and general manager of Guangdong Zhongping Yueke Appraisal Co., Ltd. From 1994 to 1999, Mr. Zhang served as head of the Guangdong Science and Technology Appraisal Center.
B. COMPENSATION.
          The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2007 on an accrual basis, for services in all capacities, was Rmb 1,469,000 (US$201,000). During the fiscal year ended December 31, 2007, we contributed an aggregate amount of Rmb 22,000 (US$3,000) toward the pension plans of our directors and executive officers.

          We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chairman and chief executive officer at a director fee of Rmb 224,000 (US$31,000) and a salary of Rmb 0 (US$ 0) for 2007. Mr. Wu’s remuneration package includes benefits with respect to a motor car.
C. BOARD PRACTICES.
          Each of our current directors was elected at our last annual meeting of shareholders held on December 7, 2007 to serve a one-year term or until their successor is elected and qualified.
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
Audit Committee
          We have established an audit committee, which currently consists of Dr. Edward Tsai, Ze Yun Mu and Yi Hong Zhang. Its functions are to:
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
Nominating Committee
          We have established a nominating committee, which currently consists of Dr. Edward Tsai, Ze Yun Mu and Yi Hong Zhang. Its purpose and functions are to:
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
Compensation Committee
          We have established a compensation committee, which currently consists of Dr. Edward Tsai, Ze Yun Mu and Yi Hong Zhang. Its purpose and functions are to:
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
D. EMPLOYEES.
          As of December 31, 2007 and giving effect to the staff of CECT, our indirectly majority-owned subsidiary, we had a total of 1,338 full time employees, of which 10 are key management staff, 287 are engaged in sales and marketing, 103 are engaged in finance and administration, 690 are engaged in production and 248 are engaged in research and development. None of our employees is represented by a labor union and we believe that our working relationship with our employees is good.
E. SHARE OWNERSHIP.
          The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of July 8, 2008 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all current directors and executive officers as a group.
          As of July 8, 2008, we had 30,948,836 shares of our common stock issued and outstanding.
          This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially Owned
Wu Holdings Limited	6,819,000	(1)	22.0
Rui Lin Wu	6,819,000	(1)	22.0
Zhi Yang Wu	0		0
Zhi Zhong Wu	0		0

	Number	Percent
Name of Beneficial Holder	Shares Beneficially Owned
Albert Leung	0	0
Ze Yun Mu	0	0
Edward Tsai	0	0
Yi Hong Zhang	0	0
All directors and executive officers as a group (6 persons)	6,819,000	22.0
Galbo Enterprises Limited (2)	1,562,348	5.0

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.

(2)	Their address is 8th Floor, Kat Cheung Mansion, 1 Lai Shun Street, North Point, Hong Kong.
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

          On February 24, 2006, the compensation committee approved the grant and issuance of 2,000,000 options at an exercise price of $7.00 per share to eleven persons, including the following officers, directors and related parties:
•	545,000 options – Rui Lin Wu, Chairman

•	400,000 options – Zhi Yang Wu, Vice Chairman

•	400,000 options – Zhi Zhong Wu, son of Chairman

•	400,000 options – Zhi Jian Wu, son of Chairman
          As of December 31, 2006, all 2,000,000 options had been exercised and no options to purchase shares of our common stock under the plan remained outstanding.
Other Options and Warrants Outstanding
          As of July 8, 2008, the following options and warrants to purchase shares of our common stock were outstanding:
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

•	warrants to purchase an aggregate of 545,455 shares of common stock at $14.30 per share at any time until October 31, 2011 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of $26,000,000 of our senior convertible notes (“October 2006 CB Warrants”)

•	warrants to purchase an aggregate of 736,016 shares of common stock at $10.19 per share at any time until August 17, 2012 which we granted to two accredited investors and the placement agent in August 2007 in connection with the sale of $25,000,000 of our senior convertible notes (“August 2007 CB Warrants”)

•	warrants to purchase an aggregate of 473,814 shares of common stock at $13.00 per share at any time until November 2, 2011 which we granted to an accredited investor and a finder in November 2007 in connection with a stock purchase agreement (“November 2007 SPA Warrants”)
          Each of the foregoing warrants contains provisions for the adjustment of exercise price and number of warrant shares in the event of “Dilutive Issuances” as defined therein.
          Accordingly, the number of warrants and the exercise price of the following warrants have been adjusted pursuant to the “Dilutive Issuances” provisions thereof as follows:
1.	February 2005 SPA Warrants – 436,254 warrants at $8.4756 per warrant

2.	April 2005 SPA Warrants – 43,618 warrants at $8.4756 per warrant

3.	January 2006 SPA Warrants – 438,828 warrants at $7.4061 per warrant

4.	February 2006 Warrants – 38,946 warrants at $7.4061 per warrant

5.	February 2006 SPA Warrants – 19,815 warrants at $6.6249 per warrant

6.	October 2006 SPA Warrants – 1,543,165 warrants at $ 5.5600 per warrant

7.	October 2006 CB Warrants – 1,402,879 warrants at $5.5600 per warrant

8.	August 2007 CB Warrants – 1,348,921 warrants at $5.5600 per warrant

9.	November 2007 SPA Warrants – 1,107,838 warrants at $ 5.5600 per warrant

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
          As of December 31, 2007, we had 70 record holders of our common stock. Of the 30,948,836 shares outstanding as of December 31, 2007, 22,503,239 shares were held by CEDE & Co.
          To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
          To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	Major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder of CECT, QXCI and QXPL
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
China Electronics Corporation (“CEC”)	Minority owner of CECT until July 29, 2005
China Electronics Beijing Real Estate Management Co., Ltd. (“CEBREM”)	CEC is a shareholder
          Summary of related party transactions is as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000	US$’000
Operating lease rentals charged by CEC	1,325	—	—	—

	2005	2006	2007
	RMB’000	RMB’000	RMB’000	US$’000
Property management fees paid and payable to:
- CEBREM	852	—	—	—
- QXGL	61	90	100	14
Sales to:
- QFST	41,928	69,232	95,514	13,094
          Other transactions with related parties are set out in Note 1, 9, 11(a), 14 and 18 to the consolidated financial statements.
          Summary of related party balances is as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Due from:
- Exquisite Jewel Limited	5	5	1
- Wu Holdings Limited	24	22	3

	29	27	4

Due to:
- Mr. Rui Lin Wu	4,516	608	83

Accounts receivable from:
- QFST	44,443	97,070	13,307

          Other balances with related parties are disclosed in Note 9 and 18 to the consolidated financial statements.
          Except for the balances owing to the Company’s shareholders as disclosed in Note 18, all other balances with related parties are unsecured, non-interest bearing and without pre-determined repayment terms.
C. INTERESTS OF EXPERTS AND COUNSEL.
          Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
          The Consolidated Financial Statements are filed in this annual report as Item 18.
          Export sales do not constitute a significant portion of our total sales volume.

          Except as set forth below, there are no legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar procedures and those involving any third party, which may have, or have had in the recent past, significant effects on our financial position or profitability. We are not aware of any material governmental proceedings pending or known to be contemplated.
          In August and September 2007, we were named as a defendant in five putative class actions filed in United States District Court for the Southern District of New York. Various of the lawsuits also named Rui Lin Wu, Albert Leung, Zhi Yang Wu, Sonny Kwok Wing Hung, Ze Yun Mu and Yi Hong Zhang as individual defendants. Grobstein, Horwath & Company LLP was also named as a defendant in two of the complaints. The allegations in the complaint relate to the Company’s restatement of prior financial statements that was disclosed on July 16, 2007 in the Form 20-F and in a press release on July 17, 2007. The Company and the individual defendants were named in all five of the cases pursuant to Section 10(b) of the Securities Exchange Act of 1934, and other related provisions. The complaints seek unspecified damages, attorney fees, and other unspecified litigation costs. By Order, dated November 1, 2007, Judge Denise Cote consolidated the five cases and appointed lead plaintiff and lead plaintiff’s counsel. A mediation was held on January 10, 2008 in front of Magistrate Judge Henry Pitman and the parties agreed to settle the case for $2.4 million. The Company’s D&O insurance carrier agreed to contribute $300,000 to the settlement. A Stipulation of Settlement was executed on February 25, 2008. The Stipulation of Settlement was filed with the Court on February 26, 2008 and the preliminary approval order was signed on April 2, 2008. The final fairness hearing is scheduled for July 11, 2008. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter.
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

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
          Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “XING.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High	Low
Year ended December 31, 2003	$14.33	$1.90
Year ended December 31, 2004	$14.98	$6.50
Year ended December 31, 2005	$8.50	$5.04
Year ended December 31, 2006	$17.09	$6.49
Year ended December 31, 2007	$19.56	$7.16

Quarter ended March 31, 2006	$8.85	$6.49
Quarter ended June 30, 2006	$12.40	$7.21
Quarter ended September 30, 2006	$14.15	$9.81
Quarter ended December 31, 2006	$17.09	$11.79

Quarter ended March 31, 2007	$19.56	$12.58
Quarter ended June 30, 2007	$18.40	$12.26
Quarter ended September 30, 2007	$13.97	$7.78
Quarter ended December 31, 2007	$12.44	$7.16

Quarter ended March 31, 2008	$8.11	$5.18
Quarter ended June 30, 2008	$7.52	$4.39

Month ended January 31, 2008	$8.11	$6.77
Month ended February 29, 2008	$7.75	$6.62
Month ended March 31, 2008	$6.43	$5.18
Month ended April 30, 2008	$7.52	$5.72
Month ended May 31, 2008	$7.07	$6.14
Month ended June 30, 2008	$5.99	$4.39
Month ended July 31, 2008*	$4.22	$4.07

*	Through July 8, 2008
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

C. MATERIAL CONTRACTS.
          Except for the agreements relating to our issuance of convertible notes, common stock and warrants and the non-competition agreement as described in Item 4. Information on the Company, we did not enter into any other material contracts for the years ended December 31, 2006 and 2007.
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

          As of December 31, 2007, our aggregate bank loans, at various fixed interest rates, amounted to Rmb 1,207 million (US$165 million). Due to the relatively stable interest rate in the PRC, we do not believe that material risk on interest rates exists.
          For the year ended December 31, 2007, about 97% of our products were sold in Mainland China and the great majority of our sales income are denominated in Rmb. Our major expenses are also denominated in Rmb. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates so far as our operating activities are concerned. We have, however, a contractual obligation denominated in US$ of service of debt relating to the convertible notes outstanding as at December 31, 2007 in the amount of Rmb 394.9 million (US$54.1 million). If the debt is to be serviced by cash in Rmb provided by operating activities, any appreciation of US$ with respect to RMB will have an adverse effect on our cash flow.
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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
               Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control Over Financial Reporting.
               Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
               Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
               As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
               Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
               The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Grobstein, Horwath & Company LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2007.
               Additionally, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of this evaluation. We have not identified any material weaknesses in our internal controls and, therefore, there were no corrective actions taken.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
          Our Board of Directors has determined that we currently have two audit committee financial experts serving on our audit committee, both of whom are “independent” as defined by the Nasdaq Stock Market listing standards: Dr. Edward Tsai and Yi Hong Zhang.
ITEM 16B. CODE OF ETHICS
          We have adopted a code of ethics that applies to all of our employees, including our chief executive officer and our chief financial officer.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a) Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years were $288,000 for the fiscal year ended December 31, 2006 and $500,000 for the fiscal year ended December 31, 2007.
(b) Audit — Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were $29,800 for the fiscal year ended December 31, 2006 and $10,000 for the fiscal year ended December 31, 2007.
(c) Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were $0 for the fiscal years ended December 31, 2006 and December 31, 2007.
(d) All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item, were $0 for the fiscal years ended December 31, 2006 and December 31, 2007.
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
(f). Not applicable.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
          None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
          None.
PART III
ITEM 17. FINANCIAL STATEMENTS
          Not applicable.
ITEM 18. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Qiao Xing Universal Telephone, Inc. and Subsidiaries
We have audited the accompanying consolidated statements of financial condition of Qiao Xing Universal Telephone, Inc. and Subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also include performing such other procedures as we considered necessary in the circumstances.. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Universal Telephone, Inc. and Subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States. Also in our opinion, Qiao Xing Universal Telephone, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
/s/ GROBSTEIN, HORWATH & COMPANY LLP
GROBSTEIN, HORWATH & COMPANY LLP
Sherman Oaks, California
July 8, 2008

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2007

	Note	2006	2007
		RMB’000	RMB’000	US$’000
				(Note 2(v))
ASSETS
Current assets:
Cash and cash equivalents		1,096,477	3,033,010	415,788
Restricted cash	14	286,025	197,951	27,137
Restricted cash held in trust by a director	14	87,748	—	—
Accounts receivable, net (includes net amount receivable from a related party of RMB97,070,000 (2006: RMB44,443,000))	3	839,645	941,518	129,071
Bills receivable		421,647	115,261	15,800
Inventories	4	232,356	304,024	41,678
Prepaid expenses	5	453,024	273,881	37,546
Other current assets	6	4,182	1,111,408	152,360
Due from related parties	28	29	27	4
Deferred income taxes	21	5,924	13,350	1,830
Deferred debt issuance costs, net	17	22,847	14,579	1,999

Total current assets		3,449,904	6,005,009	823,213
Property, machinery and equipment, net	7	209,542	192,601	26,403
Construction-in-progress		60,295	—	—
Land use rights, net	8	207,206	36,106	4,950
Other non-current assets	9	8,249	—	—
Investment at cost	10	7,803	7,803	1,070
Goodwill	12	110,134	76,594	10,500
Other acquired intangible assets, net	13	93,008	60,728	8,325
Deferred debt issuance costs, net	17	31,845	—	—

Total assets		4,177,986	6,378,841	874,461

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	14	1,155,290	1,471,454	201,718
Accounts payable		225,639	180,573	24,755
Other payables	15	11,989	42,009	5,759
Accrued liabilities	16	61,688	104,984	14,392
Deposits received		2,036	4,539	622
Deferred revenues		15,389	26,402	3,620
Due to related parties	28	4,516	608	83
Taxation payable	21	46,272	73,301	10,049
Embedded derivative liability	17	340,899	19,004	2,605
Convertible notes	17	87,471	135,667	18,598

Total current liabilities		1,951,189	2,058,541	282,201
Convertible notes	17	222,087	189,660	26,000
Shareholders’ loans	18	7,697	7,194	986
Deferred income taxes	21	11,740	5,561	762

Total liabilities		2,192,713	2,260,956	309,949

Minority interests		115,224	1,095,917	150,237

Commitments and contingencies	25

Shareholders’ equity:
Common stock, par value RMB0.008 (equivalent of US$0.001); authorized 50,000,000 shares; outstanding and fully paid - 29,605,003 shares as of December 31, 2006 and 30,948,836 as of December 31, 2007	19	242	251	34
Additional paid-in capital		1,439,473	1,737,541	238,196
Retained earnings		422,036	1,325,984	181,776
Cumulative translation adjustments		8,298	(41,808)	(5,731)

Total shareholders’ equity		1,870,049	3,021,968	414,275

Total liabilities, minority interests and shareholders’ equity		4,177,986	6,378,841	874,461

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	Note		2005		2006		2007
			RMB’000		RMB’000		RMB’000		US$’000
									(Note 2(v))
Net sales				2,635,184		3,221,212		3,874,107		531,092
Cost of goods sold				(2,156,798)		(2,651,392)		(2,898,964)		(397,412)

Gross profit				478,386		569,820		975,143		133,680
Operating expenses:
Selling expenses				(24,726)		(28,401)		(59,820)		(8,200)
General and administrative expenses				(55,341)		(126,076)		(131,074)		(17,969)
Research and development				(20,694)		(30,747)		(34,452)		(4,723)
In process research and development	11	(b)		—		(41,739)		—		—
Amortization of acquired intangible assets	13			(11,880)		(15,178)		(32,280)		(4,425)

Income from operations				365,745		327,679		717,517		98,363
Interest income				7,130		8,108		42,127		5,775
Exchange (loss) gain, net				(2,659)		3,225		28,255		3,874
Interest expense	30			(41,752)		(100,432)		(248,014)		(34,000)
Loss on remeasurement of embedded derivatives	17			—		(134,439)		(129,084)		(17,696)
Loss on extinguishment of convertible debts	11	(c)		—		—		(142,090)		(19,479)
Gain on disposal of interests in subsidiaries	11	(a) & (c)		10,307		—		482,614		66,160
Gain on sale of stocks by subsidiary	11	(c)		—		—		383,965		52,637
Provision for litigation settlement	25	(c)		—		—		(15,319)		(2,100)
Impairment of investment at cost				(7,348)		—		—		—
Other income, net				640		4,453		59,055		8,096

Income before income tax				332,063		108,594		1,179,026		161,630
Provision for income tax	21			(25,486)		(58,192)		(124,120)		(17,015)

Income before minority interests				306,577		50,402		1,054,906		144,615
Minority interests				(99,270)		(84,473)		(168,554)		(23,107)

Net income (loss) before extraordinary items				207,307		(34,071)		886,352		121,508
Extraordinary items:
Gains on acquisitions of minority interests, net of nil tax	11	(a)		37,592		14,237		17,596		2,412

Net income (loss)				244,899		(19,834)		903,948		123,920

Other comprehensive income (loss) — Translation adjustments				1,821		7,203		(50,106)		(6,869)

Comprehensive income (loss)				246,720		(12,631)		853,842		117,051

Basic earnings (loss) per common share:
Before extraordinary gain	23		RMB	11.32	RMB	(1.44)	RMB	24.46	US$	3.35
Extraordinary gain	23		RMB	2.05	RMB	0.60	RMB	0.49	US$	0.07

After extraordinary gain	23		RMB	13.37	RMB	(0.84)	RMB	24.95	US$	3.42

Diluted earnings (loss) per common share:
Before extraordinary gain	23		RMB	11.32	RMB	(2.03)	RMB	24.17	US$	3.31
Extraordinary gain	23		RMB	2.05	RMB	0.59	RMB	0.48	US$	0.07

After extraordinary gain	23		RMB	13.37	RMB	(1.44)	RMB	24.65	US$	3.38

Weighted average number of shares outstanding
Basic	23			18,319,000		23,712,000		29,836,000		29,836,000

Diluted	23			18,320,000		24,016,000		30,200,000		30,200,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

	2005	2006	2007
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2(v))
Cash flows from operating activities:
Net income (loss)	244,899	(19,834)	903,948	123,920
Adjustments to reconcile net income (loss) to net cash used in operating activities -
Depreciation of property, machinery and equipment	11,831	11,124	17,023	2,334
Land use right expense	4,062	4,130	4,539	622
Bad debt expense	111	2,116	2,961	406
Amortization of other acquired intangible assets	11,880	15,178	32,280	4,425
In process research and development	—	41,739	—	—
Stock-based compensation	700	58,707	38,626	5,295
Foreign exchange loss (gain)	2,659	(3,225)	(27,447)	(3,763)
Interest expense on shareholders’ loans	473	459	487	67
Amortization of deferred debt issuance costs	—	11,339	37,321	5,116
Accretion of convertible note discounts	—	36,880	140,251	19,227
Loss on remeasurement of embedded derivatives	—	134,439	129,084	17,696
Loss on extinguishment of convertible debts			142,090	19,479
Gain on disposal of interests in subsidiaries	(10,307)	—	(482,614)	(66,160)
Gain on sale of stocks by subsidiary	—	—	(383,965)	(52,637)
Impairment of investment at cost	7,348	—	—	—
Provision for litigation settlement	—	—	15,319	2,100
Net loss (gain) on disposal of property, machinery and equipment	(339)	8	99	13
Net gain on disposal of land use rights and construction-in-progress	—	—	(58,199)	(7,978)
Deferred income tax	(2,327)	(8,003)	(11,938)	(1,637)
Minority interests	99,270	84,473	168,554	23,107
Extraordinary gains on acquisitions of minority interests	(37,592)	(14,237)	(17,596)	(2,412)
Changes in operating assets and liabilities -
Accounts receivable	(230,265)	(185,469)	(104,834)	(14,371)
Bills receivable	(162,814)	(2,736)	306,386	42,002
Inventories	59,686	2,418	(71,166)	(9,756)
Prepaid expenses	(12,171)	(155,906)	167,402	22,949
Other current assets	722	9,273	(19,081)	(2,616)
Accounts payable	34,670	(112,141)	(45,066)	(6,178)
Other payables	7,348	(1,286)	(1,907)	(261)
Accrued liabilities	24,726	3,074	31,552	4,325
Deposits received	3,330	(8,693)	2,503	343
Deferred revenues	(7,675)	(38,053)	11,013	1,510
Taxation payable	66,457	(22,614)	27,029	3,705

Net cash provided by (used in) operating activities	116,682	(156,840)	954,654	130,872

	2005	2006	2007
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2(v))
Cash flows from investing activities:
Acquisitions of property, machinery and equipment	(8,926)	(168,461)	(8,017)	(1,099)
Acquisition of land use right	—	(39,004)	—	—
Expenditures on construction-in-progress	(8,171)	(1,190)	—	—
Net cash inflow from disposal of equity investee (Note 27(a))	50,400	—	—	—
Net cash outflow from acquisition of minority interests (Note 11(a) and 27(b))	(126)	(170,343)	—	—
Proceeds from disposal of property, machinery and equipment	6,882	241	209	28
Proceeds from disposal of land use rights and construction-in-progress (Note 27(c ))	—	—	180,000	24,676
Interest-bearing advances to a third party	—	—	(998,331)	(136,859)
(Increase) decrease in restricted cash	(43,881)	(224,252)	175,822	24,103

Net cash used in investing activities	(3,822)	(603,009)	(650,317)	(89,151)

Cash flows from financing activities:
Increase in short-term borrowings	54,026	403,991	323,182	44,305
Repayment of capital lease obligation	(3,775)	—	—	—
Net proceeds from issuance of convertible notes	—	482,041	175,088	24,002
Net proceeds from exercise of options and warrants	—	259,637	30,911	4,238
Net proceeds from issuance of common stocks by the Company	111,704	317,900	114,534	15,701
Net proceeds from IPO of common stocks by a subsidiary	—	—	1,026,610	140,735
Capital contributed by minority shareholders of a subsidiary	—	—	2,100	288
Net advances (to) from to related parties	(25,450)	2,088	3,495	479

Net cash provided by financing activities	136,505	1,465,657	1,675,920	229,748

Effect of translation adjustments	1,405	(991)	(43,724)	(5,994)

Net increase in cash and cash equivalents	250,770	704,817	1,936,533	265,475
Cash and cash equivalents, beginning of year	140,890	391,660	1,096,477	150,313

Cash and cash equivalents, end of year	391,660	1,096,477	3,033,010	415,788

Supplemental disclosure of cash flow information:
Interest paid	41,752	50,374	60,459	8,288
Income tax paid	8,687	63,383	103,834	14,234
Non-cash investing and financing activities:
- Consideration for acquisition of equity interest in a subsidiary paid in the form of common stocks	—	185,721	—	—
- Consideration for extinguishment of convertible notes liability paid in the form of common stocks of a subsidiary	—	—	721,188	98,866
- Stock issuance costs paid in the form of share-based payment	9,963	48,631	8,183	1,122
- Warrant issuance costs paid in the form of share-based payment	—	1,936	769	105
- Convertible note issuance costs paid in the form of share-based payment	—	28,796	9,891	1,356
Additional supplemental disclosure of cash flow information is set out in Note 27.
The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

							Accumulated
							other
							comprehensive
							income (loss) –
			Common stock		Additional		cumulative
			Number of		paid-in	Retained	translation
	Note		shares	Amount	capital	earnings	adjustments	Total
			‘000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2004			16,645	138	445,089	196,971	(726)	641,472
Issuance of common stock	19		2,000	16	119,994	—	—	120,010
Stock issuance costs			—	—	(22,041)	—	—	(22,041)
Issue of stock purchase warrants to investors and external consultants	20	(c)	—	—	9,963	—	—	9,963
Recognition of compensation expense	19, 20	(c)	2	—	700	—	—	700
Net income			—	—	—	244,899	—	244,899
Shareholders’ contribution	18		—	—	473	—	—	473
Translation adjustments			—	—	—	—	1,821	1,821

Balance as of December 31, 2005			18,647	154	554,178	441,870	1,095	997,297
Issuance of common stock	19		10,958	88	791,654	—	—	791,742
Stock issuance costs			—	—	(77,115)	—	—	(77,115)
Issue of stock purchase warrants to investors and external consultants	20	(c)	—	—	116,090	—	—	116,090
Warrant issuance costs			—	—	(4,500)	—	—	(4,500)
Recognition of compensation expense	20	(a)	—	—	58,707	—	—	58,707
Net loss			—	—	—	(19,834)	—	(19,834)
Shareholders’ contribution	18		—	—	459	—	—	459
Translation adjustments			—	—	—	—	7,203	7,203

Balance as of December 31, 2006			29,605	242	1,439,473	422,036	8,298	1,870,049
Issuance of common stock	19		1,344	9	115,375	—	—	115,384
Stock issuance costs			—	—	(9,032)	—	—	(9,032)
Issue of stock purchase warrants to investors and external consultants	20	(c)	—	—	32,546	—	—	32,546
Warrant issuance costs			—	—	(1,838)	—	—	(1,838)
Recognition of compensation expense	20	(b)	—	—	39,209	—	—	39,209
Net income			—	—	—	903,948	—	903,948
Reclassification of embedded derivative relating to 4.5% Notes	17	(b)	—	—	89,531	—	—	89,531
Beneficial conversion amount relating to 5.5% Notes	17	(c)	—	—	31,790	—	—	31,790
Shareholders’ contribution	18		—	—	487	—	—	487
Translation adjustments			—	—	—	—	(50,106)	(50,106)

Balance as of December 31, 2007			30,949	251	1,737,541	1,325,984	(41,808)	3,021,968

Balance as of December 31, 2007 (in US$’000)				34	238,196	181,776	(5,731)	414,275

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
          The Company and its subsidiaries (the “Group”) are principally engaged in (i) the sale of telecommunication terminals and equipment, including cord and cordless telephone sets, in the People’s Republic of China (the “PRC”); and (ii) the production and sale of mobile phones and accessories in the PRC.
          Details of the Group’s subsidiaries and equity joint ventures are as follows:

				Percentage of equity
				interest attributable
			Place of	to the Group as of
Name	Note		incorporation	December 31,		Principal activities
				2006	2007
Qiao Xing Mobile Communication Co., Ltd. (“QXMC”)	(a	)	BVI	100.0%	61.3%	Investment holding

Qiao Xing Communication Holdings Limited (“QXCH”)	(b	)	BVI	100.0%	100.0%	Investment holding

CEC Telecom Co., Ltd. (“CECT”)	(c	)	PRC	93.4%	59.2%	Manufacture and sales of mobile phones and accessories

Beijing CECT Yitong Technology Co., Ltd (“BCYT”)	(d	)	PRC	—	39.5%	Dormant

Hui Zhou Qiao Xing Communication Industry Limited (“QXCI”)	(e	)	PRC	90.0%	90.0%	Manufacture and sales of mobile phones and indoor phones

Hui Zhou Qiao Xing Property Limited (“QXPL”)	(f	)	PRC	90.0%	90.0%	Property and investment holding

				Percentage of equity
				interest attributable
			Place of	to the Group as of
Name	Note		incorporation	December 31,		Principal activities
				2006	2007
Chifeng Sanchuan Mining Co., Ltd. (“CSMC”)	(g	)	PRC	90.0%	90.0%	Investment holding
          Notes —
          (a) QXMC was incorporated in the BVI on January 31, 2002 by the Group and Galbo Enterprises Limited (“Galbo”), an independent third party. As more fully described in Note 11(b), QXMC became a wholly-owned subsidiary of the Company on November 30, 2006 when the Company acquired the remaining 20% equity interest in QXMC from Galbo at a total consideration of RMB356,064,000.
          Pursuant to a shareholders’ resolution of passed on January 8, 2007, the par value of QXMC’s ordinary shares was reduced to nil and the company was authorized to issue an unlimited number of ordinary shares. On April 13, 2007, QXMC executed a 40-for-one split of its ordinary shares and, as a result, its issued and paid-up capital, all of which were then fully-owned by the Company, became converted into 40,000,000 ordinary shares of nil par value each.
          As more fully described in Note 11(c), due to the exchange of US$40,000,000 senior convertible notes into 7,800,000 ordinary shares of QXMC that were owned by the Company and the initial public offering (“IPO”) of 12,500,000 new ordinary shares issued by QXMC during the year ended December 31, 2007, the Company’s equity interest in QXMC was reduced to approximately 61.3% as of December 31, 2007.
          (b) QXCH was incorporated in the BVI on May 21, 2002. Its authorized capital is US$50,000, of which US$1 has been issued and paid up on June 8, 2002.
          (c) CECT is a limited liability company established in the PRC on May 22, 2000 with an initial permitted operating period of 30 years. QXMC completed the acquisition of an initial 65% equity interest in CECT from Tianjin Economic-Technological Development Area Co., Ltd. (''TEDA’’), China Electronics Corporation (''CEC’’) and other group companies of CEC at an aggregate cash consideration of RMB312,750,000 on February 8, 2003. Upon the acquisition, the permitted operating period of CECT was to February 7, 2033.
          As more fully described in Note 11(a), on July 31, 2005, QXMC completed the acquisition of an additional 25% equity interest in CECT from CEC via QXCI. The Group structured the acquisition of the additional equity interest in CECT by QXMC through QXCI to facilitate the governmental approval process for the acquisition.

          On July 31, 2006, QXMC injected additional capital of US$18,750,000 (RMB149,600,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT was increased from 90% to 93.4%, which has been accounted for under the purchase method of accounting (Note 11(a)).
          In December 2006, TEDA disposed of its remaining 6.6% interest in CECT to Qiao Xing Group Limited (“QXGL”), a company beneficially owned by Mr. Rui Lin Wu, and as of December 31, 2006, CECT was owned as to 93.4% by QXMC and 6.6% by QXGL.
          On June 30, 2007, QXMC injected additional capital of US$50,000,000 (RMB380,425,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT increased from 93.4% to 96.6%, which has been accounted for under the purchase method of accounting (Note 11(a)).
          (d) BCYT is a limited liability company established in the PRC on September 7, 2007 to engage in the sales of mobile phones and related accessories. BCYT has a permitted operating period of 20 years. Its registered capital is RMB30,000,000, of which RMB22,100,000 has been fully paid up as of December 31, 2007. The Group’s interest in BCYT through December 31, 2007 was held through CECT, which owns a 66.7% equity interest in BCYT. BCYT has not commenced operations as of the date of this report.
          (e) QXCI is an equity joint venture established in the PRC on December 2, 2002 between the Group and QXGL to be operated for a term of 15 years until December 1, 2017. Its registered capital is RMB187,485,500 which was fully paid up on June 19, 2006.
          (f) QXPL is an equity joint venture established in the PRC on December 17, 2002 between the Group and QXGL to be operated for a term of 15 years until December 16, 2017. Its registered capital is RMB2,125,800 which was fully paid up on March 28, 2003.
          (g) CSMC is a limited liability company established in the PRC on June 22, 2007 with a permitted operating period that ends on December 31, 2022. Its registered capital is RMB10,000,000 which was fully paid up on June 15, 2007. The Group’s interest in CSMC through December 31, 2007 was held through QXPL, which owns a 100% equity interest in CSMC.
          The Group is subjected to, among others, the following operating risks:
          Country risk
          As substantially all of the Group’s operations are conducted in the PRC, the Group is subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.
          In addition, substantially all of the Group’s revenue is denominated in Renminbi (“RMB”) which must be converted into other currencies before remittance out of the PRC. Both the conversion of RMB into foreign currencies and the remittance of foreign currencies abroad require the approval of the PRC government.

          Concentration of credit risk
          The Group performs ongoing credit evaluations of each customer’s financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s expectations. As of December 31, 2006 and 2007, the Group’s five largest accounts receivable accounted for approximately 43.3% and 38.0% of the Group’s total accounts receivable, respectively.
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
2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (a) Basis of consolidation
          The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries, including equity joint ventures. All material intra-group balances and transactions have been eliminated on consolidation.
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
          (b) Subsidiaries
          A subsidiary is a company, including equity joint ventures, in which the Company holds, directly or indirectly, more than a 50% equity interest as a long-term investment and over which it can exercise control, as defined under U.S. GAAP.

          (c) Cash and cash equivalents
          Cash and cash equivalents include cash on hand, amounts on deposit with banks and all highly liquid investments with maturity dates of three months or less at the time of acquisition.
          (d) Accounts and bills receivable
          Trade accounts receivable are recorded at invoiced amounts less allowances for doubtful accounts. The Group reviews its accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of a receivable balance, the Company considers many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.
          To reduce the Group’s credit risk, the Group has required certain customers to pay for the purchase of the Group’s products using bills. Bills receivable represent non-interest bearing, short-term notes issued by financial institutions that entitle the Group to receive the full face amount of the bills from the issuing financial institutions at stated maturity dates.
          In certain circumstances, the Group has sold, with recourse, bills receivable to banks. The recourse obligation represents the amount that the Group would be obligated to repay to the extent that the issuing financial institution does not make payment upon maturity. Because the discounted bills have not been legally isolated from the Group, the discounted bills sold with recourse have been accounted for as short-term secured borrowings until the bills receivable are paid. Upon payment of bills receivable, the discounted bills receivables and the related short-term secured borrowings are derecognized. Historically, the Group has experienced no losses on bills receivable.
          (e) Inventories
          Inventories are stated at the lower of cost or net realizable value. Costs of work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale, and after making allowances for damaged, obsolete and slow-moving items. Allowances for damaged, obsolete and slow-moving items are determined by management based on a consideration of several factors, including the aging of the inventories, current and expected future market trends and conditions, and the physical condition of the goods observed during periodic inventory counts.
          When inventories are sold, their carrying amount is charged to expense in the year in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs.
          (f) Property, machinery and equipment and construction-in-progress
          Property, machinery and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Property, machinery and equipment acquired in a purchase business combination are initially recorded based on fair value for the acquired interest with the remaining amount recorded at the minority interest’s historical book values. In connection with the Group’s acquisition of additional equity interests in CECT (Note 11(a)), the value assigned to the portion of property, machinery and equipment acquired from the minority interest owner has been reduced to nil due to the excess of the fair value of the acquired additional net assets of CECT over the acquisition cost. In addition, as a result of the application of purchase accounting to account for the Company’s acquisition of an additional 20% interest in QXMC on November 30, 2006, the Group’s interests in QXMC’s and CECT’s property, machinery and equipment have been adjusted to a new cost basis which reflects the Company’s original 80% interest at depreciated cost and the 20% acquired interest at the fair value of the assets as of November 30, 2006.
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
          Construction-in-progress represents factory and office buildings under construction. When material, the Group capitalizes interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost.” No interest has been capitalized in construction-in-progress during the years ended December 31, 2005, 2006 and 2007.
          Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.
          (g) Land use rights
          Land use rights are carried at cost, subject to adjustments resulting from the effects of purchase accounting, and are charged to expense on a straight-line basis over the terms of the rights.
          (h) Investments at cost
          Investments in which the Group does not have control or significant influence are carried at cost less impairment for declines in value that are deemed to be other than temporary. Income from the investments is accounted for to the extent of dividends received and receivable.
          (i) Goodwill
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
          The Group completed its annual goodwill impairment test during the year ended December 31, 2007 and determined that no adjustment to the carrying value of goodwill was required.

          (j) Other acquired intangible assets
          The Group adopted SFAS No. 141, “Business Combinations,” which requires an intangible asset that is acquired in a business combination to be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Such intangible assets are initially measured and recorded at fair value. As a result of the application of purchase accounting to account for the Company’s acquisition of an additional 20% interest in QXMC on November 30, 2006, other acquired intangible assets have been adjusted to a new cost basis, which reflects the Company’s original 80% interest at amortized cost and the 20% acquired interest at fair value as of November 30, 2006.
          Intangible assets with determinable useful lives are amortized as follows:

Customer relationships	3 — 5 years
Completed technology	1.8 — 5 years
Core technology	4 — 5 years
Backlog	4 — 5 months
Licenses	5 years
          The Company has determined that the Group’s “CECT” brand held by its subsidiary, CECT, does not have a determinable useful life. Consequently, in accordance with SFAS No. 142, the carrying amount of this brand name is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value.
          For impairment testing purposes, the fair value of the “CECT” brand is estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the “CECT” brand but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” brand is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in the PRC suitable for the Group’s purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand with those of comparable companies in China which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the income statements of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from-Royalty Method.
          The Group completed its annual impairment test for its “CECT” brand during the year ended December 31, 2007 and determined that no adjustment to the carrying value of the intangible asset was required.
          (k) Impairment of long-lived assets with determinable useful lives
          Long-lived assets with determinable useful lives, including property, machinery and equipment and amortizable intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. Recoverability of such assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its fair value. If a readily determinable market price does not exist, fair value is estimated using discounted expected cash flows attributable to the assets.
          (l) Sales recognition
          The Group recognizes sales (or revenue) in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements,” as amended by SAB No. 104 “Revenue Recognition.”
          Sales represent the invoiced value of goods, net of value added tax (“VAT”), discounts, returns and price guarantees supplied to customers, and are recognized upon delivery of goods and passage of title. Liability for sales returns and price guarantees is estimated taking into consideration historical experience and current conditions.
          All of the Group’s sales made in the PRC are subject to PRC VAT at a rate of 17% (“output VAT”). Such output VAT is payable after offsetting VAT paid by the Group on its purchases (“input VAT”).
          (m) Product warranties
          The Group guarantees that its products will meet the stated functionality as agreed to in each sales arrangement. The Group provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Provisions for product warranty costs are charged to cost of goods sold and are summarized as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Balance at beginning of year	7,712	9,591	1,315
Provision	17,393	24,603	3,373
Utilized	(15,514)	(23,071)	(3,163)

Balance at end of year	9,591	11,123	1,525

          (n) Shipping and handling costs
          The Group adopted Emerging Issues Task Force (“EITF”) Issue No. 00-10, “Accounting for Shipping and Handling Costs”, and has recorded its shipping and handling costs as a component of cost of sales.
          (o) Advertising costs
          Costs incurred for producing and communicating advertising are charged to expenses when incurred.
          (p) Research and development expenditures
          Research and development expenditures are charged to expenses as incurred.

          (q) Operating leases
          Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on a straight-line basis over the period of the relevant leases.
          (r) Stock-based compensation
          The Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), to account for share-based payments beginning January 1, 2006. The Group has elected the modified prospective transition method as permitted by SFAS 123R and accordingly, prior periods’ financial statements have not been restated to reflect the impact of SFAS 123R. Under this method, the Group is required to recognize share-based compensation for all new and unvested share-based awards that are ultimately expected to vest as the requisite service is rendered beginning January 1, 2006. Share-based compensation is measured based on the fair value of all share-based awards on the dates of grant and is recognized using the straight-line method over the requisite service period, which is generally the same as the vesting period.
          The Company accounts for share-based awards issued to non-employees in accordance with the provisions of SFAS 123R and EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The Company values share-based awards issued using either the Black-Scholes option-pricing model or the binomial option pricing model, and recognizes the value over the period in which the awards vest.
          (s) Debt issuance costs and borrowing costs
          Costs related to the issuance of debts are capitalized and amortized to interest expense using the effective interest method over the expected term of the related debt. All other borrowing costs are recognized as an expense in the period in which they are incurred, except to the extent that they are attributable to the acquisition, construction or production of an asset that necessarily involves a substantial period of time before the asset is ready for its intended use or sale, in which case the borrowing costs are capitalized as part of the costs of the asset.
          (t) Income taxes
          The Group accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred income taxes are provided using the liability method and are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in the statement of operations in the period that the change in tax rates or tax laws is enacted. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits or that future deductibility is uncertain.
          On January 1, 2007, the Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The Group has elected to classify interest and penalties related to income tax matters, if and when required, as part of income tax expense in the statement of operations. The adoption of FIN 48 on January 1, 2007 did not have any effect on the Group’s consolidated financial statements.
          (u) Segment information
          The Group adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” which requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Group’s products and services, the countries in which the Group earns revenues and holds assets, and major customers. SFAS No. 131 requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and makes operating decisions regarding the allocation of resources. The Group classifies its operations into two core business segments, namely mobile phones and indoor phones. In view of the fact that the Group operates principally in the PRC, no geographical segment information is presented.
          (v) Foreign currency translation
          The reporting currency of the Group is Renminbi (“RMB”).
          The Company’s functional currency is the United States dollar (“U.S. dollar” or “US$”) as a majority of its financing and cash is denominated in U.S. dollars. Through May 2, 2007, the functional currency of the Company’s subsidiary, QXMC, was Renminbi. Effective May 3, 2007, QXMC changed its functional currency to U.S. dollars due to the significant changes in the company’s economic facts and circumstances upon the completion of its listing on the NYSE, which resulted in the company’s financing activity being predominately denominated in and expected to continue to be predominately denominated in U.S. dollars. The change in the functional currency of QMXC has the effect of increasing of the foreign exchange gain of the Group for the year ended December 31, 2007 and the cumulative translation loss (included directly as a component of shareholders’ equity) of the Group as of December 31, 2007 by the same amount of RMB23,080,000. All other subsidiaries of the Company consider Renminbi to be their functional currency as they operate primarily in the PRC and most of their business activities are based in Renminbi.
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

          The translation of the Company’s and QXMC’s financial statements into Renminbi is performed for balance sheet accounts using the closing exchange rate in effect at each of the balance sheet dates and for revenue and expense accounts using the average exchange rate during each reporting period. Gains and losses resulting from translation are included in shareholders’ equity separately as cumulative translation adjustments.
          For the convenience of readers, certain 2007 Renminbi amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$1.00 = RMB7.2946, being the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 31, 2007. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other rate on December 31, 2007, or at any other date.
          (w) Comprehensive income
          The Group adopted SFAS No. 130, “Reporting Comprehensive Income,” which requires the Group to report all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the consolidated financial statements as comprehensive income for the period in which they are recognized. The Group has presented comprehensive income, which encompasses net income and currency translation adjustments, in the consolidated statements of operations and comprehensive income (loss).
          (x) Earnings (loss) per common share
          Basic earnings (loss) per common share is computed using the “two-class” method by dividing earnings allocated to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures to the extent such instruments are dilutive during the period.
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
          The carrying amounts for cash and bank deposits, restricted cash, bills receivable, accounts receivable, prepaid and other assets, short-term borrowings, accounts payable, other payables, accrued liabilities and customer deposits approximate their fair values because of the short maturity of these instruments. The carrying amounts of shareholders’ loans approximate their fair value because the imputed interest rate on these instruments fluctuates with market interest rates. The Group’s convertible notes and the related embedded derivatives have a net carrying value of approximately RMB325,327,000 and RMB19,604,000, respectively at December 31, 2007, which approximate fair value. The estimated fair value of these amounts has been determined using available market information and appropriate valuation methodologies.

          (z) Reclassifications
          Certain reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.
          (aa) Recently issued accounting standards
          (i) In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements.’’ SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The adoption of SFAS No. 157 is not expected to have a material impact on the Group’s consolidated financial statements.
          (ii) In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115.” SFAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Group has elected not to adopt the fair value option as permitted under SFAS No. 159.
          (iii) In June 2007, the FASB issued EITF 06-11, “Accounting for Income Tax Benefits on Dividends on Share-Based Payment Awards.” This EITF indicates that tax benefits of dividends on unvested restricted stock are to be recognized in equity as an increase in the pool of excess tax benefits. Should the related awards forfeit or no longer become expected to vest, the benefits are to be reclassified from equity to the income statement. The EITF is effective for fiscal years beginning after December 15, 2007. The Group does not expect the EITF to have any impact on its consolidated financial statements.
          (iv) In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.
          (v) In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.” SFAS No. 160 establishes new standards for the accounting and reporting of non-controlling interests and for the loss of control of partially-owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially-owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more partially-owned and consolidated subsidiaries. Except for the classification of minority interest as a component of equity, the initial adoption of SFAS No. 160 is not expected to have a material impact on the Group’s consolidated financial statements.
          (vi) In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” This statement requires enhanced disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently reviewing the standard to assess the impact of the adoption of SFAS 161.
3. ACCOUNTS RECEIVABLE
           Accounts receivable consists of:

	2006	2007
	RMB’000	RMB’000	US$’000
Trade receivables
- related party (Note 28)	44,443	97,070	13,307
- third parties	803,818	856,025	117,351

	848,261	953,095	130,658
Less: Allowance for doubtful accounts	(8,616)	(11,577)	(1,587)

Accounts receivable, net	839,645	941,518	129,071

           Changes in the allowance for doubtful accounts are as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Beginning of year	6,500	8,616	1,181
Bad debt expense	2,710	3,384	464
Bad debt recovery	(594)	(423)	(58)

End of year	8,616	11,577	1,587

4. INVENTORIES
          Inventories consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
Raw materials	166,261	194,788	26,703
Finished goods	66,095	109,236	14,975

	232,356	304,024	41,678

5. PREPAID EXPENSES
          Prepaid expenses consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
Advances to suppliers	395,996	256,826	35,208
Prepaid design, licensing and tooling fees	43,869	16,092	2,206
Current portion of land use rights (Note 8)	4,890	830	114
Deferred listing fees (Note (a))	7,681	—	—
Other	588	133	18

	453,024	273,881	37,546

          Note -
          (a) Deferred listing fees as of December 31, 2006 relate to expenses incurred in preparation for QXMC’s IPO, which was completed in May 2007. The deferred expenses have been netted against the IPO proceeds raised by QXMC upon the completion of the offering.

6.	OTHER CURRENT ASSETS

Other current assets consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
Advances to staff	2,598	3,306	453
Advances to a third party (Note (a))	—	970,739	133,076
Interest receivable on advances to a third party (Note (a))	—	17,700	2,426
Rental and utility deposits	183	826	113
Receivable from sale of land use rights and construction-in-progress (Note 27(c))	—	108,904	14,930
Deposit for acquisition of land (Note (9))	—	8,000	1,097
Other	1,401	1,933	265

	4,182	1,111,408	152,360

          Note -
          (a) Advances to a third party are secured by a floating charge over all the assets of the borrower, bear interest at 5.0% per annum and are repayable on demand. All advances made and interest accrued thereon have been received subsequent to the end of the financial year.
7.	PROPERTY, MACHINERY AND EQUIPMENT

Property, machinery and equipment consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
Buildings and improvements	156,163	151,326	20,745
Machinery, equipment and software	81,054	83,384	11,431
Furniture and office equipment	5,892	6,231	854
Motor vehicles	1,466	2,149	295

	244,575	243,090	33,325
Less: Accumulated depreciation	(35,033)	(50,489)	(6,922)

Property, machinery and equipment, net	209,542	192,601	26,403

          All the Group’s property, machinery and equipment are principally located in the PRC.
          Applications for the property ownership certificates of three buildings with net book value of approximately RMB2,557,000 as of December 31, 2007 were still in progress and have not been issued to the Group by the relevant office of the State-owned Land Bureau in the PRC.

8.	LAND USE RIGHTS, NET

Land use rights consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
Cost	242,051	37,806	5,183
Less: Accumulated amortization	(29,955)	(870)	(119)

Land use rights, net	212,096	36,936	5,064
Amount classified as current portion (Note 5)	(4,890)	(830)	(114)

Amount classified as non-current portion	207,206	36,106	4,950

          Private ownership of land is not allowed in the PRC. Rather, entities acquire the right to use land for a designated term. As of December 31, 2007, land use rights of the Group, which are held through CECT, included certain parcels of land located at Langtou Village, Luoyang Town, Boluo County, Huizhou City, Guangdong Province, the PRC. The land has a total area of approximately 100,000 square meters and a lease term of 50 years. The land use right for approximately 77,410 square meters will expire in September 2051 and the remaining 22,590 square meters will expire in September 2052.
9.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
Deposits for purchase of property, machinery and equipment	249	—	—
Deposit for acquisition of land (Note (a))	8,000	—	—

	8,249	—	—

          Note –
          (a) On March 27, 2004, QXPL signed an agreement with QXGL for the acquisition of the land use right of a parcel of land located in the PRC at a consideration of RMB66,700,000. Of the total consideration, RMB8,000,000 has been paid as a deposit as of December 31, 2006. The acquisition of the land use right was aborted in 2007 and the deposit has been refunded subsequent to the year ended December 31, 2007. As of December 31, 2007, the deposit paid has been classified as other current asset in Note 6 to the consolidated financial statements.

10.	INVESTMENT AT COST
          Investment at cost represents the Group’s interest in CEC Mobile Co., Ltd. (“CECM”), a limited liability company established in the PRC to engage in the production and sale of mobile phones and accessories. The Group’s interest in CECM is held through CECT, which owns a 10.0% equity interest in the issued capital of CECM as of December 31, 2006 and 2007.
11. ACQUISITIONS AND DISPOSALS
          (a) Acquisition of additional equity interests in CECT
          Subsequent to the acquisition of an initial 65% equity interest in CECT on February 8, 2003, QXMC completed the following acquisitions of additional equity interests in CECT:
          (i) On July 31, 2005, QXMC completed the acquisition of an additional 25% equity interest in CECT from QXCI, a subsidiary of the Company, for a total consideration of RMB75,000,000. QXCI acquired the 25% equity interest in CECT from CEC at the same consideration of RMB75,000,000 on July 29, 2005 on behalf of QXMC and in contemplation that the 25% equity interest in CECT acquired would be transferred to QXMC on the same terms shortly after the purchase. The transaction was structured to facilitate the governmental approval process for the acquisition.
          (ii) On July 31, 2006, the Company injected additional capital of US$18,750,000 (RMB149,600,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT was increased from 90% to 93.4%.
          (iii) On June 30, 2007, the Company injected additional capital of US$50,000,000 (RMB380,425,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT was increased from 93.4% to 96.6%.
          The Group has accounted for QXMC’s step-up acquisitions of additional equity interests in CECT using the purchase method. This method requires the acquisition cost to be allocated to the assets acquired (including separately identifiable intangible assets) and liabilities assumed, based on a pro-rata share of their estimated fair values. For each of the acquisitions of additional equity interests in CECT completed during the years ended December 31, 2005, 2006 and 2007, the fair value of the underlying net assets, representing QXMC’s additional equity interest acquired in CECT, exceeded QXMC’s purchase price, giving rise to negative goodwill. Such negative goodwill was first allocated to reduce the purchase price allocated to certain non-financial assets. The remaining unallocated negative goodwill, net of minority interests, has been recognized as an extraordinary gain in the consolidated statements of operations of the Group in the year of acquisition.

          The following table summarizes the purchase price allocated to QXMC’s share of the fair value of the net assets acquired for each acquisition at acquisition date:

	July 31,	July 31,
	2005	2006	June 30, 2007
	RMB’000	RMB’000	RMB’000	US$’000
Cash consideration	4,607	149,600	380,425	52,152
Less: Ownership interest in cash consideration	—	(139,742)	(367,295)	(50,352)

Net cash consideration	4,607	9,858	13,130	1,800
Additional consideration:
- Investment in China Electronics Financial Co., Ltd. (“CEFCL”) (Note (i))	20,000	—	—	—
- Investment in Beijing Jinxin Hengtong Technology Company Limited (“BJHTCL”) (Note (ii))	50,393	—	—	—

Total purchase consideration	75,000	9,858	13,130	1,800

Fair value of net assets acquired:
- Property, machinery and equipment	9,810	1,511	5,929	813
- Land use rights	—	—	1,222	168
- Other tangible assets and liabilities acquired	121,990	27,654	41,819	5,733
- In-process research and development	65,237	6,287	7,981	1,094
- Other intangible assets	67,617	13,914	16,009	2,195

Fair value of net assets acquired	264,654	49,366	72,960	10,003

Negative goodwill	189,654	39,508	59,830	8,203

Allocation of negative goodwill:
- Property, machinery and equipment	(9,810)	(1,511)	(5,929)	(813)
- Land use rights	—	—	(1,222)	(168)
- In-process research and development	(65,237)	(6,287)	(7,981)	(1,094)
- Other intangible assets	(67,617)	(13,914)	(16,009)	(2,195)

Negative goodwill allocated to fair value of long-term assets	(142,664)	(21,712)	(31,141)	(4,270)

Extraordinary gain before minority interests	46,990	17,796	28,689	3,933
Less: Minority interests’ share of extraordinary gain	(9,398)	(3,559)	(11,093)	(1,521)

Extraordinary gain after minority interests	37,592	14,237	17,596	2,412

          Notes -
          (i) CECT’s 3.86% interest in CEFCL, which was invested prior to QXMC’s acquisition of its initial 65% interest in CECT on February 8, 2003, had an original investment cost of RMB20,000,000. The investment in CEFCL had continued to be accounted for under the cost method until July 29, 2005, when such investment was transferred to QXCI (and thereafter to CEC) at a consideration of RMB20,000,000. No dividends or other distributions were received from CEFCL during this holding period and accordingly, the carrying value of the investment remained at RMB20,000,000 as at July 29, 2005, when CEC offered to repurchase the 3.86% non-controlling interest at RMB20,000,000 and use that as part of the total consideration for QXMC’s acquisition of the additional 25% equity interest in CECT.
          (ii) BJHTCL was 90%-owned by CECT at the date of QXMC’s acquisition of its initial 65% interest in CECT on February 8, 2003. Prior to the transfer to QXCI (and thereafter to CEC) as part of the consideration for QXMC’s acquisition of the additional 25% equity interest in CECT, the major assets of BJHTCL were buildings and structures located in Beijing, and the related land use rights. Based on an external valuation report, the aggregate fair value of buildings and structures, and the land use rights held by BJHTCL was RMB48,700,000 at July 29, 2005, which together with the aggregate carrying amount of cash and other receivables of RMB886,000 gave an estimated fair value of BJHTCL of RMB49,586,000. The Company has considered that the difference of RMB807,000 between the estimated fair value of RMB49,586,000 and the offer by CEC of RMB50,393,000 is immaterial.
          The gain on disposal of BJHTCL of RMB10,307,000 as recognized in the consolidated statement of operations for the year ended December 31, 2005 is calculated as follows:

RMB’000
Fair value of investment in BJHTCL	50,393
Less: Net assets disposed of (Note 27(b))	(40,086)

Gain on disposal of subsidiary	10,307

          (b) Acquisition of additional equity interest in QXMC
          On November 30, 2006, the Company acquired the remaining 20% equity interest in QXMC from the minority shareholder, Galbo, at a total consideration of RMB356,064,000 and as a result, QXMC became a wholly-owned subsidiary of the Company.
          The acquisition of the additional equity interest in QXMC was accounted for under the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. Details of 20% of the fair value of the net assets of QXMC on November 30, 2006 are as follows:

RMB’000
Inventories	28,530
Property, machinery and equipment	36,737
Net deferred income tax liabilities	(8,746)
Other tangible assets and liabilities acquired	100,048
Intangible assets:
- In-process research and development	41,739
- Other intangible assets	63,656
Goodwill (Note 12)	94,100

Fair value of net assets acquired	356,064

Satisfied by:
- Cash consideration	170,343
- Fair value of the Company’s share issued (1,562,348 shares @ US$15.17 each)	185,721

Total purchase consideration	356,064

          In-process research and development of RMB41,739,000, representing the Company’s acquired interest in the estimated fair value of product technologies under development as of November 30, 2006, were charged to expense as these product development projects and the related research and development activities had no alternative future use. In-process research and development as of November 30, 2006 was valued using the multi-period excess earnings method. Under this method, the value of the in-process research and development asset was determined as the present value of the incremental after-tax cash flows attributable only to that asset. In accordance with EITF Issue No. 96-7, ''Accounting for Deferred Taxes on In-Process Research and Development Activities Acquired in a Purchase Business Combination,’’ in-process research and development is charged to expense on a gross basis and does not reflect any tax benefit.

          (c) Disposal of equity interests in QXMC
          On May 3, 2007, the Company’s subsidiary, QXMC, completed a listing of its ordinary shares on the New York Stock Exchange (the “NYSE”). On May 8, 2007, QXMC and certain selling shareholders completed an IPO, priced at US$12.00 per share, of 12,500,000 new ordinary shares issued by QXMC and 833,334 ordinary shares offered by the selling shareholders. The Company did not receive any proceeds from the IPO. Immediately prior to the listing of QXMC’s ordinary shares on the NYSE on May 3, 2007, the investors of US$40,000,000 senior convertible notes issued by the Company (Note 17(a)) exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of QXMC that were owned by the Company (the “Exchange”) and as a result, the Company’s equity interest in QXMC was decreased from 100.0%, or 40,000,000 shares, to 80.5%, or 32,200,000 shares, representing a disposal of 19.5% interest in QXMC. Based on the issue price of US$12.00 per share that was obtained during QXMC’s IPO, the fair value of QXMC’s shares given up by the Company in the Exchange was estimated to be approximately US$93,600,000 (RMB721,188,000).
          The Exchange resulted in a loss on the extinguishment of the US$40,000,000 senior convertible notes of RMB142,090,000 (US$19,479,000) during the year ended December 31, 2007, which is calculated as follows:

RMB’000
Cost of extinguishment (7,800,000 shares @ US$12.00 per share)	721,188
(Less) add: Carrying value of:
- Convertible notes (Note 17(a))	(238,325)
- Embedded derivatives (Note 17(a))	(365,476)
- Deferred debt issuance costs (Note 17(a))	24,703

Loss on extinguishment	(142,090)

          The gain on disposal of the 19.5% equity interest in QXMC of RMB482,614,000 (US$66,160,000), as recognized in the consolidated statements of operations for the year ended December 31, 2007, is calculated as follows:

RMB’000
Deemed proceeds from disposal (7,800,000 shares @ US$12.00 per share)	721,188
Less: Share of net assets relating to minority interest disposed of	(221,659)
Less: Goodwill relating to minority interest disposed of (Note 12)	(16,915)

Gain on disposal	482,614

          As a consequence of the QXMC’s IPO on May 8, 2007, the Company’s equity interest in QXMC was further diluted from approximately 80.5% immediately prior to the IPO to approximately 61.3% upon the completion of the IPO. In connection with this reduction in the Company’s ownership interest in QXMC, the Company recorded a gain of RMB383,965,000 (US$52,637,000), which is calculated as follows:

RMB’000
Share of net assets of QXMC after IPO	1,315,647
Less: Share of net assets of QXMC before IPO	(915,057)

Increase in share of net assets after IPO	400,590
Less: Goodwill relating to equity interest deemed disposed of (Note 12)	(16,625)

Gain on deemed disposal	383,965

12. GOODWILL
          Goodwill is analyzed as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Beginning of year	20,714	110,134	15,098
Adjustment (Note (a))	(4,680)	—	—
Amount arising on acquisition of the remaining 20.0% interest in QXMC by the Company (Note 11(b))	94,100	—	—
Amount disposed of due to the disposition of minority interest in QXMC (Note 11(c))	—	(16,915)	(2,319)
Amount deemed disposed of due to the sale of stocks by QXMC (Note 11(c))	—	(16,625)	(2,279)

End of year	110,134	76,594	10,500

          Note -
          (a) The historical goodwill that arose from QXMC’s acquisition of its initial 65% interest in CECT on February 8, 2003 was reduced by RMB4,680,000 due to the application of purchase accounting to account for the Company’s acquisition of the remaining 20.0% equity interest in QXMC on November 30, 2006 (Note 11(b)).

13. OTHER ACQUIRED INTANGIBLE ASSETS, NET
          Other acquired intangible assets, which arose from the acquisition by QXMC of its initial 65.0% equity interest in CECT on February 8, 2003, and as subsequently adjusted for the purchase accounting of the Company’s acquisition of the remaining 20.0% interest in QXMC on November 30, 2006 (Note 11(c)), consist of the following components:

	2006	2007
	RMB’000	RMB’000	US$’000
Cost:
- “CECT” brand	39,835	39,835	5,461
- Customer relationship	5,418	5,418	743
- Completed technology	16,950	16,950	2,324
- Core technology	24,193	24,193	3,316
- Backlog	9,175	9,175	1,258
- License	1,725	1,725	236

	97,296	97,296	13,338

Less: Accumulated amortization
- Customer relationship	306	4,470	613
- Completed technology	823	10,866	1,490
- Core technology	742	10,455	1,433
- Backlog	2,294	9,175	1,258
- License	123	1,602	219

	4,288	36,568	5,013

Other acquired intangible assets, net	93,008	60,728	8,325

          The expected future amortization expense of other acquired intangible assets is as follows:

	Amount
	RMB’000	US$’000
Year ending December 31,
- 2008	11,727	1,607
- 2009	4,733	649
- 2010	4,433	608

Total	20,893	2,864

14. SHORT-TERM BANK BORROWINGS
          Short-term bank borrowings consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
Bills payable	419,778	264,335	29,383
Bank loans	717,787	1,157,119	165,481
Other borrowings, secured by bills receivable	17,725	50,000	6,854

	1,155,290	1,471,454	201,718

          Bills payable are a form of bank borrowing with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing interest rate of bank loans.
          During each of the periods presented, the Group entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The weighted average interest rate on these bank loans was 5.6%, 5.8% and 6.4% per annum during the years ended December 31, 2005, 2006 and 2007, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense is payable on a monthly or quarterly basis.
          Short-term bank borrowings are secured by the following:

	2006	2007
	RMB’000	RMB’000	US$’000
Pledged of:
- Bank deposits of the Group	286,025	197,951	27,137
- Bank deposits of the Group held in trust by a director	87,748	—	—
- Bank deposits of a director	15,057	36,519	5,006
- Bank deposits of an unrelated third party	53,000	—	—
- Bills receivable of the Group	17,725	50,000	6,854

Guarantees provided by:
- QXGL	449,000	160,000	21,934
- QXGL and directors	630,000	570,000	78,140
- QXGL, directors and third parties	—	400,000	54,835
- Directors	279,300	150,000	20,563

15. OTHER PAYABLES
          Other payables consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
Payables for purchase and construction of property, machinery and equipment	6,922	5,692	780
Rental payable	2,067	645	88
Expenses relating to QXMC’s IPO	—	1,285	176
Proceeds received from employees for the exercise of share options (Note 26(a))	—	30,911	4,238
Others	3,000	3,476	477

	11,989	42,009	5,759

16. ACCRUED LIABILITIES
          Accrued liabilities consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
Accruals for:
- Design, licensing and tooling fees	38,094	48,491	6,648
- Salaries	4,833	5,027	689
- Staff benefits	2,762	2,761	378
- Advertising	515	35	5
- Warranty (Note 2(m))	9,591	11,123	1,525
- Interest	1,379	10,876	1,491
- Professional service fees	—	9,756	1,337
- Listing fees (Note 5(a))	3,575	—	—
- Others	939	1,596	219
Provision for litigation settlement (Note 25(c))	—	15,319	2,100

	61,688	104,984	14,392

17. CONVERTIBLE NOTES
          Convertible notes consist of:

	2006	2007
	RMB’000	RMB’000	US$’000
3.5% unsecured senior convertible notes (Note (a))	222,087	—	—
4.5% unsecured senior convertible notes (Note (b))	87,471	189,660	26,000
5.5% unsecured senior convertible notes (Note (c))	—	135,667	18,598

Total debts	309,558	325,327	44,598
Less: Amount classified as current liabilities	(87,471)	(135,667)	(18,598)

Amount classified as non-current liabilities	222,087	189,660	26,000

          Notes -
          (a) 3.5% unsecured senior convertible notes
          On June 13, 2006, pursuant to a securities purchase agreement dated April 27, 2006, the Company issued and sold to two institutional investors US$40,000,000 aggregate principal amount of 3.5% unsecured senior convertible notes (the “3.5% Notes”). In addition, the Company also issued common stock purchase warrants to the investors (the “June Investor Warrants”) and its placement agent (the “June Agent Warrants”) to purchase up to 996,637 and 848,318 shares of common stock of the Company, respectively.
          The material terms and conditions of the 3.5% Notes are summarized as follows:
•	the notes bear interest at the rate of 3.5% per annum, payable in cash in arrears on a calendar quarterly basis beginning June 30, 2006;

•	the notes mature on June 12, 2009;

•	the notes are unsecured and are guaranteed by the Company’s subsidiary, QXMC;

•	the notes are convertible, at the investor’s option, into common stock of the Company at an initial conversion price of US$8.027 per share, or into common stock of QXMC in the event of its initial public offering at a price equal to 7 times QXMC’s 2005 consolidated earnings per share. The conversion price for the Company’s common stock is subject to reset when the volume weighted average price (“VWAP”) of the Company’s common stock for the five trading days ending on each two-month anniversary from June 13, 2006 until maturity of the Notes (each a “Reset Date”) is less than US$6.98 (or such previously reset price). In the event of a reset, the conversion price will be set equal to the greater of US$5.15 or 90.0% of the VWAP of the Company’s common stock for the five trading days ending on the applicable Reset Date;

•	the notes will not be convertible to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to the conversion;

•	the holders of the notes have the right to require the Company to redeem the notes after two years in an amount equal to the sum of (a) the outstanding principal of the Notes, (b) the accrued and unpaid interest thereon, and (c) 6.0% on the sum of (a) and (b); and

•	the Company has the right, subject to certain terms and conditions, to deliver shares of its common stock in lieu of cash on redemption or maturity of the Notes, and the number of shares would be determined by dividing the face amount and accrued interest by the average closing price of the Company’s common stock for the 10 days prior to redemption, and then multiplying that amount by 0.975.
          The material terms and conditions of the warrants are summarized as follows:
•	the warrants have an initial exercise price of US$8.027 per share and may be exercised at any time during a 5-year period commencing from June 13, 2006;

•	the warrants will not be exercisable to the extent that after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to such exercise; and

•	the warrants require an automatic repricing of the exercise price if the Company makes certain sales of its common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price.
          The 3.5% Notes included on the consolidated balance sheet are analyzed as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Gross proceeds from 3.5% Notes	320,136	320,136	43,887
Discount on notes:
- Equity-classified June Investor Warrants (Note (i))	(18,519)	(18,519)	(2,539)
- Liability-classified embedded derivatives (Note (ii))	(99,969)	(99,969)	(13,705)

Value of debt component at date of issue	201,648	201,648	27,643
Foreign currency realignment	(5,522)	(8,453)	(1,159)
Accretion of discount (Note (iii))	25,961	45,130	6,187
Extinguishment of debt (Note 11(c))	—	(238,325)	(32,671)

Value of debt component at end of year	222,087	—	—
Less: Amount classified as current liabilities	—	—	—

Amount classified as non-current liabilities	222,087	—	—

          Notes -
          (i) The terms and features of the June Investor Warrants were evaluated under the guidance set forth in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to a Company’s Own Stock” and the Company concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present.
          Pursuant to APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the gross proceeds of RMB320,136,000 from the issuance of the US$40,000,000 notes were allocated to the June Investors Warrants and the 3.5% Notes on a relative fair value basis. The fair value of the 996,637 June Investors Warrants applied for the purposes of the aforementioned allocation was computed using the Black-Scholes option-pricing model on the grant date of the warrants and amounted to approximately RMB22,778,000. As a result of the allocation, approximately RMB18,519,000 of the gross proceeds from the issuance of the 3.5% Notes was allocated to the value of the June Investor Warrants, which was recorded as a discount to the face value of the 3.5% Notes and credited to additional paid-in capital. The following assumptions were used to value the June Investor Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 54.92%, risk free interest rate of 4.95% and a contractual life of 3.25 years.

          (ii) The 3.5% Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the notes by the note holders, an early redemption premium put, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities,” and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet. The value of the embedded compound derivatives, which amounted to approximately RMB99,969,000 on the date of initial recognition, has been deducted as a discount to the face value of the 3.5% Notes and recorded as a liability on the balance sheet. The valuation of the embedded derivatives was derived by using various valuation methods, which included Monte Carlo Simulation and Backward Dynamic Programming.
          The liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations. Non-cash loss on remeasurement of the liability-classified embedded derivatives amounted to approximately RMB163,888,000 and RMB110,554,000 (US$15,156,000) for the years ended December 31, 2006 and 2007, respectively.
          (iii) The discount arising from the June Investors Warrants and the embedded derivatives is accreted to interest expense to the first put date of the 3.5% Notes using the effective interest method.
          Costs associated with the issuance of the 3.5% Notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Amount attributed to June Agent Warrants (Note (i))	18,267	18,267	2,504
Other cash costs	23,622	23,622	3,238

Total deferred debt issuance costs on initial recognition	41,889	41,889	5,742
Foreign currency realignment	(866)	(1,231)	(169)
Accumulated amortization (Note (ii))	(9,178)	(15,955)	(2,187)
Disposed of on extinguishment of 3.5% Notes (Note 11(c))	—	(24,703)	(3,386)

Net value at end of year	31,845	—	—

          Notes -
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
          (ii) The deferred debt issuance costs are amortized to expense to the first put date of the 3.5% Notes using the effective interest method.

          (b) 4.5% unsecured senior convertible notes
          On October 31, 2006, the Company issued and sold to the same investors of the 3.5% Notes US$26,000,000 aggregate principal amount of 4.5% unsecured senior convertible notes (the “4.5% Notes”). In addition, the Company also issued common stock purchase warrants to the investors (the “October Investor Warrants”) and its placement agent (the “October Agent Warrants”) to purchase up to 363,637 and 181,818 shares of common stock of the Company, respectively.
          The material terms and conditions of the 4.5% Notes are summarized as follows:
•	the notes bear interest at the rate of 4.5% per annum, payable in cash in arrears on a calendar quarterly basis beginning December 31, 2006;

•	the notes mature on April 30, 2009;

•	the notes are convertible, at the investor’s option, into common stock of the Company at an initial conversion price of US$14.30 per share. The conversion price for the Company’s common stock is subject to reset when the volume weighted average price (“VWAP”) of the Company’s common stock for the five trading days ending on each six-month anniversary from October 31, 2006 until maturity of the Notes (each a “Reset Date”) is less than US$13.00 (or such previously reset price). In the event of a reset, the conversion price will be set equal to the greater of US$7.80 or 100% of the VWAP of the Company’s common stock for the five trading days ending on the applicable Reset Date. As of December 31, 2007, the conversion price of the 4.5% Notes had been reset to US$7.69 per share;

•	the notes will not be convertible to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to the conversion; and

•	the holders of the notes have the right to require the Company to redeem the notes after one year in an amount equal to the sum of (a) the outstanding principal of the Notes, (b) the accrued and unpaid interest thereon, and (c) 3% on the sum of (a) and (b). Consequently, the 4.5% Notes were classified as current liabilities on the consolidated balance sheet as of December 31, 2006. Due to the expiry of the early redemption option in October 2007, the 4.5% Notes have been reclassified to non-current liabilities as of December 31, 2007;
          The material terms and conditions of the warrants are summarized as follows:
•	the warrants have an initial exercise price of US$14.30 per share and may be exercised at any time during a 5-year period commencing from October 31, 2006;

•	the warrants will not be exercisable to the extent that after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to such exercise; and

•	the warrants require an automatic repricing of the exercise price if the Company makes certain sales of its common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price.
          The 4.5% Notes included on the consolidated balance sheets are analyzed as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Gross proceeds from 4.5% Notes	202,475	202,475	27,757

	2006	2007
	RMB’000	RMB’000	US$’000
Discount on notes:
- Equity-classified October Investor Warrants (Note (i))	(14,534)	(14,534)	(1,993)
- Liability-classified embedded derivatives (Note (ii))	(111,341)	(111,341)	(15,263)

Value of debt component at date of issue	76,600	76,600	10,501
Foreign currency realignment	(48)	(10,242)	(1,404)
Accretion of discount (Note (iii))	10,919	123,302	16,903

Value of debt component at end of year	87,471	189,660	26,000

          Notes -
          (i) The terms and features of the October Investor Warrants were evaluated under the guidance set forth in EITF Issue No. 00-19 and the Company concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present.
          Pursuant to APB Opinion No. 14, the gross proceeds of RMB202,475,000 from the issuance of the US$26,000,000 notes were allocated to the October Investors Warrants and the 4.5% Notes on a relative fair value basis. The fair value of the 363,637 October Investors Warrants applied for the purposes of the aforementioned allocation was computed using the Black-Scholes option-pricing model on the grant date of the warrants and amounted to approximately RMB22,686,000. As a result of the allocation, approximately RMB14,534,000 of the gross proceeds from the issuance of the 4.5% Notes was allocated to the value of the October Investor Warrants, which was recorded as a discount to the face value of the 4.5% Notes and credited to additional paid-in capital. The following assumptions were used to value the October Investor Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 67.52%, risk free interest rate of 4.60% and a contractual life of 3.25 years.
          (ii) The 4.5% Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the notes by the note holders, an early redemption premium put, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133 and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet on the date of initial recognition. The value of the embedded compound derivatives, which amounted to approximately RMB111,341,000 on the date of initial recognition, has been deducted as a discount to the face value of the 4.5% Notes and recorded as a liability on the balance sheet. The valuation of the embedded derivatives was derived by using various valuation methods, which included Monte Carlo Simulation and Backward Dynamic Programming.
          Due to the expiry of the early redemption premium put in October 2007, the Company reassessed the classification of the embedded conversion option of the 4.5% Notes and concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present. Consequently, the fair value of the embedded conversion option as of the date of expiry of the early redemption premium put option, which amounted to approximately RMB89,531,000, was reclassified to additional paid-in capital.
          The liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations. For the year ended December 31, 2006, the remeasurement of the liability-classified embedded derivatives resulted in a non-cash gain of RMB29,449,000 and for the year ended December 31, 2007, the remeasurement resulted in a non-cash loss of RMB18,865,000 (US$2,586,000). As of December 31, 2007, after taking into account foreign currency realignment, the fair value of the liability-classified embedded derivatives included in the consolidated balance sheet as a liability amounted to RMB8,715,000 (US$1,195,000) (2006: RMB82,699,000).

          (iii) The discount arising from the October Investors Warrants and the embedded derivatives is accreted to interest expense to the first put date of the 4.5% Notes using the effective interest method.
          Costs associated with the issuance of the 4.5% Notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Amount attributed to June Agent Warrants (Note (i))	10,529	10,529	1,443
Other cash costs	14,385	14,385	1,972

Total deferred debt issuance costs on initial recognition	24,914	24,914	3,415
Foreign currency realignment	94	(510)	(70)
Accumulated amortization (Note (ii))	(2,161)	(24,404))	(3,345)

Net value at end of year	22,847	—	—

          Notes -
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
          (ii) The deferred debt issuance costs are amortized to expense to the first put date of the 4.5% Notes using the effective interest method.

          (c) 5.5% unsecured senior convertible notes
          On August 17, 2007, the Company issued and sold to the same investors of the 3.5% Notes and the 4.5% Notes US$25,000,000 aggregate principal amount of 5.5% unsecured senior convertible notes (the “5.5% Notes”). In addition, the Company also issued common stock purchase warrants to the investors (the “August Investor Warrants”) and its placement agent (the “August Agent Warrants”) to purchase up to 490,677 and 245,339 shares of common stock of the Company, respectively.
          The material terms and conditions of the 5.5% Notes are summarized as follows:
•	the notes bear interest at the rate of 5.5% per annum, payable in cash in arrears on a calendar semi-annual basis beginning December 31, 2007;

•	the notes mature on February 17, 2010;

•	the notes are convertible, at the investor’s option, into common stock of the Company at an initial conversion price of US$10.19 per share. The conversion price for the Company’s common stock is subject to reset when the volume weighted average price (“VWAP”) of the Company’s common stock for the five trading days ending on each two-month anniversary from August 17, 2007 until maturity of the Notes (each a “Reset Date”) is less than US$9.26 (or such previously reset price). In the event of a reset, the conversion price will be set equal to the greater of US$5.56 or 90% of the VWAP of the Company’s common stock for the five trading days ending on the applicable Reset Date. As of December 31, 2007, the conversion price had been reset to US$7.69 per share;

•	the notes will not be convertible to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to the conversion; and

•	the holders of the notes have the right to require the Company to redeem the notes after one year in an amount equal to 100% of the sum of (a) the outstanding principal of the Notes, (b) the accrued and unpaid interest thereon. Consequently, the 5.5% Notes were classified as current liabilities on the consolidated balance sheet as of December 31, 2007.
          The material terms and conditions of the warrants are summarized as follows:
•	the warrants have an initial exercise price of US$10.19 per share and may be exercised at any time during a 5-year period commencing from August 17, 2007;

•	the warrants will not be exercisable to the extent that after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to such exercise; and

•	the warrants require an automatic repricing of the exercise price if the Company makes certain sales of its common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price.

          The 5.5% Notes included on the consolidated balance sheets are analyzed as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Gross proceeds from 5.5% Notes	—	189,900	26,033
Discount on notes:
- Equity-classified August Investor Warrants (Note (i))	—	(13,703)	(1,878)
- Equity-classified embedded derivative (Note (ii))
- Liability-classified embedded derivatives (Note (ii))	—	(11,064)	(1,517)

Value of debt component at date of issue	—	165,133	22,638
Foreign currency realignment	—	(6,375)	(874)
Beneficial conversion amount arising on conversion price reset (iii)		(31,790)	(4,358)
Accretion of discount (Note (iv))	—	8,699	1,192

Value of debt component at end of year	—	135,667	18,598
Less: Amount classified as current liabilities	—	(135,667)	(18,598)

Amount classified as non-current liabilities	—	—	—

          Notes -
          (i) The terms and features of the August Investor Warrants were evaluated under the guidance set forth in EITF Issue No. 00-19 and the Company concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present.
          Pursuant to APB Opinion No. 14, the gross proceeds of RMB189,900,000 from the issuance of the US$25,000,000 notes were allocated to the August Investors Warrants and the 5.5% Notes on a relative fair value basis. The fair value of the 490,677 August Investors Warrants applied for the purposes of the aforementioned allocation was computed using a multi-period binomial option pricing model on the grant date of the warrants and amounted to approximately RMB21,319,000. As a result of the allocation, approximately RMB17,703,000 of the gross proceeds from the issuance of the 5.5% Notes was allocated to the value of the August Investor Warrants, which was recorded as a discount to the face value of the 5.5% Notes and credited to additional paid-in capital. The following assumptions were used to value the August Investor Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 60.55%, risk free interest rate of 4.22% and a contractual life of 2.5 years.
          (ii) The 5.5% Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the notes by the note holders, an early redemption put option, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133 and EITF Issue No. 00-19, the Company concluded that the conversion option and the early redemption put option embedded in the 5.5% Notes are exempted from derivative accounting and should not be bifurcated from the host debt instrument on initial recognition. For the default put and the change of control put, the Company determined that the terms of these event puts resulted in their treatment as derivative financial features and, accordingly, the value of the these embedded derivatives, which amounted to approximately RMB11,064,000 on the date of initial recognition, has been deducted as a discount to the face value of the 5.5% Notes and recorded as a liability on the balance sheet. The valuation of the liability-classified embedded derivatives was derived by using various valuation methods, which included Monte Carlo Simulation and Backward Dynamic Programming.
          The liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations. For the year ended December 31, 2007, the remeasurement of the liability-classified embedded derivatives resulted in a non-cash gain of RMB335,000 (US$46,000). As of December 31, 2007, after taking into account foreign currency realignment, the fair value of the liability-classified embedded derivatives included in the consolidated balance sheet as a liability amounted to RMB10,289,000 (US$1,410,000).
          (iii) On December 17, 2007, pursuant to the terms of the 5.5% Notes, the price for the conversion of the notes into common stock of the Company was reset from US$10.19 to US$7.69. As a consequence of this reset, a beneficial conversion amount of RMB31,790,000 arose, which was recorded as a discount to the 5.5% Notes and credited to additional paid-in capital.
          (iv) The discount arising from the August Investors Warrants, the liability-classified embedded derivatives and the equity-classified beneficial conversion feature is accreted to interest expense to the first put date of the 5.5% Notes using the effective interest method.
          Costs associated with the issuance of the 5.5% Notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Amount attributed to August Agent Warrants (Note (i))	—	9,891	1,356
Other cash costs	—	13,743	1,884

Total deferred debt issuance costs on initial recognition	—	23,634	3,240
Foreign currency realignment	—	(754)	(103)
Accumulated amortization (Note (ii))	—	(8,301)	(1,138)

Net value at end of year	—	14,579	1,999

          Notes -
          (i) The fair value of the August Agent Warrants, as computed using a multi-period binomial option pricing model on the grant date, amounted to approximately RMB10,660,000. Of this amount, RMB9,891,000 was capitalized as deferred debt issuance costs on the consolidated balance sheet while the balance of RMB769,000 was debited to additional paid-in capital as cost associated with the issuance of the August Investor Warrants. The following assumptions were used to value the August Agent Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 60.55%, risk free interest rate of 4.22% and a contractual life of 2.5 years.
          (ii) The deferred debt issuance costs are amortized to expense to the first put date of the 5.5% Notes using the effective interest method.

18. SHAREHOLDERS’ LOANS
          These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2009. For financial reporting purposes for the year ended December 31, 2007, interest expense of approximately RMB487,000 (US$67,000) (2006: RMB459,000; 2005: RMB473,000) was imputed based on the cost of borrowings in the PRC of approximately 6.5% (2006: 5.9%; 2005: 5.9%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.
19. COMMON STOCK TRANSACTIONS
          The Company issued common stock during the years ended December 31, 2005, 2006 and 2007 as follows:

		Weighted
	Number of	average issue
	shares	price
		US$
Balance as of December 31, 2004	16,645,176
Issuance of shares to private investors	2,000,000	7.25
Issuance of shares as compensation for services received (Note (a))	1,500	—

Balance as of December 31, 2005	18,646,676
Issuance of shares to private investors	5,000,000	8.70
Issuance of shares to option holders (Note 20(a))	2,000,000	7.00
Issuance of shares to warrant holders (Note 20(c))	2,395,979	7.83
Issuance of shares as part consideration for the acquisition of the remaining 20% interest in QXMC (Note 11(c))	1,562,348	15.17

Balance of December 31, 2006	29,605,003
Issuance of shares to private investors	1,300,000	11.80
Issuance of shares to warrant holders (Note 20(c))	43,833	4.54

Balance of December 31, 2007	30,948,836

          Notes -
          (a) The fair value of the 1,500 shares of approximately RMB105,000 was recorded as stock-based compensation expenses during the year ended December 31, 2005.

20. STOCK OPTIONS AND WARRANTS
          (a) Stock purchase options of the Company
          On December 2, 2005, the shareholders of the Company approved and adopted the 2005 Stock Compensation Plan of the Company (the “2005 Stock Plan”), which allows for the issuance of either incentive stock options and/or non-qualified stock options to certain officers, directors, employees and external advisors of the Group. A total of 2,000,000 common shares have been authorized and reserved for issuance under the 2005 Stock Plan.
          In February 2006, pursuant to the 2005 Stock Plan, 2,000,000 incentive stock options, exercisable during a 10-year period commencing on February 24, 2006, were issued to certain directors, employees and consultants of the Company at an exercise price of US$7.00 per share. All the options granted were exercised during 2006. In accordance with the requirements of SFAS No. 123-R and EITF 96-18, the fair value of the options on the date of grant, which amounted to approximately RMB58,707,000 as computed using the Black-Scholes option-pricing model, has been recognized as share-based compensation expenses during the year ended December 31, 2006. The following weighted average assumptions were used in the computation of the grant date fair value of the options:

Risk-free interest rate	4.63%
Expected dividend yield	0.00%
Expected term	5 years
Expected stock price volatility	55.20%
          No options were granted by the Company pursuant to the 2005 Stock Plan during the years ended December 31, 2005 and 2007.
          (b) Stock purchase options of a subsidiary
          Pursuant to a shareholders’ resolution passed on March 19, 2007, the Company’s subsidiary, QXMC, adopted an equity incentive plan (the “QXMC 2007 Stock Plan”) under which QXMC may grant incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares and other stock-based awards to certain of its qualifying directors, employees and consultants.
          The stock option activities of QXMC during the year ended December 31, 2007 were as follows:

		Weighted	Weighted
		average	average
	Shares	exercise	remaining	Aggregate
	Underlying	price	contractual	intrinsic
	Options	per share	term	Value
		US$		US$’000
Balance as of January 1, 2007	—	—
Granted on March 19, 2007:
- To a director and employees (Note (i))	2,716,520	7.50
- To a consultant (Note (ii))	1,200,000	18.00

Balance as of December 31, 2007	3,916,520	10.72	3.7 years	2,581

Exercisable as of December 31, 2007	2,031,720	13.70	2.4 years	790

          Notes -
          (i) The options granted, which have terms of between 2 to 6 years from the date of grant, vest on various dates commencing from November 1, 2007. Compensation expense is recognized based on the grant date fair value of the options of US$14,199,000 over the period that the employees are required to provide services in exchange for the award. The amount of share-based compensation expense recognized during the year ended December 31, 2007 was approximately RMB38,626,000 (US$5,295,000). Of this amount, RMB26,350,000 (US$3,612,000) has been credited to additional-in capital while the balance of RMB12,276,000 (US$1,683,000) was credited to minority interests in the consolidated financial statements of the Group. As of December 31, 2007, the total unrecognized compensation cost relating to unvested share options amounted to approximately US$9,080,000, which is expected to be recognized over a remaining weighted average vesting periods of 2.2 years.
          The fair value of the share options on the date of grant was estimated by management using the Black-Scholes option pricing based on the following weighted average assumptions:

Fair value of QXMC’s underlying ordinary share on grant date	US$	10.43
Risk-free interest rate		5.00%
Expected dividend yield		0.00%
Expected term	3.5 years
Expected stock price volatility		47.50%
          The estimated fair value of QXMC’s underlying shares on the date of grant was determined by management considering the valuation performed by an unrelated independent valuation firm.
          (ii) On March 19, 2007, in consideration of services rendered in connection with its IPO, QXMC granted an option to a consultant to purchase up to 1,200,000 shares of its common stock at an exercise price of US$18.00 per share. The option, which has a term of four years commencing from the grant date, vested on April 1, 2007. The estimated fair value of the option, which amounted to approximately RMB12,859,000 (US$1,763,000) as computed using the Black-Scholes option-pricing model on the grant date, has been accounted for by QXMC as ordinary shares issuance cost and was credited to additional paid-in capital in the consolidated financial statements of the Group during the year ended December 31, 2007.
          The fair value of the option on the date of grant was US$1.385 per share which was estimated by management using the Black-Scholes option pricing based on the following assumptions:

Fair value of QXMC’s underlying ordinary share on grant date	US$	10.43
Risk-free interest rate		5.10%
Expected dividend yield		0.00%
Expected term	2.0 years
Expected stock price volatility		48.90%

          (c) Stock purchase warrants of the Company
          The warrant activities of the Company during the years ended December 31, 2005, 2006 and 2007 were as follows:

		Weighted
	Number of	average
	stock	exercise
	warrants	price
		US$
Outstanding as of December 31, 2004	390,800	8.185
Lapsed	(390,800)	8.185
Issued:
- To share investors and placement agent (Note (i))	505,000	9.860
- To consultants for services rendered (Note (ii))	30,000	8.500

Outstanding, as of December 31, 2005	535,000	9.784
Issued:
- To share investors and placement agents (Note (iii))	1,350,000	10.578
- To 3.5% Notes investors and placement agent (Note 17(a))	1,844,955	8.027
- To 4.5% Notes investors and placement agent (Note 17(b))	545,455	14.300
- To a consultant as settlement of outstanding accounts payable (Note (iv))	150,000	8.125
Repricing adjustment (Note (v))	128,703	—
Exercised	(2,395,979)	7.835

Outstanding as of December 31, 2006	2,158,134	11.385
Issued:
- To share investors and placement agents (Note (vi))	473,814	13.000
- To 5.5% Notes investors and placement agent (Note 17(c))	736,016	10.190
Repricing adjustment (Note (vii))	1,555,191	—
Exercised (Note (viii))	(56,877)	7.983

Outstanding as of December 31, 2007	4,866,278	7.763

Exercisable as of December 31, 2007	4,866,278	7.763

Exercisable as of December 31, 2006	2,158,134	11.385

          Notes -
          (i) The fair value of the 505,000 warrants, which amounted to approximately RMB9,963,000 as computed using the Black-Scholes option-pricing model on the grant date, was debited to additional paid-in capital as stock issuance costs during the year ended December 31, 2005.
          (ii) The fair value of the 30,000 warrants, which amounted to approximately RMB595,000 as computed using the Black-Scholes option-pricing model on the respective grant dates, was recognized as compensation expenses during the year ended December 31, 2005.
          (iii) The fair value of the 1,350,000 warrants, which amounted to approximately RMB48,631,000 as computed using the Black-Scholes option-pricing model on the respective grant dates, was debited to additional paid-in capital as stock issuance costs during the year ended December 31, 2006.

          (iv) The fair value of the 150,000 warrants, which amounted to approximately RMB3,674,000 as computed using the Black-Scholes option-pricing model on the grant date, was debited to accounts payable in settlement of an amount of RMB3,678,000 owing to the consultant.
          (v) Due to the sales of common stocks and the issuance of the 3.5% Notes (Note 17(a)), the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2006.
          (vi) The fair value of the 473,814 warrants, which amounted to approximately RMB8,183,000 as computed using a multi-period binomial option pricing model on the grant date, was debited to additional paid-in capital as stock issuance costs during the year ended December 31, 2007.
          (vii) Due to the issuance of the 5.5% Notes (note 17(c)), the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2007.
          (viii) Includes the cashless exercise of 30,000 warrants with an exercise price of US$8.50 per share. An aggregate of 16,956 shares of common stock were issued at no consideration to the warrant holder as settlement of the difference between the then quoted market price of the Company’s stock of US$19.55 per share and the warrant exercise price of US$8.50 per share.
          The following table summarizes information about the warrants described above that are outstanding and exercisable at December 31, 2007:

		Weighted-average
		remaining
	Number of	contractual life
Exercise price (US$)	outstanding warrant	(years)
6.625	19,815	2.15
7.406	477,774	2.05
7.690	3,906,319	3.75
8.796	462,370	2.15

	4,866,278	3.42

          The weighted average grant-date fair value of each warrant granted, as determined using the Black-Scholes option pricing model during the years ended December 31, 2005 and 2006 and the binomial option pricing model during the year ended December 31, 2007, and the weighted average assumptions used in computing such values were as follows:

	2005		2006		2007
Weighted average fair value	US$	2.39	US$	4.17	US$	4.54
Risk-free interest rate		3.60%		4.76%		4.00%
Expected dividend yield		0.00%		0.00%		0.00%
Expected term	2.61 years		3.05 years		2.30 years
Expected stock price volatility		65.71%		57.41%		62.07%

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
          At present, substantially all of the Group’s income is generated in the PRC by QXCI and CECT. QXCI, being located in Huizhou, the PRC, are subject to PRC enterprise income taxes at a rate of 15%. QXCI was exempted from PRC enterprise income tax for two years starting from January 1, 2003, and was entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECT was regarded as a “Hi-tech” enterprise by the PRC government and was subject to PRC enterprise income taxes at a rate of 15%. CECT was exempted from PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and was entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years.
          On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the PRC Enterprise Income Tax Law (the “New Tax Law”) which took effect on January 1, 2008. According to the New Tax Law, from January 1, 2008, domestic enterprises and foreign investment enterprises will be subject to a unified enterprise income tax rate of 25%. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the New Tax Law if they meet the definition of a “qualifying high-technology enterprise” to be set forth in the more detailed implementing rules when they are adopted. As a result, if CECT qualifies as a “qualifying high-technology enterprise”, it will continue to benefit from a preferential tax rate of 15%. Otherwise, CECT’s applicable tax rate will increase from its existing tax rate of 15% to the unified tax rate of 25% effective January 1, 2008. On the implementation of the preferential treatment for “qualifying high-technology enterprise” under the New Tax Law, the Chinese government has taken the first step in creating a mechanism to review the qualifications of “high-technology enterprise” with the issuance of “Circular 172” on April 14, 2008. This guidance, however, is not detailed enough and specifies that additional detailed guidelines will be issued.
          Under the New Tax Law and before obtaining any “qualifying high-technology enterprise” status, the Group’s PRC subsidiaries would be subject to enterprise income tax at a rate of 25% commencing from the year beginning January 1, 2008. The deferred tax assets and liabilities of the Group’s PRC subsidiaries as of December 31, 2007 have been measured using the enacted tax rate of 25% that is expected to apply in the years in which those temporary differences are expected to be recovered or settled. In the event that any of the Group’s subsidiaries is subsequently granted the “qualifying high-technology enterprise” status under the New Tax Law, adjustments will be made to the deferred tax balance of the Group in the year that such status is obtained.
          The New Tax Law also imposes a 10% withholding income tax on dividends distributed by a foreign invested enterprise to its immediate non-PRC tax resident holding company outside China for distribution of earnings generated after January 1, 2008. Under the New Tax law, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax and therefore, the Company has not recognized a deferred tax liability for the undistributed earnings of its subsidiaries through December 31, 2007.

          Provision of income tax in the consolidated statement of operations and comprehensive income consists of:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000	US$’000
PRC income tax on current year’s profit
- current	27,813	62,904	136,058	18,652
- deferred	(2,327)	(8,003)	(11,938)	(1,637)
Under provision of current income tax in respect of prior years	—	3,291	—	—

	25,486	58,192	124,120	17,015

          The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations and comprehensive income is as follows:

	2005	2006	2007
PRC statutory income tax rate	33.0%	33.0%	33.0%
Tax effect of preferential tax rates	(28.1%)	(71.1%)	(11.8%)
Losses (gains) of BVI companies not subject to tax	1.1%	78.5%	(11.0%)
Non-deductible activities	0.4%	16.2%	0.9%
Changes in valuation allowance	1.3%	(6.0%)	(0.2%)
Effect of changes in expected future tax rates	—	—	(0.4%)

Effective income tax rate	7.7%	50.6%	10.5%

          Deferred income tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the consolidated balance sheets as of December 31, 2006 and 2007 were as follows:
          Deferred tax assets — current portion

	2006	2007
	RMB’000	RMB’000	US$’000
Allowance for doubtful accounts	845	2,405	330
Write-off of obsolete and slow-moving inventories	3,849	8,974	1,230
Provision for product warranties	1,230	1,971	270
Tax losses carried forward	2,451	—	—

	8,375	13,350	1,830
Valuation allowance	(2,451)	—	—

Deferred income tax assets	5,924	13,350	1,830

          Deferred tax liabilities — non-current portion

	2006	2007
	RMB’000	RMB’000	US$’000
Property, machinery and equipment	2,212	3,268	448
Land use rights	—	281	39
Other acquired intangible assets	(13,952)	(9,110)	(1,249)

Deferred income tax liabilities	(11,740)	5,561	762

          Changes in the valuation allowance were as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Beginning of year	8,952	2,451	336
Increase in valuation allowance	617	—	—
Release of valuation allowance	(7,118)	(2,451)	(336)

End of year	2,451	—	—

          The release of the valuation allowance during the years ended December 31, 2006 and 2007 arose mainly from the reversal of allowances that were no longer required.
          Taxation payable comprises:

	2006	2007
	RMB’000	RMB’000	US$’000
PRC enterprise income tax	32,342	64,566	8,851
PRC value-added tax	12,964	7,990	1,096
PRC other taxes	966	745	102

	46,272	73,301	10,049

          As of December 31, 2007, the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Group during the year ended December 31, 2007 and no provision for interest and penalties is deemed necessary as of December 31, 2007.
          According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

22. DISTRIBUTION OF INCOME
          Substantially all of the Group’s income is contributed by QXCI and CECT, equity joint venture enterprises established in the PRC. Income of QXCI and CECT, as determined under PRC GAAP, is distributable to their joint venture partners after transfer to dedicated reserves, namely, the general reserve, the enterprise expansion fund and the staff welfare and bonus fund as required under the PRC Company Law and the articles of association of the respective company. Under the relevant regulations, QXCI and CECT are required to transfer at least 10% of their annual PRC GAAP income to the general reserve until such reserve reaches 50% of their registered capital.
23. EARNINGS (LOSS) PER COMMON SHARE
          The following represents a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	2005	2006	2007
	RMB	RMB	RMB	US$
Net income (loss) before extraordinary items	207,307,000	(34,071,000)	886,352,000	121,508,000
Amount allocated to participating convertible notes	—	—	(156,417,000)	(21,443,000)

Net income (loss) before extraordinary items available to common stockholders	207,307,000	(34,071,000)	729,935,000	100,065,000

Extraordinary items	37,592,000	14,237,000	17,596,000	2,412,000
Amount allocated to participating convertible notes	—	—	(3,105,000)	(425,000)

Extraordinary items available to common stockholders	37,592,000	14,237,000	14,491,000	1,987,000

Net income (loss) after extraordinary items available to common stockholders	244,899,000	(19,834,000)	744,426,000	102,052,000

Net income (loss) before extraordinary items available to common stockholders	207,307,000	(34,071,000)	729,935,000	100,065,000
Add: Interest on 4.5% Notes	—	14,636,000	—	—
Less: Gain on remeasurement of embedded derivatives relating to 4.5% Notes	—	(29,449,000)	—	—

Fully diluted net income (loss) before extraordinary items available to common stockholders	207,307,000	(48,884,000)	729,935,000	100,065,000
Extraordinary items available to common stockholders	37,592,000	14,237,000	14,491,000	1,987,000

Fully diluted net income (loss) after extraordinary items available to common stockholders	244,899,000	(34,647,000)	744,426,000	102,052,000

Weighted average common shares basic	18,319,000	23,712,000	29,836,000	29,836,000
Effect of dilutive stock options, warrants and convertible notes	1,000	304,000	364,000	364,000

	2005	2006	2007
	RMB	RMB	RMB	US$
Weighted average common shares diluted	18,320,000	24,016,000	30,200,000	30,200,000

Basic earnings (loss) per common share:
Before extraordinary items	11.32	(1.44)	24.46	3.35
Extraordinary items	2.05	0.60	0.49	0.07

After extraordinary items	13.37	(0.84)	24.95	3.42

Diluted earnings(loss) per common share:
Before extraordinary items	11.32	(2.03)	24.17	3.31
Extraordinary items	2.05	0.59	0.48	0.07

After extraordinary items	13.37	(1.44)	24.65	3.38

          Except for certain outstanding warrants of the Company, all common stock equivalents had an anti-dilutive effect and accordingly, were excluded from the computation of diluted loss per share for the year ended December 31, 2007. For the year ended December 31, 2006, only the 4.5% Notes had a dilutive effect on earnings per share.
24. RETIREMENT PLAN
          Since December 1, 2000, the Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the “MPF Scheme”), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each company within the Group (employer) and their employees make monthly contributions to the scheme at 5.0% of the employees’ earnings as defined under the Mandatory Provident Fund legislation, subject to a maximum cap of HK$1,000 (RMB1,003) per month and additional contributions thereafter are voluntary.
          Presently, the Group’s employees in the PRC are mainly employed by QXCI and CECT. As stipulated by PRC regulations, QXCI and CECT maintained defined contribution retirement plans for all of their employees who are residents of the PRC. All retired employees are entitled to an annual pension equal to their basic annual salary upon retirement. QXCI and CECT contribute to a state sponsored retirement plan with amounts stipulated by the local government of the PRC and have no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees.
          For the year ended December 31, 2007, the aggregate employer’s contributions made by the Group amounted to approximately RMB1,438,000 (US$197,000) (2006: RMB1,263,000; 2005; RMB1,181,000).

25. COMMITMENTS AND CONTINGENCIES
          (a) Capital commitments
          Capital commitments not provided for in the consolidated financial statements include the followings:

	2006	2007
	RMB’000	RMB’000	US$’000
Capital expenditures authorized and contracted for:
- Purchase of machinery and equipment	130	130	18
- Construction of factory premises and staff quarters	39,031	—	—
- Purchase of land use rights (Note 9(a))	58,700	—	—

	97,861	130	18

          (b) Operating lease commitments
          The Group has operating lease agreements for office and factory premises, which extend through December 2010. As of December 31, 2007, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	RMB’000	US$’000
For the years ending December 31,
- 2008	5,274	723
- 2009	3,052	418
- 2010	3,052	418

Total	11,378	1,559

          Lease expense of the Group for the year ended December 31, 2007 was approximately RMB6,413,000 (US$879,000) (2006: RMB5,712,000; 2005: RMB4,445,000).
          (c) Class actions
          In connection with the restatement of the Company’s financial statements for the years ended December 31, 2003, 2004 and 2005, five putative class actions were filed against the Company in the United States District Court for the Southern District of New York during the year ended December 31, 2007. The complaints alleged violations of the United States federal securities laws by the Company and certain of its executives and seek unspecified damages, attorney fees and other unspecified litigation costs.
          A mediation was held on January 10, 2008 and the parties agreed to settle the case for US$2,400,000. The Company’s Director and Officer (“D&O”) insurance carrier, has agreed to contribute US$300,000 of the settlement amount. A Stipulation of Settlement was executed on February 25, 2008 and the preliminary order was signed on April 2, 2008. In April 2008, US$1,200,000 of the agreed settlement amount was paid into an escrow account, of which US$900,000 was paid by the Company and the balance US$300,000 by the Company’s D&O insurance carrier. The final fairness hearing is scheduled for July 11, 2008.

          In accordance with SFAS No.5, “Accounting for Contingencies,” the Company has made a provision of US$2,100,000 (RMB15,319,000) for the potential losses that may result from the class actions (Note 16).
26. SUBSEQUENT EVENTS
          (a) On January 7, 2008, QXMC issued 565,000 shares of its common stock at US$7.50 per share further to the exercise of share options that were granted to a director and certain of its employees under the QXMC 2007 Stock Plan. Upon the completion of the share issuance, the Group’s equity interest in QXMC was reduced to approximately 60.7%.
          (b) On January 21, 2008, CECT incorporated a wholly-owned subsidiary, Huizhou CEC Telecom Co., Ltd. (“HCECT”), in Huizhou, Guangdong Province, the PRC to engage in the manufacture of molds, cast components and other handset products. The registered and paid-up capital of HCECT, which has a permitted operating period of 10 years till January 21, 2018, amounted to RMB20,000,000.
          (c) Pursuant to a Securities Purchase Agreement and Registration Rights Agreement signed on May 15, 2008, QXMC issued to two of its existing shareholders (the “Investors”) US$70,000,000 worth of 3-year senior convertible notes (the “Notes”) with warrants. The Notes have a 4% annual coupon and are redeemable at par on maturity. The consideration paid by the Investors for the Notes comprised a combination of 6,966,666 shares of the QXMC’s common stock that were owned by the Investors, valued at approximately US$48,349,000, and cash of US$21,651,000. All shares submitted by the Investors in exchange for the Notes were cancelled. Upon the completion of this transaction, the Group’s equity interest in QXMC was increased to approximately 69.9%.

27. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
          (a) On June 30, 2004, CECT disposed of a 40% shareholding interest in CECM to an independent third party for cash consideration of RMB72,000,000. Thereafter, CECT’s shareholding interest in CECM was reduced to 10% (Note 10). Of the total consideration of RMB72,000,000, RMB21,600,000 was received during the year ended December 31, 2004 while RMB50,400,000 was received during the year ended December 31, 2005.
          (b) As more fully described in Note 11(a), QXMC purchased an additional 25% equity interest in CECT on July 31, 2005. Part of the purchase consideration was the company’s investment in CEFCL, which had a carrying value of RMB20,000,000 at July 31, 2005, and the company’s net investment in BJHTCL. At July 31, 2005, the carrying amounts of BJHTCL’s assets and liabilities that were transferred to QXCI (and thereafter to CEC) in the above transaction consisted of:

RMB’000
Cash and cash equivalents	126
Other receivables	751
Property, machinery and equipment	37,826
Land use rights	1,383

Net assets disposed of	40,086

          The net cash outflow in respect of the acquisition of the minority interests of CECT and the disposal of BJHTCL during the year ended December 31, 2005 is as follows:

RMB’000
Cash consideration	4,607
Cash and cash equivalents disposed of	126
Less: Prepaid consideration as of December 31, 2004	(1,000)
Less: Unpaid consideration as at December 31, 2005	(3,607)

Net cash outflow in respect of acquisition of minority interests	126

          (c) During the year ended December 31, 2007, the Group disposed of certain parcels of land and the related construction-in-progress to an independent third party for a total cash consideration of RMB288,904,000. As of December 31, 2007, a total of RMB180,000,000 had been received by the Group. The balance of the consideration of RMB108,904,000 is receivable within seven days after the completion of the legal transfer of the relevant titles to the purchaser.

28. RELATED PARTY TRANSACTIONS
          Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	Major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder of CECT, QXCI and QXPL
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
China Electronics Corporation (“CEC”)	Minority owner of CECT until July 29, 2005
China Electronics Beijing Real Estate Management Co., Ltd. (“CEBREM”)	CEC is a shareholder
          Summary of related party transactions is as follows:

	2005	2006	2007
	RMB’000	RMB’000	RMB’000	US$’000
Operating lease rentals charged by CEC	1,325	—	—	—
Property management fees paid and payable to:
- CEBREM	852	—	—	—
- QXGL	61	90	100	14
Sales to:
- QFST	41,928	69,232	95,514	13,094
          Other transactions with related parties are set out in Note 1, 9, 11(a), 14 and 18 to the consolidated financial statements.

          Summary of related party balances is as follows:

	2006	2007
	RMB’000	RMB’000	US$’000
Due from:
- Exquisite Jewel Limited	5	5	1
- Wu Holdings Limited	24	22	3

	29	27	4

Due to:
- Mr. Rui Lin Wu	4,516	608	83

Accounts receivable from:
- QFST	44,443	97,070	13,307

          Other balances with related parties are disclosed in Note 9 and 18 to the consolidated financial statements.
          Except for the balances owing to the Company’s shareholders as disclosed in Note 18, all other balances with related parties are unsecured, non-interest bearing and without pre-determined repayment terms.

29. SEGMENT ANALYSIS
          The Group currently operates in two principal business segments. Management believes that the following table presents the useful information to the chief operation decision makers for measuring business performance and financing needs, and preparing the corporate budget, etc. The Group’s accounting systems do not capture the total assets for each segment. As most of the Group’s customers are located in the PRC and the Group’s revenues are generated in the PRC, no geographical segment information is presented.

	Mobile Phones	Indoor Phones	Corporate	Total
	RMB’000	RMB’000	RMB’000	RMB’000
2005
Revenue	2,380,531	254,653	—	2,635,184
Gross margin	439,218	39,168	—	478,386
Inventories	219,272	16,825	—	236,097
Property, machinery and equipment	50,506	2,158	—	52,664
Expenditures for long-lived assets	12,505	265	8,171	20,941

2006
Revenue	2,985,432	235,780	—	3,221,212
Gross margin	528,303	41,517	—	569,820
Inventories	213,688	18,668	—	232,356
Property, machinery and equipment	207,887	1,645	10	209,542
Expenditures for long-lived assets	207,379	109	1,200	208,688

2007
Revenue	3,636,431	237,676	—	3,874,107
Gross margin	943,753	31,390	—	975,143
Inventories	289,937	14,087	—	304,024
Property, machinery and equipment	190,785	1,709	107	192,601
Expenditures for long-lived assets	5,842	549	645	7,036

          Major customers
          (a) Mobile phones segment
          Details of individual customers accounting for 10% or more of the Group’s sales of mobile phones are as follows:

	2005	2006	2007
Beijing Beidou Communication & Equipment Co., Ltd.	—	—	11%
Shenzhen Laidi Technical Co., Ltd.	—	24%	10%
Shenzhen Siecom Communication Technology Development Co., Ltd.	—	10%	10%
Beijing Ho.COM Electronic Co., Ltd.	24%	12%	—
Beijing Jiusheng Technology Co., Ltd.	—	14%	—
     (b) Indoor phones segment
     Details of individual customers accounting for 10% or more of the Group’s sales of indoor phones are as follows:

	2005	2006	2007
QFST (Note 28)	16%	26%	40%

30. OTHER ADDITIONAL INFORMATION
          The following items were included in the consolidated statements of operations and comprehensive income (loss):

	2005	2006	2007
	RMB’000	RMB’000	RMB’000	US$’000
Interest expense:
- bank loans	23,489	33,801	46,408	6,362
- other bank borrowings	17,014	10,261	8,142	1,116
- finance lease	776	—	—	—
- convertible notes	—	7,692	15,405	2,112
- accretion of discounts on convertible notes (Note 17)	—	36,880	140,251	19,227
- amortization of deferred debt issuance costs (Note 17)	—	11,339	37,321	5,116
- shareholders’ loans (imputed interest) (Note 18)	473	459	487	67

Total interest expense	41,752	100,432	248,014	34,000

Advertising expenses	11,800	13,886	41,316	5,664

Shipping and handling costs	7,390	10,862	19,011	2,606

ITEM 19. EXHIBITS
(a) The following financial statements are being filed as part of this annual report on Form 20-F:
Report of Independent Registered Public Accounting Firm
Consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007
Consolidated balance sheets at December 31, 2006 and 2007
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2005, 2006 and 2007
Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007
Notes to and forming part of the consolidated financial statements

142

(b) The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 4.1	Securities Purchase Agreement dated as of August 17, 2007 covering the sale of $25,000,000 of our 5.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 5.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.4	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.**

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics***

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on August 21, 2007, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

***	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003.

143

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING UNIVERSAL TELEPHONE, INC. (Registrant)
Date: July 14, 2008	By:	/s/ RUI LIN WU
Rui Lin Wu
Chairman

INDEX TO EXHIBITS
DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 4.1	Securities Purchase Agreement dated as of August 17, 2007 covering the sale of $25,000,000 of our 5.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 5.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.4	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.**

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics***

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on August 21, 2007, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006

***	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003