Form 20-F
period 2008-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2009-07-15
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Aijun Jiang, CFO
011-86-752-2820-268 (telephone)
jiangaijun@qiaoxing.com.hk (email)
011-86-752-2820-268 (facsimile)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each	Name of each exchange
class	on which registered

US$.001 Par Value Common Stock	NASDAQ
(“Common Stock”)
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
30,948,836 Shares of Common Stock as of December 31, 2008
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes ☑       No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐       No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA.
     We prepare our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The following summary consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 were derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 were derived from our audited financial statements not included elsewhere in this annual report and have been prepared in accordance with US GAAP. The following summary financial data should be read in conjunction with Item 5. Operating and Financial Review and Prospects and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

	2004	2005	2006	2007	2008
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Net sales	1,720,389	2,635,184	3,221,212	3,874,107	2,594,948	380,352
Cost of goods sold	(1,497,177)	(2,156,798)	(2,651,392)	(2,898,964)	(1,719,024)	(251,964)
Gross profit	223,212	478,386	569,820	975,143	875,924	128,388

Operating expenses:
Selling expenses	(29,065)	(24,726)	(28,401)	(59,820)	(156,985)	(23,010)
General and administrative expenses
Including stock-based compensation	(90,554)	(55,341)	(126,076)	(131,074)	(338,751)	(49,652)
Research and development	(18,378)	(20,694)	(30,747)	(34,452)	(44,000)	(6,449)
In process research and development	—	—	(41,739)	—	—	—
Amortization of acquired intangible assets	(11,880)	(11,880)	(15,178)	(32,280)	(11,727)	(1,719)

Impairment of acquired intangible asset	—	—	—	—	(26,235)	(3,845)

Income from operations	73,335	365,745	327,679	717,517	298,226	43,713

	2004	2005	2006	2007	2008
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Interest income	492	7,130	8,108	42,127	71,026	10,411

Exchange gain (loss), net	—	(2,659)	3,225	28,255	(5,355)	(785)
Interest expense	(27,060)	(41,752)	(100,432)	(248,014)	(341,624)	(50,073)
(Loss) gain on re-measurement of embedded derivatives	—	—	(134,439)	(129,084)	160,036	23,457
Loss on extinguishment of convertible debt	—	—	—	(142,090)	(10,634)	(1,559)
Gain on disposal of interests in subsidiaries	—	10,307	—	482,614	2,269	333
Gain on sale of equity investee	11,397	—	—	—	—	—
Gain on issue/repurchase of stocks by subsidiary	—	—	—	383,965	4,351	638
Provision for litigation settlement	—	—	—	(15,319)	—	—
Impairment of investment at cost	—	(7,348)	—	—	—	—
Other income (loss), net	1,597	640	4,453	59,055	(6,497)	(952)
Income before income tax	59,761	332,063	108,594	1,179,026	171,798	25,183
Provision for income tax	(7,397)	(25,486)	(58,192)	(124,120)	(164,187)	(24,066)
Income before minority interests	52,364	306,577	50,402	1,054,906	7,611	1,117
Minority interests	(51,903)	(99,270)	(84,473)	(168,554)	(144,405)	(21,166)
Equity in earnings of equity investees	955	—	—	—	—	—
Net income (loss) before extraordinary gain	1,416	207,307	(34,071)	886,352	(136,794)	(20,049)
Extraordinary gain on acquisition of minority interests	—	37,592	14,237	17,596	—	—

Net Income (Loss)	1,416	244,899	(19,834)	903,948	(136,794)	(20,049)

Translation adjustments	70	1,821	7,203	(50,106)	(33,815)	(4,956)

Comprehensive income (loss)	1,486	246,720	(12,631)	853,842	(170,609)	(25,005)
Basic earnings (loss) per common share

Before extraordinary gain	0.09	11.32	(1.44)	24.46	(4.42)	(0.65)

Extraordinary gain	—	2.05	0.60	0.49	—	—

After extraordinary gain	0.09	13.37	(0.84)	24.95	(4.42)	(0.65)

	2004	2005	2006	2007	2008
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Diluted earnings (loss) per common share

Before extraordinary gain	0.09	11.32	(2.03)	24.17	(5.89)	(0.86)

Extraordinary gain	—	2.05	0.59	0.48	—	—

After extraordinary gain	0.09	13.37	(1.44)	24.65	(5.89)	(0.86)

Weighted average number of shares outstanding

- Basic (2)	16,443,000	18,319,000	23,712,000	29,836,000	30,949,000	30,949,000
- Diluted (2)	16,560,000	18,320,000	24,016,000	30,200,000	30,949,000	30,949,000

	2004	2005	2006	2007	2008
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Balance Sheet Data
Cash and bank deposits	140,890	391,660	1,096,477	3,033,010	3,117,527	456,948
Working capital	429,253	856,839	1,498,715	3,946,468	3,554,311	520,968
Property, machinery and equipment, net	107,162	52,664	209,542	192,601	183,137	26,843
Construction in progress	50,934	59,105	60,295	—	—	—
Lease prepayments, net	178,577	173,161	207,206	36,106	35,304	5,175

Debt issuance cost, net	—	—	31,845	—	—	—

Total assets	2,042,048	2,534,547	4,177,986	6,378,841	6,350,479	930,814

Short-term-debts	700,186	754,212	1,155,290	1,471,454	1,500,855	219,986

Long-term-debts	10,428	7,959	229,784	196,854	6,729	986

Total liabilities	1,157,693	1,316,418	2,192,713	2,260,956	2,360,363	345,967

Minority interests (1)	242,883	220,832	115,224	1,095,917	1,008,786	147,862

Shareholders’ equity	641,471	997,297	1,870,049	3,021,968	2,981,330	436,985

Cash flows data
Cash flows from operating activities	(204,036)	116,682	(156,840)	954,654	(222,889)	(32,670)
Cash flows from investing activities	(82,451)	(3,822)	(603,009)	(650,317)	340,322	49,882
Cash flows from financing activities	304,841	136,505	1,465,657	1,675,920	(11,557)	(1,693)

(1)	Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in certain subsidiaries of our company.

(2)	Earnings per share is computed by dividing net income for 2004 by 16,443,000 shares, for 2005 by 18,319,000 shares, for 2006 by 23,712,000 shares, for 2007 by 29,836,000 shares and for 2008 by 30,949,000 shares. Diluted earnings per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

(3)	Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008 of US$1.00 = Rmb 6.8225. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.
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
     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Noon Buying Rate(1)
Calendar Year	Average(2)
(Rmb per US$)
2004	8.2768
2005	8.1936
2006	7.9723
2007	7.6058
2008	6.9477

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2)	Annual averages are calculated from the month-end rates.

Calendar Month	High	Low	Average
January 2009	6.8403	6.8225	6.8360
February 2009	6.8470	6.8241	6.8363
March 2009	6.8438	6.8240	6.8360
April 2009	6.8361	6.8180	6.8306
May 2009	6.8326	6.8176	6.8235
June 2009	6.8371	6.8264	6.8334
     As of July 10, 2009, being the latest practicable date, the exchange rate was US$1.00 = Rmb 6.8325.
     This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was Rmb 6.8225 to US$1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.
     The People’s Bank of China, or PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to Rmb 8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi is no longer pegged to the U.S. dollar. This change in policy has resulted in a more than 15.4% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.
B. CAPITALIZATION AND INDEBTEDNESS.
     Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS.
     Not applicable.
D. RISK FACTORS
The current financial crisis and economic downturn may have a material and adverse effect on our businesses, results of operations and financial condition.
     The current global financial crisis and economic downturn have adversely affected economies and businesses around the world, including in China. Due to the global economical downturn and a decrease in consumer demand, the economic situation in China has been quite severe since the second half of 2008. This change in the macro-economic conditions has and is expected to continue to have an adverse impact on our business and operations. The financial and economic situation may also have a negative impact on third parties with whom we do, or may do, business. As a result, our results of operations, financial condition and liquidity could be materially and adversely affected.
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
     We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2007 and 2008, our five largest accounts receivable accounted for approximately 38% and 60.7% of our total accounts receivable.
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
     On March 16, 2007, the National People’s Congress of the PRC passed the PRC Enterprise Income Tax Law, which law took effect as of January 1, 2008. In accordance with the new tax law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. However, certain qualifying high-technology enterprises may still benefit from a preferential tax rate of 15% under the new tax law if they meet the definition of “qualifying high-technology enterprise” to be set forth in the more detailed implementing rules when they are adopted. As a result, if CECT qualifies as a “qualifying high-technology enterprise”, it will continue to benefit from a preferential tax rate of 15%. Before being qualified as a “qualifying high-technology enterprise” under the new tax law, CECT’s applicable tax rate increased from its then existing tax rate of 15% to the unified tax rate of 25% effective January 1, 2008. The Chinese tax authorities issued “Circular 362 (Guo Ke Fa Huo [2008] No. 362)” on 11 July 2008 (“Circular 362”) that provides detailed implementation guidance on identifying and approving “qualifying high-technology enterprise” status. Circular 362 follows the April 2008 issuance of “Circular 172 (Guo Ke Fa Huo [2008] No. 172),” China’s first step in creating a mechanism to identify and approve “qualifying high-technology enterprise” status. CECT is currently in the process of applying for the status of “qualifying high-technology enterprise”. If the application is approved, CECT will be qualified to apply for a preferential enterprise income tax rate of 15%.
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
     Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 53.1% of our outstanding shares as of July 15, 2009. Accordingly, he has substantial control and influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.
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
     Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of July 15, 2009, we owned 67.6% of Qiao Xing Mobile Communication Co. Ltd. (“QX Mobile”), an international business company incorporated in the British Virgin Islands on January 31, 2002. QX Mobile owns 96.55% of CEC Telecom Co., Ltd., a limited liability company established in China (“CECT”). In addition, we own 100% of China Luxuriance Jade Company, Ltd., which is the sole shareholder of China Huizhou Taiherui Information Technology Co., Ltd. (“Taiherui”). Taiherui is the sole shareholder of Chifeng Zhongtai Mining Company Ltd. We also own 100% of Qiao Xing Communication Holdings, Ltd., an international business company incorporated in the British Virgin Islands on May 21, 2002 (“QX Communication Holdings”), which owns 90% of Hui Zhou Qiao Xing Property, Ltd. (“QX Property”), a PRC joint venture, and 90% of Hui Zhou Qiao Xing Communication Industry, Ltd. (“HZQXCI”), a PRC joint venture.
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
     For 2008, our total capital expenditure was about Rmb 20 million for property, machinery and equipment.
     Our principal place of business and our executive office is the Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China, 516023, telephone: (011) 86-752-2820-268. We have designated Andrew N. Bernstein, 5445 DTC Parkway, Suite 520, Greenwood Village, Colorado 80111 as our agent for service of process in the United States.
Sale of US$25,000,000 Senior Convertible Notes
     On August 17, 2007, we entered into a Securities Purchase Agreement (the “August ‘07 Agreement”) with two accredited investors pursuant to which we agreed to issue and the investors agreed to purchase an aggregate amount of US$25,000,000 of our 5.5% senior convertible notes, as well as 490,677 common stock purchase warrants. In addition, our placement agent received 245,339 common stock purchase warrants with identical terms to those issued to the investors.

     On September 2, 2008, pursuant to the redemption notice of the two institutional investors dated August 17, 2008, we repurchased the US$25,000,000 senior convertible notes from both of them.
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
Recent Development — Acquisition of China Luxuriance Jade Company, Ltd. and commencement of diversification into the resources industry
     On April 6, 2009, we completed the acquisition of the 100% equity interest in China Luxuriance Jade Company, Ltd. (“China Luxuriance”) (the “Acquisition”) and now have diversified into the resource industry. China Luxuriance, through its wholly owned Chinese subsidiaries, owns the right to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in China. Haozhou Mining owns the exploration license of a mine covering 53.9 square kilometers (the “Mine”) in the Inner Mongolia Autonomous Region in the People’s Republic of China. Through exploration of 32.34 square kilometers, it was concluded that there is a reserve of 30,985 tons of molybdenum metal and an abundance of other types of multi-metal mine reserves, which was supported by the Technical Report issued by Behre Dolbear Asia, Inc. The remaining 21.56 square meters are also expected to be explored and Haozhou believes that there are likely additional reserves of copper-molybdenum and other types of multi-metal mine therein.
     The mine is located in Chifeng, which is a strategically important base for China’s mineral resources; the molybdenum grade is 0.40% for proved reserve, which is very high compared with the global average; transportation, supply of water and electricity are economically accessible; Chifeng Haozhou is managed by a team of mining experts with proven experience who are capable of operating a mining business; it has all necessary permits, approval from the PRC government authorities to explore and extract the mines, as well as environment protection permits and safety permits; the infrastructure and the initial production facility (the “Initial Project”) are believed to be sufficient to support the capacity of processing 435,000 tons of ores and producing 2,817 tons of molybdenum concentrate product annually (equivalent to 1,378 tons of molybdenum metal). The Initial Project is expected to be put into operation in late 2009. It is planned that, as of 2011, the production capacity will eventually increase to a level to process 540,000 tons of ores and produce 3,526 tons of molybdenum concentrate on an annual basis.
     Pursuant to the current unit price of molybdenum metal and the detected molybdenum reserve, the gross value of the Mine amounts approximately to US$850 million. We expect that the factual gross value of the Mine will be much higher as the price trend of molybdenum metal is on the rise and more molybdenum reserve is expected to be detected in the future.
     The total consideration which the Company paid for the Acquisition was US$110,000,000. We paid US$30 million in cash and issued 40,000,000 restricted shares of our common stock valued at US$2.00 per share to Mr. Rui Lin WU, the former sole shareholder of China Luxuriance and our Chairman.
     For more than ten years, Qiao Xing and its subsidiaries have achieved great success in the telecommunication terminal industry. Our major subsidiary, Qiao Xing Mobile Communication Co., Ltd., by successfully implementing its Differentiation Strategy and Higher-end Product Strategy against the increasingly intensive competition, has become one of the top domestic mobile phone players in terms of profitability and competitiveness. However, due to the significant shrinkage in the indoor phone business industry and the intense pricing competition war in the mobile phone market, another subsidiary of ours, Huizhou Qiao Xing Communication Industry Co., Ltd., a company specializing in the indoor phone and lower-end mobile phone business, is now facing a threat of loss. In order to maintain our long term growth momentum and sustained profitability, roughly three years ago, our management team started to explore the opportunities and arenas for our diversification strategy. Upon completion of our due diligence and market research, we selected this copper-molybdenum poly-metallic mining company as our first diversification target.
     As a rare metal and a non-renewable resource of great strategic importance, molybdenum is widely used in many areas, including the iron and steel melting industries. In the recently-announced RMB 4 trillion stimulus package launched by the Chinese Government, nearly RMB 1.8 trillion will be spent in the construction of railway, highway, airport and power grid, which is expected to have a very positive effect on the cement, iron and steel industries. We expect that the good opportunities for the iron and steel melting industries will further stimulate the demands for molybdenum concentrate products.
     We believe that this diversification will be one of the major strategic measures to ensure our continued future sustainable development.
Recent Development — Purchase of US$30,000,000 of Convertible Notes of QX Mobile
     We entered into a Sales and Purchase Agreement dated March 31, 2009 with DKR SoundShore Oasis Holding Fund, Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. for our purchase of US$30,000,000 aggregate principal amount of convertible notes of QX Mobile from them for an aggregate purchase price of US$24,000,000. Pursuant to the Sale and Purchase Agreement, we paid the US$24,000,000 in three installments.
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
     As of the date hereof, our two major operating subsidiaries include CECT and HZQXCI. Through our HZQXCI subsidiary, we conduct the business of the research and development and distribution of mobile phones and the design and distribution of fixed line telephones, wireless telephones and fax machines. CECT manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies.

     For the fiscal year ended December 31, 2008, we classified our products into two core business segments, namely mobile phones and indoor phones. In view of the fact that we operate principally in Mainland China, no geographical segment information is presented. Sales in the PRC market accounted for approximately 97% and 94% of our total revenues for the fiscal years ended December 31, 2007 and 2008, respectively.

	2006	2007	2008
Net sales:	Rmb’000	Rmb’000	Rmb’000

Mobile phones	2,985,432	3,636,431	2,342,754
Indoor phones	235,780	237,676	252,194

	3,221,212	3,874,107	2,594,948

QX Mobile and Its Subsidiary CECT’s Business Overview
     QX Mobile is a domestic manufacturer of mobile handsets in China. It manufactures and sells mobile handsets based primarily on the GSM global cellular technologies. QX Mobile is currently in the process of developing 3G mobile phones based on the WCDMA and TD-SCDMA technologies and it expects to launch its first 3G handset to the Chinese market in the third quarter of 2009. QX Mobile operates its business primarily through CECT, its 96.6% owned subsidiary in China. QX Mobile’s products have historically been sold primarily under the “CECT” brand name, and beginning in May 2008, under the new “VEVA” brand.
     QX Mobile develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. QX Mobile sold approximately 3.82 million and 2.71 million handset products in 2007 and 2008, respectively. The average selling price of QX Mobile’s handsets was RMB816 in 2007 and RMB788 ($116) in 2008.
     QX Mobile’s in-house handset development teams are based in two research and development centers in Beijing and Huizhou. QX Mobile’s Beijing research center focuses on developing higher-end and differentiated products, while its Huizhou research center concentrates on developing handsets targeted at the mid-range and economy markets based on existing technologies. Its in-house research and development teams developed a number of handset designs and certain technologies used in producing its handsets, such as mobile phone application software, user-friendly product interfaces and printed circuit board designs, including baseband designs and radio frequency circuit designs that contribute to its ability to produce differentiated handsets. QX Mobile also sources certain software and hardware designs used in producing its handsets from third-party designers to complement its in-house development capabilities.
     QX Mobile currently has one main handset manufacturing facility in Huizhou City, Guangdong Province, China. This facility is equipped with three SMT lines and seven assembly and testing lines. It historically outsourced and continues to outsource the manufacturing of a substantial portion of QX Mobile’s products to EMS providers. QX Mobile produced approximately 0.56 million units in its Huizhou facility in 2007 and 0.71 million units in 2008. It sourced approximately 3.33 million units in 2007 and 2.04 million units in 2008 through EMS providers.
     Substantially all of its products are sold in China. QX Mobile sells its products primarily to its national distributors, provincial distributors, TV direct sales distributors and internet distributors, which resell its products to end customers either directly or through their own distribution networks, which are typically composed of local distributors and retail outlets. As of July 12, 2009, QX Mobile’s distribution network included five national distributors, 73 provincial distributors, 29 TV direct sales distributors and one internet distributor. These distributors sell its products to approximately 300 local distributors, over 3,600 retail outlets and directly to end users in China. In addition, certain of its distributors and other third parties provide repairs and other after-sales services to its end customers through over 200 after-sales service centers located throughout China. In November 2008, QX Mobile also began the online retailing of its VEVA branded handsets directly to end customers at its website, www.vevago.com. Since the beginning of 2009, it has also started to build and operate its own specialty retail stores to market and sell its

VEVA branded handsets directly to end customers. As of July 12, 2009, QX Mobile operates six VEVA retail stores in Beijing, China.
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
     During 2002, we developed the wuxiangtong telephone. It is a cordless and wireless phone that employs the GSM core technology with the look, functions and dimensions of an ordinary press-key phone. With its wireless connection to the GSM network, the service fee for using the wuxiangtong telephone is the same as using a fixed line telephone, since only the caller and not the receiving party pays for the call. Such phones are most suitable for those corporate, government and residential users in the remote parts of rural areas where communication via fixed optical fiber lines would be very costly. It can also be used as mobile public phones, for outdoor users and land commuters.
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
     During 2007, HZQXCI developed and launched a number of higher-end wired or wireless phones and internet-related products, including:
(i)	Little Smart phones with removable cards

(ii)	ADSL2. Compared to the first generation of ADSL, The ADSL2 upstream channel rate and downstream channel rate are much faster

(iii)	Home Gateway (residential gateway). The Home Gateway is a device that acts as a hub between the home environment and the broadband network. Under the control of the service provider, it simplifies the user experience when utilizing broadband services.

(iv)	EasyPay Terminal is a type of payment terminal with common phone functions. Wherever you are, at home, office or variety marketplace, it can act like a DTMF/FSK caller ID phone, as well as an advanced electronic payment tool, applied to pay your bills, query your account, transfer funds between credit or debit cards, etc.

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
     As of December 31, 2008, HZQXCI developed and sold more than 464 corded models and 46 cordless models, 12 models of fax machines, 66 models of wireless fixed phones, 16 models of ADSL, six models of Little Smart phones and five models of VOIP phones. The mobile phone division of HZQXCI has introduced 92 models of COSUN-branded GSM mobile phones which range from lower-end to middle-end and high-end.
     Since the second half of 2004, HZQXCI launched the COSUN-branded GSM mobile handset and has continued its transformation from a sub-contractor of CECT to a designer and distributor of its own brand of mobile handsets. In June 2006, HZQXCI received a license from the National Development and Reform Commission (NDRC) to manufacture GSM mobile phones.
     In the first five months of 2009, HZQXCI has launched five models of COSUN-branded mobile phones.
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
     HZQXCI has not received any material claims for defective products from customers for the three years ended December 31, 2008.
Sales and Marketing
HZQXCI’s Indoor Telephone Division
     HZQXCI has established long-term strategic partnership relationships with three major telecommunications operators in China, including China Telecom, China Mobile and China Unicom. By participating in public bids invited by these operators at provincial and municipal levels, HZQXCI directly supplies them (direct sale) with conventional indoor phones and high-end products of a value-added nature such as wireless fixed phones, CDMA Cityphones, CDMA inter-village phones, Little Smarts, ADSL, Residential Gateways, and Easy Pay Terminals. HZQXCI has become a major supplier to these operators to provide them with numerous categories of value added service products across China. HZQXCI has now established relationships with 21 provincial and 203 municipal branches of the three larger operators. Its direct sales have now become the major domestic distribution channel.
     HZQXCI currently has eleven provincial agents who serve its local distributors in different provinces in the PRC. These agents distribute HZQXCI’s telecommunication products to a network of over 1,700 retail outlets. The purchase orders for telephones from these retail outlets are collected by the eleven provincial agents, who would then place consolidated purchase orders with HZQXCI on their own accounts. The provincial agents are each responsible for the credit risk and settlement of their own customers. HZQXCI gives a settlement period that differs case by case with the operators.
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
     Since 2003, HZQXCI shifted its focus to selling short message phones, wireless fixed phones, CDMA Cityphones, PHS Little Smart Phones, ADSL and Easy Pay Terminals, which generate much higher margins than ordinary telephones. In addition to the established distribution network, HZQXCI sells its products to China Telecom, China Netcom and mobile network operators or their subcontractors to promote its new products jointly. Backed up by all levels of government, these operators have dominant influence over consumers, which is very favorable for HZQXCI to introduce new products into the market and capture market share swiftly.
     HZQXCI spent approximately Rmb 902,000 and Rmb 997,230 (US$146,168) in 2007 and 2008, respectively, for advertising in its Indoor Telephone Division.
HZQXCI’s Mobile Phone Division
     For sales of its COSUN-branded mobile phone handsets, HZQXCI now has 400 agents at the national level, provincial level and municipal level in 31 provinces in China and 94 after-sales service centers.
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
     HZQXCI believes that after-sales service, quality and competitive pricing are the three most important competitive factors. In that regard, HZQXCI has an after-sales repair workshop at its headquarters with more than 86 workers in order to guarantee timely and complete after-sales service. In the past, its after-sales service was conducted primarily by some of its distributors. Currently, HZQXCI has also selected many third parties rather than its distributors to serve as its after-sales centers to specialize in offering repair services.
     HZQXCI conducts at least two agents fairs each year to promote its products on a larger scale, both of which occur one month prior to the two Golden Week holidays.
     HZQXCI spent approximately Rmb 13,969,000 and Rmb 4,870,282 (US$713,856) in 2007 and 2008, respectively, for advertising in its Mobile Phone Division.
Materials and Components
     HZQXCI holds annual suppliers’ meetings at which more than 100 mobile phone components suppliers bid for supplying materials and components for its GSM phones. HZQXCI’s management believes this is a good way to select better suppliers which contributes to the reduction of its manufacturing cost in the future.
     HZQXCI also seeks out local suppliers who can supply chipset bundled with software platforms needed for further research and development, as well as application software at more competitive prices than foreign suppliers.
Research and Development
     We have 17 years of experience in research and development of telecommunications terminal products.
     As the founder of the Guangdong Communication Engineering and Technology Center, HZQXCI has access to proven capabilities and can develop and design all types of telephones, video and audio products that meet international advanced standards. Its research and development division also performs work for third party clients.
     HZQXCI’s research and development (“R&D”) and engineering, technical and design functions are performed in the PRC through its own R&D, engineering, technical and design divisions and through appointed external technology development experts. As of December 31, 2008, HZQXCI employed 49 staff in its R&D division, who work closely with its sales and marketing executives to gauge the market demand in developing new products and new models of existing products.
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
     The R&D, engineering, technical and design divisions are currently monitoring more than 60 particular models of corded telephones, 35 particular models of cordless telephones, 25 models of GSM cellular telephones, 10 models of wireless fixed phones (wuxiangtong), six models of PHS Little Smart phones, five ADSL products, two models of its specialized cash registers, three models of Cityphone and two models of Easy Pay Terminals.
     We spent Rmb 14.8 million (US$2.17 million), Rmb 15.9 million and Rmb 14.5 million in 2008, 2007 and 2006, respectively, on research and development activities in HZQXCI.
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

C. ORGANIZATIONAL STRUCTURE AS OF JULY 15, 2009:

D. PROPERTY, PLANT AND EQUIPMENT.
     Our principal executive offices are located at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, PRC. Our main manufacturing facility is located on a leased property of approximately 3,700 square meters in Huizhou. We believe that our existing facilities are adequate and suitable to meet our present and foreseeable needs.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi (“Rmb”). Translation of amounts for 2008 from Rmb into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb6.8225 on December 31, 2008.
A. OPERATING RESULTS.
Fiscal 2008 compared to Fiscal 2007
          Our net earnings decreased by Rmb1,040.7 million from a net income of Rmb903.9 million in 2007 to a net loss of Rmb136.8 million (US$20.0 million) in 2008. This was mainly due to:

-	Decrease of gross profit by Rmb99.2 million (US$14.5 million) mainly due to the decreased net sales;
-	Increase of provision for doubtful accounts by Rmb229.8 million (US$33.7 million);
-	Increase of interest expense by Rmb93.6 million (US$13.7 million);
-	Decrease of gain from disposal of interests in subsidiaries by Rmb480.3 million (US$70.4 million);
-	Decrease of gain on issue/repurchase of stocks by subsidiary by Rmb379.6 million (US$55.6 million)
          The details are as follows:
               (i) Net sales
          Analysis of our sales revenue by business segment for fiscal year 2008 and 2007 is as follows:

	Year ended December 31
	2008		2007
	Rmb’000%		Rmb’000%
Mobile telephones	2,342,754	90	3,636,431	94
Indoor telephones	252,194	10	237,676	6

Total	2,594,948	100	3,874,107	100

          Net sales revenue decreased by Rmb1,279.2 million from Rmb3,874.1 million for fiscal year 2007 to Rmb2,594.9 million (US$380.3 million) for fiscal year 2008, representing a decrease of 33.0%. The decrease was primarily due to a decline in our handsets and accessories revenue.
          In 2007, the revenue from the mobile phone business segment was Rmb3,636.4 million, while it amounted to Rmb2,342.8 million (US$343.4 million) in 2008, representing a decrease of Rmb1,293.6 million. The decrease was mainly attributable to the decrease in revenue from the sale of CECT-branded handsets and COSUN-branded lower-end handsets.
          Revenue from the sale of CECT-branded handsets and accessories decreased by 31.3% from Rmb3,113.8 million in 2007 to Rmb2,140.3 million (US$313.7 million) in 2008, primarily due to lower handset shipment and a decrease in the average selling price of products sold in 2008. Our handset shipments decreased by 28.9% from 3,816,000 units in 2007 to 2,714,000 units in 2008. Our handset shipment in 2008 was negatively impacted by the earthquake that took place in the Sichuan province of China in May 2008 (“the May earthquake”) and the economic downturn in China. In addition, handset shipment of CECT-branded handsets in 2008 also decreased due to our strategic shift to the niche market of higher-margin VEVA branded handsets. The average selling price of CECT-branded handsets decreased from Rmb816 per unit in 2007 to Rmb788 (US$116) per unit in 2008, primarily due to the sale of a high volume of ultra-low cost phones, such as the C3100, in the first half of 2008, as well as promotional sales across our CECT-branded products to deal with the economic slowdown in China in the fourth quarter of 2008.
          Net sales of the COSUN-branded mobile phone handsets for 2008 were Rmb195.3 million (US$28.6 million), representing a decrease of 61.7%. The decrease was primarily attributed to the significant decline in sales volume which was due to the May earthquake and the economic downturn in China. The target customers of COSUN-branded mobile phone are low-revenue groups. These customers were greatly influenced by the financial crisis which occurred in 2008. Many of these target customers lost their jobs due to the shutdown of plants during the financial crisis. Therefore, the sales of COSUN-branded mobile phones decreased dramatically.
          In addition, we believe that our sales continue to be adversely affected by illegally produced and distributed merchandise (commonly referred to as “copy-cat” or “knock-off” merchandise). Such illegal merchandise is believed to be sold at extremely low prices, and therefore such activities have the effect of diminishing our sales.
          Net sales of indoor telephones for 2008 were Rmb252.2 million (US$37.0 million), representing an increase of 6.1% from 2007. The increase was primarily attributable to the big volume orders received from an overseas telecommunication operator under the agreement signed in 2007. Domestic sales of indoor phones also suffered a significant decline in 2008 due to the economic downturn.
          (ii) Cost of Goods Sold
          Analysis of our cost of goods sold by business segment for fiscal years 2008 and 2007 is as follows:

	Year ended December 31
	2008		2007
	Rmb’000%		Rmb’000%
Mobile telephones	1,496,080	87	2,692,678	93
Indoor telephones	222,944	13	206,286	7

Total	1,719,024	100	2,898,964	100

          Cost of goods sold decreased by Rmb1,180.0 million from Rmb2,899.0 million for fiscal year 2007 to Rmb1,719.0 million (US$252.0 million) for fiscal year 2008, representing a decrease of 40.7%.
          In 2008, the cost of goods sold for the mobile phones business segment was Rmb1,496.1 million (US$219.3 million), while it amounted to Rmb2,692.7 million in 2007, representing a decrease of Rmb1,196.6 million.
          Our cost of goods sold relating to our CECT-branded mobile phone business decreased by 42.9% from Rmb2,255.8 million in 2007 to Rmb1, 287.1 million (US$188.6 million) in 2008, primarily driven by the decreased sales volume of our handset products, which resulted in, among others things, a Rmb885.4 million decrease in raw materials and components cost. Our product design fees paid to third parties also decreased by 75.7% from Rmb74.4 million in 2007 to Rmb18.1 million (US$2.7 million) in 2008, as a greater proportion of product development was done in-house in 2008. The cost of goods sold as a percentage of revenue decreased from 71.8% in 2007 to 59.8% in 2008, primarily reflecting our strategic shift to the niche market of higher-margin products and the introduction of VEVA-branded handsets since 2008.
          Cost of goods sold for COSUN-branded mobile phones was Rmb215.7 million in 2008 (US$31.6 million), a decrease of Rmb235.3 million from Rmb451.0 million in 2007. The decrease was primarily attributable to the significant decrease in sales volume.
          Cost of goods sold for indoor phones was Rmb223.0 million (US$32.7 million), an increase of Rmb15.0 million from Rmb208.0 million in 2007.
               (iii) Gross Profit
          Analysis of our gross profit by business segment for fiscal years 2008 and 2007 is as follows:

	Year ended December 31
	2008		2007
	Rmb’000%		Rmb’000%
Mobile telephones	846,674	97	943,753	97
Indoor telephones	29,250	3	31,390	3

Total	875,924	100	975,143	100

          Gross profit for fiscal year 2008 was Rmb875.9 million (US$128.4 million), representing a decrease of Rmb99.2 million from Rmb975.1 million in fiscal year 2007.
          In 2007, the gross profit from the mobile phone business segment was Rmb943.8 million, while it amounted to Rmb846.7 million (US$124.1 million) in 2008, representing a decrease of Rmb97.1 million. The decrease was mainly attributable to the decrease of gross profit generated from our COSUN-branded mobile phone business.
          Our gross profit from our CECT-branded mobile phone business decreased by 2.1% from Rmb885.3 million in 2007 to Rmb866.8 million (US$127.0 million) in 2008, primarily due to decreased revenue from our mobile handset products. Our gross margin increased from 28.2% in 2007 to 40.2% in 2008, primarily due to contributions of the VEVA handset models and a higher percentage of revenue derived from TV direct sales. Under the TV direct sales arrangement, we were able to sell our handset to infomercial companies at a higher price, but in return, we had to bear the additional airtime and logistic costs.
          Gross profit/loss from our COSUN-branded mobile phone business decreased by Rmb80.3 million, from a gross profit of Rmb60.0 million in 2007 to a gross loss of Rmb20.3 million in 2008 (US$3.0 million). In order to compete with the copy-cat or knock-off mobile phone producers and strive to maintain our market share, we were compelled to sell the COSUN-branded mobile handsets at prices below cost.
          Gross profit from the indoor telephone business segment decreased by Rmb2.2 million from Rmb31.4 million in 2007 to Rmb29.2 million (US$4.3 million) in 2008. The decrease was primarily attributable to the decrease in gross margin from 13.2% in 2007 to 11.6% in 2008, as a result of the decreased gross margin from the indoor phones export business due to the global financial crisis and the appreciation of Rmb.
               (iv) Selling expenses
          Selling expenses increased by Rmb97.2 million from Rmb59.8 million for fiscal year 2007 to Rmb157.0 million (US$23.0 million) for fiscal year 2008. The increase was mainly due to an increase of Rmb110.3 million relating to the CECT-branded mobile phones. The selling and distribution expenses relating to the COSUN-branded mobile phones decreased by Rmb13.1 million (US$1.9 million).
     Our selling and distribution expenses relating to the CECT-branded mobile phones increased by 303.9% from Rmb36.3 million in 2007 to Rmb146.6 million (US$21.5 million) in 2008, primarily due to the higher airtime costs incurred on increased TV direct sales and more advertisement on VEVA brand in 2008. We plan to increase the level of our marketing and promotional activities and recruit additional sales and marketing personnel to expand our business in the near term. We do not expect the increase in our sales and marketing efforts to have a material adverse effect on our results of operations.
     The decrease in selling and distribution expenses by 55.6% for the COSUN-branded mobile phones related mainly to the recession in the economy. With the financial crisis, the revenue of the target customers of COSUN-branded mobile phones, the low-revenue customers, decreased dramatically. The sales of COSUN-branded mobile phones decreased accordingly, and the selling and distribution expenses on this section declined.
          (v) General and administrative expenses including stock-based compensation
     Our general and administrative expenses primarily consisted of share-based compensation, salaries, benefits and other expenses for our administrative personnel, expenses relating to legal, accounting and other professional services, travel and entertainment, depreciation and amortization charges and bad debt provisions. General and administrative expenses increased by Rmb207.7 million from Rmb131.1 million in fiscal year 2007 to Rmb338.8 million (US$49.7 million) in fiscal year 2008, representing an increase of 158.4%.
     The increase of general and administrative expenses primarily related to COSUN-branded mobile phones and the indoor phone business. With the recession in the economy, the financial position of the low-revenue customers deteriorated and the collection of accounts receivable from these customers became difficult. In fiscal year 2008, the Company recognized Rmb232.8 million (US$34.1 million) provisions for doubtful debts on accounts receivable, compared with Rmb3.0 million in fiscal year 2007. Among this, the provisions for doubtful debts related to COSUN-branded mobile phones and indoor phone section amounted to Rmb232.2 million (US$34.0 million) in 2008. These provisions for doubtful debts were included in general and administrative expenses.
     Regarding the CECT-branded mobile phone business, general and administrative expenses in 2008 were Rmb44.2 million (US$6.5 million), compared to Rmb69.0 million in 2007. The decrease was primarily due to lower share-based compensation expenses recognized in 2008, which decreased from Rmb36.3 million in 2007 to Rmb12.2 million (US$1.8 million) in 2008. As a result of the initial public offering of Qiao Xing Mobile Communication Co., Ltd in May 2007, the Company incurred a higher level of expenses relating to legal, accounting, financial compliance and other professional services. These services charges decreased in 2008.
          (vi) Research and development
     Research and development expenses increased by Rmb9.5 million from Rmb34.5 million for fiscal year 2007 to Rmb44.0 million (US$ 6.4 million) for fiscal year 2008. The increase consisted mainly of the increase of Rmb10.6 million relating to the CECT-branded mobile phone handset business and a decrease of Rmb1.1 million relating to the COSUN-branded mobile phone handset business.
     Research and development expenses primarily consist of share-based compensation, salaries, benefits and other staff-related expenses for our research and development personnel, office expenses and related cost of materials and product testing expenses. We expect our research and development expenses to increase in the future as we intend to recruit more research and development engineers and acquire new technologies and testing equipment in CECT-branded mobile phone section to strengthen our in-house design and development capabilities, particularly our capability to develop higher-end and differentiated products.

          (vii) Amortization of intangible assets
          Amortization of other intangible assets was Rmb32.3 million in 2007 and Rmb11.7 million (US$1.7million) in 2008. The higher amortization of other intangible assets in 2007 arose as a result of the Company’s acquisition of the remaining 20% interest in QXMC on November 30, 2006. Amortization expense decreased in 2008 because certain acquired intangible assets had been fully amortized during 2007 and early 2008.
          (viii) Impairment of acquired intangible assets
          For the year ended December 31, 2008, as a result of the projected decrease in future cash flows, the Company determined that the estimated fair value of the “CECT” brand was less than its carrying amount, and an impairment loss was recognized at the amount of Rmb26.2 million (US$3.8 million). The impairment tests conducted by the Company on the “CECT” brand for the year ended December 31, 2007 did not result in any impairment charge.
          (ix) Interest income
          Interest income increased by Rmb28.9 million from Rmb42.1 million in 2007 to Rmb71.0 million (US$10.4 million) in 2008. The increase was mainly attributable to:
          Interest income in 2008 of Rmb36.5 million (US$5.3 million) came from loans to a third party at an interest rate of 5% per annum, compared with Rmb17.7 million in 2007, as the loan period of these loans in 2008 is longer than that in 2007. In addition, the Company also accrued Rmb2.9 million in 2008 (US$0.4 million) at an interest rate of 7% per annum from a note receivable on the disposal of certain parcels of land. Interest income of Rmb31.6 million in 2008 (US$4.6 million) came from bank deposits.
          (x) Exchange difference
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
               We recognized a foreign currency exchange loss of Rmb5.4 million (US$0.8 million) in 2008 and a foreign currency exchange gain of Rmb28.3 million in 2007, primarily resulting from the translation of foreign currency denominated assets and liabilities.
          (xi) Interest expenses
          Interest expenses increased by Rmb93.6 million from Rmb248.0 million in 2007 to Rmb341.6 million (US$50.1 million) in 2008. The increase related mainly to the convertible bonds and interest expense for bank loans.
          In Qiao Xing Universal Telephone, Inc., we recorded interest expenses of Rmb193.0 million relating to two convertible bonds issued in 2006, and one convertible bond issued in 2007.
     Coupon interest for the three convertible bonds amounted to Rmb15.4 million in 2007.
     The discount associated with the three convertible notes arising from the Investors Warrants and the embedded derivatives on initial recognition and from the beneficial conversion amount on a conversion price reset, which totaled Rmb300.9 million, was accreted to interest expense over the expected terms of the Notes using the effective interest method. The related interest expenses amounted to Rmb140.3 million and were recognized in 2007.
     The deferred debt issuance costs associated with the three convertible notes, which totaled Rmb90.4 million on initial recognition, were amortized to expense over the expected term of the Notes using the effective interest method. The related interest expenses amounted to Rmb37.3 million and were recognized in 2007.
     In Qiao Xing Universal Telephone, Inc. for the year 2008, we recorded interest expenses of Rmb145.8 million (US$21.4 million) relating to two convertible bonds issued in 2006 and 2007. Coupon interest for these two convertible bonds amounted to Rmb14.2 million (US$2.1 million) in 2008.
     In addition, one major subsidiary of the Company, Qiao Xing Mobile Communication Co., Ltd. (“QXMC”) issued US$70,000,000 senior convertible notes on May 15, 2008 and recorded interest expense of Rmb92.9 million (US$13.6 million) in 2008. Coupon interest for these QXMC convertible notes amounted to Rmb11.6 million (US$1.7 million).
     The discounts associated with the three convertible notes arising from the Investors Warrants and the embedded derivatives on initial recognition and from the beneficial conversion amount on a conversion price reset were accreted to interest expense at the amount of Rmb188.2 million (US$27.6 million) in 2008.
     The deferred debt issuance costs associated with the three convertible notes were amortized to interest expense at the amount of Rmb24.7 million (US$3.6 million) in 2008.
     In 2008, interest expense related to bank loans and other bank borrowings amounted to Rmb102.5 million (US$15.0 million), compared to Rmb54.6 million in 2007.
          (xii) Gain/Loss on re-measurement of embedded derivatives
     We recognized a loss on re-measurement of embedded derivatives relating to the convertible bonds of Rmb129.1 million in 2007 and a gain of Rmb160.0 million (US$23.4 million) in 2008, the fair value of the embedded derivative being most sensitive to the market price on the re-measurement date of the shares of the Company into which the bonds are convertible. The fair values of these embedded derivatives relating to the convertible bonds were appraised by a third party valuator.
          (xiii) Loss on extinguishment of convertible debts
     On May 3, 2007, the purchasers of US$40,000,000 senior convertible notes issued by the Company exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of QXMC that were owned by the Company (the “Exchange”). The fair value of the shares of QXMC given up by the Company in the Exchange was estimated to be approximately Rmb721.2 million. The Exchange resulted in a loss on the extinguishment of the US$40,000,000 senior convertible notes of Rmb142.1 million during the year ended December 31, 2007.

          On August 19, 2008, the holders of the QXMC US$70,000,000 senior convertible notes exercised the option to convert US$8.3 million of the principal amount of the notes and accrued interest thereon of US$0.5 million into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a loss of RMB10.6 million (US$1.6 million) during the year ended December 31, 2008.
          (xiv) Gain on disposal of interests in subsidiaries
          On May 3, 2007, the purchasers of US$40,000,000 senior convertible notes issued by the Company exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of QXMC that were owned by the Company. The fair value of the shares of QXMC given up by the Company in the Exchange was estimated to be approximately Rmb721.2 million.
          The gain on the disposal of the 7,800,000 shares equity interest in QXMC of Rmb482.6 million was recognized for the year ended December 31, 2007.
     For the year ended December 31, 2008, the Company only recorded a gain on disposal of interests in subsidiaries at amount of Rmb2.3 million (US$0.3 million), relating to the disposal of subsidiaries by QXMC during the year ended December 31, 2008.
          (xv) Gain on issue/repurchase of stocks by subsidiary
          As a consequence of the QXMC IPO on May 8, 2007, the Company recorded a gain of Rmb384.0 million in 2007.
     On January 7, 2008, QXMC issued 565,000 new ordinary shares at US$7.50 per share upon the exercise of share options granted to its director and certain employees. On May 15, 2008, QXMC repurchased 6,966,666 of its issued ordinary shares at US$6.94 per share from two existing shareholders of QXMC through the issuance of the QXMC US$70,000,000 senior convertible notes. All ordinary shares repurchased were subsequently cancelled.
     On August 19, 2008, the holders of the QXMC US$70,000,000 senior convertible notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share. The stock price of QXMC’s ordinary shares was US$5.31 at the date of exercise of the option to convert.
     In 2008, the Company recorded a total gain of Rmb4.4 million (US$0.6 million) on these issuances and repurchase of stocks transactions by QXMC. As a consequence of these transactions, the Company’s equity interest in QXMC was changed from 61.3% as of December 31, 2007 to 67.6% as of December 31, 2008.
          (xvi) Income tax expense
          Income tax expense increased by Rmb40.1 million from Rmb124.1 million in 2007 to Rmb164.2 million (US$24.1 million) in 2008. The increase consisted mainly of the increase of Rmb42.3 million relating to the CECT-branded mobile phone handset business carried out by our subsidiary CEC Telecom Co., Ltd.

          Income tax expense in CEC Telecom Co., Ltd. increased by Rmb48.7 million from Rmb113.4 million in 2007 to Rmb162.1 million (US$23.8 million) in 2008, primarily due to the increase of income tax rate from 15% to 25% in the PRC.
               Qiao Xing Communication Holdings, Ltd. recorded a loss before taxation in 2008. However, in connection with the valuation allowance provided on deferred tax assets and the accrued income taxes for the profitable subsidiaries, it recognized an income tax expense at amount of Rmb8.5 million (US$1.2 million) in 2008. Compared to Rmb10.7 million in 2007, income tax expense in Qiao Xing Communication Holdings, Ltd. decreased by Rmb2.2 million (US$0.3 million).
          (xvii) Minority interests
          Minority interest charges decreased by Rmb24.2 million from Rmb168.6 million for 2007 to Rmb144.4 million (US$21.2 million) for 2008. The change related primarily to the minority shareholder’s share of the consolidated results of QXMC. This mainly related to the decrease of income before minority interest and the changes of the shareholding percentage. The Company owned 61.3% of QXMC for the last eight months of 2007, while this figure changed to 60.8% in January 2008, then changed to 69.9% in May 2008, and 67.6% since August 2008.
          (xviii) Net results
          As a result of the foregoing, our net earnings decreased by Rmb1,040.7 million from a net income of Rmb903.9 million in 2007 to a net loss of Rmb136.8 million (US$20.0 million) in 2008. Our basic earnings per share after extraordinary gain was Rmb24.95 in 2007, while our basic loss per share after extraordinary gain was Rmb4.42 (US$0.65) in 2008.

Fiscal 2007 compared to Fiscal 2006
               (i) Net sales
     Analysis of our sales revenue by business segment for fiscal year 2007 and 2006 is as follows:

	Year ended December 31
	2007		2006
	Rmb’000%		Rmb’000%
Mobile telephones	3,636,431	94	2,985,432	93
Indoor telephones	237,676	6	235,780	7

Total	3,874,107	100	3,221,212	100

     Net sales revenue increased by Rmb652.9 million from Rmb3,221.2 million for fiscal year 2006 to Rmb3,874.1 million for fiscal year 2007, representing an increase of 20.3%.
     In 2006, the revenue from the mobile phone business segment was Rmb2,985.4 million, while it amounted to Rmb3,636.4 million in 2007, representing an increase of Rmb651.0 million. The increase was mainly attributable to the increase in revenue from the sale of CECT-branded handsets and accessories.
     Revenue from the sale of CECT-branded handsets and accessories increased by 24.9% from Rmb2,494.0 million in 2006 to Rmb3,113.8 million in 2007, primarily due to increases in unit sales volume, which was offset to a certain extent by a decrease in the average selling price of our handsets. Sales volume of CECT-branded handsets increased by 68.7% from approximately 2,262,000 units in 2006 to approximately 3,816,000 units in 2007. The increase in the unit sales volume was primarily driven by the increase in the unit sales volume of the CECT-branded C1000 model handsets from 9,400 units in 2006 to 1,045,000 units in 2007, and the commercial launch of new models, such as C1000+, C2000, T100 and W100, which generated aggregate sales volume of approximately 2,026,000 units in 2007. The unit sales volume increase was also due to our increased sales and marketing efforts, including increased marketing expenses, increased use of TV direct sales programs and expansion of our sales and distribution network to include internet direct sales in 2007. Sales to our TV and internet direct sales distributors reached 1,090,000 units in 2007. The average selling price of the CECT-branded handsets decreased from Rmb1,094 per unit in 2006 to Rmb816 per unit in 2007, primarily reflecting the increased percentage of total sales of lower-cost but higher-margin differentiated products such as the C1000 series ultra-long standby handsets.
     Net sales of the COSUN-branded mobile phone handsets for 2007 were Rmb509.6 million, representing an increase of Rmb18.6 million. The increase can to a certain extent be attributed to the popularity of the low-end models 2188 and 2189, which boast a battery with long-standby capabilities.
     Net sales of indoor telephones for 2007 were Rmb237.7 million, representing an increase of Rmb1.9 million, or 0.8% from 2006.
     (ii) Cost of Goods Sold
     Analysis of our cost of goods sold by business segment for fiscal years 2007 and 2006 is as follows:

	Year ended December 31
	2007		2006
	Rmb’000%		Rmb’000%
Mobile telephones	2,692,678	93	2,457,129	93
Indoor telephones	206,286	7	194,263	7

Total	2,898,964	100	2,651,392	100

          Cost of goods sold increased by Rmb247.6 million from Rmb2,651.4 million for fiscal year 2006 to Rmb2,899.0 million for fiscal year 2007, representing an increase of 9.3%.
          In 2006, the cost of goods sold for the mobile phones business segment was Rmb2,457.1 million, while it amounted to Rmb2,692.7 million in 2007, representing an increase of Rmb235.5 million. The increase was mainly attributable to the increase in the cost of goods sold relating to our CECT-branded mobile phone business.
     Our cost of goods sold relating to our CECT-branded mobile phone business increased by 9.4% from Rmb2,062.6 million in 2006 to Rmb2,255.8 million in 2007, primarily driven by increased unit sales volume of our handset products, which resulted in, among others, a Rmb124.1 million increase in raw materials and components cost. Our product design fees paid to third parties also increased by 49.7% from Rmb49.7 million in 2006 to Rmb74.4 million in 2007, primarily due to increased unit shipments. Depreciation of property, machinery and equipment increased from Rmb3.9 million in 2006 to Rmb9.0 million in 2007 due mainly to the depreciation of a factory premise which we acquired towards the end of 2006. The cost of goods sold as a percentage of revenue decreased from 81.3% in 2006 to 71.8% in 2007, primarily reflecting the increased unit sales volume and percentage of total sales of lower-cost but higher-margin CECT-branded products such as the C1000 series ultra-long standby handsets.
               (iii) Gross Profit
     Analysis of our gross profit by business segment for fiscal years 2007 and 2006 is as follows:

		Year ended December 31
	2007		2006
	Rmb’000%		Rmb’000%
Mobile telephones	943,753	97	528,303	92
Indoor telephones	31,390	3	41,517	8

Total	975,143	100	569,820	100

     Gross profit for fiscal year 2007 was Rmb975.1 million, representing an increase of Rmb405.3 million from Rmb569.8 million in fiscal year 2006.
     In 2006, the gross profit from the mobile phone business segment was Rmb528.3 million, while it amounted to Rmb943.8 million in 2007, representing an increase of Rmb415.5 million. The increase was mainly attributable to the increase in gross profit from our CECT-branded mobile phone business.
     Our gross profit from our CECT-branded mobile phone business increased by 86.4% from Rmb475.0 million in 2006 to Rmb885.3 million in 2007, primarily due to increased sales volume of higher-margin handset products. Our gross margin relating to our CECT-branded mobile phone business increased from 18.7% in 2006 to 28.2% in 2007, primarily reflecting the launch of several successful higher-margin products in 2007, including the C1000 series ultra-long standby models, the T100 fingerprint recognition information security models and the W100 wrist watch handset. In addition, our increased use of TV direct sales programs and our use of internet direct sales in 2007 also contributed to the increase in our gross margin as we were able to charge a higher price for our CECT-branded products due to the increased advertisement exposures.
     Gross profit for the indoor telephone business segment decreased by Rmb10.2 million from Rmb41.6 million in fiscal year 2006 to Rmb31.4 million in fiscal year 2007. The decrease was primarily attributable to the decrease in gross margin from 17.6% for 2006 to 13.2% for 2007. This was due mainly to the clearance of the inventory of conventional indoor phone sets at low prices to expedite the shift in the composition of the product portfolio from conventional phones to higher-end value-added products.
          (iv) Selling expenses
     Selling expenses increased by Rmb31.4 million from Rmb28.4 million for fiscal year 2006 to Rmb59.8 million for fiscal year 2007. The increase consisted mainly of an increase of Rmb21.5 million relating to the CECT-branded mobile phones and an increase of Rmb10.7 million relating to the COSUN-branded mobile phones.
     Our selling and distribution expenses relating to the CECT-branded mobile phones increased by 145.3% from Rmb14.8 million in 2006 to Rmb36.3 million in 2007. The significant increase was driven primarily by an increase in advertising and promotional expenses by Rmb13.5 million from Rmb12.9 million in 2006 to Rmb26.4 million in 2007 and sales commissions of Rmb6.1 million paid to our TV infomercial direct sales distributors in 2007. The higher advertising and promotional expenses in 2007 mainly resulted from an increased use of TV direct sales programs to sell and market our products and higher expenditures on advertising and promotional activities. The commission of Rmb6.1 million paid in 2007 was to reward our TV infomercial partners for the sales that the TV infomercials helped to generate in our traditional sales channels. Share-based compensation expenses recognized in selling and distribution expenses relating to the CECT-branded mobile phones in 2007 amounted to Rmb0.5 million. No share-based compensation expenses relating to sales and marketing personnel relating to CECT-branded mobile phones were incurred in 2006.
     The increase in selling expenses for the COSUN-branded mobile phones related mainly to advertising.
          (v) General and administrative expenses including stock-based compensation
     General and administrative expenses including stock-based compensation increased by Rmb5.0 million from Rmb126.1 million in fiscal year 2006 to Rmb131.1 million in fiscal year 2007.
     General and administrative expenses other than stock-based compensation increased by Rmb27.4 million from Rmb67.4 million in fiscal year 2006 to Rmb94.8 million in fiscal year 2007. The increase consisted mainly of an increase of Rmb15.2 million relating to the CECT-branded mobile phone business, an increase of Rmb4.4 million relating to the COSUN-branded mobile phone business, and an increase of Rmb7.9 million relating to the corporate head office.
     Regarding the CECT-branded mobile phone business, auditing, legal, investor relation and other professional service expenses increased from Rmb1.9 million in 2006 to Rmb5.6 million in 2007, primarily due to increased expenditures associated with QXMC became a public company in 2007. In 2007, we incurred a provision for doubtful debts of Rmb3.4 million compared to a bad debt recovery of Rmb0.6 million in 2006. In addition, salaries and other payroll-related expenses increased from Rmb4.3 million in 2006 to Rmb6.2 million in 2007 while office rental and other office-related expenses increased from Rmb1.6 million in 2006 to Rmb2.9 million in 2007.
     The increase relating to the COSUN-branded mobile phone handset business was mainly attributable to the increase in salary expenses, owing to an increased headcount in the administration staff.
     The increase relating to the corporate head office was mainly attributable to the increase in professional service expenses.

     Stock-based compensation decreased by Rmb22.4 million from Rmb58.7 million in 2006 to Rmb36.3 million in 2007.
     The stock-based compensation recorded in general and administration expenses for 2006 related to the grant of share options to certain employees and consultants of the Company in February 2006.
     The stock-based compensation recorded in general and administration expenses for 2007 related to the grant of share options to employees and a director of QXMC and its subsidiary CEC Telecom Co., Ltd. in March 2007.
          (vi) Research and development
     Research and development expenses increased by Rmb3.8 million from Rmb30.7 million for fiscal year 2006 to Rmb34.5 million for fiscal year 2007. The increase consisted mainly of the increase of Rmb2.3 million relating to the CECT-branded mobile phone handset business and an increase of Rmb2.1 million relating to the COSUN-branded mobile phone handset business.
     Our research and development expenses relating to the CECT-branded mobile phone business increased by 14.1% from Rmb16.3 million in 2006 to Rmb18.6 million in 2007. The increase in research and development expenses was mainly due to the recognition of share-compensation expenses of Rmb1.9 million in 2007. No share-based compensation expenses relating to research and development personnel were incurred in 2006.
     The increase in research and development expenses relating to the COSUN-branded mobile phone business was primarily due to introducing talents in research and development to the Company.
          (vii) In-process research and development
       We recorded an in-process research and development charge of Rmb41.7 million in 2006.
       We did not have similar charges in 2007.
          (viii) Amortization of intangible assets
     As a result of the acquisition of the remaining 20% minority interest in QXMC on November 30, 2006, amortization of other intangible assets increased by 112.5% from Rmb15.2 million in 2006 to Rmb32.3 million in 2007.
          (ix) Interest income
     Interest income increased by Rmb34.0 million from Rmb8.1 million in 2006 to Rmb42.1 million in 2007.
     The increase was mainly attributable to:
     Interest income for 2007 of Rmb17.7 million at an interest rate of 5% per annum from loans to a third party. There were no such loans outstanding in 2006; and
     Interest income of Rmb10.4 million from bank deposits due to proceeds received from the initial public offering in May 2007 of the ordinary shares of our subsidiary Qiao Xing Mobile Communication Co., Ltd.

          (x) Exchange difference
          We recognized a foreign currency exchange gain of Rmb3.2 million and Rmb28.3 million in 2006 and 2007, respectively, primarily resulting from the translation of foreign currency denominated assets and liabilities.
          (xi) Interest expenses
          Interest expenses increased by Rmb147.6 million from Rmb100.4 million in 2006 to Rmb248.0 million in 2007. The increase related mainly to the convertible bonds.
          In Qiao Xing Universal Telephone, Inc. for the year 2006, we recorded interest expenses of Rmb55.9 million relating to two convertible bonds issued in 2006.
          Coupon interest for the two convertible bonds amounted to Rmb7.7 million in 2006.
          The discount arising from the Investors Warrants and the embedded derivatives associated with the two convertible notes, which totaled Rmb244.4 million on initial recognition, was accreted to interest expense over the expected terms of the Notes using the effective interest method. The related interest expenses amounted to Rmb36.9 million in 2006.
          The deferred debt issuance costs associated with the two convertible notes, which totaled Rmb66.8 million on initial recognition, were amortized to expense over the expected term of the Notes using the effective interest method. The related interest expenses amounted to Rmb11.3 million in 2006.
     In Qiao Xing Universal Telephone, Inc. for the year 2007, we recorded interest expenses of Rmb193.0 million relating to two convertible bonds issued in 2006, and one convertible bond issued in 2007.
          Coupon interest for the three convertible bonds amounted to Rmb15.4 million in 2007.
          The discount associated with the three convertible notes arising from the Investors Warrants and the embedded derivatives on initial recognition and from the beneficial conversion amount on a conversion price reset, which totaled Rmb300.9 million, was accreted to interest expense over the expected terms of the Notes using the effective interest method. The related interest expenses amounted to Rmb140.3 million in 2007.
          The deferred debt issuance costs associated with the three convertible notes, which totaled Rmb90.4 million on initial recognition, were amortized to expense over the expected term of the Notes using the effective interest method. The related interest expenses amounted to Rmb37.3 million in 2007.
          (xii) Loss on re-measurement of embedded derivatives
       We recognized a loss on re-measurement of embedded derivatives relating to the convertible bonds of Rmb134.4 million and Rmb129.1 million in 2006 and 2007, respectively, the fair value of the embedded derivative being most sensitive to the market price on the re-measurement date of the share of the Company, to which the bonds are convertible.
          (xiii) Loss on extinguishment of convertible debts

     On May 3, 2007, the purchasers of US$40,000,000 senior convertible notes issued by the Company exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of QXMC that were owned by the Company and as a result, the Company’s equity interest in QXMC was decreased from 100.0%, or 40,000,000 shares, to 80.5%, or 32,200,000 shares, representing a disposal of 19.5% interest in QXMC. The fair value of the shares of QXMC given up by the Company in the Exchange was estimated to be approximately Rmb721,188,000. The Exchange resulted in a loss on the extinguishment of the US$40,000,000 senior convertible notes of Rmb142,090,000 during the year ended December 31, 2007, being the difference between the fair value of the shares given up and the carrying value of the debt, the embedded derivatives and the unamortized deferred debt issuance costs relating to the convertible notes.
     There was no such loss in 2006.
     (xiv) Gain on disposal of interests in subsidiaries
     On May 3, 2007, the purchasers of US$40,000,000 senior convertible notes issued by the Company exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of QXMC that were owned by the Company and as a result, the Company’s equity interest in QXMC was decreased from 100.0% to 80.5%, representing a disposal of 19.5% interest in QXMC. The fair value of the shares of QXMC given up by the Company in the exchange was estimated to be approximately Rmb721,188,000.
     The gain on disposal of the 19.5% equity interest in QXMC of Rmb482,614,000, as recognized in the consolidated statements of operations for the year ended December 31, 2007, is calculated as follows:

Rmb’000
Deemed proceeds from disposal	721,188
Less: Share of net assets relating to minority interest disposed of	(221,659)
Less: Goodwill relating to minority interest disposed of	(16,915)

Gain on disposal	482,614

     There was no such gain on disposal of interests in subsidiaries in 2006.
     (xv) Gain on sale of stocks by subsidiary
     As a consequence of QXMC’s IPO on May 8, 2007, the Company’s equity interest in QXMC was diluted from approximately 80.5% immediately prior to the IPO to approximately 61.3% upon the completion of the IPO. In connection with this reduction in the Company’s ownership interest in QXMC, the Company recorded a gain of

     Rmb383,965,000, which is calculated as follows:

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
     In accordance with SFAS No.5, “Accounting for Contingencies,” the Company has made a provision of US$2,100,000 (Rmb15,319,000) for the losses that may result from the class actions.
     There was no such provision for litigation settlement in 2006.
     (xvii) Other income
          Other income increased by Rmb54.6 million from Rmb4.5 million in 2006 to Rmb59.1 million in 2007.
          The increase related mainly to the gain on the disposal of certain land use rights and construction-in-progress which were not being used in the Company’s business operations.
     (xviii) Income tax expense
     Income tax expense increased by Rmb65.9 million from Rmb58.2 million in 2006 to Rmb124.1 million in 2007. The increase consisted mainly of the increase of Rmb53.2 million relating to the CECT-branded mobile phone handset business carried out by our subsidiary CEC Telecom Co., Ltd and the increase of Rmb14.7 million in our subsidiary Huizhou Qiao Xing Property, Limited.
     Income tax expense in CEC Telecom Co., Ltd. increased by Rmb53.2 million from Rmb60.2 million in 2006 to Rmb113.4 million in 2007, primarily due to the increase in its taxable income.
     Huizhou Qiao Xing Property, Limited recorded an income tax expense of Rmb14.7 million in 2007, mainly in relation to the gain on the disposal of certain of its land use rights and construction-in-progress. There was no such income tax expense in 2006.
     (xix) Minority interests
     Minority interest charges increased by Rmb84.1 million from Rmb84.5 million for 2006 to Rmb168.6 million for 2007. The change related primarily to the minority shareholder’s share of the consolidated results of QXMC. It was mainly the result of the changes in the shareholding percentage. We owned 80% of QXMC for the first eleven months of 2006, 100% for the last month of 2006, 100% for the first four months of 2007 and 61.3% for the last eight months of 2007. There also was significant growth in QXMC during 2007.
     (xx) Extraordinary gain on acquisitions of minority interests — net of nil tax
     The Company’s subsidiary QXMC recorded an extraordinary gain of Rmb17.8 million in connection with QXMC’s capital injection of US$18.8 million into its subsidiary CEC Telecom Co., Ltd.. In July 2006 because the other minority shareholder of CEC Telecom Co., Ltd., who sold all its remaining 6.6% equity interest in CEC Telecom Co., Ltd. to Qiao Xing Group in December 2006, did not participate in the capital injection at that time. The Company’s share in the extraordinary gain was Rmb14.2 million after minority interests.
     In June 2007, Qiao Xing Mobile Communication Co., Ltd. made another capital contribution of US$50 million into CEC Telecom Co., Ltd.. The transaction resulted in an extraordinary gain of Rmb28.7 million as the minority shareholder, Qiao Xing Group, did not participate in the capital injection. The Company’s share in the extraordinary gain was Rmb17.6 million after minority interests.
     (xxi) Net results
     As a result of the foregoing, our net results increased by Rmb923.8 million from a net loss of Rmb19.8 million in 2006 to a net income of Rmb903.9 million in 2007. Our basic loss per share after extraordinary gain was Rmb0.84 in 2006; our basic earnings per share after extraordinary gain was Rmb24.95 in 2007.

B. LIQUIDITY AND CAPITAL RESOURCES.
     During fiscal year 2008, we were principally engaged in (i) the sales of telecommunication terminal products, including cord and cordless indoor telephone sets and other internet-related products in Mainland China; and (ii) production and sales of mobile phones and accessories in Mainland China. We did not declare or pay dividends in fiscal year 2008.
     In summary, about Rmb222.9 million (US$32.7 million) was used in operating activities, about Rmb340.3 million (US$49.9 million) was provided by investing activities and about Rmb11.6 million (US$1.7 million) was used in financing activities during the year ended December 31, 2008. Consequently, cash and cash equivalents increased by Rmb84.5 million (US$12.4 million) from Rmb3,033.0 million at the beginning to Rmb3,117.5 million (US$456.9 million) at the end of year 2008.
     (i) Cash flows from operating activities
     There was a net operating cash outflow of Rmb222.9 million (US$32.7 million) while the loss before minority interests and extraordinary gain was Rmb136.8 million (US$20.0 million) for the fiscal year of 2008. The difference of Rmb86.1 million (US$12.6 million) stemmed mainly from the following:
•	Interest expense relating to the accretion of convertible note discounts of Rmb188.2 million (US$27.6 million) which did not involve any outflow of cash;

•	Provisions on doubtful debts at amount of Rmb232.8 million (US$34.1 million) which did not involve any outflow of cash;

•	Gain on re-measurement of embedded derivatives of Rmb160.0 million (US$23.5 million) which did not involve any inflow of cash;

•	Increase in accounts and bills receivable of Rmb312.3 million (US$45.8 million); and

•	Increase in prepaid expenses of Rmb223.9 million (US$32.8 million).
     The increase in accounts and bills receivable, which related primarily to the Qiao Xing Communication Holdings, Ltd. business, was due mainly to the deterioration of the economy and the effect it had on consumers.
     (ii) Cash flows from investing activities
     Net cash provided by investing activities amounted to Rmb340.3 million (US$49.9 million) during the year ended December 31, 2008. This was mainly attributable to a cash inflow of Rmb408.7 million (US$59.9 million) in connection with the refund of interest-bearing advances related to a third party and a cash outflow of Rmb65.8 million (US$9.6 million) in connection with an increase in restricted cash.
     Advances to a third party are secured by a floating charge over all the assets of the borrower, bear interest at 5.0% per annum and are repayable on demand. In 2008, the third party refunded a net amount of Rmb408.7 (US$59.9 million) million to the Company. All advances made and interest accrued thereon have been received in full by June 2009.
     Restricted cash related to bank deposits pledged to secure short-term bank borrowing in connection with bills payable. Restricted cash increased with the increased use of bills payable as a means of settlement with suppliers in the indoor phone set business and in the COSUN-branded mobile phone handset business.
     (iii) Cash flows from financing activities
     Net cash outflow from financing activities amounted to Rmb11.6 million (US$1.7 million) for the year ended December 31, 2008. It related mainly to the cash inflow in connection with the net increase of short-term borrowings of Rmb34.2 million (US$5.0 million), the net proceeds from issuance of convertible notes of Rmb125.7 million (US$18.4 million) and cash outflow on the repayment of convertible notes of Rmb171.8 million (US$25.2 million).

     For the year ended December 31, 2008, we financed our operations and investments principally through cash generated from investing activities, short-term bank borrowings, and the issuance of new convertible notes. Outstanding bank borrowings accounted for 23.1% and 23.5% of our total assets as of December 31, 2007 and December 31, 2008, respectively. Seasonal working capital needs have been met through short- term borrowings under revolving lines of credit. As of December 31, 2008, our consolidated working capital was Rmb3,554.3 million (US$521.0 million) as compared to Rmb3,946.5 million as of December 31, 2007. We believe that our working capital is sufficient for our present requirements.
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
     Inventories
     Costs of finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale, and after making allowances for damaged, obsolete and slow-moving items. Allowances for damaged, obsolete and slow-moving items are determined by management based on a consideration of several factors, including the aging of the inventories, current and expected future market trends and conditions, and the physical condition of the goods.
     When inventories are sold, their carrying amount is charged to cost of sales in the period in which the revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs.
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
     The Group completed its annual goodwill impairment test during the year ended December 31, 2008 and determined that no adjustment to the carrying value of goodwill was required.
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
     The Group completed its annual impairment test for other acquired intangible assets during the year ended December 31, 2008 and recorded an impairment loss of Rmb26.2 million (US$3.8 million) on the “CECT” brand due to the decrease of the sales revenue came from “CECT” brand mobile phones.
     Depreciation and amortization of long-lived assets
     We have a substantial amount of property, machinery and equipment, and intangible assets, and the depreciation/amortization of these assets constitutes a significant operating cost for us. The useful lives of our long-lived assets represent our estimate of the periods during which we expect to derive economic benefits from the assets. In estimating the useful lives and also the recoverable salvage values of these assets and in determining whether subsequent revisions to the useful lives and salvage values are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our long-lived assets to determine if such lives and values should be adjusted. However, actual economic lives and salvage values may differ from our estimates and any future revisions to these estimates will impact our depreciation/amortization expenses, and hence our operating results, in future periods. In the years ended December 31, 2006, 2007 and 2008, we have not made any changes to the estimated useful lives or salvage values for our long-lived assets.
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
     The carrying amounts for cash and bank deposits, restricted cash, bills receivable, accounts receivable, prepaid and other assets, short-term borrowings, accounts payable, other payables, accrued liabilities and customer deposits approximate their fair values because of the short maturity of these instruments. The carrying amounts of shareholders’ loans approximate their fair value because the imputed interest rate on these instruments fluctuates with market interest rates. The estimated fair value has been determined using available market information and appropriate valuation methodologies.
Recent Accounting Pronouncements
     In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for assets and liabilities measured at fair value. SFAS No. 157 applies to existing accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. In February 2008, FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the effective portions of SFAS No. 157 beginning the year ended December 31, 2008, with no material impact to its consolidated financial statements. Management does not expect the adoption of FSP 157-2 to have a material impact on the Group’s consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, “Business Combinations”. SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.
     In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more partially owned and consolidated subsidiaries. Except for the classification of minority interest as a component of equity, management does not expect the initial adoption of SFAS No. 160 will have a material impact on the Group’s consolidated financial statements.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” This statement requires enhanced disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management does not expect the adoption of SFAS 161 to have a material impact on the Group’s consolidated financial statements.
     In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 shall be applied prospectively to intangible assets acquired after the effective date. Management does not expect the adoption of FSP 142-3 to have a material impact on Group’s consolidated financial statements.
     In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”), which requires the issuer of convertible debt instruments with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer’s nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP 14-1 will also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. FSP 14-1 is effective for fiscal years beginning after December 15, 2008. Management does not expect the adoption of FSP 14-1 to have a material impact on the Group’s consolidated financial statements.
     In June 2008, the Emerging Issue Task Force (“EITF”) issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. Management does not expect the adoption of EITF 07-5 to have a material effect on the Group’s consolidated financial statements.
     In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP 03-6-1”). FSP 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Company has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. Management does not expect the adoption of FSP 03-6-1 to have a material impact on Group’s consolidated financial statements.
     On October 10, 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” (FSP 157-3), which clarifies the application of SFAS No. 157 in a market that is not active. Additional guidance is provided regarding how the reporting entity’s own assumptions should be considered when relevant observable inputs do not exist, how available observable inputs in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of inputs available to measure fair value. FSP 157-3 became effective immediately upon issuance. Its adoption did not have a material effect on the Group’s consolidated financial statements.
     In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets”

(“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. Management does not expect the adoption of EITF 08-7 to have a material impact on Group’s consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

Year ended December 31, 2008	Rmb 44,000,000
Year ended December 31, 2007	Rmb 34,452,000
Year ended December 31, 2006	Rmb 30,747,000
D. TREND INFORMATION.
     Other than as disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. OFF-BALANCE SHEET ARRANGEMENTS.
     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
     (a) Capital commitments
     Capital commitments not provided for in the consolidated financial statements include the following:

	2008
	Rmb’000	US$’000
Capital expenditures authorized and contracted for:
- Purchase of machinery and equipment	130	19

     (b) Operating lease commitments
     The Group has operating lease agreements for office and factory premises, which extend through December 2010. As of December 31, 2008, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,

- 2009	5,697	835
- 2010	4,800	704
- 2011	705	103

Total	11,202	1,642

     (c) Service of debt
     On October 31, 2006, pursuant to a securities purchase agreement dated October 31, 2006, the Company issued and sold to two institutional investors US$26 million aggregate principal amount of 4.5% unsecured senior convertible notes (the “4.5% Note”).
     On May 15, 2008, pursuant to a securities purchase agreement dated May 15, 2008, Qiao Xing Mobile Communication Co., Ltd., a subsidiary of the Company, issued and sold to two institutional investors US$70 million aggregate principal amount of 4.0% unsecured senior convertible notes (the “QXMC 4.0% Note”).
     On August 19, 2008, the holders of the QXMC unsecured senior convertible notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share.
     On March 31, 2009, the Company have signed agreement to purchase from three noteholders (DKR SoundShore Oasis Holding Fund Ltd, CEDAR DKR Holding Fund Ltd and Chestnut Fund Ltd) US$30,000,000 of the outstanding QXMC 4.0% Notes for an aggregate purchase price of USD24,000,000.
     The Group’s total future payments relating to (i) the service of debt of the 4.5% notes assuming that the notes are repaid at maturity and (ii) the service of debt of the QXMC 4.0% notes assuming that the remained notes are redeemed 18 months after the issuance at 100% of the principal are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,

- 2009	567,678	83,207

Total	567,678	83,207

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT.
     Our current senior management and directors are as follows:

Name	Age	Position
Rui Lin Wu	57	Chairman and Chief Executive Officer
Zhi Yang Wu	36	Vice Chairman
Aijun Jiang	37	Chief Financial Officer
Rick Wenjun Xiao	38	Vice President and Secretary
Ze Yun Mu	43	Non-Executive Director
Edward Tsai	52	Non-Executive Director
Yi Hong Zhang	67	Non-Executive Director
     None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu.
     Mr. Rui Lin Wu is our chairman and chief executive officer. He is our founder and has over 19 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China. Mr. Wu also serves as the vice chairman of QX Mobile (NYSE: QXM) and a director of CECT since February 2003.
     Mr. Zhi Yang Wu is our vice chairman and the eldest son of Mr. Rui Lin Wu. Mr. Wu received a diploma in enterprise management from Huizhou University in China. He joined us in 1992 and is responsible for our overall strategic planning, policy making and the overseas market development. Mr. Wu also serves as the chairman of QX Mobile (NYSE: QXM) and CECT since February 2003.
     Mr. Aijun Jiang has served as our chief financial officer since his appointment in August 2008. Mr. Jiang served as the head of finance for Tiens Biotech Group, Inc., a company traded on American Stock Exchange (AMEX:TBV), from September 2005 until July 2008. From July 2003 to August 2005, he served as a consultant (diplomat) in the Economic and Commercial Representation of China in Tanzania, the Economic Section of the Chinese Embassy in Tanzania, and was mainly responsible for providing commercial and financial consultation to Chinese companies conducting business in Tanzania. He is a registered member of the Association of Corporate Treasurers (ACT), Great Britain since 2006, a registered member of the Association of Chartered Certified Accountants (ACCA), Great Britain since 2004, and a registered member of the Chinese Institute of Certified Public Accountants (CICPA), People’s Republic of China since 2001.
     Mr. Rick Wenjun Xiao has served as our vice president and secretary since his appointment on May 20, 2009. Mr. Xiao has previously served as our investor relations officer and assistant to the Chairman for nearly seven years. He is a member of the Accounting Society of Hubei and a member of Translation Association of Huizhou.
     Mr. Ze Yun Mu has served as a non-executive director since September 15, 2003. Mr. Mu had also served since 1998 as the external affairs director for Huizhou Wei Guo Machinery Factory and served as a technician for them from 1990 to 1998.
     Dr. Edward Tsai has served as a non-executive director since December 2007. Dr. Tsai is the chairman of Paradigm Venture Partners L.L.C. since August 2000, a business engaged in venture capital funds management. From February 1997 to February 2000, he served as president of Allianz President General Insurance Co. Dr. Tsai was president and chief executive officer of President Investment Trust Corp. from January 1994 to February 1997 engaged in mutual funds management. He was an attorney-at-law with Baker & McKenzie from October 1989 to

January 1994 and with Diepenbrock, Wolff, Plant & Hannagen from August 1988 to October 1989. Dr. Tsai received his J.D. degree from Santa Clara University in 1988, his LL.M. degree from Tulane University in 1983, his LL.B. degree from Chinese Culture University in 1979 and the Executive Program of Business Management from National Cheng-Chi University in 1998.
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
B. COMPENSATION.
     The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2008 on an accrual basis, for services in all capacities, was Rmb2,022,365 (US$296,426). During the fiscal year ended December 31, 2008, we contributed an aggregate amount of Rmb22,000 (US$3,225) toward the pension plans of our directors and executive officers.
     We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chairman and chief executive officer at a director fee of Rmb223,560 (US$32,768) and a salary of Rmb 0 (US$ 0) for 2008. Mr. Wu’s remuneration package includes benefits with respect to a motor car.
C. BOARD PRACTICES.
     Each of our current directors was elected at our last annual meeting of shareholders held on December 12, 2008 to serve a one-year term or until their successor is elected and qualified.
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
Nasdaq Requirements
     Our common shares are currently listed on the Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted its Rule 5600 Series to impose various corporate governance requirements on listed securities. Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of the Rule 5600 Series, but, as to the balance of the Rule 5600 Series, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
     We currently comply with the specifically mandated provisions of the Rule 5600 Series. In addition, we have elected to voluntarily comply with certain other requirements of the Rule 5600 Series, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of the Rule 5600 Series. However, we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:
•	our independent directors do not hold regularly scheduled meetings in executive session (Rule 5605(b)(2));

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation (Rule 5605(d));

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors (Rule 5630); and

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person (Rule 5635).
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of the Rule 5600 Series.
D. EMPLOYEES.
     As of December 31, 2008 and giving effect to the staff of CECT, our indirectly majority-owned subsidiary, we had a total of 1,068 full time employees, of which ten are key management staff, 267 are engaged in sales and marketing, 95 are engaged in finance and administration, 479 are engaged in production and 217 are engaged in research and development. None of our employees is represented by a labor union and we believe that our working relationship with our employees is good.
E. SHARE OWNERSHIP.
     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of July15, 2009 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all current directors and executive officers as a group.

As of July 15, 2009, we had 73,148,843 shares of our common stock issued and outstanding.
     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended. The address for each person named below is c/o Qiao Xing Universal Telephone, Inc., Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China 516023.

Name of Beneficial Holder	Number		Percent
	Shares Beneficially Owned
Wu Holdings Limited	6,819,000	(1)	9.3
Rui Lin Wu	38,819,000	(1)	53.1
Zhi Yang Wu	0		0
Aijun Jiang	0		0
Rick Wenjun Xiao	0		0
Ze Yun Mu	0		0
Edward Tsai	0		0
Yi Hong Zhang	0		0
All directors and executive officers as a group (7 persons)	38,819,000		53.1
Wong Ying Man	8,000,000		10.9

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust . The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.

The 2005 Stock Compensation Plan
     On September 19, 2005, our board of directors adopted and approved our 2005 Stock Compensation Plan, which our shareholders approved on December 2, 2005. The purpose of the plan was to:
•	encourage ownership of our common stock by our officers, directors, employees and advisors;

•	provide additional incentive for them to promote our success and our business; and

•	encourage them to remain in our employ by providing them an opportunity to benefit from any appreciation of our common stock through the issuance of stock options.
     Options constituted either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constituted nonqualified options at the time of issuance of such options. The plan provided that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 2,000,000 shares of common stock were authorized and reserved for issuance during the term of the plan, which expires in September 2015. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
     As of December 31, 2006, all 2,000,000 options had been exercised and no options to purchase shares of our common stock under the plan remained outstanding.
Other Options and Warrants Outstanding
     As of July 15, 2009, the following options and warrants to purchase shares of our common stock were outstanding:
•	warrants to purchase an aggregate of 375,000 shares of common stock at US$9.86 per share at any time until February 17, 2010 which we granted to two accredited investors and the placement agent and finders in February 2005 in connection with a stock purchase agreement (“February 2005 SPA Warrants”)

•	warrants to purchase an aggregate of 37,494 shares of common stock at US$9.86 per share at any time until April 13, 2010 which we granted to three accredited investors and two finders in April 2005 in connection with a stock purchase agreement (“April 2005 SPA Warrants”)

•	warrants to purchase an aggregate of 400,000 shares of common stock at US$8.125 per share at any time until January 17, 2010 which we granted to an accredited investor in January 2006 in connection with a stock purchase agreement (“January 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 35,500 shares of common stock at US$8.125 per share at any time until January 17, 2010 which we granted to a financial consultant and its employees and related parties in February 2006 in connection with certain corporate finance consulting and advisory services rendered to the Company during 2005 (“February 2006 Warrants”)

•	warrants to purchase an aggregate of 18,753 shares of common stock at US$7.00 per share at any time until February 22, 2010 which we granted to an accredited investor in February 2006 in connection with a stock purchase agreement (“February 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 599,999 shares of common stock at US$14.30 per share at any time until October 31, 2010 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of 2,000,000 shares of our common stock at US$12.00 per share (“October 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 545,455 shares of common stock at US$14.30 per share at any time until October 31, 2011 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of US$26,000,000 of our senior convertible notes (“October 2006 CB Warrants”)

•	warrants to purchase an aggregate of 736,016 shares of common stock at US$10.19 per share at any time until August 17, 2012 which we granted to two accredited investors and the placement agent in August 2007 in connection with the sale of US$25,000,000 of our senior convertible notes (“August 2007 CB Warrants”)

•	warrants to purchase an aggregate of 473,814 shares of common stock at US$13.00 per share at any time until November 2, 2011 which we granted to an accredited investor and a finder in November 2007 in connection with a stock purchase agreement (“November 2007 SPA Warrants”)
     Each of the foregoing warrants contains provisions for the adjustment of exercise price and number of warrant shares in the event of “Dilutive Issuances” as defined therein.
Accordingly, the number of warrants and the exercise price of the following warrants have been adjusted pursuant to the “Dilutive Issuances” provisions thereof as follows:
1.	February 2005 SPA Warrants — 464,179 warrants at US$7.9657 per warrant

2.	April 2005 SPA Warrants — 46,410 warrants at US$7.9657 per warrant

3.	January 2006 SPA Warrants — 471,070 warrants at US$6.8992 per warrant

4.	February 2006 Warrants — 41,808 warrants at US$6.8992 per warrant

5.	February 2006 SPA Warrants — 20,730 warrants at US$6.3325 per warrant

6.	October 2006 SPA Warrants — 4,289,993 warrants at US$2.00 per warrant

7.	October 2006 CB Warrants — 3,900,003 warrants at US$2.00 per warrant

8.	August 2007 CB Warrants — 3,750,002 warrants at US$2.00 per warrant

9.	November 2007 SPA Warrants — 3,079,791 warrants at US$2.00 per warrant

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS.
     Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.
     We do not have available information as to the portion of our common stock held in the host country and the number of record holders in the host country.
     As of December 31, 2008, we had 72 record holders of our common stock. Of the 30,948,836 shares outstanding as of December 31, 2008, 24,057,655 shares were held by CEDE & Co.
     To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
     To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.
     Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	Major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder of CECT, QXCI and QXPL
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
     Summary of related party transactions is as follows:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
Property management fee paid and payable to:
- QXGL	90	100	119	17
Sales to:
- QFST	69,232	95,514	133,611	19,584
     Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders provided shareholders loan to the Company at amount of Rmb6,729,000. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2010. For financial reporting purposes for the year ended December 31, 2008, interest expense of approximately Rmb437,000 (US$64,000) (2007: Rmb487,000; 2006: Rmb459,000) was imputed based on the cost of borrowings of approximately 6.5% (2007: 6.5%; 2006: 5.9%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.
     During each of the periods presented, the Company entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense is payable on a monthly or quarterly basis.
     Short-term bank borrowings are secured by the following:

	2007	2008
	Rmb’000	Rmb’000	US$’000
Pledged of:
- Bank deposits of the Group	197,951	263,800	38,666
- Bank deposits of a director	36,519	—	—
- Bills receivable of the Group	50,000	40,000	5,863

Guarantees provided by:
- QXGL	160,000	190,000	27,849
- QXGL and directors	570,000	360,000	52,767
- QXGL, directors and third parties	400,000	400,000	58,630
- Directors	150,000	368,500	54,012
Please refer to Item 4.A. — “Recent Development — Acquisition of China Luxuriance Jade Company, Ltd. and commencement of diversification into the resources industry” for information regarding the acquisition of China Luxuriance Jade Company, Ltd. by the Company from Rui Lin WU.

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
     In August and September 2007, we were named as a defendant in five putative class actions filed in United States District Court for the Southern District of New York. Various of the lawsuits also named Rui Lin Wu, Albert Leung, Zhi Yang Wu, Sonny Kwok Wing Hung, Ze Yun Mu and Yi Hong Zhang as individual defendants. Grobstein, Horwath & Company LLP was also named as a defendant in two of the complaints. The allegations in the complaint relate to the Company’s restatement of prior financial statements that was disclosed on July 16, 2007 in the Form 20-F and in a press release on July 17, 2007. The Company and the individual defendants were named in all five of the cases pursuant to Section 10(b) of the Securities Exchange Act of 1934, and other related provisions. The complaints seek unspecified damages, attorney fees, and other unspecified litigation costs. By Order, dated November 1, 2007, Judge Denise Cote consolidated the five cases and appointed lead plaintiff and lead plaintiff’s counsel. A mediation was held on January 10, 2008 in front of Magistrate Judge Henry Pitman and the parties agreed to settle the case for US$2.4 million. The Company’s D&O insurance carrier agreed to contribute US$300,000 to the settlement. A Stipulation of Settlement was executed on February 25, 2008. The Stipulation of Settlement was filed with the Court on February 26, 2008 and the preliminary approval order was signed on April 2, 2008.
     The final fairness hearing was held on July 11, 2008. At that time, the Court gave final approval of the settlement of the class action without any admission of wrongdoing by the defendants in the settlement.
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

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “XING.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High		Low
Year ended December 31, 2004	US$	14.98	US$	6.50
Year ended December 31, 2005	US$	8.50	US$	5.04
Year ended December 31, 2006	US$	17.09	US$	6.49
Year ended December 31, 2007	US$	19.56	US$	7.16
Year ended December 31, 2008	US$	8.11	US$	1.44

Quarter ended March 31, 2007	US$	19.56	US$	12.58
Quarter ended June 30, 2007	US$	18.40	US$	12.26
Quarter ended September 30, 2007	US$	13.97	US$	7.78
Quarter ended December 31, 2007	US$	12.44	US$	7.16

Quarter ended March 31, 2008	US$	8.11	US$	5.18
Quarter ended June 30, 2008	US$	7.52	US$	4.39
Quarter ended September 30, 2008	US$	5.44	US$	2.35
Quarter ended December 31, 2008	US$	2.63	US$	1.44

Quarter ended March 31, 2009	US$	2.12	US$	0.93
Quarter ended June 30, 2009	US$	2.46	US$	1.18

Month ended December 31, 2008	US$	2.63	US$	1.53
Month ended January 31, 2009	US$	2.12	US$	1.52
Month ended February 28, 2009	US$	1.55	US$	1.22
Month ended March 31, 2009	US$	1.52	US$	0.93
Month ended April 30, 2009	US$	2.08	US$	1.18
Month ended May 31, 2009	US$	2.15	US$	1.76
Month ended June 30, 2009	US$	2.46	US$	1.80
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
     Share Rights, Preferences and Restrictions. Our authorized share capital consists of 200 million shares of par value US$0.001 per share. All dividends unclaimed for three years after having been declared may be forfeited by resolution of the directors for our benefit. All shares vote as one class and each whole share has one vote. We may redeem any of our own shares for such fair value as we by a resolution of directors determine. All shares have the same rights with regard to dividends and distributions upon our liquidation.
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

C. MATERIAL CONTRACTS.
     Except for (i) the agreements dated August 17, 2007 relating to our issuance of convertible notes, common stock and warrants; (ii) the non-competition agreement; (iii) the purchase of US$30,000,000 aggregate principal amount of outstanding convertible notes of QX Mobile pursuant to a Sale and Purchase Agreement dated March 31, 2008; and (iv) the agreement dated March 24, 2009 relating to our acquisition of China Luxuriance Jade Company, Ltd., all as described in Item 4. Information on the Company, we did not enter into any other material contracts for the years ended December 31, 2007 and 2008.
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
     As of December 31, 2008, our aggregate bank loans, at various fixed interest rates, amounted to Rmb 1,501 million (US$220 million). Due to the relatively stable interest rate in the PRC, we do not believe that material risk on interest rates exists.
     For the year ended December 31, 2008, about 94% of our products were sold in Mainland China and the great majority of our sales are denominated in Rmb. Our major expenses are also denominated in Rmb. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates so far as our operating activities are concerned. We have, however, a contractual obligation denominated in US$ of service of debt relating to the convertible notes outstanding as at December 31, 2008 in the amount of Rmb 511 million (US$75 million). If the debt is to be serviced by cash in Rmb provided by operating activities, any appreciation of US$ with respect to Rmb will have an adverse effect on our cash flow.
     Although we cannot accurately determine the precise effect of inflation on our operations, we do not believe inflation has had a material effect on our sales or results of operations.
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
          As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting and has determined the Company’s internal control over financial reporting was not effective as of December 31, 2008.
          A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s report. The Company did not maintain adequate controls in place to provide reasonable assurance that certain non-routine financing transactions that had been conducted, and in future periods could be conducted, by its subsidiaries would be properly recorded and classified in the Company’s financial statements. During 2008, a subsidiary of the Company executed two similar financing transactions, one of which was initially improperly recorded as a reduction of retained earnings, rather than as a charge to earnings. As a result, the Company recorded a pretax and net expense of RMB23.7 million (US $3.5 million). An audit adjustment as made to correct the error and is reflected in the December 31, 2008 financial statements, This error has no impact on the December 31, 2007 or 2006 financial statements.
          The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Crowe Horwath LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The Audit Committee has selected Crowe Horwath LLP as our independent accountants for the fiscal year ended December 31, 2008. Grobstein, Horwath & Company LLP (“Grobstein”) was our independent accounting firm for the fiscal year ended December 31, 2007. On January 8, 2009, we were notified that, effective December 8, 2008, the personnel of Grobstein had joined with Crowe Horwath LLP, resulting in the resignation of Grobstein as independent registered public accounting firm for the Company. Crowe Horwath LLP was appointed by us as our new independent registered public accounting firm.
(a) Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements for those fiscal years were US$500,000 for the fiscal year ended December 31, 2007 and US$480,000 for the fiscal year ended December 31, 2008.
(b) Audit — Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were US$10,000 for the fiscal year ended December 31, 2007 and US$40,000 for the fiscal year ended December 31, 2008.
(c) Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning were US$0 for the fiscal years ended December 31, 2007 and December 31, 2008.
(d) All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountants, other than the services reported in paragraphs (a) through (c) of this Item, were US$0 for the fiscal years ended December 31, 2007 and December 31, 2008.
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
     Our audit committee approved the engagement of Crowe Horwath LLP render audit and non-audit services before they were engaged by us.
     All of the services described in each of paragraphs (b) through (d) of this Item were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
(f). Not applicable.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.
     Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.
     Our common shares are currently listed on the Nasdaq Global Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by Nasdaq as being applicable to listed companies. Nasdaq has adopted its Rule 5600 Series to impose various corporate governance requirements on listed securities. Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of the Rule 5600 Series, but, as to the balance of the Rule 5600 Series, foreign private issuers are not required to comply if the laws of their home country do not otherwise require compliance.
     We currently comply with the specifically mandated provisions of the Rule 5600 Series. In addition, we have elected to voluntarily comply with certain other requirements of the Rule 5600 Series, notwithstanding that our home country does not mandate compliance; although we may in the future determine to cease voluntary compliance with those provisions of the Rule 5600 Series. However, we have determined not to comply with the following provisions of the Rule 5600 Series since the laws of the British Virgin Islands do not require compliance:
•	our independent directors do not hold regularly scheduled meetings in executive session (Rule 5605(b)(2));

•	the compensation of our executive officers is not determined by an independent committee of the board or by the independent members of the board of directors, and our CEO may be present and participate in the deliberations concerning his compensation (Rule 5605(d));

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of the board of directors (Rule 5630); and

•	we are not required to solicit shareholder approval of stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party transactions or other transactions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person (Rule 5635).
We may in the future determine to voluntarily comply with one or more of the foregoing provisions of the Rule 5600 Series.

PART III
ITEM 17. FINANCIAL STATEMENTS
     Not applicable.
ITEM 18. FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Qiao Xing Universal Telephone, Inc. and Subsidiaries
We have audited the consolidated accompanying balance sheets of Qiao Xing Universal Telephone, Inc. and Subsidiaries (the “Company”) as of December 31, 2008 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year then ended. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also include performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s report. The Company did not maintain adequate controls in place to provide reasonable assurance that certain non-routine financing transactions that had been conducted, and in future periods could be conducted, by its subsidiaries would be properly recorded and classified in the Company’s financial statements. During 2008, a subsidiary of the Company executed two similar financing transactions, one of which was initially improperly recorded as a reduction of retained earnings, rather than as a charge to earnings. As a result, the Company recorded a pretax and net expense of RMB23.7 million (US $3.5 million) to correct this accounting error. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Universal Telephone, Inc. and Subsidiaries as of December 31, 2008 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, because of the effects of the material weakness described above, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Our audit also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in the last paragraph of Note 2(v) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.
/s/ Crowe Horwath LLP
Sherman Oaks, California
July 14, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Qiao Xing Universal Telephone, Inc. and Subsidiaries
We have audited the accompanying consolidated statements of balance sheets of Qiao Xing Universal Telephone, Inc. and Subsidiaries (the “Company”) as of December 31, 2007 and the consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiao Xing Universal Telephone, Inc. and Subsidiaries as of December 31, 2007 and the consolidated results of their operations and their cash flows for the years ended December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States.
/s/ Grobstein, Horwath & Company LLP
Sherman Oaks, California
July 8, 2008

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008

	Note	2007	2008
		RMB’000	RMB’000	US$’000
				(Note 2(v))
ASSETS
Current assets:
Cash and cash equivalents		3,033,010	3,117,527	456,948
Restricted cash	14	197,951	263,800	38,666
Accounts receivable, net (includes net amount receivable from a related party of RMB179,935,000 (2007: RMB97,070,000))	3	941,518	934,107	136,916
Bills receivable		115,261	202,174	29,633
Inventories	4	304,024	241,310	35,370
Prepaid expenses	5	273,881	497,766	72,959
Other current assets	6	1,111,408	609,233	89,298
Due from related parties	28	27	25	4
Deferred income taxes	21	13,350	6,994	1,025
Deferred debt issuance costs, net	17	14,579	34,689	5,084

Total current assets		6,005,009	5,907,625	865,903
Property, machinery and equipment, net	7	192,601	183,137	26,843
Land use rights, net	8	36,106	35,304	5,175
Investment at cost	10	7,803	7,802	1,144
Goodwill	12	76,594	82,059	12,028
Other non-current assets	9	—	111,786	16,384
Other acquired intangible assets, net	13	60,728	22,766	3,337

Total assets		6,378,841	6,350,479	930,814

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	14	1,471,454	1,500,855	219,986
Accounts payable		180,573	112,957	16,557
Other payables	15	42,009	14,124	2,070
Accrued liabilities	16	104,984	87,763	12,864
Deposits received		4,539	3,236	474
Deferred revenues		26,402	58,560	8,583
Due to related parties	28	608	905	133
Taxation payable	21	73,301	64,238	9,416
Embedded derivative liability	17	19,004	127,080	18,627
Convertible notes	17	135,667	383,596	56,225

Total current liabilities		2,058,541	2,353,314	344,935
Convertible notes	17	189,660	—	—
Shareholders’ loans	18	7,194	6,729	986
Deferred income taxes	21	5,561	320	46

Total liabilities		2,260,956	2,360,363	345,967

Minority interests		1,095,917	1,008,786	147,862

Commitments and contingencies	25

Shareholders’ equity:
Common stock, par value RMB0.008 (equivalent of US$0.001); authorized 50,000,000 shares; outstanding and fully paid - 30,948,836 as of December 31, 2007 and 2008	19	251	251	37
Additional paid-in capital		1,737,541	1,867,512	273,728
Retained earnings		1,325,984	1,189,190	174,304
Cumulative translation adjustments		(41,808)	(75,623)	(11,084)

Total shareholders’ equity		3,021,968	2,981,330	436,985

Total liabilities, minority interests and shareholders’ equity		6,378,841	6,350,479	930,814

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	Note	2006		2007		2008
		RMB’000		RMB’000		RMB’000		US$’000
								(Note 2(v))
Net sales			3,221,212		3,874,107		2,594,948		380,352
Cost of goods sold			(2,651,392)		(2,898,964)		(1,719,024)		(251,964)

Gross profit			569,820		975,143		875,924		128,388
Operating expenses:
Selling expenses			(28,401)		(59,820)		(156,985)		(23,010)
General and administrative expenses			(126,076)		(131,074)		(338,751)		(49,652)
Research and development			(30,747)		(34,452)		(44,000)		(6,449)
In process research and development	11(b)		(41,739)		—		—		—
Amortization of acquired intangible assets	13		(15,178)		(32,280)		(11,727)		(1,719)
Impairment of acquired intangible assets	13		—		—		(26,235)		(3,845)

Income from operations			327,679		717,517		298,226		43,713
Interest income			8,108		42,127		71,026		10,411
Exchange (loss) gain, net			3,225		28,255		(5,355)		(785)
Interest expense	30		(100,432)		(248,014)		(341,624)		(50,073)
(Loss) gain on remeasurement of embedded derivatives	17		(134,439)		(129,084)		160,036		23,457
Loss on extinguishment of convertible debts	11(c) & 17(c)		—		(142,090)		(10,634)		(1,559)
Gain on disposal of interests in subsidiaries	11(c) & (d)		—		482,614		2,269		333
Gain on issue/repurchase of stocks by subsidiary	11(c)		—		383,965		4,351		638
Provision for litigation settlement			—		(15,319)		—		—
Other income (loss), net			4,453		59,055		(6,497)		(952)

Income before income tax			108,594		1,179,026		171,798		25,183
Provision for income tax	21		(58,192)		(124,120)		(164,187)		(24,066)

Income before minority interests			50,402		1,054,906		7,611		1,117
Minority interests			(84,473)		(168,554)		(144,405)		(21,166)

Net income (loss) before extraordinary items			(34,071)		886,352		(136,794)		(20,049)
Extraordinary items:
Gains on acquisitions of minority interests, net of nil tax	11(a)		14,237		17,596		—		—

Net income (loss)			(19,834)		903,948		(136,794)		(20,049)

Other comprehensive income (loss) -
Translation adjustments			7,203		(50,106)		(33,815)		(4,956)

Comprehensive income (loss)			(12,631)		853,842		(170,609)		(25,005)

Basic earnings (loss) per common share:
Before extraordinary gain	23	RMB	(1.44)	RMB	24.46	RMB	(4.42)	US$	(0.65)
Extraordinary gain	23	RMB	0.60	RMB	0.49	RMB	—	US$	—

After extraordinary gain	23	RMB	(0.84)	RMB	24.95	RMB	(4.42)	US$	(0.65)

Diluted earnings (loss) per common share:
Before extraordinary gain	23	RMB	(2.03)	RMB	24.17	RMB	(5.89)	US$	(0.86)
Extraordinary gain	23	RMB	0.59	RMB	0.48	RMB	—	US$	—

After extraordinary gain	23	RMB	(1.44)	RMB	24.65	RMB	(5.89)	US$	(0.86)

Weighted average number of shares outstanding
Basic	23		23,712,000		29,836,000		30,949,000		30,949,000

Diluted	23		24,016,000		30,200,000		30,949,000		30,949,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2(v))
Cash flows from operating activities:
Net income (loss)	(19,834)	903,948	(136,794)	(20,049)
Adjustments to reconcile net income (loss) to net cash flows from operating activities -
Depreciation of property, machinery and equipment	11,124	17,023	16,741	2,454
Amortization of land use right	4,130	4,539	803	118
Bad debt expense	2,116	2,961	232,841	34,128
Amortization of other acquired intangible assets	15,178	32,280	11,727	1,719
In process research and development	41,739	—	—	—
Stock-based compensation	58,707	38,626	14,669	2,150
Foreign exchange loss (gain)	(3,225)	(27,447)	5,355	785
Interest expense on shareholders’ loans	459	487	437	64
Amortization of deferred debt issuance costs	11,339	37,321	24,738	3,626
Accretion of convertible note discounts	36,880	140,251	188,201	27,585
Loss (gain) on remeasurement of embedded derivatives	134,439	129,084	(160,036)	(23,457)
Loss on extinguishment of convertible debts	—	142,090	10,634	1,559
Gain on disposal of interests in subsidiaries	—	(482,614)	(2,269)	(333)
Gain on issue/repurchase of stocks by subsidiary	—	(383,965)	(4,351)	(638)

Provision for litigation settlement	—	15,319	—	—
Net loss (gain) on disposal of property, machinery and equipment	8	99	(11)	(2)
Net gain on disposal of land use rights and construction-in-progress	—	(58,199)	—	—
Deferred income tax	(8,003)	(11,938)	1,115	163
Minority interests	84,473	168,554	144,404	21,166
Extraordinary gains on acquisitions of minority interests	(14,237)	(17,596)	—	—
Impairment of acquired intangible assets	—	—	26,235	3,845
Changes in operating assets and liabilities -
Accounts receivable	(185,469)	(104,834)	(225,430)	(33,042)
Bills receivable	(2,736)	306,386	(86,913)	(12,739)
Inventories	2,418	(71,166)	62,714	9,192
Prepaid expenses	(155,906)	167,402	(223,885)	(32,816)
Other current assets	9,273	(19,081)	(55,912)	(8,195)
Accounts payable	(112,141)	(45,066)	(67,616)	(9,911)
Other payables	(1,286)	(1,907)	(4,857)	(712)
Accrued liabilities	3,074	31,552	(17,220)	(2,524)
Deposits received	(8,693)	2,503	(1,304)	(191)
Deferred revenues	(38,053)	11,013	32,158	4,713
Taxation payable	(22,614)	27,029	(9,063)	(1,328)

Net cash provided by (used in) operating activities	(156,840)	954,654	(222,889)	(32,670)

	2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2(v))
Cash flows from investing activities:
Acquisitions of property, machinery and equipment	(168,461)	(8,017)	(14,225)	(2,085)
Acquisition of land use right	(39,004)	—	—	—
Expenditures on construction-in-progress	(1,190)	—	—	—
Net cash outflow on disposal of subsidiaries by QXMC (Note 11(d))	—	—	(1,162)	(170)
Net cash outflow from acquisition of minority interests (Note 11(a))	(170,343)	—	—	—
Proceeds from disposal of property, machinery and equipment	241	209	12,900	1,890
Proceeds from disposal of land use rights and construction-in-progress	—	180,000	—	—
Interest-bearing advances to a third party	—	(998,331)	—	—
Refund of interest-bearing advances	—	—	408,658	59,899
(Increase) decrease in restricted cash	(224,252)	175,822	(65,849)	(9,652)

Net cash provided by (used in) investing activities	(603,009)	(650,317)	340,322	49,882

Cash flows from financing activities:
Increase in short-term borrowings	403,991	323,182	2,611,586	382,790
Repayment of short-term borrowings	—	—	(2,577,399)	(377,779)
Net proceeds from issuance of convertible notes (Note 17 (c))	482,041	175,088	125,722	18,428
Net proceeds from exercise of options and warrants	259,637	30,911	—	—
Repayment of convertible notes	—	—	(171,763)	(25,176)
Net proceeds from issuance of common stock by the Company	317,900	114,534	—	—
Net proceeds from IPO of common stock by a subsidiary	—	1,026,610	—	—
Capital contributed by minority shareholders of a subsidiary	—	2,100	—	—
Net advances from related parties	2,088	3,495	297	44

Net cash provided (used) by financing activities	1,465,657	1,675,920	(11,557)	(1,693)

Effect of translation adjustments	(991)	(43,724)	(21,359)	(3,130)

Net increase in cash and cash equivalents	704,817	1,936,533	84,517	12,389
Cash and cash equivalents, beginning of year	391,660	1,096,477	3,033,010	444,559

Cash and cash equivalents, end of year	1,096,477	3,033,010	3,117,527	456,948

Supplemental disclosure of cash flow information:
Interest paid	50,374	60,459	115,696	16,958
Income tax paid	63,383	103,834	162,527	23,822
Non-cash investing and financing activities:
- Consideration for acquisition of equity interest in a subsidiary paid in the form of common stocks	185,721	—	—	—
- Consideration for extinguishment of convertible notes liability paid in the form of common stocks of a subsidiary	—	721,188	—	—
- Stock issuance costs paid in the form of share-based payment	48,631	8,183`	—	—
- Subsidiary repurchased ordinary shares through the issuance of convertible notes	—	—	338,165	49,566
- Subsidiary issued ordinary shares on partial conversion of convertible notes	—	—	55,054	8,070
- Warrant issuance costs paid in the form of share-based payment	1,936	769	2,500	366
- Convertible note issuance costs paid in the form of share-based payment	28,796	9,891	31,451	4,610
Additional supplemental disclosure of cash flow information is set out in Note 27.
The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

							Accumulated
							other
							comprehensive
							income (loss) —
			Common stock		Additional		cumulative
			Number of		paid-in		translation
			shares	Amount	capital	Retained earnings	adjustments	Total
	Note		‘000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2006			18,647	154	554,178	441,870	1,095	997,297
Issuance of common stock	19		10,958	88	791,654	—	—	791,742
Stock issuance costs			—	—	(77,115)	—	—	(77,115)
Issue of stock purchase warrants to investors and external consultants	20	(c)	—	—	116,090	—	—	116,090
Warrant issuance costs			—	—	(4,500)	—	—	(4,500)
Recognition of compensation expense	20	(a)	—	—	58,707	—	—	58,707
Net loss			—	—	—	(19,834)	—	(19,834)
Shareholders’ contribution	18		—	—	459	—	—	459
Translation adjustments			—	—	—	—	7,203	7,203

Balance as of December 31, 2006			29,605	242	1,439,473	422,036	8,298	1,870,049
Issuance of common stock	19		1,344	9	115,375	—	—	115,384
Stock issuance costs			—	—	(9,032)	—	—	(9,032)
Issue of stock purchase warrants to investors and external consultants	20	(c)	—	—	32,546	—	—	32,546
Warrant issuance costs			—	—	(1,838)	—	—	(1,838)
Recognition of compensation expense	20	(a)	—	—	39,209	—	—	39,209
Net income			—	—	—	903,948	—	903,948
Reclassification of embedded derivative relating to 4.5% Notes	17	(a)	—	—	89,531	—	—	89,531
Beneficial conversion amount relating to 5.5% Notes	17	(b)	—	—	31,790	—	—	31,790
Shareholders’ contribution	18		—	—	487	—	—	487
Translation adjustments			—	—	—	—	(50,106)	(50,106)

Balance as of December 31, 2007			30,949	251	1,737,541	1,325,984	(41,808)	3,021,968
Issue of stock purchase warrants to investors and external consultants	20	(c)	—	—	48,904	—	—	48,904
Warrant issuance costs	20	(c)	—	—	(2,907)	—	—	(2,907)
Recognition of compensation expense	20	(a)	—	—	9,604	—	—	9,604
Net loss			—	—	—	(136,794)	—	(136,794)
Beneficial conversion amount relating to 5.5% Notes	17	(b)	—	—	73,933	—	—	73,933
Shareholders’ contribution	18		—	—	437	—	—	437
Translation adjustments			—	—	—	—	(33,815)	(33,815)

Balance as of December 31, 2008			30,949	251	1,867,512	1,189,190	(75,623)	2,981,330

Balance as of December 31, 2008 (in US$’000)				37	273,728	174,304	(11,084)	436,985

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
          Details of the Group’s subsidiaries and equity joint ventures are as follows:

			Percentage of equity
			interest attributable
			to the Group as of
		Place of	December 31,
Name	Note	incorporation	2007	2008	Principal activities
Qiao Xing Mobile Communication Co., Ltd. (“QXMC”)	(a)	BVI	61.3%	67.6%	Investment holding

Qiao Xing Communication Holdings Limited (“QXCH”)	(b)	BVI	100.0%	100.0%	Investment holding

CEC Telecom Co., Ltd. (“CECT”)	(c)	PRC	59.2%	65.3%	Manufacture and sales of mobile phones and accessories

Beijing CECT Yitong Technology Co., Ltd (“BCYT”)	(d)	PRC	39.5%	—

Huizhou CEC Telecom Co., Ltd. (“HCECT”)	(e)	PRC	—	—

Hui Zhou Qiao Xing Communication Industry Limited (“QXCI”)	(f)	PRC	90.0%	90.0%	Manufacture and sales of mobile phones and indoor phones

			Percentage of equity
			interest attributable
			to the Group as of
		Place of	December 31,
Name	Note	incorporation	2007	2008	Principal activities
Hui Zhou Qiao Xing Property Limited (“QXPL”)	(g)	PRC	90.0%	90.0%	Property and investment holding
Chifeng Sanchuan Mining Co., Ltd. (“CSMC”)	(h)	PRC	90.0%	90.0%	Investment holding
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
          Pursuant to a shareholders’ resolution of January 8, 2007, the par value of QXMC’s ordinary shares was reduced to nil and the company was authorized to issue an unlimited number of ordinary shares. On April 13, 2007, QXMC executed a 40-for-one split of its ordinary shares and, as a result, its issued and paid-up capital, all of which were then fully-owned by the Company, became converted into 40,000,000 ordinary shares of nil par value each.
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
          On January 7, 2008 QXMC issued 565,000 ordinary shares to its management team on exercise of stock option. On May 15, 2008, QXMC repurchased 6,966,666 ordinary shares of QXMC from two shareholders. All shares repurchased by QXMC were cancelled. On August 21, 2008, QXMC issued 1,511,397 ordinary shares to two investors on conversion of convertible notes issued by QXMC. As a result, the Company’s equity interest in QXMC changed to approximately 67.6% as of December 31, 2008.
          (b) QXCH was incorporated in the BVI on May 21, 2002. Its authorized capital is US$50,000, of which US$1 has been issued and paid up on June 8, 2002.
          (c) CECT is a limited liability company established in the PRC on May 22, 2000 with an initial permitted operating period of 30 years. QXMC completed the acquisition of an initial 65% equity interest in CECT from Tianjin Economic-Technological Development Area Co., Ltd. (“TEDA”), China Electronics Corporation (“CEC”) and other group companies of CEC at an aggregate cash consideration of RMB312,750,000 on February 8, 2003. Upon the acquisition, the permitted operating period of CECT was to February 7, 2033.
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
          (d) BCYT is a limited liability company established in the PRC on September 7, 2007 to engage in the sales of mobile phones and related accessories. BCYT has a permitted operating period of 20 years. Its registered capital is RMB30,000,000, of which RMB22,100,000 has been fully paid up as of December 31, 2007. The Group’s interest in BCYT through December 31, 2007 was held through CECT, which owns a 66.7% equity interest in BCYT. The Group’s interest in BCYT was disposed of during the year ended December 31, 2008.
          (e) HCECT was incorporated in January 2008 and was 100% owned by CECT. The Group’s interest in HCECT was disposed of subsequently during the year ended December 31, 2008.
          (f) QXCI is an equity joint venture established in the PRC on December 2, 2002 between the Group and QXGL to be operated for a term of 15 years until December 1, 2017. Its registered capital is RMB187,485,500 which was fully paid up on June 19, 2006.
          (g) QXPL is an equity joint venture established in the PRC on December 17, 2002 between the Group and QXGL to be operated for a term of 15 years until December 16, 2017. Its registered capital is RMB2,125,800 which was fully paid up on March 28, 2003.
          (h) CSMC is a limited liability company established in the PRC on June 22, 2007 with a permitted operating period that ends on December 31, 2022. Its registered capital is RMB10,000,000 which was fully paid up on June 15, 2007. The Group’s interest in CSMC through December 31, 2007 was held through QXPL, which owns a 100% equity interest in CSMC.
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
          Concentration of credit risk
          The Group performs ongoing credit evaluations of each customer’s financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management’s expectations. As of December 31, 2007 and 2008, the Group’s five largest accounts receivable accounted for approximately 38.0% and 60.7% of the Group’s total accounts receivable, respectively.
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
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          (a) Basis of consolidation
          The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries, including equity joint ventures. All material intercompany balances and transactions have been eliminated on consolidation.
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
          Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the consolidated balance sheet, and is not included in cash in the consolidated statements of cash flows.
          (d) Accounts and bills receivable
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
          Construction-in-progress represents factory and office buildings under construction. When material, the Group capitalizes interest during the construction phase of qualifying assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”. No interest has been capitalized in construction-in-progress during the years ended December 31, 2006, 2007 and 2008.
          Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.
          (g) Land use rights
          Land use rights represent the exclusive right to occupy and use a piece of land in the PRC during the contractual period of the rights. Land use rights are carried at cost, subject to adjustments resulting from the effects of purchase accounting, and are charged to expense on a straight-line basis over the terms of the rights.
          (h) Investments at cost
          Investments in which the Group does not have control or significant influence are carried at cost less impairment for declines in value that are deemed to be other than temporary. Income from the investments is accounted for to the extent of dividends received and receivable.
          (i) Goodwill
          Goodwill arose from the acquisition of equity interests in CECT (Note 11 (a)) and additional equity interest in QXMC (Note 11(b)). Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired in business combinations accounted for under the purchase method. The Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill be tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.
          The Group completed its annual goodwill impairment test for the years ended December 31, 2006, 2007 and 2008 and determined that no adjustment to the carrying value of goodwill was required.
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
          Intangible assets with determinable useful lives are amortized as follows:

Customer relationships	3 – 5 years
Completed technology	1.8 – 5 years
Core technology	4 – 5 years
Backlog	4 – 5 months
Licenses	5 years
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

	2007	2008
	RMB’000	RMB’000	US$’000
Balance at beginning of year	9,591	11,123	1,630
Provision	24,603	23,101	3,386
Utilized	(23,071)	(26,251)	(3,847)

Balance at end of year	11,123	7,973	1,169

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
          As of December 31, 2007 and 2008, the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Group during the year ended December 31, 2006, 2007 and 2008, and no provision for interest and penalties is deemed necessary as of December 31, 2007 and 2008.
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
          For the convenience of readers, certain 2008 Renminbi amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$1.00 = RMB6.8225, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 31, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other rate on December 31, 2008, or at any other date.
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
               (y) Financial instruments
          The Group accounts for derivative financial instruments under the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which requires that all derivative financial instruments be recognized in the financial statements and maintained at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows.
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
               (z) Issuance/repurchase of stock by QXMC to/from third parties
          The Group accounts for the issuance/repurchase of stock by QXMC to/from third parties as income statement transactions in accordance with SAB Topic 5H “Accounting for Sales of Stock by a Subsidiary”. Gain (loss) on the deemed disposal/acquisition were recognized when the Group’s share of net assets in QXMC after the deemed disposal/acquisition exceeds (is less than) the Group’s share of net assets in QXMC before the deemed disposal/acquisition.
               (aa) Recently issued accounting standards
          In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for assets and liabilities measured at fair value. SFAS No. 157 applies to existing accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. In February 2008, FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company adopted the effective portions of SFAS No. 157 beginning the year ended December 31, 2008, with no material impact to its consolidated financial statements. Management does not expect the adoption of FSP 157-2 to have a material impact on the Group’s consolidated financial statements.
          In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, “Business Combinations”. SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.
          In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more partially owned and consolidated subsidiaries. Except for the classification of minority interest as a component of equity, management does not expect the initial adoption of SFAS No. 160 will have a material impact on the Group’s consolidated financial statements.
          In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” This statement requires enhanced disclosures for derivative instruments and hedging activities that include how and why an entity uses derivatives, how these instruments and the related hedged items are accounted for under SFAS 133 and related interpretations, and how derivative instruments and related hedged items affect the entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Management does not expect the adoption of SFAS 161 to have a material impact on the Group’s consolidated financial statements.
          In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in FSP 142-3 shall be applied prospectively to intangible assets acquired after the effective date. Management does not expect the adoption of FSP 142-3 to have a material impact on Group’s consolidated financial statements.
          In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 became effective November 15, 2008. Management does not expect the adoption of SFAS No. 162 to have a material impact on the Group’s consolidated financial statements.
          In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP 14-1”), which requires the issuer of convertible debt instruments with cash settlement features to account separately for the liability and equity components of the instrument. The debt would be recognized at the present value of its cash flows discounted using the issuer’s nonconvertible debt borrowing rate at the time of issuance. The equity component would be recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP 14-1 will also require an accretion of the resultant debt discount over the expected life of the debt. The proposed transition guidance requires retrospective application to all periods presented, and does not grandfather existing instruments. FSP 14-1 is effective for fiscal years beginning after December 15, 2008. Management does not expect the adoption of FSP 14-1 to have a material impact on the Group’s consolidated financial statements.
          In June 2008, the Emerging Issue Task Force (“EITF”) issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. Management does not expect the adoption of EITF 07-5 to have a material effect on the Group’s consolidated financial statements.
          In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP 03-6-1”). FSP 03-6-1 clarifies that share-based payment awards that entitle their holders to receive non-forfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Company has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. Management does not expect the adoption of FSP 03-6-1 to have a material impact on Group’s consolidated financial statements.
          On October 10, 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” (FSP 157-3), which clarifies the application of SFAS No. 157 in a market that is not active. Additional guidance is provided regarding how the reporting entity’s own assumptions should be considered when relevant observable inputs do not exist, how available observable inputs in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of inputs available to measure fair value. FSP 157-3 became effective immediately upon issuance. Its adoption did not have a material effect on the Group’s consolidated financial statements.
          In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS No. 141R and SFAS No. 157. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. Management does not expect the adoption of EITF 08-7 to have a material impact on Group’s consolidated financial statements.

3. ACCOUNTS RECEIVABLE
          Accounts receivable consists of:

	2007	2008
	RMB’000	RMB’000	US$’000
Trade receivables
- related party (Note 28)	97,070	179,935	26,374
- third parties	856,025	998,590	146,368

	953,095	1,178,525	172,742
Less: Allowance for doubtful accounts	(11,577)	(244,418)	(35,826)

Accounts receivable, net	941,518	934,107	136,916

          Changes in the allowance for doubtful accounts are as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Beginning of year	8,616	11,577	1,697
Bad debt expense	3,384	233,503	34,226
Bad debt recovery	(423)	(662)	(97)

End of year	11,577	244,418	35,826

4. INVENTORIES
          Inventories consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
Raw materials	218,123	177,960	26,084
Finished goods	131,183	117,873	17,278

	349,306	295,833	43,362
Less: Reserve for obsolescence	(45,282)	(54,523)	(7,992)

Total Inventories	304,024	241,310	35,370

          Changes in the reserve for obsolescence are as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Beginning of year	34,077	45,282	6,637
Provision for obsolescence for the year	15,512	9,241	1,355
Provision for obsolescence recovery	(4,307)	—	—

End of year	45,282	54,523	7,992

5. PREPAID EXPENSES
          Prepaid expenses consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
Advances to suppliers	256,826	471,183	69,063
Prepaid design, licensing and tooling fees	16,092	25,364	3,718
Current portion of land use rights (Note 8)	830	829	121
Other	133	390	57

	273,881	497,766	72,959

6. OTHER CURRENT ASSETS
          Other current assets consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
Advances to staff	3,306	2,648	388
Advances to a third party (Note (a))	970,739	547,412	80,236
Interest receivable on advances to a third party (Note (a))	17,700	45,860	6,722
Rental and utility deposits	826	—	—
Receivable from sale of land use rights and construction-in-progress	108,904	—	—
Deposit for acquisition of land	8,000	—	—
Other	1,933	13,313	1,952

	1,111,408	609,233	89,298

          Note -
          (a) Advances to a third party are secured by a floating charge over all the assets of the borrower, bear interest at 5.0% per annum and are repayable on demand. All advances made and interest accrued thereon have been received subsequent to the end of the financial year.

7. PROPERTY, MACHINERY AND EQUIPMENT
          Property, machinery and equipment consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
Buildings and improvements	151,326	151,943	22,271
Machinery, equipment and software	83,384	87,462	12,820
Furniture and office equipment	6,231	6,553	960
Motor vehicles	2,149	3,905	572

	243,090	249,863	36,623
Less: Accumulated depreciation	(50,489)	(66,726)	(9,780)

Property, machinery and equipment, net	192,601	183,137	26,843

          All the Group’s property, machinery and equipment are principally located in the PRC.
          Depreciation charge for each of the year was allocated to the following expenses items:

	Year ended December 31,
	31, 2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cost of goods sold	8,502	9,563	9,533	1,397
Selling and distribution expenses	447	392	613	90
General and administrative expenses	2,175	7,068	6,595	967

Total	11,124	17,023	16,741	2,454

8. LAND USE RIGHTS, NET
          Land use rights consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
Cost	37,806	37,821	5,544
Less: Accumulated amortization	(870)	(1,688)	(248)

Land use rights, net	36,936	36,133	5,296
Amount classified as current portion (Note 5)	(830)	(829)	(121)

Amount classified as non-current portion	36,106	35,304	5,175

          Private ownership of land is not allowed in the PRC. Rather, entities acquire the right to use land for a designated term. As of December 31, 2008, land use rights of the Group, which are held through CECT, included certain parcels of land located at Langtou Village, Luoyang Town, Boluo County, Huizhou City, Guangdong Province, the PRC. The land has a total area of approximately 100,000 square meters and a lease term of 50 years. The land use right for approximately 77,410 square meters will expire in September 2051 and the remaining 22,590 square meters will expire in September 2052.
9. OTHER NON-CURRENT ASSETS
          Other non-current assets consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
Note receivable on the disposal of land and the related construction-in-progress	—	111,786	16,384

	—	111,786	16,384

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
          On August 16, 2008, the Company signed an agreement with the purchaser to extend the timing of the repayment of the remaining consideration of RMB108,904,000 to June 30, 2010. The interest rate on this receivable was set at 7.0%. During the year ended December 31, 2008, interest income of RMB 2,882,000 on this receivable was accrued and included in the balance of the receivable.

10. INVESTMENT AT COST
          Investment at cost represents the Group’s interest in CEC Mobile Co., Ltd. (“CECM”), a limited liability company established in the PRC to engage in the production and sale of mobile phones and accessories. The Group’s interest in CECM is held through CECT, which owns a 10.0% equity interest in the issued capital of CECM as of December 31, 2007 and 2008.
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
          (ii) On July 31, 2006, QXMC injected additional capital of US$18,750,000 (RMB149,600,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT was increased from 90% to 93.4%.
          (iii) On June 30, 2007, QXMC injected additional capital of US$50,000,000 (RMB380,425,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT was increased from 93.4% to 96.6%.
          The Group has accounted for QXMC’s step-up acquisitions of additional equity interests in CECT using the purchase method. This method requires the acquisition cost to be allocated to the assets acquired (including separately identifiable intangible assets) and liabilities assumed, based on a pro-rata share of their estimated fair values. For each of the acquisitions of additional equity interests in CECT completed during the years ended December 31, 2005, 2006 and 2007, the fair value of the underlying net assets, representing QXMC’s additional equity interest acquired in CECT, exceeded QXMC’s purchase price, giving rise to excess fair value over cost. Such excess fair value over cost was first allocated to reduce the purchase price allocated to certain non-financial assets. The remaining unallocated excess fair value over cost, net of minority interests, has been recognized as an extraordinary gain in the consolidated statements of operations of the Group in the year of acquisition.

          The following table summarizes the purchase price allocated to QXMC’s share of the fair value of the net assets acquired for each acquisition at acquisition date:

	July 31, 2006	June 30, 2007
	RMB’000	RMB’000
Cash consideration	149,600	380,425
Less: Ownership interest in cash consideration	(139,742)	(367,295)

Total net purchase consideration	9,858	13,130

Fair value of net assets acquired:
- Property, machinery and equipment	1,511	5,929
- Land use rights	—	1,222
- Other tangible assets and liabilities acquired	27,654	41,819
- In-process research and development	6,287	7,981
- Other intangible assets	13,914	16,009

Fair value of net assets acquired	49,366	72,960

Excess fair value over cost	39,508	59,830

Allocation of excess fair value over cost:
- Property, machinery and equipment	(1,511)	(5,929)
- Land use rights	—	(1,222)
- In-process research and development	(6,287)	(7,981)
- Other intangible assets	(13,914)	(16,009)

Excess fair value over cost allocated to fair value of long-term assets	(21,712)	(31,141)

Extraordinary gain before minority interests	17,796	28,689
Less: Minority interests’ share of extraordinary gain	(3,559)	(11,093)

Extraordinary gain after minority interests	14,237	17,596

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
          The acquisition of the additional equity interest in QXMC was accounted for under the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. Details of 20% of the fair value of the net assets of QXMC on November 30, 2006 are as follows:

RMB’000
Inventories	28,530
Property, machinery and equipment	36,737
Net deferred income tax liabilities	(8,746)
Other tangible assets and liabilities acquired	100,048
Intangible assets:
- In-process research and development	41,739
- Other intangible assets	63,656
Goodwill	94,100

Fair value of net assets acquired	356,064

Satisfied by:
- Cash consideration	170,343
- Fair value of the Company’s share issued (1,562,348 shares @ US$15.17 each)	185,721

Total purchase consideration	356,064

          In-process research and development of RMB41,739,000, representing the Company’s acquired interest in the estimated fair value of product technologies under development as of November 30, 2006, were charged to expense as these product development projects and the related research and development activities had no alternative future use. In-process research and development as of November 30, 2006 was valued using the multi-period excess earnings method. Under this method, the value of the in-process research and development asset was determined as the present value of the incremental after-tax cash flows attributable only to that asset. In accordance with EITF Issue No. 96-7, “Accounting for Deferred Taxes on In-Process Research and Development Activities Acquired in a Purchase Business Combination,” in-process research and development is charged to expense on a gross basis and does not reflect any tax benefit.

          (c) Change of equity interests in QXMC
          On May 3, 2007, the Company’s subsidiary, QXMC, completed a listing of its ordinary shares on the New York Stock Exchange (the “NYSE”). On May 8, 2007, QXMC and certain selling shareholders completed an IPO, priced at US$12.00 per share, of 12,500,000 new ordinary shares issued by QXMC and 833,334 ordinary shares offered by the selling shareholders. The Company did not receive any proceeds from the IPO. Immediately prior to the listing of QXMC’s ordinary shares on the NYSE on May 3, 2007, the investors of US$40,000,000 senior convertible notes issued by the Company exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of QXMC that were owned by the Company (the “Exchange”) and as a result, the Company’s equity interest in QXMC was decreased from 100.0%, or 40,000,000 shares, to 80.5%, or 32,200,000 shares, representing a disposal of 19.5% interest in QXMC. Based on the issue price of US$12.00 per share that was obtained during QXMC’s IPO, the fair value of QXMC’s shares given up by the Company in the Exchange was estimated to be approximately US$93,600,000 (RMB721,188,000).
          The Exchange resulted in a loss on the extinguishment of the US$40,000,000 senior convertible notes of RMB142,090,000 (US$19,479,000) during the year ended December 31, 2007, which is calculated as follows:

RMB’000
Cost of extinguishment (7,800,000 shares @ US$12.00 per share)	721,188
(Less) add: Carrying value of:
- Convertible notes	(238,325)
- Embedded derivatives	(365,476)
- Deferred debt issuance costs	24,703

Loss on extinguishment	(142,090)

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

     On January 7, 2008, QXMC issued 565,000 new ordinary shares at US$7.50 per share upon the exercise of share options granted to its director and certain employees.
     On May 15, 2008, QXMC repurchased 6,966,666 of its issued ordinary shares at US$6.94 per share from two existing shareholders of QXMC through the issuance of the 4.0% unsecured senior convertible notes (Note 17(c)). All ordinary shares repurchased were subsequently cancelled.
          As a consequence of the QXMC share issue and repurchase in 2008, the Company’s equity interest in QXMC was changed to 69.9%. In connection with the exercise of shares options and repurchase of issued ordinary shares, the Company recorded a gain of RMB 28,094,000 (US$4,118,000), which is calculated as follows:

	Exercise of	Repurchase of
	share options	shares	Total
	RMB’000	RMB’000	RMB’000
Share of net assets of QXMC after transaction	1,584,925	1,706,718	3,291,643
Less: Share of net asset of QXMC before transaction	(1,583,087)	(1,687,850)	(3,270,937)

Increase of net assets after transaction	1,838	18,868	20,706
Less: Goodwill relating to equity interest deemed disposed/acquired (Note 12)	(566)	7,954	7,388

Gain on deemed disposal/acquisition	1,272	26,822	28,094

     No deferred income tax has been provided on gains recognized, as the Company and QXMC were incorporated under the International Business Companies Act of the BVI and accordingly, are exempted from the payment of BVI income taxes.
     On August 19, 2008, the holders of the QXMC unsecured senior convertible notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share. The stock price of QXMC’s ordinary shares was US$5.31 at the date of exercise of the option to convert. As a consequence of the conversion of the conversion notes, the Company’s equity interest in QXMC was further changed to 67.6%.

          In connection with the conversion of the QXMC unsecured senior convertible notes, the Company recorded a loss of RMB 23,743,000 (US$3,480,000), which calculated as follows:

RMB’000
Share of net assets of QXM after conversion	1,838,425
Less: Share of net asset of QXM before conversion	(1,860,245)

Decrease of net assets after transaction	(21,820)
Less: Goodwill relating to equity interest deemed disposed/acquired (Note 12)	(1,923)

Loss on deemed disposal	(23,743)

     (d) Disposal of BCYT and HCECT by QXMC
     QXMC disposed of its interests in BCYT and HCECT during the year ended December 31, 2008. The condensed historical balances of the subsidiaries’ assets and liabilities that were disposed of consisted of:

	BCYT	HCECT	Total
	RMB’000	RMB’000	RMB’000
Cash	924	238	1,162
Other current assets	20,866	14,616	35,482
Property, machinery and equipment	—	10,876	10,876
Current liabilities	—	(5,808)	(5,808)
Minority interests	(2,071)	—	(2,071)

Net assets disposed of	19,719	19,922	39,641

     The gain on disposal of subsidiaries reflected in the consolidated statement of operations for the year ended December 31, 2008 is calculated as follows:

	BCYT	HCECT	Total
	RMB’000	RMB’000	RMB’000
Consideration	20,000	21,910	41,910
Net assets disposed	(19,719)	(19,922)	(39,641)

Gain on disposal	281	1,988	2,269

     The net cash outflow in respect of the disposal of subsidiaries during the year ended December 31, 2008 is as follows:

	BCYT	HCECT	Total
	RMB’000	RMB’000	RMB’000
Consideration	20,000	21,910	41,910
Cash disposed of	(924)	(238)	(1,162)
Consideration paid for through set-off of payables	(20,000)	(13,146)	(33,146)
Unpaid consideration as at December 31, 2008	—	(8,764)	(8,764)

Net cash outflow	(924)	(238)	(1,162)

12. GOODWILL
          Goodwill is analyzed as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Beginning of year	110,134	76,594	11,227
Amount deemed disposed of due to the conversion of Notes by QXMC (Note 11(c))	—	(1,923)	(282)
Amount increased due to repurchase of stock by QXMC (Note 11(c)	—	7,954	1,166
Amount disposed of due to the disposition of minority interest in QXMC (Note 11(c))	(16,915)	—	—
Amount deemed disposed of due to the sale of stock by QXMC (Note 11(c))	(16,625)	(566)	(83)

End of year	76,594	82,059	12,028

          All goodwill is allocated to the mobile phones business segment.

13. OTHER ACQUIRED INTANGIBLE ASSETS, NET
          Other acquired intangible assets, which arose from the acquisition by QXMC of its initial 65.0% equity interest in CECT on February 8, 2003, and as subsequently adjusted for the purchase accounting of the Company’s acquisition of the remaining 20.0% interest in QXMC on November 30, 2006 (Note 11(b)), consist of the following components:

	2007	2008
	RMB’000	RMB’000	US$’000
Cost:
- “CECT” brand	39,835	39,835	5,839
- Customer relationship	5,418	5,418	794
- Completed technology	16,950	16,950	2,484
- Core technology	24,193	24,193	3,546
- Backlog	9,175	9,175	1,345
- License	1,725	1,725	253

	97,296	97,296	14,261

Less: Accumulated impairment
-“CECT” brand	—	26,235	3,845
Less: Accumulated amortization
- Customer relationship	4,470	5,118	750
- Completed technology	10,866	16,950	2,484
- Core technology	10,455	15,327	2,247
- Backlog	9,175	9,175	1,345
- License	1,602	1,725	253

	36,568	74,530	10,924

Other acquired intangible assets, net	60,728	22,766	3,337

          The fair value of the “CECT” brand name was estimated using the Relief-from-Royalty Method, a discounted cash flow approach which brings into play, in the case of CECT, a single set of estimated cash flows and a discount rate commensurate with the risk. The cash flow contribution from the brand name comes from savings in royalty that CECT would have to pay to a third party for the use of its brand name if CECT had not had the right to use it but nevertheless had wanted its products to have a recognized brand. The cash flow contribution of the “CECT” brand name is linked to the cash inflow from the sales revenue of CECT. As there is a lack of publicly available information about comparable licensing transactions in the PRC suitable for the Group’s purpose, the royalty savings as a percentage of sales revenue is estimated by comparing the operational profit margin as a percentage of sales revenue of CECT with its superior “CECT” brand name with those of comparable companies in the PRC which operate on an OEM sub-contractor basis or with an inferior brand. Also, marketing expense is required to maintain the brand name for CECT. An average of marketing expense as a percentage of sales revenue is taken from the statements of operations of CECT in the medium term forecast. This percentage is then used to estimate cash outflow relating to marketing expense in the cash flow forecast under the Relief-from-Royalty Method.
          The impairment tests conducted by the Group on the “CECT” brand name for the years ended December 31, 2006 and 2007 did not result in any impairment charges. For the year ended December 31, 2008, due to the Group’s strategic shift to focus more on its high-end VEVA-branded handsets, the Group recorded an impairment charge of RMB26,235 (US$3,845) on its “CECT” brand name.

          The expected future amortization expense of other acquired intangible assets is as follows:

	Amount
	RMB’000	US$’000
Year ending December 31,

- 2009	4,733	694
- 2010	4,433	650

Total	9,166	1,344

14. SHORT-TERM BANK BORROWINGS
          Short-term bank borrowings consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
Bills payable	264,335	193,850	28,414
Bank loans	1,157,119	1,108,755	162,514
Other borrowings, secured by bills receivable	50,000	198,250	29,058

	1,471,454	1,500,855	219,986

          Bills payable are a form of bank borrowing with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing interest rate of bank loans.
          During each of the periods presented, the Group entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The weighted average interest rate on these bank loans was 5.8%, 6.4% and 7.1% per annum during the years ended December 31, 2006, 2007 and 2008, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense is payable on a monthly or quarterly basis.
          Short-term bank borrowings are secured by the following:

	2007	2008
	RMB’000	RMB’000	US$’000
Pledged of:
- Bank deposits of the Group	197,951	263,800	38,666
- Bank deposits of a director	36,519	—	—
- Bills receivable of the Group	50,000	40,000	5,863

Guarantees provided by:
- QXGL	160,000	190,000	27,849
- QXGL and directors	570,000	360,000	52,767
- QXGL, directors and third parties	400,000	400,000	58,630
- Directors	150,000	368,500	54,012

15. OTHER PAYABLES
          Other payables consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
Payables for purchase and construction of property, machinery and equipment	5,692	5,941	870
Rental payable	645	1,243	182
Expenses relating to QXMC’s IPO	1,285	—	—
Proceeds received from employees for the exercise of share options	30,911	—	—
Others	3,476	6,940	1,018

	42,009	14,124	2,070

16. ACCRUED LIABILITIES
          Accrued liabilities consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
Accruals for:
- Design, licensing and tooling fees	48,491	41,516	6,085
- Salaries	5,027	5,861	859
- Staff benefits	2,761	3,022	443
- Advertising	35	35	5
- Warranty (Note 2(m))	11,123	7,973	1,169
- Interest	10,876	14,254	2,089
- Professional service fees	9,756	11,114	1,629
- Others	1,596	3,988	585
Provision for litigation settlement	15,319	—	—

	104,984	87,763	12,864

17. CONVERTIBLE NOTES
          Convertible notes consist of:

	2007	2008
	RMB’000	RMB’000	US$’000
4.5% unsecured senior convertible notes (Note (a))	189,660	177,385	26,000
5.5% unsecured senior convertible notes (Note (b))	135,667	—	—
QXMC 4.0% unsecured senior convertible notes (Note (c))	—	206,211	30,225

Total debts	325,327	383,596	56,225
Less: Amount classified as current liabilities	(135,667)	(383,596)	(56,225)

Amount classified as non-current liabilities	189,660	—	—

          Notes -
          (a) 4.5% unsecured senior convertible notes
          On October 31, 2006, the Company issued and sold to two institutional investors US$26,000,000 aggregate principal amount of 4.5% unsecured senior convertible notes (the “4.5% Notes”). In addition, the Company also issued common stock purchase warrants to the investors (the “October Investor Warrants”) and its placement agent (the “October Agent Warrants”) to purchase up to 363,637 and 181,818 shares of common stock of the Company, respectively.
          The material terms and conditions of the 4.5% Notes are summarized as follows:
•	the notes bear interest at the rate of 4.5% per annum, payable in cash in arrears on a calendar quarterly basis beginning December 31, 2006;

•	the notes mature on April 30, 2009;

•	the notes are convertible, at the investor’s option, into common stock of the Company at an initial conversion price of US$14.30 per share. The conversion price for the Company’s common stock is subject to reset when the volume weighted average price (“VWAP”) of the Company’s common stock for the five trading days ending on each six-month anniversary from October 31, 2006 until maturity of the Notes (each a “Reset Date”) is less than US$13.00 (or such previously reset price). In the event of a reset, the conversion price will be set equal to the greater of US$7.80 or 100% of the VWAP of the Company’s common stock for the five trading days ending on the applicable Reset Date. As of December 31, 2008, the conversion price of the 4.5% Notes had been reset to US$5.56 per share due to dilutive issuance adjustments related to the issuance and price reset of the 5.5% unsecured senior convertible notes (Note(b));

•	the notes will not be convertible to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to the conversion; and

•	the holders of the notes have the right to require the Company to redeem the notes after one year in an amount equal to the sum of (a) the outstanding principal of the Notes, (b) the accrued and unpaid interest thereon, and (c) 3% on the sum of (a) and (b). Consequently, the 4.5% Notes were classified as current liabilities on the consolidated balance sheet as of December 31, 2006. Due to the expiration of the early redemption option in October 2007, the 4.5% Notes were reclassified to non-current liabilities as of December 31, 2007;

          The material terms and conditions of the warrants are summarized as follows:
•	the warrants have an initial exercise price of US$14.30 per share and may be exercised at any time during a 5-year period commencing from October 31, 2006;

•	the warrants will not be exercisable to the extent that after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to such exercise; and

•	the warrants require an automatic repricing of the exercise price if the Company makes certain sales of its common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price.
          The 4.5% Notes included on the consolidated balance sheets are analyzed as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Gross proceeds from 4.5% Notes	202,475	202,475	29,678
Discount on notes:
- Equity-classified October Investor Warrants (Note (i))	(14,534)	(14,534)	(2,130)
- Liability-classified embedded derivatives (Note (ii))	(111,341)	(111,341)	(16,320)

Value of debt component at date of issue	76,600	76,600	11,228
Foreign currency realignment	(10,242)	(22,517)	(3,300)
Accretion of discount (Note (iii))	123,302	123,302	18,072

Value of debt component at end of year	189,660	177,385	26,000

          Notes —
          (i) The terms and features of the October Investor Warrants were evaluated under the guidance set forth in EITF Issue No. 00-19 and the Company concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present.
          Pursuant to APB Opinion No. 14, the gross proceeds of RMB202,475,000 from the issuance of the US$26,000,000 notes were allocated to the October Investors Warrants and the 4.5% Notes on a relative fair value basis. The fair value of the 363,637 October Investors Warrants applied for the purposes of the aforementioned allocation was computed using the Black-Scholes option-pricing model on the grant date of the warrants and amounted to approximately RMB22,686,000. As a result of the allocation, approximately RMB14,534,000 of the gross proceeds from the issuance of the 4.5% Notes was allocated to the value of the October Investor Warrants, which was recorded as a discount to the face value of the 4.5% Notes and credited to additional paid-in capital. The following assumptions were used to value the October Investor Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 67.52%, risk free interest rate of 4.60% and an expected life of 3.25 years.
          (ii) The 4.5% Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the notes by the note holders, an early redemption premium put, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133 and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet on the date of initial recognition. The value of the embedded compound derivatives, which amounted to approximately RMB111,341,000 on the date of initial recognition, has been deducted as a discount to the face value of the 4.5% Notes and recorded as a liability on the balance sheet. Subsequent to initial recognition, the liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the consolidated statements of operations. The valuation of the embedded derivatives at each period-end is derived from various valuation methods which uses significant unobservable inputs (Level 3), including Monte Carlo Simulation and Backward Dynamic Programming.
     The liability-classified embedded derivatives included in the consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 is analyzed as followings:

	RMB’000	US$’000
Value on initial recognition	111,341	16,320
Foreign currency realignment	806	118
Gain on remeasurement included in earnings	(29,449)	(4,316)

Balance at December 31, 2006	82,698	12,122
Foreign currency realignment	(3,318)	(487)
Gain on remeasurement included in earnings	18,865	2,765
*Reclassification	(89,531)	(13,123)

Balance at December 31, 2007	8,714	1,277
Foreign currency realignment	(468)	(69)
Gain on remeasurement included in earnings	(5,296)	(776)

Balance at December 31, 2008	2,950	432

Gain on remeasurement for the period include in earnings attributable to the change in unrealized gain of liabilities still outstanding at end of year	(5,296)	(776)

*	Due to the expiration of the early redemption premium put in October 2007, the Company reassessed the classification of the embedded conversion option of the 4.5% Notes and concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present. Consequently, the fair value of the embedded conversion option as of the date of expiration of the early redemption premium put option, which amounted to approximately RMB89,531,000, was reclassified to additional paid-in capital.
          The liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations.
          (iii) The discount arising from the October Investors Warrants and the embedded derivatives is accreted to interest expense to the first put date of the 4.5% Notes using the effective interest method.
          The carrying amount and the estimated fair value of the 4.5% Notes at December 31, 2008 was RMB177,385,000 (US$26,000,000) and RMB174,018,000 (US$25,507,000), respectively.

          Costs associated with the issuance of the 4.5% Notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Amount attributed to June Agent Warrants (Note (i))	10,529	10,529	1,543
Other cash costs	14,385	14,385	2,108

Total deferred debt issuance costs on initial recognition	24,914	24,914	3,651
Foreign currency realignment	(510)	(510)	(75)
Accumulated amortization (Note (ii))	(24,404)	(24,404)	(3,576)

Net value at end of year	—	—	—

          Notes —
          (i) The fair value of the October Agent Warrants, as computed using the Black-Scholes option pricing model on the grant date, amounted to approximately RMB11,343,000. Of this amount, RMB10,529,000 was capitalized as deferred debt issuance costs on the consolidated balance sheet while the balance of RMB814,000 was debited to additional paid-in capital as cost associated with the issuance of the October Investor Warrants. The following assumptions were used to value the June Agent Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 67.52%, risk free interest rate of 4.60% and an expected life of 3.25 years.
          (ii) The deferred debt issuance costs are amortized to expense to the first put date of the 4.5% Notes using the effective interest method.

          (b) 5.5% unsecured senior convertible notes
          On August 17, 2007, the Company issued and sold to the same investors of the 4.5% Notes US$25,000,000 aggregate principal amount of 5.5% unsecured senior convertible notes (the “5.5% Notes”). In addition, the Company also issued common stock purchase warrants to the investors (the “August Investor Warrants”) and its placement agent (the “August Agent Warrants”) to purchase up to 490,677 and 245,339 shares of common stock of the Company, respectively.
          The material terms and conditions of the 5.5% Notes are summarized as follows:
•	the notes bear interest at the rate of 5.5% per annum, payable in cash in arrears on a calendar semi-annual basis beginning December 31, 2007;

•	the notes mature on February 17, 2010;

•	the notes are convertible, at the investor’s option, into common stock of the Company at an initial conversion price of US$10.19 per share. The conversion price for the Company’s common stock is subject to reset when the volume weighted average price (“VWAP”) of the Company’s common stock for the five trading days ending on each two-month anniversary from August 17, 2007 until maturity of the Notes (each a “Reset Date”) is less than US$9.26 (or such previously reset price). In the event of a reset, the conversion price will be set equal to the greater of US$5.56 or 90% of the VWAP of the Company’s common stock for the five trading days ending on the applicable Reset Date.

•	the notes will not be convertible to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to the conversion; and

•	the holders of the notes have the right to require the Company to redeem the notes after one year in an amount equal to 100% of the sum of (a) the outstanding principal of the Notes, (b) the accrued and unpaid interest thereon. Consequently, the 5.5% Notes were classified as current liabilities on the consolidated balance sheet as of December 31, 2007.
          The material terms and conditions of the warrants are summarized as follows:
•	the warrants have an initial exercise price of US$10.19 per share and may be exercised at any time during a 5-year period commencing from August 17, 2007;

•	the warrants will not be exercisable to the extent that after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to such exercise; and

•	the warrants require an automatic repricing of the exercise price if the Company makes certain sales of its common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price.

          The 5.5% Notes included on the consolidated balance sheets are analyzed as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Gross proceeds from 5.5% Notes	189,900	189,900	27,834
Discount on notes:
- Equity-classified August Investor Warrants (Note (i))	(13,703)	(13,703)	(2,009)
- Equity-classified embedded derivative (Note (ii))
- Liability-classified embedded derivatives (Note (ii))	(11,064)	(11,064)	(1,622)

Value of debt component at date of issue	165,133	165,133	24,203
Foreign currency realignment	(6,375)	(14,760)	(2,187)
Beneficial conversion amount arising on conversion price reset (iii)	(31,790)	(104,998)	(15,390)
Accretion of discount (Note (iv))	8,699	126,388	18,549
Redemption of debt	—	(171,763)	(25,175)

Value of debt component at end of year	135,667	—	—
Less: Amount classified as current liabilities	(135,667)	—	—

Amount classified as non-current liabilities	—	—	—

          Notes —
          (i) The terms and features of the August Investor Warrants were evaluated under the guidance set forth in EITF Issue No. 00-19 and the Company concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present.
          Pursuant to APB Opinion No. 14, the gross proceeds of RMB189,900,000 from the issuance of the US$25,000,000 notes were allocated to the August Investors Warrants and the 5.5% Notes on a relative fair value basis. The fair value of the 490,677 August Investors Warrants applied for the purposes of the aforementioned allocation was computed using a multi-period binomial option pricing model on the grant date of the warrants and amounted to approximately RMB21,319,000. As a result of the allocation, approximately RMB13,703,000 of the gross proceeds from the issuance of the 5.5% Notes was allocated to the value of the August Investor Warrants, which was recorded as a discount to the face value of the 5.5% Notes and credited to additional paid-in capital. The following assumptions were used to value the August Investor Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 60.55%, risk free interest rate of 4.22% and an expected life of 2.5 years.
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

          The liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the statement of operations. For the year ended December 31, 2008 and 2007, the remeasurement of the liability-classified embedded derivatives resulted in non-cash gain of RMB9,800,000 (US$1,436,000) and RMB335,000 respectively.
          (iii) On December 17, 2007, pursuant to the terms of the 5.5% Notes, the price for the conversion of the notes into common stock of the Company was reset from US$10.19 to US$7.69. As a consequence of this reset, a beneficial conversion amount of RMB31,790,000 arose, which was recorded as a discount to the 5.5% Notes and credited to additional paid-in capital.
          On February 17, April 17 and June 17, 2008, the price for the conversion of the 5.5% Notes into common stock of the Company was reset to US$6.65, US$6.50 and US$5.56, respectively. As a consequence of these resets, a total beneficial conversion amount of RMB71,884,000 (US$10,536,000) was recorded as discount to the 5.5% Notes and credited to additional paid-in capital.
          On August 17, 2009 the holders of the 5.5% Notes exercised the early redemption option right and required the Company to redeem the notes. The Company redeemed all the 5.5% Notes thereafter.
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
          Costs associated with the issuance of the 5.5% Notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Amount attributed to August Agent Warrants (Note (i))	9,891	9,891	1,450
Other cash costs	13,743	13,743	2,014

Total deferred debt issuance costs on initial recognition	23,634	23,634	3,464
Foreign currency realignment	(754)	(1,446)	(190)
Accumulated amortization (Note (ii))	(8,301)	(22,188)	(3,274)

Net value at end of year	14,579	—	—

          Notes —
          (i) The fair value of the August Agent Warrants, as computed using a multi-period binomial option pricing model on the grant date, amounted to approximately RMB10,660,000. Of this amount, RMB9,891,000 was capitalized as deferred debt issuance costs on the consolidated balance sheet while the balance of RMB769,000 was debited to additional paid-in capital as cost associated with the issuance of the August Investor Warrants. The following assumptions were used to value the August Agent Warrants on the grant date: expected dividend yield of 0.00%, expected stock price volatility of 60.55%, risk free interest rate of 4.22% and an expected life of 2.5 years.
          (ii) The deferred debt issuance costs are amortized to expense to the first put date of the 5.5% Notes using the effective interest method.

        (c) QXMC 4.0% unsecured senior convertible notes
     On May 15, 2008, QXMC issued to the same investors of the 4.5% Notes and 5.5% Notes US$70,000,000 aggregate principal amount of 4.0% unsecured senior convertible notes (the “QXMC 4.0% Notes”) that came with warrants to purchase 1,648,721 ordinary shares of QXMC (the “QXMC Investor Warrants”). The consideration paid on May 15, 2008 by the investors for the QXMC 4.0% Notes comprised a combination of 6,966,666 ordinary shares of QXMC that were owned by the investors, valued at approximately US$48,349,000 based on the closing market price of the QXMC’s ordinary shares on May 14, 2008, and cash of US$21,651,000. All ordinary shares of QXMC submitted by the investors in exchange for the QXMC 4.0% Notes were cancelled. In addition, QXMC also issued warrants to its placement agent to purchase up to 942,127 ordinary shares of QXMC at terms identical to the QXMC Investor Warrants (the “QXMC Agent Warrants” and collectively with the QXMC Investor Warrants, the “QXMC Warrants”).
     The material terms and conditions of the QXMC 4.0% Notes are summarized as follows:
     • the notes are unsecured and mature on May 15, 2011;
     • the notes bear interest at a rate of 4.0% per annum, payable in cash in arrears on a calendar semi-annual basis beginning June 30, 2008, and the default rate is 15%;
     • the notes are convertible at the holders’ option into ordinary shares of QXMC at an initial conversion price of $7.43 per share. The conversion price is subject to reset if the average of the daily volume weighted average price (“VWAP”) of QXMC’s ordinary shares for the five consecutive trading days ending on each three-month anniversary of the issuance date of the notes until maturity (each a “Reset Date”) is less than $6.76. In that event, the conversion price is reset to a price equal to the greater of US$4.05 or 92.5% of the arithmetic average of the daily VWAP of QXMC’s ordinary shares for the five trading days ending on the applicable Reset Date. The conversion price of the notes was reset to US$4.05 on November 15, 2008;
     • the notes cannot be converted if, after giving effect to such conversion, the holders of the notes (together with their affiliates) would beneficially own in excess of 9.99% of QXMC’s ordinary shares outstanding immediately after giving effect to the conversion;
     • the notes require an automatic re-pricing of the conversion price if QXMC make certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the conversion price;
     • the holders of the notes have the right to require QXMC to redeem the notes at any time on or after the 18 month anniversary of the issuance date of the Notes in an amount equal to the sum of (a) the outstanding principal of the Notes, and (b) the accrued and unpaid interest thereon. Accordingly, the notes were classified as current liabilities on the consolidated balance sheet as of December 31, 2008;
     • in the event of a default, change of control and certain other fundamental transactions, the holders of the notes have the right to require QXMC to redeem all or any portion of the notes at a price equal to the greater of (i) the amount to be redeemed multiplied by a redemption premium of 125% and (ii) the amount to be redeemed multiplied by the quotient determined by dividing the closing bid price of QXMC’s ordinary shares on the date immediately preceding such event by the conversion price of the notes;
     • all principal, interest, late charges and other amounts due under the notes that are payable in cash shall be settled in U.S. dollars in an amount equal to the applicable U.S. dollar cash payment due under the terms of the notes multiplied by 6.99 and divided by the exchange rate of one U.S. dollar to RMB on the date such payment is due; and
     • QXMC is required under the terms of the Registration Rights Agreement to file with the Securities and Exchange Commission (“SEC”) a registration statement to register the ordinary shares issuable upon the conversion of the notes and the exercise of the Warrants to permit the resale of such ordinary shares to the public. The registration statement was filed by QXMC on June 27, 2008 and was declared effective by the SEC on July 11, 2008.
     The material terms and conditions of the QXMC Warrants are summarized as follows:

     • the initial exercise price of each QXMC Warrant is $8.91 per share, subject to adjustments as provided for in the Warrant;
     • the QXMC Warrants are exercisable at any time during a period of five years from May 15, 2008;
     • the QXMC Warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the QXMC Warrants is not available for the resale upon the exercise of the QXMC Warrants;
     • the QXMC Warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of QXMC’s ordinary shares outstanding immediately after giving effect to such exercise; and
     • the QXMC Warrants require an automatic re-pricing of the exercise price if QXMC makes certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the exercise price of the QXMC Warrants.
     The notes included on the consolidated balance sheets are analyzed as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Gross proceeds from QXMC 4.0% Notes	—	489,601	71,763
Discount on notes:
- Equity-classified October QXMC Investor Warrants (Note (i))	—	(36,062)	(5,286)
- Liability-classified embedded derivatives (Note (ii))	—	(304,037)	(44,564)

Value of debt component at date of issue	—	149,502	21,913
Foreign currency realignment	—	7,484	1,097
Accretion of discount (Note (iii))	—	70,512	10,335
Partial conversion of Notes into ordinary shares		(21,287)	(3,120)

Value of debt component at end of year	—	206,211	30,225

     Notes:
     (i) The terms and features of the QXMC Investor Warrants were evaluated under the guidance set forth in EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to a Company’s Own Stock” and QXMC concluded that all indicators for equity classification provided in EITF Issue No. 00-19 were present.
     Pursuant to APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,” the gross proceeds from the issuance of the notes were allocated to the Investors Warrants and the notes on a relative fair value basis. The fair value of the Investors Warrants applied for the purposes of the aforementioned allocation was estimated using a multi-period binomial option pricing model on the grant date of the warrants and amounted to approximately RMB59,415,000 (US$8,709,000). As a result of the allocation, approximately RMB36,062,000 (US$5,286,000) of the gross proceeds from the issuance of the notes was allocated to the value of the QXMC Investor Warrants, which was recorded as a discount to the face value of the notes and credited to additional paid-in capital.
     (ii) The notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the notes into ordinary shares of QXMC by the note holders, a put option conditional upon certain events of default and a put option conditional upon a change of control. In accordance with the guidance of SFAS No. 133, as amended, “Accounting for Derivative Instruments and Hedging Activities,” and EITF Issue No. 00-19, the embedded derivatives must be removed from the debt host and accounted for separately as derivative instruments. Based on EITF No. 00-19, the embedded derivatives were determined to be classified as liabilities on the balance sheet. The value of the embedded compound derivatives on the date of initial recognition has been deducted as a discount to the face value of the notes and recorded as a liability on the balance sheet. Subsequent to initial recognition, the liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the consolidated statements of operations. The valuation of the embedded derivatives was derived by using various valuation methods which uses significant unobservable inputs (Level 3), including Monte Carlo Simulation and Backward Dynamic Programming.
     The liability-classified embedded derivatives included on the consolidated balance sheet as of December 31, 2008 is analyzed as followings:

	RMB’000	US$’000
Value on initial recognition	304,037	44,564
Foreign currency realignment	(6,551)	(961)
Gain on remeasurement included in earnings	(144,939)	(21,244)
Settled on conversion of Notes	(28,417)	(4,165)

Net value at end of year	124,130	18,194

Gain on remeasurement for the period include in earnings attributable to the change in unrealized gain of liabilities still outstanding at end of year	(138,206)	(20,257)

     (iii) The discount arising from the Investors Warrants and the embedded derivatives is accreted to interest expense to the first put date of the notes using the effective interest method.
     The carrying amount and the estimated fair value of the QXMC 4.0% Notes at December 31, 2008 was RMB206,211 (US$30,225) and RMB357,621 (US$52,418), respectively.
     Costs associated with the issuance of the notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Amount attributed to August Agent Warrants (Note (i))	—	31,451	4,610
Other cash costs	—	20,887	3,061

Total deferred debt issuance costs on initial recognition	—	52,338	7,671
Foreign currency realignment	—	(1,198)	(176)
Accumulated amortization (Note (ii))	—	(10,851)	(1,590)
Written-off conversion of QXMC 4% Notes	—	(5,600)	(821)

Net value at end of year	—	34,689	5,084

     (i) The fair value of the QXMC Agent Warrants on the grant date, which was estimated using a multi-period binomial option pricing model, amounted to approximately RMB33,951,000 (US$4,976,000). Of this amount, RMB31,451,000 (US$4,610,000) was debited to deferred debt issuance costs as cost associated with the issuance of the notes, while the balance of RMB2,500,000 (US$366,000) was debited to additional paid-in capital as cost associated with the issuance of the QXMC Investor Warrants.
     (ii) The deferred debt issuance costs are amortized to expense to the first put date of the notes using the effective interest method.
     On August 19, 2008, the holders of the notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a loss of RMB10,634,000 (US$1,559,000) computed as follows:

	RMB’000	US$’000
Fair value of ordinary shares issued (@ US$5.31 per share)	55,054	8,069
(Less) add: Carrying amount of:
- Notes	(21,287)	(3,120)
- Accrued interest	(316)	(46)
- Embedded derivatives	(28,417)	(4,165)
- Deferred debt issuance costs	5,600	821

Loss on extinguishment of convertible debts	10,634	1,559

18. SHAREHOLDERS’ LOANS
          These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2010. For financial reporting purposes for the year ended December 31, 2008, interest expense of approximately RMB437,000 (US$64,000) (2007: RMB487,000; 2006: RMB459,000) was imputed based on the cost of borrowings of approximately 6.5% (2007: 6.5%; 2006: 5.9%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.
19. COMMON STOCK TRANSACTIONS
          The Company issued common stock during the years ended December 31, 2005, 2006 and 2007 as follows:

		Weighted
	Number of	average issue
	shares	price
		US$
Balance as of December 31, 2005	18,646,676
Issuance of shares to private investors	5,000,000	8.70
Issuance of shares to option holders (Note 20(a))	2,000,000	7.00
Issuance of shares to warrant holders (Note 20(c))	2,395,979	7.83
Issuance of shares as part consideration for the acquisition of the remaining 20% interest in QXMC (Note 11(b))	1,562,348	15.17

Balance of December 31, 2006	29,605,003
Issuance of shares to private investors	1,300,000	11.80
Issuance of shares to warrant holders (Note 20(c))	43,833	4.54

Balance of December 31, 2007	30,948,836

Balance of December 31, 2008	30,948,836

          As of December 31, 2008, the authorized shares of the Company were 50,000,000 shares, outstanding and fully paid shares were 30,948,836 shares. On January 9, 2009, in order to facilitate the acquisition of China Luxuriance Jade Company, Ltd (Note 26), the Company increased its authorized shares to 200,000,000 shares.

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
          No options were granted by the Company pursuant to the 2005 Stock Plan during the years ended December 31, 2007 and 2008.
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

The stock option activities of QXMC during the year ended December 31, 2008 and 2007 were as follows:

		Weighted	Weighted
		average	average
	Shares	exercise	remaining	Aggregate
	Underlying	price	contractual	intrinsic
	Options	per share	term	Value
		US$		US$’000
Balance as of January 1, 2007	—	—
Granted on March 19, 2007:
- To a director and employees (Note (i))	2,716,520	7.50		—
- To a consultant (Note (ii))	1,200,000	18.00		—

Balance as of December 31, 2007	3,916,520	10.72
Exercised	(565,000)	7.5		—
Forfeited	(140,000)	7.5		—

Balance as of December 31, 2008	3,211,520	11.42	3.1 years	—

Vested and expected to vest as of December 31, 2008	3,211,520	11.42	3.1 years	—

Exercisable as of December 31, 2008	1,847,680	14.32	2.3 years	—

          Notes –
     (i) On March 19, 2007, QXMC granted stock options to a director and various employees of QXMC to purchase 2,716,520 shares of the QXMC’s ordinary shares at an exercise price of US$7.50 per share. The options granted have terms ranging from 2 to 6 years from the date of grant and vest on various dates commencing from November 1, 2007.
     The weighted-average fair value of the share options on the date of grant was US$5.23 per share option, which was estimated by management using the Black-Scholes option pricing based on the following assumptions:

Fair value of underlying ordinary shares on grant date	US$	10.43
Expected share price volatility		47.50%
Expected dividend yield		0.0%
Expected term (in years)		3.5
Risk-free interest rate		5.0%
     The estimated fair value of QXMC’s underlying shares on the date of grant was determined by management considering the valuation performed by an unrelated independent valuation firm.
     Compensation expense is recognized based on the grant date fair value over the period that the employees are required to provide services in exchange for the award. The amount of share-based compensation expense recognized for the options was approximately US$5,119,000 and US$2,111,000 (RMB14,668,000) during the years ended December 31, 2007 and 2008, respectively. Of the expense recognized in 2007, 1% was charged to selling and distribution expenses, 94% to general and administrative expenses and 5% to research and development expenses. Of the expense recognized in 2008, 2% was charged to selling and distribution expenses, 83% to general and administrative expenses and 15% to research and development expenses. As of December 31, 2008, the total unrecognized compensation cost related to unvested share options amounted to US$6,378,000, which is expected to be recognized over a remaining weighted average vesting periods of 3.3 years.
     On January 7, 2008, QXMC issued 565,000 new ordinary shares at US$7.50 per share upon the exercise of this share options. The total cash upon the exercise of the share options at amount of RMB30,911,000 had been received in 2007.

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
          The fair value of the option on the date of grant was US$1.385 per share which was estimated by management using the Black-Scholes option pricing based on the following assumptions:

Fair value of QXMC’s underlying ordinary share on grant date	US$10.43
Risk-free interest rate	5.10%
Expected dividend yield	0.00%
Expected term	2.0 years
Expected stock price volatility	48.90%

          (c) Stock purchase warrants of the Company
          The warrant activities of the Company during the years ended December 31, 2006, 2007 and 2008 were as follows:

		Weighted
	Number of	average
	stock	exercise
	warrants	price
		US$
Outstanding, as of December 31, 2005	535,000	9.784
Issued:
- To share investors and placement agents (Note (i))	1,350,000	10.578
- To 3.5% Notes investors and placement agent	1,844,955	8.027
- To 4.5% Notes investors and placement agent (Note 17(a))	545,455	14.300
- To a consultant as settlement of outstanding accounts payable (Note (ii))	150,000	8.125
Repricing adjustment (Note (iii))	128,703	—
Exercised	(2,395,979)	7.835

Outstanding as of December 31, 2006	2,158,134	11.385
Issued:
- To share investors and placement agents (Note (iv))	473,814	13.000
- To 5.5% Notes investors and placement agent (Note 17(b))	736,016	10.190
Repricing adjustment (Note (v))	1,555,191	—
Exercised (Note (vi))	(56,877)	7.983

Outstanding as of December 31, 2007	4,866,278	7.763
Repricing adjustment (Note (vii))	333,793	—

Outstanding as of December 31, 2008	5,200,071	7.265

Exercisable as of December 31, 2008	5,200,071	7.265

Exercisable as of December 31, 2007	4,866,278	7.763

          Notes –
          (i) The fair value of the 1,350,000 warrants, which amounted to approximately RMB48,631,000 as computed using the Black-Scholes option-pricing model on the respective grant dates, was debited to additional paid-in capital as stock issuance costs during the year ended December 31, 2006.
          (ii) The fair value of the 150,000 warrants, which amounted to approximately RMB3,674,000 as computed using the Black-Scholes option-pricing model on the grant date, was debited to accounts payable in settlement of an amount of RMB3,678,000 owing to the consultant.
          (iii) Due to the sales of common stock and the issuance of the 3.5% Notes, the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2006.
          (iv) The fair value of the 473,814 warrants, which amounted to approximately RMB8,183,000 as computed using a multi-period binomial option pricing model on the grant date, was debited to additional paid-in capital as stock issuance costs during the year ended December 31, 2007.
          (v) Due to the issuance of the 5.5% Notes (note 17(b)), the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2007.
          (vi) Includes the cashless exercise of 30,000 warrants with an exercise price of US$8.50 per share. An aggregate of 16,956 shares of common stock were issued at no consideration to the warrant holder as settlement of the difference between the then quoted market price of the Company’s stock of US$19.55 per share and the warrant exercise price of US$8.50 per share.
          (vii) Due to the price resetting of the 5.5% Notes (note 17(b)), the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2008.
          The following table summarizes information about the warrants described above that are outstanding and exercisable at December 31, 2008:

		Weighted-average
	Number of	remaining
	outstanding	contractual life
Exercise price (US$)	warrants	(years)
5.560	2,946,044	2.31
6.333	20,730	1.15
6.899	512,878	1.05
7.966	510,589	1.15
10.190	736,016	3.63
13.000	473,814	2.84

	5,200,071	2.30

          The weighted average grant-date fair value of each warrant granted, as determined using the Black-Scholes option pricing model during the year ended December 31, 2006 and the binomial option pricing model during the years ended December 31, 2007 and 2008, and the weighted average assumptions used in computing such values were as follows:

	2006		2007		2008
Weighted average fair value	US$	4.17	US$	4.54	—
Risk-free interest rate		4.76%		4.00%	—
Expected dividend yield		0.00%		0.00%	—
Expected term	3.05 years		2.30 years		—
Expected stock price volatility		57.41%		62.07%	—

          (d) Stock purchase warrants of a subsidiary
          On May 15, 2008, one subsidiary of the company, QXMC, issued to two investors of QXMC 4.0% Notes (Note 17). In connection with the issuance of the QXMC 4.0% Notes, QXMC issued warrants to purchase 1,648,721 ordinary shares of QXMC to these two investors. In addition, QXMC also issued warrants to its placement agent to purchase up to 942,127 ordinary shares of QXMC at terms identical to the QXMC investor warrants. Information about the warrants outstanding as of December 31, 2008 is as follows:

		Weighted	Weighted
		average	average
		exercise	remaining
	Number of	price	contractual
	warrants	per share	term
		US$
Investor Warrants	1,648,721	8.91	4.4 years
Agent Warrants	942,127	8.91	4.4 years

Total	2,590,848	8.91	4.4 years

Exercisable as of December 31, 2008	2,590,848	8.91	4.4 years

          The fair value of the QXMC Warrants on the date of grant was US$5.15 per warrant, which was estimated by management using a multi-period binomial option pricing model based on the following assumptions:

Stock price of underlying ordinary share on grant date	US$	7.45
Risk-free interest rate		4.3%
Expected dividend yield		0%
Expected term	5 years
Expected stock price volatility		65.38%

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
          At present, substantially all of the Group’s income is generated in the PRC by QXCI and CECT. QXCI, being located in Huizhou, the PRC, are subject to PRC enterprise income taxes at a rate of 25%. QXCI was exempted from PRC enterprise income tax for two years starting from January 1, 2003, and was entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years. CECT was regarded as a “Hi-tech” enterprise by the PRC government and was subject to PRC enterprise income taxes at a rate of 15% before January 1, 2008. CECT was exempted from PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and was entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years.
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
          Under the New Tax Law and before obtaining any “qualifying high-technology enterprise” status, the Group’s PRC subsidiaries were subject to enterprise income tax at a rate of 25% commencing from the year beginning January 1, 2008. The deferred tax assets and liabilities of the Group’s PRC subsidiaries as of December 31, 2008 have been measured using the enacted tax rate of 25% that currently applies to the tax rate in the years in which those temporary differences are expected to be recovered or settled. In the event that any of the Group’s subsidiaries is subsequently granted the “qualifying high-technology enterprise” status under the New Tax Law, adjustments will be made to the deferred tax balance of the Group in the year that such status is obtained.
          The New Tax Law also imposes a 10% withholding income tax on dividends distributed by a foreign invested enterprise to its immediate non-PRC tax resident holding company outside China for distribution of earnings generated after January 1, 2008. Under the New Tax law, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. In addition, as the subsidiaries of the Company will not distribute its earnings for the year ended December 31, 2008 to the Company, accordingly, no deferred tax liability has been recognized for the undistributed earnings through December 31, 2008.

          Provision of income tax in the consolidated statement of operations and comprehensive income consists of:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
PRC income tax on current year’s profit
- current	62,904	136,058	163,072	23,902
- deferred	(8,003)	(11,938)	1,115	164
Under provision of current income tax in respect of prior years	3,291	—	—	—

	58,192	124,120	164,187	24,066

          The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations and comprehensive income is as follows:

	2006	2007	2008
PRC statutory income tax rate	33.0%	33.0%	25.0%
Tax effect of preferential tax rates	(71.1%)	(11.8%)	—
Losses (gains) of BVI companies not subject to tax	78.5%	(11.0%)	11.8%
Non-deductible activities	16.2%	0.9%	6.3%
Changes in valuation allowance	(6.0%)	(0.2%)	50.3%
Effect of changes in expected future tax rates	—	(0.4%)	2.2%

Effective income tax rate	50.6%	10.5%	95.6%

          Deferred income tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the consolidated balance sheets as of December 31, 2007 and 2008 were as follows:

          Deferred tax assets – current portion

	2007	2008
	RMB’000	RMB’000	US$’000
Allowance for doubtful accounts	2,405	60,627	8,887
Write-off of obsolete and slow-moving inventories	8,974	11,018	1,615
Provision for product warranties	1,971	1,490	218
Provision for advances to suppliers	—	3,309	485
Tax losses carried forward	—	16,947	2,484

	13,350	93,391	13,689
Valuation allowance	—	(86,397)	(12,664)

Deferred income tax assets	13,350	6,994	1,025

          Tax losses carried forward included in the deferred income tax assets as of December 31, 2008 only amounted to RMB1,288,000 (US$189,000), which related to the operating loss of a subsidiary of QXMC. This tax losses carried forward will be expired within 5 years from December 31, 2008. The remaining amount of tax losses carried forward was considered to be not realizable.
          Deferred tax liabilities – non-current portion

	2007	2008
	RMB’000	RMB’000	US$’000
Property, machinery and equipment	3,268	3,110	456
Land use rights	281	275	40
Other acquired intangible assets	(9,110)	(3,705)	(542)

Deferred income tax liabilities	(5,561)	(320)	(46)

          Changes in the valuation allowance were as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Beginning of year	2,451	—	—
Increase in valuation allowance	—	86,397	12,664
Release of valuation allowance	(2,451)	—	—

End of year	—	86,397	12,664

          Taxation payable comprises:

	2007	2008
	RMB’000	RMB’000	US$’000
PRC enterprise income tax	64,566	66,197	9,703
PRC value-added tax	7,990	(2,212)	(324)
PRC other taxes	745	253	37

	73,301	64,238	9,416

          As of December 31, 2008, the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Group during the year ended December 31, 2008 and no provision for interest and penalties is deemed necessary as of December 31, 2008.
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

23.	EARNINGS (LOSS) PER COMMON SHARE
          The following is a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	2006	2007	2008
	RMB	RMB	RMB	US$
Net income (loss) before extraordinary items	(34,071,000)	886,352,000	(136,794,000)	(20,049,000)
Amount allocated to participating convertible notes	—	(156,417,000)	—	—

Net income (loss) before extraordinary items attributable to common stockholders	(34,071,000)	729,935,000	(136,794,000)	(20,049,000)

Extraordinary items	14,237,000	17,596,000	—	—
Amount allocated to participating convertible notes	—	(3,105,000)	—	—

Extraordinary items attributable to common stockholders	14,237,000	14,491,000	—	—

Net income (loss) after extraordinary items attributable to common stockholders	(19,834,000)	744,426,000	(136,794,000)	(20,049,000)

Net income (loss) before extraordinary items attributable to common stockholders	(34,071,000)	729,935,000	(136,794,000)	(20,049,000)
Add: Interest on 4.5% Notes	14,636,000	—	—	—
Less: Gain on remeasurement of embedded derivatives relating to 4.5% Notes	(29,449,000)	—	—	—

Fully diluted net income (loss) before extraordinary items attributable to common stockholders	(48,884,000)	729,935,000	(136,794,000)	(20,049,000)
Extraordinary items attributable to common stockholders	14,237,000	14,491,000	—	—

Fully diluted net income (loss) after extraordinary items attributable to common stockholders	(34,647,000)	744,426,000	(136,794,000)	(20,049,000)

Weighted average common shares basic	23,712,000	29,836,000	30,949,000	30,949,000
Effect of dilutive stock options, warrants and convertible notes	304,000	364,000	—	—

Weighted average common shares diluted	24,016,000	30,200,000	30,949,000	30,949,000

Basic earnings (loss) per common share:
Before extraordinary items	(1.44)	24.46	(4.42)	(0.65)
Extraordinary items	0.60	0.49	—	—

After extraordinary items	(0.84)	24.95	(4.42)	(0.65)

Diluted earnings(loss) per common share:
Before extraordinary items	(2.03)	24.17	(5.89)	(0.86)

	2006	2007	2008
	RMB	RMB	RMB	US$
Extraordinary items	0.59	0.48	—	—

After extraordinary items	(1.44)	24.65	(5.89)	(0.86)

     All outstanding warrants of the Company and common stock equivalents, except for the convertible notes issued by QXMC in May 2008, had an anti-dilutive effect and accordingly, were excluded from the computation of diluted loss per share for the year ended December 31, 2008. For the year ended December 31, 2007, except for certain outstanding warrants of the Company, all common stock equivalents had an anti-dilutive effect and accordingly, were excluded from the computation of diluted earnings per share. For the year ended December 31, 2006, only the 4.5% Notes had a dilutive effect on loss per share.
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
     For the year ended December 31, 2008, the aggregate employer’s contributions made by the Group amounted to approximately RMB2,980,000 (US$437,000) (2007: RMB1,438,000; 2006: RMB1,263,000).

25.	COMMITMENTS AND CONTINGENCIES
     (a) Capital commitments
     Capital commitments not provided for in the consolidated financial statements include the followings:

	2007	2008
	RMB’000	RMB’000	US$’000
Capital expenditures authorized and contracted for:
- Purchase of machinery and equipment	130	130	19

	130	130	19

     (b) Operating lease commitments
     The Group has operating lease agreements for office and factory premises, which extend through December 2010. As of December 31, 2008, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	RMB’000	US$’000
For the years ending December 31,
- 2009	5,697	835
- 2010	4,800	704
- 2011	705	103

Total	11,202	1,642

     Lease expense of the Group for the year ended December 31, 2008 was approximately RMB6,485,000 (US$950,000) (2007: RMB6,413,000; 2006: RMB5,712,000).

26. SUBSEQUENT EVENTS
     (a) On April 6, 2009, the Company acquired a 100% equity interest in China Luxuriance Jade Company, Ltd. (“China Luxuriance”) from Mr. Wu Rui Lin, the president of the Company. China Luxuriance, through its wholly owned Chinese subsidiaries, owns the right to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in China. Haozhou Mining owns the exploration license of a mine covering 53.9 square kilometers (the “Mine”) in the Inner Mongolia Autonomous Region in the People’s Republic of China. As of the acquisition date, Haozhou Mining was still under construction and had no operating revenue. With the continuing decrease of profitability in the telecommunication terminals and equipment industry, the Company regarded this acquisition as the first step for its diversification strategy.
     Based on an internal appraisal report prepared by a valuation firm engaged by the special acquisition committee of the board of the directors of the Company, and after negotiation between the Company and Mr. Wu Rui Lin, the total consideration which the Company paid for the acquisition was US$110, 000,000. The Company paid US$30 million in cash and issued 40,000,000 shares of the Company’s common stock valued at US$2.00 per share to Mr. Wu Rui Lin. The pricing of the Company’s common stock at US$2.00 per share was also a result of the negotiation between the Company and Mr. Wu Rui Lin. The close share price of the Company as of the acquisition date was US$1.73 per share. The Company also issued 2,100,000 shares to a financial consulting firm and 100,000 shares to a law firm as the acquisition related cost.
     As of the date of the issuance of these financial statements, the initial accounting for the business combination is incomplete, pending completion of the valuation of the assets and liabilities of China Luxuriance. Accordingly, the following information is not available to be disclosed at this time:
a)	A qualitative description of the factors that make up the goodwill.

b)	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

c)	The total amount of goodwill that is expected to be deductible for tax purposes.

     The historical unaudited condensed balance sheet of China Luxuriance immediately before the acquisition date is as followings:
China Luxuriance Jade Company Ltd and its Subsidiaries
Condensed Consolidated Balance Sheet as April 6,2009

	RMB’000	US$’000
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,646	241
Inventories	1,304	191
Prepaid expenses	200	29
Other receivables	3,345	491
Due from related parties	41,328	6,058

Total current assets	47,823	7,010

Non-current assets		—
Fixed assets, net	66,521	9,750
Construction-in-progress	59,690	8,749
Intangible assets	78,200	11,462

Total non-current assets	204,411	29,961

Total assets	252,234	36,971

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables	76,908	11,272
Accrued liabilities	304	45
Due to related parties	46,604	6,831

Total current liabilities	123,816	18,148

Total liabilities	123,816	18,148

Shareholders’ equity
Share capital	131,248	19,238
Cumulative translation adjustments	30	4
Deficits	(2,860)	(419)

Total shareholders’ equity	128,418	18,823

Total liability and shareholders’ equity	252,234	36,971

     (b) On March 31, 2009, the Company have signed agreement to purchase from three noteholders (DKR SoundShore Oasis Holding Fund Ltd, CEDAR DKR Holding Fund Ltd and Chestnut Fund Ltd) US$30,000,000 of the outstanding QXMC 4.0% Notes for an aggregate purchase price of US$24,000,000. Mr. Wu Ruilin agreed to purchase the remaining US$31,749,000 QXMC 4.0% Notes for an aggregate purchase price of US$26 million, payable in full to the Sellers on or before the close of business, New York time, on August 31, 2009.
     Pursuant to the Sale and Purchase Agreement, the Company paid, in three installments, an aggregate of US$24,000,000 to the sellers before, New York time, on May 1, 2009. The carrying value of the QXMC 4.0% Notes purchased by the Company was estimated to be approximately RMB176,348,000 (US$25,849,000) on March 31, 2009. The transaction will likely result in a gain on the extinguishment of the US$30,000,000 QXMC 4.0% Notes of RMB12,608,000 (US$1,849,000) for the group, being the difference between the purchase price and the carrying value of the debt, the embedded derivatives and the unamortized deferred debt issuance costs relating to the QXMC 4.0% Notes, computed as follows:

	RMB’000	US$’000
Aggregate purchase price	163,740	24,000
Less: Carrying amount of:
- Notes	(120,775)	(17,703)
- Accrued interest	(2,019)	(296)
- Embedded derivatives	(39,869)	(5,844)
- Deferred debt issuance costs	(13,685)	(2,006)

Gain on extinguishment of convertible debts	(12,608)	(1,849)

     (c) Unaudited
     On April 30, 2009, the Company entered into a negotiation with the two institutional investors of the 4.5% unsecured senior convertible notes (Note 17(a)) regarding the exchange of the 4.5% unsecured senior convertible notes into new convertible notes and/or common stock of the Company.
     As of the date of filing of this annual report, the Company agreed in principle with the two institutional investors to exchange the 4.5% unsecured senior convertible notes into US$24 million aggregate principal amount of new unsecured senior convertible notes that is to be repaid in equal monthly payments of cash or stock over an 8 month period starting from issue date and 2.4 million shares of common stock of the Company. The new convertible notes will have no coupon and a fixed conversion price of $2.00 per share. The exchange transaction agreement is still in documentation stage right now and some of the details were still under negotiation.
27. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     (a) On May 15, 2008, QXMC issued to two investors US$70,000,000 aggregate principal amount of QXMC 4.0% Notes (Note 17(c)). The consideration paid on May 15, 2008 by the investors for the QXMC 4.0% Notes comprised a combination of 6,966,666 ordinary shares of QXMC that were owned by the investors, valued at approximately US$48,349,000 based on the closing market price of the QXMC’s ordinary shares on May 14, 2008, and cash of US$21,651,000. All ordinary shares of QXMC submitted by the investors in exchange for the QXMC 4.0% Notes were cancelled.
     (b) In connection with the issuance of the QXMC 4.0% Notes, QXMC issued warrants to purchase 1,648,721 ordinary shares of QXMC to these two investors. In addition, QXMC also issued warrants to its placement agent to purchase up to 942,127 ordinary shares of QXMC at terms identical to the QXMC Investor.

28.	RELATED PARTY TRANSACTIONS
     Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	Major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder of CECT, QXCI and QXPL
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
     Summary of related party transactions is as follows:

	2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
Property management fee paid or payable to:
- QXGL	90	100	119	17
Sales to:
- QFST	69,232	95,514	133,611	19,584
     Other transactions with related parties are set out in Note 1, 11(a), 14 and 18 to the consolidated financial statements.

     Summary of related party balances is as follows:

	2007	2008
	RMB’000	RMB’000	US$’000
Due from:
- Exquisite Jewel Limited	5	5	1
- Wu Holdings Limited	22	20	3

	27	25	4

Due to:
- Mr. Rui Lin Wu	608	905	133

Accounts receivable from:
- QFST	97,070	179,935	26,374

     Except for the balances owing to the Company’s shareholders as disclosed in Note 18, all other balances with related parties are unsecured, non-interest bearing and without pre-determined repayment terms.

29.	SEGMENT ANALYSIS
     An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief decision-making group consists of the President and Chief Executive Officer, Chief Financial Officer, Senior Vice President of Operations, Senior Vice President of Sales and Marketing and Senior Vice President of Finance. For financial reporting purposes, the Group operates in two principal business segments, consisting of mobile phones and indoor phones. The Group’s accounting systems do not capture the total assets for each segment. As most of the Group’s customers are located in the PRC and the Group’s revenues are generated in the PRC, no geographical segment information is presented.

	Mobile Phones	Indoor Phones	Corporate	Total
	RMB’000	RMB’000	RMB’000	RMB’000
2006
Revenue	2,985,432	235,780	—	3,221,212
Gross margin	528,303	41,517	—	569,820
Inventories	213,688	18,668	—	232,356
Property, machinery and equipment	207,887	1,645	10	209,542
Expenditures for long-lived assets	207,379	109	1,200	208,688

2007
Revenue	3,636,431	237,676	—	3,874,107
Gross margin	943,753	31,390	—	975,143
Inventories	289,937	14,087	—	304,024
Property, machinery and equipment	190,785	1,709	107	192,601
Expenditures for long-lived assets	5,842	549	645	7,036

2008
Revenue	2,342,754	252,194	—	2,594,948
Gross margin	846,674	29,250	—	875,924
Inventories	232,340	8,970	—	241,310
Property, machinery and equipment	180,585	2,420	132	183,137
Expenditures for long-lived assets	18,839	1,273	49	20,161

     Major customers
     (a) Mobile phones segment
     Details of individual customers accounting for 10% or more of the Group’s sales of mobile phones are as follows:

	2006	2007	2008
Beijing U-life International Technology Co., Ltd.	—	—	53%
Beijing Jiasheng Ruitong Electronics Co., Ltd	—	—	12%
Beijing Beidou Communication & Equipment Co., Ltd.	—	11%	—
Shenzhen Laidi Technical Co., Ltd.	24%	10%	—
Shenzhen Siecom Communication Technology Development Co., Ltd.	10%	10%	—
Beijing Ho.COM Electronic Co., Ltd.	12%	—	—
Beijing Jiusheng Technology Co., Ltd.	14%	—	—
     (b) Indoor phones segment
     Details of individual customers accounting for 10% or more of the Group’s sales of indoor phones are as follows:

	2006	2007	2008
QFST (Note 28)	26%	40%	53%

30.	OTHER ADDITIONAL INFORMATION
     The following items were included in the consolidated statements of operations and comprehensive income (loss):

	2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
Interest expense:
- bank loans	33,801	46,408	93,147	13,654
- other bank borrowings	10,261	8,142	9,329	1,367
- convertible notes	7,692	15,405	25,772	3,777
- accretion of discounts on convertible notes (Note 17)	36,880	140,251	188,201	27,585
- amortization of deferred debt issuance costs (Note 17)	11,339	37,321	24,738	3,626
- shareholders’ loans (imputed interest) (Note 18)	459	487	437	64

Total interest expense	100,432	248,014	341,624	50,073

Advertising expenses	13,886	41,316	143,034	20,965

Shipping and handling costs	10,862	19,011	16,173	2,371

ITEM 19. EXHIBITS
(a) The following financial statements are being filed as part of this annual report on Form 20-F:
Reports of Independent Registered Public Accounting Firms
Consolidated statements of operations for the years ended December 31, 2006, 2007 and 2008
Consolidated balance sheets at December 31, 2007 and 2008
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2006, 2007 and 2008
Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008
Notes to and forming part of the consolidated financial statements
(b) The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.3	Memorandum of Association of the Company, as amended on January 9, 2009

Exhibit 4.1	Securities Purchase Agreement dated as of August 17, 2007 covering the sale of US$25,000,000 of our 5.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 5.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.4	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.**

Exhibit 4.5	Share Purchase Agreement By and Among the Company, China Luxuriance Jade Company, Ltd. and The China Luxuriance Jade Company, Ltd. Sole Shareholder dated March 24, 2009 — incorporated by reference to Exhibit 99.2 to the Report on Form 6-K dated April 6, 2009, SEC File No. 0-29946.

Exhibit 4.6	Sale and Purchase Agreement By and Among the Company, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. dated March 31, 2009 — incorporated by reference to Exhibit 99.2 to the Report on Form 6-K dated April 6, 2009, SEC File No. 0-29946.

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics***

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 15.1	Consent of Grobstein, Horwath & Company LLP

Exhibit 15.2	Consent of Crowe Horwath LLP

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on August 21, 2007, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

***	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING UNIVERSAL TELEPHONE, INC. (Registrant)
Date: July 15, 2009	By:	/s/ RUI LIN WU
Rui Lin Wu
Chairman

INDEX TO EXHIBITS
DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.3	Memorandum of Association of the Company, as amended on January 9, 2009

Exhibit 4.1	Securities Purchase Agreement dated as of August 17, 2007 covering the sale of US$25,000,000 of our 5.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 5.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.4	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.**

Exhibit 4.5	Share Purchase Agreement By and Among the Company, China Luxuriance Jade Company, Ltd. and The China Luxuriance Jade Company, Ltd. Sole Shareholder dated March 24, 2009 — incorporated by reference to Exhibit 99.2 to the Report on Form 6-K dated April 6, 2009, SEC File No. 0-29946.

Exhibit 4.6	Sale and Purchase Agreement By and Among the Company, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. dated March 31, 2009 — incorporated by reference to Exhibit 99.2 to the Report on Form 6-K dated April 6, 2009, SEC File No. 0-29946.

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics***

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 15.1	Consent of Grobstein, Horwath & Company LLP

Exhibit 15.2	Consent of Crowe Horwath LLP

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on August 21, 2007, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006

***	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003