Form 20-F/A
period 2008-12-31
QIAO XING UNIVERSAL TELEPHONE INC
filed 2009-12-09
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A

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
     Since the Acquisition would constitute a material related party transaction, the Board of Directors of the Company determined to establish the Special Acquisition Committee (the “Committee”) to deal with this Acquisition. In order to maintain the independence of the Committee, Mr. Rui Lin WU (our Chairman and CEO) and Mr. Zhi Yang WU (our Vice Chairman and eldest son of Rui Lin WU) were excluded from membership on the Committee.
     The members of the Committee and their respective relationship with the Company and our Board of Directors is as follows:
(i) Mr. Qian Mao Gen, senior geological engineer, was engaged as a consultant to the Company in connection with the Company’s diversification efforts into the resources industry in 2007 and was appointed as a member of the Committee in February 2009.
(ii) Mr. Peng Bin, geological engineer, was engaged as a consultant to the Company in connection with the Company’s diversification efforts into the resources industry in 2007 and appointed as a member of the Committee in February 2009.
(iii) Dr. Edward Tsai was elected as a non-executive director of the Company and appointed as a member of the Company’s audit committee in December 2007 and was appointed as a member of the Committee in February 2009.
(iv) Professor Yi Hong Zhang was elected as a non-executive director of the Company and appointed as a member of the Company’s audit committee in December 2004 and was appointed as a member of the Committee in February 2009.
(v) Mr. Ze Yun Mu was elected as a non-executive director of the Company and appointed as a member of the Company’s audit committee in September 2003 and was appointed as a member of the Committee in February 2009.
     Mr. WU and the Committee agreed that the consideration for the Acquisition should be based on the valuation report of a reputable valuation firm. The management of the Company recommended American Appraisal China Limited to the Committee. The Committee had a discussion with Mr. WU, and both parties agreed to engage American Appraisal China Limited to serve as the internal valuator for the Acquisition and required American Appraisal China Limited to provide to the Committee a price range in its valuation report to facilitate the negotiation between the Committee and Mr. WU. American Appraisal is a large independent worldwide valuation consulting firm with more than 50 offices in five continents, providing multi-disciplined appraisal services in business, real estate and industrial valuation. American Appraisal China Limited does not have any past and present affiliations with the Company other than prior valuation projects which it performed for the Company in the past.
     The US$110,000,000 purchase price for the Acquisition was reached by negotiations between Mr. WU and the Committee based primarily on the valuation report of American Appraisal China Limited as of November 30, 2008 which established a valuation range of US$77,013,000 to US$128,957,000. The appraisal report served as an internal reference for the negotiation of the purchase price of the Acquisition.
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
Recent Development — Purchase of US$30,000,000 of Convertible Notes of QX Mobile
     We entered into a Sales and Purchase Agreement dated March 31, 2009 with DKR SoundShore Oasis Holding Fund, Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. pursuant to which we purchased US$30,000,000 aggregate principal amount of Convertible Notes (the “Notes”) of QX Mobile from these three non-affiliated original purchasers of the Notes. The three non-affiliated original purchasers of the Notes are sister funds of a hedge fund and, due to their need for and lack of liquidity regarding the Notes, had approached us in late 2008 - early 2009 and offered to sell the Notes to us at a discounted aggregate purchase price of US$24,000,000.
     In accordance with the terms of the Notes, the holders of the Notes have the right of optional redemption on November 15, 2009.
     We believed that, with the purchase of the Notes for an aggregate consideration of US$24,000,000, we would be able to receive US$30,000,000 plus US$1,790,081 of accrued interest and foreign exchange expenses on the optional redemption date of November 15, 2009. The holding period for the Notes would be only seven and half months, and the nominal return on this investment would be approximately 32%. Thus, we believed that such a purchase would be in the economic best interests of our shareholders and could provide us with additional cash reserves for potential future acquisitions.
     We exercised our right of optional redemption in November 2009 and received the expected return on the investment.
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
D. TREND INFORMATION.
     For the past four or so years, we have considered exiting the telecommunications industry in China due to the continuing increase in competition and decrease in profitability regarding telecommunications products. Since around 2000, many competitors entered the telecommunications products manufacturing arena in China, causing the profitability of the industry as a whole to decline dramatically. Faced with this continuing decrease in profitability and increase in competition, we formed a project team about four years ago to investigate and evaluate the possibility of diversifying into another industry.
     The project team suggested that, with the boom of the Chinese economy, the demand for natural resources had begun to increase dramatically, and we expected that trend to continue. Therefore, we decided to consider diversifying into the natural resources industry.
     Except as set forth above or disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
          Other than the material weakness noted above, there were no changes to our controls over financial reporting during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As of the date of the filing of this amended report, management has implemented remedial action which we believe mitigates the material weakness noted above.
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
Consolidated statements of cash flows for the years ended December 31, 2006, 2007 and 2008
Notes to and forming part of the consolidated financial statements
(b) The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.3	Memorandum of Association of the Company, as amended on January 9, 2009****

Exhibit 4.1	Securities Purchase Agreement dated as of August 17, 2007 covering the sale of US$25,000,000 of our 5.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 5.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.4	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.**

Exhibit 4.5	Share Purchase Agreement By and Among the Company, China Luxuriance Jade Company, Ltd. and The China Luxuriance Jade Company, Ltd. Sole Shareholder dated March 24, 2009.

Exhibit 4.6	Sale and Purchase Agreement By and Among the Company, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. dated March 31, 2009 — incorporated by reference to Exhibit 99.2 to the Report on Form 6-K dated April 6, 2009, SEC File No. 0-29946.

Exhibit 8.1	List of Significant Subsidiaries of the Company****

Exhibit 11.1	Code of Ethics***

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 15.1	Consent of Grobstein, Horwath & Company LLP****

Exhibit 15.2	Consent of Crowe Horwath LLP****

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on August 21, 2007, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

***	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003.

****	- previously filed

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

QIAO XING UNIVERSAL TELEPHONE, INC. (Registrant)
Date: December 9, 2009	By:	/s/ RUI LIN WU
Rui Lin Wu
Chairman

INDEX TO EXHIBITS
DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.3	Memorandum of Association of the Company, as amended on January 9, 2009****

Exhibit 4.1	Securities Purchase Agreement dated as of August 17, 2007 covering the sale of US$25,000,000 of our 5.5% senior convertible notes and common stock purchase warrants*

Exhibit 4.2	Form of 5.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007*

Exhibit 4.4	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.**

Exhibit 4.5	Share Purchase Agreement By and Among the Company, China Luxuriance Jade Company, Ltd. and The China Luxuriance Jade Company, Ltd. Sole Shareholder dated March 24, 2009.

Exhibit 4.6	Sale and Purchase Agreement By and Among the Company, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. dated March 31, 2009 — incorporated by reference to Exhibit 99.2 to the Report on Form 6-K dated April 6, 2009, SEC File No. 0-29946.

Exhibit 8.1	List of Significant Subsidiaries of the Company****

Exhibit 11.1	Code of Ethics***

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 15.1	Consent of Grobstein, Horwath & Company LLP****

Exhibit 15.2	Consent of Crowe Horwath LLP****

*	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on August 21, 2007, SEC File No. 000-29946.

**	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006

***	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003

****	- previously filed