Form 20-F
period 2009-12-31
QIAO XING UNIVERSAL RESOURCES, INC
filed 2010-07-15
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-29946
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
QIAO XING UNIVERSAL RESOURCES, INC.
(Exact name of Registrant as specified in its charter)
QIAO XING UNIVERSAL RESOURCES, INC.
(Translation of Registrant’s name into English)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
(Address of principal executive offices)
Aijun Jiang, CFO
011-86-752-2820-268 (telephone)
jiangaijun@qiaoxing.com.hk (email)
011-86-752-2820-268 (facsimile)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each	Name of each exchange
class	on which registered
US$.001 Par Value Common Stock (“Common Stock”)	NASDAQ
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
82,327,993 Shares of Common Stock as of December 31, 2009
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
     Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated mining production volumes, unit net costs of mining production, mining sales volumes, ore grades, molybdenum and other commodity prices, mine development and capital expenditures, mine production and development plans, availability of power, water, labor and equipment, environmental reclamation and closure costs and plans, environmental liabilities and expenditures, litigation liabilities and expenses, dividend payments, estimates of proven and probable reserves and other mineralized material, political, economic and social conditions in the areas of the Company’s operations and exploration efforts and results. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that could cause the Company’s actual results to differ materially from those anticipated in the forward-looking statements include the following:
•	Fluctuations in the market price of molybdenum could adversely affect the Company’s financial condition, results of operations and cash flows.

•	Estimates of proven and probable mineral reserves and other mineralized material may prove to be inaccurate.

•	The Company’s exploration activities may not result in discoveries of proven and probable reserves and commercial quantities of molybdenum.

•	The Company’s revenues for its mining operations are primarily dependent on its production of molybdenum. The Company’s ability to sustain current molybdenum production levels or to increase molybdenum production levels depends on its ability to bring new mines into production or to expand proven and probable reserves at the existing mine.

•	Mining operations are subject to conditions or events beyond the Company’s control which could have a material adverse effect on the Company’s financial condition, results of operations and cash flows from operations. The Company’s insurance policies may not cover all these risks and hazards adequately.

•	The Company may not be able to acquire desirable mining assets in the future.

•	The development of mining projects is inherently risky and may require more capital than anticipated which could adversely affect the cash flows of the Company.

•	Intense competition in the mining industry could reduce the Company’s market share or harm its financial condition, results of operations and cash flows.

•	The temporary shutdown of the Company’s mining operations could expose it to significant costs and adversely affect its access to skilled labor.

•	The Company’s mining operations give rise to environmental risk.

•	Mineral ores and mineral products, including molybdenum ore and molybdenum products, contain naturally occurring impurities and toxic substances.

•	Reclamation and mine closure costs could adversely affect the Company’s financial position, results of operations and cash flows.

•	Title to some of the Company’s exploration and mining rights could be challenged or defective.

•	The Company is required to obtain government permits in order to conduct mining operations.

•	Increased energy prices or a disruption of energy supply could adversely affect the Company’s operations.

•	Disruption of transportation services or increased transportation costs could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

•	The Company’s mining business depends on good relations with its employees.
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
     The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA.
     We prepare our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The following summary consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 were derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 were derived from our audited financial statements not included elsewhere in this annual report and have been prepared in accordance with US GAAP. The following summary financial data should be read in conjunction with Item 5. Operating and Financial Review and Prospects and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

	2005	2006	2007	2008	2009
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Net sales	2,635,184	3,221,212	3,141,094	2,153,873	1,826,799	267,628
Cost of goods sold	(2,156,798)	(2,651,392)	(2,255,844)	(1,287,096)	(1,474,930)	(216,078)
Gross profit	478,386	569,820	885,250	866,777	351,869	51,550

Operating expenses:
Selling expenses	(24,726)	(28,401)	(36,322)	(146,551)	(110,444)	(16,180)
General and administrative expenses Including stock-based compensation	(55,341)	(126,076)	(86,479)	(59,794)	(114,807)	(16,819)
Research and development	(20,694)	(30,747)	(18,599)	(29,242)	(36,404)	(5,334)
In process research and development	—	(41,739)	—	—	—	—
Amortization of acquired intangible assets	(11,880)	(15,178)	(32,281)	(11,727)	(4,733)	(693)
Impairment of acquired intangible asset	—	—	—	(26,235)	(13,600)	(1,992)
Impairment of assets held for sale	—	—	—	—	(5,957)	(873)

Income from operations	365,745	327,679	711,569	593,228	65,924	9,659
Interest income	7,130	8,108	28,441	54,821	28,641	4,196

	2005	2006	2007	2008	2009
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Exchange gain (loss), net	(2,659)	3,225	15,168	(16,971)	406	60
Interest expense	(41,752)	(100,432)	(240,498)	(311,710)	(222,804)	(32,641)
(Loss) gain on re-measurement of embedded derivatives	—	(134,439)	(129,084)	160,036	(8,258)	(1,210)
Loss on extinguishment of convertible debt	—	—	(142,090)	(10,634)	(15,261)	(2,236)
Gain on disposal of interests in subsidiaries	10,307	—	482,614	2,269	—	—
Gain on issue/repurchase of stocks by subsidiary	—	—	383,965	4,351	—	—
Provision for litigation settlement	—	—	(15,319)	—	—	—
Impairment of investment at cost	(7,348)	—	—	—	(2,802)	(411)
Unrealized (loss) on derivatives	—	—	—	—	(4,673)	(685)
Other income (loss), net	640	4,453	6,462	(3,700)	166	24
Income before income tax	332,063	108,594	1,101,228	471,690	(158,661)	(23,244)
Provision for income tax	(25,486)	(58,192)	(113,377)	(155,717)	(43,939)	(6,437)
Income after income tax	306,577	50,402	987,851	315,973	(202,600)	(29,681)
Discontinued operations, net of tax	—	—	63,033	(290,953)	(139,782)	(20,478)
Extraordinary gain on acquisition of minority interests	37,592	14,237	28,689	—	—	—
Net income (loss) for the year	344,169	64,639	1,079,573	25,020	(342,382)	(50,159)
Net income (loss) attributable to noncontrolling interest	(99,270)	(84,473)	(175,625)	(161,814)	82,486	12,084

Net Income (Loss)	244,899	(19,834)	903,948	(136,794)	(259,896)	(38,075)

Translation adjustments	1,821	7,203	(50,106)	(33,815)	(85,883)	(12,582)
Comprehensive income (loss)	246,720	(12,631)	853,842	(170,609)	(345,779)	(50,657)
Basic earnings (loss) per common share

Continuing operations	11.32	(1.44)	22.73	4.98	(1.91)	(0.28)
Discontinuing operations	—	—	1.73	(9.40)	(2.22)	(0.33)

Extraordinary gain	2.05	0.60	0.49	—	—	—
Total	13.37	(0.84)	24.95	(4.42)	(4.13)	(0.61)
Diluted earnings (loss) per common share

Continuing operations	11.32	(2.03)	22.45	3.51	(1.91)	(0.28)
Discontinuing operations	—	—	1.72	(9.40)	(2.22)	(0.33)
Extraordinary gain	2.05	0.59	0.48	—	—	—

	2005	2006	2007	2008	2009
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
After extraordinary gain	13.37	(1.44)	24.65	(5.89)	(4.13)	(0.61)
Weighted average number of shares outstanding
- Basic (2)	18,319,000	23,712,000	29,836,000	30,949,000	62,837,000	62,837,000
- Diluted (2)	18,320,000	24,016,000	30,200,000	30,949,000	62,837,000	62,837,000

	2005	2006	2007	2008	2009
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Balance Sheet Data
Cash and bank deposits	391,660	1,096,477	3,033,010	2,908,343	3,709,503	543,445
Working capital	856,839	1,498,715	3,946,468	3,552,070	3,400,841	498,226
Property, machinery and equipment, net	52,664	209,542	192,601	167,366	170,485	24,976
Proven and probable reserves	—	—	—	—	712,121	104,326
Construction in progress	59,105	60,295	—	—	86,591	12,685
Lease prepayments, net	173,161	207,206	36,106	35,305	—	—
Value beyond proven and probable reserves	—	—	—	—	67,295	9,859
Debt issuance cost, net	—	31,845	—	34,689	—	—
Total assets	2,534,547	4,177,986	6,378,841	7,081,088	5,910,631	865,912
Short-term-debts	754,212	1,155,290	1,471,454	3,086,163	1,381,807	202,436
Long-term-debts	7,959	229,784	196,854	7,049	330,934	48,482
Total liabilities	1,316,418	2,192,713	2,260,956	3,093,212	1,712,741	250,918
Noncontrolling interests (1)	220,832	115,224	1,095,917	1,006,546	1,156,086	169,368
XING’s equity	997,297	1,870,049	3,021,968	2,981,330	3,041,804	445,626
Cash flows data
Cash flows from operating activities	116,682	(156,840)	954,654	(222,888)	872,578	127,833
Cash flows from investing activities	(3,822)	(603,009)	(650,317)	340,322	(597,861)	(87,587)
Cash flows from financing activities	136,505	1,465,657	1,675,920	(11,557)	310,058	45,424

(1)	Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in certain subsidiaries of our company.

(2)	Earnings per share is computed by dividing net income for 2005 by 18,319,000 shares, for 2006 by 23,712,000 shares, for 2007 by 29,836,000 shares, for 2008 by 30,949,000 shares and for 2009 by 62,837,000 shares. Diluted earnings per common share is computed by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options, warrants and convertible debentures, to the extent such instruments were dilutive during the period.

(3)	Translation of amounts from Renminbi (“Rmb”) into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009 of

US$1.00 = Rmb 6.8259. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.
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
     The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Noon Buying Rate(1)
Calendar Year	Average(2)
(Rmb per US$)
2005	8.1936
2006	7.9723
2007	7.6058
2008	6.9477
2009	6.8307

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2)	Annual averages are calculated from the month-end rates.

Calendar Month	High	Low	Average
January 2010	6.8295	6.8258	6.8269
February 2010	6.8330	6.8258	6.8285
March 2010	6.8270	6.8254	6.8262
April 2010	6.8275	6.8229	6.8256
May 2010	6.8310	6.8245	6.8275
June 2010	6.8323	6.7815	6.8184
     As of July 9, 2010, being the latest practicable date, the exchange rate was US$1.00 = Rmb6.7720.
     This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was Rmb6.8259 to US$1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.
     The People’s Bank of China, or PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to Rmb8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi is no longer pegged to the U.S. dollar. This change in policy has resulted in a more than 15.4% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.
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
     We perform ongoing credit evaluations of each customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2008 and 2009, our five largest accounts receivable accounted for approximately 60.7% and 93.7% of our total accounts receivable.

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
The dividends that our BVI-incorporated investment holding subsidiaries receive from their subsidiaries in the PRC and our global income may be subject to PRC tax under the new PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations. In addition, our foreign corporate holders of ordinary shares may be subject to a PRC withholding tax upon any dividends payable by us and upon gains realized on the sale of our ordinary shares, if we are classified as a PRC “resident enterprise.”
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
     Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 43.2% of our outstanding shares as of June 30, 2010. Accordingly, he has substantial control and influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of this shareholder may differ from the interests of the other shareholders.
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
     Risk Factors Regarding Our Mining Operations in China
Fluctuations in the market price of molybdenum could adversely affect the Company’s financial condition, results of operations and cash flows from operations.
     The Company’s financial condition, results of operations and cash flows depend significantly upon the market price of molybdenum, which has historically fluctuated considerably. Molybdenum prices depend primarily on the demand in the end-user markets in which molybdenum is used. The end-user markets for molybdenum are primarily the steel and chemical industries. These industries, as well as other industries that use molybdenum, exhibit a cyclical business cycle. Many of the factors that affect the demand for molybdenum are beyond the Company’s control, including the general level of industrial production in the PRC and other countries, interest rates, the rate of inflation and the stability of exchange rates. Such external factors are influenced by changes in international investment markets, international monetary systems and internal and external political developments. The volatility in molybdenum prices is illustrated by the range of average molybdenum prices from 1999 to 2009 from a low of US$2.35 per pound to a high of $31.98 per pound of molybdenum.
     Future declines in the price of molybdenum could materially reduce the Company’s working capital, profitability and cash flows from operations. Severe declines in the molybdenum price could cause the Company to temporarily close its molybdenum mine and plant facilities. Furthermore, a significant decrease in molybdenum prices could require the Company to revise its mineral reserve calculations and life-of-mine plans. Such a revision could result in material write-downs of the Company’s proven and probable reserves and other long-lived assets and have a material adverse effect on its financial position, results of operations and cash flows.
Estimates of proven and probable mineral reserves and other mineralized material may prove to be inaccurate.
     Estimates of proven and probable reserves and other mineralized material involve numerous assumptions and are subject to numerous uncertainties. The estimates of proven and probable reserves and other mineralized material disclosed herein are, therefore, only estimates. Therefore, the Company cannot provide assurance that its estimates of tonnages, grade and contained molybdenum of proven and probable reserves and tonnages and grade of other mineralized material will be achieved in the future, that the indicated level of recovery will be realized or that the Company can mine and process the estimated proven and probable reserves and other mineralized material profitably. The actual production of proven and probable reserves and other mineralized material depends on a number of factors including, among others, geological and mining conditions, the effects of government regulation, prevailing molybdenum prices, exchange rates, interest rates and inflation rates, operating costs, development costs, equipment and plant maintenance costs, site restoration costs and the availability and cost of labor, equipment, raw materials and other services required to mine and process the ore. Furthermore, the Company cannot provide assurance that the recovery rates it produced in small-scale laboratory tests can be duplicated in on-site conditions during production. Estimates of proven and probable reserves and other mineralized material, including the classifications thereof based on probability of recovery, may vary substantially if prepared by different engineers or by the same engineers at different times. If the Company’s actual proven and probable reserves and other mineralized material are less than its estimates disclosed herein, the Company’s financial condition, results of operations and cash flows may be materially impaired.
The Company’s exploration activities may not result in discoveries of proven and probable reserves and commercial quantities of molybdenum.
     Exploration and development of mineral deposits involves substantial risks. Only a few properties that are explored are eventually developed into producing mines, and the success of exploration activities depends on a number of factors, including the attributes of the deposit such as size and grade, prevailing molybdenum prices and government regulations relating to exploration and mining rights, royalties, etc. Exploration activities may need to occur for a number of years before commercially viable ore deposits are discovered and developed, and the Company may incur substantial expenses to locate and establish proven and probable reserves and to construct mining and processing facilities. The Company cannot provide assurance that exploration and development activities will give rise to new commercial mining operations or result in new proven and probable reserves.
The Company’s revenues for its mining operations are primarily dependent on its production of molybdenum. The Company’s ability to sustain current molybdenum production levels or to increase molybdenum production levels depends on its ability to bring new mines into production or to expand proven and probable reserves at the existing mine.
     The Company generates revenues from its mining operations primarily through the production and sale of molybdenum. Without any future expansion or other development, production from the existing mine is expected to decline over the life of the mine. Furthermore, the production estimates in the life-of-mine plan for its existing mining operation may vary materially from the actual production because the feasibility of extracting and processing proven and probable reserves and other mineralized material is dependent on market conditions, the regulatory environment and available technology. Therefore, the Company’s ability to maintain its current production or increase its annual production of molybdenum and generate revenues depends to a large extent on its ability to discover or acquire new proven and probable reserves and other mineralized material, to bring new mines into production and to expand the proven and probable reserves and other mineralized material at its existing mine.
Mining operations are subject to conditions or events beyond the Company’s control which could have a material adverse effect on the Company’s financial condition, results of operations and cash flows from operations. The Company’s insurance policies may not adequately cover all these risks and hazards.
     Mining operations, including the exploration and development of mineral deposits, involve a high degree of risk. The Company’s operations are subject to a host of hazards and risks normally associated with the exploration, development and production of molybdenum. These hazards and risks include, among others, adverse environmental conditions, hazardous or inclement weather conditions, accidents, metallurgical and other processing problems, unusual or unexpected geologic formations, ground or slope failures, structural cave-ins or slides, flooding or fires, seismic activity and equipment failures.
     These hazards and risks could give rise to, among other impacts, damage to, or destruction of, the mine, processing facilities and equipment. The hazards and risks could also cause personal injury or death, delays in mining, monetary losses and potential legal liability.
     The Company’s insurance will not cover all the potential risks associated with its mining operations. Certain of the Company’s risks are insurable, but it may be unable to maintain insurance to cover the hazards and risks at affordable premiums. Furthermore, insurance to cover risks such as environmental pollution or other hazards as a result of mining or processing operations is generally not available on acceptable terms. The Company could, therefore, become subject to liability for pollution or other risks for which it does not have insurance or against which the Company elects not to obtain insurance because of premium costs or other factors. Uninsured risks may cause the Company to incur significant costs that could have a material impact on its financial position, results of operations or cash flows.
The Company may not be able to acquire desirable mining assets in the future.
     The Company intends to grow its business by selectively acquiring attractive and high-quality mining assets in the future through strategic acquisitions, but there is no assurance the Company will be able to identify suitable acquisition opportunities. The Company’s ability to acquire and integrate future acquisitions on terms that are favorable to the Company may be limited by the number of desirable acquisition targets, internal demands on its resources, competition from other mining companies and its ability to finance such acquisitions on satisfactory terms.
The development of mining projects is inherently risky and may require more capital than anticipated, which could adversely affect the cash flows of the Company.

     There are many risks and uncertainties inherent in all mining development projects, including the ongoing development of the Company’s underground mine. The economic feasibility of mining development projects is dependent on many factors, including the accuracy of estimated proven and probable reserves and other mineralized material, metallurgical recoveries, capital and operating costs and the future prices of the relevant minerals. The capital expenditures and time required to develop new mines or infrastructure in existing mines are considerable, and changes in costs or construction schedules can affect project economics. It is, therefore, possible that the actual costs and economic returns on mining development projects may differ materially from our estimates.
     New mining development projects have no operating history upon which to base estimates of future cash flow. Mining development projects also require the successful completion of feasibility studies, the acquisition of government permits, the acquisition of exploration or mining rights, negotiating energy and water supplies and other factors. It is possible that the Company could fail to successfully complete these and other factors associated with a mine development project, in which case the project may not proceed, either on its original timing or at all. It is not unusual for new mining operations to experience problems during the development or start-up phases of the project, resulting in delays in producing revenue and increases in invested capital.
Intense competition in the mining industry could reduce the Company’s market share or harm its financial condition, results of operations and cash flows.
     The mining industry is extremely competitive, and the Company competes with many mining companies that possess greater financial and technical resources. Because mineral rights have a limited life, the Company must compete with other mining companies who also seek to increase their mineral reserves through the acquisition of exploration and mining rights. Furthermore, the Company competes with other mining companies for the technical expertise to find, develop and operate its mining properties, for skilled labor, for equipment and spare parts and for the capital to fund the acquisition, development and operation of its properties. Existing or future competition in the mining industry could adversely affect the Company’s financial position, results of operations and cash flows.
The temporary shutdown of the Company’s mining operations could expose it to significant costs and adversely affect its access to skilled labor.
     The Company may have to temporarily shut down its mine from time to time if it no longer considers the mine to be commercially viable. There are a number of factors that may cause the Company to reach a conclusion that the operation of the mine is no longer commercially viable, many of which are beyond the Company’s control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the prevailing price of molybdenum or the market rates for treatment and refining charges and increases in transportation and labor costs. During a temporary shutdown of its mine, the Company would have to continue to expend capital to maintain the plant and equipment. The Company may incur significant labor costs as a result of a temporary shutdown if it is required to give employees notice prior to any layoff or to pay severance for an extended layoff. In addition, temporary shutdowns may adversely affect the Company’s future access to skilled labor, as employees who are laid off may seek employment elsewhere. Furthermore, if the Company’s mining operations are shut down for an extended period of time, it may be required to engage in environmental remediation of the plant and mine sites, which would result in the Company incurring additional costs. Taking into consideration the costs of a temporary shutdown, the Company may choose to operate the mine at a loss rather than shut down the property. Either a temporary shutdown or continuing to operate the mine at a loss could have a material adverse effect on the Company’s financial position, results of operations or cash flows.
The Company’s mining operations give rise to environmental risk.
     All of the Company’s mining operations are subject to environmental regulation in the PRC. Environmental regulation is evolving in the PRC and may in the future require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The Company can provide no assurance that existing or future environmental regulation will not have a material adverse effect on the Company’s financial condition, results of operations and cash flows. The Company owns or has control of properties that may result in a requirement to remediate such properties that could involve material costs. Furthermore, environmental hazards may exist on the properties on which it holds interests that are unknown to the Company at the present time that have been caused by previous owners or operators of the properties. The Company may also acquire properties in the future that pose environmental risks.
     Failure to comply with applicable laws, regulations and permitting requirements in the PRC may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective action requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage from the mining operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations..
     Future changes to current laws, regulations and permits governing the operations and activities of mining companies in the PRC, or more stringent implementation thereof, could have a material adverse effect on the Company’s financial position, results of operations and cash flows.
     Such changes could result in increases in exploration expenses, remedial and reclamation obligations, capital expenditures or production costs, reductions in the levels of production at the producing mine or abandonment or delays in the development of new mining properties or the expansion of the existing property.
Mineral ores and mineral products, including molybdenum ore and molybdenum products, contain naturally occurring impurities and toxic substances.
     The Company has implemented procedures designed to identify, isolate and safely remove or reduce impurities or toxic substances that are naturally occurring in molybdenum ore and molybdenum products. Such procedures require strict adherence, and the Company cannot provide assurance that employees, contractors or other parties will adhere to these procedures or will not be exposed to or affected by such impurities and toxic substances. Employees, contractors and other parties who are exposed to or affected by these impurities and toxic substances may give rise to liabilities by the Company. Even if procedures are strictly adhered to by employees, contractors and other parties, there is still a risk that they will be exposed to or affected by impurities and toxic substances in the course of operations of the mine. Such incidences may result in requirements that the Company take remedial action, may result in the curtailment of mining operations and may have a materially adverse effect on the Company’s financial position, results of operations and cash flows.
Reclamation and mine closure costs could adversely affect the Company’s financial position, results of operations and cash flows.
     Currently in the PRC, mining companies are required to make payments to government entities for reclamation and mine closure costs. The government entities actually perform the reclamation and mine closure work to restore the mine site. Presently, mining companies must pay a sewage charge to the Mongolia Environmental Protection Bureau at a rate of RMB15 per ton of extracted ore, multiplied by 0.94. Mining companies must pay a one-time fee to the State Treasury equal to Rmb15,000 — Rmb75,000/ hectare as determined through negotiations with government authorities and based upon the underground areas which have been mined and the nature of the mine. The Company cannot provide assurance that national or regional governments in the PRC will not increase these charges or create laws or regulations to make additional charges on mining companies in the future. National or regional governments may also create laws or regulations to require mining companies to perform some or all of the reclamation and closure activities themselves in the future. Future changes to reclamation and mine closure requirements in the PRC may have a material adverse effect on the Company’s financial position, results of operations or cash flows.
Title to some of the Company’s exploration and mining rights could be challenged or defective.
     The acquisition of title to exploration and mining rights in the PRC is a very detailed and time-consuming process, and title to such rights may be disputed, challenged or impaired. Third parties may assert valid claims to some of the Company’s interests in exploration and mining rights. As a result, the Company may be impaired in its ability to explore or mine on its properties or unable to enforce its rights with respect to such properties. An impairment to, or defect in, the Company’s title to its exploration and mining rights could, therefore, have a material adverse effect on its financial condition, results of operations and cash flows.

The Company is required to obtain government permits in order to conduct mining operations.
     The Company must currently obtain government approvals and permits to operate its mine in the PRC. Further approvals and permits may be required in the future. The ability of the Company to obtain permits from the government of the PRC is contingent upon many factors outside of its control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements by government authorities. The Company cannot provide assurance that it will be able to obtain all necessary permits for its mining operations in the future, and if it obtains them, that the costs involved will not exceed the Company’s estimates. To the extent the Company is unable to obtain or renew required permits, its mining operations may be curtailed, or the Company may not be able to proceed with planned exploration, development or operation of mineral properties.
Increased energy prices or a disruption of energy supply could adversely affect the Company’s operations.
     Mining operations, plant and facilities are intensive users of electricity and carbon-based fuels. Numerous factors beyond the Company’s control influence energy prices, including global and regional supply and demand, political and economic conditions and applicable regulatory regimes. The prices of various sources of energy may increase significantly compared to current levels, and such an increase could adversely affect the Company’s financial condition, results of operations and cash flows. A disruption in the transmission of energy to the mine site, the lack of sufficient energy transmission infrastructure or the termination of energy supply contracts could interrupt the Company’s energy supply and adversely affect mining operations. An interruption of the Company’s energy supply could have a material adverse effect on the Company’s financial position, results of operations and cash flows.
Disruption of transportation services or increased transportation costs could have a material adverse effect on the Company’s financial position, results of operations and cash flows.
     Disruption of transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on the Company’s mining operations. If transportation of the Company’s molybdenum and other mineral products becomes unavailable, the Company’s ability to market its products would be diminished. Furthermore, increases in the Company’s transportation costs relative to those of its competitors could make the Company’s mining operations less competitive. Disruption of transportation services or increases in transportation costs could have a material adverse effect on the Company’s financial position, results of operations and cash flows.
The Company’s mining business depends on good relations with its employees.
     Production at the Company’s mining operations depends on the efforts of its employees. Changes in labor laws or in the Company’s relationships with its employees could result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

     ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY.
     From our inception through December 31, 2002, Qiao Xing Universal Resources, Inc. (“Qiao Xing” or “we”) was principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including corded and cordless telephone sets, in China. Our history dates back to April 1992 when Mr. Rui Lin Wu, our founder and chief executive officer, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People’s Republic of China (“PRC” or “China”). We initially were engaged in the original design and manufacturing of corded telephones, whereby products are designed and manufactured to the customer’s requirements and instructions and are marketed under the customer’s designated brand name or without a designated brand name.
     Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of July 10, 2010, we owned 61.1% of Qiao Xing Mobile Communication Co. Ltd. (“QX Mobile”), an international business company incorporated in the British Virgin Islands on January 31, 2002. QX Mobile owns 96.55% of CEC Telecom Co., Ltd., a limited liability company established in China (“CECT”). In addition, we own 100% of China Luxuriance Jade Company, Ltd. (“China Luxuriance” or “CLJC”), which is the sole shareholder of China Huizhou Taiherui Information Technology Co., Ltd. (“Taiherui”). Taiherui is the sole shareholder of Chifeng Zhongtai Mining Company Ltd.
     Fiscal year 2009 represented a critical year for the Company as we transitioned our business focus from telecommunication terminals to the mineral resources industry, with a focus on several strategically important nonferrous metal mines. In April 2009, we acquired China Luxuriance Jade Co., Ltd. to enter the molybdenum mining and processing industry. In July 2009, we started commercial production of molybdenum concentrate at our molybdenum mine, generating sales revenue of Rmb193.9 million (US$28.4 million) and net income of Rmb64.2 million (US$9.4 million) in the second half of the year.
     Based on the initial success of our molybdenum business as well as an extensive study of China’s macro economic trends, we are further consolidating our strategy to become a pure resources company with meaningful scale and a focus on strategically important metals. As a result of our new strategic direction, we divested our fixed line and low-end mobile phone business on November 30, 2009 and officially changed our corporate name to Qiao Xing Universal Resources, Inc. effective January 28, 2010.
     For 2007, our total capital expenditure was about Rmb7.0 million, which primarily included: 1)Rmb6.5 million for acquisition of property, machinery and equipment; and 2)Rmb0.5 million for construction in progress.
     For 2008, our total capital expenditure was about Rmb20 million for property, machinery and equipment.
     For 2009, our total capital expenditure was about Rmb114.3 million (US$ 16.7 million) for property, machinery, equipment and construction-in-progress.
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
     In connection with the QXM IPO, we entered into a non-competition agreement with QX Mobile and Mr. Rui Lin Wu, which became effective upon the completion of the QXM IPO and will remain valid until we or Mr. Rui Lin Wu or any family member of Mr. Rui Lin Wu does not directly or indirectly own any QX Mobile shares, or until termination of such agreement through the written consent of the parties. The agreement provides that we and Mr. Rui Lin Wu will not, and will procure our subsidiaries and Mr. Wu’s family members to not, solely or jointly, or through any person, company, enterprise or unit other than QX Mobile and its subsidiaries, develop, carry on, participate in, engage in, or be involved in any business or activities that result in or may result in direct or indirect competition with QX Mobile’s business.
Acquisition of China Luxuriance Jade Company, Ltd. and commencement of diversification into the resources industry
     On April 6, 2009, the Company acquired a 100% equity interest in CLJC in a cash-and-stock transaction from Mr. Wu Rui Lin, the president of the Company. CLJC was valued at approximately US$110 million. The Company paid US$30 million in cash and issued 40,000,000 shares of the Company’s common stock valued at US$2.00 per share to Mr. Wu Rui Lin. The closing share price of the Company’s common stock as of the acquisition date was US$1.73 per share. The Company also issued 2,100,000 shares to a financial consulting firm and 100,000 shares to a law firm for services in connection with the acquisition.
     China Luxuriance, through its wholly owned Chinese subsidiaries, owns the right to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in China. Haozhou Mining owns the exploration license of a mine covering 53.9 square kilometers (the “Mine”) in the Inner Mongolia Autonomous Region in the People’s Republic of China. Through exploration of 32.34 square kilometers, it was concluded that there is a reserve of 30,985 tons of molybdenum metal and an abundance of other types of mineralization, which was supported by the Technical Report issued by Behre Dolbear Asia, Inc. Haozhou intends to explore for additional mineralization on the remaining 21.56 square kilometers in the future.
     The Mine is located in Chifeng, which is a strategically important base for China’s mineral resources industry; the average grade of the molybdenum reserves of the Mine is 0.40%, which is very high compared with the global average for molybdenum mines; transportation, supply of water and electricity are economically accessible; Chifeng Haozhou is managed by a team of mining experts with proven experience who are capable of operating a mining business; it has all necessary permits, approval from the PRC government authorities to explore and extract the mines, as well as environment protection permits and safety permits; the infrastructure and the initial production facility (the “Initial Project”) are believed to be sufficient to support the capacity of processing 435,000 tons of ores and producing 2,817 tons of molybdenum concentrate product annually (equivalent to 1,378 tons of molybdenum metal). The Mine commenced commercial operations in July 2009. It is planned that, as of 2011, the production capacity will eventually increase to a level to process 540,000 tons of ores and produce 3,526 tons of molybdenum concentrate on an annual basis.
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
     The members of the Committee and their respective relationships with the Company and our Board of Directors is as follows:
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
     For more than ten years, Qiao Xing and its subsidiaries had achieved great success in the telecommunication terminal industry. However, due to the significant shrinkage in the indoor phone business industry and the intense pricing competition war in the mobile phone market, another subsidiary of ours, Huizhou Qiao Xing Communication Industry Co., Ltd., a company specializing in the indoor phone and lower-end mobile phone business, was now facing a threat of loss. In order to maintain our long term growth momentum and sustained profitability, roughly three years ago, our management team started to explore the opportunities and arenas for our diversification strategy. Upon completion of our due diligence and market research, we selected this copper-molybdenum poly-metallic mining company as our first diversification target.
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
     We believe that our diversification into the mineral resources industry was one of the major strategic measures we have implemented to ensure our continued sustainable development into the future.
Purchase of US$30,000,000 of Convertible Notes of QX Mobile
     We entered into a Sales and Purchase Agreement dated March 31, 2009 with DKR SoundShore Oasis Holding Fund, Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. pursuant to which we purchased US$30,000,000 aggregate principal amount of Convertible Notes (the “Notes”) of QX Mobile from these three non-affiliated original purchasers of the Notes. The three non-affiliated original purchasers of the Notes are sister funds of a hedge fund and, due to their need for and lack of liquidity regarding the Notes, had approached us in late 2008 — early 2009 and offered to sell the Notes to us at a discounted aggregate purchase price of US$24,000,000.
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
Disposal of Qiao Xing Communication Holdings Limited
     On November 30, 2009, the Company sold 100% of its equity interest in Qiao Xing Communication Holdings Limited (“QXCH”) to Dragon Fu Investment Limited (“DFIL”) for a total consideration of Rmb75,000,000 (US$10,989,000), resulting in a gain on disposal of discontinued operations of Rmb144.2 million (US$21.1 million). The total purchase price consideration was based upon an appraisal report to the Company, as well as negotiations between the parties. In addition, in accordance with the sales agreement, DFIL undertook to repay as a primary obligor, or to cause QXCH’s subsidiary to repay, the outstanding loan of RMB236,102,000 which is due from a QXCH subsidiary to the Company, in three installments but no later than November 30, 2010. As of December 31, 2009, this outstanding loan amounted to Rmb200,000,000.
     We owned 100% of Qiao Xing Communication Holdings Limited, which owned 90% of Huizhou Qiao Xing Communication Industry Co., Ltd. (“HZQXCI”). HZQXCI’s principal business was the manufacture and sale of COSUN — branded economy mobile handsets for the PRC market. Through HZQXCI, we had conducted the business of research and development and distribution of mobile phones and the design and distribution of fixed line telephones, wireless telephones and fax machines.
Restructured 2006 Unsecured Convertible Notes (“2006 Notes”)
     On November 3, 2009, the Company signed an Amendment and Exchange Agreement with two institutional investors that owned US$26 million principal amount of 2006 Notes issued by the Company in October 2006, and issued US$24 million aggregate principal amount of 0% unsecured restated senior convertible notes (“0% Restated Notes”) to these two institutional investors in exchange for the 2006 Notes. In addition, the Company issued 2,400,000 shares of common stock of the Company to these two institutional investors. The institutional investors have also waived the interest accrued on the 2006 Notes over the first four months of 2009 as part of the restructuring.
     The Company and the two holders of the 2006 Notes started negotiations with respect to the restructuring prior to the Maturity Date and agreed to the basic terms and conditions for the restructuring in June 2009 (“June Terms”).
     Pursuant to the Amendment and Exchange Agreement, the 0% Restated Notes could be converted into the Company’s common stock by the note holders. The Company was obligated to repay the principal of the 0% Restated Notes in eight installments prior to July 3, 2010, in the form of, at the Company’s option, cash or common stock.
Repayment of Outstanding 0% Restated Notes
     In 2009, the holders of the 0% Restated Notes exercised the option to convert an aggregate of US$6,000,000 of the principal amount of the notes into 3,319,171 shares of the Company at an average conversion price of US$1.81 per share.
     In 2010, the holders of the 0% Restated Notes exercised the option to convert an aggregate of US$17,220,000 of the principal amount of the notes into 9,077,280 shares of the Company at an average conversion price of US$1.90 per share.
     In May 2010, the Company repaid the remaining outstanding US$780,000 of the principal amount of the 0% Restates Notes and the 0% Restated Notes have been cancelled and retired.

Recent Developments
     On May 26, 2010, the Company’s subsidiary signed a letter of intent with Chifeng Xingu Mining Co., Ltd. (“Chifeng Xingu”), a non-affiliated third party, to acquire the 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan Mining” or the “Mining Company”). Xinyuan Mining owns a relatively large-scale lead-zinc mine in Balinzuo Banner, in the Inner Mongolia Autonomous Region of the People’s Republic of China (the “Xinyuan Lead-zinc Mine” or the “Mine”). Based on the preliminary due diligence and domestic geological exploration materials, Xinyuan Mining owns the mining license of the Xinyuan Lead-zinc Mine, covering 3.3233 square kilometers. The reserves of lead-zinc metal and copper metal, which are subject to verification, are estimated to be 825,000 tons and 109,000 tons, respectively, with average grade at 7.60% for lead-zinc and 1.01% for copper. The Mine has current production capacity for processing 500 tons of ores per day, and is now at the stage of trial operation. The Company will use its best efforts to complete the acquisition of the Mining Company during 2010.
B. BUSINESS OVERVIEW.
     Prior to fiscal year 2009, we were principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily in-house corded and cordless telephone sets under the trademark of “Qiao Xing”.
     For the fiscal year ended December 31, 2009, we classified our products into two core business segments, mobile phones and mining. In view of the fact that we operate principally in Mainland China, no geographical segment information is presented. Sales in the PRC market accounted for approximately 94% and 100% of our total revenues for the fiscal years ended December 31, 2008 and 2009, respectively.

	2007	2008	2009
	Rmb’000	Rmb’000	Rmb’000
Net sales:
Mobile phones	3,141,094	2,153873	1,632,912
Mining business	—	—	193,887
Indoor phones	733,013	441,075	—

	3,874,107	2,594,948	1,826,799

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
     QX Mobile develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. QX Mobile sold approximately 2.71 million and 2.12 million handset products in 2008 and 2009, respectively. The average selling price of QX Mobile’s handsets was RMB 788 in 2008 and RMB 735 ($108) in 2009.
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

     QX Mobile currently has one main handset manufacturing facility in Huizhou City, Guangdong Province, China. This facility is equipped with three SMT lines and seven assembly and testing lines. It historically outsourced and continues to outsource the manufacturing of a substantial portion of QX Mobile’s products to EMS providers. QX Mobile produced approximately 0.71 million units in its Huizhou facility in 2008 and 0.21 million units in 2009. It sourced approximately 2.04 million units in 2008 and 1.91 million units in 2009 through EMS providers.
     Substantially all of its products are sold in China. QX Mobile sells its products primarily to its national distributors, provincial distributors and TV direct sales distributors, which resell its products to end customers either directly or through their own distribution networks, which are typically composed of local distributors and retail outlets. As of July 10, 2010, QX Mobile’s distribution network included four national distributors, 58 provincial distributors and three TV direct sales distributors.. In addition, certain of its distributors and other third parties provide repairs and other after-sales services to its end customers through after-sales service centers located throughout China. In November 2008, QX Mobile also began the online retailing of its VEVA branded handsets directly to end customers at its website, www.vevago.com. Since the beginning of 2009, it has also started to build and operate its own specialty retail stores to market and sell its VEVA branded handsets directly to end customers. As of July 10, 2010, QX Mobile operates six VEVA retail stores in Beijing, China.

CLJC and Its Subsidiary Haozhou’s Business Overview
     CLJC, through its wholly owned Chinese subsidiaries, owns the right to receive the expected residual returns from Chifeng Haozhou Mining Company Limited (“Haozhou”), a company that owns 100% interest in the Erdaoyingzi molybdenum mining property in China. Haozhou owns the exploration license of a mine covering 53.9 square kilometers (the “Mine”) in the Inner Mongolia Autonomous Region in the PRC about 745 km northeast of Beijing.
     Through exploration of 32.34 square kilometers of this property in 2007, Haozhou estimates that the Mine has a reserve of approximately 30,985 tonnes of molybdenum metal with an average grade of 0.40% and an abundance of other types of minerals. Haozhou expects to continue to explore the remaining 21.56 square kilometers of the property in the future.
     General description
     Under the “Mineral Resource Law of the PRC,” the state owns all mineral resources. Parties can obtain mining or exploration permits for conducting such activities in a specific area during a specified license period. The permits are generally extendable at the end of the permit period. Haozhou initially obtained an exploration permit for an area of 27 square kilometers. Haozhou obtained an expansion to this permit to the present-day 53.9 square kilometers in 2008. In June 2009, Haozhou obtained a mining permit authorizing extraction for a 4.8 square kilometer area to a subsurface elevation of 279 meters. The exploration license is valid from October 2008 to October 2010, and the mining permit is valid from March 2010 to March 2013. Haozhou fully expects to be able to extend these permits when they expire. The permitted mining area includes the West District containing Deposits I, II and III, and the East District, containing Deposit IV. The two districts are about 5 kilometers apart and are connected by a paved highway.
     A regional mineral resource investigation conducted by a state exploration entity in the late 1970s and early 1980s discovered molybdenum mineralization in the East District. After a period of inactivity, Mr. Guo Yongfa, a local prospector, obtained an exploration permit for the area in 2002. Mr. Yongfa sold the property to Lindong Yongsheng Mining Company Limited in early 2003, who then sold it to Haozhou in December 2003. Haozhou then proceeded with exploration activities, including geological mapping, surface trenching and underground drifting.
     A local prospector, Mr. Li Honglin, discovered molybdenum mineralization in the West District in 2001. Haozhou purchased the property in 2002 and proceeded with exploration activities on the property, including geological mapping, surface trenching and underground drifting.
     Mr. Wu Ruilin acquired Haozhou in 2006 and proceeded with additional exploration activities in 2006 and 2007, including further geological mapping, surface trenching and underground drifting, as well as drilling. In April 2009, the Company, through its wholly owned Chinese subsidiaries, acquired the right to receive the expected residual returns from Haozhou.
     Haozhou completed a feasibility study for the project in September 2007 and commenced construction and development of the mining and plant infrastructure shortly thereafter. Haozhou employs underground mining techniques and a flotation processing plant at the Mine to produce molybdenum concentrate for sale to smelters in various areas of China.
     Molybdenum mineralization at the Mine occurs as molybdenite bearing quartz veins and veinlets that follow shear zones associated with the Yanshan Period faulting. Molybdenum values are sharply controlled by the vein boundaries, with essentially no value falling outside of the vein structures.

     Haozhou is currently using a contractor for mining extraction operations at the Mine. Ore extracted from the Mine is transported to the processing plant where it is crushed in primary and secondary crushers and then passed through a ball mill for grinding. The ore then passes through flotation and filters to produce the molybdenum concentrate.
     Location, access and traffic, climate, physiography and infrastruture
     Haozhou is located within the administrative area of the Balinzuo Banner of Chifeng City. Chifeng City is located in the eastern portion of the Inner Mongolia Autonomous Region in China and approximately 500 kilometers (“km”) northeast of Beijing, the capital city of China. Chifeng City and is well connected with Beijing and other major cities in China through well-developed highway systems and railroads. There is also a regional airport in Chifeng City, with flights to Beijing and other major cities in the surrounding areas.
     Haozhou is located approximately 245 km north-northeast of Chifeng City and approximately 50 km north-northwest of the town of Lindong. Road distance from Chifeng City to Lindong is currently approximately 370 km and the road is generally well-maintained highways. Road distance from Lindong to the mine is approximately 85 km. The first 80 km is a paved highway, and the remaining are gravel and dirt roads. Haozhou transports its molybdenum concentrate product to smelters primarily via truck.
     Haozhou is located in a low-mountain-range and rolling-hill region and on an east-facing slope at the southwestern section of the Daxinganling Mountains. Local elevation difference is approximately 300 meters (“m”) and surface elevation ranges from approximately 700 m to 1,000 m. The hills near the project are generally barren with few shrubs, whereas land in the valleys is generally used for agricultural purposes. Primary crops in the area include corn, millet, sorghum and soybean. Ranching of cattle, goats and sheep is also an important part of the local economy.
     Climate is semi-arid continental with clear seasonal alternation in the area. Summer is hot with a maximum temperature of approximately 36ºC; winter is extremely cold with a minimum temperature of approximately -30ºC. Average annual temperature ranges from 3ºC to 7ºC. May to August is the frost-free season in the area. Annual precipitation averages approximately 450 millimeters (“mm”), and July and August is the rainy season. The annual evaporation rate is much higher than annual precipitation.
     Electricity supply in the Chifeng District is generally in surplus at present. Electricity for Haozhou is supplied by the local power grid. A power line has been constructed to the West district of Haozhou. It was used for construction and production.
     Water supply for mine and mill production at Haozhou consist of pumped ground water from wells drilled in a nearby valley and limited amounts of underground mine water. Water from the tailings ponds is also recycled for production. Water supply at Haozhou is sufficient for production needs.

Location Map of the Erdaoyingzi Molybdenum Project

     Uses of molybdenum and other products
     Haozhou produces molybdenum concentrates and sells to molybdenum smelters. Molybdenum’s most common mineral form is MoS2 which is mined as a primary ore or a secondary mineral in copper mining. Approximately 75% of molybdenum is used as an alloy in steels especially where high-strength, temperature resistant or corrosive resistant properties are sought. The addition of molybdenum enhances the strength, toughness, and wear or corrosion resistance of alloys. Molybdenum is used in major industries, including transportation, process equipment manufacturing, oil well drilling and the manufacturing of petroleum and gas pipelines. Molybdenum metal and superalloys are used in applications which require materials with high melting points, high-temperature structural strength and corrosion resistance. Such applications include industrial furnaces, lighting components, aircraft and stationary turbine engines. The molybdenum chemicals produced are used as catalysts, lubricants, flame-retardants, corrosion inhibitors and pigments. One catalyst which is growing in importance is used in the de-sulphurization and de-metallization of crude oils as they are being refined.
     Molybdenum is a key alloying element in steel and the raw material for several chemical-grade products used in catalysts, lubrication, smoke suppression, corrosion inhibition and pigmentation. Molybdenum as a high-purity metal is also used in electronics such as flat-panel displays, heat sinks, and wiring.
     Marketing
     Challenges to the real economy remained as the aftermath of the global financial crisis lingered in 2009. As the economic stimulus packages adopted by international governments have gradually come to effect since May, the world’s and China’s economy showed signs of slow recovery, yet on a shaky foundation. As such, the price of molybdenum products stayed low.
     In retrospect, the price of molybdenum in year 2009 basically experienced three stages, with a slump during January to April, followed by a surge during May to August and ended with a modest fall during September to December. Looking into the case of Europe’s ferromolybdenum price, it dropped from US$24/kg in January to US$20/kg in April during the first phase, rallied from US$23/kg in May to US$41/kg in August during the second phase and dropped from US$33/kg in September to US$27/kg in December during the third phase. The price of year 2009 bottomed in April, which was mainly attributable to the low production capacity of domestic and overseas steel factories which were on the verge of suspension, and the extremely quiet trading. The upsurge recorded in August was also driven by downstream steel factories. As factories all over the globe increased their production capacity with inventories running out and traders flocking to the market, the molybdenum price swiftly increased.
     As for the domestic molybdenum market in China, the domestic price in year 2009 was basically in line with the international price, lingering at a low price level. The average price of ferromolybdenum over the year was Rmb126,900/tonne, hitting its bottom at Rmb100,000/tonne in April and its peak at Rmb169,000/tonne in August. The average price of molybdenum concentrates was Rmb1,876/metric tonne unit, with the lowest at Rmb1,500/metric tonne unit in April and the highest at Rmb2,529/metric tonne unit in August. The domestic and overseas markets have the same reasons for the ups and downs in molybdenum prices.
     Haozhou entered into a sales agreement with a third party molybdenum metal producer and sells all of its molybdenum concentrates to this third party at the market price of molybdenum concentrates on a Rmb/metric tonne unit basis. The table below shows the high, low and average prices of molybdenum concentrate sold by Haozhou on the Rmb/metric tonne unit basis for the six months ended of December 31, 2009:

Period	Low	High	Average
	Rmb/	Rmb/	Rmb/
	metric tonne	metric tonne	metric tonne
	unit	unit	unit
July, 2009	2,000	2,300	2,147
August, 2009	2,580	2,650	2,611
September, 2009	2,350	2,400	2,374
October, 2009	1,950	2,200	2,071
November, 2009	1,920	1,970	1,945
December, 2009	1,950	1,980	1,964

2009	1,950	2,650	2,160
     Haozhou started its commercial production of molybdenum concentrate in July 2009. Consolidated revenues from CJLC for 2009 were Rmb193.9 million (US$28.4 million). During the second half of 2009, 1,920 tonnes of molybdenum concentrate containing 925 tonnes of molybdenum metal were sold at an average sales price of Rmb2,160/metric tonne unit [equal to Rmb209,700 (US$30,700) per tonne of molybdenum metal (also equal to US$13.96 per pound of molybdenum metal contained)].
     Summary of ore reserves and mineralized material
     Recoverable proven and probable reserves summarized below have been calculated as of December 31, 2009, in accordance with Industry Guide 7 as required by the Securities Exchange Act of 1934. Proven and probable reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance in other countries. Proven and probable reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry, as more fully discussed below. The term “reserve”, as used in the reserve data presented here, means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The term “proven reserves” means reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes and grade and/or quality are computed from the results of detailed sampling from sites where inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of the reserves are well established. The term “probable reserves” means reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
     Ore reserve estimates are based on the latest available geological and geotechnical studies. We conduct ongoing studies of our ore bodies to optimize economic values and to manage risk. We revise our mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies. The following estimate of proven and probable reserves is based on an Independent Technical Review dated December 29, 2007 prepared by Behre Dolbear Asia, Inc., independent experts in mining, geology and reserve determination. Since December 29, 2007, there have not been significant exploration activities on the Erdaoyingzi Molybdenum Mining Property. The estimate of proven and probable reserves at December 31, 2009 has been prepared by the Company’s employees taking into account the amount of reserves produced commencing in June 2009 and by updating the assumptions in the Company’s mine plan for the property. Estimated proven and probable reserves at December 31, 2009 were determined using a long-term average molybdenum concentrate price of Rmb2,146/metric tonne unit, which equals to US$17.0 per pound of molybdenum metal. The average molybdenum price during the last three years has averaged US$23.32 per pound according to Platts Metals Week. In defining our underground mineral reserves, we use a break-even cut-off grade to define the in-situ reserves. The cut-off grade of the molybdenum ore in the Company’s estimated proven and probable reserves is 0.06%.
Erdaoyingzi Molybdenum Recoverable Ore Reserve Summary at December 31, 2009

Ore Reserve	Tonnage		Contained Mo
Category	(kt)	Mo Grades (%)	Metals (t))
Proved	2,610.4	0.40	10,442
Probable	5,083.0	0.38	19,547
Total	7,693.4	0.39	29,989
     Recoverable proven and probable reserves are estimated metal quantities from which we expect to be paid after application of estimated metallurgical recovery rates. Recoverable reserves are that part of a mineral deposit that we estimate can be economically and legally extracted or produced at the time of the reserve determination.
     Other Erdaoyingzi Molybdenum Mineralized Material
     The Erdaoyingzi Molybdenum Mining Property contains mineralized material that we believe could be brought into production should market conditions warrant. However, permitting and significant capital expenditures would be required before operations could commence on this mineralized material. Mineralized material is a mineralized body that has either been delineated by appropriately spaced drilling and/or underground sampling to support the reported tonnage and average metal grades. Such a deposit may not qualify as recoverable proven and probable reserves until legal and economic feasibility are confirmed based upon a comprehensive evaluation of development costs, unit costs, grades, recoveries and other material factors.
     Furthermore, the Company has identified other mineralized material for which quantity and grade can be estimated and reasonably assumed on the basis of geological evidence and limited sampling, but for which geological and grade continuity cannot be verified. The estimate is based on limited information and sampling gathered through appropriate techniques from drill holes or other sampling procedures.
Erdaoyingzi Molybdenum Mineralized Material Summary at December 31, 2009

Tonnage	Mo Grades
(kt)	(%)
1,958.6	0.37

     Mining operation
     Currently on site, there is a concentrator with a design capacity of 1,500 tonnes per day, crushing facilities, dry facilities, various offices, one rock dump with sand dams, a tailings management facility and the Erdaoyingzi underground mine.
     In 2009, Haozhou completed the access to Deposits I, II and III in East District and reached mining capacity of 1,500 tonnes per day. Haozhou plans to increase the mining capacity to 1,800 tonnes per day by the end of September 2010. Haozhou is also working on the stripping of Deposit IV and expects to expand the access to Deposit IV in 2011.
     In April 2009, Haozhou completed the building of a concentrator with a design capacity of 1,500 tonnes per day. Currently, Haozhou is improving its milling plant and expects to expand the processing capacity to 1,800 tonnes per day by the end of 2010.
     As at December 31, 2009, net book value of Haozhou amounted to Rmb742.7 million (US$108.8 million).
     With commercial production of molybdenum concentrate started in July 2009, the total cost of sales incurred in Haozhou for the second half of 2009 amounted to Rmb93.3 million (US$13.7 million). During the second half of 2009, Haozhou produced 263,000 tonnes of ore and milled 262,000 tonnes. The average grade of the ore produced was 0.402%. 1,930 tonnes of molybdenum concentrate containing 930 tonnes of molybdenum metal were produced. The average recovery rate of the ore milled was 88.44%. Average cost of sales per tonne of molybdenum metal produced for 2009 was Rmb100,360 (US$14,703), which equals to Rmb45.62(US$6.68) per pound.
     Geology
     Molybdenum mineralization at Erdaoyingzi consists of quartz veins, veinlets and disseminated molybdenite along northwest-trending altered shear structures hosted by Yanshanian granitic intrusives.
     Stratigraphy outcropping in the Erdaoyingzi area includes the Lower Permian Qingfengshan Formation and Dashizhai Formation as well as Quaternary alluvium. The Qingfengshan Formation is subdivided into a lower member of meta-quartzites, arkoses, siltstones and slates, a middle member of carbonaceous slates, spotted slates, calcareous siltstones and a lower member of meta-sandstones, siltstones and slates. The Dashizhai Formation is subdivided into a lower member of submarine intermediate volcanic flows and tuffs with some slates and marble lenses and an upper member of meta-tuffaceous sandstones, tuffaceous siltstones, conglomerates and marbles. The stratigraphy was intruded by multiple-stage Yanshanian granitic intrusives. The Stage 3 Yanshanian fine-grained biotite granite is the host for the molybdenum mineralization in the West District, whereas the State 4 Yanshanian biotite granite is the host for the molybdenum mineralization in the East District.
     The following table is a geological plan map of the Erdaiyingzi molybdenum deposit showing the distribution of the four ore bodies.

     Exploration
     The Company acquired CJLC in April 2009 and focused on the commencement of operations of the molybdenum mine. No further exploration was conducted on the Mine during 2009. The Company expects to explore the remaining 21.56 square kilometers of the property in the future.
     Government regulations
     The following is a summary of the principal governmental laws and regulations that are or may be applicable to our operations in the PRC. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws.
     The mining industry, including certain exploration and mining activities, is highly regulated in the PRC. Regulations issued or implemented by the State Council, the Ministry of Land and Resources, and other relevant government authorities cover many aspects of exploration and mining of natural resources, including entry into the mining industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.
The principal regulations governing the mining business in the PRC include:
☐	China Mineral Resources Law, which requires a mining business to have exploration and mining licenses from provincial or local land and resources agencies.

☐	China Mine Safety Law, which requires a mining business to have a safe production license and provides for random safety inspections of mining facilities.

☐	China Environmental Law, which requires a mining project to obtain an environmental feasibility study of the project.
     The Guidance to Businesses by Foreign Investments revised in 2007 by the Chinese government does not allow foreign investments into the fields of exploration, development and mining of molybdenum in China. According to this regulation, a molybdenum mine can not be owned directly by foreign companies. Accordingly, the Company could not acquire Haozhou directly.
     On November 27, 2008 and November 28, 2008, Haozhou signed a “Long-term Cooperation Agreement” and a “Supplemental Agreement to Long-term Cooperation Agreement” with Chifeng Zhongtai Mining Company Ltd. (“Zhongtai”). According to these agreements, Zhongtai will provide Rmb300 million working capital to Haozhou and Haozhou agreed to sell all of its products to Zhongtai at cash cost. Furthermore, all cash flows generated from the operation and disposal of Haozhou will belong to Zhongtai. Thus, all cash flow and profits generated from Haozhou will belong to the Company indirectly.
     Sustainable development
     The Company has conducted a mine life analysis for the Erdaoyingzi mining property based on the December 31, 2009 ore reserve estimates and the anticipated 2011 full production rate at the full designed capacity. It can be seen that the ore reserves are sufficient to support production at the anticipated 2011 production level for 14.2 years for the Erdaoyingzi deposit. This ore reserve mine life may change significantly in the future.
     Closure and Rehabilitation
     Pursuant to the requirements under the “Law on Prevention of Water Pollution of the PRC”, “Law on Prevention of Air Pollution of the PRC” and “Administrative Regulations on Levy and Utilization of Sewage Charge”, enterprises which discharge water or air pollutants shall pay discharge fees pursuant to the types and volume of pollutants discharged. The discharge fees are calculated by the local environmental protection authority which shall review and verify the types and volume of pollutants discharged. Once the discharge fees have been calculated, a notice on payment of discharge fees shall be issued to the relevant enterprises.
     According to the Sewage Charge Fee Table and Calculation Basis issued by the Inner Mongolia Environmental Protection Bureau, mining companies need to pay to the State Treasury a sewage charge at RMB15*0.94 per tonne of ore produced. During 2009, Haozhou recorded a total output of about 262,703 tonnes of ores and, accordingly, its sewage charges totaled RMB 3,688,613 (US$540,385) for the year. As of July 15, 2010, the Company has not received the notice on payment of discharge fees from Inner Mongolia Environmental Protection Bureau yet.
     Pursuant to the “Mineral Resources Law”, “Land Administration Law of the PRC” and “Rules on Land Rehabilitation”, exploitation of mineral resources shall be conducted in compliance with the legal requirements on environmental protection so as to prevent environmental pollution. With respect to any damage caused to cultivated land, grassland or forest as a result of exploration or mining activities, mining enterprises shall restore the land to a state appropriate for use by reclamation, re-planting trees or grasses or such other measures as are appropriate to the local conditions. In the event that the mining enterprise is unable to rehabilitate or the rehabilitation does not comply with the relevant requirements, the mining enterprise shall pay a fee for land rehabilitation. Upon the closure of a mine, a report in relation to land rehabilitation and environmental protection shall be submitted for approval. Enterprises that fail to perform or satisfy the requirements on land rehabilitation will be penalized by the relevant land administration authority. In Chifeng City, mining companies pay a one-time fee to the State Treasury equal to Rmb15,000 — Rmb75,000/ hectare as determined through negotiations with government authorities and based upon the underground areas which have been mined and the nature of the mine. Haozhou recorded a liability for mine restoration of Rmb324,750 (US$47,576) based on 4.33/hectare of mining areas (the areas being mined in 2009) at RMB75,000/hectare.
     In accordance with the ''Law on Prevention of Environmental Pollution Caused by Solid Waste of the PRC’’, entities and individuals collecting, storing, transporting, utilizing or disposing of solid waste shall take precautions against the spread, loss and leakage of such solid waste or adopt such other measures for preventing such solid waste from polluting the environment. The operations of Haozhou do not cause any release of solid waste to the environment.
     The penalties for breaches of the environmental protection laws vary from warnings and fines to administrative sanctions, depending on the degree of damage. Any entity whose construction projects fail to satisfy the requirements on pollution prevention may be ordered to suspend its production or operation and be subject to a fine. The person responsible for the entity may be subject to criminal liability for serious breaches resulting in significant damage to private or public property or personal death or injury. Haozhou believes that its current production and operating activities are in compliance with the relevant requirements on environmental protection. Haozhou has not been penalized as a result of breaching any environment protection laws and regulations.

C. ORGANIZATIONAL STRUCTURE AS OF JULY 10, 2010:

D. PROPERTY, PLANT AND EQUIPMENT.
     Our principal executive offices are located at Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, PRC. For telecommunication business, our main manufacturing facility is located on a leased property of approximately 3,700 square meters in Huizhou. For mining business, our plants and mine properties are located within the administrative area of the Balinzuo Banner of Chifeng City, Inner Mongolia Autonomous Region in PRC. We believe that our existing facilities are adequate and suitable to meet our present and foreseeable needs.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected Financial Data. The amounts reflected in the following discussion are in Renminbi (“Rmb”). Translation of amounts for 2009 from Rmb into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb6.8259 on December 31, 2009.
          The Company was incorporated in the British Virgin Islands (the “BVI”). The Company and its subsidiaries (the “Group”) are principally engaged in (i) the production and sale of mobile phones and accessories in the People’s Republic of China (the “PRC”); and (ii) the production and sale of molybdenum concentrates in the PRC.
HIGHLIGHTS
-	Net loss for 2009 was Rmb259.9 million (US$38.1 million), or Rmb4.13 (US$0.61) per basic and diluted common share, which included a non-cash unrealized loss on common share purchase warrants of Rmb4.7 million (US$0.7 million), or Rmb0.07 (US$0.01) per basic and diluted common share. Total net loss from discontinued operations was Rmb139.8 million (US$20.5 million), or Rmb2.22 (US$0.33) per basic and diluted common share.

-	Non-cash unrealized loss on common stock purchase warrants of Rmb4.7 million (US$0.7 million) for 2009 was the result of a requirement under US GAAP to account for the Company’s outstanding common stock purchase warrants as a derivative, with changes in the fair value recorded in net income (loss).

-	Net of tax operating result of QXCH Group amounted to Rmb372.2 million (US$54.5 million). The Company disposed QXCH Group on November 30, 2009 and recorded a gain on the disposal at amount of Rmb144.2 million (US$21.1 million). The disposal of QXCH resulted in a realized foreign currency gain related to loans from the Group to QXCH at an amount of Rmb88.2 million (US$12.9 million). Total net loss from discontinued operations amounted to Rmb139.8 million (US$20.5 million).

-	Consolidated revenues for 2009 were Rmb1,826.8 million (US$267.6 million). Among them, Rmb1,632.9 million (US$239.2 million) were contributed by the telecommunication business of QXMC, down approximately 24.2%; Rmb193.9 million (US$28.4 million) were contributed by the mining business of CLJC.

-	Operating cash flows were Rmb872.6 million (US$127.8 million). Total cash and cash equivalents at December 31, 2009 were Rmb3,709.5 million (US$543.4 million), compared to Rmb3,117.5 million as of December 31, 2008.

-	Highlights of the mining business:
i)	Commercial production of the Company’s molybdenum mine started in July 2009. Consolidated revenues from the mining business for 2009 were Rmb193.9 million (US$28.4 million); the business generated a gross profit of Rmb100.6 million (US$14.7 million) and net income of Rmb64.2 million (US$9.4 million).

ii)	Molybdenum concentrate production in 2009 was 1,929.6 tonnes, which contained 929.9 tonnes (2.05 million pounds) of molybdenum metal.

iii)	Average cost of sales per tonne of molybdenum metal produced for 2009 was Rmb100,360 (US$14,703), which equals to Rmb45.62(US$6.68) per pound. (The final mining product of the Company is molybdenum concentrate, so the cash cost does not include the cost of smelting since the Company does not engage in smelting operations).

iv)	Capital expenditures incurred in the mining business for 2009 were Rmb113.0 million (US$16.6 million), comprised Rmb94.0 million (US$13.8 million) for the mines and Rmb19.0 million (US$2.8 million) for the mill.
OUTLOOK
Telecommunication business of QXMC
Industry growth
          In recent years, China’s mobile handset market has experienced rapid growth and development. We believe that China will continue to play a key role in the development of the global telecommunication industry and remain one of the largest wireless subscriber markets in the world for the foreseeable future.
          Moreover, China’s mobile telecommunication operators have upgraded their networks to offer 3G wireless telecommunication services. 3G technology is expected to enable users to transmit larger volumes of data and more sophisticated content, such as streaming media and multi-player games, more quickly. In January 2009, MIIT issued 3G licenses to China Mobile (TD-SCDMA), China Unicom (CDMA2000) and China Telecom (WCDMA). The more extensive use of data transmission, as facilitated by new and upgraded technologies and networks, is expected to lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile phones with more advanced technologies in China.
          The mobile phone penetration rate in China is still considerably lower than most of the more developed countries and we believe that it has the potential to increase significantly in the next several years. Historically, the mobile telecommunication subscription and handset demand growth took place in China’s large cities, such as Beijing, Shanghai and Guangzhou. More recently, however, the demand growth is increasingly driven by medium and small cities and rural areas, which still have low penetration rates and benefit from favorable government policies, such as universal service obligations imposed upon mobile telecommunication operators in China, and the increasing affordability of handsets, mainly due to the higher average standard of living across China.
Competition and market position
          While China’s mobile handset market is expected to grow significantly, competition is intense. The market has become highly fragmented in recent years as an increasing number of handset producers have entered the market.
          We face significant competition from domestic and multinational mobile handset producers. A small number of multinational players have gained significant market share in China based on greater brand name recognition among Chinese consumers. In addition, competition from domestic handset makers has intensified in recent years.
          We focus on developing and marketing differentiated products for the Chinese handset market. By leveraging our in-house research and development capabilities and operational cost advantages, we have been able to offer consumers handsets with more attractive features at relatively lower prices. This strategy has allowed us to maintain our market position while avoiding direct competition with mass market competitive products.
Product offerings and pricing
          The mobile handset market in China, as well as globally, is characterized by rapidly changing technical standards and increasing demand for handsets with more functions and personalized features and shortening product life cycles. Pricing of mobile handsets depends principally on manufacturing costs, overall market demand, competition and, increasingly, costs associated with licensing fees, royalties and other payments for technology improvements. Increased economies of scale, technology advancements, and intensified market competition among material and component suppliers have led to significant reductions in handset prices. The selling price and corresponding gross profit margin for a particular mobile handset model typically declines over time as it reaches maturity in the product life cycle. The product life cycle for our most successful handsets has been approximately 12 to 15 months and four to six months for other handset products.
          Our success depends on our ability to satisfy market demand by continually and successfully introducing new product offerings tailored towards local consumers and changing trends. Historically, we have been able to limit the decline in our average selling prices and reduce the impact on our overall margins by successfully introducing popular new products with increased features and designs. For example, in 2007, we released a series of products with enhanced functions, such as the fingerprint recognition information security phone and the wrist watch phone. In 2008, we released our new VEVA-branded mobile handsets to target the fashion-conscious professional men and women. The VEVA mobile handsets not only took our products’ overall design and functionality to a new level, but also gave value-conscious shoppers an attractive performance-price value proposition. Our ability to continually introduce new product offerings with attractive features has allowed us to achieve higher average selling prices and consistently achieve relatively higher profit margins.
          We also expect to continue to incur costs to license third-party technologies used in our products, as well as for royalties and other fees we may be required to pay in order to use 3G or other technologies used in our handset products.
Cost management
          We have adopted various measures to control our development and production costs, including utilizing locally sourced raw materials and components, focusing on in-house design and manufacturing and utilizing a limited number of core handset platform designs for developing and producing a wide range of products with varying features. We also achieved greater economies of scale by significantly increasing our total sales while containing the increases in operating expenses such as selling and distribution expenses, and general and administrative expenses.
Working capital management
          We believe our success also depends on our ability to effectively manage our inventory levels, trade-related receivables and payables and other working capital needs. We communicate regularly with our distributors to collect timely feedback from end users and through other channels regarding demand for particular products and project our production volumes and inventory levels based on our analysis of this feedback. As a result, this careful monitoring helps us better manage our working capital requirements. However, we depend on timely and accurate market feedback and a good relationship with our distributors to achieve these added efficiencies. Any failure to obtain timely and accurate market feedback or to correctly estimate demand for our products could result in lost sales opportunities, potential inventory related charges or reduced sales prices and gross margins for our products. We also closely monitor the level of trade-related receivables and payables to effectively anticipate and manage working capital needs.

Mining business of CJLC
Molybdenum market
          In 2008, the average price for molybdenum oxide was over US$30 per pound. The price declined dramatically during the fourth quarter of 2008 and the first four months of 2009, reaching a low of US$7.70 per pound in April 2009. This decline was primarily due to the collapse in demand from the steel industry for molybdenum bearing grades of steel. During June through August of 2009, the price of molybdenum rose sharply, reaching a year-to-date high of US$18.30 per pound in August 2009. The price of molybdenum was volatile during the remainder of 2009, with the average price for molybdenum oxide of US$11.53 per pound for the fourth quarter of 2009 and US$11.29 per pound for the month of December 2009. Accordingly, the price of molybdenum concentrate was volatile during 2009 also.
          At the start of 2010, the molybdenum price began to increase. By March 8, 2010, the price for molybdenum oxide had increased to US$18.00 per pound, and for the week of June 4, 2010, the average price for molybdenum oxide was US$15.40 per pound.
          The Company expects that demand will continue to improve. The Company believes that the price of molybdenum will depend on the pace of re-supply from Chinese mines in addition to the pace of improving demand from Western and Japanese steel mills. Nonetheless, the Company expects that the demand and sales price for molybdenum will increase within the next 18 months and, for this reason among others, the Company has decided to look for other acquisition opportunities in the PRC.
          There can be no assurance, however, that molybdenum demand will strengthen or that molybdenum prices will further improve. Any significant weakness in demand or reduction in molybdenum prices may have a material adverse effect on the Company’s results of operations, financial condition and cash flows. For every US$1 increase in the molybdenum price, the results of operations for 2009 would have increased US$1,277,000. For every US$1 decrease in the molybdenum price, the results of operations for 2009 would have decreased US$1,277,000.
          Operations
          For 2010, the Company expects the molybdenum concentrates production volume to be 3,600 tonnes (1,740 tonnes of contained molybdenum metal) to 3,800 tonnes (1,820 tonnes of contained molybdenum metal). For 2010, anticipated average costs per tonne of molybdenum metal produced (excluding the cost of smelting since the Company does not engage in smelting operations) is expected to be Rmb100,300 (US$14,694) to Rmb103,000 (US$15,909), equivalent to US$6.68 to US$6.86 per pound.
          Capital expenditures for 2010 are expected to be Rmb94.6 million (US$13.9 million), comprised of Rmb89.3 million (US$13.1 million) in capital expenditures for the mines and Rmb5.3 million (US$0.8 million) for the mill.
Anticipated productive lives of mineral properties, facilities and equipment
          The Company has conducted a mine life analysis for the Haozhou Mine based on the December 31, 2009 ore reserve estimates and the anticipated 2011 full production rate at the full designed capacity. It can be seen that the ore reserves are sufficient to support production at the anticipated 2011 production levels for 14.2 years for the Erdaoyingzi deposit. This ore reserve mine life may change significantly in the future due to the following reasons:

1.	Additional exploration and development of the mines could convert some of the existing mineralized material to proven and probable ore reserves. These new ore reserves would increase the mine life.

2.	Additional exploration may also find additional proven and probable reserves or mineralized material resources within the exploration license areas. Some of these additional mineral resources might be converted to ore reserves, which would extend the mine life.

3.	Changes in the production rate would also change the mine life. The mine life would be shortened if the production rate is increased to a higher level than the anticipated production level for 2011.

4.	Changes in the assumptions in the mining plan such as the long-term molybdenum price, mining costs, processing costs, fuel, electric power, etc. Changes in these assumptions could impact the cut-off grade determined in the mining plan.
Anticipated assets retirement costs
          In connection with the mining operation, the Company is required to make payments for restoration and rehabilitation.
          According to the Sewage Charge Fee Table and Calculation Basis issued by the Inner Mongolia Environmental Protection Bureau, mining companies need to pay to the State Treasury a sewage charge at RMB15*0.94 per tonne of ore produced. During 2009, Haozhou recorded a total output of about 262,703 tonnes of ores, and, accordingly, its sewage charges totaled RMB 3,688,613 (US$540,385) for the year.
          In Chifeng City, mining companies pay a one-time fee to the State Treasury equal to Rmb15,000 – Rmb75,000/ hectare as determined through negotiations with government authorities and based upon the underground areas which have been mined and the nature of the mine. Haozhou recorded a liability for mine restoration of Rmb324,750 based on 4.33/hectare of mining areas (the areas being mined in 2009) at RMB75,000/hectare.

          A. OPERATING RESULTS.
Fiscal 2009 compared to Fiscal 2008
          Our net loss increased by Rmb123.1 million (US$18.0 million) from a net loss of Rmb136.8 million in 2008 to a net loss of Rmb259.9 million (US$38.1 million) in 2009. This was mainly due to:
-	Decrease of gross profit by Rmb514.9 million (US$75.4 million) mainly due to the decreased net sales and increased cost of sales in QXMC;

-	Decrease of selling expenses by Rmb36.1 million (US$5.3 million);

-	Increase of general and administrative expenses by Rmb55.0 million (US$8.1 million);

-	Decrease of gain from remeasurement of embedded derivatives at amount of Rmb168.3 million (US$24.7 million);

-	Decrease of interest expense by Rmb88.9 million (US$13.0 million);

-	Decrease of net loss from discontinued operations at amount of Rmb139.8 million (US$20.5 million);
          The Company acquired CLJC on April 6, 2009. The operating results of CLJC have been consolidated with those of the Group since April 6, 2009, when the Company acquired CLJC from Mr. Wu Ruilin.
     On November 30, 2009, the Company disposed of QXCH to Dragon Fu Investment Limited. The Company has accounted for the QXCH business in the consolidated financial statements as a discontinued operation. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the QXCH business have been appropriately reclassified in the consolidated financial statements as discontinued operations for all periods presented.
          The details are as follows:
          (i) Net sales
          Analysis of our sales revenue by business segment for fiscal year 2009 and 2008 is as follows:

	Year ended December 31
	2009		2008
	Rmb’000%		Rmb’000%
Mobile telephones of QXMC	1,632,912	89	2,153,873	100
Mining business of CLJC	193,887	11	—	—

Total	1,826,799	100	2,153,873	100

          Net sales revenue decreased by Rmb327.1million from Rmb2,153.9 million for fiscal year 2008 to Rmb1,826.8 million (US$267.6 million) for fiscal year 2009, representing a decrease of 15.2%. The decrease was primarily due to a decline of sales in QXMC at amount of Rmb521.0 million (US$76.3 million).
          Revenue from QXMC decreased by 24.2% from Rmb2,153.9 million in 2008 to Rmb1,632.9 million (US$239.2 million) in 2009. The decrease was primarily due to a decline in our handsets and accessories revenue, which accounted for 99.4% and 99.5% of QXMC’s total revenues in 2008 and 2009, respectively.

          Revenue from the sale of handsets and accessories decreased by 24.1% from Rmb2,140.3 million in 2008 to Rmb1,624.3 million (US$238.0 million) in 2009, primarily due to lower handset shipments and a decrease in the average selling price of handsets sold in 2009. Our handset shipment decreased by 21.8% from 2,714,000 units in 2008 to 2,123,000 units in 2009. The decrease in our handset shipments in 2009 was primarily due to fewer new model launches and a slow-down in shipments amid intense competition in the handset market. The average selling price of our handsets decreased from Rmb788 per unit in 2008 to Rmb734 (US$108) per unit in 2009, primarily due to the launch of lower-priced VEVA-series products to target the lower-end market and more aggressive pricing to drive sales in an increasingly competitive and deteriorated uncertain economic environment. Average sale price was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, we had to bear the airtime and logistic costs.
          CLJC started its commercial production of molybdenum concentrate in July 2009. Consolidated revenues from CLJC for 2009 were Rmb193.9 million (US$28.4 million). During the second half of 2009, 1,920 tonnes of molybdenum concentrate containing 925 tonnes of molybdenum metal were sold at an average sales price of Rmb209,700 (US$30,700) per tonne of molybdenum metal (equal to US$13.96 per pound of contained molybdenum metal).
          (ii) Cost of Goods Sold
          Analysis of our cost of goods sold by business segment for fiscal years 2009 and 2008 is as follows:

	Year ended December 31
	2009		2008
	Rmb’000%		Rmb’000%
Mobile telephones of QXMC	1,381,595	94	1,287,096	100
Mining business of CLJC	93,335	6	—	—

Total	1,474,930	100	1,287,096	100

          Cost of goods sold increased by Rmb187.8 million from Rmb1,287.1 million for fiscal year 2008 to Rmb1,474.9 million (US$216.1 million) for fiscal year 2009, representing an increase of 14.6%.
          In 2009, the cost of goods sold for QXMC was Rmb1,381.6 million (US$202.4 million), while it amounted to Rmb1,287.0 million in 2008, representing an increase of Rmb94.6 million. QXMC’s cost of goods sold increased by 7.3% primarily driven by the increased percentage sales of VEVA products, which resulted in, among others, a Rmb67.8 million increase in raw materials and components cost. In addition, inventory write-downs also increased from RMB6.6 million in 2008 to Rmb18.0 million (US$2.6 million) in 2009. The cost of goods sold in QXMC as a percentage of revenue increased from 59.8% in 2008 to 84.6% in 2009, primarily due to more aggressive pricing in 2009.
          With the commercial production of molybdenum concentrate starting in July 2009, the total cost of sales incurred in CLJC for the second half of 2009 amounted to Rmb93.3 million (US$13.7 million). During the second half of 2009, CLJC produced 263,000 tonnes of ore and milled 262,000 tonnes. The average grade of the ore produced was 0.402%. 1,930 tonnes of molybdenum concentrate containing 930 tonnes of molybdenum metal was produced. The average recovery rate of the ore milled was 88.44%. Average cost of sales per tonne of molybdenum metal produced for 2009 was Rmb100,360 (US$14,703), which equals to Rmb45.62(US$6.68) per pound. (The final mining product of the Company is molybdenum concentrate, so the cash cost does not include the cost of smelting since the Company does not engage in smelting operations).
     (iii) Gross Profit
          Analysis of our gross profit by business segment for fiscal years 2009 and 2008 is as follows:

	Year ended December 31
	2009		2008
	Rmb’000%		Rmb’000%
Mobile telephones of QXMC	251,317	71	866,777	100
Mining business of CLJC	100,552	29	—	—

Total	351,869	100	866,777	100

          Gross profit for fiscal year 2009 was Rmb351.9 million (US$51.5 million), representing a decrease of Rmb514.9 million from Rmb866.8 million in fiscal year 2008.
          In 2008, the gross profit from QXMC was Rmb866.8 million, while it amounted to Rmb251.3 million (US$36.8 million) in 2009, representing a decrease of 71%. The decrease was primarily due to the decreased revenue from our mobile handset products. Gross margin of QXMC decreased from 40.2% in 2008 to 15.4% in 2009, primarily due to fewer new model launches and more aggressive pricing amid increasing competition in the PRC handset market. Gross margin was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, we had to bear the airtime and logistic costs.
          Gross profit generated from CJLC amounted to Rmb100.5 million (US$14.7 million), representing a gross profit ratio of 51.8%.
     (iv) Selling expenses
          Selling expenses decreased by Rmb36.1 million from Rmb146.6 million for fiscal year 2008 to Rmb110.4 million (US$ 16.2 million) for fiscal year 2009. The decrease was mainly due to decreased selling and distribution expenses in QXMC.
          Selling and distribution expenses in QXMC decreased by 25.2% from Rmb146.6 million in 2008 to Rmb109.6 million (US$16.1 million) in 2009. The decrease in selling and distribution expenses was primarily due to the lower airtime costs we incurred on the reduced TV direct sales from Rmb128.2 million in 2008 to Rmb80.0 million (US$11.7 million) in 2009.
          Due to the business nature, selling and distribution expenses for the molybdenum mine products were very low. For the year ended December 31, 2009, only Rmb0.8 million (US$0.1 million) of selling expenses were recorded in CLJC.
     (v) General and administrative expenses including stock-based compensation
          Our general and administrative expenses primarily consisted of share-based compensation, salaries, benefits and other expenses for our administrative personnel, expenses relating to legal, accounting and other professional services, travel and entertainment, depreciation and amortization charges and bad debt provisions. General and administrative expenses increased by Rmb55.0 million from Rmb59.8 million in fiscal year 2008 to Rmb114.8 million (US$ 16.8 million) in fiscal year 2009, representing an increase of 92.0%.
          The increase primarily related to the increased general and administrative expenses in QXMC for 2009.
          General and administrative expenses in QXMC increased by 66.4% from Rmb44.2 million in 2008 to Rmb73.6 million (US$10.8 million) in 2009. The increase was primarily due to the higher share-based compensation expenses, which increased from Rmb12.2 million in 2008 to Rmb31.0 million (US$4.5 million) in 2009. The increase in share-based compensation expenses in 2009 arose due mainly to the grant of restricted shares to a director and various employees in December 2009. In addition, bad debt expense in QXMC also increased from Rmb0.7 million in 2008 to Rmb12.4 million in 2009 (US$1.8 million). As for the percentage of total revenue, general and administrative expenses of QXMC increased from 2.1% in 2008 to 4.5% in 2009.
          In connection with the acquisition of CJLC, the Company issued 2,100,000 shares to a financial consulting firm and 100,000 shares to a law firm for services in connection with the acquisition. Accordingly, Rmb26.0 million (US$3.8 million) was recorded in general and administrative expenses for the year 2009.
          General and administrative expenses in CJLC in 2009 amounted to Rmb3.6 million (US$0.5 million). Among this, Rmb1.1 million (US$0.2 million) was incurred for the feasibility study on the remaining area of the Erdapyingzi Molybdenum mine.
     (vi) Research and development expenses
          Research and development expenses of QXMC increased by 24.7% from Rmb29.2 million in 2008 to Rmb36.4 million (US$5.3 million) in 2009. The increase was mainly driven by an increase in material and software costs, and the write-off of Rmb3.2 million (US$0.5 million) of costs relating to discontinued development projects in 2009.
     (vii) Amortization of intangible assets
          Amortization of other intangible assets related to the operations of QXMC. Amortization of other intangible assets decreased by 59.8% from Rmb11.7 million in 2008 to Rmb4.7 million (US$0.7 million) in 2009 mainly because certain intangible assets had been fully amortized during 2008 and 2009.
     (viii) Impairment of acquired intangible assets
          Impairment of acquired intangible assets also related to the operations of QXMC. As a result of our strategic shift to focus more on our high-end VEVA-branded mobile handsets, QXMC made an impairment charge of Rmb26.2 million (US$3.8 million) on its “CECT” brand in the year ended December 31, 2008. In 2009, an impairment charge of Rmb13.6 million (US$2.0 million) on the “CECT” brand was further recorded. The value of the “CECT” brand decreased to Rmb0 as of December 31, 2009.
     (ix) Impairment of assets held for sale
          In November 2009, QXMC entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of Rmb163 million (US$23.9 million). The sale was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. An impairment charge of Rmb6.0 million (US$0.9 million) was made during the year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell.
     (x) Interest income
          Interest income decreased by Rmb26.2 million from Rmb54.8 million in 2008 to Rmb28.6 million (US$ 4.2 million) in 2009. The decrease was mainly attributable to the decrease in interest rates in 2009 and the repayment of loans to a third party.
          Interest income in 2008 of Rmb36.5 million came from loans to a third party at an interest rate of 5% per annum. As the loan was repaid in June 2009, only Rmb9.3 million (US$1.4 million) interest income was recorded in 2009 related to loans to a third party.
     (xi) Exchange gain (loss)
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
          A realized foreign currency translation gain of Rmb88.2 million (US$12.9 million) was recorded in 2009 primarily resulting from the disposal of QXCH.
          On November 30, 2009, the Company sold QXCH to DFIL for a total consideration of Rmb75,000,000 (US$10,989,000). In addition, in accordance with the sales agreement, DFIL undertook to repay as a primary obligor, or to cause QXCH’s subsidiary to repay, the outstanding loan of Rmb236,102,000 which was due from QXCH’s subsidiary to the Company in full to the Company in three installments but no later than November 30, 2010. In 2008, as these loans to subsidiaries of QXCH were inter-company loans within the Company, all related foreign exchange gains were recorded in cumulative translation adjustments. With the disposal of QXCH, cumulative foreign exchange gains from these loans to the subsidiaries of QXCH at amount of Rmb88.2 million (US$12.9 million) were recorded as realized foreign currency translation gain in the fiscal year of 2009. This realized foreign currency translation gain was included in net loss from discontinued operations.
     (xii) Interest expense
          Interest expenses decreased by Rmb88.9 million from Rmb311.7 million in 2008 to Rmb222.8 million (US$32.6 million) in 2009. The decrease related mainly to the convertible bonds and interest expenses for bank loans.
          In Qiao Xing Universal Resources, Inc (“QXUT”) for the year 2008, we recorded interest expenses of Rmb145.8 million relating to two convertible bonds issued in 2006 and 2007. Coupon interest for these two convertible bonds amounted to Rmb14.2 million in 2008. With repayment of the 2007 convertible bond, we only recorded an interest expense of Rmb4.1 million (US$0.6 million) in QXUT in 2009, among which, coupon interest amounted to Rmb3.0 million (US$0.4 million).

          QXMC issued US$70,000,000 senior convertible notes on May 15, 2008 and recorded interest expense of Rmb92.9 million in 2008. Coupon interest for these QXMC convertible notes amounted to Rmb11.6 million in 2008. On March 31, 2009, the Company purchased US$30,000,000 principal amount of QXMC senior convertible notes from three note holders for an aggregate purchase price of US$24,000,000. The Company recorded interest expense of Rmb168.3 million (US$24.7 million) related to the QXMC convertible notes in 2009. Coupon interest for the QXMC convertible notes amounted to Rmb15.8 million (US$2.3 million) in 2009.
          In 2009, interest expense related to bank loans and other bank borrowings amounted to Rmb50.4 million (US$7.4 million), compared to Rmb102.5 million in 2008, mainly attributed to the repayment of bank borrowings in 2009.
(xiii) Gain (loss) on re-measurement of embedded financial derivatives
          We recognized a gain on re-measurement of embedded derivatives relating to the convertible bonds of Rmb160.0 million in 2008 and a loss of Rmb8.3 million (US$1.2 million) in 2009, the fair value of the embedded derivative being most sensitive to the market price on the re-measurement date of the shares of the Company into which the bonds are convertible. The fair values of these embedded derivatives relating to the convertible bonds were appraised by a third party valuator.
(xiv) Loss on extinguishment of convertible debts
          On August 19, 2008, the holders of the QXMC US$70,000,000 senior convertible notes exercised the option to convert US$8.3 million of the principal amount of the notes and accrued interest thereon of US$0.5 million into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a loss of RMB10.6 million during the year ended December 31, 2008.
          In 2009, the holders of the QXMC convertible notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXMC at a conversion price of US$4.05 per share. The extinguishment of the QXMC convertible debts that arose from the conversion resulted in a gain of Rmb46.3 million (US$6.8 million) for the year ended December 31, 2009.
          On March 31, 2009, the Company purchased from three note holders US$30,000,000 of the outstanding QXMC convertible notes for an aggregate purchase price of US$24,000,000. The carrying value of the QXMC convertible notes purchased by the Company was estimated to be approximately Rmb176.3 million on March 31, 2009. The transaction resulted in a loss on the extinguishment of the US$30,000,000 QXMC convertible notes of Rmb15.1 million (US$2.2 million) for the Group, being the difference between the purchase price and the carrying value of the debt, the embedded derivatives and the unamortized deferred debt issuance costs relating to the QXMC convertible notes.
          On November 3, 2009, the Company signed an agreement with two institutional investors of the 2006 convertible notes and issued US$24 million aggregate principal amount of 0% unsecured restated senior convertible notes to these two institutional investors in exchange for the US$26 million aggregate principal amount of 2006 convertible notes. In addition, the Company has issued 2,400,000 shares of common stock of the Company to these two institutional investors. The institutional investors have also waived the interest accrued on the 2006 convertible notes over the first four months of 2009 as part of the restructuring. Loss from the extinguishment of the 2006 convertible notes included in the consolidated financial statements for the year ended December 31, 2009 was

Rmb49.2 million (US$7.2 million).
          In 2009, the holders of the 0% Restated Notes exercised the option to convert US$6,000,000 of the principal amount of the notes into 3,319,171 shares of the Company at an average conversion price of US$1.81 per share. The extinguishment of the 0% Restated Notes resulted in a gain of Rmb2.7 million (US$0.3 million) for the year ended December 31, 2009.
          As a result, total loss on extinguishment of convertible debts amounted to Rmb15.3 million (US$2.2 million) in 2009.
(xv) Gain on disposal of interests in subsidiaries
          For the year ended December 31, 2008, the Company recorded a gain on disposal of interests in subsidiaries at an amount of Rmb2.3 million relating to the disposal of subsidiaries by QXMC during the year ended December 31, 2008.
          Gain on disposal of discontinued operations at an amount of Rmb144.2 million (US$21.1 million) related to the disposal of QXCH was included in net loss from discontinued operations for the year ended December 31, 2009. No other disposal activity occurred in 2009.
(xvi) Gain on issue/repurchase of stocks by subsidiary
          On January 7, 2008, QXMC issued 565,000 new ordinary shares at US$7.50 per share upon the exercise of share options granted to its director and certain employees. On May 15, 2008, QXMC repurchased 6,966,666 of its issued ordinary shares at US$6.94 per share from two existing shareholders of QXMC through the issuance of the QXMC US$70,000,000 senior convertible notes. All ordinary shares repurchased were subsequently cancelled.
          On August 19, 2008, the holders of the QXMC US$70,000,000 senior convertible notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share.
          In 2008, the Company recorded a total gain of Rmb4.4 million on these issuances and repurchase of stocks transactions by QXMC.
          In 2009, the holders of the QXMC convertible notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXMC at a conversion price of US$4.05 per share.
          On December 4, 2009, QXMC issued 960,884 ordinary shares to its management team in replacement of all of the outstanding stock options held by the management team.
          As a consequence of the QXMC share issue in 2009, the Company’s equity interest in QXMC was decreased to 61.1%. With the implementation of SFAS No. 160, in connection with the conversion of convertible notes and the exchange of stock option to ordinary shares, the Company charged retained earnings by Rmb98.1 million (US$14.4 million) in 2009 which was the decline in the Company’s share of the carrying value of QXMC as a result of ownership dilution caused by this transaction.
(xvii) Unrealized gain (loss) on derivatives
          Non-cash unrealized loss on common stock purchase warrants of Rmb4.7 million (US$0.7 million) for 2009 was the result of a requirement under US GAAP to account for the Company’s outstanding common stock purchase warrants as a derivative, with changes in the fair value recorded in net income (loss).

(xviii) Income tax expense
          Income tax expense decreased by Rmb111.8 million from Rmb155.7 million in 2008 to Rmb43.9 million (US$6.4 million) in 2009.
          Income tax expense of QXMC decreased by Rmb144.1 million from Rmb155.7 million in 2008 to Rmb11.6 million (US$1.7 million) in 2009, primarily due to decreases in taxable income. In 2009, CLJC recorded a total income tax expense of Rmb32.3 million (US$4.7 million). Both QXMC and CLJC are subject to a 25% enterprise income tax rate in 2008 and 2009.
(xix) Discontinued operations, net of tax
          On November 30, 2009, the Company sold QXCH to DFIL for a total consideration of Rmb75,000,000 (US$10,989,000), resulting in a gain on disposal of discontinued operations at an amount of Rmb144.2 million (US$21.1 million). Net loss from the discontinued operations of QXCH for the eleven months ended November 30, 2009 was Rmb372.2 million (US$54.5 million). The disposal also resulted in a realized foreign currency translation gain at an amount of Rmb88.2 million (US12.9 million). The total net loss from the discontinued operations of QXCH at an amount of Rmb139.8 million (US$20.5 million) was stated as a separate item in the consolidated financial statements of the Company in 2009.
          In 2008, net of tax loss from the operations of QXCH amounted to Rmb291.0 million. In 2007, QXCH recorded a net of tax income at an amount of Rmb63.0 million.
(xx) Net income (loss) attributable to the noncontrolling interest
          Net income attributable to the noncontrolling interest decreased by Rmb244.3 million from net income of Rmb161.8 million for 2008 to net loss of Rmb82.5 million (US$12.1 million) for 2009. The change related to the minority shareholder’s share of the consolidated results of QXMC. Net results of QXMC decreased to a net loss of Rmb235.5 million (US$34.5 million). Accordingly, the noncontrolling interest in QXMC will bear Rmb82.5 million. The Company owned 67.6% of QXMC for the first 11 months of 2009, while this figure changed to 61.1% in December 2009.
(xxi) Net results
     As a result of the foregoing, our net earnings decreased by Rmb123.1 million from a net loss of Rmb136.8 million in 2008 to a net loss of Rmb259.9 million (US$38.1 million) in 2009. Our total basic loss per share was Rmb4.42 in 2008, while our total basic loss per share was Rmb4.13 (US$0.61) in 2009.

Fiscal 2008 compared to Fiscal 2007
          Our net earnings decreased by Rmb1,040.7 million from a net income of Rmb903.9 million in 2007 to a net loss of Rmb136.8 million in 2008. This was mainly due to:
-	Decrease of gross profit by Rmb99.2 million mainly due to the decreased net sales;

-	Increase of provision for doubtful accounts by Rmb229.8 million;

-	Increase of interest expense by Rmb93.6 million;

-	Decrease of gain from disposal of interests in subsidiaries by Rmb480.3 million;

-	Decrease of gain on issue/repurchase of stocks by subsidiary by Rmb379.6 million.
          The details are as follows:
(i) Net sales
          Analysis of our sales revenue by business segment for fiscal year 2008 and 2007 is as follows:

	Year ended December 31
	2008		2007
	Rmb’000%		Rmb’000%
Mobile telephones	2,342,754	90	3,636,431	94
Indoor telephones	252,194	10	237,676	6

Total	2,594,948	100	3,874,107	100

          Net sales revenue decreased by Rmb1,279.2 million from Rmb3,874.1 million for fiscal year 2007 to Rmb2,594.9 million for fiscal year 2008, representing a decrease of 33.0%. The decrease was primarily due to a decline in our handsets and accessories revenue.
          In 2007, the revenue from the mobile phone business segment was Rmb3,636.4 million, while it amounted to Rmb2,342.8 million in 2008, representing a decrease of Rmb1,293.6 million. The decrease was mainly attributable to the decrease in revenue from the sale of CECT-branded handsets and COSUN-branded lower-end handsets.
          Revenue from the sale of CECT-branded handsets and accessories decreased by 31.3% from Rmb3,113.8 million in 2007 to Rmb2,140.3 million in 2008, primarily due to lower handset shipment and a decrease in the average selling price of products sold in 2008. Our handset shipments decreased by 28.9% from 3,816,000 units in 2007 to 2,714,000 units in 2008. Our handset shipment in 2008 was negatively impacted by the earthquake that took place in the Sichuan province of China in May 2008 (“the May earthquake”) and the economic downturn in China. In addition, handset shipment of CECT-branded handsets in 2008 also decreased due to our strategic shift to the niche market of higher-margin VEVA branded handsets. The average selling price of CECT-branded handsets decreased from Rmb816 per unit in 2007 to Rmb788 per unit in 2008, primarily due to the sale of a high volume of ultra-low cost phones, such as the C3100, in the first half of 2008, as well as promotional sales across our CECT-branded products to deal with the economic slowdown in China in the fourth quarter of 2008.
          Net sales of the COSUN-branded mobile phone handsets for 2008 were Rmb195.3 million, representing a decrease of 61.7%. The decrease was primarily attributed to the significant decline in sales volume which was due to the May earthquake and the economic downturn in China. The target customers of COSUN-branded mobile phone are low-revenue groups. These customers were greatly influenced by the financial crisis which occurred in 2008. Many of these target customers lost their jobs due to the shutdown of plants during the financial crisis. Therefore, the sales of COSUN-branded mobile phones decreased dramatically.

          In addition, we believe that our sales continue to be adversely affected by illegally produced and distributed merchandise (commonly referred to as “copy-cat” or “knock-off” merchandise). Such illegal merchandise is believed to be sold at extremely low prices, and therefore such activities have the effect of diminishing our sales.
          Net sales of indoor telephones for 2008 were Rmb252.2 million, representing an increase of 6.1% from 2007. The increase was primarily attributable to the big volume orders received from an overseas telecommunication operator under the agreement signed in 2007. Domestic sales of indoor phones also suffered a significant decline in 2008 due to the economic downturn.
          (ii) Cost of Goods Sold
          Analysis of our cost of goods sold by business segment for fiscal years 2008 and 2007 is as follows:

	Year ended December 31
	2008		2007
	Rmb’000%		Rmb’000%
Mobile telephones	1,496,080	87	2,692,678	93
Indoor telephones	222,944	13	206,286	7

Total	1,719,024	100	2,898,964	100

          Cost of goods sold decreased by Rmb1,180.0 million from Rmb2,899.0 million for fiscal year 2007 to Rmb1,719.0 million for fiscal year 2008, representing a decrease of 40.7%.
          In 2008, the cost of goods sold for the mobile phones business segment was Rmb1,496.1 million, while it amounted to Rmb2,692.7 million in 2007, representing a decrease of Rmb1,196.6 million.
          Our cost of goods sold relating to our CECT-branded mobile phone business decreased by 42.9% from Rmb2,255.8 million in 2007 to Rmb1, 287.1 million in 2008, primarily driven by the decreased sales volume of our handset products, which resulted in, among others things, a Rmb885.4 million decrease in raw materials and components cost. Our product design fees paid to third parties also decreased by 75.7% from Rmb74.4 million in 2007 to Rmb18.1 million in 2008, as a greater proportion of product development was done in-house in 2008. The cost of goods sold as a percentage of revenue decreased from 71.8% in 2007 to 59.8% in 2008, primarily reflecting our strategic shift to the niche market of higher-margin products and the introduction of VEVA-branded handsets since 2008.
          Cost of goods sold for COSUN-branded mobile phones was Rmb215.7 million in 2008, a decrease of Rmb235.3 million from Rmb451.0 million in 2007. The decrease was primarily attributable to the significant decrease in sales volume.
          Cost of goods sold for indoor phones was Rmb223.0 million, an increase of Rmb15.0 million from Rmb208.0 million in 2007.

(iii) Gross Profit
          Analysis of our gross profit by business segment for fiscal years 2008 and 2007 is as follows:

	Year ended December 31
	2008		2007
	Rmb’000%		Rmb’000%
Mobile telephones	846,674	97	943,753	97
Indoor telephones	29,250	3	31,390	3

Total	875,924	100	975,143	100

          Gross profit for fiscal year 2008 was Rmb875.9 million, representing a decrease of Rmb99.2 million from Rmb975.1 million in fiscal year 2007.
          In 2007, the gross profit from the mobile phone business segment was Rmb943.8 million, while it amounted to Rmb846.7 million in 2008, representing a decrease of Rmb97.1 million. The decrease was mainly attributable to the decrease of gross profit generated from our COSUN-branded mobile phone business.
          Our gross profit from our CECT-branded mobile phone business decreased by 2.1% from Rmb885.3 million in 2007 to Rmb866.8 million in 2008, primarily due to decreased revenue from our mobile handset products. Our gross margin increased from 28.2% in 2007 to 40.2% in 2008, primarily due to contributions of the VEVA handset models and a higher percentage of revenue derived from TV direct sales. Under the TV direct sales arrangement, we were able to sell our handset to infomercial companies at a higher price, but in return, we had to bear the additional airtime and logistic costs.
          Gross profit/loss from our COSUN-branded mobile phone business decreased by Rmb80.3 million, from a gross profit of Rmb60.0 million in 2007 to a gross loss of Rmb20.3 million in 2008. In order to compete with the copy-cat or knock-off mobile phone producers and strive to maintain our market share, we were compelled to sell the COSUN-branded mobile handsets at prices below cost.
          Gross profit from the indoor telephone business segment decreased by Rmb2.2 million from Rmb31.4 million in 2007 to Rmb29.2 million in 2008. The decrease was primarily attributable to the decrease in gross margin from 13.2% in 2007 to 11.6% in 2008, as a result of the decreased gross margin from the indoor phones export business due to the global financial crisis and the appreciation of Rmb.
(iv) Selling expenses
          Selling expenses increased by Rmb97.2 million from Rmb59.8 million for fiscal year 2007 to Rmb157.0 million for fiscal year 2008. The increase was mainly due to an increase of Rmb110.3 million relating to the CECT-branded mobile phones. The selling and distribution expenses relating to the COSUN-branded mobile phones decreased by Rmb13.1 million.
          Our selling and distribution expenses relating to the CECT-branded mobile phones increased by 303.9% from Rmb36.3 million in 2007 to RMB146.6 million in 2008, primarily due to the higher airtime costs incurred on increased TV direct sales and more advertisement on VEVA brand in 2008. We plan to increase the level of our marketing and promotional activities and recruit additional sales and marketing personnel to expand our business in the near term. We do not expect the increase in our sales and marketing efforts to have a material adverse effect on our results of operations.
          The decrease in selling and distribution expenses by 55.6% for the COSUN-branded mobile phones related mainly to the recession in the economy. With the financial crisis, the revenue of the target customers of COSUN-branded mobile phones, the low-revenue customers, decreased dramatically. The sales of COSUN-branded mobile phones decreased accordingly, and the selling and distribution expenses on this segment declined.
(v) General and administrative expenses including stock-based compensation
          Our general and administrative expenses primarily consisted of share-based compensation, salaries, benefits and other expenses for our administrative personnel, expenses relating to legal, accounting and other professional services, travel and entertainment, depreciation and amortization charges and bad debt provisions. General and administrative expenses increased by Rmb207.7 million from Rmb131.1 million in fiscal year 2007 to Rmb338.8 million in fiscal year 2008, representing an increase of 158.4%.
          The increase of general and administrative expenses primarily related to COSUN-branded mobile phones and the indoor phone business. With the recession in the economy, the financial position of the low-revenue customers deteriorated and the collection of accounts receivable from these customers became difficult. In fiscal year 2008, the Company recognized Rmb232.8 million in provisions for doubtful debts on accounts receivable, compared with Rmb3.0 million in fiscal year 2007. Among this, the provisions for doubtful debts related to COSUN-branded mobile phones and indoor phone section amounted to Rmb232.2 million in 2008. These provisions for doubtful debts were included in general and administrative expenses.
          Regarding the CECT-branded mobile phone business, general and administrative expenses in 2008 were Rmb44.2 million, compared to Rmb69.0 million in 2007. The decrease was primarily due to lower share-based compensation expenses recognized in 2008, which decreased from Rmb36.3 million in 2007 to Rmb12.2 million in 2008. As a result of the initial public offering of Qiao Xing Mobile Communication Co., Ltd in May 2007, the Company incurred a higher level of expenses relating to legal, accounting, financial compliance and other professional services. These charges for services decreased in 2008.
(vi) Research and development
          Research and development expenses increased by Rmb9.5 million from Rmb34.5 million for fiscal year 2007 to Rmb44.0 million for fiscal year 2008. The increase consisted mainly of the increase of Rmb10.6 million relating to the CECT-branded mobile phone handset business and a decrease of Rmb1.1 million relating to the COSUN-branded mobile phone handset business.
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
          (vii) Amortization of intangible assets
          Amortization of other intangible assets was Rmb32.3 million in 2007 and Rmb11.7 million in 2008. The higher amortization of other intangible assets in 2007 arose as a result of the Company’s acquisition of the remaining 20% interest in QXMC on November 30, 2006. Amortization expense decreased in 2008 because certain acquired intangible assets had been fully amortized during 2007 and early 2008.
          (viii) Impairment of acquired intangible assets

          For the year ended December 31, 2008, as a result of the projected decrease in future cash flows, the Company determined that the estimated fair value of the “CECT” brand was less than its carrying amount, and an impairment loss was recognized at the amount of Rmb26.2 million. The impairment tests conducted by the Company on the “CECT” brand for the year ended December 31, 2007 did not result in any impairment charge.
          (ix) Interest income
          Interest income increased by Rmb28.9 million from Rmb42.1 million in 2007 to Rmb71.0 million in 2008. The increase was mainly attributable to:
          Interest income in 2008 of Rmb36.5 million came from loans to a third party at an interest rate of 5% per annum, compared with Rmb17.7 million in 2007, as the loan period of these loans in 2008 is longer than that in 2007. In addition, the Company also accrued Rmb2.9 million in 2008 at an interest rate of 7% per annum from a note receivable on the disposal of certain parcels of land. Interest income of Rmb31.6 million in 2008 came from bank deposits.
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
          We recognized a foreign currency exchange loss of Rmb5.4 million in 2008 and a foreign currency exchange gain of Rmb28.3 million in 2007, primarily resulting from the translation of foreign currency denominated assets and liabilities.
          (xi) Interest expenses
          Interest expenses increased by Rmb93.6 million from Rmb248.0 million in 2007 to Rmb341.6 million in 2008. The increase related mainly to the convertible bonds and interest expense for bank loans.
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

          In Qiao Xing Universal Telephone, Inc. for the year 2008, we recorded interest expenses of Rmb145.8 million relating to two convertible bonds issued in 2006 and 2007. Coupon interest for these two convertible bonds amounted to Rmb14.2 million in 2008.
          In addition, one major subsidiary of the Company, Qiao Xing Mobile Communication Co., Ltd. (“QXMC”) issued US$70,000,000 senior convertible notes on May 15, 2008 and recorded interest expense of Rmb92.9 million in 2008. Coupon interest for these QXMC convertible notes amounted to Rmb11.6 million.
          The discounts associated with the three convertible notes arising from the Investors Warrants and the embedded derivatives on initial recognition and from the beneficial conversion amount on a conversion price reset were accreted to interest expense at the amount of Rmb188.2 million in 2008.
          The deferred debt issuance costs associated with the three convertible notes were amortized to interest expense at the amount of Rmb24.7 million in 2008.
          In 2008, interest expense related to bank loans and other bank borrowings amounted to Rmb102.5 million, compared to Rmb54.6 million in 2007.
(xii) Gain/Loss on re-measurement of embedded derivatives
          We recognized a loss on re-measurement of embedded derivatives relating to the convertible bonds of Rmb129.1 million in 2007 and a gain of Rmb160.0 million in 2008, the fair value of the embedded derivative being most sensitive to the market price on the re-measurement date of the shares of the Company into which the bonds are convertible. The fair values of these embedded derivatives relating to the convertible bonds were appraised by a third party valuator.
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
          On August 19, 2008, the holders of the QXMC US$70,000,000 senior convertible notes exercised the option to convert US$8.3 million of the principal amount of the notes and accrued interest thereon of US$0.5 million into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a loss of RMB10.6 million during the year ended December 31, 2008.
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
          For the year ended December 31, 2008, the Company only recorded a gain on disposal of interests in subsidiaries at amount of Rmb2.3 million, relating to the disposal of subsidiaries by QXMC during the year ended December 31, 2008.
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
          In 2008, the Company recorded a total gain of Rmb4.4 million on these issuances and repurchase of stocks transactions by QXMC. As a consequence of these transactions, the Company’s equity interest in QXMC was changed from 61.3% as of December 31, 2007 to 67.6% as of December 31, 2008.
          (xvi) Income tax expense
          Income tax expense increased by Rmb40.1 million from Rmb124.1 million in 2007 to Rmb164.2 million in 2008. The increase consisted mainly of the increase of Rmb42.3 million relating to the CECT-branded mobile phone handset business carried out by our subsidiary CEC Telecom Co., Ltd.
          Income tax expense in CEC Telecom Co., Ltd. increased by Rmb48.7 million from Rmb113.4 million in 2007 to Rmb162.1 million in 2008, primarily due to the increase of income tax rate from 15% to 25% in the PRC.
          Qiao Xing Communication Holdings, Ltd. recorded a loss before taxation in 2008. However, in connection with the valuation allowance provided on deferred tax assets and the accrued income taxes for the profitable subsidiaries, it recognized an income tax expense at amount of Rmb8.5 million in 2008. Compared to Rmb10.7 million in 2007, income tax expense in Qiao Xing Communication Holdings, Ltd. decreased by Rmb2.2 million.
          (xvii) Minority interests
          Minority interest charges decreased by Rmb24.2 million from Rmb168.6 million for 2007 to Rmb144.4 million for 2008. The change related primarily to the minority shareholder’s share of the consolidated results of QXMC. This mainly related to the decrease of income before minority interest and the changes of the shareholding percentage. The Company owned 61.3% of QXMC for the last eight months of 2007, while this figure changed to 60.8% in January 2008, then changed to 69.9% in May 2008, and 67.6% since August 2008.
          (xviii) Net results
          As a result of the foregoing, our net earnings decreased by Rmb1,040.7 million from a net income of Rmb903.9 million in 2007 to a net loss of Rmb136.8 million in 2008. Our basic earnings per share after extraordinary gain was Rmb24.95 in 2007, while our basic loss per share after extraordinary gain was Rmb4.42 in 2008.

B. LIQUIDITY AND CAPITAL RESOURCES.
     During fiscal year 2009, we were principally engaged in (i) the production and sales of mobile phones and accessories in Mainland China; and (ii) the production and sales of molybdenum concentrate in Mainland China. We did not declare or pay dividends in fiscal year 2009.
     In summary, about Rmb872.6 million (US$127.8 million) was provided by operating activities, about Rmb597.9 million (US$87.6 million) was used in investing activities and about Rmb310.1 million (US$45.4 million) was provided by financing activities during the year ended December 31, 2009. Consequently, cash and cash equivalents increased by Rmb592.0 million (US$86.7 million) from Rmb3,117.5 million at the beginning to Rmb3,709.5 million (US$543.4 million) at the end of fiscal year 2009.
     (i) Cash flows from operating activities
     There was a net operating cash inflow of Rmb872.6 million (US$127.8 million) while the loss before minority interests and extraordinary gain was Rmb202.6 million (US$29.7 million) for the fiscal year 2009. The difference of Rmb1,075.2 million (US$ 157.5 million) stemmed mainly from the following:
•	Interest expense relating to the accretion of convertible note discounts of Rmb158.8 million (US$23.3 million) which did not involve any outflow of cash

•	Stock-based compensation of Rmb60.9 million (US$8.9 million) which did not involve any outflow of cash

•	Decrease in accounts and bills receivable of Rmb370.3 million (US$54.3 million)

•	Decrease in prepaid expenses of Rmb197.6 million (US$28.9 million)

•	Decrease in inventories of Rmb86.5 million (US$12.7 million)

•	Decrease in other current assets of Rmb454.5 million (US$66.6 million)

•	Increase in other payables of Rmb148.9 million (US$21.8 million)

•	Cash used in operating activities of discontinued operations of QXCH of Rmb436.5 million (US$63.9 million)
     In 2009, due to the deterioration of the economy and the effect it had on consumers, the sales of QXMC declined 24.2%. Accordingly, QXMC shrank its operation and focused on cash collection.
     (ii) Cash flows from investing activities
     Net cash used in investing activities amounted to Rmb597.9 million (US$87.6 million) during the year ended December 31, 2009. This was mainly attributable to a cash outflow of Rmb203.4 million (US$29.8 million) in connection with the acquisition of CLJC and cash outflow of Rmb162.4 million (US$23.8 million) in investing activities of discontinued operations of QXCH.
     In 2009, the Company used Rmb114.3 million (US$16.7 million) on the purchase of property, machinery and equipment and construction in progress, which mainly related to the construction of the molybdenum mine in CLJC. The disposal of QXCH resulted in a net cash outflow of Rmb60.2 million (US$8.8 million). Restricted cash increased by Rmb115.4 million (US$16.9 million).
     In November 2009, the Company’s subsidiary, QXMC, entered into an agreement for the sale of property and the associated land use rights to a third party for a total consideration of RMB163,000,000 (US$23,880,000). The sale was completed in the second quarter of 2010. As of December 31, 2009, a deposit of Rmb49 million (US$7.2 million) was received.
     (iii) Cash flows from financing activities

          Net cash inflow from financing activities amounted to Rmb310.1 million (US$45.4 million) for the year ended December 31, 2009. It related mainly to the net financing cash inflow in QXCH before its disposal at an amount of Rmb531.2 million (US$77.8 million).
          In 2009, the Company repurchased US$30 million principal of QXMC convertible notes from three notes holders, which resulted in a net cash outflow of Rmb164.0 million (US$24.0 million). Some warrants holders exercised their outstanding warrants in 2009 and provided cash inflow of Rmb42.1 million (US$6.2 million). Short-term borrowings decreased by Rmb99.2 million (US$14.5 million).
          For the year ended December 31, 2009, we financed our operations and investments principally through cash generated from operating activities. Outstanding bank borrowings accounted for 13.9% and 15.0% of our total assets as of December 31, 2008 and December 31, 2009, respectively. Seasonal working capital needs have been met through short- term borrowings under revolving lines of credit. As of December 31, 2009, our consolidated working capital was Rmb3,400.8 million (US$ 498.2 million) as compared to Rmb3,552.1 million as of December 31, 2008. We believe that our working capital is sufficient for our present requirements.
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
     Basis of consolidation
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
     The consolidated financial statements include the accounts of the Company, its subsidiaries and a variable interest entity (“VIE”) for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. A VIE is required to be consolidated by a company if that company is required to absorb the majority of the losses of the VIE, is entitled to receive a majority of the VIE’s residual returns, or both.
     To comply with the PRC’s laws and regulations, the Company produces molybdenum concentrates in China via its VIE, Haozhou. Haozhou is 90% owned by Mr. Wu Ruilin, the Chairman of the Company, and the remaining 10% equity interest is owned by a relative of Mr. Wu Ruilin. The capital for Haozhou was funded by the Company and has been recorded as interest-free loans to Haozhou. These loans were eliminated against the debt of Haozhou in consolidation. Under various contractual agreements, Haozhou is required to sell all of its products to Zhongtai at cash cost. Furthermore, all future cash flows generated from the operation and disposal of Haozhou will belong to the Company. All voting rights of the VIE are assigned to the Company, and the Company has the right to appoint all directors and senior management personnel of the VIE. In addition, shareholders of the Haozhou have pledged their shares in the VIE as collateral for performance under these contractual agreements. As of December 31, 2009, the total amount of interest-free loans to Haozhou was RMB 200 million (US$29.3 million), and the aggregate accumulated losses of Haozhou of approximately RMB4.3 million (US$0.6 million) have been included in the consolidated financial statements.
     Haozhou is a large copper-molybdenum poly-metallic mining company in China. Haozhou owns the exploration license of a mine covering 53.9 square kilometers in the Inner Mongolia Autonomous Region in the PRC. Through exploration of 32.34 square kilometers, Haozhou concluded that there is a reserve of 30,985 tons of molybdenum metal and an abundance of other types of multi-metal reserves, as determined by Behre Dolbear Asia, Inc, an independent mine consulting firm. The remaining 21.56 square meters are also expected to be explored.
          The operating results of Haozhou have been consolidated with those of the Group since April 6, 2009, when the Company acquired CLJC from Mr. Wu Ruilin. (Note 3(c))
          A subsidiary is a company, including equity joint ventures, in which the Company holds, directly or indirectly, more than a 50% equity interest and over which it can exercise control, as defined under U.S. GAAP.
          Sales recognition
          Sales represent the invoiced value of goods, net of value added tax (“VAT”), discounts, returns and price guarantees supplied to customers, and are recognized upon delivery of goods and passage of title. For telecommunication products, liability for sales returns and price guarantees is estimated taking into consideration historical experience and current conditions. For mineral products, the Company recognizes revenue from molybdenum concentrate sales when persuasive evidence of an arrangement exists, the price is fixed and determinable, the product has been delivered, title has transferred, and collection is reasonably assured.
          All of the Group’s sales made in the PRC are subject to PRC VAT. Such output VAT is payable after offsetting VAT paid by the Group on its purchases (“input VAT”).
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
          Inventories
          Inventories are stated at the lower of cost or net realizable value. Work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale, and after making allowances for damaged, obsolete and slow-moving items. Allowances for damaged, obsolete and slow-moving items are determined by management based on a consideration of several factors, including the aging of the inventories, current and expected market trends and conditions, and the physical condition of the goods observed during periodic inventory counts.
          For mine products, cost is comprised of production costs for ore extracted and processed from the Company’s mines. Production costs included the costs of materials, cost of processing and direct labor, mine site and processing facility overhead costs and depreciation, depletion and amortization. Stripping costs incurred during the production phase are included as a component of inventory produced during the period in which stripping costs are incurred.

          When inventories are sold, their carrying amount is charged to expense in the period in which the associated revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs.
          Exploration
          Exploration costs include geological and geophysical work on areas without identified reserves together with drilling and other related costs. Exploration costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at development or production stage properties are charged to expense as incurred.
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
          Goodwill
          Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired in business combinations accounted for under the purchase method. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process under U.S. GAAP. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.
          Other acquired intangible assets
          Intangible assets acquired in a business combination are recognized as assets apart from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Such intangible assets are initially measured and recorded at fair value. As a result of the application of purchase accounting to account for the Company’s acquisition of an additional 20% interest in QXMC on November 30, 2006, other acquired intangible assets have been adjusted to a new cost basis, which reflects the Company’s original 80% interest at amortized cost and the 20% acquired interest at fair value as of November 30, 2006.
          Intangible assets with determinable useful lives are amortized as follows:

Customer relationships	3 – 5 years
Completed technology	1.8 – 5 years
Core technology	4 – 5 years
Backlog	4 – 5 months
Licenses	5 years
          The Company has determined that the Group’s “CECT” brand held by its subsidiary, CECT, does not have a determinable useful life. Consequently, the carrying amount of this brand name is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value.
          Asset Retirement Obligation
          In connection with the mine operation, the Company is required to make payments for restoration and rehabilitation. Provision for restoration cost is required when the Company has a present obligation as a result of past events and it is probable that the Company will be required to settle that obligation. Provision is measured in accordance with the relevant rules and regulations applicable in the PRC at the balance sheet date, and is discounted to their present value where the effect is material.
          According to the relevant rules and regulations applicable in the PRC, the Company accrues an asset retirement obligation related to sewage based on the tonnes of ore produced; accrues an asset retirement obligation related to land restoration obligation based on the underground hectares of area that have been mined. As the accrued liabilities are paid to relevant government agencies, the recorded amount of the liability is reduced.
          Depreciation, depletion and amortization of long-lived assets
          We have a substantial amount of property, machinery and equipment, and intangible assets, and the depreciation/amortization of these assets constitutes a significant operating cost for us. The useful lives of our long-lived assets represent our estimate of the periods during which we expect to derive economic benefits from the assets. In estimating the useful lives and also the recoverable salvage values of these assets and in determining whether subsequent revisions to the useful lives and salvage values are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our long-lived assets to determine if such lives and values should be adjusted. However, actual economic lives and salvage values may differ from our estimates and any future revisions to these estimates will impact our depreciation/amortization expenses, and hence our operating results, in future periods. In the years ended December 31, 2007, 2008 and 2009, we have not made any changes to the estimated useful lives or salvage values for our long-lived assets.
          In connection with the Company’s acquisition of CLJC, the Company capitalized the costs to acquire proven and probable reserves and value beyond proven and probable reserves. The Company estimated the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and recorded these amounts as assets at the date of acquisition. Proven and probable mineral reserves are depleted over the life of the mine using the units-of-production method based on the volume of mineral produced in relation to the total estimated proven and probable mineral reserves. Fixed plant, facilities, mobile and other equipment are depreciated on a straight-line basis over the shorter of their estimated useful life or the life of the mine. Mine development costs include costs incurred from mine pre-production activities undertaken to gain access to proven and probable reserves including shafts, adits, drifts, ramps, permanent excavations, infrastructure and are capitalized once all operating permits have been secured, mineralized material is classified as proven and probable reserves and a final feasibility study has been completed. Mine development costs incurred to access specific areas of the ore body are depreciated using the units-of-production method over the estimated life of the mine based on the volume of mineral to be produced from proven and probable reserves in the area of the ore body to which the development activities provide access. Proven and probable reserves and general mine development costs are depleted or depreciated, respectively, using the units-of-production method based on the volume of mineral to be produced from proven and probable reserves over the estimated life of the mine. The cost assigned to value beyond proven and probable mineral reserves is not depleted. However, as the Company obtains new information, mineralized material relating to value beyond proven and probable reserves may be converted into proven and probable mineral reserves at which time the associated capitalized cost would become subject to depletion on a units-of-production basis.
          Impairment of long-lived assets with determinable useful lives
          Long-lived assets with determinable useful lives, including property, machinery and equipment, proven and probable reserves, value beyond proven and probable reserves and amortizable intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. Recoverability of such assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its fair value. If a readily determinable market price does not exist, fair value is estimated using discounted expected cash flows attributable to the assets. Future cash flow from mineral properties include estimates of recoverable pounds, molybdenum prices (considering current and historical prices, price trends and related factors), production levels and capital, all based on life-of-mine plans and projections. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s operating performance could have a material effect on the Company’s determination of ore reserves, or its ability to recover the carrying amounts of its long-lived assets resulting in impairment charges. A prolonged decline in the molybdenum price could trigger an impairment.
          Stripping cost
          The process of mining overburden and waste materials is referred to as stripping. During the development stage of a mine before production commences, the Company capitalizes stripping costs as part of mine development costs.
          Stripping costs incurred during the production phase of a mine are considered variable costs and are included as a component of inventory produced during the period in which stripping costs are incurred.
          Stock-based compensation
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
          Income taxes
          Deferred income taxes are provided using an asset and liability method. Under this method, deferred tax assets and liabilities are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates currently applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in the statement of operations in the period that the change in tax rates or tax laws is enacted. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits or that future deductibility is uncertain.
          The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The Company has elected to classify interest and penalties related to income tax matters, if and when imposed, as part of income tax expense in the statement of operations.
          As of December 31, 2008 and 2009, the Company has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Company during the year ended December 31, 2007, 2008 and 2009, and no provision for interest and penalties is deemed necessary as of December 31, 2008 and 2009.
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
          Financial instruments
          All derivative financial instruments are recognized in the financial statements and maintained at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows.
          The carrying amounts for cash and bank deposits, restricted cash, bills receivable, accounts receivable, prepaid and other assets, short-term borrowings, accounts payable, other payables, accrued liabilities and customer deposits approximate their fair values because of the short maturity or nature of these instruments. The carrying amounts of shareholders’ loans approximate their fair value because the imputed interest rate on these instruments fluctuates with market interest rates.
          Segment information
          The Company adopted management approach to determine the information related to reporting of financial and descriptive information about reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Group’s products and services, the countries in which the Group earns revenues and holds assets, and major customers. The management approach is based on the way management organizes the enterprise to assess performance and makes operating decisions regarding the allocation of resources. The Group classifies its operations into two core business segments, namely mobile phones and mining. In view of the fact that the Group operates principally in the PRC, no geographical segment information is presented.
Recent Accounting Pronouncements
          In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. It replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, it requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. It is effective for interim and annual reporting periods beginning after November 30, 2009. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.
          In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.
          In October 2009, the FASB issued ASU No. 2009-14 (“ASU 2009-14”), to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. The effective date for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is to be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.
          In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), which requires a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
          During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

Year ended December 31, 2009	Rmb36,404,000
Year ended December 31, 2008	Rmb29,242,000
Year ended December 31, 2007	Rmb18,599,000
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
          Except as set forth above or disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. OFF-BALANCE SHEET ARRANGEMENTS.
          We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.
(a) Capital commitments
          Capital commitments not provided for in the consolidated financial statements include the following:

	2008	2009
	RMB’000	RMB’000	US$’000
Capital expenditures authorized and contracted for:
- Construction of mine properties	—	50,459	7,392
- Purchase of machinery and equipment	130	3,000	440

	130	53,459	7,832

(b) Operating lease commitments
          The Group has operating lease agreements for office and factory premises, which extend through December 2011. As of December 31, 2009, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	RMB’000	US$’000
For the years ending December 31,
- 2010	6,448	944
- 2011	945	138

Total	7,393	1,082

(c) Service of debt
          i) On October 31, 2006, pursuant to a securities purchase agreement dated October 31, 2006, the Company issued and sold to two institutional investors US$26 million aggregate principal amount of 4.5% unsecured senior convertible notes (the “4.5% Note”).
          ii) On November 3, 2009, the Company signed an Amendment and Exchange Agreement with two institutional investors of the 4.5% Notes and issued US$24 million aggregate principle amount of 0% unsecured restated senior convertible notes (“0% Restated Notes”) to these two institutional investors in exchange for the 4.5% Notes.
          In 2009, the holders of the 0% Restated Notes exercised the option to convert US$6,000,000 of the principal amount of the notes into 3,319,171 shares of the Company at an average conversion price of US$1.81 per share.
          In 2010, the holders of the 0% Restated Notes exercised the option to convert US$17,220,000 of the principal amount of the notes into 9,077,280 ordinary shares of the Company at an average conversion price of US$1.90 per share.
          In May 2010, the Company paid the remaining US$780,000 outstanding balance of the principal amount of the 0% Restated Notes.
          iii) On May 15, 2008, pursuant to a securities purchase agreement dated May 15, 2008, Qiao Xing Mobile Communication Co., Ltd., a subsidiary of the Company, issued and sold to two institutional investors US$70 million aggregate principal amount of 4.0% unsecured senior convertible notes (the “QXMC 4.0% Note”).
          In 2008, the holders of the QXMC unsecured senior convertible notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share.
          On March 31, 2009, the Company signed an agreement to purchase from three note holders US$30,000,000 of the outstanding QXMC 4.0% Notes for an aggregate purchase price of US$24,000,000.
          In 2009, the holders of the QXMC 4.0% Notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXMC at a conversion price of US$4.05 per share.
          The Group’s total future payments relating to the service of debt of the QXMC 4.0% notes assuming that the remained notes are repaid at maturity are as follows:

	Amount
	Rmb’000	US$’000
For the years ending December 31,
- 2011	109,214	16,000

Total	109,214	16,000

(d) Asset retirement Obligation
          According to the relevant rules and regulations applicable in the PRC, the Company accrues asset retirement obligation related to sewage based on the output of ore production, and land restoration obligation based on the underground hectares of area that have been mined as operating costs. As the accrued liabilities are paid to relevant government agencies, the recorded amount of the liability is reduced.
          The assets retirement obligation included in the consolidated financial statements for the year ended December 31, 2009 is analyzed as followings:

	RMB’000	US$’000
Accrued liabilities payable for sewage	3,688	540
Accrued liabilities payable for land restoration	325	48

Balance at December 31, 2009	4,013	588

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT.
          Our current senior management and directors are as follows:

Name	Age	Position
Rui Lin Wu	58	Chairman and Chief Executive Officer
Zhi Yang Wu	37	Vice Chairman
Aijun Jiang	38	Chief Financial Officer
Rick Wenjun Xiao	39	Vice President and Secretary
Ze Yun Mu	44	Non-Executive Director
Edward Tsai	53	Non-Executive Director
Yi Hong Zhang	68	Non-Executive Director
Zhi Min Guo	46	Non-Executive Director
          None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer, except Rui Lin Wu and his son Zhi Yang Wu.
          Mr. Rui Lin Wu is our chairman and chief executive officer. He is our founder and has over 20 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China. Mr. Wu also serves as the vice chairman of QX Mobile (NYSE: QXM) and a director of CECT since February 2003.
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
          Mr. Zhi Min Guo was appointed to serve as a non-executive director effective June 7, 2010. From January 2009 to March 2010, Mr. Guo served as Vice President of Mining Operations and Director of Investments at Shanghai Fosun High Technology (Group) Co., Ltd. (“Fosun”), a Chinese conglomerate with a mining division spanning iron ore, steel, coking coal and gold. Fosun’s holding company is listed on the Hong Kong Stock Exchange (HKSE). From January 2008 to December 2008, he served as Vice General Manager at Shanghai Gangtai Mining Co., Ltd. From August 2006 to December 2007, he was Vice General Manager at Zijin International (Beijing) Mining Co., Ltd., a subsidiary of Zijin Mining Group Co., Ltd. (“Zijin Mining”) that is dually listed on the HKSE and the Shanghai Stock Exchange. From January 2007 to December 2007, he also served as chairman of Zijin Mining’s Shanxi subsidiary and Rushan subsidiary in Shandong. From January 2006 to August 2006, he served as Standing Vice General Manager of Longkou Jintai Mining Co., Ltd. affiliated with Zijin Mining. From July 1986 to December 2005, Mr. Guo served the Gold Detachment of the Chinese People’s Armed Police Forces from the beginning to senior positions.
B. COMPENSATION.
          The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2009 on an accrual basis, for services in all capacities, was Rmb2,468,112 (US$361,580). During the fiscal year ended December 31, 2009, we contributed an aggregate amount of Rmb30,000 (US$4,395) toward the pension plans of our directors and executive officers.
          We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chairman and chief executive officer at a director fee of Rmb223,560 (US$32,752) and a salary of Rmb0 (US$ 0) for 2009. Mr. Wu’s remuneration package includes benefits with respect to a motor car.
C. BOARD PRACTICES.
          Each of our current directors (other than Zhi Min Guo) was elected at our last annual meeting of shareholders held on December 18, 2009 to serve a one-year term or until their successor is elected and qualified.
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
D. EMPLOYEES.
     As of December 31, 2009 and giving effect to the staff of CECT and Haozhou, our indirectly majority-owned subsidiaries, we had a total of 775 full time employees, of which 11 are key management staff. In CECT, 42 are engaged in sales and marketing, 47 are engaged in finance and administration, 378 are engaged in production and 133 are engaged in research and development. In Haozhou, 27 are engaged in finance and administration, 137 are engaged in milling of molybdenum concentrate and the mining operation is outsourced to third parties contractors. None of our employees is represented by a labor union and we believe that our working relationship with our employees is good.
E. SHARE OWNERSHIP.
     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of June 30, 2010 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all current directors and executive officers as a group.
     As of June 30, 2010, we had 92,093,426 shares of our common stock issued and outstanding.
     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended. The address for each person named below is c/o Qiao Xing Universal Resources, Inc., Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China 516023.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially Owned
Wu Holdings Limited	6,819,000	(1)	7.4
Rui Lin Wu	39,819,000	(1)	43.2
Zhi Yang Wu	0		0
Aijun Jiang	0		0
Rick Wenjun Xiao	0		0

	Number	Percent
Name of Beneficial Holder	Shares Beneficially Owned
Ze Yun Mu	0	0
Edward Tsai	0	0
Yi Hong Zhang	0	0
Zhi Min Guo	0	0
All directors and executive officers as a group (8 persons)	39,819,000	43.2

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.
Other Options and Warrants Outstanding
     As of June 30, 2010, the following options and warrants to purchase shares of our common stock were outstanding:
•	warrants to purchase an aggregate of 514,822 shares of common stock at US$14.30 per share at any time until October 31, 2010 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of 2,000,000 shares of our common stock at US$12.00 per share (“October 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 545,455 shares of common stock at US$14.30 per share at any time until October 31, 2011 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of US$26,000,000 of our senior convertible notes (“October 2006 CB Warrants”)

•	warrants to purchase an aggregate of 736,016 shares of common stock at US$10.19 per share at any time until August 17, 2012 which we granted to two accredited investors and the placement agent in August 2007 in connection with the sale of US$25,000,000 of our senior convertible notes (“August 2007 CB Warrants”)
     Each of the foregoing warrants contains provisions for the adjustment of exercise price and number of warrant shares in the event of “Dilutive Issuances” as defined therein.
Accordingly, the number of warrants and the exercise price of the following warrants have been adjusted pursuant to the “Dilutive Issuances” provisions thereof as follows:
1.	October 2006 SPA Warrants – 4,243,202 warrants at US$1.735 per warrant
2.	October 2006 CB Warrants – 4,495,681 warrants at US$1.735 per warrant
3.	August 2007 CB Warrants – 4,322,768 warrants at US$1.735 per warrant

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
          As of December 31, 2009, we had 72 record holders of our common stock. Of the 82,327,993 shares outstanding as of December 31, 2009, 35,439,212 shares were held by CEDE & Co.
          To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.
          To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.
B. RELATED PARTY TRANSACTIONS.
          Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	Major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder of CECT, QXCI and QXPL
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
          Summary of related party transactions is as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000	US$’000
Property management fee paid and payable to:
- QXGL	100	119	55	8
Sales to:
- QFST	95,514	133,611	63,616	9,315
          Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders provided shareholders loan to the Company at amount of RMB6,729,000. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2010. For financial reporting purposes for the year ended December 31, 2009, interest expense of approximately RMB437,000 (US$64,000) (2008: RMB437,000; 2007: RMB487,000) was imputed based on the cost of borrowings of approximately 6.5% (2008: 6.5%; 2007: 6.5%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.
     During each of the periods presented, the Company entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense is payable on a monthly or quarterly basis.
     Short-term bank borrowings are secured by the following:

	2008	2009
	RMB’000	RMB’000	US$’000
Pledged of:
- Bank deposits of the Group	136,299	251,720	36,877
- Bills receivable of the Group	40,000	—	—

Guarantees provided by:
- QXGL	160,000	50,000	7,321
- QXGL and directors	360,000	290,000	42,463
- Directors	218,500	68,500	10,030
Please refer to Item 4.A. — “Acquisition of China Luxuriance Jade Company, Ltd. and commencement of diversification into the resources industry” for information regarding the acquisition of China Luxuriance Jade Company, Ltd. by the Company from Rui Lin WU.
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
          We have no direct business operations, other than the ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.
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

ITEM 9. THE OFFER AND LISTING
A. OFFER AND LISTING DETAILS.
     Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “XING.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High		Low
Year ended December 31, 2005	US$	8.50	US$	5.04
Year ended December 31, 2006	US$	17.09	US$	6.49
Year ended December 31, 2007	US$	19.56	US$	7.16
Year ended December 31, 2008	US$	8.11	US$	1.44
Year ended December 31, 2009	US$	2.46	US$	0.93

Quarter ended March 31, 2008	US$	8.11	US$	5.18
Quarter ended June 30, 2008	US$	7.52	US$	4.39
Quarter ended September 30, 2008	US$	5.44	US$	2.35
Quarter ended December 31, 2008	US$	2.63	US$	1.44

Quarter ended March 31, 2009	US$	2.12	US$	0.93
Quarter ended June 30, 2009	US$	2.46	US$	1.18
Quarter ended September 30, 2009	US$	2.35	US$	1.61
Quarter ended December 31, 2009	US$	2.42	US$	1.81

Quarter ended March 31, 2010	US$	2.73	US$	1.73
Quarter ended June 30, 2010	US$	1.93	US$	1.40

Month ended December 31, 2009	US$	2.42	US$	1.97
Month ended January 31, 2010	US$	2.73	US$	2.05
Month ended February 28, 2010	US$	2.03	US$	1.73
Month ended March 31, 2010	US$	2.00	US$	1.86
Month ended April 30, 2010	US$	1.93	US$	1.70
Month ended May 31, 2010	US$	1.72	US$	1.45
Month ended June 30, 2010	US$	1.73	US$	1.40
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

C. MATERIAL CONTRACTS.
     Except for (i) the purchase of US$30,000,000 aggregate principal amount of outstanding convertible notes of QX Mobile pursuant to a Sale and Purchase Agreement dated March 31, 2008 and (ii) the agreement dated March 24, 2009 relating to our acquisition of China Luxuriance Jade Company, Ltd, all as described in Item 4. Information on the Company, we did not enter into any other material contracts for the years ended December 31, 2008 and 2009.
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
     As of December 31, 2009, our aggregate bank loans, at various fixed interest rates, amounted to Rmb 885 million (US$130 million). Due to the relatively stable interest rate in the PRC, we do not believe that material risk on interest rates exists.
     For the year ended December 31, 2009, about 100% of our products were sold in Mainland China and the great majority of our sales are denominated in Rmb. Our major expenses are also denominated in Rmb. Accordingly, we believe that we are not exposed to material risk from changing foreign currency exchange rates so far as our operating activities are concerned. We have, however, a contractual obligation denominated in US$ of service of debt relating to the convertible notes outstanding as at December 31, 2009 in the amount of Rmb232 million (US$34 million). If the debt is to be serviced by cash in Rmb provided by operating activities, any appreciation of US$ with respect to Rmb will have an adverse effect on our cash flow.
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
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) of the Exchange Act.
     Based upon that evaluation, our management has concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). For the year ended December 31, 2009, under the supervision, and with the participation of our company’s management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.
     Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2009.
     A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's report. The Company did not maintain adequate controls in place to provide reasonable assurance that newly issued accounting pronouncements are completely and properly implemented. In December 2009, a subsidiary of the Company executed a financing transaction which reduced the level of ownership of the Company. The impact of this reduction in ownership was recorded by the Company as an expense rather than as an equity transaction, as required by a new accounting pronouncement that went into effect on January 1, 2009. To correct this accounting error, the Company reduced pretax losses and net expense by Rmb98.1 million (US$14.4 million). An audit adjustment was made to correct the error and is reflected in the December 31, 2009 financial statements. This error has no impact on the December 31, 2008 or 2007 financial statements.
     The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Crowe Horwath LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009.
     Other than the material weakness noted above, there were no changes to our controls over financial reporting during the fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. As of the date of the filing of this report, management has implemented remedial action which we believe mitigates the material weakness noted above.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The Audit Committee has selected Crowe Horwath LLP as our independent accountants for the fiscal year ended December 31, 2009.

(a) Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements for those fiscal years were US$480,000 for the fiscal year ended December 31, 2008 and US$500,000 for the fiscal year ended December 31, 2009.
(b) Audit — Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were US$40,000 for the fiscal year ended December 31, 2008 and US$10,000 for the fiscal year ended December 31, 2009.
(c) Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning were US$0 for the fiscal years ended December 31, 2008 and December 31, 2009.
(d) All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountants, other than the services reported in paragraphs (a) through (c) of this Item, were US$0 for the fiscal years ended December 31, 2008 and December 31, 2009.
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
ITEM 18. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Qiao Xing Universal Resources, Inc. and Subsidiaries
We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Resources, Inc. and Subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity, for the years then ended. We also have audited the Qiao Xing Universal Resources, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Qiao Xing Universal Resources, Inc. and Subsidiaries management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s report. The Company did not maintain adequate controls in place to provide reasonable assurance that newly issued accounting pronouncements are completely and properly implemented. In December 2009, a subsidiary of the Company executed a financing transaction which reduced the level of ownership of the Company. The impact of this reduction in ownership was recorded by the Company as an expense rather than as an equity transaction, as required by a new accounting pronouncement that went into effect on January 1, 2009. To correct this accounting error, the Company reduced pretax losses and net expense by Rmb98.1 million (US$14.4 million). This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Qiao Xing Universal Resources, Inc. and Subsidiaries as of December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Qiao Xing Universal Resources, Inc. and Subsidiaries has not maintained, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 2(m), effective January 1, 2009, the Company adopted new accounting guidance on reporting of noncontrolling interests which included retrospective application.
As discussed in Note 19, effective January 1, 2009, the Company adopted new accounting guidance relating to determining whether an instrument (or embedded feature) is indexed to an entity’s own stock.
Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in the last paragraph of Note 2(y) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.
Crowe Horwath LLP
Sherman Oaks, California
July 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Qiao Xing Universal Resources, Inc. and Subsidiaries
We have audited the accompanying consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity, for the year ended December 31, 2007 of Qiao Xing Universal Resources, Inc. and Subsidiaries (the “Company”). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and the cash flows of Qiao Xing Universal Resources, Inc. and Subsidiaries for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States.
Grobstein, Horwath & Company LLP
Sherman Oaks, California
July 8, 2008, except for Note 2(m) which
the date is July 15, 2010

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2008 AND 2009

	Note	2008	2009
		RMB’000	RMB’000	US$’000
				(Note 2(y))
ASSETS
Current assets:
Cash and cash equivalents		2,908,343	3,709,503	543,445
Restricted cash	13	136,299	251,720	36,877
Accounts receivable, net	4	462,282	123,082	18,032
Bills receivable		43,516	—	—
Inventories	5	183,169	98,012	14,359
Prepaid expenses	7	390,490	184,339	27,006
Other current assets	8	595,717	37,025	5,424
Due from related parties	27	25	25	4
Deferred income taxes	20	6,994	15,942	2,335
Deferred debt issuance costs, net	15	34,689	—	—
Assets held for sale	6	—	163,000	23,880
Due from discontinued operations	3(d)	730,610	200,000	29,300
Current assets of discontinued operations	3(d)	1,146,099	—	—

Total current assets		6,638,233	4,782,648	700,662
Property, machinery and equipment, net	9	167,366	170,485	24,976
Proven and probable reserves	10	—	712,121	104,326
Construction in progress		—	86,591	12,685
Land use rights, net		35,305	—	—
Investment at cost		7,802	5,000	733
Goodwill	11	82,058	82,058	12,022
Value beyond proven and probable reserves	10	—	67,295	9,859
Other acquired intangible assets, net	12	22,766	4,433	649
Non-current assets of discontinued operations	3(d)	127,558	—	—

Total assets		7,081,088	5,910,631	865,912

LIABILITIES

Current liabilities:
Short-term bank borrowings	13	983,950	884,708	129,610
Accounts payable		52,047	60,750	8,900
Other payables		5,917	57,238	8,385
Accrued liabilities	14	62,017	40,472	5,929
Deposits received		1,310	1,310	192
Deferred revenues		42,551	16,370	2,398
Due to related parties	27	8,941	5,118	750
Taxation payable	20	38,462	15,016	2,200
Embedded derivative liability	15	127,080	63,096	9,244
Convertible notes	15	383,596	233,716	34,240
Assets retirement obligation	16	—	4,013	588
Current liabilities of discontinued operations		1,380,292	—	—

Total current liabilities		3,086,163	1,381,807	202,436
Shareholders’ loans	17	6,729	6,732	986
Warrants liabilities	19	—	148,921	21,817
Deferred income taxes	20	320	175,281	25,679

Total liabilities		3,093,212	1,712,741	250,918

Commitments and contingencies	24

SHAREHOLDERS’ EQUITY
XING equity:
Common stock, par value RMB0.008 (equivalent of US$0.001); authorized 50,000,000 shares as of December 31, 2008 and 200,000,000 shares as of December 31, 2009; outstanding and fully paid - 30,948,836 as of December 31, 2008 and 82,327,993 as of December 31,2009	18	251	602	88
Additional paid-in capital		1,867,512	2,404,998	352,334
Retained earnings		1,189,190	796,736	116,722
Cumulative translation adjustments		(75,623)	(160,532)	(23,518)

Total XING equity		2,981,330	3,041,804	445,626
Noncontrolling interest		1,006,546	1,156,086	169,368

Total equity		3,987,876	4,197,890	614,994

Total liabilities and shareholders’ equity		7,081,088	5,910,631	865,912

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Note	2007		2008		2009
		RMB’000		RMB’000		RMB’000		US$’000
								(Note 2(y))
Net sales			3,141,094		2,153,873		1,826,799		267,628
Cost of goods sold			(2,255,844)		(1,287,096)		(1,474,930)		(216,078)

Gross profit			885,250		866,777		351,869		51,550
Operating expenses:
Selling expenses			(36,322)		(146,551)		(110,444)		(16,180)
General and administrative expenses			(86,479)		(59,794)		(114,807)		(16,819)
Research and development			(18,599)		(29,242)		(36,404)		(5,334)
Amortization of acquired intangible assets	12		(32,281)		(11,727)		(4,733)		(693)
Impairment of assets held for sale	6		—		—		(5,957)		(873)
Impairment of acquired intangible assets	12		—		(26,235)		(13,600)		(1,992)

Income from operations			711,569		593,228		65,924		9,659
Interest income			28,441		54,821		28,641		4,196
Exchange (loss) gain, net			15,168		(16,971)		406		60
Interest expense	29		(240,498)		(311,710)		(222,804)		(32,641)
(Loss) gain on remeasurement of embedded derivatives	15		(129,084)		160,036		(8,258)		(1,210)
Gain on disposal of interests in subsidiaries	3		482,614		2,269		—		—
Gain (loss) on issue/repurchase of stocks by subsidiaries	3		383,965		4,351		—		—
(Loss) on extinguishment of convertible notes	15		(142,090)		(10,634)		(15,261)		(2,236)
Provision for litigation settlement			(15,319)		—		—		—
Impairment of investment at cost			—		—		(2,802)		(411)
Unrealized gain (loss) on derivatives	19		—		—		(4,673)		(685)
Other income (loss), net			6,462		(3,700)		166		24

Income (loss) from continuing operations before income tax			1,101,228		471,690		(158,661)		(23,244)
Provision for income tax	20		(113,377)		(155,717)		(43,939)		(6,437)

Income (loss) from continuing operations, net of tax			987,851		315,973		(202,600)		(29,681)
Discontinued operations, net of tax	3(d)		63,033		(290,953)		(139,782)		(20,478)
Extraordinary items:
Gains on acquisitions of minority interests, net of nil tax	3(a)		28,689		—		—		—

Net income (loss) for the year			1,079,573		25,020		(342,382)		(50,159)
Net (income) loss attributable to the noncontrolling interest			(175,625)		(161,814)		82,486		12,084

Net income (loss)			903,948		(136,794)		(259,896)		(38,075)

Other comprehensive income (loss) - Translation adjustments			(50,106)		(33,815)		(85,883)		(12,582)

Comprehensive income (loss)			853,842		(170,609)		(345,779)		(50,657)

Basic earnings (loss) per common share:
Continuing operations	22	RMB	22.73	RMB	4.98	RMB	(1.91)	US$	(0.28)
Discontinued operations		RMB	1.73	RMB	(9.40)	RMB	(2.22)	US$	(0.33)
Extraordinary gain	22	RMB	0.49	RMB	—	RMB	—	US$	—

Total	22	RMB	24.95	RMB	(4.42)	RMB	(4.13)	US$	(0.61)

Diluted earnings (loss) per common share:
Continuing operations	22	RMB	22.45	RMB	3.51	RMB	(1.91)	US$	(0.28)
Discontinued operations		RMB	1.72	RMB	(9.40)	RMB	(2.22)	US$	(0.33)
Extraordinary gain	22	RMB	0.48	RMB	—	RMB	—	US$	—

Total	22	RMB	24.65	RMB	(5.89)	RMB	(4.13)	US$	(0.61)

Weighted average number of shares outstanding
Basic	22		29,836,000		30,949,000		62,837,000		62,837,000

Diluted	22		30,200,000		30,949,000		62,837,000		62,837,000

Amounts attributable to shareholders		RMB’000		RMB’000		RMB’000		US$’000
Income (loss) from continuing operations, net of taxes			678,026		154,159		(120,114)		(17,597)
Discontinued operations, net of taxes			51,909		(290,953)		(139,782)		(20,478)
Extraordinary gain, net of taxes			14,491		—		—		—

Net income (loss)			744,426		(136,794)		(259,896)		(38,075)

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	2007	2008	2009
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2(y))
Cash flows from operating activities:
Net income (loss) from continuing operations	987,851	315,973	(202,600)	(29,681)
Adjustments to reconcile net income (loss) to net cash flows from operating activities -
Depreciation of property, machinery and equipment	15,381	15,488	14,077	2,062
Depletion of proven and probable reserves	—	—	22,034	3,228
Amortization of land use right	4,539	803	—	—
Bad debt expense	2,961	232,841	12,400	1,817
Amortization of other acquired intangible assets	32,280	11,727	4,733	693
Stock-based compensation	38,626	14,669	60,935	8,927
Foreign exchange loss (gain)	(27,447)	5,355	(406)	(60)
Interest expense on shareholders’ loans	487	437	437	64
Amortization of deferred debt issuance costs	37,321	24,738	21,031	3,081
Accretion of convertible note discounts	140,251	188,201	137,782	20,185
Loss (gain) on remeasurement of embedded derivatives	129,084	(160,036)	8,258	1,210
Loss on extinguishment of convertible debts	142,090	10,634	15,261	2,236
(Gain) on disposal of interests in subsidiaries	(482,614)	(2,269)	—	—
Loss (gain) on issue/repurchse of stocks by subsidiary	(383,965)	(4,351)	—	—
Provision for litigation settlement	15,319	—	—	—
Net loss (gain) on disposal of property, machinery and equipment	99	(11)	—	—
Net gain on disposal of land use rights and construction-in-progress	(4,279)	—	—	—
Deferred income tax	(6,237)	(6,550)	(6,843)	(1,003)
Extraordinary gains on acquisitions of noncontrolling interests	(28,689)	—	—	—
Impairment of assets	—	26,235	19,557	2,865
Impairment of investment at cost	—	—	2,802	410
Unrealized gain (loss) on derivatives	—	—	4,673	685
Changes in operating assets and liabilities -
Accounts receivable	125,369	(276,560)	326,800	47,876
Bills receivable	27,635	(43,516)	43,516	6,375
Inventories	(12,944)	(5,891)	86,461	12,667
Prepaid expenses	86,977	(217,443)	197,586	28,947
Other current assets	561,806	55,874	454,481	66,582
Accounts payable	(166,240)	(55,944)	8,703	1,275
Other payables	(274,335)	(304,530)	148,864	21,809
Accrued liabilities	19,440	(8,101)	(21,849)	(3,201)
Deposits received	—	(200)	—	—
Deferred revenues	(10,803)	37,965	(26,180)	(3,835)
Taxation payable	25,509	(20,378)	(23,447)	(3,435)

Cash provided (used) by operating activities- continuing operations	995,472	(164,840)	1,309,066	191,779
Cash provided (used) by operating activities- discontinued operations	(40,818)	(58,048)	(436,488)	(63,946)

Cash provided (used) by operating activities	954,654	(222,888)	872,578	127,833

	2007	2008	2009
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2(y))
Cash flows from investing activities:
Acquisitions of property, machinery and equipment	(8,017)	(14,225)	(19,914)	(2,917)
Expenditures on construction-in-progress	—	—	(94,347)	(13,822)
Net cash flow on disposal of subsidiaries by QXMC	—	(1,162)	8,764	1,284
Deposit received on disposal of land and building	—	—	49,000	7,179
Net cash outflow on acquisition of subsidiary	—	—	(203,404)	(29,799)
Net cash outflow from disposal of subsidiaries	—	—	(60,180)	(8,817)
Proceeds from disposal of property, machinery and equipment	209	12,900	—	—
Proceeds from disposal of land use rights and construction-in-progress	—	—	—	—
Interest-bearing advances to a third party	(998,331)	—	—	—
Refund of interest-bearing advances	—	408,658	—	—
(Increase) decrease in restricted cash	(11,580)	(5,418)	(115,421)	(16,909)

Cash provided (used) by investing activities-continuing operations	(1,017,719)	400,753	(435,502)	(63,801)
Cash provided (used) by investing activities-discontinued operations	367,402	(60,431)	(162,359)	(23,786)

Cash provided (used) by investing activities	(650,317)	340,322	(597,861)	(87,587)

Cash flows from financing activities:
Increase in short-term borrowings	388,132	2,582,231	(99,243)	(14,539)
Repayment of short-term borrowings	—	(2,577,399)	—	—
Net proceeds from issuance of convertible notes (Note 15 (b))	175,088	125,722	—	—
Net proceeds from exercise of options and warrants	30,911	—	42,058	6,162
Repayment of convertible notes	—	(171,763)	(163,990)	(24,025)
Net proceeds from issuance of common stock by the Company	114,534	—	—	—
Net proceeds from IPO of common stock by a subsidiary	1,026,610	—	—	—
Capital contributed by noncontrolling shareholders of a subsidiary	2,100	—	—	—
Net advances from related parties	3,495	297	—	—

Cash provided (used) by financing activities-continuing operations	1,740,870	(40,912)	(221,175)	(32,402)
Cash provided (used) by financing activities-discontinued operations	(64,950)	29,355	531,233	77,826

Cash provided by (used) financing activities	1,675,920	(11,557)	310,058	45,424

Effect of translation adjustments on cash	(43,724)	(21,360)	7,201	1,055

Net increase in cash and cash equivalents	1,936,533	84,517	591,976	86,725
Cash and cash equivalents, beginning of year	1,096,477	3,033,010	3,117,527	456,720

Cash and cash equivalents, end of year	3,033,010	3,117,527	3,709,503	543,445
Less: cash and cash equivalents of discontinued operations	(298,309)	(209,184)	—	—

Cash and cash equivalents of continuing operations at end of year	2,734,701	2,908,343	3,709,503	543,445

Supplemental disclosure of cash flow information:
Interest paid	60,459	115,696	75,665	11,085
Income tax paid	103,834	162,527	105,433	15,446
Non-cash investing and financing activities:
- Consideration for acquisition of subsidiary paid in the form of common stock	—	—	472,982	69,200
- Consideration for extinguishment of convertible notes liability paid in the form of common stock of a subsidiary	721,188	—	—	—
- Stock issuance costs paid in the form of share-based payment	8,183	—	—	—
- Subsidiary repurchased ordinary shares through the issuance of convertible notes	—	338,165	—	—
- Consideration for extinguishment of convertible notes liability paid in the form of common stock	—	—	45,967	6,734
- Subsidiary issued ordinary shares on partial conversion of convertible notes	—	55,054	126,650	18,555
- Warrant issuance costs paid in the form of share-based payment	769	2,500	—	—
- Convertible note issuance costs paid in the form of share-based payment	9,891	31,451	—	—
Additional supplemental disclosure of cash flow information is set out in Note 26.
The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

						Accumulated
						other
						comprehensive
						income (loss) -
		Common stock		Additional		cumulative	Noncontrol-
		Number		paid-in	Retained	translation	ling
	Note	of shares	Amount	capital	earnings	adjustments	interest	Total
		‘000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2007		29,605	242	1,439,473	422,036	8,298	99,793	1,969,842
Issuance of common stock	18	1,344	9	115,375	—	—	—	115,384
Stock issuance costs		—	—	(9,032)	—	—	—	(9,032)
Issue of stock purchase warrants to investors and external consultants	19	—	—	32,546	—	—	—	32,546
Warrant issuance costs		—	—	(1,838)	—	—	—	(1,838)
Share-based compensation expense	19	—	—	39,209	—	—	12,276	51,485
Net income		—	—	—	903,948	—	175,625	1,079,573
Reclassification of embedded derivative relating to 4.5% Notes	15(a)	—	—	89,531	—	—	—	89,531
Beneficial conversion amount relating to 5.5% Notes		—	—	31,790	—	—	—	31,790
Acquisition and disposal of equity interest in subsidiaries		—	—	—	—	—	797,498	797,498
Shareholders’ contribution	17	—	—	487	—	—	—	487
Translation adjustments		—	—	—	—	(50,106)	(8,924)	(59,030)

Balance as of December 31, 2007		30,949	251	1,737,541	1,325,984	(41,808)	1,076,268	4,098,236
Issue of stock purchase warrants to investors and external consultants	19	—	—	48,904	—	—	—	48,904
Warrant issuance costs	19	—	—	(2,907)	—	—	—	(2,907)
Share-based compensation expense	19	—	—	9,604	—	—	5,065	14,669
Net loss		—	—		(136,794)	—	161,814	25,020
Beneficial conversion amount relating to 5.5% Notes		—	—	73,933	—	—	19,853	93,786
Acquisition and disposal of equity interest in subsidiaries		—	—	—	—	—	(253,261)	(253,261)
Shareholders’ contribution	17	—	—	437	—	—	—	437
Translation adjustments		—	—	—	—	(33,815)	(3,193)	(37,008)

Balance as of December 31, 2008		30,949	251	1,867,512	1,189,190	(75,623)	1,006,546	3,987,876
Cumulative effect of change of accounting principle		—	—	(142,393)	(34,455)	974	(4,989)	(180,863)

Balance as of January 1, 2009		30,949	251	1,725,119	1,154,735	(74,649)	1,001,557	3,807,013
Issuance of common stocks	18	51,379	351	656,823	—	—	—	657,174
Share-based compensation expense	19	—	—	22,618	—	—	12,303	34,921
Net loss		—	—	—	(259,896)	—	(82,486)	(342,382)
Acquisition and disposal of equity interest in subsidiaries		—	—	—	(98,103)	—	224,753	126,650
Shareholders’ contribution	17	—	—	438	—	—	—	438
Translation adjustments		—	—	—	—	(85,883)	(41)	(85,924)

Balance as of December 31, 2009		82,328	602	2,404,998	796,736	(160,532)	1,156,086	4,197,890

Balance as of December 31, 2009 (in US$’000)			88	352,334	116,722	(23,518)	169,368	614,994

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. ORGANIZATION AND NATURE OF OPERATIONS
     Qiao Xing Universal Resources Inc. (the “Company”) was incorporated in the British Virgin Islands (the “BVI”) on December 6, 1994. Its shares were listed on the Nasdaq National Market in February 1999.
     The Company and its subsidiaries (the “Group”) are principally engaged in (i) the sale of telecommunication terminals and equipment, including cord and cordless telephone sets, in the People’s Republic of China (the “PRC”); (ii) the production and sale of mobile phones and accessories in the PRC; and (iii) the production and sale of molybdenum concentrates in the PRC.
     Details of the Group’s subsidiaries and equity joint ventures are as follows:

			Percentage of equity
			interest attributable
		Place of	to the Group as of
Name	Note	incorporation	December 31,		Principal activities
			2008	2009
Qiao Xing Mobile Communication Co., Ltd. (“QXMC”)	(a)	BVI	67.6%	61.1%	Investment holding
Qiao Xing Communication Holdings Limited (“QXCH”)	(b)	BVI	100.0%	—	Investment holding
China Luxuriance Jade Company Ltd (“CLJC”)	(c)	BVI	—	100%	Investment holding
CEC Telecom Co., Ltd. (“CECT”)	(d)	PRC	65.3%	59.0%	Manufacture and sales of mobile phones and accessories
Hui Zhou Qiao Xing Communication Industry Limited (“QXCI”)	(e)	PRC	90.0%	—	Manufacture and sales of mobile phones and indoor phones
Hui Zhou Qiao Xing Property Limited (“QXPL”)	(f)	PRC	90.0%	—	Property and investment holding

			Percentage of equity
			interest attributable
		Place of	to the Group as of
Name	Note	incorporation	December 31,		Principal activities
			2008	2009
Chifeng Sanchuan Mining Co., Ltd. (“CSMC”)	(g)	PRC	90.0%	—	Investment holding
Huizhou Taiherui Information Technology Co., Ltd (“Taiherui”)	(h)	PRC	—	100%	Investment holding
Chifeng Zhongtai Mining Company Ltd (“Zhongtai”)	(i)	PRC	—	100%	Investment holding
Chifeng Haozhou Mining Company Ltd (“Haozhou”)	(j)	PRC	—	100%	Producing and sales of molybdenum concentrates
Beijing VEVA Technology Co., Ltd	(k)	PRC	—	59.0%	sales of mobile phone and accessories
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
     As more fully described in Note 3(b), due to the exchange of US$40,000,000 senior convertible notes into 7,800,000 ordinary shares of QXMC that were owned by the Company and the initial public offering (“IPO”) of 12,500,000 new ordinary shares issued by QXMC during the year ended December 31, 2007, the Company’s equity interest in QXMC was reduced to approximately 61.3% as of December 31, 2007.
     On January 7, 2008 QXMC issued 565,000 ordinary shares to its management team upon the exercise of stock options. On May 15, 2008, QXMC repurchased 6,966,666 ordinary shares of QXMC from two shareholders. All shares repurchased by QXMC were cancelled. On August 21, 2008, QXMC issued 1,511,397 ordinary shares to two investors upon the conversion of convertible notes issued by QXMC. As a result, the Company’s equity interest in QXMC changed to approximately 67.6% as of December 31, 2008.

     On November 23 and December 9, 2009, QXMC issued 4,114,286 ordinary shares to two investors upon the conversion of convertible notes issued by QXMC. On December 4, 2009 QXMC issued 960,884 ordinary shares to its management team in replace of all of their existing stock option. As a result, the Company’s equity interest in QXMC declined to approximately 61.1% as of December 31, 2009.
     (b) QXCH was incorporated in the BVI on May 21, 2002. Its authorized capital is US$50,000, of which US$1 was issued and paid up on June 8, 2002. On November 30, 2009, the Company disposed QXCH to a third party (See Note 3(d)).
     (c) CLJC is a limited liability company incorporated in the British Virgin Islands with a registered share capital of US$ 50,000. CLJC was incorporated in the British Virgin Islands on May 4, 2000.
     CLJC has one direct subsidiary, Huizhou Taiherui Information Technology Company Limited (“Taiherui”) and one indirect subsidiary, Chifeng Zhongtai Mining Company Limited (“Zhongtai”). Zhongtai has entered into Long-Term Cooperation Agreement and Supplemental Agreement with Chifeng Haozhou Mining Company, Ltd. (“Haozhou”), a large copper-molybdenum poly-metallic mining company in China. CLJC, through its wholly owned Chinese subsidiaries, owns the right to receive 100% of the expected residual returns from Haozhou.
     The Company purchased 100% equity interest in CLJC from Mr. Wu Ruilin on April 6, 2009 at an aggregate consideration of cash US$30,000,000 and 40,000,000 common shares of the Company(See Note 3(c)).
     (d) CECT is a limited liability company established in the PRC on May 22, 2000 with an initial permitted operating period of 30 years. QXMC completed the acquisition of an initial 65% equity interest in CECT from Tianjin Economic-Technological Development Area Co., Ltd. (“TEDA”), China Electronics Corporation (“CEC”) and other group companies of CEC for aggregate cash consideration of RMB312,750,000 on February 8, 2003. Upon the acquisition, the permitted operating period of CECT was to February 7, 2033.
     On July 31, 2005, QXMC completed the acquisition of an additional 25% equity interest in CECT from CEC via QXCI. The Group structured the acquisition of the additional equity interest in CECT by QXMC through QXCI to facilitate the governmental approval process for the acquisition.
     On July 31, 2006, QXMC injected additional capital of US$18,750,000 (RMB149,600,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT was increased from 90% to 93.4%, which was accounted for under the purchase method of accounting .
     In December 2006, TEDA disposed of its remaining 6.6% interest in CECT to Qiao Xing Group Limited (“QXGL”), a company beneficially owned by Mr. Rui Lin Wu, and as of December 31, 2006, CECT was owned as to 93.4% by QXMC and 6.6% by QXGL.
     On June 30, 2007, QXMC injected additional capital of US$50,000,000 (RMB380,425,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXMC’s equity interest in CECT increased from 93.4% to 96.6%, which was accounted for under the purchase method of accounting (Note 3(a)).
     (e) QXCI is an equity joint venture established in the PRC on December 2, 2002 between QXCH and QXGL to be operated for a term of 15 years until December 1, 2017. Its registered capital is RMB187,485,500 which was fully paid up on June 19, 2006. On November 30, 2009, QXCI was disposed by the Company together with the disposal of QXCH.
     (f) QXPL is an equity joint venture established in the PRC on December 17, 2002 between QXCH and QXGL to be operated for a term of 15 years until December 16, 2017. Its registered capital is RMB2,125,800 which was fully paid up on March 28, 2003. On November 30, 2009, QXCI was disposed by the Company together with the disposal of QXCH.
     (g) CSMC is a limited liability company established in the PRC on June 22, 2007 with a permitted operating period that ends on December 31, 2022. Its registered capital is RMB10,000,000 which was fully paid up on June 15, 2007. The Group’s interest in CSMC through December 31, 2007 was held through QXPL, which owns a 100% equity interest in CSMC. On November 30, 2009, CSMC was disposed by the Company together with the disposal of QXPL.
     (h) Taiherui is a limited liability company established in the PRC on November 10, 2008 with a permitted operating period that ends on November 10, 2018. Its registered capital is HK$6,000,000 which was fully paid up on January 23, 2009. The Group’s interest in Taiherui through December 31, 2009 was held through CLJC, which owns a 100% equity interest in Taiherui.
     (i) Zhongtai is a limited liability company established in the PRC on November 1, 2006 with a permitted operating period that ends on December 31, 2026. Its registered capital is RMB5,100,000 which was fully paid up on November 1, 2006. On February 6, 2009, the Company acquired a 100% equity interest in Zhongtai through Taiherui for cash consideration of RMB2,291,436.
     (j) Haozhou is a limited liability company established in the PRC on November 4, 2004 with a permitted operating period that ends on November 3, 2014. Its registered capital is RMB3,000,000 which was fully paid up on November 4, 2004. Haozhou operates a molybdenum mine in Inner Mongolia, PRC. According to Chinese laws and regulations, the molybdenum mine can not be owned directly by foreign companies. The Company could not acquire Haozhou directly. The owners of Haozhou are Mr. Wu Ruilin and his relative.
     On November 27, and November 28, 2008, Haozhou signed “Long-term Cooperation Agreement” and “Supplemental Agreement to Long-term Cooperation Agreement” with Zhongtai. According to these agreements, Zhongtai will provide RMB300 million working capital to Haozhou and Haozhou agreed to sell all of its products to Zhongtai at cash cost. Furthermore, all cash flows generated from the operation and disposal of Haozhou will belong to Zhongtai. Thus when the Company acquired Zhongtai through the acquisition of CLJC, the Company got the right to receive 100% of the expected residual returns from Haozhou. Creditors of Haozhou have no recourse to the general credit of Zhongtai (Note 3(c))
     (k) BVT was incorporated in March 2009 and was owned 100% by CECT. BVT are principally engaged in the sale of mobile phones and accessories in the PRC.
     The Group is subjected to, among others, the following operating risks:
     Concentration of credit risk
     The Group performs ongoing credit evaluations of each customer’s financial condition. It maintains reserves for potential credit losses. Such losses in the aggregate have not exceeded management’s expectations. As of December 31, 2008 and 2009, the Group’s five largest accounts receivable accounted for approximately 60.7% and 93.7% of the Group’s total accounts receivable, respectively.
     Commodity price risk
     Fluctuations in the market price of molybdenum could adversely affect the value of the Company. The profitability of our mining operations will be directly related to the market price of molybdenum. The market prices of molybdenum fluctuate widely and are affected by numerous factors beyond the control of any mining company. Any drop in the price of the molybdenum important to our mining operations would adversely impact our revenues, profits and cash flows.

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
     The consolidated financial statements include the accounts of the Company, its subsidiaries and a variable interest entity (“VIE”) for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. A VIE is required to be consolidated by a company if that company is required to absorb the majority of the losses of the VIE, is entitled to receive a majority of the VIE’s residual returns, or both.
     To comply with the PRC’s laws and regulations, the Company produces molybdenum concentrates in China via its VIE, Haozhou. Haozhou is 90% owned by Mr. Wu Ruilin, the Chairman of the Company, and the remaining 10% equity interest is owned by a relative of Mr. Wu Ruilin. The capital for the Haozhou was funded by the Company and has been recorded as interest-free loans to Haozhou. These loans were eliminated against the debt of Haozhou in consolidation. Under various contractual agreements, Haozhou is required to sell all of its products to Zhongtai at cash cost. Furthermore, all future cash flows generated from the operation and disposal of Haozhou will belong to the Company. All voting rights of the VIE are assigned to the Company, and the Company has the right to appoint all directors and senior management personnel of the VIE. In addition, shareholders of the Haozhou have pledged their shares in the VIE as collateral for performance under these contractual agreements. As of December 31, 2009, the total amount of interest-free loans to Haozhou was RMB 200 million (US$29.3 million), and the aggregate accumulated losses of Haozhou of approximately RMB4.3 million (US$0.6 million) have been included in the consolidated financial statements.
     Haozhou is a large copper-molybdenum poly-metallic mining company in China. Haozhou owns the exploration license of a mine covering 53.9 square kilometers in the Inner Mongolia Autonomous Region in the PRC. Through exploration of 32.34 square kilometers, Haozhou concluded that there is a reserve of 30,985 tons of molybdenum metal and an abundance of other types of multi-metal reserves, as determined by Behre Dolbear Asia, Inc, an independent mine consulting firm. The remaining 21.56 square meters are also expected to be explored.
     The operating results of Haozhou have been consolidated with those of the Group since April 6, 2009, when the Company acquired CLJC from Mr. Wu Ruilin. (Note 3(c))
     A subsidiary is a company, including equity joint ventures, in which the Company holds, directly or indirectly, more than a 50% equity interest and over which it can exercise control, as defined under U.S. GAAP.
     (b) Cash and cash equivalents
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
     (c) Accounts and bills receivable
     Accounts receivable are recorded at invoiced amounts less allowances for doubtful accounts. The Group reviews its accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of a receivable balance, the Company considers many factors, including the age of the balance, the customer’s payment history, its current credit-worthiness and current economic conditions and trends. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote.
     To reduce the Group’s credit risk, the Group has required certain customers to purchase the Group’s products using bills. Bills receivable represent non-interest bearing, short-term notes issued by financial institutions that entitle the Group to receive the full face amount of the bills from the issuing financial institutions at stated maturity dates.
     In certain circumstances, the Group has sold, with recourse, bills receivable to banks. The recourse obligation represents the amount that the Group would be obligated to repay to the extent that the issuing financial institution does not make payment upon maturity. Because the discounted bills have not been legally isolated from the Group, the discounted bills sold with recourse have been accounted for as short-term secured borrowings until the bills receivable are paid. Upon payment of bills receivable, the discounted bills receivables and the related short-term secured borrowings are eliminated. Historically, the Group has experienced no losses on bills receivable.
     (d) Inventories
     Inventories are stated at the lower of cost or net realizable value. Work-in-process and finished goods are composed of direct materials, direct labor and an attributable portion of manufacturing overhead. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale, and after making allowances for damaged, obsolete and slow-moving items. Allowances for damaged, obsolete and slow-moving items are determined by management based on a consideration of several factors, including the aging of the inventories, current and expected market trends and conditions, and the physical condition of the goods observed during periodic inventory counts.
     For mine products, cost is comprised of production costs for ore extracted and processed from the Company’s mines. Production costs included the costs of materials, cost of processing and direct labor, mine site and processing facility overhead costs and depreciation, depletion and amortization. Stripping costs incurred during the production phase are included as a component of inventory produced during the period in which stripping costs are incurred.
     When inventories are sold, their carrying amount is charged to expense in the period in which the associated revenue is recognized. Write-downs for declines in net realizable value or for losses of inventories are recognized as an expense in the year the impairment or loss occurs.
     (e) Exploration
     Exploration costs include geological and geophysical work on areas without identified reserves together with drilling and other related costs. Exploration costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at development or production stage properties are charged to expense as incurred.
     (f) Property, machinery, equipment, mineral reserves, mineralized material and construction-in-progress
     Property, machinery and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Property, machinery and equipment acquired in a purchase business combination are initially recorded at fair value. Major expenditures for improvements that increase the useful life or the productive capacity of an asset are capitalized. All ordinary repair and maintenance costs are expensed as incurred.

     In connection with the Company’s acquisition of additional equity interests in CECT (Note 3(a)), the value assigned to the portion of property, machinery and equipment acquired from the minority interest owner has been reduced to nil due to the excess of the fair value of the acquired additional net assets of CECT over the acquisition cost. In addition, as a result of the application of purchase accounting to account for the Company’s acquisition of an additional 20% interest in QXMC on November 30, 2006, the Group’s interests in QXMC’s and CECT’s property, machinery and equipment have been adjusted to a new cost basis which reflects the Company’s original 80% interest at depreciated cost and the 20% acquired interest at the fair value of the assets as of November 30, 2006. Depreciation for financial reporting purpose is provided using the straight-line method over the estimated useful lives of the assets after taking into account the asset’s estimated residual value. Leasehold improvements are amortized over the lease term if shorter than the assets’ useful life. The estimated useful lives are as follows: leasehold improvements — 5 years (or over the lease term, if shorter), buildings — 8 to 30 years, machinery and equipment — 5 to 12 years, furniture and office equipment — 5 to 10 years, and motor vehicles — 5 to 8 years.
     In connection with the Company’s acquisition of CLJC, the Company capitalized the costs to acquire proven and probable reserves and value beyond proven and probable reserves. The Company estimated the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and recorded these amounts as assets at the date of acquisition. Proven and probable mineral reserves are depleted over the life of the mine using the units-of-production method based on the volume of mineral produced in relation to the total estimated proven and probable mineral reserves. Fixed plant, facilities, mobile and other equipment are depreciated on a straight-line basis over the shorter of their estimated useful life or the life of the mine. Mine development costs include costs incurred from mine pre-production activities undertaken to gain access to proven and probable reserves including shafts, adits, drifts, ramps, permanent excavations, infrastructure and are capitalized once all operating permits have been secured, mineralized material is classified as proven and probable reserves and a final feasibility study has been completed. Mine development costs incurred to access specific areas of the ore body are depreciated using the units-of-production method over the estimated life of the mine based on the volume of mineral to be produced from proven and probable reserves in the area of the ore body to which the development activities provide access. Proven and probable reserves and general mine development costs are depleted or depreciated, respectively, using the units-of-production method based on the volume of mineral to be produced from proven and probable reserves over the estimated life of the mine. The cost assigned to value beyond proven and probable mineral reserves is not depleted. However, as the Company obtains new information, mineralized material relating to value beyond proven and probable reserves may be converted into proven and probable mineral reserves at which time the associated capitalized cost would become subject to depletion on a units-of-production basis.
     Construction-in-progress represents factory, office buildings and mining plant and facilities under construction. When material, the Company capitalizes interest during the construction phase of qualifying assets. No interest has been capitalized in construction-in-progress during the years ended December 31, 2007, 2008 and 2009.
     Assets the Company intends to disposed of are presented separately in the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.
     (g) Stripping cost
     The process of mining overburden and waste materials is referred to as stripping. During the development stage of a mine before production commences, the Company capitalizes stripping costs as part of mine development costs.
     Stripping costs incurred during the production phase of a mine are considered variable costs and are included as a component of inventory produced during the period in which stripping costs are incurred.
     (h) Land use rights

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
     (j) Goodwill
     Goodwill arose from the acquisition of equity interests in CECT (Note 3 (a)) and additional equity interest in QXMC (Note 3(b)). Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired in business combinations accounted for under the purchase method. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process under U.S. GAAP. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.
     The Group completed its annual goodwill impairment test for the years ended December 31, 2007, 2008 and 2009 and determined that no adjustment to the carrying value of goodwill was required.
     (k) Other acquired intangible assets
     Intangible assets acquired in a business combination are recognized as assets apart from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Such intangible assets are initially measured and recorded at fair value. As a result of the application of purchase accounting to account for the Company’s acquisition of an additional 20% interest in QXMC on November 30, 2006, other acquired intangible assets have been adjusted to a new cost basis, which reflects the Company’s original 80% interest at amortized cost and the 20% acquired interest at fair value as of November 30, 2006.
     Intangible assets with determinable useful lives are amortized in straight line as follows:

Customer relationships	3 – 5 years
Completed technology	1.8 – 5 years
Core technology	4 – 5 years
Backlog	4 – 5 months
Licenses	5 years
     The Company has determined that the Group’s “CECT” brand held by its subsidiary, CECT, does not have a determinable useful life. Consequently, the carrying amount of this brand name is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value.
     (l) Impairment of long-lived assets with determinable useful lives

     Long-lived assets with determinable useful lives, including property, machinery and equipment, proven and probable reserves, value beyond proven and probable reserves and amortizable intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. Recoverability of such assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its fair value. If a readily determinable market price does not exist, fair value is estimated using discounted expected cash flows attributable to the assets. Future cash flow from mineral properties include estimates of recoverable pounds, molybdenum prices (considering current and historical prices, price trends and related factors), production levels and capital, all based on life-of-mine plans and projections. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s operating performance could have a material effect on the Company’s determination of ore reserves, or its ability to recover the carrying amounts of its long-lived assets resulting in impairment charges.
     (m) Noncontrolling interest
     Effective January 1, 2009, the Company adopted an authoritative pronouncement issued by the FASB regarding noncontrolling interests in consolidated financial statements. The pronouncement requires noncontrolling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding noncontrolling interest was retroactively applied for all the presented periods.
     (n) Asset retirement obligation
     In connection with the mining operation, the Company is required to make payments for restoration and rehabilitation. Provision for restoration cost is required when the Company has a present obligation as a result of past event, and it is probable that the Company will be required to settle that obligation. Provision is measured in accordance with the relevant rules and regulations applicable in the PRC at the balance sheet date, and is discounted to their present value where the effect is material.
     According to the relevant rules and regulations applicable in the PRC, the Company accrues an asset retirement obligation related to sewage based on the tonnes of ore produced; accrues an asset retirement obligation related to land restoration obligation based on the underground hectares of area that have been mined. As the accrued liabilities are paid to relevant government agencies, the recorded amount of the liability is reduced.
     (o) Sales recognition
     Sales represent the invoiced value of goods, net of value added tax (“VAT”), discounts, returns and price guarantees supplied to customers, and are recognized upon delivery of goods and passage of title. For telecommunication products, liability for sales returns and price guarantees is estimated taking into consideration historical experience and current conditions. Price guarantees are monetary compensation for distributors when the retail prices of our products fall below certain pre-agreed levels. For mineral products, the Company recognizes revenue from molybdenum concentrate sales when persuasive evidence of an arrangement exists, the price is fixed and determinable, the product has been delivered, title has transferred, and collection is reasonably assured.
     All of the Group’s sales made in the PRC are subject to PRC VAT at a rate of 3% (“output VAT”) on mining products and 17% on other products. Such output VAT is payable after offsetting VAT paid by the Group on its purchases (“input VAT”).
     (p) Product warranties

     The Group guarantees that its telecommunication products will meet the stated functionality as agreed to in each sales arrangement. The Group provides for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable. Provisions for product warranty costs are charged to cost of goods sold and are summarized as follows:

	2008	2009
	RMB’000	RMB’000	US$’000
Balance at beginning of year	11,123	7,973	1,168
Adjust: disposal of QXCH	—	(2,944)	(431)
Provision	23,101	2,831	415
Utilized	(26,251)	(5,936)	(870)

Balance at end of year	7,973	1,924	282

     (q) Shipping and handling costs
     The Group has recorded its shipping and handling costs as a component of cost of sales.
     (r) Advertising costs
     Costs incurred for producing and communicating advertising are charged to expenses when incurred.
     (s) Research and development expenditures
     Research and development expenditures are charged to expenses as incurred.
     (t) Operating leases
     Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on a straight-line basis over the contractual term of the leases.
     (u) Stock-based compensation
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
     (v) Debt issuance costs and borrowing costs
     Costs related to the issuance of debts are capitalized and amortized to interest expense using the effective interest method over the contractual term of the related debt. All other borrowing costs are recognized as an expense in the period in which they are incurred, except to the extent that they are attributable to the acquisition, construction or production of an asset that necessarily involves a substantial period of time before the asset is ready for its intended use or sale, in which case the borrowing costs are capitalized as part of the costs of the asset.

     (w) Income taxes
     Deferred income taxes are provided using an asset and liability method. Under this method, deferred tax assets and liabilities are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates currently applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or laws is recognized in the statement of operations in the period that the change in tax rates or tax laws is enacted. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Group is able to realize their benefits or that future deductibility is uncertain.
     The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The Company has elected to classify interest and penalties related to income tax matters, if and when imposed, as part of income tax expense in the statement of operations.
     As of December 31, 2008 and 2009, the Company has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Company during the year ended December 31, 2007, 2008 and 2009, and no provision for interest and penalties is deemed necessary as of December 31, 2008 and 2009.
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
     (x) Segment information
     The Company adopted management approach to determine the information related to reporting of financial and descriptive information about reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Group’s products and services, the countries in which the Group earns revenues and holds assets, and major customers. The management approach is based on the way management organizes the enterprise to assess performance and makes operating decisions regarding the allocation of resources. The Group classifies its operations into two core business segments, namely mobile phones and mining. In view of the fact that the Group operates principally in the PRC, no geographical segment information is presented.
     (y) Foreign currency translation
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
     The translation of the Company’s and QXMC’s financial statements into Renminbi is performed for balance sheet accounts using the closing exchange rate in effect at each of the balance sheet dates and for revenue and expense accounts using the average exchange rate during each reporting period. Gains and losses resulting from translation are included in shareholders’ equity separately as cumulative translation adjustments. Total cumulative adjustments at December 31, 2009 and 2008 were RMB 172,691,000 and RMB 87,741,000, respectively. Including amounts related to noncontrolling interest at December 31, 2009 and 2008 were RMB 12,118,000 and RMB 12,159,000, respectively.
     For the convenience of readers, certain 2009 Renminbi amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$1.00 = RMB6.8259, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 31, 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other rate on December 31, 2009, or at any other date.
     (z) Comprehensive income
     The Group reported all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the consolidated financial statements as comprehensive income for the period in which they are recognized. The Group has presented comprehensive income, which encompasses net income and currency translation adjustments, in the consolidated statements of operations and comprehensive income (loss).
     (aa) Earnings (loss) per common share
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
     (bb) Financial instruments
     All derivative financial instruments are recognized in the financial statements and maintained at fair value regardless of the purpose or intent for holding them. Changes in fair value of derivative financial instruments are either recognized periodically in income or shareholders’ equity (as a component of comprehensive income) depending on whether the derivative is being used to hedge changes in fair value or cash flows.
     The carrying amounts for cash and bank deposits, restricted cash, bills receivable, accounts receivable, prepaid and other assets, short-term borrowings, accounts payable, other payables, accrued liabilities and customer deposits approximate their fair values because of the short maturity or nature of these instruments. The carrying amounts of shareholders’ loans approximate their fair value because the imputed interest rate on these instruments fluctuates with market interest rates.
     The Company has adopted accounting guidance that defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:
Level one — Quoted market prices in active markets for identical assets or liabilities;

Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.
     Determining which category an asset or liability falls within the hierarchy requires significant judgment
     (cc) Issuance/repurchase of stock by QXMC to/from third parties
     Gain (loss) on the issuance/repurchase of stock by QXMC to/from third parties were recognized when the Group’s share of net assets in QXMC after the deemed disposal/acquisition exceeds (is less than) the Group’s share of net assets in QXMC before the deemed disposal/acquisition.
     (dd) Recently issued accounting standards
     In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-17 (“ASU 2009-17”), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. It replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, it requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. It is effective for interim and annual reporting periods beginning after November 30, 2009. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.
     In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), regarding revenue arrangements with multiple deliverables. These updates addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.
     In October 2009, the FASB issued ASU No. 2009-14 (“ASU 2009-14”), to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality with respect to certain revenue arrangements that include software elements. The effective date for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is to be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.
     In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), which requires a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption is not expected to have a material impact on the Group’s consolidated financial statements.

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
     During the year ended December 31, 2007, the Company recorded an extraordinary gain at amount of RMB28,689,000 in the consolidated statements of operations in relation to the acquisition of additional equity interest in CECT on June 30, 2007.

          (b) Change of equity interests in QXMC
          QXMC became a wholly-owned subsidiary of the Company since November 30, 2006, when the Company acquired the remaining 20% equity interest in QXMC from the minority shareholder, Galbo, at a total consideration of RMB356,064,000. On May 3, 2007, QXMC, completed a listing of its ordinary shares on the New York Stock Exchange (the “NYSE”). On May 8, 2007, QXMC and certain selling shareholders completed an IPO, priced at US$12.00 per share, of 12,500,000 new ordinary shares issued by QXMC and 833,334 ordinary shares offered by the selling shareholders. The Company did not receive any proceeds from the IPO. Immediately prior to the listing of QXMC’s ordinary shares on the NYSE on May 3, 2007, the investors of US$40,000,000 senior convertible notes issued by the Company exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of QXMC that were owned by the Company (the “Exchange”) and as a result, the Company’s equity interest in QXMC was decreased from 100.0%, or 40,000,000 shares, to 80.5%, or 32,200,000 shares, representing a disposal of 19.5% interest in QXMC. Based on the issue price of US$12.00 per share that was obtained during QXMC’s IPO, the fair value of QXMC’s shares given up by the Company in the Exchange was estimated to be approximately US$93,600,000 (RMB721,188,000).
          The Exchange resulted in a loss on the extinguishment of the US$40,000,000 senior convertible notes of RMB142,090,000 (US$19,479,000) during the year ended December 31, 2007, which is calculated as follows:

RMB’000
Cost of extinguishment (7,800,000 shares @ US$12.00 per share)	721,188
(Less) add: Carrying value of:
- Convertible notes	(238,325)
- Embedded derivatives	(365,476)
- Deferred debt issuance costs	24,703

Loss on extinguishment	142,090

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
          On May 15, 2008, QXMC repurchased 6,966,666 of its issued ordinary shares at US$6.94 per share from two existing shareholders of QXMC through the issuance of the 4.0% unsecured senior convertible notes (Note 15(b)). All ordinary shares repurchased were subsequently cancelled.
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
          As a consequence of the QXMC share issue and repurchase in 2008, the Company’s equity interest in QXMC was changed to 67.6%. In connection with the exercise of shares options, repurchase of issued ordinary shares and conversion of convertible notes, the Company recorded a gain of RMB 4,351,000 (US$638,000), which is calculated as follows:

	Exercise of	Repurchase	Conversion
	share options	of shares	of notes	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Share of net assets of QXMC after transaction	1,584,925	1,706,718	1,838,425	5,130,068
Less: Share of net assets of QXMC before transaction	(1,583,087)	(1,687,850)	(1,860,245)	(5,131,182)

Increase of net assets after transaction	1,838	18,868	(21,820)	(1,114)
Less: Goodwill relating to equity interest deemed disposed/acquired (Note 11)	(566)	7,954	(1,923)	5,465

Gain (loss) on deemed disposal/acquisition	1,272	26,822	(23,743)	4,351

          On November 23, 2009, the holders of the QXMC unsecured senior convertible notes exercised the option to convert US$8,187,000 of the principal amount of the notes and US$293,000 of accrued interest thereon into 2,093,996 ordinary shares of QXMC at a conversion price of US$4.05 per share. The stock price of QXMC’s ordinary shares was US$4.66 at the date of exercise of the option to convert.

          On December 4, 2009 QXMC issued 960,884 ordinary shares to its management team in replace of all of the outstanding stock options held by the management team.
          On December 9, 2009, the holders of the QXMC unsecured senior convertible notes exercised the option to convert US$7,886,000 of the principal amount of the notes and US$297,000 of accrued interest thereon into 2,020,290 ordinary shares of QXMC at a conversion price of US$4.05 per share. The stock price of QXMC’s ordinary shares was US$4.35 at the date of exercise of the option to convert.
          As a consequence of the QXMC share issue in 2009, the Company’s equity interest in QXMC was changed to 61.1%. In connection with the conversion of convertible notes and the exchange of stock options to ordinary shares, the Company debited to retained earnings at an amount of RMB 98,103,000 (US$14,372,000), which is calculated as follows:

	Conversion	Exchange	Conversion
	of notes	Stock option	of notes	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Share of net assets of QXMC after transaction	1,729,877	1,692,779	1,676,529	5,099,185
Less: Share of net assets of QXMC before transaction	(1,760,885)	(1,725,504)	(1,705,248)	(5,191,637)

Increase (decrease) of net assets after transaction	(31,008)	(32,725)	(28,719)	(92,452)
Less: Amount attributable to noncontrolling interest relating to equity interest deemed disposed	(2,472)	(1,066)	(2,113)	(5,651)

Debit to retain earnings on deemed disposal	(33,480)	(33,791)	(30,832)	(98,103)

          No deferred income tax benefit has been recognized, as the Company and QXMC were incorporated under the International Business Companies Act of the BVI and accordingly, are exempted from BVI income taxes.
          (c) Acquisition of CLJC
          On April 6, 2009, the Company acquired a 100% equity interest in CLJC in a cash-and-stock transaction from Mr. Wu Rui Lin, the president of the Company. CLJC was valued at approximately US$110 million. The Company paid US$30 million in cash and issued 40,000,000 shares of the Company’s common stock valued at US$2.00 per share to Mr. Wu Rui Lin. The pricing of the Company’s common stock at US$2.00 per share was a result of the negotiation between the Company and Mr. Wu Rui Lin. The close share price of the Company as of the acquisition date was US$1.73 per share. The Company also issued 2,100,000 shares to a financial consulting firm and 100,000 shares to a law firm for services in connection with the acquisition.
          CLJC, through its wholly owned Chinese subsidiaries, owns the right to receive the expected residual returns from Haozhou, a large copper-molybdenum poly-metallic mining company in China. Haozhou owns the exploration license of a mine covering 53.9 square kilometers (the “Mine”) in the Inner Mongolia Autonomous Region in the People’s Republic of China. As of the acquisition date, Haozhou was still under construction and had no operating revenue. With the continuing decrease of profitability in the telecommunication terminals and equipment industry, the Company regarded this acquisition as the first step for its diversification strategy.
          The table below details the consideration transferred to acquire CLJC:

		Fair value of	Fair value of
		consideration	consideration
	Shares issued	RMB’000	US$’000
Shares issued as the consideration of the acquisition	40,000,000
Multiplied by XING’s share price as of the acquisition date	$1.73	472,982	69,200

Fair value of the shares issued		472,982	69,200

Cash paid as the consideration of the acquisition		205,050	30,000

Total fair value of consideration transferred		678,032	99,200

          The transaction has been accounted for using the acquisition method which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The following table summarizes the purchase price allocation for assets acquired and liabilities assumed as of the acquisition date.

RMB’000
Net current (liabilities)	(75,254)
Property, machinery and equipment	65,743
Construction in progress	59,690
Proven and probable reserves and other mineralized material*	801,450
Net deferred income tax liabilities	(173,597)

Fair value of net assets acquired	678,032
Total purchase consideration	678,032

*	Include value beyond proven and probable mineral reserves (VBPP).
          The following table presents information for CLJL that is included in the Company’s consolidated statements of income from the acquisition date, April 6, 2009, for the year ended December 31, 2009.

RMB’000
Net sales	193,887
Net income attributable to XING common shareholders	64,207
          (d) Disposal of QXCH by XING
          On November 30, 2009, the Company sold QXCH to Dragon Fu Investment Limited (“DFIL”) for a total consideration of RMB75,000,000 (US$10,989,000). As the Company intends to become a large resources company and QXCH’s performance declined quickly during the past two years, the Company began to negotiate with DFIL regarding the selling of QXCH in early September, 2009. The total consideration was paid before December 31, 2009. In addition, in accordance with the sales agreement, DFIL will undertake to repay as a primary obligor, or to cause QXCH’s subsidiary to repay, the outstanding loan of RMB236,102,000 which is due from a QXCH’s subsidiary to the Company, in three installments but no later than November 30, 2010. As of December 31, 2009, this outstanding loan amounted to RMB200,000,000. The loan is unsecured and non-interest bearing.
          The condensed historical balances of QXCH’s assets and liabilities that were disposed of are as followings:

	November 30, 2009	November 30, 2009
	RMB’000	US$’000
Net sale proceeds	75,000	10,988
Less:
Cash	135,180	19,804
Other current assets	1,127,894	165,237
Property, machinery and equipment	13,694	2,006
Other non-current assets	118,741	17,396
Current liabilities*	(1,461,889)	(214,167)
Noncontrolling interests	(2,806)	(411)

Net (liabilities) disposed	(69,186)	(10,135)
Foreign currency realignment	49	7

Net gain on disposals	144,235	21,130

*	Current liabilities include borrowings by QXCH from the Company totaling RMB236,102,000 as of the date of the sale.
          The results of the discontinued businesses of QXCH are shown below:

	RMB’000	US$’000
Sales, net	165,265	24,211

Loss from discontinued operations of QXCH before income tax and noncontrolling interest	(369,708)	(54,162)
Income tax expense	(1,902)	(279)
Net income attributable to the noncontrolling interest	(566)	(83)

Loss from discontinued operations of QXCH before disposal	(372,176)	(54,524)
Gain on disposal of QXCH	144,235	21,130
Realization of foreign currency translation gain relating to QXCH	88,159	12,916

Total loss for the financial year — discontinued operations of QXCH	(139,782)	(20,478)

          The net cash outflow in respect of the disposal of subsidiaries during the year ended December 31, 2009 is as follows:

	RMB’000	US$’000
Consideration	75,000	10,988
Cash disposed of	(135,180)	(19,805)
Unpaid consideration as at December 31, 2009	0	0

Net cash outflow	(60,180)	(8,817)

          The Company has accounted for the QXCH business in the consolidated financial statements as a discontinued operation. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the QXCH business have been appropriately reclassified in the consolidated financial statements as discontinued operations for all periods presented.
          The following revenue and expense items have been reclassified and included in income from discontinued operations in the consolidated income statements for the years ended December 31, 2008 and 2007:

	2008	2007
	RMB’000	RMB’000
Sales, net	441,075	733,013

Gain (loss) from discontinued operations of QXCH before income tax and noncontrolling interest	(299,892)	77,798
Income tax expense	(8,471)	(10,743)
Net (income) loss attributable to the noncontrolling interest	17,410	(4,022)

Loss from discontinued operations of QXCH, net of tax	(290,953)	63,033
          The assets and liabilities of QXCH have been classified as discontinued operations in the consolidated balance sheets presented herein. The following assets and liabilities have been reclassified and included in assets and liabilities of the discontinued operations in the consolidated balance sheet as of December 31, 2008:

2008
RMB’000
ASSETS
Current assets:
Cash and cash equivalents	209,183
Restricted cash	127,501
Accounts receivable, net	471,825
Bills receivable	158,658
Inventories	58,140
Prepaid expenses	107,276
Other current assets	13,516

Total current assets	1,146,099

Property, machinery and equipment, net	15,772
Other non-current assets	111,786

Total non-current assets	127,558

LIABILITIES

Current liabilities:
Short-term bank borrowings	516,905
Accounts payable	60,910
Other payables	8,207
Accrued liabilities	25,747
Deposits received	1,925
Deferred revenues	16,009
Due to (from) related parties	(8,036)
Due to holding company	730,610
Taxation payable	25,775
Noncontrolling interest	2,240

Total current liabilities	1,380,292

          (e) Disposal of BCYT and HCECT by QXMC
          QXMC disposed of its interests in BCYT and HCECT during the year ended December 31, 2008. Total gain at amount of RMB2,269,000 on disposal of BCYT and HCECT was reflected in the consolidated statement of operations for the year ended December 31, 2008. The unpaid consideration of RMB8,764,000 relating to the disposal of HCECT that was outstanding as of December 31, 2008 was fully repaid during the year ended December 31, 2009.
4.	ACCOUNTS RECEIVABLE
          Accounts receivable consists of:

	2008	2009
	RMB’000	RMB’000	US$’000
Trade receivables
- third parties	468,325	141,524	20,733

	468,325	141,524	20,733
Less: Allowance for doubtful accounts	(6,043)	(18,442)	(2,701)

Accounts receivable, net	462,282	123,082	18,032

          Changes in the allowance for doubtful accounts are as follows:

	2008	2009
	RMB’000	RMB’000	US$’000
Beginning of year	5,428	6,043	885
Bad debt expense	1,277	12,938	1,895
Bad debt recovery	(662)	(539)	(79)

End of year	6,043	18,442	2,701

5.	INVENTORIES
          Inventories consist of:

	2008	2009
	RMB’000	RMB’000	US$’000
Raw materials	130,477	94,459	13,838
Finished goods	78,817	42,917	6,287

	209,294	137,376	20,125
Less: Reserve for obsolescence	(26,125)	(39,364)	(5,766)

Total Inventories	183,169	98,012	14,359

          Changes in the reserve for obsolescence are as follows:

	2008	2009
	RMB’000	RMB’000	US$’000
Beginning of year	24,010	26,125	3,827
Provision for obsolescence for the year	2,115	13,239	1,939

End of year	26,125	39,364	5,766

6.	ASSETS HELD FOR SALE
          In November 2009, the Company’s subsidiary, QXMC, entered into an agreement for the sale of property and the associated land use rights to a third party for a total consideration of RMB163,000,000 (US$23,880,000). The sale was completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. In addition, an impairment charge of RMB5,957,000 (US$873,000) was made during the year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected net sales proceeds.

7.	PREPAID EXPENSES
          Prepaid expenses consist of:

	2008	2009
	RMB’000	RMB’000	US$’000
Advances to suppliers	363,907	181,550	26,597
Prepaid design, licensing and tooling fees	25,364	2,458	360
Current portion of land use rights	829	—	—
Other	390	331	49

	390,490	184,339	27,006

8.	OTHER CURRENT ASSETS
          Other current assets consist of:

	2008	2009
	RMB’000	RMB’000	US$’000
Advances to staff	42	—	—
Advances to a third party (Note (a))	547,412	—	—
Interest receivable on advances to a third party (Note (a))	35,501	—	—
Short-term investment	734	1,044	153
Other	12,028	35,981	5,271

	595,717	37,025	5,424

          Note -
          (a) Advances to a third party in 2008 are secured by a floating charge over all the assets of the borrower, bear interest at 5.0% per annum and are repayable on demand.

9.	PROPERTY, MACHINERY AND EQUIPMENT
          Property, machinery and equipment consist of:

	2008	2009
	RMB’000	RMB’000	US$’000
Buildings and improvements	149,037	130,223	19,077
Machinery, equipment and software	32,554	54,659	8,008
Furniture and office equipment	2,501	3,845	563
Motor vehicles	3,483	4,878	715

	187,575	193,605	28,363
Less: Accumulated depreciation	(20,209)	(23,120)	(3,387)

Property, machinery and equipment, net	167,366	170,485	24,976

          All the Group’s property, machinery and equipment are principally located in the PRC.
          Depreciation charge for the continuing operations for each of the year was allocated to the following expenses items:

	Year ended December 31,
	2007	2008	2009
	RMB’000	RMB’000	RMB’000	US$’000
Cost of goods sold	9,192	10,134	13,576	1,989
Selling and distribution expenses	6	4	7	1
General and administrative expenses	1,590	1,849	2,572	377

Total	10,788	11,987	16,155	2,367

10.	PROVEN AND PROBABLE RESERVES
          On April 6, 2009, the Company acquired a 100% equity interest in CLJC, In connection with the acquisition of CLJC, the Company capitalized the costs to acquire mineral reserves and other mineralized material. The Company estimated the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and recorded these costs as assets at the date of acquisition. Proven and probable mineral reserves are depleted over the life of the mine using the units-of-production method based on the volume of mineral produced in relation to the total estimated proven and probable mineral reserves. The cost assigned to value beyond proven and probable mineral reserves is not amortized. The details are as followings:

	2008	2009
	RMB’000	RMB’000	US$’000
Cost:
Proven and probable reserves	—	734,155	107,554
Value beyond proven and probable reserves	—	67,295	9,859

	—	801,450	117,413

Less: Accumulated depletion
- Proven and probable reserves	—	(22,034)	(3,228)

Proven and probable reserves	—	712,121	104,326
Value beyond proven and probable reserves	—	67,295	9,859

11.	GOODWILL
          Goodwill is analyzed as follows:

	2008	2009
	RMB’000	RMB’000	US$’000
Beginning of year	76,593	82,058	12,022
Amount deemed disposed of due to the conversion of Notes by QXMC (Note 3 (b))	(1,923)	—	—
Amount increased due to repurchase of stock by QXMC (Note 3 (b)	7,954	—	—
Amount disposed of due to the exchange of options to stock in QXMC (Note 3 (b))	—	—	—
Amount deemed disposed of due to the sale of stock by QXMC (Note 3 (b))	(566)	—	—

End of year	82,058	82,058	12,022

          All goodwill is allocated to the mobile phones business segment.

12.	OTHER ACQUIRED INTANGIBLE ASSETS, NET
          Other acquired intangible assets, which arose from the acquisition by QXMC of its initial 65.0% equity interest in CECT on February 8, 2003, and as subsequently adjusted for the purchase accounting of the Company’s acquisition of the remaining 20.0% interest in QXMC on November 30, 2006, consist of the following components:

	2008	2009
	RMB’000	RMB’000	US$’000
Cost:
- “CECT” brand	39,835	39,835	5,836
- Customer relationship	5,418	5,418	794
- Completed technology	16,950	16,950	2,483
- Core technology	24,193	24,193	3,544
- Backlog	9,175	9,175	1,344
- License	1,725	1,725	253

	97,296	97,296	14,254

Less: Accumulated impairment
-“CECT” brand	26,235	39,835	5,836
Less: Accumulated amortization
- Customer relationship	5,118	5,418	794
- Completed technology	16,950	16,950	2,483
- Core technology	15,327	19,760	2,895
- Backlog	9,175	9,175	1,344
- License	1,725	1,725	253

	74,530	92,863	13,605

Other acquired intangible assets, net	22,766	4,433	649

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
          For the year ended December 31, 2008, due to the Group’s strategic shift to focus more on its high-end VEVA-branded handsets, the Group recorded an impairment charge of RMB26,235,000 on its “CECT” brand name in 2008 and an impairment charge of RMB13,600,000 (US$1,992,000) in 2009. The impairment tests conducted by the Group on the “CECT” brand name for the years ended December 31, 2007 did not result in any impairment charges.

          The expected future amortization expense of other acquired intangible assets is as follows:

	Amount
	RMB’000	US$’000
Year ending December 31, 2010	4,433	649
13.	SHORT-TERM BANK BORROWINGS
          Short-term bank borrowings consist of:

	2008	2009
	RMB’000	RMB’000	US$’000
Bills payable	39,850	191,200	28,011
Bank loans	944,100	693,508	101,599

	983,950	884,708	129,610

          Bills payable are a form of bank borrowing with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing interest rate of bank loans.
          During each of the periods presented, the Group entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The weighted average interest rate on these bank loans was 6.4%, 7.1% and 6.0% per annum during the years ended December 31, 2007, 2008 and 2009, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense is payable on a monthly or quarterly basis.
          Short-term bank borrowings are secured by the following:

	2008	2009
	RMB’000	RMB’000	US$’000
Pledged of:
- Bank deposits of the Group	136,299	251,720	36,877
- Bills receivable of the Group	40,000	—	—

Guarantees provided by:
- QXGL	160,000	50,000	7,321
- QXGL and directors	360,000	290,000	42,463
- Directors	218,500	68,500	10,030

14.	ACCRUED LIABILITIES
          Accrued liabilities consist of:

	2008	2009
	RMB’000	RMB’000	US$’000
Accruals for:
- Design, licensing and tooling fees	23,653	102	15
- Salaries	2,780	3,932	576
- Staff benefits	2,035	1,774	260
- Advertising	35	18,296	2,680
- Warranty	5,029	1,923	282
- Interest	14,254	5,966	874
- Professional service fees	11,114	6,329	927
- Others	3,117	2,150	315

	62,017	40,472	5,929

15.	CONVERTIBLE NOTES
          Convertible notes consist of:

	2008	2009
	RMB’000	RMB’000	US$’000
4.5% unsecured senior convertible notes (Note (a))	177,385	—	—
QXMC 4.0% unsecured senior convertible notes (Note (b))	206,211	112,162	16,432
0% new unsecured senior convertible notes (Note (c))	—	121,554	17,808

Total debts	383,596	233,716	34,240
Less: Amount classified as current liabilities	(383,596)	(233,716)	(34,240)

Amount classified as non-current liabilities	—	—	—

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
          The material terms and conditions of the 4.5% Notes are summarized as follows:
•	the notes bear interest at the rate of 4.5% per annum, payable in cash in arrears on a calendar quarterly basis beginning December 31, 2006;

•	the notes mature on April 30, 2009;

•	the notes are convertible, at the investor’s option, into common stock of the Company at an initial conversion price of US$14.30 per share. The conversion price for the Company’s common stock is subject to reset when the volume weighted average price (“VWAP”) of the Company’s common stock for the five trading days ending on each six-month anniversary from October 31, 2006 until maturity of the Notes (each a “Reset Date”) is less than US$13.00 (or such previously reset price). In the event of a reset, the conversion price will be set equal to the greater of US$7.80 or 100% of the VWAP of the Company’s common stock for the five trading days ending on the applicable Reset Date. As of December 31, 2008, the conversion price of the 4.5% Notes had been reset to US$5.56 per share due to dilutive issuance adjustments related to the issuance and price reset of the 5.5% unsecured senior convertible notes issued on August 17, 2007;

•	the notes will not be convertible to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to the conversion; and

•	the holders of the notes have the right to require the Company to redeem the notes after one year in an amount equal to the sum of (a) the outstanding principal of the Notes, (b) the accrued and unpaid interest thereon, and (c) 3% on the sum of (a) and (b).

          The material terms and conditions of the warrants are summarized as follows:
•	the warrants have an initial exercise price of US$14.30 per share and may be exercised at any time during a 5-year period commencing from October 31, 2006;

•	the warrants will not be exercisable to the extent that after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to such exercise; and

•	the warrants require an automatic repricing of the exercise price if the Company makes certain sales of its common stock or common stock equivalents in a capital-raising transaction at a price below the warrant exercise price.
          On November 3, 2009, the Company signed AMENDMENT AND EXCHANGE AGREEMENT with two institutional investors of the 4.5% Notes and issued US$24 million aggregate principle amount of 0% unsecured restated senior convertible notes to these two institutional investors in exchange of the 4.5% Notes (Note 15 (c)). In addition, the Company has issued 2,400,000 shares of common stock of the Company to these two institutional investors. The institutional investors have also waived the interest accrued on the 4.5% Notes over the first four months of 2009 as part of the restructuring.
          The 4.5% Notes included on the 2008 consolidated balance sheets are analyzed as follows:

2008
RMB’000
Gross proceeds from 4.5% Notes	202,475
Discount on notes:
- Equity-classified October Investor Warrants (Note (i))	(14,534)
- Liability-classified embedded derivatives (Note (ii))	(111,341)

Value of debt component at date of issue	76,600
Foreign currency realignment	(22,517)
Accretion of discount (Note (iii))	123,302

Value of debt component at end of year	177,385

          Notes –
          (i) The terms and features of the October Investor Warrants were evaluated and the Company concluded that all indicators for equity classification were present.
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

          (ii) The 4.5% Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the notes by the note holders, an early redemption premium put, a put option conditional upon certain events of default and a put option conditional upon a change of control. The embedded derivatives were removed from the debt host and accounted for separately as derivative instruments and were classified as liabilities on the balance sheet on the date of initial recognition. The value of the embedded compound derivatives, which amounted to approximately RMB111,341,000 on the date of initial recognition, has been deducted as a discount to the face value of the 4.5% Notes and recorded as a liability on the balance sheet. Subsequent to initial recognition, the liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the consolidated statements of operations. The valuation of the embedded derivatives at each period-end is derived from various valuation methods which uses significant unobservable inputs (Level 3), including Monte Carlo Simulation and Backward Dynamic Programming.
          The liability-classified embedded derivatives included in the consolidated financial statements for the years ended December 31, 2007, 2008 and 2009 is analyzed as followings:

	RMB’000	US$’000
Balance at December 31, 2006	82,698	12,122
Foreign currency realignment	(3,318)	(487)
Gain on remeasurement included in earnings	18,865	2,765
*Reclassification	(89,531)	(13,123)

Balance at December 31, 2007	8,714	1,277
Foreign currency realignment	(468)	(69)
Gain on remeasurement included in earnings	(5,296)	(776)

Balance at December 31, 2008	2,950	432
Foreign currency realignment	3	—
Gain on remeasurement included in earnings	(2,953)	(432)

Balance at December 31, 2009	—	—

*	Due to the expiration of the early redemption premium put in October 2007, the Company reassessed the classification of the embedded conversion option of the 4.5% Notes and concluded that the fair value of the embedded conversion option as of the date of expiration of the early redemption premium put option, which amounted to approximately RMB89,531,000, was reclassified to additional paid-in capital.
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

          Costs associated with the issuance of the 4.5% Notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

2008
RMB’000
Amount attributed to June Agent Warrants (Note (i))	10,529
Other cash costs	14,385

Total deferred debt issuance costs on initial recognition	24,914
Foreign currency realignment	(510)
Accumulated amortization (Note (ii))	(24,404)

Net value at end of year	—

          Notes –
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
          For accounting purpose, during the 4.5% Notes restructuring, the 4.5% Notes are considered extinguished. Loss from the extinguishment of 4.5% Notes included in the consolidated financial statements for the years ended December 31, 2009 is analyzed as followings:

	RMB’000	US$’000
Fair value of 4.5% Notes extinguished
Fair value of 4.5% Notes as of November 3, 2009	177,486	26,002
Interest accrued in year 2009	2,626	385

Total fair value of 4.5% Notes extinguished	180,112	26,387
Less:
Fair value of 0% Restated Notes issued (Note 15 (c))
Fair value of straight bonds	(161,405)	(23,646)
Fair value of embedded derivatives on November 3, 2009	(34,462)	(5,049)
Fair value of common shares issued (Note 18)	(33,422)	(4,896)

Loss on extinguishment of 4.5% Notes	(49,177)	(7,204)

               (b) QXMC 4.0% unsecured senior convertible notes
          On May 15, 2008, QXMC issued to the same investors of the 4.5% Notes US$70,000,000 aggregate principal amount of 4.0% unsecured senior convertible notes (the “QXMC 4.0% Notes”) that came with warrants to purchase 1,648,721 ordinary shares of QXMC (the “QXMC Investor Warrants”). The consideration paid on May 15, 2008 by the investors for the QXMC 4.0% Notes comprised a combination of 6,966,666 ordinary shares of QXMC that were owned by the investors, valued at approximately US$48,349,000 based on the closing market price of the QXMC’s ordinary shares on May 14, 2008, and cash of US$21,651,000. All ordinary shares of QXMC submitted by the investors in exchange for the QXMC 4.0% Notes were cancelled. In addition, QXMC also issued warrants to its placement agent to purchase up to 942,127 ordinary shares of QXMC at terms identical to the QXMC Investor Warrants (the “QXMC Agent Warrants” and collectively with the QXMC Investor Warrants, the “QXMC Warrants”).
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
          The notes included on the consolidated balance sheets are analyzed as follows:

	2008	2009
	RMB’000	RMB’000	US$’000
Gross proceeds from QXMC 4.0% Notes	489,601	489,601	71,727
Discount on notes:
- Equity-classified October QXMC Investor Warrants (Note (i))	(36,062)	(36,062)	(5,283)
- Liability-classified embedded derivatives (Note (ii))	(304,037)	(304,037)	(44,542)

Value of debt component at date of issue	149,502	149,502	21,902
Foreign currency realignment	7,484	6,612	969
Accretion of discount (Note (iii))	70,512	207,611	30,415
Partial conversion of Notes into ordinary shares	(21,287)	(131,047)	(19,198)
Purchase of Notes	—	(120,516)	(17,656)

Value of debt component at end of year	206,211	112,162	16,432

          Notes:
          (i) The terms and features of the Investor Warrants were evaluated to determined whether they were to be classified as equity or liability and the Company concluded that all indicators for equity classification were present.
          The gross proceeds from the issuance of the Notes were allocated to the Investors Warrants and the Notes on a relative fair value basis. The fair value of the Investors Warrants applied for the purposes of the aforementioned allocation was estimated using a multi-period binomial option pricing model on the grant date of the warrants and amounted to approximately RMB59,415,000. As a result of the allocation, approximately RMB36,062,000 of the gross proceeds from the issuance of the Notes was allocated to the value of the Investor Warrants, which was recorded as a discount to the face value of the Notes and credited to additional paid-in capital.
          (ii) The Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the Notes into ordinary shares of the Company by the note holders, a put option conditional upon certain events of default and a put option conditional upon a change of control. The embedded derivatives were removed from the debt host and accounted for separately as derivative instruments. The embedded derivatives were determined to be classified as liabilities on the balance sheet. Subsequent to initial recognition, the liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the consolidated statement of operations. The valuation of the embedded derivatives at each period-end is derived from various valuation methods which uses significant unobservable inputs (Level 3), including Monte Carlo Simulation and Backward Dynamic Programming.

          The liability-classified embedded derivatives included on the consolidated balance sheet as of December 31, 2009 and 2008 is analyzed as followings:

	RMB’000	US$’000
Value on initial recognition	304,037	44,542
Foreign currency realignment	(6,551)	(960)
Gain on remeasurement included in earnings	(144,939)	(21,234)
Settled on conversion of Notes	(28,417)	(4,163)

Balance at December 31, 2008	124,130	18,185
Foreign currency realignment	87	13
Loss on remeasurement included in earnings	14,808	2,169
Settled on conversion of Notes	(59,158)	(8,667)
Settled on Purchase of Notes	(39,889)	(5,844)

Balance at December 31, 2009	39,978	5,856

          Loss on remeasurement included in earnings attributable to the change in unrealized loss of liabilities still outstanding at end of year 2009 was RMB1,129,000 (US$165,000). Gain on remeasurement included in earnings attributable to the change in unrealized gain of liabilities still outstanding at end of year 2008 was RMB138,206,000.
          (iii) The discount arising from the Investors Warrants and the embedded derivatives is accreted to interest expense to the first put date of the notes using the effective interest method.
          The carrying amount and the estimated fair value of the QXMC 4.0% Notes at December 31, 2009 were Rmb112,162,000 (US$16,432,000) (2008: RMB206,211,000) and RMB106,281,000 (US$15,562,000) (2008: RMB357,621,000), respectively.
          Costs associated with the issuance of the notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	2008	2009
	RMB’000	RMB’000	US$’000
Amount attributed to Agent Warrants (Note (i))	31,451	31,451	4,608
Other cash costs	20,887	20,887	3,060

Total deferred debt issuance costs on initial recognition	52,338	52,338	7,668
Foreign currency realignment	(1,198)	(1,180)	(173)
Accumulated amortization (Note (ii))	(10,851)	(31,866)	(4,668)
Written-off on conversion of QXMC 4% Notes	(5,600)	(5,600)	(820)
Purchase of Notes	—	(13,692)	(2,007)

Net value at end of year	34,689	—	—

          (i) The fair value of the QXMC Agent Warrants on the grant date, which was estimated using a multi-period binomial option pricing model, amounted to approximately RMB33,951,000. Of this amount, RMB31,451,000 was debited to deferred debt issuance costs as cost associated with the issuance of the notes, while the balance of RMB2,500,000 was debited to additional paid-in capital as cost associated with the issuance of the QXMC Investor Warrants.
          (ii) The deferred debt issuance costs are amortized to expense to the first put date of the notes using the effective interest method.

          In 2008, the holders of the notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXMC at a conversion price of US$5.49 per share. In 2009, the holders of the notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXMC at a conversion price of US$4.05 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a gain of RMB46,351,000 (US$6,790,000) and RMB10,634,000 for the year ended December 31, 2009 and 2008 respectively, computed as follows:

	2008	2009
	RMB’000	RMB’000	US$’000
Fair value of ordinary shares issued	55,054	126,650	18,555
(Less) add: Carrying amount of:
- Notes	(21,287)	(109,760)	(16,080)
- Accrued interest	(316)	(4,028)	(590)
- Embedded derivatives	(28,417)	(59,158)	(8,667)
- Deferred debt issuance costs	5,600	—	—
- Foreign currency realignment	—	(55)	(8)

Loss (gain) on extinguishment of convertible debts	10,634	(46,351)	(6,790)

          On March 31, 2009, the Company purchased from three noteholders (DKR SoundShore Oasis Holding Fund Ltd, CEDAR DKR Holding Fund Ltd and Chestnut Fund Ltd) US$30,000,000 of the outstanding QXMC 4.0% Notes for an aggregate purchase price of US$24,000,000. On November 15, 2009, the Company redeemed US$30,000,000 of the principal amount of the QXMC 4.0% Notes.
          The carrying value of the QXMC 4.0% Notes purchased by the Company was estimated to be approximately RMB146,713,000 (US$21,494,000) on March 31, 2009. The transaction resulted in a loss on the extinguishment of the US$30,000,000 QXMC 4.0% Notes of RMB15,146,000 (US$2,219,000) for the group, being the difference between the purchase price and the carrying value of the debt, the accrued interest, the embedded derivatives and the unamortized deferred debt issuance costs relating to the QXMC 4.0% Notes, computed as follows:

	RMB’000	US$’000
Aggregate purchase price	163,822	24,000
Less: Carrying amount of:
- Notes	(120,516)	(17,656)
- Accrued interest	(1,963)	(288)
- Embedded derivatives	(39,889)	(5,844)
- Deferred debt issuance costs	13,692	2,007

Loss on extinguishment of convertible debts	15,146	2,219

          (c) 0% unsecured restated senior convertible notes
          On November 3, 2009, the Company signed AMENDMENT AND EXCHANGE AGREEMENT with two institutional investors of the 4.5% Notes and issued US$24 million aggregate principle amount of 0% unsecured restated senior convertible notes (the “0% Restated Notes”) to these two institutional investors in exchange of the 4.5% Notes. The Company is obligated to repay the principal of the 0% Restated Notes in eight installments prior to the July 3, 2010 maturity date in the form of, at the Company’s option, cash or common stock. In addition, in connection with the restricting, the Company has issued 2,400,000 shares of common stock of the Company to these two institutional investors. The institutional investors have also waived the interest accrued on the 4.5% Notes over the first four months of 2009 as part of the restructuring.
          The material terms and conditions of the 0% Restated Notes are summarized as follows:
•	the notes is noninterest bearing;

•	the notes mature on July 3, 2010, with monthly installment at amount of the lesser of US$ 3 million or the remaining principal. The installment payment starts on November 18, 2009 and continues first day of each month thereafter to maturity. For each installment payments, the Company can elect to pay in common shares or cash;

•	the notes are convertible, at the investor’s option, into common stock of the Company at an initial conversion price of US$2.00 per share. The conversion price for the Company’s common stock is subject to reset when the Company issues new shares below conversion price, then the conversion price will be reduced to an amount equal to the new issuance price. As of December 31, 2009, there was no conversion price reset.

•	If the Company elects to pay in common shares of the Company, it will be based on the Company conversion price which is the lesser of (i) the then applicable conversion price (calculated and adjusted as set forth above) and (ii) that price which is 91% of the arithmetic average of the volume weighted average price (“VWAP”) of the Company’s common stock on each of the five consecutive trading day period;

•	the notes will not be convertible to the extent that after giving effect to such conversion, the investors (together with their affiliates) would beneficially own in excess of 9.99% of the Company’s common stock outstanding immediately after giving effect to the conversion; and

•	the holders of the notes have the right to require the Company to redeem the notes in an amount equal to the sum of the outstanding principal of the notes upon an acquisition made by the Company that is greater than 20% of the value of the Company. In the event of default or there is a change of control of the Company, the holders of the notes have the right to require the Company to redeem the noted in an amount equal to 125% of the sum of the outstanding principal of the notes.

          The 0% Restated Notes included on the consolidated balance sheets are analyzed as follows:

	2009
	RMB’000	US$’000
Par value of 0% Restated Notes	163,834	24,002

Discount on notes:	(2,429)	(356)

Value of debt component at date of issue	161,405	23,646
Foreign currency realignment	(9)	(1)
Extinguishment of notes	(40,959)	(6,001)
Accretion of discount (Note (iii))	1,117	164

Value of debt component at end of year	121,554	17,808

          Notes –
          (i) The Company concluded that for accounting purpose, during the convertible notes exchange transaction, the 4.5% Notes should be considered extinguished, and the 0% Restated Notes should be initially recorded at fair value.
          According to a valuation report issued by a third party consultant, the fair value of the straight bonds within the 0% Restated Notes amounted to approximately RMB163,834,000. The straight bond component of the 0% Restated Notes was estimated with a standard discounted cash flow approach, but with the cash flows adjusted for the credit risk. The credit risk was derived by using a Merton’s option price model using information extracted from the Company’s capital structure and stock prices.
          (ii) The 0% Restated Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the notes by the note holders, a put option conditional upon a change of control and a put option conditional upon certain events of default combining with the options to change interest rate and extend maturity. The conversion option was bifurcated from the host debt instrument and separately accounted for as a derivative and subsequently marked to market through earnings. The put option conditional upon a change of control and the put option conditional upon certain events of default were determined to be classified as liabilities on the balance sheet on the date of initial recognition also. The value of the embedded compound derivatives, which amounted to approximately RMB34,462,000 on the date of initial recognition, has been included in the calculation of the loss on the extinguishment of the 4.5% Notes (Note 15 (a)). Subsequent to initial recognition, the liability-classified embedded derivatives are marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the consolidated statements of operations. The valuation of the embedded derivatives at each period-end is derived from various valuation methods which uses significant unobservable inputs (Level 3), including Monte Carlo Simulation and Backward Dynamic Programming.

          The liability-classified embedded derivatives included in the consolidated financial statements for the year ended December 31, 2009 is analyzed as followings:

	RMB’000	US$’000
Value on initial recognition	34,462	5,049
Gain on remeasurement included in earnings	(3,637)	(533)
Foreign currency realignment	3	—
Extinguishment of notes	(7,710)	(1,130)

Balance at December 31, 2009	23,118	3,386

          Gain on remeasurement included in earnings attributable to the change in unrealized loss of liabilities still outstanding at end of year 2009 was RMB2,724,000 (US$399,000).
          (iii) The discount is accreted to interest expense to the first put date of the 0% Restated Notes using the effective interest method.
          The carrying amount and the estimated fair value of the 0% Restated Notes at December 31, 2009 were Rmb121,554,000 (US$17,808,000) and RMB121,685,000 (US$17,827,000), respectively.
          On November 18, 2009, the holders of the notes exercised the option to convert US$3,000,000 of the principal amount of the notes into 1,624,256 ordinary shares of the Company at a conversion price of US$2.09 per share. On December 1, 2009, the holders of the notes exercised the option to convert US$3,000,000 of the principal amount of the notes into 1,694,915 ordinary shares of the Company at a conversion price of US$1.97 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a gain of RMB2,711,000 (US$398,000) for the year ended December 31, 2009.

	2009
	RMB’000	US$’000
Fair value of ordinary shares issued	45,967	6,734
(Less) add: Carrying amount of:
- Notes	(40,968)	(6,002)
- Accrued interest	—	—
- Embedded derivatives	(7,710)	(1,130)
- Deferred debt issuance costs	—	—

Gain on extinguishment of convertible debts	(2,711)	(398)

16.	ASSETS RETIREMENT OBLIGATION
          According to the relevant rules and regulations applicable in the PRC, the Company accrues an asset retirement obligation related to sewage based on the tonnes of ore produced and for land restoration obligation based on the underground hectares of area that have been mined as operating costs. As the accrued liabilities are paid to relevant government agencies, the recorded amount of the liability is reduced.
          The assets retirement obligation included in the consolidated financial statements for the year ended December 31, 2009 is analyzed as followings:

	RMB’000	US$’000
Accrued liabilities payable for sewage	3,688	540
Accrued liabilities payable for land restoration	325	48

Balance at December 31, 2009	4,013	588

17.	SHAREHOLDERS’ LOANS
          These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2011. For financial reporting purposes for the year ended December 31, 2009, interest expense of approximately RMB437,000 (US$64,000) (2008: RMB437,000; 2007: RMB487,000) was imputed based on the cost of borrowings of approximately 6.5% (2008: 6.5%; 2007: 6.5%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.
18.	COMMON STOCK TRANSACTIONS
          The Company issued common stock during the years ended December 31, 2007, 2008 and 2009 as follows:

		Weighted
	Number of	average issue
	shares	price
		US$
Balance of December 31, 2006	29,605,003
Issuance of shares to private investors	1,300,000	11.80
Issuance of shares to warrant holders (Note 19(c))	43,833	4.54

Balance of December 31, 2007	30,948,836

Balance of December 31, 2008	30,948,836
Issuance of shares for the acquisition of CJLC (Note 3 (c))	40,000,000	1.73
Issuance of shares to consultants for the acquisition (Note 3 (c))	2,200,000	1.73
Issuance of shares for the CB exchange (Note 15(a))	2,400,000	2.04
Issuance of shares on conversion of CB (Note 15(c))	3,319,171	2.03
Issuance of shares on warrants exercise (Note 19)	3,459,986	1.78

Balance of December 31, 2009	82,327,993

          As of December 31, 2008, the authorized shares of the Company were 50,000,000 shares, outstanding and fully paid shares were 30,948,836 shares. On January 9, 2009, in order to facilitate the acquisition of China Luxuriance Jade Company, Ltd, the Company increased its authorized shares to 200,000,000 shares.

19.	STOCK OPTIONS AND WARRANTS
          (a) Stock purchase options of a subsidiary
          Pursuant to a shareholders’ resolution passed on March 19, 2007, the Company’s subsidiary, QXMC, adopted an equity incentive plan (the “QXMC 2007 Stock Plan”) under which QXMC may grant incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares and other stock-based awards to certain of its qualifying directors, employees and consultants.
          The stock option activities of QXMC during the year ended December 31, 2009, 2008 and 2007 were as follows:

		Weighted	Weighted
		average	average
	Shares	exercise	remaining	Aggregate
	Underlying	price	contractual	intrinsic
	Options	per share	term	Value
		US$		US$’000
Balance as of January 1, 2007	—	—
Granted on March 19, 2007:
- To a director and employees (Note (i))	2,716,520	7.50		—
- To a consultant (Note (ii))	1,200,000	18.00		—

Balance as of December 31, 2007	3,916,520	10.72
Exercised	(565,000)	7.5		—
Forfeited	(140,000)	7.5		—

Balance as of December 31, 2008	3,211,520	11.42		—
Expired	(266,720)	7.5
Cancelled	(1,744,800)	7.5

Balance as of December 31, 2009	1,200,000	18	1.2 years	—

Exercisable as of December 31, 2009	1,200,000	18	1.2 years	—

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
          The estimated fair value of QXMC’s underlying shares on the date of grant was determined by management considering the valuation performed by an unrelated independent valuation firm. Because the Company did not have a trading history at the time the options were issued, the weighted average expected volatility of 47.50% was estimated based on the average volatility of several comparable listed companies in the telecommunication equipment sector. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. dollar China International Government Bonds in effect at the time of grant. The expected dividend yield was based on historical dividends. The expected term was estimated based on the average vesting and contractual terms as the Company does not have sufficient data on which to estimate the expected future exercises of the option granted. Changes in these subjective input assumptions could materially affect the fair value estimates.
          Compensation expense is recognized based on the grant date fair value over the period that the employees are required to provide services in exchange for the award. The amount of share-based compensation expense recognized for the options was approximately US$5,119,000, US$2,111,000 and US$1,767,000 (RMB12,070,000) during the years ended December 31, 2007, 2008 and 2009, respectively. Of the expense recognized in 2007, 1% was charged to selling and distribution expenses, 94% to general and administrative expenses and 5% to research and development expenses. Of the expense recognized in 2008, 2% was charged to selling and distribution expenses, 83% to general and administrative expenses and 15% to research and development expenses. Of the expense recognized in 2009, 1% was charged to selling and distribution expenses, 85% to general and administrative expenses and 14% to research and development expenses.
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
          (iii) In December 2009, the QXMC granted 1,955,057 restricted shares to a director and various employees and concurrently cancelled 1,744,800 of employee share options that were outstanding under the QXMC 2007 Stock Plan. Of the 1,955,057 restricted shares that were granted, 960,884 shares vested immediately while the balance of 994,173 shares vest on various dates ending April 1, 2012. The grant of restricted shares and cancellation of outstanding share options resulted in a modification charge of approximately US$6,360,000, which is being recognized over the vesting periods of the restricted shares. The modification charge recognized in 2009 amounted to US$3,348,000 (RMB22,851,000), of which 1% was charged to selling and distribution expenses, 91% to general and administrative expenses and 8% to research and development expenses.

          The following table summarizes the activities for the QXMC’s unvested restricted shares for the year ended December 31, 2009:

		Weighted
		average
		grant date
	Number of	fair
	shares	value
		US$
Balance as of January 1, 2009	—	—
Granted	1,955,057	4.60
Vested	(960,884)	4.60

Balance as of December 31, 2009	994,173	4.60

Expected to vest after December 31, 2009	994,173	4.60

          The fair value of restricted shares granted is determined based on the closing trading price of the Company’s shares on the grant date.
               (b) Stock purchase warrants of the Company
          The warrant activities of the Company during the years ended December 31, 2007, 2008 and 2009 were as follows:

		Weighted
		average
	Number of stock	exercise
	warrants	price
		US$
Outstanding as of December 31, 2006	2,158,134	11.385
Issued:
- To share investors and placement agents (Note (i))	473,814	13.000
- To 5.5% Notes investors and placement agent	736,016	10.190
Repricing adjustment (Note (ii))	1,555,191	—
Exercised (Note (iii))	(56,877)	7.983

Outstanding as of December 31, 2007	4,866,278	7.763
Repricing adjustment (Note (iv))	333,793	—

Outstanding as of December 31, 2008	5,200,071	7.265
Repricing adjustment (Note (v))	12,800,930
Exercised	(3,459,979)

Outstanding as of December 31, 2009	14,541,022	2.174

Exercisable as of December 31, 2009	14,541,022	2.174

Exercisable as of December 31, 2008	5,200,071	7.265

          Notes —
          (i) The fair value of the 473,814 warrants, which amounted to approximately RMB8,183,000 as computed using a multi-period binomial option pricing model on the grant date, was debited to additional paid-in capital as stock issuance costs during the year ended December 31, 2007.
          (ii) Due to the issuance of the 5.5% Notes, the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2007.
          (iii) Includes the cashless exercise of 30,000 warrants with an exercise price of US$8.50 per share. An aggregate of 16,956 shares of common stock were issued at no consideration to the warrant holder as settlement of the difference between the then quoted market price of the Company’s stock of US$19.55 per share and the warrant exercise price of US$8.50 per share.
          (iv) Due to the price resetting of the 5.5% Notes, the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2008.
          (v) Due to the acquisition of CJLC (note 3(c)) and the conversion of the 0% Restated Notes (note 15 (c)), the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2009.
          The following table summarizes information about the warrants described above that are outstanding and exercisable at December 31, 2009:

			Weighted-average
			remaining
	Exercise price	Number of	contractual life
Warrants	(US$)	outstanding warrants	(years)
2006 Oct Placement Warrants	1.77	4,847,450	0.83
2006 Oct CB Warrants	1.77	4,406,783	1.83
2007 Aug CB Warrants	1.77	4,237,290	2.63
2006 Feb Placement Warrants	6.301	20,835	0.15
2006 Feb Montauk Warrants	6.864	42,020	0.05
2006 Jan Placement Warrants	6.684	473,462	0.05
2005 Apr Placement Warrants	7.925	46,646	0.28
2005 Feb Placement Warrants	7.925	466,536	0.13

		14,541,022	1.61

          Effective January 1, 2009, the Company adopted the guidance provided in FASB ASC 815-40-15-5 through 815-40-15-8 (formerly EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”). ASC 815-40-15-5 through 815-40-15-8 applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, as defined in ASC paragraph 815-10-15-83 (formerly SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,”) and to any freestanding financial instruments that are potentially settled in an entity’s own common stock.
          As a result of adopting ASC 815-40-15 through 815-40-15-8, the following warrants outstanding at January 1, 2009 previously treated as equity pursuant to the scope exception in ASC 815-10-15-74 (formerly paragraph 11(a) of SFAS No. 133) were no longer afforded equity treatment. As such, as of January 1, 2009, the Company reclassified the fair value of these 5,200,071 warrants from equity to liability as if these warrants had been treated as a derivative liability since their date of issue. On January 1, 2009, the Company recognized a cumulative-effect adjustment of RMB165,532,000, whereby RMB70,443,000 was reclassified from beginning retained earnings and RMB95,089,000 from additional paid-in capital, to recognize the fair value of the following warrants as warrant liability on such date.

          The following table summarizes the warrants that are outstanding and exercisable as of December 31, 2008 that were reclassified from equity to liability:

			Weighted-average
			remaining
	Exercise price	Number of	contractual life
Warrants	(US$)	outstanding warrants	(years)
2006 Oct Placement Warrants	5.56	1,543,165	1.83
2006 Oct CB Warrants	5.56	1,402,879	2.83
2007 Aug CB Warrants	10.19	736,016	3.63
2007 Nov SPA Warrants	13.00	473,814	2.84
2006 Feb Placement Warrants	6.333	20,730	1.15
2006 Feb Montauk Warrants	6.899	41,808	1.05
2006 Jan Placement Warrants	6.899	471,070	1.05
2005 Apr Placement Warrants	7.966	46,410	1.28
2005 Feb Placement Warrants	7.966	464,179	1.13

		5,200,071	2.30

          The above warrants are not considered indexed to the Company’s own stock and have been recorded at their fair value as derivative liabilities. In addition, they do not qualify for hedge accounting, and as such, all changes in the fair value of these warrants have been recognized as other income or expenses. These warrants will continue to be reported as liability until such time as they are exercised or expire.
          The Company estimates the fair value of the above warrants using Black-Scholes Model and binomial option pricing model as of the issuance date and Monte Carlo simulations since January 1, 2009 based on the following assumptions (Level 2):

	Exercise	Remaining	Dividend	Expected	Risk-free	Estimated fair
	price	contractual	yield	volatility	interest	value
Warrants	(US$)	life (years)	(%)	(%)	rate (%)	(US$/warrant)
2006 Oct Placement Warrants
Oct 31, 2006 (date of issuance)	14.30	4.00	—	67.52%	4.62%	7.302
January 1, 2009	5.560	1.83	0.0%	82.51%	0.80%	3.738
December 31, 2009	1.770	0.83	0.0%	80.50%	0.38%	0.901
2006 Oct CB Warrants
Oct 31, 2006 (date of issuance)	14.30	5.00	—	67.52%	4.62%	8.011
January 1, 2009	5.560	2.83	0.0%	77.50%	1.10%	4.650
December 31, 2009	1.770	1.83	0.0%	88.11%	1.03%	1.536
2007 Aug CB Warrants
Aug 14, 2007 (date of issuance)	10.19	5.00	—	62.07%	4.00%	5.72
January 1, 2009	10.190	3.62	0.0%	73.20%	1.32%	9.048
December 31, 2009	1.770	2.63	0.0%	83.49%	1.49%	1.738
2007 Nov SPA Warrants
Aug 14, 2007 (date of issuance)	13.00	4.0	—	62.07%	4.00%	2.696
January 1, 2009	13.000	2.83	0.0%	77.46%	1.10%	10.945
Nov 20, 2009 (date of exercise)	1.847	1.95	0.0%	87.29%	0.73%	1.548
Dec 28, 2009 (date of exercise)	1.770	1.85	0.0%	87.94%	0.99%	1.555
2006 Feb Placement Warrants
Feb 22, 2006 (date of issuance)	7.00	4.0	—	49.57%	4.67%	2.42
January 1, 2009	6.633	1.14	0.0%	90.55%	0.47%	0.154
December 31, 2009	6.301	0.15	0.0%	52.54%	0.05%	0.000
2006 Feb Montauk Warrants
Feb 3, 2006 (date of issuance)	8.125	3.95	—	56.36%	4.52%	3.038
January 1, 2009	6.899	1.04	0.0%	92.25%	0.42%	0.118
December 31, 2009	6.864	0.05	0.0%	46.79%	0.02%	0.000
2006 Jan Placement Warrants
Jan 17, 2006 (date of issuance)	8.125	4.0	—	47.17%	4.30%	2.27
January 1, 2009	6.899	1.04	0.0%	92.25%	0.42%	0.118
December 31, 2009	6.864	0.05	0.0%	46.79%	0.02%	0.000
2005 Apr Placement Warrants
Apr 12, 2005 (date of issuance)	9.86	5.0	—	62.74%	3.95%	1.537
January 1, 2009	7.966	1.28	0.0%	87.76%	0.53%	0.112
December 31, 2009	7.925	0.28	0.0%	49.82%	0.08%	0.000
2005 Feb Placement Warrants
Feb 16, 2005 (date of issuance)	9.86	5.0	—	67.49%	3.67%	2.677
January 1, 2009	7.966	1.13	0.0%	90.18%	0.46%	0.096
December 31, 2009	7.925	0.13	0.0%	54.70%	0.05%	0.000
          The risk-free interest rate reflects the interest rate for U.S. Treasury Note with similar time-to-maturity to those of the warrants.
          On November 20 and December 28, 2009, the 2007 Nov SPA Warrants were fully exercised by warrants holders. Accordingly, the Company reclassified the 2007 Nov SPA warrants at their aggregate fair values of US$712,054 and US$4,664,994 as of November 20, 2009 and December 28, 2009 to equity.

          The warrant liabilities included in the consolidated financial statements for the year ended December 31, 2009 is analyzed as follows:

	Net value as
	of January 1,	(Gain)/loss on
Warrants	2009	remeasurement	Exercised	Net value at December 31, 2009
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
2006 Oct Placement Warrants	39,374	(9,562)	—	29,812	4,368
2006 Oct CB Warrants	44,528	1,675	—	46,203	6,769
2007 Aug CB Warrants	45,457	4,812	—	50,269	7,364
2007 Nov SPA Warrants	35,398	1,305	(36,703)	—	—
2006 Feb Placement Warrants	22	(22)	—	—	—
2006 Feb Montauk Warrants	34	(34)	—	—	—
2006 Jan Placement Warrants	380	(380)	—	—	—
2005 Apr Placement Warrants	35	(35)	—	—	—
2005 Feb Placement Warrants	304	(304)	—	—	—

	165,532	2,545	(36,703)	126,284	18,501

          (c) Stock purchase warrants of a subsidiary
          On May 15, 2008, one subsidiary of the company, QXMC, issued to two investors of QXMC 4.0% Notes (Note 15(b)). In connection with the issuance of the QXMC 4.0% Notes, QXMC issued warrants to purchase 1,648,721 ordinary shares of QXMC to these two investors. In addition, QXMC also issued warrants to its placement agent to purchase up to 942,127 ordinary shares of QXMC at terms identical to the QXMC investor warrants. Information about these warrants outstanding as of December 31, 2009 is as follows:

		Weighted	Weighted
		average	average
		exercise	remaining
	Number of	price	contractual
	warrants	per share	term
		US$
Investor Warrants	1,648,721	8.91	3.4	years
Agent Warrants	942,127	8.91	3.4	years

Total	2,590,848	8.91	3.4	years

Exercisable as of December 31, 2009	2,590,848	8.91	3.4	years

          The fair value of the QXMC Warrants on the date of grant was US$5.15 per warrant, which was estimated by management using a multi-period binomial option pricing model based on the following assumptions:

Stock price of underlying ordinary share on grant date	US$	7.45
Risk-free interest rate		4.3%
Expected dividend yield		0%
Expected term		5	years
Expected stock price volatility		65.38%
          Effective January 1, 2009, QXMC adopted the guidance provided in FASB ASC 815-40-15-5 through 815-40-15-8. ASC 815-40-15-5 through 815-40-15-8 applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, as defined in ASC paragraph 815-10-15-83 and to any freestanding financial instruments that are potentially settled in an entity’s own common stock.
          As a result of adopting ASC 815-40-15 through 815-40-15-8, the Investors Warrants and the Agent Warrants of QXMC outstanding at January 1, 2009, which were previously treated as equity pursuant to the scope exception in ASC 815-10-15-74, were no longer afforded equity treatment. As such, as of January 1, 2009, QXMC reclassified the fair value of the Warrants from equity to liability as if the Warrants had been treated as a derivative liability since their date of issue. On January 1, 2009, QXMC recognized a cumulative-effect adjustment of RMB15,414,000, whereby RMB53,158,000 was reclassified to beginning retained earnings, RMB1,440,000 to foreign currency translation adjustments, and RMB70,012,000 from additional paid-in capital, to recognize the fair value of the Warrants as warrant liability on such date.

          The warrant liability included on the consolidated balance sheet as of December 31, 2009 is analyzed as follows:

	December 31, 2009
	RMB’000	US$’000
Recognized on January 1, 2009	15,414	2,258
Foreign currency realignment	4	1
Loss on remeasurement	7,219	1,057

Net value at end of year	22,637	3,316

Loss on remeasurement for the period included in earnings attributable to the change in unrealized gain of liabilities still outstanding at end of year	7,219	1,057

          Changes in the fair value of the warrant liability subsequent to January 1, 20009 are recognized in the consolidated statement of operations.
          The fair value of the QXMC Warrants as of January 1 2009 and December 31, 2009 was US$0.87 per warrant and US$1.28 per warrant, respectively, which was estimated by management using the Black-Scholes option pricing model based on the following assumptions (Level 2):

	January 1,			December
	2009			31, 2009
Stock price of underlying ordinary share on grant date	US$	2.54		US$	3.66
Risk-free interest rate		1.54%			1.88%
Expected dividend yield		0%			0%
Expected term		4.37	years		3.37	years
Expected stock price volatility		79.21%			80.55%

     20. INCOME TAXES
          The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company, QXMC and CLJC were incorporated under the International Business Companies Act of the BVI and, accordingly, are exempted from the payment of BVI income taxes. The Company’s branch office registered in Hong Kong is subject to Hong Kong income taxes at a rate of 16.5% (2008:17.5%).
          At present, substantially all of the Group’s income is generated in the PRC by Zhongtai and CECT. Zhongtai, being located in Chifeng, the PRC, is subject to PRC enterprise income taxes at a rate of 25%. CECT was regarded as a “Hi-tech” enterprise by the PRC government and was subject to PRC enterprise income taxes at a rate of 15% before January 1, 2008. CECT was exempted from PRC enterprise income tax for the period from May 22, 2000 to December 31, 2002, and was entitled to a 50% reduction in state income tax and full exemption in local income tax for the following three years.
          On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the PRC Enterprise Income Tax Law (the “New Tax Law”) which took effect on January 1, 2008. According to the New Tax Law, from January 1, 2008, domestic enterprises and foreign investment enterprises will be subject to a unified enterprise income tax rate of 25%.
          Under the New Tax Law, CECT, is subject to the enterprise income tax rate of 25% commencing from the year beginning January 1, 2008. The deferred tax assets and liabilities of CECT are measured using the enacted tax rate of 25% that is expected to apply in the years in which those temporary differences are expected to be recovered or settled.
          The new Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the New Tax Law, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. In addition, as Zhongtai and CECT will not be distributing their earnings for the year ended December 31, 2008 and 2009 to the Company, no deferred tax liability has been recognized for the undistributed earnings of Zhongtai and CECT through December 31, 2009.
     Provision of income tax from continuing operations in the consolidated statement of operations and comprehensive income consists of:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000	US$’000
PRC income tax on current year’s profit
- current	119,614	162,267	50,782	7,440
- deferred	(6,237)	(6,550)	(6,843)	(1,003)

Total income tax expense	113,377	155,717	43,939	6,437

          The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations and comprehensive income is as follows:

	2007	2008	2009
PRC statutory income tax rate	33.0%	25.0%	25.0%
Tax effect of preferential tax rates	(12.2%)	0.8%	—
Losses (gains) of BVI companies not subject to tax	(11.3%)	4.9%	(36.6%)
Non-deductible activities	0.8%	2.3%	(11.4%)
Deferred tax not recognized	—	—	(5.8%)
Effect of changes in expected future tax rates	—	—	1.1%

Effective income tax rate	10.3%	33%	(27.7%)

          Deferred income tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the consolidated balance sheets as of December 31, 2008 and 2009 were as follows:
          Deferred tax assets — current portion

	2008	2009
	RMB’000	RMB’000	US$’000
Allowance for doubtful accounts	1,033	3,233	474
Write-off of obsolete and slow-moving inventories	3,919	9,841	1,441
Provision for product warranties	754	481	70
Tax losses carried forward	1,288	—	—
Assets held for sale	—	2,831	415
Provision for maintenance & safe production	—	(444)	(65)

Deferred income tax assets	6,994	15,942	2,335

          Deferred tax liabilities — non-current portion

	2008	2009
	RMB’000	RMB’000	US$’000
Property, machinery and equipment	3,110	1,302	191
Land use rights	275	—	—
Proven and probable reserves and value beyond proven and probable reserves	—	(175,909)	(25,771)
Investment at cost	—	702	103
Other acquired intangible assets	(3,705)	(1,376)	(202)

Deferred income tax liabilities	(320)	(175,281)	(25,679)

          Taxation payable comprises:

	2008	2009
	RMB’000	RMB’000	US$’000
PRC enterprise income tax	39,548	12,965	1,900
PRC value-added tax	(1,339)	1,386	203
PRC other taxes	253	665	97

	38,462	15,016	2,200

          As of December 31, 2009, the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Group during the year ended December 31, 2009 and no provision for interest and penalties is deemed necessary as of December 31, 2009.
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
     21. DISTRIBUTION OF INCOME
          Substantially all of the Group’s income is contributed by Zhongtai and CECT, equity joint venture enterprises established in the PRC. Income of Zhongtai and CECT, as determined under PRC GAAP, is distributable to their joint venture partners after transfer to dedicated reserves, namely, the general reserve, the enterprise expansion fund and the staff welfare and bonus fund as required under the PRC Company Law and the articles of association of the respective company. Under the relevant regulations, Zhongtai and CECT are required to transfer at least 10% of their annual PRC GAAP income to the general reserve until such reserve reaches 50% of their registered capital. The accumulated balance of statutory reserve funds for both Zhongtai and CECT as of December 31, 2009 and 2008 was RMB 192,485 and RMB 183,555, respectively.

     22. EARNINGS (LOSS) PER COMMON SHARE
          The following is a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	2007	2008	2009
	RMB	RMB	RMB	US$
Net income (loss) from continuing operations	987,851,000	315,973,000	(202,600,000)	(29,681,000)
Less: Amount attributable to noncontrolling interest	(164,532,000)	(161,814,000)	82,486,000	12,084,000
Amount allocated to participating convertible notes	(145,293,000)	—	—	—

Net income (loss) from continuing operations attributable to common stockholders	678,026,000	154,159,000	(120,114,000)	(17,597,000)

Net income (loss) from discontinued operations	63,033,000	(290,953,000)	(139,782,000)	(20,478,000)
Amount allocated to participating convertible notes	(11,124,000)	—	—	—

Net income (loss) from discontinued operations attributable to common stockholders	51,909,000	(290,953,000)	(139,782,000)	(20,478,000)

Extraordinary items	28,689,000	—	—	—
Less: Amount attributable to noncontrolling interest	(11,093,000)	—	—	—

Amount allocated to participating convertible notes	(3,105,000)	—	—	—

Extraordinary items attributable to common stockholders	14,491,000	—	—	—

Net income (loss) attributable to common stockholders	744,426,000	(136,794,000)	(259,896,000)	(38,075,000)

Net income (loss) from continuing operations	678,026,000	154,159,000	(120,114,000)	(17,597,000)
Less: Amount attributable to convertible notes holders of QXMC	—	(45,528,000)	—	—

Diluted net income (loss) from continuing operations	678,026,000	108,631,000	(120,114,000)	(17,597,000)
Net income (loss) from discontinued operations	51,909,000	(290,953,000)	(139,782,000)	(20,478,000)
Extraordinary items attributable to common stockholders	14,491,000	—	—	—

Fully diluted net income (loss) after extraordinary items attributable to common stockholders	744,426,000	(182,322,000)	(259,896,000)	(38,075,000)

Weighted average common shares basic	29,836,000	30,949,000	62,837,000	62,837,000
Effect of dilutive stock options, warrants and convertible notes	364,000	—	—	—

Weighted average common shares diluted	30,200,000	30,949,000	62,837,000	62,837,000

Basic earnings (loss) per common share:
Continuing operations	22.73	4.98	(1.91)	(0.28)
Discontinued operations	1.73	(9.40)	(2.22)	(0.33)
Extraordinary items	0.49	—	—	—

Total	24.95	(4.42)	(4.13)	(0.61)

Diluted earnings(loss) per common share:
Continuing operations	22.45	3.51	(1.91)	(0.28)
Discontinued operations	1.72	(9.40)	(2.22)	(0.33)
Extraordinary items	0.48	—	—	—

Total	24.65	(5.89)	(4.13)	(0.61)

          All outstanding warrants of the Company and common stock equivalents had an anti-dilutive effect and accordingly, were excluded from the computation of diluted loss per share for the year ended December 31, 2009. For the year ended December 31, 2008, all outstanding warrants of the Company and common stock equivalents, except for the convertible notes issued by QXMC in May 2008, had an anti-dilutive effect and accordingly, were excluded from the computation of diluted loss per share. For the year ended December 31, 2007, except for certain outstanding warrants of the Company, all common stock equivalents had an anti-dilutive effect and accordingly, were excluded from the computation of diluted earnings per share.
     23. RETIREMENT PLAN
          Since December 1, 2000, the Group has arranged for its Hong Kong employees to join the Mandatory Provident Fund Scheme (the “MPF Scheme”), a defined contribution scheme managed by an independent trustee. Under the MPF Scheme, each company within the Group (employer) and their employees make monthly contributions to the scheme at 5.0% of the employees’ earnings as defined under the Mandatory Provident Fund legislation, subject to a maximum cap of HK$1,000 (RMB875) per month and additional contributions thereafter are voluntary.
          Presently, the Group’s employees in the PRC are mainly employed by Zhongtai and CECT. As stipulated by PRC regulations, Zhongtai and CECT maintained defined contribution retirement plans for all of their employees who are residents of the PRC. All retired employees are entitled to an annual pension equal to their basic annual salary upon retirement. Zhongtai and CECT contribute to a state sponsored retirement plan with amounts stipulated by the local government of the PRC and have no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees.
          For the year ended December 31, 2009, the aggregate employer’s contributions made by the Group amounted to approximately RMB3,165,000 (US$464,000) (2008: RMB2,980,000; 2007: RMB1,438,000).

     24. COMMITMENTS AND CONTINGENCIES
          (a) Capital commitments
          Capital commitments not provided for in the consolidated financial statements include the followings:

	2008	2009
	RMB’000	RMB’000	US$’000
Capital expenditures authorized and contracted for:
- Construction of mine properties	—	50,459	7,392
- Purchase of machinery and equipment	130	3,000	440

	130	53,459	7,832

          (b) Operating lease commitments
          The Group has operating lease agreements for office and factory premises, which extend through December 2011. As of December 31, 2009, the Group’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	RMB’000	US$’000
For the years ending December 31,
- 2010	6,448	944
- 2011	945	138

Total	7,393	1,082

          Lease expense of the Group for the year ended December 31, 2009 was approximately RMB6,090,000 (US$892,000) (2008: RMB6,485,000; 2007: RMB6,413,000).

     25. SUBSEQUENT EVENTS
          (a) On May 5, 2010, with the final payment of US$780,000 in cash, all of the outstanding 0% Restated Notes was redeemed or converted. The holders of the notes exercised the option to convert US$17,220,000 of the principal amount of the notes into 9,077,280 ordinary shares of the Company at an average conversion price of US$1.90 per share in 2010. The extinguishment of the convertible debts that arose from the conversion will result in a gain of RMB8,803,000 (US$1,290,000) for the year ended December 31, 2010.

	2010
	RMB’000	US$’000
Fair value of ordinary shares issued	130,545	19,125
Plus: Cash paid	5,324	780
(Less) add: Carrying amount of:
- Notes	(121,554)	(17,808)
- Embedded derivatives	(23,118)	(3,387)

- Gain on extinguishment of convertible debts	(8,803)	(1,290)

          (b) On January 14, 2010, the Company issued 688,153 ordinary shares to a warrants holder on the exercise of 688,153 shares of warrants, the exercise price of the warrants was US$1.77.
          (c) In April 2010, QXMC issued 331,391 ordinary shares to a director and various employees of the QXMC upon the vesting of restricted shares that were granted in 2009 under the QXMC 2007 Stock Plan.
          (d) In May 2010, CECT entered into an agreement to dispose of its 10% equity interest held in CEC Mobile Co., Ltd. to a third party for a total consideration of RMB5,000,000 (US$733,000). An impairment charge of RMB2,802,000 (US$411,000) was made during the year ended December 31, 2009 to write down the carrying value of the investment to the value of the expected sales proceeds.
          (e) On May 26, 2010, the Company’s subsidiary signed a letter of intent with Chifeng Xingu Mining Co., Ltd. (“Chifeng Xingu”), a non-affiliated third party, to acquire the 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan Mining” or the “Mining Company”). Xinyuan Mining owns a relatively large-scale lead-zinc mine in Balinzuo Banner, in the Inner Mongolia Autonomous Region of the People’s Republic of China (the “Xinyuan Lead-zinc Mine” or the “Mine”). Based on the preliminary due diligence and domestic geological exploration materials, Xinyuan Mining owns the mining license of the Xinyuan Lead-zinc Mine, covering 3.3233 square kilometers. The reserves of lead-zinc metal and copper metal, which are subject to verification, are estimated to be 825,000 tons and 109,000 tons, respectively, with average grade at 7.60% for lead-zinc and 1.01% for copper. The Mine has current production capacity for processing 500 tons of ores per day, and is now at the stage of trial operation. The Company will use its best efforts to complete the acquisition of the Mining Company during 2010.

     26. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
          (a) On April 6, 2009, the Company acquired a 100% equity interest in CLJC in a cash-and-stock transaction from Mr. Wu Rui Lin, the president of the Company (Note 3(c)). China Luxuriance was valued at approximately US$110 million. The Company paid US$30 million (RMB205,050,000) in cash and issued 40,000,000 shares of the Company’s common stock valued at US$2.00 per share to Mr. Wu Rui Lin. As of the acquisition date, the cash held in CLJC was RMB1,646,000. A net cash outflow at amount of RMB203,404,000 (US$29,799,000) was recorded on the acquisition of CJLC.
          (b) On November 3, 2009, the Company signed AMENDMENT AND EXCHANGE AGREEMENT with two institutional investors of the 4.5% Notes and issued US$24 million aggregate principle amount of 0% unsecured restated senior convertible notes to these two institutional investors in exchange of the 4.5% Notes (Note 15 (c)). In addition, in connection with the restructuring, the Company has issued 2,400,000 shares of common stock of the Company to these two institutional investors. The institutional investors have also waived the interest accrued on the 4.5% Notes over the first four months of 2009 as part of the restructuring.
          (c) On November 30, 2009, the Company sold QXCH to Dragon Fu Investment Limited (“DFIL”) for a total consideration of RMB75,000,000 (US$10,989,000) (Note 3(d)). The total consideration was paid before December 31, 2009. As of the disposal date, total amount of cash held by QXCH group was RMB135,180,000. A net cash outflow at amount of RMB60,180,000 (US$8,817,000) was recorded on the disposal of QXCH.
          (d) On November 18, 2009, the holders of the 0% Restated Notes exercised the option to convert US$3,000,000 of the principal amount of the notes into 1,624,256 ordinary shares of the Company at a conversion price of US$2.09 per share. On December 1, 2009, the holders of the notes exercised the option to convert US$3,000,000 of the principal amount of the notes into 1,694,915 ordinary shares of the Company at a conversion price of US$1.97 per share. (Note 15(c))
          (e) In 2009, the holders of the QXMC 4.0% Notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXMC at a conversion price of US$4.05 per share. (Note 15 (b))

     27. RELATED PARTY TRANSACTIONS
          Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	Major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder of CECT, QXCI and QXPL
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
          Summary of related party transactions is as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000	US$’000
Property management fee paid or payable to:
- QXGL	100	119	55	8
Sales to:
- QFST	95,514	133,611	63,616	9,315
          Other transactions with related parties are set out in Note 1, 3(c), 13 and 17 to the consolidated financial statements.
               Summary of related party balances is as follows:

	2008	2009
	RMB’000	RMB’000	US$’000
Due from:
- Exquisite Jewel Limited	5	5	1
- Wu Holdings Limited	20	20	3

	25	25	4

Due to:
- Mr. Rui Lin Wu	8,941	5,118	750

Accounts receivable from:
- QFST*	179,935	—	—

*	Accounts receivable from QFST was included in current assets of discontinued operations for the year ended December 31, 2008.
          Except for the balances owing to the Company’s shareholders as disclosed in Note 17, all other balances with related parties are unsecured, non-interest bearing and without pre-determined repayment terms.

     28. SEGMENT INFORMATION
          An operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.
          Prior to 2009, the Group operates in two principal business segments, consisting of mobile phones and indoor phones, and do not capture the total assets for each segment. In 2009, since the acquisition of CLJC and disposal of QXCH, in accordance with the Company’s internal financial reporting structure, the Company has determined that the business segments that constitute its primary reporting segments are mobile phones and mining. The Company has restated the presentation of its segments for prior periods to conform to the current presentation, and it will restate all comparable periods hereafter.
          As most of the Group’s customers are located in the PRC and the Group’s revenues are generated in the PRC, no geographical segment information is presented.
          The following tables present summary information by segment.

	Mobile			Consolidation
	Phones	Mining	Corporate	adjustment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2009
Revenues	1,632,912	193,887	—	—	1,826,799
Gross profits	251,449	100,552	—	(132)	351,869
Interest revenue	18,850	455	9,336	—	28,641
Interest expense	(326,512)	—	(4,149)	107,857	(222,804)
Income tax expenses	(13,667)	(32,306)	—	2,034	(43,939)
Profit (loss) for the year	(235,512)	64,207	(68,608)	(102,469)	(342,382)
Cash	3,129,070	579,268	1,165	—	3,709,503
Inventories	97,146	866	—	—	98,012
Property, machinery and equipment	23,183	146,679	97	526	170,485
Expenditures for long-lived assets	912	113,349	—	—	114,261

	Mobile			Consolidation
	Phones	Mining	Corporate	adjustment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2008
Revenues	2,153,873	—	—	—	2,153,873
Gross profits	866,909	—	—	(132)	866,777
Interest revenue	24,405	—	30,416	—	54,821
Interest expense	(165,506)	—	(146,204)	—	(311,710)
Income tax expenses	(157,359)	—	—	1,642	(155,717)
Profit (loss) for the year	448,930	—	(116,466)	(16,491)	315,973
Cash	2,907,147	—	1,196	—	2,908,343
Inventories	183,169	—	—	—	183,169
Property, machinery and equipment	166,028	—	132	1,206	167,366
Expenditures for long-lived assets	14,907	—	49	—	14,956

2007
Revenue	3,141,094	—	—	—	3,141,094
Gross profits	885,382	—	—	(132)	885,250
Interest revenue	16,373	—	12,068	—	28,441
Interest expense	(47,034)	—	(193,464)	—	(240,498)
Income tax expenses	(116,469)	—	—	3,092	(113,377)
Profit (loss) for the year	615,314	—	127,320	245,217	987,851
Expenditures for long-lived assets	1,944	—	645		2,589

*	For 2008 and 2009, indoor phones business was a separate segment. However, due to the disposal of QXCH group on November 30, 2009, indoor phones business was accounted for as a discontinued operation. Therefore, there is only mobile phones segment in 2008 and 2007.

               Major customers
          (a) Mobile phones segment
          Details of individual customers accounting for 10% or more of the Group’s sales of mobile phones are as follows:

	2007	2008	2009
Beijing U-life International Technology Co., Ltd.	—	53%	17%
Beijing Jiasheng Ruitong Electronics Co., Ltd	—	12%	18%
Beijing Beidou Communication & Equipment Co., Ltd.	11%	—	—
Shenzhen Laidi Technical Co., Ltd.	10%	—	16%
Shenzhen Siecom Communication Technology Development Co., Ltd.	10%	—	20%
Beijing Jiusheng Technology Co., Ltd.	—	—	15%
          (b) Mining segment
          Details of individual customers accounting for 10% or more of the Group’s sales of molybdenum concentrates are as follows:

	2007	2008	2009
Zhonggang LuLiao Co., Ltd	—	—	100%

     29. OTHER ADDITIONAL INFORMATION
          The following items were included in the consolidated statements of operations and comprehensive income (loss):

	2007	2008	2009
	RMB’000	RMB’000	RMB’000	US$’000
Interest expense:
- bank loans	43,314	70,452	50,368	7,379
- other bank borrowings	3,720	2,110	—	—
- convertible notes	15,405	25,772	13,185	1,932
- accretion of discounts on convertible notes (Note 15)	140,251	188,201	137,782	20,185
- amortization of deferred debt issuance costs (Note 15)	37,321	24,738	21,031	3,081
- shareholders’ loans (imputed interest) (Note 18)	487	437	438	64

Total interest expense	240,498	311,710	222,804	32,641

Advertising expenses	26,445	137,166	92,263	13,517

Shipping and handling costs	9,923	7,054	5,467	801

ITEM 19. EXHIBITS
(a) The following financial statements are being filed as part of this annual report on Form 20-F:
Reports of Independent Registered Public Accounting Firms
Consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009
Consolidated balance sheets at December 31, 2008 and 2009
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2007, 2008 and 2009
Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009
Notes to and forming part of the consolidated financial statements
(b) The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.3	Memorandum of Association of the Company, as amended on January 9, 2009*

Exhibit 1.4	Memorandum of Association of the Company, as amended on January 28, 2010

Exhibit 4.1	Securities Purchase Agreement dated as of August 17, 2007 covering the sale of US$25,000,000 of our 5.5% senior convertible notes and common stock purchase warrants**

Exhibit 4.2	Form of 5.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007**

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007**

Exhibit 4.4	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.***

Exhibit 4.5	Share Purchase Agreement By and Among the Company, China Luxuriance Jade Company, Ltd. and The China Luxuriance Jade Company, Ltd. Sole Shareholder dated March 24, 2009 — incorporated by reference to Exhibit 4.5 to our amended report on Form 20-F/A for fiscal year ended December 31, 2008.

Exhibit 4.6	Sale and Purchase Agreement By and Among the Company, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. dated March 31, 2009 — incorporated by reference to Exhibit 99.2 to the Report on Form 6-K dated April 6, 2009, SEC File No. 0-29946.

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics****

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 15.1	Consent of Grobstein, Horwath & Company LLP

Exhibit 15.2	Consent of Crowe Horwath LLP

*	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2008.

**	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on August 21, 2007, SEC File No. 000-29946.

***	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006.

****	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING UNIVERSAL RESOURCES, INC. (Registrant)
Date: July 15, 2010	By:	/s/ RUI LIN WU
Rui Lin Wu
Chairman

INDEX TO EXHIBITS
DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.3	Memorandum of Association of the Company, as amended on January 9, 2009*

Exhibit 1.4	Memorandum of Association of the Company, as amended on January 28, 2010

Exhibit 4.1	Securities Purchase Agreement dated as of August 17, 2007 covering the sale of US$25,000,000 of our 5.5% senior convertible notes and common stock purchase warrants**

Exhibit 4.2	Form of 5.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007**

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007**

Exhibit 4.4	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.***

Exhibit 4.5	Share Purchase Agreement By and Among the Company, China Luxuriance Jade Company, Ltd. and The China Luxuriance Jade Company, Ltd. Sole Shareholder dated March 24, 2009 — incorporated by reference to Exhibit 4.5 to our amended report on Form 20-F/A for the fiscal year ended December 31, 2008.

Exhibit 4.6	Sale and Purchase Agreement By and Among the Company, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. dated March 31, 2009 — incorporated by reference to Exhibit 99.2 to the Report on Form 6-K dated April 6, 2009, SEC File No. 0-29946.

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics****

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 15.1	Consent of Grobstein, Horwath & Company LLP

Exhibit 15.2	Consent of Crowe Horwath LLP

*	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2008.

**	- incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on August 21, 2007, SEC File No. 000-29946.

***	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006

****	- incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003