Form 20-F
period 2010-12-31
QIAO XING UNIVERSAL RESOURCES, INC
filed 2011-07-15
CIK 1051846

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Jiujiu Jiang, CFO

011-86-752-2820-268 (telephone)

jiangjiujiu@qiaoxing.com (email)

011-86-752-2820-298 (facsimile)

Qiao Xing Science Industrial Park

Tang Quan

Huizhou City, Guangdong,

People’s Republic of China 516023

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
US$0.001 Par Value Common Stock (“Common Stock”)	NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

95,802,363 Shares of Common Stock as of December 31, 2010

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

Not Applicable.

SPECIAL NOTE REGARDING

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 — the forward-looking statements involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believes,” “estimate,” “expect,” “intends,” “plans,” “potential,” “projects,” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this annual report. You should not place undue reliance on these forward-looking statements.

Forward-looking statements include all statements other than statements of historical facts, such as statements regarding anticipated mining production volumes, unit net costs of mining production, mining sales volumes, ore grades, molybdenum, lead, zinc and other commodity prices, mine development and capital expenditures, mine production and development plans, availability of power, water, labor and equipment, environmental reclamation and closure costs and plans, environmental liabilities and expenditures, litigation liabilities and expenses, dividend payments, estimates of proven and probable reserves and other mineralized material, political, economic and social conditions in the areas of the Company’s operations and exploration efforts and results. Readers are cautioned that forward-looking statements are not guarantees of future performance and actual results may differ materially from those projected, anticipated or assumed in the forward-looking statements. Important factors that could cause the Company’s actual results to differ materially from those anticipated in the forward-looking statements include the following:

•	Fluctuations in the market price of molybdenum, lead, zinc and other commodity could adversely affect the Company’s financial condition, results of operations and cash flows.

•	Estimates of proven and probable mineral reserves and other mineralized material may prove to be inaccurate.

•	The Company’s exploration activities may not result in discoveries of proven and probable reserves and commercial quantities of molybdenum, lead, zinc and copper.

•

The Company’s revenues for its mining operations are primarily dependent on its production of molybdenum, lead, zinc and other mineral concentrates. The Company’s ability to sustain current mineral concentrates production levels or to increase mineral concentrates production levels depends on its ability to bring new mines into production or to expand proven and probable reserves at the existing mine.

•

Mining operations are subject to conditions or events beyond the Company’s control which could have a material adverse effect on the Company’s financial condition, results of operations and cash flows from operations. The Company’s insurance policies may not cover all these risks and hazards adequately.

•	The Company may not be able to acquire desirable mining assets in the future.

•	The development of mining projects is inherently risky and may require more capital than anticipated which could adversely affect the cash flows of the Company.

•	Intense competition in the mining industry could reduce the Company’s market share or harm its financial condition, results of operations and cash flows.

•	The temporary shutdown of the Company’s mining operations could expose it to significant costs and adversely affect its access to skilled labor.

•	The Company’s mining operations give rise to environmental risk.

•	Mineral ores and mineral products, including molybdenum ore, lead ores, zinc ores and molybdenum, lead, zinc products, contain naturally occurring impurities and toxic substances.

•	Reclamation and mine closure costs could adversely affect the Company’s financial position, results of operations and cash flows.

•	Title to some of the Company’s exploration and mining rights could be challenged or defective.

•	The Company is required to obtain government permits in order to conduct mining operations.

•	Increased energy prices or a disruption of energy supply could adversely affect the Company’s operations.

•	Disruption of transportation services or increased transportation costs could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

•	The Company’s mining business depends on good relations with its employees.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

A. SELECTED FINANCIAL DATA.

We prepare our consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (“US GAAP”). The following summary consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 were derived from our audited financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements. The following summary consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 were derived from our audited financial statements not included elsewhere in this annual report and have been prepared in accordance with US GAAP. The following summary financial data should be read in conjunction with Item 5. Operating and Financial Review and Prospects and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

	2006	2007	2008	2009	2010
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Net sales	3,221,212	3,141,094	2,153,873	1,826,799	1,155,943	175,143
Cost of goods sold	(2,651,392)	(2,255,844)	(1,287,096)	(1,474,930)	(1,077,857)	(163,312)
Gross profit	569,820	885,250	866,777	351,869	78,086	11,831
Selling expenses	(28,401)	(36,322)	(146,551)	(110,444)	(112,832)	(17,096)

General and administrative expenses	(126,076)	(86,479)	(59,794)	(114,807)	(67,992)	(10,302)
Research and development	(30,747)	(18,599)	(29,242)	(36,404)	(18,943)	(2,870)
Income (loss) from operations	327,679	711,569	593,228	65,924	(208,172)	(31,541)
Income before income tax	108,594	1,101,228	471,690	(158,661)	(158,491)	(24,014)
Provision for income tax	(58,192)	(113,377)	(155,717)	(43,939)	(47,847)	(7,250)

Net Income (Loss)	(19,834)	903,948	(136,794)	(259,896)	(55,530)	(8,414)

Basic earnings (loss) per common share	(0.84)	24.95	(4.42)	(4.13)	(0.61)	(0.09)
Diluted earnings (loss) per common share	(1.44)	24.65	(5.89)	(4.13)	(0.61)	(0.09)

Weighted average shares outstanding
— Basic	23,712,000	29,836,000	30,949,000	62,837,000	91,179,000	91,179,000
— Diluted	24,016,000	30,200,000	30,949,000	62,837,000	91,179,000	91,179,000

	2006	2007	2008	2009	2010
	Rmb’000	Rmb’000	Rmb’000	Rmb’000	Rmb’000	US$’000
Balance Sheet Data
Cash and bank deposits	1,096,477	3,033,010	2,908,343	3,709,503	3,178,156	481,539
Property, machinery and equipment, net	209,542	192,601	167,366	170,485	269,895	40,893
Proven and probable reserves	—	—	—	712,121	672,610	101,911
Construction in progress	60,295	—	—	86,591	61,823	9,367
Total assets	4,177,986	6,378,841	7,081,088	5,910,631	5,259,308	796,865
Short-term-debts	1,155,290	1,471,454	3,086,163	1,381,807	785,642	119,036
Long-term-debts	229,784	196,854	7,049	330,934	243,493	36,893
Total liabilities	2,192,713	2,260,956	3,093,212	1,712,741	1,028,095	155,772
Noncontrolling interests(1)	115,224	1,095,917	1,006,546	1,156,086	1,026,492	155,529
XING’s equity	1,870,049	3,021,968	2,981,330	3,041,804	3,204,721	485,564
Cash flows data
Cash flows from operating activities	(156,840)	954,654	(222,888)	872,578	25,024	3,793
Cash flows from investing activities	(603,009)	(650,317)	340,322	(597,861)	(163,537)	(24,779)
Cash flows from financing activities	1,465,657	1,675,920	(11,557)	310,058	(393,046)	(59,552)

(1)	Mr. Rui Lin Wu and Mr. Zhi Yang Wu own minority equity interests in certain subsidiaries of our company.

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

The following table sets forth certain information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated:

Noon Buying Rate(1)
Calendar Year	Average(2)
(Rmb per US$)
2006	7.9723
2007	7.6058
2008	6.9477
2009	6.8307
2010	6.7603

(1)	The noon buying rate in New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Since April 1994, the noon buying rate has been based on the PBOC Rate. As a result, since April 1994, the noon buying rate and the PBOC Rate have been substantially similar.

(2)	Annual averages are calculated from the month-end rates.

Calendar Month	High	Low	Average
January 2011	6.6364	6.5809	6.5964
February 2011	6.5965	6.5520	6.5761
March 2011	6.5743	6.5483	6.5645
April 2011	6.5477	6.4900	6.5267
May 2011	6.5073	6.4710	6.4957
June 2011	6.4829	6.4634	6.4751
July 2011 (through July 14, 2011)	6.4681	6.4615	6.4653

As of July 14, 2011, being the latest practicable date, the exchange rate was US$1.00 = Rmb6.4630.

This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2010, which was Rmb6.6000 to US$1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

The People’s Bank of China, or PBOC, issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to Rmb8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi is no longer pegged to the U.S. dollar. This change in policy has resulted in a more than 20.5% appreciation of the Renminbi against the U.S. dollar. The PRC government may decide to adopt an even more flexible currency policy in the future, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

B. CAPITALIZATION AND INDEBTEDNESS.

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable.

D. RISK FACTORS

Risk Factors Related to Our Business Generally

Our revenues and operating results are inherently unpredictable, and as a result, we may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline.

Our revenues and operating results have fluctuated significantly from quarter-to-quarter in the past, and may continue to fluctuate. Factors that are likely to cause these fluctuations, some of which are outside of our control, include, without limitation:

•

the current economic environment and other developments in the telecommunications industry in which Qiao Xing Mobile Communication Co., Ltd. (“QXM”) operates and the mining industry in which our other subsidiaries operate;

•	the mix of our products sold (particularly products of QXM), including inventory items with low product costs;

•	Our ability to control expenses, particularly at QXM;

•	fluctuations in demand for and sales of QXM’s products, the acceptance of its products in the marketplace, and the general level of spending in the telecommunications industry;

•	QXM’s ability to maintain appropriate manufacturing capacity, and particularly to limit excess capacity commensurate with the volatile demand levels for its products;

•	QXM’s ability to successfully complete a transition to an outsourced manufacturing model and our ability to transition to a pure resources business;

•	the ability of outsourced manufacturers to timely produce and deliver subcomponents to QXM, and possibly complete products in the quantity and of the quality QXM requires;

•

competitive factors, including the introduction of new products and product enhancements by competitors and potential competitors, pricing pressures, and the competitive environment in the markets into which QXM sells its products, including competitors with substantially greater resources than QXM;

•	our (and particularly QXM’s) ability to effectively develop, introduce, manufacture, and ship new and enhanced products in a timely manner without defects;

•	the availability and cost of components for our (and particularly QXM’s) products;

•

new product introductions that may result in increased research and development expenses and sales and marketing expenses that are incurred in one quarter, with revenues, if any, that are not recognized until a subsequent or later quarter; and

•	the unpredictability of consumer demand and difficulties in meeting such demand.

A high percentage of our expenses, particularly those of QXM related to manufacturing, engineering, sales and marketing, research and development, and general and administrative functions, are fixed in the short term. As a result, if we experience delays in generating and recognizing revenue, our quarterly operating results are likely to be significantly impacted.

Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. Our results for one quarter should not be relied upon as any indication of our future performance. It is possible that our operating results may be below the expectations of public market analysts or investors. If this occurs, the price of our common stock likely would decrease.

Our stock price is highly volatile.

The trading price of our common stock fluctuates significantly and is likely to remain volatile. The trading price of our common stock could be subject to wide fluctuations in response to many events or factors, including the following:

•	quarterly variations in our operating results;

•	significant developments in the businesses of other telecommunications companies and mining companies;

•	changes in financial estimates by securities analysts;

•	changes in market valuations or financial results of telecommunications-related companies and mining companies;

•	announcements by us or our competitors of technology innovations, new products, or significant acquisitions, strategic partnerships or joint ventures;

•	any deviation from projected growth rates in revenues;

•	any loss of a major customer or a major customer order;

•	additions or departures of key management or engineering personnel;

•	any deviations in our net revenues or in losses from levels expected by securities analysts;

•	activities of short sellers and risk arbitrageurs;

•	future sales of our common stock; and

•	volume fluctuations, which are particularly common among highly volatile securities of telecommunications-related companies.

In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many companies, particularly in the case of mainland China-based companies, which in some instances is unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We experience intense competition with respect to our products.

Some of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, some of these competitors are able to devote greater resources to the development, promotion, sale, and support of their products. In addition, our competitors that have larger market capitalization or cash reserves are better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines.

We are subject to a concentration of credit risk.

We perform ongoing credit evaluations of each of our customer’s financial condition. We maintain reserves for potential credit losses and such losses in the aggregate have not exceeded management’s projections. As of December 31, 2009 and 2010, our five largest accounts receivable accounted for approximately 93.7% and 73.0% of our total accounts receivable.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially adversely affect our competitive position.

We conduct substantially all of our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher level of control over foreign exchange; and

•	the allocation of resources.

While the PRC economy has grown significantly since the late 1970s, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over the telecommunications industry, capital investments or changes in tax regulations that are applicable to us or QXM.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the PRC government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. For example, efforts by the PRC government to manage the pace of growth of the PRC economy could result in decreased capital expenditure by mobile telecommunication network operators, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of mobile communications investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects. In particular, any adverse change in the PRC government’s policies towards the mobile communications industry may have a material adverse effect on our business.

Uncertainties with respect to the PRC legal system could limit the legal protections available to you and us.

The PRC legal system is based on written statutes, and prior court decisions may be cited for reference but have limited precedential value. Since 1979, a series of new PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The economy of China differs from the economies of most countries and creates significant risks.

As substantially all of our operations are conducted in Mainland China, it is subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in Mainland China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

In addition, substantially all of our revenue is denominated in Renminbi (“RMB”) which must be converted into other currencies before remittance outside Mainland China. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad require the approval of the Mainland Chinese government.

Our currency is not freely convertible.

The State Administration for Exchange Control (“SAEC”), under the authority of the People’s Bank of China (the “PBOC”), controls the conversion of Renminbi into foreign currency. The value of the Renminbi is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System (“CFETS”) market. Since substantially all of our raw materials are provided by local suppliers using Renminbi and the majority of our expenses are denominated in Renminbi, restrictions on currency conversions did not materially affect our operations. Also, since we do not expect to require any raw materials that are not permitted or are limited to purchase using foreign currencies, our management believes that such restriction will not materially affect our operations in the future. However, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and our other holdings and investments, and our operating subsidiaries located in China may be subject to restrictions on the conversion of Renminbi to U.S. dollars and, as a result, may be restricted from making distributions to us.

We may not maintain adequate insurance coverage for damage to our Chinese factories.

We currently maintain fire, casualty and theft insurance covering several of our stock in trade, goods and merchandise, furniture and equipment, and factory buildings in China. The proceeds of this insurance may not sufficiently cover material damage to, or the loss of, any of our or our subsidiaries’ factories due to fire, severe weather, flooding or other causes, and such damage or loss would have a material adverse effect on our financial condition, business and prospects.

The dividends that our BVI-incorporated investment holding subsidiaries receive from their subsidiaries in the PRC and our global income may be subject to PRC tax under the new PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations. In addition, our foreign corporate holders of ordinary shares may be subject to a PRC withholding tax upon any dividends payable by us and upon gains realized on the sale of our ordinary shares, if it is classified as a PRC “resident enterprise.”

Under the new PRC Enterprise Income Tax Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. BVI, where our investment holding subsidiaries are incorporated, does not have such a tax treaty with the PRC. If these BVI-incorporated investment holding subsidiaries are considered non-resident enterprises, this new 10% withholding tax imposed on their dividend income received from their PRC subsidiaries would reduce our net income and have an adverse effect on its operating results.

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

In addition, under the new tax law, foreign corporate holders of our common stock may be subject to a 10% withholding tax upon dividends payable by it and gains realized on the sale or other disposition of common stock, if such income is sourced from within the PRC. Although we are incorporated in BVI, it remains unclear whether the dividends payable by us or the gains our foreign corporate holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax may reduce the return on an investment in our common stock by a foreign corporation.

We depend upon certain key personnel to manage our business.

Our ability to successfully carry out our business plans continues to be largely dependent upon the efforts of our senior management and executive officers, particularly our chairman, Rui Lin Wu. We have not entered into an employment agreement with Mr. Wu and the loss of his services would have a material adverse effect on our ability to achieve our business objectives. Further, we do not maintain any key-person life insurance policy on Mr. Wu’s life.

We are controlled by one of our shareholders, whose interests may differ from other shareholders.

Rui Lin Wu, our chief executive officer and chairman, and members of his family beneficially own or control approximately 41.5% of our outstanding common stock as of July 14, 2011. Accordingly, he has substantial control and influence in determining the outcome of any corporate transaction or other matter submitted to our shareholders for approval and also has substantial control over our business. He also has the power to prevent or cause a change in control. In addition, without his consent, we could be prevented from entering into transactions that could be beneficial to us. The interests of Mr. Wu may differ from the interests of our other shareholders. Mr. Wu may take actions that could have a material adverse impact on us, such as influencing the way we allocates our resources, restricting our entry into certain kinds of businesses and preventing us from pursuing certain business opportunities that may be beneficial and profitable to us and our other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us and might reduce the price of our ordinary shares. These actions may be taken even if they are opposed by our other shareholders.

Our holding company structure creates restrictions on the payment of dividends.

We have no direct business operations and conduct all of our business through our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may adversely affect the amount received by U.S. shareholders upon conversion of the dividend payment into U.S. dollars.

As a “foreign private issuer,” we are not subject to certain rules promulgated by Nasdaq with which other Nasdaq-listed issuers are required to comply.

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

•	related party transactions are not required to be reviewed or approved by our audit committee or other independent body of our board of directors; and

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

We are a BVI holding company, and all or a substantial portion of our assets are located in China. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon them. Moreover, there is doubt as to whether the courts of BVI or China would enforce:

•	judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

•	in original actions brought in BVI or China, liabilities against us or non-residents based upon the securities laws of the United States or any state.

Some information about us may be unavailable due to exemptions under the Exchange Act for a foreign private issuer.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, it is exempt from certain provisions applicable to United States domestic public companies, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

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

Since we are a BVI company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

BVI law protecting the interests of shareholders may not be as protective in all circumstances as the law protecting shareholders in U.S. jurisdictions. Specifically, the circumstances in which a shareholder of a BVI company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the U.S.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a BVI corporation, subject in certain cases to court approval but without shareholder approval, may implement a reorganization, merger or consolidation, the sale of any assets not exceeding 50% of its assets in value, property, part of the business, or securities of the corporation. Our ability to amend its Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

Risk Factors Related to Our Mining Operations in China

We face significant risks related to our transition from a telecommunications business to a resources business.

We shifted our business focus from the telecommunications industry to the resources industry with our acquisition of CLJL in April 2009 and only started commercial production of molybdenum concentrate in July 2009. We are trying to further consolidate and become a pure resources company with meaningful scale and a focus on strategically important metals. As a result of our new strategic direction, we divested our fixed line and low-end mobile phone business on November 30, 2009. Additionally, we acquired a 100% equity interest in Xinyuan Mining, which owns a mining license for a lead-zinc-copper mine, on January 4, 2011 and a 34.53% equity interest in Aolunhua, an open-pit copper-molybdenum mine, on December 28, 2010. We intend to grow our resources business through selectively acquiring attractive and high-quality mining assets. Our pure resources strategy is new and is still in the development stage. There are significant risks and costs inherent in our efforts to transition to a pure resources company. These include the risk that we may not be able to successfully integrate mining assets that we have acquired or that we acquire in the future into our business, may not be able to acquire on favorable terms quality mining assets or successfully develop any quality mining assets that we do acquire; we may be unable to attract and retain employees with resource industry expertise; and we may be unable to achieve appropriate scale or earn adequate revenues from the sale of molybdenum, lead, zinc, copper or other minerals. There are other significant risks related to the resources industry discussed below. Our prospects must be considered in light of the uncertainties and difficulties frequently encountered by companies in the early stages of operations.

We have a limited operating history in the resources industry.

We have a limited history operating in the resources industry as we were focused on the telecommunications industry until early 2009. Our shift from the telecommunications industry to the resources industry has required significant changes in our business processes and strategies and a number of significant personnel changes. Although to date we have generated modest operating income from its molybdenum mine, such results are not an indication of future performance and there can be no assurance that our resource business will continue to be profitable. To the extent we face difficulties in implementing our pure resources strategy or our mining business does not perform as anticipated, our business, operating results and financial conditions will suffer.

Our failure to successfully execute on our resources strategy could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our common stock to decline.

We currently anticipate that for the foreseeable future we will spend significant resources on acquiring and developing mining and resource related assets. Such investments may include acquisition costs, exploration and testing expenses to determine mineral reserves and capital investments to commence commercial production among others. Our success in implementing this new strategic focus is subject to a number of risks, including our ability to identify, evaluate and acquire high quality mining assets, successfully develop any quality mining assets that we do acquire, attract and retain employees with resource industry expertise, achieve appropriate scale, earn adequate revenues from the sale of molybdenum, lead, zinc or copper or other minerals and other significant risks related to the resources industry as discussed below. In addition, the implementation of these strategies may cause disruptions to our ongoing business, including relationships with our personnel, suppliers and partners. We may not be successful in implementing our pure resources strategy. Our failure to successfully implement our pure resources strategy may have a material and adverse impact on our business, financial condition and results of operations and could cause the market value of our common stock to decline.

Fluctuations in the market prices of molybdenum, lead, zinc and copper could adversely affect our financial condition, results of operations and cash flows from operations.

Our financial condition, results of operations and cash flows depend significantly upon the market prices of molybdenum, lead, zinc and copper, which historically have fluctuated widely. Molybdenum, lead, zinc and copper prices depend primarily on the demand in the end-user markets in which molybdenum, lead, zinc and copper are used. The end-user markets for molybdenum, lead, zinc and copper include the steel, construction and chemical industries. These industries, as well as other industries that use molybdenum, lead, zinc and copper exhibit a cyclical business cycle. Many of the factors that affect the demand for molybdenum, lead, zinc and copper are beyond our control, including the general level of industrial production in the PRC and other countries, interest rates, the rate of inflation and the stability of exchange rates. Such external factors are influenced by changes in international investment markets, international monetary systems and internal and external political developments.

Future declines in the prices of molybdenum, lead, zinc or copper could materially limit our ability to generate working capital, profits and cash flows from operations. Severe declines in molybdenum, lead, zinc or copper prices could cause us to temporarily close one or more of our mine or plant facilities. Furthermore, a significant decrease in molybdenum, lead, zinc or copper prices could require us to revise our mineral reserve calculations and life-of-mine plans. Such a revision could result in material write-downs of our proven and probable reserves and other long-lived assets and have a material adverse effect on our financial position, results of operations and cash flows.

Estimates of proven and probable mineral reserves and other mineralized material may prove to be inaccurate.

Estimates of proven and probable reserves and other mineralized material involve numerous assumptions and are subject to uncertainties. The estimates of proven and probable reserves and other mineralized material disclosed herein are, therefore, only estimates. Therefore, we cannot assure that our estimates of proven and probable reserves and tonnages and grade of molybdenum, lead, zinc, copper and other mineralized material will be achieved in the future, that the indicated level of recovery will be realized or that we can mine and process the estimated proven and probable reserves and other mineralized material profitably. The actual production of proven and probable reserves and other mineralized material depends on a number of factors including, among others, geological and mining conditions, the effects of and changes in government regulation, prevailing molybdenum, lead, zinc and copper prices, exchange rates, interest rates and inflation rates, operating costs, development costs, equipment and plant maintenance costs, site restoration costs and the availability and cost of labor, equipment, raw materials and other services required to mine and process the ore. Furthermore, we cannot provide assurance that the recovery rates we have produced in small-scale laboratory tests can be duplicated in on-site conditions during production. Estimates of proven and probable reserves and other mineralized material, including the classifications thereof based on probability of recovery, may vary substantially if prepared by different engineers or by the same engineers at different times. If our actual proven and probable reserves and other mineralized material prove to be less than our estimates, or if such reserves cannot be extracted and processed as expected, our financial condition, results of operations and cash flows may be materially impaired.

Our exploration activities may not result in discoveries of proven and probable reserves and commercial quantities of molybdenum.

Exploration and development of mineral deposits involves substantial risks. Only a few properties that are explored are eventually developed into producing mines, and the success of exploration activities depends on a number of factors, including the attributes of the deposit such as size and grade, prevailing molybdenum, lead, zinc and copper prices and government regulations relating to exploration and mining rights, royalties, and other matters. Exploration activities may need to occur for a number of years before commercially viable ore deposits are discovered and developed, and we may incur substantial expenses to locate and establish proven and probable reserves and to construct mining and processing facilities. We cannot provide assurance that exploration and development activities will give rise to new commercial mining operations or actually result in the extraction of new proven reserves.

Our ability to sustain current molybdenum, lead, zinc and copper production levels or to increase molybdenum, lead, zinc and copper production levels depends on our ability to bring new mines into production or to expand proven and probable reserves at the existing mines.

We generate revenues from our mining operations primarily through the production and sale of molybdenum, lead, zinc and copper. Without any future expansion or other development, production from our existing mines are expected to decline over the life of the mines. Furthermore, the production estimates in the life-of-mine plan for our existing mining operations may vary materially from the actual production because the feasibility of extracting and processing proven and probable reserves and other mineralized material is dependent on market conditions, the regulatory environment and available technology. Therefore, our ability to maintain our current production or increase our annual production of molybdenum, lead, zinc and copper and generate revenues depends to a large extent on our ability to discover or acquire new proven and probable reserves and other mineralized material, to bring new mines into production and to expand the proven and probable reserves and other mineralized material at our existing mines.

Mining operations are subject to conditions or events beyond our control which could have a material adverse effect on our financial condition, results of operations and cash flows from operations. Our insurance policies may not adequately cover all these risks and hazards.

Mining operations, including the exploration and development of mineral deposits, involve a high degree of risk. Our operations are subject to a host of hazards and risks normally associated with the exploration, development and production of molybdenum, lead, zinc or copper. These hazards and risks include, among others, adverse environmental conditions, hazardous or inclement weather conditions, accidents, metallurgical and other processing problems, unusual or unexpected geologic formations, ground or slope failures, structural cave-ins or slides, flooding or fires, seismic activity and equipment failures.

These hazards and risks could give rise to, among other impacts, damage to, or destruction of, the mine, processing facilities and equipment. The hazards and risks could also cause personal injury or death, delays in mining, monetary losses and potential legal liability. Our insurance will not cover all the potential risks associated with our mining operations. Certain of our risks are insurable, but it may be unable to maintain insurance to cover the hazards and risks at affordable premiums. Furthermore, insurance to cover risks such as environmental pollution or other hazards as a result of mining or processing operations is generally not available on acceptable terms. We could, therefore, become subject to liability for pollution or other risks for which we do not have insurance or against which we elect not to obtain insurance because of premium costs or other factors. Also, insurance even if applicable to a particular loss, frequently does not fully compensate for the loss of productivity that may arise in connection with a casualty event, or for fines, penalties or assessments that may be incurred or loss of business reputation that may be sustained in connection therewith. Uninsured risks may cause us to incur significant costs that could have a material impact on our financial position, results of operations or cash flows.

We may not be able to acquire desirable mining assets in the future.

We intend to grow our business by selectively acquiring attractive and high-quality mining assets, but there is no assurance we will be able to identify suitable acquisition opportunities. Our ability to acquire and integrate future acquisitions on terms that are favorable to us may be limited by the number of desirable acquisition targets, internal demands on our resources, competition from other mining companies and our ability to finance such acquisitions on satisfactory terms.

We may not be able to realize the potential financial or strategic benefits of strategic acquisitions or investments, which could hurt our ability to grow our business and harm our financial condition.

As part of our growth strategy, we will continue to explore and make strategic investments in businesses that are complementary or additive to our core business. For instance, on January 4, 2011 we acquired the 100% equity interest in Xinyuan, which owns a mining license for a lead-zinc mine in Balinzuo Banner in Inner Mongolia, PRC, and on December 28, 2010, we acquired a 34.53% equity interest in Aolunhua, which owns an open-pit copper-molybdenum mine in Inner Mongolia, PRC covering 14.38 square kilometers. We expect to utilize Xinyuan and Aolunhua to further strengthen and broaden our mining business. However, the success of these acquisitions depends on various factors over which we may have limited or no control. Mergers and acquisitions and strategic investments are inherently subject to significant risks. For instance, the commercial aspects and goals of an acquisition may not materialize as desired or yield the commercial benefits sought. Moreover, regardless of whether the commercial aspects and goals of the acquisitions prove to be positive, an acquisition of or a strategic investment in another company comes with the typical investment risks, such as the partial or total loss of investment in the worst case. Our inability to pinpoint and make favorable strategic investments, from both a commercial and investment perspective and our inability to effectively manage the associated risks could materially and adversely affect its business, financial condition and results of operations. In the case of Xinyuan or Aolunhua, they may decline in value and/or may not meet our desired objectives. If we do not successfully manage the risks associated with these and other acquisitions and strategic investments, our business, financial condition and results of operations could be materially and adversely affected.

The development of mining projects is inherently risky and may require more capital than anticipated, which could adversely affect our cash flows.

There are many risks and uncertainties inherent in mining development projects, including our ongoing development of our mines. The economic feasibility of mining development projects is dependent on many factors, including the accuracy of estimated proven and probable reserves and other mineralized material, metallurgical recoveries, capital and operating costs and the future prices of the relevant minerals. The capital expenditures and time required to develop new mines or infrastructure in existing mines are considerable, and changes in costs or construction schedules can significantly affect project economics. It is, therefore, possible that the actual costs and economic returns on mining development projects may differ materially from our estimates.

New mining development projects have no operating history upon which to base estimates of future cash flow. Mining development projects also require the successful completion of feasibility studies, the acquisition of government permits, the acquisition of exploration or mining rights, negotiating energy and water supplies and other factors. It is possible that we could fail to successfully complete these matters in which case the project may not proceed, on its original timing or at all. It is not unusual for new mining operations to experience problems during the development or start-up phases of the project, resulting in delays in producing revenue and increases in invested capital.

Intense competition in the mining industry could reduce our market share or harm our financial condition, results of operations and cash flows.

The mining industry is extremely competitive, and we compete with many mining companies that possess greater financial and technical resources. Because mineral rights have a limited life, we must compete with other mining companies who also seek to increase their mineral reserves through the acquisition of exploration and mining rights. Furthermore, we compete with other mining companies for the technical expertise to find, develop and operate its mining properties, for skilled labor, for equipment and spare parts and for the capital to fund the acquisition, development and operation of its properties. Existing or future competition in the mining industry could adversely affect our financial position, results of operations and cash flows.

The temporary shutdown of our mining operations could expose us to significant costs and adversely affect our access to skilled labor.

We may have to temporarily or permanently shut down our mines from time to time if we no longer consider them to be commercially viable. There are a number of factors that may cause us to reach a conclusion that the operation of a particular mine is no longer commercially viable, many of which are beyond our control. These factors include adverse changes in interest rates or currency exchange rates, decreases in the prevailing price of molybdenum, zinc, lead and copper or the market rates for treatment and refining charges and increases in transportation and labor costs. During a temporary shutdown of any of our mines, we would have to continue to expend capital to maintain the mine’s plant and equipment. We may incur significant labor costs as a result of a temporary or permanent shutdown if we are required to give employees notice prior to any layoff or to pay severance for an extended layoff. In addition, temporary or permanent shutdowns may adversely affect our future access to skilled labor, as employees who are laid off may seek employment elsewhere. Furthermore, if any of our mining operations are shut down for an extended period of time, we may be required to engage in environmental remediation of the plant and mine sites, which would result in us incurring additional costs. Taking into consideration the costs of a shutdown, we may choose to operate the mine at a loss rather than shut down the property. Either a temporary shutdown or continuing to operate a mine at a loss could have a material adverse effect on our financial position, results of operations or cash flows.

Our mining operations give rise to environmental risk.

All of our mining operations are subject to environmental regulation in the PRC. Environmental regulation is evolving in the PRC and may in the future require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We can provide no assurance that existing or future environmental regulation will not have a material adverse effect on our financial condition, results of operations and cash flows. We own or have control of properties that may result in a requirement to remediate such properties that could involve material costs. Furthermore, environmental hazards may exist on the properties in which we hold interests that are unknown to us at the present time that have been caused by previous owners or operators of the properties. We may also acquire properties in the future that pose environmental risks.

Failure to comply with applicable laws, regulations and permitting requirements in the PRC may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective action requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage from the mining operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Future changes to current laws, regulations and permits governing the operations and activities of mining companies in the PRC, or more stringent implementation thereof, could have a material adverse effect on our financial position, results of operations and cash flows.

Such changes could result in increases in exploration expenses, remedial and reclamation obligations, capital expenditures or production costs, reductions in the levels of production at the producing mine or abandonment or delays in the development of new mining properties or the expansion of the existing property.

Mineral ores and mineral products, including molybdenum ore and molybdenum products, lead ore and lead products, zinc ore and zinc products, and copper ore and copper products, contain naturally occurring impurities and toxic substances.

We have implemented procedures designed to identify, isolate and safely remove or reduce impurities or toxic substances that are naturally occurring in molybdenum ore and molybdenum products, lead ore and lead products, zinc ore and zinc products, and copper ore and copper products. Such procedures require strict adherence, and we cannot provide assurance that employees, contractors or other parties will adhere to these procedures or will not be exposed to or affected by such impurities and toxic substances. Employees, contractors and other parties who are exposed to or affected by these impurities and toxic substances may give rise to liabilities for us. Even if procedures are strictly adhered to by employees, contractors and other parties, there is still a risk that they will be exposed to or affected by impurities and toxic substances in the course of operations of the mine. Such incidences may result in requirements that we take remedial action, may result in the curtailment of mining operations and may have a materially adverse effect on our financial position, results of operations and cash flows.

Reclamation and mine closure costs could adversely affect our financial position, results of operations and cash flows.

Currently in the PRC, mining companies are required to make payments to government entities for reclamation and mine closure costs. The government entities actually perform the reclamation and mine closure work to restore the mine site. Presently, mining companies must pay a sewage charge to the Mongolia Environmental Protection Bureau at a rate of RMB15 per ton of extracted ore, multiplied by 0.94. Mining companies must pay a one-time fee to the State Treasury equal to Rmb15,000 — Rmb75,000/hectare as determined through negotiations with government authorities and based upon the underground areas which have been mined and the nature of the mine. We cannot provide assurance that national or regional governments in the PRC will not increase these charges or create laws or regulations to levy additional charges on mining companies in the future. National or regional governments may also create laws or regulations to require mining companies to perform some or all of the reclamation and closure activities themselves in the future. Future changes to reclamation and mine closure requirements in the PRC may have a material adverse effect on our financial position, results of operations or cash flows.

Title to some of our exploration and mining rights could be challenged or defective.

The acquisition of title to exploration and mining rights in the PRC can be a complex and time-consuming process, and title to such rights may be disputed, challenged or impaired. Third parties may assert valid claims to some of our interests in exploration and mining rights. As a result, we may be impaired in our ability to explore or mine on our properties or unable to enforce its rights with respect to such properties. An impairment to, or defect in, our title to our exploration and mining rights could, therefore, have a material adverse effect on our financial condition, results of operations and cash flows.

We are required to obtain government permits in order to conduct mining operations.

We must obtain government approvals and permits to operate our mines in the PRC. Further approvals and permits may be required in the future. Our ability to obtain permits from the government of the PRC in a timely manner is contingent upon many factors outside of our control. Obtaining governmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements by government authorities. We cannot provide assurance that we will be able to obtain all necessary permits for our mining operations in the future, and if we obtains them, that the costs involved will not exceed our estimates. To the extent we are unable to obtain or renew required permits, our mining operations may be curtailed, or we may not be able to proceed with planned exploration, development or operation of mineral properties.

Increased energy prices or a disruption of energy supply could adversely affect our operations.

Mining operations, plant and facilities are intensive users of electricity and carbon-based fuels. Numerous factors beyond our control influence energy prices, including global and regional supply and demand, political and economic conditions and applicable regulatory regimes. The prices of various sources of energy may increase significantly compared to current levels, and such an increase could adversely affect our financial condition, results of operations and cash flows. A disruption in the transmission of energy to the mine site, the lack of sufficient energy transmission infrastructure or the termination of energy supply contracts could interrupt our energy supply and adversely affect mining operations. An interruption of our energy supply could have a material adverse effect on our financial position, results of operations and cash flows.

Disruption of transportation services or increased transportation costs could have a material adverse effect on our financial position, results of operations and cash flows.

Disruption of transportation services due to weather-related problems, strikes, lock-outs or other events could have a material adverse effect on our mining operations. If transportation of our molybdenum and other mineral products becomes unavailable, our ability to market our products would be diminished. Furthermore, increases in our transportation costs relative to those of our competitors could make our mining operations less competitive. Disruption of transportation services or increases in transportation costs could have a material adverse effect on our financial position, results of operations and cash flows.

Our mining business depends on good relations with our employees.

Production at our mining operations depends on the efforts of our employees. Changes in labor laws or in our relationships with our employees could result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Factors Related to Our Telecommunications Business Through Our Ownership Interest in QXM

As we are the majority shareholder of QXM, and thus its results of operation and business constitutes a substantial portion of our results of operation and business, the following risks that specifically affect QXM can have a material impact on our business.

Our financial performance is impacted by our ownership stake in the QXM.

Our financial performance is currently impacted as a result of our significant ownership interest in the business of QXM. Although QXM is currently attempting to shift its business model, there are no guarantees that such a shift in business model will occur. Further, there are no guarantees that QXM will regain profitability even if such a shift in business model occurs. Accordingly, we are at risk for impairments to our profitability as a result of our ownership in QXM.

If QXM cannot keep pace with market changes and produce mobile handsets with new technologies and features in a timely and cost-efficient manner to meet its customers’ requirements and preferences, the growth and success of its business will be materially adversely affected.

The mobile handset market in China is characterized by changing consumer preferences with respect to style and functionality, increasing demand for new and advanced technologies and features, rapid product obsolescence and price erosion, evolving industry standards, intense competition and wide fluctuations in product supply and demand. If we cannot keep pace with market changes and produce new mobile handsets in a timely and cost-efficient manner to meet our customers’ requirements and preferences, the growth and success of our business will be materially adversely affected.

From time to time, QXM or its competitors may announce new products, product enhancements or technologies that may replace or shorten the life cycles of its products or cause mobile phone users to defer purchasing its existing products. Shorter product cycles may require QXM to invest more in developing and designing new products and to introduce new products more rapidly, which may increase its costs of product development and decrease its margins and profitability. In addition, QXM may not be able to make such additional investments and any additional investments QXM makes in new product development and introductions may not be successful.

Even if QXM is able to continually develop and introduce new products, they may not gain market acceptance. Market acceptance of our products will depend on various factors including:

•	the perceived advantages of our new products over existing competing products;

•	our ability to attract mobile handset users who are currently using products of our competitors;

•	product cost relative to performance; and

•	the level of customer service available to support new products.

Market acceptance of QXM’s products can also be affected by the telecommunication services provided by mobile telecommunications operators in China. For example, on May 24, 2008, the MIIT, the National Development and Reform Commission, or the NDRC, and the Ministry of Finance jointly issued an announcement to promote innovation in homegrown telecommunications technology and the restructuring of the operations in the telecommunications industry. In January 2009, the MIIT issued 3G licenses to China Mobile (TD-SCDMA), China Unicom (CDMA2000) and China Telecom (WCDMA). The development of 3G wireless telecommunication services and subsequent new technologies could materially impact the sales of QXM’s existing and future products. In addition, the operation of inexpensive limited mobility telecommunication services or other competitive services, such as personal handyphone system, in China may also have a material adverse effect on the sales of QXM’s mobile handsets.

Therefore, commercial acceptance by customers of new products including any 3G mobile handset WXM offers may not occur at the rate or level we expect, and they may not be able to successfully adapt existing products to effectively and economically meet customer demand, thus impairing the return from our investments. In addition, a very small portion of QXM’s mobile handset models represented a disproportionately large percentage of its handset unit sales and revenue in the past several years and these product leaders served as important drivers for its overall growth. However, they may not be able to replicate such “hit” models on a regular basis, if at all, in future periods. If its existing or new products fail to achieve market acceptance for any reason, its business and growth prospects could be materially adversely affected. They may also be required under applicable accounting standards to recognize a charge for the impairment of assets to the extent its existing products become uncompetitive or obsolete, or if any new products fail to achieve commercial acceptance. Any such charge may have a material adverse effect on our results of operations.

Competition in the telecommunications industry is intense. QXM’s failure to maintain or improve its market position and respond successfully to changes in the competitive landscape may have a material adverse impact on its business and results of operations.

The mobile handset manufacturing industry in China is intensely competitive. Industry participants compete with each other mainly on the basis of the breadth and depth of its product portfolios, price, operational and manufacturing efficiency, technical performance, product features, quality, customer support and brand recognition. We are facing significant competition from a number of competitors, including domestic mobile handset producers such as Bird Ningbo Co., Ltd., Konka Group Co., Ltd., Beijing Tianyu Communication Equipment Co. Ltd., Gionee Communication Co., Ltd. and Haier (Qingdao) Telecom Co., Ltd. and a number of large multinational mobile handset producers, such as Apple Inc., Nokia Corporation, Motorola, Inc., Samsung Electronics Co., Ltd., Sony Ericsson Mobile Communications (China) Co. Ltd., and LG Electronics (China) Ltd. Many of our competitors have longer operating histories, greater name recognition, significantly larger market shares, access to larger customer bases and significantly greater economies of scale and financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. Some of these competitors have used, and we expect will continue to use, more aggressive pricing strategies, greater amounts of incentives and subsidies for distributors, retailers and customers, more successful design approaches and more advanced technologies. In addition, some competitors have chosen to focus on building products based on commercially available components, which may enable them to introduce these products faster and with lower levels of research and development spending than QXM. Furthermore, consolidation among the industry participants in

China may potentially result in stronger competitors that are better able to compete as end-to-end suppliers as well as competitors who are more specialized in particular areas and geographic markets. This could have a material adverse effect on QXM’s business, financial condition, results of operations and prospects.

QXM’s operating results significantly depend on our ability to compete in this market environment, in particular on its ability to adapt to political, economic or regulatory changes, to introduce new products to the market and to continuously enhance the functionality while reducing the cost of new and existing products. If they fail to maintain or increase its market share and scale compared to its competitors, its cost advantage may be eroded, which could materially adversely affect our competitive position and our results of operations, particularly our profitability.

In addition, QXM also faces competition from unlicensed mobile handset manufacturers in China that make mobile handsets without the requisite governmental approvals and licenses. We believe that these manufacturers are able to keep its production costs low primarily as a result of tax avoidance and non-payment of various fees that are required for all licensed products. Despite recent government action against many of these unlicensed manufacturers, we believe that such mobile handsets still account for a significant portion of all mobile handsets sold in China. If the government is not successful in preventing these unlicensed mobile handset manufacturers from producing and selling its mobile handsets, QXM’s market share and results of operations could be materially adversely affected.

As a result of developments in the telecommunications industry, we also expect QXM to face new competition from companies in related industries, such as consumer electronics manufacturers. Additionally, QXM faces increasing competition from mobile telecommunication operators that are increasingly offering mobile devices under its own brands. If QXM cannot respond successfully to these competitive developments, its business and results of operations may be materially adversely affected.

QXM’s, and in turn, our, sales, results of operations and reputation could be materially adversely affected if QXM fails to manage efficiently its operations without interruption, or fails to ensure that its products meet the expectations of its distributors and its end-user customers and are delivered on time.

The operation of QXM’s business requires successful coordination of several sequential and complex manufacturing processes, the disruption of any of which could interrupt its revenue generation and have a material and adverse effect on its relationships with its distributors and end-user customers, the QXM brand name, and its financial performance. QXM’s manufacturing operations involve raw material and component sourcing from third parties, internal assembly processes and distribution processes. These operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility. QXM may experience difficulties in coordinating its supplies of components and raw materials to meet the demand for its products, increasing or decreasing production at its facilities, adopting new manufacturing processes, finding a timely way to develop the best technical solutions for new products, or achieving manufacturing efficiency and flexibility. It may experience delays in adjusting or upgrading production at its facilities when it introduces new models, delays in expanding manufacturing capacity, failure in its manufacturing processes or failure by its business partners to adequately perform the services they have outsourced to them, which in turn may have a material adverse effect on its sales and results of operations. In addition, a failure or an interruption could occur at any stage of the QXM product development, manufacturing and delivery processes, resulting in products not meeting the expectations of its distributors and our customers, or being delivered late, which could have a material adverse effect on QXM’s sales, results of operations and reputation.

QXM’s operations could be materially adversely affected if it fails to manage effectively its relationships with, or lose the services of, its third-party manufacturers or other third-party service providers.

QXM relies on the manufacturing services provided by third-party manufacturers, including EMS providers, to manufacture a significant portion of its mobile handset products. In 2008, 2009 and 2010, QXM outsourced to third-party EMS providers, 73.7%, 90.2% and 99.4%, respectively, of the total mobile handsets they shipped. Reliance on third-party manufacturers involves a number of risks, including the lack of control over the manufacturing process and the potential absence or unavailability of adequate capacity. If any of QXM’s third-party manufacturers cannot or will not manufacture its products in required volumes on a cost-effective basis, in a timely manner, at a sufficient level of quality, or at all, QXM will need to secure additional manufacturing capacity. Even if this additional capacity is available at commercially acceptable terms, the qualification process could be lengthy and could cause interruptions in product shipments, which may result in a decrease in QXM sales. In many cases, some of QXM’s competitors also utilize the same contract manufacturers, and QXM could be blocked from acquiring the needed components or increasing capacity if its competitors have purchased capacity ahead of QXM. The unexpected loss of any of QXM’s third-party manufacturers could be disruptive to its business.

QXM relies on independent mobile handset designers in China for certain software and hardware designs used in its production. If these or other mobile handset designers terminate its business relationships with QXM, or are otherwise unable to provide QXM with designs suitable for its products, or if QXM fails to enhance its in-house research and development activities to compensate for its inability to obtain designs suitable for its products from these handset designers, QXM’s business and results of operations could be materially adversely affected.

QXM outsources certain software and hardware designs used in producing its products, such as high-end handset main boards, to independent mobile handset designers in China. If these mobile handset designers terminate its business relationships with QXM, or are otherwise unable to provide QXM with designs suitable for its products, or if QXM fails to increase its in-house research and development activities to compensate for its inability to obtain designs suitable for its products from these handset designers, QXM’s business and results of operations could be materially adversely affected.

QXM’s results of operations, particularly its profitability, may be materially adversely affected if QXM does not successfully manage price erosion and is not able to manage costs related to its products and operations.

Price erosion is a characteristic of the mobile handset industry, and the products offered by QXM are also subject to natural price erosion over time. If QXM is not able to lower its costs at the same rate or faster than this price erosion and introduce new cost-efficient products with higher prices in a timely manner, as well as manage costs related to its products and operations generally, it will have a material adverse effect on QXM’s business and results of operations, particularly its profitability.

QXM relies primarily on its distributors for marketing its products at the provincial and local levels and for after-sales support of its products. Because QXM has limited influence over its distributors, QXM cannot be certain that its marketing and after-sale support of its products will be adequate or will not harm QXM’s brand and reputation. Moreover, if QXM fails to timely identify additional or replacement distributors upon the loss of one or more of its distributors, or if QXM is unable to successfully manage its distribution network, or if QXM is unable to collect payments from its distributors on a timely basis, its operating results may suffer.

Substantially all of QXM’s sales are made to its distributors. As of June 24, 2011, QXM’s distribution network included four national distributors, 38 provincial distributors and three TV direct sales distributors. These distributors resell QXM’s products to end customers in China either directly or through its own distribution networks principally composed of local distributors and retail outlets. QXM grants its distributors the right to use its brand name and logo when they market QXM’s products within their respective sales territories or channels and when they provide after-sales support to QXM’s end-user customers. However, QXM’s contractual arrangements with its distributors do not provide it with control over their everyday business activities, and one or more of its distributors may engage in activities that are prohibited under QXM’s contractual arrangements with them, that violate PRC laws and regulations governing the mobile handset industry or other PRC laws and regulations generally, or that are otherwise harmful to its business or its reputation in the industry.

Distributors individually accounting for more than 10% of QXM’s revenues collectively accounted for 65.1%, 86.4% and 77.6% of QXM’s revenues in 2008, 2009 and 2010, respectively. Due to QXM’s dependence on distributors for the sale, marketing and after-sales support of its products, any one of the following events may cause material fluctuations or declines in QXM’s revenue and have a material adverse effect on QXM’s financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of QXM’s distributors;

•	selection by one or more of QXM’s distributors of its competitors’ products;

•	failure to timely identify additional or replacement distributors upon the loss of one or more of QXM’s distributors; and

•	failure of any of QXM’s distributors to make timely payment for our products.

In addition, QXM relies on its distributors for marketing activities at the provincial and local levels. This approach may not be effective in building brand recognition at provincial and local levels consistent with its national brand-building efforts. QXM also outsources to some of its distributors and other third parties its after-sales support to end-user customers. If QXM’s after-sales service providers fail to provide adequate, satisfactory and effective after-sales support, its brand image may suffer, and its business and results of operations could be materially adversely affected.

QXM currently enjoys a number of favorable arrangements with some of its distributors, such as exclusive sales relationships, up-front payment by distributors, and settlement by cash or promissory notes guaranteed by banks. However, the competition for distribution channels is intense in the mobile handset industry in China and many of QXM’s competitors are expanding their distribution channels in China. QXM may not be able to compete successfully against the larger and better funded sales and marketing operations of some of its current or potential competitors, especially if these competitors provide more favorable contractual arrangements for distributors. As a result, QXM may lose some of its distribution channels to its competitors, which may cause QXM to lose some or all of its favorable arrangements with these distributors and may even result in the termination of its contractual relationships with some of our distributors. While QXM does not believe it is substantially dependent upon any individual distributor, finding replacement distributors could be time-consuming and any resulting delay may be disruptive and costly to QXM’s business. In addition, QXM may not be able to successfully manage its distribution channels and the cost of any consolidation or further expansion may exceed the revenue generated from these efforts. The occurrence of any of these factors could result in a significant decrease in the sales volume of QXM’s products and therefore materially harm its financial condition and results of operations.

QXM’s distributors often must make a significant commitment of capital to purchase its products, and QXM provides trade credits to some of its distributors. As a result, any downturn in a distributor’s business that affects the distributor’s ability to pay QXM could harm its financial condition. Historically, QXM has not experienced any significant bad debt or collection problems, but such problems may arise in the future. The failure of any of QXM’s distributors to make timely payments could require QXM to write off accounts receivable or increase provisions made against its accounts receivable, either of which could adversely affect its financial condition.

If QXM fails to source a sufficient quantity of high-quality components used in its products at reasonable costs from its suppliers, its competitive position, reputation and business could suffer. QXM’s dependence on suppliers for certain types of components could jeopardize its production activities and increase its cost of sales.

QXM does not produce most of the components and raw materials necessary for the production of its mobile handsets and relies on suppliers to provide it with a substantial portion of these components and raw materials. The aggregate costs attributable to QXM’s five largest raw materials and components suppliers in 2008, 2009 and 2010 were 72.5%, 88.3% and 97.4%, respectively. QXM may experience a shortage in the supply of certain components in the future and if any such shortage occurs, its manufacturing capabilities and results of operations could be materially adversely affected. If any supplier is unwilling or unable to provide QXM with high quality components and raw materials in required quantities and at acceptable costs, QXM may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. QXM’s inability to find or develop alternative sources if and as required could result in delays or reductions in manufacturing and product shipments. Moreover, these suppliers may delay component or material shipments or supply QXM with inferior quality components or raw materials that may adversely impact the performance of QXM’s mobile handsets. If any of these events occur, QXM’s competitive position, reputation and business could suffer.

Some of QXM’s products also incorporate imported components. QXM’s imported electronic components and raw materials are subject to a variety of Chinese governmental permit requirements, approval procedures and import duties, and may also, from time to time, be subject to export controls and other legal restrictions imposed by foreign countries. Should the Chinese government refuse to issue the necessary permits or approvals to QXM or its suppliers, or take any administrative actions to limit imports of certain components, or if QXM or its suppliers fail to pay any required import duties, or if governmental agencies or laws of foreign countries prevent the timely export of certain components QXM requires to China, QXM may become subject to penalties and fines or fail to obtain important components for its mobile handsets, and its ability to manufacture and sell its products in China could be adversely affected. In addition, import duties increase the cost of QXM’s products and may make them less competitive.

Some components and materials used in QXM’s products are currently purchased from a single supplier or a small number of suppliers and QXM’s ability to deliver its products according to market demands depends in large part on obtaining timely and adequate supplies of components and materials on competitive terms. Failure by any of QXM’s suppliers to meet its needs for components could impact QXM’s production targets, limit QXM’s sales or increase QXM’s costs. While QXM does not believe it is substantially dependent upon any individual supplier, finding alternative suppliers for these components and materials could be costly and time-consuming. Moreover, if QXM fails to anticipate customer demand properly, an over or under supply of components and production capacity could occur. This factor could limit QXM’s ability to supply sufficient products to its customers or could increase its costs. At the same time, QXM may commit to certain capacity levels or component quantities, which, if unused, will result in charges for unused capacity or scrapping costs.

QXM maintains inventories of raw materials, components and handsets, and its inventories may become obsolete.

The rapid technological change in the telecommunications industry, the short product life cycle of QXM’s handsets, QXM’s limited forecasting experience and processes and the competitive nature of its target markets make forecasting its future sales and operating results difficult. QXM’s expense levels are based, in part, on its expectations regarding future sales. In addition, to enable it to promptly fill orders, QXM maintains inventories of raw materials, components and handsets. As a result, QXM has to commit to considerable costs in advance of anticipated sales. Any significant shortfall of sales may result in its maintaining higher levels of inventories of raw materials, components and finished goods than it requires, thereby increasing its risk of inventory obsolescence and corresponding inventory write-downs and write-offs. We cannot guarantee that such write-downs will be adequate to cover all of QXM’s losses resulting from inventory obsolescence.

QXM’s past brand-sharing practices may result in negative publicity and may even lead to investigations or penalties by relevant PRC regulatory authorities, which could have a material adverse impact on its reputation and business.

Through the first half of 2006, QXM allowed other mobile handset manufacturers to use its GSM licenses to produce mobile handsets and sell these mobile handsets under its brand name. Although QXM exerted a certain degree of control over the manufacturing processes of these mobile handsets, it had almost no control over most other aspects of the production and sale of these handsets, including raw materials purchases. As a result, mobile handsets produced under these arrangements by the other manufacturers may not have the same quality as the products made by QXM and any product quality claims associated with these mobile handsets may result in adverse publicity for us and harm to our reputation in the market, which may result in a decrease in sales of our mobile handsets and materially adversely affect our financial condition and results of operations.

In addition, although there are no specific laws and regulations in China governing the brand-sharing practice as described above or similar practices, the MIIT and the State Administration of Industry and Commerce launched certain campaigns in the past aimed at stopping practices they considered inconsistent with acceptable industry practices. Should these relevant regulatory authorities decide that QXM’s past brand-sharing practices were unacceptable or contravened existing laws and regulations in China, QXM may become subject to investigations or penalties. Furthermore, if any new regulation prohibiting brand-sharing is promulgated with retroactive effect, QXM’s past brand-sharing practice may be subject to investigation based upon such new regulation, which may result in penalties and may have an adverse effect on us.

QXM must develop or otherwise acquire complex, evolving technologies to use in its business and meet market demand. QXM’s failure to develop or otherwise acquire these complex technologies, or to successfully commercialize such technologies as new advanced products that meet customer demand on a timely basis, will have a material adverse effect on QXM’s business, our ability to meet its targets and its results of operations.

To succeed in the telecommunications markets and meet market demand, QXM must develop or otherwise acquire complex, evolving technologies to use in its business. However, the development and use of new technologies, applications and technology platforms for its mobile handsets involves the commitment of significant amounts of its management’s time, substantial costs and risks both within and outside of its control. This is true whether QXM develops these technologies internally, acquires or invests in other companies with these technologies or collaborates with third parties on the development of these technologies.

The technologies, functionalities and features on which QXM chooses to focus may not achieve as broad or timely customer acceptance as it expects. This may result from numerous factors, including the availability of more attractive alternatives or a lack of sufficient compatibility with other existing technologies, products and solutions. Additionally, even if QXM does select the technologies, functionalities and features that customers ultimately want, QXM or the companies that it works with may not be able to bring them to the market in a timely manner. QXM may also face difficulties obtaining and providing the technologies preferred by its potential customers, or at prices acceptable to them.

In addition, QXM’s products include increasingly complex technologies developed or licensed to it by third parties. QXM may not be able to obtain or maintain necessary or desirable licenses or permits from third parties, with full rights needed to use them in its business, on commercially acceptable terms at such times as it may seek to use them.

QXM relies on a number of technologies licensed from third parties and the loss of some or all of these licenses or failure to renew them on a timely basis could interrupt its production and have a material adverse impact on its business.

QXM relies on a number of technologies licensed from third parties for manufacturing our mobile handsets. For example, it relies on Access China Inc. for certain software supporting wireless application protocol and multimedia messaging service functions. If some or all of such licenses are terminated, or if it fails to renew certain licenses on a timely basis or fails to find alternative suppliers, its production of mobile handsets would be disrupted and its business and financial conditions could be materially adversely affected.

QXM has not applied for patents or registered copyrights for most of its intellectual property and its failure to adequately protect its intellectual property rights may undermine its competitive position, and litigation to protect its intellectual property rights may be costly.

Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. QXM relies primarily on trade secrets and other contractual restrictions to protect its intellectual property. QXM has not applied for patents or registered copyrights in China for most of its inventions, original works of authorship, developments and improvements relating to the mobile handsets it produces. The actions QXM has taken to protect its intellectual property rights may not be adequate to provide it with meaningful protection or commercial advantage. As a result, third parties may use the technologies that QXM has developed and compete with QXM, which could have a material adverse effect on its business, financial condition and operating results.

In addition, policing unauthorized use of proprietary technology can be difficult and expensive. Litigation may be necessary to enforce QXM’s intellectual property rights and the outcome of any such litigation may not be in QXM’s favor. Given the relative unpredictability of China’s legal system and potential difficulties in enforcing a court judgment in China, there is no guarantee that QXM would be able to halt the unauthorized use of its intellectual property through litigation in a timely manner. Furthermore, any such litigation may be costly and may divert management attention away from QXM business and cause QXM to expend significant resources. An adverse determination in any such litigation will impair QXM’s intellectual property rights and may harm QXM’s business, prospects and reputation. In addition, QXM has no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent it is unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse impact on QXM’s business, financial condition and results of operations.

QXM may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against it, could disrupt QXM’s business and subject it to significant liability to third parties, as well as have a material adverse effect on its financial condition and results of operations.

QXM’s success depends, in large part, on its ability to use and develop its technology, know-how and product designs without infringing upon the intellectual property rights of third parties.

QXM’s products include increasingly complex technology and, as the amount of such technologies and the number of parties claiming rights continue to increase, the possibility of alleged infringement and related intellectual property claims against QXM continues to rise. The holders of patents and other intellectual property rights potentially relevant to QXM’s product offerings may be unknown to it, or may otherwise make it difficult for QXM to acquire a license on commercially acceptable terms. There may also be technologies licensed to and relied on by QXM that are subject to infringement or other corresponding allegations or claims by others which could damage its ability to rely on such technologies. In addition, although QXM endeavors to ensure that companies that work with it possess appropriate intellectual property rights or licenses, QXM cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components used in its products or by companies with which QXM works in cooperative research and development activities.

Since all technology standards, including those used and relied on by QXM, include some intellectual property rights, QXM cannot fully avoid risks of a claim for infringement of such rights due to its reliance on such standards. QXM believes that the number of third parties declaring their intellectual property to be relevant to these standards, for example, those standards related to 3G mobile communication technologies as well as other advanced mobile communications standards, is increasing, which may increase the likelihood that QXM will be subject to such claims in its future.

As QXM continues to market and sell its products throughout China, and as litigation becomes more common in China, QXM faces a higher risk of becoming subject to claims for intellectual property infringement. While QXM has not, to date, become subject to these types of claims, it is possible that it may, in the future, become subject to such intellectual property infringement claims. Regardless of whether such claims have merit or are decided in its favor, any such litigation could have a negative impact on its brand, reputation and ability to conduct its business and sell some or all of its products.

QXM’s current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with QXM’s ability to make, use or sell its products in China or other countries. The validity and scope of claims relating to these patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. In addition, the defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of QXM’s technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which QXM may become a party could cause it to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay additional ongoing royalties, which could decrease its profit margins;

•	redesign its products; or

•	be restricted by injunctions,

each of which could effectively prevent QXM from pursuing some or all of its business and result in its customers or potential customers deferring or limiting their purchase or use of its products, which could have a material adverse effect on its financial condition and results of operations.

It may become more difficult to maintain QXM’s quality standards, and problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share. Product liability claims against QXM could result in adverse publicity and potentially significant monetary damages.

QXM’s operating results depend, in part, on its ability to deliver quality products on a timely and cost-effective basis. In the past, QXM’s experienced manufacturing defects as a result of various factors, including defects in component parts and human error in assembly. As mobile handset products become technologically more complex, it may become more difficult to maintain quality standards. If QXM experiences deterioration in the performance or quality of any of its products, it could result in delays in shipments, cancellations of orders or customer returns and complaints, loss of goodwill, and harm to QXM’s brand and reputation. Furthermore, as a result of ongoing technological developments, QXM’s products are increasingly used together with hardware or software components that have been developed by third parties and when a problem occurs, it may be difficult to identify the source of the problem. In addition, some components, such as batteries or software applications, may not be fully compatible with QXM’s products and may not meet QXM’s and QXM’s customers’ quality, safety, security or other standards. The use by customers of QXM products with incompatible or otherwise substandard hardware or software components, while largely outside of QXM’s control, could result in malfunctions or defects in QXM handsets and result in harm to the QXM brand. These problems may lead to a decrease in customers and revenue, harm to the QXM brand, unexpected expenses, loss of market share, the incurrence of significant warranty and repair costs, diversion of the attention of QXM’s engineering personnel from its product development efforts, customer relation problems or loss of customers, any one of which could materially adversely affect QXM’s business.

In addition, QXM contracts with third parties, such as EMS providers, to use their manufacturing facilities to produce its mobile handsets. QXM may be unable to exercise the same degree of quality control over these manufacturing facilities as it can over its own facilities. Any product quality problems associated with the products produced by these third parties may also lead to adverse publicity against QXM, affect QXM’s reputation and cause a decrease in sales of QXM mobile handsets.

As with other mobile handset producers, QXM is also exposed to risks associated with product liability claims if the use of the mobile handsets it sells results in injury, death or damage to property. We cannot predict at this time whether product liability claims will be brought against QXM in the future or the effect of any resulting negative publicity on QXM’s business. QXM does not have product liability insurance and has not made provisions for potential product liability claims. Therefore, QXM may not have adequate resources to satisfy a judgment if a successful claim is brought against it. Moreover, the successful assertion of product liability claims against QXM could result in potentially significant monetary damages and require QXM to make significant payments and incur substantial legal expenses. Even if a product liability claim is not successfully pursued to judgment by a claimant, QXM may still incur substantial legal expenses defending against such a claim.

QXM’s sales and profitability depend on the continued growth of the mobile telecommunications industry, especially in China, and if the mobile telecommunications industry does not grow as it expects or grows at a slower speed than it expects, QXM’s sales and profitability may be materially adversely affected.

QXM derives substantially all of its revenues from sales of mobile handsets in China. The continued development of its business depends, in large part, on continued growth in the mobile telecommunications industry, especially in China, in terms of the number of existing mobile subscribers who upgrade or replace their existing mobile handsets, the number of new subscribers and increased usage. Although China’s wireless telecommunication industry has grown rapidly in the past, it may not continue to grow at the same growth rate in the future or at all.

Furthermore, QXM’s sales and profitability are also affected by the extent to which there is increasing demand for, and development of, value-added services, leading to opportunities for QXM to successfully market mobile handsets that feature those services. To a certain extent, QXM is dependent on third-party mobile telecommunication operators to successfully introduce these value-added services that encourage end users to upgrade or replace their mobile handsets. For instance, mobile telecommunication operators in China have upgraded their networks to offer 3G wireless telecommunication services, which QXM believes will lead to increased demand for enhanced wireless value-added services and, therefore, increased demand for mobile handsets with more advanced technologies in China. Therefore, if mobile telecommunication operators are not successful in their attempts to introduce new services, increase the number of subscribers, stimulate increased usage and drive replacement sales, QXM’s business and results of operations could be materially adversely affected.

These developments in the telecommunications industry are, to a large extent, outside of QXM’s control and any reduced demand for wireless voice and data services, any other downturn or other adverse changes in China’s wireless telecommunication industry could severely harm QXM’s business.

Changes in the regulatory environment for telecommunications systems and services, especially in China, could negatively impact QXM’s business.

The telecommunications industry in China is heavily regulated and regulatory changes may affect both QXM and its customers. For example, changes in regulations that impose more stringent standards for the production of mobile handsets could adversely affect QXM’s business. Similarly, tariff regulations that affect the pricing of new services offered by mobile telecommunication operators could also affect their ability to invest in network infrastructure, which in turn could affect the sales of QXM’s mobile handsets. License fees, environmental, health and safety, privacy and other regulatory changes may increase costs and restrict operations of mobile telecommunication network operators and service providers. The indirect impact of such changes could affect QXM’s business adversely even though the specific regulations may not directly apply to its products or QXM directly.

MIIT has broad discretion and authority to regulate all aspects of the telecommunication and information technology industry in China, including managing spectrum bandwidths, setting mobile handset specifications and standards, approving the adoption of new technologies such as 3G, and drafting laws and regulations related to the electronics and telecommunication industries. MIIT also determines the forms and types of services that may be offered by telecommunication companies to the public, the rates that are charged to subscribers for those services and the content of material available in China over wireless services, including Internet content. In addition, China’s telecommunication regulatory framework is still at a relatively early stage of development, and prone to directional shifts and major structural changes. The PRC government is in the process of drafting a national telecommunication law, which may include new legislation governing the mobile handset industry. If MIIT sets standards with which our company is unable to comply or which would render our products uncompetitive, our ability to sell products could be severely limited, resulting in substantial harm to our operations.

ITEM 4.    INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

From our inception through April 6, 2009, Qiao Xing Universal Resources, Inc. (“Qiao Xing,” the “Company,” “our” or “we”) was principally engaged in the manufacturing and sales of telecommunication terminals and equipment, including mobile phone handsets, and corded and cordless telephone sets, in China. Our history dates back to April 1992 when Mr. Rui Lin Wu, our founder and chief executive officer, established Qiao Xing Telecommunication Industry Co. Ltd. in Huizhou, People’s Republic of China (“PRC” or “China”). We initially were engaged in the original design and manufacturing of corded telephones, whereby products are designed and manufactured to the customer’s requirements and instructions and are marketed under the customer’s designated brand name or without a designated brand name.

Our company, formerly known as Pastiche Investments Limited, was incorporated as an international business company under the International Business Companies Act of the British Virgin Islands on December 6, 1994. As of June 30, 2011, we owned 55.6% of QXM, an international business company incorporated in the British Virgin Islands on January 31, 2002. QXM owns 96.55% of CEC Telecom Co., Ltd., a limited liability company established in China (“CECT”). In addition, we own 100% of China Luxuriance Jade Company, Ltd. (“China Luxuriance” or “CLJC”), which is the sole shareholder of China Huizhou Taiherui Information Technology Co., Ltd. (“Taiherui”). Taiherui is the sole shareholder of Chifeng Zhongtai Mining Company Ltd

(“Zhongtai”). Zhongtai owns 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd. Zhongtai also owns the right to receive the 100% expected residual returns from Chifeng Haozhou Mining Co., Ltd and owns the 100% equity interest in Chifeng Xinyuan Mining Co., Ltd.

Fiscal year 2009 represented a critical year for the Company as we transitioned our business focus from telecommunication terminals to the mineral resources industry, with a focus on several strategically important nonferrous metal mines. In April 2009, we acquired China Luxuriance Jade Co., Ltd. to enter the molybdenum mining and processing industry. In July 2009, we started commercial production of molybdenum concentrate at our molybdenum mine.

Based on the initial success of our molybdenum business as well as an extensive study of China’s macro economic trends, we are further consolidating our strategy to become a pure resources company with meaningful scale and a focus on strategically important metals. As a result of our new strategic direction, we divested our fixed line and low-end mobile phone business on November 30, 2009 and officially changed our corporate name to Qiao Xing Universal Resources, Inc. effective January 28, 2010. On December 31, 2010, we placed the winning bid and completed the acquisition of a 34.53% equity interest in Chifeng Aolunhua Mining Co., Ltd (“Aolunhua”) for Rmb184,860,000 (US$28 million) from a local Chinese government agency. On December 23, 2010, we entered into a Sale and Purchase Agreement with Chifeng Xingu Mining Co., Ltd., a non-affiliated third party, to acquire the 100% equity interest in Chifeng Xinyuan Mining Co., Ltd. (“Xinyuan”) for RMB588 million (US$88.4 million) in cash to be paid in three installments within three months. The closing of the transaction was subject to government approval of transfer of all of the share capital of Xinyuang to the Company, which as of December 31, 2010, had not been received. On January 8, 2011, the Chinese government approved the transfer of the shares of Xinyuan from Chifeng Xingu Mining Co., Ltd. to the Company, we completed the acquisition of a 100% equity interest in Xinyuan and took control of Xinyuan on the same date.

For 2008, our total capital expenditure was about Rmb20 million for property, machinery and equipment.

For 2009, our total capital expenditure was about Rmb114 million (US$ 16.7 million) for property, machinery, equipment and construction-in-progress.

For 2010, our total capital expenditure was about Rmb100 million (US$ 15.3 million) for property, machinery, equipment and construction-in-progress.

Our principal place of business and our executive office is the Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China, 516023, telephone: (011) 86-752-2820-268. We have designated Ben Sowards, 75 S. Milpitas Blvd., 200, Milpitas, CA 95035 as our agent for service of process in the United States.

Initial Public Offering of QXM Shares and Non-Competition Arrangement

QXM conducted an initial public offering of 12,500,000 of its ordinary shares (the “QXM IPO”). The initial offering price of the QXM Shares was US$12.00 per share and the shares were listed for trading on the New York Stock Exchange under the symbol “QXM” on May 2, 2007.

In connection with the QXM IPO, we entered into a non-competition agreement with QXM and Mr. Rui Lin Wu, which became effective upon the completion of the QXM IPO and will remain valid until we or Mr. Rui Lin Wu or any family member of Mr. Rui Lin Wu does not directly or indirectly own any QXM shares, or until termination of such agreement through the written consent of the parties. The agreement provides that we and Mr. Rui Lin Wu will not, and will procure our subsidiaries and Mr. Wu’s family members to not, solely or jointly, or through any person, company, enterprise or unit other than QXM and its subsidiaries, develop, carry on, participate in, engage in, or be involved in any business or activities that result in or may result in direct or indirect competition with QXM’s business.

Acquisition of China Luxuriance Jade Company, Ltd. and commencement of diversification into the resources industry

On April 6, 2009, we acquired a 100% equity interest in CLJC in a cash-and-stock transaction from Mr. Wu Rui Lin, the president of the Company. CLJC was valued at approximately US$110 million. We paid US$30 million in cash and issued 40,000,000 shares of the Company’s common stock valued at US$2.00 per share to Mr. Wu Rui Lin. The closing share price of the Company’s common stock as of the acquisition date was US$1.73 per share. We also issued 2,100,000 shares to a financial consulting firm and 100,000 shares to a law firm for services in connection with the acquisition.

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

The members of the Committee and their respective relationship with the Company and our Board of Directors is as follows:

(i) Mr. Qian Mao Gen, senior geological engineer, was engaged as a consultant to the Company in connection with our diversification efforts into the resources industry in 2007 and was appointed as a member of the Committee in February 2009.

(ii) Mr. Peng Bin, geological engineer, was engaged as a consultant to the Company in connection with our diversification efforts into the resources industry in 2007 and appointed as a member of the Committee in February 2009.

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

Mr. Wu and the Committee agreed that the consideration for the Acquisition should be based on the valuation report of a reputable valuation firm. Our management recommended American Appraisal China Limited to the Committee. The Committee had a discussion with Mr. Wu, and both parties agreed to engage American Appraisal China Limited to serve as the internal valuator for the Acquisition and required American Appraisal China Limited to provide to the Committee a price range in its valuation report to facilitate the negotiation between the Committee and Mr. Wu. American Appraisal is a large independent worldwide valuation consulting firm with more than 50 offices in five continents, providing multi-disciplined appraisal services in business, real estate and industrial valuation. American Appraisal China Limited does not have any past and present affiliations with the Company other than prior valuation projects which it performed for us in the past.

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

For more than ten years, Qiao Xing and its subsidiaries have operated in the telecommunication terminal industry. However, there has been significant shrinkage in the indoor phone business industry and there is intense pricing competition war in the mobile phone market. In order to maintain our long-term growth momentum and sustained profitability, roughly three years ago, our management team started to explore the opportunities and arenas for our diversification strategy. Upon completion of our due diligence and market research, we selected this copper-molybdenum poly-metallic mining company as our first diversification target.

As a rare metal and a non-renewable resource of great strategic importance, molybdenum is widely used in many areas, including the iron and steel melting industries. We expect that the opportunities for the iron and steel melting industries will further stimulate the demands for molybdenum concentrate products. We believe that our diversification into the mineral resources industry was one of the major strategic measures we have implemented to ensure our continued sustainable development into the future.

Purchase of US$30,000,000 of Convertible Notes of QXM

We entered into a Sales and Purchase Agreement dated March 31, 2009 with DKR Sound Shore Oasis Holding Fund, Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. pursuant to which we purchased US$30,000,000 aggregate principal amount of Convertible Notes (the “Notes”) of QXM from these three non-affiliated original purchasers of the Notes. The three non-affiliated original purchasers of the Notes are sister funds of a hedge fund and, due to their need for and lack of liquidity regarding the Notes, had approached us in late 2008 — early 2009 and offered to sell the Notes to us at a discounted aggregate purchase price of US$24,000,000.

In accordance with the terms of the Notes, the holders of the Notes had the right of optional redemption on November 15, 2009.

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

Disposal of Qiao Xing Communication Holdings Limited

We owned 100% of Qiao Xing Communication Holdings Limited (“QXCH”), which owned 90% of Huizhou Qiao Xing Communication Industry Co., Ltd. (“HZQXCI”). HZQXCI’s principal business was the manufacture and sale of COSUN — branded economy mobile handsets for the PRC market. Through HZQXCI, we had conducted the business of research and development and distribution of mobile phones and the design and distribution of fixed line telephones, wireless telephones and fax machines.

On November 30, 2009, we sold 100% of our equity interest in Qiao Xing Communication Holdings Limited (“QXCH”) to Dragon Fu Investment Limited (“DFIL”) for a total consideration of Rmb75,000,000 (US$10,989,000), resulting in a gain on disposal of discontinued operations of Rmb144.2 million (US$21.1 million). The total purchase price consideration was based upon an appraisal report to the Company, as well as negotiations between the parties. In addition, in accordance with the sales agreement, DFIL undertook to repay as a primary obligor, or to cause QXCH’s subsidiary to repay, the outstanding loan of RMB236,102,000 which was due from a QXCH subsidiary to us, in three installments but no later than November 30, 2010. As of December 31, 2010, this outstanding loan was fully repaid to the Company.

Restructured 2006 Unsecured Convertible Notes (“2006 Notes”)

On November 3, 2009, the Company signed an Amendment and Exchange Agreement with two institutional investors that owned US$26 million principal amount of 2006 Notes issued by the Company in October 2006, and issued US$24 million aggregate principal amount of 0% unsecured restated senior convertible notes (“0% Restated Notes”) to these two institutional investors in exchange for the 2006 Notes. In addition, the Company issued 2,400,000 shares of common stock of the Company to these two institutional investors. The institutional investors also waived the interest accrued on the 2006 Notes over the first four months of 2009 as part of the restructuring.

The Company and the two holders of the 2006 Notes started negotiations with respect to the restructuring prior to the Maturity Date and agreed to the basic terms and conditions for the restructuring in June 2009 (“June Terms”).

Pursuant to the Amendment and Exchange Agreement, the 0% Restated Notes could be converted into the Company’s common stock by the note holders. We were obligated to repay the principal of the 0% Restated Notes in eight installments prior to July 3, 2010, in the form of, at our option, cash or common stock.

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

In May 2010, we repaid the remaining outstanding US$780,000 of the principal amount of the 0% Restates Notes and the 0% Restated Notes have been cancelled and retired.

Proposed privatization of QXM

On September 8, 2010, we delivered a letter to the Special Committee of QXM’s board of directors proposing to acquire all outstanding shares of QXM that we did not currently own, by way of a Scheme of Arrangement (the “Proposed Offer”) under BVI law. We proposed to pay: (i) US$0.80 (as adjusted for any stock splits, stock dividends or similar adjustments to the outstanding shares) in cash plus (ii) 1.9 shares (as adjusted for any stock splits, stock dividends or similar adjustments to the outstanding shares) of our common stock per QXM share to shareholders of QXM other than us (the “Minority Shareholders”). We asked the Special Committee of QXM to advise it whether the Special Committee believed it would be prepared to recommend to the Minority Shareholders of QXM that they accept the Proposed Offer by September 17, 2010. The letter further indicated that if the Special Committee was not prepared to recommend to the Minority Shareholders that they accept the Proposed Offer, we may proceed to make the Proposed Offer directly to the Minority Shareholders.

On September 17, 2010, following a request by the Special Committee, we announced that we had extended the time for the Special Committee to respond to our Proposed Offer until Wednesday, September 22, 2010. We indicated in our response that if the Special Committee failed to respond to the Proposed Offer by Wednesday, September 22, 2010 or was not prepared to recommend to the Minority Shareholders of QXM that they accept the Proposed Offer by that time, we intended to proceed to make the Proposed Offer directly to the Minority Shareholders.

On September 22, 2010, the Special Committee sent a letter to us stating it was still evaluating the Proposed Offer. Following this letter, on the same date, we announced that we were preparing documentation to make the Proposed Offer directly to the shareholders of QXM and did not intend to change the terms of the Proposed Offer.

Following this announcement, on October 22, 2010, we filed a Schedule 13E-3, to which the Scheme of Arrangement (the “Scheme Document”) was attached as an exhibit. We and Mr. Rui Lin Wu filed amendments to the Schedule 13E-3 on November 26, 2010, December 6, 2010, March 4, 2011, March 28, 2011 and April 11, 2011. At a meeting held on December 31, 2010, the board of directors of QXM (the “QXM Board”) authorized the Scheme to be put forward by QXM to the holders of the Minority Shares for their consideration. On April 7, 2011, according to QXM’s notification and public announcement, the QXM shareholders meeting at which the Proposed Offer was to be considered was adjourned permanently for lack of quorum. Therefore we did not proceed with the Proposed Privatization via Scheme of Arrangement.

Acquisition of equity interest in Chifeng Aolunhua Mining Co., Ltd

On December 28, 2010, our subsidiary, Chifeng Xinsheng Mining Co., Ltd (“Xinsheng”) placed the winning bid and completed the acquisition of a 34.53% equity interest in Aolunhua for Rmb184,860,000 (US$28 million) from a local Chinese government agency. The consideration for the bid was paid in two cash installments. As of December 31, 2010, we had paid Rmb92,430,000 (US$14 million). The remaining balance of Rmb92, 430,000 (US$14 million) was paid on June 8, 2011.

Aolunhua owns an open-pit copper-molybdenum mine (the “Mine” or “Aolunhua Mine”) covering 14.38 square kilometers. The Mine is located in Ar Horqin Banner, in Chifeng City in the Inner Mongolia Autonomous Region, and has economical access to transportation, water, and electricity. According to a domestic technical report, the Mine has reserves of 372.9 million tons of ore that contains 159,293 tons of molybdenum metal at a grade of approximately 0.0663%, as well other byproducts such as 26,000 tons of copper and 100 tons of silver metal. The Mine’s designed annual processing capacity is 4.29 million tons of ore, which can yield 5,000 tons of molybdenum concentrate and 5,000 tons of copper concentrate on average grades basis. Commercial operation began in September 2009 and reached a daily processing capacity of 15,000 tons of ore by the end of 2009. In 2010, the Mine processed a total of 4.49 million tons of ore, which yielded 4,496 tons of 53.43% molybdenum concentrates (which contained 1,968 tons of molybdenum metal), and 2,861 tons of copper concentrates (which contained 515 tons of copper metal and 2.8 tons of silver metal).

Aolunhua was originally majority-owned by two Chinese state-owned enterprises (“SOEs”), which owned 34.53% and 34.46%, respectively, and one private investor (who owned 25.97%). In order to increase efficiency, one State-owned enterprise controlled by the local government agreed to transfer its 34.53% equity interest to a publicly listed company. The transfer of this equity interest was subject to standard procedures required by the PRC for the transfer of SOE properties (including a public bidding process). We intend to acquire a controlling stake in Aolunhua in the near future.

Acquisition of Xinyuan

On December 23, 2010, our subsidiary, Chifeng Zhongtai Mining Co., Ltd (“Zhongtai”) entered into a Sale and Purchase Agreement with Chifeng Xingu Mining Co., Ltd., a non-affiliated third party, to acquire the 100% equity interest in Balinzuo Banner Xinyuan Mining Co., Ltd. (“Xinyuan”) for RMB588 million (US$88.4 million) in cash to be paid in three installments within three months. The closing of the transaction was subject to government approval of transfer of all of the share capital of Xinyuang to Zhongtai, which as of December 31, 2010, had not been received. As of December 31, 2010, the first installment at amount of Rmb352.8 million (US$53.5 million) has paid to Chifeng Xingu Mining Co., Ltd.

On January 8, 2010, the Chinese government approved the transfer of the shares of Xinyuan from Chifeng Xingu Mining Co., Ltd. to Zhongtai, we completed the acquisition of a 100% equity interest in Xinyuan and took control of Xinyuan on the same date. The second installment for the acquisition at amount of Rmb176,400,000 (US$26,727,000) was paid on January 14, 2011, and the third installments at amount of Rmb58,800,000 (US$8,909,000) was paid by us on February 28, 2011.

Xinyuan owns a mining license for a lead-zinc-copper mine that covers 3.3233 square kilometers in Wulandaba Suma, Balinzuo Banner, in the Inner Mongolia Autonomous Region of the People’s Republic of China (the “Xinyuan Lead-zinc-copper Mine” or the “Mine”). According to the Independent Technical Review (“ITR”) issued by John T. Boyd Company, one of the largest independent consulting firms in the world serving the mining, financial, utility and related industries, the Xinyuan Lead-zinc-copper Mine is verified to have ore reserves of 9,749,000 tons, which primarily contains 1.44% lead, 2.64% zinc and 0.59% copper. The Mine, with well-developed infrastructure, including water and power supplies as well as transportation, and an experienced technical and management team, started operation in March 2010 and had processing capacity of 500 tons of ores per day as of December 31, 2010.

It is expected that its processing capacity will be improved significantly up to 2,000 tons of ores per day by the end of 2011. Should the capacity expansion plan be fulfilled, the remaining life of the Mine would be around 18 years. The Mine will produce lead, zinc and copper concentrates to supply smelters in Chifeng and surrounding areas in China. In addition, silver and cobalt are also expected to be recovered in commercial quantities, as part of the main concentrate products.

B. BUSINESS OVERVIEW.

Prior to fiscal year 2009, we were principally engaged in the design, manufacture and sale of telecommunication terminals and equipment in the PRC, including primarily in-house corded and cordless telephone sets under the trademark of “Qiao Xing”.

For the fiscal year ended December 31, 2010, we classified our products into two core business segments, mobile phones and mining. In view of the fact that we operate principally in Mainland China, no geographical segment information is presented.

	2008	2009	2010
	Rmb’000	Rmb’000	Rmb’000
Net sales:
Mobile phones	2,153,873	1,632,912	855,543
Mining business	—	193,887	300,400
Indoor phones	441,075	—	—

	2,594,948	1,826,799	1,155,943

QXM and Its Subsidiary CECT’s Business Overview

QXM is a domestic manufacturer of mobile handsets in China. It manufactures and sells mobile handsets based primarily on the GSM global cellular technologies. QXM operates its business primarily through CECT, its 96.6% owned subsidiary in China. QXM’s products have historically been sold primarily under the “CECT” brand name, and beginning in May 2008, under the new “VEVA” brand.

QXM develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. QXM sold approximately 2.12 million and 1.24 million handset products in 2009 and 2010, respectively. The average selling price of QXM’s handsets was RMB 735 in 2009 and RMB 672 ($102) in 2010.

QXM’s in-house handset development teams are based in a research and development centers in Beijing. QXM closed its research and development center in Huizhou in 2010. Its in-house research and development teams developed a number of handset designs and certain technologies used in producing its handsets, such as mobile phone application software, user-friendly product interfaces and printed circuit board designs, including baseband designs and radio frequency circuit designs that contribute to its ability to produce differentiated handsets. QXM also sources certain software and hardware designs used in producing its handsets from third-party designers to complement its in-house development capabilities.

QXM currently has one main handset manufacturing facility in Huizhou City, Guangdong Province, China. This facility is equipped with three SMT lines and seven assembly and testing lines. It historically outsourced and continues to outsource the manufacturing of a substantial portion of QXM’s products to EMS providers. QXM produced approximately 0.21 million units in its Huizhou facility in 2009 and 7,000 units in 2010. It sourced approximately 1.91 million units in 2009 and 1.22 million units in 2010 through EMS providers.

Substantially all of its products are sold in China. QXM sells its products primarily to its national distributors, provincial distributors and TV direct sales distributors, which resell its products to end customers either directly or through their own distribution networks, which are typically composed of local distributors and retail outlets. QXM’s distribution network includes four national distributors, 38 provincial distributors and three TV direct sales distributors. In addition, certain of its distributors and other third parties provide repairs and other after-sales services to its end customers through after-sales service centers located throughout China.

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

General description

Under the “Mineral Resource Law of the PRC,” the state owns all mineral resources. Parties can obtain mining or exploration permits for conducting such activities in a specific area during a specified license period. The permits are generally extendable at the end of the permit period. Haozhou initially obtained an exploration permit for an area of 27 square kilometers. Haozhou obtained an expansion to this permit to the present-day 53.9 square kilometers in 2008. In June 2009, Haozhou obtained a mining permit authorizing extraction for a 4.8 square kilometer area to a subsurface elevation of 279 meters. The exploration license is originally valid from October 2008 to October 2010, and the mining permit is valid from March 2010 to March 2013. Haozhou extended the exploration licenses to October 2011 in year 2010 and fully expects to be able to extend these permits when they expire. The permitted mining area includes the West District containing Deposits I, II and III, and the East District, containing Deposit IV. The two districts are about 5 kilometers apart and are connected by a paved highway.

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

Location, access and traffic, climate, physiography and infrastructure

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

Marketing

In 2009, with stimulus policies gradually put in place worldwide, market demand for molybdenum increased and the global average molybdenum price increased by approximately 1.3 times after bottoming out. In 2010, economies including the United States, Europe and Japan registered positive quarter-on-quarter growth for four consecutive quarters, signaling the end of a recession and the beginning of a recovery. However, due to the slow recovery of real economies in most developed countries, the molybdenum products prices are basically undergoing stable corrections without much fluctuation.

The price of molybdenum products in 2010 remained largely as it was in 2009 by fluctuating within a narrow range at the lower end, with an ongoing hike in the first quarter of 2010, followed by a slump to the bottom from mid-March to mid-July in 2010, then a modest rise from mid-July and another fall after mid-August in 2010, mainly attributable to the decline of demand from the iron and steel industry, as a result of the bold rectifications on the iron and steel industry in terms of energy saving and emission reduction by the country. Driven by a mix of reasons, the molybdenum price saw signs of rebound in mid-October 2010, mainly due to the supply shortage from molybdenum manufacturers in Henan given the energy saving, emission reduction and power rationing within the province, and partially due to the temperature plunge in northeast regions which put stress on transportation and production.

The domestic molybdenum market price was basically in line with the international price. In the first half of 2010, the average price of domestic molybdenum concentrates was approximately RMB2,200/metric tonne unit, which bottomed at less than RMB2,000/metric tonne unit at the beginning of the year and the end of June; it dropped further to RMB1,950/metric tonne unit at the end of June and peaked at RMB2,400/metric tonne unit at the end of February and the beginning of March. In the second half of 2010, the average price of domestic molybdenum concentrates was approximately RMB2,000/metric tonne unit, with its lowest at RMB1,900/metric tonne unit and RMB1,920/metric tonne unit in July and September, respectively. In the second half of 2010, the market performed relatively better in August and November, during which the price stabilized at RMB2,050/metric tonne unit (in August) and above RMB2,150/metric tonne unit (in November) respectively, and posted a record high at RMB2,170/ metric tonne unit for the period. Excluding the value-added tax on imports, the international and domestic prices were almost on par. Provided a value-added tax rate of 17%, however, the international price was slightly higher than the domestic price. As opposed to the volatile fluctuations in 2008 and 2009, the molybdenum price in 2010 was generally stable with modest price changes and proper self-adjustments corresponding to the demands from home and abroad.

Haozhou entered into a sales agreement with two third party molybdenum metal producers and sells all of its molybdenum concentrates to them at the market price of molybdenum concentrates on a Rmb/metric tonne unit basis. The table below shows the high, low and average prices of molybdenum concentrate sold by Haozhou on the Rmb/metric tonne unit basis:

Period	Low	High	Average
	Rmb/ metric tonne unit	Rmb/ metric tonne unit	Rmb/ metric tonne unit
2009	1,950	2,650	2,160
January 2010	2,100	2,150	2,122
February 2010	—	—	—
March 2010	2,300	2,350	2,326
April 2010	2,300	2,320	2,310
May 2010	2,220	2,300	2,258
June 2001	2,000	2,020	2,010
July 2010	1,920	1,950	1,934
August 2010	2,050	2,050	2,050
September 2010	1,950	2,050	1,993
October 2010	1,960	2,070	2,005
November 2010	2,170	2,170	2,170
December 2010	2,050	2,070	2,055

2010	1,920	2,350	2,109

Haozhou started its commercial production of molybdenum concentrate in July 2009. Consolidated revenues from CJLC were Rmb193.9 million for 2009 and Rmb300.4 million (US$45.5 million) for 2010. During the second half of 2009, 1,920 tonnes of molybdenum concentrate containing 925 tonnes of molybdenum metal were sold at an average sales price of Rmb2,160/metric tonne unit. In 2010, 3,464 tonnes of molybdenum concentrate containing 1,665 tonnes of molybdenum metal were sold at an average sales price of Rmb2,109/metric tonne unit (equal to Rmb180,420 (US$27,336) per tonne of molybdenum metal (also equal to US$12.40 per pound of molybdenum metal contained)).

Summary of ore reserves and mineralized material

Recoverable proven and probable reserves summarized below have been calculated as of December 31, 2010, in accordance with Industry Guide 7 as required by the Securities Exchange Act of 1934. Proven and probable reserves may not be comparable to similar information regarding mineral reserves disclosed in accordance with the guidance in other countries. Proven and probable reserves were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry, as more fully discussed below. The term “reserve”, as used in the reserve data presented here, means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The term “proven reserves” means reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes and grade and/or quality are computed from the results of detailed sampling from sites where inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of the reserves are well established. The term “probable reserves” means reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Ore reserve estimates are based on the latest available geological and geotechnical studies. We conduct ongoing studies of our ore bodies to optimize economic values and to manage risk. We revise our mine plans and estimates of proven and probable mineral reserves as required in accordance with the latest available studies. The following estimate of proven and probable reserves is based on an Independent Technical Review dated

December 29, 2007 prepared by Behre Dolbear Asia, Inc., independent experts in mining, geology and reserve determination. Since December 29, 2007, there have not been significant exploration activities on the Erdaoyingzi Molybdenum Mining Property. The estimate of proven and probable reserves at December 31, 2010 has been prepared by the Company’s employees taking into account the amount of reserves produced commencing in June 2009 and by updating the assumptions in the Company’s mine plan for the property. Estimated proven and probable reserves at December 31, 2010 were determined using a long-term average molybdenum concentrate price of Rmb2,146/metric tonne unit, which equals to US$17.0 per pound of molybdenum metal. The average molybdenum price during the last three years has averaged US$18.58 per pound according to Platts Metals Week. In defining our underground mineral reserves, we use a break-even cut-off grade to define the in-situ reserves. The cut-off grade of the molybdenum ore in the Company’s estimated proven and probable reserves is 0.06%.

Erdaoyingzi Molybdenum Recoverable Ore Reserve Summary at December 31, 2010

Ore Reserve Category	Tonnage (kt)	Mo Grades (%)	Contained Mo Metals (t))
Proved	2,135.2	0.40	8,541
Probable	5,083.0	0.38	19,547
Total	7,218.2	0.39	28,088

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

Erdaoyingzi Molybdenum Mineralized Material Summary at December 31, 2010

Tonnage (kt)	Mo Grades (%)
1,958.6	0.37

Mining operation

Currently on site, there is a concentrator with a design capacity of 1,800 tonnes per day, crushing facilities, dry facilities, various offices, one rock dump with sand dams, a tailings management facility and the Erdaoyingzi underground mine.

In 2010, Haozhou completed the access to Deposits I, II and III in East District and reached mining capacity of 1,800 tonnes per day. Haozhou is also working on the stripping of Deposit IV and expects to expand the access to Deposit IV in 2011. As at December 31, 2010, net book value of Haozhou amounted to Rmb833.5 million (US$126.3 million).

With commercial production of molybdenum concentrate started in July 2009, the total cost of sales incurred in Haozhou for the second half of 2009 amounted to Rmb93.3 million. During the second half of 2009,

Haozhou produced 263,000 tonnes of ore and milled 262,000 tonnes. The average grade of the ore produced was 0.402%. 1,930 tonnes of molybdenum concentrate containing 930 tonnes of molybdenum metal were produced. The average recovery rate of the ore milled was 88.44%. Average cost of sales per tonne of molybdenum metal produced for 2009 was Rmb100,360, which equals to Rmb45.62 per pound.

In 2010, the total cost of sales incurred in Haozhou amounted to Rmb173.5 million (US$26.3 million). Haozhou produced 487,510 tonnes of ore and milled 483,967 tonnes. The average grade of the ore produced was 0.39%. 3,465 tonnes of molybdenum concentrate containing 1,668 tonnes of molybdenum metal were produced. The average recovery rate of the ore milled was 88.40%. Average cost of sales per tonne of molybdenum metal produced for 2010 was Rmb104,223 (US$15,791), which equals to Rmb47.27 (US$7.16) per pound.

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

The following table is a geological plan map of the Erdaoyingzi molybdenum deposit showing the distribution of the four ore bodies.

Exploration

The Company acquired CJLC in April 2009 and focused on the commencement of operations of the molybdenum mine. No further exploration was conducted on the Mine during 2009 and 2010. The Company expects to explore the remaining 21.56 square kilometers of the property in the future.

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

The principal regulations governing the mining business in the PRC include:

•	China Mineral Resources Law, which requires a mining business to have exploration and mining licenses from provincial or local land and resources agencies.

•	China Mine Safety Law, which requires a mining business to have a safe production license and provides for random safety inspections of mining facilities.

•	China Environmental Law, which requires a mining project to obtain an environmental feasibility study of the project.

The Guidance to Businesses by Foreign Investments revised in 2007 by the Chinese government does not allow foreign investments into the fields of exploration, development and mining of molybdenum in China. According to this regulation, a molybdenum mine can not be owned directly by foreign companies. Accordingly, we could not acquire Haozhou directly.

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

Sustainable development

We have conducted a mine life analysis for the Erdaoyingzi mining property based on the December 31, 2010 ore reserve estimates and the 2011 full production rate at the full designed capacity. It can be seen that the ore reserves are expected to be sufficient to support production at the 2011 production level for 13.4 years for the Erdaoyingzi deposit. This ore reserve mine life may change significantly in the future.

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

According to the Sewage Charge Fee Table and Calculation Basis issued by the Inner Mongolia Environmental Protection Bureau, mining companies need to pay to the State Treasury a sewage charge at a rate of RMB15 per tonne of extracted ore, multiplied by 0.94. Haozhou recorded a total output of about 483,967 tonnes and 262,703 tonnes of ores for the years ended December 31, 2010 and 2009, respectively, and, accordingly, its sewage charges totaled RMB10,512,548 (US$1,592,810) for the past two years. As of the date of this Report, we have not received the notice on payment of discharge fees from Inner Mongolia Environmental Protection Bureau yet.

Pursuant to the “Mineral Resources Law,” “Land Administration Law of the PRC” and “Rules on Land Rehabilitation,” exploitation of mineral resources shall be conducted in compliance with the legal requirements on environmental protection so as to prevent environmental pollution. With respect to any damage caused to cultivated land, grassland or forest as a result of exploration or mining activities, mining enterprises shall restore the land to a state appropriate for use by reclamation, re-planting trees or grasses or such other measures as are appropriate to the local conditions. In the event that the mining enterprise is unable to rehabilitate or the rehabilitation does not comply with the relevant requirements, the mining enterprise shall pay a fee for land rehabilitation. Upon the closure of a mine, a report in relation to land rehabilitation and environmental protection shall be submitted for approval. Enterprises that fail to perform or satisfy the requirements on land rehabilitation will be penalized by the relevant land administration authority. In Chifeng City, mining companies pay a one-time fee to the State Treasury equal to Rmb15,000 – Rmb75,000/ hectare as determined through negotiations with government authorities and based upon the underground areas which have been mined and the nature of the mine. Haozhou recorded a liability for mine restoration of Rmb324,750 (US$47,576) based on 4.33/hectare of mining areas (the areas being mined in 2009 and 2010) at RMB75,000/hectare.

In accordance with the “Law on Prevention of Environmental Pollution Caused by Solid Waste of the PRC,” entities and individuals collecting, storing, transporting, utilizing or disposing of solid waste shall take precautions against the spread, loss and leakage of such solid waste or adopt such other measures for preventing such solid waste from polluting the environment. The operations of Haozhou do not cause any release of solid waste to the environment.

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

C. ORGANIZATIONAL STRUCTURE AS OF JULY 15, 2011:

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

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto and Item 3.A. Selected

Financial Data. The amounts reflected in the following discussion are in Rmb. Translation of amounts for 2010 from Rmb into United States dollars (“US$”) is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = Rmb6.6000 on December 31, 2010.

We were incorporated in the British Virgin Islands (the “BVI”). We, and our subsidiaries, (the “Group”) are principally engaged in (i) the production and sale of mobile phones and accessories in the People’s Republic of China (the “PRC”); and (ii) the production and sale of molybdenum, copper, lead and zinc concentrates in the PRC.

HIGHLIGHTS

–

Net loss for 2010 was Rmb55.5 million (US$8.4 million), or Rmb0.61 (US$0.09) per basic and diluted common share, which included a non-cash unrealized gain on common share purchase warrants of Rmb48.7 million (US$7.4 million), or Rmb0.53 (US$0.08) per basic and diluted common share.

–

Non-cash unrealized loss on common stock purchase warrants of Rmb48.7 million (US$7.4 million) for 2010 was the result of a requirement under US GAAP to account for our outstanding common stock purchase warrants as a derivative, with changes in the fair value recorded in net income (loss).

–

Consolidated revenues for 2010 were Rmb1,155.9 million (US$175.1 million). Among them, Rmb855.5 million (US$129.6 million) were contributed by the telecommunication business of QXM, down approximately 47.6%; Rmb300.4 million (US$45.5 million) were contributed by the mining business of CLJC, increased approximately 54.9%.

–

Operating cash flows were Rmb25.0 million (US$3.8 million). Total cash and cash equivalents at December 31, 2010 were Rmb3,178.2 million (US$481.5 million), compared to Rmb3,709.5 million as of December 31, 2009.

–	Highlights of the mining business:

i)	Consolidated revenues from the mining business for 2010 were Rmb300.4 million (US$45.5 million), compared to Rmb193.9 million in 2009; the business generated a gross profit of Rmb126.9 million (US$19.2 million) in 2010, compared to Rmb100.6 million in 2009; net income from the mining business in 2010 was Rmb90.6 million (US$13.7 million), compared to Rmb64.2 million in 2009.

ii)	Molybdenum concentrate production in 2010 was 3,465.1 tonnes, which contained 1,667.6 tonnes (3.68 million pounds) of molybdenum metal, compared to 1,929.6 tonnes of molybdenum concentrate contained 929.9 tonnes of molybdenum metal produced in 2009.

iii)	Average cost of sales per tonne of molybdenum metal produced for 2010 was Rmb104,223 (US$15,791), equals to Rmb47.27 (US$7.16) per pound; compared to Rmb100,360 average cost of sales per tonne of molybdenum metal (Rmb45.62 per pound) in 2009. (The final mining product of the Company is molybdenum concentrate, so the cash cost does not include the cost of smelting since the Company does not engage in smelting operations).

iv)	Capital expenditures incurred in the mining business were Rmb98.3 million (US$14.4 million) for 2010, compared to Rmb113.0 million in 2009. All of the capital expenditures incurred in 2010 were for the mines.

OUTLOOK

Telecommunication business of QXM

China is the world’s largest wireless telecommunication market in terms of subscribers. The mobile phone penetration rate in China is still considerably lower than most of the more developed countries and we believe that it has the potential to increase significantly in the next several years. Historically, the mobile telecommunication subscription and handset demand growth took place in China’s large cities, such as Beijing, Shanghai and Guangzhou. More recently, however, the demand growth is increasingly driven by medium and small cities and rural areas, which still have low penetration rates and benefit from favorable government policies, such as universal service obligations imposed upon mobile telecommunication operators in China, and the increasing affordability of handsets, mainly due to the higher average standard of living across China.

We have observed the following key industry trends and characteristics in the mobile handset industry in China:

Growing affordability of mobile handsets

Living standards in China continue to improve and the cost of wireless network usage and mobile handsets continues to decrease through the development of technology and intensifying competition. Mobile handsets have evolved from luxury products into common electronic consumer goods in China with ownership becoming increasingly affordable. These factors drive both the continued growth of first-time users and replacement demand from existing users.

Continuing growth increasingly driven by replacement demand

In addition to growth from first-time mobile phone users, handset demand growth in China has increasingly been driven by replacement demand and, to a lesser extent, secondary phones. Key factors driving this trend include the increasing affordability of mobile phones and the incessant and rapid improvement in their functionality and usefulness through technological innovations.

Increasing demand for differentiated mobile handsets with more functions and personalized features

As mobile phones have become more sophisticated, Chinese mobile telecommunication operators have begun to make more data and other wireless value-added services available on handsets. Doing so is enabling a growing convergence between wireless communications and traditional media, such as TV, radio and magazines, and new media such as the Internet. The result is that mobile phones are now more than just communication devices and are increasingly being used for a variety of personal, work and entertainment purposes. This convergence has made mobile phones more useful for consumers in China and has increased demand for sophisticated, yet affordable, handsets. Furthermore, we believe consumers in China, particularly younger generations, often view mobile handsets as fashion accessories, preferring customized and distinctive mobile handset products with greater functionality.

We believe the future success of mobile handset producers in China will, to a large extent, depend on their ability to offer distinctive products that stand out from those offered by their competitors. Successful products are typically those with distinctive features that are popular with different users. The product life cycle of mobile handsets has been shortened significantly compared to the recent past as new handsets with advanced features and different look and feel are continually being launched in this fast evolving market. To succeed, mobile handset brand owners must constantly and rapidly introduce to the market new handsets with enhanced look and feel and functionality but expect to sell them in lower volumes for each model.

Continual evolution of wireless network technologies

Wireless network technologies have been continually evolving at a rapid pace. Most mobile handsets are currently based on 2G or 2.5G wireless technology. 2.5G technology enables mobile handsets to offer more features, such as Internet access through mobile phones using wireless application protocol technology and multimedia messaging service. Bridging between 2.5G and 3G, 2.75G technology allows data transmission speed of up to 384Kbps. This enhanced data speed has extended the service scope of current wireless infrastructure before the new 3G networks were deployed. 3G allows a significantly higher data transmission speed at a maximum of 2 to 2.5 Mbps, which enables users to access more features and applications on their mobile phones, such as online mobile gaming and video communication or downloading. In January 2009, MIIT issued 3G licenses to China Mobile (TD-SCDMA), China Unicom (CDMA2000) and China Telecom (WCDMA).

Highly competitive market

Although demand for wireless handsets in China is increasing, competition in the mobile handset market in China is intense. While international mobile handset brand owners have achieved substantial market share, new Chinese mobile handset brands and handsets are continually being introduced to the market. We believe competition is being fought on multiple fronts such as cost, functionality and industrial design. The market is continuously evolving and the ability to quickly interpret and adapt to trends is a key driver of success.

As a result of this intense competition, profit margins on handsets have continuously been shrinking. In order to maintain our long-term growth momentum and sustained profitability, roughly three years ago our management team started to explore diversification opportunities. After reviewing several options, we selected copper-molybdenum poly-metallic mining as our first diversification target.

We cannot assure you that we will benefit from the projections and trends regarding the mobile handset industry set forth in this section.

Mining business of CJLC

Molybdenum market

During the fourth quarter of 2010, the average Platts Metals Week published price for molybdenum oxide was $15.74 per pound compared to $15.73 per pound in the first quarter of 2010, $16.41 per pound in the second quarter of 2010 and $14.98 per pound in the third quarter of 2010. Since December 31, 2010, the monthly average price for molybdenum oxide, as published in Platts Metals Week, has gradually increased, with the monthly average Platts Metals Week published price in January 2011 of $16.99 per pound and for the week of February 21, 2011 was $17.85 per pound of molybdenum for drummed oxide. We anticipate that over the remainder of 2011, the price for molybdenum oxide will continue to be volatile but will gradually increase with the expected improvement in worldwide molybdenum bearing steel production, for this reason among others, we have decided to look for other acquisition opportunities in the PRC.

There can be no assurance, however, that molybdenum demand will continue to strengthen or that molybdenum prices will further improve. Any significant weakness in demand or reduction in molybdenum prices may have a material adverse effect on our results of operations, financial condition and cash flows. For every US$1 increase in the molybdenum price, the net income for 2010 would have increased US$2,285,000. For every US$1 decrease in the molybdenum price, the net income for 2010 would have decreased US$2,285,000.

Capital expenditures for 2011 are expected to be Rmb18.6 million (US$2.8 million), comprised of Rmb12.9 million (US$2.0 million) in capital expenditures for the mines and Rmb5.7 million (US$0.9 million) for the mill.

Anticipated productive lives of mineral properties, facilities and equipment

We have conducted a mine life analysis for the Haozhou Mine based on the December 31, 2010 ore reserve estimates and the 2011 full production rate at the full designed capacity. It can be seen that the ore reserves are expected to be sufficient to support production at the 2011 production levels for 13.4 years for the Erdaoyingzi deposit. This ore reserve mine life may change significantly in the future due to the following reasons:

1.	Additional exploration and development of the mines could convert some of the existing mineralized material to proven and probable ore reserves. These new ore reserves would increase the mine life.

2.	Additional exploration may also find additional proven and probable reserves or mineralized material resources within the exploration license areas. Some of these additional mineral resources might be converted to ore reserves, which would extend the mine life.

3.	Changes in the production rate would also change the mine life. The mine life would be shortened if the production rate is increased to a higher level than the production level for 2011.

4.	Changes in the assumptions in the mining plan such as the long-term molybdenum price, mining costs, processing costs, fuel, electric power, etc. Changes in these assumptions could impact the cut-off grade determined in the mining plan.

Anticipated assets retirement costs

In connection with the mining operation, we are required to make payments for restoration and rehabilitation.

According to the Sewage Charge Fee Table and Calculation Basis issued by the Inner Mongolia Environmental Protection Bureau, mining companies need to pay to the State Treasury a sewage charge at a rate of RMB15 per tonne of extracted ore, multiplied by 0.94. During 2010, Haozhou recorded a total output of about 483,967 tonnes of ores, and, accordingly, its sewage charges totaled RMB 6,823,935 (US$1,033,930) for the year.

In Chifeng City, mining companies pay a one-time fee to the State Treasury equal to Rmb15,000 – Rmb75,000/ hectare as determined through negotiations with government authorities and based upon the underground areas which have been mined and the nature of the mine. Haozhou recorded a liability for mine restoration of Rmb324,750 based on 4.33/hectare of mining areas (the areas being mined in 2009 and 2010) at RMB75,000/hectare.

A. OPERATING RESULTS.

Fiscal 2010 compared to Fiscal 2009

Our net loss decreased by Rmb204.4 million (US$31.0 million) from a net loss of Rmb259.9 million in 2009 to a net loss of Rmb55.5 million (US$8.4 million) in 2010. This was mainly due to:

–	Decrease of gross profit by Rmb273.8 million (US$41.5 million) mainly due to the decreased net sales and increased cost of sales in QXM;

–	Increase of impairment of goodwill by Rmb82.1 million (US$12.4 million);

–	Decrease of interest expense by Rmb175.9 million (US$26.7 million);

–	Increase of gain on extinguishment of convertible notes by Rmb25.3 million (US$3.8 million)

–	Increase of unrealized gain on derivatives at amount of Rmb53.4 million (US$8.1 million);

–	Decrease of net loss from discontinued operations at amount of Rmb139.8 million (US$21.2 million);

The details are as follows:

(i) Net sales

Analysis of our sales revenue by business segment for fiscal year 2010 and 2009 is as follows:

	Year ended December 31
	2010		2009
	Rmb’000%		Rmb’000%
Mobile telephones of QXM	855,543	74	1,632,912	89
Mining business of CLJC	300,400	26	193,887	11

Total	1,155,943	100	1,826,799	100

Net sales revenue decreased by Rmb670.9 million from Rmb1,826.8 million for fiscal year 2009 to Rmb1,155.9 million (US$175.1 million) for fiscal year 2010, representing a decrease of 36.7%. The decrease was due to a decline of sales in QXM at amount of Rmb777.4 million (US$117.8 million).

Revenue from QXM decreased by 47.6% from RMB 1,632.9 million in 2009 to RMB855.5 million ($129.6 million) in 2010. The decrease was primarily due to a decline in our handsets and accessories revenue, which accounted for 99.5% and 99.1% of QXM’s total revenues in 2009 and 2010, respectively.

Revenue from the sale of handsets and accessories decreased by 47.8% from RMB1,624.3 million in 2009 to RMB848.2 million ($128.5 million) in 2010, primarily due to lower handset shipment and a decrease in the average selling price of handsets sold in 2010. Our handset shipment decreased by 41.7% from 2,123,000 units in 2009 to 1,238,000 units in 2010. The decrease in our handset shipments in 2010 was primarily due to fewer new models launches and a slow-down in shipments amid intense competition in the PRC handset market. The average selling price of our handsets decreased from RMB734 per unit in 2009 to RMB672 ($102) per unit in 2010, primarily due to aggressive pricing policy to drive sales in an increasingly competitive environment.

Consolidated revenues from CJLC for 2010 were Rmb300.4 million (US$45.5 million) compared to Rmb193.9 million in the second half of 2009. In 2010, 3,464 tonnes of molybdenum concentrate containing 1,665 tonnes of molybdenum metal were sold at an average sales price of Rmb180,420 (US$27,336) per tonne of molybdenum metal (equal to US$12.40 per pound of contained molybdenum metal). Compared to 1,920 tonnes of molybdenum concentrate containing 925 tonnes of molybdenum metal were sold at an average sales price of Rmb209,700 (US$30,700) per tonne of molybdenum metal in 2009.

(ii) Cost of Goods Sold

Analysis of our cost of goods sold by business segment for fiscal years 2009 and 2008 is as follows:

	Year ended December 31
	2009		2008
	Rmb’000%		Rmb’000%
Mobile telephones of QXM	904,327	84	1,381,595	94
Mining business of CLJC	173,530	16	93,335	6

Total	1,077,857	100	1,474,930	100

Cost of goods sold decreased by Rmb397.1 million from Rmb1,474.9 million for fiscal year 2009 to Rmb1,077.8 million (US$163.3 million) for fiscal year 2010, representing an decrease of 26.9%.

The cost of goods sold for QXM decreased by 34.5% from RMB1,381.6 million in 2009 to RMB904.3 million ($137.0 million) in 2010, primarily driven by the decreased unit sales volumes of our handset products, which resulted in, among others, a decrease in raw materials and components cost. The cost of goods sold as a percentage of revenue increased from 84.6% in 2009 to 105.7% in 2010, primarily due to more aggressive product pricing, increased prices of raw materials and components, and the disposal of some RMB32.4 million ($4.9 million) of obsolete materials and components at a loss of approximately RMB31.5 million ($4.8 million) in 2010.

The total cost of sales incurred in CLJC for 2010 was Rmb173.5 million (US$26.3 million), compared to Rmb93.3 million in 2009. In 2010, Haozhou produced 487,510 tonnes of ore and milled 483,967 tonnes. The average grade of the ore produced was 0.39%. 3,465 tonnes of molybdenum concentrate containing 1.668 tonnes of molybdenum metal were produced. The average recovery rate of the ore milled was 88.40%. Average cost of sales per tonne of molybdenum metal produced for 2010 was Rmb104,223 (US$15,791), which equals to Rmb47.27 (US$7.16) per pound. (The final mining product of our operations is molybdenum concentrate, so the cash cost does not include the cost of smelting since we do not engage in smelting operations).

(iii) Gross Profit

Analysis of our gross profit by business segment for fiscal years 2010 and 2009 is as follows:

	Year ended December 31
	2010		2009
	Rmb’000%		Rmb’000%
Mobile telephones of QXM	(48,785)	(62)	251,317	71
Mining business of CLJC	126,870	162	100,552	29

Total	78,085	100	351,869	100

Gross profit for fiscal year 2010 was Rmb78.1 million (US$11.8 million), representing a decrease of Rmb273.8 million from Rmb351.9 million in fiscal year 2009.

In 2009, the gross profit from QXM was Rmb251.3 million, while it amounted to the gross loss of Rmb48.8 million (US$7.4 million) in 2010. The loss in 2010 primarily resulted due to aggressive product pricing, inventory write-downs of RMB19.4 million ($2.9 million) and the disposal of some RMB32.4 million ($4.9 million) of obsolete materials and components at a loss of approximately RMB31.5 million ($4.8 million) in 2010.

Gross profit generated from CJLC amounted to Rmb126.9 million (US$19.2 million), representing a gross profit ratio of 42.2%, compared to 51.8% in the second half of 2009, mainly due to lower selling price of molybdenum concentrates in 2010.

(iv) Selling expenses

Selling expenses increased by Rmb2.4 million from Rmb110.4 million for fiscal year 2009 to Rmb112.8 million (US$ 17.1 million) for fiscal year 2010. The decrease was mainly due to increased selling and distribution expenses in CLJC.

Selling and distribution expenses in QXM decreased by 0.9% from RMB109.6 million in 2009 to RMB108.6 million ($16.5 million) in 2010. The decrease in selling and distribution expenses was primarily due to lower payroll costs and savings from cost-reduction initiatives, partially offset by the increased advertising spending in 2010. Selling and distribution expenses in QXM as a percentage of our total revenue decreased from 6.7% in 2009 to 12.7% in 2010.

Due to the business nature, selling and distribution expenses for the molybdenum mine products were very low. For the year ended December 31, 2010, only Rmb4.3 million (US$0.7 million) of selling expenses were recorded in CLJC, compared to Rmb0.8 million in the second half of 2009.

(v) General and administrative expenses including stock-based compensation

Our general and administrative expenses primarily consisted of share-based compensation, salaries, benefits and other expenses for our administrative personnel, expenses relating to legal, accounting and other professional services, travel and entertainment, depreciation and amortization charges and bad debt provisions. General and administrative expenses decreased by Rmb46.8 million from Rmb114.8 million in fiscal year 2009 to Rmb68.0 million (US$10.3 million) in fiscal year 2010, representing a decrease of 40.8%.

The decrease primarily related to the decreased general and administrative expenses in QXM for 2010.

General and administrative expenses in QXM decreased by 25.1% from RMB73.6 million in 2009 to RMB55.1 million ($8.4 million) in 2010. The decrease was primarily due to lower share-based compensation expenses, which decreased from RMB31.0 million in 2009 to RMB18.6 million ($2.8 million) in 2010. The higher share-based compensation expenses in 2009 was mainly due to the grant of restricted shares to a director and various employees in December 2009. In addition, bad debt expense also decreased from RMB12.4 million in 2009 to RMB8.5 million ($1.3 million) in 2010.

In connection with the acquisition of CJLC in 2009, the Company issued 2,100,000 shares to a financial consulting firm and 100,000 shares to a law firm for services in connection with the acquisition. Accordingly, Rmb26.0 million was recorded in general and administrative expenses for the year 2009. In 2010, no such an expense occurred, compared to 2009, the general and administrative expenses decreased by Rmb26 million for this reason.

General and administrative expenses in CJLC in 2010 amounted to Rmb4.0 million (US$0.6 million), compared to Rmb3.6 million in 2009.

(vi) Research and development expenses

Research and development expenses in QXM decreased by 48.0% from RMB36.4 million in 2009 to RMB18.9 million ($2.9 million) in 2010. The decrease was mainly due to a decrease in payroll, material and software costs in 2010, and the write-off of RMB3.2 million of costs relating to discontinued development projects in 2009.

(vii) Amortization of intangible assets

Amortization of other intangible assets related to the operations of QXM. Amortization of other intangible assets decreased by 6.4% from Rmb4.7 million in 2009 to Rmb4.4 million (US$0.7 million) in 2010 mainly because certain intangible assets had been fully amortized during 2009 and 2010.

(viii) Impairment of acquired intangible assets

Impairment of acquired intangible assets related to the operations of QXM in 2009. As a result of QXM’s strategic shift to focus more on high-end VEVA-branded mobile handsets, we incurred an impairment charge of

RMB26.2 million on our “CECT” brand in the year ended December 31, 2008 and a charge of RMB13.6 million in the year ended December 31, 2009. We did not record any impairment charge on other intangible assets during the year ended December 31, 2010.

(ix) Impairment of assets held for sale

QXM entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of RMB163.0 million in November 2009. The sale was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. In addition, we made an impairment charge of RMB6.0 million during the year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell.

(x) Impairment of goodwill

During 2008, 2009 and 2010, we conducted our annual impairment test of goodwill as of December 31. As a result of the tests, no goodwill impairment charges were recorded during 2008 and 2009. However, in 2010, we recorded a non-cash goodwill impairment charge of RMB82.1 million ($12.4 million) relating to our subsidiary, CECT.

(xi) Interest income

Interest income decreased by Rmb4.3 million from Rmb28.6 million in 2009 to Rmb24.3 million (US$ 3.7 million) in 2010. The decrease was mainly attributable to the decreased cash and cash equivalents.

(xii) Exchange gain (loss)

We recognized a foreign currency gain of RMB0.4 million in 2009 and a foreign currency loss of RMB4.1 million ($0.6 million) in 2010. The foreign currency gain in 2009 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, reflecting the depreciation in the value of the Renminbi against the U.S. dollar. The foreign currency loss in 2010 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, reflecting the appreciation in the value of the Renminbi against the U.S. dollar.

(xiii) Interest expense

Our interest expense decreased by 78.9% from RMB222.8 million in 2009 to RMB46.9 million ($7.1 million) in 2010, primarily due to a reduction in short-term bank borrowings and a decrease in interest expense relating to the $70,000,000 Notes QXM issued in May 2008. Interest expense relating to the QXM Notes amounted to RMB4.8 million ($0.7 million) in 2010 compared to Rmb168.3 million in 2009.

(xiv) Gain (loss) on re-measurement of embedded financial derivatives

For the year ended December 31, 2009, we recognized a non-cash loss of approximately RMB8.3 million on the mark-to-market of the liability-classified derivatives embedded in the Notes QXM issued in May 2008. The mark-to-market of the embedded derivative resulted in a gain of RMB19.0 million ($2.9 million) in 2010.

(xv) Loss on extinguishment of convertible debts

Gain on extinguishment of convertible notes amounted to Rmb10.0 million (US$1.5 million) for the year ended December 31, 2010, compared to loss of Rmb15.3 million in 2009.

On May 5, 2010, with the final payment of US$780,000 in cash, all of the outstanding 0% Restated Notes were redeemed or converted. The holders of the notes exercised the option to convert US$17,220,000 of the principal amount of the notes into 9,077,280 ordinary shares of the Company at an average conversion price of US$1.90 per share in 2010. The extinguishment of the 0% Restated Notes that arose from the conversion resulted in a gain of RMB10,025,000 (US$1,519,000) for the year ended December 31, 2010.

In 2009, the holders of the QXM convertible notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXM at a conversion price of US$4.05 per share. The Company purchased from three note holders US$30,000,000 of the outstanding QXM convertible notes for an aggregate purchase price of US$24,000,000; The Company signed an agreement with two institutional investors of the 2006 convertible notes and issued US$24 million aggregate principal amount of 0% unsecured restated senior convertible notes to these two institutional investors in exchange for the US$26 million aggregate principal amount of 2006 convertible notes. In addition, the holders of the 0% Restated Notes also exercised the option to convert US$6,000,000 of the principal amount of the notes into 3,319,171 shares of the Company at an average conversion price of US$1.81 per share. As a result, total loss on extinguishment of convertible debts amounted to Rmb15.3 million (US$2.2 million) in 2009.

(xvi) Unrealized gain (loss) on derivatives

Non-cash unrealized loss on common stock purchase warrants of Rmb48.7 million (US$7.4 million) for 2010, compared to Rmb4.7 million in 2009, was the result of a requirement under US GAAP to account for the Company’s outstanding common stock purchase warrants as a derivative, with changes in the fair value recorded in net income (loss).

(xvii) Income tax expense

Income tax expense increased by Rmb3.9 million from Rmb43.9 million in 2009 to Rmb47.8 million (US$7.3 million) in 2010.

Income tax expense of QXM increased by RMB5.9 million from RMB11.6 million in 2009 to RMB17.5 million ($1.6 million) in 2010, primarily due to valuation allowances recognized on QXM’s deferred tax assets in 2010. In 2010, CLJC recorded a total income tax expense of Rmb30.3 million (US$4.6 million). Both QXM and CLJC are subject to a 25% enterprise income tax rate in 2009 and 2010.

(xviii) Net loss attributable to the noncontrolling interest

Net loss attributable to the noncontrolling interest increased by Rmb68.3 million from Rmb82.5 million for 2009 to Rmb150.8 million (US$22.9 million) for 2010. The change related to the minority shareholder’s share of the consolidated results of QXM. Net results of QXM decreased to a net loss of Rmb359.0 million (US$54.4 million). Accordingly, the noncontrolling interest in QXM will bear Rmb150.8 million. The Company owned 61.1% of QXM for the first 3 months of 2010, while this figure changed to 60.7% in the remained 9 months of 2010.

(xix) Net results

As a result of the foregoing, our net loss decreased by Rmb204.4 million from a net loss of Rmb259.9 million in 2009 to a net loss of Rmb55.5 million (US$8.4 million) in 2010. Our total basic loss per share was Rmb4.13 in 2009, while our total basic loss per share was Rmb0.61 (US$0.09) in 2010.

Fiscal 2009 compared to Fiscal 2008

Our net loss increased by Rmb123.1 million from a net loss of Rmb136.8 million in 2008 to a net loss of Rmb259.9 million in 2009. This was mainly due to:

–	Decrease of gross profit by Rmb514.9 million mainly due to the decreased net sales and increased cost of sales in QXM;

–	Decrease of selling expenses by Rmb36.1 million;

–	Increase of general and administrative expenses by Rmb55.0 million;

–	Decrease of gain from re-measurement of embedded derivatives at amount of Rmb168.3 million;

–	Decrease of interest expense by Rmb88.9 million;

–	Decrease of net loss from discontinued operations at amount of Rmb139.8 million;

The Company acquired CJLC on April 6, 2009. The operating results of CLJC have been consolidated with those of the Group since April 6, 2009, when the Company acquired CLJC from Mr. Wu Ruilin.

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

(i) Net sales

Analysis of our sales revenue by business segment for fiscal year 2009 and 2008 is as follows:

	Year ended December 31
	2009		2008
	Rmb’000%		Rmb’000%
Mobile telephones of QXM	1,632,912	89	2,153,873	100
Mining business of CLJC	193,887	11	—	—

Total	1,826,799	100	2,153,873	100

Net sales revenue decreased by Rmb327.1million from Rmb2,153.9 million for fiscal year 2008 to Rmb1,826.8 million for fiscal year 2009, representing a decrease of 15.2%. The decrease was primarily due to a decline of sales in QXM at amount of Rmb521.0 million.

Revenue from QXM decreased by 24.2% from Rmb2,153.9 million in 2008 to Rmb1,632.9 million in 2009. The decrease was primarily due to a decline in our handsets and accessories revenue, which accounted for 99.4% and 99.5% of QXM’s total revenues in 2008 and 2009, respectively.

Revenue from the sale of handsets and accessories decreased by 24.1% from Rmb2,140.3 million in 2008 to Rmb1,624.3 million in 2009, primarily due to lower handset shipments and a decrease in the average selling price of handsets sold in 2009. Our handset shipment decreased by 21.8% from 2,714,000 units in 2008 to 2,123,000 units in 2009. The decrease in our handset shipments in 2009 was primarily due to fewer new model launches and a slow-down in shipments amid intense competition in the handset market. The average selling price of our handsets decreased from Rmb788 per unit in 2008 to Rmb734 per unit in 2009, primarily due to the launch of lower-priced VEVA-series products to target the lower-end market and more aggressive pricing to drive sales in an increasingly competitive and deteriorated uncertain economic environment. Average sale price was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, we had to bear the airtime and logistic costs.

CJLC started its commercial production of molybdenum concentrate in July 2009. Consolidated revenues from CJLC for 2009 were Rmb193.9 million. During the second half of 2009, 1,920 tonnes of molybdenum concentrate containing 925 tonnes of molybdenum metal were sold at an average sales price of Rmb209,700 per tonne of molybdenum metal.

(ii) Cost of Goods Sold

Analysis of our cost of goods sold by business segment for fiscal years 2009 and 2008 is as follows:

	Year ended December 31
	2009		2008
	Rmb’000%		Rmb’000%
Mobile telephones of QXM	1,381,595	94	1,287,096	100
Mining business of CLJC	93,335	6	—	—

Total	1,474,930	100	1,287,096	100

Cost of goods sold increased by Rmb187.8 million from Rmb1,287.1 million for fiscal year 2008 to Rmb1,474.9 million for fiscal year 2009, representing an increase of 14.6%.

In 2009, the cost of goods sold for QXM was Rmb1,381.6 million, while it amounted to Rmb1,287.0 million in 2008, representing an increase of Rmb94.6 million. QXM’s cost of goods sold increased by 7.3% primarily driven by the increased percentage sales of VEVA products, which resulted in, among others, a Rmb67.8 million increase in raw materials and components cost. In addition, inventory write-downs also increased from RMB6.6 million in 2008 to Rmb8.0 million in 2009. The cost of goods sold in QXM as a percentage of revenue increased from 59.8% in 2008 to 84.6% in 2009, primarily due to more aggressive pricing in 2009.

With the commercial production of molybdenum concentrate starting in July 2009, the total cost of sales incurred in CLJC for the second half of 2009 amounted to Rmb93.3 million. During the second half of 2009, CLJC produced 263,000 tonnes of ore and milled 262,000 tonnes. The average grade of the ore produced was 0.402%. 1,930 tonnes of molybdenum concentrate containing 930 tonnes of molybdenum metal was produced. The average recovery rate of the ore milled was 88.44%. Average cost of sales per tonne of molybdenum metal produced for 2009 was Rmb100,360, which equals to Rmb45.62 per pound.

(iii) Gross Profit

Analysis of our gross profit by business segment for fiscal years 2009 and 2008 is as follows:

	Year ended December 31
	2009		2008
	Rmb’000%		Rmb’000%
Mobile telephones of QXM	251,317	71	866,777	100
Mining business of CLJC	100,552	29	—	—

Total	351,869	100	866,777	100

Gross profit for fiscal year 2009 was Rmb351.9 million, representing a decrease of Rmb514.9 million from Rmb866.8 million in fiscal year 2008.

In 2008, the gross profit from QXM was Rmb866.8 million, while it amounted to Rmb251.3 million in 2009, representing a decrease of 71%. The decrease was primarily due to the decreased revenue from our mobile handset products. Gross margin of QXM decreased from 40.2% in 2008 to 15.4% in 2009, primarily due to fewer new model launches and more aggressive pricing amid increasing competition in the PRC handset market. Gross margin was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, we had to bear the airtime and logistic costs.

Gross profit generated from CJLC amounted to Rmb100.5 million, representing a gross profit ratio of 51.8%.

(iv) Selling expenses

Selling expenses decreased by Rmb36.1 million from Rmb146.6 million for fiscal year 2008 to Rmb110.4 million for fiscal year 2009. The decrease was mainly due to decreased selling and distribution expenses in QXM.

Selling and distribution expenses in QXM decreased by 25.2% from Rmb146.6 million in 2008 to Rmb109.6 million in 2009. The decrease in selling and distribution expenses was primarily due to the lower airtime costs we incurred on the reduced TV direct sales from Rmb128.2 million in 2008 to Rmb80.0 million in 2009.

Due to the business nature, selling and distribution expenses for the molybdenum mine products were very low. For the year ended December 31, 2009, only Rmb0.8 million of selling expenses were recorded in CLJC.

(v) General and administrative expenses including stock-based compensation

Our general and administrative expenses primarily consisted of share-based compensation, salaries, benefits and other expenses for our administrative personnel, expenses relating to legal, accounting and other professional services, travel and entertainment, depreciation and amortization charges and bad debt provisions. General and administrative expenses increased by Rmb55.0 million from Rmb59.8 million in fiscal year 2008 to Rmb114.8 million in fiscal year 2009, representing an increase of 92.0%.

The increase primarily related to the increased general and administrative expenses in QXM for 2009.

General and administrative expenses in QXM increased by 66.4% from Rmb44.2 million in 2008 to Rmb73.6 million in 2009. The increase was primarily due to the higher share-based compensation expenses, which increased from Rmb12.2 million in 2008 to Rmb31.0 million in 2009. The increase in share-based compensation expenses in 2009 arose due mainly to the grant of restricted shares to a director and various employees in December 2009. In addition, bad debt expense in QXM also increased from Rmb0.7 million in 2008 to Rmb12.4 million in 2009.

In connection with the acquisition of CJLC, we issued 2,100,000 shares to a financial consulting firm and 100,000 shares to a law firm for services in connection with the acquisition. Accordingly, Rmb26.0 million was recorded in general and administrative expenses for the year 2009.

General and administrative expenses in CJLC in 2009 amounted to Rmb3.6 million. Among this, Rmb1.1 million was incurred for the feasibility study on the remaining area of the Erdaoyingzi Molybdenum mine.

(vi) Research and development expenses

Research and development expenses of QXM increased by 24.7% from Rmb29.2 million in 2008 to Rmb36.4 million in 2009. The increase was mainly driven by an increase in material and software costs, and the write-off of Rmb3.2 million of costs relating to discontinued development projects in 2009.

(vii) Amortization of intangible assets

Amortization of other intangible assets related to the operations of QXM. Amortization of other intangible assets decreased by 59.8% from Rmb11.7 million in 2008 to Rmb4.7 million in 2009 mainly because certain intangible assets had been fully amortized during 2008 and 2009.

(viii) Impairment of acquired intangible assets

Impairment of acquired intangible assets also related to the operations of QXM. As a result of our strategic shift to focus more on our high-end VEVA-branded mobile handsets, QXM made an impairment charge of Rmb26.2 million on its “CECT” brand in the year ended December 31, 2008. In 2009, an impairment charge of Rmb13.6 million on the “CECT” brand was further recorded. The value of the “CECT” brand decreased to Rmb0 as of December 31, 2009.

(ix) Impairment of assets held for sale

In November 2009, QXM entered into an agreement for the sale of a property and the associated land use rights to a third party for a total consideration of Rmb163 million. The sale was subsequently completed in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. An impairment charge of Rmb6.0 million was made during the year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected sales proceeds less costs to sell.

(x) Interest income

Interest income decreased by Rmb26.2 million from Rmb54.8 million in 2008 to Rmb28.6 million in 2009. The decrease was mainly attributable to the decrease in interest rates in 2009 and the repayment of loans to a third party.

Interest income in 2008 of Rmb36.5 million came from loans to a third party at an interest rate of 5% per annum. As the loan was repaid in June 2009, only Rmb9.3 million interest income was recorded in 2009 related to loans to a third party.

(xi) Exchange gain (loss)

We recognized a foreign currency loss of RMB17.0 million in 2008 and a foreign currency gain of RMB0.4 million in 2009. The foreign currency gain in 2008 primarily resulted from the translation of our

Renminbi-denominated Notes into U.S. dollars, our functional currency, reflecting the appreciation in the value of the Renminbi against the U.S. dollar. The foreign currency gain in 2009 primarily resulted from the translation of our Renminbi-denominated Notes into U.S. dollars, reflecting the depreciation in the value of the Renminbi against the U.S. dollar.

(xii) Interest expense

Interest expenses decreased by Rmb88.9 million from Rmb311.7 million in 2008 to Rmb222.8 million in 2009. The decrease related mainly to the convertible bonds and interest expenses for bank loans.

For the year 2008, we recorded interest expenses of Rmb145.8 million relating to two convertible bonds issued in 2006 and 2007. Coupon interest for these two convertible bonds amounted to Rmb14.2 million in 2008. With repayment of the 2007 convertible bond, we only recorded an interest expense of Rmb4.1 million in 2009, among which, coupon interest amounted to Rmb3.0 million.

QXM issued US$70,000,000 senior convertible notes on May 15, 2008 and recorded interest expense of Rmb92.9 million in 2008. Coupon interest for these QXM convertible notes amounted to Rmb11.6 million in 2008. On March 31, 2009, we purchased US$30,000,000 principal amount of QXM senior convertible notes from three note holders for an aggregate purchase price of US$24,000,000. The Company recorded interest expense of Rmb168.3 million related to the QXM convertible notes in 2009. Coupon interest for the QXM convertible notes amounted to Rmb15.8 million in 2009.

In 2009, interest expense related to bank loans and other bank borrowings amounted to Rmb50.4 million, compared to Rmb102.5 million in 2008, mainly attributed to the repayment of bank borrowings in 2009.

(xiii) Gain (loss) on re-measurement of embedded financial derivatives

We recognized a gain on re-measurement of embedded derivatives relating to the convertible bonds of Rmb160.0 million in 2008 and a loss of Rmb8.3 million in 2009, the fair value of the embedded derivative being most sensitive to the market price on the re-measurement date of the shares of the Company into which the bonds are convertible. The fair values of these embedded derivatives relating to the convertible bonds were appraised by a third party valuator.

(xiv) Loss on extinguishment of convertible debts

On August 19, 2008, the holders of the QXM US$70,000,000 senior convertible notes exercised the option to convert US$8.3 million of the principal amount of the notes and accrued interest thereon of US$0.5 million into 1,511,397 ordinary shares of QXM at a conversion price of US$5.49 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a loss of RMB10.6 million during the year ended December 31, 2008.

In 2009, the holders of the QXM convertible notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXM at a conversion price of US$4.05 per share. The extinguishment of the QXM convertible debts that arose from the conversion resulted in a gain of Rmb46.3 million for the year ended December 31, 2009.

On March 31, 2009, we purchased from three note holders US$30,000,000 of the outstanding QXM convertible notes for an aggregate purchase price of US$24,000,000. The carrying value of the QXM convertible notes we purchased was estimated to be approximately Rmb176.3 million on March 31, 2009. The transaction resulted in a loss on the extinguishment of the US$30,000,000 QXM convertible notes of Rmb15.1 million for the Group, being the difference between the purchase price and the carrying value of the debt, the embedded derivatives and the unamortized deferred debt issuance costs relating to the QXM convertible notes.

On November 3, 2009, we signed an agreement with two institutional investors of the 2006 convertible notes and issued US$24 million aggregate principal amount of 0% unsecured restated senior convertible notes to these two institutional investors in exchange for the US$26 million aggregate principal amount of 2006 convertible notes. In addition, we has issued 2,400,000 shares of common stock of the Company to these two institutional investors. The institutional investors have also waived the interest accrued on the 2006 convertible notes over the first four months of 2009 as part of the restructuring. Loss from the extinguishment of the 2006 convertible notes included in the consolidated financial statements for the year ended December 31, 2009 was Rmb49.2 million.

In 2009, the holders of the 0% Restated Notes exercised the option to convert US$6,000,000 of the principal amount of the notes into 3,319,171 shares of the Company at an average conversion price of US$1.81 per share. The extinguishment of the 0% Restated Notes resulted in a gain of Rmb2.7 million for the year ended December 31, 2009.

As a result, total loss on extinguishment of convertible debts amounted to Rmb15.3 million in 2009.

(xv) Gain on disposal of interests in subsidiaries

For the year ended December 31, 2008, we recorded a gain on disposal of interests in subsidiaries at an amount of Rmb2.3 million relating to the disposal of subsidiaries by QXM during the year ended December 31, 2008.

Gain on disposal of discontinued operations at an amount of Rmb144.2 million related to the disposal of QXCH was included in net loss from discontinued operations for the year ended December 31, 2009. No other disposal activity occurred in 2009.

(xvi) Gain on issue/repurchase of stocks by subsidiary

On January 7, 2008, QXM issued 565,000 new ordinary shares at US$7.50 per share upon the exercise of share options granted to its director and certain employees. On May 15, 2008, QXM repurchased 6,966,666 of its issued ordinary shares at US$6.94 per share from two existing shareholders of QXM through the issuance of the QXM US$70,000,000 senior convertible notes. All ordinary shares repurchased were subsequently cancelled.

On August 19, 2008, the holders of the QXM US$70,000,000 senior convertible notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXM at a conversion price of US$5.49 per share.

In 2008, the Company recorded a total gain of Rmb4.4 million on these issuances and repurchase of stocks transactions by QXM.

In 2009, the holders of the QXM convertible notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXM at a conversion price of US$4.05 per share.

On December 4, 2009, QXM issued 960,884 ordinary shares to its management team in replacement of all of the outstanding stock options held by the management team.

As a consequence of the QXM share issue in 2009, our equity interest in QXM was changed to 61.1%. In connection with the conversion of convertible notes and the exchange of stock option to ordinary shares, we recorded a loss of Rmb98.1 million in 2009.

(xvii) Unrealized gain (loss) on derivatives

Non-cash unrealized loss on common stock purchase warrants of Rmb4.7 million for 2009 was the result of a requirement under US GAAP to account for our outstanding common stock purchase warrants as a derivative, with changes in the fair value recorded in net income (loss).

(xviii) Income tax expense

Income tax expense decreased by Rmb111.8 million from Rmb155.7 million in 2008 to Rmb43.9 million in 2009.

Income tax expense of QXM decreased by Rmb144.1 million from Rmb155.7 million in 2008 to Rmb11.6 million in 2009, primarily due to decreases in taxable income. In 2009, CLJC recorded a total income tax expense of Rmb32.3 million. Both QXM and CLJC are subject to a 25% enterprise income tax rate in 2008 and 2009.

(xix) Discontinued operations, net of tax

On November 30, 2009, we sold QXCH to DFIL for a total consideration of Rmb75,000,000, resulting in a gain on disposal of discontinued operations at an amount of Rmb144.2 million. Net loss from the discontinued operations of QXCH for the eleven months ended November 30, 2009 was Rmb372.2 million. The disposal also resulted in a realized foreign currency translation gain at an amount of Rmb88.2 million. The total net loss from the discontinued operations of QXCH at an amount of Rmb139.8 million was stated as a separate item in the consolidated financial statements of the Company in 2009.

In 2008, net of tax loss from the operations of QXCH amounted to Rmb291.0 million. In 2007, QXCH recorded a net of tax income at an amount of Rmb63.0 million.

(xx) Net income (loss) attributable to the noncontrolling interest

Net income attributable to the noncontrolling interest decreased by Rmb244.3 million from net income of Rmb161.8 million for 2008 to net loss of Rmb82.5 million for 2009. The change related to the minority shareholder’s share of the consolidated results of QXM. Net results of QXM decreased to a net loss of Rmb235.5 million. Accordingly, the noncontrolling interest in QXM will bear Rmb82.5 million. The Company owned 67.6% of QXM for the first 11 months of 2009, while this figure changed to 61.1% in December 2009.

(xxi) Net results

As a result of the foregoing, our net earnings decreased by Rmb123.1 million from a net loss of Rmb136.8 million in 2008 to a net loss of Rmb259.9 million in 2009. Our total basic loss per share was Rmb4.42 in 2008, while our total basic loss per share was Rmb4.13 in 2009.

B. LIQUIDITY AND CAPITAL RESOURCES.

During fiscal year 2010, we were principally engaged in (i) the production and sales of molybdenum concentrate in Mainland China; and (ii) the production and sales of mobile phones and accessories in Mainland China. We did not declare or pay dividends in fiscal year 2010.

In summary, about Rmb25.0 million (US$3.8 million) was provided by operating activities, about Rmb163.5 million (US$24.8 million) was used in investing activities and about Rmb393.0 million (US$59.6 million) was used in financing activities during the year ended December 31, 2010. Consequently, cash and cash equivalents decreased by Rmb531.3 million (US$80.5 million) from Rmb3,709.5 million at the beginning to Rmb3,178.2 million (US$481.5 million) at the end of fiscal year 2010.

(i) Cash flows from operating activities

There was a net operating cash inflow of Rmb25.0 million (US$3.8 million) while the loss before minority interests and extraordinary gain was Rmb206.3 million (US$31.3 million) for the fiscal year 2010. The difference of Rmb231.3 million (US$ 35.1 million) stemmed mainly from the following:

•	Stock-based compensation of Rmb21.9 million (US$3.3 million) which did not involve outflow of cash

•	Depreciation and depletion of Rmb65.3 million (US$9.9 million) which did not involve outflow of cash

•	Impairment of goodwill of Rmb82.1 million (US$12.4 million) which did not involve outflow of cash

•	Increase in accounts and bills receivable of Rmb133.8 million (US$20.3 million)

•	Decrease in prepaid expenses of Rmb97.2 million (US$14.7 million)

•	Decrease and write down of inventories of Rmb52.4 million (US$7.9 million)

•	Decrease in other payables of Rmb151.8 million (US$23.0 million)

(ii) Cash flows from investing activities

Net cash used in investing activities amounted to Rmb163.5 million (US$24.8 million) during the year ended December 31, 2010. This was mainly attributable to a cash outflow of Rmb352.8 million

(US$53.5 million) in connection with the acquisition of Xinyuan, cash outflow of Rmb92.4 million (US$14.0 million) in connection with the acquisition of Aolunhua, and cash outflow of Rmb98.3 million (US$14.9 million) in construction of mines in CLJC.

In 2010, we refunded pledged bank deposit and resulted in net cash inflow of Rmb214.0 million (US$32.4 million). In November 2009, our subsidiary, QXM, entered into an agreement for the sale of property and the associated land use rights to a third party for a total consideration of Rmb163 million. The sale was completed in the second quarter of 2010 and the proceeds from the disposal at amount of Rmb163 million (US$24.7 million) was received.

(iii) Cash flows from financing activities

Net cash outflow from financing activities amounted to Rmb393.0 million (US$59.6 million) for the year ended December 31, 2010. It related mainly to the net repayment of short-term borrowings at amount of Rmb438.7 million (US$66.5 million).

In 2010, we received Rmb50.9 million (US$7.7 million) of proceeds from the exercise of warrants and Rmb5.2 million (US$0.8 million) was used to repay the convertible notes.

For the year ended December 31, 2010, we financed our operations and investments principally through cash generated from operating activities. Outstanding bank borrowings accounted for 15.0% and 8.5% of our total assets as of December 31, 2009 and December 31, 2010, respectively. Seasonal working capital needs have been met through short-term borrowings under revolving lines of credit. As of December 31, 2010, our consolidated working capital was Rmb2,864.4 million (US$ 434.0 million) as compared to Rmb3,400.8 million as of December 31, 2009. We believe that our working capital is sufficient for our present requirements.

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

To comply with the PRC’s laws and regulations, we produce molybdenum concentrates in China via its VIE, Haozhou. Haozhou is 90% owned by Mr. Wu Ruilin, the Chairman of the Company, and the remaining 10% equity interest is owned by a relative of Mr. Wu Ruilin. The capital for the Haozhou was funded by us and has been recorded as interest-free loans to Haozhou. These loans were eliminated against the debt of Haozhou in consolidation. Under various contractual agreements, Haozhou is required to sell all of its products to Zhongtai at cash cost. Furthermore, all future cash flows generated from the operation and disposal of Haozhou will belong to us. All voting rights of the VIE are assigned to us, and we have the right to appoint all directors and senior management personnel of the VIE. In addition, shareholders of the Haozhou have pledged their shares in the VIE as collateral for performance under these contractual agreements.

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

Sales recognition

Sales represent the invoiced value of goods, net of value added tax (“VAT”), discounts, returns and price guarantees supplied to customers, and are recognized upon delivery of goods and passage of title. For telecommunication products, liability for sales returns and price guarantees is estimated taking into consideration historical experience and current conditions. For mineral products, we recognize revenue from molybdenum concentrate sales when persuasive evidence of an arrangement exists, the price is fixed and determinable, the product has been delivered, title has transferred, and collection is reasonably assured.

All of the Group’s sales made in the PRC are subject to PRC VAT. Such output VAT is payable after offsetting VAT paid by the Group on its purchases (“input VAT”).

Trade accounts receivable

Trade accounts receivable are recorded at invoiced amounts less allowances for doubtful accounts. The Group reviews its accounts receivables on a periodic basis and makes allowances when there is doubt as to the collectibility of the balances. In evaluating the collectibility of a receivable balance, we consider many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

For mine products, cost is comprised of production costs for ore extracted and processed from our mines. Production costs included the costs of materials, cost of processing and direct labor, mine site and processing facility overhead costs and depreciation, depletion and amortization. Stripping costs incurred during the production phase are included as a component of inventory produced during the period in which stripping costs are incurred.

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

Product warranties

The Group guarantees that products will meet the stated functionality as agreed to in each sales arrangement. We provide for the estimated warranty costs under these guarantees based upon historical experience and management’s estimate of the level of future claims, and accrues for specific items at the time their existence is known and the amounts are estimable.

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

Other acquired intangible assets

Intangible assets acquired in a business combination are recognized as assets apart from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Such intangible assets are initially measured and recorded at fair value. As a result of the application of purchase accounting to account for our acquisition of an additional 20% interest in QXM on November 30, 2006, other acquired intangible assets have been adjusted to a new cost basis, which reflects our original 80% interest at amortized cost and the 20% acquired interest at fair value as of November 30, 2006.

Intangible assets with determinable useful lives are amortized as follows:

Customer relationships	3 – 5 years
Completed technology	1.8 – 5 years
Core technology	4 – 5 years
Backlog	4 – 5 months
Licenses	5 years

We have determined that the Group’s “CECT” brand held by its subsidiary, CECT, does not have a determinable useful life. Consequently, the carrying amount of this brand name is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value.

Asset Retirement Obligation

In connection with the mine operation, we are required to make payments for restoration and rehabilitation. Provision for restoration cost is required when we have a present obligation as a result of past events and it is probable that we will be required to settle that obligation. Provision is measured in accordance with the relevant rules and regulations applicable in the PRC at the balance sheet date, and is discounted to their present value where the effect is material.

According to the relevant rules and regulations applicable in the PRC, we accrue an asset retirement obligation related to sewage based on the tonnes of ore produced; accrues an asset retirement obligation related to land restoration obligation based on the underground hectares of area that have been mined. As the accrued liabilities are paid to relevant government agencies, the recorded amount of the liability is reduced.

Depreciation, depletion and amortization of long-lived assets

We have a substantial amount of property, machinery and equipment, and intangible assets, and the depreciation/amortization of these assets constitutes a significant operating cost for us. The useful lives of our long-lived assets represent our estimate of the periods during which we expect to derive economic benefits from the assets. In estimating the useful lives and also the recoverable salvage values of these assets and in determining whether subsequent revisions to the useful lives and salvage values are necessary, we consider the likelihood of technological obsolescence arising from changes in production techniques, technology, market demand and intended use. We routinely review the remaining estimated useful lives and salvage values of our long-lived assets to determine if such lives and values should be adjusted. However, actual economic lives and salvage values may differ from our estimates and any future revisions to these estimates will impact our depreciation/amortization expenses, and hence our operating results, in future periods. In the years ended December 31, 2008, 2009 and 2010, we have not made any changes to the estimated useful lives or salvage values for our long-lived assets.

In connection with our acquisition of CLJC, we capitalized the costs to acquire proven and probable reserves and value beyond proven and probable reserves. We estimated the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and recorded these amounts as assets at the date of acquisition. Proven and probable mineral reserves are depleted over the life of the mine using the units-of-production method based on the volume of mineral produced in relation to the total estimated proven and probable mineral reserves. Fixed plant, facilities, mobile and other equipment are depreciated on a straight-line basis over the shorter of their estimated useful life or the life of the mine. Mine development costs include costs incurred from mine pre-production activities undertaken to gain access to proven and probable reserves including shafts, adits, drifts, ramps, permanent excavations, infrastructure and are capitalized once all operating permits have been secured, mineralized material is classified as proven and probable reserves and a final feasibility study has been completed. Mine development costs incurred to access specific areas of the ore body are depreciated using the units-of-production method over the estimated life of the mine based on the volume of mineral to be produced from proven and probable reserves in the area of the ore body to which the development activities provide access. Proven and probable reserves and general mine development costs are depleted or depreciated, respectively, using the units-of-production method based on the volume of mineral to be produced from proven and probable reserves over the estimated life of the mine. The cost assigned to value beyond proven and probable mineral reserves is not depleted. However, as we obtain new information, mineralized material relating to value beyond proven and probable reserves may be converted into proven and probable mineral reserves at which time the associated capitalized cost would become subject to depletion on a units-of-production basis.

Impairment of long-lived assets with determinable useful lives

Long-lived assets with determinable useful lives, including property, machinery and equipment, proven and probable reserves, value beyond proven and probable reserves and amortizable intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. Recoverability of such assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds its fair value. If a readily determinable market price does not exist, fair value is estimated using discounted expected cash flows attributable to the assets. Future cash flow from mineral properties include estimates of recoverable pounds, molybdenum prices (considering current and historical prices, price trends and related factors), production levels and capital, all based on life-of-mine plans and projections. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or our operating performance could have a material effect on the Company’s determination of ore reserves, or its ability to recover the carrying amounts of its long-lived assets resulting in impairment charges. A prolonged decline in the molybdenum price could trigger an impairment.

Stripping cost

The process of mining overburden and waste materials is referred to as stripping. During the development stage of a mine before production commences, we capitalize stripping costs as part of mine development costs.

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

We value share-based awards issued using either the Black-Scholes option-pricing model or the binomial option pricing model, and recognizes the value over the period in which the awards vest.

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

We recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. We have elected to classify interest and penalties related to income tax matters, if and when imposed, as part of income tax expense in the statement of operations.

As of December 31, 2009 and 2010, we have no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on us during the year ended December 31, 2008, 2009 and 2010, and no provision for interest and penalties is deemed necessary as of December 31, 2009 and 2010.

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

Segment information

We adopted a management approach to determine the information related to reporting of financial and descriptive information about reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Group’s products and services, the countries in which the Group earns revenues and holds assets, and major customers. The management approach is based on the way management organizes the enterprise to assess performance and makes operating decisions regarding the allocation of resources. The Group classifies its operations into two core business segments, namely mobile phones and mining. In view of the fact that the Group operates principally in the PRC, no geographical segment information is presented.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” (“ASU 2010-13”). ASU 2010-06 amends Accounting Standards Codification (“ASC”) 820 to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, the adoption of which did not have a material impact on the Group’s financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of the Level 3 guidance of ASU 2010-06 is not expected to have a material impact on the Group’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13, “Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (“ASU 2010-13”). The objective of ASU 2010-13 is to address the classification of an employee share-based payment award with an exercise price dominated in the currency of a market in which the underlying equity security trades. ASC 718 provides guidance on the classification of a share-based payment award as either equity or liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 provide amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. Then amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. The adoption of ASU 2010-13 is not expected to have a material impact on the Group’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). The objective of ASU 2010-28 is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 is not expected to have a material impact on the Group’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 is not expected to have a material impact on the Group’s consolidated financial statements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

During each of the last three fiscal years, we spent the following amounts on company-sponsored research and development activities:

Year ended December 31, 2010	Rmb18,943,000
Year ended December 31, 2009	Rmb36,404,000
Year ended December 31, 2008	Rmb29,242,000

The mobile handset industry is characterized by rapid technological developments, frequent launches of new products and services, changes in customer preferences and behavior, and evolving industry standards. We must continually develop new mobile handsets that are attractive to users to replace our existing handsets as they reach the end of their economic lives. The success of our handsets will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences.

As of December 31, 2010, we employed 105 research and development personnel, which included personnel specialized in industrial design, mechanical design, software and hardware development, project management and quality assurance.

With our accumulated knowledge and experience, we have been able to increasingly shorten our product development cycles. Currently, our product development cycle, from product concept defining to mass production, is typically six to nine months. Our research and development effort has been, and will continue to be, directed primarily at enhancing our ability to design and develop mobile handsets tailored for the PRC market and differentiated from the products of our competitors. As part of our cost reduction efforts, we also direct part of our research and development resources to increase the percentage of locally sourced raw materials and components used in producing our handsets.

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

The project team suggested that, with the boom of the Chinese economy, the demand for natural resources had begun to increase dramatically, and we expected that trend to continue. Therefore, we decided to focus on the natural resources industry and are considering options to divest the remaining telecommunication business.

Except as set forth above or disclosed elsewhere in this annual report, we are not aware of any known trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that we believe are reasonably likely to have a material adverse effect on our net sales or revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS.

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

(a) Capital commitments

Capital commitments not provided for in the consolidated financial statements include the followings:

	2009	2010
	RMB’000	RMB’000	US$’000
Capital expenditures authorized and contracted for:
— Acquisition and construction of mine properties	50,459	327,630	49,641
— Purchase of machinery and equipment	3,000	304	46

	53,459	327,934	49,687

(b) Operating lease commitments

QXM has operating lease agreements for office and factory premises, which extend through October 2013. As of December 31, 2010, our future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	RMB’000	US$’000
For the years ending December 31,
— 2011	2,376	360
— 2012	1,751	265
— 2013	1,051	159

Total	5,178	784

(c) Service of debt

On May 15, 2008, pursuant to a securities purchase agreement dated May 15, 2008, QXM, a subsidiary, issued and sold to two institutional investors US$70 million aggregate principal amount of 4.0% unsecured senior convertible notes (the “QXM 4.0% Note”).

In 2008, the holders of the QXM unsecured senior convertible notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXM at a conversion price of US$5.49 per share.

On March 31, 2009, we signed an agreement to purchase from three note holders US$30,000,000 of the outstanding QXM 4.0% Notes for an aggregate purchase price of US$24,000,000.

In 2009, the holders of the QXM 4.0% Notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXM at a conversion price of US$4.05 per share.

In March 2011, US$16,975,000 of the principal amount of the QXM 4.0% Notes plus accrued interest thereon of US$1,450 was converted into 4,549,453 ordinary shares at a conversion price of US$4.05 per share. Our future payments relating to the service of debt of the QXM 4.0% notes were fully released as a result of these conversions in 2011.

(d) Asset retirement Obligation

According to the relevant rules and regulations applicable in the PRC, we accrue an asset retirement obligation related to sewage based on the tonnes of ore produced and for land restoration obligation based on the underground hectares of area that have been mined as operating costs. As the accrued liabilities are paid to relevant government agencies, the recorded amount of the liability is reduced.

The assets retirement obligations included in the consolidated financial statements for the year ended December 31, 2009 and 2010 are analyzed as followings:

	2009	2010
	RMB’000	RMB’000	US$’000
Accrued liabilities payable for sewage	3,688	10,512	1,593
Accrued liabilities payable for land restoration	325	325	49

Balance at end of year	4,013	10,837	1,642

G. SAFE HARBOR.

See “Forward-Looking Statements.”

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT.

Our current senior management and directors are as follows:

Name	Age	Position
Rui Lin Wu	59	Chairman and Chief Executive Officer
Xiu Feng Shi	51	Executive Director
Jiujiu Jiang	42	Chief Financial Officer
Ze Yun Mu	45	Non-Executive Director
Edward Tsai	54	Non-Executive Director
Yi Hong Zhang	69	Non-Executive Director

None of our directors and officers was selected pursuant to any agreement or understanding with any other person. There is no family relationship between any director or executive officer and any other director or executive officer.

Mr. Rui Lin Wu is our chairman and chief executive officer. He is our founder and has over 20 years of experience in the telecommunication industry. He is responsible for our overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China. Mr. Wu also serves as the vice chairman of QXM (NYSE: QXM) and a director of CECT since February 2003.

Mr. Xiu Feng Shi has been director of product division for Real Gold Ming Limited since April 2007. Real Gold Mining Ltd. is listed on the Hong Kong Stock Exchange (HKSE) and is controlled by Mr. Wu through his beneficial ownership of Lead Honest Management Limited. From December 2004 to April 2007, Mr. Shi served as division chief for Chifeng Jinxing Mining Co., Ltd. Mr. Shi served as deputy chief and technology chief engineer for Fuda Gold Mine from October 2002 to November 2004. From April 1996 to September 2002, Mr. Shi led production planning, statistics and scheduling for the Honghuagou Gold Mine. Mr. Shi is a citizen of the People’s Republic of China.

Mr. Jiujiu Jiang has served as our chief financial officer since his appointment on May 2, 2011. Mr. Jiang has extensive experience in the exploration and mining industry. Mr. Jiang was the General Manager of Guangxi Jinding Mining Co. Limited. Mr. Jiang was responsible for all affairs relating to the inspection and exploration of the mines. Previous to that, Mr. Jiang founded a private equity fund that invests purely in mining businesses. The fund invested in a number of companies in which Mr. Jiang held senior management positions and sat on their boards of directors. Mr. Jiang has extensive knowledge of accounting and corporate finance. He previously served as the Vice President and Chief Financial Officer of Beijing Xinwei Telecom Technology Inc., a joint venture between Datang Telecom Technology & Industry Group and Cwill Telecommunications Inc. Mr. Jiang also spent six years at both the provincial branch and the head office of China Construction Bank. Mr. Jiang has a CPA qualification and a Ph.D. in Economics from Zhongnan University of Economics and Law.

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

B. COMPENSATION.

The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2010 on an accrual basis, for services in all capacities, was Rmb1,223,000 (US$185,303). During the fiscal year ended December 31, 2010, we contributed an aggregate amount of Rmb30,000 (US$4,545) toward the pension plans of our directors and executive officers.

C. BOARD PRACTICES.

Each of our current directors was elected at our last annual meeting of shareholders held on December 24, 2010 to serve a one-year term or until their successor is elected and qualified.

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

D. EMPLOYEES.

As of December 31, 2010 and giving effect to the staff of CECT and Haozhou, our indirectly majority-owned subsidiaries, we had a total of 457 full time employees, of which 8 are key management staff. In CECT, 31 are engaged in sales and marketing, 53 are engaged in finance and administration, 89 are engaged in production and 105 are engaged in research and development. In Haozhou, 27 are engaged in finance and administration, 144 are engaged in milling of molybdenum concentrate and the mining operation is outsourced to third parties contractors. None of our employees is represented by a labor union and we believe that our working relationship with our employees is good.

E. SHARE OWNERSHIP.

The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of June 30, 2011 by:

•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors; and

•	all current directors and executive officers as a group.

As of July 14, 2011, we had 96,050,182 shares of our common stock issued and outstanding.

This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended. The address for each person named below is c/o Qiao Xing Universal Resources, Inc., Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China 516023.

Name of Beneficial Holder	Number		Percent
	Shares Beneficially Owned
Wu Holdings Limited	6,819,000	(1)	7.1
Rui Lin Wu	39,819,000	(1)	41.5

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.

Other Options and Warrants Outstanding

As of June 30, 2011, the following options and warrants to purchase shares of our common stock were outstanding:

•

warrants to purchase an aggregate of 212,025 shares of common stock at US$14.30 per share at any time until October 31, 2011 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of US$26,000,000 of our senior convertible notes (“October 2006 CB Warrants”)

•

warrants to purchase an aggregate of 650,844 shares of common stock at US$10.19 per share at any time until August 17, 2012 which we granted to two accredited investors and the placement agent in August 2007 in connection with the sale of US$25,000,000 of our senior convertible notes (“August 2007 CB Warrants”)

Each of the foregoing warrants contains provisions for the adjustment of exercise price and number of warrant shares in the event of “Dilutive Issuances” as defined therein.

Accordingly, the number of warrants and the exercise price of the following warrants have been adjusted pursuant to the “Dilutive Issuances” provisions thereof as follows:

1. October 2006 CB Warrants — 1,747,522 warrants at US$1.735 per warrant

2. August 2007 CB Warrants — 3,822,768 warrants at US$1.735 per warrant

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS.

Please see Item 6.E. for share ownership information regarding our major shareholders. Our major shareholders do not have different voting rights.

We do not have available information as to the portion of our common stock held in the host country and the number of record holders in the host country.

As of December 31, 2010, we had 69 record holders of our common stock. Of the 95,802,363 shares outstanding as of December 31, 2010, 54,221,075 shares were held by CEDE & Co.

To the extent known to us, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in a change in control of our company.

B. RELATED PARTY TRANSACTIONS.

Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	Major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder of CECT, QXCI and QXPL
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL

Summary of related party transactions is as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Property management fee paid or payable to:
— QXGL	119	55	—	—
Sales to:
— QFST	133,611	63,616	—	—

Other transactions with related parties are set out in Note 1, 3(b), 12 and 16 to the consolidated financial statements.

Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders provided shareholders loan to the Company at amount of RMB6,509,000. The loans are denominated in United States Dollar and are non-interest bearing. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2012. For financial reporting purposes for the year ended December 31, 2010, interest expense of approximately RMB434,000 (US$64,000) (2009: RMB437,000; 2008: RMB437,000) was imputed based on the cost of borrowings of approximately 6.5% (2009: 6.5%; 2008: 6.5%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.

During each of the periods presented, the Group entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The weighted average interest rate on these bank loans was 7.1%, 6.0% and 6.1% per annum during the years ended December 31, 2008, 2009 and 2010, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense is payable on a monthly or quarterly basis.

Short-term bank borrowings are secured by the following:

	2009	2010
	RMB’000	RMB’000	US$’000
Pledged of:
— Bank deposits of the Group	251,720	37,578	5,721
Guarantees provided by:
— QXGL	50,000	50,000	7,576
— QXGL and directors	290,000	260,000	39,394
— Directors	68,500	30,000	4,545

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

In August and September 2007, we were named as a defendant in five putative class actions filed in United States District Court for the Southern District of New York. Various of the lawsuits also named Rui Lin Wu, Albert Leung, Zhi Yang Wu, Sonny Kwok Wing Hung, Ze Yun Mu and Yi Hong Zhang as individual defendants. Grobstein, Horwath & Company LLP was also named as a defendant in two of the complaints. The allegations in the complaint relate to the Company’s restatement of prior financial statements that was disclosed on July 16, 2007 in the Form 20-F and in a press release on July 17, 2007. The Company and the individual defendants were named in all five of the cases pursuant to Section 10(b) of the Securities Exchange Act of 1934, and other related provisions. The complaints seek unspecified damages, attorney fees, and other unspecified litigation costs. By Order, dated November 1, 2007, Judge Denise Cote consolidated the five cases and appointed lead plaintiff and lead plaintiff’s counsel. A mediation was held on January 10, 2008 in front of Magistrate Judge Henry Pitman and the parties agreed to settle the case for US$2.4 million. Our D&O insurance carrier agreed to contribute US$300,000 to the settlement. A Stipulation of Settlement was executed on February 25, 2008. The Stipulation of Settlement was filed with the Court on February 26, 2008 and the preliminary approval order was signed on April 2, 2008.

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

ITEM 9.    THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS.

Our common stock is listed and quoted for trading on The Nasdaq Global Market under the symbol “XING.” The following table sets forth, during the periods indicated, the high and low last sale prices for the common stock as reported by Nasdaq:

Period	High		Low
Year ended December 31, 2006	US$	17.09	US$	6.49
Year ended December 31, 2007	US$	19.56	US$	7.16
Year ended December 31, 2008	US$	8.11	US$	1.44
Year ended December 31, 2009	US$	2.46	US$	0.93
Year ended December 31, 2010	US$	3.55	US$	1.36

Quarter ended March 31, 2009	US$	2.12	US$	0.93
Quarter ended June 30, 2009	US$	2.46	US$	1.18
Quarter ended September 30, 2009	US$	2.35	US$	1.61
Quarter ended December 31, 2009	US$	2.42	US$	1.81

Quarter ended March 31, 2010	US$	2.87	US$	1.66
Quarter ended June 30, 2010	US$	1.99	US$	1.36
Quarter ended September 30, 2010	US$	1.80	US$	1.44
Quarter ended December 31, 2010	US$	3.55	US$	1.46

Quarter ended March 31, 2011	US$	3.92	US$	1.75
Quarter ended June 30, 2011	US$	2.39	US$	0.92

Month ended January 31, 2011	US$	3.92	US$	2.36
Month ended February 28, 2011	US$	2.86	US$	2.24
Month ended March 31, 2011	US$	2.40	US$	1.75
Month ended April 30, 2011	US$	2.39	US$	1.98
Month ended May 31, 2011	US$	2.18	US$	1.71
Month ended June 30, 2011	US$	1.86	US$	0.92

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

C. MATERIAL CONTRACTS.

Except for (i) the purchase of Aolunhua pursuant to a Sale and Purchase Agreement dated December 28, 2010 and (ii) the agreement dated December 23, 2010 relating to our acquisition of Xinyuan, all as described in Item 4. Information on the Company, we did not enter into any other material contracts for the years ended December 31, 2009 and 2010

D. EXCHANGE CONTROLS.

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

The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Our Chinese subsidiaries are also required to set aside no less than 10% of its after-tax net income each year as reserve funds unless such reserve funds, after making up losses of preceding years, have reached 50% of the registered capital, and these reserves are not distributable as dividends. Moreover, if our Chinese subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions.

Under PRC law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Foreign exchange transactions by our Chinese subsidiaries under the capital account subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including the State Administration of Foreign Exchange, or SAFE. In particular, if our Chinese subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance our subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the NDRC, the Ministry of Commerce, or MOFCOM, or their respective local counterparts.

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

Our exposure to interest rate risk primarily relates to the interest rates for our bank deposits and borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-bearing instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower, or interest expenses may be higher, than expected due to changes in market interest rates.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall by no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. This change in policy has resulted in more than 15% appreciation of Renminbi against the U.S. dollar from July 2005 to July 14, 2011. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings are denominated in Renminbi, any appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our balance sheet position and financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. In addition, fluctuations in the exchange rate between the U.S. dollar and the Renminbi would affect the relative purchasing power of our U.S. dollar-denominated cash assets and the Renminbi value of our U.S. dollar-denominated liabilities. Fluctuations in the exchange rate will also affect the relative value of any dividend we may issue that will be exchanged into U.S. dollars and the earnings from and value of any U.S. dollar-denominated investments we make in the future.

Our functional currency is the U.S. dollar. The translation of our net assets to Renminbi during consolidation resulted in a translation gain of RMB6.3 million ($1.0 million) in 2010, which was recognized as a component of other comprehensive income as of December 31, 2010.

Only limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in U.S. Securities Exchange Act Rules 13a-15(f) and 15d-15(f). For the year ended December 31, 2010, under the supervision, and with the participation of our company’s management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

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

Based on this assessment, and as previously reported, management concluded that our internal control over financial reporting was not effective as of December 31, 2009.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness had been identified and included in management’s report. The Company did not maintain adequate controls in place to provide reasonable assurance that newly issued accounting pronouncements were completely and properly implemented. In December 2009, a subsidiary of the Company executed a financing transaction which reduced the level of ownership of the Company. The impact of this reduction in ownership was recorded by the Company as an expense rather than as an equity transaction, as required by a new accounting pronouncement that went into effect on January 1, 2009. To correct this accounting error, the Company reduced pretax losses and net expense by Rmb98.1 million (US$14.4 million). An audit adjustment was made to correct the error and is reflected in the December 31, 2009 financial statements. This error had no impact on the December 31, 2008 or 2007 financial statements.

As a result of the material weakness noted above, we have implemented changes to our procedures surrounding the review of new accounting pronouncements during 2010. Control procedures include the formalization of management’s assessment and review of newly issued accounting pronouncements and include, if considered appropriate in the circumstances, engaging a third party consultant to conduct a separate and independent review of management’s assessment. Management’ believes these changes are and will be sufficient to remediate the identified material weakness in our controls over financial reporting identified above.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by Crowe Horwath LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 20-F, we have implemented changes to our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. These changes include the changes described above to remediate the material internal control weakness identified at December 31, 2009.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee has selected Crowe Horwath LLP as our independent accountants for the fiscal year ended December 31, 2010.

(a) Audit Fees. The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements for those fiscal years were US$500,000 for the fiscal year ended December 31, 2009 and US$370,000 for the fiscal year ended December 31, 2010.

(b) Audit—Related Fees. The aggregate fees billed in each of the last two fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were US$10,000 for the fiscal year ended December 31, 2009 and US$15,000 for the fiscal year ended December 31, 2010.

(c) Tax Fees. The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning were US$0 for the fiscal years ended December 31, 2009 and December 31, 2010.

(d) All Other Fees. The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountants, other than the services reported in paragraphs (a) through (c) of this Item, were US$0 for the fiscal years ended December 31, 2009 and December 31, 2010.

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

(f). Not applicable.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Shares (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) the May Yet Be Purchased Under the Plans or Programs
April 2010 – June 2011	1,000,000 shares	US$	1.72	1,000,000 shares	US$	10,000,000

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.    CORPORATE GOVERNANCE

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

ITEM 18.    FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of Qiao Xing Universal Resources, Inc. as of December 31, 2010 and 2009, and the related statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited Qiao Xing Universal Resources, Inc. internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Qiao Xing Universal Resources, Inc. management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qiao Xing Universal Resources, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Qiao Xing Universal Resources, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 18, effective January 1, 2009, the Company adopted new accounting guidance relating to determining whether an instrument (or embedded feature) is indexed to an entity’s own stock.

Our audits also included the translation of Renminbi (RMB) amounts into United States dollar (US$) amounts and, in our opinion, such translation, where provided, has been made in conformity with the basis stated in the last paragraph of Note 2(z) to the consolidated financial statements. Such United States dollar amounts are presented for the convenience of the readers.

Sherman Oaks, California

July 15, 2011

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2010

	Note	2009	2010
		RMB’000	RMB’000	US$’000
				(Note 2(y))
ASSETS
Current assets:
Cash and cash equivalents		3,709,503	3,178,156	481,539
Restricted cash	12	251,720	37,758	5,720
Accounts receivable, net	4	123,082	248,408	37,638
Inventories	5	98,012	61,848	9,371
Prepaid expenses	7	184,339	87,174	13,208
Other current assets		37,025	36,657	5,554
Due from related parties	26	25	24	4
Deferred income taxes	19	15,942	—	—
Assets held for sale	6	163,000	—	—
Due from discontinued operations	3(e)	200,000	—	—

Total current assets		4,782,648	3,650,025	553,034
Property, machinery and equipment, net	8	170,485	269,895	40,893
Proven and probable reserves	9	712,121	672,610	101,911
Construction in progress		86,591	61,823	9,367
Investment at cost		5,000	—	—
Investment in affiliate		—	184,860	28,009
Goodwill	10	82,058	—	—
Value beyond proven and probable reserves	9	67,295	67,295	10,196
Other acquired intangible assets, net	11	4,433	—	—
Acquisition deposit	3(d)	—	352,800	53,455

Total assets		5,910,631	5,259,308	796,865

LIABILITIES
Current liabilities:
Short-term bank borrowings	12	884,708	446,000	67,576
Accounts payable		60,750	40,349	6,114
Other payables		57,238	100,881	15,285
Accrued liabilities	13	40,472	23,430	3,550
Deposits received		1,310	1,310	198
Deferred revenues		16,370	3,905	591
Due to related parties	26	5,118	9,324	1,413
Taxation payable	19	15,016	15,912	2,411
Embedded derivative liability	14	63,096	20,113	3,047
Convertible notes	14	233,716	112,162	16,994
Assets retirement obligation	15	4,013	10,837	1,642
Deferred income taxes	19	—	1,419	215

Total current liabilities		1,381,807	785,642	119,036
Shareholders’ loans	16	6,732	6,509	986
Warrant liabilities	18	148,921	69,831	10,580
Deferred income taxes	19	175,281	166,113	25,170

Total liabilities		1,712,741	1,028,095	155,772

Commitments and contingencies	23

EQUITY
XING equity:
Common stock, par value RMB0.008 (equivalent of US$0.001); authorized 200,000,000 shares as of December 31, 2009 and 2010; outstanding and fully paid – 82,327,993 as of December 31, 2009 and 95,802,363 as of December 31,2010	17	602	694	105
Additional paid-in capital		2,404,998	2,627,793	398,151
Retained earnings		796,736	730,498	110,681
Cumulative translation adjustments		(160,532)	(154,264)	(23,373)

Total XING equity		3,041,804	3,204,721	485,564
Noncontrolling interests		1,156,086	1,026,492	155,529

Total equity		4,197,890	4,231,213	641,093

Total liabilities and equity		5,910,631	5,259,308	796,865

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2(y))
Net sales		2,153,873	1,826,799	1,155,943		175,143
Cost of goods sold		(1,287,096)	(1,474,930)	(1,077,857)		(163,312)

Gross profit		866,777	351,869	78,086		11,831
Operating expenses:
Selling expenses		(146,551)	(110,444)	(112,832)		(17,096)
General and administrative expenses		(59,794)	(114,807)	(67,992)		(10,302)
Research and development		(29,242)	(36,404)	(18,943)		(2,870)
Amortization of acquired intangible assets	11	(11,727)	(4,733)	(4,433)		(672)
Impairment of assets held for sale	6	—	(5,957)	—		—
Impairment of goodwill	10	—	—	(82,058)		(12,432)
Impairment of acquired intangible assets	11	(26,235)	(13,600)	—		—

Income (loss) from operations		593,228	65,924	(208,172)		(31,541)
Interest income		54,821	28,641	24,357		3,690
Exchange (loss) gain, net		(16,971)	406	(4,090)		(620)
Interest expense	28	(311,710)	(222,804)	(46,894)		(7,105)
(Loss) gain on remeasurement of embedded derivatives	14	160,036	(8,258)	19,006		2,880
Gain on disposal of interests in subsidiaries	3	2,269	—	—		—
Gain on issue/repurchase of stocks by subsidiaries	3	4,351	—	—		—
Gain (loss) on extinguishment of convertible notes	14	(10,634)	(15,261)	10,025		1,519
Impairment of investment at cost		—	(2,802)	—		—
Unrealized gain (loss) on warrants	18	—	(4,673)	48,745		7,386
Other income (loss), net		(3,700)	166	(1,468)		(223)

Income (loss) from continuing operations before income tax		471,690	(158,661)	(158,491)		(24,014)
Provision for income tax	19	(155,717)	(43,939)	(47,847)		(7,250)

Income (loss) from continuing operations, net of tax		315,973	(202,600)	(206,338)		(31,264)
Discontinued operations, net of tax	3(e)	(290,953)	(139,782)	—		—

Net income (loss) for the year		25,020	(342,382)	(206,338)		(31,264)
Net (income) loss attributable to the noncontrolling interests		(161,814)	82,486	150,808		22,850

Net loss attributable to shareholders		(136,794)	(259,896)	(55,530)		(8,414)

Net income (loss) for the year		25,020	(342,382)	(206,338)		(31,264)
Other comprehensive income (loss) — Translation adjustments		(33,815)	(85,883)	6,268		950

Comprehensive loss		(8,795)	(428,265)	(200,070)		(30,314)
Comprehensive (income) loss attributable to the noncontrolling interests		(161,814)	82,486	150,808		22,850

Comprehensive loss attributable to shareholders		(170,609)	(345,779)	(49,262)		(7,464)

Basic earnings (loss) per common share:
Continuing operations	21	RMB 4.98	RMB (1.91)	RMB (0.61)	US$	(0.09)
Discontinued operations		RMB (9.40)	RMB (2.22)	RMB —	US$	—

Total	21	RMB (4.42)	RMB (4.13)	RMB (0.61)	US$	(0.09)

Diluted earnings (loss) per common share:
Continuing operations	21	RMB 3.51	RMB (1.91)	RMB (0.61)	US$	(0.09)
Discontinued operations		RMB (9.40)	RMB (2.22)	RMB —	US$	—

Total	21	RMB (5.89)	RMB (4.13)	RMB (0.61)	US$	(0.09)

Weighted average number of shares outstanding
Basic	21	30,949,000	62,837,000	91,179,000		91,179,000

Diluted	21	30,949,000	62,837,000	91,179,000		91,179,000

Amounts attributable to shareholders
Income (loss) from continuing operations, net of taxes		154,159	(120,114)	(55,530)		(8,414)
Discontinued operations, net of taxes		(290,953)	(139,782)	—		—

Net loss		(136,794)	(259,896)	(55,530)		(8,414)

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2(y))
Cash flows from operating activities:
Net income (loss)	25,020	(342,382)	(206,338)	(31,264)
Loss from discontinued operations, net of tax	290,953	139,782	—	—
Adjustments to reconcile net income (loss) to net cash flows from operating activities -
Depreciation and depletion	15,488	36,111	65,254	9,887
Inventory write down	—	—	52,362	7,934
Amortization of land use right	803	—	—	—
Bad debt expense	232,841	12,400	8,490	1,287
Amortization of acquired intangible assets	11,727	4,733	4,433	672
Stock-based compensation	14,669	60,935	21,892	3,317
Foreign exchange loss (gain)	5,355	(406)	4,090	620
Interest expense on shareholders’ loans	437	437	434	66
Amortization of deferred debt issuance costs	24,738	21,031	—	—
Accretion of convertible note discounts	188,201	137,782	1,299	197
Loss (gain) on remeasurement of embedded derivatives	(160,036)	8,258	(19,006)	(2,880)
Loss (gain) on extinguishment of convertible notes	10,634	15,261	(10,025)	(1,519)
Gain on disposal of interests in subsidiaries	(2,269)	—	—	—
Gain on issue/repurchase of stocks by subsidiary	(4,351)	—	—	—
Net gain on disposal of property, machinery and equipment	(11)	—	(117)	(18)
Deferred income tax	(6,550)	(6,843)	8,193	1,241
Impairment of assets	26,235	19,557	82,058	12,432
Impairment of investment at cost	—	2,802	—	—
Unrealized gain (loss) on derivatives	—	4,673	(48,745)	(7,386)
Changes in operating assets and liabilities -
Accounts receivable	(276,560)	326,800	(133,816)	(20,275)
Bills receivable	(43,516)	43,516	—	—
Inventories	(5,891)	86,461	(16,198)	(2,454)
Prepaid expenses	(217,443)	197,586	97,165	14,722
Other current assets	55,874	454,481	4,575	693
Accounts payable	(55,944)	8,703	(20,401)	(3,091)
Other payables	(304,530)	144,851	151,215	22,913
Accrued liabilities	(8,101)	(21,849)	(17,042)	(2,582)
Deposits received	(200)	—	—	—
Deferred revenues	37,965	(26,180)	(12,469)	(1,889)
Taxation payable	(20,378)	(23,447)	897	136
Assets retirement obligation	—	4,013	6,824	1,034

Cash provided (used) by operating activities-continuing operations	(164,840)	1,309,066	25,024	3,793
Cash provided (used) by operating activities-discontinued operations	(58,048)	(436,488)	—	—

Cash provided (used) by operating activities	(222,888)	872,578	25,024	3,793

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2(y))
Cash flows from investing activities:
Acquisitions of property, machinery and equipment	(14,225)	(19,914)	(71,294)	(10,802)
Expenditures on construction-in-progress	—	(94,347)	(29,118)	(4,412)
Net cash flow on disposal of subsidiaries by QXM	(1,162)	8,764	—	—
Deposit received on disposal of assets	—	49,000	—	—
Net cash outflow on acquisition of subsidiary	—	(203,404)	(352,800)	(53,455)
Net cash outflow from disposal of subsidiaries	—	(60,180)	—	—
Proceeds from disposal of property, machinery and equipment	12,900	—	163,143	24,719
Net cash outflow on investment in affiliate	—	—	(92,430)	(14,004)
Proceeds from disposal of investment at cost	—	—	5,000	757
Refund of interest-bearing advances	408,658	—	—	—
(Increase) decrease in restricted cash	(5,418)	(115,421)	213,962	32,418

Cash provided (used) by investing activities- continuing operations	400,753	(435,502)	(163,537)	(24,779)
Cash provided (used) by investing activities- discontinued operations	(60,431)	(162,359)	—	—

Cash provided (used) by investing activities	340,322	(597,861)	(163,537)	(24,779)

Cash flows from financing activities:
Increase in short-term borrowings	2,582,231	(99,243)	1,318,422	199,761
Repayment of short-term borrowings	(2,577,399)	—	(1,757,130)	(266,232)
Net proceeds from issuance of convertible notes (Note 15 (b))	125,722	—	—	—
Net proceeds from exercise of options and warrants	—	42,058	50,889	7,711
Repayment of convertible notes	(171,763)	(163,990)	(5,227)	(792)
Net advances from related parties	297	—	—	—

Cash used by financing activities- continuing operations	(40,912)	(221,175)	(393,046)	(59,552)
Cash provided by financing activities- discontinued operations	29,355	531,233	—	—

Cash provided (used) by financing activities	(11,557)	310,058	(393,046)	(59,552)

Effect of translation adjustments on cash	(21,360)	7,201	212	32

Net increase in cash and cash equivalents	84,517	591,976	(531,347)	(80,506)
Cash and cash equivalents, beginning of year	3,033,010	3,117,527	3,709,503	562,045

Cash and cash equivalents, end of year	3,117,527	3,709,503	3,178,156	481,539
Less: cash and cash equivalents of discontinued operations	(209,184)	—	—	—

Cash and cash equivalents of continuing operations at end of year	2,908,343	3,709,503	3,178,156	481,539

Supplemental disclosure of cash flow information:
Interest paid	115,696	75,665	40,673	6,163
Income tax paid	162,527	105,433	38,758	5,872
Non-cash investing and financing activities:
— Consideration for acquisition of subsidiary paid in the form of common stock	—	472,982	—	—
— Subsidiary repurchased ordinary shares through the issuance of convertible notes	338,165	—	—	—
— Consideration for extinguishment of convertible notes liability paid in the form of common stock	—	45,967	130,561	19,782
— Subsidiary issued ordinary shares on partial conversion of convertible notes	55,054	126,650	—	—
— Warrant issuance costs paid in the form of share-based payment	2,500	—	—	—
— Convertible note issuance costs paid in the form of share-based payment	31,451	—	—	—

Additional supplemental disclosure of cash flow information is set out in Note 25.

The accompanying notes are an integral part of these consolidated financial statements.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	Note	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss) — cumulative translation adjustments	Noncontrol- ling interest	Total
		Number of shares	Amount
		‘000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2007		30,949	251	1,737,541	1,325,984	(41,808)	1,076,268	4,098,236
Issue of stock purchase warrants to investors and external consultants	18	—	—	48,904	—	—	—	48,904
Warrant issuance costs	18	—	—	(2,907)	—	—	—	(2,907)
Share-based compensation expense	18	—	—	9,604	—	—	5,065	14,669
Net income (loss)		—	—		(136,794)	—	161,814	25,020
Beneficial conversion amount relating to 5.5% Notes		—	—	73,933	—	—	19,853	93,786
Acquisition and disposal of equity interest in subsidiaries		—	—	—	—	—	(253,261)	(253,261)
Shareholders’ contribution	16	—	—	437	—	—	—	437
Translation adjustments		—	—	—	—	(33,815)	(3,193)	(37,008)

Balance as of December 31, 2008		30,949	251	1,867,512	1,189,190	(75,623)	1,006,546	3,987,876
Cumulative effect of change of accounting principle		—	—	(142,393)	(34,455)	974	(4,989)	(180,863)

Balance as of January 1, 2009		30,949	251	1,725,119	1,154,735	(74,649)	1,001,557	3,807,013
Issuance of common stocks	17	51,379	351	656,823	—	—	—	657,174
Share-based compensation expense	18	—	—	22,618	—	—	12,303	34,921
Net loss		—	—	—	(259,896)	—	(82,486)	(342,382)
Acquisition and disposal of equity interest in subsidiaries		—	—	—	(98,103)	—	224,753	126,650
Shareholders’ contribution	16	—	—	438	—	—	—	438
Translation adjustments		—	—	—	—	(85,883)	(41)	(85,924)

Balance as of December 31, 2009		82,328	602	2,404,998	796,736	(160,532)	1,156,086	4,197,890
Issuance of common stocks	17	13,474	92	208,881	—	—	—	208,973
Share-based compensation expense	18	—	—	13,317	—	—	8,575	21,892
Net loss		—	—	—	(55,530)	—	(150,808)	(206,338)
Acquisition and disposal of equity interest in subsidiaries	3	—	—	—	(10,708)	—	10,708	—
Shareholders’ contribution	16	—	—	434	—	—	—	434
Translation adjustments		—	—	163	—	6,268	1,931	8,362

Balance as of December 31, 2010		95,802	694	2,627,793	730,498	(154,264)	1,026,492	4,231,213

Balance as of December 31, 2010 (in US$’000)		—	105	398,151	110,681	(23,373)	155,529	641,093

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

The Company and its subsidiaries (the “Group”) are principally engaged in (i) the production and sale of mobile phones and accessories in the People’s Republic of China (the “PRC”); and (ii) the production and sale of molybdenum concentrates in the PRC. The Group ceased its business of selling telecommunication terminals and equipment, including cord and cordless telephone sets, in the PRC in November 2009.

Details of the Group’s subsidiaries and equity joint ventures are as follows:

Name	Note		Place of incorporation	Percentage of equity interest attributable to the Group as of December 31,		Principal activities
				2009	2010
Qiao Xing Mobile Communication Co., Ltd. (“QXM”)	(a	)	BVI	61.1%	60.7%	Investment holding
China Luxuriance Jade Company Ltd (“CLJC”)	(b	)	BVI	100%	100%	Investment holding
CEC Telecom Co., Ltd. (“CECT”)	(c	)	PRC	59.0%	58.6%	Manufacture and sales of mobile phones and accessories
Huizhou Taiherui Information Technology Co., Ltd (“Taiherui”)	(d	)	PRC	100%	100%	Investment holding
Chifeng Zhongtai Mining Company Ltd (“Zhongtai”)	(e	)	PRC	100%	100%	Investment holding
Chifeng Haozhou Mining Company Ltd (“Haozhou”)	(f	)	PRC	100%	100%	Producing and sales of molybdenum concentrates
Beijing VEVA Technology Co., Ltd (“BVT”)	(g	)	PRC	59.0%	58.6%	sales of mobile phone and accessories
Ar Horqin Xinsheng Mining Co., Ltd (“Xinsheng”)	(h	)	PRC	—	100%	Investment holding
Guangxi Hongyuan Mining Co., Ltd (“Hongyuan”)	(i	)	PRC	—	100%	Investment holding
Chifeng Aolunhua Mining Co., Ltd (“Aolunhua”)	(j	)	PRC	—	34.5%	Producing and sales of molybdenum concentrates

Notes —

(a) QXM was incorporated in the BVI on January 31, 2002 by the Group and Galbo Enterprises Limited (“Galbo”), an independent third party. QXM became a wholly-owned subsidiary of the Company on November 30, 2006 when the Company acquired the remaining 20% equity interest in QXM from Galbo at a total consideration of RMB356,064,000.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pursuant to a shareholders’ resolution of January 8, 2007, the par value of QXM’s ordinary shares was reduced to nil and the company was authorized to issue an unlimited number of ordinary shares. On April 13, 2007, QXM executed a 40-for-one split of its ordinary shares and, as a result, its issued and paid-up capital, all of which were then fully-owned by the Company, became converted into 40,000,000 ordinary shares of nil par value each.

As more fully described in Note 3(a), due to the exchange of US$40,000,000 senior convertible notes into 7,800,000 ordinary shares of QXM that were owned by the Company and the initial public offering (“IPO”) of 12,500,000 new ordinary shares issued by QXM during the year ended December 31, 2007, the Company’s equity interest in QXM was reduced to approximately 61.3% as of December 31, 2007.

On January 7, 2008 QXM issued 565,000 ordinary shares to its management team upon the exercise of stock options. On May 15, 2008, QXM repurchased 6,966,666 ordinary shares of QXM from two shareholders. All shares repurchased by QXM were cancelled. On August 21, 2008, QXM issued 1,511,397 ordinary shares to two investors upon the conversion of convertible notes issued by QXM. As a result, the Company’s equity interest in QXM changed to approximately 67.6% as of December 31, 2008.

On November 23 and December 9, 2009, QXM issued 4,114,286 ordinary shares to two investors upon the conversion of convertible notes issued by QXM. On December 4, 2009 QXM issued 960,884 ordinary shares to its management team in exchange for all of their existing stock options. On April 1, 2010, QXM issued 331,391 ordinary shares to its management team upon the vesting of restricted shares granted under the QXM 2007 Stock Plan. As a consequence, the Company’s equity interest in QXM was declined to 60.7% as of December 31, 2010.

(b) CLJC is a limited liability company incorporated in the British Virgin Islands with a registered share capital of US$ 50,000. CLJC was incorporated in the British Virgin Islands on May 4, 2000.

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

The Company purchased 100% equity interest in CLJC from Mr. Wu Ruilin on April 6, 2009 at an aggregate consideration of cash US$30,000,000 and 40,000,000 common shares of the Company (See Note 3(b)).

(c) CECT is a limited liability company established in the PRC on May 22, 2000 with an initial permitted operating period of 30 years. QXM completed the acquisition of an initial 65% equity interest in CECT from Tianjin Economic-Technological Development Area Co., Ltd. (“TEDA”), China Electronics Corporation (“CEC”) and other group companies of CEC for aggregate cash consideration of RMB312,750,000 on February 8, 2003. Upon the acquisition, the permitted operating period of CECT was to February 7, 2033.

On July 31, 2005, QXM completed the acquisition of an additional 25% equity interest in CECT from CEC via QXCI. The Group structured the acquisition of the additional equity interest in CECT by QXM through QXCI to facilitate the governmental approval process for the acquisition.

On July 31, 2006, QXM injected additional capital of US$18,750,000 (RMB149,600,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXM’s equity interest in CECT was increased from 90% to 93.4%, which was accounted for under the purchase method of accounting .

In December 2006, TEDA disposed of its remaining 6.6% interest in CECT to Qiao Xing Group Limited (“QXGL”), a company beneficially owned by Mr. Rui Lin Wu, and as of December 31, 2006, CECT was owned as to 93.4% by QXM and 6.6% by QXGL.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On June 30, 2007, QXM injected additional capital of US$50,000,000 (RMB380,425,000) into CECT in the form of cash. The minority shareholder did not participate in the capital injection and as a result, QXM’s equity interest in CECT increased from 93.4% to 96.6%, which was accounted for under the purchase method of accounting (Note 3(a)).

(d) Taiherui is a limited liability company established in the PRC on November 10, 2008 with a permitted operating period that ends on November 10, 2018. Its registered capital is HK$6,000,000 which was fully paid up on January 23, 2009. The Group’s interest in Taiherui through December 31, 2009 was held through CLJC, which owns a 100% equity interest in Taiherui.

(e) Zhongtai is a limited liability company established in the PRC on November 1, 2006 with a permitted operating period that ends on December 31, 2026. Its registered capital is RMB5,100,000 which was fully paid up on November 1, 2006. On February 6, 2009, the Company acquired a 100% equity interest in Zhongtai through Taiherui for cash consideration of RMB2,291,436.

(f) Haozhou is a limited liability company established in the PRC on November 4, 2004 with a permitted operating period that ends on November 3, 2014. Its registered capital is RMB3,000,000 which was fully paid up on November 4, 2004. Haozhou operates a molybdenum mine in Inner Mongolia, PRC. According to Chinese laws and regulations, the molybdenum mine can not be owned directly by foreign companies. The Company could not acquire Haozhou directly. The owners of Haozhou are Mr. Wu Ruilin and his relative.

On November 27 and November 28, 2008, Haozhou signed “Long-term Cooperation Agreement” and “Supplemental Agreement to Long-term Cooperation Agreement” with Zhongtai. According to these agreements, Zhongtai will provide RMB300 million working capital to Haozhou and Haozhou agreed to sell all of its products to Zhongtai at cash cost. Furthermore, all cash flows generated from the operation and disposal of Haozhou will belong to Zhongtai. Thus when the Company acquired Zhongtai through the acquisition of CLJC, the Company obtained the right to receive 100% of the expected residual returns from Haozhou. (Note 3(b))

(g) BVT was incorporated in March 2009 and was owned 100% by CECT. BVT are principally engaged in the sale of mobile phones and accessories in the PRC.

(h) Xinsheng is a limited liability company established in the PRC on July 27, 2010 with a permitted operating period ends on July 26, 2030. Its registered capital is RMB5,000,000 which was fully paid up on July 27, 2010. On December 28, 2010, the Company acquired a 100% equity interest in Xinsheng for cash consideration of RMB5,000,000.

(i) Hongyuan is a limited liability company established in the PRC on April 29, 2008 with a permitted operating period ending on April 29, 2028. Its registered capital is RMB10,000,000 which was fully paid up on April 29, 2010. On January 14, 2010, the Company acquired a 100% equity interest in Hongyuan for nil cash as Hongyuan was a shell company at the time of acquisition.

(j) Aolunhua is a limited liability company established in the PRC on February 5, 2007 with a permitted operating period ending on February 4, 2030. Its registered capital is RMB393.69 million which was fully paid up on September 19, 2010. On December 28, 2010, the Company acquired a 34.53% equity interest in Aolunhua through Xinsheng for cash consideration of RMB184,860,000.

The Group is subjected to, among others, the following operating risks:

Concentration of credit risk

The Group performs ongoing credit evaluations of each customer’s financial condition. It maintains reserves for potential credit losses. Such losses in the aggregate have not exceeded management’s expectations. As of December 31, 2009 and 2010, the Group’s five largest accounts receivable accounted for approximately 93.7% and 73% of the Group’s total accounts receivable, respectively.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

To comply with the PRC’s laws and regulations, the Company produces molybdenum concentrates in China via its VIE, Haozhou. Haozhou is 90% owned by Mr. Wu Ruilin, the Chairman of the Company, and the remaining 10% equity interest is owned by a relative of Mr. Wu Ruilin. The capital for Haozhou was funded by the Company and has been recorded as interest-free loans to Haozhou. These loans were eliminated against the debt of Haozhou in consolidation. Under various contractual agreements, Haozhou is required to sell all of its products to Zhongtai at cash cost. Furthermore, all future cash flows generated from the operation and disposal of Haozhou will belong to the Company. All voting rights of the VIE are assigned to the Company, and the Company has the right to appoint all directors and senior management personnel of the VIE. In addition, shareholders of Haozhou have pledged their shares in the VIE as collateral for performance under these contractual agreements. As of December 31, 2010, the total amount of interest-free loans to Haozhou was RMB 118 million (US$17.9 million), and the aggregate accumulated retained earnings of Haozhou of approximately RMB113.6 million (US$17.2 million) have been included in the consolidated financial statements.

Haozhou is a large copper-molybdenum poly-metallic mining company in China. Haozhou owns the exploration license of a mine covering 53.9 square kilometers in the Inner Mongolia Autonomous Region in the PRC. Through exploration of 32.34 square kilometers, Haozhou concluded that there is a reserve of 30,985 tons of molybdenum metal and an abundance of other types of multi-metal reserves, as determined by Behre Dolbear Asia, Inc, an independent mine consulting firm. The remaining 21.56 square meters are also expected to be explored in the future.

The operating results of Haozhou have been consolidated with those of the Group since April 6, 2009, when the Company acquired CLJC from Mr. Wu Ruilin. (Note 3(b))

A subsidiary is a company, including equity joint ventures, in which the Company holds, directly or indirectly, more than a 50% equity interest and over which it can exercise control, as defined under U.S. GAAP.

(b) Cash and cash equivalents

Cash and cash equivalents include cash on hand, amounts on deposit with banks and all highly liquid investments with maturity dates of three months or less at the time of acquisition.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the consolidated balance sheet, and is not included in cash in the consolidated statements of cash flows.

(c) Accounts receivable

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

(e) Exploration

Exploration costs include geological and geophysical work on areas without identified reserves together with drilling and other related costs. Exploration costs incurred for the purpose of converting mineral resources to proven and probable reserves or identifying new mineral resources at development or production stage properties are charged to expense as incurred. The Group did not undertake any exploration activities during the years ended December 31, 2008, 2009 and 2010.

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

In connection with the Company’s acquisition of additional equity interests in CECT, the value assigned to the portion of property, machinery and equipment acquired from the minority interest owner has been reduced to nil due to the excess of the fair value of the acquired additional net assets of CECT over the acquisition cost. In addition, as a result of the application of purchase accounting to account for the Company’s acquisition of an additional 20% interest in QXM on November 30, 2006, the Group’s interests in QXM’s and CECT’s property, machinery and equipment have been adjusted to a new cost basis which reflects the Company’s original 80%

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest at depreciated cost and the 20% acquired interest at the fair value of the assets as of November 30, 2006. Depreciation for financial reporting purpose is provided using the straight-line method over the estimated useful lives of the assets after taking into account the asset’s estimated residual value. Leasehold improvements are amortized over the lease term if shorter than the assets’ useful life. The estimated useful lives are as follows: leasehold improvements — 5 years (or over the lease term, if shorter), buildings — 8 to 30 years, machinery and equipment — 5 to 12 years, furniture and office equipment — 5 to 10 years, and motor vehicles — 5 to 8 years.

In connection with the Company’s acquisition of CLJC, the Company capitalized the costs to acquire proven and probable reserves and value beyond proven and probable reserves. The Company estimated the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and recorded these amounts as assets at the date of acquisition. Proven and probable mineral reserves are depleted over the life of the mine using the units-of-production method based on the volume of mineral produced in relation to the total estimated proven and probable mineral reserves. Fixed plant, facilities, mobile and other equipment are depreciated on a straight-line basis over the shorter of their estimated useful life or the life of the mine. Mine development costs include costs incurred from mine pre-production activities undertaken to gain access to proven and probable reserves including shafts, adits, drifts, ramps, permanent excavations, and infrastructure are capitalized once all operating permits have been secured, mineralized material is classified as proven and probable reserves and a final feasibility study has been completed. Mine development costs incurred to access specific areas of the ore body are depreciated using the units-of-production method over the estimated life of the mine based on the volume of mineral to be produced from proven and probable reserves in the area of the ore body to which the development activities provide access. Proven and probable reserves and general mine development costs are depleted or depreciated, respectively, using the units-of-production method based on the volume of mineral to be produced from proven and probable reserves over the estimated life of the mine. The cost assigned to value beyond proven and probable mineral reserves is not depleted. However, as the Company obtains new information, mineralized material relating to value beyond proven and probable reserves may be converted into proven and probable mineral reserves at which time the associated capitalized cost would become subject to depletion on a units-of-production basis.

Construction-in-progress represents factory, office buildings and mining plant and facilities under construction. When material, the Company capitalizes interest during the construction phase of qualifying assets. No interest has been capitalized in construction-in-progress during the years ended December 31, 2008, 2009 and 2010.

Assets the Company intends to dispose of are presented separately in the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

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

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i) Investment at cost

Investments in which the Group does not have control or significant influence are carried at cost less impairment for declines in value that are deemed to be other than temporary. Income from the investments is accounted for to the extent of dividends received and receivable.

(j) Investment in affiliate

Investments in which the Group does not have control but has significant influence are carried at cost less impairment for declines in value that are deemed to be other than temporary. Equity method is employed in investments in which the Group does not have control but has significant influence. The Group only includes its share of the investee’s net income as a separate line item in its income.

(k) Goodwill

Goodwill arose from the acquisition of equity interests in CECT and additional equity interest in QXM (Note 3(a)). Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired in business combinations accounted for under the purchase method. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process under U.S. GAAP. The first step screens for potential impairment of goodwill to determine if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

(l) Other acquired intangible assets

Intangible assets acquired in a business combination are recognized as assets apart from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Such intangible assets are initially measured and recorded at fair value. As a result of the application of purchase accounting to account for the Company’s acquisition of an additional 20% interest in QXM on November 30, 2006, other acquired intangible assets have been adjusted to a new cost basis, which reflects the Company’s original 80% interest at amortized cost and the 20% acquired interest at fair value as of November 30, 2006.

Intangible assets with determinable useful lives are amortized in straight line as follows:

Customer relationships	3 – 5 years
Completed technology	1.8 – 5 years
Core technology	4 – 5 years
Backlog	4 – 5 months
Licenses	5 years

The Company determined that the Group’s “CECT” brand held by its subsidiary, CECT, does not have a determinable useful life. Consequently, the carrying amount of this brand name is not amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. Such impairment test consists of a comparison of the fair value of the brand name with its carrying amount and an impairment loss is recognized if and when the carrying amount of the brand name exceeds its fair value. As of December 31, 2009, full impairment provision has been made on the Group’s “CECT” brand name.

(m) Impairment of long-lived assets with determinable useful lives

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

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(n) Noncontrolling interest

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

(o) Asset retirement obligation

In connection with the mining operation, the Company is required to make payments for restoration and rehabilitation. Provision for restoration cost is required when the Company has a present obligation as a result of past event, and it is probable that the Company will be required to settle that obligation. Provision is measured in accordance with the relevant rules and regulations applicable in the PRC at the balance sheet date.

In accordance with the relevant rules and regulations applicable in the PRC, the Company accrues an asset retirement obligation related to sewage based on the tonnes of ore produced and accrues an asset retirement obligation related to land restoration based on the underground hectares of area that have been mined. As the accrued liabilities are paid to relevant government agencies, the recorded amount of the liability is reduced.

(p) Sales recognition

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

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(q) Product warranties

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

	2009	2010
	RMB’000	RMB’000	US$’000
Balance at beginning of year	7,973	1,924	291
Adjust: disposal of QXCH	(2,944)	—	—
Provision	2,831	2,713	411
Utilized	(5,936)	(3,100)	(469)

Balance at end of year	1,924	1,537	233

(r) Shipping and handling costs

The Group has recorded its shipping and handling costs as a component of cost of goods sold.

(s) Advertising costs

Costs incurred for producing and communicating advertising are charged to expenses when incurred.

(t) Research and development expenditures

Research and development expenditures are charged to expenses as incurred.

(u) Operating leases

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on a straight-line basis over the contractual term of the leases.

(v) Stock-based compensation

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

(w) Debt issuance costs and borrowing costs

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

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(x) Income taxes

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

As of December 31, 2009 and 2010, the Company has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Company during the years ended December 31, 2008, 2009 and 2010, and no provision for interest and penalties is deemed necessary as of December 31, 2009 and 2010.

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

(y) Segment information

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

(z) Foreign currency translation

The reporting currency of the Group is Renminbi (“RMB”).

The Company’s functional currency is the United States dollar (“U.S. dollar” or “US$”) as a majority of its financing and cash is denominated in U.S. dollars. Through May 2, 2007, the functional currency of the Company’s subsidiary, QXM, was Renminbi. Effective May 3, 2007, QXM changed its functional currency to U.S. dollars due to the significant changes in the company’s economic facts and circumstances upon the completion of its listing on the NYSE, which resulted in the company’s financing activity being predominately denominated in and expected to continue to be predominately denominated in U.S. dollars. All other subsidiaries of the Company consider Renminbi to be their functional currency as they operate primarily in the PRC and most of their business activities are based in Renminbi.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The translation of the Company’s and QXM’s financial statements into Renminbi is performed for balance sheet accounts using the closing exchange rate in effect at each of the balance sheet dates and for revenue and expense accounts using the average exchange rate during each reporting period. Gains and losses resulting from translation are included in shareholders’ equity separately as cumulative translation adjustments.

For the convenience of readers, certain 2010 Renminbi amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$1.00 = RMB6.600, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on December 31, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at that rate or at any other rate on December 31, 2010, or at any other date.

(aa) Comprehensive income

The Group reported all changes in equity during a period, except for those resulting from investment by owners and distribution to owners, in the consolidated financial statements as comprehensive income for the period in which they are recognized. The Group has presented comprehensive income (loss), which encompasses net income (loss) and currency translation adjustments, in the consolidated statements of operations and comprehensive income (loss).

(bb) Earnings (loss) per common share

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

(cc) Financial instruments

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

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment

(dd) Issuance/repurchase of stock by QXM to/from third parties

On the issuance/repurchase of stock by QXM to/from third parties, when the Group’s share of net assets in QXM after the deemed disposal/acquisition exceeds (is less than) the Group’s share of net assets in QXM before the deemed disposal/acquisition, the Group credits (debits) the difference to the retained earnings account.

(ee) Recently issued accounting standards

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” (“ASU 2010-13”). ASU 2010-06 amends Accounting Standards Codification (“ASC”) 820 to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, the adoption of which did not have a material impact on the Group’s financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. The adoption of the Level 3 guidance of ASU 2010-06 is not expected to have a material impact on the Group’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13, “Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (“ASU 2010-13”). The objective of ASU 2010-13 is to address the classification of an employee share-based payment award with an exercise price dominated in the currency of a market in which the underlying equity security trades. ASC 718 provides guidance on the classification of a share-based payment award as either equity or liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 provide amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. Then amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 31, 2010. The adoption of ASU 2010-13 is not expected to have a material impact on the Group’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). The objective of ASU 2010-28 is to address questions about entities with reporting

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 is not expected to have a material impact on the Group’s consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). ASU 2010-29 specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 is not expected to have a material impact on the Group’s consolidated financial statements.

3.     ACQUISITIONS AND DISPOSALS

(a) Change of equity interests in QXM

QXM became a wholly-owned subsidiary of the Company on November 30, 2006, when the Company acquired the remaining 20% equity interest in QXM from the minority shareholder, Galbo, at a total consideration of RMB356,064,000. On May 3, 2007, QXM completed a listing of its ordinary shares on the New York Stock Exchange (the “NYSE”). On May 8, 2007, QXM and certain selling shareholders completed an IPO, priced at US$12.00 per share, of 12,500,000 new ordinary shares issued by QXM and 833,334 ordinary shares offered by the selling shareholders. The Company did not receive any proceeds from the IPO. Immediately prior to the listing of QXM’s ordinary shares on the NYSE on May 3, 2007, the investors of US$40,000,000 senior convertible notes issued by the Company exercised an option to exchange the entire US$40,000,000 notes into 7,800,000 ordinary shares of QXM that were owned by the Company (the “Exchange”) and as a result, the Company’s equity interest in QXM was decreased from 100.0%, or 40,000,000 shares, to 80.5%, or 32,200,000 shares, representing a disposal of 19.5% interest in QXM.

As a consequence of the QXM’s IPO on May 8, 2007, the Company’s equity interest in QXM was further diluted from approximately 80.5% immediately prior to the IPO to approximately 61.3% upon the completion of the IPO.

On January 7, 2008, QXM issued 565,000 new ordinary shares at US$7.50 per share upon the exercise of share options granted to its director and certain employees.

On May 15, 2008, QXM repurchased 6,966,666 of its issued ordinary shares at US$6.94 per share from two existing shareholders of QXM through the issuance of the 4.0% unsecured senior convertible notes (Note 14(a)). All ordinary shares repurchased were subsequently cancelled.

On August 19, 2008, the holders of the QXM unsecured senior convertible notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXM at a conversion price of US$5.49 per share. The stock price of QXM’s ordinary shares was US$5.31 at the date of exercise of the option to convert.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a consequence of the QXM share issue and repurchase in 2008, the Company’s equity interest in QXM was changed to 67.6%. In connection with the exercise of shares options, repurchase of issued ordinary shares and conversion of convertible notes, the Company recorded a gain of RMB 4,351,000 (US$638,000), which is calculated as follows:

	Exercise of share options	Repurchase of shares	Conversion of notes	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Share of net assets of QXM after transaction	1,584,925	1,706,718	1,838,425	5,130,068
Less: Share of net assets of QXM before transaction	(1,583,087)	(1,687,850)	(1,860,245)	(5,131,182)

Increase of net assets after transaction	1,838	18,868	(21,820)	(1,114)
Less: Goodwill relating to equity interest deemed disposed/acquired	(566)	7,954	(1,923)	5,465

Gain (loss) on deemed disposal/acquisition	1,272	26,822	(23,743)	4,351

On November 23, 2009, the holders of the QXM unsecured senior convertible notes exercised the option to convert US$8,187,000 of the principal amount of the notes and US$293,000 of accrued interest thereon into 2,093,996 ordinary shares of QXM at a conversion price of US$4.05 per share. The stock price of QXM’s ordinary shares was US$4.66 at the date of exercise of the option to convert.

On December 4, 2009 QXM issued 960,884 ordinary shares to its management team in replace of all of the outstanding stock options held by the management team.

On December 9, 2009, the holders of the QXM unsecured senior convertible notes exercised the option to convert US$7,886,000 of the principal amount of the notes and US$297,000 of accrued interest thereon into 2,020,290 ordinary shares of QXM at a conversion price of US$4.05 per share. The stock price of QXM’s ordinary shares was US$4.35 at the date of exercise of the option to convert.

As a consequence of the QXM share issues in 2009, the Company’s equity interest in QXM was changed to 61.1%. In connection with the conversion of convertible notes and the exchange of stock options to ordinary shares, the Company recorded a debit to retained earnings on deemed disposal of RMB 98,103,000 (US$14,372,000) during 2009, which is calculated as follows:

	Conversion of notes	Exchange Stock option	Conversion of notes	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Share of net assets of QXM after transaction	1,729,877	1,692,779	1,676,529	5,099,185
Less: Share of net assets of QXM before transaction	(1,760,885)	(1,725,504)	(1,705,248)	(5,191,637)

Increase (decrease) of net assets after transaction	(31,008)	(32,725)	(28,719)	(92,452)
Less: Goodwill relating to equity interest deemed disposed	(2,472)	(1,066)	(2,113)	(5,651)

Debit to retained earnings on deemed disposal	(33,480)	(33,791)	(30,832)	(98,103)

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On April 1, 2010, QXM issued 331,391 ordinary shares to its management team upon the vesting of restricted shares granted under the QXM 2007 Stock Plan. As a consequence, the Company’s equity interest in QXM was changed to 60.7%. In connection with the issuance of the ordinaries shares by QXM in 2010, the Company recorded a debit to retained earnings on deemed disposal of RMB 10,708,000 (US$1,622,000), which is calculated as follows:

RMB’000
Share of net assets of QXM after transaction	1,649,589
Less: Share of net assets of QXM before transaction	(1,659,965)

Increase (decrease) of net assets after transaction	(10,376)
Less: Goodwill relating to equity interest deemed disposed	(332)

Debit to retained earnings on deemed disposal	(10,708)

No deferred income tax benefit has been recognized on the loss on deemed disposal, as the Company and QXM were incorporated under the International Business Companies Act of the BVI and accordingly, are exempted from BVI income taxes.

(b) Acquisition of CLJC

On April 6, 2009, the Company acquired a 100% equity interest in CLJC in a cash-and-stock transaction from Mr. Wu Rui Lin, the president of the Company. CLJC was valued at approximately US$110 million. The Company paid US$30 million in cash and issued 40,000,000 shares of the Company’s common stock valued at US$2.00 per share to Mr. Wu Rui Lin. The pricing of the Company’s common stock at US$2.00 per share was a result of the negotiation between the Company and Mr. Wu Rui Lin. The closing share price of the Company as of the acquisition date was US$1.73 per share. The Company also issued 2,100,000 shares to a financial consulting firm and 100,000 shares to a law firm for services in connection with the acquisition.

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

The table below details the consideration transferred to acquire CLJC:

	Shares issued	Fair value of consideration	Fair value of consideration
		RMB’000	US$’000
Shares issued as the consideration of the acquisition	40,000,000
Multiplied by XING’s share price as of the acquisition date	$1.73	472,982	69,200

Fair value of the shares issued		472,982	69,200
Cash paid as the consideration of the acquisition		205,050	30,000

Total fair value of consideration transferred		678,032	99,200

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The transaction was accounted for using the acquisition method which required, among other things, that assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date. The following table summarizes the purchase price allocation for assets acquired and liabilities assumed as of the acquisition date.

RMB’000
Net current liabilities	(75,254)
Property, machinery and equipment	65,743
Construction in progress	59,690
Proven and probable reserves and other mineralized material*	801,450
Net deferred income tax liabilities	(173,597)

Fair value of net assets acquired	678,032
Total purchase consideration	678,032

*	Includes value beyond proven and probable mineral reserves (VBPP).

(c) Acquisition of equity interest in Aolunhua

On December 28, 2010, Xinsheng completed the acquisition of a 34.53% equity interest in Aolunhua for Rmb184,860,000 (US$28 million) from a local Chinese government agency. The consideration for the winning bid price is to be paid in two cash installments within six months. As of December 31, 2010, the Company paid the first installment of Rmb92,430,000 (US$14 million). The second installment of Rmb92,430,000 (US$14 million) was paid on June 8, 2011.

Aolunhua owns an open-pit copper-molybdenum mine (the “Mine” or “Aolunhua Mine”) covering 14.38 square kilometers. The Mine is located in Ar Horqin Banner, in Chifeng City in the Inner Mongolia Autonomous Region. The Mine’s designed annual processing capacity is 4.29 million tons of ore, which can yield an estimated 5,000 tons of molybdenum concentrate and 5,000 tons of copper concentrate on average grades basis. Commercial operation began in September 2009 and reached a daily processing capacity of 15,000 tons of ore by the end of 2009.

Aolunhua was originally majority-owned by two Chinese state-owned enterprises (“SOEs”), which owned 34.53% and 34.46%, respectively, and one private investor (who owned 25.97%). In order to increase efficiency, one State-owned enterprise controlled by the local government agreed to transfer its 34.53% equity interest to a publicly listed company. The transfer of this equity interest was subject to standard procedures required by the PRC for the transfer of SOE properties (including a public bidding process). The Company intends to attempt to acquire a controlling stake in Aolunhua in the near future.

The Acquisition has been accounted for using the equity method of accounting (see Note 2 (j)). Aolunhua was accounted for as an affiliate of the Company. As the Company acquired Aolunhua on December 28, 2010, no share of the Aolunhua’s net income was included in the consolidated income of the Company.

(d) Agreement to acquire Chifeng Xinyuan Mining Co., Ltd. (“Xinyuan”)

On December 23, 2010, Zhongtai entered into a Sale and Purchase Agreement with Chifeng Xingu Mining Co., Ltd., a non-affiliated third party, to acquire 100% of the equity interest in Xinyuan for RMB588 million (US$88.4 million) in cash to be paid in three equal installments within three months. The closing of the transaction was subject to government approval of transfer of all of the share capital of Xinyuang to Zhongtai, which as of December 31, 2010, had not been received (See Note 24). As of December 31, 2010, the first installment of Rmb352.8 million (US$53.5 million) had been paid to Chifeng Xingu Mining Co., Ltd. and was accounted for as an acquisition deposit.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Xinyuan owns a mining license for a lead-zinc-copper mine that covers 3.3233 square kilometers in Wulandaba Suma, Balinzuo Banner, in the Inner Mongolia Autonomous Region of the People’s Republic of China (the “Xinyuan Lead-zinc-copper Mine” or the “Mine”). According to the Independent Technical Review (“ITR”) issued by John T. Boyd Company, one of the largest independent consulting firms in the world serving the mining, financial, utility and related industries, the Xinyuan Lead-zinc-copper Mine is verified to have ore reserves of 9,749,000 tons, which primarily contains 1.44% lead, 2.64% zinc and 0.59% copper. The Mine, with well-developed infrastructure, including water and power supplies as well as transportation, and an experienced technical and management team, started operation in March 2010 and had processing capacity of 500 tons of ores per day as of December 31, 2010.

(e) Disposal of QXCH by XING

On November 30, 2009, the Company sold QXCH to Dragon Fu Investment Limited (“DFIL”) for a total consideration of RMB75,000,000 (US$10,989,000).

The condensed historical balances of QXCH’s assets and liabilities that were disposed of are as followings:

	November 30, 2009	November 30, 2009
	RMB’000	US$’000
Net sale proceeds	75,000	10,988
Less:
Cash	135,180	19,804
Other current assets	1,127,894	165,237
Property, machinery and equipment	13,694	2,006
Other non-current assets	118,741	17,396
Current liabilities*	(1,461,889)	(214,167)
Noncontrolling interests	(2,806)	(411)

Net liabilities disposed	(69,186)	(10,135)
Foreign currency realignment	49	7

Net gain on disposals	144,235	21,130

*	Current liabilities include borrowings by QXCH from the Company totaling RMB236,102,000 as of the date of the sale.

The results of the discontinued businesses of QXCH for years ended December 31 are shown below:

	2008	2009
	RMB’000	RMB’000
Sales, net	441,075	165,265

Loss from discontinued operations of QXCH before income tax and noncontrolling interest	(299,892)	(369,708)

Income tax expense	(8,471)	(1,902)
Net income attributable to the noncontrolling interest	17,410	(566)

Loss from discontinued operations of QXCH before disposal	(290,953)	(372,176)
Gain on disposal of QXCH	—	144,235
Realization of foreign currency translation gain relating to QXCH	—	88,159

Total loss for the financial year — discontinued operations of QXCH	(290,953)	(139,782)

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The net cash outflow in respect of the disposal of QXCH during the year ended December 31, 2009 is as follows:

	RMB’000	US$’000
Consideration	75,000	10,988
Cash disposed of	(135,180)	(19,805)
Unpaid consideration as at December 31, 2009	0	0

Net cash outflow	(60,180)	(8,817)

The Company has accounted for the QXCH business in the consolidated financial statements as a discontinued operation. Accordingly, assets and liabilities, revenues and expenses, and cash flows related to the QXCH business have been appropriately reclassified in the consolidated financial statements as discontinued operations for 2008 and 2009.

(f) Disposal of BCYT and HCECT by QXM

QXM disposed of its interests in BCYT and HCECT during the year ended December 31, 2008. Total gain in the amount of RMB2,269,000 on disposal of BCYT and HCECT was reflected in the consolidated statement of operations for the year ended December 31, 2008. The unpaid consideration of RMB8,764,000 relating to the disposal of HCECT that was outstanding as of December 31, 2008 was fully repaid during the year ended December 31, 2009.

4.    ACCOUNTS RECEIVABLE

Accounts receivable consists of:

	2009	2010
	RMB’000	RMB’000	US$’000
Trade receivables
— third parties	141,524	275,340	41,719

	141,524	275,340	41,719
Less: Allowance for doubtful accounts	(18,442)	(26,932)	(4,081)

Accounts receivable, net	123,082	248,408	37,638

Changes in the allowance for doubtful accounts are as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Beginning of year	6,043	18,442	2,794
Bad debt expense	12,938	8,599	1,303
Bad debt recovery	(539)	(109)	(17)

End of year	18,442	26,932	4,080

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    INVENTORIES

Inventories consist of:

	2009	2010
	RMB’000	RMB’000	US$’000
Raw materials	94,459	81,539	12,354
Finished goods	42,917	35,178	5,330

	137,376	116,717	17,684
Less: Reserve for obsolescence	(39,364)	(54,869)	(8,313)

Total Inventories	98,012	61,848	9,371

Changes in the reserve for obsolescence are as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Beginning of year	26,125	39,364	5,964
Provision for obsolescence for the year	13,239	15,505	2,349

End of year	39,364	54,869	8,313

6.    ASSETS HELD FOR SALE

In November 2009, the Company’s subsidiary, QXM, entered into an agreement for the sale of property and the associated land use rights to a third party for a total consideration of RMB163,000,000 (US$23,880,000). The sale was completed and the balance consideration of RMB114,000,000 was received in the second quarter of 2010. As of December 31, 2009, the land and property have been reclassified from non-current assets to current assets as assets held for sale. In addition, an impairment charge of RMB5,957,000 (US$873,000) was made during the year ended December 31, 2009 to write down the value of the assets to their fair value which was estimated based on the expected net sales proceeds.

7.    PREPAID EXPENSES

Prepaid expenses consist of:

	2009	2010
	RMB’000	RMB’000	US$’000
Advances to suppliers	181,550	86,302	13,076
Prepaid design, licensing and tooling fees	2,458	498	75
Other	331	374	57

	184,339	87,174	13,208

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.    PROPERTY, MACHINERY AND EQUIPMENT

Property, machinery and equipment consist of:

	2009	2010
	RMB’000	RMB’000	US$’000
Buildings and improvements	130,223	252,634	38,278
Machinery, equipment and software	54,659	55,681	8,437
Furniture and office equipment	3,845	5,531	838
Motor vehicles	4,878	4,010	608

	193,605	317,856	48,161
Less: Accumulated depreciation	(23,120)	(47,961)	(7,268)

Property, machinery and equipment, net	170,485	269,895	40,893

All the Group’s property, machinery and equipment are principally located in the PRC.

Depreciation charge for the continuing operations for each of the years was allocated to the following expenses items:

	Year ended December 31,
	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Cost of goods sold	10,134	13,576	23,835	3,611
Selling and distribution expenses	4	7	55	8
General and administrative expenses	1,849	2,572	1,851	281

Total	11,987	16,155	25,741	3,900

9.    PROVEN AND PROBABLE RESERVES

On April 6, 2009, the Company acquired a 100% equity interest in CLJC. In connection with the acquisition of CLJC, the Company capitalized the costs to acquire mineral reserves and other mineralized material. The Company estimated the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and recorded these costs as assets at the date of acquisition. Proven and probable mineral reserves are depleted over the life of the mine using the units-of-production method based on the volume of mineral produced in relation to the total estimated proven and probable mineral reserves. The cost assigned to value beyond proven and probable mineral reserves is not amortized. The details are as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Cost:
Proven and probable reserves	734,155	734,155	111,236
Value beyond proven and probable reserves	67,295	67,295	10,196

	801,450	801,450	121,432
Less: Accumulated depletion
— Proven and probable reserves	(22,034)	(61,545)	(9,325)

Proven and probable reserves	712,121	672,610	101,911
Value beyond proven and probable reserves	67,295	67,295	10,196

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.    GOODWILL

Goodwill is analyzed as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Beginning of year	82,058	82,058	12,433
Impairment of goodwill during the year	—	(82,058)	(12,433)

End of year	82,058	—	—

All goodwill was allocated to the mobile phones business segment. The impairment tests conducted by the Group on goodwill for the years ended December 31, 2008 and 2009 did not result in any impairment charges. In 2010, the impairment test conducted by the Group resulted in an impairment charge of RMB82,058,000 (US$12,433,000), which reflects the reduction in the estimated fair value of CECT that resulted mainly from the intensely competitive and difficult operating environment in the PRC mobile handset industry.

11.    OTHER ACQUIRED INTANGIBLE ASSETS, NET

Other acquired intangible assets, which arose from the acquisition by QXM of its initial 65.0% equity interest in CECT on February 8, 2003, and as subsequently adjusted for the purchase accounting of the Company’s acquisition of the remaining 20.0% interest in QXM on November 30, 2006, consisted of the following components:

	2009	2010
	RMB’000	RMB’000	US$’000
Cost:
— “CECT” brand	39,835	39,835	6,036
— Customer relationship	5,418	5,418	821
— Completed technology	16,950	16,950	2,568
— Core technology	24,193	24,193	3,666
— Backlog	9,175	9,175	1,390
— License	1,725	1,725	261

	97,296	97,296	14,742

Less: Accumulated impairment
— “CECT” brand	39,835	39,835	6,036
Less: Accumulated amortization
— Customer relationship	5,418	5,418	821
— Completed technology	16,950	16,950	2,568
— Core technology	19,760	24,193	3,666
— Backlog	9,175	9,175	1,390
— License	1,725	1,725	261

	92,863	97,296	14,742

Other acquired intangible assets, net	4,433	—	—

Due to the Group’s strategic shift to focus more on its high-end VEVA-branded handsets, the Group recorded an impairment charge of RMB26,235,000 on its “CECT” brand name in 2008 and an impairment charge of RMB13,600,000 in 2009.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.    SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consist of:

	2009	2010
	RMB’000	RMB’000	US$’000
Bills payable	191,200	—	—
Bank loans	693,508	446,000	67,576

	884,708	446,000	67,576

Bills payable are a form of bank borrowing with payment terms of not more than 180 days and are non-interest bearing unless they become trust receipt loans which then bear interest at the prevailing interest rate of bank loans.

During each of the periods presented, the Group entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The weighted average interest rate on these bank loans was 7.1%, 6.0% and 6.1% per annum during the years ended December 31, 2008, 2009 and 2010, respectively. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense is payable on a monthly or quarterly basis.

Short-term bank borrowings are secured by the following:

	2009	2010
	RMB’000	RMB’000	US$’000
Pledged of:
— Bank deposits of the Group	251,720	37,578	5,720
Guarantees provided by:
— QXGL	50,000	50,000	7,576
— QXGL and directors	290,000	260,000	39,394
— Directors	68,500	30,000	4,545

13.    ACCRUED LIABILITIES

Accrued liabilities consist of:

	2009	2010
	RMB’000	RMB’000	US$’000
Accruals for:
— Design, licensing and tooling fees	102	—	—
— Salaries	3,932	2,801	424
— Staff benefits	1,774	1,405	213
— Advertising	18,296	8	1
— Warranty	1,923	1,537	233
— Interest	5,966	10,166	1,540
— Professional service fees	6,329	6,506	986
— Others	2,150	1,007	153

	40,472	23,430	3,550

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.    CONVERTIBLE NOTES

Convertible notes consist of:

	2009	2010
	RMB’000	RMB’000	US$’000
QXM 4.0% unsecured senior convertible notes (Note (a))	112,162	112,162	16,994
0% unsecured senior convertible notes (Note (b))	121,554	—	—

Total debts	233,716	112,162	16,994
Less: Amount classified as current liabilities	(233,716)	(112,162)	(16,994)

Amount classified as non-current liabilities	—	—	—

Notes —

(a)	QXM 4.0% unsecured senior convertible notes

On May 15, 2008, QXM issued to the same investors of the 4.5% Notes US$70,000,000 aggregate principal amount of 4.0% unsecured senior convertible notes (the “QXM 4.0% Notes”) that came with warrants to purchase 1,648,721 ordinary shares of QXM (the “QXM Investor Warrants”). The consideration paid on May 15, 2008 by the investors for the QXM 4.0% Notes comprised a combination of 6,966,666 ordinary shares of QXM that were owned by the investors, valued at approximately US$48,349,000 based on the closing market price of the QXM’s ordinary shares on May 14, 2008, and cash of US$21,651,000. All ordinary shares of QXM submitted by the investors in exchange for the QXM 4.0% Notes were cancelled. In addition, QXM also issued warrants to its placement agent to purchase up to 942,127 ordinary shares of QXM at terms identical to the QXM Investor Warrants (the “QXM Agent Warrants” and collectively with the QXM Investor Warrants, the “QXM Warrants”).

The material terms and conditions of the QXM 4.0% Notes are summarized as follows:

•	the notes are unsecured and mature on May 15, 2011;

•	the notes bear interest at a rate of 4.0% per annum, payable in cash in arrears on a calendar semi-annual basis beginning June 30, 2008, and the default rate is 15%;

•

the notes are convertible at the holders’ option into ordinary shares of QXM at an initial conversion price of $7.43 per share. The conversion price is subject to reset if the average of the daily volume weighted average price (“VWAP”) of QXM’s ordinary shares for the five consecutive trading days ending on each three-month anniversary of the issuance date of the notes until maturity (each a “Reset Date”) is less than $6.76. In that event, the conversion price is reset to a price equal to the greater of US$4.05 or 92.5% of the arithmetic average of the daily VWAP of QXM’s ordinary shares for the five trading days ending on the applicable Reset Date. The conversion price of the notes was reset to US$4.05 on November 15, 2008;

•

the notes cannot be converted if, after giving effect to such conversion, the holders of the notes (together with their affiliates) would beneficially own in excess of 9.99% of QXM’s ordinary shares outstanding immediately after giving effect to the conversion;

•

the notes require an automatic re-pricing of the conversion price if QXM make certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the conversion price;

•

the holders of the notes have the right to require QXM to redeem the notes at any time on or after the 18 month anniversary of the issuance date of the Notes in an amount equal to the sum of (a) the outstanding principal of the Notes, and (b) the accrued and unpaid interest thereon. Accordingly, the notes were classified as current liabilities on the consolidated balance sheet as of December 31, 2008;

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•

in the event of a default, change of control and certain other fundamental transactions, the holders of the notes have the right to require QXM to redeem all or any portion of the notes at a price equal to the greater of (i) the amount to be redeemed multiplied by a redemption premium of 125% and (ii) the amount to be redeemed multiplied by the quotient determined by dividing the closing bid price of QXM’s ordinary shares on the date immediately preceding such event by the conversion price of the notes;

•

all principal, interest, late charges and other amounts due under the notes that are payable in cash shall be settled in U.S. dollars in an amount equal to the applicable U.S. dollar cash payment due under the terms of the notes multiplied by 6.99 and divided by the exchange rate of one U.S. dollar to RMB on the date such payment is due; and

•

QXM is required under the terms of the Registration Rights Agreement to file with the Securities and Exchange Commission (“SEC”) a registration statement to register the ordinary shares issuable upon the conversion of the notes and the exercise of the Warrants to permit the resale of such ordinary shares to the public. The registration statement was filed by QXM on June 27, 2008 and was declared effective by the SEC on July 11, 2008.

The material terms and conditions of the QXM Warrants are summarized as follows:

•	the initial exercise price of each QXM Warrant is $8.91 per share, subject to adjustments as provided for in the Warrant;

•	the QXM Warrants are exercisable at any time during a period of five years from May 15, 2008;

•

the QXM Warrants contain a “cashless exercise” feature if the registration statement covering the shares underlying the QXM Warrants is not available for the resale upon the exercise of the QXM Warrants;

•

the QXM Warrants contain certain limitations on the exercise thereof in the event that the holder would beneficially own in excess of 9.99% of QXM’s ordinary shares outstanding immediately after giving effect to such exercise; and

•

the QXM Warrants require an automatic re-pricing of the exercise price if QXM makes certain sales of its ordinary shares or ordinary share equivalents in a capital-raising transaction at a price below the exercise price of the QXM Warrants.

The notes included on the consolidated balance sheets are analyzed as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Gross proceeds from QXM 4.0% Notes	489,601	489,601	74,182
Discount on notes:
— Equity-classified October QXM Investor Warrants (Note (i))	(36,062)	(36,062)	(5,464)
— Liability-classified embedded derivatives (Note (ii))	(304,037)	(304,037)	(46,066)

Value of debt component at date of issue	149,502	149,502	22,652
Foreign currency realignment	6,612	6,612	1,002
Accretion of discount (Note (iii))	207,611	207,611	31,456
Partial conversion of Notes into ordinary shares	(131,047)	(131,047)	(19,856)
Purchase of Notes	(120,516)	(120,516)	(18,260)

Value of debt component at end of year	112,162	112,162	16,994

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes:

(i) The terms and features of the Investor Warrants were evaluated to determine whether they were to be classified as equity or liability and the Company concluded that all indicators for equity classification were present at the date of issuance.

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

The liability-classified embedded derivatives included on the consolidated balance sheet as of December 31, 2009 and 2010 is analyzed as followings:

	RMB’000	US$’000
Value on initial recognition	304,037	46,066
Foreign currency realignment	(6,464)	(979)
Gain on remeasurement included in earnings	(130,131)	(19,717)
Settled on conversion of Notes	(87,575)	(13,269)
Settled on Purchase of Notes	(39,889)	(6,044)

Balance at December 31, 2009	39,978	6,057
Foreign currency realignment	(859)	(130)
Gain on remeasurement included in earnings	(19,006)	(2,880)

Balance at December 31, 2010	20,113	3,047

Gain on remeasurement included in earnings attributable to the change in unrealized gain of liabilities still outstanding at end of year 2010 was RMB19,006,000 (US$2,880,000). Loss on remeasurement included in earnings attributable to the change in unrealized loss of liabilities still outstanding at end of year 2009 was RMB1,129,000.

(iii) The discount arising from the Investors Warrants and the embedded derivatives is accreted to interest expense to the first put date of the notes using the effective interest method. The discount was fully accreted as of December 31, 2009.

The carrying amount and the estimated fair value of the QXM 4.0% Notes at December 31, 2010 were Rm112,162,000 (US$16,994,000) (2009: RMB112,162,000) and RMB113,449,000 (US$17,189,000) (2009: RMB106,281,000), respectively.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Costs associated with the issuance of the notes, which have been classified as deferred debt issuance costs on the consolidated balance sheet, are analyzed as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Amount attributed to Agent Warrants (Note (i))	31,451	31,451	4,765
Other cash costs	20,887	20,887	3,165

Total deferred debt issuance costs on initial recognition	52,338	52,338	7,930
Foreign currency realignment	(1,180)	(1,180)	(179)
Accumulated amortization (Note (ii))	(31,866)	(31,866)	(4,828)
Written-off on conversion of QXM 4% Notes	(5,600)	(5,600)	(848)
Purchase of Notes	(13,692)	(13,692)	(2,075)

Net value at end of year	—	—	—

(i)	The fair value of the QXM Agent Warrants on the grant date, which was estimated using a multi-period binomial option pricing model, amounted to approximately RMB33,951,000. Of this amount, RMB31,451,000 was debited to deferred debt issuance costs as cost associated with the issuance of the notes, while the balance of RMB2,500,000 was debited to additional paid-in capital as cost associated with the issuance of the QXM Investor Warrants.

(ii)	The deferred debt issuance costs are amortized to expense to the first put date of the notes using the effective interest method.

In 2008, the holders of the notes exercised the option to convert US$8,251,000 of the principal amount of the notes and accrued interest thereon of US$46,000 into 1,511,397 ordinary shares of QXM at a conversion price of US$5.49 per share. In 2009, the holders of the notes exercised the option to convert US$16,073,000 of the principal amount of the notes and accrued interest thereon of US$590,000 into 4,114,286 ordinary shares of QXM at a conversion price of US$4.05 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a gain of RMB46,351,000 and RMB10,634,000 for the years ended December 31, 2009 and 2008 respectively, computed as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Fair value of ordinary shares issued	55,054	126,650	—	—
(Less) add: Carrying amount of:
— Notes	(21,287)	(109,760)	—	—
— Accrued interest	(316)	(4,028)	—	—
— Embedded derivatives	(28,417)	(59,158)	—	—
— Deferred debt issuance costs	5,600	—	—	—
— Foreign currency realignment	—	(55)	—	—

Loss (gain) on extinguishment of convertible debts	10,634	(46,351)	—	—

On March 31, 2009, the Company purchased from three noteholders (DKR SoundShore Oasis Holding Fund Ltd, CEDAR DKR Holding Fund Ltd and Chestnut Fund Ltd) US$30,000,000 of the outstanding QXM 4.0% Notes for an aggregate purchase price of US$24,000,000. On November 15, 2009, the Company redeemed US$30,000,000 of the principal amount of the QXM 4.0% Notes.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The carrying value of the QXM 4.0% Notes purchased by the Company was estimated to be approximately RMB146,713,000 (US$21,494,000) on March 31, 2009. The transaction resulted in a loss on the extinguishment of the US$30,000,000 QXM 4.0% Notes of RMB15,146,000 (US$2,219,000) for the group, being the difference between the purchase price and the carrying value of the debt, the accrued interest, the embedded derivatives and the unamortized deferred debt issuance costs relating to the QXM 4.0% Notes, computed as follows:

RMB’000
Aggregate purchase price	163,822
Less: Carrying amount of:
— Notes	(120,516)
— Accrued interest	(1,963)
— Embedded derivatives	(39,889)
— Deferred debt issuance costs	13,692

Loss on extinguishment of convertible debts	15,146

(b)	0% unsecured restated senior convertible notes

On November 3, 2009, the Company signed an Amendment and Exchange Agreement with two institutional investors of the 4.5% Notes and issued US$24 million aggregate principal amount of 0% unsecured restated senior convertible notes (the “0% Restated Notes”) to these two institutional investors in exchange of the 4.5% Notes. The Notes were payable in eight installments prior to the July 3, 2010 maturity date in the form of, at the Company’s option, cash or common stock. In addition, in connection with the restructuring, the Company issued 2,400,000 shares of common stock of the Company to these two institutional investors. The institutional investors have also waived the interest accrued on the 4.5% Notes over the first four months of 2009 as part of the restructuring.

The material terms and conditions of the 0% Restated Notes are summarized as follows:

•	the notes are noninterest bearing;

•

the notes mature on July 3, 2010, with monthly installment at amount of the lesser of US$ 3 million or the remaining principal. The installment payment starts on November 18, 2009 and continues first day of each month thereafter to maturity. For each installment payments, the Company can elect to pay in common shares or cash;

•

the notes are convertible, at the investor’s option, into common stock of the Company at an initial conversion price of US$2.00 per share. The conversion price for the Company’s common stock is subject to reset when the Company issues new shares below conversion price, then the conversion price will be reduced to an amount equal to the new issuance price. There was no conversion price reset before the notes were fully converted or repaid.

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

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activity with respect to the 0% Restated Notes for the years ended December 31, 2009 and 2010 is as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Par value of 0% Restated Notes	163,834	163,834	24,823
Discount on notes:	(2,429)	(2,429)	(368)

Value of debt component at date of issue	161,405	161,405	24,455
Foreign currency realignment	(9)	(842)	(127)
Extinguishment of notes	(40,959)	(162,980)	(24,694)
Accretion of discount (Note (iii))	1,117	2,417	366

Value of debt component at end of year	121,554	—	—

Notes —

(i) The Company concluded that for accounting purposes, during the convertible notes exchange transaction, the 4.5% Notes should be considered extinguished, and the 0% Restated Notes should be initially recorded at fair value.

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

(ii) The 0% Restated Notes are a form of hybrid instrument that comes with embedded derivatives, including the right to convert the notes by the note holders, a put option conditional upon a change of control and a put option conditional upon certain events of default combining with the options to change interest rate and extend maturity. The conversion option was bifurcated from the host debt instrument and separately accounted for as a derivative and subsequently marked to market through earnings. The put option conditional upon a change of control and the put option conditional upon certain events of default were determined to be classified as liabilities on the balance sheet on the date of initial recognition also. The value of the embedded compound derivatives, which amounted to approximately RMB34,462,000 on the date of initial recognition, has been included in the calculation of the loss on the extinguishment of the 4.5% Notes (Note 15 (a)). Subsequent to initial recognition, the liability-classified embedded derivatives were marked-to-market at the end of each reporting period with the resulting gain or loss recognized in the consolidated statements of operations. The valuation of the embedded derivatives at each period-end is derived from various valuation methods which uses significant unobservable inputs (Level 3), including Monte Carlo Simulation and Backward Dynamic Programming.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The liability-classified embedded derivatives included in the consolidated financial statements for the year ended December 31, 2009 and 2010 is analyzed as follows:

	RMB’000	US$’000
Value on initial recognition	34,462	5,222
Gain on remeasurement included in earnings	(3,637)	(551)
Foreign currency realignment	3	—
Extinguishment of notes	(7,710)	(1,168)

Balance at December 31, 2009	23,118	3,503
Extinguishment of notes	(22,913)	(3,471)
Foreign currency realignment	(205)	(32)

Balance at December 31, 2010	—	—

(iii) The discount is accreted to interest expense to the first put date of the 0% Restated Notes using the effective interest method.

On November 18, 2009, the holders of the notes exercised the option to convert US$3,000,000 of the principal amount of the notes into 1,624,256 ordinary shares of the Company at a conversion price of US$2.09 per share. On December 1, 2009, the holders of the notes exercised the option to convert US$3,000,000 of the principal amount of the notes into 1,694,915 ordinary shares of the Company at a conversion price of US$1.97 per share. The extinguishment of the convertible debts that arose from the conversion resulted in a gain of RMB2,711,000 for the year ended December 31, 2009.

	2009
	RMB’000	US$’000
Fair value of ordinary shares issued	45,967	6,734
(Less) add: Carrying amount of:
— Notes	(40,968)	(6,002)
— Embedded derivatives	(7,710)	(1,130)

Gain on extinguishment of convertible debts	(2,711)	(398)

On May 5, 2010, with the final payment of US$780,000 in cash, all of the outstanding 0% Restated Notes was redeemed or converted. The holders of the notes exercised the option to convert US$17,220,000 of the principal amount of the notes into 9,077,280 ordinary shares of the Company at an average conversion price of US$1.90 per share in 2010. The extinguishment of the 0% Restated Notes that arose from the conversion resulted in a gain of RMB10,025,000 (US$1,519,000) for the year ended December 31, 2010.

	2010
	RMB’000	US$’000
Fair value of ordinary shares issued	129,386	19,604
Plus: Cash paid	5,277	800
Less: Carrying amount of
— Notes	(120,476)	(18,254)
— Accretion of discount	(1,299)	(197)
— Embedded derivatives	(22,913)	(3,472)

Gain on extinguishment of convertible debts	(10,025)	(1,519)

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.    ASSETS RETIREMENT OBLIGATION

According to the relevant rules and regulations applicable in the PRC, the Company accrues an asset retirement obligation related to sewage based on the tonnes of ore produced and for land restoration obligation based on the underground hectares of area that have been mined as operating costs. As the accrued liabilities are paid to relevant government agencies, the recorded amount of the liability is relieved.

The assets retirement obligations included in the consolidated financial statements for the years ended December 31, 2010 and 2009 are analyzed as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Accrued liabilities payable for sewage	3,688	10,512	1,593
Accrued liabilities payable for land restoration	325	325	49

Balance at end of year	4,013	10,837	1,642

16.    SHAREHOLDERS’ LOANS

These represent unsecured loans from Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Group for repayment before January 1, 2012. For financial reporting purposes for the year ended December 31, 2010, interest expense of approximately RMB434,000 (US$64,000) (2009: RMB437,000; 2008: RMB437,000) was imputed based on the cost of borrowings of approximately 6.5% (2009: 6.5%; 2008: 6.5%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.

17.    COMMON STOCK TRANSACTIONS

The Company issued common stock during the years ended December 31, 2009 and 2010 as follows:

	Number of shares	Weighted average issue price
		US$
Balance as of January 1, 2009	30,948,836
Issuance of shares for the acquisition of CJLC (Note 3 (b))	40,000,000	1.73
Issuance of shares to consultants for the acquisition (Note 3 (b))	2,200,000	1.73
Issuance of shares for the CB exchange (Note 14(b))	2,400,000	2.04
Issuance of shares on conversion of CB (Note 14(b))	3,319,171	2.03
Issuance of shares on warrants exercise (Note 18)	3,459,986	1.78

Balance as of December 31, 2009	82,327,993
Issuance of shares on conversion of CB (Note 14(b))	9,077,280	2.11
Issuance of shares on warrants exercise (Note 18)	4,397,090	1.74

Balance as of December 31, 2010	95,802,363

As of December 31, 2008, the authorized shares of the Company were 50,000,000 shares, outstanding and fully paid shares were 30,948,836 shares. On January 9, 2009, in order to facilitate the acquisition of China Luxuriance Jade Company, Ltd, the Company increased its authorized shares to 200,000,000 shares.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.    STOCK OPTIONS AND WARRANTS

(a) Stock purchase options of a subsidiary

Pursuant to a shareholders’ resolution passed on March 19, 2007, the Company’s subsidiary, QXM, adopted an equity incentive plan (the “QXM 2007 Stock Plan”) under which QXM may grant incentive stock options, nonstatutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares and other stock-based awards to certain of its qualifying directors, employees and consultants of QXM in accordance with the QXM 2007 Stock Plan.

On March 19, 2007, QXM granted share options to a director and various employees of QXM to purchase 2,716,520 shares of QXM’s ordinary shares at an exercise price of US$7.50 per share. The options granted have terms ranging from 2 to 6 years from the date of grant and vest on various dates commencing from November 1, 2007. In addition, on March 19, 2007, in consideration of services rendered in connection with QXM’s IPO, QXM also granted an option to a consultant to purchase up to 1,200,000 shares of QXM’s common stock at an exercise price of US$18 per share with a term of four years commencing from the grant date. The option vested on April 1, 2007 and will expire on March 18, 2011.

QXM did not grant any share options during the years ended December 31, 2008, 2009 and 2010.

In December 2009, QXM granted 1,955,057 restricted shares to a director and various employees and concurrently cancelled 1,744,800 of employee share options that were outstanding under the QXM 2007 Stock Plan. Of the 1,955,057 restricted shares that were granted, 960,884 shares vested immediately while the balance of 994,173 shares vest on various dates ending April 1, 2012. The grant of restricted shares and cancellation of outstanding share options resulted in a modification charge of approximately US$6,360,000 which is being recognized over the vesting periods of the restricted shares. The modification charge recognized in 2009 and 2010 amounted to US$3,348,000 (RMB22,851,000) and US$1,337,000 (RMB9,046,000), respectively. As of December 31, 2010, the total unrecognized modification charge amounted to US$1,652,000, which is expected to be recognized over a remaining weighted average vesting period of 1.25 year.

Stock option activity of QXM during the year ended December 31, 2010 was as follows:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate intrinsic value
		US$		US$
Balance as of January 1, 2010	1,200,000	18.00

Balance as of December 31, 2010	1,200,000	18.00	0.2 years	—

Exercisable as of December 31, 2010	1,200,000	18.00	0.2 years	—

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the activities for the QXM’s unvested restricted shares for the year ended December 31, 2009 and 2010:

	Number of shares	Weighted average grant date fair value
		US$
Balance as of January 1, 2009	—	—
Granted	1,955,057	4.60
Vested	(960,884)	4.60

Balance as of December 31, 2009	994,173	4.60
Vested	(331,391)	4.60
Canceled	(7,776)	4.60

Balance as of December 31, 2010	655,006	4.60

Expected to vest after December 31, 2010	655,006	4.60

The Company recognizes compensation cost based on the grant date fair value over the period that the employees are required to provide services in exchange for the award. The total amount of share-based compensation expenses recognized during the years ended December 31, 2008, 2009 and 2010, was approximately US$2,111,000 (RMB14,668,000) and US$5,115,000 (RMB34,922,000) and US$3,236,000 (RMB21,892,000), respectively. As of December 31, 2010, there was US$4,171,000 of unrecognized compensation cost related to unvested restricted shares. This amount is expected to be recognized over a remaining weighted average vesting period of 1.25 year.

(b) Stock purchase warrants of the Company

The warrant activities of the Company during the years ended December 31, 2008, 2009 and 2010 were as follows:

	Number of stock warrants	Weighted average exercise price
		US$
Outstanding as of January 1, 2009	5,200,071	7.265
Repricing adjustment (Note (i))	12,800,930
Exercised	(3,459,979)

Outstanding as of December 31, 2009	14,541,022	2.174
Repricing adjustment (Note (ii))	258,281
Exercised	(4,397,090)
Expiration	(4,331,923)

Outstanding as of December 31, 2010	6,070,290	1.735

Exercisable as of December 31, 2010	6,070,290	1.735

Exercisable as of December 31, 2009	14,541,022	2.174

Notes —

(i)	Due to the acquisition of CJLC (note 3(b)) and the conversion of the 0% Restated Notes (note 14 (b)), the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2009.

(ii)	Due to the conversion of the 0% Restated Notes, the exercise prices and the shares underlying certain outstanding warrants were adjusted during the year ended December 31, 2010.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about the warrants described above that are outstanding and exercisable at December 31, 2010:

Warrants	Exercise price (US$)	Number of outstanding warrants	Weighted-average remaining contractual life (years)
2006 Oct CB Warrants	1.735	1,747,522	0.83
2007 Aug CB Warrants	1.735	4,322,768	1.63

		6,070,290	1.40

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

As a result of adopting ASC 815-40-15 through 815-40-15-8, the following warrants outstanding at January 1, 2009 previously treated as equity pursuant to the scope exception in ASC 815-10-15-74 (formerly paragraph 11(a) of SFAS No. 133) were no longer afforded equity treatment. As such, as of January 1, 2009, the Company reclassified the fair value of these 5,200,071 warrants from equity to liability as if these warrants had been treated as a derivative liability since their date of issue. On January 1, 2009, the Company recognized a cumulative-effect adjustment of RMB165,532,000 (US$24,250,576), whereby RMB70,443,000 (US$10,319,961) was reclassified from beginning retained earnings and RMB95,089,000 (US$13,930,615) from additional paid-in capital, to recognize the fair value of the following warrants as warrant liability on such date.

The following table summarizes the warrants that are outstanding and exercisable as of December 31, 2008 that were reclassified from equity to liability:

Warrants	Exercise price (US$)	Number of outstanding warrants	Weighted-average remaining contractual life (years)
2006 Oct Placement Warrants	5.56	1,543,165	1.83
2006 Oct CB Warrants	5.56	1,402,879	2.83
2007 Aug CB Warrants	10.19	736,016	3.63
2007 Nov SPA Warrants	13.00	473,814	2.84
2006 Feb Placement Warrants	6.333	20,730	1.15
2006 Feb Montauk Warrants	6.899	41,808	1.05
2006 Jan Placement Warrants	6.899	471,070	1.05
2005 Apr Placement Warrants	7.966	46,410	1.28
2005 Feb Placement Warrants	7.966	464,179	1.13

		5,200,071	2.30

The above warrants are not considered indexed to the Company’s own stock and have been recorded at their fair value as derivative liabilities. As such, all changes in the fair value of these warrants have been recognized as other income or expenses. These warrants will continue to be reported as liability until such time as they are exercised or expire.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company estimates the fair value of the above warrants using Black-Scholes Model and binomial option pricing model as of the issuance date and Monte Carlo simulations since January 1, 2009 based on the following assumptions (Level 2):

Warrants	Exercise price (US$)	Remaining contractual life (years)	Dividend yield (%)	Expected volatility (%)	Risk-free interest rate (%)	Estimated fair value (US$/warrant)
2006 October Placement Warrants
October 31, 2006 (date of issuance)	14.30	4.00	—	67.52%	4.62%	7.302
January 1, 2009	5.560	1.83	0.0%	82.51%	0.80%	3.738
December 31, 2009	1.770	0.83	0.0%	80.50%	0.38%	0.901
January 14, 2010 (date of exercise)	1.735	0.83	0.0%	80.50%	0.38%	0.901
October 25, 2010 (date of exercise)	1.735	0.02	0.0%	102.91%	0.12%	0.1103
October 26, 2010 (date of exercise)	1.735	0.01	0.0%	101.29%	0.11%	0.1142
October 27, 2010 (date of exercise)	1.735	0.01	0.0%	25.70%	0.12%	0.0414
November 1, 2010 (date of exercise)	1.735	0	0.0%	N/A	N/A	0.00
2006 October CB Warrants
October 31, 2006 (date of issuance)	14.30	5.00	—	67.52%	4.62%	8.011
January 1, 2009	5.560	2.83	0.0%	77.50%	1.10%	4.650
December 31, 2009	1.770	1.83	0.0%	88.11%	1.03%	1.536
December 31, 2010 (date of exercise)	1.735	0.83	0.0%	68.69%	0.23%	1.207
2007 August CB Warrants
August 14, 2007 (date of issuance)	10.19	5.00	—	62.07%	4.00%	5.72
January 1, 2009	10.190	3.62	0.0%	73.20%	1.32%	9.048
December 31, 2009	1.770	2.63	0.0%	83.49%	1.49%	1.738
December 31, 2010	1.735	1.63	0.0%	64.63%	0.47%	1.341
2007 November SPA Warrants
August 14, 2007 (date of issuance)	13.00	4.0	—	62.07%	4.00%	2.696
January 1, 2009	13.000	2.83	0.0%	77.46%	1.10%	10.945
November 20, 2009 (date of exercise)	1.847	1.95	0.0%	87.29%	0.73%	1.548
December 28, 2009 (date of exercise)	1.770	1.85	0.0%	87.94%	0.99%	1.555
2006 February Placement Warrants
February 22, 2006 (date of issuance)	7.00	4.0	—	49.57%	4.67%	2.42
January 1, 2009	6.633	1.14	0.0%	90.55%	0.47%	0.154
December 31, 2009	6.301	0.15	0.0%	52.54%	0.05%	0.000
2006 February Montauk Warrants
February 3, 2006 (date of issuance)	8.125	3.95	—	56.36%	4.52%	3.038
January 1, 2009	6.899	1.04	0.0%	92.25%	0.42%	0.118
December 31, 2009	6.864	0.05	0.0%	46.79%	0.02%	0.000
2006 January Placement Warrants
January 17, 2006 (date of issuance)	8.125	4.0	—	47.17%	4.30%	2.27
January 1, 2009	6.899	1.04	0.0%	92.25%	0.42%	0.118
December 31, 2009	6.864	0.05	0.0%	46.79%	0.02%	0.000
2005 April Placement Warrants
April 12, 2005 (date of issuance)	9.86	5.0	—	62.74%	3.95%	1.537
January 1, 2009	7.966	1.28	0.0%	87.76%	0.53%	0.112
December 31, 2009	7.925	0.28	0.0%	49.82%	0.08%	0.000
2005 February Placement Warrants
February 16, 2005 (date of issuance)	9.86	5.0	—	67.49%	3.67%	2.677
January 1, 2009	7.966	1.13	0.0%	90.18%	0.46%	0.096
December 31, 2009	7.925	0.13	0.0%	54.70%	0.05%	0.000

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The risk-free interest rate reflects the interest rate for U.S. Treasury Note with similar time-to-maturity to those of the warrants.

In 2010, 1,648,931 warrants of 2006 Oct Placement Warrants and 2,748,159 warrants of 2006 Oct CB Warrants were exercised by warrants holders. Accordingly, the Company reclassified the aggregate fair values of US$4,031,607 to equity in 2010.

In 2009, the 2007 Nov SPA Warrants were fully exercised by warrants holders. Accordingly, the Company reclassified the 2007 Nov SPA warrants at their aggregate fair values of US$5, 377,048 to equity in 2009.

The warrant liabilities included in the consolidated financial statements for the year ended December 31, 2010 is analyzed as follows:

Warrants	Net value as of December 31, 2009	(Gain)/loss on remeasurement	Exercised	Foreign currency realignment	Net value at December 31, 2010
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
2006 Oct Placement Warrants	29,812	(24,713)	(4,716)	(383)	—	—
2006 Oct CB Warrants	46,203	(9,083)	(21,892)	(1,307)	13,921	2,109
2007 Aug CB Warrants	50,269	(10,606)	—	(1,403)	38,260	5,797

	126,284	(44,402)	(26,608)	(3,093)	52,181	7,906

The warrant liabilities included in the consolidated financial statements for the year ended December 31, 2009 is analyzed as follows:

Warrants	Net value as of January 1, 2009	(Gain)/loss on remeasurement	Exercised	Net value at December 31, 2009
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
2006 Oct Placement Warrants	39,374	(9,562)	—	29,812	4,368
2006 Oct CB Warrants	44,528	1,675	—	46,203	6,769
2007 Aug CB Warrants	45,457	4,812	—	50,269	7,364
2007 Nov SPA Warrants	35,398	1,305	(36,703)	—	—
2006 Feb Placement Warrants	22	(22)	—	—	—
2006 Feb Montauk Warrants	34	(34)	—	—	—
2006 Jan Placement Warrants	380	(380)	—	—	—
2005 Apr Placement Warrants	35	(35)	—	—	—
2005 Feb Placement Warrants	304	(304)	—	—	—

	165,532	(2,545)	(36,703)	126,284	18,501

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Stock purchase warrants of a subsidiary

On May 15, 2008, one subsidiary of the Company, QXM, issued to two investors of QXM 4.0% Notes (Note 14(a)). In connection with the issuance of the QXM 4.0% Notes, QXM issued warrants to purchase 1,648,721 ordinary shares of QXM to these two investors. In addition, QXM also issued warrants to its placement agent to purchase up to 942,127 ordinary shares of QXM at terms identical to the QXM investor warrants. Information about these warrants outstanding as of December 31, 2010 is as follows:

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual term
		US$
Investor Warrants	1,648,721	8.91	2.4 years
Agent Warrants	942,127	8.91	2.4 years

Total	2,590,848	8.91	2.4 years

Exercisable as of December 31, 2010	2,590,848	8.91	2.4 years

The fair value of the QXM Warrants on the date of grant was US$5.15 per warrant, which was estimated by management using a multi-period binomial option pricing model based on the following assumptions:

Stock price of underlying ordinary share on grant date	US$7.45
Risk-free interest rate	4.3%
Expected dividend yield	0%
Expected term	5 years
Expected stock price volatility	65.38%

Effective January 1, 2009, QXM adopted the guidance provided in FASB ASC 815-40-15-5 through 815-40-15-8. ASC 815-40-15-5 through 815-40-15-8 applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, as defined in ASC paragraph 815-10-15-83 and to any freestanding financial instruments that are potentially settled in an entity’s own common stock.

As a result of adopting ASC 815-40-15 through 815-40-15-8, the Investors Warrants and the Agent Warrants of QXM outstanding at January 1, 2009, which were previously treated as equity pursuant to the scope exception in ASC 815-10-15-74, were no longer afforded equity treatment. As such, as of January 1, 2009, QXM reclassified the fair value of the Warrants from equity to liability as if the Warrants had been treated as a derivative liability since their date of issue. On January 1, 2009, QXM recognized a cumulative-effect adjustment of RMB15,414,000, whereby RMB53,158,000 was reclassified to beginning retained earnings, RMB1,440,000 to foreign currency translation adjustments, and RMB70,012,000 from additional paid-in capital, to recognize the fair value of the Warrants as warrant liability on such date.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The warrant liability included on the consolidated balance sheet as of December 31, 2009 and 2010 is analyzed as follows:

	2009	2010
		RMB’000	US$’000
Recognized on January 1, 2009	15,414	15,414	2,335
Foreign currency realignment	4	(640)	(97)
Loss on remeasurement	7,219	2,876	436

Net value at end of year	22,637	17,650	2,674

Loss on remeasurement for the period included in earnings attributable to the change in unrealized gain of liabilities still outstanding at end of year	7,219	(4,343)	(658)

Changes in the fair value of the warrant liability subsequent to January 1, 2009 are recognized in the consolidated statement of operations.

The fair value of the QXM Warrants as of January 1, 2009 and December 31, 2009 and December 31, 2010 was US$0.87 per warrant, US$1.28 per warrant and US$1.03 per warrant, respectively, which was estimated by management using the Black-Scholes option pricing model based on the following assumptions (Level 2):

	January 1, 2009	December 31, 2009	December 31, 2010
Stock price of underlying ordinary share on grant date	US$2.54	US$3.66	US$4.06
Risk-free interest rate	1.54%	1.88%	0.74%
Expected dividend yield	0%	0%	0%
Expected term	4.37 years	3.37 years	2.37 years
Expected stock price volatility	79.21%	80.55%	80.27%

19.    INCOME TAXES

The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company, QXM and CLJC were incorporated under the International Business Companies Act of the BVI and, accordingly, are exempted from the payment of BVI income taxes. The Company’s branch office registered in Hong Kong is subject to Hong Kong income taxes at a rate of 16.5%.

At present, substantially all of the Group’s income is generated in the PRC by Haozhou, Zhongtai and CECT. Under the PRC Enterprise Income Tax Law (the “Tax Law”), Haozhou, Zhongtai and CECT are all subject to an enterprise income tax rate of 25%. The deferred tax assets and liabilities of the Group are measured using the enacted tax rate of 25% that is expected to apply in the years in which those temporary differences are expected to be recovered or settled.

The Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the New Tax Law, the distribution of earnings generated prior to January 1, 2008 is exempt from the withholding tax. In addition, as Haozhou, Zhongtai and CECT will not be distributing their earnings for the year ended December 31, 2009 and 2010 to the Company, no deferred tax liability has been recognized for the undistributed earnings of Haozhou, Zhongtai and CECT through December 31, 2010.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Provision of income tax in the consolidated statement of operations and comprehensive income consists of:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
PRC income tax on current year’s profit
— current	162,267	50,782	39,655	6,008
— deferred	(6,550)	(6,843)	8,192	1,242

Total income tax expense	155,717	43,939	47,847	7,250

The reconciliation of the PRC statutory income tax rate to the effective income tax rate based on income before income tax stated in the consolidated statements of operations and comprehensive income is as follows:

	2008	2009	2010
PRC statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential tax rates	0.8%	—	—
Losses (gains) of BVI companies not subject to tax	4.9%	(36.6)%	13.2%
Non-deductible activities	2.3%	(17.2)%	(26.6)%
Changes in valuation allowance	—	—	(41.8)%
Effect of changes in expected future tax rates	—	1.1%	—

Effective income tax rate	33%	(27.7)%	(30.2)%

Deferred income tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of those amounts shown on the consolidated balance sheets as of December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Deferred income tax assets:
Tax losses carried forward	1,017	44,820	6,791
Allowance for doubtful accounts	3,233	7,056	1,069
Write-off of obsolete and slow-moving inventories	9,841	13,717	2,078
Provision for product warranties	481	384	58
Assets retirement obligation	—	2,709	411
Assets held for sale	2,831	—	—
Property, machinery and equipment, net	1,302	2,209	335
Investment at cost	702	—	—

Total deferred income tax assets	19,407	70,895	10,742
Valuation allowance	(1,017)	(67,146)	(10,174)

Total deferred income tax assets net of valuation allowance	18,390	3,749	568
Deferred income tax liabilities:
Provision for maintenance & safe production	(444)	(4,128)	(626)
Proven and probable reserves and value beyond proven and probable reserves	(175,909)	(167,153)	(25,327)
Other acquired intangible assets	(1,376)	—	—

Net deferred income tax liabilities	(159,339)	(167,532)	(25,385)

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Taxation payable comprises:

	2009	2010
	RMB’000	RMB’000	US$’000
PRC enterprise income tax	12,965	10,385	1,574
PRC value-added tax	1,386	4,616	699
PRC other taxes	665	911	138

	15,016	15,912	2,411

As of December 31, 2010, the Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods and does not believe that there will be any significant increases or decreases of unrecognized tax benefits within the next twelve months. No interest or penalties relating to income tax matters have been imposed on the Group during the year ended December 31, 2010 and no provision for interest and penalties is deemed necessary as of December 31, 2010.

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

20.    DISTRIBUTION OF INCOME

Substantially all of the Group’s income is contributed by Haozhou, Zhongtai and CECT, equity joint venture enterprises established in the PRC. Income of Haozhou, Zhongtai and CECT, as determined under PRC GAAP, is distributable to their joint venture partners after transfer to dedicated reserves, namely, the general reserve, the enterprise expansion fund and the staff welfare and bonus fund as required under the PRC Company Law and the articles of association of the respective company. Under the relevant regulations, Zhongtai and CECT are required to transfer at least 10% of their annual PRC GAAP income to the general reserve until such reserve reaches 50% of their registered capital.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.    EARNINGS (LOSS) PER COMMON SHARE

The following is a reconciliation from basic earnings (loss) per common share to diluted earnings (loss) per common share:

	2008	2009	2010
	RMB	RMB	RMB	US$
Net income (loss) from continuing operations	315,973,000	(202,600,000)	(206,338,000)	(31,264,000)
Less: Amount attributable to noncontrolling interests	(161,814,000)	82,486,000	150,808,000	22,850,000

Net income (loss) from continuing operations attributable to common stockholders	154,159,000	(120,114,000)	(55,530,000)	(8,414,000)

Net loss from discontinued operations attributable to common stockholders	(290,953,000)	(139,782,000)	—	—

Net loss attributable to common stockholders	(136,794,000)	(259,896,000)	(55,530,000)	(8,414,000)

Net income (loss) from continuing operations attributable to common stockholders	154,159,000	(120,114,000)	(55,530,000)	(8,414,000)
Less: Amount attributable to convertible notes holders of QXM	(45,528,000)	—	—	—

Diluted net income (loss) from continuing operations	108,631,000	(120,114,000)	(55,530,000)	(8,414,000)
Net income (loss) from discontinued operations	(290,953,000)	(139,782,000)	—	—

Fully diluted net loss attributable to common stockholders	(182,322,000)	(259,896,000)	(55,530,000)	(8,414,000)

Weighted average common shares — basic	30,949,000	62,837,000	91,179,000	91,179,000
Effect of dilutive stock options, warrants and convertible notes	—	—	—	—

Weighted average common shares — diluted	30,949,000	62,837,000	91,179,000	91,179,000

Basic earnings (loss) per common share:
Continuing operations	4.98	(1.91)	(0.61)	(0.09)
Discontinued operations	(9.40)	(2.22)	—	—

Total	(4.42)	(4.13)	(0.61)	(0.09)

Diluted earnings (loss) per common share:
Continuing operations	3.51	(1.91)	(0.61)	(0.09)
Discontinued operations	(9.40)	(2.22)	—	—
Total	(5.89)	(4.13)	(0.61)	(0.09)

All outstanding warrants of the Company and common stock equivalents had an anti-dilutive effect and accordingly, were excluded from the computation of diluted loss per share for the year ended December 31, 2010 and 2009. For the year ended December 31, 2008, all outstanding warrants of the Company and common stock equivalents, except for the convertible notes issued by QXM in May 2008, had an anti-dilutive effect and accordingly, were excluded from the computation of diluted loss per share.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.    RETIREMENT PLAN

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

Presently, the Group’s employees in the PRC are mainly employed by Haozhou, Zhongtai and CECT. As stipulated by PRC regulations, Haozhou, Zhongtai and CECT contribute to the state sponsored retirement plans for all of their employees who are residents of the PRC. All retired employees are entitled to an annual pension equal to their basic annual salary upon retirement. Haozhou, Zhongtai and CECT contribute to a state sponsored retirement plan with amounts stipulated by the local government of the PRC and have no further obligations for the actual pension payments or post-retirement benefits beyond the annual contributions. The state sponsored retirement plan is responsible for the entire pension obligations payable to all employees.

For the year ended December 31, 2010, the aggregate employer’s contributions made by the Group amounted to approximately RMB3,115,000 (US$472,000) (2009: RMB3,165,000; 2008: RMB2,980,000;).

23.    COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

Capital commitments not provided for in the consolidated financial statements include the followings:

	2009	2010
	RMB’000	RMB’000	US$’000
Capital expenditures authorized and contracted for:
— Acquisition and construction of mine properties	50,459	327,630	49,641
— Purchase of machinery and equipment	3,000	304	46

	53,459	327,934	49,687

(b) Operating lease commitments

QXM has operating lease agreements for office and factory premises, which extend through October 2013. As of December 31, 2010, the Company’s future minimum lease payments required under non-cancelable operating leases are as follows:

	Amount
	RMB’000	US$’000
For the years ending December 31,
— 2011	2,376	360
— 2012	1,751	265
— 2013	1,051	159

Total	5,178	784

Lease expense of the Group for the year ended December 31, 2010 was RMB6,408,000 (US$971,000) (2009: RMB6,090,000; 2008: RMB6,485,000).

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.    SUBSEQUENT EVENTS

(a) On January 4, 2011, the PRC government approved the transfer of the shares of Xinyuan from Chifeng Xingu Mining Co., Ltd. to Zhongtai (see Note 3(d)), the Company completed the acquisition of a 100% equity interest in Xinyuan and took control of Xinyuan on the same date. The second installment for the acquisition at amount of Rmb176,400,000 (US$26,727,000) was paid on January 14, 2011, and the third installments at amount of Rmb58,800,000 (US$8,909,000) was paid by the Company on February 28, 2011.

As of July 15, 2011, when the financial statements are issued, the purchase price allocation for this business combination has not been completed, pending finalization determination of the valuation of the assets acquired and liabilities assumed in the transaction. The following information could not be disclosed accordingly:

(i)	A qualitative description of the key assumptions and factors that enter into the fair value determination.

(ii)	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

(iii)	The total amount of goodwill that is expected to be deductible for tax purposes.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The historical unaudited condensed balance sheet of Xinyuan immediately before the acquisition date is as follows:

Chifeng Xinyuan Mining Co., Ltd

Condensed Consolidated Balance Sheet as at January 4, 2011

	RMB’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	400	61
Inventories	11,158	1,691
Prepaid expenses	9,037	1,369
Accounts receivables	22,350	3,386
Other receivables	11,636	1,763

Total current assets	54,581	8,270

Non-current assets
Fixed assets, net	21,226	3,216
Construction-in-progress	23,813	3,608
Intangible assets	98,528	14,928

Total non-current assets	143,567	21,752

Total assets	198,148	30,022

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables	181,201	27,454
Accounts payables	2	1
Accrued liabilities	52	8
Tax payable	45	7

Total current liabilities	181,300	27,470

Total liabilities	181,300	27,470

Shareholders’ equity
Share capital	600	90
Additional paid in capital	382	58
Retained earnings (deficits)	15,866	2,404

Total shareholders’ equity	16,848	2,552

Total liability and shareholders’ equity	198,148	30,022

(b) On January 6, 2011, the holder of a warrant to purchase 500,000 shares of common stock of the Company at US1.735 per share elected to exercise the warrant by way of a cashless exercise. A total of 247,819 shares of common stock of the Company were issued pursuant to the exercise.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.    SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

(a) From January 12, 2010 to April 1, 2010, the holders of the 0% Restated Notes exercised their option to convert US$17,220,000 of the principal amount of the notes in aggregate into 9,077,280 ordinary shares of the Company at average conversion price of US$2.11 per share (Note 14(b)).

(b) On April 1, 2010, QXM vested 331,391 shares of QXM to a director and various employees of QXM under the QXM 2007 Stock Plan (Note 18 (a)).

26.    RELATED PARTY TRANSACTIONS

Name and relationship of related parties:

Name of related parties	Existing relationship with the Company
Mr. Zhi Jian Wu Li	Major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder of CECT, QXCI and QXPL
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL

Summary of related party transactions is as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Property management fee paid or payable to:
— QXGL	119	55	—	—
Sales to:
— QFST	133,611	63,616	—	—

Other transactions with related parties are set out in Note 1, 3(b), 12 and 16 to the consolidated financial statements.

Summary of related party balances is as follows:

	2009	2010
	RMB’000	RMB’000	US$’000
Due from:
— Exquisite Jewel Limited	5	4	1
— Wu Holdings Limited	20	20	3

	25	24	4

Due to:
— Mr. Rui Lin Wu	5,118	9,324	1,413

Except for the balances owing to the Company’s shareholders as disclosed in Note 16, all other balances with related parties are unsecured, non-interest bearing and without pre-determined repayment terms.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.    SEGMENT INFORMATION

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

The following tables present summary information by segment.

	Mobile Phones	Mining	Corporate	Consolidation adjustment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
2010
Revenues	855,543	300,400	—	—	1,155,943
Gross profits	(48,676)	126,870	—	(108)	78,086
Interest revenue	21,977	2,379	1	—	24,357
Interest expense	(45,160)	—	(1,734)	—	(46,894)
Income tax expenses	(18,728)	(30,391)	—	1,272	(47,847)
Profit (loss) for the year	(367,407)	90,603	43,528	26,938	(206,338)
Cash	2,755,505	383,944	38,707	—	3,178,156
Inventories	59,969	1,879	—	—	61,848
Property, machinery and equipment	20,412	248,996	69	418	269,895
Expenditures for long-lived assets	2,079	98,334	9	—	100,422
2009
Revenues	1,632,912	193,887	—	—	1,826,799
Gross profits	251,449	100,552	—	(132)	351,869
Interest revenue	18,850	455	9,336	—	28,641
Interest expense	(326,512)	—	(4,149)	107,857	(222,804)
Income tax expenses	(13,667)	(32,306)	—	2,034	(43,939)
Profit (loss) for the year	(235,512)	64,207	(68,608)	(102,469)	(342,382)
Cash	3,129,070	579,268	1,165	—	3,709,503
Inventories	97,146	866	—	—	98,012
Property, machinery and equipment	23,183	146,679	97	526	170,485
Expenditures for long-lived assets	912	113,349	—	—	114,261
2008
Revenue	2,153,873	—	—	—	2,153,873
Gross profits	866,909	—	—	(132)	866,777
Interest revenue	24,405	—	30,418	—	54,823
Interest expense	(165.506)	—	(146,204)	—	(311,710)
Income tax expenses	(157,359)	—	—	1,642	(155,717)
Profit (loss) for the year	448,931	—	(116,466)	(16,492)	315,973
Expenditures for long-lived assets	14,907	—	49		14,956

*	For 2008 and 2009, indoor phones business was a separate segment. However, due to the disposal of QXCH group on November 30, 2009, indoor phones business was accounted for as a discontinued operation. Therefore, there is only mobile phones segment in 2008.

QIAO XING UNIVERSAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Major customers

(a) Mobile phones segment

Details of individual customers accounting for 10% or more of the Group’s sales of mobile phones are as follows:

	2008	2009	2010
Beijing U-life International Technology Co., Ltd.	53%	17%	—
Beijing Jiasheng Ruitong Electronics Co., Ltd	12%	18%	26%
Shenzhen Laidi Technical Co., Ltd.	—	16%	—
Shenzhen Siecom Communication Technology Development Co., Ltd.	—	20%	17%
Beijing Jiusheng Technology Co., Ltd.	—	15%	20%
Beijing Ousa Technology Co., Ltd.	—	—	15%

(b) Mining segment

Details of individual customers accounting for 10% or more of the Group’s sales of molybdenum concentrates are as follows:

	2008	2009	2010
Zhonggang Luliao Co., Ltd	—	100%	57%
Huludao Wanfeng Metal Co., Ltd	—	—	43%

28.    OTHER ADDITIONAL INFORMATION

The following items were included in the consolidated statements of operations and comprehensive income (loss):

	2008	2009	2010
	RMB’000	RMB’000	RMB’000	US$’000
Interest expense:
— bank loans	70,452	50,368	40,409	6,122
— other bank borrowings	2,110	—	—	—
— convertible notes	25,772	13,185	4,752	720
— accretion of discounts on convertible notes (Note 14)	188,201	137,782	1,299	197
— amortization of deferred debt issuance costs (Note 14)	24,738	21,031	—	—
— shareholders’ loans (imputed interest) (Note 16)	437	438	434	66

Total interest expense	311,710	222,804	46,894	7,105

Advertising expenses	137,166	92,263	99,084	15,013

ITEM 19.    EXHIBITS

(a)	The following financial statements are being filed as part of this annual report on Form 20-F:

Reports of Independent Registered Public Accounting Firms
Consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010
Consolidated balance sheets at December 31, 2009 and 2010
Consolidated statements of changes in shareholders’ equity for the years ended December 31, 2008, 2009 and 2010
Consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010
Notes to and forming part of the consolidated financial statements

(b)	The following exhibits are being filed as part of this annual report on Form 20-F:

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 15.1	Consent of Crowe Horwath LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAO XING UNIVERSAL RESOURCES, INC.

(Registrant)

By:	/s/ RUI LIN WU
Rui Lin Wu
Chairman

Date: July 15, 2011

INDEX TO EXHIBITS

DESCRIPTION

Exhibit 1.1	Memorandum of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.2	Articles of Association of the Company — incorporated by reference to the Exhibits to our Registration Statement on Form F-1, SEC File No. 333-9274, declared effective on February 16, 1999.

Exhibit 1.3	Memorandum of Association of the Company, as amended on January 9, 2009 - incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2008.

Exhibit 1.4	Memorandum of Association of the Company, as amended on January 28, 2010*

Exhibit 4.1	Securities Purchase Agreement dated as of August 17, 2007 covering the sale of US$25,000,000 of our 5.5% senior convertible notes and common stock purchase warrants**

Exhibit 4.2	Form of 5.5% Senior Convertible Note issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007**

Exhibit 4.3	Form of Warrant issued pursuant to the Securities Purchase Agreement dated as of August 17, 2007**

Exhibit 4.4	Non-competition Agreement, dated April 12, 2007, among Qiao Xing Universal Telephone, Inc., Huizhou Qiao Xing Communication Industry, Ltd., Mr. Rui Lin Wu and Qiao Xing Mobile Communication Co., Ltd.***

Exhibit 4.5	Share Purchase Agreement By and Among the Company, China Luxuriance Jade Company, Ltd. and The China Luxuriance Jade Company, Ltd. Sole Shareholder dated March 24, 2009 — incorporated by reference to Exhibit 4.5 to our amended report on Form 20-F/A for the fiscal year ended December 31, 2008.

Exhibit 4.6	Sale and Purchase Agreement By and Among the Company, DKR SoundShore Oasis Holding Fund Ltd., CEDAR DKR Holding Fund Ltd. and Chestnut Fund Ltd. dated March 31, 2009 — incorporated by reference to Exhibit 99.2 to the Report on Form 6-K dated April 6, 2009, SEC File No. 0-29946.

Exhibit 8.1	List of Significant Subsidiaries of the Company

Exhibit 11.1	Code of Ethics****

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)

Exhibit 12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)

Exhibit 13.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 13.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350

Exhibit 15.1	Consent of Crowe Horwath LLP

*	—	incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2009.
**	—	incorporated by reference to the Exhibits to our Report on Form 6-K filed with the SEC on August 21, 2007, SEC File No. 000-29946.
***	—	incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2006
****	—	incorporated by reference to the Exhibits to our annual report on Form 20-F for the fiscal year ended December 31, 2003